Form 20-F
period 2018-12-31
X Financial
filed 2019-04-25
CIK 1725033

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐          SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number: 001-38652

X Financial

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

7-8F, Block A, Aerospace Science and Technology Plaza
No. 168, Haide Third Avenue, Nanshan District
Shenzhen, 518067, the People’s Republic of China
(Address of principal executive offices)

Mr. Jie (Kevin) Zhang, Chief Financial Officer
7-8F, Block A, Aerospace Science and Technology Plaza
No. 168, Haide Third Avenue, Nanshan District
Shenzhen, 518067, the People’s Republic of China
Tel: +86-755-8628 2977
E-mail: kevin.zhang@xiaoying.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American depositary shares, each ADS represents two Class A ordinary shares, par value US$0.0001 per share	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

303,614,298 ordinary shares, comprised of 206,014,298 Class A ordinary shares, par value $0.0001 per share, and 97,600,000 Class B ordinary shares, par value $0.0001 per share, as of December 31, 2018

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. Check one:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                           ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒   International Financial Reporting Standards as issued by the International Accounting Standards Board ☐   Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17                                              ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

INTRODUCTION

Unless otherwise indicated, in this annual report on Form 20-F, the following terms shall have the meaning set out below:

•                  “active borrowers” refers to, for a specified period, borrowers who made at least one transaction during that period on our platform;

•                  “active individual/corporate investors” refers to, for a specified period, individual/corporate investors who made at least one transaction during that period on our platform; and individual/corporate investors refers to individuals/corporates making investment transactions on Xiaoying Wealth Management;

•                  “ADSs” refers to American depositary shares, each of which represents two Class A ordinary shares, and “ADRs” refers to the American depositary receipts that may evidence ADSs;

•                  “APR” or “annual percentage rate” refers to the percentage number represents the actual annualized cost of borrowing over the term of a loan. The APR for a type of our loan product equals to the annualized actual amount of total interests, service fees and insurance premium divided by total amount of loans we facilitated.

•                  “AUM” or “assets under management” refers to the total market value of the assets that a financial institution manages on behalf of investors.

•                  “CAGR” refers to compound annual growth rate;

•                  “Cayman Companies Law” refers to the Companies Law (2018 Revision) of the Cayman Islands, as amended;

•                  “China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong, Macau and Taiwan;

•                  “Class A ordinary shares” refers to our Class A ordinary shares, par value $0.0001 per share, carrying one vote per share;

•                  “Class B ordinary shares” refers to our Class B ordinary shares, par value $0.0001 per share, carrying 20 votes per share;

•                  “high-credit-limit” refers to ticket size of RMB80,000 to RMB600,000;

•                  “institutional funding partners” refers to our funding sources other than individual/corporate investors, including banks, trust companies and other institutions who funded the loans we facilitated to borrowers;

•                  “insurance protection” refers to credit insurance provided by insurance companies in partnership with P2P platforms against the default of both the principal and interest;

•                  “mass affluent investors” refers to investors who hold RMB600,000 to RMB6 million investable assets and their primary goal is to amplify their incomes through investments. Such investors often pursue investments with attractive returns and hold a diversified portfolio of investment products. They are usually receptive to refined and tailored products matching their investment needs;

•                  “New ZhongAn Model” refers to the revised arrangement with ZhongAn from September 2017 with respect to Xiaoying Credit Loan, which is the major product offered by us during the period from September 2017;

•                  “NPL” refers to non-performing loan(s);

•                  “Old ZhongAn Model” refers to the arrangement with ZhongAn prior to September 2017, under which ZhongAn initially reimbursed the loan principal and interest to the investor upon the borrower’s default, where we at our own discretion compensated ZhongAn for substantially all the loan principal and interest default but have not been subsequently collected;

•                  “ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.0001 per share;

•                  “PBOC CRC” refers to the credit reference center of the People’s Bank of China;

•                  “prime borrower” refers to an individual having sound credit history, who has credit records with PBOC CRC and usually no late payment record of over 60 days in the previous six months. Based on ZhongAn’s insurance requirement, it provides insurance protection for borrowers who have credit records with PBOC CRC and meet its late payment standards (usually no late payment of more than 60 days in the past six months). In determining whether a prospective borrower is a prime borrower, we will review his or her credit card transaction history, along with our sophisticated risk management review system;

i

•                  “RMB” or “Renminbi” refers to the legal currency of China;

•                  “U.S. dollars,” “US$,” “$” or “dollars” refers to the legal currency of the United States;

•                  “variable interest entities” or “VIEs” refer to Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd, or Beijing Ying Zhong Tong, Shenzhen Xiaoying Technology Co., Ltd., or Shenzhen Xiaoying, and Shenzhen Tangren Financing Guarantee Co., Ltd. or Shenzhen Tangren, which are PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP due to our having effective control over, and our being the primary beneficiary of, such entity; and “affiliated entities” are to our VIE, the VIE’s direct subsidiaries under the PRC laws;

•                  “we,” “us,” “our company,” “our,” or “X Financial” refers to X Financial, a Cayman Islands company, and unless the context requires otherwise, includes its predecessor entities, consolidated subsidiaries and VIEs; and

•                  “ZhongAn” refers to ZhongAn Online P&C Insurance Co., Ltd., a joint stock limited company with limited liability incorporated in the People’s Republic of China and listed on the Hong Kong Stock Exchange (stock code: 6060), carrying on business in Hong Kong as “ZA Online Fintech P&C.”

Our reporting currency is Renminbi because substantially all of our operations are conducted in China and all of our revenues is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8755 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2018. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On March 29, 2019, the noon buying rate for Renminbi was RMB6.7112 to US$1.00.

ii

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

You can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements include, but are not limited to, statements about:

•                  the PRC consumer finance market;

•                  our goals and strategies;

•                  our future business development, financial condition and results of operations;

•                  expected changes in our revenues, costs or expenditures;

•                  growth of and competition trends in our industry;

•                  our expectations regarding demand for, and market acceptance of, our products and services;

•                  our expectations regarding keeping and strengthening our relationships with borrowers, investors, institutional funding partners and other parties we collaborate with;

•                  fluctuations in general economic and business conditions in the markets in which we operate; and

•                  relevant government policies and regulations relating to our industry.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this annual report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—3.D. Risk Factors.” Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

iii

PART I

ITEM 1.                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                KEY INFORMATION

3.A.         Selected Financial Data

The following summary consolidated statement of operations data for the years ended December 31, 2016, 2017 and 2018 and the summary consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1.

The summary consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of our results for any future periods.

Summary Consolidated Statements of Operations Data

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues
Loan facilitation service—Direct Model	4,524	1,231,055	2,957,572	430,161
Loan facilitation service—Intermediary Model	176,849	302,614	228,272	33,201
Post-origination service	8,188	50,327	131,243	19,089
Financing income	30,500	130,740	76,104	11,069
Other revenue	10,245	72,199	147,409	21,440
Total net revenue	230,306	1,786,935	3,540,600	514,960
Operating costs and expenses:
Origination and servicing	259,054	760,143	1,185,937	172,487
General and administrative	61,712	98,236	220,024	32,001
Sales and marketing	38,211	76,584	205,726	29,922
Provision for contingent guarantee liabilities	—	182,579	216,364	31,469
Provision for accounts receivable and contract assets	8,099	167,700	396,996	57,741
Provision for loan receivable from Xiaoying Housing Loans	—	—	40,348	5,868
Total operating expenses	367,076	1,285,243	2,265,395	329,488
Income (loss) from operations	(136,770)	501,693	1,275,205	185,472
Interest income (expense), net	257	3,633	4,225	615
Foreign exchange gain (loss)	(18)	(479)	10	1
Investment income (loss), net	(6,300)	1,500	—	—
Change in fair value of financial guarantee derivative	—	(18,111)	(200,971)	(29,230)
Fair value adjustments related to Consolidated Trusts	(4,358)	(9,751)	12,359	1,798
Other income (loss), net	(9)	90	(5,904)	(859)
Income (loss) before income taxes and gain (loss) from equity in affiliates	(147,199)	478,575	1,084,923	157,797
Income tax benefit (expense)	27,018	(138,248)	(209,921)	(30,532)
Gain (loss) from equity in affiliates	—	(832)	8,055	1,172
Net income (loss)	(120,181)	339,495	883,057	128,437
Less: net loss attributable to non-controlling interests	(607)	(780)	(55)	(8)
Net income (loss) attributable to X Financial	(119,574)	340,275	883,112	128,445
Net income (loss) per share—basic	(0.5)	1.3	3.08	0.45
Weighted average number of ordinary shares outstanding—basic	238,095	261,220	286,588	286,588
Net income (loss) per share—diluted	(0.5)	1.22	2.91	0.42
Weighted average number of ordinary shares outstanding—diluted	238,095	279,711	303,984	303,984
Net income (loss)	(120,181)	339,495	883,057	128,437
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	27,872	(24,464)	19,045	2,770
Comprehensive income (loss)	(92,309)	315,031	902,102	131,207
Less: comprehensive loss attributable to non-controlling interests	(607)	(780)	(55)	(8)
Comprehensive income (loss) attributable to X Financial	(91,703)	315,811	902,157	131,215

Summary Consolidated Balance Sheet Data

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Cash and cash equivalents	504,215	671,361	1,069,361	155,532
Accounts receivable and contract assets, net of allowance for doubtful accounts	139,856	1,110,948	1,379,293	200,610
Loans held for sale	157,552	768,638	632,717	92,025
Loans at fair value	723,746	667,839	33,417	4,860
Total assets	1,680,619	3,887,695	4,636,969	674,420
Payable to investors at fair value of the Consolidated Trusts	728,105	667,081	—	—
Amounts due to related party	106,646	—	—	—
Guarantee liabilities	100,661	545,169	20,898	3,040
Deposit payable to channel cooperators	191,495	134,262	134,042	19,496
Total liabilities	1,304,118	2,122,154	1,118,901	162,738
Total X Financial shareholders’ equity	372,507	1,762,328	3,517,022	511,530
Non-controlling interests	3,993	3,213	1,047	152
Total equity	376,501	1,765,541	3,518,069	511,682

3.B.         Capitalization and Indebtedness

Not applicable.

3.C.         Reason for the Offer and Use of Proceeds

Not applicable.

3.D.         Risk Factors

Risks Relating to Our Business and Industry

The regulatory regime governing the online consumer finance industry in China is developing and subject to changes in applicable laws and regulations. If we fail to comply with existing and future applicable laws or regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.

Due to the relatively short history of the online consumer finance industry in China, a comprehensive regulatory framework governing our industry is under development by the PRC government. Before any industry-specific regulations were introduced in mid-2015, the PRC government relied on general and basic laws and regulations for governing the online consumer finance industry, including the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. Since mid-2015, the PRC government and relevant regulatory authorities have issued various laws and regulations governing the online consumer finance industry, including, among others, the Guidelines on Promoting the Healthy Development of Online Finance Industry, or the Guidelines, the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measures, the Guidelines on Online Lending Funds Custodian Business, or the Custodian Guidelines, and Guidelines on Information Disclosure of the Business Activities of Online Lending Information Intermediaries, or the Disclosure Guidelines, Notice on Rectification of Cash Loan Business, or Circular 141, the Notice on the Special Rectification and Inspection of Risk of Online Lending Intermediaries, or Circular 57, the Notice on Conducting Compliance Inspections of Online Lending Intermediaries, or the Inspection Notice, and the Compliance Checklist of Online Lending Information Intermediaries, or the Compliance Checklist. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Online Lending Information Services.”

Pursuant to the Interim Measures, the online lending information intermediaries shall register with the local financial regulatory authority, update their business scope in their business license to include online lending information intermediary and obtain telecommunication business license from the relevant telecommunication regulatory authority after the completion of their registration with the local financial regulatory authority. Furthermore, according to the Interim Measure, the local financial regulatory authorities may conduct onsite inspections or inquiries from time to time and instruct us to rectify our business operations that are deemed as non-compliant with the Guidelines or the Interim Measures. In March 2017, one of our consolidated VIEs, Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd. received a rectification notice from the Shenzhen Head Office for Special Rectification of Online Finance Risk. The rectification notice required us to adopt certain rectification measures to certain aspects of our business operations which were not in full compliance with applicable laws and regulations, including ceasing to facilitate loans exceeding RMB200,000 for one borrower and setting up custody accounts with qualified banks to better manage clients and funds. We have responded with our rectification plan with a schedule in March 2017 and have undertaken effective measures in response to the authority’s request. We have further submitted a self-inspection report to the Shenzhen financial regulatory authority regarding the current status on our rectification process on February 2, 2018 pursuant to the Notice regarding Further Implementing Rectification of Online Lending Information Intermediaries promulgated by the Shenzhen Head Office for Special Rectification of Online Finance Risk on January 19, 2018, according to which online lending information intermediaries in Shenzhen that had local financial authorities conduct onsite inspections shall accelerate their rectification process in order to complete registration with the local online financial regulatory authority as required under Circular 57. As of the date of this annual report, we have not received any further rectification notification from the Shenzhen financial regulatory authority. However, we cannot assure you that these rectifications will fully satisfy the Shenzhen financial regulatory authority’s requirement, and in light of any new rules on online consumer finance that may come into force in the future. If we are required to make further rectifications, our business and financial condition would be adversely affected.

Pursuant to Circular 57, as prerequisites to complete registration with the local financial regulatory authority, the online lending information intermediary shall, among other things, (i) cease conducting any prohibited actions under the Interim Measures (see “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Online Lending Information Services” for details) after August 24, 2016 and cease offering any loan of which the amount exceeds the upper limit under the Interim Measures after August 24, 2016, and shall have fully eliminated the outstanding balance of such non-compliance products that were offered before August 24, 2016; (ii) suspend offering campus loans, cash loans and down payment loans for purchasing real estate property, and gradually reduce the outstanding balance of the aforementioned loans; (iii) set up custody accounts with qualified banks to hold consumer funds, (iv) cease setting aside fund as risk reserve funds, and gradually reduce the existing scale of risk reserve funds, and (v) cease any illegal transfer of creditor’s rights as specified under Circular 57. In the event that any company conducts online lending information service without completing the registration with local financial regulatory authority, the company may be required to shut down websites, cease operation of the entire business, have operation license for telecommunication service revoked, and be forbidden to obtain financial service from financial institutions. The Inspection Notice and the Compliance Checklist promulgated by the Head Office for Special Rectification of Peer-to-Peer Online Lending in August 2018 further provide that the online lending information intermediaries shall complete self-inspection, inspection conducted by local and national Internet Finance Associations, and verification conducted by the local online lending rectification office by the end of December 2018, and pursuant to the Inspection Notice and the Compliance Checklist, we have further submitted a self-inspection report and self-inspection documents to the Shenzhen financial regulatory authority and the Shenzhen Head Office for Special Rectification of Online Finance in October and November 2018 respectively. The online lending information intermediaries that are in compliance with the applicable rules and regulations will be granted access to the information disclosure system and products registration system and will become eligible to apply for registration as an online lending information intermediary, or the P2P registration. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Online Lending Information Services.” In November, 2018, the Notice of Shenzhen Internet Finance Association for the start of the inspection on the Peer-to-Peer Online Lending Institution in Shenzhen was promulgated by the Shenzhen Internet Finance Association, and pursuant to which, the inspection conducted by Shenzhen Internet Finance Association shall be finished by December 20, 2018. In December, 2018, the Shenzhen Head Office for Special Rectification of Online Finance Risk conducted onsite inspections on us pursuant to the Inspection Notice. However, as of the date of this annual report, specific requirements and detailed implementation rules of such registration and licensing regime in Shenzhen are still pending further clarification and we have proceeded to rectify our business model pursuant to Circular 57 and Compliance Checklist. Pursuant to the Circular on Making Efforts to Prevent Risk and to Classify and dispose Online Lending Institutions (“Circular 175”), promulgated by the Head Office for Special Rectification of Peer-to-Peer Online Lending and the Head Office for Special Rectification of Online Finance Risk in December 2018, the scope of the rectification of online lending institution shall be limited to institutions which have entered into to the Data Submission System of Online Security Centre, and any institutions out of this scope shall be treated as illegal fund raising. We submitted our application materials for the P2P registration, to the Shenzhen Financial Services Office, our competent authority, in April 2018, and we has entered into the Data Submission System of Online Security Centre since November 2018. Pursuant to Circular 175, for the institutions in the Data Submission System of Online Security Centre, only normal marketplaces that have not demonstrated any of the high-risk characteristics (“Normal Marketplaces”) are allowed to continue to operate in the P2P lending industry. As of the date of this annual report, we have not received any notice that we have been classified as high-risk characteristics and we do not believe we are a marketplace with high risks under Circular 175. Although Circular 175 does not require Normal Marketplaces to exit the industry or shut down and imposes minimum restrictions, such as control the existing size and number of investors, on Normal Marketplaces, we may be encouraged by PRC government authorities to convert into other types of online financing institutions such as online small loan companies or loan facilitation platforms, and we have already started taking various measures, such as expanding cooperation with institutional partners, in order to reduce the adverse impact on our business volume. If we were encouraged or required to change the type of business we operate, our business, financial condition and results of operation might be materially and adversely affected. However, due to the un-clarification of Circular 175, there is a risk that applicable regulatory authorities interpret the regulations differently than we do. If we are deemed as a marketplace other than a Normal Marketplace under Circular 175 by government authorities, our marketplace would be subject to the penalties prescribed in Circular 175, including but not limited to, conversion into other types of businesses, shutdown of our website and operation and our business, financial condition and results of operations would be materially and adversely affected.

Notice on Rectification of Cash Loan Business, or Circular 141, promulgated by the Head Office for Special Rectification of Online Finance Risk and Head Office for Special Rectification of Peer-to-Peer Online Lending on December 1, 2017 further specifies that cash loan which is characterized by the lack of specific scenes, designated purposes, targeted users and mortgage may be subject to inspection and rectification, and the online lending information intermediary shall not facilitate loans without designated purposes. It is stipulated in Circular 57 that online lending information intermediary shall cease providing cash loan after the issuance of Circular 141 and shall gradually reduce the outstanding balance of cash loan within scheduled timetable in order to complete registration with the local financial regulatory authority. We do not believe any of the loan products we facilitate is prohibited under Circular 141 and Circular 57, as none of our products has all of the four characteristics of cash loans as defined under Circular 141. For example, although some of our loan products, such as Xiaoying Credit Loan’s credit card cash advance product, are lacking mortgage and specific scenes, we believe they target a specific user base with designated purpose for which the borrowers are required to specify at loan application. However, in the absence of authoritative interpretation of the key requirements or characteristics of cash loan, especially whether the definition of cash loan requires all of the four characteristics or any of the four characteristics, we cannot assure you that our existing practices would not be deemed to violate any relevant laws, rules and regulations that are applicable to our business practices. We may be required to cease or modify any such “cash loans” to comply with Circular 141, otherwise we may be ineligible for registration with the local financial regulatory authority, which may materially and adversely affect our business and prospects. While we are closely monitoring the regulatory development, as of the date of this annual report, we have not been informed by any regulatory authorities to cease or modify any of our current products due to violation of any rules with respect to cash loan under Circular 141 or Circular 57.

Given the evolving regulatory environment, there is uncertainty as to how the requirements in the Guidelines, the Interim Measures, the Custodian Guidelines, the Disclosure Guidelines, Circular 57, Circular 141, the Inspection Notice and the Compliance Checklist will be interpreted and implemented. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Online Lending Information Service.” To the extent that we are not able to fully comply with these requirements, our business, financial condition and results of operations may be materially and adversely affected. We are unable to predict with certainty the impact, if any, that future legislation, or regulations relating to the online consumer finance industry will have on our business, financial condition and results of operations. Historically, we made adjustments in our business to comply with evolving regulatory requirements. Some of the impacts from change of regulation might not be fully reflected. Furthermore, the growth in popularity of online consumer finance increases the likelihood that the PRC government will seek to further regulate this industry.

In addition to the Guidelines, the Interim Measures, the Custodian Guidelines, the Disclosure Guidelines, Circular 57, Circular 141, the Inspection Notice and the Compliance Checklist, there are certain other rules, laws and regulations relevant or applicable to the online consumer finance industry, including the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Loans between Individuals.” The overall regulatory conditions in China would affect our business and financial condition. For example, in 2018, PRC government authorities issued a series of banking policies to control the leverage ratio, which have adversely affected the liquidity of capital in the market. Under such circumstance, some self-employed business owners, who are borrowers of Xiaoying Preferred Loan, may not be able to obtain enough working capital to maintain business operation or investment, and consequently, affecting their financial condition and repayment capability, which may adversely affect our loan performance and financial results.

As of the date of this annual report, we have not been subject to any material fines or other penalties under any PRC laws or regulations including those governing the online consumer finance industry in China. If our practice is deemed to violate any rules, laws or regulations, we may face injunctions, including orders to cease illegal activities, correction order, condemnation, fines and criminal liability, and may be exposed to other penalties as determined by the relevant government authorities. If such situations occur, our business, financial condition and prospects would be materially and adversely affected.

We have a limited operating history in a new and evolving market, which makes it difficult to evaluate our future prospects.

We started to facilitate investment products to individual investors in China in August 2014 and commenced our loan facilitation business in July 2015 and thus have a limited operating history. We have limited experience in most aspects of our business operations, such as loan product offerings, data-driven credit assessment and development of long-term relationships with borrowers, investors and institutional funding partners. We seek to expand the base of prospective borrowers that we serve, which may result in higher delinquency rates of transactions facilitated by us. The delinquency rate for all outstanding loans on our platform that were 31-90 days past due increased from 0.36% as of December 31, 2016 to 1.46% as of December 31, 2017 and further to 3.54% as of December 31, 2018 and the delinquency rate for all outstanding loans on our platform that were 91-180 days past due increased from 0.38% as of December 31, 2016 to 1.34% as of December 31, 2017 and further to 5.28% as of December 31, 2018. In addition, our ability to continuously attract low-cost funding sources is also critical to our business. As our business develops or in response to competition, we may continue to introduce new loan products, make adjustments to our existing loan products and our proprietary credit assessment model, or make adjustments to our business operation in general. For example, our product mix changed since our launch of Xiaoying Card Loan in December 2016. In 2016, 0.9% of our total loan facilitation amount were Xiaoying Card Loan, while in 2017 and 2018, such proportion was 36.7% and 70.5%, respectively. Any significant change to our business model not achieving expected results may have a material adverse impact on our financial condition and results of operations. Our historical financials during the limited operating history are not indicative of our future trends. As a result, it is difficult to effectively assess our future prospects.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our limited operating history. These risks and challenges include, among other things, our ability to:

•                  offer personalized and competitive products and services;

•                  increase the utilization of our products and services by existing borrowers and investors as well as new borrowers and investors;

•                  offer attractive service fee rates while driving growth in size and profitability of our business;

•                  maintain low delinquency rates of loans facilitated by us;

•                  develop sufficient, diversified, cost-efficient and reputable funding sources;

•                  maintain and enhance our relationships with our other business partners;

•                  broaden our prospective borrower and investor base;

•                  navigate a complex and evolving regulatory environment;

•                  improve our operational efficiency;

•                  attract, retain and motivate talented employees to support our business growth;

•                  enhance our technology infrastructure to support the growth of our business and maintain the security of our system and the confidentiality of the information provided and utilized across our system;

•                  navigate economic condition and fluctuation; and

•                  defend ourselves against legal and regulatory actions, such as actions involving intellectual property or privacy claims.

Failure of other online lending platforms or damage to the reputation of the online consumer finance industry may materially and adversely affect our business and results of operations.

We operate in the online consumer finance industry, a new and evolving industry. Any negative development in the online consumer finance industry, such as bankruptcies or failures of other consumer finance service providers, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, such as that arises from any failure of other consumer finance platforms to detect or prevent money laundering or other illegal activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new borrowers and investors. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected and potentially for a prolonged period of time. For example, certain troubled online lending platforms in China defaulted or collapsed in July 2018. Although these online platforms are not related to us, their failures adversely affected investors’ confidence in the online consumer finance industry, resulting in a reduction in the availability of funding from individual investors. Consequently, our operation was adversely affected by the market conditions in July and August 2018.

Negative developments in our industry, such as widespread borrower defaults, fraudulent behavior and/or the closure of other online consumer finance service providers, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted, which may adversely affect our business and results of operations.

The service fees we charge borrowers may decline in the future due to factors beyond our control and any material decrease in such service fees could harm our business, financial condition and results of operations.

We generate a substantial majority of our revenues from service fees we charge borrowers. In 2016, 2017 and 2018, service fees, consisting of loan facilitation service—direct model, loan facilitation service—intermediary model and post origination service, accounted for 82.3%, 88.6% and 93.7% of our net revenues, respectively. Any material decrease in our service fees would have a substantial impact on our revenues and profitability. In the event that the amount of service fees we collect from borrowers for loans we facilitate decrease significantly in the future and we are not able to reduce the funding cost of the loans we facilitate or adopt any cost control initiatives, our business, financial condition and results of operations will be harmed. The level of service fees we collect from borrowers may also be affected by a variety of factors, including our borrowers’ creditworthiness and ability to repay, the competitive landscape of our industry, our access to funding sources of loans we facilitate and regulatory requirements. Our service fees may also be affected by changes in our product and service mix and changes to our borrower engagement initiatives. Our competitors may also offer more attractive fees, which may require us to reduce our service fees to compete effectively. Certain consumer financing solutions offered by traditional financial institutions may provide lower fees than our service fees. Although we do not believe such consumer financing solutions currently compete with our products or target the same underserved consumers in China, such traditional financial institutions may decide to do so in the future, which may have a material adverse effect as to the service fees that we will be able to charge borrowers. Furthermore, as our borrowers establish their credit profile over time, they may qualify for and seek out other consumer financing solutions with lower fees, including those offered by traditional financial institutions offline, and we may need to adjust our service fees to retain such borrowers.

In addition, our service fees are sensitive to many macroeconomic factors that are beyond our control, such as inflation, recession, the performance of credit markets, global economic disruptions, unemployment and fiscal and monetary policies. If the service fees we collect from borrowers decrease significantly due to factors beyond our control, our business, financial condition and results of operations will be materially and adversely affected.

Our service fees, to the extent they are fully or partially deemed as loan interest, may also be subject to the restrictions on interest rates as specified in applicable rules on private lending. Pursuant to the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court on August 6, 2015, or the Private Lending Judicial Interpretations, if the services fees that we charge borrowers are considered as loan interest and we are deemed as a lender, and if the sum of the annual interest that lenders charge and our service fees exceed 36%, the portion of the service fees that exceeds the 36% limit is invalid, and even if the borrower has paid the portion of the service fees that exceeds the 36% limit, such borrower may request us to refund the portion of the service fees that exceeds the 36% limit and the PRC courts will uphold such request. In accordance with Circular 141, the overall cost of loans, including the loan interest and other forms of fees charged by the institutions shall be included in an overall annualized interest rate and conform to the restrictions on interest rates as specified in applicable rules on private lending. The Compliance Checklist further specifies that interests and fees collected by any third party collaborator or charged offline shall form part of an overall annualized interest rate. In addition, the online lending information intermediary is also prohibited to deduct loan interest, service fees, administrative fee and deposit from a loan principal in advance. In 2017, the upfront service fees we deducted as prohibited by the Circular 141 and the Compliance Checklist amount to RMB405 million, representing 13.4% of the total consideration paid by borrowers during the same period. We have ceased deducting any service fees from a loan principal in advance and have complied with applicable regulatory requirements since December 7, 2017.

In April 2017, the Head Office for Special Rectification of Peer-to-Peer Online Lending issued the Notice on Rectification of Carrying out “Cash Loan” Business, or the Notice, which requires local counterparts of the National Rectification Office to conduct a full-scale and comprehensive inspection of cash loan business conducted by online platforms and require such platforms to conduct necessary rectification measures within a designated period to comply with relevant requirements specified in the Notice. The Notice focuses on preventing malicious fraudulent activities, loans that are offered at extortionate interest rates and violent loan collection practices in the cash loan business operation of online platforms.

We facilitated loans amounting to RMB36,913 million in 2018, none of which had annualized fee rates exceeding 36%. We have reduced our annualized fee rates of all products which exceeded the 36% limit and have complied with applicable regulatory requirements since December 7, 2017. The annualized fee rates of all new loans that we facilitated since December 7, 2017 are below 36%. As a result, we do not believe that our current service fees and various other fees charged from our borrowers violate these provisions. However, if our current fee level is deemed to be excessive or constitutes usurious loans under any existing or future relevant PRC laws, regulations and rules, parts or all of the fees we collected may be ruled as invalid by the PRC courts, and we may face, among others, regulatory warning, correction order, or be required to reduce the fees and annual interest rate we charge our borrowers. In addition, any future changes on APR ceiling may affect our profitability. If such situations were to occur, our business, financial condition, results of operations and prospects would be materially and adversely affected.

There is no clear regulatory guidance on APR calculation methodology. We calculate APRs of our loan products based on total borrowing costs and original amount of loan principal on an annualized basis. If regulatory authorities unify the APR calculation to a method that is different from ours, the APRs of part of our current loan products might represent a risk of breaching regulatory APR ceiling. As a result, we may be requested to lower APRs by the regulators and our profitability might be negatively impacted.

We face competition in the online consumer finance industry, and, if we do not compete effectively, our results of operations could be harmed.

The online consumer finance industry in China is highly competitive, and we compete with other sizable online consumer lending marketplaces with a focus on prime borrowers and mass affluent individual investors. We also compete with other financial products and companies that attract borrowers, investors, institutional funding partners or all. Our competitors may operate different business models, have different cost structures or selectively participate in different market segments. They may ultimately be proven more successful or more adaptable to consumer demand and new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technological, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their product and services offerings. Our competitors may also have longer operating history, more extensive user bases, greater brand recognition and brand loyalty and broader relationships with business partners. Additionally, a current or potential competitor may acquire, or form strategic alliances with, one or more of our competitors. Our competitors may be better at satisfying user demand by developing tailored products, offering attractive service fees, strengthening risk management capabilities, introducing more advanced and effective data analytics technologies, obtaining funding sources at more favorable rates and undertaking more extensive and effective marketing campaigns. Furthermore, more players may enter this market and increase the level of competition. In face of such competition, in order to grow or maintain the amount of loans facilitated to borrowers and allocated to investors, we may have to lower our service fees, which could materially and adversely affect our business and results of operations. If we are unable to compete with such companies and meet the need for innovation in our industry, the demand for our products or services could stagnate or substantially decline, which could harm our business and results of operations.

With respect to investors, we compete with other online consumer finance marketplaces offering multiple investment products, wealth management centers and traditional banks in China. If a substantial number of our investors choose other investment alternatives, our business, financial condition and results of operations could be materially and adversely affected.

If we are unable to maintain or increase the amount of loans we facilitate or if we are unable to retain existing borrowers or attract new borrowers, our business and results of operations will be adversely affected.

The amount of loans facilitated through our platform was RMB18,996 million in 2016, RMB34,400 million in 2017 and RMB36,913 million in 2018. To maintain and increase the amount of loans we facilitate, we must continue to engage our existing borrowers and attract new borrowers, which may be affected by several factors, including our brand recognition and reputation, our products and services offered, our efficiency in engaging prospective borrowers, our ability to convert registered users to borrowers, the effectiveness of our credit analysis and risk management system, our ability to secure sufficient and cost-efficient funding, the service fees we charge borrowers, our borrower experience, the PRC regulatory environment governing our industry and the macroeconomic environment. For example, although we do not believe any of the loan products we currently facilitate is explicitly prohibited in accordance with the requirements under Circular 141 and Circular 57, we have taken rectification measures, including adjusting the annualized fee rates not to exceed 36% and ceasing deducting service fees from a loan principal in advance, to better comply with the applicable requirements.

In addition, we currently collaborate with 389 online and 14 offline channel partners. In 2017 and 2018, approximately 69% and 67% of our active borrowers for Xiaoying Card Loan and all of our active borrowers for Xiaoying Preferred Loan and Xiaoying Housing Loan were engaged through our channel partners. If these channels become less effective or less efficient, if we are unable to continue to use these channels or work with less channel partners, or if we cannot expand our business partner base or work with more business partners, we may not be able to acquire and engage new and existing borrowers efficiently. In addition, we may also impose more stringent borrower qualifications to ensure the quality of the loans we facilitate, which may negatively affect the amount of loans we facilitate. If we are unable to attract borrowers or if borrowers do not continue to use our products and services, we may be unable to increase our amount of loans facilitated and corresponding revenues, and our business and results of operations may be materially and adversely affected.

Our platform requires adequate funding and access to adequate lending capital on terms acceptable to us cannot be assured.

Our business involves matching of borrowers and investors and we collaborate with individual investors, corporate investors and institutional funding partners such as banks and trust companies to fund the loans we facilitate. The growth and success of our future operations depend on the availability of adequate funding to meet borrower demand for loans facilitated on our platform. As of December 31, 2018, 88.6% of the total funding for loans we facilitated were provided by individual investors, 9.2% were provided by corporate investors and institutional funding partners, and 2.2% were provided by our own funds. In order to maintain the requisite level of funding for the loans we facilitate to meet borrower demand, we will need to optimize the investor funding composition of our platform.

However, our cooperation with banking financial institutions may be subject to restrictions stipulated under Circular 141, according to which banking financial institutions shall not receive credit enhancement services offered by any third party that lacks qualifications to provide guarantee, and shall ensure that such third party does not charge fees from borrowers. Under our existing cooperation model with banking financial institutions prior to the promulgation of Circular 141, some of our entities lacking the qualifications to provide guarantee also provide guarantee to certain funding arrangements with banking financial institutions. As a result, our banking financial institution partners may cease our cooperation under such existing business model, which may adversely affect our funding capabilities. In light of this regulatory development, we have reviewed and adjusted our cooperation with banking financial institution partners, such as suspending certain cooperation, to better comply with the regulatory requirements. We ceased the online intermediary model in April 2017. We gradually reduced the volume of loans facilitated through the offline intermediary model with funding from banking financial institution partners after December 31, 2017 due to regulatory requirement and completely ceased such operations in February 2018. In the meantime, we have shifted strategy to focus on loan facilitation services through the direct model. We cannot assure you, however, that we will be able to adopt a compliant business model vis-à-vis institutional funding partners in a timely manner, or at all, or that such business model will be sufficiently viable, which in turn may adversely affect our ability to obtain adequate funding to grow our business.

In addition, regardless of our risk management efforts, credit facilitated by us may nevertheless be considered riskier and may have a higher delinquency rate than loans made by traditional financial institutions. In the event if our investors have determined not to continue investing on our platform, or regulatory authorities impose any limitation on funding from investors, especially individual investors, we may not be able to maintain necessary levels of funding without incurring high costs of capital or at all. For example, certain troubled online lending platforms defaulted or collapsed in July 2018, which adversely affected investors’ confidence in the online consumer finance industry, resulting in a reduction in the availability of funding from individual investors.

If our platform is unable to provide potential borrowers with loans on a timely basis due to insufficient funding sources on our platform, the volume of loans facilitated on our platform may be significantly impacted and we may experience a loss of market share or slower than expected growth, which would harm our business, financial condition and results of operations.

If the provision of services by ZhongAn becomes limited, restricted, or is rendered less effective or more expensive, our business may be materially and adversely affected.

We have partnered with ZhongAn since inception and have established in-depth cooperation in multiple areas of our business operations. We have entered into strategic cooperation framework agreements with ZhongAn with respect to credit insurance, other insurance products, user referrals, and cross-sales. See “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with ZhongAn.” Although we have entered into a series of agreements relating to our ongoing business cooperation and service arrangement with ZhongAn, we cannot assure you that the provisions of services provided by ZhongAn will continue to remain at the same level or on more favorable terms in the future. Furthermore, in general, our cooperation agreements with ZhongAn have an initial term of one year and can be automatically renewed for another year, the agreements can be terminated by notice or negotiation of parties. In addition, given Shenzhen Xiaoying and Shenzhen Tangren are both consolidated VIEs, while we believe our past and current cooperation model with ZhongAn does not violate any prohibitive rules relating to Online Lending Information Services, including among others, does not constitute as providing any guarantee to lenders directly or in a disguised form by online lending information intermediary under the Interim Measures or constitute as setting aside risk reserve funds by online lending information intermediaries to protect investors against default under Circular 57, we cannot assure you that the regulators would hold the same view as ours. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Online Lending Information.” If our agreements with ZhongAn were terminated or to be altered to our disadvantage, our business, results of operations and financial condition will be materially and adversely affected.

We cannot assure you that ZhongAn will continue to provide its insurance decision opinion, which is based on its credit analysis model, leveraging its resources and access to various databases, including PBOC CRC that is only available to licensed financial institutions. In case, our risk valuation principal will not change, but will simply replace this input with other proxies. We are working with other partners with financial license on co-developing risk management capabilities. The denial of access to ZhongAn’s insurance opinion may materially and adversely impact our ability to assess the creditworthiness of prospective borrowers in the future. Any deterioration in our risk assessment capabilities may adversely affect the quality of transactions that we facilitate and we may experience higher delinquency rates, which may materially and adversely affect our business, results of operations and financial condition.

Moreover, 89.9% (a percentage equal to the cumulative investment amount covered by ZhongAn’s credit insurance divided by the cumulative investment amount in loan products) of the loan products we facilitated were covered by the credit insurance products provided by ZhongAn as of December 31, 2018. The protection offered by ZhongAn’s insurance policy on our loan products significantly enhances the confidence of our investors and other business partners. In addition to ZhongAn’s insurance protection, Shenzhen Tangren, our consolidated VIE with the financing guarantee license, currently provides a guarantee for certain loan products we facilitate. When in the event of default, Shenzhen Tangren will compensate ZhongAn for ZhongAn’s payout amount to our investors in accordance with the agreements with ZhongAn; however, Shenzhen Tangren’s compensation obligation shall not exceed the financial guarantee service fees Shenzhen Tangren collectible from all the borrowers for such loans. See also “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Loan Performance—Delinquency Rate by Vintage” for further information. We may consider introducing other investor protection arrangements, such as alternative guarantee providers, to ZhongAn or investors. We cannot assure you that new arrangements would be perceived by ZhongAn or investors, which may have adverse impact on our business operations. If ZhongAn ceases business collaboration with us, it may adversely affect our relationship with our users and other business partners, including institutional funding partners, who view on the insurance protection offered by ZhongAn with importance. Furthermore, we may face the risk that ZhongAn cannot provide credit insurance for our loan products with the same terms or at all. See “—If we are unable to obtain adequate credit insurance under terms or conditions acceptable to us due to changes in the credit insurance regulations in China, our business, financial condition and results of operations would be materially and adversely affected.”

We also benefit from ZhongAn’s strong brand recognition and market position in China. If ZhongAn loses its market position, the effectiveness of our cooperation with ZhongAn may be materially and adversely affected. In particular, any negative publicity associated with ZhongAn and its affiliates and services provided by ZhongAn and its affiliates, or any negative development in respect of their market position or compliance with legal or regulatory requirements in China, may have an adverse impact on the effectiveness of our cooperation with ZhongAn as well as our business, results of operations, brands, reputation and prospects.

If we are unable to obtain adequate credit insurance under terms or conditions acceptable to us due to changes in the credit insurance regulations in China, our business, financial condition and results of operations would be materially and adversely affected.

On July 11, 2017, China Insurance Regulatory Commission promulgated the Interim Measures for the Supervision of Credit Guarantee and Insurance Business, or the Interim Measures for the Credit Guarantee, pursuant to which the insurance companies carrying out credit insurance businesses, such as ZhongAn, are required to comply with the regulatory requirements on solvency and ensure the overall size of business is appropriate for the capital strength of the company. When carrying out credit insurance business, insurance companies are required to pay particular attention to the underlying risks, fully assess the impact of credit insurance business on the solvency of the company, and duly perform liquidity risk management. The insurance companies have to establish more stringent internal control measures to ensure the compliance of the credit insurance business. Furthermore, the Interim Measures for the Credit Guarantee sets out specific rules regarding insurance companies carrying out credit insurance business via online consumer finance platform, under which the insurance companies shall not cooperate with the online consumer finance platforms that are not in compliance with the applicable laws governing the online consumer finance industry. Depending on the type of credit insurance business and the nature of the policyholder, the balance of self-retained liability of the insurance company cannot exceed the respective limits as set forth in the Interim Measures for Credit Guarantee. In addition, the insurance company is required to request the cooperating online consumer finance platform to publish material information in relation to such cooperative insurance product mutually approved by both parties.

We have cooperated with ZhongAn to develop credit insurance products to secure insurance protection for 89.9% of the loans we facilitated as of December 31, 2018. If ZhongAn is unable to continue to provide the credit insurance with same terms and conditions we may not be able to remain adequate credit insurance for our loan products as before, or may have to incur additional cost in purchasing such insurance from ZhongAn or other insurance companies. If we are unable to obtain adequate credit insurance for our loan products under terms or conditions acceptable to us, our business, financial condition and results of operations would be materially and adversely affected.

We may be deemed to operate financing guarantee business by the PRC regulatory authorities.

The State Council promulgated the Regulations on the Supervision and Administration of Financing Guarantee Companies, or Financing Guarantee Rules, on August 2, 2017, which became effective on October 1, 2017. Pursuant to the Financing Guarantee Rules, “financing guarantee” refers to the activities in which guarantors provide guarantee to the guaranteed parties as to loans, bonds or other types of debt financing, and “financing guarantee companies” refer to companies legally established and operating financing guarantee business. According to the Financing Guarantee Rules, the establishment of financing guarantee companies shall be subject to the approval by the competent government department, and unless otherwise stipulated by the state, no entity may operate financing guarantee business without such approval. If any entity violates these regulations and operates financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines ranging from RMB500,000 to RMB1,000,000, confiscation of illegal gains if any, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the law. We have cooperated with banks, trust companies, and other institutional funding partners who funded the loans for our borrowers. See “Item 4. Information on the Company—4.B. Business Overview—Funding.” Under our current business model, some of our entities lacking the qualifications to provide financing guarantee are obligated to repay certain institutional funding partners the full overdue amount in case the borrowers fail to repay, or purchase the creditor’s rights of the underlying loan from certain institutional funding partners under certain circumstances.

In addition, prior to September 2017, we, at our sole discretion, paid ZhongAn for substantially all the loan principal and interest default but have not been subsequently collected through some of our entities lacking qualifications to provide financing guarantee. See “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with ZhongAn.” Due to the lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Rules is unclear. It is uncertain whether we would be deemed to operate financing guarantee business because of our cooperation model with ZhongAn and our current arrangements with banks, trust companies and other institutional funding partners. As of the date of this annual report, we have not been subject to any fines or other penalties under any PRC laws or regulations related to financing guarantee business. Furthermore, given Shenzhen Xiaoying and Shenzhen Tangren are both our consolidated VIEs, while we believe our past and current cooperation model with ZhongAn does not constitute providing any guarantee to lenders directly or in a disguised form by online lending information intermediary under Interim Measures or under Circular 57, we cannot assure you that the regulators would hold the same view as ours. Given the evolving regulatory environment of the financing guarantee business, we cannot assure you that we will not be subject to any fines, penalties or other liabilities, or be required in the future by the relevant governmental authorities to obtain approval or license for financing guarantee business to continue our collaboration with banks, trust companies and other institutional funding partners. If we are required to amend the current model or are no longer able to collaborate with banks, trust companies or other institutional funding partners at all, or become subject to penalties, our business, financial condition, results of operations and prospects could be materially and adversely affected.

For the impact of Circular 141 and Circular 57 on our cooperation with institutional funding partners, see “Item 3. Key Information on the Company—3.D. Risk Factors—Risks Relating to Our Business and Industry—Our platform requires adequate funding and access to adequate lending capital on terms acceptable to us cannot be assured.”

Failure in our proprietary credit analysis and risk management system may materially and adversely affect our products and service.

We offer our products and services based on risk assessment conducted by our proprietary credit analysis and risk management system, which is strengthened by ZhongAn’s insurance decision opinion based on its credit analysis model. In particular, we, at our sole discretion, took on the substantial credit risk of the borrowers for the loans with credit insurance provided by ZhongAn prior to September 2017 and under the guarantee provided by Shenzhen Tangren, our consolidated VIE with the financing guarantee license, for certain loan products we facilitate in addition to ZhongAn’s credit insurance (Shenzhen Tangren’s compensation obligation shall not exceed the financial guarantee service fees Shenzhen Tangren collectible from all the borrowers for such loans) after September 2017. See “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with ZhongAn—Credit Insurance” for details. Our system uses machine learning and modeling techniques to analyze transaction and repayment data from loans that we facilitated and data from applicants and other third-party sources. Even though we have accumulated a large amount of applicant data and extensive credit analysis experience to perform risk management analysis in our system, our credit analysis and risk management system may not be continuously effective as we continue to increase the amount of loans we facilitate, expand our borrower and investor base and broaden our borrower and investor acquisition and engagement efforts through different channels in the future. If our credit analysis model contains inaccurate assumptions or inefficiencies through model updates, or if the credit data and analysis we obtain are inaccurate or outdated, our credit analysis could be negatively affected, resulting in inaccurate decision. If we are unable to effectively and accurately assess the credit profiles of applicants based on their credit profiles, we may either be unable to offer attractive service fee rates and products and services to borrowers, or unable to maintain low delinquency rates for loans we facilitate or to attract investors with satisfactory annualized investment return for our investment products. In addition, our credit analysis may not be able to provide more predictive assessments of future borrower behavior and result in better evaluation of our borrower base as compared to our competitors. Furthermore, our risk management model and system may not optimally protect our business against systemic risk. If our proprietary credit analysis and risk management system fails to perform effectively, our business, liquidity and results of operations may be materially and adversely affected.

If we are unable to maintain low delinquency rates for transactions facilitated by us, our business and results of operations may be materially and adversely affected. Further, historical delinquency rates may not be indicative of future results.

Investments in loans on our platform involve inherent risks as the return of the principal on a loan investment made through our platform is not guaranteed, although we aim to limit investor losses due to borrower defaults within an industry acceptable range through various preventive measures we have taken or will take. The delinquency rate by balance for outstanding loans that were 91 to 180 days past due increased from 0.38% as of December 31, 2016, to 1.34% as of December 31, 2017, and further to 5.28% as of December 31, 2018.

Our ability to attract and retain borrowers and investors is significantly dependent on our ability to effectively assess a borrower’s credit profile and maintain low delinquency rates. To conduct this assessment, we have employed a series of procedures and developed a proprietary credit assessment and decisioning model. Our credit scoring model aggregates and analyzes the personal information submitted by a prospective borrower as well as the data we collect from a number of internal and external sources, and then generates a credit assessment result for the prospective borrower. If our credit scoring model contains programming or other errors or the information provided by borrowers or third parties is incorrect or stale, our loan pricing and approval process could be negatively affected, resulting in misclassified loans or incorrect approvals or denials of loans. If we are unable to effectively and accurately assess the credit profiles of borrowers, we may be unable to maintain low delinquency rates of loans facilitated by our platform.

In addition, the tightening of industry regulations following the release of Circular 141 and Circular 57 resulted in an unexpected short-term volatility of borrower credit performance across our industry. Online lending platforms have ceased extending “cash loans” with the four characteristics as defined under Circular 141 and a number of online lending platforms significantly altered their business models or suspended operations altogether. The impact is relatively more acute on products with short term and small loan balance, such as Xiaoying Card Loans, because borrowers used to be able to easily borrow from other online lending platforms to fund their repayment. The release of Circular 141 and Circular 57 led to liquidity shortage for certain borrowers who relied on lending from other lending platforms to repay Xiaoying Card Loans.

Although investor’s entitlement under the loans we facilitated are protected by ZhongAn’s credit insurance, if widespread defaults were to occur, investors may still lose confidence in our platform and our business and results of operations may be materially and adversely affected. Moreover, we, at our sole discretion, took on the substantial credit risk of the borrowers with credit insurance provided by ZhongAn prior to September 2017 and under the guarantee provided by Shenzhen Tangren, our consolidated VIE with the financing guarantee license, for certain loan products we facilitate in addition to ZhongAn’s credit insurance (Shenzhen Tangren’s compensation obligation shall not exceed the financial guarantee service fees collected by Shenzhen Tangren from all the borrowers for such loans) after September 2017. The delinquency rates of our loan products directly impacted our financial statements prior to September 2017 as we at our sole discretion compensated ZhongAn for substantially all the loan principal and interest that are in default but have not been subsequently collected. For example, the increase in delinquency rates would cause (i) increase in guarantee liabilities, which primarily represents our constructive obligation to make future payments under Old ZhongAn Model where we pay for substantially all the loan principal and interest that are in default but have not been subsequently collected at our own discretion and (ii) decrease in recognized revenue from facilitation and post-origination services. Under New ZhongAn Model, for most Xiaoying Card Loan newly facilitated since September 2017, we negotiate the upper limit of Shenzhen Tangren’s compensation obligation prospectively at each quarter with ZhongAn based on the expected default rate. The portion that we are obligated to pay to ZhongAn but are not expected to be collected from the borrowers due to the estimated default or prepayment risk in relation to the guarantee fee is recorded in the change in fair value of financial guarantee derivative. Moreover, if the total amount of the insurance compensation paid by ZhongAn to the insured investors exceeds the expected maximum payout amount for certain period, ZhongAn is entitled to increase the insurance premium collectible from new borrowers, which would impact our results of operations in the event we are unable to pass on such increase to new borrowers. In addition, when the delinquency rates of our loan products increase, we may also need to increase the guarantee fees that we are entitled from new borrowers. In the event we are not able to raise the APR to capture such increase in guarantee fees, our results of operations would be adversely affected. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Loan Performance—Delinquency Rate by Vintage” and “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with ZhongAn—Credit Insurance” for more details. Therefore, if we are unable to maintain low delinquency rates for transactions we facilitated, our business and results of operations may be materially and adversely affected.

The data that we collect may be inaccurate due to inadvertent error or fraud. If we fail to detect inaccurate and false information, the performance of our credit analysis will be compromised, and our business, results of operations and brand and reputation will be negatively impacted.

We analyze data provided directly by applicants or with their authorization and data from third parties. The data we receive may not accurately reflect an applicant’s creditworthiness because such data may be based on outdated, incomplete or inaccurate information due to inadvertent error or fraud. In addition, the completeness and reliability of consumer credit history information in the PRC is relatively limited. The People’s Bank of China, or PBOC, has developed and put into use a national personal and corporate credit information database which remains relatively underdeveloped.

The data provided directly by an applicant to us may become outdated and inaccurate, as he or she may have, after providing the data to us:

•                  become delinquent in the payment of an outstanding obligation;

•                  defaulted on a pre-existing debt obligation;

•                  taken on additional debt; or

•                  sustained other adverse financial events.

We conduct data screening to detect inaccurate information and improve the quality of the data input for our credit analysis model. However, our data screening and anti-fraud systems may be insufficient to accurately detect inaccurate and fraudulent information. Such inaccurate or fraudulent information could compromise the accuracy of our credit analysis and adversely affect the effectiveness of our control over our delinquency rates. We may not be able to recoup funds underlying loans made in connection with inaccurate or fraudulent data, which may materially and adversely affect our results of operations. To better assess a borrower’s creditworthiness, we consult the insurance decision opinion from ZhongAn based on its credit analysis and cooperate with third-party credit agencies and databases for credit data of borrowers. However, due to the underdevelopment of an industry-wide information sharing arrangement, we are unable to determine whether applicants have outstanding loans through other online lending platforms at the time they obtain a loan from us or the aggregate amount borrowed by a borrower through our platform and other online lending platforms. This creates the risk that a borrower may borrow money through us in order to pay off loans on other online lending platforms and vice versa. The additional debt may adversely affect the borrower’s creditworthiness generally, and could result in the financial distress or insolvency of the borrower, impairing the borrower’s ability to repay the loan and the investor’s ability to receive investment returns associated with such loan. In addition, if a borrower incurs debt on other online lending platforms in order to repay our loans, the borrower’s ability to repay such loans is limited by the availability of funding sources subject to factors beyond the borrower’s control, which may adversely affect our results of operations. For example, the release of Circular 141 and Circular 57 in December 2017 tightened industry regulations and resulted in an unexpected short-term volatility of borrower credit performance across our industry. Online lending platforms have ceased extending “cash loans” with the four characteristics as defined under Circular 141 and a number of online lending platforms significantly altered their business models or suspended operations altogether. The impact is relatively more acute on products with short term and small loan balance, such as Xiaoying Card Loans, as borrowers previously used to be able to easily borrow from other online lending platforms to fund their repayment. The release of Circular 141 and Circular 57 led to liquidity shortage for certain borrowers who relied on other lending platforms to repay Xiaoying Card Loans.

In addition, a significant increase in fraudulent activities could negatively impact our brand name and reputation, discourage investors from investing in loans on our platform, reduce the amount of loans facilitated to borrowers and make it necessary to take additional steps to reduce fraud risk, which could increase our costs. High profile fraudulent activities could even lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs.

Although we have not experienced any material business or reputational harm as a result of fraudulent activities or inaccurate information in the past, we cannot rule out the possibility that inaccurate information or fraudulent activities may materially and adversely affect our business, financial condition and results of operations in the future.

We may be required to obtain additional value-added telecommunication business licenses.

PRC regulations impose sanctions on entities for engaging in the provision of telecommunication business of a commercial nature without having obtained a value-added telecommunication business license. If we fail to obtain licenses required for our business, we could be subject to sanctions including corrective orders and warnings from the PRC telecommunication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites and mobile applications may be ordered to cease operation.

Pursuant to the Interim Measures, we are required to apply for appropriate telecommunication business operation permit, i.e., the value-added telecommunication business license, in accordance with relevant provisions of competent communication departments after we have completed the registration of online lending intermediary with local financial regulatory authority. The local government authority has not yet issued the relevant implementation rules regarding such filing and therefore we cannot assure you we will be able to make the necessary filing or apply for the value-added telecommunication business license. See “—The regulatory regime governing the online consumer finance industry in China is developing and subject to changes in applicable laws and regulations. If we fail to comply with existing and future applicable laws or regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.” Even if we have obtained the telecommunication business license, we may also be subject to monetary penalty or suspension of operation and rectification by the telecommunication administrations if we fail to operate the business as prescribed in the telecommunication operating licenses, or fail to operate the business as regulated by the telecommunications administration or other regulatory authorities.

Given the evolving regulatory environment of the consumer finance industry and value-added telecommunication business, we cannot rule out the possibility that the PRC communication administration authority or other government authorities will explicitly require any of our consolidated VIEs or subsidiaries of our consolidated VIEs to obtain Internet content provider licenses, or ICP licenses, online data processing and transaction processing licenses, or ODPTP licenses or other value-added telecommunication business licenses, or issue new regulatory requirements to institute a new licensing regime for our industry. If such value-added telecommunication business licenses are required in the future, or a new license regime is introduced or new regulatory rules are promulgated, we cannot assure you that we would be able to obtain any required license or other regulatory approvals in a timely manner, or at all, which would subject us to the sanctions described above or other sanctions as stipulated in the new regulatory rules, and materially and adversely affect our business and impede our ability to continue our operations.

Furthermore, pursuant to the Interim Administrative Provisions on the Operation via Third-party E-commerce Platforms by Securities Investment Funds Sale Institutions effective on March 15, 2013, any third-party e-commerce platform which provides “ancillary services” for online subscription and sale of fund units shall have a valid telecommunication business license issued by competent authority for at least three years before commencing the provision of such ancillary services, otherwise the platform could be subject to administrative orders including rectification and suspension of noncompliant business. The display of money market products administered by qualified asset management institutions on our platforms and the provision of traffic referral service may be deemed by the regulatory authority as providing ancillary services for online subscription and sale of fund units, which require a telecommunication business license that we currently do not hold and may subject us to rectification or suspension of the aforementioned business if so required by the China Securities Regulatory Commission, or the CSRC. Additionally, according to Guidance on Regulating Asset Management Business of Financial Institutions, or the Guidance, which was promulgated jointly by the PBOC, China Insurance Regulatory Commission, CSRC and the SAFE on April 27, 2018, only financial institutions, such as banks, trusts, securities, funds, futures, insurance asset management agencies and financial asset investment companies, can operate asset management business. As ancillary services that we currently provide are not “asset management business” as defined in the Guidance or other applicable Laws and Regulations, we do not believe that we would be subject to the Guidance. However, we cannot assure you if the money market products offered by the relevant financial institutions to which we provide the ancillary services will not be ceased pursuant to the Guidance.

Nevertheless, the interpretation and the enforcement of such regulations in the context of online consumer finance industry remains uncertain, and therefore, it is unclear what kind of value-added telecommunication business licenses we should obtain. Given the evolving regulatory environment of the consumer finance industry and value-added telecommunication business, we cannot rule out the possibility that the PRC communication administration authority or other government authorities will explicitly require any of our consolidated VIEs or subsidiaries of our consolidated VIEs to obtain Internet content provider licenses, or ICP licenses, online data processing and transaction processing licenses, or ODPTP licenses or other value-added telecommunication business licenses, or issue new regulatory requirements to institute a new licensing regime for our industry. If such value-added telecommunication business licenses are clearly required in the future, or a new license regime is introduced or new regulatory rules are promulgated, we cannot assure you that we would be able to obtain or maintain any required license or other regulatory approvals in a timely manner, or at all, which would subject us to the sanctions described above or other sanctions as stipulated in the new regulatory rules, and materially and adversely affect our business and impede our ability to continue our operations.

If our products and services do not achieve sufficient market acceptance, our financial condition, results of operations and competitive position will be materially and adversely affected.

We facilitate various loan products, in particular Xiaoying Credit Loan, to our borrowers, and provide investment products to investors through Xiaoying Wealth Management. While we intend to broaden the scope of products and services that we offer, we may not be successful in doing so. New products and services must achieve a certain level of market acceptance in order for it to be economically feasible for us to bear the default risks associated with them and recoup our investment costs in developing and bringing them to market. Our existing or new products and services could fail to attain sufficient market acceptance for many reasons, including:

•                  our failure to predict market demand accurately and supply attractive and increasingly personalized products and services at appropriate prices and in amount that meet this demand in a timely fashion;

•                  our existing products and services may cease to be popular among current borrowers and investors or prove to be unattractive to prospective borrowers and investors;

•                  our failure to assess risk associated with new products and services and to properly price such products and services;

•                  negative publicity about our products and services or mobile applications’ performance or effectiveness;

•                  critical assessment taken by regulatory authorities that the launch of new products and services and changes to our existing products and services do not comply with PRC laws, regulations or rules applicable to us; and

•                  the introduction or anticipated introduction of competing offerings by competitors.

If our existing and new products and services do not achieve adequate acceptance in the market, our financial condition, competitive position and results of operations could be harmed.

Increases in market interest rates could negatively affect the amount of loans facilitated by us and cost of funds provided to borrowers.

All loans facilitated by us have fixed service fee rates charged by us and interest rates. If prevailing market interest rates rise, the service fee rates and interest rates of loans we facilitate may rise accordingly, and borrowers may be less likely to accept such adjusted terms. If borrowers decide not to use our products because of such an increase in market interest rates, our ability to retain existing borrowers and engage prospective borrowers as well as our competitive position may be severely impaired. If we are unable to effectively manage such market interest rate risk, our business, profitability, results of operations and financial condition could be materially and adversely affected.

Any harm to our brand or reputation or any negative publicity about the parties that we collaborate with may materially and adversely affect our business and results of operations.

Enhancing the recognition and maintaining the reputation of our brand is critical to the current performance and future growth of our business and competitiveness, since this initiative affects our ability to better attract and serve consumers and to maintain and expand our relationship with our investors. Factors that are vital to this objective include our ability to:

•                  maintain the effectiveness, quality and reliability of our systems;

•                  provide consumers with satisfactory services;

•                  engage a large number of quality borrowers with low delinquency rate;

•                  improve our credit analysis and risk management system;

•                  effectively manage and resolve user complaints; and

•                  effectively protect personal information and privacy of users.

Any malicious or otherwise negative allegation made by the media or other parties about our company, including our management, business, compliance with law, financial condition, prospects or our historical business operations, whether with or without merit, could severely hurt our reputation and harm our business and results of operations.

In addition, certain factors that may adversely affect our reputation are beyond our control. Negative publicity about parties that we collaborate with in the operation of our business, including negative publicity about any failure by them to adequately protect the information of their users, to comply with applicable laws and regulations or to otherwise meet required quality and service standards, could also harm our reputation or result in negative perception of the products or services we offer. Although we selectively establish collaboration relationships with reliable third parties, we cannot assure you that they will not conduct any unsatisfactory, inappropriate or illegal actions that will damage our reputation and brand, which consequently could cause our business to be harmed.

We have obligations to verify information relating to borrowers and detecting fraud. If we fail to perform such obligations to meet the requirements of relevant laws and regulations, we may be subject to liabilities.

Our business of connecting investors and individual borrowers constitutes an intermediary service, and our contracts with investors and borrowers are intermediation contracts under the PRC Contract Law. Under the PRC Contract Law, an intermediary that intentionally conceals any material information or provides false information in connection with the conclusion of an intermediation contract, which results in harm to the client’s interests may not claim for any service fee for its intermediary services, and is liable for any damage incurred by the client. Therefore, if we fail to provide material information to investors and are found to be at fault for failure or deemed failure to exercise proper care, or to conduct adequate information verification or supervision, we could be subject to liabilities as an intermediary under the PRC Contract Law. In addition, the Interim Measures and the Inspection Notice have imposed on online lending information intermediaries, including us, additional obligations to verify the truthfulness of the information provided by or in relation to loan applicants and to actively detect fraud, conduct risk evaluation of lenders, categorize lenders and disclose the risk information on borrowers to the lenders. We leverage a large database of past fraud accounts information and sophisticated rule-based detection technology in detecting fraudulent behaviors. Based on new data collected and fraudulent behaviors detected during our daily business operations, we update our database on a monthly basis. As the Interim Measures are relatively new, it is still unclear to what extent online lending information intermediaries should exercise care in detecting fraud. Although we believe that as an information intermediary, we should not bear the credit risk for investors as long as we take reasonable measures to detect fraudulent behaviors, we cannot assure you that we would not be subject to any liabilities under the Interim Measures if we fail to detect any fraudulent behavior. If that were to occur, our results of operations and financial condition could be materially and adversely affected.

We finance certain loans offered with our own funds, which may subject us to regulatory risks.

We had partially financed certain undersubscribed loans with our own funds in the past to increase matching rate and enhance borrowers’ experiences on our platform. We gradually reduced such practices after August 2016 when the Interim Measures, which prohibits online finance information intermediaries from investing in loans using their own funds unless otherwise stipulated by laws and regulations, was promulgated, and completely ceased such practices in April 2017. As of the date of this annual report, we have not been subject to any fines or other penalties due to the fact that certain historical loans on our platform were partially funded with our own funds before the Interim Measures taking effect but remained outstanding afterwards.

In addition, we also initially provided credit using our own funds to our borrowers and subsequently sell the loans including the creditor’s rights in the loans to investors on our P2P platforms or to institutional funding partners. We completely ceased such practices with investors on our P2P platforms in April 2017. We also gradually reduced such practices with banking financial institution partners after December 31, 2017 and completely ceased such practices in February 2018. While we do not believe that our initial loan advance would be deemed by the PRC authorities as illegal provision of loans to the general public, which is prohibited by the PRC laws and regulations, as such initial provision of credit is transitory and we do not have the intention to retain the loan at the outset, we cannot assure you that the regulators will hold the same view as ours.

We cannot assure you that any practice where we finance loans with our own funds will not be deemed by the PRC government as violating the relevant PRC loans and regulations, including provisions of the Interim Measures, and such practices may also be deemed by the PRC authorities as illegally providing loans to the general public or illegally granting loans without the PBOC’s permit, which are prohibited by relevant PRC laws and regulations. If such practices were found to violate the Interim Measures or other relevant PRC laws and regulations, we might be subject to fines, penalties or other liabilities, which could materially and adversely affect our business, financial condition and prospects.

We are subject to risks associated with other parties with which we collaborate. If we cannot effectively cooperate with such other parties or if such other parties fail to perform or provide reliable or satisfactory services, our business, financial condition and results of operations may be materially and adversely affected.

We collaborate with certain other parties in acquiring borrowers, facilitating loans to borrowers and offering investment products to investors. Such other parties include user acquisition partners, other institutions from which we obtain information for our credit assessment model and risk management system, guarantee providers for certain loans we facilitated, such as Jiangxi Ruijing Financial Asset Management Co., Ltd. (“Jiangxi Ruijing,” see “Item 4. Information on the Company—4.B. Business Overview—Our Investors and Investment Products” for details) and our cloud computing service provider. In addition, as Jiangxi Ruijing is one of our equity investees, we may be indirectly exposed to its credit risk.

These parties may not be able to provide accurate and complete data, sufficiently or timely perform guarantee obligations over the defaulted loans that we facilitated or provide satisfactory services to us, borrowers and/or investors on commercially acceptable terms or at all. Any failure by these parties to continue with good business operations, comply with applicable laws and regulations, in particular, the relevant laws and regulations in collecting and distribution personal information, or any negative publicity on these parties could damage our reputation, expose us to significant penalties and decrease our total revenues and profitability. Also, if we fail to retain existing or attract new quality parties to collaborate with, our ability to retain existing borrowers and/or investors, engage prospective borrowers and/or investors may be severely limited, which may have a material and adverse effect on our business, financial condition and results of operations. In addition, certain of these other parties that we collaborate with have access to our user data to a limited extent in order to provide their services. If these other parties engage in activities that are negligent, illegal or otherwise harmful to the trustworthiness and security of our products or system, including the leak or negligent use of data, or users are otherwise dissatisfied with their service quality, we could suffer reputational harm and experience a decrease in users, even if these activities are not related to, attributable to or caused by us.

In addition, we offer money market products managed by qualified asset management institutions on our platform and provide traffic referral service. Pursuant to the Compliance Checklist, the online lending information intermediaries shall not provide access to financial products offered by other institutions without a prior regulatory permit and shall not advertise such financial products. Due to the lack of detailed implementation rules to the Compliance Checklist, we cannot assure you that our practice will be not deemed as violation of the Compliance Checklist. We may be required to adjust our business practice and our cooperation with third party institutions may be materially and adversely affected.

If our ability to collect delinquent loans is impaired, or there is misconduct in payment collection, our business and results of operations might be materially and adversely affected.

We have implemented internal payment and collection policies and practices designed to optimize the repayment process. We also engage several third-party collection service providers to assist us with payment collection from time to time. However, we may not receive payments as expected on loans that we facilitate. Upon a borrower’s default, we will classify the defaulting borrowers into different risk levels based on the type of loan products, outstanding amount, delinquent days and historical repayment pattern. The third-party collection agencies that we engaged will make phone calls, send text messages, in-person visit and claim lawsuits to the defaulting borrower to request repayment. In particular, the third-party collection agencies that we engage may not possess adequate resource and manpower to collect payment on and service the loans we facilitated.

Moreover, the current regulatory regime for debt collection in the PRC remains unclear. In 2018, we refined and strengthened our administration on collection policies and practices in consideration of the regulatory development with respect to the debt collection in the PRC consumer finance industry. As a result, we may not be able to maintain our efficiency level to collect payments from borrowers and the delinquency rates for our loan products may increase. We cannot assure you that the third party collection personnel will not engage in any misconduct as part of their collection efforts. Any such misconduct by our collection personnel or the perception that our collection practices are considered to be aggressive and not compliant with the relevant laws and regulations in the PRC may result in harm to our reputation and business, which could further reduce our ability to collect payments from borrowers, lead to decrease in the willingness of prospective borrowers to apply for loans or fines and penalties imposed by the relevant regulatory authorities, any of which may have a material adverse effect on our results of operations.

If we are unable to provide a high-quality user experience, our reputation and business may be materially and adversely affected.

The success of our business largely depends on our ability to provide a high-quality user experience, which in turn depends on factors such as: (i) our ability to estimate future borrowing requests from our users, (ii) our ability to continue to offer products and services at competitive service fee rates, (iii) our ability to provide a reliable and user-friendly mobile application user interface for users and our ability to further improve and streamline our online loan application and approval process. As of December 31, 2018, substantially all of the transactions were completed through our mobile application. If users are not satisfied with our level of service when we failed to provide sufficient loans to our users, or if our system is severely interrupted or otherwise fails to meet user requests, for example, the users have to wait for days to receive their loan application results or our mobile app is constantly disrupted due to system failure and breakdown, our reputation could be adversely affected and we could fail to maintain user loyalty.

Our ability to provide high-quality user experience also depends on the quality of the products and services provided by our business partners over which we have limited or no control. In the event that a user is dissatisfied with the quality of the products and services provided by our business partners, we do not have any means to directly make improvements in response to user complaints, and our business, reputation, financial performance and prospects could be materially and adversely affected.

In addition, we depend on our user service hotline and WeChat online user service center to provide certain services to our users. If our user service representatives fail to provide satisfactory service, or if waiting time is too long due to the high volume of calls from borrowers and investors at peak times, our brands and user loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our user service may harm our brands and reputation and in turn cause us to lose users and market share. As a result, if we are unable to continue to maintain or enhance our user experience and provide a high quality user service, we may not be able to retain users or attract prospective users, which could have a material adverse effect on our business, financial condition and results of operations.

Failure to manage our liquidity and cash flows may materially and adversely affect our financial condition and results of operations.

We have recorded negative cash flows from operating activities historically. We had negative cash flows from operating activities of RMB615.3 million in 2017. Although we had positive cash flows from operating activities of RMB5.4 million (US$0.78 million) in 2018, we cannot guarantee that we will not have negative cash flows in the future. We collect the service fees on a monthly basis from the borrowers. Inability to collect payments from users, borrowers in particular, in a timely and sufficient manner may adversely affect our liquidity, financial condition and results of operations.

We may need additional capital to accomplish business objectives, pursue business opportunities, and respond to challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.

Historically, we have issued equity securities to support the growth of our business. As we intend to continue to make investments to support the growth of our business, we may require additional capital to accomplish our business objectives and pursue business opportunities, and respond to challenges or unforeseen circumstances, including developing new products and services, further enhancing our risk management capabilities, increasing our marketing expenditures to improve brand awareness and enhancing our operating infrastructure. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them, on terms acceptable to us, or at all. In the event that we obtain debt financing, repayment of debt may divert a substantial portion of cash flow, which would reduce funds available for expenses and payment pursuant to other general corporate purposes.

Volatility in the credit markets may also have an adverse effect on our ability to obtain debt financing. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders our ordinary shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us when it is needed, our ability to continue to accomplish our business objectives and pursue business opportunities, and respond to challenges or unforeseen circumstances could be significantly limited, and our business, operating results, financial condition and prospects could be adversely affected.

Our marketing efforts are critical to our performance and future growth, and if we are unable to promote and maintain our brands in an effective and cost-efficient way, our business and financial results may be harmed.

We primarily rely on word-of-mouth referral to build our business. Going forward, we intend to promote our brands through marketing. The effectiveness of our marketing efforts are critical to the successful promotion of our brands and our ability to attract borrowers and investors. Our efforts to build our brands may cause us to incur significant expenses. These efforts may not result in increased revenue in the immediate future. Even if they do, any increases in revenue may not offset the expenses incurred. If we fail to successfully promote and maintain our brands while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

Undetected errors or significant disruption in our IT system, including events beyond our control, could prevent us from offering our products and services, thereby reducing the attractiveness of our products and services and resulting in a loss of borrowers or investors.

Our business and internal systems rely on software and processes that are highly technical and complex. In addition, our business depends on the abilities of these software and processes to store, retrieve, process and manage large amounts of data. The software and processes on which we rely have contained, and may now or in the future contain, errors or bugs. Some errors may only be discovered after the code has been released for external or internal use.

In addition, in the event of a system outage and physical data loss, our ability to provide products and services would be materially and adversely affected. The reliability, availability and satisfactory performance of our technology and our underlying network infrastructure are critical to our operations, user service, reputation and our ability to attract new and retain existing borrowers and investors. Our information technology systems infrastructure is currently deployed and our data is currently maintained on customized computing services in China. Our operations depend on the service provider’s ability to protect its and our systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or hackers’ attempts to harm our systems, criminal acts and other similar events. Moreover, if our arrangement with this service provider is terminated or if there is a lapse of service or damage to their facilities, we could experience interruptions in our service as well as delays and additional expense in providing products and services to our borrowers and investors.

Any interruptions or delays in our service, whether as a result of third-party error, our error, natural disasters or security breaches, whether willful or not, could harm our reputation and our relationships with borrowers and investors. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. We also may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing loan applications and other business operations, damage our brand name and reputation, divert our employees’ attention, reduce our revenue, subject us to liability and discourage users from using our products and services, any of which could adversely affect our business, financial condition and results of operations.

Misconduct, errors and failure to function by our employees and parties we collaborate with could harm our business and reputation.

We are exposed to the risk of misconduct and errors by our employees and parties that we collaborate with. Our business depends on our employees and/or business partners to interact with users, process large numbers of transactions and support the loan collection process. We could be materially and adversely affected if the transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. It is not always possible to identify and deter misconduct or errors by our employees and other business partners, and the precautions we take to detect and prevent such activities may not be effective in controlling unknown or unmanageable risks or losses. If any of our employees and other business partners misuse or misappropriate funds, commit fraud or other misconduct or fail to follow our rules and procedures when interacting with our users we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, and therefore be subject to civil or criminal liability. In addition, we have engaged certain third-party service providers for loan collection services. Aggressive practices or misconduct by any of our third-party service providers in the course of collecting loans could damage our reputation.

Any of these occurrences could result in our diminished ability to operate our business, potential liability to users inability to attract users reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

If we are unable to protect the confidential information of our users and adapt to the relevant regulatory framework regarding protection of such information, our business and operations may be adversely affected.

We have access to, store and process certain personal information and other sensitive data from our users and our business partners, which makes us an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. We have taken steps to protect confidential information that we have access to, and while we have been targeted previously from cybersecurity attacks, none of which were successful or had a material adverse impact to our operations historically. However, because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our system could cause confidential user information to be stolen and be used for criminal purposes.

We also face indirect technology, cybersecurity and operational risk relating to the third parties upon whom we rely to facilitate or enable our business activities, including, among others, third-party online payment service providers who manage accounts for certain borrower and investor funds. Any cyber-attack, computer viruses, physical or electronic break-ins or similar disruptions of such third-party payment service providers could, among other things, adversely affect our ability to serve our users, and could even result in misappropriation of funds of our borrowers and investors. If that were to occur, both we and third-party payment service providers could be held liable to borrowers and investors who suffer losses from the misappropriation.

Security breaches or unauthorized access to confidential information could expose us to liability related to the loss of information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

In addition, PRC government authorities have enacted a series of laws and regulations in regard of the protection of personal information, under which internet service providers and other network operators are required to comply with the principles of legality, justification and necessity, to clearly indicate the purposes, methods and scope of any information collection and usage, and to obtain the consent of users, as well as to establish a user information protection system with appropriate remedial measures. We have obtained consent from our users to use their personal information within the scope of authorization and we have taken technical measures to ensure the security of such personal information and to prevent any loss or divergence of personal information from. However, there is uncertainty as to the interpretation and application of such laws. If such laws or regulations are to be interpreted and applied in a manner inconsistent with our current policies and practices, changes to the features of our system may be required and additional costs incurred. We cannot assure you that our existing user information protection system and technical measures will be considered sufficient under applicable laws and regulations. If we are unable to address any information protection concerns, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and our reputation, business and operations might be adversely affected. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Internet Information Security” for details.

On June 1, 2017, the PRC Cybersecurity Law became effective. The law requires network products and services providers as we are, among other things, to strictly preserve the secrecy of user information they collect and to store within mainland China data that is gathered or produced by such network products and services provider in the country. If we are deemed to have violated the law, potential penalties include, depending on the nature of violation, regulatory warning, correction order, forced shut down of our websites, suspension of operation revocation of business licenses, confiscation of illegal gains, and fines imposed on the company ranging from approximately RMB10,000 to RMB1 million or management personnel ranging from approximately RMB5,000 to RMB1 million.

Due to the relatively new nature of the PRC Cybersecurity Law and the lack of clarification in the statutory law itself as to the circumstances and standard under which the law should apply and violations be found, there are great uncertainties as to the interpretation and application of the law. The law’s vagueness in its own statutory language also indicates that the CAC, the designated government enforcement agency, will have broad latitude to direct how the law is interpreted and enforced, thus creating greater uncertainties with regard to the interpretation and application of the law since the government enforcement agency has yet to provide further guidance on the enforcement mechanism of the law. If we are found to have violated the PRC Cybersecurity Law in a government enforcement action, we may face severe penalties that may result in monetary losses, losses of access to assets essential for daily operation of our business or for the continuance of service provision, and temporary or total disruption of our business for an extended period of time. In addition, the finding of a violation of the PRC Cybersecurity Law, even if later repealed, may cause damages to our reputation and our brand name, causing users to lose confidence in our service and to refrain from choosing or continuing to use our products and services. All of these consequences may have a material adverse impact on our business, financial condition and results of operations.

Furthermore, the stringent reporting obligation imposed by the PRC Cybersecurity Law itself, without a finding of violation, may have a material adverse impact on our business and results of operations. As we are obligated by the law to inform our users of any security flaw or vulnerability as they are discovered, users may become wary of the existence or frequency of such reports and lose confidence in the security of our system, thus discouraged from choosing or continuing to use our products and services, even though the security flaws or vulnerabilities are readily fixed and overcome.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the year ended December 31, 2016 and 2017 and as of December 31, 2016 and 2017, we and our independent registered public accounting firm identified two ‘‘material weaknesses’’ in our internal control over financial reporting and other control deficiencies. As defined in standards established by the PCAOB, a ‘‘material weakness’’ is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (1) our lack of sufficient skilled staff with U.S. GAAP knowledge and SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; and (2) our internal audit function is still in the process of establishing formal risk assessment process and internal control framework.

We have implemented and plan to implement a number of measures to address the material weaknesses that have been identified, including: hired skilled financial and accounting staff with U.S. GAAP and SEC reporting experience; designated more resources to improve the period-end closing procedures for financial statements and relevant disclosures preparation; provided relevant training to our accounting personnel and established internal audit function and audit committee with members who have an appropriate level of financial expertise to oversee our accounting and financial reporting process as well as our internal audit function. We have also taken other steps to strengthen our internal control over financial reporting, including formalizing a set of comprehensive U.S. GAAP accounting manual, formalizing risk assessment process and internal control framework. We expect to complete the measures discussed above as soon as practicable and will continue to implement measures to remediate our internal control deficiencies to comply with Section 404 of the Sarbanes Oxley Act. We expect that we will incur significant costs in the implementation of such measures. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ending December 31, 2019, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, once we cease to be an “emerging growth company” as the term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures, and we were never required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our ADSs could decline and we could be subject to sanctions or investigations by the NYSE, SEC or other regulatory authorities.

We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual properties as critical to our success, and we rely on trademark and trade secret law, confidentiality agreement, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. See “Item 4. Information on the Company—4.B. Business Overview—Intellectual Property” and “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Related to Intellectual Property.” However, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or that such intellectual property will be sufficient to provide us with competitive advantages. Because of the rapid pace of technological development, we cannot assure you that all of our proprietary technologies and similar intellectual property will be patented in a timely or cost-effective manner, or at all. Furthermore, parts of our business rely on technologies developed or licensed by other parties, or co-developed with other parties, and we may not be able to obtain or continue to obtain licenses and technologies from these other parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality agreement, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial litigation costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights held by other parties. We may unknowingly infringe on other parties’ trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights through our products and services or other aspects of our business. As a result, we may be subject to legal proceedings and claims relating to the intellectual property rights of others from time to time in the future. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the interpretation and application of China’s intellectual property right laws and the procedures and standards for protecting trademarks, copyrights, knowhow, proprietary technologies or other intellectual property rights in China are uncertain and still evolving, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

Mr. Yue (Justin) Tang, our founder, Chairman of the board and Chief Executive Officer, is named in a lawsuit filed by ChinaCast Education Corporation in the United States; there is uncertainty as to the outcome of this lawsuit and its impact on us.

Mr. Yue (Justin) Tang, our founder, Chairman of the board and Chief Executive Officer, has been named one of the defendants in a lawsuit filed by ChinaCast Education Corporation, or ChinaCast, in the Court of Chancery of the State of Delaware in the United States. Mr. Tang was an independent director of ChinaCast’s board from 2007 until January 2012. ChinaCast’s complaint alleges that certain ChinaCast senior management and directors (including Mr. Yue (Justin) Tang), or Defendants, caused injury to ChinaCast during their tenures, and seeks, among other reliefs, damages of not less than US$200 million.

ChinaCast specifically alleges that Mr. Tang: (i) breached his fiduciary duty because he knew or should have known of certain fraud and theft that the ChinaCast’s former management purportedly carried out, (ii) failed to ensure that ChinaCast had reasonable information and reporting systems to detect the alleged wrongdoing, (iii) engaged in self-interested transactions with the ChinaCast’s management and (iv) failed to oversee and monitor ChinaCast’s operations.

ChinaCast is seeking a court judgment that the Defendants are jointly and severally liable for the damages and in addition, a court order compelling Defendants to disgorge all compensation and financial benefits they received from ChinaCast.

This lawsuit is currently in the discovery process. Mr. Tang believes that ChinaCast’s allegations are without merit and intends to contest them vigorously. However, it is inherently difficult to predict the length, process and outcome of court proceedings, regardless of its merits, this lawsuit can be time-consuming and can divert Mr. Tang’s attention away from our business. Should ChinaCast prevail in the lawsuit against Mr. Tang, Mr. Tang’s reputation may be harmed and his assets, including his equity interest in us, may be subject to the enforcement actions brought by ChinaCast, which could also have a material and adverse impact on our reputation and operation.

Any failure by us, institutional funding partners payment service providers or funds custody banks to comply with applicable anti-money laundering and anti-terrorist financing laws and regulations could damage our reputation, expose us to significant penalties, and decrease our revenues and profitability.

We have adopted and implemented various policies and procedures including internal controls and “know-your-customer” procedures, for preventing money laundering and terrorist financing. In addition, we rely on our institutional funding partners, payment service providers and funds custody bank, in particular the funds custody bank that handles the transfer of funds from lenders to borrowers, to have their own appropriate anti-money laundering policies and procedures. Our institutional funding partners may be subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the PBOC. We have adopted commercially reasonable procedures for monitoring our institutional investors and payment processors.

We have not been subject to fines or other penalties, or suffered business or other reputational harm, as a result of actual or alleged money laundering or terrorist financing activities in the past. However, our policies and procedures may not be completely effective in preventing other parties from using us, any of our institutional funding partners, or payment service providers as a conduit for money laundering (including illegal cash operations) or terrorist financing without our knowledge. If we were to be associated with money laundering (including illegal cash operations) or terrorist financing activities, our reputation could suffer and we could become subject to regulatory fines, sanctions, or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, all of which could have a material adverse effect on our financial condition and results of operations. Even if we, our institutional funding partners and payment service providers comply with the applicable anti-money laundering laws and regulations, we, our institutional funding partners and payment service providers may not be able to fully eliminate money laundering and other illegal or improper activities in light of the complexity and the secrecy of these activities. Any negative perception of the industry, such as that which might arise from any failure of other online consumer finance platforms to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could tarnish our image, undermine the trust and credibility we have established, and negatively impact our financial condition and results of operations.

The Guidelines purport to require, among other things, Internet finance service providers to comply with certain anti-money laundering requirements, including the establishment of a user identification program, the monitoring and reporting of suspicious transactions, the preservation of user information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementing rules to further specify the anti-money laundering obligations of Internet finance service providers. The Interim Measures require online lending intermediaries to comply with certain anti-money laundering obligations, including verifying user identity, reporting suspicious transactions and keeping identity data and transaction records. The Custodian Guidelines require the anti-money laundering obligation to be included in the fund custodian agreements between an online lending intermediary and custody banks, and the online lending intermediary shall cooperate with funds custody banks to fulfill anti-money laundering obligations. On October 10, 2018, the PBOC, the China Banking and Insurance Regulatory Commission and CSRC together promulgated the Measures for the Anti-money Laundering and Anti-terrorist Finance of Internet Finance, which further specified that, any Internet finance instutitions (including online lending intermediary) incorporated upon approval or upon record-filing by applicable regulatory authority, shall report any forms of cash receipts and payments whose transaction value reaches or exceeds RMB 50,000 or foreign currency equivalent of US$10,000 on a per-transaction or cumulative basis on a given day, within five working days from the date when such transaction takes place. We cannot assure you that the anti-money laundering policies and procedures we have adopted will be deemed to be in compliance with applicable anti-money laundering implementation rules if and when adopted.

From time to time we may evaluate and potentially consummate strategic investments, acquisitions or international expansion, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances with other businesses or international expansion to further better serve borrowers and enhance our competitive position. These transactions could have a material impact on our financial condition and results of operations if consummated. Even if we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction, which may result in investment losses. For example, we incurred impairment of investments of RMB6.3 million in 2016 as the business performance of the company we invested in was much lower than initially forecasted. In addition, we made certain investments through nominee arrangements where we have appointed nominees as registered shareholders of certain investee companies, as we currently do not qualify under certain regulatory financial requirements to be registered as a shareholder of such investee companies. While we believe such investments and the nominee arrangements reflect the true intentions of us and the respective business partners, and are therefore legal and valid under PRC Contract Law, we cannot assure you that the PRC courts or other regulators would hold the same view as ours, and such investments may not have the same effect as direct shareholding ownership in the investee companies where our nominee shareholders may fail to perform their respective obligations under the nominee arrangements, such as, among others, to vote on the shareholders’ meetings per our instructions, or to transfer all dividends obtained from such companies to us on a timely manner.

Strategic investments, acquisitions or international expansion will involve risks commonly encountered in business relationships, including:

•                  difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

•                  inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits including the failure to successfully further develop the acquired technology;

•                  difficulties in retaining, training, motivating and integrating key personnel;

•                  diversion of management’s time and resources from our normal daily operations and potential disruptions to our ongoing businesses;

•                  difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

•                  difficulties in retaining relationships with users and borrowers, investors, employees and other partners of the acquired business;

•                  risks of entering markets in which we have limited or no prior experience;

•                  regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over the acquired business;

•                  assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

•                  liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

•                  unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

We may not make any investments, acquisitions or international expansion, or, alternatively, any future investments, acquisitions or international expansion may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits.

Our business depends on the continued efforts of our senior management and key technology development personnel. If one or more of our key executives or key technology development personnel were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management and key technology development personnel. In particular, Mr. Yue (Justin) Tang, our founder, Chairman and Chief Executive Officer, Mr. Shaoyong (Simon) Cheng, our president, Mr. Ding (Gardon) Gao, our co-founder and Chief Technology Officer, Mr. Jie (Kevin) Zhang, our Chief Financial Officer and Mr. Kan (Kent) Li, our Chief Risk Officer, are critical to the management of our business and operations and the development of our strategic direction. While we have provided different incentives to our management and key technology development personnel, we cannot assure you that we can continue to retain their services. If one or more of our key executives or key technology development personnel were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team and technology development team will not join our competitors or form a competing business. If any dispute arises between our current or former officers or key technology development personnel and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, primarily including technology development, financial products, risk management, general management and sales and marketing. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. It is competitive to attract and retain skilled talent with expertise in technology, risk management, and general management. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and resources in the training of our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve users could diminish, resulting in a material adverse effect to our business.

If we grant employees stock options or other equity incentives in the future, our net income could be adversely affected.

We granted incentives and rewards to employees and executives under our share incentive plan. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of stock options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As of December 31, 2018, holders of our outstanding options and other equity incentives were entitled to purchase a total of 77,466,699 ordinary shares. As a result, we incurred share-based compensation expense of RMB171.8 million in the 2018 fiscal year. If we grant more options or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

Increase in labor costs in the PRC may adversely affect our business and results of operations.

In recent years, the Chinese economy has experienced inflationary and labor costs increases. Average wages are projected to continue to increase. Further, under PRC law we are required to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. If we are unable to control our labor costs or pass such increased labor costs on to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

We do not have any business insurance coverage for our operations.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We are subject to the risk of a severe or prolonged downturn in the Chinese or global economy and deterioration of credit profiles of borrowers, which may materially and adversely affect our business and financial condition.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect borrowers’ willingness to seek credit and investors’ ability and desire to invest in loans. If economic conditions deteriorate, we may face increased risk of default or delinquency of borrowers, which will result in lower returns or losses. In the event that the creditworthiness of our borrowers deteriorates or we cannot track the deterioration of their creditworthiness, the criteria we use for the analysis of borrower credit profiles may be rendered inaccurate, and our risk management system may be subsequently rendered ineffective. This in turn may lead to higher default rates and adverse impacts on our reputation, business, results of operations and financial positions.

Economic conditions in China are sensitive to global economic conditions. The global financial markets have experienced significant disruptions since 2008 as the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and there are new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of China’s economic growth since 2012, which may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in financial and other markets. Significant uncertainty exists regarding the timing of UK’s anticipated withdrawal from the EU and the effects such withdrawal may have on world economy, as well as uncertainty regarding the likelihood and timing of policy changes by the Trump Administration in the U.S. and the subsequent impact on world economy. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. If present Chinese and global economic uncertainties persist, we may have difficulty in obtaining funding from investors to fund the loan utilized by borrowers. Adverse economic conditions could also reduce the number of quality consumers’ seeking credit from us, as well as their ability to make payments. Should any of these situations occur, the amount of loans facilitated to borrowers will decrease and, therefore, our revenue will decline, and our business and financial condition will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The offering of our products and services depends on effective use of mobile operating systems and distribution through mobile application stores, which we do not control.

Our loan products Xiaoying Credit Loan, Xiaoying Housing Loan and loan facilitation services to other platforms are offered through mobile applications. We may need to devote significant resources to support and maintain of such applications. The mobile applications are dependent on the interoperability of popular mobile operating systems that we do not control, such as Android and iOS. Any changes in such systems that degrade the accessibility of our mobile applications or give preferential treatment to competing products and services could adversely affect the usability of our mobile applications. In addition, we rely upon third-party mobile application stores for users to download our mobile applications. As such, the distribution, operation and maintenance of our mobile applications are subject to application stores’ standard terms and policies for application developers.

Our future growth and results of operations could suffer if we experience difficulties in the future in offering our products and services through our mobile applications, or if we face increased costs to distribute our mobile applications. If it becomes increasingly difficult for our users to access and utilize our products and services on their mobile devices, or if the prevailing mobile operating systems do not support our mobile applications, our business and financial condition and operating results may be adversely affected.

Our operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in China.

Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. We primarily rely on a limited number of telecommunication service providers to provide it with data communications capacity through local telecommunications lines and Internet data centers to host its servers. We may have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with increasing traffic. We cannot assure you that our cloud computing service provider and the underlying Internet infrastructure and the fixed telecommunications networks in China will be able to support the demand associated with the continued growth in Internet usage. In addition, we have no control over the costs of the services provided by telecommunication service providers which in turn, may affect our costs of using customized cloud computing services. If the prices we pay for customized cloud computing services rise significantly, our results of operations may be adversely affected. Furthermore, if Internet access fees or other charges to Internet users increase, our user traffic may decline and our business may be harmed.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to severe interruptions, breakdowns, system failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide our products and services. Our business could also be adversely affected by the effects of Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general. If our users, suppliers or business partners were affected by health epidemics or other natural disasters, our business operation may experience material disruption, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to our consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than 50% equity interest in any PRC company engaging in value-added telecommunications businesses, with certain exceptions relating to online retail and mobile commerce which does not apply to us. The primary foreign investor must also have operating experience and a good track record in providing value-added telecommunications services, or VATS, overseas.

Because we are an exempted company incorporated with limited liability in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiary, Xiaoying (Beijing) Information Technology Co., Ltd. (小赢(北京)信息技术有限公司), or Beijing WFOE, is a foreign-invested enterprise, or an FIE. To comply with PRC laws and regulations, we conduct our business in China through our consolidated VIEs and their affiliates. Beijing WFOE has entered into a series of contractual arrangements with our consolidated VIEs and their shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Consolidated VIEs and their Shareholders.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel is of the opinion that our current ownership structure, the ownership structure of our PRC subsidiaries, our consolidated VIEs and its subsidiaries, and the contractual arrangements among them are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect, except that the pledge of equity in Shenzhen Tangren, which holds a financial guarantee license, would not be deemed validly created until it is registered with the competent administration of industry and commerce, and we may not be able to register the pledge in Shenzhen Tangren, in which case we must rely on the equity pledge agreement to enforce the pledge. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government authorities, such as the Ministry of Commerce, or the MOFCOM, the MIIT, or other authorities that regulate online consumer finance platforms and other participants in the telecommunications industry, would ultimately take a view that is consistent with the opinion of our PRC legal counsel or agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of our consolidated VIEs and may have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•                  revoking our business and operating licenses;

•                  levying fines on us;

•                  confiscating any of our income that they deem to be obtained through illegal operations;

•                  shutting down our services;

•                  discontinuing or restricting our operations in China;

•                  imposing conditions or requirements with which we may not be able to comply;

•                  requiring us to change our corporate structure and contractual arrangements;

•                  restricting or prohibiting our use of the proceeds from overseas offerings to finance our PRC consolidated VIEs’ business and operations; and

•                  taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our business may be significantly affected by the newly enacted PRC Foreign Investment Law, and its enactment may materially and adversely affect our business and financial condition.” Occurrence of any of these events could materially and adversely affect our business and financial condition and results of operations. In addition, if the imposition of any of these penalties or requirements to restructure our corporate structure causes us to lose the right to direct the activities of our consolidated VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIEs in our consolidated financial statements. If our corporate structure and contractual arrangements are deemed to be illegal by relevant regulators, our business and results of operations would be materially and adversely affected and the price of our ADSs may decline. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or our consolidated VIEs or their subsidiaries. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Consolidated VIEs and their Shareholders.”

Our contractual arrangements with our consolidated VIEs may result in adverse tax consequences to us.

We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with our consolidated VIEs were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes by requiring a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) increasing the tax liabilities of our consolidated VIEs without reducing the tax liability of our subsidiaries, which could further result in late payment fees and other penalties to our consolidated VIEs for underpaid taxes; or (ii) limiting the ability of our consolidated VIEs to obtain or maintain preferential tax treatments and other financial incentives.

We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and may have potential conflicts of interests with us, which may have a material adverse effect on our business and financial condition.

We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate our business. For a description of these contractual arrangements, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Consolidated VIEs and Their Shareholders.” All of our revenue are attributed to our consolidated VIEs. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs. If our consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of the record holders of equity interest in our consolidated VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our consolidated VIEs, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

In connection with our operations in China, we rely on the shareholders of our consolidated VIEs to fulfill by the obligations under such contractual arrangements. The interests of these shareholders in their individual capacities as shareholders of our consolidated VIEs may differ from the interests of our company as a whole, as what is in the best interests of our consolidated VIEs, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these individuals or entities will act in the best interests of our company or that those conflicts of interest will be resolved in our favor. In addition, these individuals and entities may breach or cause our consolidated VIEs and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements that address potential conflicts of interest shareholders of our consolidated VIEs may encounter due to their dual roles as shareholders of consolidated VIEs and as beneficial owners of our company. However, we could, at all times, exercise our option under the exclusive call option agreement to cause them to transfer all of their equity ownership in our consolidated VIEs to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our consolidated VIEs as provided under the powers of attorney, directly appoint new directors of our consolidated VIEs. We rely on the shareholders of our consolidated VIEs to comply with PRC laws and regulations, which protect contracts, and to provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and with the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our corporate actions will be substantially controlled by Mr. Yue (Justin) Tang, who will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

Mr. Yue (Justin) Tang, our Chief Executive Officer, beneficially owns all of the Class B ordinary shares issued and outstanding, representing 32.1% of our total issued and outstanding share capital and 90.5% of our aggregate voting power as of December 31, 2018. As a result, he will have the ability to control or exert significant influence over important corporate matters and investors may be prevented from influencing important corporate matters involving our company that require approval of shareholders, including:

•                  the composition of our board of directors and, through the voting of the board of directors, any determinations with respect to our operations, business direction and policies, including the appointment and removal of officers;

•                  any determinations with respect to mergers or other business combinations;

•                  our disposition of all or substantially all of our assets; and

•                  any change in control.

These actions may be taken even if they are opposed by our other shareholders, including the holders of the ADSs. Furthermore, this concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of the ADSs. As a result of the foregoing, the value of your investment could be materially reduced.

If the custodians or authorized users of our controlling nontangible assets, including chops and seals, fail to fulfill their responsibilities, misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the SAIC. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We have three major types of chops—corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops and contract chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiaries and consolidated VIEs are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiaries and consolidated VIEs have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and mechanisms to monitor our key employees, including the designated legal representatives of our subsidiaries and consolidated VIEs, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries and consolidated VIEs with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains misappropriates the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal actions to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains, misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources expenses while distracting management from our operations, and our business and operations may be materially and adversely affected.

Our business may be significantly affected by the newly enacted PRC Foreign Investment Law, and its enactment may materially and adversely affect our business and financial condition.

On March 15, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, which will take effect on January 1, 2020 and replace the existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations.

Since the Foreign Investment Law is newly enacted, there is still uncertainties in relation to its interpretation and implementation. The PRC Foreign Investment Law have revised the definition of “foreign investment” and removed all references to the definitions of “actual control” or “variable interest entity structure” under the 2015 Draft Foreign Investment Law. Instead, the PRC Foreign Investment Law stipulates that foreign investment includes “foreign investors invest in China through other methods under laws, administrative regulations, or provisions prescribed by the State Council”. Therefore, there are still possibilities that future laws, administrative regulations or provisions of the State Council may deem contractual arrangements as a way of foreign investment. There can be no assurance that our contractual arrangements will not be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Once an entity falls within the definition of foreign investment entity, it may be subject to foreign investment “restrictions” or “prohibitions” set forth in a “negative list” to be separately issued by the State Council later. If a foreign investment entity proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” it must go through a pre-approval process.

If any of the businesses that we operate were in the “restricted” category on the to-be-issued “negative list,” and the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions to be taken by us, such as a pre-approval process, there is no assurance that we can obtain such pre-approval on a timely basis, or at all. Such determination would materially and adversely affect the value of our ADSs, and such further actions required to be taken by us under the newly enacted PRC Foreign Investment Law may materially and adversely affect our business and financial condition. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all.

In addition, the PRC Foreign Investment Law provide a five-year period for the existing foreign invested enterprises established according to the existing laws regulating foreign investment to maintain their structure and corporate governance after the implementation of the PRC Foreign Investment Law. Thus we may be required to adjust the structure and corporate governance of certain of our PRC entities after the expiration of such period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Risks Relating to Doing Business in China

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Substantially all of our operations are conducted in the PRC and all of our revenue is sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and to guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

Substantially all of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiary and consolidated VIEs are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations, especially those relating to the Internet consumer finance industry, are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative authorities and courts have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary or limit our PRC subsidiary’s ability to increase their registered capital or distribute profits.

The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by the SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

Mr. Yue (Justin) Tang and Mr. Baoguo Zhu completed the SAFE registration pursuant to SAFE Circular 37 as of the date of this annual report. We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligations. Nevertheless, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiary to fines and legal sanctions. Such failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiary and our consolidated VIE, or to make additional capital contributions to our PRC subsidiary.

In utilizing the proceeds of our initial public offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiary, which are treated as foreign-invested enterprises under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiary are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign- Invested Enterprises, or SAFE Circular 142, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to any of our consolidated VIEs and their subsidiaries, each a PRC domestic company. Meanwhile, we are not likely to finance the activities of our consolidated VIEs and their subsidiaries by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by our consolidated VIEs and their subsidiaries.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or any consolidated variable interest entity or future capital contributions by us to our PRC subsidiary. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiary or consolidated VIEs and their subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from our initial public offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any failure to comply with PRC regulations regarding employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their positions as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. In February 2012, SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, according to which, employees, directors, supervisors and other management members who are PRC residents and non-PRC citizens who reside in China for a continuous period of not less than one year participating in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our share incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.

In addition, the State Administration of Taxation, or the SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.

We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries, including our wholly-owned PRC subsidiaries and the subsidiaries of the VIE and on remittances from the consolidated VIEs, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund intercompany loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries or the consolidated VIEs incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiary and certain other subsidiaries permit payments of dividends only from part of their retained earnings, if any, determined in accordance with applicable PRC accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not included in the retained earnings distributable as cash dividends. Furthermore, under PRC law, our wholly-owned PRC subsidiary, which is a wholly foreign-owned enterprise under PRC law, cannot distribute any profits until all of its losses from prior fiscal years have been offset. In accordance with the articles of association of our wholly-owned PRC subsidiary, profit distributions also need to be approved by its executive directors and shareholders before any distribution plan becomes effective. As a result, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. In addition, registered share capital and statutory reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

Limitations on the ability of our consolidated VIEs to make remittance to the wholly-foreign owned enterprise and on the ability of our subsidiaries to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production, personnel, accounting books and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese- Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Dividends paid to our foreign investors and gains on the sale of our ADSs or ordinary shares by our foreign investors may be subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. In addition, any gain realized on the transfer of shares by such investors is also subject to PRC tax at a rate of 10%, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized from the transfer of our ordinary shares or ADSs, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a current rate of 20% (which in the case of dividends may be withheld at source). Any PRC tax liability may be reduced under applicable tax treaties or tax arrangements between China and other jurisdictions. If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends paid to our non-PRC investors, or gains from the transfer of our ADSs or ordinary shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in our ADSs or ordinary shares may decline significantly.

We and our existing shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

In October 2017, the State Administration of Taxation issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, on December 10, 2009, and partially replaced and supplemented rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises or Bulletin 7, issued by the State Administration of Taxation, on February 3, 2015. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises and any gains from the transfer of such asset by a direct holder, who is a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In the case of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and may consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Pursuant to Bulletin 37, the withholding agent shall declare and pay the withheld tax to the competent tax authority in the place where such withholding agent is located within 7 days from the date of occurrence of the withholding obligation, while the transferor is required to declare and pay such tax to the competent tax authority within the statutory time limit according to Bulletin 7. Late payment of applicable tax will subject the transferor to default interest. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

There is uncertainty as to the application of Bulletin 37 or previous rules under Bulletin 7. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxes if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under Bulletin 37 and Bulletin 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under Bulletin 37 and Bulletin 7. As a result, we may be required to expend valuable resources to comply with Bulletin 37 and Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

We are subject to restrictions on currency exchange.

All of our net income is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or consolidated VIE. Currently, certain of our PRC subsidiary, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of our future net income and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our subsidiaries and consolidated VIEs.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has started to appreciate slowly against the U.S. dollar, though there have been periods when the U.S. dollar has appreciated against the RMB. On August 11, 2015, the PBOC allowed the Renminbi to depreciate by approximately 2% against the U.S. dollar. Since then and until the end of 2016, the Renminbi has depreciated against the U.S. dollar by approximately 10%. It is difficult to predict how long such depreciation of RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again.

All of our revenue and substantially all of our costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

Proceedings brought by the SEC against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, could result in our inability to file future financial statements in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies under the SEC’s investigation.

On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit workpapers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. On February 12, 2014, the Big Four PRC-based accounting firms appealed the ALJ’s initial decision to the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the Chinese accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The Chinese accounting firms would receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance would require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to US regulators.

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019.  Despite the final ending of the proceedings, the presumption is that all parties will continue to apply the same procedures: i.e. the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitisation procedure.  We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law.  If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding PRC-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements would substantially reduce or effectively terminate the trading of our ADSs in the United States.

The audit report included in this annual report was prepared by an auditor who is not inspected by the PCAOB, and as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including the independent registered public accounting firm of our company, must be registered with the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because substantially all of our operations are within the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC, and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the United States or the CSRC or the Ministry of Finance in the PRC. On inspection, it appears that the PCAOB continues to be in discussions with the Mainland China regulators to permit inspections of audit firms that are registered with PCAOB in relation to the audit of Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditor. As a result, investors may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Relating to Our Ordinary Shares and ADSs

The trading price of the ADSs may be volatile, which could result in substantial losses to you.

The daily closing trading prices of our ADSs ranged from US$11.97 to US$4.20 in 2018. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including Internet companies, online retail and mobile commerce platforms and consumer finance service providers, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011 and in 2015, which may have a material and adverse effect on the trading price of the ADSs.

In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including the following:

•                  regulatory developments affecting us or our industry;

•                  announcements of studies and reports relating to the quality of our credit offerings or those of our competitors;

•                  changes in the economic performance or market valuations of other consumer finance service providers;

•                  actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•                  changes in financial estimates by securities research analysts;

•                  conditions in the market for consumer finance services;

•                  announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•                  additions to or departures of our senior management;

•                  fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•                  release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and

•                  sales or perceived potential sales of additional ordinary shares or ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Because we do not expect to pay dividends periodically in the foreseeable future, you may mainly rely on price appreciation of the ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. Although we have declared dividend historically, we do not expect to pay cash dividends periodically in the foreseeable future.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend mainly upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.

Sales of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline significantly. The total number of ordinary shares outstanding as of March 31, 2019 was 310,614,298 ordinary shares, comprised of 213,014,298 Class A ordinary shares and 97,600,000 Class B ordinary shares. All ADSs representing our ordinary shares will be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding will be available for sale, upon the expiration of the lock-up periods described elsewhere in this annual report beginning from September 19, 2018 (if applicable to such holder), subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of the ADSs could decline significantly.

Certain major holders of our ordinary shares will have the right to cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up periods in connection with our initial public offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these ADSs in the public market could cause the price of the ADSs to decline significantly.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of your Class A ordinary shares underlying your ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the Class A ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the Class A ordinary shares underlying your ADSs. Upon receipt of your voting instructions, the depositary may try to vote the Class A ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with those instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our second amended and restated articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting material in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive non-cash distributions if the depositary decides it is impractical to make them available to you.

To the extent that there is a distribution, the depositary has agreed to distribute to you the securities or other property it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this annual report reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, China or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Cayman Companies Law and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under our second amended and restated memorandum and articles of association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Cayman Companies Law and the laws applicable to companies incorporated in the United States and their shareholders.

Our second amended and restated memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary share represented by ADSs, at a premium.

We have adopted the second amended and restated memorandum and articles of association which became effective immediately prior to the completion of our initial public offering that contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, including ordinary shares represented by ADS. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected. In addition, our amended and restated memorandum and articles of association contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•                  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•                  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•                  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•                  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

There is a risk that we were or will be a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or our ordinary shares.

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the market price of our ADSs, we believe we were not a PFIC for our 2018 taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear, particularly with respect to loans that are initially and temporarily funded with our own capital before being sold to external investors. In addition, our income and assets associated with our consolidated trust business may be treated as passive for PFIC purposes. Therefore, if the proportion of our income or assets attributable to our Consolidated Trusts increases in the future, the risk of us being a PFIC would increase. It is also not entirely clear how the contractual arrangements between us and our VIEs will be treated for purposes of the PFIC rules, and we may be a PFIC for any taxable year if our VIEs are not treated as owned by us for these purposes. Because the proper characterization of certain components of our income and assets, and the treatment of our contractual arrangements with our VIES, is not entirely clear, because we hold a substantial amount of cash, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ADSs or ordinary shares, which has been, and may continue to be, volatile), there can be no assurance that we were not a PFIC for our 2018 taxable year or will not become a PFIC for the current or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor holds ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Item 10. Additional Information—10.E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company Rules.”

We will continue to incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Since the completion of our initial public offering, we have incurred significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE, imposes various requirements on the corporate governance practices of public companies. As a company with less than US$1,070,000,000 in total annual gross revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of the provision that allow us to delay adopting new or revised accounting standards and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

ITEM 4.                                                INFORMATION ON THE COMPANY

4.A.                                                                          History and Development of the Company

Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd., or Shenzhen Ying Zhong Tong, was incorporated in March 2014 and controlled by Mr. Yue (Justin) Tang. In August 2014, we, through Shenzhen Ying Zhong Tong, began to facilitate investment products to individual investors in China with a variety of terms and rates of return to meet the demand from investors. In July 2015, Shenzhen Ying Zhong Tong commenced loan facilitation business to facilitate loan products to borrowers who are underserved by the current traditional financial system in China. In October 2016, entities controlled by Mr. Yue (Justin) Tang, Mr. Baoguo Zhu and other investors incorporated Shenzhen Xiaoying Technology Co., Ltd., or Shenzhen Xiaoying. In December 2016, Shenzhen Xiaoying acquired all of the equity interest in Shenzhen Ying Zhong Tong. In December 2017, we underwent a restructuring in contemplation of our initial public offering. After such restructuring, the shareholders of Shenzhen Xiaoying were changed to Mr. Yue (Justin) Tang, entities controlled by Mr. Yue (Justin) Tang and Mr. Baoguo Zhu.

In March 2015, our co-founders, Mr. Yue (Justin) Tang and Mr. Baoguo Zhu, incorporated Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd, or Beijing Ying Zhong Tong, which is controlled by Mr. Yue (Justin) Tang.

In December 2016, Xi’an Bailu Enterprise Management Co., Ltd., or Xi’an Bailu, incorporated Shenzhen Tangren Financing Guarantee Co., Ltd., or Shenzhen Tangren, a company holding a financing guarantee license. Xi’an Bailu, which holds 100% equity interest in Shenzhen Tangren, is ultimately controlled by Mr Yue (Justin) Tang and two other individuals who are his business partners, while the capital contribution of Shenzhen Tangren paid by Xi’an Bailu was borrowed from Shenzhen Xiaoying.

In January 2015, we incorporated Winning Financial Service Inc. under the laws of the Cayman Islands as our offshore holding company, which later changed its name to X Financial in August 2017. Subsequently, we incorporated YZT (HK) Limited as X Financial’s wholly-owned subsidiary and our intermediate holding company to facilitate financing. In October 2015, YZT (HK) Limited incorporated Xiaoying (Beijing) Information Technology Co., Ltd., or Beijing WFOE, as its wholly-owned subsidiary in the PRC, through which we obtained control over Shenzhen Tangren on a series of contractual arrangements entered into on December 16, 2016 when Shenzhen Tangren was formed and Beijing Ying Zhong Tong and Shenzhen Xiaoying (together with Shenzhen Tangren, the VIEs) on a series of contractual arrangements entered into on December 22, 2017, respectively. Such contractual arrangements consist of equity pledge agreements, shareholders’ voting rights proxy agreement, spousal consent letter, and exclusive business cooperation agreements, exclusive call option agreements. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Consolidated VIEs and their Shareholders” for details.

In September 2018, we completed an initial public offering of 11,763,478 ADSs (including the ADSs sold upon the exercise of the over-allotment option granted to the underwriters), representing 23,526,956 Class A ordinary shares. On September 19, our ADSs were listed on the New York Stock Exchange under the symbol “XYF.”

Our corporate headquarters is located at 7-8F, Block A, Aerospace Science and Technology Plaza, No. 168, Haide Third Avenue, Nanshan District, Shenzhen, 518067, the People’s Republic of China. Our telephone number at this address is +86-0755-86282977. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. We maintain a website at http://ir.xiaoyinggroup.com/ that contains information about our Company, but that information is not part of this report or incorporated by reference herein.

4.B.         Business Overview

Overview

Our platform, empowered by our risk management capabilities and technology, efficiently matches borrowers’ loan requests with investors’ investment demands, enabling us to satisfy the financing needs of borrowers and meet the investment demands of investors.

We offer a comprehensive suite of products specifically catered to the financing and investment needs of individuals in China. Our major loan product is Xiaoying Credit Loan, which consists of Xiaoying Card Loan and Xiaoying Preferred Loan. Xiaoying Card Loan is primarily a credit card balance transfer product and Xiaoying Preferred Loan is a high-credit-limit unsecured loan product, both of which offer borrowers a combination of large credit line and attractive APR in China. We offer attractive and diversified investment opportunities to investors in China through our wealth management platform, Xiaoying Wealth Management, which is one of the very few platforms able to enhance investors’ confidence in the investment products with insurance protection. The attractive features of our product offerings are the key for us to achieve top three market positions in all principal segments that we operate in.

The strong credit performance of the loans that we facilitate, the accompanying insurance protection, and our proven risk management and credit assessment capabilities enable us to attract a diversified and low-cost funding base to support our growth. The loan products we facilitate are funded through investments from our individual and corporate investors through Xiaoying Wealth Management platform and the funding arrangements with multiple institutions in China. As of December 31, 2017, 82.3% of the total outstanding funding balance for loans we facilitated were provided by individual investors, and 17.7% were provided by corporate investors and institutional funding partners. As of December 31, 2018, 88.6% of the total funding for loans we facilitated were provided by individual investors, 9.2% were provided by corporate investors and institutional funding partners, and 2.2% were provided by our own funds. In 2017 and 2018, the overall funding cost for the loans we facilitated was 7.60% and 8.07%, respectively.

Our business model is light in capital and labor commitment, and we believe we manage our transaction and operating costs in an effective way. Benefiting from our superior loan product offerings strong credit performance and accompanying insurance protection, we continue to expand our user base of both borrowers and investors primarily through referral without incurring significant sales and marketing expenses, resulting in relatively low user acquisition costs. Furthermore, our highly automated risk management system and technology infrastructure enable us to automatically facilitate a large number of transactions simultaneously. In 2016, 2017 and 2018, our net revenue per employee was approximately RMB579,000, RMB2,864,000 and RMB4,753,000, respectively, and our general and administrative expenses as a percentage of our total net revenues was 26.8%, 5.5% and 6.21%, respectively.

We utilize data-driven and technology-empowered credit analysis. Our proprietary risk control system, WinSAFE, builds risk profiles of our prospective borrowers upon data from reputable credit information providers employed by traditional financial institutions, augmented by a variety of social and behavioral data from internet and mobile platforms not typically utilized by traditional financial institutions. Leveraging data analysis and machine learning in assessing a borrower’s value, repayment capability and propensity, we are able to offer differentiated credit limits to borrowers based on individual credit assessment result. Our rigorous data-driven credit assessment methodology has helped us to achieve a strategic balance between borrower expansion and asset quality control. In 2016, 2017 and 2018, the total loans we facilitated amounted to RMB18,996 million, RMB34,400 million and RMB36,913 million, respectively, while the delinquency rate by balance for outstanding loans that were 91 to 180 days past due was 0.38% as of December 31, 2016, 1.34% as of December 31, 2017 and 5.28% as of December 31, 2018.

We benefit from our strategic partnership with ZhongAn. The protection offered by ZhongAn’s credit insurance on the loans we facilitate significantly enhances investor confidence. Our risk management system is also strengthened by ZhongAn’s rigorous risk control of insurance decision opinion. ZhongAn’s credit assessment model is based on information from various databases, including PBOC CRC which is only available to licensed financial institutions. ZhongAn’s insurance opinion serves as one of the inputs of our comprehensive credit risk management system, along with other behavior and credit information. We also partner with Baihang Credit, the second licensed individual credit bureau in China, which integrates, saves and processes the data collected from its partner companies and provides information searching and other additional services to its partner companies in return. The cooperation strengthens our credit assessment system and allow us to quickly and accurately assess the creditworthiness of borrowers, target a broader user base for financial services, and reduce the cost of risk management.

Prior to new regulations promulgated in the PRC consumer finance industry in December 2017, the annualized fee rates for certain loans that we facilitated exceeded 36% and we also deducted service fees from a loan principal in advance for certain loans that we facilitated. To better comply with the applicable requirements under new regulations, we have taken rectification measures including: (i) adjusting the annualized fee rates of all new loans that we facilitated since December 7, 2017 not to exceed 36% and (ii) ceasing deduction of any service fees from a loan principal in advance since December 7, 2017. In addition, we have cooperated with institutional funding partners, including banking financial institution partners, as a supplemental funding source for our loan products. In light of the regulatory development since December 2017, we have reviewed and adjusted our cooperation with banking financial institution partners, such as suspending certain cooperation, to better comply with the applicable regulatory requirements. In addition, considering the regulatory developments in the PRC, we have been reviewing our loan facilitation services to other platforms and would cease providing loan facilitation services to other platforms if their products are suspended under PRC regulations.

We generate revenues primarily from the fees we charge for our service of matching investors with borrowers (i.e., our loan facilitation service) and for other services we provide over the lifetime of the loan (i.e., our post-origination service and guarantee service). These fees are collected from the borrowers. In 2016, our service fee rate (annualized based on original amount of loan principal) of our major loan products ranged from 0.2% to 21.0% and the service fees we charged for loan facilitation services, post-origination services and guarantee services accounted for 78.8%, 3.6% and 1.2%, respectively, of our total net revenues. In 2017, our service fee rate (annualized based on original amount of loan principal) of our major loan products ranged from 0.8% to 45.0% and the service fees we charged for loan facilitation services, post-origination services and guarantee services accounted for 85.8%, 2.8% and 2.7%, respectively, of our total net revenues. In 2018, our service fee rate (annualized based on original amount of loan principal) of our major loan products ranged from 0.50% to 28.62% and the service fees we charged for loan facilitation services, post-origination services and guarantee services accounted for 90.0%, 3.7% and 0.7%, respectively, of our total net revenues.

The total borrowing cost is expressed as APR, the actual annualized cost of borrowing over the term of a loan. The following table sets forth the APR range of our major loan products for the periods indicated.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
Loan Product	2016	2017	2018
Xiaoying Credit Loan	16.26% ~ 25.44%(2)	16.32% ~ 49.44%(2)	9.98%-36.00%
Xiaoying Card Loan	19.69% ~ 25.44%	19.69% ~ 49.44%	9.98%-36.00%
Xiaoying Preferred Loan	16.26% ~ 16.32%	16.32% ~ 21.44%	11.47%-21.61%
Xiaoying Housing Loan	5.39% ~ 18.00%	5.98% ~ 20.31%	11.50%-12.50%
Loan facilitation services to other platforms (1)	1.33% ~ 15.37%	1.22% ~ 15.37%	0.50%-9.00%

Note:

(1) Different from APR used to express the total borrowing cost for our loan products, the figures set forth in the table represent the service fee range we collect from borrowers referred from other platforms for loans successfully allocated to investors.

(2) We integrated Xiaoying Card Loan and Xiaoying Preferred Loan into one general product category, Xiaoying Credit Loan, in 2018. We set forth the numbers for Xiaoying Credit Loan in 2016 and 2017 only for reference.

We have experienced rapid growth in 2016, 2017 and 2018. Our total net revenue was RMB230.3 million in 2016, RMB1,786.9 million in 2017 and RMB3,540.6 million (US$515.0 million) in 2018. We had a net income of RMB883.1 million (US$128.4 million) in 2018, compared to a net income of RMB339.5 million in 2017.

Our Borrowers and Loan Products

Overview

We strategically target the prime borrowers underserved by traditional financial institutions. We believe we set a high standard of credit quality by defining our borrowers as prime borrowers, who we define as an individual having sound credit history, who has credit records with PBOC CRC and usually no late payment record of over 60 days in the previous six months. Based on ZhongAn’s insurance requirement, it provides insurance protection for borrowers who have credit records with PBOC CRC and meet its late payment standards (usually no late payment of more than 60 days in the past six months). For the determination of a prime borrower, we review their credit card transaction history, along with our sophisticated risk management review system. As of December 31, 2018, our borrower base primarily consisted of credit card holders who have passed the credit criteria set by banks, small business owners whose credit can be verified by property ownership certificates, insurance policies or provident funds, and the property owners.

Our comprehensive loan product suite addresses the financing needs of our target prime borrower segments. Xiaoying Credit Loan, which includes Xiaoying Card Loan catering to the credit card holders and Xiaoying Preferred Loan catering to small business owners. Xiaoying Housing Loan caters to the property owners. Our Xiaoying Credit Loan is an unsecured loan product and our Xiaoying Housing Loan is a secured loan product. We also provide loan facilitation services to other platforms.

As of December 31, 2018, we facilitated loans to 4,220,892 cumulative borrowers, each of whom made at least one transaction on our platform during the period from the commencement of our loan facilitation business to December 31, 2018. The number of our active borrowers increased significantly from 208,920 in 2016 to 2,249,183 in 2017, and further increased to 2,370,510 in 2018. We experienced significant growth in the amount of loans we facilitated to borrowers, from RMB18,996 million in 2016, RMB34,400 million in 2017 and RMB36,913 million in 2018, over 95.0%, 86.6% and 86.8% of which were loans facilitated to prime borrowers, respectively. The table below sets forth the breakdown of loan facilitation amount by product for the periods indicated.

	Year Ended December 31,				Year Ended December 31,				Year Ended December 31,
	2016				2017				2018
Loan Product	RMB in millions		%		RMB in millions		%		RMB in millions	%
Xiaoying Credit Loan	1,688	(7)	8.8	%(7)	20,411	(7)	59.3	%(7)	32,664	88.5%
Xiaoying Card Loan (1)	179		0.9%		12,634		36.7%		26,011	70.5%
Xiaoying Preferred Loan (2)	1,509		7.9%		7,777		22.6%		6,653	18.0%
Xiaoying Housing Loan (3)	5,840		30.8%		4,244		12.3%		306	0.8%
Loan facilitation services to other platforms (4)	1,804		9.5%		5,464		15.9%		3,606	9.8%
Others (5)(6)	9,663		50.9%		4,281		12.4%		337	0.9%
Total	18,996		100.0%		34,400		100.0%		36,913	100.0%

Notes:

(1) Xiaoying Card Loan was launched in December 2016.

(2) Xiaoying Preferred Loan was launched in November 2015.

(3) Xiaoying Housing Loan was launched in July 2015.

(4) We started to provide loan facilitation services to other platforms in December 2015.

(5) In 2016, 35.2% of others were bridge loans for mortgage payment, 7.5% of others were loans for corporates and most of the remaining others products were miscellaneous loans products that we have stopped facilitating. We completely ceased facilitating bridge loans for mortgage payment and loans for corporates in 2017.

(6) In August 2018, we introduced a new loan product called “Xiaoying Wallet.” Users are able to use Xiaoying Wallet to have a credit limit for online purchases and mobile payments. The users can repay the borrowed amount at any time, enjoying an interest-free period of up to 7 or 32 days depending on a user’s rating. Users are also able to choose to repay by 3, 6, 10 or 11 monthly installments through Xiaoying Wallet.

(7) We integrated Xiaoying Card Loan and Xiaoying Preferred Loan into one general product category, Xiaoying Credit Loan, in 2018. We set forth the numbers for Xiaoying Credit Loan in 2016 and 2017 only for reference.

The outstanding balance of loans we facilitated to borrowers increased from RMB7.5 billion as of December 31, 2016 to RMB18.3 billion as of December 31, 2017 and further to RMB20.8 billion as of December 31, 2018. The table below sets forth the breakdown of outstanding loan balance by product as of the dates indicated.

	As of December 31,				As of December 31,				As of December 31,
	2016				2017				2018
Loan Product	RMB in millions		%		RMB in millions		%		RMB in millions	%
Xiaoying Credit Loan	1,546	(2)	20.7	%(2)	14,760	(2)	80.9	%(2)	18,345	88.0%
Xiaoying Card Loan	178		2.4%		8,102		44.3%		13,140	63.0%
Xiaoying Preferred Loan	1,368		18.3%		6,658		36.4%		5,205	25.0%
Xiaoying Housing Loan	2,921		39.0%		1,919		10.5%		465	2.2%
Loan facilitation services to other platforms	915		12.2%		1,048		5.7%		1,996	9.6%
Others (1)	2,111		28.2%		551		3.0%		43	0.2%
Total	7,494		100.0%		18,279		100.0%		20,849	100.0%

Note:

(1) As of December 31, 2016, 13.1% of others were bridge loans for mortgage payment and 1.9% of others were loans for corporates. We completely ceased facilitating these two products in 2017. In August 2018, we introduced a new loan product called “Xiaoying Wallet.” Users are able to use Xiaoying Wallet to have a credit limit for online purchases and mobile payments. The users can repay the borrowed amount at any time, enjoying an interest-free period of up to 7 or 32 days depending on a user’s rating. Users are also able to choose to repay by 3, 6, 10 or 11 monthly installments through Xiaoying Wallet.

(2) We integrated Xiaoying Card Loan and Xiaoying Preferred Loan into one general product category, Xiaoying Credit Loan, in 2018. We set forth the numbers for Xiaoying Credit Loan in 2016 and 2017 only for reference.

We price the loans we facilitate based on total borrowing cost, which comprises (i) a nominal interest rate that borrowers pay investors, (ii) the service fee that we collect from borrowers for our services including our guarantee service, if applicable. For example, under New ZhongAn Model, we would not provide guarantee services for certain of our products, and (iii) the insurance premium paid to ZhongAn. The total borrowing cost is expressed as APR, the actual annualized cost of borrowing over the term of a loan. The APR for a type of our loan product is the annualized actual amount of total interests, service fees and insurance premium divided by total amount of loans we facilitated. Borrowers are allowed to have more than one loan outstanding at the same time, but for some types of our products, such as Xiaoying Preferred Loan, borrowers are only allowed to have one loan outstanding of the same product type at any one time. We will evaluate borrowers’ payment history with us and perform credit assessment before approving their applications for additional loans. Delinquent borrowers are not allowed to obtain additional loans. We also set the maximum cumulative loan amount that one borrower can obtain based on the credit assessment result of such borrower and ensure the total outstanding balance of loans, together with any approved additional loans, under the amount limit when reviewing a borrower’s loan applications.

The transaction process on our platform provides our borrowers with a streamlined and standardized process of loan application and funding with step-by-step instructions including the following stages:

•                  First stage: an applicant submits loan application with their PRC identity card information, bank card information and mobile phone number.

•                  Second stage: verification of the applicant’s information through our authentication technologies and multiple databases upon the authorization by the applicant.

•                  Third stage: credit assessment of the applicant by our propriety risk control model and cooperation with ZhongAn.

•                  Fourth stage: approval of loan application, loan listing and the disbursement of funds to borrowers.

•                  After the completion of funding, we also provide servicing and collection services. The transaction process varies in certain stages for different loan products. The details of transaction process for Xiaoying Credit Loan and Xiaoying Housing Loan are described below, respectively.

Xiaoying Credit Loan

Considering that both Xiaoying Card Loan and Xiaoying Preferred Loan are unsecured loan products, we integrated those two products with similar features into one general product category, Xiaoying Credit Loan, to improve management efficiency.

Xiaoying Card Loan

Launched in December 2016, Xiaoying Card Loan, primarily a credit card balance transfer product, is our flagship product targeting prime borrowers.

Borrowers

Xiaoying Card Loan’s target borrowers are primarily credit card holders who are in the early stages of their careers with insufficient credit lines granted by traditional credit card issuers, and they choose Xiaoying Card Loan to supplement their credit lines to fulfill their consumption needs. In 2018, Xiaoying Card Loan’s borrowers were mostly in their late-twenties or early-thirties.

Products

We offer credit card balance transfer loan product in amounts ranging from RMB2,000 to RMB60,000 with terms of three, six, nine and 12 installments. The funds of our credit card balance transfer loan product are transfered into a borrower’s credit card account for paying the outstanding credit card balance. In 2017, we also started to offer credit card holders with cash advance product in amounts ranging from RMB1,000 to RMB10,000 with terms of the same combination of installments. Borrowers usually repay the principal and interest accrued based on the original principal amount in equal monthly installments, provided that, prior to December 7, 2017, we deducted part of the service fees from the loan principal in advance and received the remaining service fees paid by borrowers in equal monthly installments. In 2017, the APR of Xiaoying Card Loan paid by borrowers was 26.21%. In October 2017, we introduced a new loan product “Xiaoying Professional Loan” to credit card holders who have been assigned with the highest credit grade by our risk management system and require long-term liquidity and large-amount capital. Xiaoying Professional Loan has a term of two to three years. Borrowers of this product can repay at any time after three months of origination and all monthly service fees for the remaining period is waived upon termination. We considered Xiaoying Professional Loan as one of our other products and determined that the volume of this product in 2017 was immaterial. We started to operate and manage Xiaoying Professional Loan under Xiaoying Card Loan since January 1, 2018. In 2018, the APR of Xiaoying Card Loan paid by borrowers was 29.80%.

We facilitated 14,969, 1,606,569 and 2,746,293  loans for Xiaoying Card Loans in 2016, 2017 and 2018, respectively. The total loan amount of Xiaoying Card Loan we facilitated increased from RMB179 million in 2016 to RMB12,634 million in 2017 and further increased to RMB26,011 million in 2018. The average loan amount per transaction was approximately RMB11,959 in 2016, RMB7,864 in 2017 and RMB9,471 in 2018. The decrease in the average loan amount per transaction in 2017 is primarily due to our launch of the cash advance product to credit card holders in 2017 with credit line lower than credit card balance transfer loan. The outstanding balance of Xiaoying Card Loan we facilitated to borrowers increased from RMB178 million as of December 31, 2016 to RMB8,102 million as of December 31, 2017 and further to RMB13,140 million as of December 31, 2018.

Transaction Process

We facilitate substantially all of Xiaoying Card Loan through mobile application which is a simple, secure and convenient loan application process. The following diagram illustrates a simplified transaction process of Xiaoying Card Loan:

Stage 1: Application

Applicants of Xiaoying Card Loan must first register a user account by providing requested personal details, including mobile phone number and PRC identity card information. With the applicant’s authorization, the PRC identity card will be automatically captured and recognized by our authentication module through Optical Character Recognition, or OCR technology. Applicants are also required to do specific poses facing the front camera of their phones to complete automatic biometric recognition. When the registered users choose their desired loan amount and term of a loan product, they are required to further provide additional information including credit card information, current residential addresses, contacts and debit card information used for monthly repayment.

Stage 2: Verification

Upon submission of a completed application, we verify each applicant’s information using multiple authentication technologies and internal and external databases, including, among others, face scanning and OCR technology, the internal and industry blacklist provided by third-party database and the mobile activities of the applicant, to identify and screen for fraudulent applications. See “—Our Partnership with ZhongAn—Cooperation on Technology” and “—Risk Management” for details.

Stage 3: Credit Assessment

Once an applicant’s information is input into our proprietary risk control system, WinSAFE, we will conduct credit assessment based on our database. We will also send the identity information of the applicant to ZhongAn and receive ZhongAn’s credit opinion on insurance based on its credit analysis model. We will, in accordance with our own risk management strategies, embed such credit opinion on insurance into our risk management model for decisioning and assign each applicant a credit grade. Such credit grade is a comprehensive credit level reflecting our prediction of the applicant’s likelihood of future delinquency, considering multiple factors, among others, the applicant’s ability to fund repayment obligations. We continue to optimize our risk management model as we modify and identify more effective proxies to estimate an applicant’s income level. We constantly incorporate new information into our credit assessment process with our own accumulated data as well as external third party collaboration such as other online lending platforms to better evaluate the overall indebtedness of the applicant and his or her likelihood to repay our loans with loans from other platforms. Credit grade will not be adjusted until the same applicant applies for another loan, when the repayment history of all the existing loans will be added into the risk model to determine the credit grade for the new loan application. See “—Our Partnership with ZhongAn—Cooperation on Technology” and “—Risk Management” for a detailed description of WinSAFE and other aspects of our risk management.

Stage 4: Approval and Funding

Following the credit assessment, we may (i) approve the loan application, (ii) approve the loan subject to modification of the loan amount, or (iii) decline the loan application. Applicants are notified of the results.

Once the applicant’s loan application is approved, we may list the approved loan to Xiaoying Wealth Management platform where Xiaoying Wealth Management’s investors can subscribe for loan products that are automatically matched by our system. We may also facilitate Xiaoying Card Loan with funding from institutional funding partners. Once a loan is fully subscribed, funds are transferred to the borrower’s custody account. The borrower will enter into related agreements for funding.

Stage 5: Servicing and Collection

We provide repayment reminder services through in-app notifications, SMSs or phone calls by our service representatives before the due date for each scheduled repayment. We collect a penalty fee from a defaulting borrower on a daily basis for past due loan principal.

We establish a score model to differentiate the risk level of a defaulting borrower based on the type of loan products, outstanding amount, delinquent days and historical repayment pattern. We adopt various approaches, including text messages, phone calls and other legitimate actions to request repayment of the delinquent loan balance and accrued interests and default charges.

We outsource most of our collection services to third-party collection agencies and we require them to use our serving and collection system and comply with our guidelines and standards. We also monitor the performance of such third-party collection agencies to ensure appropriate collection methods and practices through KPI monitoring, phone call recording playback, site visits, complaint call playback, internal training, as well as assessments.

Borrower Acquisition and Retention

Xiaoying Card Loan is very attractive to prime borrowers who are credit cardholders looking for a combination of large credit line and attractive APR. Supported by our advanced credit analytics, we are able to deliver a superior user experience through user-friendly loan application process, efficient credit decisioning, and speedy remittance, which in turn enables us to expand our borrower base. We also advertise our loan products and loan facilitation services through online channels, including our website and mobile application and cooperation with search engines, app stores, third-party apps and WeChat self-media public accounts.

We continue to provide existing borrowers with convenient lending services to enhance borrower stickiness. For borrowers with good transaction history, we may raise their loan limit, offer discounted service fees and a better referral program.

Xiaoying Preferred Loan

Launched in November 2015, Xiaoying Preferred Loan is a high-credit-limit unsecured personal loan product.

Borrowers

Xiaoying Preferred Loan’s target borrowers are primarily self-employed business owners with established credit record who have liquidity and capital needs for daily operations. In 2018, Xiaoying Preferred Loan’s borrowers were mostly in their late thirties or early forties. The creditworthiness of the borrowers have been verified mainly by property ownership certificates, insurance policies or social insurance payment history.

Products

Xiaoying Preferred Loan is high-credit-limit unsecured personal loan product. As for loans funded by investors of Xiaoying Wealth Management, the credit line primarily ranges from RMB100,000 to RMB200,000. As for loans funded by institutions, the credit line could be up to RMB600,000. Borrowers usually repay the principal and interest accrued based on the original principal amount in equal monthly installments. In 2017 and 2018, the APR of Xiaoying Preferred Loan paid by borrowers was 16.89% and 17.96%, respectively.

Xiaoying Preferred Loan is categorized as property-owner loans, insurance-holder loans and provident fund loans.

•                  Property-owner loans are typically offered to property owners and for property owners with bank mortgage payments with a continuous payment record of 12 months or more.

•                  Insurance-holder loans are typically offered to policyholders who hold life insurance policies provided by well-recognized large domestic insurance companies in China with an insurance term of three years or more.

•                  Provident fund loans are typically provided to full-time employees who are entitled to and have made provident fund payments in compliance with relevant PRC laws and regulations. Applicants for provident fund loans should demonstrate, among others, job stability and a continuous record of provident fund payments.

We facilitated 6,327, 31,775 and 36,982 loans of Xiaoying Preferred Loans in 2016, 2017 and 2018, respectively. The loan amount of Xiaoying Preferred Loan we facilitated increased from RMB1,509 million in 2016 to RMB7,777 million in 2017 and decreased to RMB6,653 million in 2018. The average loan amount per transaction was approximately RMB238,570 in 2016, RMB244,751 in 2017 and RMB179,886 in 2018. The outstanding balance of Xiaoying Preferred Loan we facilitated to borrowers increased from RMB1,368 million as of December 31, 2016 to RMB6,658 million as of December 31, 2017 and decreased to RMB5,205 million as of December 31, 2018.

Transaction Process

The following diagram illustrates a simplified transaction process of Xiaoying Preferred Loan:

Stage 1: Application

Applicants of Xiaoying Preferred Loan are recommended and filtered by our channel partners based on applicants’ credit profile prior to making online applications through our website. Apart from the identity card and credit card information required when applying loans on Xiaoying Card Loan, applicants of Xiaoying Preferred Loan have to provide further personal information including:

(i) property ownership certificate; (ii) hukou (household register) or marriage certificate; and (iii) social insurance payment history or business certificate to verify their credit.

Stage 2: Interview

To better assess the applicant’s creditworthiness, our front-line risk control team will conduct offline interviews with the applicants and review application documents and reject any applicants with credit profile and fraud concern based on the interview.

Stage 3: Verification

Following the interview with the applicants, our credit assessment team will make telephone calls to verify each applicant’s information. Applicants’ information will also go through the same system verification as the process in Xiaoying Card Loan. See “—Xiaoying Card Loan—Transaction Process” for details of verification process.

Stage 4: Credit Assessment

Following the verification of the applicant information, our credit assessment team will submit supporting documents of the applicants to back-office risk management team for credit assessment based on our database and ZhongAn’s credit opinion on insurance based on its credit analysis model. Once our risk management system provides a risk analysis, our experienced loan approval team will manually review each loan application. Our front-line risk control team will also assist in the credit assessment of the prospective applicants by submitting videos and recordings with regard to their offline interviews with the applicants.

Stage 5: Approval and Funding

Xiaoying Preferred Loan applies the same transaction process with respect to approval as Xiaoying Card Loan. See “—Xiaoying Card Loan—Transaction Process” for details.

For Xiaoying Preferred Loan funded by investors of Xiaoying Wealth Management, see funding process for Xiaoying Card Loan for details. For Xiaoying Preferred Loan funded by our institutional funding partners, our front-line risk control team will assist the successful borrower to enter into related agreements for funding.

Stage 6: Servicing and Collection

Xiaoying Preferred Loan applies the same transaction process with respect to servicing and collection as Xiaoying Card Loan. See “—Xiaoying Card Loan—Transaction Process” for details.

Borrower Acquisition and Retention

Xiaoying Preferred Loan is attractive to prime borrowers who are primarily small business owners. This product offers a combination of high credit limit and attractive APR with no collateral. Supported by our broad network of channel partners to which we apply a unified lending standard and practice, we are able to source a large number of borrowers for Xiaoying Preferred Loan, which will drive the continued growth in our borrower base.

As of December 31, 2018, we facilitated Xiaoying Preferred Loan in cooperation with 14 local channel partners, such as loan intermediaries, real estate agencies and car dealers, with respect to borrower acquisition and credit assessment. We continue to provide existing borrowers with convenient and highly efficient lending services, including callbacks and repayment reminders, to enhance borrower stickiness.

Xiaoying Housing Loan

In July 2015, we started to facilitate Xiaoying Housing Loan, a home equity loan product secured by properties owned by borrowers. Xiaoying Housing Loan’s target borrowers are primarily small business owners holding properties with short-term liquidity and capital needs for daily operations and consumption. In 2018, Xiaoying Housing Loan’s borrowers were mostly in their mid-forties.

Xiaoying Housing Loan is offered in a large credit line ranging from RMB100,000 to RMB10,000,000 with collateral of properties. Xiaoying Housing Loan is funded by institutional funding partners, thus it is not subject to the upper limits on the outstanding loan balance under applicable laws regulating online lending information services. See “—Regulation—Regulations Relating to Online Lending Information Services”. We primarily offer loan products with an average term of six months and borrowers usually make monthly repayments of interests accrued on the original principal amount followed by a lump sum payment of the principal upon maturity. In 2017 and 2018, the APR of Xiaoying Housing Loan paid by borrowers was 7.92% and 11.86%, respectively.

We facilitated 4,637, 2,513 and 220 loans of Xiaoying Housing Loans in 2016, 2017 and 2018, respectively. The total loan amount of Xiaoying Housing Loan we facilitated was RMB5,840 million in 2016, RMB4,244 million in 2017 and RMB306 million in 2018. The average loan amount per transaction was approximately RMB1.3 million in 2016, RMB1.7 million in 2017 and RMB1.4 million in 2018. The outstanding balance of Xiaoying Housing Loan we facilitated to borrowers decreased from RMB2,921 million as of December 31, 2016 to RMB1,919 million as of December 31, 2017 and further to RMB465 million as of December 31, 2018. We facilitate Xiaoying Housing Loan through offline channels in China. Applicants of Xiaoying Housing Loan is required to complete offline application verifying name, PRC identify card, bank card and mobile phone number recorded with the bank. Our front-line risk control team interviews the applicants and submits supporting documents for loan application through our platform to back-office risk management team for credit assessment and decision making of the credit line based on the value of collateral. Upon our approval of the loan application, our front-line risk control team will assist the successful applicants to enter into related agreements, including, but not limited to, an entrusted guarantee agreement and a security agreement with Shenzhen Tangren (Shenzhen Tangren is our consolidated VIE with financing guarantee license which has provided guarantee to Xiaoying Housing Loan since September 2017. Prior to that, some of our entities provided such guarantee.) under which the borrower pays fees to Shenzhen Tangren for providing guarantee to the investor of Xiaoying Housing Loan and establishes mortgage in its real properties as a security for Shenzhen Tangren’s guarantee services, and complete the security procedures for collaterals.

Loan Facilitation Services to Other Platforms

In December 2015, we started to cooperate with selected financial technology companies and facilitate loan products designed by them to their referred borrowers. Such loans have terms primarily ranging from one to three months. Through such cooperation, we have expanded our borrower acquisition channels and satisfied our investors’ demand for diversified loan products.

In 2018, we cooperated with 17 financial technology companies. The total loan amount we facilitated for other platforms was RMB1,804 million in 2016, RMB5,464 million in 2017 and RMB3,606 million in 2018. The outstanding balance of loans we facilitated for other platforms increased from RMB915 million as of December 31, 2016 to RMB1,048 million as of December 31, 2017 and further increased to RMB1,996 million as of December 31, 2018.

We carefully select the financial technology companies for cooperation based on various factors including their business model and performance, financial condition, experiences of the management team, risk control capabilities, compliance and reputation in accordance with our systemic cooperative admission policies. Those selected financial technology companies conduct their credit analysis and approval before referring borrowers from their platforms to us. In addition, we conduct separate identity verification to decline those borrowers with high risks under our risk management system. We collect service fees from borrowers referred from the selected financial technology companies for loans successfully allocated to investors, and the average service fee rate was 5.30% and 2.94% in 2017 and 2018, respectively.

We require the selected financial technology companies to provide credit enhancements on the loans facilitated to the borrowers referred to us, including compensating us and/or purchasing back such loans if they are in default. Depending on the credit ability and business performance of those financial technology companies and the historical default rate of the borrowers they referred to us, we may also require them to pay us a deposit, ranging from 2% to 10% of the amount of principal of loans we facilitated, from which we are entitled to deduct if they fail to compensate the defaulted loans referred to us. In general, we monitor the outstanding balance of loans we facilitated to the borrowers referred from the financial technology companies on a daily basis. We will require the financial technology companies to make contribution if the deposit amount falls below the agreed percentage (i.e., 2% to 10%) of the amount of loan principals we facilitated. Each of the financial technology companies we cooperated with is required to pay the deposit prior to fund transfer and the outstanding balance of the deposit that we received from them was RMB134.0 million as of December 31, 2018.

Our Investors and Investment Products

Investors

Our target investors are primarily individual mass affluent investors. As of December 31, 2018, we had 454,117 cumulative active individual investors on Xiaoying Wealth Management. The number of our active individual investors on Xiaoying Wealth Management platform was 95,373 in 2016, 198,029 in 2017 and 266,581 in 2018. The outstanding balance of funds invested by active individual investors in all types of investment products on Xiaoying Wealth Management platform increased from RMB5,694 million as of December 31, 2016 to RMB14,443 million as of December 31, 2017 and further to RMB17,257 million as of December 31, 2018. Such increase was primarily due to the growth in the number of individual investors as a result of our attractive investment product offerings and our enhanced brand awareness and word-of-month referral. We have also expanded our investor base to cover corporate investors. As of December 31, 2018, we had 90 cumulative active corporate investors on Xiaoying Wealth Management.

Investment Products and Services

Investors have the opportunity to invest in a wide range of products, such as loans we facilitated on Xiaoying Wealth Management platform, money market products and insurance products, with attractive returns in a convenient and efficient way.

Loan Products

Our investors are able to invest in loan products we facilitated on Xiaoying Wealth Management platform. We primarily act as a matching platform and do not sell or act as an agent to sell any financial products pursuant to the Interim Measures.

Investors may directly invest in loans listed on our Xiaoying Wealth Management platform based on loan characteristics and borrower profiles. We provide a set of filters to help an investor to quickly pinpoint desired loans based on screening criteria, such as investment term, expected annualized rate of return, repayment method and available investment amount remaining on our platform. We also offer automated investing tools that allow investors to invest in loans through one click and make reinvestments according to investors’ predetermined investing criteria. We offered investors with loan products with committed investment term from one month to 12 months. The expected annualized rate of return ranges from 5.0% to 9.8% and from 4.7% to 9.8% in 2017 and 2018, respectively, depending on the committed investment term, market conditions and rates offered by competitors. The minimum investment amount is RMB100 (US$15). The maximum amount of each investment is subject to the availability of the loans that can be funded on our platform and the regulatory limit on the maximum size of each loan.

To enhance investor confidence, we pioneered with ZhongAn to develop credit insurance products to secure insurance protection for the loan products we facilitated and offer to investors on Xiaoying Wealth Management platform, which protects investors against default for both the principal and interest. As of December 31, 2018, 89.9% of the loan products we facilitated were insured by ZhongAn’s credit insurance. We act as a third party to facilitate the provision of insurance coverage from ZhongAn to investors, and the borrowers, as the policyholders, enter into the insurance agreement with ZhongAn and pay for the insurance underwritten by ZhongAn for the benefit of investors as the insured beneficiaries when the loan product is listed and fully committed by investors on our platform. If the borrower fails to repay the investor when the loan is due in accordance with the loan repayment schedule (the “default date”), ZhongAn shall compensate the investor for the principal investment amount and accrued interests within two business days from the default date, but we do not have the obligation to compensate ZhongAn within two business days from the default date. Prior to September 2017, in order to maintain stable business relationship with ZhongAn, for loans that we facilitated and insured by ZhongAn, we, at our sole discretion, compensated ZhongAn for substantially all the loan principal and interest default but have not been subsequently collected. In practice, though ZhongAn made compensations to investors within two business days from the default date, we made such compensation to ZhongAn on a monthly basis. Under New ZhongAn Model, if the total amount of the insurance compensation paid by ZhongAn to the insured investors has exceeded the expected maximum payout amount for a certain period, ZhongAn will increase the insurance premium collected from new borrowers only. In addition to ZhongAn’s insurance protection, since September 2017, we have introduced a new protection mechanism for certain of our loan products to further enhance our investors’ confidence. Shenzhen Tangren, our consolidated VIE with financing guarantee license, provides guarantee to protect investors against defaults for both the principal and interest. See “—Our Partnership with ZhongAn” for details.

In March 2018, we entered into a cooperation framework agreement with Jiangxi Ruijing, a PRC based asset management company and one of our equity investees. Jiangxi Ruijing engages directly with the borrowers and investors on our platform to provide guarantee service for an identified portfolio of loans we facilitated. Upon the default of the borrower, Jiangxi Ruijing directly compensates the investors and obtains the creditor’s rights of the loans. Up to the date of this annual report, Jiangxi Ruijing provided guarantee over Xiaoying Professional Loan and Xiaoying Preferred Loan with a term of three years. In 2018, Jiangxi Ruijing provided guarantee for loans of RMB1,333.5 million (US$193.9 million) facilitated through our platform and received RMB21.9 million (US$3.2 million) guarantee fees from the borrowers given that fees are collected on a monthly basis without any upfront collection.

Other Products

Our investors are able to invest in various types of products displayed on our Xiaoying Wealth Management platform provided by our business partners. For example, money market products offer investors with certain investment flexibility through withdrawing the funds in their accounts on demand to purchase other investment products we display on our platform. In 2017 and 2018, the money market products displayed on our platform were money market funds under the administration of an independent asset management company, i.e., China Universal Asset Management Company Limited. Those money market funds primarily invest in cash assets and short-term debt securities. The annualized rate of return for those money market products ranged from 2.90% to 4.86% in 2017 and from 3.19% to 4.68% in 2018. Our investors are also able to purchase insurance products, including family property insurance, transportation insurance, automobile insurance, short-term life or accident insurance and medical insurance, primarily provided by ZhongAn and Ping An Insurance. See “—Our Partnership with ZhongAn—ZhongAn’s Insurance Products Sold on Xiaoying Wealth Management” for details.

Fees Received from Investors and Business Partners

We do not collect management fees from our investors on Xiaoying Wealth Management platform for their investments in our investment products. We offer certain loan products marked as transferrable on our platform to provide investors with investment liquidity. Upon a successful loan transfer, we charge a one-time transfer fee from investor for each loan transferred on our platform.

We receive service fees from our business partners, including asset management companies and insurance companies, for the purchase of their investment products by investors on Xiaoying Wealth Management platform.

Transaction Process

The below diagram illustrates a simplified transaction process of Xiaoying Wealth Management:

Stage 1: Application

After investors have registered a user account with their mobile phone number on our Xiaoying Wealth Management mobile application, they are required to provide their name, identity card number and mobile phone number.

Stage 2: Verification

Upon the submission of a completed application, we verify investors’ information using multiple authentication technologies including, among others, OCR technology, to confirm the authentication of the investors.

Stage 3: Investors Capability Assessment

Based on PRC regulations, we require investors to complete an investor assessment before making their first investment on our Xiaoying Wealth Management platform and categorize them into certain investor type based on their professional background, investment experience and risk preference.

Stage 4: Loan Subscription

After passing the investors capability assessment, investors who are willing to make investment through our marketplace can deposit their funds with us in a segregated custody account to invest in the selected loans with desired term and rate of return and/or join our wealth management plan that the automatic investment tool makes the investment.

Investor Acquisition and Retention

Our investor acquisition efforts are primarily directed towards enhancing our brand name and building investor trust. We have attracted a large number of investors primarily through word-of-mouth referral, which will drive the continued growth in our investor base. As a supplement, we advertise our investment services through online channels, including our website and mobile application and cooperation with search engines, application stores, third-party applications and WeChat self-media public accounts.

We host a variety of promotions to attract new investors. We provide rewards to existing investors upon each successful referral of a new investor, under which the existing investor earns a cash incentive based on the funds invested by the new investor in loan products in the first year. We also offer promotional campaigns for certain investment products where new investors can enjoy a higher expected return within a specified period. Our new individual investor acquisition cost was RMB323 in 2016, RMB298 in 2017 and RMB325 in 2018.

We continue to provide existing investors with convenient investment services with attractive returns and investment flexibility to enhance investor stickiness. To encourage existing investors to increase their investment activity and investment amounts on our platform, we have established a VIP investor loyalty program. In determining an investor’s VIP membership level, we consider the average daily amount of investment of each investor on our platform during the past 30 days. There are seven VIP membership levels. Based on the level of VIP investors, we offer certain investment services with higher returns, interest increase coupons and tailored user services. Our yearly individual investor retention ratio in 2018 was 23.6%.

Funding

The loans we facilitate are primarily funded through the investments from our individual and corporate investors on Xiaoying Wealth Management. We also collaborate with various institutions such as banks and trust companies to ensure sufficient funding sources to fund loans efficiently. As of December 31, 2016, 79.9% of the total outstanding funding balance for loans we facilitated were provided by individual investors, and 20.1% were provided by corporate investors and institutional funding partners. As of December 31, 2017, 82.3% of the total outstanding funding balance for loans we facilitated were provided by individual investors, and 17.7% were provided by corporate investors and institutional funding partners. As of December 31, 2018, 88.6% of the total funding for loans we facilitated were provided by individual investors, 9.2% were provided by corporate investors and institutional funding partners, and 2.2% were provided by our own funds.

In connection with our collaboration with institutional funding partners, we work with third party financing guarantee companies to provide guarantee to certain of our funding arrangements with institutional funding partners, which enhances the funding partners’ confidence and enables us to obtain funding sources at favorable terms. In addition, we also agreed to provide guarantee to certain of our funding arrangements with banking financial institution partners. In light of the regulatory update, we have reviewed and adjusted our cooperation with banking financial institution partners, such as suspending certain cooperation, to better comply with the regulatory requirements. We ceased the online intermediary model in April 2017. We gradually reduced the volume of loans facilitated through the offline intermediary model with funding from banking financial institution partners after December 31, 2017 due to regulatory requirement and completely ceased such operations in February 2018. At meantime, we have shifted in strategy to focus on loan facilitation services through the direct model.

Our Partnership with ZhongAn

Since our inception, we have established in-depth cooperation with ZhongAn in multiple areas of our business. We are ZhongAn’s third largest ecosystem partner in terms of gross written premium of all insurance products for both 2016 and the three months ended March 31, 2017. We have entered into a strategic cooperation framework agreement with ZhongAn to cooperate with respect to credit insurance, other insurance products and business referrals.

We monitor ZhongAn’s financial condition and credit quality periodically through public information disclosed as required by PRC regulatory authorities since its establishment in October 2013 and by Hong Kong Stock Exchange since its listing in September 2017. According to PRC regulatory standard and as disclosed in the quarterly information of solvency margin ratio published by ZhongAn, the integrated risk rating of ZhongAn was “A” for the second and third quarters of 2017 and “B” for the first and fourth quarters of 2017. As disclosed in ZhongAn’s 2018 annual report, ZhongAn’s comprehensive solvency margin ratio was 722%, 1,178% and 600% as of December 31, 2016, 2017 and 2018, respectively.

Credit Insurance

As of December 31, 2018, 89.9% of the loans we facilitated were insured by ZhongAn’s credit guarantee insurance, which protect funding providers against default for both the principal and interest. Such protection significantly enhances investor confidence, which resulted in higher investment balance per investor, lower investor acquisition costs, and enhanced user stickiness for Xiaoying Wealth Management.

Prior to September 2017, ZhongAn provided credit insurance to substantially all the loans we facilitated. ZhongAn initially reimbursed the loan principal and interest to the investor upon the borrower’s default. In order to maintain stable business relationship with ZhongAn, we would then at our sole discretion, compensate ZhongAn for substantially all the loan principal and interest default but have not been subsequently collected. In practice, though ZhongAn made compensations to investors within two business days from the default date, we usually calculated payout amount of ZhongAn and made such compensation to ZhongAn on a monthly basis at our discretion. In addition, some of our entities also provided guarantee for certain loans we facilitated, primarily including Xiaoying Housing Loan.

In September 2017, we entered into a new cooperation agreement with ZhongAn, or the Cooperation Agreement, pursuant to which ZhongAn provides credit insurance to our investors funding the loans we facilitate. If the total amount of the insurance compensation paid by ZhongAn to the insured investors has exceeded the expected maximum payout amount for a certain period, ZhongAn will increase the insurance premium collected from new borrowers only, not to existing borrowers. According to the Cooperation Agreement, in addition to ZhongAn’s insurance protection, Shenzhen Tangren, our consolidated VIE with the financing guarantee license, also provides a guarantee for certain loans we facilitate to protect investors against defaults for both the principal and interest. Pursuant to the supplementary agreement to the Cooperation Agreement, we entered into with ZhongAn in January 2018, in the event of default, after 30 days of ZhongAn’s insurance payout to our investors, Shenzhen Tangren will compensate ZhongAn for ZhongAn’s payout amount less the recovered past due amount during the 30-day period; however, Shenzhen Tangren’s compensation obligation shall not exceed the financial guarantee service fees Shenzhen Tangren collectible from all the borrowers for such loans. We and ZhongAn entered into another supplementary agreement to the Cooperation Agreement in April 2018 to clarify that in case of any adjustment to the guarantee service fee rate Shenzhen Tangren collectible from borrowers, the total guarantee service fees Shenzhen Tangren collectible from all borrowers will change accordingly and the upper limit of Shenzhen Tangren’s compensation obligation will also change in accordance with such adjustment. This supplementary agreement also clarifies that the adjustment in the upper limit of Shenzhen Tangren’s compensation obligation will be confirmed by emails between ZhongAn and us in every quarter and no separate written agreement is required to be executed for such adjustment. The term of this supplementary agreement is consistent with that of the Cooperation Agreement.

Shenzhen Tangren provides a guarantee for certain loans we facilitate, primarily Xiaoying Card Loan (excluding Xiaoying Professional Loan) since September 15, 2017 and Xiaoying Housing Loan since September 2017. In 2017 and 2018, the total loan amount of loans guaranteed by Shenzhen Tangren was RMB6,243.2 million and RMB25,792.8 million, respectively. There is a potential significant time lag between the payments to ZhongAn and the collection of monthly guarantee service fees from borrowers. However, the total amount paid to ZhongAn shall be within the preagreed Cap with ZhongAn. The excess is expected to be fully collected from the borrowers during the remaining term of the underlying loans. With respect to Xiaoying Card Loan, Shenzhen Tangren acts as borrowers’ guarantor and is jointly liable with borrowers for the repayment of principal and interest accrued based on the original principal amount. When ZhongAn compensates investors in the event of default, Shenzhen Tangren will compensate ZhongAn, with Shenzhen Tangren’s obligation capped at a certain percentage of the principal at loan facilitation as pre-agreed with ZhongAn. Borrowers of Xiaoying Card Loan pay fees to Shenzhen Tangren for such guarantee. With respect to Xiaoying Housing Loan, Shenzhen Tangren acts as borrowers’ guarantor and is jointly liable with borrowers for the repayment of principal and interest accrued based on the original principal amount. When ZhongAn compensates investors in the event of default, Shenzhen Tangren will compensate ZhongAn and obtain the credit right over the underlying loan. Borrowers of Xiaoying Housing Loan pay fees to Shenzhen Tangren for such guarantee and establish mortgage over the real properties they own as a security for the guarantee services.

Through cooperation with ZhongAn, we have strengthened our risk management capabilities. After sending an applicant’s insurance application to ZhongAn, we will receive ZhongAn’s insurance decision opinion. ZhongAn’s credit assessment model is based on information from various databases, including PBOC CRC which is only available to licensed financial institutions. In addition to ZhongAn’s decision and input, we also incorporate other credit and fraud related data and models to complete our full credit evaluation.

Cooperation on Technology

We cooperate with ZhongAn Information Technology Service Co., Ltd., or ZhongAn Technology, a subsidiary of ZhongAn, in technology development. The risk decisioning system established by ZhongAn Technology provides assistant services to our risk decisioning process. Such services include product management, business monitoring and management risk policies. Meanwhile, based on our business and management needs, we engage ZhongAn Technology to provide customized development services for risk decisioning system and other technology development services.

ZhongAn’s Insurance Products Sold on Xiaoying Wealth Management

According to the Cooperation Agreement, ZhongAn may provide consultation services and sell insurance policies to the users referred by us with respect to family property insurance, shipping insurance, automobile insurance, short-term life or accident insurance.

ZhongAn’s insurance products are displayed in Xiaoying Wealth Management. Our investors can purchase insurance policies through Xiaoying Wealth Management but the insurance premiums are paid directly to the premium account managed by ZhongAn. We will receive technology service fees every month from ZhongAn for promoting its insurance products.

Custodian Bank and Third-Party Payment Service Providers

We have engaged Citic AIBank Corp. (“AIBank”) to provide fund custody services for our platform. The investors and borrowers’ funds loaned through our platform are in the custody accounts managed by ALBank. The custodian bank provides fund custodian services including settlement, accounting, clearing services and safeguarding online lending capital to Xiaoying Wealth Management.

We cooperate with third-party payment service providers for the payment, settlement and clearance of the proceeds of the loans for our borrowers and investors. In choosing the third-party payment agent, we take into consideration numerous criteria, including network infrastructure, security measures, reliability, information technology capabilities and experience.

Risk Management

We have adhered to the principal of “Respect Risk” in our operations since our establishment. Leveraging its extensive knowledge and in-depth insights in risk management from years of working experiences with large and reputable financial institutions, our risk management team has developed comprehensive risk management system, policies and measures covering data collection and reprocess, development and upgrading of risk control system, fraud detection and credit scoring and pricing.

The three core elements of our risk management are data, technology and management. We base our credit assessment on rigorous quantitative analysis. We have developed our proprietary risk control system, WinSAFE, on the foundations of traditional consumer banking risk management modules with reputable credit information and big data generated from mobile internet to manage the risk in our daily operation.

Data Collection and Reprocessing

Sufficient and high-quality data is the foundation for effective risk management. We collect data that is directly provided and authorized for our use by the user and from multiple third-party data providers. We cooperate with third-party credit agencies for credit data of borrowers. Moreover, we accumulate data from social activities, including but not limited to, social circles, website activities, mobile behavior and contact information. All the data collected by our internal team enables us to build up a comprehensive credit database to analyze user data from both traditional consumer finance data and the big data generated from mobile internet relating to users’ social behavior and spending pattern that are typically ignored by traditional financial institutions.

We take advantage of our accumulated massive data and have established a comprehensive profile of each user containing over 2,500 variables covering traditional consumer banking data and the big data generated from mobile internet, providing the solid base for our credit assessment and decision-making and differentiating us from other consumer finance companies who may only have data in certain areas. We utilize various data reprocessing technology such as data smoothing algorithm and social network graphic to ensure the reliability and accuracy of data and perform in-depth data analysis.

Risk Control System and Models

We have independently developed our proprietary risk control system, WinSAFE, which is our decision center and is able to carry out thousands of testing simultaneously. Based on data collection, processing and analytics, through our WinSAFE system, we continue to fine-tune mobile lending credit policy through numerous tests each month to achieve best risk returns. The two major components of our risk management procedures are risk assessment model optimization and credit policy adjustments.

The risk assessment model optimization maintains over 100 models primarily including logistics regression and machine learning models that are employed at different stages for different products. Each model performs the function independently but operates in close synchronization with each other, enabling WinSAFE to effectively analyze a borrower’s value, payment capability and payment attitude to accurately evaluate the borrower’s credit worthiness. Apart from the traditional numerical variables, we also convert unorthodox inputs, such as human behavior, social relationships and mobile activities, into numerical covariates through complex algorithms. The credit policy adjustments is established through lifetime value of the users and rigorous stress tests to achieve a balance between business volume and profitability with an emphasis on business resiliency. We continuously modify and incorporate new information into our credit policy, such as economic environment, user clientele change and new testing results. The models are updated daily or regularly to match the business development through machine learning with traditional modeling, providing an increasingly accurate indicator of default risk with the increasing availability of data.

Currently, through our continuous optimization, WinSAFE is able to process data through the processes from loan application to approval and is able to make decisions within ten minutes for over half of Xiaoying Card Loan, providing instant feedback that the mobile users are in desire of and strengthening our risk control and fully automatic decision-making capability.

Fraud Detection

We utilize internal and third-party databases and authentication technologies, including face scanning and OCR verification of identity cards and bank cards, to verify and authenticate the identity of the applicant and the submitted application information. We effectively implement over 300 anti-fraud rules and use our multiple-source database containing various internal and industry blacklists and multiple-dimension tagging system to detect the probability of individual and group fraud.

Leveraging our in-depth data analysis of the comprehensive data we have collected, we assess the applicant’s payment capability and payment attitude. We adopt over 2,500 variables in credit assessment and crosscheck with a blacklist of over 1,000,000 fraud data. Utilizing big data, we apply various analytical processes, such as machine learning, deep learning, graphical analysis, to identify credit risks and potential fraudulent behavior of each applicant and build and optimize our credit assessment model.

When our risk control system receives an application, we will send the applicant’s insurance application to ZhongAn and will receive the insurance decision opinion from ZhongAn based on its credit analysis. We will, in accordance with our own risk management strategies, embed such assessment results into our risk management models for decisioning.

Credit Scoring and Pricing

Our advanced credit analytics enable us to identify and reject approximately 80% of the Xiaoying Card Loan applicants due to their credit profile and fraud concerns. For the remaining applicants, we offer differentiated credit pricing and credit limits to those prime borrowers based on individual credit grades. Based on our prediction of the applicant’s likelihood of future delinquency and his/her profile, our risk management system assigns a credit grade to each remaining Xiaoying Card Loan applicant, with risk level A representing the lowest risk, risk level D representing the highest risk. Such credit grade is a comprehensive credit level generally determined based on the grouping of an applicant’s basic information, credit history and behavior data, including personal identity information, education background, consumption and social network behavior, and insurance decision opinion from ZhongAn. ZhongAn’s assessment model is based on information from various databases, including PBOC CRC which is only available to licensed financial institutions. Credit grade is determined at the time of a loan application and will not be adjusted until the borrower applies for another loan, when the repayment history of all the existing loans will be added into the risk model to determine the credit grade for the new loan application. We assign the credit line primarily based on the credit grade of an applicant. For example, for credit card balance transfer product of Xiaoying Card Loan, after the initial screening, we will generally reject applicants within the bottom 10% credit grades, and the average credit line for applicants between bottom 10-20% credit grades, is approximately RMB2,000 and the average credit line for applicants in the top 10% credit grade is approximately RMB23,000.

The table below sets forth the outstanding loan balance of Xiaoying Card Loan to our borrowers of each credit risk level as of December 31, 2016, 2017 and 2018, respectively.

	As of December 31,		As of December 31,		As of December 31,
	2016		2017		2018
Credit Risk Level	RMB in million	%	RMB in million	%	RMB in millions	%
A	27	15.1%	1,823	22.5%	3,963	30.1%
B	75	41.9%	4,187	51.7%	5,545	42.2%
C	24	13.6%	977	12.0%	1,745	13.3%
D	52	29.4%	1,115	13.8%	1,887	14.4%
Total	178	100.0%	8,102	100.0%	13,140	100.0%

Different from our credit grade model for Xiaoying Card Loan, we adopt a rule-based credit assessment and pricing system with manual review for the applicants of our Xiaoying Preferred Loan and Xiaoying Housing Loan. For Xiaoying Preferred Loan, other than focusing on reviewing the applicants’ credit assessment result based on our database and the insurance decision opinion from ZhongAn, we also review property ownership, insurance policies or provident funds. ZhongAn’s credit analysis model is based on information from various resources and access to various databases including PBOC CRC and borrowers’/applicants’ income level evidenced by their housing mortgage payments. In terms of Xiaoying Housing Loan, we focus on assessing the value of the collateral properties provided by the applicants.

For the information of the historical cumulative 91-day plus past due delinquency rates by vintage for Xiaoying Credit Loan facilitated through our platform, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Loan Performance—Delinquency Rate by Vintage.”

Risk Management Team

Our risk management committee is the highest decision-making authority in terms of risk management, comprised of our Chief Executive Officer, Mr. Yue (Justin) Tang, our President, Mr. Shaoyong (Simon) Cheng, and our Chief Risk Officer, Mr. Kan (Kent) Li. Our risk management committee is responsible for making decisions on the principles, core terms and model for each project.

Our strong risk management team is led by our President, Mr. Shaoyong (Simon) Cheng, who has more than 20 years of experience in risk management in the United States and China and previously served at Capital One, HSBC and Bank of Communications, and our Chief Risk Officer, Mr. Kan (Kent) Li, who has extensive work experience in risk management and previously served at Capital One. Our team members have extensive experiences and in-depth insights in risk management from their working experiences with reputed financial institutions such as HSBC, JPMorgan, China Construction Bank, Ping An and Everbright. Leveraging on the most advanced technique and risk control capability, our risk management team has established an effective risk control system applied in the online lending business.

We have established comprehensive policies and processes to ensure the effectiveness of our risk management in daily operations. Our risk management team engages in various risk management activities, including approving the launch of any new product and screening and selecting our business partners with sound risk management system. All the decisions by our risk management team shall only be made based on rigorous quantitative analysis of real data.

Our Technology and IT Infrastructure

Technology System

We believe our technology and IT infrastructure are a competitive advantage and an important reason that borrowers and investors utilize our platform. Key features of our technology and IT infrastructure include:

Abundant Mobile Internet Data

We collected a large amount of borrowers’ and investors’ credit and behavioral data. The substantial volume of data in the system enables us to build a comprehensive credit profile for each borrower and to assess the investor’s behavior-based profile for our management and acquisition of investors.

Advanced Computing Technology

We adopt innovative risk pricing models for the accumulation of credit data for loan facilitation platform. We also combine machine learning and behavior-based assessment of investors to evaluate the investor risk appetite.

User-friendly Mobile Applications

We have independently developed the mobile application for borrowers of Xiaoying Card Loan and investors of Xiaoying Wealth Management, respectively. The mobile applications enable users to access our platform at any time and at any location to make transactions in a convenient way.

The mobile application of Xiaoying Card Loan adopts the OCR identity verification technology (ID card, face, bank card) for borrowers to complete the verification. We also incentivize the borrowers to recommend the application to their friends by issuing coupons as discounts to the service fee.

The major functions displayed on Xiaoying Wealth Management’s interface include: (i) wealth management, (ii) personal account, and (iii) settings. In the wealth management column, investors can view all investment products (internet lending, wealth management plan, insurance products, etc.) and learn details of each product, such as interest rates, term, yields and repayment methods. In the personal account column, investors can access links to bank card, recharge, withdraw funds and view their transaction history. In the settings column, investors can set up and change the log-in password and password for transactions. We also provide several value-added services such as investing calendar, employee wealth management program and VIP center. We encourage investors to invite friends by issuing more bonuses for certain products.

Data and Transaction Security and Stability

We collect and store a large amount of user data, including mobile phone numbers, identification card numbers, bank card numbers and borrowing information in our database. We take the privacy of our users and security of their information seriously, and have implemented a strict internal user data security management policy and to protect our users’ confidential information. The policy establishes user’s authorization to data usage, data and information classification, approval procedures and access rights for confidential information and data. We require written records of each of our employee’s access and retrieval of the data and monitor the process.

We adopt remote backup technology and have built up a disaster recovery structure of “two locations, three centers.” In addition, we back up our core business database daily on dedicated backup servers. We have implemented a data-backup policy to ensure the safety of our data.

Research and Development

Our technology development personnel have extensive experience with leading internet, online consumer finance and mobile commerce and financial technology companies, and focuses on the following that support our long-term business growth:

•                  Maintaining and strengthening all of our platform and application system, including but not limited to: main website, mobile applications, back-stage system, proprietary data and credit analysis systems, payment system and big data system;

•                  Ensuring our technology system is well established, reviewed, tested and continuously strengthened; and

•                  Organizing and participating in the industry seminars, exploring relevant cutting-edge technologies.

Brand, Sales and Marketing

Our general marketing efforts are designed to build brand awareness and reputation and to attract and retain borrowers and investors. We believe reputation and word-of-mouth marketing drive continued organic growth in borrower and investor base. As a supplement, we use offline network channel and online marketing initiatives to promote our brand and products. For example, we work with several advertising companies to promote our mobile applications with internet companies through online advertisements. We also cooperate with media and organize branding events to enhance our brand awareness. For example, we cooperate with NBA as an official marketing partner of NBA China for a term of three years since 2018.

Users Service

To better serve our users, we have independently developed a comprehensive user service system. We provide user service from 9:00 a.m. to 6:00 p.m. through our user service hotline in the weekdays and also provide online user service from 9:00 a.m. to 10:00 p.m. every day through our website, mobile applications and WeChat public account. Our user service personnel are responsible for answering calls for our user service hotlines, responding to queries in emails, as well as providing online user service support. To monitor the quality of our user services, each inquiry made by our users will be recorded and reviewed on a selective basis.

Intellectual Property

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We have registered 54 trademarks in the PRC and 16 trademarks under application in the PRC. We are the registered holder of 93 domain names, including www.xiaoyinggroup.com. We also have 38 copyrights for our proprietary techniques in connection with our systems. We have eight patents under application in the PRC.

Competition

The consumer finance industry in China is highly competitive and we compete with other sizable consumer lending marketplaces with a focus on prime borrowers and mass affluent investors. We also compete with other financial products and companies that attract borrowers, investors, institutional funding partners or all.

With respect to borrowers, we compete directly with those marketplaces offering credit card balance transfer loans, including Kakadai, HuanBei, ShengBei and LaKaLa, and those offering high-credit-limit unsecured loans, including Ping An Puhui and Dashu. We also compete with traditional financial institutions, including credit card issuers, consumer finance business units in commercial banks and other consumer finance companies.

With respect to investors, we primarily compete with other online consumer finance marketplaces offering multiple types of investment products, wealth management centers and traditional banks in China. Our key competitors include Lufax and Yirendai.

As evidenced by our market leadership, we believe that we are able to compete effectively for borrowers, investors and institutional funding partners by leveraging our competitive advantages including our strategic positioning to target the prime borrower segment, comprehensive product offerings, superior user experience on our platforms, effectiveness of our risk management, the attractive return and investment confidence offered to investors, our partnership with ZhongAn and institutional funding partners, and the strength and reputation of our brands.

Insurance

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We also provide additional commercial medical insurance coverage for our key management. We do not maintain business interruption insurance, general third-party liability insurance, product liability insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations in China and in line with market practice.

Regulation

This section sets forth a summary of the most significant laws, rules and regulations that affect our business activities in the PRC or our shareholders’ rights to receive dividends and other distributions from us.

Regulations Relating to Foreign Investment

The Guidance Catalog of Industries for Foreign Investment (2017 revision), or the Catalog, which was promulgated jointly by the Ministry of Commerce of the PRC, or the MOFCOM, and the National Development and Reform Commission or the NDRC, on June 28, 2017 and entered into force on July 28, 2017. The Catalog divides industries into four categories in terms of foreign investment, which are “encouraged,” “restricted”, and “prohibited”, and all industries that are not listed under one of these categories are deemed to be “permitted.”

On June 28, 2018, the Ministry of Commerce and the National Development and Reform Commission promulgated the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2018 Version), or the Negative List, which replaced and abolished the Catalog regulating the access of foreign investors to China. Pursuant to the Negative List, foreign investors cannot conduct investment activities on the Negative List, and can only conduct investment activities that are listed in the Negative List but not classified as “prohibited” with certain shareholding requirements and approvals from competent authorities. Our businesses in China are mainly value-added telecommunications services (other than online retail and mobile commerce), which are, according to the Negative List, restricted for foreign investors.

On March 15, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, which will take effect on January 1, 2020 and replace the existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of this Law.

The Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other similar rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

Pursuant to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list.” Once an entity falls within the definition of foreign investment entity, it may be subject to foreign investment “restrictions” or “prohibitions” set forth in a “negative list” to be separately issued by the State Council later. If a foreign investment entity proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” it must go through a pre-approval process. Because the “negative list” has yet to be published, it is unclear whether it will differ from the Negative List.

Among others, the state guarantees that foreign invested enterprises participate in the formulation of standards in an equal manner and that foreign-invested enterprises participate in government procurement activities through fair competition in accordance with the law. Further, the state shall not expropriate any foreign investment except under special circumstances. In special circumstances, the state may levy or expropriate the investment of foreign investors in accordance with the law for the needs of the public interest. The expropriation and requisition shall be conducted in accordance with legal procedures and timely and reasonable compensation shall be given.

The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (2016 revision), which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, require foreign-invested value-added telecommunications enterprises in China to be established as Sino-foreign equity joint ventures with the foreign investors owning no more than 50% of the equity interests of such enterprise. In addition, the main foreign investor who invests in a foreign-invested value-added telecommunications enterprises operating the value-added telecommunications business in China must demonstrate a good track record and sound experience in operating a value-added telecommunications business, provided that qualified foreign investors must obtain prior approvals from the MIIT and the MOFCOM or their authorized local counterparts, for its commencement of value-added telecommunication business in China.

Circular of the Ministry of Industry and Information Technology on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business, or Circular 196, which was promulgated on June 19, 2015, provides that foreign investors are permitted to invest up to 100% of the registered capital in a foreign-invested telecommunication enterprise engaging in the operation of online data processing and transaction processing (E-commerce). However, foreign investors are only permitted to invest up to 50% of the registered capital in a foreign-invested telecommunication enterprise that engages in the operation of Internet information services. While Circular 196 permits foreign ownership, in whole or in part, of online data and deal processing businesses (E-commerce), a sub-set of value-added telecommunications services, it is not clear whether our marketplace lending platform will be deemed as online data and deal processing.

In July 2006, the MIIT issued the Notice on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Notice, pursuant to which, for foreign investor invest in telecommunications service business in China, a foreign-invested telecommunications enterprise must be established, and such enterprise must hold a telecommunications businesses operation license. Furthermore, under the MIIT Notice, domestic telecommunications enterprises may not rent, transfer or sell a telecommunications business operation license to foreign investors in any form, nor may they provide any resources, premises, facilities or other assistance in any form to foreign investors for their illegal operation of any telecommunications business in China. In addition, under the MIIT Notice, a foreign-invested value-added telecommunication service operator (or its shareholders) shall legally own the Internet domain names and registered trademarks used for its business operation.

Due to the above restrictions and requirements, we conduct our value-added telecommunications businesses through Shenzhen Yingzhongtong Financial Information Service Co., Ltd., one of the subsidiary of our consolidated VIEs.

Regulations Relating to Value-Added Telecommunication Services

The Telecommunications Regulations of the PRC, or the Telecommunications Regulations, promulgated by the State Council on September 25, 2000 and amended on July 29, 2014 and February 6, 2016, provide a regulatory framework for telecommunications services providers in the PRC. The Telecommunications Regulations require telecommunications services providers to obtain an operating license prior to the commencement of their operations. The Telecommunications Regulations distinguish “basic telecommunications services” from “value-added telecommunications services. The basic telecommunications services provider who provides public network infrastructure, public data transmission and basic voice communications services shall obtain a Basic Telecommunications Service Operating License, and the value-added service provider who provides telecommunications and information services provided through the public network infrastructure shall obtain a Value-added Telecommunications Service Operating License, or VATS License. A catalogue was issued as an attachment to the Telecommunications Regulations to categorize telecommunications services as either basic or value-added. The current catalogue, as most recently updated in December 2015, categorizes online information services as value-added telecommunications services.

On July 3, 2017, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, under which, a commercial operator of value-added telecommunications services must first obtain the VATS License, from the MIIT or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites may be ordered to close

On August 17, 2016, the China Banking Regulatory Commission, or the CBRC (one of the predecessors of the China Banking and Insurance Regulatory Commission), the MIIT, the Ministry of Public Security and the State Internet Information Office jointly issued the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measures. Pursuant to the Interim Measures, online lending information service providers shall apply for VATS License in accordance with relevant rules issued by competent telecommunication authority after completing the filing records to local financial regulators. However, the relevant implementation rules regarding such filing is yet to be issued therefore currently we are not able to make the necessary filing and then to apply for the VATS License. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We may be required to obtain additional value-added telecommunication business licenses”.

Regulations Relating to Online Lending Information Services

On July 18, 2015, the Guidelines on Promoting the Healthy Development of Online Finance Industry, or the Guidelines, were jointly promulgated by ten PRC regulatory agencies, including the PBOC, the MIIT and the CBRC. The Guidelines set out definition of online peer-to-peer lending as direct loans between individuals through an online platform, which is under the supervision of the CBRC, and governed by the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. Pursuant to the Guidelines, an online peer-to-peer lending information services provider shall specify its nature as an information intermediary that provides information services to facilitate the lending between borrowers and lenders, rather than offer credit enhancement services or engage in illegal fund-raising.

On April 13, 2016, the Notice on the Implementation Plan of the Special Rectification of Peer-to-peer Online Lending Risk, or the Notice, was issued by the China Bank Regulatory Commission, or the CBRC, which reiterated the requirements set out in the Guideline and further clarified the activities online peer-to-peer lending information service providers are prohibited to engage in.

The Interim Measures define online peer-to-peer lending as direct loans between peers, including nature persons, legal persons or organizations, through online platforms, which is in line with the definition of “online peer-to-peer lending” in the Guideline. Pursuant to the Interim Measures, companies engaged in the online lending information intermediary business shall only provide financial information services to borrowers and lenders for the purpose of facilitating their direct lending. Online lending information service providers shall complete registration with local financial regulatory authority and obtain appropriate telecommunication business license in accordance with relevant rules issued by competent telecommunication authority. The Interim Measures also require the online lending information service providers to substantially cover “online lending information intermediary” in its business scope filed with the local registration regulatory authority.

According to the Interim Measures, online lending information providers shall, depending on the risk management capability, set upper limits on the outstanding loan balance of a single borrower borrowed both on one online lending platform and across all online lending platforms. In the case of natural persons, the balance of loan borrowed on one online lending platform shall not exceed RMB200,000, and the aggregated balance of loan borrowed across all platforms shall not exceed RMB1 million; in the case of legal persons or organizations, the limit for the outstanding loan balance on one platform and across all platforms shall be RMB1 million and RMB5 million respectively.

The Interim Measures stipulate that online lending information service providers shall not directly or indirectly engage in certain prohibited actions, including but not limited to, (i) self-financing, (ii) accepting or gathering funds of lenders, (iii) providing any guarantee to lenders directly or in a disguised form, (iv) issuing financial products to raise fund or acting as an agent to sell financial products, (v) splitting or fractionalizing the term of any financing product, (vi) asset securitization, (vii) falsifying or exaggerating the truthfulness and earnings of financing products or concealing the defects and risks of financing products, (viii) extending loans.

With respect to the online lending information service providers established prior to the implementation of the Interim Measures, which have not been in full compliance with the applicable requirements of the Interim Measures, the competent local financial regulatory department provide a grace period of 12 months, within which such platforms shall rectify any violation against the Interim Measures and comply with all applicable requirements in the Interim Measures.

According to the Interim Measures, online lending information providers are subject to sanctions or penalties by local financial regulatory authorities or other competent authorities if found to be in violation of any applicable laws and regulations or relevant regulatory provisions relating to online lending information services. The sanctions and penalties include supervisory inquiry, regulatory warning, correction order, condemnation, credit record modification, fine up to RMB30,000, and criminal liabilities where applicable.

On November 30, 2016, the CBRC, the MIIT and State Administration for Industry and Commerce, or the SAIC, jointly issued the Guidance on the Administration of Registration of Online Lending Information Intermediaries, or the Registration Guidelines, which provides the general filing rules for online lending intermediaries, and delegates the filing authority to local financial authorities. The Registration Guidelines, sets forth that online lending intermediaries are approved locally. Under the general filing procedures for online lending intermediaries, before an filing application is submitted to local financial regulators, the online lending intermediaries may be required to: (i) rectify any breach of applicable regulations as required by local financial regulators; and (ii) apply to the Industry and Commerce Administration Department to amend or register such entity’s the business scope.

The CBRC also authorizes local financial regulators to make detailed implementation rules regarding filing procedures. However, relevant local financial regulators are also in the process of making such implementation rules, which may require us to complete filing records under such future requirements within a grace period.

On February 22, 2017, the CBRC released the Guidelines on Online Lending Funds Custodian Business, or the Custodian Guidelines, which set out requirements on the fund custodian services for online lending information intermediaries. The Custodian Guidelines define custodian as commercial banks qualified for providing depositary services for online lending information providers and specify the criteria for qualification. Pursuant to the Custodian Guideline, an online lending information service provider may only enter into fund depositary agreement with one custodian for the funds of lenders and borrowers held by it, and shall segregate the funds of lenders, borrowers and the proprietary funds of online lending information service providers in separate accounts. For any online lending information service providers and custodian operating prior to the implementation of the Custodian Guideline, which are not in full compliance with the Custodian Guidelines, they are required to rectify any violation of the Custodian Guideline within a six-month grace period starting from the issuance of the Custodian Guideline.

On August 23, 2017, the CBRC further issued the Guidelines on Information Disclosure of the Business Activities of Online Lending Information Intermediaries, or the Disclosure Guidelines, which clarified the disclosure obligation of online lending information service providers. Pursuant to the Disclosure Guidelines, online lending information service providers shall set a special column of information disclosure on the eye-catching locations of its official website and all other available internet channels, such as mobile applications and WeChat official accounts to disclose certain information, including, among other things (i) basic information of the online lending information service provider, such as its registration information, organization information, and financial data; (ii) transaction related information, such as the total notional and number of transactions matched through the online lending information platform; and (iii) any event that could result in a material adverse effect on the operations of online lending information providers. The Disclosure Guidelines also require online lending information service providers to record all the disclosed information and retain such information for no less than five years from the date of the disclosure. For any online lending information service providers are not in full compliance with the Disclosure Guidelines, they are required to rectify any violation of the Custodian Guideline within a six-month grace period upon issuance of the Disclosure Guideline.

On July 3, 2017, Financial Development and Service Office of the People’s Government of Shenzhen published a discussion draft on the proposed Administrative Measures on the Registration of Shenzhen based Online Lending Information Intermediary, or the Proposed Administrative Measures, for public review and comments. The Proposed Administrative Measures set out detailed requirements and procedures for the registration of online lending information service providers, which, including, among others, to require the online lending information providers to implement robust network security protection system, select a qualified commercial bank that has a branch in Shenzhen as its fund custodian institution and opened the custodian accounts for online lending in its Shenzhen branch, and employ at least three senior executives with more than five years’ experience in the financial industry holding bachelor degrees or above. The public review and comments for the Proposed Administrative Measures has now concluded, but it is still uncertain when the draft will become effective and whether the definitive version would have substantial changes from the draft.

On December 1, 2017, the Notice on Rectification of Cash Loan Business, or Circular 141, was promulgated by the Head Office for Special Rectification of Online Finance Risk and the Head Office for Special Rectification of Peer-to-Peer Online Lending. In accordance with Circular 141, cash loan, which is characterized by the lack of specific scenes, designated purposes, targeted users and mortgage may be inspected and rectified. Circular 141 further specifies that the overall cost of loan, including among others, the loan interest and other forms of fees, charged by the institutions shall be subject to the restrictions on interest rates as specified in applicable rules on private lending. In addition, Circular 141 provides that banking financial institutions shall not receive credit enhancement services offered by any third party that lacks qualifications to provide guarantee, and shall ensure such third party not to charge fees from borrowers.

Moreover, pursuant to Circular 141, an online lending information provider shall not (i) provide online lending intermediary services for the lending whose interest rate violates the regulatory requirement, (ii) deduct the interest, service fee, administrative fee and deposit from a loan principal in advance, or set high overdue interest, overdue fine payment or default interest; (iii) outsource core business such as user information collection, information screening, credit assessment, and account opening to any third party; (iv) assist the banking financial institutions to participate in peer-to-peer online lending; (v) assist to match the loans for students or any borrower unable to repay; (vi) provide online lending intermediary services for loans used for purchasing real property, or any loan without specific usage of funds.

On December 8, 2017, the Head Office for Special Rectification of Peer-to-Peer Online Lending issued the Notice on the Special Rectification and Inspection of Risk of Online Lending Intermediaries, or Circular 57, providing further clarification on several matters in connection with the rectification and registration of online lending information intermediaries, including, among other things:

Requirements to qualify for registration. Circular 57 sets forth certain requirements for online lending intermediary to qualify for the registration, including, among others, an online lending intermediary (i) shall cease conducting any thirteen prohibited actions regulated in the Interim Measures or exceeding the individual lending amount upper limit as stipulated in the Interim Measures after August 24, 2016, and shall fully eliminate the outstanding balance of such non-compliance products offered before August 24, 2016; (ii) shall cease offering the down payment loan for purchasing real property, campus loan or cash loan, and gradually reduce the outstanding balance of the abovementioned loan within certain timetable; and (iii) set up custody accounts with qualified banks that have passed certain testing and evaluation procedures run by the Head Office for Special Rectification of Peer-to-Peer Online Lending to hold user funds. For the online lending intermediaries that are unable to accomplish the rectification and registration but are continuing to participate in the online lending business, the relevant authorities shall subject such online lending intermediaries to administrative sanctions, including but not limited to revoking the operation license for telecommunication service, shutting down the websites, ceasing the entire business and forbidding the financial institutions to provide any financial service to such online lending intermediaries.

Requirements relating to the timing of the registration. The local governmental authorities shall complete inspection and registration with the following timetable: (i) completion of registration for major online lending information intermediaries by the end of April 2018; (ii) with respect to online lending information intermediaries with substantial outstanding balance of those loans prohibited under the relevant laws and regulations and difficulties to timely eliminate all those balance, the full elimination of such balance and registration shall be completed by the end of May 2018; (iii) with respect to those online lending information intermediaries with complex and extraordinary circumstances and substantial difficulties to complete rectification, the ‘relevant work’ shall be completed by the end of June 2018.

Requirements relating to the transfer of creditor’s rights. The low-frequency transfer of creditor’s rights among lenders shall be regarded as legitimate, while transfer of creditor’s rights by means of, (i) quasi-asset securitization services or in form of packaged assets, securitized assets, trust assets or fund shares, (ii) “super-lender” mode where the executives or related parties of the online lending intermediary enter into a loan agreement with a borrower, and then transfer the creditor’s rights of such loan to the actual lender through online lending platform; (iii) connecting with the current and regular financial products, shall be deemed as illegal.

In August 2018, the Notice on Conducting Compliance Inspections of Online Lending Intermediaries, or the Inspection Notice, and the Compliance Checklist of Online Lending Information Intermediaries, or the Compliance Checklist, were promulgated by the Head Office for Special Rectification of Peer-to-Peer Online Lending, on the basis of Interim Measures, Custodian Guidelines, Disclosure Guidelines, Circular 141 and Circular 57. According to the Inspection Notice, the compliance inspection, which consists of self-inspection conducted by online lending information intermediaries, inspection conducted by local and national Internet Finance Associations, and verification conducted by the local online lending rectification office, shall be completed by the end of December 2018. The online lending information intermediaries that are in compliance with the applicable rules and regulations could be granted access to the information disclosure system and the product registration system, and subject to certain conditions, such online lending information intermediaries are allowed to submit the filing applications.

The Compliance Checklist sets forth 108 inspection items. The main focuses of the compliance inspection under the Inspection Notice and the Compliance Checklist are, including among others, whether the online lending information intermediaries (1) conduct any business other than the information intermediary business, such as the credit intermediary business, (2) form any capital pool, or advance any funds to users; (3) finance for themselves directly or indirectly; (4) provide guarantee to lenders or promise full repayment of principal and interest; (5) provide promise of guaranteed redemption; (6) conduct risk evaluation of lenders and categorize lenders; (7) fully disclose risk information of the borrowers to the lenders; (8) strictly follow the principle of spreading money across small amount loans; (9) raise funds by offering wealth management products on their own or through their affiliates; (10) attract investors or lenders by means of high profits or other methods. However, the specific standards and procedures for the access to the information disclosure system and the product registration system and the application procedures of P2P registration will be subject to further notice.

In December 2018, the relevant PRC regulatory authorities of the P2P lending industry issued the Circular on Making Efforts to Prevent Risk and Classify Online Lending Institutions (“Circular 175”), in which the regulatory authorities, for the first time, classified the online P2P lending marketplaces into six categories: (i) marketplaces on which investors are not fully repaid or that are otherwise unable to operate their businesses and under investigation of the public security department, (ii) marketplaces that have been unable to operate their businesses but are not under investigation of the public security department, (iii) shell companies with zero loan balance or loan origination for more than three months and marketplaces that no longer facilitate loan application and investment, or are otherwise not in operation, (iv) small-scale marketplaces, (v) marketplaces with high risks, and (vi) Normal Marketplaces. Pursuant to Circular 175, the scope of the rectification of online lending institution shall be limited to institutions which have entered into to the Data Submission System of Online Security Centre, and any institutions out of this scope shall be treated as illegal fund raising. We submitted our application materials for the P2P registration, to the Shenzhen Financial Services Office, our competent authority, in April 2018, and we has entered into the Data Submission System of Online Security Centre since November 2018. According to Circular 175, for the institutions in the Data Submission System of Online Security Centre, only Normal Marketplaces are allowed to continue to operate in the P2P lending industry. As of the date of this annual report, we have not received any notice that we have been classified as high-risk characteristics and we do not believe we do not believe we would fall into categories (i) to (v) above. Although Circular 175 does not require Normal Marketplaces to exit the industry or shut down and imposes minimum restrictions, such as control the existing size and number of investors, on Normal Marketplaces, we may be encouraged by PRC government authorities to convert into other types of online financing institutions such as online small loan companies or loan facilitation platforms, and we have already started taking various measures, such as expanding cooperation with institutional partners, in order to reduce the adverse impact on our business volume. If we were encouraged or required to change the type of business we operate, our business, financial condition and results of operation might be materially and adversely affected. However, due to the un-clarification of Circular 175, there is a risk that applicable regulatory authorities interpret the regulations differently than we do. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—The regulatory regime governing the online consumer finance industry in China is developing and subject to changes in applicable laws and regulations. If we fail to comply with existing and future applicable laws or regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.”

Requirements relating to risk reserve funds. The online lending information intermediaries shall cease setting aside additional fund as risk reserve funds, and shall gradually reduce the existing scale of risk reserve funds. In addition, the online lending information intermediaries are encouraged to seek third parties to provide guarantee to lenders.

We have taken considerable measures to comply with the Interim Measures, the Custodian Guidelines, Circular 141, Circular 57, the Inspection Notice, the Compliance Checklist and other laws and regulations applicable to our business operations. For example, we have selected qualified banks to deposit the funds of lenders and borrowers and manage our own funds separately from the funds of lenders and borrowers, enhanced the risk disclosures of online lending on our platform, and set up systematic rules on cooperating with business partners to realize the isolation of risks. However, given that detailed regulations and guidance in the area of online lending information services are yet to be promulgated, we cannot be certain that our existing practices would not be deemed to violate any existing or future rules, laws and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—The regulatory regime governing the online consumer finance industry in China is developing and subject to changes in applicable laws and regulations. If we fail to comply with existing and future applicable laws or regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.”

Regulation Relating to Money Market Funds

According to the Administrative Measures on Supervision of Money Market Funds issued by the CSRC and the PBOC on December 17, 2015 and became effective on February 1, 2016, a fund manager or fund sales institution shall not carry out the sales of money market funds in cooperation with any internet institution or other institution engaged in the promotion or the sale, subscription or redemption of units of funds or other relevant business without adequate qualification for fund sales business registered with the CSRC.

The money market products we facilitated on Xiaoying Wealth Management platform are provided by certain qualified business partners of us pursuant to the Administrative Measures on Supervision of Money Market Funds, and we do not carry out any of the sale, subscription or redemption of any money market products on our Xiaoying Wealth Management platform by ourselves. Thus, we believe we are not subject to the above mentioned regulations in China.

Regulations Relating to Loans between Individuals

The PRC Contract Law confirms the validity of loan agreement between individuals and provides that a loan agreement becomes effective when an individual lender provides loan to an individual borrower provided that the interest rates charged under the loan agreement do not violate the applicable provisions of the PRC laws and regulations.

Pursuant to the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court on August 6, 2015, or the Private Lending Judicial Interpretations, which came into force on September 1, 2015, in the event that loans are made through an online lending information intermediary platform and the platform only provides intermediary services, courts shall dismiss any claim concerned against the platform demanding the repayment of loans by the platform as a guarantor.

Pursuant further to the PRC Private Lending Judicial Interpretations, PRC courts shall uphold any interest rate below 24% as agreed between borrowers and lenders; as to the loans with annual interest rate between 24% and 36%, if the interest rate has been paid to the lender, so long as the interest payment does not damage or pose any threat to the state, the community or any third party, PRC courts will not support borrower’s request for the return of the excess interest payment; if the annual interest rate agreed exceeds 36%, the agreement on the excess part of the interest shall be invalid, and PRC courts shall support any claim against the return of the excess part of the interest payment.

On August 4, 2017, the Supreme People’s Court issued the Several Opinions on Further Strengthening the Judicial Work in the Finance Sector, according to which if an online lending information intermediary and a lender attempt to evade the upper limit to the legally protected interest by charging part of interest rate as intermediary fees or other service fees, such arrangements shall be deemed as invalid. In addition, PRC courts shall support the borrower’s claim to reduce the overall annual interest rate to 24%, on the basis that the aggregate amount of interest, compound interest, default interest, liquidated damages and other fees claimed by the lender is overly high.

Apart from the above, pursuant to the PRC Contract Law, a creditor’s rights under a loan agreement is assignable to a third party, provided that the debtor is notified before such assignment takes effect for the debtor. Upon due assignment of the creditor’s rights, the assignee is entitled to the creditor’s rights and the debtor must perform the relevant obligations under the agreement for the benefit of the assignee.

Regulations Relating to Guarantee

On March 8, 2010, CBRC, NDRC, MIIT, MOFCOM, PBOC, SAIC and Ministry of Finance of PRC promulgated the Tentative Administrative Measures for Financing Guarantee Companies, or the Tentative Administrative Measure. The Tentative Administrative Measures require an entity or individual to obtain a prior approval from the relevant regulatory body to engage in the financing guarantee business, and defines “financing guarantee” as an activity whereby the guarantor and the creditor, such as a financial institution in the banking sector, agree that the guarantor shall bear the guarantee obligations in the event that the secured party fails to perform its financing debt owed to the creditor.

On August 2, 2017, the State Council issued Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules. The Financing Guarantee Rules defines financing guarantee as activities whereby guarantors provide guarantee for the borrowing of funds, issuance of bonds and other debt financing activities of the guaranteed parties, and financing guarantee companies refer to limited liability companies or companies limited by shares that are duly established and engage in financing guarantee business. Pursuant to the Financing Guarantee Rules, the establishment of a financing guarantee company shall be subject to the approval of the relevant regulatory authority. In the event that a company commences financing guarantee business without first obtaining relevant approval, the company will be ordered by the regulatory authority to cease financing guarantee business, be imposed a fine from RMB 500,000 up to RMB 1,000,000, have its illegal gains confiscated, and be investigated for criminal liabilities.

We might be deemed as providing guarantee on some of the loans formed offline between institutional funding partners and the borrowers. However, given the lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Rules is unclear, we cannot be certain that our existing practices will not be determined to violate any existing or future rules, laws and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We may be deemed to operate financing guarantee business by the PRC regulatory authorities.”

Regulations Relating to Anti-Money Laundering

The PRC Anti-Money Laundering Law, which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information, and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-Money Laundering Law, financial institutions subject to the PRC Anti-Money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions. However, the State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations.

The Guidelines jointly released by ten PRC regulatory agencies in July 2015, purport, among other things, to require Internet finance service providers to comply with certain anti-money laundering requirements, including the establishment of a user identification program, the monitoring and reporting of suspicious transactions, the preservation of user information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementing rules to further specify the anti-money laundering obligations of Internet finance service providers.

Pursuant to the Interim Measures, an online lending intermediary shall perform the anti-money laundering obligations by verifying client identity, reporting suspicious transactions, keeping identity data and transaction records, etc. In addition, the Custodian Guidelines requires that the anti-money laundering obligation be included in the fund custodian agreements between an online lending intermediary and the commercial bank acting as the depositary, and the online lending intermediary shall fulfill and cooperate with depositary to fulfill anti-money laundering obligations. The Measures for the Anti-money Laundering and Anti-terrorist Finance of Internet Finance, promulgated on October10, 2018, further specified that, any Internet finance instutitions (including online lending intermediary) incorporated upon approval or upon record-filing by applicable regulatory authority, shall report any forms of cash receipts and payments whose transaction value reaches or exceeds RMB 50,000 or foreign currency equivalent of USD 10,000 on a per-transaction or cumulative basis on a given day, within five working days from the date when such transaction takes place.

We have adopted and implemented various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. However, our policies and procedures may not be completely effective in preventing other parties from using us for money laundering without our knowledge. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Any failure by us, institutional funding partners payment service providers or funds custody banks to comply with applicable anti-money laundering and anti-terrorist financing laws and regulations could damage our reputation, expose us to significant penalties, and decrease our revenues and profitability.”

Regulations Relating to Illegal Fund-Raising

Raising funds by entities or individuals from the general public must be conducted in strict compliance with applicable PRC laws and regulations to avoid administrative and criminal liabilities. The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations promulgated by the State Council in July 1998 amended in January 2011, and the Notice on Relevant Issues Concerning the Penalty on Illegal Fund-Raising issued by the General Office of the State Council in July 2007 explicitly prohibit illegal public fund-raising. The main features of illegal public fund-raising include: (i) illegally soliciting and raising funds from the general public by means of issuing stocks, bonds, lotteries or other securities without obtaining the approval of relevant authorities, (ii) promising a return of interest or profits or investment returns in cash, properties or other forms within a specified period of time, and (iii) using a legitimate form to disguise the unlawful purpose.

To further clarify the criminal charges and punishments relating to illegal public fund-raising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, or the Illegal Fund-Raising Judicial Interpretations, which came into force in January 2011. The Illegal Fund-Raising Judicial Interpretations provide that a public fund-raising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law, if it meets all the following four criteria: (i) the fund-raising has not been approved by the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fundraising employs general solicitation or advertising such as social media, promotion meetings, leafleting and short message service, or SMS, advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, property in kind and other forms; and (iv) the fund-raising targets the general public as opposed to specific individuals. Pursuant to the Illegal Fund-Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB1,000,000, (ii) with over 150 fund-raising targets involved, or (iii) with the direct economic loss caused to fund-raising targets exceeding RMB500,000, or (iv) the illegal fund-raising activities have caused baneful influences to the public or have led to other severe consequences. An individual offender is also subject to criminal liabilities but with lower thresholds.

In addition, an individual or an entity who has aided in illegal fund-raising from the general public and charges fees, including but not limited to agent fees, rewards, rebates and commission, would constitute an accomplice of the crime of illegal fund-raising. In accordance with the Opinions of the Supreme People’s Court, the Supreme People’s Procurator and the Ministry of Public Security on Several Issues concerning the Application of Law in the Illegal Fund-Raising Criminal Cases, administrative proceedings for determining the nature of illegal fund-raising activities is not a prerequisite procedure for the initiation of criminal proceeding concerning the crime of illegal fund-raising, and the administrative departments’ failure in determining the nature of illegal fund-raising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fund-raising.

We have taken measures to avoid conducting any activities that are prohibited under the illegal-funding related laws and regulations. For example, we managed the funds of lenders, borrowers and the proprietary funds of us in separate accounts by entering into fund depositary agreement with a qualified bank.

Regulations on Mobile Internet Applications Information Services

Mobile Internet applications and the Internet application store are especially regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, which was promulgated by the Cyberspace Administration of China or the CAC on June 28, 2016 and entered into force on August 1, 2016. The APP Provisions regulate the APP information and the APP store service providers, and the CAC and local offices of cyberspace administration are responsible for the supervision and administration of nationwide or local APP information respectively.

The APP information service providers shall acquire relevant qualifications in accordance with laws and regulations and fulfil the information security management obligations as follows: (1) shall authenticate the identity information of the registered users including their mobile telephone number and other identity information under the principle that mandatory real name registration at the back-office end, and voluntary real name display at the front-office end; (2) shall establish and perfect the mechanism for the protection of users’ information, and follow the principle of legality, rightfulness and necessity, indicate expressly the purpose, method and scope of collection and use and obtain the consent of users while collecting and using users’ personal information; (3) shall establish and perfect the mechanism for the examination and management of information content, and in terms of any information content released that violates laws or regulations, take such measures as warning, restricting the functions, suspending the update and closing the accounts as the case may be, keep relevant records and report the same to relevant competent authorities; (4) shall safeguard users’ right to know and to make choices when users are installing or using such applications, and shall neither start such functions as collecting the information of users’ positions, accessing users’ contacts, turning on the camera and recording the sound, or any other function irrelevant to the services, nor forcefully install any other irrelevant applications without prior consent of users when noticed expressly; (5) shall respect and protect the intellectual properties and shall neither produce nor release any application that infringes others’ intellectual properties; and (6) shall record the users’ log information and keep the same for 60 days.

We have established necessary mechanisms and adopted data encryption and protection technology in our mobile application to ensure the collection, protection and storage of user information are in compliance with the requirements of the APP Provisions in all material aspects.

Regulations on Internet Information Security

In 1997, the Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

Internet information in China is regulated and restricted from a national security standpoint. The Standing Committee of the National People’s Congress, or the SCNPC, has enacted the Decisions on Maintaining Internet Security on December 28, 2000 and further amended on August 27, 2009, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights.

The PRC Cybersecurity Law was promulgated by the SCNPC on November 7, 2016 and became effective on June 1, 2017. Under this regulation, network operators, including online lending information service providers, shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services, and take all necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

We have, in accordance with relevant provisions on network security of the PRC, established necessary mechanisms to protect information security, including, among others, adopting necessary network security protection technologies such as anti-virus firewalls, intrusion detection and data encryption, keeping record of network logs, and implementing information classification framework.

Regulations on Privacy Protection

The Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011, provide that, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of a user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, online lending service providers must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes.

The Guidelines jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require Internet finance service providers to improve technology security standards, and safeguard user and transaction information. The Guidelines also prohibit Internet finance service providers from illegally selling or disclosing users’ personal information. Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC in August 2015, which became effective in November 2015, any Internet service provider that fails to fulfill the obligations related to Internet information security administration as required by applicable laws and refuses to rectify upon orders is subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information is subject to criminal penalty in severe situation.

Furthermore, the Interim Measures require online lending information service providers to reinforce the management of lenders’ and borrowers’ information, so as to ensure the legitimacy and security regarding the collection, processing and use of lenders’ and borrowers’ information. Also, online lending information service providers should keep confidential the lenders’ and borrowers’ information collected in the course of their business, and should not use such information for any other purpose except for services they provide without approval of lenders or borrowers.

We have obtained consent from users to collect and use their personal information in providing consumer finance service. While we have taken measures to protect the personal information that we have access to, our security measures could be breached resulting in the leak of such confidential personal information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—If we are unable to protect the confidential information of our users and adapt to the relevant regulatory framework regarding protection of such information, our business and operations may be adversely affected.”

Regulations Related to Intellectual Property

The SCNPC and the State Council have promulgated comprehensive laws and regulations to protect trademarks. The Trademark Law of the PRC (2013 revision), or the PRC Trademark Law, promulgated on August 23, 1982 and subsequently amended on February 22, 1993, October 27, 2001 and August 30, 2013 respectively and the Implementation Regulation of the PRC Trademark Law (2014 revision) issued by the State Council on August 3, 2002 and amended on April 29, 2014 are the main regulations protecting registered trademarks. The Trademark Office under the State Administration of Industry and Commerce administrates the registration of trademarks on a “first-to-file” basis, and grants a term of ten years to registered trademarks.

The PRC Copyright Law, adopted in 1990 and revised in 2001, 2010 respectively, with its implementation rules adopted on August 8, 2002 and revised in 2011 and 2013 respectively, and the Regulations for the Protection of Computer Software as promulgated on December 20, 2001 and amended in 2011 and 2013 provide protection for copyright of computer software in the PRC. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the National Copyright Administration Center or its local branches to obtain software copyright registration certificates.

The MIIT, promulgated the Administrative Measures on Internet Domain Name, or the Domain Name Measure on August 24, 2017 to protect domain names. According to the Domain Name Measures, domain name applicants are required to duly register their domain names with domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

We have adopted necessary mechanisms to register, maintain and enforce intellectual property rights in China. However, we cannot assure you that we can prevent our intellectual property from all the unauthorized use by any third party, neither can we promise that none of our intellectual property rights would be challenged any third party. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position.”

Regulations Related to Employment

The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may constitute criminal offences.

On December 28, 2012, the PRC Labor Contract Law was amended with effect on July 1, 2013 to impose more stringent requirements on labor dispatch. Under such law, dispatched workers are entitled to pay equal to that of full-time employees for equal work, but the number of dispatched workers that an employer hires may not exceed a certain percentage of its total number of employees as determined by the Ministry of Human Resources and Social Security. Additionally, dispatched workers are only permitted to engage in temporary, auxiliary or substitute work. According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, the number of dispatched workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched workers). The Interim Provisions on Labor Dispatch require employers not in compliance with the PRC Labor Contract Law in this regard to reduce the number of its dispatched workers to below 10% of the total number of its employees prior to March 1, 2016.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. The enterprise may be ordered to pay the full amount within a deadline if it fails to make adequate contributions to various employee benefit plans and may be subject to fines and other administrative sanctions.

Regulations Relating to Foreign Exchange

Regulations on Foreign Currency Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and last amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange, or the SAFE, and other relevant PRC government authorities, payment of current account items in foreign currencies, such as trade and service payments, payment of interest and dividends can be made without prior approval from SAFE by following the appropriate procedural requirements. By contrast, the conversion of RMB into foreign currencies and remittance of the converted foreign currency outside the PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires prior approval from SAFE or its local office.

On February 13, 2015, SAFE promulgated the Circular on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular No. 13, effective from June 1, 2015, which cancels the requirement for obtaining approvals of foreign exchange registration of foreign direct investment and overseas direct investment from SAFE. The application for the registration of foreign exchange for the purpose of foreign direct investment and overseas direct investment may be filed with qualified banks, which, under the supervision of SAFE, may review the application and process the registration.

The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Circular No. 19, was promulgated on March 30, 2015 and became effective on June 1, 2015. According to the SAFE Circular No. 19, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank) at the place of registration. The Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, the SAFE Circular No. 16 was promulgated and became effective on June 9, 2016. According to the SAFE Circular No. 16, enterprises registered in PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. The SAFE Circular No. 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self—discretionary basis, which applies to all enterprises registered in the PRC. The SAFE Circular No. 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investment with the exception of bank financial products that can guarantee the principal within the PRC unless otherwise specifically provided. Besides, the converted Renminbi shall not be used to make loans for related enterprises unless it is within the business scope or to build or to purchase any real estate that is not for the enterprise own use with the exception for the real estate enterprise.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular No. 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or the SAFE Circular 37, which became effective in July 2014, to replace the Circular of the State Administration of Foreign Exchange on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Roundtrip Investments by Domestic Residents through Offshore Special Purpose Vehicles, or the SAFE Circular 75 to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. SAFE Circular 37 defines a SPV as an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” is defined as direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 stipulates that, prior to making contributions into an SPV, PRC residents or entities be required to complete foreign exchange registration with SAFE or its local branch. In addition, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which amended SAFE Circular 37 and became effective on June 1, 2015, requiring PRC residents or entities to register with qualified banks rather than SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary or limit our PRC subsidiary’s ability to increase their registered capital or distribute profits.”

Regulations Relating to Stock Incentive Plans

SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the Stock Incentive Plan Notice, in February 2012, replacing the previous rules issued by SAFE in March 2007. Pursuant to the Stock Incentive Plan Notice and other relevant rules and regulations, PRC residents participating in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and follow certain other procedures. Participants of a stock incentive plan who are PRC residents must conduct the SAFE registration and other procedures with respect to the stock incentive plan through a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution appointed by the PRC subsidiary. In addition, the PRC agent is required to update the relevant SAFE registration should there be any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee stock options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee stock options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents prior to distribution to such PRC residents.

We have adopted a share incentive plan, under which we have the discretion to award incentives and rewards to eligible participants. See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.” We have advised the recipients of awards under our Share Incentive Plan to handle relevant foreign exchange matters in accordance with the Stock Incentive Plan Notice. However, we cannot guarantee that all employee awarded equity-based incentives can successfully register with SAFE in full compliance with the Stock Incentive Plan Notice. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—Any failure to comply with PRC regulations regarding employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

Regulations Relating to Dividend Distribution

Distribution of dividends of foreign investment enterprises are mainly governed by the Foreign Investment Enterprise Law, issued in 1986 and amended in 2000 and 2016 respectively, and the Implementation Rules under the Foreign Investment Enterprise Law, issued in 1990 and amended in 2001 and 2014 respectively. Under these regulations, foreign investment enterprises in the PRC may distribute dividends only out of their accumulative profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, no less than 10% of the accumulated profits of the foreign investment enterprises in the PRC are required to be allocated to fund certain reserve funds each year unless these reserves have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from previous fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from Xiaoying (Beijing) Information Technology Co., Ltd., which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. Limitation on the ability of our consolidated VIEs to make remittance to the wholly-foreign owned enterprise and on the ability of our wholly-foreign owned enterprise to pay dividends to us could limit our ability to access cash generated by the operations of those entities. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.”

Regulations Related to Taxation

Dividend Withholding Tax

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law which became effective on January 1, 2008 and amended on February 24, 2017. According to Enterprise Income Tax Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, issued on January 29, 2008 and supplemented and revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which became effective on December 8, 2006 and applicable to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in the PRC, such withholding tax rate may be lowered to 5% if a Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a PRC subsidiary by PRC tax authorities and holds at least 25% of the equity interest in that particular PRC subsidiary at all times within the 12-month period immediately prior to the distribution of the dividends. Furthermore, pursuant to the Announcement on Issues concerning “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the SAT, when determining the status of “beneficial owners”, a comprehensive analysis may be conducted through materials such as articles of association, financial statements, records of capital flows, minutes of board of directors, resolutions of board of directors, allocation of manpower and material resources, the relevant expenses, functions and risk assumption, loan contracts, royalty contracts or transfer contracts, patent registration certificates and copyright certificates, etc. However, even if an applicant has the status as a “beneficiary owner”, if the competent tax authority finds necessity to apply the principal purpose test clause in the tax treaties or the general anti-tax avoidance rules stipulated in domestic tax laws, the general anti-tax avoidance provisions shall apply.

Enterprise Income Tax

In December 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, or the Implementing Rules, which became effective on January 1, 2008. The Enterprise Income Tax Law and its relevant Implementing Rules (i) impose a uniform 25% enterprise income tax rate, which is applicable to both foreign invested enterprises and domestic enterprises (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules and (iii) introduces new tax incentives, subject to various qualification criteria.

The Enterprise Income Tax Law also provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the production and operations, personnel, accounts and properties of an enterprise. If an enterprise organized under the laws of jurisdiction outside China is considered a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, it would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. Second, a 10% withholding tax would be imposed on dividends it pays to its non-PRC enterprise shareholders and with respect to gains derived by its non-PRC enterprise shareholders from transfer of its shares.

On October 17, 2017, the State Administration of Taxation issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or the Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, on December 10, 2009, and partially replaced and supplemented rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or the Bulletin 7, issued by the State Administration of Taxation, on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within 7 days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—We and our existing shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.”

Value-Added Tax

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the Pilot Plan. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax. Pursuant to the Pilot Plan and the relevant notice, VAT at a rate of 6% is generally imposed, on a nationwide basis, on the revenue generated from the provision of service in lieu of business tax in the modern service industries. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

4.C.         Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report. It omits certain entities that are immaterial to our results of operations, business and financial condition and also omits certain trusts we consolidate (see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Critical Accounting Policies, Judgments and Estimates, Consolidated Trusts”). The relationships between, on the one hand, each of Beijing Ying Zhong Tong, Shenzhen Tangren, and Shenzhen Xiaoying, and on the other, Beijing WFOE as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership.

(1) In December 2017, Beijing WFOE acquired 100% of the equity interest held by Shenzhen Xiaoying in Shenzhen Xiaoying Puhui Technology Co., Ltd. and Shenzhen Xiaoying Information Technology Co., Ltd.

(2) Mr. Yue (Justin) Tang, Mr. Baoguo Zhu and entities controlled by Mr. Yue (Justin) Tang, holds 42.9838%, 11.3381% and 45.6781% of equity interest in Shenzhen Xiaoying, respectively.

(3) Xi’an Bailu holds 100% equity interest in Shenzhen Tangren.

(4) Mr. Yue (Justin) Tang and Mr. Baoguo Zhu holds 88.6619% and 11.3381% of the equity interest in Beijing Ying Zhong Tong, respectively.

Contractual Arrangements with Consolidated VIEs and Their Shareholders

Due to PRC legal restrictions on foreign ownership and investment in, among other areas, valued-added telecommunications and financial services we, similar to all other entities with foreign incorporated holding company structures operating in our industry in China, currently conduct these activities mainly through our VIEs and its subsidiaries over which we exercise effective control through contractual arrangements among our VIEs and its shareholders.

The contractual arrangements allow us to:

•                  exercise effective control over our VIEs;

•                  receive substantially all of the economic benefits of our VIEs; and

•                  have an exclusive call option to purchase all or part of the equity interest in and/or assets of our VIEs when and to the extent permitted by laws.

As a result of these contractual arrangements, we are the primary beneficiary of the VIEs and their subsidiaries and, therefore, have consolidated the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

In the opinion of CM Law Firm, our PRC counsel:

•                  the ownership structure of the VIEs currently are in compliance with PRC laws or regulations currently in effect; and

•                  the contractual arrangements among the VIEs and the shareholders of the VIEs, governed by PRC law currently are valid and binding under PRC law, and will not result in any violation of applicable PRC laws or regulations currently in effect, except that the pledge in Shenzhen Tangren, which holds a financial guarantee license, would not be deemed validly created until it is registered with the competent administration of industry and commerce, and we may not be able to register the pledge in Shenzhen Tangren, in which case we must rely on the equity pledge agreement to enforce the pledge.

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiaries, the VIEs and the shareholder(s) of the VIEs and their spouses.

Agreements that provide us with effective control over the VIEs

Shareholders’ Voting Rights Proxy Agreements.     Pursuant to the Shareholders’ Voting Right Proxy Agreements among Beijing WFOE, each of the VIEs and the shareholders of each of the VIEs. These shareholders irrevocably authorize Beijing WFOE or any person(s) designated by Beijing WFOE to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of the VIEs, including, but not limited to, the right to convene shareholders’ meetings, vote and sign any resolution as a shareholder, appoint directors and other senior executives to be appointed and removed by the shareholder, the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder, and other shareholders voting rights permitted by the Articles of Association of each VIE. The power of attorney will remain in force for ten years. Unless a thirty-day notice is given by Beijing WFOE, these agreements shall be automatically renewed for another one year upon the expiration.

Spousal Consent Letters.     Spouse of each individual shareholder of each of the VIEs has each signed a spousal consent letter. Under the spousal consent letters, each signing spouse unconditionally and irrevocably gives up his or her rights to such shares and any associated economic rights or interests to which he or she may be entitled pursuant to applicable laws and undertakes not to make any assertion of rights to such shares and the underlying assets. Each signing spouse agrees and undertakes that he or she will take all necessary actions to ensure the proper perform of the contractual arrangements, and will be bound by the contractual arrangements in case he or she obtains any equity of the VIEs due to any reason.

Equity Pledge Agreements.     Pursuant to the Equity Pledge Agreements among Beijing WFOE, each of the VIEs and the shareholders of each of the VIEs, those shareholders have pledged 100% equity interest in the VIEs to Beijing WFOE to guarantee the performance by the VIEs and its shareholders of their obligations under the Shareholders’ Voting Rights Proxy Agreements, the Equity Pledge Agreements and the Exclusive Business Corporation Agreements. If the VIEs or those shareholders breach their contractual obligations under these agreements, Beijing WFOE, as pledgee, will have the right to dispose of the pledged equity interests in the VIEs and will have priority in receiving the proceeds from such disposal. Those shareholders also agree that, unless the contractual obligations as defined in the Equity Pledge Agreements are fully performed by them or the secured debts under the Equity Pledge Agreements are paid in full (whichever later), they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. We have completed the registration of the pledge of equity interests in Beijing Ying Zhong Tong and Shenzhen Xiaoying with the relevant office of Administration for Industry and Commerce in accordance with the PRC Property Rights Law. As of the date of this annual report, the pledge of equity interest in Shenzhen Tangren has not been registered with local PRC authorities and we may not be able to register the pledge in Shenzhen Tangren.

Agreements that allow us to receive economic benefits from the VIEs

Exclusive Business Cooperation Agreements.     Pursuant to the Exclusive Business Cooperation Agreements among Beijing WFOE and each of the VIEs, Beijing WFOE or its designated person has the exclusive right to provide the VIEs with technical support, consulting and other services in return for fees based on 100% total consolidated profit of the VIEs after making up any cumulative loss (if any) of the VIEs and its affiliated companies and setting of the working capital, operational costs, taxes and other statutory contributions required. Without Beijing WFOE’s prior written consent, the VIEs may not accept any services subject to these agreements from any third party. Beijing WFOE has the right to determine the service fee to be charged to the VIEs under these agreements by considering, among other things, the complexity of the services, the time that may be spent for providing such services, as well as the commercial value and specific content of the service provided. Beijing WFOE will have the exclusive ownership of all intellectual property rights created as a result of the performance of these agreements. Unless Beijing WFOE terminates these agreements in advance, these agreements will remain effective for ten years. Unless agreed by both parties in writing, these agreements shall be automatically renewed for another ten year upon its expiration.

Agreements that provide us with the option to purchase the equity interests in the VIEs

Exclusive Call Option Agreements.     Pursuant to the Exclusive Call Option Agreements among Beijing WFOE, each of the VIEs and their shareholders, their shareholders irrevocably granted Beijing WFOE or any third party designated by Beijing WFOE an exclusive option to purchase all or part of their equity interests in the VIEs at the lowest price permitted by applicable PRC laws. Those shareholders further undertake that they will neither create any pledge or encumbrance on their equity interests in the VIEs, nor transfer, gift or otherwise dispose of their equity interests in the VIEs to any person other than Beijing WFOE or its designated third party. Without Beijing WFOE or its designated third party’s prior written consent, those shareholders agree not to, among other things, amend its articles of association, increase or decrease the registered capital, permit the VIEs to enter into transactions which materially and adversely affect the VIEs’ assets, liabilities, business operations, equity interests and other legal interests, or merge with any other entities or make any investments, or distribute dividends. These agreements will remain effective for ten years. Unless notified by Beijing WFOE, the parties to these agreements shall extend the term of these agreements for another ten years.

4.D.         Property, Plant and Equipment

Our corporate headquarters are located in Shenzhen, where we lease an area of approximately 6,300 square meters as of the date of this annual report. We also lease office space of approximately 1,400 square meters in Beijing and office space of approximately 1,800 square meters in Shanghai. We lease our premises from third parties under operating lease agreements. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A.             UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Item 3.D. Risk Factors” and elsewhere in this annual report on Form 20-F.

5.A.         Operating Results

Key Factors Affecting Our Results of Operations

Economic Conditions and Regulatory Environment in China

The demand for personal finance services from prime borrowers depends on the overall economic conditions in China. General economic factors, including the interest rate environment and unemployment rates, may have impacts on borrowers’ willingness to seek loans. For example, significant increases in interest rates could lead to prospective borrowers to defer obtaining loans as they wait for interest rates to decrease. Additionally, a slowdown in the economy, resulting in a rise in unemployment rate and possibly a decrease in real income, may affect individuals’ level of disposable income. This may affect borrowers’ repayment capability and their willingness to seek loans, which may potentially affect the delinquency rates.

The regulatory environment for the online personal finance industry in China is developing and evolving, creating both challenges and opportunities that could affect our financial performance. Due to the relatively short history of online personal finance industry in China, a comprehensive regulatory framework governing our industry is under development by the PRC government. See “Item 3. Key Information—3.D. Risk Factors—Risk Relating to Our Business and Industry” for details. While new laws and regulations or changes to existing laws and regulations could make facilitating loans to borrowers more difficult or expensive, or making such loan products more difficult for investors or institutional funding partners to accept or on terms favorable to us, these events could also provide new product and market opportunities. Since some of the regulations were promulgated in late 2017 and August 2018, the impact on our business might not be fully reflected.

Size of Borrower Base and Engagement

Our revenues are dependent on our ability to acquire new borrowers and retain existing borrowers. The size of our borrower base directly affects the total amount of loans we facilitate and in turn the service fees that we collect. The number of active borrowers on our platform grew significantly, increasing from 208,920 borrowers in 2016 to 2,249,183 borrowers in 2017 and further to 2,370,510 borrowers in 2018, of which 207,983, or 99.6%, 2,107,184, or 93.7%, and 1,833,513, or 77.3%, were new borrowers, respectively. As a result, we have experienced significant growth in the amount of loans facilitated. In 2016, 2017 and 2018, we have facilitated RMB18,996 million, RMB34,400 million and RMB36,913 million of loans on our platform, respectively. We are a leading player in the online credit card balance transfer and high-credit-limit unsecured loan markets. To date, we rely on our comprehensive suite of products, large credit line and attractive fee rates to acquire new borrowers. We also utilize various marketing efforts to attract and retain borrowers. At the same time, benefited from our increasing scale of borrower base and expanding online and offline channels, we were able to lower our new borrower acquisition cost for our loan products from RMB307 in 2016 to RMB128 in 2017 and further to RMB180 in 2018. A change in our ability to attract or retain borrowers, or a change in the acquisition cost of such borrowers, may potentially affect our revenue and profitability.

Product Mix and Pricing

Our revenue and profitability are subject to the terms of our loan products, including the rate of service fees charged, loan durations and the size of loan products. To cater our loan products to each prime borrower segment, within each product category, we specify the amount of service fees per transaction considering the type, size and duration of the loan product. Loan products of longer duration and larger size generally correspond to higher service fees. We assign a credit assessment result to each prospective borrower leveraging on our proprietary credit scoring model, based on an applicant’s basic information, credit history and behavior data and assign a credit line. Going forward, we also expect to assign differentiated fee rates based on the credit assessment result of an applicant. The service fee rate variation depend on various factors in the competitive market and our adjustment in pricing will impact our revenues and profitability, as most of our revenues are generated from the service fee.

Moreover, the mix of our product offering also affects our profitability. Xiaoying Card Loan is the most profitable product facilitated on our platform due to its higher service fee rate compared to our other products. As we plan to expand the business scale of Xiaoying Card Loan, we expect revenue contribution from Xiaoying Card Loan will continue to increase in the future and enhance our profitability.

Ability to Maintain Effective Risk Management

Our ability to effectively assess the credit risk of borrowers and classify borrowers into appropriate risk profiles impacts our ability to attract and retain borrowers and investors as well as our ability to offer investors attractive returns, both of which directly relate to users’ confidence in our platform. The delinquency rate for all outstanding loans on our platform that were 31-90 days past due increased from 0.36% as of December 31, 2016 to 1.46% as of December 31, 2017 and further to 3.54% as of December 31, 2018. The delinquency rate for all outstanding loans on our platform that were 91-180 days past due increased from 0.38% as of December 31, 2016 to 1.34% as of December 31, 2017 and further to 5.28% as of December 31, 2018. We intend to optimize our fraud detection capabilities, improve accuracy of our credit scoring model and enhance our collection effectiveness on a continuing basis through the combination of our big-data analytical capabilities and the increasing amount of data we accumulate through our operations. See “Item 4. Information on the Company—B. Business Overview—Risk Management” for details.

Ability to Maintain Stable Funding Sources and Diversify and Expand Our Funding Channels

Our revenue is dependent on our ability to maintain stable funding sources and diversify and continuously expand our funding sources. Our current funding sources consist of individual investors, corporate investors and institutional funding partners (including banking financial institutions). The availability of funds affects our liquidity and the amount of transactions that we will be able to facilitate. As of December 31, 2016, 79.9% of the total outstanding funding balance for loans we facilitated were provided by individual investors, and 20.1% were provided by corporate investors and institutional funding partners. As of December 31, 2017, 82.3% of the total outstanding funding balance for loans we facilitated were provided by individual investors, and 17.7% were provided by corporate investors and institutional funding partners. As of December 31, 2018, 88.6% of the total funding for loans we facilitated were provided by individual investors, 9.2% were provided by corporate investors and institutional funding partners, and 2.2% were provided by our own funds.

The amount of funds invested by individual investors has experienced rapid growth mainly attributable to the growth in the number of individual investors invested through our platform due to our attractive investment product offerings. We also strategically diversify funding sources by attracting corporate investors. To date, we primarily rely on word-of-mouth referral to acquire new investors. We also utilize various marketing efforts and promotions to attract and retain investors. Our new individual investor acquisition cost was RMB323 in 2016, RMB298 in 2017 and RMB180 in 2018. Furthermore, the expected annualized rate of investment return provided by our investment products largely affects our attractiveness to potential investors. The expected annualized rate of investment return for investors of loans facilitated and offered on Xiaoying Wealth Management platform was from 5.0% to 9.8% and from 4.7% to 9.8% in 2017 and 2018, respectively. To the extent that our competitors or other investment opportunities have higher expected annualized rate of investment return, investors may lend their capital to other marketplaces or other investment opportunities.

The amount of funds invested by institutional funding partners also increased, expanding our funding sources for the transactions that we facilitate. Our collaboration with institutional funding partners affects our ability to secure sufficient and stable funding sources. The interest charged by the institutional funding partners that we collaborate impacts our pricing strategy and profitability. In light of the requirements under Circular 141 and Circular 57 promulgated in December 2017, we have reviewed and adjusted our cooperation with banking financial institution partners, such as suspending certain cooperation, to better comply with the applicable regulatory requirements. However, as we have strong funding capabilities from our P2P platform, most of the total funding for loans we facilitated were provided by individual investors from our P2P platform. Though there was a reduction in the availability of funding from individual investors in July 2018 attributable to the adverse impact on investors’ confidence by the defaults or collapses of certain troubled online lending platforms, we believe we are able to, subject to regulatory requirements, maintain necessary levels of funding from individual investors of our P2P platform. Therefore, we believe adjustment in our cooperation with banking financial institution partners would not have any material and adverse impact on our business operations.

Relationship with ZhongAn

Our collaboration with ZhongAn is an important factor affecting our results of operations. We benefit from the protection of ZhongAn’s credit insurance which is provided to investors in the event of borrower’s default. 89.9% of loans we facilitated were covered by the credit insurance provided by ZhongAn as of December 31, 2018, which significantly enhanced investor confidence, and lower user acquisition costs. ZhongAn’s strong brand recognition in China assists us in expanding our investor base at reasonable expenses. We also collaborate with ZhongAn to strengthen our capabilities on risk management, given that we can get ZhongAn’s insurance decision opinion. ZhongAn’s credit assessment model is based on information from various databases, including PBOC CRC which is only available to licensed financial institutions. On top of ZhongAn’s insurance assessment decision, we also factor in many layers of other decision variables to create a more comprehensive and accurate profile of the borrowers’ creditworthiness. See “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with ZhongAn” for details. Changes to our arrangement with ZhongAn in credit insurance, credit assessment and other aspects of our business could affect our investors’ confidence, the growth of our business and our profitability. In addition to ZhongAn’s insurance protection, Shenzhen Tangren, our consolidated VIE with the financing guarantee license, currently provides a guarantee for certain loan products we facilitate, when in the event of default, Shenzhen Tangren will compensate ZhongAn for substantially all the loan principal and interest default but have not been subsequently collected. Shenzhen Tangren’s compensation obligation is capped a certain percentage of the principal at loan facilitation as pre-agreed with ZhongAn, which will not be more than the contractual guarantee fee collectible from the borrower by us across the entire portfolio. We may consider introducing other investor protection arrangements, such as alternative guarantee providers to ZhongAn or investors. We cannot assure you that new arrangements would be perceived by ZhongAn or investors, which may have adverse impact on our business operations.

Loan Performance

Delinquency Rate by Balance

We define delinquency rate as the balance of the outstanding principal and accrued and outstanding interest for loans that were 31 to 90 and 91 to 180 days past due as a percentage of the total balance of outstanding principal and accrued and outstanding interest for the loans we facilitated as of a specific date. Loans that are delinquent for more than 180 days are charged-off and are excluded in the calculation of delinquency rate by balance, except for Xiaoying Housing Loan. As Xiaoying Housing Loan is a secured loan product and we are entitled to payment by exercising our rights to the collaterals, we do not charge off the loans delinquent for more 180 days and such loans are accounted in delinquency rate by balance. The following table provides the delinquency rates for all outstanding loans on our platform and by major products as of the respective dates indicated.

	Delinquent for
	31 - 90 days	91 - 180 days
December 31, 2016
All outstanding loans	0.36%	0.38%
Xiaoying Card Loan	—	—
Xiaoying Preferred Loan	0.23%	0.26%
Xiaoying Housing Loan	0.33%	0.28%
Loan facilitation services to other platforms	0.54%	0.13%
Xiaoying Wallet	—	—
December 31, 2017
All outstanding loans	1.46%	1.34%
Xiaoying Card Loan	1.93%	1.64%
Xiaoying Preferred Loan	0.81%	0.67%
Xiaoying Housing Loan	1.95%	2.19%
Loan facilitation services to other platforms	1.42%	1.76%
Xiaoying Wallet	—	—
December 31, 2018
All outstanding loans	3.54%	5.28%
Xiaoying Credit Loan	3.98%	5.94%
Xiaoying Card Loan	4.09%	5.99%
Xiaoying Preferred Loan	3.70%	5.81%
Xiaoying Housing Loan	0.55%	2.02%
Loan facilitation services to other platforms	0.1%	0.03%
Xiaoying Wallet	7.28%	3.89%

The delinquency rate for all outstanding loans on our platform that were 31-90 days past due increased from 0.36% as of December 31, 2016 to 1.46% as of December 31, 2017 and further to 3.54% as of December 31, 2018 and the delinquency rate for all outstanding loans on our platform that were 91-180 days past due increased from 0.38% as of December 31, 2016 to 1.34% as of December 31, 2017 and further to 5.28% as of December 31, 2018. The primary reasons for such increases include (i) the significant increase in the loan facilitation amount of Xiaoying Card Loan in the last three years, (ii) the fact that Xiaoying Card Loan has a higher delinquency rate by nature compared to our other unsecured products such as Xiaoying Preferred Loan primarily since Xiaoying Card Loan’s borrowers are usually in the early stage of their careers; and (iii) the impact of tightened liquidity environment and the release of a series of new regulations.

Delinquency Rate by Vintage

We refer to loans facilitated during a specified time period as vintage. We define vintage delinquency rate as (i) the total amount of principal for all loans in vintage that becomes delinquent, less (ii) the total amount of recovered past due principal for all loans in the same vintage, and divided by (iii) the total amount of initial principal for all loans in such vintage. Loans that have been charged-off are included in the calculation of vintage delinquency rates. Our delinquency rate by vintage would impact our financial statements of operations in the following aspects:

•                  ZhongAn provides credit insurance to the loans we facilitated. Under Old ZhongAn Model, in order to maintain stable business relationship with ZhongAn, we would then, subject to our sole discretion, compensate ZhongAn for substantially all the loan principal and interest default but have not been subsequently collected. Therefore, the delinquency rates of our loan products directly impacted our financial statements prior to September 2017. For example, the increase in delinquency rates would cause (i) increase in guarantee liabilities, which primarily represents voluntary payment to be made to ZhongAn and (ii) decrease in recognized revenue from facilitation and post-origination services. For more details of revenue recognition, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Revenue Recognition.”

•                  Under New ZhongAn Model (i) for Xiaoying Preferred Loan newly facilitated since September 2017, ZhongAn is fully liable for the borrower’s credit risk; and for (ii) most Xiaoying Card Loan newly facilitated since September 2017, borrowers are required to enter into a guarantee agreement and an insurance agreement with us and ZhongAn, respectively, to pay the guarantee fee and insurance fee to the respective party at a pre-agreed rate. Upon borrower’s default, ZhongAn reimburses the full loan principal and interest to the investor first, and has the right to recourse to both the borrower and us, but our obligation at any time is capped at a certain percentage of the principal at loan facilitation as pre-agreed with ZhongAn. Such cap is the lower of (1) total amount of guarantee fees contractually required to be collected from the borrowers for such loans facilitated during the current period on an aggregated basis, and (2) a certain percentage of the total principal of the loans facilitated stated in an annualized manner, as pre-agreed with ZhongAn, which will be negotiated prospectively at each quarter between the two parties based on the expected default rate. The portion that we are obligated to pay to ZhongAn but are not expected to be collected from the borrowers due to the estimated default or prepayment risk in relation to the guarantee fee is recorded in the change in fair value of financial guarantee derivative. Moreover, if the total amount of the insurance compensation paid by ZhongAn to the insured investors exceeds the expected maximum payout amount for certain period, ZhongAn is entitled to increase the insurance premium collected from new borrowers, which would impact our results of operations in the event we are unable to pass on such increase to new borrowers. In addition, when the delinquency rates of our loan products increase, we may also need to increase the guarantee fees that we are entitled from new borrowers. In the event we are not able to raise the APR to capture such increase in guarantee fees, our results of operations would be adversely affected. The pre-agreed cap of our compensation obligation to ZhongAn increased from 3.8% (annualized) of the originated principal of Xiaoying Card Loan in 2017 to 7.8% (annualized) December 31, 2018. For more details of revenue recognition, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results— Provision for Accounts Receivable and Contract Assets Critical Accounting Policies, Judgments and Estimates—Revenue Recognition.”

•                  In addition, we have elected the fair value option for the loan assets and liabilities of the Consolidated Trusts that otherwise would not have been carried at fair value. We estimate the fair value of loans and payable using a discounted cash flow valuation methodology by discounting the estimated future net cash flows using an appropriate discount rate. We will consider, among others, the estimated default rate and collection rate of the loans, when estimating the future net cash flows. As a result, the increase in the delinquency rates of our loan products would have adverse impact on the fair value of loans of the Consolidated Trusts.

Delinquency Rate by Vintage of Xiaoying Credit Loan

The following chart displays the historical cumulative 91-day plus past due delinquency rates by loan origination vintage for all continuing Xiaoying Credit Loan facilitated through our platform up to December 31, 2018, excluding the Xiaoying Professional Loan with a term of two to three years and the Xiaoying Preferred Loan with a term of three years. We integrated Xiaoying Card Loan and Xiaoying Preferred Loan into one general product category, Xiaoying Credit Loan, in 2018. The delinquency rates by vintage of Xiaoying Credit Loan prior to 2018 are only for reference.

Delinquency Rate by Vintage of Xiaoying Card Loan

The following chart displays the historical cumulative 91-day plus past due delinquency rates by loan origination vintage for all continuing Xiaoying Card Loans facilitated through our platform up to December 31, 2018, excluding the Xiaoying Professional Loan with a term of two to three years:

The steady increase in such delinquency rate of Xiaoying Card Loan was primarily due to (i) the amount of loans we facilitated increased significantly in 2017 and 2018 since the launch of Xiaoying Card Loan in December 2016, (ii) Xiaoying Card Loan has terms ranging from three to 12 months, and therefore would require several months to see the delinquent effect, and (iii) loans facilitated for the three months ended June 30, 2017 and for the three months ended September 30, 2017 before implementation of Circular 141 experienced a higher delinquency rate in 2018.

Delinquency Rate by Vintage of Xiaoying Preferred Loan

The following chart displays the historical cumulative 91-day plus past due delinquency rates by loan origination vintage for all continuing Xiaoying Preferred Loans facilitated through our platform up to December 31, 2018, excluding the Xiaoying Preferred Loan with a term of three years:

11.0%
9.0%
7.0%
5.0%
3.0%
1.0%
-1.0%
0
1
2
3
4
5
6
7
8
9
10
11
12
2015Q4
2016Q1
2016Q2
2016Q3
2016Q4
2017Q1
2017Q2
2017Q3
2017Q4
2018Q1
2018Q2
2018Q3
2018Q4

The increase of delinquency rate of Xiaoying Preferred Loan was primarily due to the increasing overdue amount of Xiaoying Preferred Loan whose borrowers, primarily small and micro business owners who make loan repayments using their operating cash flows, were negatively impacted by macro liquidity tightening in 2018.

Funding

We obtain funding directly from individual investors and corporate investors where they can invest in loans listed on our Xiaoying Wealth Management platform by choosing the loan products with their desired term and interest rate. We also obtain funding from institutional funding partners such as banks and trust companies.

As of December 31, 2016, 79.9% of the total outstanding funding balance for loans we facilitated were provided by individual investors, with the remaining 20.1% provided by corporate investors and institutional funding partners. As of December 31, 2017, 82.3% of the total outstanding funding balance for loans we facilitated were provided by individual investors, with the remaining 17.7% provided by corporate investors and institutional funding partners. As of December 31, 2018, 88.6% of the total funding for loans we facilitated were provided by individual investors, 9.2% were provided by corporate investors and institutional funding partners, and 2.2% were provided by our own funds..

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
Net revenues
Loan facilitation service—Direct Model	4,524	2.0%	1,231,055	68.9%	2,957,572	430,161	83.6%
Loan facilitation service—Intermediary Model	176,849	76.8%	302,614	16.9%	228,272	33,201	6.4%
Post-origination service	8,188	3.6%	50,327	2.8%	131,243	19,089	3.7%
Financing income	30,500	13.2%	130,740	7.3%	76,104	11,069	2.1%
Other revenue	10,245	4.4%	72,199	4.0%	147,409	21,440	4.2%
Total net revenue	230,306	100.0%	1,786,935	100.0%	3,540,600	514,960	100.0%
Operating costs and expenses:
Origination and servicing	259,054	112.5%	760,143	42.5%	1,185,937	172,487	33.6%
General and administrative	61,712	26.8%	98,236	5.5%	220,024	32,001	6.2%
Sales and marketing	38,211	16.6%	76,584	4.3%	205,726	29,922	5.8%
Provision for contingent guarantee liabilities	—	—	182,579	10.2%	216,364	31,469	6.1%
Provision for accounts receivable and contract assets	8,099	3.5%	167,700	9.4%	396,996	57,741	11.2%
Provision for loan receivable from Xiaoying Housing Loans	—	—	—	—	40,348	5,868	1.1%
Total operating expenses	367,076	159.4%	1,285,243	71.9%	2,265,395	329,488	64.0%
Income (loss) from operations	(136,770)	(59.4)%	501,693	28.1%	1,275,205	185,472	36.0%
Interest income (expense), net	257	0.1%	3,633	0.2%	4,225	615	0.1%
Foreign exchange gain (loss)	(18)	0.0%	(479)	0.0%	10	1	0.0%
Investment income (loss), net	(6,300)	(2.7)%	1,500	0.1%	—	—	—
Change in fair value of financial guarantee derivative	—	—	(18,111)	(1.0)%	(200,971)	(29,230)	(5.7)%
Fair value adjustments related to Consolidated Trusts	(4,358)	(1.9)%	(9,751)	(0.5)%	12,359	1,798	0.3%
Other income (loss), net	(9)	0.0%	90	0.0%	(5,904)	(859)	(0.2)%
Income (loss) before income taxes and gain (loss) from equity in affiliates	(147,199)	(63.9)%	478,575	26.8%	1,084,923	157,797	30.6%
Income tax benefit (expense)	27,018	11.7%	(138,248)	(7.7)%	(209,921)	(30,532)	(5.9)%
Gain (loss) from equity in affiliates	—	—	(832)	0.0%	8,055	1,172	0.2%
Net income (loss)	(120,181)	(52.2)%	339,495	19.0%	883,057	128,437	24.9%

Year Ended December 31, 2017 Compared to Year Ended December 31, 2018

Net Revenues

The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented:

	For the Year Ended December 31,
	2017		2018
	RMB	%	RMB	US$	%

Net revenues
Loan facilitation service—Direct Model	1,231,055	68.9%	2,957,572	430,161	83.6%
Loan facilitation service—Intermediary Model	302,614	16.9%	228,272	33,201	6.4%
Post-origination service	50,327	2.8%	131,243	19,089	3.7%
Financing income	130,740	7.3%	76,104	11,069	2.1%
Other revenue	72,199	4.0%	147,409	21,440	4.2%
Total net revenue	1,786,935	100.0%	3,540,600	514,960	100.0%

Loan Facilitation Service-Direct Model and Loan Facilitation Service-Intermediary Model

Loan facilitation service fee under the direct model increased significantly from RMB1,231.1 million in 2017 to RMB2,957.6 million (US$430.2 million) in 2018. The increase reflected a shift in strategy to focus on loan facilitation services through the direct model and the change in product mix resulted primarily from the significant increase in the proportion of Xiaoying Card Loan, the service fee rates of which are generally higher than other products. The transaction volume of Xiaoying Card Loan increased from RMB12,634 million, representing 36.7% of the total transaction volume, in 2017, to RMB26,011 million, representing 70.5% of the total transaction volume, in 2018.

Loan facilitation service fee of the intermediary model decreased by 24.6% from RMB302.6 million in 2017 to RMB228.3 million (US$33.2 million) in 2018. The decrease was mainly attributable to a decrease in the total volume of products offered under the intermediary model as we shift our strategy to focus on loan facilitation services through the direct model. We ceased the online intermediary model in April 2017 and the offline intermediary model with funding from banking financial institution partners in February 2018 to comply with regulatory requirements. The cessation of the online intermediary model and offline intermediary model with funding from banking financial institution partners did not have any material and adverse impact on our net revenue generated from loan facilitation service and business operation as we focused on loan facilitation service through the direct model. The contribution of loan facilitation service fees of the direct model as a percentage of total net revenue increased from 68.9% in 2017 to 83.6% in 2018. By contrast, the contribution of loan facilitation service fees of the intermediary model as a percentage of total net revenue decreased from 16.9% in 2017 to 6.4% in 2018.

Post-origination Service

Post-origination service fee increased significantly from RMB50.3 million in 2017 to RMB131.2 million (US$19.1 million) in 2018 as a result of the cumulative effect of increased volume of loans facilitated in the past year.

Financing Income

Financing income decreased from RMB130.7 million in 2017 to RMB76.1 million (US$11.1 million) in 2018, due to the termination of a portion of the consolidated trusts administered by unrelated third-party trust companies that were offered to investors through our consolidated trust business.

Other Revenue

Other revenue increased significantly from RMB72.2 million in 2017 to RMB147.4 million (US$21.4 million) in 2018, primarily attributable to an increase in penalty fees for late or early repayment.

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our total revenues, for the periods presented.

	For the Year Ended December 31,
	2017		2018
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating costs and expenses:
Origination and servicing	760,143	42.5%	1,185,937	172,487	33.6%
General and administrative	98,236	5.5%	220,024	32,001	6.2%
Sales and marketing	76,584	4.3%	205,726	29,922	5.8%
Provision for contingent guarantee liabilities	182,579	10.2%	216,364	31,469	6.1%
Provision for accounts receivable and contract assets	167,700	9.4%	396,996	57,741	11.2%
Provision for loan receivable from Xiaoying Housing Loans	—	—	40,348	5,868	1.1%
Total operating expenses	1,285,243	71.9%	2,265,395	329,488	64.0%

Origination and Servicing Expenses

Origination and servicing expenses increased from RMB760.1 million in 2017 to RMB1,185.9 million (US$172.5 million) in 2018, mainly due to an increase in commission fees and collection expenses resulting from the increase in loan transactions during 2018.

General and Administrative Expenses

General and administrative expenses increased from RMB98.2 million in 2017 to RMB220.0 million (US$32.0 million) in 2018, mainly due to an increase in share-based compensation expenses, professional consulting fees, and higher rental fees associated with our new offices.

Sales and Marketing Expenses

Sales and marketing expenses increased from RMB76.6 million in 2017 to RMB205.7 million (US$29.9 million) in 2018, mainly due to an increase in advertising campaigns aimed at strengthening our image.

Provision for Contingent Guarantee Liabilities

Provision for contingent guarantee liabilities increased from RMB182.6 million in 2017 to RMB216.4 million (US$31.5 million) in 2018, primarily due to the challenging operating environment, credit contraction and reduced liquidity for small and middle-size enterprises, and the adverse impact on Xiaoying Preferred Loan by the market condition across the industry during 2018.

Provision for Accounts Receivable and Contract Assets

Provision for accounts receivable and contract assets increased significantly from RMB167.7 million in 2017 to RMB397.0 million (US$57.7 million) in 2018, primarily due to the significant increase in revenue in 2018 compared with last year and partially affected by the change of the estimated default rates.

Provision for loan receivable from Xiaoying Housing Loans

Provision for loan receivable from Xiaoying Housing Loans were nil and RMB40.3 million (US$5.9 million) during the year ended December 31, 2017 and 2018, respectively. In order to accelerate the collection process, we transferred the creditors’ rights of certain defaulted loans as well as the underlying collateral to third party companies at a discount in 2018. The discounted amount was recorded as an allowance for loan receivables which represent the proceedings that we expects not able to collect. In addition, we also recorded an allowance for the remaining outstanding loans that were not transferred benchmarked to the discounted amount.

Change in Fair Value of Financial Guarantee Derivative

Change in fair value of financial guarantee derivative increased from RMB18.1 million in 2017 to RMB201.0 million (US$29.2 million) in 2018, as the financial guarantee derivative are recorded under New ZhongAn Model since September 2017 and the estimated payment to ZhongAn based on the pre-agreed cap increased from RMB227.8 million in 2017 to RMB1,784.8 million in 2018.

Fair Value Adjustment Related to Consolidated Trusts

Fair value adjustment related to the Consolidated Trusts consists of the net change in the fair value of loans and payables to investors in the Consolidated Trusts. We recorded loss of fair value adjustments related to Consolidated Trusts of RMB9.8 million for the year ended December 31, 2017 and income of fair value adjustments related to Consolidated Trusts of RMB12.4 million (US$1.8 million) for the year ended December 31, 2018.

Income Tax Benefit (Expense)

Income tax expense was RMB209.9 million (US$30.5 million) in 2018, compared with RMB138.2 million in 2017. The increase was primarily due to an increase in taxable income and partially offset by a decrease in corporate income tax rate to 15% for three major subsidiaries of the Company, and a pre-tax deduction for research and development expenses.

Net Income/(Loss)

Our net income increased from RMB339.5 million in 2017 to RMB883.1 million (US$128.4 million) in 2018, mainly attributable to an increase in loan transactions in 2018 and a change in product mix.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues

The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented:

	For the Year Ended December 31,
	2016		2017
	RMB	%	RMB	%
	(in thousands, except for percentages)
Net revenues:
Loan facilitation service—direct model	4,524	2.0%	1,231,055	68.9%
Loan facilitation service—intermediary model	176,849	76.8%	302,614	16.9%
Post-origination service	8,188	3.6%	50,327	2.8%
Financing income	30,500	13.2%	130,740	7.3%
Other revenue	10,245	4.4%	72,199	4.0%
Total net revenue	230,306	100.0%	1,786,935	100.0%

Loan Facilitation Service-Direct Model and Loan Facilitation Service-Intermediary Model

Loan facilitation service fee under the direct model increased significantly from RMB4.5 million in 2016 to RMB1,231.1 million in 2017. The increase reflected the rapid growth in the amount of loans we facilitated and the change in product mix resulted primarily from the significant increase in the proportion of Xiaoying Credit Loan, the service fee rates of which are generally higher than other products. The transaction volume of Xiaoying Card Loan increased from RMB179 million, representing 0.9% of the total transaction volume, in 2016, to RMB12,634 million, representing 36.7% of the total transaction volume, in 2017. The transaction volume of Xiaoying Preferred Loan increased from RMB1,509 million, representing 7.9% of the total transaction volume, in 2016, to RMB7,777 million, representing 22.6% of the total transaction volume, in 2017.

Loan facilitation service fee of the intermediary model increased by 71.1% from RMB176.8 million in 2016 to RMB302.6 million in 2017. The increase was mainly attributable to the increased total volume of products offered under the intermediary model, though we ceased the online intermediary model in April 2017 to comply with regulatory requirement.

As we ceased the online intermediary model, the contribution of loan facilitation service fees of the direct model as a percentage of total net revenue increased from 2.0% in 2016 to 68.9% in 2017. By contrast, the contribution of loan facilitation service fees of the intermediary model as a percentage of total net revenue decreased from 76.8% in 2016 to 16.9% in 2017.

Post-origination Service

Post-origination service fee increased significantly from RMB8.2 million in 2016 to RMB50.3 million in 2017 as a result of the significant increase of our transaction volume and the change in product mix.

Financing Income

Financing income increased from RMB30.5 million in 2016 to RMB130.7 million in 2017, due to (i) the increase in interest income of Consolidated Trust from RMB15.2 million in 2016 to RMB62.2 million in 2017, (ii) the increase in service fees paid by borrowers from RMB5.4 million in 2016 to RMB55.4 million in 2017 and (iii) the increase in interest income from loans held for sale from RMB9.9 million in 2016 to RMB13.1 million in 2017.

Other Revenue

Other revenue increased significantly from RMB10.2 million in 2016 to RMB72.2 million in 2017, primarily attributable to the increase of guarantee revenue and penalty fee.

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our total revenues, for the periods presented.

	For the Year Ended December 31,
	2016		2017
	RMB	%	RMB	%
	(in thousands, except for percentages)
Operating costs and expenses:
Origination and servicing	259,054	112.5%	760,143	42.5%
General and administrative	61,712	26.8%	98,236	5.5%
Sales and marketing	38,211	16.6%	76,584	4.3%
Provision for contingent guarantee liabilities	—	—	182,579	10.2%
Provision for accounts receivable and contract assets	8,099	3.5%	167,700	9.4%
Total operating expenses	367,076	159.4%	1,285,243	71.9%

Origination and Servicing Expenses

Origination and servicing expenses increased significantly from RMB259.1 million in 2016 to RMB760.1 million in 2017, mainly due to the significant increase of our transaction volume.

General and Administrative Expenses

General and administrative expenses increased significantly from RMB61.7 million in 2016 to RMB98.2 million in 2017. The increase reflected the growth in the amount of loans we facilitated.

Sales and Marketing Expenses

Sales and marketing expenses increased significantly from RMB38.2 million in 2016 to RMB76.6 million in 2017, as a result of the significant increase of our transaction volume.

Provision for Contingent Guarantee Liabilities

Provision for contingent guarantee liabilities was RMB182.6 million in 2017. Out of this amount, RMB109.1 million was recognized in the fourth quarter of 2017 which was primarily in relation to Xiaoying Card Loans and was attributable to the increase in estimated defaults triggered by new events which caused an additional contingent liability to be recognized under ASC 450. In December 2017 there was a significant change in the regulatory environment with the release of Circular 141 (Notice on Rectification of Cash Loan Business) and Circular 57 (Special Rectification and Inspection of Risk of Online Lending Intermediaries). The tightening of industry regulations resulted in an unexpected short-term volatility of borrower credit performance across the industry. The impact is relatively more acute on products with short term and small loan balance such as Xiaoying Card Loans as borrowers were able to easily borrow from other online lending platforms to fund their repayment. However, since the aforementioned changes in the regulatory environment, online lending platforms have ceased extending “cash loans” with the four characteristics as defined under Circular 141, and furthermore, a number of online lending platforms have had to significantly alter their business models or suspend operations altogether (see “Industry Overview—Changing Regulatory Environment of Online Consumer Finance Market” for details). The release of Circular 141 and Circular 57 led to liquidity shortage for certain borrowers who had relied on other lending platforms to repay Xiaoying Card Loans. We observed higher delinquency or default rate for Xiaoying Card Loans since the release of the new regulations through January and February 2018 which resulted in the additional contingent liability in December 2017.The delinquency or default rate for Xiaoying Preferred Loans was relatively less affected as Xiaoying Preferred Loan’s borrowers are primarily self-employed business owners with a more established credit record (see “Business—Xiaoying Preferred Loans—Borrowers” for details), and the larger size of the loans—average loan amount of RMB11,492 for the six months ended June 30, 2018—meant that it would have been a lot harder to rely on “cash loans” from other online lending platforms to fund the repayment. The remaining contingent liability of RMB73.5 million accrued during 2017 concerned certain loans offered as part of “Other Products” in 2016 in which the estimated default amount was in excess of the stand-ready liability provided. See “Business—Legal Proceedings” for more details.

Provision for Accounts Receivable and Contract Assets

Provision for accounts receivable and contract assets increased significantly from RMB8.1 million in 2016 to RMB167.7 million in 2017, primarily because the transaction volume of Xiaoying Credit Loan increased significantly and we observed higher delinquency rate of Xiaoying Credit Loan.

Investment Income (Loss), net

We incurred impairment of investments of RMB6.3 million in 2016, compared to an investment income of RMB1.5 million in 2017. The impairment of investments in 2016 relates to our investment in cash for 15.0% of the equity interest in a PRC private company which mainly operates computer services, advisory, and online merchandise services. The investment was fully impaired by December 31, 2016, as the business performance of the investee was much lower than initially forecasted.

Change in Fair Value of Financial Guarantee Derivative

Change in fair value of financial guarantee derivative was RMB18.1 million in 2017, compared to nil in 2016, as the derivative liabilities are recorded under New ZhongAn Model since September 2017.

Fair Value Adjustment Related to Consolidated Trusts

Fair value adjustments related to Consolidated Trusts increased significantly from RMB4.4 million in 2016 to RMB9.8 million in 2017, due to changes in product mix. Xiaoying Credit Loan was also sold through the Consolidated Trusts in 2017. Xiaoying Credit Loan has higher estimated losses than Xiaoying Housing Loans which was the predominant product in 2016.

Net Income/(Loss)

We recorded net loss of RMB120.2 million in 2016, as compared to net income of RMB339.5 million in 2017, mainly attributable to the rapid growth in the amount of loans we facilitated.

Discussion of Key Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheet as of December 31, 2016 and 2017 and as of December 31, 2018. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
ASSETS
Cash and cash equivalents	504,215	671,361	1,069,361	155,532
Restricted cash	484	12,615	208,345	30,303
Accounts receivable and contract assets, net of allowance for doubtful accounts	139,856	1,110,948	1,379,293	200,610
Loans held for sale	157,552	768,638	632,717	92,025
Loans at fair value	723,746	667,839	33,417	4,860
Prepaid expenses and other current assets	69,973	82,100	115,193	16,754
Financial guarantee derivative	—	—	358,250	52,105
Amount due from related party	—	—	20,000	2,909
Deferred tax assets, net	38,937	296,058	346,648	50,418
Long-term investments	15,000	54,168	287,223	41,775
Property and equipment, net	6,492	21,005	23,215	3,376
Intangible assets, net	917	1,616	28,400	4,131
Loan receivable from Xiaoying Housing Loans, net	21,097	197,596	128,101	18,632
Other non-current assets	2,351	3,752	6,806	990

TOTAL ASSETS	1,680,619	3,887,695	4,636,969	674,420

LIABILITIES
Payable to investors at fair value of the Consolidated Trusts	728,105	667,081	—	—
Amounts due to related party	106,646	—	—	—
Guarantee liabilities	100,661	545,169	20,898	3,040
Financial guarantee derivative	—	53,261	—	—
Short-term borrowings	—	—	198,000	28,798
Accrued payroll and welfare	46,813	77,772	93,464	13,594
Other tax payable	16,102	105,948	134,129	19,508
Income tax payable	6,110	401,332	312,238	45,413
Deposit payable to channel cooperators	191,495	134,262	134,042	19,496
Accrued expenses and other liabilities	108,186	137,328	178,702	25,991
Deferred tax liabilities	—	—	47,428	6,898
TOTAL LIABILITIES	1,304,118	2,122,154	1,118,901	162,738

Accounts receivable and contract assets, net.     Accounts receivable and contract assets consist primarily of the service fees earned from our customers. Our accounts receivable and contract assets increased by 24.2% from RMB1,110.9 million as of December 31, 2017 to RMB1,379.3 million (US$200.6 million) as of December 31, 2018, primarily due to the increase in the volume of loans facilitated in 2018 compared to 2017. Our accounts receivable and contract assets increased significantly from RMB139.9 million as of December 31, 2016 to RMB1,110.9 million as of December 31, 2017, primarily due to the significant increase in the volume of loans facilitated compared to previous period.

Loans held for sale.     Loans held for sale consist of loans facilitated through the intermediary model that have not yet been transferred to investors at period end, which are accounted for as held for sale as we do not have intention to retain such loans. Our loans held for sale decreased from RMB768.6 million as of December 31, 2017 to RMB632.7 million (US$92.0 million) as of December 31, 2018, primarily because we shift our strategy to focus on loan facilitation services through the direct model. Our loans held for sale increased from RMB157.6 million as of December 31, 2016 to RMB768.6 million to December 31, 2017, primarily due to the delay in the loan transfer to certain institutional funding partners as we review and adjust our cooperation with them amid restrictions stipulated under Circular 141 in December 2017.

Loans at fair value.     Loans at fair value consist primarily of the loans underlying our Consolidated Trusts. Our loans at fair value decreased by 95.0% from RMB667.8 million as of December 31, 2017 to RMB33.4 million (US$4.9 million) as of December 31, 2018 primarily due to the termination of a portion of the consolidated trusts administered by unrelated third-party trust companies that were offered to investors through our consolidated trust business. Our loans at fair value decreased by 7.7% from RMB723.7 million as of December 31, 2016 to RMB667.8 million as of December 31, 2017.

Payable to investors at fair value of the Consolidated Trusts.    Payable to investors at fair value of the Consolidated Trusts consist primarily of payables under the loans underlying our Consolidated Trusts. Our payable to investors at fair value of the Consolidated Trusts were RMB667.1 million and nil as of December 31, 2017 and 2018 respectively, primarily as payable to investors at fair value of the trust invested by a subsidiary of us was eliminated in the consolidated financial statements and the term of the trusts invested by external institution funding partners expired in 2018.  Our payable to investors at fair value of the Consolidated Trusts decreased by 8.4% from RMB728.1 million as of December 31, 2016 to RMB667.1 million as of December 31, 2017.

Guarantee liabilities.     Guarantee liabilities primarily represent our constructive obligation to make future payments under Old ZhongAn Model.

Our guarantee liabilities decreased by 96.2% from RMB545.2 million as of December 31, 2017 to RMB20.9 million (US$3.0 million) as of December 31, 2018, primarily since we no longer record guarantee liabilities associated with substantially all Xiaoying Preferred Loan given that either ZhongAn or Jiangxi Ruijing is fully liable for the borrower’s credit risk and we will not compensate ZhongAn or Jiangxi Ruijing for their losses. We also decreased recording guarantee liabilities for Xiaoying Card Loan given that most of these loans newly facilitated from September 2017 are accounted as a financial guarantee derivative under ASC Topic 815. In 2018, we recognized RMB216.4 million (US$31.5 million) for contingent liability relating to Xiaoying Credit loan, Internet Channel and other loan products.

Our guarantee liabilities increased significantly from RMB100.7 million as of December 31, 2016 to RMB545.2 million as of December 31, 2017, primarily attributable to the stand-ready provision recorded from the inception of new loans of RMB857.8 million in 2017 and the contingent liability of RMB182.6 million concerning certain loans offered of which the estimated net default amount was in excess of the stand-ready liability provided, which was partially offset by the net payout of RMB547.2 million in 2017, representing the amount paid to ZhongAn upon borrowers’ default net of the amount subsequently collected from the borrower if they subsequently repay the loan, calculated based on the delinquency rates.

Financial Guarantee Derivative. Under New ZhongAn Model, for most of newly facilitated Xiaoying Card Loans, our exposure is limited to the contractual guarantee fee that we cannot collect under the agreement from the borrower as a result of default or prepayment but are still obligated to compensate ZhongAn based on the contractual guarantee fee up to the pre-agreed cap. The derivative liability is increased by the guarantee fees collected from the borrowers upon receipt as we expect all the fees to be ultimately paid to ZhongAn. When we settle the guarantee liability through performance of the guarantee by making payments to ZhongAn, we record a corresponding deduction to the derivative liability. As of December 31, 2018, financial guarantee derivative has an asset position of RMB358.3 million (US$52.1 million) in comparison with it being a liability position of RMB53.3 million as of December 31, 2017, primarily due to the time lag between the payments to ZhongAn and the collection of monthly guarantee service fees from borrowers. As of December 31, 2018, the cumulative amount paid to ZhongAn was greater than the cumulative monthly guarantee service fees collected from borrowers. However, the total amount paid to ZhongAn was still within the pre-agreed cap with ZhongAn. The excess is expected to be fully collected from the borrowers during the remaining term of the underlying loans. Our derivative liabilities was increased from nil as of December 31, 2016 to RMB53.3 million as of December 31, 2017 as we started New ZhongAn Model since September 2017.

Deposit payable to channel cooperators.     Deposit payable to channel cooperators represents the deposit paid to us from our channel cooperators which refer borrowers to investors on our platform. Our deposit payable to channel cooperators decreased by 0.2% from RMB134.3 million as of December 31, 2017 to RMB134.0 million (US$19.5 million) as of December 31, 2018. Our deposit payable to channel cooperators decreased by 29.9% from RMB191.5 million as of December 31, 2016 to RMB134.3 million as of December 31, 2017.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index for December 2018 was an increase of 1.9%. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of 16.5%. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from the Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

China

Our subsidiaries and consolidated VIEs established in the PRC are subject to an income tax rate of 25% in the years presented. As stipulated by the Taxation Law of PRC, three subsidiaries in Shenzhen are qualified enterprises which enjoyed a preferential income tax rate of 15% in 2018.

We are subject to value added tax, or VAT, at a rate of 6% on the services we provide to borrowers and investors, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. VAT has been phased in since May 2012 to replace the business tax that was previously applicable to the services we provide. During the periods presented, we were not subject to business tax on the services we provide.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—3.D. Risk Factors——Risks Relating to Doing Business in China—We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.”

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. The use of estimates is an integral component of the financial reporting process, though actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on the judgment of our management..

Revenue recognition

We provide services as an online marketplace connecting borrowers and investors primarily through the use of two business models. The major products offered by us include Xiaoying Credit Loan and Xiaoying Housing Loan. Xiaoying Credit Loan consists of Xiaoying Card Loan and Xiaoying Preferred Loan products. Revenue is the transaction price we expect to be entitled to in exchange for the promised services in a contract in the ordinary course of our activities and is recorded net of value-added tax. The services to be accounted for include loan facilitation service, post-origination service (e.g. cash processing and collection services) and guarantee service.

The direct model involves matching borrowers with investors who directly fund the credit drawdowns to the borrowers. We have determined that we are not the legal lender or borrower in the loan origination and repayment process, but act as an intermediary to bring the lender and the borrower together. Therefore, we do not record the loans receivable or payable arising from the loans facilitated between the investors and borrowers on our platform.

The intermediary model involves us initially providing credit to borrowers using our own funds through an intermediary and subsequently selling the loans, including all of the creditor rights in the loans to external investors on our platform within a short period of time.

Loans we facilitate typically have a term of 12 months. For each loan facilitated either through the direct model or intermediary model, we charge a service fee, which is payable by the borrower, for all three services provided. No application fee is charged to borrowers or investors. According to the contractual agreement with borrowers, upon the inception of the loan, we have the unconditional right to the entire service fee regardless of whether subsequent post-origination or guarantee services are provided by us or timing of repayment of the loan. Since September 2017, for certain Xiaoying Card Loans facilitated, the borrower can early repay the loans with a portion of the monthly service fees for the remaining period being waived.

In order to be more competitive by providing a certain level of assurance to the investors, for substantially all of the loans facilitated by our platform, borrowers are required to directly sign a credit insurance agreement with ZhongAn to protect investors against the risk of borrower default.

In 2016 and during the period from January to September 2017, substantially all of the loans facilitated by our platform are insured by ZhongAn. We did not have direct contractual obligation to the investors for defaulted principal and interest during that period. We entered into a strategic cooperation agreement with ZhongAn pursuant to which ZhongAn provided insurance to the investors for the loans facilitated by us and reimbursed the loan principal and interest to the investor upon borrower’s default. During the aforementioned period, in order to maintain a stable business relationship with ZhongAn, although not contractually obligated by the agreement with ZhongAn, we at our sole discretion paid ZhongAn for substantially all the defaulted loan principal and interest but have not been subsequently collected. We also provided direct guarantee to investors on certain loan products via our consolidated entities. We are compensated for this reimbursement from the contractual service fees collected from the borrowers. Given that we at our sole discretion are responsible for the uncollected claims paid, we effectively took on substantially all of the losses incurred by the investors due to borrowers’ default, we deemed the guarantee as a guarantee service to the investors and recognized a stand ready obligation for its guarantee exposure in accordance with ASC Topic 460, Guarantees.

Under New ZhongAn Model, for most Xiaoying Card Loan products that are newly facilitated since September 2017, borrowers are required to enter into a guarantee agreement and an insurance agreement with us and ZhongAn, respectively, to pay the guarantee fee and insurance fee to the respective party at a pre-agreed rate. Upon borrower’s default, ZhongAn reimburses the full loan principal and interest to the investor first, and has the right to recourse to both the borrower and us, but our contractual obligation at any time is limited to a cap (the “Cap”) which is the lower of (1) total amount of guarantee fees contractually required to be collected from the borrowers for such loans facilitated during the current period on an aggregated basis, and (2) a certain percentage of the total principal of the loans facilitated stated in annualized manner, as pre-agreed with ZhongAn (the “Rate”). We have no obligation or intention to compensate ZhongAn for any losses in excess of the contractual obligation. The Rate will be negotiated prospectively at each quarter between the two parties based on the expected default rate. As such, the actual loss in excess of the Cap was absorbed by ZhongAn. ZhongAn ultimately bears substantially all of the credit risk. Our exposure in this arrangement is limited to the default and prepayment risk in relation to the guarantee fee when we cannot collect the guarantee fee under the agreement with the borrower on an individual basis but is still obligated to compensate ZhongAn up to the Cap on a pool basis. We evaluated the guarantee arrangement pursuant to ASC Topic 815 and concluded that the arrangement meets the definition of a derivative and that it is not eligible for the guarantee scope exception. Therefore, the guarantee is recognized as a derivative/asset liability at fair value and is not accounted for pursuant to ASC Topic 460 or 450.

Under New ZhongAn Model, for most Xiaoying Preferred Loan products newly facilitated since September 2017, the borrowers are required to enter into an insurance agreement with ZhongAn only at a rate set by ZhongAn. No separate guarantee agreement is signed by the borrower with us and no additional guarantee fee is charged from the borrower. Upon borrower’s default, ZhongAn reimburses the full loan principal and interest to the investor. We collect the defaulted amount from borrowers on behalf of ZhongAn but has no obligation and it is no longer our intention to compensate ZhongAn for the defaulted loan principal and interest not subsequently collected in the future. ZhongAn is fully liable for all the borrower’s credit risk associated with the defaulted principal and interest of the loan. Therefore for these loans, we provide loan facilitation and post-origination services but no longer provides guarantee service. We do not record guarantee liabilities associated with these loans or related account receivables from guarantee services. Under the Direct Model, the total transaction price is directly allocated to the facilitation service and post-origination service. Under the Intermediary—non-trust model, upon transfer of the loan to third party investors, we recognize the difference between (1) the proceeds received from the investors and accounts receivable and (2) the carrying value of the loan as a gain of sale, which effectively represents the service fees earned from facilitation of the loans under Intermediary Model, as the “Loan facilitation service—Intermediary Model” in the consolidated statements of comprehensive income (loss).

Direct model

We have early adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 on January 1, 2017 and have elected to apply it retrospectively for the year ended December 31, 2016. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

To achieve that core principle, we apply the following steps:

•                  Step 1: Identify the contract(s) with a customer

•                  Step 2: Identify the performance obligations in the contract

•                  Step 3: Determine the transaction price

•                  Step 4: Allocate the transaction price to the performance obligations in the contract

•                  Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

We determine our customers to be both the investors and borrowers. We consider the loan facilitation service, guarantee service and post-origination service as three separate services, of which, the guarantee service is accounted for in accordance with ASC Topic 460, Guarantees. While the post-origination service is within the scope of ASC Topic 860, the ASC Topic 606 revenue recognition model is applied due to the lack of definitive guidance in ASC Topic 860. The loan facilitation service and post-origination service are two separate performance obligations under ASC 606, as these two deliverables are distinct in that customers can benefit from each service on its own and our promises to deliver the services are separately identifiable from each other in the contract.

We determine the total transaction price to be the service fees which are chargeable from the borrowers, including the guarantee fees charged by us under the separate guarantee agreement with the borrowers for certain type of Xiaoying Card Loan that are newly facilitated since September 2017. Our transaction price includes variable consideration in the form of prepayment risk for certain products. We reflect, in the transaction price the prepayment risk and estimates variable consideration for these contracts using the expected value approach on the basis of historical information and current trends of the prepayment percentage of the borrowers. The transaction price is allocated amongst the guarantee service, if any, and two performance obligations.

We first allocate the transaction price to the guarantee liabilities, if any, that is recognized in accordance with either (1) ASC Topic 460, Guarantees which requires the guarantee to be measured initially at fair value based on the stand-ready obligation, or (2) ASC Topic 815 which requires the guarantee to be measured initially and subsequently at fair value. Then the remaining considerations are allocated to the loan facilitation services and post-origination services using their relative standalone selling prices consistent with the guidance in ASC 606. For certain loans facilitated since September 2017, the total transaction price is allocated to the facilitation service and post-origination service. We do not have observable standalone selling price information for the loan facilitation services or post-origination services because we do not provide loan facilitation services or post-origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available to us. As a result, the estimation of standalone selling price involves significant judgment. We use an expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post origination services as the basis of revenue allocation. In estimating its standalone selling price for the loan facilitation services and post-origination services, we consider the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on our services, and other market factors.

For each type of service, we recognize revenue when (or as) the entity satisfies the service/performance obligation by transferring a promised good or service (that is, an asset) to a customer. Revenues from loan facilitation are recognized at the time a loan is originated between the investor and the borrower and the principal loan balance is transferred to the borrower, at which time the facilitation service is considered completed. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are provided. Revenues from guarantee services are recognized at the expiry of the guarantee term when there had been no defaults. Except for certain loan products offered since September 2017, the collection of service fees is not conditional on the provision of subsequent post-origination or guarantee services. We charge upfront fees for certain loan products. The upfront fee, if any, is deducted from loan proceeds at origination and the remaining consideration is collected in equal payments on a monthly basis. When the upfront fee is not sufficient to cover the fair value of guarantee liabilities or relative standalone selling price of facilitation services performed, a corresponding accounts receivable or contract asset is recognized. We ceased charging upfront fees for all products since December 2017.

Intermediary model

During the years ended December 31, 2016 and 2017, to increase matching rate and enhance borrowers’ experience, we provide credit to borrowers using our own funds first and then transfer the loans (including the creditor rights) to third party investors including individuals, corporations, and institutional funding partners, typically within a few days. We do not have intention to retain the loans as investment but to provide temporary funding to bridge the facilitation services such that the borrowers can immediately obtain funds. Due to limitations imposed by the PRC laws and regulations, we appointed several senior management to act as an intermediary to facilitate such loan facilitation services. Sometimes, the process also involves a special purpose vehicle formed by us between the intermediary and the ultimate third party investor as certain investors may have legal limitation on acquiring loans from individuals. These special purpose vehicles are consolidated by us.

Under the intermediary business model, the intermediary acts as an agent for us and we further provide the funds that are loaned to borrowers. We direct the intermediary in all activities related to the origination of the loans and transfer of the funds to the borrowers. We agree to take predominantly all the risk arising from potential breaches of agreement by the borrowers receiving financing.

Additionally, the intermediary’s role is restricted to signing agreements with borrowers and investors at the direction of us and the intermediary has no obligation to make any repayment to the investors and never puts his own fund at risk. Consequently, the intermediary is considered an agent of us. Through the intermediary, we provide financing to borrowers on our platform and the loans are initially recorded on the consolidated balance sheet as loans held for sale. These loans carry the same insurance agreement with ZhongAn as loans facilitated under the direct model, which is attached to the loan and transfers along with the loan. We also charge service fees in the same manner as loans facilitated under the direct model.

Intermediary Model—Non-Trust Model

The transfer of loans (including the creditor rights) to external investors not involving trust structure is accounted for as a true sale under ASC 860 (see accounting policy under “Sales and Transfers of Financial Instruments”). Upon sale, we record a guarantee liability in accordance with ASC 460 in relation to the on-going guarantee services to be provided to the investors, consistent with the loans facilitated under the direct model. We continue to provide post-origination services to the loans subsequent to their sale in the same manner as we service the loans facilitated under the direct model. No additional service fee is charged. Similar to the loans facilitated under the direct model, we charge and collect service fees from the borrowers in relation to the transferred loans on a monthly basis. The difference between (1) the proceeds received from the investors and accounts receivable and contract assets (see accounting policy on “Accounts receivable and contract assets and allowance for uncollectible accounts receivable and contract assets”) and (2) the sum of the carrying value of the loans and the fair value of the guarantee liability is recognized as a gain of sale, which effectively represents the service fees earned from facilitation of the loans under intermediary model, as the “Loan facilitation service—Intermediary Model” in the consolidated statements of comprehensive income (loss). For certain loans facilitated since September 2017, given that we no longer provide guarantee services and we do not record any guarantee liabilities associated with those loans or related account receivable from guarantee services, the gain of sale is the difference between (1) the proceeds received from the investors and accounts receivable and (2) the carrying value of the loan. The subsequent accounting for post-origination service and guarantee services is consistent with that for loans facilitated under the direct model.

Intermediary Model—Trust Model

If the external investors are institutional investors, the transfer of loans under the intermediary model often involves transferring the loans to a trust formed and operated by unrelated third party trust companies. Loan principal and interests collected from monthly installments are immediately reinvested into new loans upon collection and the principal plus a pre-agreed fixed return is made to investors by the trusts at the end of the term of the trusts. We consolidate such trusts under the VIE model. We also elect to apply fair value option to these loans at the date of origination. Loans transferred to Consolidated Trusts do not qualify for sales accounting as the transfer is to a consolidated subsidiary. The loans are recorded as “Loans at fair value” in the consolidated balance sheets. We recognize as revenue under “financing income” the service fees and interests charged to the borrowers over the lifetime of the loans using effective interest method.

Loans that have not yet been transferred to external investors (other than institutional investors) were recorded in “Loans held for sale” in the consolidated balance sheets.

The online intermediary model ceased in April 2017 and the offline intermediary model with funding from banking financial institution partners ceased after December 31, 2017 to comply with the promulgated regulatory requirements. We continue the operations through the offline intermediary model with funding from other partners to the extent permitted under applicable laws and regulations in 2018.

Contract balance

We did not enter into contracts with customers that were greater than one year for substantially all products for the year ended December 31, 2016, 2017 and 2018. We historically did not record any contract liabilities for both 2017 and 2018 and did not record any contract asset prior to September 2017. For certain Xiaoying Card Loan products facilitated since September 2017, the borrower can early repay the loans in which case a portion of the monthly service fees for the remaining period is waived. We do not have unconditional right to the consideration at the loan inception and record a corresponding contract asset when recognizing revenue from facilitation service. The contract asset will not be reclassified to a receivable given that the right to invoice and the payment due date is the same date. During 2018, we determined that the consideration for these loan products to no longer be probable that substantially all of the consideration will be collected from our customers, therefore no contract assets were recognized. Revenue for these loan products are recognized when the collection of consideration becomes probable.

Incentives to investors

To expand its market presence, we provide incentives to investors in a variety of forms that either reduces the amount of investment required to purchase financial products or entitle them to receive higher interest rates in the products they purchase. During the relevant incentive program period, we set certain thresholds for the investor to qualify to enjoy the incentive. Such incentives are accounted for as a reduction of revenue in accordance with ASC 606.

Financing Income

Financing income consists primarily the financing fees we charge for the loans facilitated through the Consolidated Trusts, including interest income and service fees generated from providing loan facilitation, guarantee and post-origination services to the investors of the Consolidated Trusts and are recorded as revenue over the life of the underlying financing using the effective interest method.

Financing income also includes interest income from loans held for sale that have not yet been transferred to external investors under the intermediary model.

Other revenue

Other revenue primarily includes penalty fees for loan prepayment and late payment, administration fee for transferring loans between investors on our platform, and commission fees for introducing borrowers to other platforms. The penalty fees, which are fees paid to us, will be received as a certain percentage of past due amounts in the case of late payments or a certain percentage of interest over the prepaid principal loan amount in the case of prepayment. Penalty fees are contingency based variable considerations and constrained by the occurrence of delinquency or prepayment. They are recognized when the uncertainty associated with the variability is resolved, that is, when the underlying event occurs. The administration fees for transferring loans between investors and commission fees for introducing borrowers to other platforms are recognized when the obligation is fulfilled and is confirmed by the other platforms.

We are also entitled to technology service fees every month from ZhongAn for promoting its insurance products on the online financing platform. The service fees are recognized ratably during the period of the services.

Sales and Transfers of Financial Instruments

Sales and transfers of financial instruments are accounted under authoritative guidance for the transfers and servicing of financial assets and extinguishment of liabilities. Specifically, a transfer of a financial asset, a group of financial assets, or a participating interest in a financial asset is accounted for as a sale only if all the following conditions are met:

1.     The financial assets are isolated from the transferor and its consolidated affiliates as well as its creditors;

2.     The transferee or beneficial interest holders have the right to pledge or exchange the transferred financial assets; and

3.     The transferor does not maintain effective control of the transferred asset.

Under the intermediary model, we, through our Intermediary, facilitates credits to borrowers and subsequently transfers the loans (including the creditor rights) to third party investors at face value within a short period of time. When the loan (including the creditor rights) is transferred, the transferee becomes the direct counterparty to the borrower and the legal record holder of the loan upon transfer. The transfer is accounted for as a sale, as (1) the transferred loans are considered legally isolated from the assets of us and its creditors even in the bankruptcies under the PRC laws and regulations, (2) the investors (transferees) can freely pledge or exchange the transferred loans, and (3) we do not maintain effective control over the transferred loans. The cash flows related to the origination and transfer of these loans are presented as “Origination of loans held for sale” and “Sale of loans held for sale”, respectively, within operating cash flows in the consolidated statement of cash flows.

For certain loans facilitated through the intermediary model, borrowers are required to pledge properties to one of our consolidated VIE entities (other than the intermediary or the SPV conducting the facilitation and transfer of the loan) as collateral for the guarantee that we are providing to ZhongAn against borrower’s default. It is a separate arrangement with different counterparties from the loan provided by us. While the creditor’s right of the loan is transferred to third party investors, the lien remains under our name and in security for us agreeing to provide the guarantee to ZhongAn. The holding of the lien does not affect the creditor’s right in the loan being fully transferred. Provided all aforementioned conditions under sales accounting are met, the transfer of such loans with collateral are accounted for as a sale.

Consolidation of Variable Interest Entity

As foreign-invested companies engaged in internet value-added businesses are subject to stringent requirements compared with Chinese domestic enterprises under the current PRC laws and regulations, our PRC subsidiary, Beijing WFOE, and its subsidiaries, as foreign-invested companies, do not meet all such requirements and therefore none of them is permitted to engage in such business in China. Therefore, we elected to conduct such business in China through Shenzhen Xiaoying, Beijing Ying Zhong Tong, Shenzhen Tangren and their subsidiaries (VIEs), which are PRC domestic companies beneficially owned by us.

Since we do not have any equity interests in the VIEs in order to exercise effective control over their operations, through Beijing WFOE, we have entered into a series of contractual arrangements with the VIEs and their shareholders, pursuant to which we are entitled to receive effectively all economic benefits generated from the VIEs. The call option agreements and voting rights proxy agreement provide us effective control over the VIEs, while the equity interest pledge agreement secure the equity owners’ obligations under the relevant agreements. Because we have both the power to direct the activities of the VIEs that most significantly affect their economic performance and the right to receive substantially all of the benefits from the VIEs, we are deemed the primary beneficiary of the VIEs. Accordingly, we have consolidated the financial statements of the VIEs. The aforementioned contractual agreements are effective agreements between a parent and a consolidated subsidiary, neither of which is accounted for in the consolidated financial statements (i.e., a call option on subsidiary shares under the call option agreement or a guarantee of subsidiary performance under the equity pledge agreement) or are ultimately eliminated upon consolidation (i.e., service fees under the exclusive business cooperation).

We believe that our contractual arrangements with Shenzhen Xiaoying, Beijing Ying Zhong Tong and Shenzhen Tangren (collectively known as the “VIEs”) are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. The interests of the shareholders of the VIEs may diverge from that of our company, which may potentially increase the risk that they would seek to act contrary to the contractual terms.

Consolidated Trusts

As part of our efforts to develop new product offerings for institutional investors, we established a business relationship with certain trusts which were administered by third-party trust companies. The trusts were set up to invest solely in the loans facilitated by us on our platform to provide returns to the beneficiaries of the trusts through interest payments made by the borrowers. We typically provide credit to the borrowers through one of our consolidated SPVs first and then we transfer the loans to the trusts, which issue beneficial interests to the institutional investors. We continue to service the loans, and provide a guarantee to absorb substantially all of the credit risk of the trusts resulting from borrowers’ default on principal and interest. We determined that the guarantee represents a variable interest in the trusts in which we have the obligation to absorb losses of the trusts that could potentially be significant to the trusts. The servicing agreement and specifically the ability to direct default mitigation activities provide us with the power to direct the activities of the trusts that most significantly impact the economic performance of the trusts. As a result, we are considered the primary beneficiary of the trusts and consolidated the trusts’ assets, liabilities, results of operations and cash flows. The transfer of loans to the Consolidated Trusts are not eligible for sale accounting because the trust is consolidated and the loan transfer is considered an intercompany transaction. We further elected to apply fair value option to the loans (at the date of origination) and the liabilities to investors. That is, the loans are continued to be recorded on our consolidated balance sheets as loans held for investment under “Loans at fair value” and the proceeds received from the investors are recorded as trust liabilities under “Payable to investors at fair value.”

Loans and payable to investors of Consolidated Trusts

We have elected the fair value option for the loan assets and liabilities of the Consolidated Trusts that otherwise would not have been carried at fair value. Such election is irrevocable and is applied to financial instruments on an individual basis at initial recognition. We estimate the fair value of loans and payable using a discounted cash flow valuation methodology by discounting the estimated future net cash flows using an appropriate discount rate. The future net cash flows are estimated based on contractual cash flows, taking into consideration of estimated delinquency rate and collection rate of the loans, and the pre-determined rate of our guarantee exposure for certain products. Changes in fair value of loans and payable to investors are reported net as recorded in “Fair value adjustments related to Consolidated Trusts” in the consolidated statement of comprehensive income.

Guarantee Arrangement

We have an investor guarantee service which is directly and indirectly provided to the investors. If a borrower defaults, the investor is compensated for the defaulted principal and interest. Under Old ZhongAn Model, in order to maintain stable business relationship with ZhongAn, we, although not contractually obligated, at our own discretion compensated ZhongAn for substantially all the loan principal and interest default but have not been subsequently collected. At the inception of each loan, we recognize the guarantee liability at fair value in accordance with ASC 460-10, which incorporates the expectation of potential future payments under the guarantee and takes into both non-contingent and contingent aspects of the guarantee. Subsequent to the loan’s inception, the guarantee liability is composed of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. The liability recorded based on ASC Topic 460 is determined on a loan by loan basis and it is reduced when we are released from the underlying risk, i.e. as the loan is repaid by the borrower or when the investor is compensated in the event of a default. This component is a stand-ready obligation which is not subject to the probable threshold used to record a contingent obligation. When we are released from the stand-ready liability upon expiration of the underlying loan, we record a corresponding amount as “Other revenue” in the consolidated statement of comprehensive income. The other component is a contingent liability determined based on probable loss considering the actual historical performance and current conditions, representing the obligation to make future payouts under the guarantee liability in excess of the stand-ready liability, measured using the guidance in ASC Topic 450. The ASC Topic 450 contingent component is determined on a collective basis and loans with similar risk characteristics are pooled into cohorts for purposes of measuring incurred losses. The ASC 450 contingent component is recognized as part of operating expenses in the consolidated statement of comprehensive income. At all times the recognized liability (including the stand-ready liability and contingent liability) is at least equal to the probable estimated losses of the guarantee portfolio.

The guarantee liability recorded at loan inception was estimated based on our expected payouts and also incorporating a markup margin. The expected future payouts were estimated based on expected default rates and collection rates for each product type, taking into consideration of historical loss experiences for both contingent and noncontingent elements. The collection rate, if applicable, also incorporates the proceeds from liquidation of underlying collateral that would be expected to cover the payouts under the guarantee. The expected future payouts take into account missed payments initially compensated by ZhongAn within two business days from borrowers’ payment due date.

The approximate term of the guarantee service correlates directly with the term of the loan product. As such, for predominantly all loans, the approximate term for guarantee service is for a period of 12 months or less.

Under New ZhongAn Model, we no longer record any guarantee liability in accordance with ASC Topic 460 for substantially all Xiaoying Preferred Loans. Starting from September 2017, for most of newly facilitated Xiaoying Card Loans, our exposure is limited to the contractual guarantee fee that we cannot collect under the agreement from the borrower as a result of default or prepayment but are still obligated to compensate ZhongAn based on the contractual guarantee fee up to the Cap. The Cap is the lower of (1) total amount of guarantee fees contractually required to be collected from the borrowers for such loans facilitated during the current period on an aggregated basis, and (2) a certain percentage of the total principal of the loans facilitated stated in annualized manner, as pre-agreed with ZhongAn (the “Rate”). We will be notified by email for any subsequent adjustments to the Rate from ZhongAn at every quarter and no separate written agreement is needed for execution for such adjustments. The Rate will also be negotiated prospectively between ZhongAn and us based on the expected default rate. See accounting policy in Revenue Recognition. The financial guarantee is accounted for as a credit derivative under ASC 815 because the financial guarantee scope exemption in ASC 815-10-15-58 is not met. The derivative  is remeasured at each reporting period. The change in fair value of the derivative is recorded as a change in fair value of financial guarantee derivatives in the consolidated statements of comprehensive income. The derivative is increased by the guarantee fees collected from the borrowers upon receipt as we expect all the fees to be ultimately paid to ZhongAn. When we settle the guarantee through performance of the guarantee by making payments to ZhongAn, we then record a corresponding deduction to the derivative.

We use discounted cash flow model to value these financial guarantee derivatives at inception and subsequent valuation dates. This discounted cash flow model incorporates assumptions such as the expected delinquency rates, prepayment rate and discount rate. The expected delinquency rate and prepayment rate is estimated by taking into consideration of historical loss experiences. The discount rate is determined based on the market rates. For the loans facilitated during September to December 2018, we estimated at inception that the prepayment risk be immaterial.

From March 2018, we entered into an agreement with Jiangxi Ruijing, an equity investee of us, pursuant to which Jiangxi Ruijing will provide guarantee service for an identified portfolio of loans facilitated on our platform and engage directly with the borrowers and investors on our platform. Throughout the loan term, borrower will pay the guarantee fee directly to Jiangxi Ruijing. All monthly service fees and subsequent collections from the borrower are deposited directly in Jiangxi Ruijing’s account at our custodian bank. Jiangxi Ruijing can withdraw at its own discretion but is subject to a monthly limit for the purposes of ensuring adequate liquidity to compensate investors upon default. Upon the default of the borrower, Jiangxi Ruijing will directly compensate the investors and obtain the creditor’s rights of the loans. As a result, no guarantee liabilities are recorded by us for the loan portfolio that are guaranteed by Jiangxi Ruijing.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more like than not that a portion of or all of the deferred tax assets will not be realized.

We account for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2016, 2017 or 2018.

Share-Based Compensation

Share-based payment transactions with employees, such as stock options, are measured based on the grant date fair value of the awards, with the resulting expense generally recognized on a straightline basis in the consolidated statements of income over the period during which the employee is required to perform service in exchange for the award.

A summary of options we granted as of December 31, 2018 are as below:

•                  On January 25, 2015, our then sole director approved a share incentive plan for the purpose of providing incentives and rewards to employees and executives who contribute to the success of our operations and granted 13,843,645 stock options. On June 29, 2015, our then sole director granted 630,000 stock options to certain employees, directors and officers. On May 3, 2016, our then sole director granted 7,425,000 stock options to certain employees, directors and officers. The stock options expire 10 years from the date of grant and vest over a period from three to four years.

•                  On October 11, 2017, we granted 16,616,000 stock options to certain employees and senior management. The options granted have exercise prices from US$0.04 to US$4.01 per share. A portion of the stock options can only vest in the year 2021 whereas the remaining portion is vested ratably each on the first, second, third and fourth anniversary from the vesting commencement date. Share-based compensation of RMB437.3 million relating to the grant will be recognized on a straight-line basis over the vesting periods from two to four years.

•                  On April 30, 2018, we granted 841,054 stock options to certain employees and senior management. The exercise price of the options granted was US$4.01 per share. The stock option is vested ratably each on the first, second, third and fourth anniversary from the vesting commencement date. Share based compensation relating to this grant will be recognized on a straight-line basis over the vesting period from 3.6 to 4 years.

•                  On May 9, 2018, we granted 40,000,000 stock options to certain senior management. The exercise price is the offering price per share of our initial public offering which is US$4.75. Such stock options are eligible to vest, in whole or in part, when the market capitalization milestone as well as the targeted adjusted net earnings are achieved subsequent to our initial public offering. We determine the service inception date to be May 9, 2018 and the grant date to be the date of our listing on New York Stock Exchange. The offering price per share of our initial public offering was used to determine the fair value of ordinary shares at grant date to estimate the share-based compensation expense. The total share-based compensation expense of RMB16,210,135 (US$2,357,666) was recognized over a five-year period from the service inception date on a straight line basis. The share-based compensation expense recognized upon our initial public offering was RMB 9,163,461 (US$1,332,770).

•                  On October 31, 2018, we granted 475,000 of stock options to certain employees, directors and officers. The stock options shall expire 10 years from the date of grant and vest over a period from three to four years.

A summary of option activity during the years ended December 31, 2016, 2017 and 2018 are presented below:

	Number of Options	Exercise Price (RMB)	Remaining Contractual	Intrinsic Value of Options
Outstanding, as of January 1, 2016	14,473,645	0.27	8.07 - 8.45	212,786,501
Granted	7,425,000	0.27 - 10.71	10.00

Outstanding, as of December 31, 2016	21,898,645	0.27 - 10.71	8.07 - 9.34	512,704,042

Vested and expected to vest as of December 31, 2016	21,898,645	0.27 - 10.71	8.07 - 9.34	512,704,042
Exercisable as of December 31, 2016	10,248,645	0.27	8.07	242,918,094

	Number of Options	Exercise Price RMB	Remaining Contractual	Intrinsic value of options
Outstanding, as of January 1, 2017	21,898,645	0.27 - 10.71	8.07 - 9.34	512,704,042
Granted	16,616,000	0.27 - 27.02	10.00	417,506,068
Forfeited	255,000	0.27 - 10.71	8.34 - 9.78	4,998,188
Outstanding, as of December 31, 2017	38,259,645	0.27 - 27.02	7.07 - 9.78	1,156,955,666

Vested and expected to vest as of December 31, 2017	38,259,645	0.27 - 27.02	7.07 - 9.78	1,156,955,666
Exercisable as of December 31, 2017	12,361,645	0.27	7.07 - 7.45	404,987,481

	Number of options	Exercise Price RMB	Remaining Contractual	Intrinsic value of options
Outstanding as of January 1, 2018	38,259,645	0.27 - 27.02	7.07 - 9.78	1,156,955,666
Granted	41,316,054	25.42 - 30.27	10.00	1,781,629
Forfeited	2,109,000	0.27 - 30.27	7.34-9.83	162,452
Outstanding, as of December 31, 2018	77,466,699	0.27-30.27	6.07-9.83	1,005,012,166
Vested and expected to vest as of December 31, 2018	77,466,699	0.27-30.27	6.07-9.83	1,005,012,166
Exercisable as of December 31, 2018	20,053,395	0.27-25.42	6.07-9.33	586,560,814

We used the Binomial model to estimate the fair value of the options granted on the respective grant dates with assistance from independent valuation firms. The fair value per option was estimated at the date of grant.

For the years ended December 31, 2016, 2017 and 2018, we recorded compensation expenses of RMB37.9 million, RMB74.0 million and RMB171.8 million (US$25.0 million), respectively, for the stock options granted to our employees. As of December 31, 2016, 2017 and 2018, we had 21,898,645, 38,259,645 and 77,466,699 stock options outstanding, respectively. As of December 31, 2016, 2017 and 2018, there was RMB77.1 million, RMB478.0 million and RMB426.0 million (US$62.0 million) of total unrecognized compensation expense related to unvested stock options granted, respectively. As of December 31, 2018, such cost was expected to be recognized over a weighted average period of 3.2 years.

Recent Accounting Pronouncements

The recent accounting pronouncements that are relevant to us are included in note 2 to our audited consolidated financial statements, which are included in this annual report.

5.B.         Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by operating activities and proceeds from issuance and sales of our shares. As of December 31, 2016, 2017 and 2018, we had RMB504.2 million, RMB671.4 million and RMB1,069.4 million (US$155.5 million), respectively, in cash and cash equivalents. In September 2018, we completed an initial public offering of 11,763,478 ADSs (including the ADSs sold upon the exercise of the over-allotment option granted to the underwriters), representing 23,526,956 Class A ordinary shares, resulting in net proceeds to us of approximately RMB713.1 million (US$103.7 million). Our cash and cash equivalents solely consist of cash on hand. To support our short-term working capital needs for the fast growth of our business, in 2016, we received a loan from Mr. Yue (Justin) Tang of RMB325.4 million and repaid Mr. Tang RMB331.2 million. In 2017, we further received a loan of RMB285.5 million (US$41.5 million) from Mr. Tang and settled all the outstanding balance of the related party loans due to Mr. Tang in the same year. In 2017, we provided a loan of RMB217.0 million (US$31.6 million) to ZJZH, an entity controlled by Mr. Tang for its short-term working capital needs and settled all the outstanding balance of related party loans due from Mr. Tang in the same year. See “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources—Discussion of Key Balance Sheet Items—Amounts due to related party” and “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources—Financing Activities” for more details of such related party transactions. We believe such related party transactions did not have any material impact on our liquidity and working capital in 2016, 2017 and 2018 primarily because those loans were short-term loans and the amount net balance of those loans due to and due from Mr. Tang was not material compared to the cash generated by our operating activities and proceeds from our investors in private placements during the same period. We believe that our current cash and cash equivalents and our anticipated cash flows from operations and financing activities will be sufficient to meet our anticipated working capital requirements and capital expenditures for next 12 months. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2016	2017	2018
		RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flows Data:
Cash provided by (used in) operating activities	82,566	(615,327)	5,354	779
Cash provided by (used in) investing activities	(734,716)	(10,809)	412,871	60,050
Cash provided by financing activities	775,165	830,154	181,789	26,440
Net increase in cash and cash equivalents, and restricted cash	141,248	179,277	593,731	86,355
Cash and cash equivalents, and restricted cash at beginning of year	363,451	504,699	683,976	99,480
Cash and cash equivalents, and restricted cash at year end	504,699	683,976	1,277,707	185,835

Operating Activities

Cash provided by operating activities was RMB5.4 million (US$0.8 million) in 2018. In 2018, the difference between our cash provided by operating activities and our net income of RMB883.1 million (US$128.4 million) resulted mainly from the change in fair value of financial guarantee derivative of RMB201.0 million (US$29.2 million) and provision for accounts receivable and contract assets of RMB397.0 million (US$57.7 million), which were partially offset by (i) the decrease in guarantee liabilities of RMB524.3 million (US$76.3 million) due to New Zhongan Model and business cooperation with Jiangxi Ruijing, (ii) the decrease in financial guarantee derivative of RMB612.5 million (US$89.1 million) due to the time lag between the payments to ZhongAn and the collection of monthly guarantee service fees from borrowers , and (iii) the increase in accounts receivable and contract assets of RMB665.3 million (US$96.8 million) due to the increase of loan transactions.

Cash used in operating activities was RMB615.3 million in 2017. In 2017, the difference between our cash used in operating activities and our net income of RMB339.5 million resulted from an increase in accounts receivable and contract assets of RMB1,138.8 million due to an increase in the volume of loans facilitated in 2017 and a net increase in loans held for sale of RMB611.1 million, which were from loans being extended to third party borrowers under the intermediary model. This was partially offset by an increase in guarantee liabilities of RMB444.5 million.

Cash provided by operating activities was RMB82.6 million in 2016. In 2016, the difference between our cash provided by operating activities and our net loss of RMB120.2 million resulted mainly from an increase in deposit payable to channel cooperators of RMB183.2 million and sale of loans held for sale of RMB14,603.4 million and an increase in accrued expenses and other current liabilities of RMB100.4 million, which were partially offset by origination of loans held for sale of RMB14,687.5 million. The increase is mainly due to the deposits we received from the higher volume of loans we facilitated from our channel cooperators.

Investing Activities

Cash provided by investing activities was RMB412.9 million (US$60.1 million) in 2018, which was primarily attributable to the principal collection of loans at fair value of RMB744.4 million (US$108.3million), partially offset by the purchase of long term investments of RMB225.0 million (US$32.7 million).

Cash used in investing activities was RMB10.8 million in 2017, which was primarily attributable to the principal payment of loans at fair value of RMB1,444.1 million and purchase of long-term investments of RMB55.0 million, which were partially offset by principal collection of loans at fair value of RMB1,492.5 million and disposal of long-term investments of RMB16.5 million.

Cash used in investing activities was RMB734.7 million in 2016, which was primarily attributable to the investment in loans originated and held by us of RMB710.0 million.

Financing Activities

Cash provided by financing activities was RMB181.8 million (US$26.4 million) in 2018, which was attributable to proceeds from initial public offering of RMB713.1 million (US$103.7 million) and short-term bank borrowings of RMB198.0 million (US$28.8 million), which was partially offset by cash paid to investors-Consolidated Trusts of RMB696.8 million (US$101.3 million).

Cash provided by financing activities was RMB830.2 million in 2017, which was primarily attributable to the effect of proceeds from equity financing of RMB1,000.0 million and net cash received from investors in the Consolidated Trusts of RMB1,096.8 million, which were partially offset by cash paid to investors in the Consolidated Trusts of RMB1,160.0 million. In the first half of 2017, we received a loan of RMB285.5 million from Mr. Yue (Justin) Tang to support our working capital management. The loan is interest-free and payable on demand. We fully repaid the loan in 2017. Our decision to obtain the shareholder loan instead of other means of financing is due to the short-term working capital needs to support the fast growth of our business in the first half of 2017 and Mr. Yue (Justin) Tang then had the capability to provide us with the interest-free loan.

Cash provided by financing activities was RMB775.2 million in 2016, which was attributable to cash received from investors of RMB770.0 million, in-relation to the loans facilitated for institutional funding partners.

Holding Company Structure

X Financial is a holding company with no material operations of its own. We conduct our operations primarily through our Beijing WFOE and its subsidiaries, variable interest entities and its subsidiaries in China. As a result, X Financial’s ability to pay dividends depends upon dividends paid by Beijing WFOE. If Beijing WFOE or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and variable interest entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our variable interest entity may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our Beijing WFOE has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds.

5.C.                          Research and Development

We have focused on and will continue to invest in our technology system, which supports all key aspects of our online platform and is designed to optimize for scalability and flexibility.

5.D.                          Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2018 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E.                          Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2018.

5.F.                           Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payment due by period
	Total		Less than 1 year		1 — 3 years		3 — 5 years		More than 5 years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
										(in thousands)
Operating lease commitments	74.7	10.9	23.8	3.5	39.1	5.7	11.8	1.7	—	—

Our operating lease obligations relate to our leases of office premises. We lease our office premises under non-cancelable operating lease arrangements. Rental expenses under operating leases in 2018 were RMB24.0 million (US$3.5 million).

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees other than the guarantees provided to investors for certain loan products as of December 31, 2018.

5.G.                         Safe harbor

See “Forward-Looking Information.”

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.                          Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Yue (Justin) Tang	48	Chief Executive Officer, Chairman
Shaoyong (Simon) Cheng	49	President, Director
Ding (Gardon) Gao	32	Chief Technology Officer, Director
Jie (Kevin) Zhang	41	Chief Financial Officer
Kan (Kent) Li	45	Chief Risk Officer
Shengwen Rong	50	Independent Director*
Zheng Xue	48	Independent Director*
Longgen Zhang	54	Independent Director*

Mr. Yue (Justin) Tang is our founder, Chief Executive Officer and Chairman of our board of directors. Mr. Tang is responsible for our overall business strategies and operation. Before starting our company, Mr. Tang co-founded eLong.com, an online travel service company in China in 1999. From 2006 to 2014, Mr. Tang was the founder and managing partner of Blue Ridge China, an investment and consulting company. Mr. Tang received a bachelor’s degree in business administration from Concordia College.

Mr. Shaoyong (Simon) Cheng has served as our President since October 2017 and our Director since December 2017. Mr. Cheng joined us in 2015. Prior to serving as our President, Mr. Cheng served as our Chief Risk Officer from 2015 to 2017. Prior to that, Mr. Cheng served as deputy General Manager in charge of retail lending management at Bank of Communications, senior credit risk manager at HSBC North America and HSBC Asia Pacific. Mr. Cheng also served as head of CEO office and head of business banking at Hang Seng Bank China Limited, and manager at Capital One. Mr. Cheng received a bachelor’s degree and a master’s degree in engineering and a bachelor’s degree in economics from Tsinghua University, a master’s degree in industrial engineering and an MBA degree from University of Southern California.

Mr. Ding (Gardon) Gao is a co-founder of the Company. He has served as our Chief Technology Officer since April 2014 and our Director since December 2017. Mr. Gao joined us in 2014. Prior to that, Mr. Gao served as software architect from 2010 to 2014 at Tencent Holdings Limited. Mr. Gao received a bachelor’s degree in management of information system from Dalian Maritime University.

Mr. Jie (Kevin) Zhang has served as our Chief Financial Officer since November 2016. Mr. Zhang joined us in 2016. Prior to that, Mr. Zhang served as chief financial officer at a financial technology company from 2014 to 2016, finance controller at Suzhou JinCheng Media Group Co., Ltd from 2013 to 2014. Mr. Zhang worked in auditing and transaction service in Deloitte and Ernst & Young from 2000 to 2012. Mr. Zhang received a bachelor’s degree in business management from Fudan University.

Mr. Kan (Kent) Li has served as our Chief Risk Officer from November 2017. Mr. Li joined us in 2015. Prior to serving as our Chief Risk Officer, Mr. Li served as a division director in charge of unsecured loan risk from 2015 to 2017. Prior to that, he served as a manager at Capital One from September 2008 to November 2015. Mr. Li received his bachelor’s degree and master’s degree in economics from Southwestern University of Economics and Finance.

Mr. Shengwen Rong has served as our independent director since September 2018. From February 2017 to September 2018, Mr. Rong served as the Senior Vice President and then the Chief Financial Officer at Yixia Technology Co., Ltd. Prior to that, Mr. Rong served as the Chief Financial Officer at Quixey, Inc. from 2015 to 2016, the Chief Financial Officer at UCWeb from 2012 to 2014, and the Chief Financial Officer at Country Style Cooking Restaurant Chain Co., Ltd, an NYSE-listed company, from 2010 to 2012. Currently, Mr. Rong serves as an independent director of Qudian Inc. (NYSE: QD). Mr Rong is a Certified Public Accountant in the United States. Mr. Rong received a bachelor’s degree in international finance from Renmin University, a master’s degree in accounting from West Virginia University and an MBA degree from University of Chicago Booth School of Business.

Mr. Zheng Xue has served as our independent director since September 2018. Since August 2011, Mr. Xue has served as an independent director at Yingli Solor (YGE). Mr. Xue served as the Chief Financial Officer of China Music Corporation from 2015 to 2017, the Chief Financial Officer of Lightinthebox Inc. from 2011 to 2014, partner at Softbank China & India Fund from 2008 to 2010, the Chief Financial Officer of Target Media from 2005 to 2007, and the Chief Financial Officer of eLong Inc. from 2003 to 2005. Mr. Xue received a bachelor’s degree in physics from University of Illinois and an MBA degree from University of Chicago.

Mr. Longgen Zhang has served as our independent director since September 2018. Since January 2018, Mr. Zhang has served as the Chief Executive Officer at Daqo New Energy Corp., an NYSE-listed company, and an independent non-executive director at ZZ Capital International Limited, a company listed on the HKEx’s Main Board. Since May 2014, Mr. Zhang has served as a director at JinkoSolar Holding Co., Ltd., an NYSE-listed company. Mr. Zhang served as the Chief Financial Officer at JinkoSolar Holding Co., Ltd. from 2008 to 2014, and the Chief Financial Officer and director at Xinyuan Real Estate Co., Ltd., an NYSE-listed company, from 2006 to 2008. Mr. Zhang received a master’s degree in professional accounting from New Texas A&M University and a master’s degree in business administration from New Texas A&M University.

6.B.                          Compensation

Compensation

For the fiscal year ended December 31, 2018, the aggregate cash compensation and benefits that we paid to our directors and executive officers was approximately RMB3.7 million (US$0.5 million). No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a specified time period, which will be automatically extended unless either we or the executive officer gives prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense other than one which in the opinion of the board does not affect the executive’s position, willful, disobedience of a lawful and reasonable order, misconducts being inconsistent with the due and faithful discharge of the executive officer’s material duties, fraud or dishonesty, or habitual neglect of his or her duties. An executive officer may terminate his or her employment at any time with not less than one-month prior written notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. Each executive officer has also agreed to assign to our company all his or her inventions, improvements, designs, original works of authorship, formulas, processes, compositions of matter, computer software programs, databases, mask works, concepts and trade secrets which the executive officer may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of the executive officer’s employment with us that are either related to the scope of the employment or make use of the resources of the company. In addition, all executive officers have agreed to be bound by non-competition and non-solicitation restrictions set forth in their agreements. Specifically, each executive officer has agreed to devote all his or her working time and attention to our business and use best efforts to develop our business and interests. Moreover, each executive officer has agreed not to, for a certain period following termination of his or her employment or expiration of the employment agreement: (i) carry on or be engaged, concerned or interested directly or indirectly whether as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with us, (ii) solicit or entice away any of our user, client, representative or agent, or (iii) employ, solicit or entice away or attempt to employ, solicit or entice away any of our officer, manager, consultant or employee.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, users or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have entered into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Share Incentive Plan

The 2015 Global Share Option Plan (the “Share Incentive Plan”) was adopted by our then sole director on January 25, 2015, and amended and restated as the Amended and Restated 2015 Global Share Incentive Plan by our board of directors on May 9, 2018.

The purpose of the Share Incentive Plan is to enhance our ability to attract and retain the best available personnel for positions of substantial responsibility and to promote the value of our company, by providing such persons an opportunity to acquire or increase a direct interest in our operations and future success. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Share Incentive Plan is 95,849,500 ordinary shares. The ordinary shares subject to the Share Incentive Plan may be authorized but unissued or reacquired ordinary shares.

The following paragraph summarize the terms of the Share Incentive Plan.

Share reserve.     The maximum aggregate number of ordinary shares that will be subject to award and sold under the Share Incentive Plan is 95,849,500 shares. During the term of this Plan, we will at all times reserve and keep available such number of ordinary shares as will be sufficient to satisfy the requirements of the Share Incentive Plan. If an award expires or becomes unexercisable without having been exercised in full, the ordinary shares unvested which were subject thereto will become available for future grant or sale under the Share Incentive Plan. Ordinary shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant or sale under the Share Incentive Plan.

Administration.     The Share Incentive Plan will be administered by (A) our board of directors; or (B) where a committee has been established in our company, the committee (in either event, the “Administrator”). These administrative powers include, but are not limited to, approving forms of award documents, determining the terms and conditions of any award granted, determining the fair market value of an ordinary share, prescribing, amending and rescinding rules and regulations relating to the Share Incentive Plan and modifying and amending each award.

Types of Awards.     The Share Incentive Plan permits the grants of stock options, SARs, restricted stock, RSUs, performance awards, deferred awards and other share-based awards.

•                  Stock Options.   A stock option is a right to purchase ordinary shares at a future date at a specified exercise price. Stock options that are intended to qualify as incentive stock options must meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended. The per share exercise price of a stock option (except in the case of substitute awards) will be determined by the Administrator at the time of grant but will be no less than one hundred percent of the fair market value per ordinary share on the date of grant, subject to certain exceptions. No stock option will be exercisable more than ten years from the grant date, except that the Administrator may generally provide for an extension of such ten-year term in the event the exercise of the stock option would be prohibited by law on the expiration date. In the case of an incentive stock option granted to an employee who has owned ordinary shares representing more than ten percent of the voting power of all classes of ordinary shares of the company or any parent or subsidiary, the per share exercise price will be no less than one hundred ten percent of the fair market value per ordinary share on the date of grant, and the term of the incentive stock option will be five years from the date of grant or such shorter term as may be provided in the award document.

•                  SARs.   A SAR represents a right to receive, in cash or ordinary shares, upon exercise by a participant or settlement, the excess of (i) the fair market value of one ordinary share on the date of exercise or settlement over (ii) the exercise price of the right on the date of grant, or if granted in connection with an option, on the date of grant of the option. The per share exercise price for the ordinary shares to be issued pursuant to the exercise of a SAR (except in the case of substitute awards) will be determined by the Administrator, but will be no less than one hundred percent of the fair market value per ordinary share on the date of grant. The Administrator will determine the date on which each SAR may be exercised or settled and the expiration date of each SAR. However, no SAR will be exercisable more than ten years from the grant date.

•                  Restricted Stock.   Restricted stock is an award of ordinary shares of our common stock that are subject to restrictions on transfer and a substantial risk of forfeiture.

•                  RSU.   An RSU represents a right to receive the value of one ordinary share, subject to specified vesting and other restrictions.

•                  Performance Awards.   Performance awards, which may be denominated in cash or ordinary shares, will be earned upon the satisfaction of performance conditions specified by the Administrator. These performance criteria may be measured on an absolute (e.g., plan or budget) or relative basis, may be established on a corporate-wide basis or with respect to one or more business units, divisions, subsidiaries or business segments, and may be made relative to an index or other acceptable objective and quantifiable indices. The Administrator may specify that any other award shall constitute a performance award by conditioning the right of a participant to exercise the award or have it settled, and the timing thereof, upon achievement or satisfaction of such performance conditions as may be specified by the Administrator.

•                  Deferred Awards.   The Administrator is authorized to grant awards denominated in a right to receive ordinary shares on a deferred basis.

•                  Other Share-Based Awards.   The Administrator is authorized to grant other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, ordinary shares or factors that may influence the value of ordinary shares.

Eligibility.     Equity incentive awards may be granted to employees, directors, consultants or any other person providing services to the company, or any parent, subsidiary or affiliate of the company.

Term of Plan.     The Share Incentive Plan became effective upon its initial adoption by our then sole director on January 15, 2015. Unless sooner terminated by the board of directors, the Share Incentive Plan will continue in effect for a term of ten years from the later of (a) the effective date of the Share Incentive Plan, or (b) the earlier of the most recent board of directors or shareholder approval of an increase in the number of ordinary shares reserved for issuance under the Share Incentive Plan, which occurred on May 9, 2018 in connection with the approval of the resolutions effecting the amendment and restatement of the Share Incentive Plan.

Termination of Service.     The Administrator will determine the effect of a termination of service on outstanding awards, including whether the awards will vest, become exercisable, settle or be forfeited.

Adjustment upon Merger or Change in Control.     In the event of a merger or a change of control, except as otherwise provided in the applicable award agreement, the Administrator may provide for the treatment of each outstanding award without a Plan participant’s consent, including without limitation, that

•                  Awards will be assumed, or substantially equivalent awards be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices;

•                  Upon written notice to a participant, the participant’s awards will terminate upon or immediately prior to the consummation of such merger or change in control;

•                  Outstanding awards will vest and become exercisable, realizable or payable, or restrictions applicable to an award will lapse, in whole or in part prior to or upon consummation of such merger or change in control;

•                  The awards will terminate in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such awards or realization of the participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Administrator determines in good faith that no amount would have been attained upon the exercise of such awards or realization of the participant’s rights, then such award may be terminated by the company without payment), or such awards will be replaced with other rights or property selected by the Administrator in its sole discretion; or

•                  Any combination of the foregoing.

Amendment and Termination.     Our board of directors may amend, alter, suspend, discontinue or terminate the Share Incentive Plan. The Administrator may also amend, alter, suspend, discontinue or terminate, or waive any conditions or rights under, any outstanding award. However, subject to the adjustment provision and change in control provision, any such action by the Administrator that would materially adversely affect the rights of a holder of an outstanding award may not be taken without the holder’s consent, except to the extent that such action is taken to cause the Share Incentive Plan to comply with applicable laws, stock market or exchange rules and regulations, or accounting or tax rules and regulations, or to impose any “clawback” or recoupment provisions on any awards in accordance with the Share Incentive Plan.

On January 25, 2015, we granted 13,843,645 stock options to employees and executives. On June 29, 2015, we granted 630,000 stock options to certain employees, directors and officers. On May 3, 2016, we granted 7,425,000 stock options to certain employees, directors and officers. On October 11, 2017, we granted 16,616,000 stock options to certain employees and senior management. On April 30, 2018, we granted 841,054 stock options to certain employees and senior management. On May 9, 2018, we granted 40,000,000 stock options to certain senior management. The exercise price of such 40,000,000 stock options is US$4.75, the offering price per share of our initial public offering, and such options have become exercisable upon the completion of our initial public offering and in accordance with the vesting schedule, which is specified in the relevant award agreement. On October 31, 2018, we granted 475,000 stock options to certain employees. On April 15, 2019, we granted 150,000 RSUs to certain directors, which are subject to the vesting schedule specified in the relevant award agreement.

The table below summarizes, as of the date of this annual report, the awards we have granted to our directors and executive officers.

Name	Position	Ordinary Shares Underlying Options Awarded	Option Exercise Price		Grant Date	Option Expiration Date
Yue (Justin) Tang	Chief Executive Officer and Director	3,803,645	US$	0.04	January 25, 2015	January 24, 2025
		30,000,000	US$	4.75	May 9, 2018	May 8, 2023
Shaoyong (Simon) Cheng	President and Director	*	US$	0.04	May 3, 2016	May 2, 2026
		*	US$	0.04	October 11, 2017	October 10, 2027
		*	US$	4.75	May 9, 2018	May 8, 2023
Ding (Gardon) Gao	Chief Technology Officer and Director	*	US$	0.04	January 25, 2015	January 24, 2025
		*	US$	0.04	October 11, 2017	October 10, 2027
		*	US$	4.75	May 9, 2018	May 8, 2023
Jie (Kevin) Zhang	Chief Financial Officer	*	US$	0.04	October 11, 2017	October 10, 2027
		*	US$	1.575	October 11, 2017	October 10, 2027
		*	US$	4.75	May 9, 2018	May 8, 2023
Kan (Kent) Li	Chief Risk Officer	*	US$	0.04	May 3, 2016	May 2, 2026
		*	US$	1.575	October 11, 2017	October 10, 2027
		*	US$	4.75	May 9, 2018	May 8, 2023

Name	Position	Ordinary Shares Underlying RSUs Awarded	Price per RSU		Grant Date	Expiration Date
Shengwen Rong	Independent Director	*	US$	0	April 15, 2019	—
Zheng Xue	Independent Director	*	US$	0	April 15, 2019	—
Longgen Zhang	Independent Director	*	US$	0	April 15, 2019	—

* Less than 1% of our total outstanding shares.

For discussions of our accounting policies and estimates for awards granted pursuant to the Share Incentive Plan, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Share-based compensation.”

6.C.                          Board Practices

Board of Directors

Our board of directors will consist of six directors, including three independent directors, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 to which this annual report forms a part. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the NYSE generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the NYSE permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.

Our board of directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures, bonds and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third-party.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered.

We have no service contracts with any of our directors providing for benefits upon termination of employment. See “Item 6.B. Directors, Senior Management and Employees—Compensation.”

Board Committees

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of three directors, namely Shengwen Rong, Longgen Zhang and Zheng Xue, and is chaired by Shengwen Rong. Our board of directors has determined that each of the three directors satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the Corporate Governance Rules of the NYSE. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things: selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•                  setting clear hiring policies for employees or former employees of the independent auditors;

•                  reviewing with the independent auditors any audit problems or difficulties and management’s response;

•                  reviewing and approving all related-party transactions;

•                  discussing the annual audited financial statements with management and the independent auditors;

•                  discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•                  reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•                  reviewing with management and the independent auditors related-party transactions and off-balance sheet transactions and structures;

•                  reviewing with management and the independent auditors the effect of regulatory and accounting initiatives;

•                  reviewing policies with respect to risk assessment and risk management;

•                  reviewing our disclosure controls and procedures and internal control over financial reporting;

•                  reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company;

•                  establishing procedures for the receipt, retention and treatment of complaints we received regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•                  periodically reviewing and reassessing the adequacy of our audit committee charter;

•                  such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•                  meeting separately, periodically, with management, the internal auditors and the independent auditors.

Compensation Committee

Our compensation committee consists of three directors, namely Longgen Zhang, Shengwen Rong and Zheng Xue, and is chaired by Longgen Zhang. Our board of Directors has determined that each of the three directors satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the Corporate Governance Rules of the NYSE. Our compensation committee assists the board in reviewing and approving the compensation structure of our executive officers, including all forms of compensation to be provided to our executive officers. The compensation committee is responsible for, among other things:

•                  reviewing and approving the compensation for our senior executives;

•                  reviewing and evaluating our executive compensation and benefits policies generally;

•                  reporting to our board of directors periodically;

•                  evaluating its own performance and reporting to our board of directors on such evaluation;

•                  periodically reviewing and assessing the adequacy of the compensation committee charter and recommending any proposed changes to our board of directors; and

•                  such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of three directors, namely Zheng Xue, Shengwen Rong and Longgen Zhang, and is chaired by Zheng Xue. Our board of Directors has determined that each of the three directors satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•                  identifying and recommending to the board of directors qualified individuals for membership on the board of directors and its committees;

•                  evaluating, at least annually, its own performance and reporting to the board of directors on such evaluation;

•                  overseeing compliance with the corporate governance guidelines and code of business conduct and ethics and reporting on such compliance to the board of directors; and

•                  reviewing and assessing periodically the adequacy of its charter and recommending any proposed changes to the board of directors for approval.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to our company to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our seconded amended and restated memorandum and articles of association, as amended and re-stated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to borrow money, and to mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

The functions and powers of our board of directors include, among others:

•                  convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•                  declaring dividends and distributions;

•                  appointing officers and determining the term of office of officers;

•                  exercising the borrowing powers of our company and mortgaging the property of our company; and

•                  approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or until the expiration of his term or his successor has been elected and qualified. A director will be removed from office automatically if, among other thing, the director (i) dies; (ii) becomes bankrupt or makes any arrangement or composition with his creditors generally; (iii) is found to be or becomes of unsound mind; (iv) resigns his office by notice in writing to our company; (v) is prohibited by law from being a director; and (vi) is removed from the office pursuant to any other provisions of our second amended and restated memorandum and articles of association.

6.D.                          Employees

As of December 31, 2018, we had a total of 744 employees based in China. The following table sets forth the breakdown of our employees as of December 31, 2018 by function:

	As of December 31, 2018
Functions	Number of Employee	% of Total Employees
Technology Development	463	62.2%
Financial Products	90	12.1%
Risk Management	117	15.7%
General Management	57	7.7%
Marketing	17	2.3%
Total	744	100.0%

We have entered into individual employment contracts with our employees to cover matters such as salaries, benefits, and grounds for termination. As required by regulations in China, we participate in various government statutory social security plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund. We are required under PRC law to contribute to social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time.

We maintain a good working relationship with our employees, and as of the date of this annual report, we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions.

6.E.                          Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2019, by:

•                  each of our directors and executive officers;

•                  all of our directors and executive officers as a group; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 310,614,298 ordinary shares issued and outstanding as of the date of this annual report, comprised of 213,014,298 Class A ordinary shares and 97,600,000 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the ordinary shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group.

	Ordinary Shares Beneficially Owned as of March 31, 2019
	Class A ordinary share		Class B ordinary share		Percentage of total ordinary shares on an as- converted basis	Percentage of aggregate voting power**
	Number	%	Number	%
Directors and Executive Officers:
Yue (Justin) Tang (1)	3,803,645	1.22%	97,600,000	31.42%	32.25%	90.18%
Shaoyong (Simon) Cheng	*	*	—	—	*	*
Ding (Gardon) Gao	*	*	—	—	*	*
Jie (Kevin) Zhang	*	*	—	—	*	*
Kan (Kent) Li	*	*	—	—	*	*
Shengwen Rong ***	*	*	—	—	*	*
Zheng Xue ***	*	*	—	—	*	*
Longgen Zhang ***	*	*	—	—	*	*
All directors and executive officers as a group	7,703,645	2.48%	97,600,000	31.42%	33.08%	90.20%
Principal Shareholders:
Mangrove Coast Investment Limited (2)	3,803,645	1.22%	97,600,000	31.42%	32.25%	90.18%
Deal Vanguard Limited (3)	38,095,238	12.26%	—		12.26%	1.76%
All Trade Base Investment Limited (4)	28,201,772	9.08%	—		9.08%	1.30%
Dragon Destiny Limited (5)	27,113,806	8.73%	—		8.73%	1.25%
Pine Cove Global Limited (6)	20,000,000	6.44%	—		6.44%	0.92%

* Less than 1% of our total outstanding shares.
** For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

*** Each of Shengwen Rong, Zheng Xue and Longgen Zhang has accepted their appointment to be an independent director of our company, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this annual report is a part.

(1) Represents (i) 97,600,000 Class B ordinary shares held by Mangrove Coast Investment Limited, a British Virgin Islands company controlled by Mangrove Coast Trust, and (ii) 3,803,645 Class A ordinary shares that Mr. Yue (Justin) Tang may purchase upon exercise of options within 60 days of the date of this annual report. The registered address of Mangrove Coast Investment Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. Mangrove Coast Trust is a trust established under the laws of Bahamas and managed by RHONE TRUSTEES (BAHAMAS) LTD. as the trustee. Mr. Yue (Justin) Tang is the settlor of the trust and Mr. Tang and his family members are the trust’s beneficiaries.

(2) Represents (i) 97,600,000 Class B ordinary shares held by Mangrove Coast Investment Limited, a British Virgin Islands company controlled by Mangrove Coast Trust, and (ii) 3,803,645 Class A ordinary shares that Mr. Yue (Justin) Tang may purchase upon exercise of options within 60 days of the date of this annual report. The registered address of Mangrove Coast Investment Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. Mangrove Coast Trust is a trust established under the laws of Bahamas and managed by RHONE TRUSTEES (BAHAMAS) LTD. as the trustee. Mr. Yue (Justin) Tang is the settlor of the trust and Mr. Tang and his family members are the trust’s beneficiaries.

(3) Represents 38,095,238 Class A ordinary shares held by Deal Vanguard Limited, a British Virgin Islands company wholly owned by Chow Tai Fook Enterprises Limited, which is wholly owned by Chow Tai Fook (Holding) Limited in which Chow Tai Fook Capital Limited holds a 81.03% equity interest. The registered address of Deal Vanguard Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(4) Represents 28,201,772 Class A ordinary shares held by All Trade Base Investment Limited, a British Virgin Islands company wholly owned by Baoguo Zhu. The registered address of All Trade Base Investment Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(5) Represents 27,113,806 Class A ordinary shares held by Dragon Destiny Limited, a British Virgin Islands company wholly owned by Chung Kiu Cheung. The registered address of Dragon Destiny Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(6) Represents 20,000,000 Class A ordinary shares held by Pine Cove Global Limited, a British Virgin Islands company wholly owned by Nexus Asia Growth Fund SPC and ultimately controlled by David Fung. The registered address of Pine Cove Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.                          Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — F. Share Ownership.”

7.B.                          Related Party Transactions

Transactions with Mr. Yue (Justin) Tang

In 2016, we received a loan from Mr. Yue (Justin) Tang of RMB325.4 million to support our working capital management and repaid Mr. Yue (Justin) Tang RMB331.2 million. As of December 31, 2016, we had amounts due to related party of RMB106.6 million consisting of a loan from Mr. Yue (Justin) Tang. The loan is interest-free and payable on demand. In 2017, we further received a loan of RMB285.5 million (US$43.1 million) from Mr. Yue (Justin) Tang. The loan is interest-free and payable on demand. We settled all the outstanding balance of the related party loans due to Mr. Yue (Justin) Tang in 2017. As of December 31, 2017 and December 31, 2018, the net balance due to Mr. Yue (Justin) Tang was nil.

In 2017, we provided a loan of RMB217.0 million (US$32.8 million) to an entity controlled by Mr. Yue (Justin) Tang. The loan is interest-free and payable on demand. We settled all the outstanding balance of related party loans due from Mr. Yue (Justin) Tang in July 2017. As of December 31, 2017 and December 31, 2018, the net balance due from Mr. Yue (Justin) Tang was nil.

We did not receive related party loans from shareholders other than Mr. Yue (Justin) Tang and his controlled entities.

Transactions with Jiangxi Ruijing

In 2018, Jiangxi Ruijing, one of our equity investees, provided guarantee over RMB1,333,503,026 (US$193,949,971) worth of loans facilitated through the Company’s platform and received RMB21,918,796 (US$3,187,957) guarantee fees from the borrowers. In 2018, the Company remitted RMB20,000,000 (US$2,908,879) to Jiangxi Ruijing as a form of security deposit to cover for any circumstances in which the loans referred by Company were fictitious.

Contractual Arrangement with our VIEs and their Shareholders

PRC laws and regulations currently restrict foreign ownership and foreign investment in VATS in China. As a result, we operate our relevant business through contractual arrangements among Xiaoying Beijing, our wholly-owned PRC subsidiary, VIEs, our consolidated VIE, and their shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Consolidated VIEs and their Shareholders”

Private Placement

Securities Issuances and Transfers of X Financial

Ordinary Shares

Upon our incorporation in the Cayman Islands on January 5, 2015, we issued 1 ordinary share, par value US$0.0001 per share, to Maricorp Service Ltd, shortly after which was transferred to Mangrove Coast Investment Limited, a BVI company wholly owned by Mr. Yue (Justin) Tang. On the same day, we issued 57,599,999 and 32,000,000 ordinary shares, par value US$0.0001 per share to Mangrove Coast Investment Limited and All Trade Base Investment Limited respectively.

On January 6, 2015, we issued 70,400,000 ordinary shares, par value US$0.0001 per share to Magic Strength Holdings Limited, among which 6,400,000 ordinary shares were transferred to Colour Light Investments Limited on August 7, 2015. On the same day, we issued 40,000,000 ordinary shares, par value US$0.0001 per share to Mangrove Coast Investment Limited and 38,095,238 to Deal Vanguard Limited for a total consideration of US$60 million.

On October 18, 2017, All Trade Base Investment Limited transferred 9,887,803 ordinary shares, par value US$0.0001 per share to Easy Alpha Group Limited. On November 13, 2017, Colour Light Investments Limited transferred 304,758 ordinary shares, par value US$0.0001 per share and Magic Strength Holdings Limited transferred 8,095,242 shares, par value US$0.0001 per share to Legend Architecture Consultant Limited. On December 6, 2017, Magic Strength Holdings Limited transferred 20,000,000 ordinary shares, par value US$0.0001 per share to Pine Cove Global Limited.

On December 13, 2017, we issued 8,398,421 ordinary shares, par value US$0.0001 per share to Prize Apex Limited, 8,398,421 to Intime International Holdings Limited, 2,939,447 to Senior Life Management Limited, 1,016,881 to Emmanuel Special Opportunity Fund SPC, 190,812 to Dynamic Youth Limited, 796,507 to Cyanhill Capital Limited, 1,221,466 to Phoenix Wealth (Cayman) Asset Management Limited, 763,584 to Hyperfinite Galaxy Holding Limited, 6,088,855 to All Trade Base Investment Limited, 2,099,605 to Nison International Holdings Limited, 2,099,605 to Home Value Holding Co., Limited, 1,679,684 to QomoLangma Ltd, 4,199,211 to Golden Wise International Limited and 2,099,605 to Jacky Jiang. Magic Strength Holdings Limited transferred 8,790,952 ordinary shares, par value US$0.0001 per share to MACRO-LINK International Investment Co., Ltd.

On December 21, 2017, Legend Architecture Consultant Limited transferred 4,395,476 ordinary shares, par value US$0.0001 per share to Ocean Pine Inc and Magic Strength Holdings Limited transferred 27,113,806 ordinary shares to Dragon Destiny Limited. On December 31, 2017, Colour Light Investments Limited transferred 1,000,000 ordinary shares, par value US$0.0001 per share to Legend Architecture Consultant Limited.

Options

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

Subscription of Registered Capital and Share Transfers of Shenzhen Xiaoying

Shareholder	Date of subscription	Amount of registered capital (RMB)	Consideration (RMB)	Date ceased to be a shareholder
Shenzhen Genxing Investment Management Co., Ltd.	October 16, 2016	15,825,000	15,825,000	December 6, 2017
Zijinzhonghao (Zhejiang) Investment Co., Ltd.*	October 16, 2016	14,175,000	14,175,000
Baoguo Zhu	October 16, 2016	7,875,000	7,875,000
Shenzhenshi Shengheng Investment Co., Ltd.	October 16, 2016	1,500,000	1,500,000	December 6, 2017
Tibet Linzhi Ding Fang Yuan Investment Consultant Co., Ltd.	October 16, 2016	9,375,000	9,375,000	December 6, 2017
Shenzhen Ao Li Hua Investment Management Partnership (Limited Partnership)	October 16, 2016	9,105,459	9,105,459
Shenzhen Gu Fo Investment Management Partnership (Limited Partnership)	October 16, 2016	6,510,416	6,510,416
Shenzhen Bo Li Fu Investment Management Partnership (Limited Partnership)	October 16, 2016	738,281	738,281
Shenzhen Man Ni Ou Investment Management Partnership (Limited Partnership)	December 19, 2016	7,233,795	7,233,795
Yue (Justin) Tang	June 13, 2017	981,729	95,000,000
Baoguo Zhu	June 13, 2017	1,498,429	145,000,000
Haihong Zhuang	June 13, 2017	1,033,399	100,000,000	December 6, 2017
Xinjian Jiang	June 13, 2017	516,700	50,000,000	December 8, 2017
Tianan Life Insurance Co., Ltd.	June 13, 2017	4,133,596	400,000,000	November 6, 2017
Ningbo Hi-tech District Shangshui Equity Investment Partnership (Limited Partnership)	June 13, 2017	723,380	70,000,000	December 6, 2017
Shanghai City Real Estate Holding Co., Ltd.	June 13, 2017	516,700	50,000,000	December 6, 2017
Zhejiang Jinke Culture Industry Co., Ltd.	June 13, 2017	413,360	40,000,000	December 6, 2017
Laike (Suzhou) Investment Co., Ltd.	June 13, 2017	516,700	50,000,000	December 25, 2017
Ningxia Yanrui Wuyuan Equity Investment Partnership (Limited Partnership)	November 6, 2017	2,066,798	218,000,000	December 8, 2017
Beijing Guojun Investment Co., Ltd.	November 6, 2017	2,066,798	218,000,000	December 8, 2017
Shaoxing Shangyu Zhufeng Investment Management Partnership (Limited Partnership)	December 6, 2017	413,360	65,000,000	December 8, 2017
Yue (Justin) Tang	December 6, 2017	28,973,479	213,842,000.15
Yue (Justin) Tang	December 8, 2017	5,063,656	55,250,386.78
Yue (Justin) Tang	December 25, 2017	516,700	5,637,794.57

* previously known as Zijinzhonghao (Tianjin) Investment Co., Ltd.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation— Employment Agreements and Indemnification Agreements” for a description of the employment agreements we have entered into with our senior executive officers.

Share Incentives

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan” for a description of share awards we have granted to our directors, officers and other individuals as a group.

7.C.                          Interests of Experts and Counsel

Not applicable.

ITEM 8.                                                FINANCIAL INFORMATION

8.A.                          Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Litigation

From time to time, we become subject to legal proceedings and claims in the ordinary course of our business. We are currently involved in several lawsuits in PRC courts primarily including lawsuits initiated by us to recover defaulted loan repayment, including our claim against one corporate borrower for the repayment of loan principal, interest, penalty fees and service fees for our services amounting to approximately RMB108.3 million (US$17.3 million), which we have accrued additional RMB73.5 million (US$11.7 million), equal to the full amount of principal and accrued interest of the defaulted loan for the contingent liability in relation to the guarantee service provided to the investors of the loans in 2017.

Mr. Yue (Justin) Tang, our founder, Chairman of the board and Chief Executive Officer, has been named in a lawsuit filed by ChinaCast Education Corporation in the United States, there is uncertainty as to the outcome of this lawsuit and its impact on us. For further details regarding this lawsuit, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Mr. Yue (Justin) Tang, our founder, Chairman of the board and Chief Executive Officer, named in a lawsuit filed by ChinaCast Education Corporation in the United States; there is uncertainty as to the outcome of this lawsuit and its impact on us.”

While we do not believe that such currently pending proceedings are likely to have a material adverse effect on our business, financial condition, or results of operations, we cannot guarantee that they will be decided or resolved favorably for us, and such pending proceedings or any future legal proceedings or claims, even if not meritorious, could result in our expenditure of significant financial, legal, and management resources.

Dividend Policy

We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Although we have declared dividend historically, we do not expect to pay cash dividends periodically in the foreseeable future.

Our board of directors has complete discretion, subject to certain requirements of Cayman Islands law, in deciding whether to distribute dividends. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

We are a holding company with no material operations of our own. PRC regulations may restrict the ability of Beijing WFOE to pay dividends to us. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by Beijing WFOE. If Beijing WFOE or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the underlying Class A ordinary shares represented by our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the underlying Class A ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description Of Securities Other Than Equity Securities—12.D. American Depositary Shares.”

Cash dividends on our Class A ordinary shares and Class B ordinary shares, if any, will be paid in U.S. dollars.

8.B.                          Significant Changes

Except as otherwise disclosed in this annual report on Form 20-F, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.                                                THE OFFER AND LISTING

9.A.                          Offering and Listing Details

Our ADSs have been listed on the New York Stock Exchange since September 19, 2018 under the symbol “XYF.” Each ADS represents two ordinary shares, par value US$0.0001 per share.

9.B.                          Plan of Distribution

Not applicable.

9.C.                          Markets

Our ADSs have been listed on the New York Stock Exchange since September 19, 2018 under the symbol “XYF.”

9.D.                          Selling Shareholders

Not applicable.

9.E.                          Dilution

Not applicable.

9.F.                           Expenses of the Issue

Not applicable.

ITEM 10.                                         ADDITIONAL INFORMATION

10.A.                   Share Capital

Not applicable.

10.B.                   Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our Second Amended and Restated Memorandum and Articles of Association and the Companies Law (as amended) of the Cayman Islands, or Companies Law, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our Second Amended and Restated Memorandum and Articles of Association, the form of which was filed as Exhibit 3.2 to our registration statement on Form F-1 (File Number 333-227065) filed with the Securities and Exchange Commission on August 28, 2018. Our board of directors adopted our Second Amended and Restated Memorandum and Articles of Association by a special resolution on August 24, 2018, which became effective immediately prior to completion of our initial public offering of ADSs representing our ordinary shares.

The following are summaries of material provisions of our Second Amended and Restated Memorandum and Articles of Association and the Companies Law as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

According to Clause 3 of our Amended and Restated Memorandum of Association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General.     Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends.     The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our seconded amended and restated memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared.

Voting Rights.     In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. A resolution put to the vote of the general meeting shall be decided on the vote of the requisite majority pursuant to a poll of the shareholders. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our seconded amended and restated memorandum and articles of association.

Conversion.     Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.

Transfer of Ordinary Shares.     Subject to the restrictions contained in our second amended and restated memorandum and articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•                  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•                  the instrument of transfer is in respect of only one class of ordinary shares;

•                  the instrument of transfer is properly stamped, if required;

•                  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•                  a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within two calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.

Liquidation.     On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of a Class A ordinary share and a holder of a Class B ordinary share will be the same in any liquidation event.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares.     Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.     We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.     If at any time, our share capital is divided into different classes or series of shares, all or any of the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series) may, whether or not our Company is being wound up, be varied with the consent in writing of the holders of a majority of the issued shares of that class, or the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders

Shareholders’ meetings may be convened by a majority of our board of directors or our chairman. Advance notice of at least fifteen calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for and throughout a meeting of shareholders consists of at least one shareholder entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing a majority of all votes attaching to all of our shares in issue and entitled to vote.

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our second memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our second memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than ten percent (10%) of the total number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our second memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with the right to receive annual audited financial statements.

Changes in Capital

We may from time to time by ordinary resolution:

•                  increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•                  consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•                  sub-divide our existing shares, or any of them into shares of a smaller amount; or

•                  cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

However, no alteration contemplated above, or otherwise, may be made to the par value of the Class A ordinary shares or Class B ordinary shares unless an identical alteration is made to the par value of the Class B ordinary shares and Class A ordinary shares, as the case may be.

We may by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Law. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•                  an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•                  an exempted company’s register of members is not open to inspection;

•                  an exempted company does not have to hold an annual general meeting;

•                  an exempted company may issue no par value shares;

•                  an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•                  an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•                  an exempted company may register as a limited duration company; and

•                  an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently comply with the NYSE rules in lieu of following home country practice. The NYSE rules require that every company listed on the NYSE hold an annual general meeting of shareholders. In addition, our second amended and restated memorandum and articles of association allow directors to call special meeting of shareholders pursuant to the procedures set forth in our articles.

10.C.                   Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” and in “Item 7. Major shareholders and Related Party Transactions” or elsewhere in this annual report.

10.D.                   Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions. See “Item 4. Information of the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

10.E.                   Taxation

The following sets forth material Cayman Islands, PRC and U.S. federal income tax consequences of the ownership of our Class A ordinary shares or ADSs. It is based upon laws and relevant interpretations thereof as of the date hereof, all of which are subject to change. This discussion does not address all possible tax consequences relating to an investment in our Class A ordinary shares or ADSs, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and Class A ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands are not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

PRC Taxation

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and amended on February 24, 2017. The Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules of the Enterprise Income Tax Law further defines the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. In addition, any gain realized on the transfer of shares by such investors is also subject to PRC tax at a rate of 10%, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized from the transfer of our ordinary shares or ADSs, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a current rate of 20% (which in the case of dividends may be withheld at source). Any PRC tax liability may be reduce under applicable tax treaties or tax arrangements between China and other jurisdictions. If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

U.S. Federal Income Taxation

The following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of the ADSs or Class A ordinary shares (“ordinary shares”), but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold ADSs or ordinary shares.

This discussion applies only to a U.S. Holder that holds the ADSs or ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

•                  certain financial institutions;

•                  dealers or traders in securities that use a mark-to-market method of tax accounting;

•                  persons holding ADSs or ordinary shares as part of a straddle, conversion transaction, integrated transaction or similar transaction;

•                  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•                  entities classified as partnerships for U.S. federal income tax purposes and their partners or investors;

•                  tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•                  persons that own or are deemed to own ADSs or ordinary shares representing 10% or more of our voting power or value;

•                  persons who acquired our ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•                  persons holding ADSs or ordinary shares in connection with a trade or business outside the United States.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns ADSs or ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ADSs or ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

As used herein, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•                  a citizen or individual resident of the United States;

•                  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•                  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or ordinary shares in their particular circumstances.

Taxation of Distributions

Except as described below under “—Passive Foreign Investment Company Rules,” distributions paid on our ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, and subject to the passive foreign investment company rules described below, dividends paid to certain non-corporate U.S. Holders may be taxable at favorable rates. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of these favorable rates in their particular circumstances.

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of ADSs, the depositary’s, receipt. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—PRC Taxation”, dividends paid by the Company may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax (if any). Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign tax credits in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct any such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of ADSs or Ordinary Shares

Except as described below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in such ADSs or ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders may be subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “—PRC Taxation” gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source and therefore claim foreign tax credits in respect of PRC taxes on such disposition gains. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the market price of our ADSs, we believe we were not a PFIC for our 2018 taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear, particularly with respect to loans that are initially and temporarily funded with our own capital before being sold to external investors. In addition, our income and assets associated with our consolidated trust business may be treated as passive for PFIC purposes. Therefore, if the proportion of our income or assets attributable to our Consolidated Trusts increases in the future, the risk of us being a PFIC would increase. It is also not entirely clear how the contractual arrangements between us and our VIEs will be treated for purposes of the PFIC rules, and we may be a PFIC for any taxable year if our VIEs are not treated as owned by us for these purposes. Because the proper characterization of certain components of our income and assets, and the treatment of our contractual arrangements with our VIES, is not entirely clear, because we hold a substantial amount of cash, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ADSs or ordinary shares, which has been, and may continue to be, volatile), there can be no assurance that we were not a PFIC for our 2018 taxable year or will not become a PFIC for the current or any future taxable year.

If we were a PFIC for any taxable year and any of our subsidiaries, VIEs or other companies in which we own or are treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders did not receive the proceeds of those distributions or dispositions.

In general, if we were a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or ordinary shares would be allocated ratably over that U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ADSs or ordinary shares exceed 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such distributions would be subject to taxation in the same manner. In addition, if we were a PFIC (or with respect to a particular U.S. Holder were treated as a PFIC) for a taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rates described above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status.

Alternatively, if we were a PFIC and if the ADSs were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs would be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter. The New York Stock Exchange, where our ADSs are listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which the Company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions “ above (except that the favorable tax rates with respect to dividends paid to non-corporate U.S. Holders would not apply, as described above). U.S. Holders will not be able to make a mark-to-market election with respect to our ordinary shares, or with respect to any shares of a Lower-tier PFIC, because such shares will not trade on any stock exchange.

We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections, which if available could materially affect the tax consequences of the ownership and disposition of our ADSs or ordinary shares if we were a PFIC for any taxable year. Therefore, U.S. Holders will not be able to make such elections.

If we were a PFIC for any taxable year during which a U.S. Holder owned any ADSs or ordinary shares, the U.S. Holder would generally be required to file annual reports with the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of ADSs or ordinary shares, unless the ADSs or ordinary shares are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ADSs or ordinary shares. 10.F.               Dividends and Paying Agents

Not applicable.

10.G.                  Statement by Experts

Not applicable.

10.H.                  Documents on Display

We previously filed with the SEC registration statement on Form F-1 (File Number 333-227065), as amended, including annual report contained therein, to register additional securities that become effective immediately upon filing, to register our ordinary shares in relation to our initial public offering. We also filed with the SEC related registration statement on Form F-6 (File Number 333-227070) to register the ADSs and registration statement on Form S-8 (File Number 333-227938) to register our securities to be issued under our Amended and Restated 2015 Global Share Incentive Plan.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will furnish The Bank of New York Mellon, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

ITEM 11.                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Between June 2010 and August 2015, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again. Since August 2015, the RMB has significantly depreciated against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Certain risks and concentrations

As of December 31, 2016, 2017 and 2018, substantially all of our cash and cash equivalents were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be high credit quality.

Accounts receivable and contract assets are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable and contract assets is mitigated through our consistent credit risk management framework to the entire portfolio of loans in accordance with ASC 450-20.

Credit of loans held for sale and loans at fair value is controlled by the application of credit approval, limit and monitoring procedures.

No investor represented greater than 10% or more of the total net revenues for the years ended December 31, 2016, 2017 and 2018.

We manage current payment risk of guarantee liabilities and financial guarantee derivative through a self-developed risk management model. The rating scale of risk management model takes into account factors such as identity characteristics, credit history, payment overdue history, payment capacity, behavioral characteristics and online social network activities. As of December 31, 2018, predominantly all of the loans facilitated by us were insured by ZhongAn.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

The fluctuation of interest rates may affect the demand for loan services on our platform. For example, a decrease in interest rates may cause potential borrowers to seek lower-priced loans from other channels. A high interest rate environment may lead to an increase in competing investment options and dampen investors’ desire to invest on our platform. We do not expect that the fluctuation of interest rates will have a material impact on our financial condition. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future. See “Item 3. Key Information on the Company—3.D. Risk Factors—Risks Relating to Our Business and Industry—Increase in market interest rates could negatively affect the amount of loans facilitated by us and cost of funds provided to borrowers.”

ITEM 12.                                         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.                   Debt Securities

Not applicable.

12.B.                   Warrants and Rights

Not applicable.

12.C.                   Other Securities

Not applicable.

12.D.                   American Depositary Shares

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
$.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement)
Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

PART II

ITEM 13.                                         ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                                         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. — 14.D.                   Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E.                   Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-227065), as amended, including the annual report contained therein, which registered 11,000,000 ordinary shares representing by ADSs and was declared effective by the SEC on September 18, 2018, for our initial public offering, which closed in September 21, 2018, and the underwriters’ exercise of their option to purchase from us an additional 763,478 ADSs representing 1,526,956 ordinary shares, or the optional offering, which closed in September 21, 2018, at an initial offering price of US$9.50 per ADS. Deutsche Bank Securities Inc. and Morgan Stanley & Co. International plc were the representatives of the underwriters.

The F-1 Registration was declared effective by the SEC on September 18, 2018. For the period from the effective date of the registration statement on Form F-1 to September 18, 2018, our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our initial public offering and the optional offering totaled US$12.3 million, which included US$7.8 million for underwriting discounts and commissions and US$4.5 million for other expenses. We received an aggregated net proceeds of approximately US$103.9 million from our initial public offering and the option offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates or others.

None of the net proceeds from the initial public offering and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from the date that the F-1 Registration Statement was declared effective by the SEC to December 31, 2018, we used US$29.5 million for restricted cash as collateral for our local borrowings in China and US$1.5 million of the net proceeds received from our initial public offering for general corporate purposes.

ITEM 15.                                         CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Group Chief Executive Officer and Group Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2018, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for new public companies.

Internal Control over Financial Reporting

In connection with the audits of our consolidated financial statements for the year ended December 31, 2016 and 2017 and as of December 31, 2016 and 2017, we and our independent registered public accounting firm identified two ‘‘material weaknesses’’ in our internal control over financial reporting and other control deficiencies. As defined in standards established by the PCAOB, a ‘‘material weakness’’ is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (1) our lack of sufficient skilled staff with U.S. GAAP knowledge and SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; and (2) our internal audit function is still in the process of establishing formal risk assessment process and internal control framework.

We have implemented and plan to implement a number of measures to address the material weaknesses that have been identified, including: hired skilled financial and accounting staff with U.S. GAAP and SEC reporting experience; designated more resources to improve the period-end closing procedures for financial statements and relevant disclosures preparation; provided relevant training to our accounting personnel and established internal audit function and audit committee with members who have an appropriate level of financial expertise to oversee our accounting and financial reporting process as well as our internal audit function. We have also taken other steps to strengthen our internal control over financial reporting, including formalizing a set of comprehensive U.S. GAAP accounting manual, formalizing risk assessment process and internal control framework. We expect to complete the measures discussed above as soon as practicable and will continue to implement measures to remediate our internal control deficiencies to comply with Section 404 of the Sarbanes Oxley Act. We expect that we will incur significant costs in the implementation of such measures. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business-If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.                                AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Shengwen Rong, an independent director and the chairperson of our audit committee, the qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the New York Stock Exchange. Mr. Shengwen Rong satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the Corporate Governance Rules of the NYSE.

ITEM 16B.                                CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (file No. 333-227065) filed with the SEC on August 28, 2018 and posted a copy of our code of business conduct and ethics on our website at ir.xiaoyinggroup.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
Services	2017	2018
	RMB	RMB
	(in thousands)
Audit Fees(1)	5,205	7,096
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
Other Fees(4)	—	—
Total	5,205	7,096

(1)         Audit Fees. Audit fees mean the aggregate fees for each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

(2)         Audit-related Fees. Audit-related fees mean the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.

(3)         Tax Fees. Tax fees mean fees incurred from professional services related to tax compliance.

(4)         Other Fees. Other fees mean fees incurred from professional services related to training, advisory and assurance for corporate and social responsibility reporting and professional services related to tax advice.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.                                EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

ITEM 16F.                                 CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.                               CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Ordinary Shares and ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.”

ITEM 16H.                               MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.              FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.              FINANCIAL STATEMENTS

The consolidated financial statements of X Financial are included at the end of this annual report.

ITEM 19.              EXHIBITS

Exhibit Number	Description of Document

1.1

Second Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

2.1

Form of Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

2.3	Form of Deposit Agreement (incorporated by reference to Exhibit 4.3 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)
4.1

Amended and Restated 2015 Global Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.2

Form of Indemnification Agreement between the Registrant and the directors and executive officers of the Registrant (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.3

Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.4

Strategic Framework Agreement between ZhongAn Online P&C Insurance Co., Ltd. and Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd., dated March 31, 2016 (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.5

Tripartite Cooperation Agreement among ZhongAn Online P&C Insurance Co., Ltd., Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd. and Shenzhen Tangren Financing Guarantee Co., Ltd. dated September 15, 2017 (incorporated by reference to Exhibit 10.5 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.6

Supplementary Agreement among ZhongAn Online P&C Insurance Co., Ltd., Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd. and Shenzhen Tangren Financing Guarantee Co., Ltd. dated January 5, 2018 (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.7

Supplementary Agreement among ZhongAn Online P&C Insurance Co., Ltd., Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd. and Shenzhen Tangren Financing Guarantee Co., Ltd. dated April 2, 2018 (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.8

Exclusive Business Cooperation Agreement between Xiaoying (Beijing) Information Technology Co., Ltd. and Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd., dated December 22, 2017 (English Translation) (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.9

Shareholders’ Voting Rights Proxy Agreement concerning Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd., among Yue Tang, Baoguo Zhu and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 22, 2017 (English Translation) (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.10

Equity Pledge Agreement concerning Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd., between Yue Tang and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 22, 2017 (English Translation) (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.11

Equity Pledge Agreement concerning Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd., between Baoguo Zhu and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 22, 2017 (English Translation) (incorporated by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.12

Exclusive Call Option Agreement concerning Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd., among Yue Tang, Baoguo Zhu and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 22, 2017 (English Translation) (incorporated by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.13

Spousal Consent Letter of Yue Tang concerning Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd., dated December 22, 2017 (English Translation) (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.14

Spousal Consent Letter of Baoguo Zhu concerning Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd., dated December 22, 2017 (English Translation) (incorporated by reference to Exhibit 10.14 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.15

Exclusive Business Cooperation Agreement between Xiaoying (Beijing) Information Technology Co., Ltd. and Shenzhen Xiaoying Technology Co., Ltd., dated December 22, 2017 (English Translation) (incorporated by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.16

Shareholders’ Voting Rights Proxy Agreement concerning Shenzhen Xiaoying Technology Co., Ltd., among Yue Tang, Baoguo Zhu, Zijinzhonghao (Zhejiang) Investment Co., Ltd., Shenzhen Ao Li Hua Investment Management Partnership, Shenzhen Gu Fo Investment Management Partnership (Limited Partnership), Shenzhen Man Ni Ou Investment Management Partnership (Limited Partnership), Shenzhen Bo Li Fu Investment Management Partnership (Limited Partnership) and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 22, 2017 (English Translation) (incorporated by reference to Exhibit 10.16 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.17

Equity Pledge Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., between Yue Tang and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 22, 2017 (English Translation) (incorporated by reference to Exhibit 10.17 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.18

Equity Pledge Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., between Baoguo Zhu and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 22, 2017 (English Translation) (incorporated by reference to Exhibit 10.18 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.19

Equity Pledge Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., between Zijinzhonghao (Zhejiang) Investment Co., Ltd. and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 22, 2017 (English Translation) (incorporated by reference to Exhibit 10.19 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.20

Equity Pledge Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., between Shenzhen Ao Li Hua Investment Management Partnership (Limited Partnership) and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 22, 2017 (English Translation) (incorporated by reference to Exhibit 10.20 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.21

Equity Pledge Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., between Shenzhen Man Ni Ou Investment Management Partnership (Limited Partnership) and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 22, 2017 (English Translation) (incorporated by reference to Exhibit 10.21 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.22

Equity Pledge Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., between Shenzhen Gu Fo Investment Management Partnership (Limited Partnership) and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 22, 2017 (English Translation) (incorporated by reference to Exhibit 10.22 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.23

Equity Pledge Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., between Shenzhen Bo Li Fu Investment Management Partnership (Limited Partnership and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 22, 2017 (English Translation) (incorporated by reference to Exhibit 10.23 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.24

Exclusive Call Option Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., among Yue Tang, Baoguo Zhu, Zijinzhonghao (Zhejiang) Investment Co., Ltd., Shenzhen Ao Li Hua Investment Management Partnership, Shenzhen Gu Fo Investment Management Partnership (Limited Partnership), Shenzhen Man Ni Ou Investment Management Partnership (Limited Partnership), Shenzhen Bo Li Fu Investment Management Partnership (Limited Partnership) and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 22, 2017 (English Translation) (incorporated by reference to Exhibit 10.24 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.25

Spousal Consent Letter of Yue Tang concerning Shenzhen Xiaoying Technology Co. Ltd., dated December 22, 2017 (English Translation) (incorporated by reference to Exhibit 10.25 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.26

Spousal Consent Letter of Baoguo Zhu concerning Shenzhen Xiaoying Technology Co. Ltd., dated December 22, 2017 (English Translation) (incorporated by reference to Exhibit 10.26 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.27

Exclusive Business Cooperation Agreement between Xiaoying (Beijing) Information Technology Co., Ltd. and Shenzhen Tangren Financing Guarantee Co., Ltd., dated December 16, 2016 (English Translation) (incorporated by reference to Exhibit 10.27 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.28

Shareholders’ Voting Rights Proxy Agreement concerning Shenzhen Tangren Financing Guarantee Co., Ltd., between Xi’an Bailu Enterprise Management Co., Ltd. and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 16, 2016 (English Translation) (incorporated by reference to Exhibit 10.28 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.29

Equity Pledge Agreement concerning Shenzhen Tangren Financing Guarantee Co., Ltd., between Xi’an Bailu Enterprise Management Co., Ltd. and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 16, 2016 (English Translation) (incorporated by reference to Exhibit 10.29 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.30

Exclusive Call Option Agreement concerning Shenzhen Tangren Financing Guarantee Co., Ltd., between Xi’an Bailu Enterprise Management Co., Ltd. and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 16, 2016 (English Translation) (incorporated by reference to Exhibit 10.30 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

8.1*	List of subsidiaries, VIEs and subsidiaries of the VIEs of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of CM Law Firm
15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*              Filed herewith

**           Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

X Financial

	By:	/s/Yue (Justin) Tang
Name: Yue (Justin) Tang
Title: Chief Executive Officer and Chairman
Date: April 25, 2019

X FINANCIAL

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of X Financial,

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of X Financial and its subsidiaries and variable interest entities (the “Company”) as of December 31, 2017 and 2018, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes and financial statement schedule included in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audits also included the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 25, 2019

We have served as the Company’s auditor since 2017.

X FINANCIAL

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2018

	As of December 31,	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	671,360,926	1,069,361,250	155,532,143
Restricted cash (including RMB12,614,745 and RMB4,861,491 from Consolidated Trusts as of December 31, 2017 and 2018, respectively)	12,614,745	208,345,389	30,302,580
Accounts receivable and contract assets, net of allowance for doubtful accounts of RMB175,799,647 and RMB221,213,326 as of December 31, 2017 and 2018, respectively	1,110,947,916	1,379,293,243	200,609,882
Loans held for sale	768,638,420	632,716,508	92,024,799
Loans at fair value (including RMB667,838,880 and RMB33,417,119 from Consolidated Trusts as of December 31, 2017 and 2018, respectively)	667,838,880	33,417,119	4,860,318
Prepaid expenses and other current assets (including RMB11,105,628 and RMB296,080 from Consolidated Trusts as of December 31, 2017 and 2018, respectively)	82,099,649	115,192,835	16,754,103
Financial guarantee derivative	—	358,249,913	52,105,289
Amount due from related party	—	20,000,000	2,908,879
Deferred tax assets, net	296,057,946	346,647,582	50,417,800
Long-term investments	54,167,615	287,222,720	41,774,812
Property and equipment, net	21,004,932	23,214,797	3,376,452
Intangible assets, net	1,616,238	28,400,406	4,130,668
Loan receivable from Xiaoying Housing Loans, net	197,595,942	128,101,279	18,631,558
Other non-current assets	3,751,516	6,806,456	989,957
TOTAL ASSETS	3,887,694,725	4,636,969,497	674,419,240
LIABILITIES
Payable to investors at fair value of the Consolidated Trusts (including RMB667,080,871 and nil from the consolidated VIEs, without recourse to the Company as of December 31, 2017 and 2018, respectively)	667,080,871	—	—
Guarantee liabilities (including RMB545,169,033 and RMB19,297,718 from the consolidated VIEs, without recourse to the Company as of December 31, 2017 and 2018, respectively)	545,169,033	20,898,201	3,039,517
Financial guarantee derivative (including RMB53,260,916 and nil from the consolidated VIEs, without recourse to the Company as of December 31, 2017 and 2018, respectively)	53,260,916	—	—
Short-term bank borrowings (including nil and RMB198,000,000 from the consolidated VIEs, without recourse to the Company as of December 31, 2017 and 2018, respectively)	—	198,000,000	28,797,906
Accrued payroll and welfare (including RMB20,655,199 and RMB23,329,971 from the consolidated VIEs, without recourse to the Company as of December 31, 2017 and 2018, respectively)	77,772,326	93,463,926	13,593,764
Other tax payable (including RMB95,368,838 and RMB95,184,938 from the consolidated VIEs, without recourse to the Company as of December 31, 2017 and 2018, respectively)	105,948,089	134,129,068	19,508,264
Income tax payable (including RMB270,342,567 and RMB93,611,597 from the consolidated VIEs, without recourse to the Company as of December 31, 2017 and 2018, respectively)	401,331,806	312,238,213	45,413,165
Deposit payable to channel cooperators (including RMB134,262,319 and nil from the consolidated VIEs, without recourse to the Company as of December 31, 2017 and 2018, respectively)	134,262,319	134,042,199	19,495,629
Accrued expenses and other liabilities (including RMB132,525,198 and RMB117,547,625 from the consolidated VIEs, without recourse to the Company as of December 31, 2017 and 2018, respectively)	137,328,364	178,701,474	25,991,051
Deferred tax liabilities (including nil and RMB47,145,390 from the consolidated VIEs, without recourse to the Company as of December 31, 2017 and 2018, respectively)	—	47,427,564	6,898,052
TOTAL LIABILITIES	2,122,153,724	1,118,900,645	162,737,348
Commitments and Contingencies (Note 14)
Equity:
Common shares (US$0.0001 par value; 500,000,000 and 1,000,000,000 shares authorized, 280,087,342 and 303,614,298 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	173,444	189,586	27,574
Additional paid-in capital	1,971,701,910	2,824,223,031	410,766,203
Retained earnings (Accumulated deficits)	(242,997,034)	640,114,859	93,100,845
Other comprehensive income	33,449,640	52,494,757	7,635,046
Total X Financial shareholders’ equity	1,762,327,960	3,517,022,233	511,529,668
Non-controlling interests	3,213,041	1,046,619	152,224
TOTAL EQUITY	1,765,541,001	3,518,068,852	511,681,892
TOTAL LIABILITIES AND EQUITY	3,887,694,725	4,636,969,497	674,419,240

X FINANCIAL

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2016 2017 AND 2018

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Net revenues
Loan facilitation service—Direct Model	4,523,804	1,231,054,733	2,957,571,967	430,161,002
Loan facilitation service—Intermediary Model	176,849,079	302,614,463	228,272,373	33,200,840
Post-origination service	8,187,989	50,326,664	131,243,431	19,088,565
Financing income	30,500,162	130,740,149	76,103,961	11,068,862
Other revenue	10,244,651	72,199,184	147,408,312	21,439,650
Total net revenue	230,305,685	1,786,935,193	3,540,600,044	514,958,919
Operating costs and expenses:
Origination and servicing	259,054,329	760,143,348	1,185,937,128	172,487,401
General and administrative	61,711,596	98,236,038	220,023,783	32,001,132
Sales and marketing	38,210,523	76,584,015	205,725,801	29,921,577
Provision for contingent guarantee liabilities	—	182,578,676	216,363,770	31,468,805
Provision for accounts receivable and contract assets	8,099,152	167,700,495	396,996,410	57,740,733
Provision for loan receivable from Xiaoying Housing Loans	—	—	40,347,875	5,868,355
Total operating expenses	367,075,600	1,285,242,572	2,265,394,767	329,488,003
Income (loss) from operations	(136,769,915)	501,692,621	1,275,205,277	185,470,916
Interest income (expense), net	256,832	3,632,860	4,224,817	614,474
Foreign exchange gain (loss)	(18,220)	(478,590)	9,677	1,407
Investment income (loss), net	(6,300,000)	1,500,000	—	—
Change in fair value of financial guarantee derivative	—	(18,110,752)	(200,971,302)	(29,230,064)
Fair value adjustments related to Consolidated Trusts	(4,358,490)	(9,750,565)	12,358,626	1,797,487
Other income (loss), net	(9,270)	89,690	(5,904,176)	(858,726)
Income (loss) before income taxes and gain (loss) from equity in affiliates	(147,199,063)	478,575,264	1,084,922,919	157,795,494
Income tax benefit (expense)	27,018,204	(138,248,227)	(209,921,188)	(30,531,770)
Gain (loss) from equity in affiliates	—	(832,385)	8,055,105	1,171,566
Net income (loss)	(120,180,859)	339,494,652	883,056,836	128,435,290
Less: net loss attributable to non-controlling interests	(606,609)	(780,350)	(55,057)	(8,008)
Net income (loss) attributable to X Financial	(119,574,250)	340,275,002	883,111,893	128,443,298
Net income (loss) per share—basic	(0.50)	1.30	3.08	0.45
Weighted average number of ordinary shares outstanding—basic	238,095,238	261,219,657	286,588,402	286,588,402
Net income (loss) per share—diluted	(0.50)	1.22	2.91	0.42
Weighted average number of ordinary shares outstanding—diluted	238,095,238	279,710,804	303,984,284	303,984,284

	Year ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2018
	RMB	RMB	RMB	US$
Net income (loss)	(120,180,859)	339,494,652	883,056,836	128,435,290
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	27,871,616	(24,463,956)	19,045,117	2,769,997
Comprehensive income (loss)	(92,309,243)	315,030,696	902,101,953	131,205,287
Less: comprehensive loss attributable to non-controlling interests	(606,609)	(780,350)	(55,057)	(8,008)
Comprehensive income (loss) attributable to X Financial	(91,702,634)	315,811,046	902,157,010	131,213,295

X FINANCIAL

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

	Common share number	Common share amount (RMB)	Additional paid-in capital (RMB)	Retained Earnings (Accumulated Deficits) (RMB)	Accumulated other comprehensive income (RMB)	Equity Attributable to X Financial (RMB)	Non- controlling Interest (RMB)	Total equity (RMB)
Balance at December 31, 2015	238,095,238	145,624	843,472,003	(463,697,786)	30,041,980	409,961,821	—	409,961,821
Capital contribution by non-controlling shareholders	—	—	—	—	—	—	4,600,000	4,600,000
Capital contribution by owner	—	—	16,354,156	—	—	16,354,156	—	16,354,156
Share-based compensation (Note 12)	—	—	37,893,996	—	—	37,893,996	—	37,893,996
Net income (loss)	—	—	—	(119,574,250)	—	(119,574,250)	(606,609)	(120,180,859)
Foreign currency translation adjustments	—	—	—	—	27,871,616	27,871,616	—	27,871,616
Balance at December 31, 2016	238,095,238	145,624	897,720,155	(583,272,036)	57,913,596	372,507,339	3,993,391	376,500,730
Issuance of new shares (Note 1)	41,992,104	27,820	999,972,180	—	—	1,000,000,000	—	1,000,000,000
Share-based compensation (Note 12)	—	—	74,009,575	—	—	74,009,575	—	74,009,575
Net income (loss)	—	—	—	340,275,002	—	340,275,002	(780,350)	339,494,652
Foreign currency translation adjustments	—	—	—	—	(24,463,956)	(24,463,956)	—	(24,463,956)
Balance at December 31, 2017	280,087,342	173,444	1,971,701,910	(242,997,034)	33,449,640	1,762,327,960	3,213,041	1,765,541,001
Issuance of new shares (Note 1)	23,526,956	16,142	681,973,271	—	—	681,989,413	—	681,989,413
Share-based compensation (Note 12)	—	—	171,836,485	—	—	171,836,485	—	171,836,485
Acquisition in additional interest of subsidiary	—	—	(1,288,635)	—	—	(1,288,635)	(2,111,365)	(3,400,000)
Net income (loss)	—	—	—	883,111,893	—	883,111,893	(55,057)	883,056,836
Foreign currency translation adjustments	—	—	—	—	19,045,117	19,045,117	—	19,045,117
Balance at December 31, 2018	303,614,298	189,586	2,824,223,031	640,114,859	52,494,757	3,517,022,233	1,046,619	3,518,068,852

	Common share number	Common share amount (US$)	Additional paid-in capital (US$)	Retained Earnings (Accumulated Deficits) (US$)	Accumulated other comprehensive income (US$)	Equity Attributable to X Financial (US$)	Non- controlling Interest (US$)	Total equity (US$)
Balance at January 1, 2018	280,087,342	25,226	286,772,149	(35,342,453)	4,865,049	256,319,971	467,317	256,787,288
Issuance of new shares (Note 1)	23,526,956	2,348	99,188,898	—	—	99,191,246	—	99,191,246
Share-based compensation (Note 12)	—	—	24,992,580	—	—	24,992,580	—	24,992,580
Acquisition in additional interest of subsidiary	—	—	(187,424)	—	—	(187,424)	(307,085)	(494,509)
Net income (loss)	—	—	—	128,443,298	—	128,443,298	(8,008)	128,435,290
Foreign currency translation adjustments	—	—	—	—	2,769,997	2,769,997	—	2,769,997
Balance at December 31, 2018	303,614,298	27,574	410,766,203	93,100,845	7,635,046	511,529,668	152,224	511,681,892

X FINANCIAL

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	(120,180,859)	339,494,652	883,056,836	128,435,290
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3,060,307	5,366,195	9,635,032	1,401,357
Share-based compensation	37,893,996	74,009,575	171,836,485	24,992,580
Impairment of long-term investments	6,300,000	—	—	—
Gain on disposal of investment	—	(1,500,000)	—	—
Loss (gain) from equity in affiliates	—	832,385	(8,055,105)	(1,171,566)
Gain from disposal of property and equipment	(1,410)	(103)	(66)	(10)
Fair value adjustments related to Consolidated Trusts	4,358,490	9,750,565	(12,358,626)	(1,797,487)
Change in fair value of financial guarantee derivative	—	18,110,752	200,971,302	29,230,064
Provision for accounts receivable and contract assets	8,099,152	167,700,495	396,996,410	57,740,733
Provision for loan receivable from Xiaoying Housing Loans	—	—	40,347,875	5,868,355
Changes in operating assets and liabilities:
Accounts receivable and contract assets	(95,576,729)	(1,138,792,125)	(665,341,737)	(96,769,942)
Prepaid expenses and other current assets	(56,014,240)	(11,850,168)	(6,440,698)	(936,761)
Amount due from related party	—	—	(20,000,000)	(2,908,879)
Deferred tax asset	(33,146,385)	(257,121,164)	(50,589,636)	(7,357,957)
Deferred tax liabilities	—	—	47,427,564	6,898,052
Origination of loans held for sale	(14,687,534,200)	(15,072,262,146)	(5,096,651,671)	(741,277,241)
Sales of loans held for sale	14,603,357,240	14,461,175,264	5,232,573,583	761,046,263
Loan receivable from Xiaoying Housing Loans	(14,646,776)	(176,499,046)	29,146,788	4,239,224
Other non-current assets	(8,064,311)	(1,400,688)	(3,054,940)	(444,323)
Guarantee liabilities	90,966,424	444,507,581	(524,270,832)	(76,252,030)
Financial guarantee derivative	—	35,150,164	(612,482,131)	(89,081,831)
Accrued payroll and welfare	41,991,301	30,959,302	15,691,600	2,282,249
Other tax payable	12,008,239	89,845,696	28,180,979	4,098,753
Income tax payable	6,110,265	395,221,541	(89,093,593)	(12,958,126)
Deposit payable to channel cooperators	183,186,998	(57,232,429)	(220,120)	(32,015)
Accrued expenses and other current liabilities	100,398,798	29,206,511	38,048,852	5,533,977
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	82,566,300	(615,327,191)	5,354,151	778,729
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment and intangible assets	(3,424,687)	(20,645,321)	(38,634,331)	(5,619,131)
Disposal of property and equipment	8,386	2,997	5,332	776
Loan to shareholder	—	(217,000,000)	—	—
Loan collected from shareholder	—	217,000,000	—	—
Principal payment of loans at fair value	(2,130,643,007)	(1,444,135,285)	(67,852,371)	(9,868,718)
Principal collection of loans at fair value	1,420,643,007	1,492,468,221	744,351,887	108,261,492
Purchase of long-term investments	(21,300,000)	(55,000,000)	(225,000,000)	(32,724,893)
Disposal of long-term investments	—	16,500,000	—	—
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(734,716,301)	(10,809,388)	412,870,517	60,049,526
CASH FLOWS FROM FINANCING ACTIVITIES
Contribution from shareholders	16,354,156	—	—	—
Proceeds from initial public offering	—	—	713,089,781	103,714,607
Payments of initial public offering cost	—	—	(31,100,368)	(4,523,361)
Proceeds from equity financing	—	1,000,000,000	—	—
Acquisition of additional interest in subsidiary	—	—	(1,400,000)	(203,622)
Proceeds from short-term bank borrowings	—	—	198,000,000	28,797,906
Loan from related parties	325,427,200	285,467,540	—	—
Loan repayment to related parties	(331,216,528)	(392,113,384)	—	—
Cash received from investors- Consolidated Trusts	770,000,000	1,096,800,000	—	—
Cash paid to investors- Consolidated Trusts	(10,000,000)	(1,160,000,000)	(696,800,000)	(101,345,357)
Contribution from non-controlling interest	4,600,000	—	—	—
CASH PROVIDED BY FINANCING ACTIVITIES	775,164,828	830,154,156	181,789,413	26,440,173
Effect of foreign exchange rate changes	18,233,044	(24,740,525)	(6,283,113)	(913,840)
NET INCREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	141,247,871	179,277,052	593,730,968	86,354,588
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	363,450,748	504,698,619	683,975,671	99,480,135
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT YEAR END	504,698,619	683,975,671	1,277,706,639	185,834,723
Supplemental disclosures of cash flow information:
Income taxes paid	17,917	147,849	302,176,854	43,949,801
Non-cash investing activities:
Payable for purchase of property and equipment and intangible assets	1,650,868	1,586,987	—	—
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	504,214,699	671,360,926	1,069,361,250	155,532,143
Restricted cash	483,920	12,614,745	208,345,389	30,302,580
Total cash and cash equivalents and restricted cash	504,698,619	683,975,671	1,277,706,639	185,834,723

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 ,2017 AND 2018

1. Organization and principal activities

X Financial (the “Company” or “X Financial”) is an exempted company incorporated with limited liabilities in the Cayman Islands under the laws of the Cayman Islands on January 5, 2015. The Company, its subsidiaries and its variable interest entities (collectively referred to as the “Group”) provides personal finance services in the People’s Republic of China (“PRC”) by connecting borrowers and investors through a proprietary internet platform.

The Group began the operations through Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd. (“Shenzhen Ying Zhong Tong”), which was founded in March 2014 in the PRC by Mr. Tang, Chief Executive Officer and Mr. Zhu (the “Founders”) who collectively held more than 50% of the equity holdings.

During the period of 2015 to 2016, the Founders also established a number of special purpose vehicles (“SPVs”) to carry out personal finance business in the PRC. At the formation date of each SPV, Shenzhen Ying Zhong Tong entered into a series of contractual agreements with the SPV and its nominal shareholder(s) include Shareholders’ Voting Rights Proxy Agreements, Exclusive Call Option Agreements, Exclusive Business Cooperation Agreements, and Equity Pledge Agreements, through which Shenzhen Ying Zhong Tong (1) has power to direct the activities that most significantly affects the economic performance of the SPV and (2) can receive the economic benefits of the SPVs that could be significant to the SPV. Accordingly, Shenzhen Ying Zhong Tong is the primary beneficiary of the SPVs.

On January 5, 2015, X Financial was incorporated in the Cayman Islands by the Founders and one other individual. The Founders collectively held more than 50% of the equity holdings of X Financial. Further, Mr. Zhu designated all of his shareholder rights to Mr. Tang through a proxy agreement. As such, Mr. Tang effectively was the controlling shareholder of the Company since its incorporation.

On August 7, 2015, the Company completed its equity financing by issuing 38,095,238 ordinary shares to an unrelated third party investor at a consideration of US$60,000,000. In conjunction with the equity financing, the Company also issued an additional 40,000,000 ordinary shares to Mr. Yue Tang. Mr. Tang remained as the effective controlling shareholder.

In order to raise capital through its initial public offering (“IPO”) in the United States, the Group undertook a series of transactions since late 2016 with X Financial being proposed as the listing entity (“Reorganization”):

As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Company established a wholly-owned foreign invested subsidiary in the PRC, Xiaoying (Beijing) Information Technology Co., Ltd (“Beijing WFOE”) on October 28, 2015. The existing contractual agreements with the SPVs and SPVs’ shareholders held by Shenzhen Ying Zhong Tong were assigned to Beijing WFOE.

On October 19, 2016, Shenzhen Xiaoying Technology Co., Ltd. (“Shenzhen Xiaoying”) was incorporated in the PRC by the same shareholders of the Company with identical shareholdings. In December 2016, Shenzhen Xiaoying acquired Shenzhen Ying Zhong Tong for nominal consideration and Shenzhen Ying Zhong Tong became the wholly owned subsidiary of Shenzhen Xiaoying. As both Shenzhen Xiaoying and Shenzhen Ying Zhong Tong were controlled by Mr. Tang at the time, the transaction was a reorganization under common control.

X Financial, through its PRC subsidiary, Beijing WFOE, entered into a series of contractual arrangements with Shenzhen Xiaoying, Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd (“Beijing Ying Zhong Tong”) in December 2017, and Shenzhen Tangren Financing Guarantee Co., Ltd (“Shenzhen Tangren”) in December 2016 and the shareholders of these entities respectively. Shenzhen Xiaoying, Beijing Ying Zhong Tong, Shenzhen Tangren and the SPVsare collectively referred to as “VIEs”. The series of contractual agreements included Shareholders’ Voting Rights Proxy Agreements, Spouse Consent Agreement, Exclusive Call Option Agreements, Exclusive Business Cooperation Agreements, and Equity Pledge Agreements. The Group believed that these contractual agreements would enable Beijing WFOE to (1) have power to direct the activities that most significantly affects the economic performance of the new VIEs and (2) receive the economic benefits of the VIEs that could be significant to the new VIEs. Accordingly, the Group believes that Beijing WFOE is the primary beneficiary of the VIEs.

In conjunction with the Reorganization, the Group completed equity financing of RMB1 billion in June 2017. This round of equity financing was initially conducted by increasing registered capital of Shenzhen Xiaoying by 9 existing and new investors. Subsequently, X Financial issued additional shares to the affiliates of the same shareholders of this round of equity financing such that the shareholder ownership in X Financial mirrored those in Shenzhen Xiaoying.

The Group considered the Reorganization as a reorganization of entities under common control. Accordingly, the accompanying financial statements have been prepared using historical cost basis as if the Reorganization had occurred at the beginning of the first period presented.

During December 2017, Beijing WFOE acquired two subsidiaries from Shenzhen Xiaoying at cost. During February and March 2018, one of the Group’s wholly owned subsidiaries Shenzhen Xiaoying Puhui Technology Co., Ltd (“Shenzhen Puhui”) acquired four subsidiaries from one of the VIE entities Shenzhen Ying Zhong Tong at cost. During 2018, predominantly all of the SPVs under Shenzhen Xiaoying had been transferred to Shenzhen Xiaoying Puhui Technology Co., Ltd. (“Shenzhen Puhui”). These transactions represented a reorganization of entities under common control as they were already within the consolidated Group, with no impact to the consolidated financials.

During September 2018, the Group completed an initial public offering of 11,763,478 American depositary shares (“ADSs”) at an initial offering price of US$9.50 which included the ADSs sold upon the exercise of the over-allotment option granted to the underwriters, representing 23,526,956 Class A ordinary shares.

As of December 31, 2018, the Company’s principal subsidiaries, VIEs and subsidiaries of the VIEs are as follows:

	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of legal ownership	Principal activities
Wholly owned subsidiaries
YZT (HK) Limited	January 14, 2015	Hong Kong	100%	Investment holding
Xiaoying (Beijing) Information Technology Co., Ltd. (“Beijing WFOE”)	October 28, 2015	Beijing	100%	Technology development and service, sale of products
Shenzhen Xiaoying Puhui Technology Co., Ltd. (“Shenzhen Puhui”)	December 6, 2016	Shenzhen	100%	Technology development and service, sale of products
Shenzhen Xiaoying Information Technology Co., Ltd. (“Shenzhen Xiaoying IT”)	November 28, 2016	Shenzhen	100%	Technology development and service, sale of products
VIEs
Shenzhen Xiaoying Technology Co., Ltd. (“Shenzhen Xiaoying”)	October 19, 2016	Shenzhen	100%	Technology development and service, sale of products
Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd. (“Beijing Ying Zhong Tong”)	March 27, 2015	Beijing	100%	Technology development and service, sale of products
Shenzhen Tangren Financing Guarantee Co., Ltd. (“Shenzhen Tangren”)	December 16, 2016	Shenzhen	100%	Guarantee services
Significant subsidiaries of the VIEs
Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd. (“Shenzhen Ying Zhong Tong”)	March 7, 2014	Shenzhen	100%	Technology development and service, sale of products

2. Summary of significant accounting policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

Variable interest entity

The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries, and consolidated VIEs. All intercompany transactions and balances have been eliminated.

The Company, through its wholly-owned foreign invested subsidiary, Beijing WFOE in the PRC, entered into a series of contractual arrangements (“VIE agreements”) with Shenzhen Xiaoying, Beijing Ying Zhong Tong, and Shenzhen Tangren (collectively known as “the VIEs”) and their respective shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs.

As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Company operates its business, primarily through the VIEs and the subsidiaries of the VIEs.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between Beijing WFOE and the VIEs through the aforementioned agreements with the nominee shareholders of the VIEs. The following is a summary of the VIE agreements:

(1)                                 Shareholders’ Voting Rights Proxy Agreement:

Pursuant to the voting rights proxy agreements signed between the VIEs’ nominee shareholders and Beijing WFOE, each nominee shareholder irrevocably appointed Beijing WFOE as its attorney-in-fact to exercise on each shareholder’s behalf and all rights that each shareholder has in respect of its equity interest in the VIEs (including but not limited to executing the exclusive right to the voting rights and the right to appoint directors and executive officers of the VIEs). The nominee shareholders cannot revoke the authorization and entrustment as long as the nominee shareholders remain a shareholder of the VIEs. The power of attorney will remain in force for ten years. Unless a thirty-day notice is given by Beijing WFOE, this agreement shall be automatically renewed for another one year upon its expiration.

(2)                                 Spouse Consent Agreement

Under the spouse consent agreement, each signing spouse acknowledges that the shares of the VIEs held by the relevant shareholder of the VIEs are the personal assets of such shareholder and not jointly owned by the couple. Each signing spouse also unconditionally and irrevocably gives up his or her rights to such shares and any associated economic rights or interests to which he or she may be entitled pursuant to applicable laws and undertakes not to make any assertion of rights to such shares and the underlying assets. Each signing spouse agrees that he or she will not carry out in any circumstances any conduct that are contradictory to the contractual arrangements and this consent agreement.

(3)                                 Executive Call Option Agreement:

Pursuant to the exclusive call option agreement entered into between the VIEs’ nominee shareholders and Beijing WFOE, the nominee shareholders irrevocably granted Beijing WFOE a call option to request the nominee shareholders to transfer or sell any part or all of its equity interests in the VIEs, to Beijing WFOE, or their designees. The purchase price of the equity interests in the VIEs shall be equal to the minimum price required by PRC law. Without Beijing WFOE’s prior written consent, the VIEs and its nominee shareholders shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, issue any additional equity or right to receive equity, provide any loans, distribute dividends in any form, etc. The term is for ten years and may be extended for another ten years at the option of Beijing WFOE.

(4)                                 Exclusive Business Cooperation Agreement:

Pursuant to the exclusive business cooperation agreement entered into by Beijing WFOE and the VIEs, Beijing WFOE provides exclusive technical support and consulting services in return for fees based on 100% of the VIE’s total consolidated profit, which is adjustable at the sole discretion of Beijing WFOE. Without Beijing WFOE’s consent, the VIEs cannot procure services from any third party or enter into similar service arrangements with any other third party, except for those from Beijing WFOE. The term of this agreement is ten years. Unless agreed by both parties in writing, this agreement shall be automatically renewed for another ten years upon its expiration.

(5)                                 Equity Pledge Agreement

Each nominee shareholder of the VIEs has also entered into an equity pledge agreement with Beijing WFOE, pursuant to which each shareholder pledged his/her interest in Beijing WFOE to guarantee the performance of obligations of Beijing WFOE and its shareholders under the exclusive business cooperation agreement, exclusive call option agreement, and shareholders’ voting rights proxy agreement. If the VIEs or any of the nominee shareholder breaches its contractual obligations, Beijing WFOE will be entitled to certain rights and interests regarding the pledged equity interests including the right to dispose the pledged equity interests. None of the nominee shareholders shall, without the prior written consent of Beijing WFOE, assign or transfer to any third party, create or cause any security interest and any liability in whatsoever form to be created on, all or any part of the equity interests it holds in the VIEs. This agreement is not terminated until all of the agreements under the shareholders’ voting rights proxy agreement, exclusive call option agreement and the exclusive business cooperation agreement are fully performed.

The irrevocable power of attorney have conveyed all shareholder rights held by the VIEs’ shareholders to Beijing WFOE or any person designated by Beijing WFOE, including the right to appoint executive directors of the VIEs to conduct day to day management of the VIEs’ businesses, and to approve significant transactions of the VIEs. In addition, the exclusive call option agreement provides Beijing WFOE with a substantive kick-out right of the VIEs shareholders through an exclusive option to purchase all or any part of the shareholders’ equity interest in the VIEs. In addition, through the exclusive business cooperation agreement, Beijing WFOE demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of the VIEs. The equity pledge agreements further secure the obligations of the shareholders of the VIEs under the above agreements.

Based on these contractual arrangements, the Company consolidates the VIEs in accordance with SEC Regulation S-X Rule 3A-02 and Accounting Standards Codification (“ASC”) topic 810 (“ASC 810”), Consolidation.

The Company believes that the contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•                  revoke the Group’s and operating licenses;

•                  levy fines on the Group;

•                  confiscate any of our income that they deem to be obtained through illegal operations;

•                  shut down the Group’s services;

•                  discontinue or restrict the Group’s operations in China;

•                  impose conditions or requirements with which the Group may not be able to comply;

•                  require the Group to change corporate structure and contractual arrangements;

•                  restrict or prohibit the use of the proceeds from overseas offerings to finance the Group’s PRC consolidated VIEs’ business and operations; and

•                  take other regulatory or enforcement actions that could be harmful to the Group’s business.

Consolidated Trusts

As part of the Group’s efforts to develop new product offerings for institutional investors, the Group established a business relationship with certain trusts which were administered by third-party trust companies. The trusts were set up to invest solely in the loans facilitated by the Group on its platform to provide returns to the beneficiaries of the trusts through interest payments made by the borrowers. The Group typically provides credit to the borrowers through one of its consolidated SPVs first and then transfers the loans to the trusts, which issue beneficial interests to the institutional investors. The Group continues to service the loans, and provides a guarantee to absorb substantially all of the credit risk of the trusts resulting from borrower’s default on principal and interest. The Group determined that the guarantee represents a variable interest in the trusts through which the Group has the obligation to absorb losses of the trusts that could potentially be significant to the trusts. The servicing agreement and specifically the ability to direct default mitigation activities provide the Group with the power to direct the activities of the trusts that most significantly impact the economic performance of the trusts. As a result, the Company is considered the primary beneficiary of the trusts and consolidated the trusts’ assets, liabilities, results of operations and cash flows. The transfer of loans to the Consolidated Trusts are not eligible for sale accounting because the trust is consolidated and the loan transfer is considered an intercompany transaction. The Group further elected to apply fair value option to the loans (at the date of origination) and the liabilities to investors. That is, the loans are continued to be recorded on the Group’s consolidated balance sheets as loans held for investment under “Loans at fair value” and the proceeds received from the investors are recorded as trust liabilities under “Payable to investors at fair value”.

During 2018, one of the subsidiaries of the Group funded RMB50,000,000 (US$7,272,198) to loan products facilitated on the Group’s platform through a third-party trust company. The trust is consolidated by the Group and the underlying loans are recorded on the Group’s consolidated balance sheets as loans held for investment under “Loans at fair value”.

The following financial statement amounts and balances of the Consolidated Trust are included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of December 31,	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Assets:
Restricted cash	12,614,745	4,861,491	707,075
Loans at fair value	667,838,880	33,417,119	4,860,318
Prepaid expenses and other current assets	11,105,628	296,080	43,063
Total assets	691,559,253	38,574,690	5,610,456
Liabilities:
Payable to investors at fair value of the Consolidated Trusts	667,080,871	—	—
Other tax payable	3,586,212	284,564	41,388
Accrued expenses and other liabilities	19,394,527	—	—
Total liabilities	690,061,610	284,564	41,388

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Net revenue	20,594,271	117,684,121	61,475,364	8,941,221
Net income (loss)	(368,455)	43,583,819	41,986,452	6,106,676

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Net cash provided by (used in) operating activities	(49,516,080)	26,997,889	12,547,230	1,824,919
Net cash provided by (used in) investing activities	(710,000,000)	48,332,936	676,499,516	98,392,774
Net cash provided by (used in) financing activities	760,000,000	(63,200,000)	(696,800,000)	(101,345,357)

The following financial statement amounts and balances of the VIEs and Consolidated Trusts were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of December 31,	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Assets:
Cash and cash equivalents	520,450,136	236,432,366	34,387,661
Restricted cash	12,614,745	5,880,989	855,354
Accounts receivable and contract assets, net	965,333,922	1,266,169,464	184,156,711
Loans held for sale	768,638,420	—	—
Loans at fair value	667,838,880	33,417,119	4,860,318
Prepaid expenses and other current assets	82,099,649	60,501,113	8,799,522
Deferred tax assets, net	275,968,157	173,287,013	25,203,551
Long-term investments	54,167,615	287,222,720	41,774,812
Property and equipment, net	21,004,932	21,333,636	3,102,849
Intangible assets, net	1,616,238	1,628,117	236,800
Financial guarantee derivative	—	358,249,913	52,105,289
Loan receivable from Xiaoying Housing Loans, net	197,595,942	128,101,279	18,631,558
Other non-current assets	3,751,516	6,345,345	922,892
Total assets	3,571,080,152	2,578,569,074	375,037,317
Liabilities:
Payable to investors at fair value of the Consolidated Trusts	667,080,871	—	—
Guarantee liabilities	545,169,033	19,297,718	2,806,737
Financial guarantee derivative	53,260,916	—	—
Accrued payroll and welfare	20,655,199	23,329,971	3,393,204
Other tax payable	95,368,838	95,184,938	13,844,075
Income tax payable	270,342,567	93,611,597	13,615,242
Deposit payable to channel cooperators	134,262,319	—	—
Accrued expenses and other liabilities	132,525,198	117,547,625	17,096,593
Short-term bank borrowings	—	198,000,000	28,797,906
Deferred tax liabilities	—	47,145,390	6,857,013
Total liabilities	1,918,664,941	594,117,239	86,410,770

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Net revenue	230,305,685	1,474,934,261	2,168,665,965	315,419,383
Net income (loss)	(81,273,361)	325,182,393	408,242,461	59,376,403

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Net cash provided by (used in) operating activities	277,925,076	(592,979,915)	(243,451,042)	(35,408,486)
Net cash provided by (used in) investing activities	(734,716,301)	(10,809,388)	451,499,516	65,667,881
Net cash provided by (used in) financing activities	775,164,828	830,154,156	(498,800,000)	(72,547,451)

The VIEs and Consolidated Trusts contributed 100%, 83% and 61% of the Group’s consolidated revenue for the years ended December 31, 2016, 2017 and 2018 respectively. As of December 31, 2017 and 2018, the VIEs and Consolidated Trusts accounted for an aggregate of 92% and 56% of the consolidated total assets, and 90% and 53% of the consolidated total liabilities.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs and Consolidated Trusts. However, if the VIEs were ever to need financial support, the Group may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

The Group believes that there are no assets held in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and the PRC statutory reserves. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 13 for disclosure of restricted net assets.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include share-based compensation, allowance for accounts receivables and contract assets, allocation of considerations under revenue arrangements with various performance obligations, valuation allowance for deferred tax assets, fair value of guarantee liabilities and financial guarantee derivatives, loans at fair value and payable to investors at fair value of the Consolidated Trusts.

Revenue recognition

The Group provides services as an online marketplace connecting borrowers and investors primarily through the use of two business models. The major products offered by the Group include Xiaoying Credit Loan and Xiaoying Housing Loan. Xiaoying Credit Loan consists of Xiaoying Card Loan and Xiaoying Preferred Loan products. Revenue is the transaction price the Group expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Group’s activities and is recorded net of value-added tax (“VAT”). The services to be accounted for include loan facilitation service, post-origination service (e.g. cash processing and collection services) and guarantee service.

The first business model (“Direct Model”) involves the Group matching borrowers with investors who directly funds the credit drawdowns to the borrowers. The Group has determined that it is not the legal lender or borrower in the loan origination and repayment process, but acting as an intermediary to bring the lender and the borrower together. Therefore, the Group does not record the loans receivable or payable arising from the loans facilitated between the investors and borrowers on its platform.

The second business model (“Intermediary Model”) involves the Group initially providing credit to borrowers using its own funds through an intermediary and subsequently selling the loans including all of the creditor rights in the loans to external investors on its platform within a short period of time.

Loans facilitated by the Group typically have a term of twelve months. For each loan facilitated either through the Direct Model or Intermediary Model, the Group charges a service fee, which is payable by the borrower for all three services provided. No application fee is charged to borrowers or investors. According to the contractual agreement with borrowers, upon the inception of the loan, the Group has the unconditional right to the entire service fee regardless of whether subsequent post-origination or guarantee services are provided by the Group or timing of repayment of the loan. Since September 2017, for certain Xiaoying Card Loans facilitated, the borrower can early repay the loans with a portion of the monthly service fees for the remaining period being waived. The Group historically charged a portion of service fees upfront for certain products which is deducted from the loan proceeds at loan origination, and the remaining service fees are collected on a monthly basis. The upfront fees collected were RMB104,104,701, RMB520,952,503 and nil during the years ended December 31, 2016, 2017 and 2018, respectively. The Group has stopped charging upfront fees for all products since December 2017 to comply with new regulatory requirements. At contract inception, the Group determines that the collection of service fees is probable based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination.

In order to be more competitive by providing a certain level of assurance to the investors, for substantially all of the loans facilitated by the Group’s platform, borrowers are required to directly sign a credit insurance agreement with ZhongAn Online P&C Insurance Co., Ltd (“ZhongAn”) to protect investors against the risk of borrower default.

In 2016 and January to September 2017, substantially all of the loans facilitated by the Group’s platform are insured by ZhongAn (referred to as the “Old ZhongAn Model”). The Group did not have direct contractual obligation to the investors for defaulted principal and interest during that period. The Group entered into a strategic cooperation agreement with ZhongAn pursuant to which ZhongAn provided insurance to the investors for the loans facilitated by the Group and reimbursed the loan principal and interest to the investor upon borrower’s default. During the aforementioned period, in order to maintain stable business relationship with ZhongAn, although not contractually obligated by the agreement with ZhongAn, the Group at its sole discretion paid ZhongAn for substantially all the defaulted loan principal and interest but have not been subsequently collected. The Group also provides direct guarantee to investors on certain loan products via its consolidated entities. The Group is compensated for this reimbursement from the contractual service fees collected from the borrowers. Given that the Group is at its sole discretion responsible for the uncollected claims paid, the Group effectively took on substantially all of the losses incurred by the investors due to borrowers’ default, the Group deemed the guarantee as a guarantee service to the investors and recognizes a stand ready obligation for its guarantee exposure in accordance with ASC Topic 460, Guarantees.

From September 2017, the Group revised the arrangement with ZhongAn on substantially all of the Xiaoying Credit Loans (referred to as the “New ZhongAn Model”).

For certain Xiaoying Card Loans that were newly facilitated from September 2017, borrowers are required to enter into a guarantee agreement and an insurance agreement with the Group and ZhongAn, respectively, to pay the guarantee fee and insurance fee to the respective party at a pre agreed rate. Upon borrower’s default, ZhongAn reimburses the full loan principal and interest to the investor first, and has the right to recourse to both the borrower and the Group, but the Group’s contractual obligation at any time is limited to a cap (the “Cap”) which is the lower of (1) total amount of guarantee fees contractually required to be collected from the borrowers for such loans facilitated during the current period on an aggregated basis, and (2) a certain percentage of the total principal of the loans facilitated stated in an annualized manner, as pre agreed with ZhongAn (the “Rate”). The Group has no obligation or intention to compensate ZhongAn for any losses in excess of the contractual obligation. The Rate will be negotiated prospectively at each quarter between the two parties based on the expected default rate. The actual loss in excess of the Cap is absorbed by ZhongAn. ZhongAn ultimately bears substantially all of the credit risk. The Group’s exposure in this arrangement is limited to the default and prepayment risk in relation to the guarantee fee when the Group cannot collect the guarantee fee under the agreement with the borrower on an individual basis but is still obligated to compensate ZhongAn up to the Cap on a pool basis. The Group evaluated the guarantee arrangement pursuant to ASC Topic 815, and concluded that the arrangement meets the definition of a derivative and that it is not eligible for the guarantee scope exception. Therefore, the guarantee is recognized as a derivative liability/asset at fair value and is not accounted for pursuant to ASC Topic 460 or 450. See accounting policy for financial guarantee derivative.

For other Xiaoying Preferred Loan products newly facilitated from September 2017, the borrowers are required to enter into an insurance agreement with ZhongAn only at a rate set by ZhongAn. No separate guarantee agreement is signed by the borrower with the Group and no additional guarantee fee is charged from the borrower. Upon borrower’s default, ZhongAn reimburses the full loan principal and interest to the investor. The Group collects the defaulted amount from borrowers on behalf of ZhongAn but has no obligation and it is no longer the Group’s intention to compensate ZhongAn for the defaulted loan principal and interest not subsequently collected in the future. ZhongAn is fully liable for all the borrower’s credit risk associated with the defaulted principal and interest of the loan. Therefore for these loans, the Group provides loan facilitation and post-origination services but no longer provides guarantee service. The Group does not record guarantee liabilities associated with these loans or corresponding account receivables from guarantee services. Under the Direct Model, the total transaction price is directly allocated to the facilitation service and post-origination service. Under the Intermediary—non-trust model, upon transfer of the loan to third party investors, the Group recognize the difference between (1) the proceeds received from the investors and accounts receivable and (2) the carrying value of the loan as a gain of sale, which effectively represents the service fees earned from facilitation of the loans under Intermediary Model, as the “Loan facilitation service—Intermediary Model” in the consolidated statements of comprehensive income (loss).

Direct Model

The Group has early adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 on January 1, 2017 and has elected to apply it retrospectively for the year ended December 31, 2016.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

•                  Step 1: Identify the contract (s) with a customer

•                  Step 2: Identify the performance obligations in the contract

•                  Step 3: Determine the transaction price

•                  Step 4: Allocate the transaction price to the performance obligations in the contract

•                  Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Group determines its customers to be both the investors and borrowers. The Group considers the loan facilitation service, guarantee service and post-origination service as three separate services of which the guarantee service is accounted for in accordance with ASC Topic 460, Guarantees. While the post-origination service is within the scope of ASC Topic 860, the ASC Topic 606 revenue recognition model is applied due to the lack of definitive guidance in ASC Topic 860. The loan facilitation service and post-origination service are two separate performance obligations under ASC 606, as these two deliverables are distinct in that customers can benefit from each service on its own and the Group’s promises to deliver the services are separately identifiable from each other in the contract.

The Group determines the total transaction price to be the service fees chargeable from the borrowers, including the guarantee fees charged by the Group under the seperate guarantee agreement with the borrowers for certain type of Xiaoying Card Loans that are newly facilitated since September 2017. The Group’s transaction price includes variable consideration in the form of prepayment risk for certain products. The Group reflects, in the transaction price, the prepayment risk and estimates variable consideration for these contracts using the expected value approach on the basis of historical information and current trends of the prepayment percentage of the borrowers. The transaction price is allocated amongst the guarantee service, if any, and two performance obligations.

The Group first allocates the transaction price to the guarantee liabilities, if any, that is recognized in accordance with either (1) ASC Topic 460, Guarantees which requires the guarantee to be measured initially at fair value based on the stand-ready obligation or (2) ASC Topic 815, which requires the guarantee to be measured initially and subsequently at fair value. Then the remaining considerations are allocated to the loan facilitation services and post-origination services using their relative standalone selling prices consistent with the guidance in ASC 606. For certain loans faciliated since September 2017, the total transaction price is allocated to facilitation service and post-origination service only. The Group does not have observable standalone selling price information for the loan facilitation services or post-origination services because it does not provide loan facilitation services or post-origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Group. As a result, the estimation of standalone selling price involves significant judgment. The Group uses an expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post origination services as the basis of revenue allocation. In estimating its standalone selling price for the loan facilitation services and post-origination services, the Group considers the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on the Group’s services, and other market factors.

For each type of service, the Group recognizes revenue when (or as) the entity satisfies the service/performance obligation by transferring a promised good or service (that is, an asset) to a customer. Revenues from loan facilitation are recognized at the time a loan is originated between the investor and the borrower and the principal loan balance is transferred to the borrower, at which time the facilitation service is considered completed. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are provided. Revenues from guarantee services are recognized at the expiry of the guarantee term when there had been no defaults. Except for certain loan products offered since September 2017, the collection of service fees is not conditional on the provision of subsequent post-origination or guarantee services. The Group charges upfront fees for certain loan products. The upfront fee, if any, is deducted from loan proceeds at origination and the remaining consideration is collected in equal payments on a monthly basis. When the upfront fee is not sufficient to cover the fair value of guarantee liabilities or relative standalone selling price of facilitation services performed, a corresponding accounts receivable or contract asset is recognized (see accounting policy for Accounts receivable and contract assets). The Group has stopped charging upfront fees for all products since December 2017.

Intermediary Model

During the years ended December 31, 2016 and 2017, to increase matching rate and enhance borrowers’ experience, the Group provides credit to borrowers’ using its own funds first and then transfers the loans (including the creditor rights) to third party investors including individuals, corporations, and institutional funding partners, typically within a few days. The Group does not have intention to retain the loans as investment but to provide temporary funding to bridge the facilitation services such that the borrowers can immediately obtain funds. Due to limitations imposed by the PRC laws and regulations, the Group appointed several senior management (the “Intermediary”) to act as an intermediary to facilitate such loan facilitation services. Sometimes, the process also involves a special purpose vehicle formed by the Group between the Intermediary and the ultimate third party investor as certain investors may have legal limitation on acquiring loans from individuals. These special purpose vehicles are consolidated by the Group .

Under the Intermediary business model, the Intermediary acts as an agent for the Group and the Group further provides the funds that are loaned to borrowers. The Group directs the Intermediary in all activities related to the origination of the loans and transfer of the funds to the borrowers. The Group agrees to take predominantly all the risk arising from potential breaches of agreement by the borrowers receiving financing.

Additionally, the Intermediary’s role is restricted to signing agreements with borrowers and investors at the direction of the Group and the Intermediary has no obligation to make any repayment to the investors and never puts his own fund at risk. Consequently, the Intermediary is considered an agent of the Group. Through the Intermediary, the Group provides financing to borrowers on their platform and the loans are initially recorded on the consolidated balance sheet as loans held for sale. These loans carry the same insurance agreement with ZhongAn as loans facilitated under the Direct Model, which is attached to the loan and transfers along with the loan. The Group also charges service fees in the same manner as loans facilitated under the Direct Model.

Intermediary Model—Non-Trust Model

The transfer of loans (including the creditor rights) to external investors not involving trust structure is accounted for as a true sale under ASC 860 (see accounting policy under “Sales and Transfers of Financial Instruments”). Upon sale, the Group records a guarantee liability in accordance with ASC 460 in relation to the on-going guarantee services to be provided to the investors, consistent with the loans facilitated under the Direct Model. The Group continues to provide post-origination services to the loans subsequent to their sale in the same manner as the Group services the loans facilitated under the Direct Model. No additional service fee is charged. Similar to the loans facilitated under the Direct Model, the Group charges and collects service fees from the borrowers in relation to the transferred loans on a monthly basis. The difference between (1) the proceeds received from the investors and accounts receivable and contract assets (see accounting policy on “Accounts receivable and contract assets and allowance for uncollectible accounts receivable and contract assets”) and (2) the sum of the carrying value of the loans and the fair value of the guarantee liability is recognized as a gain of sale, which effectively represents the service fees earned from facilitation of the loans under Intermediary Model, as the “Loan facilitation service—Intermediary Model” in the consolidated statements of comprehensive income (loss). For certain loans facilitated since September 2017, given the Group no longer provides guarantee services and the Group does not record any guarantee liabilities associated with those loans or related account receivable from guarantee services, the gain of sale is the difference between (1) the proceeds received from the investors and accounts receivable and (2) the carrying value of the loan. The subsequent accounting for post-origination service and guarantee services is consistent with that for loans facilitated under the Direct Model.

Intermediary Model—Trust Model

If the external investors are institutional investors, the transfer of loans under the Intermediary Model often involves transferring the loans to a trust formed and operated by unrelated third party trust companies. Loan principal and interests collected from monthly installments are immediately reinvested into new loans upon collection and the principal plus a pre-agreed fixed return is made to investors by the trusts at the end of the term of the trusts. The Group consolidates such trusts under the VIE model (see accounting policy on “Consolidated Trusts”). The Group also elects to apply fair value option to these loans at the date of origination. Loans transferred to Consolidated Trusts do not qualify for sales accounting as the transfer is to a consolidated subsidiary. The loans are recorded as “Loans at fair value” in the consolidated balance sheets. The Group recognizes as revenue under “financing income” the service fees and interests charged to the borrowers over the lifetime of the loans using effective interest method.

Loans that were not yet transferred to external investors (other than institutional investors) as of December 31, 2017 and 2018 amounted to RMB768,638,420 and RMB632,716,508 (US$92,024,799) respectively and was recorded in “Loans held for sale” in the consolidated balance sheets.

The online Intermediary Model ceased in April 2017 and the offline Intermediary Model with funding from banking financial institution partners ceased after December 31, 2017 to comply with the promulgated regulatory requirements. The Group continues the operations through the offline Intermediary Model with funding from other partners to the extent permitted under applicable laws and regulations in 2018.

Disaggregation of revenues

All of the Group’s revenue for the years ended December 31, 2016, 2017 and 2018 were generated from the PRC. The following table illustrates the disaggregation of revenue by product the Group offered in 2016, 2017 and 2018:

2016	Loan facilitation service-direct model (RMB)	Loan facilitation service- Intermediary Model (RMB)	Post-origination service (RMB)	Financing income (RMB)	Other revenue (RMB)	Total (RMB)
Major products
Xiaoying Credit Loan	1,776,454	59,386,201	2,580,982	10,027,296	740,935	74,511,868
-Xiaoying Card Loan	—	8,170,938	9,671	1,739,352	—	9,919,961
-Xiaoying Preferred Loan	1,776,454	51,215,263	2,571,311	8,287,944	740,935	64,591,907
Xiaoying Housing Loan	—	33,579,446	1,582,306	16,925,206	729,727	52,816,685
Internet Channel(1)	508,468	16,560,238	682,541	822,305	191,316	18,764,868
Other loan products	2,238,882	67,323,194	3,342,160	2,725,355	1,068,699	76,698,290
Other service(2)	—	—	—	—	7,513,974	7,513,974
Total	4,523,804	176,849,079	8,187,989	30,500,162	10,244,651	230,305,685

2017	Loan facilitation service-Direct Model (RMB)	Loan facilitation service- Intermediary Model (RMB)	Post-origination service (RMB)	Financing income (RMB)	Other revenue (RMB)	Total (RMB)
Major products
Xiaoying Credit Loan	1,148,688,253	260,278,922	46,670,424	58,258,088	19,172,658	1,533,068,345
-Xiaoying Card Loan	1,104,724,129	52,724,493	38,624,854	18,311,559	12,740,493	1,227,125,528
-Xiaoying Preferred Loan	43,964,124	207,554,429	8,045,570	39,946,529	6,432,165	305,942,817
Xiaoying Housing Loan	—	16,573,570	278,234	66,723,545	21,410,597	104,985,946
Internet Channel(1)	56,931,619	2,748,428	1,644,517	2,576,028	4,741,527	68,642,119
Other loan products	25,434,861	23,013,543	1,733,489	3,182,488	3,278,355	56,642,736
Other service(2)	—	—	—	—	23,596,047	23,596,047
Total	1,231,054,733	302,614,463	50,326,664	130,740,149	72,199,184	1,786,935,193

2018	Loan facilitation service-Direct Model (RMB)	Loan facilitation service- Intermediary Model (RMB)	Post-origination service (RMB)	Financing income (RMB)	Other revenue (RMB)	Total (RMB)
Major products
Xiaoying Credit Loan	2,897,702,061	216,754,528	128,865,000	67,731,784	109,141,168	3,420,194,541
-Xiaoying Card Loan	2,816,893,168	27,726,134	111,196,308	34,167,454	89,713,118	3,079,696,182
-Xiaoying Preferred Loan	80,808,893	189,028,394	17,668,692	33,564,330	19,428,050	340,498,359
Xiaoying Housing Loan	5,780,118	1,247,846	463,129	8,290,828	9,190,257	24,972,178
Internet Channel(1)	53,874,025	8,760,054	1,182,786	41,253	9,313,276	73,171,394
Other loan products	215,763	1,509,945	732,516	40,096	1,079,296	3,577,616
Other service(2)	—	—	—	—	18,684,315	18,684,315
Total	2,957,571,967	228,272,373	131,243,431	76,103,961	147,408,312	3,540,600,044

2018	Loan facilitation service-Direct Model (US$)	Loan facilitation service- Intermediary Model (US$)	Post-origination service (US$)	Financing income (US$)	Other revenue (US$)	Total (US$)
Major products
Xiaoying Credit Loan	421,453,286	31,525,639	18,742,637	9,851,179	15,873,925	497,446,666
-Xiaoying Card Loan	409,700,119	4,032,599	16,172,832	4,969,450	13,048,232	447,923,232
-Xiaoying Preferred Loan	11,753,167	27,493,040	2,569,805	4,881,729	2,825,693	49,523,434
Xiaoying Housing Loan	840,683	181,492	67,359	1,205,851	1,336,667	3,632,052
Internet Channel(1)	7,835,652	1,274,097	172,029	6,000	1,354,560	10,642,338
Other loan products	31,381	219,612	106,540	5,832	156,977	520,342
Other services(2)	—	—	—	—	2,717,521	2,717,521
Total	430,161,002	33,200,840	19,088,565	11,068,862	21,439,650	514,958,919

(1)                                 Represents loans facilitated to borrowers referred by other platforms

(2)                                 Primarily consists of service fees charged for transferring loans between investors on the Group’s online platform, referral service fee for introducing borrowers to other platforms and technology service fees received from ZhongAn for promoting its insurance products on the Group’s online platform.

Contract balances

The Group did not enter into contracts with customers that were greater than one year for substantially all products for the years ended December 31, 2016, 2017 and 2018. The Group historically did not record any contract liabilities for both 2017 and 2018 and did not record any contract asset prior to September 2017. For certain Xiaoying Card Loan products facilitated since September 2017, the borrower can early repay the loans in which case a portion of the monthly service fees for the remaining period is waived. The Group does not have unconditional right to the consideration at the loan inception and records a corresponding contract asset when recognizing revenue from facilitation service. The contract asset will not be reclassified to a receivable given that the right to invoice and the payment due date is the same date. During 2018, the Group determined that the consideration for these loan products to no longer be probable that substantially all of the consideration will be collected from its customers, therefore no contract assets were recognized. Revenue for these loan products are recognized when the collection of consideration becomes probable.

The contract assets as of December 31, 2017 and 2018 are RMB139,170,263 and nil respectively. Remaining unsatisfied performance obligations as of December 31, 2016, 2017 and 2018 pertained to post-origination service in the amount of RMB8,231,101, RMB32,704,036 and RMB103,023,734 (US$14,984,181) respectively. All remaining unsatisfied performance obligations would be recognized as revenue in the subsequent year. The revenues recognized in 2016, 2017 and 2018 from obligations satisfied (or partially satisfied) in prior periods are nil, nil and RMB3,390,633(US$493,147), respectively.

Incentives to investors

To expand its market presence, the Group provides incentives to investors in a variety of forms that either reduces the amount of investment required to purchase financial products or entitles them to receive higher interest rates in the products they purchase. During the relevant incentive program period, the Group sets certain thresholds for the investor to qualify to enjoy the incentive. Such incentives are accounted for as a reduction of revenue in accordance with ASC 606.

Financing income

Financing income consists primarily the financing fees the Group charges for the loans facilitated through the Consolidated Trusts, including interest income and service fees generated from providing loan facilitation, guarantee and post-origination services to the investors of the Consolidated Trusts and are recorded as revenue over the life of the underlying financing using the effective interest method.

Financing income also includes interest income from loans held for sale that have not yet been transferred to external investors under the Intermediary Model.

Other revenue

Other revenue primarily includes penalty fees for loan prepayment and late payment, administration fee for transferring loans between investors on the Group’s platform, and commission fees for introducing borrowers to other platforms. The penalty fees, which are fees paid to the Group, will be received as a certain percentage of past due amounts in the case of late payments or a certain percentage of interest over the prepaid principal loan amount in the case of prepayment. Penalty fees are contingency-based variable considerations and constrained by the occurrence of delinquency or prepayment. They are recognized when the uncertainty associated with the variability is resolved, that is, when the underlying event occurs. The administration fees for transferring loans between investors and commission fees for introducing borrowers to other platforms are recognized when the obligation is fulfilled and is confirmed by the other platforms.

The Group is also entitled to technology service fees every month from ZhongAn for promoting its insurance products on the online financing platform. The service fees are recognized ratably during the period of the services.

Sales and transfers of financial instruments

Sales and transfers of financial instruments are accounted under authoritative guidance for the transfers and servicing of financial assets and extinguishment of liabilities. Specifically, a transfer of a financial asset, a group of financial assets, or a participating interest in a financial asset is accounted for as a sale only if all the following conditions are met:

1.                                      The financial assets are isolated from the transferor and its consolidated affiliates as well as its creditors;

2.                                      The transferee or beneficial interest holders have the right to pledge or exchange the transferred financial assets; and

3.                                      The transferor does not maintain effective control of the transferred asset.

Under the Intermediary Model, the Group, through its Intermediary, facilitates credits to borrowers and subsequently transfers the loans (including the creditor rights) to third party investors at face value within a short period of time.

When the loan (including the creditor rights) is transferred, the transferee becomes the direct counterparty to the borrower and the legal record holder of the loan upon transfer. The transfer is accounted for as a sale, as (1) the transferred loans are considered legally isolated from the assets of the Group and its creditors even in the bankruptcies under the PRC laws and regulations, (2) the investors (transferees) can freely pledge or exchange the transferred loans, and (3) the Group does not maintain effective control over the transferred loans. The cash flows related to the origination and transfer of these loans are presented as “Origination of loans held for sale” and “Sale of loans held for sale”, respectively, within operating cash flows in the consolidated statement of cash flows.

For certain loans facilitated through the Intermediary Model, borrowers are required to pledge properties to one of the Group’s consolidated VIE entities (other than the Intermediary or the SPV conducting the facilitation and transfer of the loan) as collateral for the guarantee that the Group is providing to ZhongAn against borrower’s default. It is a separate arrangement with different counterparties from the loan provided by the Group. While the loan (including creditor’s rights) is transferred to third party investors, the lien remains under the Group’s name and in security for the Group agreeing to provide the guarantee to ZhongAn. The holding of the lien does not affect the creditor’s right in the loan being fully transferred. Provided all aforementioned conditions under sales accounting are met, the transfer of such loans with collateral are accounted for as a sale.

Foreign currency translation

The functional currency of X Financial is in US dollars (“US$”). The functional currency of the Group’s subsidiaries and VIEs in the PRC is Renminbi (“RMB”). The determination of the respective functional currency is based on the criteria stated in ASC 830, Foreign Currency Matters. The Group also uses RMB as its reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. Translation gains and losses are recognized in the statements of comprehensive income (loss).

The Company with functional currency of US$ translates its operating results and financial positions into RMB, the Group’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component in the statements of comprehensive income (loss).

Guarantee liabilities

The Group has an investor guarantee service which is directly and indirectly provided to the investors. The Group also provides direct guarantee to investors on certain loan products via its consolidated entities. If a borrower defaults, the Group makes its best efforts to collect the default loan. The Group directly or indirectly makes payment to the defaulted principal and interest to each investor. Under the Old ZhongAn Model, prior to September 2017, ZhongAn initially reimbursed the loan principal and interest to the investor upon the borrower’s default. In order to maintain stable business relationship with ZhongAn, although not contractually obligated, the Group at its sole discretion compensated ZhongAn for substantially all loan principal and interest default but not subsequently collected. At the inception of each loan, the Group recognizes the guarantee liability at fair value in accordance with ASC 460-10, which incorporates the expectation of potential future payments under the guarantee and takes into both non-contingent and contingent aspects of the guarantee. Subsequent to the loan’s inception, the guarantee liability is composed of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. The liability recorded based on ASC Topic 460 is determined on a loan by loan basis and it is reduced when the Group is released from the underlying risk, i.e. as the loan is repaid by the borrower or when the investor is compensated in the event of a default. This component is a stand-ready obligation which is not subject to the probable threshold used to record a contingent obligation. When the Group is released from the stand-ready liability upon expiration of the underlying loan, the Group records a corresponding amount as “Other revenue” in the consolidated statement of comprehensive income. The other component is a contingent liability determined based on probable loss considering the actual historical performance and current conditions, representing the obligation to make future payouts under the guarantee liability in excess of the stand-ready liability, measured using the guidance in ASC Topic 450. The ASC Topic 450 contingent component is determined on a collective basis and loans with similar risk characteristics are pooled into cohorts for purposes of measuring incurred losses. The ASC 450 contingent component is recognized as part of operating expenses in the consolidated statement of comprehensive income. At all times the recognized liability (including the stand-ready liability and contingent liability) is at least equal to the probable estimated losses of the guarantee portfolio.

The Group measures its guarantee liabilities at inception at fair value based on the Group’s expected payouts and also incorporating a markup margin. As the Group’s guarantee liabilities are not traded in an active market with readily observable prices, the Group applies a discounted cash flow methodology to measure the fair value of guarantee liabilities. The significant unobservable inputs used include expected future payout and discount rate. The expected future payouts were estimated based on expected default rates and collection rates for each product type, taking into consideration of historical loss experiences for both contingent and noncontingent elements. The expected future payouts take into account missed payments initially compensated by ZhongAn within two business days from borrowers’ payment due date. The expected collection rate of defaulted loans incorporates the proceeds from liquidiation of underlying collateral that would be expected to cover the payouts under the guarantee and was based on the average historical collection rate of the Group’s products. These inputs in isolation can cause significant increases or decreases in fair value. Increase in the expected default rates can significantly increase the fair value of guarantee liabilities; conversely a decrease in the expected default rates can significantly decrease the fair value of guarantee liabilities. The discount rate applied discounted cash flow methodology to present value the projected cash flows which is based on market rates. The Group also estimated the markup margin by looking at several comparable business models. The approximate term of the guarantee service correlates directly with the term of the loan product.

Refer to Note 8 for additional information about guarantee liabilities for the years ended December 31, 2016, 2017 and 2018.

From September 2017, the Group revised the Old ZhongAn Model on Xiaoying Credit Loan products, which is the major product offered by Group. The Group no longer records any guarantee liabilities in accordance with ASC Topic 460 for substantially all Xiaoying Preferred Loans. For most Xiaoying Card Loans, the Group records financial guarantee derivatives in accordance with ASC 815. See accounting policy of revenue recognition and financial guarantee derivatives.

Financial guarantee derivatives

Starting from September 2017, for newly facilitated Xiaoying Card Loans, the Group’s exposure is limited to the contractual guarantee fee that the Group cannot collect under the agreement from the borrower as a result of default or prepayment but are still obligated to compensate ZhongAn based on the contractual guarantee fee up to the pre-agreed cap. See accounting policy in Revenue Recognition. The financial guarantee is accounted for as a derivative under ASC 815 because the financial guarantee scope exemption in ASC 815-10-15-58 is not met. The derivative is remeasured at each reporting period. The change in fair value of the derivative is recorded as a change in fair value of financial guarantee derivatives in the consolidated statements of comprehensive income. The derivative is increased by the guarantee fees collected from the borrowers upon receipt as the Group expects all the fees to be ultimately paid to ZhongAn. When the Group settles the guarantee through performance of the guarantee by making payments to ZhongAn, the Company records a corresponding deduction to the derivative.

The Group uses the discounted cash flow model to value these financial guarantee derivatives at inception and subsequent valuation dates. This discounted cash flow model incorporates assumptions such as the expected delinquency rates, prepayment rate and discount rate. The expected delinquency rate and prepayment rate is estimated by taking into consideration of historical loss experiences. The discount rate is determined based on the market rates. For the loans facilitated after September 2017, the Group estimated at inception that the prepayment risk is immaterial.

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•                  Level 1—inputs are based upon unadjusted quoted prices for identical assets or liabilities traded in active markets.

•                  Level 2—inputs are based upon quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•                  Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair value are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash on hand and cash in bank which are highly liquid. As of December 31, 2018, cash equivalents were comprised of investments in time deposits with maturities of three months or less and money market funds stated at cost plus accrued interest. All cash and cash equivalents are unrestricted as to withdrawal and use.

Restricted Cash

Restricted cash consists primarily of cash deposited with banks as collateral for borrowings from the respective banks. Restriction on the use of such cash and the interest earned thereon is imposed by the banks and remains effective throughout the terms of the borrowings. See Note 6.

Restricted cash also includes cash held by the Consolidated Trusts through segregated bank accounts which can only be used by the trusts to specified activities as stipulated in the trust agreements. Cash in the Consolidated Trusts is not available to fund the general liquidity needs of the Group.

Accounts receivable and contract assets, and allowance for uncollectible accounts receivable and contract assets

Accounts receivable and contract assets consist of accounts receivable and contract assets from the facilitation, post-origination and guarantee service in relation to loans facilitated under both Direct and Intermediary Models. Contract assets represent the Group’s right to consideration in exchange for facilitation services that the Company has transferred to the customer before payment is due. The Group only recognizes accounts receivable and contract assets to the extent that the Group believes it is probable that they will collect substantially all of the consideration to which it will be entitled in exchange for the services transferred to the customer.

Accounts receivable and contract assets from facilitation service is stated at the historical carrying amount net of write-offs and allowance for uncollectible accounts. The Group establishes an allowance for uncollectible accounts based on estimates, historical experience of net default rates and other factors surrounding the credit risk of customers which is essentially the expected net default rates used in determining the fair value of guarantee liabilities under each product type. The profile of the borrowers are similar under each product therefore the Group applies a consistent credit risk management framework to the entire portfolio of borrowers under each product. For individual customers where there is an observable indicator of impairment such as fraud, a specific allowance is provided. The Group evaluates and adjusts its allowance for accounts receivable and contract assets on a quarterly basis or more often as necessary. Uncollectible accounts receivable or contract assets are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when accounts receivable or contract assets are deemed uncollectible.

Accounts receivable from guarantee service is recognized initially at loan inception that corresponds to the guarantee liability recognized. It is accounted for as a financial asset and is measured at fair value of the corresponding guarantee liability at inception. Refer to accounting policy for Guarantee liabilities. The receivable is reduced by the amount of service fees collected each month that is allocated to the guarantee service. At each reporting date, the Group estimates the future cash flows and assesses whether there is any indicator of impairment. If the carrying amount exceeds the expected cash to be received, an impairment loss is recorded and is recorded under provision for contingent guarantee liabilities in the statements of comprehensive income.

The following table presents the accounts receivable and contract assets from facilitation, post-origination and guarantee services as of December 31, 2017 and 2018, respectively:

As of December 31, 2017	Accounts receivable from guarantee services	Accounts receivable from facilitation services	Accounts receivable from post-origination services	Contract assets from facilitation services	Allowance for doubtful accounts	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Xiaoying Credit Loan	467,329,038	619,089,353	3,551,508	139,170,263	(159,791,649)	1,069,348,513
-Xiaoying Card Loan	356,644,143	473,135,151	3,308,266	139,170,263	(143,710,042)	828,547,781
-Xiaoying Preferred Loan	110,684,895	145,954,202	243,242	—	(16,081,607)	240,800,732
Xiaoying Housing Loan	5,401,097	3,869,418	10,850	—	(418,187)	8,863,178
Internet Channel	4,129,630	8,595,788	12,935	—	(138,592)	12,599,761
Other products	6,777,336	28,796,219	14,128	—	(15,451,219)	20,136,464
Total	483,637,101	660,350,778	3,589,421	139,170,263	(175,799,647)	1,110,947,916

As of December 31, 2018	Accounts receivable from guarantee services	Accounts receivable from facilitation services	Accounts receivable from post-origination services	Contract assets from facilitation services	Allowance for doubtful accounts	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Xiaoying Credit Loan	—	1,501,967,864	59,670,931	—	(206,575,845)	1,355,062,950
-Xiaoying Card Loan	—	1,432,924,545	55,143,843	—	(171,822,313)	1,316,246,075
-Xiaoying Preferred Loan	—	69,043,319	4,527,088	—	(34,753,532)	38,816,875
Xiaoying Housing Loan	—	5,183,029	259,181	—	(119,616)	5,322,594
Internet Channel	—	17,546,683	466,662	—	(133,707)	17,879,638
Other products	—	14,678,225	733,994	—	(14,384,158)	1,028,061
Total	—	1,539,375,801	61,130,768	—	(221,213,326)	1,379,293,243

As of December 31, 2018	Accounts receivable from guarantee services	Accounts receivable from facilitation services	Accounts receivable from post-origination services	Contract assets from facilitation services	Allowance for doubtful accounts	Total
	US$	US$	US$	US$	US$	US$
Xiaoying Credit Loan	—	218,452,165	8,678,777	—	(30,045,211)	197,085,731
-Xiaoying Card Loan	—	208,410,231	8,020,339	—	(24,990,519)	191,440,051
-Xiaoying Preferred Loan	—	10,041,934	658,438	—	(5,054,692)	5,645,680
Xiaoying Housing Loan	—	753,840	37,696	—	(17,397)	774,139
Internet Channel	—	2,552,059	67,873	—	(19,447)	2,600,485
Other products	—	2,134,859	106,755	—	(2,092,087)	149,527
Total	—	223,892,923	8,891,101	—	(32,174,142)	200,609,882

The following tables present the aging of past-due accounts receivables as of December 31, 2017 and 2018 respectively.

As of December 31, 2017 Aging	0 - 30 days	Over 30 days	Total
	RMB	RMB	RMB
Xiaoying Credit Loan	11,541,391	44,605,630	56,147,021
-Xiaoying Card Loan	10,163,559	39,567,608	49,731,167
-Xiaoying Preferred Loan	1,377,832	5,038,022	6,415,854
Xiaoying Housing Loan	1,262	3,024	4,286
Internet Channel	7,654	113,999	121,653
Other products	544,115	1,538,140	2,082,255
Total	12,094,422	46,260,793	58,355,215

As of December 31, 2018 Aging	0 - 30 days	Over 30 days	Total
	RMB	RMB	RMB
Xiaoying Credit Loan	44,653,954	43,362,892	88,016,846
-Xiaoying Card Loan	39,142,378	37,866,093	77,008,471
-Xiaoying Preferred Loan	5,511,576	5,496,799	11,008,375
Xiaoying Housing Loan	—	—	—
Internet Channel	—	—	—
Other products	1,187,522	1,176,651	2,364,173
Total	45,841,476	44,539,543	90,381,019

As of December 31, 2018 Aging	0 - 30 days	Over 30 days	Total
	US$	US$	US$
Xiaoying Credit Loan	6,494,648	6,306,871	12,801,519
-Xiaoying Card Loan	5,693,023	5,507,395	11,200,418
-Xiaoying Preferred Loan	801,625	799,476	1,601,101
Xiaoying Housing Loan	—	—	—
Internet Channel	—	—	—
Other products	172,718	171,137	343,855
Total	6,667,366	6,478,008	13,145,374

The following tables present the movement of provision for accounts receivable and contract assets as of December 31, 2017 and 2018 respectively:

	As of January 1, 2017	Provision for accounts receivable	Provision for contract asset	As of December 31, 2017	Provision for accounts receivable	Provision for contract asset	Charge-off for accounts receviable	Charge-off for contract assets	As of December 31, 2018
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Xiaoying Credit Loan	3,366,007	145,607,092	10,818,550	159,791,649	393,205,248	3,557,738	(335,602,502)	(14,376,288)	206,575,845
-Xiaoying Card Loan	2,017,312	130,874,180	10,818,550	143,710,042	338,188,729	3,557,738	(299,257,908)	(14,376,288)	171,822,313
-Xiaoying Preferred Loan	1,348,695	14,732,912	—	16,081,607	55,016,519	—	(36,344,594)	—	34,753,532
Xiaoying Housing Loan	258,462	159,725	—	418,187	51,241	—	(349,812)	—	119,616
Internet Channel	134,739	3,853	—	138,592	44,227	—	(49,112)	—	133,707
Other products	4,339,944	11,111,275	—	15,451,219	137,956	—	(1,205,017)	—	14,384,158
Total	8,099,152	156,881,945	10,818,550	175,799,647	393,438,672	3,557,738	(337,206,443)	(14,376,288)	221,213,326

	As of December 31, 2017	Provision for accounts receivable	Provision for contract asset	Charge-off for accounts receviable	Charge-off for contract assets	As of December 31, 2018
	US$	US$	US$	US$	US$	US$
Xiaoying Credit Loan	23,240,731	57,189,330	517,452	(48,811,358)	(2,090,944)	30,045,211
-Xiaoying Card Loan	20,901,759	49,187,509	517,452	(43,525,257)	(2,090,944)	24,990,519
-Xiaoying Preferred Loan	2,338,972	8,001,821	—	(5,286,101)	—	5,054,692
Xiaoying Housing Loan	60,823	7,453	—	(50,879)	—	17,397
Internet Channel	20,157	6,433	—	(7,143)	—	19,447
Other products	2,247,287	20,065	—	(175,265)	—	2,092,087
Total	25,568,998	57,223,281	517,452	(49,044,645)	(2,090,944)	32,174,142

Loans held for sale

From time to time, the Group provides credits to borrowers using its own fund first to enhance borrowers’ service satisfaction and transfers the loans to third party investors on its platform immediately thereafter (typically within a short period of time). These loans are accounted for as held for sale at lower of cost or fair value, as the Group does not have intention to hold the loans for the foreseeable future. During the period presented, the direct origination costs were inconsequential and were expensed as incurred.

Loans and payable to investors of Consolidated Trusts

The Group has elected the fair value option for the loan assets and liabilities of the Consolidated Trusts that otherwise would not have been carried at fair value. Such election is irrevocable and is applied to financial instruments on an individual basis at initial recognition. The Group estimates the fair value of loans and payable using a discounted cash flow valuation methodology by discounting the estimated future net cash flows using an appropriate discount rate. The future net cash flows are estimated based on contractual cash flows, taking into consideration of estimated delinquency rate and collection rate of the loans, and the pre-determined Rate of the Group’s guarantee exposure for certain products. Changes in fair value of loans and payable to investors are reported net as recorded in “Fair value adjustments related to Consolidated Trusts” in the consolidated statement of comprehensive income. See Note 3 for further disclosure on financial instruments of the Consolidated Trusts for which the fair value option has been elected.

Loan receivable from Xiaoying Housing Loans, net

The Group directly or indirectly guarantees on borrowers’ defaults to the investors of Xiaoying Housing Loan products and obtains a collateral from the borrowers for such guarantees. Upon default of the loan, the Group compensates the investor or ZhongAn for defaulted loan principal and interest and obtains the creditor’s right of the underlying loan. The payout amount in relation to the original guarantee provision provided at loan inception was recorded as a deduction of guarantee liability, reflected in net payouts in the guarantee liabilities rollforward. The remaining payout amount in relation to the acquisition of the creditor’s right of the underlying loan is recorded as loan receivable upon payment of compensation in “Loan receivable from Xiaoying Housing Loans” in the consolidated balance sheets as the collection cycle typically will be more than one year. No loan receivables are recorded at loan inception.

Loan receivable from Xiaoying Housing Loans is recorded based on the present value of the expected amount to be collected from the exercise of the collateral right, which approximates its acquisition cost. Given the deterioration of the credit related to those loans upon acquisition, the Group determined that those loans are in non-accrual status and should only recognize related service and penalty fees upon cash received in other revenues.

Allowance for loan receivable is established through periodic charges to the provision for loan receivable when the Group believes that the future collection of defaulted loan principal and interest is unlikely. In order to accelerate the collection process, the Group transferred the creditor rights of certain defaulted loans as well as the underlying collateral to third party companies at a discount in 2018. The discounted amount was recorded as an allowance for loan receivables which represent the proceedings that the Group expects not able to collect. In addition, the Group also recorded an allowance for the remaining outstanding loans not transferred benchmarked to the discounted amount.

The outstanding balance of loan receivable from Xiaoying Housing Loans were RMB197,595,942 and RMB128,101,279 (US$18,631,558) as of December 31, 2017 and 2018, respectively. The contractually required payments that are receivable for loans acquired during 2017 and 2018 were RMB194,912,711 and RMB184,822,069 (US$26,881,255), respectively. The outstanding undiscounted balance including the principal, interest, fees, penalties under loan receivable were RMB219,450,422 and 195,077,545 (US$28,372,852), as of December 31, 2017 and 2018, respectively.

The following table presents the movement in provision for loans receivable from Xiaoying Housing Loans for the year ended December 31, 2018.

As of December 31, 2017	Add: Provision for Loans Receivable from Xiaoying Housing Loans	Less: Charge-off	As of December 31, 2018
RMB	RMB	RMB	RMB
—	40,347,875	14,436,508	25,911,367

As of December 31, 2017	Add: Provision for Loans Receivable from Xiaoying Housing Loans	Less: Charge-off	As of December 31, 2018
US$	US$	US$	US$
—	5,868,355	2,099,703	3,768,652

Property and equipment, net

Furniture and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Computer and transmission equipment	3 years
Furniture and office equipment	5 years
Motor vehicles	4 years
Leasehold improvements	Over the shorter of the lease term or expected useful lives

Gains and losses from the disposal are included in ‘Other income (loss), net’.

Intangible assets

Intangible assets with finite lives represent domain name and purchased computer software. These intangible assets are amortized on a straight line basis over their estimated useful lives of the respective assets, which varies from 2-10 years.

Intangible assets with an indefinite useful life represent the insurance broker license purchased during 2018. See Note 5. Intangible assets with an indefinite life is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

Impairment of long-lived assets

Long-lived assets including intangible assets with definite lives, are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment. The Group measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2016, 2017 and 2018.

Long-term investments

The Group accounts for long-term investments using either the cost or equity method of accounting depending upon whether the Group has the ability to exercise significant influence over investments. As part of this evaluation, the Group considers the participating and protective rights in the investments as well as its legal form.

The Group uses the equity method of accounting for the long-term investments when the Group has the ability to significantly influence the operations or financial activities of the investee. The Group record the equity method long-term investments at historical cost and subsequently adjusts the carrying amount each period for share of the earnings or losses of the investee and other adjustments required by the equity method of accounting. Dividends received from the equity method investments are recorded as reductions in the cost of such investments.

The Group records the cost method long-term investments at historical cost and subsequently record any dividends received from the net accumulated earnings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reductions in the cost of the investments.

Long-term investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Group reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

During the year ended December 31, 2018, the Group invested RMB225,000,000 (US$32,724,893) in cash for 15% equity interest of a Jiangxi Ruijing Financial Asset Management Co., Ltd. (‘‘Jiangxi Ruijing’’), a PRC based asset management company through a nominee arrangement where the Group obtained all shareholder rights associated with the 15% equity holdings through contractual agreements with the nominal shareholder. Given that the Group has the ability to significantly influence Jiangxi Ruijing, the equity method of accounting was used.

During the year ended December 31, 2017, the Group invested RMB15,000,000 in cash for 10% of the equity interest in private entities. The Group also invested RMB40,000,000 in cash for 40% of the equity interest through nominee arrangement where the Group obtained all shareholder rights associated with the 40% equity holdings through contractual agreements with the nominal shareholder as the Group currently does not meet certain regulatory requirements to directly invest in such investee company. As the Group has significant influence over the two private entities through its representation on the boards, the investments were accounted for using the equity method.

During the year ended December 31, 2016, the Group invested RMB15,000,000 in cash for 2.78% of the equity interest in a PRC private entity operating computer services, advisory, and online merchandise services. As the Group did not have significant influence over the investee, the investment were accounted for using the cost method. During the year ended December 31, 2017, the Group disposed the investment to a third party for a cash consideration of RMB16,500,000. The gain on disposal of RMB1,500,000 was recorded in “Investment income (loss), net” in the consolidated statements of comprehensive income (loss).

Deposit payable to channel cooperators

The Group co-operates with selected Fintech and other financial companies by connecting the borrowers referred by those companies to investors on the Group’s platform. As part of the arrangements, the selected companies also provide credit enhancements on the loans facilitated to the borrowers referred by them and are required to pay a certain amount of cash as deposit to the Group, from which the Group is entitled to deduct if they fail to compensate the defaulted loans on a timely basis. Any remaining balance of the deposit is released upon expiry of the co-operation agreements. As of December 31, 2017 and 2018 the total deposit amount that the Group received from Fintech and other financial companies were RMB134,262,319 and RMB134,042,199 (US$19,495,629) respectively.

Employee defined contribution plan

Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Group has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred were RMB26,219,062,  RMB66,739,619 and RMB51,979,823 (US$7,560,152) for the years ended December 31, 2016, 2017 and 2018 respectively.

Advertising cost

Advertising costs are expensed as incurred in accordance with ASC 720-35 Other Expense—Advertising costs. Advertising costs were RMB26,445,059, RMB68,838,176 and RMB192,483,874 (US$27,995,618) for the years ended December 31, 2016, 2017 and 2018 respectively. Advertising costs are included in sales and marketing expense in the consolidated statements of comprehensive income (loss).

Origination and servicing expense

Origination and servicing expense consists primarily of variable expenses and vendor costs, including labor costs, costs related to credit assessment, borrower acquisitions, payment processing services, fees paid to third party collection agencies, as well as interest expense paid to institutional investors of the Consolidated Trusts.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more like than not that a portion of or all of the deferred tax assets will not be realized.

The Group accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2016, 2017 and 2018.

Value added taxes (“VAT”)

The Group is subject to VAT at the rate of 6% given that they are classified as a general tax payer. VAT is reported as a deduction to revenue when incurred and amounted to RMB 19,546,622, RMB171,842,393 and RMB301,758,965 (US$43,889,021) for the years ended December 31, 2016, 2017 and 2018 respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expense and other liabilities on the consolidated balance sheets.

Segment information

The Group uses management approach to determine operation segment. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocation of resource and assessing performance.

The Group’s CODM has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single segment.

All of the Group’s revenue for the years ended December 31, 2016, 2017 and 2018 were generated from the PRC. As of December 31, 2017 and 2018, all of long-lived assets of the Group were located in the PRC.

As the Group generates all of its revenues in the PRC, no geographical segments are presented.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are recognized on a straight-line basis over the lease term. Certain of the operating lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term.

Net income (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted income (loss) per share is calculated by dividing net income (loss) attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. Ordinary share equivalents of stock options are calculated using the treasury stock method. However, ordinary share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

Share-based compensation

Share-based payment transactions with employees, such as stock options, are measured based on the grant date fair value of the awards, with the resulting expense generally recognized on a straight-line basis in the consolidated statements of income over the period during which the employee is required to perform service in exchange for the award.

Certain risks and concentrations

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, restricted cash, accounts receivable and contract assets, loans held for sale and loans at fair value.

The Group’s investment policy requires cash and restricted cash to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer. The Group regularly evaluates the credit standing of the counterparties or financial institutions. Accounts receivable and contract assets are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable and contract assets is mitigated through the Group’s consistent credit risk management framework to the entire portfolio of loans in accordance with ASC 450-20.

Credit of loans held for sale and loans at fair value is controlled by the application of credit approval, limit and monitoring procedures.

The Group’s short term bank borrowing bears interest at fixed rates. If the Group were to renew these loans, the Group might be subject to interest rate risk.

No investor represented greater than 10% or more of the total net revenues for the years ended December 31, 2016, 2017 and 2018.

The Company manages current payment risk of guarantee liabilities / financial guarantee derivative through a self-developed risk management model. The rating scale of risk management model takes into account factors such as identity characteristics, credit history, payment overdue history, payment capacity, behavioral characteristics and online social network activity. As of December 31, 2018, predominantly all of the loans facilitated by the Group were insured by ZhongAn.

Recent accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In November 2017, the FASB tentatively decided to amend certain aspects of ASC 2016-02 in an attempt to provide relief from the costs of implementing the standards which included not having to restate comparative periods in the period of adoption of the new standard and electing not to separate lease and nonlease components when certain conditions are met. In July 2018 (ASU 2018-11), the FASB further amended the guidance to provide another transition method in addition to the existing transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize an accumulative-effective adjustment to the opening balance of retained earnings in the period of adoption.  The Group is currently evaluating the impact ASU 2016-02 and ASU 2018-11 will have on the Group’s consolidated financial statements, and expects to adopt the new standard using a modified retrospective approach under ASC 2018-11. The Group expects the majority of its existing operating lease commitments will be recognized as operating lease obligations and right-of-use assets as a result of the adoption.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Group’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application of the pending content that links to this paragraph is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 eliminates, adds and modifies certain disclosure requirements for fair value measurements. The amendments applicable to the disclosures of changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial year of adoption. This ASU is effective for all entities for fiscal years beginning after December 15, 2019, including interim periods therein. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted, and an entity is also permitted to early adopt any removed or modified disclosures and delay adoption of the additional disclosures until their effective date. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

Translation into United States Dollars

The financial statements of the Group are stated in RMB. Translations of amounts from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 6.8755, on December 31, 2018, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2018, or at any other rate.

3. Fair value of assets and liabilities

For a description of the fair value hierarchy and the Group’s fair value methodologies, see “Note 2—Summary of Significant Accounting Policies”.

Financial Instruments Recorded at Fair Value on a Recurring Basis

The following tables present the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis:

December 31, 2017	Level 1 (RMB)	Level 2 (RMB)	Level 3 (RMB)	Balance at Fair Value (RMB)
Assets
Loans at fair value	—	—	667,838,880	667,838,880
Total assets	—	—	667,838,880	667,838,880
Liabilities
Payable to investors at fair value	—	—	(667,080,871)	(667,080,871)
Financial guarantee derivative	—	—	(53,260,916)	(53,260,916)
Total liabilities	—	—	(720,341,787)	(720,341,787)

December 31, 2018	Level 1 (RMB)	Level 2 (RMB)	Level 3 (RMB)	Balance at Fair Value (RMB)
Assets
Loans at fair value	—	—	33,417,119	33,417,119
Financial guarantee derivative	—	—	358,249,913	358,249,913
Total assets	—	—	391,667,032	391,667,032

December 31, 2018	Level 1 (US$)	Level 2 (US$)	Level 3 (US$)	Balance at Fair Value (US$)
Assets
Loans at fair value	—	—	4,860,318	4,860,318
Financial guarantee derivative	—	—	52,105,289	52,105,289
Total assets	—	—	56,965,607	56,965,607

Financial guarantee derivative

The Group uses the discounted cash flow model to value the financial guarantee derivatives. Significant unobservable inputs applied in the discounted cash flow model included expected default rates at inception, which ranged from 9.89% to 12.13% for the year ended December 31, 2018.

The following table sets forth the Group’s financial guarantee derivative movement activities for the years ended December 31, 2017 and 2018.

For loans facilitated from September 15 to December 31,
2017
Year ended December 31, 2017	RMB
Balance at December 31, 2016	—
Estimated payment to ZhongAn based on the pre-agreed Cap(1)	227,758,691
Less: Initially estimated net guarantee service fee to be collected(2)	209,647,939
Change in fair value of financial guarantee derivative	18,110,752
Add: Guarantee service fee received from borrowers	44,422,222
Less: Compensation paid to ZhongAn	9,272,058
Balance at December 31, 2017	53,260,916
Potential maximum undiscounted amount payable (Remaining estimated payment to ZhongAn based on the pre-agreed Cap at December 31, 2017)	218,486,633
Changes in fair value related to balance outstanding at December 31, 2017	18,110,752

	For loans facilitated in	For loans facilitated in
	2017	2018	Total	Total
Year ended December 31, 2018	RMB	RMB	RMB	USD
Balance at December 31, 2017	53,260,916	—	53,260,916	7,746,479
Estimated payment to ZhongAn based on the pre-agreed Cap(1)	—	1,784,817,072	1,784,817,072	259,590,877
Less: Initially estimated net guarantee service fee to be collected(2)	—	1,607,696,701	1,607,696,701	233,829,787
Add (Less): Subsequent changes in estimated net guarantee service fee to be collected for outstanding loans (3)	5,413,833	18,437,098	23,850,931	3,468,974
Change in fair value of financial guarantee derivative	5,413,833	195,557,469	200,971,302	29,230,064
Add: Guarantee service fee received from borrowers	159,811,884	860,051,384	1,019,863,268	148,332,960
Less: Compensation paid to ZhongAn	218,486,633	1,413,858,766	1,632,345,399	237,414,792
Balance at December 31, 2018	—	(358,249,913)	(358,249,913)	(52,105,289)
Potential maximum undiscounted amount payable (Remaining estimated payment to ZhongAn based on the pre-agreed Cap at December 31, 2018)	—	370,958,304	370,958,304	53,953,648
Changes in fair value related to balance outstanding at December 31, 2018	—	108,540,263	108,540,263	15,786,527

Note:

(1)                                 Amount represents estimated payment to ZhongAn which is calculated as the lesser of (1) the contractual guarantee service fees the Group is entitled to collect from the borrowers for the loans facilitated during the current period on an aggregated basis; and (2) the principal amount of such loans facilitated during the period on an annualized basis multiplied by the pre-agreed Rate with ZhongAn.

(2)                                 Amount represents estimated guarantee service fees to be collected for loans newly facilitated during each vintage period according to the guarantee service agreement with the borrowers, net of estimated defaults and prepayments.

(3)                                 Amount represents the subsequent adjustment to update the estimated net guarantee service fees to be collected for all outstanding loans as a result of changes in estimated default or prepayment rates.

The change in fair value of financial guarantee derivative primarily relates the Group’s estimated exposure in relation to the loans newly facilitated during the corresponding period, as the Group is obligated to compensate ZhongAn under the guarantee arrangement based on the contractual guarantee fees charged to borrowers across the entire portfolio subject to a pre-agreed Cap rather than the actual guarantee fees collected from the borrowers. The change in fair value amount equals to the portion of amounts obligated to pay to ZhongAn that are not expected to be collected from the borrowers due to the estimated default or prepayment. The derivative is increased by the guarantee fees collected from the borrowers upon receipt as the Group expects all the fees to be ultimately paid to ZhongAn. When the payments are made to ZhongAn, the derivative is reduced by the coresponding amount. The total loan products related to guarantee derivatives facilitated during the years ended December 31, 2017 and 2018 were RMB6,091,191,209 and RMB25,389,448,598 (US$3,692,742,142), respectively.

As of December 31, 2018, financial guarantee derivatives has an asset position of RMB358,249,913 (US$ 52,105,289) in comparison with it being a liability position of RMB53,260,916 as of December 31, 2017, primarily due to the time lag between the payments to ZhongAn and the collection of monthly guarantee service fees from borrowers. As of December 31, 2018, the cumulative amount paid to ZhongAn was greater than the cumulative monthly guarantee service fees collected from borrowers. However, the total amount paid to ZhongAn was still within the preagreed Cap with ZhongAn. The excess is expected to be fully collected from the borrowers during the remaining term of the underlying loans. As of December 31, 2017 and 2018, the maximum potential undiscounted future payment the Group would be required to make is RMB218,486,633 and RMB370,958,304 (US$53,953,648) respectively which also reflects the maximum potential payment to ZhongAn based on the pre-agreed Cap.

The following table represents the outstanding loan balance, remaining weighted average contractual term and estimated default rate of the outstanding loans as of December 31, 2017 and 2018, respectively.

	As of December 31,	As of December 31,	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Outstanding loan balance	5,239,698,805	12,811,666,471	1,863,379,604
Remaining weighted average contractual term (Month)	10.10	7.53	7.53
Estimated default rate	10.19%	11.06%	11.06%

Loans at fair value and Payable to investors at fair value

The Group has elected the fair value option for the loan assets and liabilities of the Consolidated Trusts that otherwise would not have been carried at fair value. Such election is irrevocable and is applied to financial instruments on an individual basis at initial recognition.

As the Group’s loans and payable to investors in the Consolidated Trusts do not trade in an active market with readily observable prices, the Group uses significant unobservable inputs to measure the fair value of these assets and liabilities. Financial instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. At December 31, 2017 and 2018, the discounted cash flow methodology is used to estimate the fair value of loans and payables to investors.

As of December 31, 2017 and 2018, the significant unobservable inputs used in the fair value measurement of the loans and payables to investors of the Consolidated Trusts include the discount rate, net accumulative expected loss. These inputs in isolation can cause significant increases or decreases in fair value. Increases or decrease in the discount rate can significantly impact the fair value results. The discount rate is determined based on the market rates.

Significant Unobservable Inputs

Financial Instrument	Unobservable Input	December 31, 2017 Range of Inputs Weighted-Average	December 31, 2018 Range of Inputs Weighted-Average
Loans and payable to investors at fair value	Discount rates	6.75%	7.12%
	Net cumulative expected loss rates(1)	2.05%	7.59%

(1)                                 Represents the net of default rate and collection rate, expressed as a percentage of the loan volume.

The following table presents additional information about Level 3 loans and payable to investors measured at fair value on a recurring basis for the years ended December 31, 2017 and 2018. Changes in fair value of loans and payable to investors are reported net as “Fair value adjustments related to Consolidated Trusts” in the consolidated statements of comprehensive income.

RMB

	Balance at December 31, 2016	Origination of loan principal	Collection of principal	Reinvestment of principal	Change in fair value	Balance at December 31, 2017	Changes in fair value related to balance outstanding at December 31, 2017
Xiaoying Credit Loan	—	496,800,000	(133,104,799)	98,757,578	(35,105,777)	427,347,002	(35,105,777)
-Xiaoying Card Loan	—	85,000,000	(45,681,457)	53,121,380	(11,486,373)	80,953,550	(11,486,373)
-Xiaoying Preferred Loan	—	411,800,000	(87,423,342)	45,636,198	(23,619,404)	346,393,452	(23,619,404)
Xiaoying Housing Loan	723,746,021	600,000,000	(1,359,363,422)	248,577,707	27,531,572	240,491,878	(8,722,407)
Total	723,746,021	1,096,800,000	(1,492,468,221)	347,335,285	(7,574,205)	667,838,880	(43,828,184)

RMB

	Balance at December 31, 2017	Origination of loan principal	Collection of principal	Reinvestment of principal	Change in fair value	Balance at December 31, 2018	Changes in fair value related to balance outstanding at December 31, 2018
Xiaoying Credit Loan	427,347,002	49,498,710	(476,783,941)	—	33,355,348	33,417,119	(1,750,429)
-Xiaoying Card Loan	80,953,550	49,498,710	(106,771,085)	—	9,735,944	33,417,119	(1,750,429)
-Xiaoying Preferred Loan	346,393,452	—	(370,012,856)	—	23,619,404	—	—
Xiaoying Housing Loan	240,491,878	—	(267,567,946)	18,353,661	8,722,407	—	—
Total	667,838,880	49,498,710	(744,351,887)	18,353,661	42,077,755	33,417,119	(1,750,429)

USD

	Balance at December 31, 2017	Origination of loan principal	Collection of principal	Reinvestment of principal	Change in fair value	Balance at December 31, 2018	Changes in fair value related to balance outstanding at December 31, 2018
Xiaoying Credit Loan	62,155,044	7,199,289	(69,345,348)	—	4,851,333	4,860,318	(254,589)
-Xiaoying Card Loan	11,774,206	7,199,289	(15,529,210)	—	1,416,033	4,860,318	(254,589)
-Xiaoying Preferred Loan	50,380,838	—	(53,816,138)	—	3,435,300	—	—
Xiaoying Housing Loan	34,978,093	—	(38,916,144)	2,669,429	1,268,622	—	—
Total	97,133,137	7,199,289	(108,261,492)	2,669,429	6,119,955	4,860,318	(254,589)

Payable to investors at fair value of the Consolidated Trusts
RMB
Balance at December 31, 2016	728,104,511
Initial contribution	1,096,800,000
Principal payment	(1,160,000,000)
Changes in fair value	2,176,360
Balance at December 31, 2017	667,080,871
Changes in fair value related to balance outstanding at December 31, 2017	(29,719,129)

	Payable to investors at fair value of the Consolidated Trusts
	RMB	US$
Balance at December 31, 2017	667,080,871	97,022,889
Initial contribution	—	—
Principal payment	(696,800,000)	(101,345,357)
Changes in fair value	29,719,129	4,322,468
Balance at December 31, 2018	—	—
Changes in fair value related to balance outstanding at December 31, 2018	—	—

The unpaid balance of loans at fair value as of December 31, 2017 and 2018 were RMB711,531,067 and RMB35,167,548 (US$5,114,908). The difference between the aggregate fair value and unpaid principal balance for loans at fair value is primarily attributable to the credit risk associated with the loan collections and time value of money, amounted to RMB43,828,184 and RMB1,750,429 (US$254,589) as of December 31, 2017 and 2018, respectively.

The unpaid balance of payable to investors as of December 31, 2017 and 2018 were RMB696,800,000 and nil. The difference between the aggregate fair value and unpaid principal balance for payable to investors at fair value of the Consolidated Trusts is primarily due to the time value of money, amounted RMB29,719,129 and nil respectively as of December 31, 2017 and 2018.

The difference between the aggregate fair value and unpaid principal balance for both loans at fair value and payable to investors at fair value was recorded in Fair value adjustments related to Consolidated Trusts in the consolidated statements of comprehensive income.

Financial Instruments Recorded at Fair Value on a non-recurring basis

The Group records its loans held for sale at fair value on a non-recurring basis when the fair value is less than the carrying amount. Given most of loans held for sale are traded with unrelated third party investors in a short period of time at face value, the Group determines that the face value of loans approximate its fair value upon origination and are classified as level 2 fair value measurement.

Financial Instruments Not Recorded at Fair Value

Financial instruments, including cash and cash equivalents, accounts receivable and contract assets, accounts payable and amounts due from related party. The carrying values of cash and cash equivalents, accounts receivable and contract assets, accounts payable, and amounts due from related party approximate their fair value reported in the consolidated balance sheets due to the short term nature of these assets and liabilities.

4. Property and equipment, net

Property and equipment, net consists of the following:

	As of December 31,	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Computer and transmission equipment	10,191,732	15,522,913	2,257,714
Furniture and office equipment	3,324,181	3,659,047	532,186
Leasehold improvements	14,441,367	20,217,502	2,940,514
Motor vehicles	816,103	816,103	118,697
Total property and equipment	28,773,383	40,215,565	5,849,111
Accumulated depreciation	(7,768,451)	(17,000,768)	(2,472,659)
Property and equipment, net	21,004,932	23,214,797	3,376,452

Depreciation expense was RMB2,462,035, RMB4,687,503 and RMB9,245,203 (US$1,344,659) for the years ended December 31, 2016, 2017 and 2018 respectively. Gains from the disposal of property and equipment during the years ended December 31, 2016, 2017 and 2018 were RMB1,410, RMB103 and RMB66 (US$10) respectively.

5. Intangible assets

Intangible assets, net consists of the following:

	As of December 31,	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
License(1)	—	26,000,000	3,781,543
Domain name and others	3,188,898	4,362,895	634,557
Accumulated amortization	(1,572,660)	(1,962,489)	(285,432)
Intangible assets, net	1,616,238	28,400,406	4,130,668

(1)    During 2018, the Group acquired an insurance broker license at a cost of RMB26,000,000.

Amortization expenses were RMB598,272, RMB678,692 and RMB389,829 (US$56,698) for the years ended December 31, 2016, 2017 and 2018 respectively. The Group expects to record amortization expenses of RMB413,621(US$60,159), RMB398,140 (US$57,907), RMB227,845 (US$33,139), RMB227,845 (US$33,139) and RMB227,845 (US$33,139) for the years ending December 31, 2019, 2020, 2021, 2022 and 2023, respectively.

6. Short-term bank borrowings

In December 2018, the Group entered into a line of credit agreement with a PRC bank that provides a three year term revolving credit facility up to an amount of RMB700,000,000 (US$101,810,777) in aggregate with an interest rate of 2.08% per annum. To collateralize the loan, the Group made deposits to the bank that were restricted. During 2018, total loans drawn with a term of one year were RMB198,000,000 (US$28,797,906), which remained outstanding as of year end. As of December 31, 2018, the total outstanding balance of restricted cash in the form of deposits with a term of one year were US$29,500,000. Subsequently, the Company drew an additional loan of RMB203,000,000 (US$29,525,125) with a term of one year on January 2, 2019, and made a deposit of US$30,500,000 with a term of one year.

7. Accrued expenses and other liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Fund attributable to institutional investors(1)	58,266,669	5,776,821	840,204
Accrued interest payable of Consolidated Trusts	19,394,527	—	—
Payable for purchase of property and equipment	1,586,988	—	—
Accrued office expense	2,545,614	10,890,896	1,584,015
Professional fee payable	12,826,377	48,302,566	7,025,317
Commission fee payable(2)	35,408,781	75,280,155	10,949,044
Other accrued expenses	7,299,408	38,451,036	5,592,471
Total accrued expenses and other current liabilities	137,328,364	178,701,474	25,991,051

(1)                                 Fund attributable to institutional investors relate to the principal and interest collected on behalf of the investors but have not yet been passed onto them as of December 31, 2017 and 2018.

(2)                                 Commission fee payable relates to the commission fees payable to channel partners who introduce investors or borrowers to the platform of the Group. The commission is typically determined based on the volume of traffic introduced, regardless of whether the introduced traffic becomes a borrower or investor on the Group’s platform.

8. Guarantee liabilities

The movement of guarantee liabilities during the years ended December 31, 2016, 2017 and 2018 are as follows:

RMB

	As of January 1, 2016	Provision at the inception of new loans	Net payout(1)	Released on expiration	Contingent liability	As of December 31, 2016
Xiaoying Credit Loan	1,196,197	42,591,980	(5,323,494)	(96,170)	—	38,368,513
-Xiaoying Card Loan	—	16,330,155	—	—	—	16,330,155
-Xiaoying Preferred Loan	1,196,197	26,261,825	(5,323,494)	(96,170)	—	22,038,358
Xiaoying Housing Loan	5,820,087	7,813,106	(4,056,219)	(2,278,365)	—	7,298,609
Internet Channel	974,220	2,577,686	(1,003,962)	(70,153)	—	2,477,791
Others	1,704,523	57,197,189	(6,099,184)	(285,989)	—	52,516,539
Total	9,695,027	110,179,961	(16,482,859)	(2,730,677)	—	100,661,452

RMB

	As of January 1, 2017	Provision at the inception of new loans	Net payout(1)	Released on expiration	Contingent liability(2)	As of December 31, 2017
Xiaoying Credit Loan	38,368,513	797,431,715	(411,239,134)	(19,172,658)	109,086,588	514,475,024
-Xiaoying Card Loan	16,330,155	616,729,990	(322,763,679)	(12,740,493)	109,086,588	406,642,561
-Xiaoying Preferred Loan	22,038,358	180,701,725	(88,475,455)	(6,432,165)	—	107,832,463
Xiaoying Housing Loan	7,298,609	23,970,437	(1,169,476)	(21,410,597)	—	8,688,973
Internet Channel	2,477,791	28,924,659	(23,731,237)	(4,741,527)	—	2,929,686
Others	52,516,539	7,437,265	(111,092,188)	(3,278,354)	73,492,088	19,075,350
Total	100,661,452	857,764,076	(547,232,035)	(48,603,136)	182,578,676	545,169,033

RMB

	As of January 1, 2018	Provision at the inception of new loans	Net payout(1)	Released on expiration	Contingent liability(2)	As of December 31, 2018
Xiaoying Credit Loan	514,475,024	5,884,134	(667,658,887)	(15,691,880)	182,289,328	19,297,719
-Xiaoying Card Loan	406,642,561	4,183,193	(395,958,527)	(13,868,799)	10,874,300	11,872,728
-Xiaoying Preferred Loan	107,832,463	1,700,941	(271,700,360)	(1,823,081)	171,415,028	7,424,991
Xiaoying Housing Loan	8,688,973	1,773,180	(378,694)	(8,482,977)	—	1,600,482
Internet Channel	2,929,686	—	(12,890,754)	(365,456)	10,326,524	—
Others	19,075,350	—	(42,688,268)	(135,000)	23,747,918	—
Total	545,169,033	7,657,314	(723,616,603)	(24,675,313)	216,363,770	20,898,201

USD

	As of January 1, 2018	Provision at the inception of new loans	Net payout (1)	Released on expiration	Contingent liability(2)	As of December 31, 2018
Xiaoying Credit Loan	74,827,289	855,812	(97,106,958)	(2,282,289)	26,512,883	2,806,737
-Xiaoying Card Loan	59,143,708	608,420	(57,589,779)	(2,017,133)	1,581,601	1,726,817
-Xiaoying Preferred Loan	15,683,581	247,392	(39,517,179)	(265,156)	24,931,282	1,079,920
Xiaoying Housing Loan	1,263,759	257,898	(55,079)	(1,233,798)	—	232,780
Internet Channel	426,105	—	(1,874,882)	(53,154)	1,501,931	—
Others	2,774,395	—	(6,208,751)	(19,635)	3,453,991	—
Total	79,291,548	1,113,710	(105,245,670)	(3,588,876)	31,468,805	3,039,517

(1)                                 Net payouts represent the amount paid to ZhongAn upon borrowers’ default net of the amount subsequently collected from the borrower if they paid back the loan.

(2)                                 The Company recognized a contingent liability of RMB182,578,676 and RMB216,363,770 (US$31,468,805) relating to certain loan products whose performances were adversely impacted by the tightened liquidity environment and release of a series of new regulations during the years ended December 31, 2017 and 2018, respectively.

The following table presents the maximum potential undiscounted future payments by product, remaining weighted average contractual loan term, and estimated net default rates as of December 31, 2017 and 2018, respectively:

As of December 31, 2017	Maximum potential undiscounted future payment (RMB)	Remaining weighted average contractual term (Month)	Estimated net default rate
Xiaoying Credit Loan	7,245,232,755	5.86	5.98%
-Xiaoying Card Loan	2,715,466,847	6.56	10.19%
-Xiaoying Preferred Loan	4,529,765,908	5.38	3.10%
Internet Channel	1,038,397,955	9.01	0.49%
Xiaoying Housing Loan	1,732,414,550	3.68	0.53%
Other products	540,224,362	4.23	1.76%
Total	10,556,269,622

As of December 31, 2018	Maximum potential undiscounted future payment (RMB)	Maximum potential undiscounted future payment (USD)	Remaining weighted average contractual term (Month)	Estimated net default rate
Xiaoying Credit Loan	61,705,508	8,974,694	18.02	16.57%
-Xiaoying Card Loan	42,762,991	6,219,619	17.59	17.31%
-Xiaoying Preferred Loan	18,942,517	2,755,075	19.14	14.64%
Internet Channel (1)	2,004,234,932	291,503,881	8.19	0.00%
Xiaoying Housing Loan	282,830,247	41,135,953	3.60	0.60%
Other products	1,427,397	207,606	3.67	0.00%
Total	2,350,198,084	341,822,134

(1)         Relates to loans referred from third party channel cooperators that has back to back guarantee arrangements with the Group. As such, estimated net default rate is 0% as of December 31, 2018.

As of December 31, 2017 and 2018, the maximum potential undiscounted future payment that had been collateralized by real estate was estimated to be RMB1.7 billion and RMB0.28 billion (US$0.04 billion) respectively.

From August 2017, the Group entered into a new arrangement with a third party asset management company to obtain a back to back guarantee for an identified portfolio of Xiaoying Housing Loan products. The third party asset management company has the commitment to compensate the Group for the actual losses incurred on any loan within the portfolio upon default by the borrower and will acquire the creditor’s rights and the associated collateral of the underlying loan from the Group upon settlement. The Group pays 0.6% of the portfolio amount as service fee to the asset management company for providing such services and accounts for as part of origination and servicing cost over the term of the asset management agreement. The Group ceased cooperation with the asset management company in 2018.

From March 2018, Jiangxi Ruijing, an equity investee of the Company, provides guarantee service for an identified portfolio of loans facilitated on the Company’s platform and engages directly with the borrowers and investors on the platform. Throughout the loan term, borrowers pay the guarantee fee directly to the asset management company. Upon the default of the borrower, Jiangxi Ruijing directly compensates the investors and obtains the creditor’s rights of the loans. As a result, no guarantee liabilities have been recorded by the Group for the loan portfolio that are guaranteed by Jiangxi Ruijing.

9. Related party balances and transactions

In 2016, the Group received loan from Mr. Tang Yue (Founder and Chief Executive Officer) of RMB325,427,200 to support the Group’s working capital management and repaid Mr. Tang Yue RMB331,216,528. As of December 31, 2016, the amounts due to Mr. Tang Yue were RMB106,645,844. The related party loan is interest-free loan payable on demand.

During 2017, the Group received RMB285.5 million loan from Mr. Tang Yue to support the Group’s working capital management which was subsequently fully repaid during the year. In addition, the Group separately provided loan of RMB217.0 million to Zijinzhonghao (Zhejiang) Investment Co., Ltd. (“ZJZH”) now known as Zijinzhonghao (Zhejiang) Investment Co., Ltd., an entity controlled by Mr. Tang Yue for its short-term working capital needs, which was subsequently fully settled in July 2017. By the end of December 31, 2017, all outstanding related party loans were fully settled.

In 2018, Jiangxi Ruijing provided guarantee over loans facilitated with a principal amount of RMB1,333,503,026 (US$193,949,971) through the Company’s platform and received RMB21,918,796 (US$3,187,957) guarantee fees from the borrowers. In 2018, the Group remitted RMB20,000,000 (US$2,908,879) to Jiangxi Ruijing as a form of security deposit to cover for any circumstances in which the loans referred by Company were fictitious.

10. Income taxes

Cayman Islands

X Financial is a company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, YZT (HK) Limited, a subsidiary of the Group located in Hong Kong, is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. No provision for this entity has been made in the consolidated financial statements as it has no assessable income for the years ended December 31, 2016, 2017 and 2018.

PRC

The Company’s subsidiaries and consolidated VIEs established in the PRC are subject to an income tax rate of 25% in the years presented. As stipulated by the Taxation Law of PRC, entities founded in certain industrial cooperation zones can be subject to a reduced enterprice income tax rate of 15%. Two subsidiaries and one VIE in Shenzhen became qualified enterprises to enjoy the preferential income tax rate of 15% from 2018 to 2020.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income Tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to PRC income taxes, at a statutory income tax rate of 25%, except for two subsidiaries and one VIE in Shenzhen that are qualified enterprises which enjoy a preferential income tax rate of 15% in 2018. The Group is not subject to any other uncertain tax position.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2018, the Group is subject to examination of the PRC tax authorities.

The current and deferred component of income tax expenses which are substantially attributable to the Company’s PRC subsidiaries, VIEs and subsidiaries of the VIEs, are as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Current tax	6,128,180	395,369,391	213,083,260	30,991,675
Deferred tax	(33,146,384)	(257,121,164)	(3,162,072)	(459,905)
Total	(27,018,204)	138,248,227	209,921,188	30,531,770

Reconciliation between the income taxes expense computed by applying the PRC tax rate of 25% to loss before the provision of income taxes and the actual provision for income taxes is as follows:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
PRC income tax	(36,799,766)	119,643,817	271,230,730	39,448,874
Other expenses not deductible for tax purposes	54,687	119,376	226,076	32,881
Share based compensation expenses not deductible for tax purposes	9,473,499	18,502,393	42,959,121	6,248,145
Effect of tax holiday and preferential tax rate(1)	—	—	(104,548,726)	(15,205,982)
Effect of different tax rate of subsidiary operation in other jurisdiction	252,454	(20,242)	3,164,192	460,213
Research and Development Tax Credit	—	—	(32,720,713)	(4,759,030)
Adjustment on current income tax of the previous periods(2)	—	—	(17,208,473)	(2,502,869)
Withholding tax	—	—	46,419,145	6,751,384
Valuation allowance movement	922	2,883	399,836	58,154
Total	(27,018,204)	138,248,227	209,921,188	30,531,770

(1)                                 The aggregate amount and per share effect of the tax holiday and preferential tax rate are as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
The aggregate amount of tax holiday and preferential tax rate	—	—	104,548,726	15,205,982
The aggregate effect on basic and diluted net income per share:
— Basic	—	—	0.36	0.05
— Diluted	—	—	0.34	0.05

(2)                                 Adjustment on current income tax of the previous periods represented the adjustment according to final annual income tax filing with the PRC tax authorities.

The tax effects of temporary differences that give rise to the deferred tax balances at December 31, 2017 and 2018 are as follows:

	As of December 31,	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Deferred tax assets:
Impairment of long-term investments	1,575,000	1,575,000	229,074
Accrued advertising	397,879	3,394,533	493,714
Guarantee liabilities	279,382,336	235,329,500	34,227,256
Fair value adjustments related to Consolidated Trusts	3,527,264	—	—
Fair value adjustments related to financial guarantee derivatives	4,527,688	54,770,514	7,966,041
Allowance for loan receivable from Xiaoying Housing Loans	—	3,886,705	565,298
Fair value adjustments related to Loans held for sale	—	853,899	124,194
Operating loss carryforwards, net	6,651,617	46,845,223	6,813,355
Others	—	395,882	57,579
Deferred tax assets, gross	296,061,784	347,051,256	50,476,511
Valuation allowance	(3,838)	(403,674)	(58,711)
Total deferred tax assets, net	296,057,946	346,647,582	50,417,800
Deferred tax liabilities:
Property and equipment arising from acquisitions	—	1,008,419	146,668
Tax effects of distribution of VIE’s earnings(1)	—	46,419,145	6,751,384
Total deferred tax liabilities	—	47,427,564	6,898,052

(1)                                 A deferred tax liability was recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic VIEs.

Movement of the valuation allowance is as follows:

	As of December 31,	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Balance as of January 1	(955)	(3,838)	(558)
Addition	(2,883)	(399,836)	(58,153)
Balance as of December 31	(3,838)	(403,674)	(58,711)

The Company operates through its subsidiaries, VIEs and subsidiaries of the VIEs. The valuation allowance is considered on an individual entity basis. As of December 31, 2017 and 2018, the Company had tax operating loss carry forwards of RMB26,614,377 and RMB188,212,704 (US$ 27,374,402) respectively from its subsidiaries, VIEs and subsidiaries of the VIEs registered in the PRC, which can be carried forward to offset taxable income. The net operating loss will expire in years 2021 to 2023 if not utilized. The Group has recognized a valuation allowance against deferred tax assets on tax loss carry forwards of RMB922, RMB2,883 and RMB399,836 (US$58,153) for the years ended December 31, 2016, 2017 and 2018, respectively.

The Group assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry. On the basis of this evaluation, as of December 31, 2017 and 2018 a valuation allowance of RMB3,838 and RMB403,674 (US$58,711) was recorded respectively to reflect only the portion of the deferred tax assets that is not more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carry forwards period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. Management has asserted to indefinitely reinvest the undistributed earnings of the subsidiaries located in the PRC. The FIE of the Group had cumulative profits of RMB1,384,768,106 (US$201,406,168) as of December 31, 2018.

A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group accrued deferred tax liabilities on the earnings of the VIEs of nil and RMB46,419,145 (US$6,751,384) as of December 31, 2017 and 2018.

11. Net income (loss) per share and net income (loss) attributable to common stockholders

The following table details the computation of the basic and diluted net income (loss) per share:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Net income (loss) attributable to X Financial	(119,574,250)	340,275,002	883,111,893	128,443,298
Shares (denominator):
Weighted average number of ordinary shares used in computing basic EPS	238,095,238	261,219,657	286,588,402	286,588,402
Basic net income (loss) per share	(0.50)	1.30	3.08	0.45
Diluted effects of stock options	—	18,491,147	17,395,882	17,395,882
Weighted average number of ordinary shares used in computing diluted EPS	238,095,238	279,710,804	303,984,284	303,984,284
Diluted net income (loss) per share	(0.50)	1.22	2.91	0.42

Diluted income (loss) per share do not include the following instruments as their inclusion would have been anti-dilutive:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2016	2017	2018
Stock options	21,898,645	7,857,000	56,926,054

12. Share-based compensation

On January 25, 2015, the Board of Directors of X Financial approved the Share Incentive Plan for the purpose of providing incentives and rewards to employees and executives who contribute to the success of the Company’s operations, and granted 13,843,645 of stock options. On June 29, 2015, May 3, 2016, October 11, 2017, April 30, 2018 and October 31, 2018, the Board of Directors of X Financial granted 630,000, 7,425,000, 16,616,000, 841,054, and 475,000 stock options respectively to certain employees, directors and officers. The stock options shall expire 10 years from the date of grant and vest over a period from three to four years.

On May 9, 2018, the Board of Directors of X Financial granted 40,000,000 share options to certain senior management. The exercise price was the offering price per share of the Group’s IPO which was US$4.75, and were eligible to vest, in whole or in part, when both the market capitalization milestone as well as the targeted adjusted net earnings were achieved subsequent to the IPO. The Company determined the service inception date to be May 9, 2018 and the grant date to be the date of the IPO. The offering price of the IPO was used to determine the fair value of ordinary shares at grant date to estimate the total share-based compensation expense of RMB16,210,135 (US$2,357,666) which was recognized over a 5 year period from service inception date on a straight line basis. The share-based compensation expense recognized upon the IPO was RMB9,163,461 (US$1,332,770).

The Company used the Binomial model to estimate the fair value of the options granted on the respective grant dates with assistance from independent valuation firms. The fair value per option was estimated at the date of grant using the assumptions. The weighted-average grant date fair value of the options for the years ended December 31, 2017 and 2018 were RMB16.69 and RMB13.08 per share respectively.

	January 25, 2015	June 29, 2015	May 3, 2016	October 11, 2017	April 30, 2018	May 9, 2018	October 31, 2018
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Fair value of underlying ordinary shares	4.91	9.66	16.98	30.29	41.33	38.14	26.74
Exercise Price	0.27	0.27	0.27 - 10.71	0.27 - 27.02	25.42	30.27	27.93
Expected Volatility per annum (“p.a.”)	43.00%	38.00%	42.00%	38.60%	45.47%	39.3%	43.90%
Risk-Free Rate (p.a.)	1.81%	2.33%	1.81%	2.35%	2.96%	2.94%	3.15%
Exercise Multiple	2.5	2.5	2.5	2.5	2.5	5.58-38.33	2.5
Dividend Yield (p.a.)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Time to Maturity (Years)	10	10	10	10	10	5	10

The risk-free rate of interest is based on the yield curve of government bonds in the PRC as of valuation date. The expected volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before valuation date and with similar span as the expected expiration term. Prior to the IPO, the fair value of the ordinary shares was through a retrospective valuation as at each grant date, which used management’s best estimate for projected cash flows as of the valuation date with the assistance of an independent third-party appraiser. Subsequent to the IPO, the fair value of ordinary shares was determined by observable market price.

A summary of option activity during the year ended December 31, 2018 is presented below:

	Number of Options	Exercise Price RMB	Remaining Contractual	Intrinsic value of options RMB
Outstanding, as of January 1, 2018	38,259,645	0.27 - 27.02	7.07 - 9.78	1,156,955,666
Granted	41,316,054	25.42 - 30.27	10	1,781,629
Forfeited	2,109,000	0.27 - 30.27	7.34 - 9.83	162,452
Outstanding, as of December 31, 2018	77,466,699	0.27 - 30.27	6.07 - 9.83	1,005,012,166
Vested and expected to vest as of December 31, 2018	77,466,699	0.27 - 30.27	6.07 - 9.83	1,005,012,166
Exercisable as of December 31, 2018	20,053,395	0.27 - 25.42	6.07 - 9.33	586,560,814

The Group recognized the compensation cost for the stock options on a straight line basis.

For the years ended December 31, 2016, 2017 and 2018 the Group recorded compensation expenses of RMB37,893,996, RMB74,009,575 and RMB171,836,485 (US$24,992,580) respectively for the stock options granted to the Group’s employees. The Group allocated share-based compensation expense as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Origination and servicing	29,999,172	55,403,160	103,124,758	14,998,874
General and administrative	7,489,762	18,227,289	66,264,371	9,637,753
Sales and marketing	405,062	379,126	2,447,356	355,953

As of December 31, 2016, 2017 and 2018, there were RMB77,111,690, RMB477,996,293 and RMB425,970,675 (US$61,954,865) respectively of total unrecognized compensation expense related to unvested stock options granted. As of December 31, 2018 that cost is expected to be recognized over a weighted-average period of 3.2 years.

13. Statutory reserves and restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the VIEs and subsidiaries of the VIEs incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

Under PRC law, the Company’s subsidiaries, VIEs and the subsidiaries of the VIEs located in the PRC (collectively referred as the (“PRC entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC entities is also restricted.

Amounts restricted that include paid-in capital and statutory reserve funds, as determined pursuant to PRC GAAP, are RMB1,244,786,249 and RMB1,632,374,093 (US$237,418,965) as of December 31, 2017 and 2018 respectively.

14. Commitments and contingencies

Operating lease as lessee

The Group leases certain office premises under non-cancelable leases. Rental expenses under operating leases for the years ended December 31, 2016, 2017 and 2018 were RMB6,162,189, RMB17,543,824 and RMB24,006,995 (US$3,466,977) respectively.

Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Years ending	RMB	US$
2019	23,838,499	3,467,166
2020	20,777,968	3,022,030
2021	18,294,107	2,660,768
2022	11,836,823	1,721,595

The Group’s operating lease commitments have no renewal options, rent escalation clauses and restriction or contingent rents.

Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not have any pending legal or administrative proceeding to which the Group is a party that will have a material effect on its business or financial condition.

15. Subsequent events

On March 18, 2019, the Board of Directors declared a cash dividend of US$0.10 per ADS for full year 2018 as part of the Company’s dividend policy.

SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(in Renminbi “RMB”, except share and per share data)

	As of December 31,	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Assets:
Cash and cash equivalents	117,396,413	309,504,088	45,015,503
Prepaid expenses and other current assets	—	5,823,242	846,955
Amount due from subsidiaries and VIEs	273,684,830	818,695,709	119,074,352
Investments in subsidiaries and VIEs	1,371,246,717	2,438,249,431	354,628,672
Total assets	1,762,327,960	3,572,272,470	519,565,482

Liabilities:
Accrued expenses and other liabilities	—	55,250,237	8,035,814
Total liabilities	—	55,250,237	8,035,814

Equity:
Common shares	173,444	189,586	27,574
Additional paid-in capital	1,971,701,910	2,824,223,031	410,766,203
Retained earnings (Accumulated deficits)	(242,997,034)	640,114,859	93,100,845
Accumulated other comprehensive income	33,449,640	52,494,757	7,635,046
Total equity	1,762,327,960	3,517,022,233	511,529,668
Total liabilities and equity	1,762,327,960	3,572,272,470	519,565,482

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in Renminbi “RMB”, except share and per share data)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
General and administrative	(38,905,856)	(74,802,853)	(79,265,535)	(11,528,694)
Foreign exchange loss	(18,220)	(478,590)	—	—
Interest income	22,163	1,358,777	122,320	17,791
Equity in profit (loss) of subsidiaries and VIEs	(80,672,337)	414,197,668	961,430,600	139,834,281
Other income (loss), net	—	—	824,508	119,920
Net income (loss)	(119,574,250)	340,275,002	883,111,893	128,443,298
Other comprehensive income (loss)	27,871,616	(24,463,956)	19,045,117	2,769,997
Comprehensive income (loss)	(91,702,634)	315,811,046	902,157,010	131,213,295

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

(in Renminbi “RMB”, except share and per share data)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Net cash provided by (used in) operating activities	(14,594,973)	15,030,828	36,187,975	5,263,322
Loan to subsidaries and VIE	(131,300,255)	(69,544,598)	(519,786,600)	(75,599,825)
Net cash used in investing activities	(131,300,255)	(69,544,598)	(519,786,600)	(75,599,825)
Contribution from shareholders	—	—	681,989,413	99,191,246
Net cash provided by financing activities	—	—	681,989,413	99,191,246
Effect of foreign exchange rate changes	18,233,044	(24,740,525)	(6,283,113)	(913,840)
Net increase (decrease) in cash and cash equivalents	(127,662,184)	(79,254,295)	192,107,675	27,940,903
Cash and cash equivalents, beginning of year	324,312,892	196,650,708	117,396,413	17,074,600
Cash and cash equivalents, end of year	196,650,708	117,396,413	309,504,088	45,015,503

SCHEDULE I—NOTES TO CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

1.             Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same date and for the same period for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2.             The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIEs. For the parent company, the Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheet as “Investments in subsidiaries and VIEs” and the subsidiaries and VIEs’ profit or loss as “Equity in profit (loss) of subsidiaries and VIEs” on the Condensed Statements of Comprehensive Income (loss). Ordinarily under the equity, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

3.             For the years ended December 31, 2016, 2017 and 2018, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Company.

4.             Translations of balances in the additional financial information of Parent Company—Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2018 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB6.8755, as set forth in H.10 statistical release of the Federal Reserve Board on December 31, 2018. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2018, or at any other rate.