Form 20-F
period 2019-12-31
X Financial
filed 2020-06-04
CIK 1725033

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

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

Tel: +86-755-8628 2977

E-mail: kevin.zhang@xiaoying.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
American depositary shares, each ADS represents two Class A ordinary shares, par value US$0.0001 per share	XYF	The New York Stock Exchange

Class A ordinary shares, par value US$0.0001 per share *	N/A	The New York Stock Exchange

*      Not for trading, but only in connection with the listing of the American depositary shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

320,667,943 ordinary shares, comprised of 223,067,943 Class A ordinary shares, par value $0.0001 per share, and 97,600,000 Class B ordinary shares, par value $0.0001 per share, as of December 31, 2019

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☒

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

☐ Yes   ☐ No

RELIANCE ON SECURITIES AND EXCHANGE COMMISSION ORDER

The Company is filing its annual report on Form 20-F for the fiscal year ended December 31, 2019 (the “Report”) pursuant to the Securities and Exchange Commission (the “SEC”) Order dated March 25, 2020 (Release No. 34-88465) under Section 36 of the Exchange Act of 1934 Modifying Exemptions from the Reporting and Proxy Delivery Requirements for Public Companies (the “Order”) to delay the filing of the Report due to circumstances related to the coronavirus pandemic (“COVID-19”). On April 28, 2020, the Company filed a current report on Form 6-K stating that it is relying on the Order to delay the filing of the Report by up to 45 days. The outbreak of the COVID-19 caused a delay in the Company’s ability to consolidate and analyze its financial statements for the preparation of the Report. The sudden mandated closing of our office premises resulted in an unplanned disruption of personnel available to finalize the Report by the prescribed filing date. These disruptions to the process of preparing the Company’s financial statements as a result of the COVID-19 are causing the Company’s 20-F for the 2019 fiscal year which was due on April 30, 2020 to be delayed. Consequently, the Company was unable to timely file the Report without the extension provided for by the Order.

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

•                  “Cayman Companies Law” refers to the Companies Law (2020 Revision) of the Cayman Islands, as amended;

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

i

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

•                  “New ZhongAn Model” refers to the revised arrangement with ZhongAn from September 2017 with respect to Xiaoying Credit Loan, which is the major product offered by us after September 2017;

•                  “NPL” refers to non-performing loan(s);

•                  “Old ZhongAn Model” refers to the arrangement with ZhongAn prior to September 2017, under which ZhongAn initially reimbursed the loan principal and interest to the investor upon the borrower’s default, where we at our own discretion compensated ZhongAn for a majority of the loan principal and interest default but have not been subsequently collected;

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

•                  “variable interest entities” or “VIEs” refer to Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd, or Beijing Ying Zhong Tong, Shenzhen Xiaoying Technology Co., Ltd., or Shenzhen Xiaoying, Shenzhen Tangren Financing Guarantee Co., Ltd. or Shenzhen Tangren, and Shenzhen Beier Assets Management Co., Ltd., or Shenzhen Beier, which are PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP due to our having effective control over, and our being the primary beneficiary of, such entity; and “affiliated entities” are to our VIE, the VIE’s direct subsidiaries under the PRC laws;

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

Our reporting currency is Renminbi because substantially all of our operations are conducted in China and all of our revenues is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9618 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2019. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                KEY INFORMATION

3.A.                          Selected Financial Data

The following selected consolidated statement of comprehensive income data for the years ended December 31, 2017, 2018 and 2019 and the selected consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following selected consolidated statement of comprehensive income for the years ended December 31, 2016, and the selected consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report.

The selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of our results for any future periods.

Selected Consolidated Statement of Comprehensive Income Data

	For the Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net revenues
Loan facilitation service—Direct Model	4,524	1,231,055	2,957,572	1,986,003	285,271
Loan facilitation service—Intermediary Model	176,849	302,614	228,272	238,867	34,311
Post-origination service	8,188	50,327	131,243	330,695	47,501
Financing income	30,500	130,740	76,104	408,401	58,663
Other revenue	10,245	72,199	147,409	124,084	17,824
Total net revenue	230,306	1,786,935	3,540,600	3,088,050	443,570
Operating costs and expenses:
Origination and servicing	259,054	760,143	1,185,937	1,634,822	234,827
General and administrative	61,712	98,236	220,024	227,482	32,676
Sales and marketing	38,211	76,584	205,726	103,158	14,818
Provision for contingent guarantee liabilities	—	182,579	216,364	7,748	1,113
Provision for accounts receivable and contract assets	8,099	167,700	396,996	241,187	34,644
Provision for loan receivable from Xiaoying Housing Loans	—	—	40,348	23,431	3,366
Provision for loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans	—	—	—	37,643	5,407
Total operating expenses	367,076	1,285,243	2,265,395	2,275,471	326,851
Income (loss) from operations	(136,770)	501,693	1,275,205	812,579	116,719
Interest income, net (expenses)	257	3,633	4,225	19,386	2,785
Foreign exchange gain (loss)	(18)	(479)	10	616	88
Investment income (loss), net	(6,300)	1,500	—	(12,538)	(1,801)
Change in fair value of financial guarantee derivative	—	(18,111)	(200,971)	(246,372)	(35,389)
Fair value adjustments related to Consolidated Trusts	(4,358)	(9,751)	12,359	64,163	9,216
Other income (loss), net	(9)	90	(5,904)	26,081	3,746
Income (loss) before income taxes and gain (loss) from equity in affiliates	(147,199)	478,575	1,084,923	663,915	95,364
Income tax benefit (expense)	27,018	(138,248)	(209,921)	93,103	13,373
Gain (loss) from equity in affiliates, net of tax	—	(832)	8,055	17,458	2,508
Net income (loss)	(120,181)	339,495	883,057	774,476	111,245
Less: net loss attributable to non-controlling interests	(607)	(780)	(55)	200	29
Net income (loss) attributable to X Financial	(119,574)	340,275	883,112	774,276	111,216
Net income (loss) per share—basic	(0.5)	1.3	3.08	2.47	0.35
Weighted average number of ordinary shares outstanding—basic	238,095	261,220	286,588	313,758	313,758
Net income (loss) per share—diluted	(0.5)	1.22	2.91	2.42	0.35
Weighted average number of ordinary shares outstanding—diluted	238,095	279,711	303,984	319,747	319,747
Net income (loss)	(120,181)	339,495	883,057	774,476	111,245
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	27,872	(24,464)	19,045	14,606	2,098
Comprehensive income (loss)	(92,309)	315,031	902,102	789,082	113,345
Less: comprehensive loss attributable to non-controlling interests	(607)	(780)	(55)	200	29
Comprehensive income (loss) attributable to X Financial	(91,703)	315,811	902,157	788,882	113,316

Selected Consolidated Balance Sheet Data

	As of December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cash and cash equivalents	504,215	671,361	1,069,361	1,005,980	144,500
Accounts receivable and contract assets, net of allowance for doubtful accounts	139,856	1,110,948	1,379,293	771,154	110,769
Loans held for sale	157,552	768,638	632,717	—	—
Loans receivable from Xiaoying Credit Loans and Revolving Loans, net	—	—	—	289,553	41,592
Loans at fair value	723,746	667,839	33,417	2,782,333	399,657
Total assets	1,680,619	3,887,695	4,636,969	8,280,632	1,189,438
Payable to investors at fair value of the Consolidated Trusts	728,105	667,081	—	3,006,349	431,835
Amounts due to related party	106,646	—	—	—	—
Guarantee liabilities	100,661	545,169	20,898	17,475	2,510
Deposit payable to channel cooperators	191,495	134,262	134,042	108,923	15,646
Total liabilities	1,304,118	2,122,154	1,118,901	3,913,527	562,143
Total X Financial shareholders’ equity	372,507	1,762,328	3,517,022	4,365,859	627,116
Non-controlling interests	3,993	3,213	1,047	1,247	179
Total equity	376,501	1,765,541	3,518,069	4,367,106	627,295

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

Since mid-2015, the PRC government and relevant regulatory authorities have issued various laws and regulations governing the online consumer finance industry, including, among others, (i) the Guidelines on Promoting the Healthy Development of Online Finance Industry, or the Guidelines, (ii) the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measures, (iii) the Guidelines on Online Lending Funds Custodian Business, or the Custodian Guidelines, (iv) Guidelines on Information Disclosure of the Business Activities of Online Lending Information Intermediaries, or the Disclosure Guidelines, (v) Notice on Rectification of Cash Loan Business, or Circular 141, (vi) the Notice on the Special Rectification and Inspection of Risk of Online Lending Intermediaries, or Circular 57, (vii) the Notice on Conducting Compliance Inspections of Online Lending Intermediaries, or the Inspection Notice, and (viii) the Compliance Checklist of Online Lending Information Intermediaries, or the Compliance Checklist. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Online Lending Information Services.” In December 2018, the relevant PRC regulatory authorities of the P2P lending industry issued the Circular on Making Efforts to Prevent Risk and Classify Online Lending Institutions, or the Circular 175. Circular 175 classifies the online P2P lending marketplaces into six categories, and except for large-scale peer-to-peer direct lending marketplaces that have not demonstrated any high-risk characteristics, which are generally referred to as Normal Marketplaces, other marketplaces, including shell companies with no substantive operation, small-scale marketplaces, marketplaces with high risks and marketplaces on which investors are not fully repaid or that are otherwise unable to operate their businesses, shall exit the peer-to-peer lending industry or cease operation. As of the date of this annual report, we have ceased to receive new funding from our individual investors through Xiaoying Wealth Management platform, and the new transactions we facilitated are directly funded by certain institutional funding partners, such companies are financial institutions licensed by financial regulatory authorities to lend. As such, we consider the service we provide to such institutional funding partners as “online lending information intermediary service” regulated under the Interim Measures. However, uncertainties still exist in relation to the interpretation and implementation of Circular 175 and Circular 83, and there is a risk that regulatory authorities interpret the regulations differently than we do, and we cannot assure you that the regulatory authorities will agree with our position that the service we provide to our institutional funding partners are not an “online lending information intermediary service”. If we are deemed as an online lending information intermediary institution with a marketplace other than a Normal Marketplace under Circular 175 by government authorities, our marketplace would be subject to the penalties prescribed in Circular 175, including but not limited to, conversion into other types of businesses, shutdown of our website and operation, and our business, financial condition and results of operations would be materially and adversely affected. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Online Lending Information Service.” As of the date of this annual report, we have not received any notice that high-risk characteristics have been identified in our operation and we do not believe we are a marketplace with high risks under Circular 175.

Circular 175 also encourages certain Normal Marketplaces to convert into other types of online financing institutions such as online microcredit companies or loan facilitation platforms. The regulatory actions under such stringent regulation on online lending information intermediary institutions have decimated online lending information intermediary service, including many well-known or listed companies such as Yidai and China Rapid Finance (NYSE: XRF). As of December 31, 2019, more than 10 provincial government agencies or internet financing associations have announced the exit plans of online lending information intermediary institutions in their jurisdictions, among which provincial government agencies in Yunnan, Hebei, Sichuan, Chongqing, Henan, Shandong and Hunan have explicitly announced to clamp down all online lending information intermediary businesses. In December 2019, the Head Office for Special Rectification of Online Finance Risk and the Head Office for Special Rectification of Peer-to-Peer Online Lending jointly issued Guiding Opinions on Pilot Program of Transforming Peer-to-Peer Lending Information Intermediaries to Microcredit Companies, or Circular 83, which provides fundamental conditions for the transformation of peer-to-peer online lending information intermediaries into microcredit companies. As of the date of this annual report, the Shenzhen financial regulatory authority has encouraged us to convert into a nation-wide online microcredit company and one of our consolidated VIEs, Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd. has submitted first batch of documents for the conversion. We are not sure whether we will be granted the approval for the conversion to a nation-wide online microcredit company. If we fail to finish the transformation of online lending information intermediaries into microcredit companies or fail to get the nation-wide online microcredit company approval, our funding sources may be limited, and the sufficiency, diversity and cost-efficiency of our funding sources may be effected.

The laws, regulations, rules and governmental policies are expected to continue to evolve in online lending information services. We are unable to predict with certainty the impact, if any, that future legislation, judicial interpretations or regulations relating to the online individual finance industry, or the status and scrutiny of implementation thereof will have on our business, financial condition and results of operations. To the extent that we are not able to fully comply with any applicable laws or regulations, our business, financial condition and results of operations may be materially and adversely affected.

If we fail to complete record filing for our online lending information services and obtain telecommunication service license, we may be forced to terminate our online lending information intermediary business.

The Guidelines formally introduced for the first time the regulatory framework and basic principles governing the online finance industry, including the provision of online lending information services in China. Following the core principles of the Guidelines, the Interim Measures first time introduced a record filing and licensing regime, pursuant to which, online lending information intermediaries shall register with the local financial regulatory authority, update their business scope in their business license to include “online lending information intermediary” and obtain telecommunication business license from the relevant telecommunication regulatory authority after the completion of their registration with the local financial regulatory authority. In order to instruct online lending information intermediaries to rectify their business operations that are deemed as non-compliant with the Guidelines or the Interim Measures, the Interim Measure authorized the local financial regulatory authorities to conduct onsite inspections or inquiries from time to time. In March 2017, one of our consolidated VIEs, Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd. received a rectification notice from the Shenzhen Head Office for Special Rectification of Online Finance Risk, which required us to adopt certain rectification measures to certain aspects of our business operations which were not in full compliance with applicable laws and regulations, including the requirements for ceasing to facilitate loans exceeding RMB200,000 for one borrower and setting up custody accounts with qualified banks to better manage clients and funds. We have responded with our rectification plan with a schedule in March 2017 and have undertaken effective measures in response to the authority’s request. As of the date of this annual report, we have not received any further rectification notification from the Shenzhen Head Office for Special Rectification of Online Finance Risk related to such rectification plan and measures.

On January 19, 2018, the Shenzhen Head Office for Special Rectification of Online Finance Risk promulgated the Notice regarding Further Implementing Rectification of Online Lending Information Intermediaries which required all the online lending information intermediaries in Shenzhen, including one of our consolidated VIEs, Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd., shall close all the business operations that were not in full compliance with the Interim Measures before June 30, 2018. We have further submitted a self-inspection report to the Shenzhen financial regulatory authority regarding the current status on our rectification process on February 2, 2018 pursuant to the Notice regarding Further Implementing Rectification of Online Lending Information Intermediaries.

In August 2018, the Inspection Notice further clarifies that the compliance inspection under the Interim Measures consists of self-inspection conducted by online lending information intermediaries, inspection conducted by local and national Internet Finance Associations, and verification conducted by the local online lending rectification office, all of which shall be completed by the end of December 2018. The online lending information intermediaries that are in compliance with the applicable rules and regulations then could be allowed to submit the record filing applications as requested by the Interim Measures. Pursuant to the Inspection Notice and the Compliance Checklist, we have further submitted a self-inspection report and certain self-inspection documents to the Shenzhen financial regulatory authority and the Shenzhen Head Office for Special Rectification of Online Finance in October and November 2018 respectively.

In December 2018, the Shenzhen Head Office for Special Rectification of Online Finance Risk conducted onsite inspections on us pursuant to the Inspection Notice. However, as of the date of this annual report, specific requirements and detailed implementation rules of the record filing and licensing regime of online lending information intermediaries in Shenzhen are still pending for further clarification and we have not received any further rectification notification from the Shenzhen financial regulatory authority. Although we have proceeded to rectify our business model pursuant to the relevant laws and regulations of online lending intermediaries services, we cannot assure you that these rectifications will fully satisfy the Shenzhen financial regulatory authority’s requirement in light of any new rules on online consumer finance that may come into force in the future. If we are required to make further rectifications, our business and financial condition would be adversely affected. As of the date of this annual report, regulatory authorities are still in the process of formulating detailed implementation rules governing the filing procedures and to our knowledge, none of the online lending information intermediaries nationwide has so far been permitted to make such filing.

If our practice is deemed to violate any PRC laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.

The PRC regulatory regime with respect to the online individual finance industry is relatively new and evolving, and their interpretation and enforcement are subject to significant uncertainties, it results in difficulties in determining whether our existing practices may be interpreted to violate any applicable laws and regulations.

The Guidelines and the Interim Measures prohibit online lending information intermediaries from certain activities, including but not limited to, credit enhancement, illegal fund-raising, and setting up capital pool. The Circular 141 promulgated by the Head Office for Special Rectification of Online Finance Risk and Head Office for Special Rectification of Peer-to-Peer Online Lending on December 1, 2017 further specifies that certain types of cash loan may be subject to inspection and rectification. These types of cash loan have the following four characteristics: lack of specific scenes, designated purposes, targeted users and mortgage. Online lending information intermediaries shall not facilitate such cash loans without designated purposes. It is stipulated in Circular 57 that online lending information intermediary shall cease providing prohibited cash loans after Circular 141 has come into effect and shall gradually reduce the outstanding balance of prohibited cash loans within scheduled timetable in order to complete the record filing as requested by the Interim Measure. We do not believe any of the loan products we facilitate is prohibited under Circular 141 and Circular 57, as none of our products has all of the four characteristics of cash loans as defined under Circular 141. For example, although some of our loan products, such as Xiaoying Credit Loan’s credit card cash advance product, are lacking mortgage and specific scenes, we believe they target a specific user base with designated purpose for which the borrowers are required to specify at loan application. However, in the absence of authoritative interpretation of the key requirements or characteristics of cash loan, especially whether the definition of cash loan requires all of the four characteristics or any of the four characteristics, we cannot assure you that our existing practices would not be deemed to violate any relevant laws, rules and regulations that are applicable to our business practices. In addition, Circular 141 requires banking financial institutions that participate in the “cash loan” business to ensure that no third parties will charge borrowers any interest or expenses of loans to borrowers and not to accept any credit enhancement services or other similar services from third parties without qualification to provide guarantee. To comply with Circular 141, we cooperate with certain qualified institutional partners with the financing guarantee license, including Shenzhen Tangren, our consolidated VIE, to provide guarantees for certain loan products we facilitate. Moreover, Circular 141 prohibits banking financial institutions from outsourcing core businesses such as credit examination and risk control. Currently, we only provide initial screening, preliminary credit examination and technical services, but we cannot rule out the possibility that government authorities could consider our services to be in violation of Circular 141. If any of our services are deemed to be in violation of Circular 141, we may be required to cease or modify any such “cash loans” to comply with Circular 141, otherwise we may be ineligible for registration with the local financial regulatory authority, which may materially and adversely affect our business and prospects. While we are closely monitoring the regulatory development, as of the date of this annual report, we have not been informed by any regulatory authorities to cease or modify any of our current products due to violation of any rules with respect to cash loan under Circular 141 or Circular 57.

Given the evolving regulatory environment, there is uncertainty as to how the requirements in the Guidelines, the Interim Measures, the Custodian Guidelines, the Disclosure Guidelines, Circular 57, Circular 141, the Inspection Notice, the Compliance Checklist, Circular 175 and Circular 83 will be interpreted and implemented. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Online Lending Information Service.” To the extent that we are not able to fully comply with these requirements, our business, financial condition and results of operations may be materially and adversely affected. We are unable to predict with certainty the impact, if any, that future legislation, or regulations relating to the online consumer finance industry will have on our business, financial condition and results of operations. Historically, we made adjustments in our business to comply with evolving regulatory requirements. Some of the impacts from change of regulation might not be fully reflected. Furthermore, the growth in popularity of online consumer finance increases the likelihood that the PRC government will seek to further regulate this industry.

In addition to the Guidelines, the Interim Measures, the Custodian Guidelines, the Disclosure Guidelines, Circular 57, Circular 141, the Inspection Notice, the Compliance Checklist, Circular 175 and Circular 83, there are certain other rules, laws and regulations relevant or applicable to the online consumer finance industry, including the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Loans between Individuals.” The overall regulatory conditions in China would affect our business and financial condition. For example, in 2018, PRC government authorities issued a series of banking policies to control the leverage ratio, which have adversely affected the liquidity of capital in the market. Under such circumstance, some self-employed business owners, who are borrowers of Xiaoying Preferred Loan, may not be able to obtain enough working capital to maintain business operation or investment, and consequently, affecting their financial condition and repayment capability, which may adversely affect our loan performance and financial results.

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

We started to facilitate investment products to individual investors in China in August 2014 and commenced our loan facilitation business in July 2015 and thus have a limited operating history. We have limited experience in most aspects of our business operations, such as loan product offerings, data-driven credit assessment and development of long-term relationships with borrowers, investors and institutional funding partners. We seek to expand the base of prospective borrowers that we serve, which may result in higher delinquency rates of transactions facilitated by us. The delinquency rate for all outstanding loans on our platform that were 31-90 days past due increased from 1.46% as of December 31, 2017 to 3.54% as of December 31, 2018 and further to 4.05% as of December 31, 2019, and the delinquency rate for all outstanding loans on our platform that were 91-180 days past due increased from 1.34% as of December 31, 2017 to 5.28% as of December 31, 2018 and then decreased to 5.11% as of December 31, 2019. In addition, our ability to continuously attract low-cost funding sources is also critical to our business. As our business develops or in response to competition, we may continue to introduce new loan products, make adjustments to our existing loan products and our proprietary credit assessment model, or make adjustments to our business operation in general. For example, our product mix changed since our launch of Xiaoying Card Loan in December 2016. In 2016, 0.9% of our total loan facilitation amount were Xiaoying Card Loan, while in 2017, 2018 and 2019, such proportion was 36.7%, 70.5% and 70.2%, respectively. We also have continuously introduced new products almost every year. Any significant change to our business model not achieving expected results may have a material adverse impact on our financial condition and results of operations. Our historical financials during the limited operating history are not indicative of our future trends. As a result, it is difficult to effectively assess our future prospects.

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

We operate in the online consumer finance industry, a new and evolving industry. Any negative development in the online consumer finance industry, such as bankruptcies or failures of other consumer finance service providers, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, such as that arises from any failure of other consumer finance platforms to detect or prevent money laundering or other illegal activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new borrowers and investors. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected and potentially for a prolonged period of time. For example, since mid-2018, several troubled online lending platforms in China have defaulted or collapsed. Although these online platforms are not related to us, their failures adversely affected investors’ confidence in the online consumer finance industry, resulting in a reduction in the availability of funding from individual investors. Consequently, our operation was adversely affected by the market conditions in July and August 2018.

Negative developments in our industry, such as widespread borrower defaults, fraudulent behavior and/or the closure of other online consumer finance service providers, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted, which may adversely affect our business and results of operations. Since we cooperate with certain online lending platforms by facilitating loans to them, if such platforms default, our business, results of operations and financial condition could be adversely affected.

The service fees we charge borrowers may decline in the future due to factors beyond our control and any material decrease in such service fees could harm our business, financial condition and results of operations.

We generate a substantial majority of our revenues from service fees we charge borrowers. In 2017, 2018 and 2019, service fees, consisting of loan facilitation service—direct model, loan facilitation service—intermediary model and post origination service, accounted for 88.6%, 93.7% and 82.8% of our net revenues, respectively. Any material decrease in our service fees would have a substantial impact on our revenues and profitability. In the event that the amount of service fees we collect from borrowers for loans we facilitate decrease significantly in the future and we are not able to reduce the funding cost of the loans we facilitate or adopt any cost control initiatives, our business, financial condition and results of operations will be harmed. The level of service fees we collect from borrowers may also be affected by a variety of factors, including our borrowers’ creditworthiness and ability to repay, the competitive landscape of our industry, our access to funding sources of loans we facilitate and regulatory requirements. Our service fees may also be affected by changes in our product and service mix and changes to our borrower engagement initiatives. Our competitors may also offer more attractive fees, which may require us to reduce our service fees to compete effectively. Certain consumer financing solutions offered by traditional financial institutions may provide lower fees than our service fees. Although we do not believe such consumer financing solutions currently compete with our products or target the same underserved consumers in China, such traditional financial institutions may decide to do so in the future, which may have a material adverse effect as to the service fees that we will be able to charge borrowers. Furthermore, as our borrowers establish their credit profile over time, they may qualify for and seek out other consumer financing solutions with lower fees, including those offered by traditional financial institutions offline, and we may need to adjust our service fees to retain such borrowers.

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

We facilitated loans amounting to RMB39,441 million in 2019, none of which had annualized fee rates exceeding 36%. We have reduced our annualized fee rates of all products which exceeded the 36% limit and have complied with applicable regulatory requirements since December 7, 2017. The annualized fee rates of all new loans that we facilitated since December 7, 2017 are below 36%. As a result, we do not believe that our current service fees and various other fees charged from our borrowers violate these provisions. However, if our current fee level is deemed to be excessive or constitutes usurious loans under any existing or future relevant PRC laws, regulations and rules, parts or all of the fees we collected may be ruled as invalid by the PRC courts, and we may face, among others, regulatory warning, correction order, or be required to reduce the fees and annual interest rate we charge our borrowers. In addition, any future changes on APR ceiling may affect our profitability. If such situations were to occur, our business, financial condition, results of operations and prospects would be materially and adversely affected.

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

The amount of loans facilitated through our platform was RMB34,400 million in 2017, RMB36,913 million in 2018 and RMB39,441 million in 2019. To maintain and increase the amount of loans we facilitate, we must continue to engage our existing borrowers and attract new borrowers, which may be affected by several factors, including our brand recognition and reputation, our products and services offered, our efficiency in engaging prospective borrowers, our ability to convert registered users to borrowers, the effectiveness of our credit analysis and risk management system, our ability to secure sufficient and cost-efficient funding, the service fees we charge borrowers, our borrower experience, the PRC regulatory environment governing our industry and the macroeconomic environment. For example, although we do not believe any of the loan products we currently facilitate is explicitly prohibited in accordance with the requirements under Circular 141 and Circular 57, we have taken rectification measures, including adjusting the annualized fee rates not to exceed 36% and ceasing deducting service fees from a loan principal in advance, to better comply with the applicable requirements.

In addition, we currently collaborate with 659 online and 6 offline channel partners. In 2018 and 2019, approximately 67% and 65% of our active borrowers for Xiaoying Card Loan were engaged through our channel partners. If these channels become less effective or less efficient, if we are unable to continue to use these channels or work with less channel partners, or if we cannot expand our business partner base or work with more business partners, we may not be able to acquire and engage new and existing borrowers efficiently. In addition, we may also impose more stringent borrower qualifications to ensure the quality of the loans we facilitate, which may negatively affect the amount of loans we facilitate. If we are unable to attract borrowers or if borrowers do not continue to use our products and services, we may be unable to increase our amount of loans facilitated and corresponding revenues, and our business and results of operations may be materially and adversely affected.

We face risks related to natural disasters, public health emergencies, epidemic, pandemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to severe interruptions, breakdowns, system failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide our products and services. Our business could also be adversely affected by the effects of diseases, including Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, COVID-19 or other epidemics.

In December 2019, a novel strain of coronavirus (COVID-19) was reported to have surfaced in China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to other countries and infections have been reported globally. The World Health Organization declared COVID-19 to constitute a “Public Health Emergency of International Concern” on January 30, 2020 and then characterized it as a pandemic on March 11, 2020. Our business operations have been severely disrupted since January 2020. We had temporarily ceased operations due to employee self-quarantine requirements, travel restrictions, closure of offices and other government restrictions and regulation until late February 2020. Due to the restrictions on access to our office premises, our accounting team was not able to conduct on-site accounting work until late February 2020. Many of our business partners have experienced material disruptions as well including suspension of services. We are also subject to the risk of increasing default rates of borrowers as a result of the strong negative impact of the COVID-19 pandemic on Chinese economy in general. The continued spread of COVID-19 globally has adversely affected the economies and financial markets of China and many other countries, resulting in an economic downturn, which may significantly affect our business, financial condition and results of operations.

Our total loan facilitation amount for the three months ended March 31, 2020 was RMB6,823 million, representing a decrease of 29.1% from the same period in 2019. The estimated default rate of our borrowers showed an increase from 10.13% as of December 31, 2019 to 11.01% as of March 31, 2020.

Our platform requires adequate funding and access to adequate lending capital on terms acceptable to us cannot be assured.

Our business involves matching of borrowers and investors and we collaborate with individual investors, corporate investors and institutional funding partners such as banks and trust companies to fund the loans we facilitate. The growth and success of our future operations depend on the availability of adequate funding to meet borrower demand for loans facilitated on our platform. In 2019, 68.1% of the total funding for loans we facilitated were provided by individual investors, 26.6% were provided by corporate investors and institutional funding partners, and 5.3% were provided by our own funds. In order to maintain the requisite level of funding for the loans we facilitate to meet borrower demand, we will need to optimize the investor funding composition of our platform.

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

Moreover, 76.5% (a percentage equal to the cumulative investment amount covered by ZhongAn’s credit insurance divided by the cumulative investment amount in loan products) of the loan products we facilitated were covered by the credit insurance products provided by ZhongAn as of December 31, 2019. The protection offered by ZhongAn’s insurance policy on our loan products significantly enhances the confidence of our investors and other business partners. In addition to ZhongAn’s insurance protection, Shenzhen Tangren, our consolidated VIE with the financing guarantee license, currently provides a guarantee for certain loan products we facilitate. When in the event of default, Shenzhen Tangren will compensate ZhongAn for ZhongAn’s payout amount to our investors in accordance with the agreements with ZhongAn; however, Shenzhen Tangren’s compensation obligation shall not exceed the financial guarantee service fees Shenzhen Tangren collectible from all the borrowers for such loans. See also “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Loan Performance—Delinquency Rate by Vintage” for further information. We may consider introducing other investor protection arrangements, such as alternative guarantee providers, to ZhongAn or investors. We cannot assure you that new arrangements would be perceived by ZhongAn or investors, which may have adverse impact on our business operations. If ZhongAn ceases business collaboration with us, it may adversely affect our relationship with our users and other business partners, including institutional funding partners, who view on the insurance protection offered by ZhongAn with importance. Furthermore, we may face the risk that ZhongAn cannot provide credit insurance for our loan products with the same terms or at all. See “—If we are unable to obtain adequate credit insurance under terms or conditions acceptable to us due to changes in the credit insurance regulations in China, our business, financial condition and results of operations would be materially and adversely affected.”

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

We have cooperated with ZhongAn to develop credit insurance products to secure insurance protection for 76.5% of the loans we facilitated as of December 31, 2019. If ZhongAn is unable to continue to provide the credit insurance with same terms and conditions we may not be able to remain adequate credit insurance for our loan products as before, or may have to incur additional cost in purchasing such insurance from ZhongAn or other insurance companies. If we are unable to obtain adequate credit insurance for our loan products under terms or conditions acceptable to us, our business, financial condition and results of operations would be materially and adversely affected.

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

In addition, prior to September 2017, we, at our sole discretion, paid ZhongAn for a majority of the loan principal and interest default but have not been subsequently collected through some of our entities lacking qualifications to provide financing guarantee. See “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with ZhongAn.” Due to the lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Rules is unclear. It is uncertain whether we would be deemed to operate financing guarantee business because of our cooperation model with ZhongAn and our current arrangements with banks, trust companies and other institutional funding partners. As of the date of this annual report, we have not been subject to any fines or other penalties under any PRC laws or regulations related to financing guarantee business. Furthermore, given Shenzhen Xiaoying and Shenzhen Tangren are both our consolidated VIEs, while we believe our past and current cooperation model with ZhongAn does not constitute providing any guarantee to lenders directly or in a disguised form by online lending information intermediary under Interim Measures or under Circular 57, we cannot assure you that the regulators would hold the same view as ours. Given the evolving regulatory environment of the financing guarantee business, we cannot assure you that we will not be subject to any fines, penalties or other liabilities, or be required in the future by the relevant governmental authorities to obtain approval or license for financing guarantee business to continue our collaboration with banks, trust companies and other institutional funding partners. If we are required to amend the current model or are no longer able to collaborate with banks, trust companies or other institutional funding partners at all, or become subject to penalties, our business, financial condition, results of operations and prospects could be materially and adversely affected.

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

We offer our products and services based on risk assessment conducted by our proprietary credit analysis and risk management system, which is strengthened by ZhongAn’s insurance decision opinion based on its credit analysis model. In particular, we, at our sole discretion, took on the substantial credit risk of the borrowers for the loans with credit insurance provided by ZhongAn prior to September 2017 and under the guarantee provided by Shenzhen Tangren, our consolidated VIE with the financing guarantee license, for certain loan products we facilitate in addition to ZhongAn’s credit insurance (Shenzhen Tangren’s compensation obligation shall not exceed the financial guarantee service fees Shenzhen Tangren collectible from all the borrowers for such loans) after September 2017. See “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with ZhongAn—Credit Insurance” for details. Our system uses machine learning and modeling techniques to analyze transaction and repayment data from loans that we facilitated and data from applicants and other third-party sources. Even though we have accumulated a large amount of applicant data and extensive credit analysis experience to perform risk management analysis in our system, our credit analysis and risk management system may not be continuously effective as we continue to increase the amount of loans we facilitate, expand our borrower and investor base and broaden our borrower and investor acquisition and engagement efforts through different channels in the future. If our credit analysis model contains inaccurate assumptions or inefficiencies through model updates, or if the credit data and analysis we obtain are inaccurate or outdated, our credit analysis could be negatively affected, resulting in inaccurate decision. In September 2019, the Head Office for Special Rectification of Peer-to-Peer Online Lending and the Head Office for Special Rectification of Online Finance Risk jointly issued the Circular of Strengthening the Construction of Credit Support System of Online Lending. Pursuant to the Circular of Strengthening the Construction of Credit Support System of Online Lending, local financial authorities shall organize all relevant online lending information intermediaries to connect to the credit investigation institutions, including the professional agency of basic database for financial credit information (i.e. the Credit Reference Center of the People’s Bank of China), Baihang Credit, etc., and online lending information intermediaries shall legally collect and report relevant information of serious dishonest borrowers to the credit investigation institutions. As of the date of this annual report, we are applying for the connection to the credit investigation institution through Shenzhen financial regulatory authority pursuant to the Circular of Strengthening the Construction of Credit Support System of Online Lending. If we are unable to effectively and accurately assess the credit profiles of applicants based on their credit profiles, we may either be unable to offer attractive service fee rates and products and services to borrowers, or unable to maintain low delinquency rates for loans we facilitate or to attract investors with satisfactory annualized investment return for our investment products. In addition, our credit analysis may not be able to provide more predictive assessments of future borrower behavior and result in better evaluation of our borrower base as compared to our competitors. Furthermore, our risk management model and system may not optimally protect our business against systemic risk. If our proprietary credit analysis and risk management system fails to perform effectively, our business, liquidity and results of operations may be materially and adversely affected.

If we are unable to maintain low delinquency rates for transactions facilitated by us, our business and results of operations may be materially and adversely affected. Further, historical delinquency rates may not be indicative of future results.

Investments in loans on our platform involve inherent risks as the return of the principal on a loan investment made through our platform is not guaranteed, although we aim to limit investor losses due to borrower defaults within an industry acceptable range through various preventive measures we have taken or will take. The delinquency rate by balance for outstanding loans that were 91 to 180 days past due increased from 1.34% as of December 31, 2017 to 5.28% as of December 31, 2018 and then decreased to 5.11% as of December 31, 2019.

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

Although investor’s entitlement under the loans we facilitated are protected by ZhongAn’s credit insurance, if widespread defaults were to occur, investors may still lose confidence in our platform and our business and results of operations may be materially and adversely affected. Moreover, we, at our sole discretion, took on the substantial credit risk of the borrowers with credit insurance provided by ZhongAn prior to September 2017 and under the guarantee provided by Shenzhen Tangren, our consolidated VIE with the financing guarantee license, for certain loan products we facilitate in addition to ZhongAn’s credit insurance (Shenzhen Tangren’s compensation obligation shall not exceed the financial guarantee service fees collected by Shenzhen Tangren from all the borrowers for such loans) after September 2017. The delinquency rates of our loan products directly impacted our financial statements prior to September 2017 as we at our sole discretion compensated ZhongAn for a majority of the loan principal and interest that are in default but have not been subsequently collected. For example, the increase in delinquency rates would cause (i) increase in guarantee liabilities, which primarily represents our constructive obligation to make future payments under Old ZhongAn Model where we pay for a majority of the loan principal and interest that are in default but have not been subsequently collected at our own discretion, and (ii) decrease in recognized revenue from facilitation and post-origination services. Under New ZhongAn Model, for most Xiaoying Card Loans newly facilitated since September 2017 and certain Xiaoying Revolving Loans that are repaid in installments by borrowers, we negotiate the upper limit of Shenzhen Tangren’s compensation obligation prospectively at each quarter with ZhongAn based on the expected default rate. The portion that we are obligated to pay to ZhongAn but are not expected to be collected from the borrowers due to the estimated default or prepayment risk in relation to the guarantee fee is recorded in the change in fair value of financial guarantee derivative. Moreover, if the total amount of the insurance compensation paid by ZhongAn to the insured investors exceeds the expected maximum payout amount for certain period, ZhongAn is entitled to increase the insurance premium collectible from new borrowers, which would impact our results of operations in the event we are unable to pass on such increase to new borrowers. In addition, when the delinquency rates of our loan products increase, we may also need to increase the guarantee fees that we are entitled from new borrowers. In the event we are not able to raise the APR to capture such increase in guarantee fees, our results of operations would be adversely affected. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Loan Performance—Delinquency Rate by Vintage” and “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with ZhongAn—Credit Insurance” for more details. Therefore, if we are unable to maintain low delinquency rates for transactions we facilitated, our business and results of operations may be materially and adversely affected.

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

We facilitate various loan products, in particular Xiaoying Credit Loan, to our borrowers. While we intend to broaden the scope of products and services that we offer, we may not be successful in doing so. New products and services must achieve a certain level of market acceptance in order for it to be economically feasible for us to bear the default risks associated with them and recoup our investment costs in developing and bringing them to market. Our existing or new products and services could fail to attain sufficient market acceptance for many reasons, including:

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

If our ability to collect delinquent loans is impaired, there is any decline or depreciation in the value of collaterals or there is misconduct in payment collection, our business and results of operations might be materially and adversely affected.

We have implemented internal payment and collection policies and practices designed to optimize the repayment process. We also engage several third-party collection service providers to assist us with payment collection from time to time. However, we may not receive payments as expected on loans that we facilitate. Even though certain of our loan products are secured by borrowers’ collaterals, there might be a decline or depreciation in the value of collaterals, which could reduce the amount of proceeds we can get from the collateral in the event of a borrower’s default. Upon a borrower’s default, we will classify the defaulting borrowers into different risk levels based on the type of loan products, outstanding amount, delinquent days and historical repayment pattern. The third-party collection agencies that we engaged will make phone calls, send text messages, in-person visit and claim lawsuits to the defaulting borrower to request repayment. In particular, the third-party collection agencies that we engage may not possess adequate resource and manpower to collect payment on and service the loans we facilitated.

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

The success of our business largely depends on our ability to provide a high-quality user experience, which in turn depends on factors such as: (i) our ability to estimate future borrowing requests from our users, (ii) our ability to continue to offer products and services at competitive service fee rates, (iii) our ability to provide a reliable and user-friendly mobile application user interface for users and our ability to further improve and streamline our online loan application and approval process. As of December 31, 2019, substantially all of the transactions were completed through our mobile application. If users are not satisfied with our level of service when we failed to provide sufficient loans to our users, or if our system is severely interrupted or otherwise fails to meet user requests, for example, the users have to wait for days to receive their loan application results or our mobile app is constantly disrupted due to system failure and breakdown, our reputation could be adversely affected and we could fail to maintain user loyalty.

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

We have recorded negative cash flows from operating activities historically. We had negative cash flows from operating activities of RMB615.3 million in 2017. Although we had positive cash flows from operating activities of RMB5.4 million and RMB600.6 million (US$86.3 million) in 2018 and 2019 respectively, we cannot guarantee that we will not have negative cash flows in the future. We collect the service fees on a monthly basis from the borrowers. Inability to collect payments from users, borrowers in particular, in a timely and sufficient manner may adversely affect our liquidity, financial condition and results of operations.

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

In addition, PRC government authorities have enacted a series of laws and regulations in regard of the protection of personal information, under which internet service providers and other network operators are required to comply with the principles of legality, justification and necessity, to clearly indicate the purposes, methods and scope of any information collection and usage, and to obtain the consent of users, as well as to establish a user information protection system with appropriate remedial measures. We have obtained consent from our users to use their personal information within the scope of authorization and we have taken technical measures to ensure the security of such personal information and to prevent any loss or divergence of personal information from. However, there is uncertainty as to the interpretation and application of such laws. If such laws or regulations are to be interpreted and applied in a manner inconsistent with our current policies and practices, changes to the features of our system may be required and additional costs incurred. We cannot assure you that our existing user information protection system and technical measures will be considered sufficient under applicable laws and regulations. If we are unable to address any information protection concerns, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and our reputation, business and operations might be adversely affected. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Internet Information Security” for details.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the year ended December 31, 2016 and 2017 and as of December 31, 2016 and 2017, we and our predecessor independent registered public accounting firm identified two “material weaknesses” in our internal control over financial reporting and other control deficiencies. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (1) our lack of sufficient skilled staff with U.S. GAAP knowledge and SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; and (2) our internal audit function is still in the process of establishing formal risk assessment process and internal control framework. In connection with the audits of our consolidated financial statements for the year ended December 31, 2019 and as of December 31, 2019, we and our successor independent registered public accounting firm determined that these two material weaknesses remain as of December 31, 2019, and identified two additional material weaknesses in our internal control over financing reporting. The two additional material weaknesses identified by us and our successor independent registered public accounting firm related to: (1) the Company did not maintain effective controls over the accounting treatments of new business arrangements, including new Consolidated Trusts related arrangements; and (2) there was not adequate management oversight of accounting activities in relating to certain tax practices to conform to the U.S. GAAP.

We are in the process of implementing a plan to address the material weaknesses, including: hiring skilled financial and accounting staff with U.S. GAAP and SEC reporting experience; providing relevant training to our accounting personnel and establishing internal audit function and audit committee with members who have an appropriate level of financial expertise to oversee our accounting and financial reporting process as well as our internal audit function. We have engaged an independent internal control advisor to assist us to establish the formal risk assessment process and internal control framework, and review the appropriateness and sufficiency of the process to identify and address risk of material misstatement related to U.S. GAAP reporting. We have also taken other steps to strengthen our internal control over financial reporting, including formalizing a set of comprehensive U.S. GAAP accounting manual, formalizing risk assessment process and internal control framework. We will continue to implement measures to remediate our internal control deficiencies to comply with Section 404 of the Sarbanes Oxley Act. We expect that we will incur significant costs in the implementation of such measures. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ending December 31, 2019, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. As of the date of this annual report, progress has been made to remediate our internal control deficiencies and remediation measures are to be further implemented and executed.  The material weaknesses will not be considered remediated until the applicable remedial processes and procedures have been in place for a sufficient period of time and management has concluded, through testing, that these controls are effective. Our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2019, due to the material weaknesses in internal control over financial reporting identified above. See “Item 15. Controls and Procedures.”

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

We may be subject to risks related to litigation and regulatory proceedings.

We may be, and in some instances have been, subject to claims, lawsuits (including class actions and individual lawsuits), regulatory and government investigations, and other proceedings relating to intellectual property, consumer protection, privacy, labor and employment, import and export practices, competition, securities, tax, marketing and communications practices, contracts, commercial disputes and various other matters. We may also be subject to claims or lawsuits for infringement or violation of third-party intellectual property rights. The number and significance of our legal disputes and inquiries have increased as we have grown larger, as our business has expanded in scope and geographic reach, and as our services have increased in complexity.

Moreover, having become a public company has raised our public profile, which may result in increased litigation as well as increased public awareness of any such litigation. In addition, we may be target of securities class action and derivative lawsuits. We will need to defend against such lawsuits, including any appeals, and we may also initiate legal proceedings to protect our rights and interests. There is substantial uncertainty regarding the scope and application of many of the laws and regulations to which we are subject, which increases the risk that we will be subject to claims alleging violations of those laws and regulations. There can be no assurance that we will prevail in any such cases, and any adverse outcome of these cases could have a material adverse effect on our reputation, business and results of operations.

In particular, we will need to defend against the putative shareholder class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Litigation,” including any appeals of such action. We are currently unable to ascertain the possible loss or possible range of loss, if any, associated with the resolution of this lawsuit. The litigation process may utilize our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could materially harm our business. An adverse determination in this lawsuit, including an adverse determination on appeal in this lawsuit, may have a material adverse effect on our financial condition and results of operations.

Regardless of the outcome of any particular claim, lawsuit, investigation, dispute or proceeding, any of these types of legal proceedings can have a material and adverse impact on us due to their costs, diversion of our resources, and other factors. We may decide to settle legal disputes on terms that are unfavorable to us. Furthermore, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that we may not choose to appeal or that may not be reversed upon appeal. In addition, the terms of any settlement or judgment in connection with any legal claims, lawsuits, or proceedings may require us to cease some or all of our operations, or pay substantial amounts to the other party and could materially and adversely affect our business, financial condition and results of operations.

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

The Guidelines purport to require, among other things, Internet finance service providers to comply with certain anti-money laundering requirements, including the establishment of a user identification program, the monitoring and reporting of suspicious transactions, the preservation of user information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementing rules to further specify the anti-money laundering obligations of Internet finance service providers. The Interim Measures require online lending intermediaries to comply with certain anti-money laundering obligations, including verifying user identity, reporting suspicious transactions and keeping identity data and transaction records. The Custodian Guidelines require the anti-money laundering obligation to be included in the fund custodian agreements between an online lending intermediary and custody banks, and the online lending intermediary shall cooperate with funds custody banks to fulfill anti-money laundering obligations. On October 10, 2018, the PBOC, the China Banking and Insurance Regulatory Commission and CSRC together promulgated the Measures for the Anti-money Laundering and Anti-terrorist Finance of Internet Finance, which further specified that, any Internet finance institutions (including online lending intermediary) incorporated upon approval or upon record-filing by applicable regulatory authority, shall report any forms of cash receipts and payments whose transaction value reaches or exceeds RMB 50,000 or foreign currency equivalent of US$10,000 on a per-transaction or cumulative basis on a given day, within five working days from the date when such transaction takes place. We cannot assure you that the anti-money laundering policies and procedures we have adopted will be deemed to be in compliance with applicable anti-money laundering implementation rules if and when adopted.

From time to time we may evaluate and potentially consummate strategic investments, acquisitions or international expansion, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances with other businesses or international expansion to further better serve borrowers and enhance our competitive position. These transactions could have a material impact on our financial condition and results of operations if consummated. Even if we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction, which may result in investment losses. For example, we incurred impairment of investments of RMB12,538,280 (US$1,801,011) in 2019 as the business performance of the company we invested in was much lower than initially forecasted. In addition, we made certain investments through nominee arrangements where we have appointed nominees as registered shareholders of certain investee companies, as we currently do not qualify under certain regulatory financial requirements to be registered as a shareholder of such investee companies. While we believe such investments and the nominee arrangements reflect the true intentions of us and the respective business partners, and are therefore legal and valid under PRC Contract Law, we cannot assure you that the PRC courts or other regulators would hold the same view as ours, and such investments may not have the same effect as direct shareholding ownership in the investee companies where our nominee shareholders may fail to perform their respective obligations under the nominee arrangements, such as, among others, to vote on the shareholders’ meetings per our instructions, or to transfer all dividends obtained from such companies to us on a timely manner.

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

We granted incentives and rewards to employees and executives under our share incentive plan. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of stock options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As of December 31, 2019, holders of our outstanding options and other equity incentives were entitled to purchase a total of 63,800,629 ordinary shares. As a result, we incurred share-based compensation expense of RMB157.1 million (US$22.6 million) in during the year ended December 31, 2019. If we grant more options or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

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

The global macroeconomic environment is facing challenges, including the economic slowdown in the Eurozone since 2014, potential impact of the United Kingdom’s exit from the European Union on January 31, 2020, and the adverse impact on the global economies and financial markets as the COVID-19 outbreak continues to evolve into a worldwide health crisis in 2020. The growth of the PRC economy has slowed down since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries and the trade disputes between the United States and China. The ongoing trade tensions between the United States and China may have tremendous negative impact on the economies of not merely the two countries concerned, but the global economy as a whole. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. If economic conditions deteriorate, we may face increased risk of default or delinquency of borrowers, which will result in lower returns or losses. In the event that the creditworthiness of our borrowers deteriorates or we cannot track the deterioration of their creditworthiness, the criteria we use for the analysis of borrower credit profiles may be rendered inaccurate, and our risk management system may be subsequently rendered ineffective. This in turn may lead to higher default rates and adverse impacts on our reputation, business, results of operations and financial positions.

Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies, and the expected or perceived overall economic growth rate in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. Although growth of China’s economy remained relatively stable, there is a possibility that China’s economic growth may materially decline in the near future. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition.

The offering of our products and services depends on effective use of mobile operating systems and distribution through mobile application stores, which we do not control.

Our loan products Xiaoying Credit Loan, Xiaoying Revolving Loan and loan facilitation services to other platforms are offered through mobile applications. We may need to devote significant resources to support and maintain of such applications. The mobile applications are dependent on the interoperability of popular mobile operating systems that we do not control, such as Android and iOS. Any changes in such systems that degrade the accessibility of our mobile applications or give preferential treatment to competing products and services could adversely affect the usability of our mobile applications. In addition, we rely upon third-party mobile application stores for users to download our mobile applications. As such, the distribution, operation and maintenance of our mobile applications are subject to application stores’ standard terms and policies for application developers.

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

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel is of the opinion that our current ownership structure of the VIEs, the contractual arrangements among our PRC subsidiaries, our consolidated VIEs and its subsidiaries are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect, except that the pledge of equity in Shenzhen Tangren, which holds a financial guarantee license, would not be deemed validly created until it is registered with the competent administration of industry and commerce, and we may not be able to register the pledge in Shenzhen Tangren, in which case we must rely on the equity pledge agreement to enforce the pledge. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government authorities, such as the Ministry of Commerce, or the MOFCOM, the MIIT, or other authorities that regulate online consumer finance platforms and other participants in the telecommunications industry, would ultimately take a view that is consistent with the opinion of our PRC legal counsel or agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

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

We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate our business. For a description of these contractual arrangements, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Consolidated VIEs and Their Shareholders.” A significant portion of our revenue is attributed to our consolidated VIEs. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs. If our consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of the record holders of equity interest in our consolidated VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

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

Mr. Yue (Justin) Tang, our Chief Executive Officer, beneficially owns all of the Class B ordinary shares issued and outstanding, representing 31.88% of our total issued and outstanding share capital and 89.96% of our aggregate voting power as of December 31, 2019. As a result, he will have the ability to control or exert significant influence over important corporate matters and investors may be prevented from influencing important corporate matters involving our company that require approval of shareholders, including:

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

On March 15, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, which took effect on January 1, 2020 and replaced the existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. Meanwhile, the Regulations for the Implementation of the Foreign Investment Law, or the FIL Implementations, came into effect on January 1, 2020, which clarified and elaborated the relevant provisions of the Foreign Investment Law.

Since the Foreign Investment Law and the FIL Implementations are newly enacted, there is still uncertainties in relation to its interpretation and implementation. The PRC Foreign Investment Law have revised the definition of “foreign investment” and removed all references to the definitions of “actual control” or “variable interest entity structure” under the 2015 Draft Foreign Investment Law. Instead, the PRC Foreign Investment Law stipulates that foreign investment includes “ foreign investors invest in China through other methods under laws, administrative regulations, or provisions prescribed by the State Council “. Therefore, there are still possibilities that future laws, administrative regulations or provisions of the State Council may deem contractual arrangements as a way of foreign investment. There can be no assurance that our contractual arrangements will not be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Once an entity falls within the definition of foreign investment entity, it may be subject to foreign investment “restrictions” or “prohibitions” set forth in a “negative list” to be separately issued by the State Council later. If a foreign investment entity proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” it must go through a pre-approval process.

If any of the businesses that we operate were in the “restricted” category on the to-be-issued “negative list,” and the enacted version of the PRC Foreign Investment Law and the final “negative list” mandate further actions to be taken by us, such as a pre-approval process, there is no assurance that we can obtain such pre-approval on a timely basis, or at all. Such determination would materially and adversely affect the value of our ADSs, and such further actions required to be taken by us under the newly enacted PRC Foreign Investment Law may materially and adversely affect our business and financial condition. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. No organization or individual may provide the documents and materials relating to securities business activities to overseas parties arbitrarily without the consent of the competent securities regulatory authority in China according to the PRC Securities Law. See also “You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties.

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

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015 and amended on December 30, 2019, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign- Invested Enterprises, or SAFE Circular 142, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

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

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their positions as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. In February 2012, SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, according to which, employees, directors, supervisors and other management members who are PRC residents and non-PRC citizens who reside in China for a continuous period of not less than one year participating in any stock incentive plan of an overseas publicly listed company , subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our share incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.

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

In October 2017, the State Administration of Taxation issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, on December 10, 2009, and partially replaced and supplemented rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises or Bulletin 7, issued by the State Administration of Taxation, on February 3, 2015 and amended in December 2017. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises and any gains from the transfer of such asset by a direct holder, who is a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In the case of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and may consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Pursuant to Bulletin 37, the withholding agent shall declare and pay the withheld tax to the competent tax authority in the place where such withholding agent is located within 7 days from the date of occurrence of the withholding obligation, while the transferor is required to declare and pay such tax to the competent tax authority within the statutory time limit according to Bulletin 7. Late payment of applicable tax will subject the transferor to default interest. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

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

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC, and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the United States or the CSRC or the Ministry of Finance in the PRC. On inspection, it appears that the PCAOB continues to be in discussions with the Mainland China regulators to permit inspections of audit firms that are registered with PCAOB in relation to the audit of Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally. However, it remains unclear what further actions the SEC and PCAOB will take to address these problems.

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

The daily closing trading prices of our ADSs ranged from US$1.69 to US$7.36 in 2019. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including Internet companies, online retail and mobile commerce platforms and consumer finance service providers, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011 and in 2015, which may have a material and adverse effect on the trading price of the ADSs.

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

•                  allegations of a lack of effective internal control over financial reporting resulting in financial; inadequate corporate governance policies, or allegations of fraud, among other things, involving China-based issuers;

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

Sales of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline significantly. The total number of ordinary shares outstanding as of April 30, 2020 was 320,667,943 ordinary shares, comprised of 223,067,943 Class A ordinary shares and 97,600,000 Class B ordinary shares. All ADSs representing our ordinary shares will be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of the ADSs could decline significantly.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charges, and copies of any special resolutions passed by the shareholders) or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under our second amended and restated memorandum and articles of association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

There is a risk that we were or will be a passive foreign investment company, or PFIC, for 2019 or subsequent taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or our ordinary shares.

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the quarterly value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes interest (and income equivalent to interest), dividends, rents, royalties and certain gains. Cash is a passive asset for these purposes. Goodwill (which generally may be determined by reference to the excess of the sum of the corporation’s market capitalization and liabilities over the value of its assets) is an active asset to the extent attributable to business activities that produce active income.

Based on the manner in which we currently operate our business, the composition of our income and assets and the estimated value of our assets, we believe it is reasonable for U.S. holders to take the position that we were not a PFIC for our 2019 taxable year. However, the proper application of the PFIC rules to us is not clear and therefore our PFIC status for 2019 is subject to significant uncertainty. For example, it is uncertain whether for purposes of the PFIC rules we should be treated as the owner of the Consolidated Trusts’ assets. Although such trusts are consolidated on our financial statements for accounting purposes, based on the manner in which we and such trusts currently operate and the nature of our rights and obligations with respect to the trusts, we believe it is reasonable to take the position that the trusts’ assets are not owned by us for purposes of the PFIC rules, but there can be no assurance in this regard. The value of the assets held by the trusts (as shown on our balance sheet) increased significantly during 2019, and we expect that such value will continue to be substantial. If the trusts’ assets were treated as owned by us for PFIC purposes, we would have been a PFIC for our 2019 taxable year, and we could be a PFIC for our current or any future taxable year, unless we qualified for an exception applicable to certain active financing companies. Moreover, in determining our PFIC status for 2019, we treated the value of our goodwill as an active asset to the extent it was a positive amount for the relevant quarter. Due to the significant decline in the market price of our ADSs during 2019, the value of our goodwill was not a positive amount throughout the entire year, and it is not entirely clear how the percentage of our active assets should be calculated in such circumstances. Furthermore, we determined our gross income and the value of certain of our assets based on our financial statements and not under U.S. tax principles, and therefore the determination of our income and assets could be challenged. In addition, it is not entirely clear how the contractual arrangements between us and our VIEs will be treated for purposes of the PFIC rules. Because we exercise effective control over the operation of our VIEs and are entitled to substantially all of their income, we believe it is appropriate to treat the VIEs as owned by us for purposes of the PFIC rules. However, there can be no assurance in this regard and we may be a PFIC for any taxable year if our VIEs are not treated as owned by us for such purposes. For the reasons described above, there can be no assurance that we were not a PFIC for our 2019 taxable year.

Because we hold a substantial amount of cash and other passive assets, our PFIC status for the current and any future taxable year will likely depend, in large part, on the market price of our ADSs from time to time. Our market capitalization has been volatile, has decreased significantly, and may continue to decline. If the market price of our ADSs does not increase in any significant fashion, there is a substantial risk that we will be a PFIC for our 2020 taxable year and future taxable years.

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

In September 2018, we completed an initial public offering of 11,763,478 ADSs (including the ADSs sold upon the exercise of the over-allotment option granted to the underwriters), representing 23,526,956 Class A ordinary shares. On September 19, 2018, our ADSs were listed on the New York Stock Exchange under the symbol “XYF.”

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

We offer a comprehensive suite of products specifically catered to the financing and investment needs of individuals in China. Our major loan product is Xiaoying Credit Loan, which consists of Xiaoying Card Loan and Xiaoying Preferred Loan. Xiaoying Card Loan is primarily a credit card balance transfer product and Xiaoying Preferred Loan is a high-credit-limit unsecured loan product, both of which offer borrowers a combination of large credit line and attractive APR in China. We offer attractive and diversified investment opportunities to investors in China through our wealth management platform, Xiaoying Wealth Management.

The strong credit performance of the loans that we facilitate, the accompanying insurance protection, and our proven risk management and credit assessment capabilities enable us to attract a diversified and low-cost funding base to support our growth. The loan products we facilitate are funded through investments from our individual and corporate investors through Xiaoying Wealth Management platform and the funding arrangements with multiple institutions in China, but since January 2020 we have ceased funding from our individual investors through Xiaoying Wealth Management platform. In 2017, 82.3% of the total outstanding funding balance for loans we facilitated were provided by individual investors, and 17.7% were provided by corporate investors and institutional funding partners.In 2018, 88.6% of the total funding for loans we facilitated were provided by individual investors, 9.2% were provided by corporate investors and institutional funding partners, and 2.2% were provided by our own funds. In 2019, 68.1% of the total funding for loans we facilitated were provided by individual investors, 26.6% were provided by corporate investors and institutional funding partners, and 5.3% were provided by our own funds. In 2018 and 2019, the overall funding cost for the loans we facilitated was 8.07% and 7.72%, respectively.

Our business model is light in capital and labor commitment, and we believe we manage our transaction and operating costs in an effective way. Benefiting from our superior loan product offerings strong credit performance and accompanying insurance protection, we continue to expand our user base of both borrowers and investors primarily through referral without incurring significant sales and marketing expenses, resulting in relatively low user acquisition costs. Furthermore, our highly automated risk management system and technology infrastructure enable us to automatically facilitate a large number of transactions simultaneously. In 2017, 2018 and 2019, our net revenue per employee was RMB2,864,000, RMB4,753,000 and RMB4,456,000, respectively, and our general and administrative expenses as a percentage of our total net revenues was 5.5%, 6.2% and 7.4%, respectively.

We utilize data-driven and technology-empowered credit analysis. Our proprietary risk control system, WinSAFE, builds risk profiles of our prospective borrowers upon data from reputable credit information providers employed by traditional financial institutions, augmented by a variety of social and behavioral data from internet and mobile platforms not typically utilized by traditional financial institutions. Leveraging data analysis and machine learning in assessing a borrower’s value, repayment capability and propensity, we are able to offer differentiated credit limits to borrowers based on individual credit assessment result. Our rigorous data-driven credit assessment methodology has helped us to achieve a strategic balance between borrower expansion and asset quality control. In 2017, 2018 and 2019, the total loans we facilitated amounted to RMB34,400 million, RMB36,913 million and RMB39,441 million, respectively, while the delinquency rate by balance for outstanding loans that were 91 to 180 days past due was 1.34% as of December 31, 2017, 5.28% as of December 31, 2018 and then decreased to 5.11% as of December 31, 2019.

We benefit from our strategic partnership with ZhongAn and certain qualified institutional partners with the financing guarantee license. The protection offered by ZhongAn’s credit insurance on the loans we facilitate significantly enhances investor confidence. Our risk management system is also strengthened by ZhongAn’s rigorous risk control of insurance decision opinion. ZhongAn’s credit assessment model is based on information from various databases, including PBOC CRC which is only available to licensed financial institutions. ZhongAn’s insurance opinion serves as one of the inputs of our comprehensive credit risk management system, along with other behavior and credit information. In addition, we have been collaborating with certain qualified institutional partners with the financing guarantee license, which provide a guarantee for loans that are not insured by ZhongAn. Such qualified institutional partners act as borrowers’ guarantors and are liable for the repayment of principal and interest accrued based on the original principal amount in the event of any default by borrowers.

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

We generate revenues primarily from the fees we charge for our service of matching investors with borrowers (i.e., our loan facilitation service) and for other services we provide over the lifetime of the loan (i.e., our post-origination service and guarantee service). These fees are collected from the borrowers. In 2017, our service fee rate (annualized based on original amount of loan principal) of our major loan products ranged from 0.8% to 45.0% and the service fees we charged for loan facilitation services, post-origination services and guarantee services accounted for 85.8%, 2.8% and 2.7%, respectively, of our total net revenues. In 2018, our service fee rate (annualized based on original amount of loan principal) of our major loan products ranged from 0.50% to 28.62% and the service fees we charged for loan facilitation services, post-origination services and guarantee services accounted for 90.0%, 3.7% and 0.7%, respectively, of our total net revenues. In 2019, our service fee rate (annualized based on original amount of loan principal) of our major loan products ranged from 0.0% to 24.1% and the service fees we charged for loan facilitation services, post-origination services and guarantee services accounted for 72.0%, 10.7% and 1.8%, respectively, of our total net revenues.

The total borrowing cost is expressed as APR, the actual annualized cost of borrowing over the term of a loan. The following table sets forth the APR range of our major loan products for the periods indicated.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
Loan Product	2017	2018	2019
Xiaoying Credit Loan	16.32% ~ 49.44% (2)	9.98%-36.00%	9.67%-36.00%
Xiaoying Card Loan	19.69% ~ 49.44%	9.98%-36.00%	9.67%-36.00%
Xiaoying Preferred Loan	16.32% ~ 21.44%	11.47%-21.61%	16.76%-22.02%
Xiaoying Revolving Loan (Yaoqianhua, previously named as Xiaoying Wallet)(3)	—	17%-36%	17%-36%
Xiaoying Housing Loan	5.98% ~ 20.31%	11.50%-12.50%	12.50%-12.50%
Loan facilitation services to other platforms (1)	1.22% ~ 15.37%	0.50%-9.00%	1.35%-36.00%

Note:

(1) Different from APR used to express the total borrowing cost for our loan products, the figures set forth in the table represent the service fee range we collect from borrowers referred from other platforms for loans successfully allocated to investors.

(2) We integrated Xiaoying Card Loan and Xiaoying Preferred Loan into one general product category, Xiaoying Credit Loan, in 2018. We set forth the numbers for Xiaoying Credit Loan in 2017 only for reference.

(3) Xiaoying Revolving Loan (Yaoqianhua, initially named as Xiaoying Wallet), was launched in August 2018.

We have experienced rapid growth in 2017, 2018 and 2019. Our total net revenue was RMB1,786.9 million in 2017, RMB3,540.6 million in 2018 and RMB3,088.1million (US$443.6 million) in 2019. We had a net income of RMB699.4 million (US$100.5 million) in 2019, compared to a net income of RMB883.1 million in 2018.

Our Borrowers and Loan Products

Overview

We strategically target the prime borrowers underserved by traditional financial institutions. We believe we set a high standard of credit quality by defining our borrowers as prime borrowers, who we define as an individual having sound credit history, who has credit records with PBOC CRC and usually no late payment record of over 60 days in the previous six months. Based on ZhongAn’s insurance requirement, it provides insurance protection for borrowers who have credit records with PBOC CRC and meet its late payment standards (usually no late payment of more than 60 days in the past six months). For the determination of a prime borrower, we review their credit card transaction history, along with our sophisticated risk management review system. As of December 31, 2019, our borrower base primarily consisted of credit card holders who have passed the credit criteria set by banks, small business owners whose credit can be verified by property ownership certificates, insurance policies or provident funds, and the property owners.

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

As of December 31, 2019, we facilitated loans to 5,631,081 cumulative borrowers, each of whom made at least one transaction on our platform during the period from the commencement of our loan facilitation business to December 31, 2019. The number of our active borrowers increased from 2,249,183 in 2017 to 2,370,510 in 2018 and decreased to 2,152,962 in 2019. We experienced significant growth in the amount of loans we facilitated to borrowers, from RMB34,400 million in 2017, RMB36,913 million in 2018 and RMB39,441 million in 2019. The table below sets forth the breakdown of loan facilitation amount by product for the periods indicated.

	Year Ended December 31,				Year Ended December 31,		Year Ended December 31,
	2017				2018		2019
Loan Product	RMB in millions		%		RMB in millions	%	RMB in millions	%
Xiaoying Credit Loan	20,411	(7)	59.3	%(7)	32,664	88.5%	29,825	75.6%
Xiaoying Card Loan (1)	12,634		36.7%		26,011	70.5%	27,702	70.2%
Xiaoying Preferred Loan (2)	7,777		22.6%		6,653	18.0%	2,123	5.4%
Xiaoying Revolving Loan (Yaoqianhua, previously named as Xiaoying Wallet)(3)	—		—		105	0.3%	4,780	12.1%
Xiaoying Housing Loan (4)	4,244		12.3%		306	0.8%	31	0.1%
Loan facilitation services to other platforms (5)	5,464		15.9%		3,606	9.8%	4,805	12.2%
Others (6)	4,281		12.4%		232	0.6%	—	—
Total	34,400		100.0%		36,913	100.0%	39,441	100.0%

Notes:

(1) Xiaoying Card Loan was launched in December 2016.

(2) Xiaoying Preferred Loan was launched in November 2015.

(3) Xiaoying Revolving Loan (Yaoqianhua, initially named as Xiaoying Wallet), was launched in August 2018.

(4) Xiaoying Housing Loan was launched in July 2015.

(5) We started to provide loan facilitation services to other platforms in December 2015.

(6) In 2016, 35.2% of others were bridge loans for mortgage payment, 7.5% of others were loans for corporates and most of the remaining others products were miscellaneous loans products that we have stopped facilitating. We completely ceased facilitating bridge loans for mortgage payment and loans for corporates in 2017. In 2018, we included Yaoqianhua in the category of “others”. Since the business of Yaoqianhua has showed a steady growth, we introduced a new product category of “Xiaoying Revolving Loan” and added Yaoqianhua to this product category in 2019.

(7) We integrated Xiaoying Card Loan and Xiaoying Preferred Loan into one general product category, Xiaoying Credit Loan, in 2018. We set forth the numbers for Xiaoying Credit Loan in 2017 only for reference.

The outstanding balance of loans we facilitated to borrowers increased from RMB18.3 billion as of December 31, 2017 to RMB20.8 billion as of December 31, 2018 and then decreased to RMB17.3 billion as of December 31, 2019. The table below sets forth the breakdown of outstanding loan balance by product as of the dates indicated.

	As of December 31,				As of December 31,		As of December 31,
	2017				2018		2019
Loan Product	RMB in millions		%		RMB in millions	%	RMB in millions	%
Xiaoying Credit Loan	14,760	(2)	80.9	%(2)	18,345	88.0%	14,230	82.4%
Xiaoying Card Loan	8,102		44.3%		13,140	63.0%	12,574	72.8%
Xiaoying Preferred Loan	6,658		36.4%		5,205	25.0%	1,649	9.6%
Xiaoying Revolving Loan (Yaoqianhua, previously named as Xiaoying Wallet)	—		—		42	0.2%	1,503	8.7%
Xiaoying Housing Loan	1,919		10.5%		465	2.2%	156	0.9%
Loan facilitation services to other platforms	1,048		5.7%		1,996	9.6%	1,378	8.0%
Others (1)	551		3.0%		1	0.0%	—	—
Total	18,279		100.0%		20,849	100.0%	17,267	100.0%

Note:

(1) “Others” include bridge loans for mortgage payment and loans for corporates. We completely ceased facilitating these two products in 2017. In 2018, we included Yaoqianhua in the category of “others”. Since the business of Yaoqianhua has showed a steady growth, we introduced a new product category of “Xiaoying Revolving Loan” and added Yaoqianhua to this product category in 2019.

(2) We integrated Xiaoying Card Loan and Xiaoying Preferred Loan into one general product category, Xiaoying Credit Loan, in 2018. We set forth the numbers for Xiaoying Credit Loan in 2017 only for reference.

We price the loans we facilitate based on total borrowing cost, which comprises (i) a nominal interest rate that borrowers pay investors, (ii) the service fee that we collect from borrowers for our services including our guarantee service, if applicable; for example, under New ZhongAn Model, we would not provide guarantee services for certain of our products, and (iii) the insurance premium paid to ZhongAn or guarantee service fees paid to other qualified institutional partners with the financing guarantee license. The total borrowing cost is expressed as APR, the actual annualized cost of borrowing over the term of a loan. The APR for a type of our loan product is the annualized actual amount of total interests, service fees and insurance premium divided by total amount of loans we facilitated. Borrowers are allowed to have more than one loan outstanding at the same time, but for some types of our products, such as Xiaoying Preferred Loan, borrowers are only allowed to have one loan outstanding of the same product type at any one time. We will evaluate borrowers’ payment history with us and perform credit assessment before approving their applications for additional loans. Delinquent borrowers are not allowed to obtain additional loans. We also set the maximum cumulative loan amount that one borrower can obtain based on the credit assessment result of such borrower and ensure the total outstanding balance of loans, together with any approved additional loans, under the amount limit when reviewing a borrower’s loan applications.

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

•                  After the completion of funding, we also provide servicing and collection services. The transaction process varies in certain stages for different loan products. The details of transaction process for Xiaoying Credit Loan, Xiaoying Revolving Loan and Xiaoying Housing Loan are described below, respectively.

Xiaoying Credit Loan

Considering that both Xiaoying Card Loan and Xiaoying Preferred Loan are unsecured loan products, in 2018 we integrated those two products with similar features into one general product category, Xiaoying Credit Loan, to improve management efficiency. We have ceased the facilitation of Xiaoying Preferred Loan since October 2019. We mainly discuss Xiaoying Card Loan and Xiaoying Preferred Loan below as these two products contribute significantly to our Xiaoying Credit Loan segment.

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

Products

We offer credit card balance transfer loan product in amounts ranging from RMB2,000 to RMB60,000 with terms of three, six, nine and 12 installments. The funds of our credit card balance transfer loan product are transferred into a borrower’s credit card account for paying the outstanding credit card balance. In 2017, we also started to offer credit card holders with cash advance product in amounts ranging from RMB1,000 to RMB10,000 with terms of the same combination of installments. Borrowers usually repay the principal and interest accrued based on the original principal amount in equal monthly installments, provided that, prior to December 7, 2017, we deducted part of the service fees from the loan principal in advance and received the remaining service fees paid by borrowers in equal monthly installments. In 2017, the APR of Xiaoying Card Loan paid by borrowers was 26.21%. In October 2017, we introduced a new loan product “Xiaoying Professional Loan” to credit card holders who have been assigned with the highest credit grade by our risk management system and require long-term liquidity and large-amount capital. Xiaoying Professional Loan has a term of one to three years. Borrowers of this product can repay at any time after three months of origination and all monthly service fees for the remaining period is waived upon termination. We considered Xiaoying Professional Loan as one of our other products and determined that the volume of this product in 2017 was immaterial. We started to operate and manage Xiaoying Professional Loan under Xiaoying Card Loan since January 1, 2018. In 2018 and 2019, the APR of Xiaoying Card Loan paid by borrowers was 29.80% and 29.73%.

We facilitated 1,606,569, 2,746,293 and 1,919,735 loans for Xiaoying Card Loans in 2017, 2018 and 2019, respectively. The total loan amount of Xiaoying Card Loan we facilitated increased from RMB12,634 million in 2017 to RMB26,011 million in 2018 and further increased RMB27,702 million in 2019. The average loan amount per transaction was RMB7,864 in 2017, RMB9,471 in 2018 and RMB14,430 in 2019. The outstanding balance of Xiaoying Card Loan we facilitated to borrowers increased from RMB8,102 million as of December 31, 2017 to RMB13,140 million as of December 31, 2018 and further to RMB12,574 million as of December 31, 2019.

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

Xiaoying Preferred Loan

Launched in November 2015, Xiaoying Preferred Loan is a high-credit-limit unsecured personal loan product. We have strategically ceased the facilitation of Xiaoying Preferred Loan since October 2019 due to the high cost of its servicing and collection and the related risks..

Borrowers

Xiaoying Preferred Loan’s target borrowers are primarily self-employed business owners with established credit record who have liquidity and capital needs for daily operations. In 2019, Xiaoying Preferred Loan’s borrowers were mostly in their late thirties or early forties. The creditworthiness of the borrowers have been verified mainly by property ownership certificates, insurance policies or social insurance payment history.

Products

Xiaoying Preferred Loan is high-credit-limit unsecured personal loan product. As for loans funded by investors of Xiaoying Wealth Management, the credit line primarily ranges from RMB100,000 to RMB200,000. As for loans funded by institutions, the credit line could be up to RMB600,000. Borrowers usually repay the principal and interest accrued based on the original principal amount in equal monthly installments. In 2018 and 2019, the APR of Xiaoying Preferred Loan paid by borrowers was 17.96% and 17.51%, respectively.

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

We facilitated 31,775, 36,982 and 19,457 loans of Xiaoying Preferred Loans in 2017, 2018 and 2019, respectively. The loan amount of Xiaoying Preferred Loan we facilitated decreased from RMB7,777 million in 2017 to RMB6,653 million in 2018 and further to RMB2,115 million in 2019. The average loan amount per transaction was RMB244,751 in 2017, RMB179,886 in 2018 and RMB108,720 in 2019. The outstanding balance of Xiaoying Preferred Loan we facilitated to borrowers decreased from RMB6,658 million as of December 31, 2017 to RMB5,205 million as of December 31, 2018 and further to RMB1,649 million as of December 31, 2019.

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

In 2019, we continued to provide existing borrowers with convenient and highly efficient lending services, including callbacks and repayment reminders, to enhance borrower stickiness.

Xiaoying Revolving Loan

In August 2018, we introduced Xiaoying Revolving Loan (including Yaoqianhua, which was previously named as Xiaoying Wallet), which is an evolving loan product for online purchases and mobile payments. Borrowers are able to use Xiaoying Revolving Loan to have a credit limit, and they can repay the borrowed amount at any time, enjoying an interest-free period of up to 7 or 32 days depending on a user’s rating. Borrowers are also able to choose to repay by 3, 6, 10 or 11 monthly installments through Xiaoying Revolving Loan.

We facilitated 273,375 and 12,194,632 loans of Xiaoying Revolving Loan in 2018 and 2019. The total loan amount of Xiaoying Revolving Loan we facilitated was RMB105 million in 2018 and RMB4,780 million in 2019. The outstanding balance of Xiaoying Revolving Loan we facilitated to borrowers increased from RMB42 million as of December 31, 2018 to RMB1,503 million as of December 31, 2019.

Xiaoying Housing Loan

In July 2015, we started to facilitate Xiaoying Housing Loan, a home equity loan product secured by properties owned by borrowers. Xiaoying Housing Loan’s target borrowers are primarily small business owners holding properties with short-term liquidity and capital needs for daily operations and consumption. In 2018, Xiaoying Housing Loan’s borrowers were mostly in their mid-forties. Since February 2019, we have strategically ceased the facilitation of Xiaoying Housing Loan due to the time-consuming foreclosure process of underlying collateral for defaulted loans.

Xiaoying Housing Loan is offered in a large credit line ranging from RMB100,000 to RMB10,000,000 with collateral of properties. Xiaoying Housing Loan is funded by institutional funding partners, thus it is not subject to the upper limits on the outstanding loan balance under applicable laws regulating online lending information services. See “—Regulation—Regulations Relating to Online Lending Information Services”. We primarily offer loan products with an average term of six months and borrowers usually make monthly repayments of interests accrued on the original principal amount followed by a lump sum payment of the principal upon maturity. In 2018 and 2019, the APR of Xiaoying Housing Loan paid by borrowers was 11.86% and 12.50%, respectively.

We facilitated 2,513, 220 and 19 loans of Xiaoying Housing Loans in 2017, 2018 and 2019, respectively. The total loan amount of Xiaoying Housing Loan we facilitated was RMB4,244 million in 2017, RMB306 million in 2018 and RMB31 million in 2019. The average loan amount per transaction was approximately RMB1.7 million in 2017, RMB1.4 million in 2018 and RMB1.6 million in 2019. The outstanding balance of Xiaoying Housing Loan we facilitated to borrowers decreased from RMB1,919 million as of December 31, 2017 to RMB465 million as of December 31, 2018 and further to RMB156 million as of December 31, 2019. We facilitate Xiaoying Housing Loan through offline channels in China. Applicants of Xiaoying Housing Loan is required to complete offline application verifying name, PRC identify card, bank card and mobile phone number recorded with the bank. Our front-line risk control team interviews the applicants and submits supporting documents for loan application through our platform to back-office risk management team for credit assessment and decision making of the credit line based on the value of collateral. Upon our approval of the loan application, our front-line risk control team will assist the successful applicants to enter into related agreements, including, but not limited to, an entrusted guarantee agreement and a security agreement with Shenzhen Tangren (Shenzhen Tangren is our consolidated VIE with financing guarantee license which has provided guarantee to Xiaoying Housing Loan since September 2017. Prior to that, some of our entities provided such guarantee.) under which the borrower pays fees to Shenzhen Tangren for providing guarantee to the investor of Xiaoying Housing Loan and establishes mortgage in its real properties as a security for Shenzhen Tangren’s guarantee services, and complete the security procedures for collaterals.

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

In 2019, we cooperated with 14 financial technology companies. The total loan amount we facilitated for other platforms was RMB5,464 million in 2017, RMB3,606 million in 2018 and RMB4,805 million in 2019. The outstanding balance of loans we facilitated for other platforms increased from RMB1,048 million as of December 31, 2017 to RMB1,996 million as of December 31, 2018 and further to RMB1,378 million as of December 31, 2019.

We carefully select the financial technology companies for cooperation based on various factors including their business model and performance, financial condition, experiences of the management team, risk control capabilities, compliance and reputation in accordance with our systemic cooperative admission policies. Those selected financial technology companies conduct their credit analysis and approval before referring borrowers from their platforms to us. In addition, we conduct separate identity verification to decline those borrowers with high risks under our risk management system. We collect service fees from borrowers referred from the selected financial technology companies for loans successfully allocated to investors, and the average service fee rate was 5.30% in 2017, 2.94% in 2018 and 2.93% in 2019.

We require the selected financial technology companies to provide credit enhancements on the loans facilitated to the borrowers referred to us, including compensating us and/or purchasing back such loans if they are in default. Depending on the credit ability and business performance of those financial technology companies and the historical default rate of the borrowers they referred to us, we may also require them to pay us a deposit, ranging from 2% to 10% of the amount of principal of loans we facilitated, from which we are entitled to deduct if they fail to compensate the defaulted loans referred to us. In general, we monitor the outstanding balance of loans we facilitated to the borrowers referred from the financial technology companies on a daily basis. We will require the financial technology companies to make contribution if the deposit amount falls below the agreed percentage (i.e., 2% to 10%) of the amount of loan principals we facilitated. Each of the financial technology companies we cooperated with is required to pay the deposit prior to fund transfer and the outstanding balance of the deposit that we received from them was RMB108.9 million as of December 31, 2019.

Our Investors and Investment Products

Investors

We have ceased our operation of Xiaoying Wealth Management platform since January 1, 2020. We do not provide any investment products on Xiaoying Wealth management platform any more but we still keep certain functions of Xiaoying Wealth Management platform currently in order to have our existing investors be paid back in accordance with the original repayment schedules. Our target investors of Xiaoying Wealth Mangement platform were primarily individual mass affluent investors. As of December 31, 2019, we had 499,855 cumulative active individual investors on Xiaoying Wealth Management. The number of our active individual investors on Xiaoying Wealth Management platform was 198,029 in 2017, 266,581 in 2018 and 136,205 in 2019. The outstanding balance of funds invested by active individual investors in all types of investment products on Xiaoying Wealth Management platform increased from RMB14,443 million as of December 31, 2017 to RMB17,257 million as of December 31, 2018 and decreased to RMB8,837 million as of December 31, 2019. Such decrease was primarily due to our actions to reduce the number of individual investors in response to relevant government policy. As of December 31, 2019, we had 220 cumulative active corporate investors on Xiaoying Wealth Management.

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

Investors may directly invest in loans listed on our Xiaoying Wealth Management platform based on loan characteristics and borrower profiles. We provide a set of filters to help an investor to quickly pinpoint desired loans based on screening criteria, such as investment term, expected annualized rate of return, repayment method and available investment amount remaining on our platform. We also offer automated investing tools that allow investors to invest in loans through one click and make reinvestments according to investors’ predetermined investing criteria. We offered investors with loan products with committed investment term from one month to 12 months. The expected annualized rate of investment return ranges from 4.7% to 9.8% in 2018 and from 4.5% to 9.5% in 2019, depending on the committed investment term, market conditions and rates offered by competitors. The minimum investment amount is RMB100 (US$15). The maximum amount of each investment is subject to the availability of the loans that can be funded on our platform and the regulatory limit on the maximum size of each loan.

To enhance investor confidence, we pioneered with ZhongAn to develop credit insurance products to secure insurance protection for the loan products we facilitated and offer to investors on Xiaoying Wealth Management platform, which protects investors against default for both the principal and interest. As of December 31, 2019, 76.5% of the loans we facilitated were insured by ZhongAn’s credit guarantee insurance. We act as a third party to facilitate the provision of insurance coverage from ZhongAn to investors, and the borrowers, as the policyholders, enter into the insurance agreement with ZhongAn and pay for the insurance underwritten by ZhongAn for the benefit of investors as the insured beneficiaries when the loan product is listed and fully committed by investors on our platform. If the borrower fails to repay the investor when the loan is due in accordance with the loan repayment schedule (the “default date”), ZhongAn shall compensate the investor for the principal investment amount and accrued interests within two business days from the default date, but we do not have the obligation to compensate ZhongAn within two business days from the default date. Prior to September 2017, in order to maintain stable business relationship with ZhongAn, for loans that we facilitated and insured by ZhongAn, we, at our sole discretion, compensated ZhongAn for substantially all the loan principal and interest default but have not been subsequently collected. In practice, though ZhongAn made compensations to investors within two business days from the default date, we made such compensation to ZhongAn on a monthly basis. Under New ZhongAn Model, if the total amount of the insurance compensation paid by ZhongAn to the insured investors has exceeded the expected maximum payout amount for a certain period, ZhongAn will increase the insurance premium collected from new borrowers only. In addition to ZhongAn’s insurance protection, since September 2017, we have introduced a new protection mechanism for certain of our loan products to further enhance our investors’ confidence. Shenzhen Tangren, our consolidated VIE with financing guarantee license, provides guarantee to protect investors against defaults for both the principal and interest. See “—Our Partnership with ZhongAn” for details.

In March 2018, we entered into a cooperation framework agreement with Jiangxi Ruijing, a PRC based asset management company and one of our equity investees. Jiangxi Ruijing engages directly with the borrowers and investors on our platform to provide guarantee service for an identified portfolio of loans we facilitated. Upon the default of the borrower, Jiangxi Ruijing directly compensates the investors and obtains the creditor’s rights of the loans. Jiangxi Ruijing provided guarantee over Xiaoying Professional Loan and Xiaoying Preferred Loan. In 2018, Jiangxi Ruijing provided guarantee for loans of RMB1,333.5 million, facilitated through our platform and received RMB21.9 million guarantee fees from the borrowers. In November 2018, Jiangxi Ruijing ceased providing guarantee service to our platform.

Besides, we have also been collaborating with certain other qualified institutional partners with the financing guarantee license, which provide a guarantee for loans that are not insured by ZhongAn. Such qualified institutional partners act as borrowers’ guarantors and are liable for the repayment of principal and interest accrued based on the original principal amount in the event of any default by borrowers.

Other Products

Before January 1, 2020, our investors were able to invest in various types of products displayed on our Xiaoying Wealth Management platform provided by our business partners. For example, money market products offer investors with certain investment flexibility through withdrawing the funds in their accounts on demand to purchase other investment products we display on our platform. In 2018 and 2019, the money market products displayed on our platform were money market funds under the administration of an independent asset management company, i.e., China Universal Asset Management Company Limited. Those money market funds primarily invest in cash assets and short-term debt securities. The annualized rate of return for those money market products ranged from 3.19% to 4.68% in 2018 and from 2.20% to 3.53% in 2019. In 2019, our investors were also able to purchase insurance products, including family property insurance, transportation insurance, automobile insurance, short-term life or accident insurance and medical insurance, primarily provided by ZhongAn and Ping An Insurance. See “—Our Partnership with ZhongAn—ZhongAn’s Insurance Products Sold on Xiaoying Wealth Management” for details.

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

Investor Acquisition and Retention

Starting from January 1, 2020, we do not intend to attract more investors on Xiaoying Wealth Management platform as we have ceased providing investment products. In the past, our investor acquisition efforts were primarily directed towards enhancing our brand name and building investor trust. We have attracted a large number of investors primarily through word-of-mouth referral. As a supplement, we advertised our investment services through online channels, including our website and mobile application and cooperation with search engines, application stores, third-party applications and WeChat self-media public accounts. Our new individual investor acquisition cost was RMB298 in 2017, RMB325 in 2018 and RMB287 in 2019.

Funding

Before January 1, 2020, the loans we facilitate were primarily funded through the investments from our individual and corporate investors on Xiaoying Wealth Management. After we ceased offering investment products on Xiaoying Wealth Management platform, we focus on collaborating with various institutions such as banks and trust companies to ensure sufficient funding sources to fund loans efficiently. In 2017, 82.3% of the total outstanding funding balance for loans we facilitated were provided by individual investors, and 17.7% were provided by corporate investors and institutional funding partners. In 2018, 88.6% of the total funding for loans we facilitated were provided by individual investors, 9.2% were provided by corporate investors and institutional funding partners, and 2.2% were provided by our own funds. In 2019, 68.1% of the total funding for loans we facilitated were provided by individual investors, 26.6% were provided by corporate investors and institutional funding partners, and 5.3% were provided by our own funds.

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

We monitor ZhongAn’s financial condition and credit quality periodically through public information disclosed as required by PRC regulatory authorities since its establishment in October 2013 and by Hong Kong Stock Exchange since its listing in September 2017. According to PRC regulatory standard and as disclosed in the quarterly information of solvency margin ratio published by ZhongAn, the integrated risk rating of ZhongAn was “A” for the second and third quarters of 2017 and “B” for the first and fourth quarters of 2017. As disclosed in ZhongAn’s 2019 annual report and 2018 annual report, ZhongAn’s comprehensive solvency margin ratio was 1,178%, 600% and 502% as of December 31, 2017, 2018 and 2019, respectively.

Credit Insurance

As of December 31, 2019, 76.5% of the total loan facilitation amount we facilitated were insured by ZhongAn’s credit guarantee insurance, which protect funding providers against default for both the principal and interest. Such protection significantly enhances investor confidence, which resulted in higher investment balance per investor, lower investor acquisition costs, and enhanced user stickiness for Xiaoying Wealth Management.

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

Shenzhen Tangren provides a guarantee for certain loans we facilitate, primarily Xiaoying Card Loan (excluding Xiaoying Professional Loan) since September 15, 2017, Xiaoying Revolving Loan and Xiaoying Housing Loan since September 2017. In 2017, 2018 and 2019, the total loan amount of loans guaranteed by Shenzhen Tangren was RMB6,243.2 million, RMB25,792.8 million and RMB27,966.4 million, respectively. There is a potential significant time lag between the payments to ZhongAn and the collection of monthly guarantee service fees from borrowers. However, the total amount paid to ZhongAn shall be within the preagreed Cap with ZhongAn. The excess is expected to be fully collected from the borrowers during the remaining term of the underlying loans. With respect to Xiaoying Card Loan, Shenzhen Tangren acts as borrowers’ guarantor and is jointly liable with borrowers for the repayment of principal and interest accrued based on the original principal amount. When ZhongAn compensates investors in the event of default, Shenzhen Tangren will compensate ZhongAn, with Shenzhen Tangren’s obligation capped at a certain percentage of the principal at loan facilitation as pre-agreed with ZhongAn. Borrowers of Xiaoying Card Loan pay fees to Shenzhen Tangren for such guarantee. With respect to Xiaoying Housing Loan, Shenzhen Tangren acts as borrowers’ guarantor and is jointly liable with borrowers for the repayment of principal and interest accrued based on the original principal amount. When ZhongAn compensates investors in the event of default, Shenzhen Tangren will compensate ZhongAn and obtain the credit right over the underlying loan. Borrowers of Xiaoying Housing Loan pay fees to Shenzhen Tangren for such guarantee and establish mortgage over the real properties they own as a security for the guarantee services.

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

Custodian Bank and Third-Party Payment Service Providers

We have engaged Citic AIBank Corp. (“AIBank”) to provide fund custody services for our platform. The investors and borrowers’ funds loaned through our platform are in the custody accounts managed by AIBank. The custodian bank provides fund custodian services including settlement, accounting, clearing services and safeguarding online lending capital to Xiaoying Wealth Management.

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

The table below sets forth the outstanding loan balance of Xiaoying Card Loan to our borrowers of each credit risk level as of December 31, 2017, 2018 and 2019, respectively.

	As of December 31,		As of December 31,		As of December 31,
Credit Risk	2017		2018		2019
Level	RMB in million	%	RMB in million	%	RMB in millions	%
A	1,823	22.5%	3,963	30.1%	3,736	29.7%
B	4,187	51.7%	5,545	42.2%	5,767	45.9%
C	977	12.0%	1,745	13.3%	1,931	15.3%
D	1,115	13.8%	1,887	14.4%	1,140	9.1%
Total	8,102	100.0%	13,140	100.0%	12,574	100.0%

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

With respect to borrowers, we compete directly with those marketplaces offering credit card balance transfer loans, including Kakadai, HuaBei, ShengBei and LaKaLa, and those offering high-credit-limit unsecured loans, including Ping An Puhui and Dashu. We also compete with traditional financial institutions, including credit card issuers, consumer finance business units in commercial banks and other consumer finance companies.

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

Regulations Relating to Foreign Investment

On March 15, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, which became effective on January 1, 2020 and replaced the existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. Meanwhile, the Regulations for the Implementation of the PRC Foreign Investment Law came into effect on January 1, 2020, which clarified and elaborated the relevant provisions of the PRC Foreign Investment Law. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of the PRC Foreign Investment Law may retain the original business organization and so on within five years after the implementation of this Law. The Foreign Investment Law and the Implementation Regulations do not mention the relevant concept and regulatory regime of VIE structures.

The PRC Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the PRC Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other similar rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the PRC Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access is no lower than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for foreign investment in specific fields. Foreign investors shall not invest in any forbidden fields stipulated in the negative list and shall meet the conditions stipulated in the negative list before investing in any restricted fields. Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises.

Investment activities in the PRC by foreign investors are governed by the Catalog of Industries for Encouraging Foreign Investment, or the Catalog, and the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List promulgated by the MOC, which became effective on July 30, 2019 and has been amended from time to time by the MOC and the National Development and Reform Commission. It sets out the industries in which foreign investments are prohibited or restricted. Foreign investors will not make investments in prohibited industries, while must satisfy certain conditions stipulated in the Negative List for investment in restricted industries. According to the Negative List, the proportion of foreign investment in entities engaged in value-added telecommunication services (excluding e-commerce, domestic multi-party communications services, store-and-forward services, and call center services) shall not exceed 50%.

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

The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (2016 revision) , which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, require foreign-invested value-added telecommunications enterprises in China to be established as Sino-foreign equity joint ventures with the foreign investors owning no more than 50% of the equity interests of such enterprise. In addition, the main foreign investor who invests in a foreign-invested value-added telecommunications enterprises operating the value-added telecommunications business in China must demonstrate a good track record and sound experience in operating a value-added telecommunications business, provided that qualified foreign investors must obtain prior approvals from the MIIT and the MOFCOM or their authorized local counterparts, for its commencement of value-added telecommunication business in China.

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

In July 2006, the MIIT issued the Notice on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business , or the MIIT Notice, pursuant to which, for foreign investor invest in telecommunications service business in China, a foreign-invested telecommunications enterprise must be established, and such enterprise must hold a telecommunications businesses operation license. Furthermore, under the MIIT Notice, domestic telecommunications enterprises may not rent, transfer or sell a telecommunications business operation license to foreign investors in any form, nor may they provide any resources, premises, facilities or other assistance in any form to foreign investors for their illegal operation of any telecommunications business in China. In addition, under the MIIT Notice, a foreign-invested value-added telecommunication service operator (or its shareholders) shall legally own the Internet domain names and registered trademarks used for its business operation.

Due to the above restrictions and requirements, we conduct our value-added telecommunications businesses through Shenzhen Yingzhongtong Financial Information Service Co., Ltd., one of the subsidiaries of our consolidated VIEs.

Regulations Relating to Value-Added Telecommunication Services

The Telecommunications Regulations of the PRC, or the Telecommunications Regulations, promulgated by the State Council on September 25, 2000 and amended on July 29, 2014 and February 6, 2016, provide a regulatory framework for telecommunications services providers in the PRC. The Telecommunications Regulations require telecommunications services providers to obtain an operating license prior to the commencement of their operations. The Telecommunications Regulations distinguish “basic telecommunications services” from “value-added telecommunications services. The basic telecommunications services provider who provides public network infrastructure, public data transmission and basic voice communications services shall obtain a Basic Telecommunications Service Operating License, and the value-added service provider who provides telecommunications and information services provided through the public network infrastructure shall obtain a Value-added Telecommunications Service Operating License, or VATS License. A catalogue was issued as an attachment to the Telecommunications Regulations to categorize telecommunications services as either basic or value-added. The current catalogue, as most recently updated on June 6, 2019, categorizes online information services as value-added telecommunications services.

On July 3, 2017, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses , under which, a commercial operator of value-added telecommunications services must first obtain the VATS License, from the MIIT or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites may be ordered to close

On August 17, 2016, the China Banking Regulatory Commission, or the CBRC (one of the predecessors of the China Banking and Insurance Regulatory Commission), the MIIT, the Ministry of Public Security and the State Internet Information Office jointly issued the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries , or the Interim Measures. Pursuant to the Interim Measures, online lending information service providers shall apply for VATS License in accordance with relevant rules issued by competent telecommunication authority after completing the filing records to local financial regulators. However, the relevant implementation rules regarding such filing is yet to be issued therefore currently we are not able to make the necessary filing and then to apply for the VATS License. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We may be required to obtain additional value-added telecommunication business licenses”.

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

With respect to the online lending information service providers established prior to the implementation of the Interim Measures, which have not been in full compliance with the applicable requirements of the Interim Measures, the competent local financial regulatory department provide those not in full compliance with applicable requirements of the Interim Measures, a grace period of twelve months, within which such platforms shall rectify any violation against the Interim Measures and comply with all applicable requirements in the Interim Measures.

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

On February 22, 2017, the CBRC released the Guidelines on Online Lending Funds Custodian Business , or the Custodian Guidelines, which set out requirements on the fund custodian services for online lending information intermediaries. The Custodian Guidelines define custodian as commercial banks qualified for providing depositary services for online lending information providers and specify the criteria for qualification. Pursuant to the Custodian Guideline, an online lending information service provider may only enter into fund depositary agreement with one custodian for the funds of lenders and borrowers held by it, and shall segregate the funds of lenders, borrowers and the proprietary funds of online lending information service providers in separate accounts. For any online lending information service providers and custodian operating prior to the implementation of the Custodian Guideline, which are not in full compliance with the Custodian Guidelines, they are required to rectify any violation of the Custodian Guideline within a six-month grace period starting from the issuance of the Custodian Guideline.

On August 23, 2017, the CBRC further issued the Guidelines on Information Disclosure of the Business Activities of Online Lending Information Intermediaries , or the Disclosure Guidelines, which clarified the disclosure obligation of online lending information service providers. Pursuant to the Disclosure Guidelines, online lending information service providers shall set a special column of information disclosure on the eye-catching locations of its official website and all other available internet channels, such as mobile applications and WeChat official accounts to disclose certain information, including, among other things (i) basic information of the online lending information service provider, such as its registration information, organization information, and financial data; (ii) transaction related information, such as the total notional and number of transactions matched through the online lending information platform; and (iii) any event that could result in a material adverse effect on the operations of online lending information providers. The Disclosure Guidelines also require online lending information service providers to record all the disclosed information and retain such information for no less than five years from the date of the disclosure. For any online lending information service providers are not in full compliance with the Disclosure Guidelines, they are required to rectify any violation of the Custodian Guideline within a six-month grace period upon issuance of the Disclosure Guideline.

On July 3, 2017, Financial Development and Service Office of the People’s Government of Shenzhen published a discussion draft on the proposed Administrative Measures on the Registration of Shenzhen based Online Lending Information Intermediary , or the Proposed Administrative Measures, for public review and comments. The Proposed Administrative Measures set out detailed requirements and procedures for the registration of online lending information service providers, which, including, among others, to require the online lending information providers to implement robust network security protection system, select a qualified commercial bank that has a branch in Shenzhen as its fund custodian institution and opened the custodian accounts for online lending in its Shenzhen branch, and employ at least three senior executives with more than five years’ experience in the financial industry holding bachelor degrees or above. The public review and comments for the Proposed Administrative Measures has now concluded, but it is still uncertain when the draft will become effective and whether the definitive version would have substantial changes from the draft.

On December 1, 2017, the Notice on Rectification of Cash Loan Business , or Circular 141, was promulgated by the Head Office for Special Rectification of Online Finance Risk and the Head Office for Special Rectification of Peer-to-Peer Online Lending. In accordance with Circular 141, cash loan, which is characterized by the lack of specific scenes, designated purposes, targeted users and mortgage may be inspected and rectified. Circular 141 further specifies that the overall cost of loan, including among others, the loan interest and other forms of fees, charged by the institutions shall be subject to the restrictions on interest rates as specified in applicable rules on private lending. In addition, Circular 141 provides that banking financial institutions shall not receive credit enhancement services offered by any third party that lacks qualifications to provide guarantee, and shall ensure such third party not to charge fees from borrowers.

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

On December 8, 2017, the Head Office for Special Rectification of Peer-to-Peer Online Lending issued the Notice on the Special Rectification and Inspection of Risk of Online Lending Intermediaries , or Circular 57, providing further clarification on several matters in connection with the rectification and registration of online lending information intermediaries, including, among other things:

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

In December 2018, the relevant PRC regulatory authorities of the P2P lending industry issued the Circular on Making Efforts to Prevent Risk and Classify Online Lending Institutions (“Circular 175”), in which the regulatory authorities, for the first time, classified the online P2P lending marketplaces into six categories: (i) marketplaces on which investors are not fully repaid or that are otherwise unable to operate their businesses and under investigation of the public security department, (ii) marketplaces that have been unable to operate their businesses but are not under investigation of the public security department, (iii) shell companies with zero loan balance or loan origination for more than three months and marketplaces that no longer facilitate loan application and investment, or are otherwise not in operation, (iv) small-scale marketplaces , (v) marketplaces with high risks, and (vi) Normal Marketplaces. Pursuant to Circular 175, the scope of the rectification of online lending institution shall be limited to institutions which have entered into to the Data Submission System of Online Security Centre, and any institutions out of this scope shall be treated as illegal fund raising. We submitted our application materials for the P2P registration, to the Shenzhen Financial Services Office, our competent authority, in April 2018, and we have entered into the Data Submission System of Online Security Centre since November 2018. According to Circular 175, for the institutions in the Data Submission System of Online Security Centre, only Normal Marketplaces are allowed to continue to operate in the P2P lending industry. As of the date of this annual report, we have not received any notice that we have been classified as high-risk characteristics and we do not believe we would fall into categories (i) to (v) above. Although Circular 175 does not require Normal Marketplaces to exit the industry or shut down and imposes minimum restrictions, such as control the existing size and number of investors, on Normal Marketplaces, we may be encouraged by PRC government authorities to convert into other types of online financing institutions such as online microcredit companies or loan facilitation platforms, and we have already started taking various measures, such as expanding cooperation with institutional partners, in order to reduce the adverse impact on our business volume. If we were encouraged or required to change the type of business we operate, our business, financial condition and results of operation might be materially and adversely affected. However, due to the un-clarification of Circular 175, there is a risk that applicable regulatory authorities interpret the regulations differently than we do. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—The regulatory regime governing the online consumer finance industry in China is developing and subject to changes in applicable laws and regulations. If we fail to comply with existing and future applicable laws or regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.”

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

In January 2019, the Head Office for Special Rectification of Peer-to-Peer Online Lending and the Head Office for Special Rectification of Online Finance Risk jointly issued the Notice on Further Proceed with Compliance Inspection of P2P Online Lending and Follow-up Work, which stipulates P2P online lending platform passed the inspections by the administrative authorities shall provide real time data step by step.

In September 2019, the Head Office for Special Rectification of Peer-to-Peer Online Lending and the Head Office for Special Rectification of Online Finance Risk jointly issued the Circular of Strengthening the Construction of Credit Support System of Online Lending, as reported, which encourages operating peer-to-peer online lending institutions connect to credit reporting system, including the professional agency of basic database for financial credit information (i.e. the Credit Reference Center of the People’s Bank of China), Baihang Credit and etc, cracking down malicious debt evasion behaviors of non-operating peer-to-peer online lending entities, increasing the punishment of discredited enterprise and strengthening publicity and public opinion guidance.

Chinese regulators also encourage Normal Marketplace under Circular 175 to transform into online small loan companies. In late December, 2019, the Head Office for Special Rectification of Online Finance Risk and the Head Office for Special Rectification of Peer-to-Peer Online Lending jointly issued Guiding Opinions on Pilot Program of Transforming Peer-to-Peer Lending Information Intermediaries to Microcredit Companies, or Circular 83, which provides detailed guidelines for the conversion of peer-to-peer online lending information intermediaries into microcredit companies from the following aspects: (i) compliance requirement; (ii) qualified shareholders and management team; (iii) the feasibility of the transforming plan; and (iv) with strong financial technology and be capable to online operation requirement. However, uncertainties still exist in relation to the interpretation and implementation of Circular 83.

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

On August 4, 2017, the Supreme People’s Court issued the Several Opinions on Further Strengthening the Judicial Work in the Finance Sector , according to which if an online lending information intermediary and a lender attempt to evade the upper limit to the legally protected interest by charging part of interest rate as intermediary fees or other service fees, such arrangements shall be deemed as invalid. In addition, PRC courts shall support the borrower’s claim to reduce the overall annual interest rate to 24%, on the basis that the aggregate amount of interest, compound interest, default interest, liquidated damages and other fees claimed by the lender is overly high.

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

Regulations Relating to Guarantee

On March 8, 2010, CBRC, NDRC, MIIT, MOFCOM, PBOC, SAIC and Ministry of Finance of PRC promulgated the Tentative Administrative Measures for Financing Guarantee Companies , or the Tentative Administrative Measure. The Tentative Administrative Measures require an entity or individual to obtain a prior approval from the relevant regulatory body to engage in the financing guarantee business, and defines “financing guarantee” as an activity whereby the guarantor and the creditor, such as a financial institution in the banking sector, agree that the guarantor shall bear the guarantee obligations in the event that the secured party fails to perform its financing debt owed to the creditor.

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

Regulations Relating to Anti-Money Laundering

The PRC Anti-Money Laundering Law , which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information, and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-Money Laundering Law , financial institutions subject to the PRC Anti-Money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions. However, the State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations.

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

Pursuant to the Interim Measures, an online lending intermediary shall perform the anti-money laundering obligations by verifying client identity, reporting suspicious transactions, keeping identity data and transaction records, etc. In addition, the Custodian Guidelines requires that the anti-money laundering obligation be included in the fund custodian agreements between an online lending intermediary and the commercial bank acting as the depositary, and the online lending intermediary shall fulfill and cooperate with depositary to fulfill anti-money laundering obligations. The Measures for the Anti-money Laundering and Anti-terrorist Finance of Internet Finance, promulgated on October 10, 2018, further specified that, any Internet finance institutions (including online lending intermediary) incorporated upon approval or upon record-filing by applicable regulatory authority, shall report any forms of cash receipts and payments whose transaction value reaches or exceeds RMB 50,000 or foreign currency equivalent of USD 10,000 on a per-transaction or cumulative basis on a given day, within five working days from the date when such transaction takes place.

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

To further clarify the criminal charges and punishments relating to illegal public fund-raising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising , or the Illegal Fund-Raising Judicial Interpretations, which came into force in January 2011. The Illegal Fund-Raising Judicial Interpretations provide that a public fund-raising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law, if it meets all the following four criteria: (i) the fund-raising has not been approved by the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fundraising employs general solicitation or advertising such as social media, promotion meetings, leafleting and short message service, or SMS, advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, property in kind and other forms; and (iv) the fund-raising targets the general public as opposed to specific individuals. Pursuant to the Illegal Fund-Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB1,000,000, (ii) with over 150 fund-raising targets involved, or (iii) with the direct economic loss caused to fund-raising targets exceeding RMB500,000, or (iv) the illegal fund-raising activities have caused baneful influences to the public or have led to other severe consequences. An individual offender is also subject to criminal liabilities but with lower thresholds.

In addition, an individual or an entity who has aided in illegal fund-raising from the general public and charges fees, including but not limited to agent fees, rewards, rebates and commission, would constitute an accomplice of the crime of illegal fund-raising. In accordance with the Opinions of the Supreme People’s Court, the Supreme People’s Procurator and the Ministry of Public Security on Several Issues concerning the Application of Law in the Illegal Fund-Raising Criminal Cases , administrative proceedings for determining the nature of illegal fund-raising activities is not a prerequisite procedure for the initiation of criminal proceeding concerning the crime of illegal fund-raising, and the administrative departments’ failure in determining the nature of illegal fund-raising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fund-raising.

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

The APP information service providers shall acquire relevant qualifications in accordance with laws and regulations and fulfill the information security management obligations as follows: (1) shall authenticate the identity information of the registered users including their mobile telephone number and other identity information under the principle that mandatory real name registration at the back-office end, and voluntary real name display at the front-office end; (2) shall establish and perfect the mechanism for the protection of users’ information, and follow the principle of legality, rightfulness and necessity, indicate expressly the purpose, method and scope of collection and use and obtain the consent of users while collecting and using users’ personal information; (3) shall establish and perfect the mechanism for the examination and management of information content, and in terms of any information content released that violates laws or regulations, take such measures as warning, restricting the functions, suspending the update and closing the accounts as the case may be, keep relevant records and report the same to relevant competent authorities; (4) shall safeguard users’ right to know and to make choices when users are installing or using such applications, and shall neither start such functions as collecting the information of users’ positions, accessing users’ contacts, turning on the camera and recording the sound, or any other function irrelevant to the services, nor forcefully install any other irrelevant applications without prior consent of users when noticed expressly; (5) shall respect and protect the intellectual properties and shall neither produce nor release any application that infringes others’ intellectual properties; and (6) shall record the users’ log information and keep the same for 60 days.

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

Regulations on Privacy Protection

The Several Provisions on Regulating the Market Order of Internet Information Services , issued by the MIIT in December 2011, provide that, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of a user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, online lending service providers must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

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

Regulations Related to Intellectual Property

The SCNPC and the State Council have promulgated comprehensive laws and regulations to protect trademarks. The Trademark Law of the PRC (2019 revision), or the PRC Trademark Law, promulgated on August 23, 1982 and last amended on November 1, 2019 and the Implementation Regulation of the PRC Trademark Law (2014 revision) issued by the State Council on August 3, 2002 and amended on April 29, 2014 are the main regulations protecting registered trademarks. The Trademark Office under the State Administration of Industry and Commerce administrates the registration of trademarks on a “first-to-file” basis, and grants a term of ten years to registered trademarks.

The PRC Copyright Law , adopted in 1990 and revised in 2001, 2010 respectively, with its implementation rules adopted on August 8, 2002 and revised in 2011 and 2013 respectively, and the Regulations for the Protection of Computer Software as promulgated on December 20, 2001 and amended in 2011 and 2013 provide protection for copyright of computer software in the PRC. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the National Copyright Administration Center or its local branches to obtain software copyright registration certificates.

The MIIT, promulgated the Administrative Measures on Internet Domain Name , or the Domain Name Measure on August 24, 2017 to protect domain names. According to the Domain Name Measures, domain name applicants are required to duly register their domain names with domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

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

Regulations Related to Employment

The PRC Labor Law, or the Labor Law, which was promulgated by the SCNPC in July 1994, became effective in January 1995, and was most recently amended in December 2018. The PRC Labor Contract Law, or the Labor Law Contract Law, which took effect on January 1, 2008 and was amended on December 28, 2012. Pursuant to the Labor Law and the Labor Contract Law, employers must execute written employment contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may constitute criminal offences.

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

On February 13, 2015, SAFE promulgated the Circular on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment , or the SAFE Circular No. 13, effective from June 1, 2015 and amended on December 30, 2019, which cancels the requirement for obtaining approvals of foreign exchange registration of foreign direct investment and overseas direct investment from SAFE. The application for the registration of foreign exchange for the purpose of foreign direct investment and overseas direct investment may be filed with qualified banks, which, under the supervision of SAFE, may review the application and process the registration.

The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Circular No. 19, was promulgated on March 30, 2015, became effective on June 1, 2015 and was further amended on December 30, 2019. According to the SAFE Circular No. 19, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank) at the place of registration. The Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, the SAFE Circular No. 16 was promulgated and became effective on June 9, 2016. According to the SAFE Circular No. 16, enterprises registered in PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. The SAFE Circular No. 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self—discretionary basis, which applies to all enterprises registered in the PRC. The SAFE Circular No. 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investment with the exception of bank financial products that can guarantee the principal within the PRC unless otherwise specifically provided. Besides, the converted Renminbi shall not be used to make loans for related enterprises unless it is within the business scope or to build or to purchase any real estate that is not for the enterprise own use with the exception for the real estate enterprise.

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

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or the SAFE Circular 37, which became effective in July 2014, to replace the Circular of the State Administration of Foreign Exchange on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Roundtrip Investments by Domestic Residents through Offshore Special Purpose Vehicles, or the SAFE Circular 75 to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. SAFE Circular 37 defines a SPV as an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” is defined as direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 stipulates that, prior to making contributions into an SPV, PRC residents or entities be required to complete foreign exchange registration with SAFE or its local branch. In addition, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, as amended in December 2019, which amended SAFE Circular 37 and became effective on June 1, 2015, requiring PRC residents or entities to register with qualified banks rather than SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

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

Regulations Relating to Dividend Distribution

Distribution of dividends of foreign investment enterprises are mainly governed by the PRC Company Law promulgated in January 2006 and last amended in October 2018 and the Wholly Foreign-owned Enterprise Law promulgated in April 1986 and amended in September 2016 and its implementation regulations. The Wholly Foreign-owned Enterprise Law was replaced by the PRC Foreign Investment Law on January 1, 2020. Under these regulations, foreign investment enterprises in the PRC may distribute dividends only out of their accumulative profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, no less than 10% of the accumulated profits of the foreign investment enterprises in the PRC are required to be allocated to fund certain reserve funds each year unless these reserves have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from previous fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from Xiaoying (Beijing) Information Technology Co., Ltd., which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. Limitation on the ability of our consolidated VIEs to make remittance to the wholly-foreign owned enterprise and on the ability of our wholly-foreign owned enterprise to pay dividends to us could limit our ability to access cash generated by the operations of those entities. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.”

Regulations Related to Taxation

Dividend Withholding Tax

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law which became effective on January 1, 2008 and last amended on December 29, 2018. According to Enterprise Income Tax Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, issued on January 29, 2008 and supplemented and revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which became effective on December 8, 2006 and applicable to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in the PRC, such withholding tax rate may be lowered to 5% if a Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a PRC subsidiary by PRC tax authorities and holds at least 25% of the equity interest in that particular PRC subsidiary at all times within the 12-month period immediately prior to the distribution of the dividends. Furthermore, pursuant to the Announcement on Issues concerning “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the SAT, when determining the status of “beneficial owners”, a comprehensive analysis may be conducted through materials such as articles of association, financial statements, records of capital flows, minutes of board of directors, resolutions of board of directors, allocation of manpower and material resources, the relevant expenses, functions and risk assumption, loan contracts, royalty contracts or transfer contracts, patent registration certificates and copyright certificates, etc. However, even if an applicant has the status as a “beneficiary owner”, if the competent tax authority finds necessity to apply the principal purpose test clause in the tax treaties or the general anti-tax avoidance rules stipulated in domestic tax laws, the general anti-tax avoidance provisions shall apply.

Enterprise Income Tax

In December 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law , or the Implementing Rules, which became effective on January 1, 2008 and amended on April 23, 2019. The Enterprise Income Tax Law and its relevant Implementing Rules (i) impose a uniform 25% enterprise income tax rate, which is applicable to both foreign invested enterprises and domestic enterprises (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules and (iii) introduces new tax incentives, subject to various qualification criteria.

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

On October 17, 2017, the State Administration of Taxation issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or the Bulletin 37, as amended in June 2018, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, on December 10, 2009, and partially replaced and supplemented rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or the Bulletin 7, issued by the State Administration of Taxation, on February 3, 2015 and last amended in December 2017. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within 7 days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—We and our existing shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.”

Value-Added Tax

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the Pilot Plan. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, as amended from time to time. Pursuant to the Pilot Plan and the relevant notice, VAT at a rate of 6% is generally imposed, on a nationwide basis, on the revenue generated from the provision of service in lieu of business tax in the modern service industries. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

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

(5) Shenzhen Gamma Capital Management Co., Ltd. holds 100% equity interest in Shenzhen Beier.

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

Agreements that provide us with effective control over the VIEs

Shareholders’ Voting Rights Proxy Agreements.     Pursuant to the Shareholders’ Voting Right Proxy Agreements among Beijing WFOE, each of the VIEs and the shareholders of each of the VIEs. These shareholders irrevocably authorize Beijing WFOE or any person(s) designated by Beijing WFOE to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of the VIEs, including, but not limited to, the right to convene shareholders’ meetings, vote and sign any resolution as a shareholder, appoint directors and other senior executives to be appointed and removed by the shareholder, the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder, and other shareholders voting rights permitted by the Articles of Association of each VIE. For the agreements among Beijing WFOE, each of the VIEs other than Shenzhen Beier, and their shareholders, the power of attorney will remain in force for ten years. Unless a thirty-day notice is given by Beijing WFOE, these agreements shall be automatically renewed for another one year upon the expiration. The agreement among Beijing WFOE, Shenzhen Beier and its shareholder does not specify its effective term.

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

Agreements that allow us to receive economic benefits from the VIEs

Exclusive Business Cooperation Agreements.     Pursuant to the Exclusive Business Cooperation Agreements among Beijing WFOE and each of the VIEs, Beijing WFOE or its designated person has the exclusive right to provide the VIEs with technical support, consulting and other services in return for fees based on 100% total consolidated profit of the VIEs after making up any cumulative loss (if any) of the VIEs and its affiliated companies and setting of the working capital, operational costs, taxes and other statutory contributions required. Without Beijing WFOE’s prior written consent, the VIEs may not accept any services subject to these agreements from any third party. Beijing WFOE has the right to determine the service fee to be charged to the VIEs under these agreements by considering, among other things, the complexity of the services, the time that may be spent for providing such services, as well as the commercial value and specific content of the service provided. Beijing WFOE will have the exclusive ownership of all intellectual property rights created as a result of the performance of these agreements. For the agreements between Beijing WFOE and each of the VIEs other than Shenzhen Beier, unless Beijing WFOE terminates these agreements in advance, these agreements will remain effective for ten years. Unless agreed by both parties in writing, these agreements shall be automatically renewed for another ten year upon its expiration. The agreement between Beijing WFOE and Shenzhen Beier will remain effective permanently, unless early terminated by Beijing WFOE in writing pursuant to this agreement or otherwise required by PRC laws.

Agreements that provide us with the option to purchase the equity interests in the VIEs

Exclusive Call Option Agreements.     Pursuant to the Exclusive Call Option Agreements among Beijing WFOE, each of the VIEs and their shareholders, their shareholders irrevocably granted Beijing WFOE or any third party designated by Beijing WFOE an exclusive option to purchase all or part of their equity interests in the VIEs at the lowest price permitted by applicable PRC laws. Those shareholders further undertake that they will neither create any pledge or encumbrance on their equity interests in the VIEs, nor transfer, gift or otherwise dispose of their equity interests in the VIEs to any person other than Beijing WFOE or its designated third party. Without Beijing WFOE or its designated third party’s prior written consent, those shareholders agree not to, among other things, amend its articles of association, increase or decrease the registered capital, permit the VIEs to enter into transactions which materially and adversely affect the VIEs’ assets, liabilities, business operations, equity interests and other legal interests, or merge with any other entities or make any investments, or distribute dividends. For the agreements among Beijing WFOE, each of the VIEs other than Shenzhen Beier, and their shareholders, these agreements will remain effective for ten years. Unless notified by Beijing WFOE, the parties to these agreements shall extend the term of these agreements for another ten years. The agreement among Beijing WFOE, Shenzhen Beier and its shareholder does not specify its effective term.

4.D.          Property, Plant and Equipment

Our corporate headquarters are located in Shenzhen, where we lease an area of approximately 6,800 square meters as of the date of this annual report. We also lease office space of approximately 1,400 square meters in Beijing and office space of approximately 1,200 square meters in Shanghai. We lease our premises from third parties under operating lease agreements. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

Size of Borrower Base and Engagement

Our revenues are dependent on our ability to acquire new borrowers and retain existing borrowers. The size of our borrower base directly affects the total amount of loans we facilitate and in turn the service fees that we collect. The number of active borrowers on our platform grew significantly, increasing from 2,249,183 borrowers in 2017 to 2,370,510 borrowers in 2018 and further to 2,152,962 borrowers in 2019, of which 2,107,184, or 93.7%, 1,833,513, or 77.3% and 1,437,143, or 66.8%, were new borrowers, respectively. As a result, we have experienced significant growth in the amount of loans facilitated. In 2017, 2018 and 2019, we have facilitated RMB34,400 million, RMB36,913 million and RMB39,441 million of loans on our platform, respectively. We are a leading player in the online credit card balance transfer and high-credit-limit unsecured loan markets. To date, we rely on our comprehensive suite of products, large credit line and attractive fee rates to acquire new borrowers. We also utilize various marketing efforts to attract and retain borrowers. Our new borrower acquisition cost of each borrower for our loan products was RMB128 in 2017, RMB180 in 2018 and RMB294 in 2019. A change in our ability to attract or retain borrowers, or a change in the acquisition cost of such borrowers, may potentially affect our revenue and profitability.

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

Ability to Maintain Effective Risk Management

Our ability to effectively assess the credit risk of borrowers and classify borrowers into appropriate risk profiles impacts our ability to attract and retain borrowers and investors as well as our ability to offer investors attractive returns, both of which directly relate to users’ confidence in our platform. The delinquency rate for all outstanding loans on our platform that were 31-90 days past due increased from 1.46% as of December 31, 2017 to 3.54% as of December 31, 2018 and further to 4.05% as of December 31, 2019. The delinquency rate for all outstanding loans on our platform that were 91-180 days past due increased from 1.34% as of December 31, 2017 to 5.28% as of December 31, 2018 and then decreased to 5.11% as of December 31, 2019. We intend to optimize our fraud detection capabilities, improve accuracy of our credit scoring model and enhance our collection effectiveness on a continuing basis through the combination of our big-data analytical capabilities and the increasing amount of data we accumulate through our operations. See “Item 4. Information on the Company—4.B. Business Overview—Risk Management” for details.

Ability to Maintain Stable Funding Sources and Diversify and Expand Our Funding Channels

Our revenue is dependent on our ability to maintain stable funding sources and diversify and continuously expand our funding sources. Our current funding sources consist of individual investors, corporate investors and institutional funding partners (including banking financial institutions). The availability of funds affects our liquidity and the amount of transactions that we will be able to facilitate. In 2017, 82.3% of the total outstanding funding balance for loans we facilitated were provided by individual investors, and 17.7% were provided by corporate investors and institutional funding partners. In 2018, 88.6% of the total funding for loans we facilitated were provided by individual investors, 9.2% were provided by corporate investors and institutional funding partners, and 2.2% were provided by our own funds. In 2019, 68.1% of the total funding for loans we facilitated were provided by individual investors, 26.6% were provided by corporate investors and institutional funding partners, and 5.3% were provided by our own funds.

The amount of funds invested by individual investors has experienced rapid growth mainly attributable to the growth in the number of individual investors invested through our platform due to our attractive investment product offerings. We also strategically diversify funding sources by attracting corporate investors. To date, we primarily rely on word-of-mouth referral to acquire new investors. We also utilize various marketing efforts and promotions to attract and retain investors. Our new individual investor acquisition cost of each investor was RMB298 in 2017, RMB180 in 2018 and RMB287 in 2019. Furthermore, the expected annualized rate of investment return provided by our investment products largely affects our attractiveness to potential investors. The expected annualized rate of investment return for investors of loans facilitated and offered on Xiaoying Wealth Management platform was from 4.7% to 9.8% in 2018 and from 4.5% to 9.5% in 2019. To the extent that our competitors or other investment opportunities have higher expected annualized rate of investment return, investors may lend their capital to other marketplaces or other investment opportunities.

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

Relationship with ZhongAn

Our collaboration with ZhongAn is an important factor affecting our results of operations. We benefit from the protection of ZhongAn’s credit insurance which is provided to investors in the event of borrower’s default. As of December 31, 2019, 76.5% of the loans we facilitated were insured by ZhongAn’s credit guarantee insurance, which significantly enhanced investor confidence and lowered user acquisition costs. ZhongAn’s strong brand recognition in China assists us in expanding our investor base at reasonable expenses. We also collaborate with ZhongAn to strengthen our capabilities on risk management, given that we can get ZhongAn’s insurance decision opinion. ZhongAn’s credit assessment model is based on information from various databases, including PBOC CRC which is only available to licensed financial institutions. On top of ZhongAn’s insurance assessment decision, we also factor in many layers of other decision variables to create a more comprehensive and accurate profile of the borrowers’ creditworthiness. See “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with ZhongAn” for details. Changes to our arrangement with ZhongAn in credit insurance, credit assessment and other aspects of our business could affect our investors’ confidence, the growth of our business and our profitability. In addition to ZhongAn’s insurance protection, Shenzhen Tangren, our consolidated VIE with the financing guarantee license, currently provides a guarantee for certain loan products we facilitate, when in the event of default, Shenzhen Tangren will compensate ZhongAn for substantially all the loan principal and interest default but have not been subsequently collected. Shenzhen Tangren’s compensation obligation is capped at a certain percentage of the principal at loan facilitation as pre-agreed with ZhongAn, which will not be more than the contractual guarantee fee collectible from the borrower by us across the entire portfolio. We may consider introducing other investor protection arrangements, such as alternative guarantee providers to ZhongAn or investors. We cannot assure you that new arrangements would be perceived by ZhongAn or investors, which may have adverse impact on our business operations.

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

	Delinquent for
	31 - 90 days	91 - 180 days
December 31, 2017
All outstanding loans	1.46%	1.34%
Xiaoying Card Loan	1.93%	1.64%
Xiaoying Preferred Loan	0.81%	0.67%
Xiaoying Housing Loan	1.95%	2.19%
Loan facilitation services to other platforms	1.42%	1.76%
December 31, 2018
All outstanding loans	3.54%	5.28%
Xiaoying Credit Loan	3.98%	5.94%
Xiaoying Card Loan	4.09%	5.99%
Xiaoying Preferred Loan	3.70%	5.81%
Xiaoying Revolving Loan (Yaoqianhua, previously named as Xiaoying Wallet)	7.28%	3.89%
Xiaoying Housing Loan	0.55%	2.02%
Loan facilitation services to other platforms	0.10%	0.03%
December 31, 2019
All outstanding loans	4.05%	5.11%
Xiaoying Credit Loan	4.56%	5.92%
Xiaoying Card Loan	4.50%	5.48%
Xiaoying Preferred Loan	5.07%	9.33%
Xiaoying Revolving Loan (Yaoqianhua, previously named as Xiaoying Wallet)	3.29%	2.51%
Xiaoying Housing Loan	0.00%	0.76%
Loan facilitation services to other platforms	0.02%	0.00%

The delinquency rate for all outstanding loans on our platform that were 31-90 days past due increased from 1.46% as of December 31, 2017 to 3.54% as of December 31, 2018 and further to 4.05% as of December 31, 2019 and the delinquency rate for all outstanding loans on our platform that were 91-180 days past due increased from 1.34% as of December 31, 2017 to 5.28% as of December 31, 2018 and then decreased to 5.11% as of December 31, 2019. The primary reasons for a general trend of increases in the past three years include (i) the significant increase in the loan facilitation amount of Xiaoying Card Loan in the last three years, (ii) the fact that Xiaoying Card Loan has a higher delinquency rate by nature compared to our other unsecured products such as Xiaoying Preferred Loan primarily since Xiaoying Card Loan’s borrowers are usually in the early stage of their careers; and (iii) the impact of tightened liquidity environment and the release of a series of new regulations.

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

•                  Under New ZhongAn Model (i) for Xiaoying Preferred Loans newly facilitated since September 2017, ZhongAn is fully liable for the borrower’s credit risk; and (ii) for most Xiaoying Card Loans newly facilitated since September 2017 and certain Xiaoying Revolving Loans that are repaid in installments by borrowers, borrowers are required to enter into a guarantee agreement and an insurance agreement with us and ZhongAn, respectively, to pay the guarantee fee and insurance fee to the respective party at a pre-agreed rate. Upon borrower’s default, ZhongAn reimburses the full loan principal and interest to the investor first, and has the right to recourse to both the borrower and us, but our obligation at any time is capped at a certain percentage of the principal at loan facilitation as pre-agreed with ZhongAn. Such cap is the lower of (1) total amount of guarantee fees contractually required to be collected from the borrowers for such loans facilitated during the current period on an aggregated basis, and (2) a certain percentage of the total principal of the loans facilitated stated in an annualized manner, as pre-agreed with ZhongAn, which will be negotiated prospectively at each quarter between the two parties based on the expected default rate. The contractual guarantee fees in (1) is not influenced by default or early repayment of borrowers. The portion that we are obligated to pay to ZhongAn but are not expected to be collected from the borrowers due to the estimated default or prepayment risk in relation to the guarantee fee is recorded in the change in fair value of financial guarantee derivative. Moreover, if the total amount of the insurance compensation paid by ZhongAn to the insured investors exceeds the expected maximum payout amount for certain period, ZhongAn is entitled to increase the insurance premium collected from new borrowers, which would impact our results of operations in the event we are unable to pass on such increase to new borrowers. In addition, when the delinquency rates of our loan products increase, we may also need to increase the guarantee fees that we are entitled from new borrowers. In the event we are not able to raise the APR to capture such increase in guarantee fees, our results of operations would be adversely affected. The pre-agreed cap of our compensation obligation to ZhongAn increased from 3.8% (annualized) of the originated principal of Xiaoying Card Loan in 2017 to 7.8% (annualized) in 2018 and further to 9.75% (annualized) in 2019. For more details of revenue recognition, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results— Provision for Accounts Receivable and Contract Assets Critical Accounting Policies, Judgments and Estimates—Revenue Recognition.”

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

Delinquency Rate by Vintage of Xiaoying Credit Loan

The following chart displays the historical cumulative 91-day plus past due delinquency rates by loan origination vintage for all continuing Xiaoying Credit Loan facilitated through our platform up to December 31, 2019, excluding the Xiaoying Professional Loan with a term of two to three years and the Xiaoying Preferred Loan with a term of three years. We integrated Xiaoying Card Loan and Xiaoying Preferred Loan into one general product category, Xiaoying Credit Loan, in 2018. The delinquency rates by vintage of Xiaoying Credit Loan prior to 2018 are only for reference.

Delinquency Rate by Vintage of Xiaoying Card Loan

The following chart displays the historical cumulative 91-day plus past due delinquency rates by loan origination vintage for all continuing Xiaoying Card Loans facilitated through our platform up to December 31, 2019, excluding the Xiaoying Professional Loan with a term of two to three years:

The steady decrease in such delinquency rate of Xiaoying Card Loan was primarily due to the proactive adjustment of our risk policies in response to the evolving environment.

Delinquency Rate by Vintage of Xiaoying Preferred Loan

The following chart displays the historical cumulative 91-day plus past due delinquency rates by loan origination vintage for all continuing Xiaoying Preferred Loans facilitated through our platform up to December 31, 2019, excluding the Xiaoying Preferred Loan with a term of three years:

The delinquency rate of Xiaoying Preferred Loan remained steady in 2019 primarily because the borrowers of Xiaoying Preferred Loan were substantially the same as those in 2018, who are small and micro business owners and make loan repayments using their operating cash flows, and we ceased to facilitate loans to new applicants in October 2019.

Funding

We obtain funding directly from individual investors and corporate investors where they can invest in loans listed on our Xiaoying Wealth Management platform by choosing the loan products with their desired term and interest rate. We also obtain funding from institutional funding partners such as banks and trust companies.

In 2017, 82.3% of the total outstanding funding balance for loans we facilitated were provided by individual investors, with the remaining 17.7% provided by corporate investors and institutional funding partners. In 2018, 88.6% of the total funding for loans we facilitated were provided by individual investors, 9.2% were provided by corporate investors and institutional funding partners, and 2.2% were provided by our own funds. In 2019, 68.1% of the total funding for loans we facilitated were provided by individual investors, 26.6% were provided by corporate investors and institutional funding partners, and 5.3% were provided by our own funds.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
Net revenues
Loan facilitation service—Direct Model	1,231,055	68.9%	2,957,572	83.6%	1,986,003	285,271	64.3%
Loan facilitation service—Intermediary Model	302,614	16.9%	228,272	6.4%	238,867	34,311	7.7%
Post-origination service	50,327	2.8%	131,243	3.7%	330,695	47,501	10.7%
Financing income	130,740	7.3%	76,104	2.1%	408,401	58,663	13.2%
Other revenue	72,199	4.0%	147,409	4.2%	124,084	17,824	4.0%
Total net revenue	1,786,935	100.0%	3,540,600	100.0%	3,088,050	443,570	100.0%
Operating costs and expenses:
Origination and servicing	760,143	42.5%	1,185,937	33.6%	1,634,822	234,827	52.9%
General and administrative	98,236	5.5%	220,024	6.2%	227,482	32,676	7.4%
Sales and marketing	76,584	4.3%	205,726	5.8%	103,158	14,818	3.3%
Provision for contingent guarantee liabilities	182,579	10.2	216,364	6.1%	7,748	1,113	0.3%
Provision for accounts receivable and contract assets	167,700	9.4%	396,996	11.2%	241,187	34,644	7.8%
Provision for loan receivable from Xiaoying Housing Loans	—	—	40,348	1.1%	23,431	3,366	0.8%
Provision for loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans	—	—	—	0%	37,643	5,407	1.2%
Total operating expenses	1,285,243	71.9%	2,265,395	64.0%	2,275,471	326,851	73.7%
Income from operations	501,693	28.1%	1,275,205	36.0%	812,579	116,719	26.3%
Interest income, net	3,633	0.2%	4,225	0.1%	19,386	2,785	0.6%
Foreign exchange gain (loss)	(479)	0.0%	10	0.0%	616	88	—%
Investment income (loss), net	1,500	0.1%	—	—%	(12,538)	(1,801)	(0.4)%
Change in fair value of financial guarantee derivative	(18,111)	(1.0)	(200,971)	(5.7)%	(246,372)	(35,389)	(8.0)%
Fair value adjustments related to Consolidated Trusts	(9,751)	(0.5)%	12,359	0.3%	64,163	9,216	2.1%
Other income (loss), net	90	0.0%	(5,904)	0.2%	26,081	3,746	0.8%
Income before income taxes and gain (loss) from equity in affiliates	478,575	26.8%	1,084,923	30.6%	663,915	95,364	21.5%
Income tax benefit (expense)	(138,248)	(7.7)%	(209,921)	(5.9)%	93,103	13,373	3.0%
Gain (loss) from equity in affiliates, net of tax	(832)	0.0	8,055	0.2%	17,458	2,508	0.6%
Net income	339,495	19.0%	883,057	24.9%	774,476	111,245	25.1%

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net Revenues

The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented:

	For the Year Ended December 31,
	2018		2019
	RMB	%	RMB	US$	%

Net revenues
Loan facilitation service—Direct Model	2,957,572	83.6%	1,986,003	285,271	64.3%
Loan facilitation service—Intermediary Model	228,272	6.4%	238,867	34,311	7.7%
Post-origination service	131,243	3.7%	330,695	47,501	10.7%
Financing income	76,104	2.1%	408,401	58,663	13.2%
Other revenue	147,409	4.2%	124,084	17,824	4.0%
Total net revenue	3,540,600	100.0%	3,088,050	443,570	100.0%

Loan Facilitation Service-Direct Model and Loan Facilitation Service-Intermediary Model

Loan facilitation service fee under the direct model decreased from RMB2,957.6 million in 2018 to RMB1,986.0 million (US$285.3 million) in 2019. The decrease was primarily due to a continuing strategy in 2019 to attract more institutional investors through the intermediary model and cooperation with unrelated third-party trust companies.

Loan facilitation service fee of the intermediary model increased by 4.6% from RMB228.3 million in 2018 to RMB238.9 million (US$34.3 million) in 2019. The increase was mainly attributable to an increase in the total volume of products offered under the intermediary model as we continue the main strategy to attract more institutional investors throughout 2019. We ceased the online intermediary model in April 2017 and the offline intermediary model with funding from banking financial institution partners in February 2018 to comply with regulatory requirements. The cessation of the online intermediary model and offline intermediary model with funding from banking financial institution partners did not have any material and adverse impact on our net revenue generated from loan facilitation service and business operation as we focused on loan facilitation service through the direct model. The contribution of loan facilitation service fees of the direct model as a percentage of total net revenue decreased from 83.6% in 2018 to 64.3% in 2019. By contrast, the contribution of loan facilitation service fees of the intermediary model as a percentage of total net revenue increased from 6.4% in 2018 to 7.7% in 2019.

Post-origination Service

Post-origination service fee increased significantly from RMB131.2 million in 2018 to RMB330.7 million (US$47.5 million) in 2019 due to our shift in strategy to focus on collection service to enhance effectiveness. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

Financing Income

Financing income increased significantly from RMB76.1 million in 2018 to RMB408.4 million (US$58.7 million) in 2019 as a result of the increase number of newly established consolidated trusts administered by unrelated third-party trust companies that were offered to investors through our consolidated trust business.

Other Revenue

Other revenue decreased from RMB 147.4 million in 2018 to RMB124.1 million (US$17.8 million) in 2019, primarily attributable to a decrease in penalty fees for late or early repayment.

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our total revenues, for the periods presented.

	For the Year Ended December 31,
	2018		2019
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating costs and expenses:
Origination and servicing	1,185,937	33.6%	1,634,822	234,827	52.9%
General and administrative	220,024	6.2%	227,482	32,676	7.4%
Sales and marketing	205,726	5.8%	103,158	14,818	3.3%
Provision for contingent guarantee liabilities	216,364	6.1%	7,748	1,113	0.3%
Provision for accounts receivable and contract assets	396,996	11.2%	241,187	34,644	7.8%
Provision for loan receivable from Xiaoying Housing Loans	40,348	1.1%	23,431	3,366	0.8%
Provision for loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans	—	—%	37,643	5,407	1.2%
Total operating expenses	2,265,395	64.0%	2,275,471	326,851	73.7%

Origination and Servicing Expenses

Origination and servicing expenses increased from RMB1,185.9 million in 2018 to RMB1,634.8 million (US$234.8 million) in 2019, mainly due to an increase in collection expenses and customer acquisition costs for the growing business during 2019, and an increase in interest expense related to loans facilitated through the Consolidated Trusts.

General and Administrative Expenses

General and administrative expenses increased from RMB220.0 million in 2018 to RMB227.5 million (US$32.7 million) in 2019, mainly due to an increase in management fee paid to third-party trusts companies amounting to RMB15.6 million, an increase in labor costs amounting to RMB3.8 million and an increase of insurance of liabilities of board of directors amounting to RMB6.3 million, which was partially offset by a decrease in consulting service fees(RMB17.7 million).

Sales and Marketing Expenses

Sales and marketing expenses decreased from RMB205.7 million in 2018 to RMB103.2 million (US$14.8 million) in 2019, mainly due to a reduction in promotional and advertising expenses.

Provision for Contingent Guarantee Liabilities

Provision for contingent guarantee liabilities decreased from RMB 216.4 million in 2018 to RMB7.7 million (US$1.1 million) in 2019, because there was no deterioration in the estimated default rates of the loans subject to guarantee liabilities facilitated in prior periods.

Provision for Accounts Receivable and Contract Assets

Provision for accounts receivable and contract assets decreased from RMB397.0 million in 2018 to RMB241.2 million (US$34.6 million) in 2019, primarily due to a decrease in accounts receivable and contract assets which was in line with an increase in the proportion of net revenue generated by the loans facilitated through the Consolidated Trusts as the associated revenue is recorded under financing income and recognized over time and the corresponding receivables would be settled monthly.

Provision for loan receivable from Xiaoying Housing Loans

Provision for loan receivable from Xiaoying Housing Loans were RMB40.3 million and RMB23.4 million (US$3.4 million) during the year ended December 31, 2018 and 2019, respectively. In order to accelerate the collection process, we transferred the creditors’ rights of certain defaulted loans as well as the underlying collateral to third party companies at a discount in 2018 and 2019. We have applied a discounted cash flow methodology to measure the value of loan receivables and recognized as collectable amount, the allowance for loan receivables from Xiaoying Housing Loans is determined by expected amount that is unable to collect by us. We also institute proceedings to collect the payout amount from collaterals.

Provision for loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans

Provision for loan receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans in 2019 was RMB37.6 million (US$5.4 million). Due to the more stringent regulatory measures, the assets transferals in the online lending market has been less active than the previous year. As of December 31, 2019, we reassessed our intent and ability to transfer the loans based on the loan transfer record in 2019, and decided to reclassify loans held for sale to loans receivables from Xiaoying Credit Loans and Xiaoying Revolving loans.

Change in Fair Value of Financial Guarantee Derivative

Change in fair value of financial guarantee derivative increased from RMB201.0 million in 2018 to RMB246.4 million (US$35.4 million) in 2019, as the financial guarantee derivative are recorded under New ZhongAn Model since September 2017 and the estimated payment to ZhongAn based on the pre-agreed cap increased from RMB1,784.8 million in 2018 to RMB2,270.6 million in 2019.

Fair Value Adjustment Related to Consolidated Trusts

Fair value adjustment related to the Consolidated Trusts consists of the net change in the fair value of loans and payables to investors in the Consolidated Trusts. We recorded income of fair value adjustments related to Consolidated Trusts of RMB12.4 million and RMB64.2 million (US$9.2 million) for the year ended December 31, 2018 and 2019, respectively.

Income Tax Benefit (Expense)

Income tax benefit was RMB93.1 million (US$13.4 million) in 2019, compared with an income tax expenses of RMB209.9 million in 2018. The decrease was primarily due to one of our major consolidated subsidiaries qualifying as a software enterprise in early May 2019, which entitles it to a tax exemption for the tax filing of 2018 and the preferential tax rate of 12.5% from 2019 to 2021.

Net Income

As a result of the foregoing, our net income decreased from RMB883.1 million in 2018 to RMB774.5 million (US$111.2 million) in 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

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

Other Revenue

Other revenue increased significantly from RMB72.2 million in 2017 to RMB 147.4 million (US$21.4 million) in 2018, primarily attributable to an increase in penalty fees for late or early repayment.

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

Origination and Servicing Expenses

Origination and servicing expenses increased from RMB760.1 million in 2017 to RMB 1,185.9 million (US$172.5 million) in 2018, mainly due to an increase in commission fees and collection expenses resulting from the increase in loan transactions during 2018.

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

Provision for Contingent Guarantee Liabilities

Provision for contingent guarantee liabilities increased from RMB182.6 million in 2017 to RMB 216.4 million (US$31.5 million) in 2018, primarily due to the challenging operating environment, credit contraction and reduced liquidity for small and middle-size enterprises, and the adverse impact on Xiaoying Preferred Loan by the market condition across the industry during 2018.

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

Net Income

Our net income increased from RMB339.5 million in 2017 to RMB 883.1 million (US$128.4 million) in 2018, mainly attributable to an increase in loan transactions in 2018 and a change in product mix.

Discussion of Key Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheet as of December 31, 2017, 2018 and 2019. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
ASSETS
Cash and cash equivalents	671,361	1,069,361	1,005,980	144,500
Restricted cash	12,615	208,345	514,323	73,878
Accounts receivable and contract assets, net of allowance for doubtful accounts	1,110,948	1,379,293	771,154	110,769
Loans receivable from Xiaoying Credit Loans and Revolving Loans, net	—	—	289,553	41,592
Loan receivable from Xiaoying Housing Loans, net	197,596	128,101	89,536	12,861
Loans held for sale	768,638	632,717	—	—
Loans at fair value	667,839	33,417	2,782,333	399,657
Prepaid expenses and other current assets	82,100	115,193	1,226,170	176,128
Financial guarantee derivative	—	358,250	719,962	103,416
Amount due from related party	—	20,000	—	—
Deferred tax assets, net	296,058	346,648	465,441	66,856
Long-term investments	54,168	287,223	292,142	41,964
Property and equipment, net	21,005	23,215	20,139	2,893
Intangible assets, net	1,616	28,400	35,127	5,046
Other non-current assets	3,752	6,806	68,772	9,878

TOTAL ASSETS	3,887,695	4,636,969	8,280,632	1,189,438

LIABILITIES
Payable to investors at fair value of the Consolidated Trusts	667,081	—	3,006,349	431,835
Guarantee liabilities	545,169	20,898	17,475	2,510
Financial guarantee derivative	53,261	—	—	—
Short-term borrowings	—	198,000	—	—
Accrued payroll and welfare	77,772	93,464	63,649	9,143
Other tax payable	105,948	134,129	58,087	8,343
Income tax payable	401,332	312,238	340,995	48,981
Deposit payable to channel cooperators	134,262	134,042	108,923	15,646
Accrued expenses and other liabilities	137,328	178,702	274,440	39,421
Other non-current liabilities	—	—	42,300	6,076
Deferred tax liabilities	—	47,428	1,309	188
TOTAL LIABILITIES	2,122,154	1,118,901	3,913,527	562,143

Accounts receivable and contract assets, net.     Accounts receivable and contract assets consist primarily of the service fees earned from our customers. Our accounts receivable and contract assets decreased by 44.1% from RMB1,379.3 million as of December 31, 2018 to RMB771.1 million (US$110.8 million) as of December 31, 2019, primarily due to the Company’s strategy of accelerating the collection of outstanding account receivables throughout 2019. Our accounts receivable and contract assets increased by 24.2% from RMB1,110.9 million as of December 31, 2017 to RMB1,379.3 million (US$200.6 million) as of December 31, 2018, primarily due to the increase in the volume of loans facilitated in 2018 compared to 2017.

Loans held for sale.     Loans held for sale consist of loans facilitated through the intermediary model that have not yet been transferred to investors at period end, which are accounted for as held for sale as we do not have intention to retain such loans. Our loans held for sale decreased from RMB632.7 million as of December 31, 2018 to nil as of December 31, 2019, primarily because we categorized loans held for sale to loans receivables. Our loans held for sale decreased from RMB768.6 million as of December 31, 2017 to RMB632.7 million as of December 31, 2018, primarily because we shift our strategy to focus on loan facilitation services through the direct model.

Loans at fair value.     Loans at fair value consist primarily of the loans underlying our Consolidated Trusts. Our loans at fair value increased significantly from RMB33.4 million as of December 31, 2018 to RMB2,782.3 million (US$399.7 million) as of December 31, 2019 primarily due to an increase number of newly established consolidated trusts administered by unrelated third-party trust companies that were offered to investors through our consolidated trust business. Our loans at fair value decreased by 95.0% from RMB667.8 million as of December 31, 2017 to RMB33.4 million as of December 31, 2018.

Prepaid expenses and other current assets. Prepaid expenses and other current assets increased significantly from RMB 115.2 million as of December 31, 2018 to RMB1,226.2 million (US$176.1 million) as of December 31, 2019 primarily due to increases of the deposits paid to our financial institutional cooperators from RMB40 million as of December 31, 2018 to RMB518.7 million as of December 31, 2019 and our prepaid expenses to various service providers (RMB43.3 million as of December 31, 2018 vs RMB160.7 million as of December 31, 2019). Another main reason is that we have a new investment of the earnings rights associated with loan assets from our related party Jiangxi Ruijing, which amounts to RMB380 million (US$54.5 million).

Payable to investors at fair value of the Consolidated Trusts.    Payable to investors at fair value of the Consolidated Trusts consist primarily of payables under the loans underlying our Consolidated Trusts. Our payable to investors at fair value of the Consolidated Trusts were nil and RMB3,006.3 million (US$431.8 million) as of December 31, 2018 and 2019 respectively, primarily due to an increase number of newly established consolidated trusts administered by unrelated third-party trust companies that were offered to investors through our consolidated trust business. Our payable to investors at fair value of the Consolidated Trusts were RMB667.1 million and nil as of December 31, 2017 and 2018 respectively.

Guarantee liabilities.     Guarantee liabilities primarily represent our constructive obligation to make future payments under Old ZhongAn Model.

Our guarantee liabilities decreased by 16.4% from RMB20.9 million as of December 31, 2018 to RMB17.5 million (US$2.5 million) as of December 31, 2019, as there was no material change in the estimated default rates of the loans subject to guarantee liabilities facilitated in prior periods. Our guarantee liabilities decreased by 96.2% from RMB545.2 million as of December 31, 2017 to RMB20.9 million (US$3.0 million) as of December 31, 2018.

Financial Guarantee Derivative. Under New ZhongAn Model, for most of newly facilitated Xiaoying Card Loans and Xiaoying Revolving Loans, our exposure is limited to the contractual guarantee fee that we cannot collect under the agreement from the borrower as a result of default or prepayment but are still obligated to compensate ZhongAn based on the contractual guarantee fee up to the pre-agreed cap. The derivative liability is increased by the guarantee fees collected from the borrowers upon receipt as we expect all the fees to be ultimately paid to ZhongAn. When we settle the guarantee liability through performance of the guarantee by making payments to ZhongAn, we record a corresponding deduction to the derivative liability. As of December 31, 2019, financial guarantee derivative had an asset position of RMB720.0 million (US$103.4 million) in comparison with an asset position of RMB358.3 million as of December 31, 2018, primarily due to the time lag between the payments to ZhongAn and the collection of monthly guarantee service fees from borrowers. As of December 31, 2019, the cumulative amount paid to ZhongAn was greater than the cumulative monthly guarantee service fees collected from borrowers. However, the total amount paid to ZhongAn was still within the pre-agreed cap with ZhongAn. The excess is expected to be fully collected from the borrowers during the remaining term of the underlying loans. As of December 31, 2018, financial guarantee derivative had an asset position of RMB358.3 million in comparison with it being a liability position of RMB53.3 million as of December 31, 2017 as there was time lag between the collection of guarantee fee and the compensation to ZhongAn.

Deposit payable to channel cooperators.     Deposit payable to channel cooperators represents the deposit paid to us from our channel cooperators which refer borrowers to investors on our platform. Our deposit payable to channel cooperators decreased by 18.7% from RMB134.0 million as of December 31, 2018 to RMB108.9 million (US$15.6 million) as of December 31, 2019. Our deposit payable to channel cooperators decreased by 0.2% from RMB134.3 million as of December 31, 2017 to RMB134.0 million (US$19.3 million) as of December 31, 2018.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

China

Our subsidiaries and consolidated VIEs established in the PRC are subject to an income tax rate of 25% in the years presented. As stipulated by the Taxation Law of PRC, (i) two of our major consolidated subsidiaries in Shenzhen are qualified enterprises which enjoyed a preferential income tax rate of 15% from 2018 to 2020 and (ii) one of our major consolidated subsidiaries was certified as software enterprise in early May 2019 to enjoy the preferential income tax rate of 12.5%.

We are subject to value added tax, or VAT, at a rate of 6% on the services we provide to borrowers and investors, and at a rate of 13% on the commodities we sold on our online shopping mall, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. VAT has been phased in since May 2012 to replace the business tax that was previously applicable to the services we provide. During the periods presented, we were not subject to business tax on the services we provide.

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

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. The use of estimates is an integral component of the financial reporting process, though actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on the judgment of our management.

Revenue recognition

We provide services as an online marketplace connecting borrowers and investors primarily through the use of two business models. The major products offered by us include Xiaoying Credit Loan and Xiaoying Revolving Loan. Xiaoying Credit Loan consists of Xiaoying Card Loan and Xiaoying Preferred Loan products. Xiaoying Revolving Loan refers to the loans with revolving credit, including Yaoqianhua which was previously named as Xiaoying Wallet. Revenue is the transaction price we expect to be entitled to in exchange for the promised services in a contract in the ordinary course of our activities and is recorded net of value-added tax. The services to be accounted for include loan facilitation service, post-origination service (e.g. cash processing and collection services) and guarantee service.

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

Loans we facilitate typically have a term of less than 1 year. For each loan facilitated either through the direct model or intermediary model, we charge a service fee, which is payable by the borrower, for all three services provided. No application fee is charged to borrowers or investors. According to the contractual agreement with borrowers, upon the inception of the loan, we have the unconditional right to the entire service fee regardless of whether subsequent post-origination or guarantee services are provided by us or timing of repayment of the loan. Since September 2017, for certain Xiaoying Card Loans facilitated, the borrower can early repay the loans with a portion of the monthly service fees for the remaining period being waived.

In order to be more competitive by providing a certain level of assurance to the investors, for a majority of the loans facilitated by our platform, either borrowers or institutional investors are required to directly sign a credit insurance agreement with ZhongAn to protect investors against the risk of borrower default.

In 2016 and during the period from January to September 2017, substantially all of the loans facilitated by our platform are insured by ZhongAn. We did not have direct contractual obligation to the investors for defaulted principal and interest during that period. We entered into a strategic cooperation agreement with ZhongAn pursuant to which ZhongAn provided insurance to the investors for the loans facilitated by us and reimbursed the loan principal and interest to the investor upon borrower’s default. During the aforementioned period, in order to maintain a stable business relationship with ZhongAn, although not contractually obligated by the agreement with ZhongAn, we at our sole discretion paid ZhongAn for substantially all the defaulted loan principal and interest but have not been subsequently collected. We also provided direct guarantee to investors on certain loan products via our consolidated entities. We are compensated for this reimbursement from the contractual service fees collected from the borrowers. Given that we at our sole discretion are responsible for the uncollected claims paid, we effectively took on substantially all of the losses incurred by the investors due to borrowers’ default, we deemed the guarantee as a guarantee service to the investors and recognized a stand ready obligation for its guarantee exposure in accordance with ASC Topic 460, Guarantees .

Under New ZhongAn Model, for most Xiaoying Card Loans newly facilitated since September 2017 and certain Xiaoying Revolving Loans that are repaid in installments by borrowers, borrowers are required to enter into a guarantee agreement and an insurance agreement with us and ZhongAn, respectively, to pay the guarantee fee and insurance fee to the respective party at a pre-agreed rate, or borrowers are required to enter into a guarantee agreement with us to pay the gurarantee fee at a pre-agreed rate while at the same time, it is the institutional investors who enter into an insurance agreement with ZhongAn and we voluntarily pay the insurance fee to ZhongAn. Upon borrower’s default, ZhongAn reimburses the full loan principal and interest to the investor first, and has the right to recourse to both the borrower and us, but our contractual obligation at any time is limited to a cap (the “Cap”) which is the lower of (1) total amount of guarantee fees contractually required to be collected from the borrowers for such loans facilitated during the current period on an aggregated basis, and (2) a certain percentage of the total principal of the loans facilitated stated in annualized manner, as pre-agreed with ZhongAn (the “Rate”). The contractual guarantee fees in (1) is not influenced by default or early repayment of borrowers. We have no obligation or intention to compensate ZhongAn for any losses in excess of the contractual obligation. The Rate will be negotiated prospectively at each quarter between the two parties based on the expected default rate. As such, the actual loss in excess of the Cap was absorbed by ZhongAn. ZhongAn ultimately bears substantially all of the credit risk. Our exposure in this arrangement is limited to the default and prepayment risk in relation to the guarantee fee when we cannot collect the guarantee fee under the agreement with the borrower on an individual basis but is still obligated to compensate ZhongAn up to the Cap on a pool basis. We evaluated the guarantee arrangement pursuant to ASC Topic 815 and concluded that the arrangement meets the definition of a derivative and that it is not eligible for the guarantee scope exception. Therefore, the guarantee is recognized as a derivative/asset liability at fair value and is not accounted for pursuant to ASC Topic 460 or 450.

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

•                  Step 2: Identify the performance obligations in the contract

•                  Step 3: Determine the transaction price

•                  Step 4: Allocate the transaction price to the performance obligations in the contract

•                  Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

We determine our customers to be both the investors and borrowers. We consider the loan facilitation service, guarantee service and post-origination service as three separate services, of which, the guarantee service is accounted for in accordance with ASC Topic 460, Guarantees . While the post-origination service is within the scope of ASC Topic 860, the ASC Topic 606 revenue recognition model is applied due to the lack of definitive guidance in ASC Topic 860. The loan facilitation service and post-origination service are two separate performance obligations under ASC 606, as these two deliverables are distinct in that customers can benefit from each service on its own and our promises to deliver the services are separately identifiable from each other in the contract.

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

Intermediary model

During the year ended December 31, 2017, to increase matching rate and enhance borrowers’ experience, we provide credit to borrower using our own funds first and then transfer the loans(including the creditor rights) to third party investors including individuals, corporations, institutional funding partners, typically within a few days. We do not have intention to retain the loans as investment but to provide temporary funding to bridge the facilitation services such that the borrowers can immediately obtain funds. Due to limitations imposed by the PRC laws and regulations, we appointed several senior management (the “Intermediary”) to act as intermediary to facilitate such loan facilitation services. Sometimes, the process also involves a special purpose vehicle(“SPVs”) formed by us between the Intermediary and the ultimate third party investor as certain investors may have legal limitation on acquiring loans from individuals. These SPVs are consolidated by us.

During the years ended December 31, 2018 and 2019, we cooperate with several micro credit companies who use their own funds to provide credit to borrowers first. We provide facilitation and post-origination services for these loans and receive service fees from borrowers. These micro credit companies transfer their rights as creditors shortly to SPVs controlled by us at the price of the carrying amount of the outstanding loan principal balance and accumulated accrued interest not paid by the borrowers as of the day on which the creditor’s rights is legally transferred to SPVs. The SPVs usually further transfer their creditor’s rights to third party investors including individual investors, corporations ,institutional funding partners in a short period at the price of the carrying amount of the outstanding loan principal balance and the accumulated accrued interest not paid by the borrowers as of the day on which the creditor’s rights is legally transferred to investors. We account the interests paid by the borrowers during the period of holding the creditor’s rights as the financing income and the fee charged by the micro credit companies, which is proportionate to the loans facilitated as the origination and servicing cost in its consolidated financial statements. In this case, the SPVs are deemed as the Intermediary.

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

Loans that have not yet been transferred to external investors (other than institutional investors) were recorded in “Loans held for sale” and “Loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans” in the consolidated balance sheets.

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

Contract balance

We did not enter into contracts with customers that were greater than one year for substantially all products for the year ended December 31, 2017, 2018 and 2019. We historically did not record any contract liabilities for both 2017, 2018 and 2019 and did not record any contract asset prior to September 2017. For certain Xiaoying Card Loan products facilitated since September 2017, the borrower can early repay the loans in which case a portion of the monthly service fees for the remaining period is waived. We do not have unconditional right to the consideration at the loan inception and record a corresponding contract asset when recognizing revenue from facilitation service. The contract asset will not be reclassified to a receivable given that the right to invoice and the payment due date is the same date. During 2019, we determined that the consideration for these loan products to no longer be probable that substantially all of the consideration will be collected from our customers, therefore no contract assets were recognized. Revenue for these loan products are recognized when the collection of consideration becomes probable.

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

Financing income also includes interest income from loans receivables from Xiaoying Credit Loan and Xiaoying Revolving Loan and loan held for sale that have not yet been transferred to external investors under the intermediary model.

Other revenue

Other revenue primarily includes penalty fees for loan prepayment and late payment, administration fee for transferring loans between investors on our platform, commission fees for introducing borrowers to other platforms, membership fee and commission fees from Xiaoying Online Mall. The penalty fees, which are fees paid to us, will be received as a certain percentage of past due amounts in the case of late payments or a certain percentage of interest over the prepaid principal loan amount in the case of prepayment. Penalty fees are contingency-based variable considerations and constrained by the occurrence of delinquency or prepayment. They are recognized when the uncertainty associated with the variability is resolved, that is, when the underlying event occurs. The administration fees for transferring loans between investors and commission fees for introducing borrowers to other platforms are recognized when the obligation is fulfilled and is confirmed by the other platforms. Membership fee, which are fees paid to us when registered members purchase certain benefits on the platform, are recognized ratably over the term of the membership percentage as our performance obligation is satisfied over time.

Xiaoying Online Mall launched in March 2019 is a product that provides loan installments to our individual customers enabling them to purchase goods online. The loan installment revenue is recognized as loan facilitation revenue and post origination revenue. The gross amount of product sales and related costs or the net amount earned is recorded as commissions. We were evaluated as an agent and its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, revenues should be recognized in the net amount for the amount of commission which we earn in exchange for arranging for the specified goods or services to be provided by other parties. Revenue is recorded net of value-added taxes.

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

Consolidation of Variable Interest Entity

As foreign-invested companies engaged in internet value-added businesses are subject to stringent requirements compared with Chinese domestic enterprises under the current PRC laws and regulations, our PRC subsidiary, Beijing WFOE, and its subsidiaries, as foreign-invested companies, do not meet all such requirements and therefore none of them is permitted to engage in such business in China. Therefore, we elected to conduct such business in China through Shenzhen Xiaoying, Beijing Ying Zhong Tong, Shenzhen Tangren, Shenzhen Beier and their subsidiaries (VIEs), which are PRC domestic companies beneficially owned by us.

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

We believe that our contractual arrangements with Shenzhen Xiaoying, Beijing Ying Zhong Tong, Shenzhen Tangren and Shenzhen Beier (collectively known as the “VIEs”) are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. The interests of the shareholders of the VIEs may diverge from that of our company, which may potentially increase the risk that they would seek to act contrary to the contractual terms.

Consolidated Trusts

As part of our efforts to develop new product offerings for institutional investors, we established a business relationship with certain trusts which were administered by third-party trust companies. The trusts were set up to invest solely in the loans facilitated by us on our platform to provide returns to the beneficiaries of the trusts through interest payments made by the borrowers. Both direct model and intermediary model are adopted for these trusts. Under direct model, loans are originated from trusts to borrowers while under intermediary model, we typically provide credit to the borrowers through one of our consolidated SPVs first and then transfers the loans to the trusts, which issue beneficial interests to the institutional investors. We determine to consolidate these trusts as we are the primary beneficiary, due to the following reasons: 1. we have the power to direct the operating activities of the trusts; 2. we absorb or enjoy the potential residual losses or returns of these trusts. Under intermediary model, the transfer of loans to the Consolidated Trusts are not eligible for sale accounting because the trust is consolidated and the loan transfer is considered an intercompany transaction. We further elected to apply fair value option to the loans (at the date of origination) and liabilities to investors to emphasize the relevancy of the accounting information of our consolidated financial statement. That is, the loans are continued to be recorded on our consolidated balance sheets as loans held for investment under “Loans at fair value” and the proceeds received from the investors are recorded as trust liabilities under “Payable to investors at fair value”.

Loans and payable to investors of Consolidated Trusts

We have elected the fair value option for the loan assets and liabilities of the Consolidated Trusts that otherwise would not have been carried at fair value. Such election is irrevocable and is applied to financial instruments on an individual basis at initial recognition. We estimate the fair value of loans and payable using a discounted cash flow valuation methodology by discounting the estimated future net cash flows using an appropriate discount rate. The future net cash flows are estimated based on contractual cash flows, taking into consideration of estimated delinquency rate, prepayment rate and collection rate of the loans, and the pre-determined rate of our guarantee exposure for certain products. Changes in fair value of loans and payable to investors are reported net as recorded in “Fair value adjustments related to Consolidated Trusts” in the consolidated statement of comprehensive income.

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

Under New ZhongAn Model, we no longer record any guarantee liability in accordance with ASC Topic 460 for substantially all Xiaoying Preferred Loans. For most Xiaoying Card Loans newly facilitated since September 2017 and certain Xiaoying Revolving Loans that are repaid in installments by borrowers, our exposure is limited to the contractual guarantee fee that we cannot collect under the agreement from the borrower as a result of default or prepayment but are still obligated to compensate ZhongAn based on the contractual guarantee fee up to the Cap. The Cap is the lower of (1) total amount of guarantee fees contractually required to be collected from the borrowers for such loans facilitated during the current period on an aggregated basis, and (2) a certain percentage of the total principal of the loans facilitated stated in annualized manner, as pre-agreed with ZhongAn (the “Rate”). The contractual guarantee fees in (1) is not influenced by default or early repayment of borrowers. We will be notified by email for any subsequent adjustments to the Rate from ZhongAn at every quarter and no separate written agreement is needed for execution for such adjustments. The Rate will also be negotiated prospectively between ZhongAn and us based on the expected default rate. See accounting policy in Revenue Recognition. The financial guarantee is accounted for as a credit derivative under ASC 815 because the financial guarantee scope exemption in ASC 815-10-15-58 is not met. The derivative is remeasured at each reporting period. The change in fair value of the derivative is recorded as a change in fair value of financial guarantee derivatives in the consolidated statements of comprehensive income. The derivative is increased by the guarantee fees collected from the borrowers upon receipt as we expect all the fees to be ultimately paid to ZhongAn. When we settle the guarantee through performance of the guarantee by making payments to ZhongAn, we then record a corresponding deduction to the derivative.

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

From 2018, we entered into a series of arrangements with various external asset management companies to provide guarantee service for an identified portfolio of loans facilitated on the Company’s platform and engages directly with the borrowers and investors on the platform. Throughout the loan term, borrowers pay the guarantee fee directly to the asset management companies. Upon the default of the borrower, the asset management companies directly compensate the investors and obtains the creditor’s rights of the loans. As a result, no guarantee liabilities have been recorded by us for the loan portfolio that are guaranteed by the asset management companies. We co-operate with selected Fintech and other financial companies by connecting the borrowers referred by those companies to investors on our platform. Though it is the selected companies who provide credit enhancements on the loans facilitated to the borrowers, since 2019 we have decided to voluntarily provide guarantee service to the investors from our platform for reputational maintenance, if any indication of operational deterioration is found among these selected companies.

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

Share-Based Compensation

Share-based payment transactions with employees, such as stock options and restricted stock units, are measured based on the grant date fair value of the awards, with the resulting expense generally recognized on a straightline basis in the consolidated statements of income over the period during which the employee is required to perform service in exchange for the award.

A summary of options and restricted stock units we granted as of December 31, 2019 are as below:

•                  On January 25, 2015, our then sole director approved a share incentive plan for the purpose of providing incentives and rewards to employees and executives who contribute to the success of our operations and granted 13,843, 645 stock options. On June 29, 2015, our then sole director granted 630,000 stock options to certain employees, directors and officers. On May 3, 2016, our then sole director granted 7,425,000 stock options to certain employees, directors and officers. The stock options expire 10 years from the date of grant and vest over a period from three to four years.

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

•                  On October 31, 2018, we granted 475,000 stock options to certain employees, directors and officers. The stock options shall expire 10 years from the date of grant and vest over a period from three to four years.

•                  On April 15, 2019, the Board of Directors of X Financial granted 150,000 of restricted stock units to certain directors. The restricted stock units shall vest over a period from two to three years. The restricted stock unites have no expiration period.

•                  On April 30, 2019, we granted 155,000 stock options to certain employees. The stock options shall expire 10 years from the date of grant and vest over a period from three to four years.

•                  On November 20, 2019, the Board of Directors of X Financial granted 1,789,400 of restricted stock units to certain employees. The restricted stock units shall expire 10 years from the date of grant and vest over a period from three to four years.

•                  On August 13, 2019 and November 20, 2019, the Board of Directors decided to cancel 1,500,000 and 250,000 of unvested options of certain senior managements and concurrently granted 1,500,000 and 250,000 of restricted stock units as replacement awards to the senior managements.

A summary of option activity during the years ended December 31, 2017, 2018 and 2019 are presented below:

	Number of Options	Exercise Price RMB	Remaining Contractual	Intrinsic value of options
Outstanding, as of January 1, 2017	21,898,645	0.27 - 10.71	8.07 - 9.34	512,704,042
Granted	16,616,000	0.27 - 27.02	10.00	417,506,068
Forfeited	255,000	0.27 - 10.71	8.34 - 9.78	4,998,188
Outstanding, as of December 31, 2017	38,259,645	0.27 - 27.02	7.07 - 9.78	1,156,955,666

Vested and expected to vest as of December 31, 2017	38,259,645	0.27 - 27.02	7.07 - 9.78	1,156,955,666
Exercisable as of December 31, 2017	12,361,645	0.27	7.07 - 7.45	404,987,481

	Number of options	Exercise Price RMB	Remaining Contractual	Intrinsic value of options
Outstanding as of January 1, 2018	38,259,645	0.27 - 27.02	7.07 - 9.78	1,156,955,666
Granted	41,316,054	25.42 - 30.27	10.00	1,781,629
Forfeited	2,109,000	0.27 - 30.27	7.34-9.83	162,452
Outstanding, as of December 31, 2018	77,466,699	0.27-30.27	6.07-9.83	457,386,371
Vested and expected to vest as of December 31, 2018	77,466,699	0.27-30.27	6.07-9.83	457,386,371
Exercisable as of December 31, 2018	20,053,395	0.27-25.42	6.07-9.33	283,464,132

	Number of Options	Exercise Price (RMB)	Remaining Contractual	Intrinsic Value of Options
Outstanding, as of January 1, 2019	77,466,699	0.27 - 30.27	6.07 - 9.83	457,386,371
Granted	155,000	31.96	9.33	—
Exercised	14,007,474	0.27 - 10.71	5.07-7.78	—
Forfeited/Cancelled	3,452,998	0.27 - 31.96	5.49-9.33	—
Outstanding, as of December 31, 2019	60,161,227	0.27 - 31.96	5.07-9.33	74,834,115

Vested and expected to vest as of December 31, 2019	60,161,227	0.27 - 31.96	5.07-9.33	74,834,115
Exercisable as of December 31, 2019	9,959,062	0.28 - 25.42	5.07-9.33	30,925,254

A summary of restricted share units activity during the year ended December 31, 2019 is presented below:

	Number of Restricted Shares	Weighted- Average Grant-Date Fair Value RMB
Outstanding, as of January 1, 2019	—	—
Granted	3,689,400	8.21
Vested	49,998	17.60
Forfeited	—	—
Outstanding, as of December 31, 2019	3,639,402	8.21

We used the Binomial model to estimate the fair value of the options granted on the respective grant dates with assistance from independent valuation firms. The fair value per option was estimated at the date of grant. The Group determined the fair value of RSUs based on its stock price on the date of grant.

For the years ended December 31, 2017, 2018 and 2019, we recorded compensation expenses of RMB74.0 million, RMB 171.8 million and RMB157.1 million (US$22.6 million), respectively, for the stock options and restricted stocks granted to our employees. As of December 31, 2017, 2018 and 2019, we had 38,259,645, 77,466,699 and 60,161,227 stock options outstanding, respectively. As of December 31, 2017, 2018 and 2019, there was RMB478.0 million, RMB426.0 million and RMB232.1 million (US$33.3 million) of total unrecognized compensation expense related to unvested stock options granted, respectively. As of December 31, 2019, such cost was expected to be recognized over a weighted average period of 2.43 years.

As of December 31, 2019, there was RMB34.2 million (US$4.9 million) of total unrecognized compensation expense related to unvested restricted shares granted. As of December 31, 2019 that cost is expected to be recognized over a weighted-average period of 2.51 years.

Recent Accounting Pronouncements

The recent accounting pronouncements that are relevant to us are included in note 2 to our audited consolidated financial statements, which are included in this annual report.

5.B.          Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by operating activities and proceeds from issuance and sales of our shares. As of December 31, 2017, 2018 and 2019, we had RMB671.4 million, RMB1,069.4 million and RMB1,006.0 million (US$144.5 million), respectively, in cash and cash equivalents. In September 2018, we completed an initial public offering of 11,763,478 ADSs (including the ADSs sold upon the exercise of the over-allotment option granted to the underwriters), representing 23,526,956 Class A ordinary shares, resulting in net proceeds to us of approximately US$103.9 million. Our cash and cash equivalents solely consist of cash on hand. To support our short-term working capital needs for the fast growth of our business, in 2017, we received a loan of RMB285.5 million from Mr. Tang and settled all the outstanding balance of the related party loans due to Mr. Tang in the same year. In 2017, we provided a loan of RMB217.0 million to ZJZH, an entity controlled by Mr. Tang for its short-term working capital needs and settled all the outstanding balance of related party loans due from Mr. Tang in the same year. See “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources—Discussion of Key Balance Sheet Items—Amounts due to related party” and “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources—Financing Activities” for more details of such related party transactions. We believe such related party transactions did not have any material impact on our liquidity and working capital in 2017, 2018 and 2019 primarily because those loans were short-term loans and the amount net balance of those loans due to and due from Mr. Tang was not material compared to the cash generated by our operating activities and proceeds from our investors in private placements during the same period. We believe that our current cash and cash equivalents and our anticipated cash flows from operations and financing activities will be sufficient to meet our anticipated working capital requirements and capital expenditures for next 12 months. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2017	2018	2019
		RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flows Data:
Cash provided by (used in) operating activities	(615,327)	5,354	600,567	86,266
Cash provided by (used in) investing activities	(10,809)	412,871	(3,079,781)	(442,383)
Cash provided by financing activities	830,154	181,789	2,711,188	389,438
Net increase in cash and cash equivalents, and restricted cash	179,277	593,731	242,597	34,847
Cash and cash equivalents, and restricted cash at beginning of year	504,699	683,976	1,277,707	183,531
Cash and cash equivalents, and restricted cash at year end	683,976	1,277,707	1,520,303	218,378

Operating Activities

Cash provided by operating activities was RMB600.6 million (US$86.3 million) in 2019. In 2019, the difference between our cash provided by operating activities and our net income of RMB774.5 million (US$111.2 million) in 2019 resulted mainly from the change in fair value of financial guarantee derivative of RMB246.4 million(US$35.4 million) and provision for accounts receivable and contract assets of RMB241.2 million(US$34.6 million), which were partially offset by (i) the decrease in financial guarantee derivative of RMB608.1 million(US$87.4 million) due to the lag between payments to ZhongAn and the collection of monthly guarantee service fees from borrowers, and (ii) the decrease in prepaid expenses and other current assets due to the deposits paid to our financial institutional cooperators and our investments in earnings rights associated with loan assets.

Cash provided by operating activities was RMB5.4 million in 2018. In 2018, the difference between our cash provided by operating activities and our net income of RMB883.1 million resulted mainly from the change in fair value of financial guarantee derivative of RMB201.0 million and provision for accounts receivable and contract assets of RMB397.0 million, which were partially offset by (i) the decrease in guarantee liabilities of RMB524.3 million due to New Zhongan Model and business cooperation with Jiangxi Ruijing, (ii) the decrease in financial guarantee derivative of RMB612.5 million due to the time lag between the payments to ZhongAn and the collection of monthly guarantee service fees from borrowers , and (iii) the increase in accounts receivable and contract assets of RMB665.3 million due to the increase of loan transactions.

Cash provided in operating activities was RMB615.3 million in 2017. In 2017, the difference between our cash used in operating activities and our net income of RMB339.5 million resulted from an increase in accounts receivable and contract assets of RMB1,138.8 million due to an increase in the volume of loans facilitated in 2017 and a net increase in loans held for sale of RMB611.1 million, which were from loans being extended to third party borrowers under the intermediary model. This was partially offset by an increase in guarantee liabilities of RMB444.5 million.

Investing Activities

Cash used in investing activities was RMB3,079.8 million (US$442.4 million) in 2019, which was primarily attributable to principal payment of loans at fair value of RMB5,646.7 million (US$811.1 million), partially offset by principal collection of loans at fair value of RMB2,961.9 million (US$452.5 million).

Cash provided by investing activities was RMB412.9 million in 2018, which was primarily attributable to the principal collection of loans at fair value of RMB744.4 million, partially offset by the purchase of long term investments of RMB225.0 million.

Cash used in investing activities was RMB10.8 million in 2017, which was primarily attributable to the principal payment of loans at fair value of RMB1,444.1 million and purchase of long-term investments of RMB55.0 million, which were partially offset by principal collection of loans at fair value of RMB1,492.5 million and disposal of long-term investments of RMB16.5 million.

Financing Activities

Cash provided by financing activities was RMB2,711.2 million (US$389.4 million) in 2019, which was attributable to cash receipt from investors - Consolidated Trusts of RMB4,313.1 million (US$619.5 million) and proceeds from short-term bank borrowings of RMB203 million (US$29.2 million), which was partially offset by cash paid to investors — Consolidated Trusts of RMB1,306.7 million (US$187.7 million) and repayment of short-term bank borrowings of RMB401 million(US$57.6 million).

Cash provided by financing activities was RMB181.8 million in 2018, which was attributable to proceeds from initial public offering of RMB713.1 million and short-term bank borrowings of RMB198.0 million, which was partially offset by cash paid to investors-Consolidated Trusts of RMB696.8 million.

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

5.D.         Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E.         Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2019.

5.F.         Tabular Disclosure of Contractual Obligations

We have adopted ASC Topic 842 on January 1, 2019. These lease payments have been recognized as right-of-use assets and lease liabilities on the balance sheet as at 31 December 2019, except for short-term and low value leases.

The following table sets forth our contractual obligations, including interest payments, as of December 31, 2019:

	Payment Due by Period
		Less than			More than
	Total	1 year	1 - 2 years	2 - 3 years	3 years
	(RMB in thousands)
Contractual Obligations:
Lease payments	69,091	25,351	24,794	18,946	—

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees other than the guarantees provided to investors for certain loan products as of December 31, 2019.

5.G.        Safe harbor

See “Forward-Looking Information.”

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.         Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Yue (Justin) Tang	49	Chief Executive Officer, Chairman
Shaoyong (Simon) Cheng	51	President, Director
Ding (Gardon) Gao	33	Chief Technology Officer, Director
Jie (Kevin) Zhang	43	Chief Financial Officer
Kan (Kent) Li	47	Chief Risk Officer
Shengwen Rong	51	Independent Director*
Zheng Xue	49	Independent Director*
Longgen Zhang	56	Independent Director*

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

6.B.         Compensation

Compensation

For the fiscal year ended December 31, 2019, the aggregate cash compensation and benefits that we paid to our directors and executive officers was approximately RMB3.5 million (US$0.5 million). No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

On January 25, 2015, we granted 13,843,645 stock options to employees and executives. On June 29, 2015, we granted 630,000 stock options to certain employees, directors and officers. On May 3, 2016, we granted 7,425,000 stock options to certain employees, directors and officers. On October 11, 2017, we granted 16,616,000 stock options to certain employees and senior management. On April 30, 2018, we granted 841,054 stock options to certain employees and senior management. On May 9, 2018, we granted 40,000,000 stock options to certain senior management. The exercise price of such 40,000,000 stock options is US$4.75, the offering price per share of our initial public offering, and such options have become exercisable upon the completion of our initial public offering and in accordance with the vesting schedule, which is specified in the relevant award agreement. On October 31, 2018, we granted 475,000 stock options to certain employees. On April 15, 2019, we granted 150,000 restricted stock units to certain directors, which are subject to the vesting schedule specified in the relevant award agreement. On April 30, 2019, we granted 155,000 stock options to certain employees. On November 20, 2019, we granted 1,789,400 restricted stock units to certain employees. On August 13, 2019 and November 20, 2019, the Board of Directors decided to cancel 1,500,000 and 250,000 of unvested options of certain senior managements and concurrently granted 1,500,000 and 250,000 of restricted stock units as replacement awards to the senior managements.

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

We have no service contracts with any of our directors providing for benefits upon termination of employment. See “ Item 6.B. Directors, Senior Management and Employees—Compensation.”

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or until the expiration of his term or his successor has been elected and qualified. If a Management Director (as defined in our second amended and restated memorandum and articles of association), Mr Yue (Justin) Tang shall have the right to appoint another person as a director (such director shall be a Managing Director) by delivering a written notice to our company and such replacement shall become effective automatically upon the delivery of such notice without any further action or resolution of the board or the shareholders, provided that Mr. Tang shall not be entitled to exercise such right if he and his affiliates do not hold any shares. Subject to the foregoing sentence with respect to the appointment of a Managing Director, a vacancy on the board created by the removal of a director may be filled by an ordinary resolution or by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting. A director will be removed from office automatically if, among other thing, the director (i) dies; (ii) becomes bankrupt or makes any arrangement or composition with his creditors generally; (iii) is found to be or becomes of unsound mind; (iv) resigns his office by notice in writing to our company; (v) is prohibited by law from being a director; and (vi) is removed from the office pursuant to any other provisions of our second amended and restated memorandum and articles of association.

6.D.         Employees

As of December 31, 2019, we had a total of 693 employees based in China. The following table sets forth the breakdown of our employees as of December 31, 2019 by function:

	As of December 31, 2019
Functions	Number of Employee	% of Total Employees
Technology Development	440	63.5%
Financial Products	86	12.4%
Risk Management	61	8.8%
General Management	91	13.1%
Marketing	152	2.2%
Total		100.0%

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

6.E.         Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2020, by:

•                  each of our directors and executive officers;

•                  all of our directors and executive officers as a group; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 320,667,943 ordinary shares issued and outstanding as of March 31, 2020, comprised of 223,067,943 Class A ordinary shares and 97,600,000 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned as of March 31, 2020
	Class A ordinary share		Class B ordinary share		Percentage of total ordinary shares on an as- converted basis	Percentage of aggregate voting power**
	Number	%	Number	%
Directors and Executive Officers:
Yue (Justin) Tang (1)	4,640,455	2.08%	97,600,000	100.00%	31.88%	89.96%
Shaoyong (Simon) Cheng	*	*	—	—	*	*
Ding (Gardon) Gao	*	*	—	—	*	*
Jie (Kevin) Zhang	*	*	—	—	*	*
Kan (Kent) Li	*	*	—	—	*	*
Shengwen Rong	*	*	—	—	*	*
Zheng Xue	*	*	—	—	*	*
Longgen Zhang	*	*	—	—	*	*
All directors and executive officers as a group	9,352,953	4.2%	97,600,000	100.00%	33.35%	90.17%
Principal Shareholders:
Mangrove Coast Investment Limited (2)	4,640,455	2.08%	97,600,000	100.00%	31.88%	89.96%
Deal Vanguard Limited (3)	38,095,238	17.08%	—	—	11.88%	1.75%
All Trade Base Investment Limited (4)	28,201,772	12.64%	—	—	8.79%	1.30%
Dragon Destiny Limited (5)	27,113,806	12.15%	—	—	8.46%	1.25%
Pine Cove Global Limited (6)	20,000,000	8.97%	—	—	6.24%	0.92%

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

(1) Represents (i) 97,600,000 Class B ordinary shares held by Mangrove Coast Investment Limited, a British Virgin Islands company controlled by Mangrove Coast Trust, (ii) 3,803,645 Class A ordinary shares held by Mr. Yue (Justin) Tang, and (iii) 836,810 Class A ordinary shares (in the form of 418,405 ADSs) held by Purple Mountain Holding Ltd., which is ultimately controlled by Mr. Yue (Justin) Tang. The registered address of Mangrove Coast Investment Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. Mangrove Coast Trust is a trust established under the laws of Bahamas and managed by RHONE TRUSTEES (BAHAMAS) LTD. as the trustee. Mr. Yue (Justin) Tang is the settlor of the trust and Mr. Tang and his family members are the trust’s beneficiaries. The registered address of Purple Mountain Holding Ltd. is at Ellen Skelton Building, 3076 Sir Francis Darke Highway, Road Reef, P.O. Box 765, Road Town, Tortola VG 1110, British Virgin Islands.

(2) Represents (i) 97,600,000 Class B ordinary shares held by Mangrove Coast Investment Limited, a British Virgin Islands company controlled by Mangrove Coast Trust, (ii) 3,803,645 Class A ordinary shares held by Mr. Yue (Justin) Tang, and (iii) 836,810 Class A ordinary shares (in the form of 418,405 ADSs) held by Purple Mountain Holding Ltd., which is ultimately controlled by Mr. Yue (Justin) Tang. The registered address of Mangrove Coast Investment Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. Mangrove Coast Trust is a trust established under the laws of Bahamas and managed by RHONE TRUSTEES (BAHAMAS) LTD. as the trustee. Mr. Yue (Justin) Tang is the settlor of the trust and Mr. Tang and his family members are the trust’s beneficiaries. The registered address of Purple Mountain Holding Ltd. is at Ellen Skelton Building, 3076 Sir Francis Darke Highway, Road Reef, P.O. Box 765, Road Town, Tortola VG 1110, British Virgin Islands.

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

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.                          Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B.                          Related Party Transactions

Transactions with Mr. Yue (Justin) Tang

In 2017, we further received a loan of RMB285.5 million (US$43.1 million) from Mr. Yue (Justin) Tang. The loan is interest-free and payable on demand. We settled all the outstanding balance of the related party loans due to Mr. Yue (Justin) Tang in 2017. As of December 31, 2018 and December 31, 2019, the net balance due to Mr. Yue (Justin) Tang was nil.

In 2017, we provided a loan of RMB217.0 million to Zijinzhonghao (Zhejiang) Investment Co., Ltd. (“ZJZH”), an entity controlled by Mr. Yue (Justin) Tang. The loan is interest-free and payable on demand. We settled all the outstanding balance of related party loans due from Mr. Yue (Justin) Tang in July 2017. As of December 31, 2018 and December 31, 2019, the net balance due from Mr. Yue (Justin) Tang was nil.

We did not receive related party loans from shareholders other than Mr. Yue (Justin) Tang and his controlled entities.

In 2019, we transferred loan portfolios with an aggregate amount of RMB108.7 million (US$15.6 million) to ZJZH. The considerations received by us were determined based on the outstanding loan balances on the transaction dates.

Transactions with Jiangxi Ruijing

In 2018, Jiangxi Ruijing, one of our equity investees, provided guarantee over RMB1,333,503,026 worth of loans facilitated through the Company’s platform and received RMB21,918,796 guarantee fees from the borrowers. In 2018, the Company remitted RMB20,000,000 to Jiangxi Ruijing as a form of security deposit to cover for any circumstances in which the loans referred by Company were fictitious.

In 2019, we purchased earnings rights of two loans from Jiangxi Ruijin. The considerations paid amounted to RMB100,000,000 (US$14,364,101) and RMB280,000,000 (US$40,219,483), respectively, which equal to the principal amounts of the underlying loans. The original maturity for the former loan (Loan#1) was from January 31, 2019 to January 30, 2020, and the interest rate applied is 15.6%. On January 30, 2020, Loan#1 had been partially repaid by RMB30 million, and the maturity date of remaining RMB70 million had been extended to October 30, 2020. The loan was secured by pledged shares provided by the borrower’s controlling shareholder. The original maturity for the latter loan (Loan#2) was from May 9, 2019 to November 9, 2019, and the interest rate applied is 8%. As of date of this report, the maturity date of the entire Loan#2 had been extended to November 9, 2020. The loan was guaranteed by borrower’s shareholder. As of December 31, 2019, we considered there was no impairment allowance needed for the earnings rights associated with loan assets. The associated interest income amounted to RMB27,111,557 (US$3,894,331) in 2019.

Contractual Arrangement with our VIEs and their Shareholders

PRC laws and regulations currently restrict foreign ownership and foreign investment in VIE in China. As a result, we operate our relevant business through contractual arrangements among Xiaoying Beijing, our wholly-owned PRC subsidiary, VIEs, our consolidated VIE, and their shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Consolidated VIEs and their Shareholders”

Employment Agreements

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

Litigation

From time to time, we become subject to legal proceedings and claims in the ordinary course of our business. We are currently involved in several lawsuits in PRC courts primarily including lawsuits initiated by us to recover defaulted loan repayment, including our claim against one corporate borrower for the repayment of loan principal, interest, penalty fees and service fees for our services.

On November 26, 2019, a putative class action complaint captioned Shivakumar Ningappa v. X Financial, et al., No. 657033/2019, was filed in the Supreme Court of the State of New York, New York County  against the Company, certain of our officers and directors, and the underwriters of our initial public offering, asserting violations of the Securities Act of 1933 based on our September 2018 initial public offering. Two additional lawsuits were subsequently filed in the same court, containing substantially identical allegations. On February 5, 2020, all three lawsuits were consolidated under the caption “In re X Financial Securities Litigation,” No. 657033/2019, and a consolidated amended complaint was filed on February 14, 2020.

On December 9, 2019 a putative class action complaint captioned Xiangdong Chen v. X Financial, et al., No. 1:19-cv-06908-KAM-SJB, was filed in the Eastern District of New York against the Company and certain of our officers and directors, asserting violations of the Securities Act of 1933 based on our September 2018 initial public offering.

The Company has been served in both proceedings and intends to vigorously defend both actions. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information —D. Risk Factors —Risks Relating to Our Business—We may be subject to risks related to litigation and regulatory proceedings.”

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

Conversion.     Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, or upon a change of beneficial ownership of any Class B ordinary share as a result of which any person who is not an affiliate of the registered holders of such Class B ordinary shares becomes the beneficial owner of such Class B ordinary shares, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.

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

Redemption, Repurchase and Surrender of Shares.     We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors, or are otherwise authorized by the articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.     If at any time, our share capital is divided into different classes or series of shares, all or any of the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series) may, whether or not our Company is being wound up, be varied with the consent in writing of the holders of a majority of the issued shares of that class, or the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

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

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association and the register of mortgages and charges, and any special resolutions passed by our shareholders). However, we will provide our shareholders with the right to receive annual audited financial statements.

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

10.E.                   Taxation

The following sets forth material Cayman Islands, PRC and U.S. federal income tax consequences of the ownership of our Class A ordinary shares or ADSs. It is based upon laws and relevant interpretations thereof as of the date hereof, all of which are subject to change . This discussion does not address all possible tax consequences relating to an investment in our Class A ordinary shares or ADSs, such as the tax consequences under state, local and other tax laws.

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

PRC Taxation

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on February 24, 2017. The Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules of the Enterprise Income Tax Law further defines the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. In addition, any gain realized on the transfer of shares by such investors is also subject to PRC tax at a rate of 10%, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized from the transfer of our ordinary shares or ADSs, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a current rate of 20% (which in the case of dividends may be withheld at source). Any PRC tax liability may be reduced under applicable tax treaties or tax arrangements between China and other jurisdictions. If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

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

•                  persons holding ADSs or ordinary shares as part of a hedging transaction, straddle, conversion transaction, integrated transaction or similar transaction;

•                  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•                  entities classified as partnerships for U.S. federal income tax purposes and their partners;

•                  tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•                  persons that own or are deemed to own ADSs or ordinary shares representing 10% or more of our voting power or value;

•                  persons who acquired our ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•                  persons holding ADSs or ordinary shares in connection with a trade or business conducted outside the United States.

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the quarterly value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes interest (and income equivalent to interest), dividends, rents, royalties and certain gains. Cash is a passive asset for these purposes. Goodwill (which generally may be determined by reference to the excess of the sum of the corporation’s market capitalization and liabilities over the value of its assets) is an active asset to the extent attributable to business activities that produce active income.

Based on the manner in which we currently operate our business, the composition of our income and assets and the estimated value of our assets, we believe it is reasonable for U.S. Holders to take the position that we were not a PFIC for our 2019 taxable year. However, the proper application of the PFIC rules to us is not clear and therefore our PFIC status for 2019 is subject to significant uncertainty. For example, it is uncertain whether for purposes of the PFIC rules we should be treated as the owner of the Consolidated Trusts’ assets. Although such trusts are consolidated on our financial statements for accounting purposes, based on the manner in which we and such trusts currently operate and the nature of our rights and obligations with respect to the trusts, we believe it is reasonable to take the position that the trusts’ assets are not owned by us for purposes of the PFIC rules, but there can be no assurance in this regard. The value of the assets held by the trusts (as shown on our balance sheet) increased significantly during 2019, and we expect that such value will continue to be substantial. If the trusts’ assets were treated as owned by us for PFIC purposes, we would have been a PFIC for our 2019 taxable year, and we could be a PFIC for our current or any future taxable year, unless we qualified for an exception applicable to certain active financing companies. Moreover, in determining our PFIC status for 2019, we treated the value of our goodwill as an active asset to the extent it was a positive amount for the relevant quarter. Due to the significant decline in the market price of our ADSs during 2019, the value of our goodwill was not a positive amount throughout the entire year, and it is not entirely clear how the percentage of our active assets should be calculated in such circumstances. Furthermore, we determined our gross income and the value of certain of our assets based on our financial statements and not under U.S. tax principles, and therefore the determination of our income and assets could be challenged. In addition, it is not entirely clear how the contractual arrangements between us and our VIEs will be treated for purposes of the PFIC rules. Because we exercise effective control over the operation of our VIEs and are entitled to substantially all of their income, we believe it is appropriate to treat the VIEs as owned by us for purposes of the PFIC rules. However, there can be no assurance in this regard and we may be a PFIC for any taxable year if our VIEs are not treated as owned by us for such purposes. For the reasons described above, there can be no assurance that we were not a PFIC for our 2019 taxable year.

Because we hold a substantial amount of cash and other passive assets, our PFIC status for the current and any future taxable year will likely depend, in large part, on the market price of our ADSs from time to time. Our market capitalization has been volatile, has decreased significantly, and may continue to decline. If the market price of our ADSs does not increase in any significant fashion, there is a substantial risk that we will be a PFIC for our 2020 taxable year and future taxable years.

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

In general, if we were a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or ordinary shares would be allocated ratably over that U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ADSs or ordinary shares exceed 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such distributions would be subject to taxation in the same manner. In addition, if we were a PFIC (or with respect to a particular U.S. Holder were treated as a PFIC) for a taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rates described above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a “deemed sale” election, which would allow the U.S. Holder to eliminate the continuing PFIC status under certain circumstances but would require the U.S. Holder to recognize gain taxed under the general PFIC rules described above.

Alternatively, if we were a PFIC and if the ADSs were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs would be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter. The New York Stock Exchange, where our ADSs are listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which the Company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “— Taxation of Distributions “ above (except that the favorable tax rates with respect to dividends paid to non-corporate U.S. Holders would not apply, as described above). U.S. Holders will not be able to make a mark-to-market election with respect to our ordinary shares, or with respect to any shares of a Lower-tier PFIC, because such shares will not trade on any stock exchange.

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

Certain risks and concentrations

As of December 31, 2017, 2018 and 2019, substantially all of our cash and cash equivalents were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be high credit quality.

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

No investor represented greater than 10% or more of the total net revenues for the years ended December 31, 2017, 2018 and 2019.

We manage current payment risk of guarantee liabilities and financial guarantee derivative through a self-developed risk management model. The rating scale of risk management model takes into account factors such as identity characteristics, credit history, payment overdue history, payment capacity, behavioral characteristics and online social network activities. As of December 31, 2019, predominantly all of the loans facilitated by us were insured by ZhongAn.

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

14.E.      Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-227065), as amended, including the annual report contained therein, which registered 11,000,000 ordinary shares representing by ADSs and was declared effective by the SEC on September 18, 2018, for our initial public offering, which closed in September 21, 2018, and the underwriters’ exercise of their option to purchase from us an additional 763,478 ADSs representing 1,526,956 ordinary shares, or the optional offering, which closed in September 21, 2018, at an initial offering price of US$ 9.50 per ADS. Deutsche Bank Securities Inc. and Morgan Stanley & Co. International plc were the representatives of the underwriters.

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

ITEM 15.              CONTROLS AND PROCEDURES

(a)           Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were ineffective, due to the material weaknesses in internal control over financial reporting identified below, in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

(b)           Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2019 was ineffective, due to the material weaknesses in internal control over financial reporting identified below.

(c)           Internal Control over Financial Reporting

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the year ended December 31, 2016 and 2017 and as of December 31, 2016 and 2017, we and our predecessor independent registered public accounting firm identified two “material weaknesses” in our internal control over financial reporting and other control deficiencies. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (1) our lack of sufficient skilled staff with U.S. GAAP knowledge and SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; and (2) our internal audit function is still in the process of establishing formal risk assessment process and internal control framework. In connection with the audits of our consolidated financial statements for the year ended December 31, 2019 and as of December 31, 2019, we and our successor independent registered public accounting firm determined that these two material weaknesses remain as of December 31, 2019, and identified two additional material weaknesses in our internal control over financing reporting. The two additional material weaknesses identified by us and our successor independent registered public accounting firm related to: (1) the Company did not maintain effective controls over the accounting treatments of new business arrangements, including new Consolidated trusts related arrangements; and (2) there was not adequate management oversight of accounting activities in relating to certain tax practices to conform to the U.S. GAAP.

We have implemented and plan to implement a number of measures to address the material weaknesses that have been identified, including: hired skilled financial and accounting staff with U.S. GAAP and SEC reporting experience; provided relevant training to our accounting personnel and established internal audit function and audit committee with members who have an appropriate level of financial expertise to oversee our accounting and financial reporting process as well as our internal audit function. We have engaged an independent internal control advisor to assist us to establish the formal risk assessment process and internal control framework, and review the appropriateness and sufficiency of the process to identify and address risk of material misstatement related to U.S. GAAP reporting. We have also taken other steps to strengthen our internal control over financial reporting, including formalizing a set of comprehensive U.S. GAAP accounting manual, formalizing risk assessment process and internal control framework.

As of the date of this annual report, progress has been made to remediate our internal deficiencies and remediation measures are to be further implemented and executed. The material weaknesses will not be considered remediated until the applicable remedial processes and procedures have been in place for a sufficient period of time and management has concluded, through testing, that these controls are effective. We will continue to implement measures to remediate our internal control deficiencies to comply with Section 404 of the Sarbanes Oxley Act. We expect that we will incur significant costs in the implementation of such measures. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

(d)           Attestation Report of the Independent Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm because the Company is an emerging growth company.

(e)           Changes in Internal Control over Financial Reporting

Other than as described above in “Item 15.Control and Procedures— Internal Control over Financial Reporting”, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by  our principal external accounting firms.

	Year Ended December 31,
Services	2018	2019
	RMB	RMB
	(in thousands)
Audit Fees (1)
Deloitte Touche Tohmatsu Certified Public Accountants LLP	7,096	1,465
KPMG Huazhen LLP	—	8,372
Audit-Related Fees (2)	—	—
Tax Fees (3)
Deloitte Touche Tohmatsu Certified Public Accountants LLP	—	50
KPMG Huazhen LLP	—	491
Other Fees (4)	—	—
Total	7,096	10,378

(1)        Audit Fees . Audit fees mean the aggregate fees for each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

(2)        Audit-related Fees. Audit-related fees mean the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.

(3)        Tax Fees . Tax fees mean fees incurred from professional services related to tax compliance.

(4)        Other Fees . Other fees mean fees incurred from professional services related to training, advisory and assurance for corporate and social responsibility reporting and professional services related to tax advice.

The policy of our audit committee is to pre-approve all audit and non-audit services  permitted to be performed by our independent registered public accounting firm.

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

ITEM 16F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On February 7, 2020, our Audit Committee of its Board of Directors approved the change of our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte, and the engagement of KPMG Huazhen LLP, or KPMG, to replace Deloitte effective on February 7, 2020.

The reports of Deloitte on our consolidated financial statements for the past two fiscal years did not contain any adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two most recent fiscal years and through February 7, 2020, there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused it to make reference to the subject matter of the disagreements in their report on the consolidated financial statements for such years.

During the two most recent fiscal years and through February 7, 2020, there were no “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

We provided a copy of this disclosure to Deloitte and requested that Deloitte furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Deloitte addressed to the SEC, dated June 4, 2020, is filed as Exhibit 15.3 to this annual report.

On February 7, 2020, our Audit Committee of its Board of Directors appoints KPMG as our independent registered public accounting firm. During the two most recent fiscal years and through February 7, 2020, neither we nor anyone on our behalf consulted KPMG regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company by KPMG that KPMG concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

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

2.3	Form of Deposit Agreement (incorporated by reference to Exhibit 4.3 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)
2.4*	Description of Securities registered under Section 12 of the Exchange Act.
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

4.31*	Exclusive Business Cooperation Agreement between Xiaoying (Beijing) Information Technology Co., Ltd. and Shenzhen Beier Capital Management Co., Ltd. dated July 1, 2018 (English Translation)
4.32*

Exclusive Call Option Contract among Xiaoying (Beijing) Information Technology Co., Ltd., Shenzhen Gamma Capital Management Co., Ltd. and Shenzhen Beier Capital Management Co., Ltd. dated July 1, 2018 (English Translation)

4.33*

Equity Pledge Contract among Xiaoying (Beijing) Information Technology Co., Ltd., Shenzhen Gamma Capital Management Co., Ltd. and Shenzhen Beier Capital Management Co., Ltd. dated July 2018 (English Translation)

4.34*	Shenzhen Gamma Capital Management Co., Ltd.’s Power of Attorney authorizing Xiaoying (Beijing) Information Technology Co., Ltd. to exercise certain rights dated July 2018 (English Translation)
8.1*	List of subsidiaries, VIEs and subsidiaries of the VIEs of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of CM Law Firm
15.2*	Consent of KPMG Huazhen LLP
15.3*	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.4*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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
Date: June 4, 2020

X FINANCIAL

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of X Financial

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of X Financial, its subsidiaries and variable interest entities (the “Company”) as of December 31, 2018, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2018 and the related notes and financial statement schedule included in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 25, 2019

We have served as the Company’s auditor since 2017. In 2019, we became the predecessor auditor

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

X Financial:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of X Financial and its subsidiaries and variable interest entities (the “Company”) as of December 31, 2019, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended, and the related notes and financial statement Schedule I (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2020.

Shenzhen, China

June 4, 2020

X FINANCIAL

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND 2019

	As of December 31,	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	1,069,361,250	1,005,980,251	144,500,022
Restricted cash (including RMB4,861,491 and RMB449,978,760 from Consolidated Trusts as of December 31, 2018 and 2019, respectively)	208,345,389	514,323,181	73,877,902
Accounts receivable and contract assets, net of allowance for doubtful accounts of RMB221,213,326 and RMB192,909,907 as of December 31, 2018 and 2019, respectively	1,379,293,243	771,154,249	110,769,377
Loans receivable from Xiaoying Credit Loans and Revolving Loans, net	—	289,553,016	41,591,688
Loan receivable from Xiaoying Housing Loans, net	128,101,279	89,535,665	12,860,994
Loans held for sale	632,716,508	—	—
Loans at fair value (including RMB33,417,119 and RMB2,782,332,885 from Consolidated Trusts as of December 31, 2018 and 2019, respectively)	33,417,119	2,782,332,885	399,657,112
Prepaid expenses and other current assets (including RMB296,080 and RMB37,073,985 from Consolidated Trusts as of December 31, 2018 and 2019, respectively)	115,192,835	1,226,169,830	176,128,276
Financial guarantee derivative	358,249,913	719,962,262	103,416,108
Amount due from related party	20,000,000	—	—
Deferred tax assets, net	346,647,582	465,441,419	66,856,477
Long-term investments	287,222,720	292,142,341	41,963,622
Property and equipment, net	23,214,797	20,138,951	2,892,779
Intangible assets, net	28,400,406	35,126,704	5,045,635
Other non-current assets	6,806,456	68,771,724	9,878,440
TOTAL ASSETS	4,636,969,497	8,280,632,478	1,189,438,432
LIABILITIES
Payable to investors at fair value of the Consolidated Trusts (including nil and RMB3,006,349,475 from the consolidated VIEs, without recourse to the Company as of December 31, 2018 and 2019, respectively)	—	3,006,349,475	431,835,082
Guarantee liabilities (including RMB19,297,718 and RMB11,140,899 from the consolidated VIEs, without recourse to the Company as of December 31, 2018 and 2019, respectively)	20,898,201	17,475,303	2,510,170
Short-term bank borrowings (including 198,000,000 and nil from the consolidated VIEs, without recourse to the Company as of December 31, 2018 and 2019, respectively)	198,000,000	—	—
Accrued payroll and welfare (including RMB23,329,971 and RMB22,677,991 from the consolidated VIEs, without recourse to the Company as of December 31, 2018 and 2019, respectively)	93,463,926	63,648,476	9,142,532
Other tax payable (including RMB95,184,938 and RMB34,725,447 from the consolidated VIEs, without recourse to the Company as of December 31, 2018 and 2019, respectively)	134,129,068	58,085,777	8,343,500
Income tax payable (including RMB93,611,597 and RMB227,047,349 from the consolidated VIEs, without recourse to the Company as of December 31, 2018 and 2019, respectively)	312,238,213	340,995,447	48,980,931
Deposit payable to channel cooperators	134,042,199	108,923,460	15,645,876
Accrued expenses and other liabilities (including RMB117,547,625 and RMB103,479,695 from the consolidated VIEs, without recourse to the Company as of December 31, 2018 and 2019, respectively)	178,701,474	274,439,480	39,420,765
Other non-current liabilities (including nil and RMB26,683,382 from the consolidated VIEs, without recourse to the Company as of December 31, 2018 and 2019, respectively)	—	42,299,924	6,076,005
Deferred tax liabilities (including RMB 47,145,390 and RMB688,209 from the consolidated VIEs, without recourse to the Company as of December 31, 2018 and 2019, respectively)	47,427,564	1,309,468	188,093
TOTAL LIABILITIES	1,118,900,645	3,913,526,810	562,142,954
Commitments and Contingencies (Note 15)
Equity:
Common shares (US$0.0001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 303,614,298 and 320,667,943 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	189,586	201,240	28,906
Additional paid-in capital	2,824,223,031	2,987,363,137	429,107,865
Retained earnings	640,114,859	1,311,194,007	188,341,234
Other comprehensive income	52,494,757	67,100,802	9,638,427
Total X Financial shareholders’ equity	3,517,022,233	4,365,859,186	627,116,432
Non-controlling interests	1,046,619	1,246,482	179,046
TOTAL EQUITY	3,518,068,852	4,367,105,668	627,295,478
TOTAL LIABILITIES AND EQUITY	4,636,969,497	8,280,632,478	1,189,438,432

X FINANCIAL

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2017 2018 AND 2019

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net revenues
Loan facilitation service—Direct Model	1,231,054,733	2,957,571,967	1,986,003,343	285,271,530
Loan facilitation service—Intermediary Model	302,614,463	228,272,373	238,867,054	34,311,105
Post-origination service	50,326,664	131,243,431	330,695,212	47,501,395
Financing income	130,740,149	76,103,961	408,400,792	58,663,104
Other revenue	72,199,184	147,408,312	124,083,594	17,823,493
Total net revenue	1,786,935,193	3,540,600,044	3,088,049,995	443,570,627
Operating costs and expenses:
Origination and servicing	760,143,348	1,185,937,128	1,634,822,450	234,827,551
General and administrative	98,236,038	220,023,783	227,481,772	32,675,712
Sales and marketing	76,584,015	205,725,801	103,157,613	14,817,664
Provision for contingent guarantee liabilities	182,578,676	216,363,770	7,747,561	1,112,868
Provision for accounts receivable and contract assets	167,700,495	396,996,410	241,186,823	34,644,319
Provision for loan receivable from Xiaoying Housing Loans	—	40,347,875	23,430,641	3,365,601
Provision for loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans	—	—	37,643,244	5,407,114
Total operating expenses	1,285,242,572	2,265,394,767	2,275,470,104	326,850,829
Income from operations	501,692,621	1,275,205,277	812,579,891	116,719,798
Interest income, net	3,632,860	4,224,817	19,385,973	2,784,621
Foreign exchange gain (loss)	(478,590)	9,677	616,395	88,540
Investment income (loss), net	1,500,000	—	(12,538,280)	(1,801,011)
Change in fair value of financial guarantee derivative	(18,110,752)	(200,971,302)	(246,371,828)	(35,389,099)
Fair value adjustments related to Consolidated Trusts	(9,750,565)	12,358,626	64,162,533	9,216,371
Other income (loss), net	89,690	(5,904,176)	26,080,766	3,746,268
Income before income taxes and gain (loss) from equity in affiliates	478,575,264	1,084,922,919	663,915,450	95,365,488
Income tax benefit (expense)	(138,248,227)	(209,921,188)	93,102,643	13,373,358
Gain (loss) from equity in affiliates, net of tax	(832,385)	8,055,105	17,457,899	2,507,670
Net income	339,494,652	883,056,836	774,475,992	111,246,516
Less: net gain(loss) attributable to non-controlling interests	(780,350)	(55,057)	199,863	28,709
Net income attributable to X Financial	340,275,002	883,111,893	774,276,129	111,217,807
Net income per share—basic	1.30	3.08	2.47	0.35
Weighted average number of ordinary shares outstanding—basic	261,219,657	286,588,402	313,757,887	313,757,887
Net income per share—diluted	1.22	2.91	2.42	0.35
Weighted average number of ordinary shares outstanding—diluted	279,710,804	303,984,284	319,747,392	319,747,392

	Year ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2019
	RMB	RMB	RMB	US$
Net income	339,494,652	883,056,836	774,475,992	111,246,516
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	(24,463,956)	19,045,117	14,606,045	2,098,027
Comprehensive income	315,030,696	902,101,953	789,082,037	113,344,543
Less: comprehensive loss attributable to non-controlling interests	(780,350)	(55,057)	199,863	28,709
Comprehensive income attributable to X Financial	315,811,046	902,157,010	788,882,174	113,315,834

X FINANCIAL

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

	Common share number	Common share amount (RMB)	Additional paid-in capital (RMB)	Retained Earnings (Accumulated Deficits) (RMB)	Accumulated other comprehensive income (RMB)	Equity Attributable to X Financial (RMB)	Non- controlling Interest (RMB)	Total equity (RMB)
Balance at December 31, 2016	238,095,238	145,624	897,720,155	(583,272,036)	57,913,596	372,507,339	3,993,391	376,500,730
Issuance of new shares (Note 1)	41,992,104	27,820	999,972,180	—	—	1,000,000,000	—	1,000,000,000
Share-based compensation (Note 13)	—	—	74,009,575	—	—	74,009,575	—	74,009,575
Net income (loss)	—	—	—	340,275,002	—	340,275,002	(780,350)	339,494,652
Foreign currency translation adjustments	—	—	—	—	(24,463,956)	(24,463,956)	—	(24,463,956)
Balance at December 31, 2017	280,087,342	173,444	1,971,701,910	(242,997,034)	33,449,640	1,762,327,960	3,213,041	1,765,541,001
Issuance of new shares (Note 1)	23,526,956	16,142	681,973,271	—	—	681,989,413	—	681,989,413
Share-based compensation (Note 13)	—	—	171,836,485	—	—	171,836,485	—	171,836,485
Acquisition in additional interest of subsidiary	—	—	(1,288,635)	—	—	(1,288,635)	(2,111,365)	(3,400,000)
Net income (loss)	—	—	—	883,111,893	—	883,111,893	(55,057)	883,056,836
Foreign currency translation adjustments	—	—	—	—	19,045,117	19,045,117	—	19,045,117
Balance at December 31, 2018	303,614,298	189,586	2,824,223,031	640,114,859	52,494,757	3,517,022,233	1,046,619	3,518,068,852
Exercise of share option	17,053,645	11,654	6,024,011	—	—	6,035,665	—	6,035,665
Share-based compensation (Note 13)	—	—	157,116,095	—	—	157,116,095	—	157,116,095
Net income	—	—	—	774,276,129	—	774,276,129	199,863	774,475,992
Foreign currency translation adjustments	—	—	—	—	14,606,045	14,606,045	—	14,606,045
Dividend to shareholders	—	—	—	(103,196,981)	—	(103,196,981)	—	(103,196,981)
Balance at December 31, 2019	320,667,943	201,240	2,987,363,137	1,311,194,007	67,100,802	4,365,859,186	1,246,482	4,367,105,668

	Common share number	Common share amount (US$)	Additional paid-in capital (US$)	Retained Earnings (US$)	Accumulated other comprehensive income (US$)	Equity Attributable to X Financial (US$)	Non- controlling Interest (US$)	Total equity (US$)
Balance at January 1, 2019	303,614,298	27,232	405,674,255	91,946,746	7,540,400	505,188,633	150,337	505,338,970
Exercise of share option	17,053,645	1,674	865,295	—	—	866,969	—	866,969
Share-based compensation (Note 13)	—	—	22,568,315	—	—	22,568,315	—	22,568,315
Net income	—	—	—	111,217,807	—	111,217,807	28,709	111,246,516
Foreign currency translation adjustments	—	—	—	—	2,098,027	2,098,027	—	2,098,027
Dividend to shareholders	—	—	—	(14,823,319)	—	(14,823,319)	—	(14,823,319)
Balance at December 31, 2019	320,667,943	28,906	429,107,865	188,341,234	9,638,427	627,116,432	179,046	627,295,478

X FINANCIAL

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	339,494,652	883,056,836	774,475,992	111,246,516
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,366,195	9,635,032	11,379,697	1,634,591
Share-based compensation	74,009,575	171,836,485	157,116,095	22,568,315
Impairment of long-term investments	—	—	12,538,280	1,801,011
Gain on disposal of investment	(1,500,000)	—	—	—
Loss (gain) from equity in affiliates	832,385	(8,055,105)	(17,457,899)	(2,507,670)
Gain from disposal of property and equipment	(103)	(66)	(2,389)	(343)
Fair value adjustments related to Consolidated Trusts	9,750,565	(12,358,626)	(64,162,533)	(9,216,371)
Provisions for loans receivable from Xiaoying Credit Loans and Revolving Loans	—	—	37,643,244	5,407,114
Change in fair value of financial guarantee derivative	18,110,752	200,971,302	246,371,828	35,389,099
Provision for accounts receivable and contract assets	167,700,495	396,996,410	241,186,823	34,644,319
Provision for loan receivable from Xiaoying Housing Loans	—	40,347,875	23,430,641	3,365,601
Deferred tax benefits	(257,121,164)	(3,162,072)	(164,911,933)	(23,688,117)
Other non-cash expenses	—	—	247,954	35,616
Changes in operating assets and liabilities:
Accounts receivable and contract assets	(1,138,792,125)	(665,341,737)	366,952,171	52,709,381
Prepaid expenses and other current assets	(11,850,168)	(6,440,698)	(715,861,991)	(102,827,141)
Amount due from related party	—	(20,000,000)	20,000,000	2,872,820
Origination of loans held for sale	(15,072,262,146)	(5,096,651,671)	(8,056,664,647)	(1,157,267,466)
Sales and maturity of loans held for sale	14,461,175,264	5,232,573,583	8,362,184,896	1,201,152,704
Loan receivable from loans receivables Xiaoying Housing Loans	(176,499,046)	29,146,788	15,134,973	2,174,003
Other non-current assets	(1,400,688)	(3,054,940)	299,925	43,082
Guarantee liabilities	444,507,581	(524,270,832)	(3,422,898)	(491,669)
Financial guarantee derivative	35,150,164	(612,482,131)	(608,084,177)	(87,345,827)
Accrued payroll and welfare	30,959,302	15,691,600	(29,815,450)	(4,282,721)
Other tax payable	89,845,696	28,180,979	(76,043,291)	(10,922,935)
Income tax payable	395,221,541	(89,093,593)	28,757,234	4,130,718
Deposit payable to channel cooperators	(57,232,429)	(220,120)	(25,118,739)	(3,608,081)
Accrued expenses and other current liabilities	29,206,511	38,048,852	64,392,936	9,249,467
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(615,327,191)	5,354,151	600,566,742	86,266,016
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment and intangible assets	(20,645,321)	(38,634,331)	(15,143,162)	(2,175,179)
Disposal of property and equipment	2,997	5,332	115,402	16,576
Loan to shareholder	(217,000,000)	—	—	—
Loan collected from shareholder	217,000,000	—	—	—
Principal payment of loans at fair value	(1,444,135,285)	(67,852,371)	(5,646,665,956)	(811,092,815)
Principal collection of loans at fair value	1,492,468,221	744,351,887	2,961,912,723	425,452,142
Purchase of long-term investments	(55,000,000)	(225,000,000)	—	—
Disposal of long-term investments	16,500,000	—	—	—
Purchase of loans’ earnings rights from related party	—	—	(380,000,000)	(54,583,585)
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(10,809,388)	412,870,517	(3,079,780,993)	(442,382,861)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	—	—	6,035,665	866,969
Proceeds from initial public offering	—	713,089,781	—	—
Payments of initial public offering cost	—	(31,100,368)	—	—
Proceeds from equity financing	1,000,000,000	—	—	—
Dividends to shareholders	—	—	(103,196,981)	(14,823,319)
Acquisition of additional interest in subsidiary	—	(1,400,000)	—	—
Proceeds from short-term bank borrowings	—	198,000,000	203,000,000	29,159,126
Repayments of short-term bank borrowings	—	—	(401,000,000)	(57,600,046)
Loan from related parties	285,467,540	—	—	—
Loan repayment to related parties	(392,113,384)	—	—	—
Cash received from investors- Consolidated Trusts	1,096,800,000	—	4,313,060,000	619,532,305
Cash paid to investors- Consolidated Trusts	(1,160,000,000)	(696,800,000)	(1,306,710,525)	(187,697,223)
CASH PROVIDED BY FINANCING ACTIVITIES	830,154,156	181,789,413	2,711,188,159	389,437,812
Effect of foreign exchange rate changes	(24,740,525)	(6,283,113)	10,622,885	1,525,882
NET INCREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	179,277,052	593,730,968	242,596,793	34,846,849
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	504,698,619	683,975,671	1,277,706,639	183,531,075
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT YEAR END	683,975,671	1,277,706,639	1,520,303,432	218,377,924
Supplemental disclosures of cash flow information:
Income taxes paid, net of refunds	147,849	302,176,854	43,052,057	6,184,041
Interest paid	—	—	3,474,745	499,116
Non-cash investing activities:
Payable for purchase of property and equipment and intangible assets	1,586,987	—	—	—
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	671,360,926	1,069,361,250	1,005,980,251	144,500,022
Restricted cash	12,614,745	208,345,389	514,323,181	73,877,902
Total cash and cash equivalents and restricted cash	683,975,671	1,277,706,639	1,520,303,432	218,377,924

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 ,2018 AND 2019

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

As of December 31, 2019, the Company’s principal subsidiaries, VIEs and subsidiaries of the VIEs are as follows:

	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of legal ownership	Principal activities
Wholly owned subsidiaries
YZT (HK) Limited	January 14, 2015	Hong Kong	100%	Investment holding
Xiaoying (Beijing) Information Technology Co., Ltd. (“Beijing WFOE”)	October 28, 2015	Beijing	100%	Technology development and service, sale of products
Shenzhen Xiaoying Puhui Technology Co., Ltd. (“Shenzhen Puhui”)	December 6, 2016	Shenzhen	100%	Technology development and service, sale of products
Shenzhen Xiaoying Information Technology Co., Ltd. (“Shenzhen Xiaoying IT”)	November 28, 2016	Shenzhen	100%	Technology development and service, sale of products
VIEs
Shenzhen Xiaoying Technology Co., Ltd. (“Shenzhen Xiaoying”)	October 19, 2016	Shenzhen	100%	Technology development and service, sale of products
Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd. (“Beijing Ying Zhong Tong”)	March 27, 2015	Beijing	100%	Technology development and service, sale of products
Shenzhen Tangren Financing Guarantee Co., Ltd. (“Shenzhen Tangren”)	December 16, 2016	Shenzhen	100%	Guarantee services
Shenzhen Beier Asset Management Co., Ltd (“Shenzhen Beier”)	July 1, 2018	Shenzhen	100%	Capital management
Significant subsidiaries of the VIEs
Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd. (“Shenzhen Ying Zhong Tong”)	March 7, 2014	Shenzhen	100%	Technology development and service, sale of products
Shenzhen Ying Ai Gou Trading Co., Ltd. (“Shenzhen Ying Ai Gou”)	October 25, 2018	Shenzhen	100%	E-commerce services

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

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between Beijing WFOE and the VIEs through the aforementioned agreements with the nominee shareholders of the VIEs. The following is a summary of the VIE agreements:

(1) Shareholders’ Voting Rights Proxy Agreement:

Pursuant to the voting rights proxy agreements signed between the VIEs’ nominee shareholders and Beijing WFOE, each nominee shareholder irrevocably appointed Beijing WFOE as its attorney-in-fact to exercise on each shareholder’s behalf and all rights that each shareholder has in respect of its equity interest in the VIEs (including but not limited to executing the exclusive right to the voting rights and the right to appoint directors and executive officers of the VIEs). The nominee shareholders cannot revoke the authorization and entrustment as long as the nominee shareholders remain a shareholder of the VIEs. For the arrangements among Beijing WFOE, each of the VIEs other than Shenzhen Beier, and their shareholders, the power of attorney will remain in force for ten years. Unless a thirty-day notice is given by Beijing WFOE, this agreement shall be automatically renewed for another one year upon its expiration. The arrangement among Beijing WFOE, Shenzhen Beier and its shareholder does not specify its effective term.

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

(3) Executive Call Option Agreement:

Pursuant to the exclusive call option agreement entered into between the VIEs’ nominee shareholders and Beijing WFOE, the nominee shareholders irrevocably granted Beijing WFOE a call option to request the nominee shareholders to transfer or sell any part or all of its equity interests in the VIEs, to Beijing WFOE, or their designees. The purchase price of the equity interests in the VIEs shall be equal to the minimum price required by PRC law. Without Beijing WFOE’s prior written consent, the VIEs and its nominee shareholders shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, issue any additional equity or right to receive equity, provide any loans, distribute dividends in any form, etc. For the agreements among Beijing WFOE, each of the VIEs other than Shenzhen Beier, and their shareholders, these arrangements will remain effective for ten years. Unless notified by Beijing WFOE, the parties to these agreements shall extend the term of these agreements for another ten years. The agreement among Beijing WFOE, Shenzhen Beier and its shareholder does not specify its effective term.

(4) Exclusive Business Cooperation Agreement:

Pursuant to the exclusive business cooperation agreement entered into by Beijing WFOE and the VIEs, Beijing WFOE provides exclusive technical support and consulting services in return for fees based on 100% of the VIE’s total consolidated profit, which is adjustable at the sole discretion of Beijing WFOE. Without Beijing WFOE’s consent, the VIEs cannot procure services from any third party or enter into similar service arrangements with any other third party, except for those from Beijing WFOE. For the agreements between Beijing WFOE and each of the VIEs other than Shenzhen Beier, unless Beijing WFOE terminates these agreements in advance, these agreements will remain effective for ten years. Unless agreed by both parties in writing, this agreement shall be automatically renewed for another ten years upon its expiration. The agreement between Beijing WFOE and Shenzhen Beier will remain effective permanently, unless early erminated by Beijing WFOE in writing pursuant to this agreement or otherwise required by PRC laws.

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

Consolidated Trusts

As part of the Group’s efforts to develop new product offerings for institutional investors, the Group established a business relationship with certain trusts which were administered by third-party trust companies. The trusts were set up to invest solely in the loans facilitated by the Group on its platform to provide returns to the beneficiaries of the trusts through interest payments made by the borrowers. Both direct model and intermediary model are adopted for these trusts. Under direct model, loans are originated from trusts to borrowers while under intermediary model, the Group typically provides credit to the borrowers through one of its consolidated SPVs first and then transfers the loans to the trusts, which issue beneficial interests to the institutional investors. The Group determines to consolidate these trusts as the Group is the primary beneficiary, due to the following reasons: 1. the Group has the power to direct the operating activities of the trusts; 2. the Group absorbs or enjoys the potential residual losses or returns of these trusts. Under intermediary model, the transfer of loans to the Consolidated Trusts are not eligible for sale accounting because the trust is consolidated and the loan transfer is considered an intercompany transaction. The Group further elected to apply fair value option to the loans (at the date of origination) and liabilities to investors to emphasize the relevancy of the accounting information of its consolidated financial statements. That is, the loans are continued to be recorded on the Group’s consolidated balance sheets as loans held for investment under “Loans at fair value” and the proceeds received from the investors are recorded as trust liabilities under “Payable to investors at fair value”.

During 2018 and 2019, one of the subsidiaries of the Group funded RMB50,000,000 and RMB93,000,000 (US$13,358,614) to loan products facilitated on the Group’s platform through third-party trust companies. The trusts are consolidated by the Group and the underlying loans are recorded on the Group’s consolidated balance sheets as loans held for investment under “Loans at fair value”.

The following financial statement amounts and balances of the Consolidated Trust are included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of December 31,	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Assets:
Restricted cash	4,861,491	449,978,760	64,635,405
Loans at fair value	33,417,119	2,782,332,885	399,657,112
Prepaid expenses and other current assets	296,080	37,073,985	5,325,345
Total assets	38,574,690	3,269,385,630	469,617,862
Liabilities:
Payable to investors at fair value of the Consolidated Trusts	—	3,006,349,475	431,835,082
Accrued interest payable	—	39,994,897	5,744,907
Other tax payable	284,564	2,636,517	378,712
Accrued expenses and other liabilities	—	12,682,569	1,821,737
Total liabilities	284,564	3,061,663,458	439,780,438

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net revenue	117,684,121	61,475,364	340,613,941	48,926,131
Net income	43,583,819	41,986,452	227,051,351	32,613,886

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net cash provided by (used in) operating activities	26,997,889	12,547,230	123,521,027	17,742,685
Net cash provided by (used in) investing activities	48,332,936	676,499,516	(2,684,753,233)	(385,640,672)
Net cash provided by (used in) financing activities	(63,200,000)	(696,800,000)	3,006,349,475	431,835,082

The following financial statement amounts and balances of the VIEs and Consolidated Trusts were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of December 31,	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Assets:
Cash and cash equivalents	236,432,366	336,512,754	48,337,033
Restricted cash	5,880,989	449,978,760	64,635,405
Accounts receivable and contract assets, net	1,266,169,464	466,630,408	67,027,264
Loans at fair value	33,417,119	2,782,332,885	399,657,112
Prepaid expenses and other current assets	60,501,113	429,093,130	61,635,372
Deferred tax assets, net	173,287,013	420,822,781	60,447,410
Long-term investments	287,222,720	277,126,560	39,806,740
Property and equipment, net	21,333,636	14,396,986	2,067,998
Intangible assets, net	1,628,117	6,091,145	874,938
Financial guarantee derivative	358,249,913	719,962,262	103,416,108
Loan receivable from Xiaoying Housing Loans, net	128,101,279	89,535,665	12,860,994
Other non-current assets	6,345,345	44,169,105	6,344,495
Total assets	2,578,569,074	6,036,652,441	867,110,869
Liabilities:
Payable to investors at fair value of the Consolidated Trusts	—	3,006,349,475	431,835,082
Guarantee liabilities	19,297,718	11,140,899	1,600,290
Accrued payroll and welfare	23,329,971	22,677,991	3,257,490
Other tax payable	95,184,938	34,725,447	4,987,998
Income tax payable	93,611,597	227,047,349	32,613,311
Accrued expenses and other liabilities	117,547,625	103,479,695	14,863,928
Short-term bank borrowings	198,000,000	—	—
Other non-current liabilities	—	26,683,382	3,832,828
Deferred tax liabilities	47,145,390	688,209	98,855
Total liabilities	594,117,239	3,432,792,447	493,089,782

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net revenue	1,474,934,261	2,168,665,965	2,650,594,409	380,734,064
Net income (loss)	325,182,393	408,242,461	(14,609,225)	(2,098,484)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net cash provided by (used in) operating activities	(592,979,915)	(243,451,042)	442,501,953	63,561,429
Net cash provided by (used in) investing activities	(10,809,388)	451,499,516	(2,706,673,269)	(388,789,289)
Net cash provided by (used in) financing activities	830,154,156	(498,800,000)	2,808,349,475	403,394,162

The VIEs and Consolidated Trusts contributed 83%, 61% and 86% of the Group’s consolidated revenue for the years ended December 31, 2017, 2018 and 2019 respectively. As of December 31, 2018 and 2019, the VIEs and Consolidated Trusts accounted for an aggregate of 56% and 73% of the consolidated total assets, and 53% and 88% of the consolidated total liabilities.

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

The Group believes that there are no assets held in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and the PRC statutory reserves. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 14 for disclosure of restricted net assets.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include share-based compensation, allowance for accounts receivables and contract assets, allocation of considerations under revenue arrangements with various performance obligations, valuation allowance for deferred tax assets, unrecognized tax benefits, the indefinite reinvestment assertion, fair value of guarantee liabilities and financial guarantee derivatives, loans at fair value and payable to investors at fair value of the Consolidated Trusts.

Revenue recognition

The Group provides services as an online marketplace connecting borrowers and investors primarily through the use of two business models. The major products offered by the Group include Xiaoying Credit Loan and Xiaoying Revolving Loan. Xiaoying Credit Loan consists of Xiaoying Card Loan and Xiaoying Preferred Loan products. Xiaoying Revolving Loan refers to the loans with revolving credit, including Yaoqianhua which was previously named as Xiaoying Wallet. Revenue is the transaction price the Group expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Group’s activities and is recorded net of value-added tax (“VAT”). The services to be accounted for include loan facilitation service, post-origination service (e.g. cash processing and collection services) and guarantee service.

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

Loans facilitated by the Group typically have a term of less than 1 year. For each loan facilitated either through the Direct Model or Intermediary Model, the Group charges a service fee, which is payable by the borrower for all three services provided. No application fee is charged to borrowers or investors. According to the contractual agreement with borrowers, upon the inception of the loan, the Group has the unconditional right to the entire service fee regardless of whether subsequent post-origination or guarantee services are provided by the Group or timing of repayment of the loan. Since September 2017, for certain Xiaoying Card Loans facilitated, the borrower can early repay the loans with a portion of the monthly service fees for the remaining period being waived. The Group historically charged a portion of service fees upfront for certain products which is deducted from the loan proceeds at loan origination, and the remaining service fees are collected on a monthly basis. The upfront fees collected were RMB520,952,503, nil and nil during the years ended December 31, 2017, 2018 and 2019, respectively. The Group has stopped charging upfront fees for all products since December 2017 to comply with new regulatory requirements. At contract inception, the Group determines that the collection of service fees is probable based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination.

In order to be more competitive by providing a certain level of assurance to the investors, for most of the loans facilitated by the Group’s platform, either borrowers or institutional investors are required to directly sign a credit insurance agreement with ZhongAn Online P&C Insurance Co., Ltd (“ZhongAn”) to protect investors against the risk of borrower default. As of December 31, 2018 and 2019, 90% and 77% of loans, respectively, have signed credit insurance agreement with ZhongAn.

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

For certain Xiaoying Card Loans that were newly facilitated from September 2017, borrowers are required to enter into a guarantee agreement and an insurance agreement with the Group and ZhongAn, respectively, to pay the guarantee fee and insurance fee to the respective party at a pre agreed rate. Upon borrower’s default, ZhongAn reimburses the full loan principal and interest to the investor first, and has the right to recourse to both the borrower and the Group, and the Group’s contractual obligation is at any time it limited to a cap (the “Cap”) which is the lower of (1) total amount of guarantee fees contractually required to be collected from the borrowers for such loans facilitated during the current period on an aggregated basis, and (2) a certain percentage of the total principal of the loans facilitated stated in an annualized manner, as pre agreed with ZhongAn (the “Rate”). The contractual guarantee fees in (1) is not influenced by default or early repayment of borrowers.  The Group has no obligation or intention to compensate ZhongAn for any losses in excess of the contractual obligation. The Rate will be negotiated prospectively at each quarter between the two parties based on the expected default rate. The actual loss in excess of the Cap is absorbed by ZhongAn. ZhongAn ultimately bears substantially all of the credit risk. The Group’s exposure in this arrangement is limited to the default and prepayment risk in relation to the guarantee fee when the Group cannot collect the guarantee fee under the agreement with the borrower on an individual basis but is still obligated to compensate ZhongAn up to the Cap on a pool basis. The Group evaluated the guarantee arrangement pursuant to ASC Topic 815, and concluded that the arrangement meets the definition of a derivative and that it is not eligible for the guarantee scope exception. Therefore, the guarantee is recognized as a derivative liability/asset at fair value and is not accounted for pursuant to ASC Topic 460 or 450. See accounting policy for financial guarantee derivative.

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

Intermediary Model

During the years ended December 31, 2017, to increase matching rate and enhance borrowers’ experience, the Group provides credit to borrowers’ using its own funds first and then transfers the loans (including the creditor rights) to third party investors including individuals, corporations, and institutional funding partners, typically within a few days. The Group does not have intention to retain the loans as investment but to provide temporary funding to bridge the facilitation services such that the borrowers can immediately obtain funds. Due to the limitations imposed by the PRC laws and regulations, the Group appointed several senior management(the “Intermediary”) to act as an intermediary to facilitate such loan facilitation services. Sometimes, the process also involves a special purpose vehicle formed by the Group between the Intermediary and the ultimate third party investor as certain investors may have legal limitation on acquiring loans from individuals. These special purpose vehicles are consolidated by the Group.

During the years ended December 31, 2018 and 2019, the Group cooperate with several micro credit companies who use their own funds to provide credit to borrowers first; the Group provide facilitation and post-origination services for these loans and receive service fee from borrowers. These micro credit companies transfer their rights as creditors shortly to SPVs controlled by the Group at the price of the carrying amount of the outstanding loan principal balance and accumulated accrued interest not paid by the borrowers as of the day on which the creditor’s rights is legally transferred to SPVs. The SPVs usually further transfer their creditor’s rights to third party investors including individual investors, corporations, institutional funding partners in a short period at the price of the carrying amount of the outstanding loan principal balance and the accumulated accrued interest not paid by the borrowers as of the day on which the creditor’s rights is legally transferred to investors. The Group accounts the interests paid by the borrowers during the period of holding the creditor’s rights as the financing income and the fee charged by the micro credit companies, which is proportionate to the loans facilitated as the origination and servicing cost in its consolidated financial statements. In this case, the SPVs are deemed as the Intermediary.

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

Loans that were not yet transferred to external investors (other than institutional investors) as of December 31, 2018 and 2019 amounted to RMB632,716,508 and RMB289,553,016 (US$41,591,688) respectively and was recorded in “Loans held for sale” and “Loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans” in the consolidated balance sheets.

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

Disaggregation of revenues

All of the Group’s revenue for the years ended December 31, 2017, 2018 and 2019 were generated from the PRC. As the remaining duration of the Group’s performance obligations of the contracts is one year or less, the Group elects to apply the exemption of disclosing the aggregate amount of transaction price allocated to the performance obligations at the end of 31 December, 2017, 2018 and 2019, The following table illustrates the disaggregation of revenue by product the Group offered in 2017, 2018 and 2019:

2017	Loan facilitation service-Direct Model (RMB)	Loan facilitation service- Intermediary Model (RMB)	Post-origination service (RMB)	Financing income (RMB)	Other revenue (RMB)	Total (RMB)
Major products
Xiaoying Credit Loan	1,148,688,253	260,278,922	46,670,424	58,258,088	19,172,658	1,533,068,345
Xiaoying Housing Loan	—	16,573,570	278,234	66,723,545	21,410,597	104,985,946
Internet Channel(1)	56,931,619	2,748,428	1,644,517	2,576,028	4,741,527	68,642,119
Other loan products	25,434,861	23,013,543	1,733,489	3,182,488	3,278,355	56,642,736
Other service(2)	—	—	—	—	23,596,047	23,596,047
Total	1,231,054,733	302,614,463	50,326,664	130,740,149	72,199,184	1,786,935,193

2018	Loan facilitation service-Direct Model (RMB)	Loan facilitation service- Intermediary Model (RMB)	Post-origination service (RMB)	Financing income (RMB)	Other revenue (RMB)	Total (RMB)
Major products
Xiaoying Credit Loan	2,897,702,061	216,754,528	128,865,000	67,731,784	109,141,168	3,420,194,541
Xiaoying Housing Loan	5,780,118	1,247,846	463,129	8,290,828	9,190,257	24,972,178
Internet Channel(1)	53,874,025	8,760,054	1,182,786	41,253	9,313,276	73,171,394
Other loan products	215,763	1,509,945	732,516	40,096	1,079,296	3,577,616
Other service(2)	—	—	—	—	18,684,315	18,684,315
Total	2,957,571,967	228,272,373	131,243,431	76,103,961	147,408,312	3,540,600,044

2019	Loan facilitation service-Direct Model (RMB)	Loan facilitation service- Intermediary Model (RMB)	Post-origination service (RMB)	Financing income (RMB)	Other revenue (RMB)	Total (RMB)
Major products
Xiaoying Credit Loan	1,834,813,952	223,668,549	314,767,947	396,039,771	71,024,093	2,840,314,312
Xiaoying Revolving Loan	63,667,334	13,174,930	8,163,362	12,361,021	9,069,408	106,436,055
Xiaoying Housing Loan	578,598	88,225	132,382	—	264,644	1,063,849
Internet Channel(1)	86,733,843	1,703,032	7,568,757	—	1,890,227	97,895,859
Other loan products	209,616	232,318	62,764	—	10,403	515,101
Other service(2)	—	—	—	—	41,824,819	41,824,819
Total	1,986,003,343	238,867,054	330,695,212	408,400,792	124,083,594	3,088,049,995

2019	Loan facilitation service-Direct Model (US$)	Loan facilitation service- Intermediary Model (US$)	Post-origination service (US$)	Financing income (US$)	Other revenue (US$)	Total (US$)
Major products
Xiaoying Credit Loan	263,554,534	32,127,977	45,213,587	56,887,554	10,201,973	407,985,625
Xiaoying Revolving Loan	9,145,240	1,892,460	1,172,594	1,775,550	1,302,739	15,288,583
Xiaoying Housing Loan	83,110	12,673	19,015	—	38,014	152,812
Internet Channel(1)	12,458,537	244,625	1,087,184	—	271,514	14,061,860
Other loan products	30,109	33,370	9,015	—	1,494	73,988
Other services(2)	—	—	—	—	6,007,759	6,007,759
Total	285,271,530	34,311,105	47,501,395	58,663,104	17,823,493	443,570,627

(1) Represents loans facilitated to borrowers referred by other platforms

(2) Primarily consists of service fees charged for transferring loans between investors on the Group’s online platform, referral service fee for introducing borrowers to other platforms and technology service fees received from ZhongAn for promoting its insurance products on the Group’s online platform.

Contract balances

The Group did not enter into contracts with customers that were greater than one year for substantially all products for the years ended December 31, 2017, 2018 and 2019. The Group historically did not record any contract liabilities for both 2018 and 2019 and did not record any contract asset prior to September 2017. For certain Xiaoying Card Loan products facilitated since September 2017, the borrower can early repay the loans in which case a portion of the monthly service fees for the remaining period is waived. The Group does not have unconditional right to the consideration at the loan inception and records a corresponding contract asset when recognizing revenue from facilitation service. The contract asset will not be reclassified to a receivable given that the right to invoice and the payment due date is the same date. Since 2018, the Group determined that the consideration for these loan products to no longer be probable that substantially all of the consideration will be collected from its customers, therefore no contract assets were recognized. Revenue for these loan products are recognized when the collection of consideration becomes probable.

The contract assets as of December 31, 2018 and 2019 are nil and nil respectively. Remaining unsatisfied performance obligations as of December 31, 2017, 2018 and 2019 pertained to post-origination service in the amount of RMB32,704,036, RMB103,023,734 and RMB106,147,877 (US$15,247,189) respectively. All remaining unsatisfied performance obligations would be recognized as revenue in the subsequent year. The revenues recognized in 2017, 2018, and 2019 from performance obligations satisfied (or partially satisfied) in prior periods are nil, RMB3,390,633 and RMB2,240,572(US$320,292), respectively.

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

Financing income also includes interest income from loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans and loans held for sale that have not yet been transferred to external investors under the Intermediary Model.

Other revenue

Other revenue primarily includes penalty fees for loan prepayment and late payment, administration fee for transferring loans between investors on the Group’s platform, commission fees for introducing borrowers to other platforms, membership fee and commission fees from Xiaoying Online Mall. The penalty fees, which are fees paid to the Group, will be received as a certain percentage of past due amounts in the case of late payments or a certain percentage of interest over the prepaid principal loan amount in the case of prepayment. Penalty fees are contingency-based variable considerations and constrained by the occurrence of delinquency or prepayment. They are recognized when the uncertainty associated with the variability is resolved, that is, when the underlying event occurs. The administration fees for transferring loans between investors and commission fees for introducing borrowers to other platforms are recognized when the obligation is fulfilled and is confirmed by the other platforms. Membership fee, which are fees paid to the Group when registered members purchase certain benefits on the platform, are recognized ratably over the terms of the membership packages as our performance obligation is satisfied over time.

Xiaoying Online Mall launched in March 2019 is a product that provides loan installments to our individual customers enabling them to purchase goods online. The loan installment revenue is recognized as loan facilitation revenue and post origination revenue. The gross amount of product sales and related costs or the net amount earned is recorded as commissions. The Group was evaluated as an agent and its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, revenues should be recognized in the net amount for the amount of commission which the Group earns in exchange for arranging for the specified goods or services to be provided by other parties. Revenue is recorded net of value-added taxes.

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

Refer to Note 9 for additional information about guarantee liabilities for the years ended December 31, 2017, 2018 and 2019.

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

Financial guarantee derivatives

Starting from September 2017, for newly facilitated Xiaoying Credit Loans and Xiaoying Revolving Loans, the Group’s exposure is limited to the contractual guarantee fee that the Group cannot collect under the agreement from the borrower as a result of default or prepayment but are still obligated to compensate ZhongAn based on the contractual guarantee fee up to the pre-agreed cap. See accounting policy in Revenue Recognition. The financial guarantee is accounted for as a derivative under ASC 815 because the financial guarantee scope exemption in ASC 815-10-15-58 is not met. The derivative is remeasured at each reporting period. The change in fair value of the derivative is recorded as a change in fair value of financial guarantee derivatives in the consolidated statements of comprehensive income. The derivative is increased by the guarantee fees collected from the borrowers upon receipt as the Group expects all the fees to be ultimately paid to ZhongAn. When the Group settles the guarantee through performance of the guarantee by making payments to ZhongAn, the Company records a corresponding deduction to the derivative.

The Group uses the discounted cash flow model to value these financial guarantee derivatives at inception and subsequent valuation dates. This discounted cash flow model incorporates assumptions such as the expected delinquency rates, prepayment rate and discount rate. The expected delinquency rate and prepayment rate is estimated by taking into consideration of historical loss experiences. The discount rate is determined based on the market rates. The Group considers that the impact of discount rate to the fair value of financial guarantee derivatives is immaterial. For the loans facilitated after September 2017, the Group estimated at inception that the prepayment risk is immaterial.

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

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash on hand and cash in bank which are highly liquid. As of December 31, 2019, cash equivalents were comprised of current deposits and money market funds stated at cost plus accrued interest. All cash and cash equivalents are unrestricted as to withdrawal and use.

Restricted Cash

Restricted cash consists primarily of cash held by the Consolidated Trusts through segregated bank accounts which can only be used by the trusts to specified activities as stipulated in the trust agreements. Cash in the Consolidated Trusts is not available to fund the general liquidity needs of the Group.

Restricted cash also includes the pledged deposit held at bank as collateral for the issuance of a guarantee letter for our marketing and sponsorship with National Basketball Association of North America.

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

The following table presents the accounts receivable and contract assets from facilitation, post-origination and guarantee services as of December 31, 2018 and 2019, respectively:

As of December 31, 2018	Accounts receivable from facilitation services	Accounts receivable from post-origination services	Allowance for doubtful accounts	Total
	RMB	RMB	RMB	RMB
Xiaoying Credit Loan	1,501,967,864	59,670,931	(206,575,845)	1,355,062,950
Xiaoying Housing Loan	5,183,029	259,181	(119,616)	5,322,594
Internet Channel	17,546,683	466,662	(133,707)	17,879,638
Other products	14,678,225	733,994	(14,384,158)	1,028,061
Total	1,539,375,801	61,130,768	(221,213,326)	1,379,293,243

As of December 31, 2019	Accounts receivable from facilitation services	Accounts receivable from post-origination services	Allowance for doubtful accounts	Total
	RMB	RMB	RMB	RMB
Xiaoying Credit Loan	884,954,449	17,906,149	(185,085,029)	717,775,569
Xiaoying Revolving Loan	28,961,624	129,661	(7,824,878)	21,266,407
Xiaoying Housing Loan	890,225	44,516	—	934,741
Internet Channel	31,169,383	8,149	—	31,177,532
Other products	—	—	—	—
Total	945,975,681	18,088,475	(192,909,907)	771,154,249

As of December 31, 2019	Accounts receivable from facilitation services	Accounts receivable from post-origination services	Allowance for doubtful accounts	Total
	US$	US$	US$	US$
Xiaoying Credit Loan	127,115,753	2,572,057	(26,585,802)	103,102,008
Xiaoying Revolving Loan	4,160,077	18,625	(1,123,973)	3,054,729
Xiaoying Housing Loan	127,873	6,394	—	134,267
Internet Channel	4,477,202	1,171	—	4,478,373
Other products	—	—	—	—
Total	135,880,905	2,598,247	(27,709,775)	110,769,377

The following tables present the aging of accounts receivable as of December 31, 2018 and 2019 respectively. The Group charges off accounts receivable overdue more than 60 days.

As of December 31, 2018 Aging	Not past-due	1 - 30 days	30 - 60 days	Total
	RMB	RMB	RMB	RMB
Xiaoying Credit Loan	1,473,621,949	44,653,954	43,362,892	1,561,638,795
Xiaoying Housing Loan	5,442,210	—	—	5,442,210
Internet Channel	18,013,345	—	—	18,013,345
Other products	13,048,046	1,187,522	1,176,651	15,412,219
Total	1,510,125,550	45,841,476	44,539,543	1,600,506,569

As of December 31, 2019 Aging	Not past-due	1 - 30 days	30 - 60 days	Total
	RMB	RMB	RMB	RMB
Xiaoying Credit Loan	837,707,889	32,739,296	32,413,413	902,860,598
Xiaoying Revolving Loan	27,661,848	792,577	636,860	29,091,285
Xiaoying Housing Loan	934,741	—	—	934,741
Internet Channel	31,177,532	—	—	31,177,532
Other products	—	—	—	—
Total	897,482,010	33,531,873	33,050,273	964,064,156

As of December 31, 2019 Aging	Not past-due	1 - 30 days	30 - 60 days	Total
	US$	US$	US$	US$
Xiaoying Credit Loan	120,329,209	4,702,706	4,655,895	129,687,810
Xiaoying Revolving Loan	3,973,376	113,847	91,479	4,178,702
Xiaoying Housing Loan	134,267	—	—	134,267
Internet Channel	4,478,373	—	—	4,478,373
Other products	—	—	—	—
Total	128,915,225	4,816,553	4,747,374	138,479,152

The following tables present the movement of provision for accounts receivable and contract assets as of December 31, 2018 and 2019 respectively:

	As of January 1, 2018	Provision for accounts receivable	Provision for contract asset	Charge-off for accounts receivable	Charge-off for contract assets	As of December 31, 2018	Provision for accounts receivable	Provision for contract asset	Charge-off for accounts receivable	Charge-off for contract assets	As of December 31, 2019
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Xiaoying Credit Loan	159,791,649	393,205,248	3,557,738	(335,602,502)	(14,376,288)	206,575,845	230,589,301	—	(252,080,117)	—	185,085,029
Xiaoying Revolving Loan	—	—	—	—	—	—	10,303,996	—	(2,479,118)	—	7,824,878
Xiaoying Housing Loan	418,187	51,241	—	(349,812)	—	119,616	—	—	(119,616)	—	—
Internet Channel	138,592	44,227	—	(49,112)	—	133,707	—	—	(133,707)	—	—
Other products	15,451,219	137,956	—	(1,205,017)	—	14,384,158	293,526	—	(14,677,684)	—	—
Total	175,799,647	393,438,672	3,557,738	(337,206,443)	(14,376,288)	221,213,326	241,186,823	—	(269,490,242)	—	192,909,907

	As of December 31, 2018	Provision for accounts receivable	Provision for contract asset	Charge-off for accounts receivable	Charge-off for contract assets	As of December 31, 2019
	US$	US$	US$	US$	US$	US$
Xiaoying Credit Loan	29,672,764	33,122,081	—	(36,209,043)	—	26,585,802
Xiaoying Revoving Loan	—	1,480,076	—	(356,103)	—	1,123,973
Xiaoying Housing Loan	17,182	—	—	(17,182)	—	—
Internet Channel	19,206	—	—	(19,206)	—	—
Other products	2,066,155	42,162	—	(2,108,317)	—	—
Total	31,775,307	34,644,319	—	(38,709,851)	—	27,709,775

Loans held for sale

From time to time, the Group provides credits to borrowers through an intermediary first to enhance borrowers’ service satisfaction and transfers the loans to third party investors on its platform immediately thereafter (typically within a short period of time). These loans are accounted for as held for sale at lower of cost or fair value, as the Group has a clear marketing plan to transfer these loans to external investors, mainly personal investors through our P2P platform and does not have intention to hold loans for the foreseeable future. During the period presented, the direct origination costs were inconsequential and were expensed as incurred. As at December 31, 2019, the Group reclassified loans held for sale to loans receivables from Xiaoying Credit Loans and Xiaoying Revolving loans after reassessing its intent and ability to transfer these loans.

Loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans

For those loans that the Group provides credits to borrowers using its own fund but fail to have certain marketing plans to transfer, they are accounted for as loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans at amortized cost.

Loans and payable to investors of Consolidated Trusts

The Group has elected the fair value option for the loan assets and liabilities of the Consolidated Trusts that otherwise would not have been carried at fair value. Such election is irrevocable and is applied to financial instruments on an individual basis at initial recognition. The Group estimates the fair value of loans and payable using a discounted cash flow valuation methodology by discounting the estimated future net cash flows using an appropriate discount rate. The future net cash flows are estimated based on contractual cash flows, taking into consideration of estimated delinquency rate, prepayment rate and collection rate of the loans, and the pre-determined Rate of the Group’s guarantee exposure for certain products. Changes in fair value of loans and payable to investors are reported net as recorded in “Fair value adjustments related to Consolidated Trusts” in the consolidated statement of comprehensive income. See Note 3 for further disclosure on financial instruments of the Consolidated Trusts for which the fair value option has been elected.

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

Allowance for loan receivable is established through periodic charges to the provision for loan receivable when the Group believes that the future collection of defaulted loan principal and interest is unlikely. In order to accelerate the collection process, the Group transferred the creditor rights of certain defaulted loans as well as the underlying collateral to third party companies at a discount in 2018 and 2019. The discounted amount was recorded as an allowance for loan receivables which represent the proceedings that the Group expects not able to collect. In addition, the Group also recorded an allowance for the remaining outstanding loans not transferred benchmarked to the discounted amount. The Group also institutes proceedings to collect the payout amount from collaterals.

The outstanding balance of loan receivable from Xiaoying Housing Loans were RMB128,101,279 and RMB89,535,665 (US$12,860,994) as of December 31, 2018 and 2019, respectively. The contractually required payments that are receivable for loans acquired during 2018 and 2019 were RMB184,822,069 and RMB67,668,067 (US$9,719,909), respectively. The outstanding undiscounted balance including the principal, interest, fees, penalties under Xiaoying Housing Loans receivable were RMB195,077,545 and RMB170,806,499 (US$24,534,818), as of December 31, 2018 and 2019, respectively.

The following table presents the movement in provision for loans receivable from Xiaoying Housing Loans for the year ended December 31, 2019.

As of December 31, 2018	Add: Provision for Loans Receivable from Xiaoying Housing Loans	Less: Charge-off	As of December 31, 2019
RMB	RMB	RMB	RMB
25,911,367	23,430,641	(1,130,496)	48,211,512

As of December 31, 2018	Add: Provision for Loans Receivable from Xiaoying Housing Loans	Less: Charge-off	As of December 31, 2019
US$	US$	US$	US$
3,721,935	3,365,601	(162,386)	6,925,150

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

Intangible assets with an indefinite useful life represent the insurance broker license purchased during 2018 and insurance sale on line license authorized in 2019. See Note 6. Intangible assets with an indefinite life is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

Impairment of long-lived assets

Long-lived assets including intangible assets with definite lives, are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2017, 2018 and 2019. Intangible assets with an indefinite useful life are tested for impairment annually or more frequently, if events or changes in circumstances indicate that they might be impaired accordance with ASC subtopic 350-30, Intangibles-Goodwill and Other: General Intangibles Other than Goodwill (“ASC 350-30”).

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

Long-term investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Group reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. During the year ended December 31, 2019, the Group impaired an equity investment in a private entity amounting to RMB12,538,280(US$1,801,011).

During the year ended December 31, 2018, the Group invested RMB225,000,000 in cash for 15% equity interest of a Jiangxi Ruijing Financial Asset Management Co., Ltd. (‘‘Jiangxi Ruijing’’), a PRC based asset management company through a nominee arrangement where the Group obtained all shareholder rights associated with the 15% equity holdings through contractual agreements with the nominal shareholder. Given that the Group has the ability to significantly influence Jiangxi Ruijing, the equity method of accounting was used.

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

Deposit payable to channel cooperators

The Group co-operates with selected Fintech and other financial companies by connecting the borrowers referred by those companies to investors on the Group’s platform. As part of the arrangements, the selected companies also provide credit enhancements on the loans facilitated to the borrowers referred by them and are required to pay a certain amount of cash as deposit to the Group, from which the Group is entitled to deduct if they fail to compensate the defaulted loans on a timely basis. Any remaining balance of the deposit is released upon expiry of the co-operation agreements. As of December 31, 2018 and 2019 the total deposit amount that the Group received from Fintech and other financial companies were RMB134,042,199 and RMB108,923,460 (US$15,645,876) respectively.

Employee defined contribution plan

Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Group has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred were RMB66,739,619,  RMB51,979,823 and RMB53,997,224 (US$7,756,216) for the years ended December 31, 2017, 2018 and 2019 respectively.

Advertising cost

Advertising costs are expensed as incurred in accordance with ASC 720-35 Other Expense—Advertising costs. Advertising costs were RMB68,838,176, RMB192,483,874 and RMB64,357,939 (US$9,244,440) for the years ended December 31, 2017, 2018 and 2019 respectively. Advertising costs are included in sales and marketing expense in the consolidated statements of comprehensive income (loss).

Origination and servicing expense

Origination and servicing expense consists primarily of variable expenses and vendor costs, including labor costs, costs related to credit assessment, borrower acquisitions, payment processing services, fees paid to third party collection agencies, as well as interest expense paid to institutional investors of the Consolidated Trusts.

Income taxes

Current taxes are provided for in accordance with the laws of the relevant tax authorities.

Deferred taxes are provided using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are recognized for the differences between financial statement carrying amount and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are then evaluated to determine the extent to which they are more likely than not to be realized. In making such a determination, management considers all positive and negative evidence, including future reversals of existing taxable temporary differences and projected future taxable income exclusive of reversing temporary differences and carryforwards. Deferred tax assets are then reduced by a valuation allowance to the amount, in the opinion of management, that is more like than not to be realized.

The Group accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50 percent likelihood of being realized upon settlement. Interest and penalties on income taxes are classified as a component of  income taxes.

Value added taxes (“VAT”)

The Group is subject to VAT at the rate of 6% and 13% given that they are classified as a general tax payer. VAT is reported as a deduction to revenue when incurred and amounted to RMB 171,842,393, RMB301,758,965 and RMB231,454,037 (US$33,246,292) for the years ended December 31, 2017, 2018 and 2019 respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expense and other liabilities on the consolidated balance sheets.

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

All of the Group’s revenue for the years ended December 31, 2017, 2018 and 2019 were generated from the PRC. As of December 31, 2018 and 2019, all of long-lived assets of the Group were located in the PRC.

As the Group generates all of its revenues in the PRC, no geographical segments are presented.

Leases

The Group adopted ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) from January 1, 2019 by using the modified retrospective method and did not restate the comparable periods. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. The Group also elected the practical expedient not to separate lease and non-lease components of contracts. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

The Group determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Group recognizes an ROU asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. For finance leases, assets are included in property and equipment on the consolidated balance sheets. As most of the Group’s leases do not provide an implicit rate, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The Group’s leases often include options to extend and lease terms include such extended terms when the Group is reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when the Group is reasonably certain not to exercise those options. Lease expense is recorded on a straight-line basis over the lease term. The ROU assets were recorded as “Other non-current assets”, and the current and non-current portions of the lease liabilities were recorded as “Accrued expenses and other current liabilities” and “Other non-current liabilities” in the Consolidated Balance Sheets.

Upon adoption, the Group recognized ROU assets of RMB65,203,798 (US$9,365,940) and total lease liabilities (including current and non-current) RMB65,203,798 (US$9,365,940) for operating leases as of January 1, 2019. The impact of adopting ASU 2016-02 on the Group’s opening retained earnings and current year net income was insignificant. As of December 31, 2019, the Group recognized operating lease ROU assets of RMB62,265,193 (US$8,943,835) and total lease liabilities RMB62,513,147 (US$8,979,452), including current portion of RMB20,213,223 (US$2,903,448) for operating leases.

The Group’s operating leases mainly related to office facilitates. As of December 31 2019, the weighted average remaining lease term was 1.92 years and the weighted average discount rate was 6.2% for the Group’s operating leases.

Operating lease cost for the year ended 31 December, 2019 was RMB22,660,022(US$3,254,909), which excluded cost of short-term contracts. Short-term lease cost for the year ended 31 December, 2019 was insignificant. For the year ended 31 December, 2019, no lease cost for operating or finance leases was capitalized. Supplemental cash flow information related to operating leases was as follows:

	For the year ended December 31, 2019
	RMB	US$
Cash payments for operating leases	21,432,442	3,078,578
ROU assets obtained in exchange for operating lease liabilities	31,958,216	4,590,511

Future lease payments under operating leases as of December 31, 2019 were as follows:

	Operating leases
	RMB	US$
Year ending December 31,
2020	25,351,439	3,641,507
2021	24,794,120	3,561,452
2022	18,945,931	2,721,413
Total future lease payments	69,091,490	9,924,372
Less: Imputed interest	6,578,343	944,920
Total lease liability balance	62,513,147	8,979,452

As of December 31, 2019, additional operating leases that have not yet commenced were immaterial.

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

Share-based compensation

Share-based payment transactions with employees, such as stock options and restricted stocks, are measured based on the grant date fair value of the awards, with the resulting expense generally recognized on a straight-line basis in the consolidated statements of income over the period during which the employee is required to perform service in exchange for the award.

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

No investor represented greater than 10% or more of the total net revenues for the years ended December 31, 2017, 2018 and 2019.

The Company manages current payment risk of guarantee liabilities / financial guarantee derivative through a self-developed risk management model. The rating scale of risk management model takes into account factors such as identity characteristics, credit history, payment overdue history, payment capacity, behavioral characteristics and online social network activity. As of December 31, 2019, most of the loans facilitated by the Group were insured by ZhongAn.

Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Group’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application of the pending content that links to this paragraph is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. After evaluation, the impact of the adoption of this guidance on the Group’s consolidated statements of comprehensive income after tax amounts to RMB17.24 million (US$2.48 million) as of 31 December, 2019.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 eliminates, adds and modifies certain disclosure requirements for fair value measurements. The amendments applicable to the disclosures of changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial year of adoption. This ASU is effective for all entities for fiscal years beginning after December 15, 2019, including interim periods therein. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted, and an entity is also permitted to early adopt any removed or modified disclosures and delay adoption of the additional disclosures until their effective date. After evaluation, the Group considers that the impact of adoption of this guidance on its consolidated financial statements is immaterial.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards. The amendments in the ASU are effective for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Group does not plan to early adopt this ASU. The ASU is currently not expected to have a material impact on the Group’s consolidated financial statements.

Translation into United States Dollars

The financial statements of the Group are stated in RMB. Translations of amounts from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 6.9618, on December 31, 2019, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2019, or at any other rate.

3. Fair value of assets and liabilities

For a description of the fair value hierarchy and the Group’s fair value methodologies, see “Note 2—Summary of Significant Accounting Policies”.

Financial Instruments Recorded at Fair Value on a Recurring Basis

The following tables present the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis:

December 31, 2018	Level 1 (RMB)	Level 2 (RMB)	Level 3 (RMB)	Balance at Fair Value (RMB)
Assets
Loans at fair value	—	—	33,417,119	33,417,119
Financial guarantee derivative	—	—	358,249,913	358,249,913
Total assets	—	—	391,667,032	391,667,032

December 31, 2019	Level 1 (RMB)	Level 2 (RMB)	Level 3 (RMB)	Balance at Fair Value (RMB)
Assets
Loans at fair value	—	—	2,782,332,885	2,782,332,885
Financial guarantee derivative	—	—	719,962,262	719,962,262
Total assets	—	—	3,502,295,147	3,502,295,147
Payable to investors at fair value	—	—	3,006,349,475	3,006,349,475
Total liabilities	—	—	3,006,349,475	3,006,349,475

December 31, 2019	Level 1 (US$)	Level 2 (US$)	Level 3 (US$)	Balance at Fair Value (US$)
Assets
Loans at fair value	—	—	399,657,112	399,657,112
Financial guarantee derivative	—	—	103,416,108	103,416,108
Total assets	—	—	503,073,220	503,073,220
Payable to investors at fair value	—	—	431,835,082	431,835,082
Total liabilities			431,835,082	431,835,082

Financial guarantee derivative

The Group uses the discounted cash flow model to value the financial guarantee derivatives. Significant unobservable inputs applied in the discounted cash flow model included expected default rates at inception, which ranged from 9.62% to 16.79% for the year ended December 31, 2019.

The following table sets forth the Group’s financial guarantee derivative movement activities for the years ended December 31, 2018 and 2019.

	2018	2018	2019	2019
	RMB	USD	RMB	USD
Balance at January 1	53,260,916	7,746,479	(358,249,913)	(51,459,380)
Estimated payment to ZhongAn based on the pre-agreed Cap(1)	1,784,817,072	259,590,877	2,270,629,689	326,155,547
Less: Initially estimated net guarantee service fee to be collected(2)	1,607,696,701	233,829,787	2,039,737,713	292,989,990
Add (Less): Subsequent changes in estimated net guarantee service fee to be collected for outstanding loans (3)	23,850,931	3,468,974	15,479,852	2,223,542
Change in fair value of financial guarantee derivative	200,971,302	29,230,064	246,371,828	35,389,099
Add: Guarantee service fee received from borrowers	1,019,863,268	148,332,960	1,877,885,497	269,741,374
Less: Compensation paid to ZhongAn	1,632,345,399	237,414,792	2,485,969,674	357,087,201
Balance at December 31	(358,249,913)	(52,105,289)	(719,962,262)	(103,416,108)
Potential maximum undiscounted amount payable (Remaining estimated payment to ZhongAn based on the pre-agreed Cap at December 31)	370,958,304	53,953,648	155,618,319	22,353,173
Changes in fair value related to balance outstanding at December 31	108,540,263	15,786,527	120,363,772	17,289,174

Note:

(1) Amount represents estimated payment to ZhongAn which is the aggregated amount of guarantee fees, which would be the amount of loan principle multiplied by annualized guarantee fee ratio. The obligation is not influenced by default and early repayment of borrowers.

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

The change in fair value of financial guarantee derivative primarily relates the Group’s estimated exposure in relation to the loans newly facilitated during the corresponding period, as the Group is obligated to compensate ZhongAn under the guarantee arrangement based on the contractual guarantee fees charged to borrowers across the entire portfolio subject to a pre-agreed Cap rather than the actual guarantee fees collected from the borrowers. The change in fair value amount equals to the portion of amounts obligated to pay to ZhongAn that are not expected to be collected from the borrowers due to the estimated default or prepayment. The derivative is increased by the guarantee fees collected from the borrowers upon receipt as the Group expects all the fees to be ultimately paid to ZhongAn. When the payments are made to ZhongAn, the derivative is reduced by the corresponding amount. The total loan products related to guarantee derivatives facilitated during the years ended December 31, 2018 and 2019 were RMB25,389,448,598 and RMB27,942,291,698 (US$4,013,659,068), respectively.

As of December 31, 2019, financial guarantee derivatives has an asset position of RMB719,962,262 (US$103,416,108) in comparison with it being an asset position of RMB358,249,913 as of December 31, 2018, primarily due to the time lag between the payments to ZhongAn and the collection of monthly guarantee service fees from borrowers. As of December 31, 2019, the cumulative amount paid to ZhongAn was greater than the cumulative monthly guarantee service fees collected from borrowers. However, the total amount paid to ZhongAn was still within the preagreed Cap with ZhongAn. The excess is expected to be fully collected from the borrowers during the remaining term of the underlying loans. As of December 31, 2018 and 2019, the maximum potential undiscounted future payment the Group would be required to make is RMB370,958,304 and RMB155,618,319 (US$22,353,173) respectively which also reflects the maximum potential payment to ZhongAn based on the pre-agreed Cap.

The following table represents the outstanding loan balance, remaining weighted average contractual term and estimated default rate of the outstanding loans as of December 31, 2018 and 2019, respectively.

	As of December 31,	As of December 31,	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Outstanding loan balance	12,811,666,471	12,492,069,873	1,794,373,563
Remaining weighted average contractual term (Month)	7.53	7.13	7.13
Estimated default rate	11.06%	10.13%	10.13%

Loans at fair value and Payable to investors at fair value

The Group has elected the fair value option for the loan assets and liabilities of the Consolidated Trusts that otherwise would not have been carried at fair value. Such election is irrevocable and is applied to financial instruments on an individual basis at initial recognition.

As the Group’s loans and payable to investors in the Consolidated Trusts do not trade in an active market with readily observable prices, the Group uses significant unobservable inputs to measure the fair value of these assets and liabilities. Financial instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. At December 31, 2018 and 2019, the discounted cash flow methodology is used to estimate the fair value of loans and payables to investors.

As of December 31, 2018 and 2019, the significant unobservable inputs used in the fair value measurement of the loans and payables to investors of the Consolidated Trusts include the discount rate, net accumulative expected loss. These inputs in isolation can cause significant increases or decreases in fair value. Increases or decrease in the discount rate can significantly impact the fair value results. The discount rate is determined based on the market rates.

Significant Unobservable Inputs

Financial Instrument	Unobservable Input	December 31, 2018 Range of Inputs Weighted-Average	December 31, 2019 Range of Inputs Weighted-Average
Loans and payable to investors at fair value	Discount rates	7.12%	8.28%
	Net cumulative expected loss rates(1)	7.59%	9.99%

(1) Represents the net of default rate, prepayment rate and collection rate, expressed as a percentage of the loan volume.

The following table presents additional information about Level 3 loans and payable to investors measured at fair value on a recurring basis for the years ended December 31, 2018 and 2019. Changes in fair value of loans and payable to investors are reported net as “Fair value adjustments related to Consolidated Trusts” in the consolidated statements of comprehensive income.

RMB

	Balance at December 31, 2017	Origination of loan principal	Collection of principal	Reinvestment of principal	Change in fair value	Balance at December 31, 2018	Changes in fair value related to balance outstanding at December 31, 2018
Xiaoying Credit Loan	427,347,002	49,498,710	(476,783,941)	—	33,355,348	33,417,119	(1,750,429)
Xiaoying Housing Loan	240,491,878	—	(267,567,946)	18,353,661	8,722,407	—	—
Total	667,838,880	49,498,710	(744,351,887)	18,353,661	42,077,755	33,417,119	(1,750,429)

RMB

	Balance at December 31, 2018	Origination of loan principal	Collection of principal	Reinvestment of principal	Change in fair value	Balance at December 31, 2019	Changes in fair value related to balance outstanding at December 31, 2019
Xiaoying Credit Loan	33,417,119	4,938,191,061	(2,961,912,723)	708,474,895	64,162,533	2,782,332,885	62,412,104

USD

	Balance at December 31, 2018	Origination of loan principal	Collection of principal	Reinvestment of principal	Change in fair value	Balance at December 31, 2019	Changes in fair value related to balance outstanding at December 31, 2019
Xiaoying Credit Loan	4,800,069	709,326,763	(425,452,142)	101,766,051	9,216,371	399,657,112	8,964,938

Payable to investors at fair value of the Consolidated Trusts
RMB
Balance at December 31, 2017	667,080,871
Initial contribution	—
Principal payment	(696,800,000)
Changes in fair value	29,719,129
Balance at December 31, 2018	—
Changes in fair value related to balance outstanding at December 31, 2018	—

	Payable to investors at fair value of the Consolidated Trusts
	RMB	US$
Balance at December 31, 2018	—	—
Initial contribution	4,313,060,000	619,532,305
Principal payment	(1,306,710,525)	(187,697,223)
Changes in fair value	—	—
Balance at December 31, 2019	3,006,349,475	431,835,082
Changes in fair value related to balance outstanding at December 31, 2019	—	—

The unpaid balance of loans at fair value as of December 31, 2018 and 2019 were RMB35,167,548 and RMB2,719,920,781 (US$390,692,174). The difference between the aggregate fair value and unpaid principal balance for loans at fair value is primarily attributable to the credit risk associated with the loan collections and time value of money, amounted to RMB1,750,429 and RMB62,412,104 (US$8,964,938) as of December 31, 2018 and 2019, respectively.

The unpaid balance of payable to investors as of December 31, 2018 and 2019 were nil and RMB3,006,349,475 (US$431,835,082). The difference between the aggregate fair value and unpaid principal balance for payable to investors at fair value of the Consolidated Trusts is primarily due to the time value of money, amounted nil and nil respectively as of December 31, 2018 and 2019.

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

4. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of December 31,	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Deposits to cooperators(1)	40,000,000	518,720,216	74,509,497
Earnings rights associated with loan assets(2)	—	380,000,000	54,583,585
Prepaid expenses(3)	43,312,139	160,697,858	23,082,803
Input VAT to be deducted	—	79,150,506	11,369,259
Interest receivable of consolidated trusts	296,080	35,451,817	5,092,335
Advance to employee	4,401,076	6,330,011	909,249
Receivables from borrowers	2,173,292	1,206,974	173,371
Others	25,010,248	44,612,448	6,408,177
Total prepaid expenses and other current assets	115,192,835	1,226,169,830	176,128,276

(1)         Deposits to cooperators relate to the pledged cash to our financial institutional cooperators.

(2)         In 2019, the Group purchased earnings rights of two loan assets from a related party without recourse (Note 10). The principal of the two underlying loans amounted to RMB100 million (Loan#1) and RMB280 million (Loan#2), respectively.

The original maturity for Loan#1 was from January 31, 2019 to January 30, 2020, and the interest rate applied is 15.6%. On January 30, 2020, Loan#1 had been partially repaid by RMB30 million, and the maturity date of remaining RMB70 million had been extended to October 30, 2020. The loan was secured by pledged shares provided by the borrower’s controlling shareholder.

The original maturity for Loan#2 was from May 9, 2019 to November 9, 2019, and the interest rate applied is 8%. As of date of this report, the maturity date of the entire Loan#2 had been extended to November 9, 2020. The loan was guaranteed by borrower’s shareholder.

As of December 31, 2019, the Group considered there was no impairment allowance needed for the earnings rights associated with loan assets.

(3)         Prepaid expenses mainly relate to prepaid service fee to our service providers.

5. Property and equipment, net

Property and equipment, net consists of the following:

	As of December 31,	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Computer and transmission equipment	15,522,913	21,552,895	3,095,880
Furniture and office equipment	3,659,047	3,732,638	536,160
Leasehold improvements	20,217,502	20,842,929	2,993,899
Motor vehicles	816,103	816,103	117,226
Total property and equipment	40,215,565	46,944,565	6,743,165
Accumulated depreciation	(17,000,768)	(26,805,614)	(3,850,386)
Property and equipment, net	23,214,797	20,138,951	2,892,779

Depreciation expense was RMB4,687,503, RMB9,245,203 and RMB10,544,813 (US$1,514,668) for the years ended December 31, 2017, 2018 and 2019 respectively. Gains from the disposal of property and equipment during the years ended December 31, 2017, 2018 and 2019 were RMB103, RMB66 and RMB2,389 (US$343) respectively.

6. Intangible assets

Intangible assets, net consists of the following:

	As of December 31,	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Licenses(1)	26,000,000	26,600,000	3,820,851
Software and others	4,362,895	11,324,077	1,626,602
Accumulated amortization	(1,962,489)	(2,797,373)	(401,818)
Intangible assets, net	28,400,406	35,126,704	5,045,635

(1)    During 2018, the Group acquired an insurance broker license at a cost of RMB26,000,000. During 2019, the Group further acquired an insurance sale on line license at a cost of RMB 600,000(US$86,185).

Amortization expenses were RMB678,692, RMB389,829 and RMB834,884 (US$119,924) for the years ended December 31, 2017, 2018 and 2019 respectively. The Group expects to record amortization expenses of RMB1,206,846 (US$173,353), RMB963,277 (US$138,366), RMB906,974 (US$130,279), RMB888,206 (US$127,583) and RMB888,206 (US$127,583) for the years ending December 31, 2020, 2021, 2022 ,2023 and 2024 respectively.

7. Short-term bank borrowings

In December 2018, the Group entered into a line of credit agreement with a PRC bank that provides a three year term revolving credit facility up to an amount of RMB700,000,000 in aggregate with an interest rate of 2.08% per annum. To collateralize the loan, the Group made deposits to the bank that were restricted. During 2018, total loans drawn with a term of one year were RMB198,000,000 while in 2019, the Group additionally drew a short-term loan amounting to RMB203,000,000(US$29,159,126). The short-term loans were repaid in the fourth quarter of 2019.

8. Accrued expenses and other liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Fund attributable to institutional investors(1)	5,776,821	50,888,482	7,309,673
Accrued interest payable of Consolidated Trusts	—	39,994,898	5,744,908
Accrued office expense	10,890,896	1,036,656	148,906
Professional fee payable	48,302,566	26,101,318	3,749,220
Commission fee payable(2)	75,280,155	63,384,314	9,104,587
Lease liabilities	—	20,213,070	2,903,426
Other accrued expenses	38,451,036	72,820,742	10,460,045
Total accrued expenses and other current liabilities	178,701,474	274,439,480	39,420,765

(1) Fund attributable to institutional investors relate to the principal and interest collected on behalf of the investors but have not yet been passed onto them as of December 31, 2018 and 2019.

(2) Commission fee payable relates to the commission fees payable to channel partners who introduce investors or borrowers to the platform of the Group. The commission is typically determined based on the volume of traffic introduced, regardless of whether the introduced traffic becomes a borrower or investor on the Group’s platform.

9. Guarantee liabilities

The movement of guarantee liabilities during the years ended December 31, 2017, 2018 and 2019 are as follows:

RMB

	As of January 1, 2017	Provision at the inception of new loans	Net payout(1)	Released on expiration	Contingent liability	As of December 31, 2017
Xiaoying Credit Loan	38,368,513	797,431,715	(411,239,134)	(19,172,658)	109,086,588	514,475,024
Xiaoying Housing Loan	7,298,609	23,970,437	(1,169,476)	(21,410,597)	—	8,688,973
Internet Channel	2,477,791	28,924,659	(23,731,237)	(4,741,527)	—	2,929,686
Others	52,516,539	7,437,265	(111,092,188)	(3,278,354)	73,492,088	19,075,350
Total	100,661,452	857,764,076	(547,232,035)	(48,603,136)	182,578,676	545,169,033

RMB

	As of January 1, 2018	Provision at the inception of new loans	Net payout(1)	Released on expiration	Contingent liability	As of December 31, 2018
Xiaoying Credit Loan	514,475,024	5,884,134	(667,658,887)	(15,691,880)	182,289,328	19,297,719
Xiaoying Housing Loan	8,688,973	1,773,180	(378,694)	(8,482,977)	—	1,600,482
Internet Channel	2,929,686	—	(12,890,754)	(365,456)	10,326,524	—
Others	19,075,350	—	(42,688,268)	(135,000)	23,747,918	—
Total	545,169,033	7,657,314	(723,616,603)	(24,675,313)	216,363,770	20,898,201

RMB

	As of January 1, 2019	Provision at the inception of new loans	Net payout(1)	Released on expiration	Contingent liability(2)	As of December 31, 2019
Xiaoying Credit Loan	19,297,719	—	(6,333,472)	(3,366,501)	289,211	9,886,957
Xiaoying Housing Loan	1,600,482	184,036	97,593	(1,752,115)	—	129,996
Internet Channel	—	—	—	—	7,458,350	7,458,350
Others	—	—	—	—	—	—
Total	20,898,201	184,036	(6,235,879)	(5,118,616)	7,747,561	17,475,303

USD

	As of January 1, 2019	Provision at the inception of new loans	Net payout (1)	Released on expiration	Contingent liability(2)	As of December 31, 2019
Xiaoying Credit Loan	2,771,944	—	(909,746)	(483,568)	41,543	1,420,173
Xiaoying Housing Loan	229,895	26,435	14,018	(251,676)	—	18,672
Internet Channel	—	—	—	—	1,071,325	1,071,325
Others	—	—	—	—	—	—
Total	3,001,839	26,435	(895,728)	(735,244)	1,112,868	2,510,170

(1) Net payouts represent the amount paid to ZhongAn upon borrowers’ default net of the amount subsequently collected from the borrower if they paid back the loan.

(2) The Group recognized a contingent liability of RMB7,458,350 (US$1,071,325) relating to expected default loans referred by a cooperated Fintech channel partner who experiences business difficulties. In order to maintain the reputation among investors, the Group decided at its sole discretion to reimburse investors if the channel partner fails to fulfill its obligation to make the reimbursement.

The following table presents the maximum potential undiscounted future payments by product, remaining weighted average contractual loan term, and estimated net default rates as of December 31, 2018 and 2019, respectively:

As of December 31, 2018	Maximum potential undiscounted future payment (RMB)	Remaining weighted average contractual term (Month)	Estimated net default rate
Xiaoying Credit Loan	61,705,508	18.02	16.57%
Internet Channel	2,004,234,932	8.19	0.00%
Xiaoying Housing Loan	282,830,247	3.60	0.60%
Other products	1,427,397	3.67	0.00%
Total	2,350,198,084

As of December 31, 2019	Maximum potential undiscounted future payment (RMB)	Maximum potential undiscounted future payment (USD)	Remaining weighted average contractual term (Month)	Estimated net default rate
Xiaoying Credit Loan	20,314,823	2,918,042	13.07	15.7%
Internet Channel (1)	1,399,671,106	201,050,175	0.43	—
Xiaoying Housing Loan	21,666,185	3,112,153	7.9	0.60%
Other products	—	—	—	—
Total	1,441,652,114	207,080,370

(1)         Relates to loans referred from third party channel cooperators that has back to back guarantee arrangements with the Group. As such, estimated net default rate is 0% as of December 31, 2019.

As of December 31, 2018 and 2019, the maximum potential undiscounted future payment that had been collateralized by real estate was estimated to be RMB0.28 billion and RMB21.67 million (US$3.11 million) respectively.

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

From 2018, the Group entered into a series of arrangements with various external asset management companies to provide guarantee service for an identified portfolio of loans facilitated on the Company’s platform and engages directly with the borrowers and investors on the platform. Throughout the loan term, borrowers pay the guarantee fee directly to the asset management companies. Upon the default of the borrower, the asset management companies directly compensate the investors and obtains the creditor’s rights of the loans. As a result, no guarantee liabilities have been recorded by the Group for the loan portfolio that are guaranteed by the asset management companies.

The Group co-operates with selected Fintech and other financial companies by connecting the borrowers referred by those companies to investors on the Group’s platform. Though it is the selected companies who provide credit enhancements on the loans facilitated to the borrowers, since 2019, the Group voluntarily provides guarantee service to the investors from its platform for reputational maintenance, if any indication of operational deterioration is found among these selected companies.

10. Related party balances and transactions

In 2018, Jiangxi Ruijing, one of the Group’s associates, provided guarantee over loans facilitated with a principal amount of RMB1,333,503,026 through the Company’s platform and received RMB21,918,796 guarantee fees from the borrowers. In 2018, the Group remitted RMB20,000,000 to Jiangxi Ruijing as a form of security deposit to cover for any circumstances in which the loans referred by Company were fictitious. In 2019, Jiangxi Ruijing ceased guarantee service to the company’s platform and refunded the security deposit in full amount.

In 2019, the Group purchased earnings rights of two loans from Jiangxi Ruijin. The considerations paid amounted to RMB100,000,000(US$14,364,101) and RMB280,000,000(US$40,219,483), respectively, which equal to the principal amounts of the underlying loans (Note 4(2)). The associated interest income amounted to RMB27,111,557(US$3,894,331).

In 2019, the Group transferred loan portfolios with an aggregate amount of RMB108.7 million (US$15.6 million) to Zijinzhonghao (Zhejiang) Investment Co., Ltd. (“ZJZH”), an entity controlled by Mr. Tang Yue. The considerations received by the Group were determined based on the outstanding loan balances on the transaction dates.

11. Income taxes

Cayman Islands

X Financial is a company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, YZT (HK) Limited, a subsidiary of the Group located in Hong Kong, is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. No income tax expense for this entity has been recognized in the consolidated financial statements as it has no assessable income for the years ended December 31, 2017, 2018 and 2019.

PRC

The Company’s subsidiaries and consolidated VIEs established in the PRC are subject to an income tax rate of 25% in the years presented. As stipulated by the Taxation Law of the PRC, entities founded in certain industrial cooperation zones can be subject to a reduced enterprise income tax rate of 15%. One subsidiary and one VIE in Shenzhen became qualified enterprises to enjoy the preferential income tax rate of 15% from 2018 to 2020. Moreover, a qualified software enterprise is entitled to a tax holiday consisting of two-year exemption starting from the first profit-making year and 50% reduction for the subsequent three years. One subsidiary became a qualified software enterprise and was subject to a tax exemption in 2018 and the preferential tax rate of 12.5% from 2019 to 2021.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income Tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to PRC income taxes, at a statutory income tax rate of 25%.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if an underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2019, the Group is subject to examination of the PRC tax authorities.

Current tax expense and deferred tax expense which are substantially all attributable to the Company’s PRC subsidiaries, VIEs and subsidiaries of the VIEs, are as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Current tax	395,369,391	213,083,260	71,809,290	10,314,759
Deferred tax	(257,121,164)	(3,162,072)	(164, 911,933)	(23,688,117)
Total	138,248,227	209,921,188	(93,102,643)	(13,373,358)

The pre-tax income for different jurisdiction is shown as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Cayman Islands	86,909	(11,832,862)	(9,978,594)	(1,433,335)
Hong Kong entities	(17,470)	(2,423,249)	(140,208)	(20,140)
PRC entities	478,505,825	1,099,179,030	674,034,252	96,818,963
Total	478,575,264	1,084,922,919	663,915,450	95,365,488

A reconciliation between income tax expense computed by applying the PRC tax rate of 25% to income before income tax expense and the reported amount of income tax expense is as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Expected tax at PRC rate	119,643,817	271,230,730	165,978,862	23,841,372
Other expenses not deductible for tax purposes	119,376	226,076	27,243,710	3,913,314
Share based compensation expenses not deductible for tax purposes	18,502,393	42,959,121	39,101,140	5,616,527
Effect of tax holiday and preferential tax rate(1)	—	(104,548,726)	(279,823,276)	(40,194,099)
Effect of different tax rate of subsidiary operation in other jurisdiction	(20,242)	3,164,192	2,853,547	409,886
Research and development tax deduction	—	(32,720,713)	(12,657,389)	(1,818,120)
Adjustment on income tax of the previous periods(2)	—	(17,208,473)	961,418	138,099
Tax on undistributed earnings/(loss) of VIEs	—	46,419,145	(46,419,145)	(6,667,693)
Valuation allowance movement	2,883	399,836	4,451,281	639,387
Others	—	—	5,207,209	747,969
Total	138,248,227	209,921,188	(93,102,643)	(13,373,358)

(1) The aggregate amount and per share effect of the tax holiday and preferential tax rate are as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
The aggregate amount tax benefit of the tax holiday and preferential tax rate	—	104,548,726	279,823,276	40,194,099
The aggregate effect on basic and diluted net income per share:
— Basic	—	0.36	0.89	0.13
— Diluted	—	0.34	0.88	0.13

(2) Adjustment on current income tax of the previous periods represented the adjustment according to final annual income tax filing with the PRC tax authorities.

The tax effects of temporary differences and carryforwards that give rise to the deferred tax balances at December 31, 2018 and 2019 are as follows:

	As of December 31,	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Deferred tax assets:
Long-term investments	1,575,000	3,455,742	496,386
Accrued expenses	3,394,533	30,867,551	4,433,846
Accounts receivables	—	105,168,108	15,106,454
Guarantee liabilities	235,329,500	210,014,843	30,166,745
Financial guarantee derivatives	54,770,514	116,363,471	16,714,567
Loan receivable from Xiaoying Housing Loans	3,886,705	7,231,727	1,038,773
Loans held for sale	853,899	—	—
Loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans	—	10,264,710	1,474,433
Operating loss carry forwards	46,845,223	5,631,764	808,952
Lease liabilities	—	13,226,632	1,899,887
Others	395,882	149,079	21,413
Deferred tax assets, gross	347,051,256	502,373,627	72,161,456
Valuation allowance	(403,674)	(4,854,955)	(697,371)
Total deferred tax assets, net	346,647,582	497,518,672	71,464,085
Deferred tax liabilities:
Property and equipment	1,008,419	662,682	95,187
Long-term investments	—	646,786	92,905
Investment in Consolidated Trusts	—	18,953,213	2,722,459
Right-of-use assets	—	13,124,040	1,885,150
Investment in VIEs(1)	46,419,145	—	—
Total deferred tax liabilities	47,427,564	33,386,721	4,795,701

(1) A deferred tax liability was recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis for investments in domestic VIEs.

Movement of the valuation allowance is as follows:

	As of December 31,	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Balance as of January 1	(3,838)	(403,674)	(57,984)
Addition	(399,836)	(4,451,281)	(639,387)
Balance as of December 31	(403,674)	(4,854,955)	(697,371)

The Company operates through its subsidiaries, VIEs and subsidiaries of the VIEs. The valuation allowance is considered on an individual entity basis. As of December 31, 2018 and 2019, the Company had tax operating loss carry forwards of RMB188,212,704 and RMB38,990,106 (US$5,600,578) respectively from its subsidiaries, VIEs and subsidiaries of the VIEs registered in the PRC, which can be carried forward to offset taxable income. The net operating loss will expire in years 2022 to 2024 if not utilized.

The Group assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, including consideration of specific known trend of profits expected to be reflected within the industry and (iii) future taxable income arising from implementing tax planning strategies. On the basis of this evaluation, as of December 31, 2018 and 2019 a valuation allowance of RMB403,674 and RMB4,854,955(US$697,371) was recorded respectively to reflect only the portion of the deferred tax assets that is not more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carry forwards period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth. In 2019, the Group reassessed the business plan and profit forecast for one of its subsidiaries and concluded that it is not more likely than not to achieve sufficient future taxable income to realize its deferred tax assets. Accordingly, the Group has recognized an increase in the valuation allowance against the ability to utilize beginning-of-year deferred tax assets in future years of RMB4,451,281(US$639,387) for the years ended December 31, 2019.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. Management has asserted to indefinitely reinvest the undistributed earnings of the subsidiaries located in the PRC. As of December 31, 2019, the FIE of the Group had cumulative profits of RMB2,327,155,384 (US$334,274,955). The related unrecognized deferred tax liabilities were RMB232,715,538(US$33,427,495) as of December 31, 2019.

A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group accrued deferred tax liabilities on the earnings of the VIEs of RMB46,419,145 and nil as of December 31, 2018 and 2019.

Unrecognized tax benefit

A roll-forward of unrecognized tax benefits are as follows:

	Year ended December 31,	Year ended December 31,
	2018	2019	2019
	RMB	RMB	US$
Balance at beginning of the year	—	—	—
Additions for tax positions	—	319,206,371	45,851,126
Reductions for tax position	—	(72,811,764)	(10,458,755)
Balance at end of the year	—	246,394,607	35,392,371

The accrued interest and penalties related to income taxes at December 31, 2018 and 2019 is set forth below:

	Year ended December 31,	Year ended December 31,
	2018	2019	2019
	RMB	RMB	US$
Accrued interest	—	3,805,963	546,692

As of December 31, 2019, the Group considered that a tax impact of RMB138,076,827 (US$19,833,495) arising from impairment losses and charge-offs of accounts receivable and contract assets and a tax impact of RMB181,129,544(US$26,017,631) related to the provision for contingent guarantee liabilities, should be reflected as unrecognized tax benefit, as the Group would not file or settle such amounts in the future income tax return. The Group has presented the unrecognized tax benefit in the income tax payable balances as at December 31, 2019.

As at December 31, 2019, the unrecognized tax benefit of RMB 246,394,607 (US$ 35,392,371), if recognized upon audit settlement or statute expiration, would not affect the Group’s effective tax rate.

As of and for the year ended December 31, 2019 interest related to unrecognized tax benefits was RMB3,805,963(US$546,692), which was recorded as part of the income tax payable and income tax expense in the consolidated financial statements.

12. Net income per share and net income attributable to common stockholders

The following table details the computation of the basic and diluted net income per share:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net income attributable to X Financial	340,275,002	883,111,893	774,276,129	111,217,807
Shares (denominator):
Weighted average number of ordinary shares used in computing basic EPS	261,219,657	286,588,402	313,757,887	313,757,887
Basic net income per share	1.30	3.08	2.47	0.35
Diluted effects of stock options and RSUs	18,491,147	17,395,882	5,989,505	5,989,505
Weighted average number of ordinary shares used in computing diluted EPS	279,710,804	303,984,284	319,747,392	319,747,392
Diluted net income per share	1.22	2.91	2.42	0.35

Diluted income (loss) per share do not include the following instruments as their inclusion would have been anti-dilutive:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2017	2018	2019
Stock options	7,857,000	56,926,054	52,405,826
Restricted stocks units	—	—	3,689,400

13. Share-based compensation

Share options

On January 25, 2015, the Board of Directors of X Financial approved the Share Incentive Plan for the purpose of providing incentives and rewards to employees and executives who contribute to the success of the Company’s operations, and granted 13,843,645 of stock options. On June 29, 2015, May 3, 2016, October 11, 2017, April 30, 2018, October 31, 2018 and April 30, 2019, the Board of Directors of X Financial granted 630,000, 7,425,000, 16,616,000, 841,054, 475,000 and 155,000 stock options respectively to certain employees, directors and officers. The stock options shall expire 10 years from the date of grant and vest over a period from three to four years.

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

The Company used the Binomial model to estimate the fair value of the options granted on the respective grant dates with assistance from independent valuation firms. The fair value per option was estimated at the date of grant using the assumptions. The weighted-average grant date fair value of the options for the years ended December 31, 2018 and 2019 were RMB13.08 and RMB10.33 per share respectively.

	January 25, 2015	June 29, 2015	May 3, 2016	October 11, 2017	April 30, 2018	May 9, 2018	October 31, 2018	April 30,2019
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Fair value of underlying ordinary shares	4.91	9.66	16.98	30.29	41.33	38.14	26.74	16.65
Exercise Price	0.27	0.27	0.27 - 10.71	0.27 - 27.02	25.42	30.27	27.93	31.96
Expected Volatility per annum (“p.a.”)	43.00%	38.00%	42.00%	38.60%	45.47%	39.3%	43.90%	30.15%
Risk-Free Rate (p.a.)	1.81%	2.33%	1.81%	2.35%	2.96%	2.94%	3.15%	2.97%
Exercise Multiple	2.5	2.5	2.5	2.5	2.5	5.58-38.33	2.5	NIL
Dividend Yield (p.a.)	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Time to Maturity (Years)	10	10	10	10	10	5	10	10

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

A summary of option activity during the year ended December 31, 2019 is presented below:

	Number of Options	Exercise Price RMB	Remaining Contractual	Intrinsic value of options RMB
Outstanding, as of January 1, 2019	77,466,699	0.27 - 30.27	6.07 - 9.83	457,386,371
Granted	155,000	31.96	9.33	—
Exercised	14,007,474	0.27 - 10.71	5.07-7.78	—
Forfeited/Cancelled	3,452,998	0.27 - 31.96	5.49-9.33	—
Outstanding, as of December 31, 2019	60,161,227	0.27 - 31.96	5.07-9.33	74,834,115
Vested and expected to vest as of December 31, 2019	60,161,227	0.27 - 31.96	5.07-9.33	74,834,115
Exercisable as of December 31, 2019	9,959,062	0.27 - 25.42	5.07-9.93	30,925,254

The Group recognized the compensation cost for the stock options on a straight line basis.

For the years ended December 31, 2017, 2018 and 2019 the Group recorded compensation expenses of RMB74,009,575, RMB171,836,485 and RMB150,943,580 (US$21,681,689) respectively for the stock options granted to the Group’s employees. The Group allocated share-based compensation expense for share option as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Origination and servicing	55,403,160	103,124,758	88,671,136	12,736,812
General and administrative	18,227,289	66,264,371	60,445,030	8,682,385
Sales and marketing	379,126	2,447,356	1,827,414	262,492

As of December 31, 2017, 2018 and 2019, there were RMB477,996,293, RMB425,970,675 and RMB232,061,272 (US$33,333,516) respectively of total unrecognized compensation expense related to unvested stock options granted. As of December 31, 2019 that cost is expected to be recognized over a weighted-average period of 2.43 years.

There was no deferred tax benefits recognized for the year ended December 31, 2017, 2018 and 2019.

Restricted stocks unit

On April 15, 2019, the Board of Directors of X Financial granted 150,000 of restricted stock units to certain directors. The restricted stock units shall vest over a period from two to three years. The restricted stock unites have no expiration period. On November 20, 2019, the Board of Directors of X Financial granted 1,789,400 of restricted stock units to certain employees. The restricted stocks shall expire 10 years from the date of grant and vest over a period from three to four years.

On August 13, 2019 and November 20, 2019, the Board of Directors decided to cancel 1,500,000 and 250,000 of unvested options of certain senior managements and concurrently granted 1,500,000 and 250,000 of restricted stock units as replacement awards to the senior managements. The incremental compensation expenses of RMB360,592 (US$51,796) was equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification.

A summary of restricted share units activity during the year ended December 31, 2019 is presented below:

	Number of Restricted Shares	Weighted-Average Grant-Date Fair Value RMB
Outstanding, as of January 1, 2019	—	—
Granted	3,689,400	8.21
Vested	49,998	17.60
Forfeited	—	—
Outstanding, as of December 31, 2019	3,639,402	8.21

The total grant date fair value of restricted shares vested in 2019 was RMB4,332,911 (US$622,384). For the year ended December 31, 2019, the Group recorded compensation expenses of RMB6,172,515 (US$886,626) for the restricted shares granted to the Group’s directors and employees. The Group allocated share-based compensation expense for restricted share as follows:

	Year ended December 31,
	2019	2019
	RMB	US$
Origination and servicing	446,808	64,180
General and administrative	5,717,025	821,199
Sales and marketing	8,682	1,247

As of December 31, 2019, there was RMB34,246,159 (US$4,919,153) of total unrecognized compensation expense related to unvested restricted shares granted. As of December 31, 2019 that cost is expected to be recognized over a weighted-average period of 2.51 years.

14. Statutory reserves and restricted net assets

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

Amounts restricted that include paid-in capital, additional paid-in capital and statutory reserve funds, as determined pursuant to PRC GAAP, are RMB1,632,374,093 and RMB2,621,559,394(US$376,563,445) as of December 31, 2018 and 2019 respectively.

15. Commitments and contingencies

Operating lease as lessee

As disclosed in note 2, the Group has adopted ASC Topic 842 on 1 January, 2019. These lease payments have been recognized as “Other non-current assets” and the current and non-current portions of lease liabilities have been recorded as “Accrued expenses and other current liabilities” and “Other non-current liabilities” in the balance sheet as at 31 December 2019, except for short-term leases.

Contingencies

On November 26, 2019, a putative class action complaint captioned Shivakumar Ningappa v. X Financial, et al., No. 657033/2019, was filed in the Supreme Court of the State of New York, New York County against the Company, certain of our officers and directors, and the underwriters of our initial public offering, asserting violations of the Securities Act of 1933 based on our September 2018 initial public offering. Two additional lawsuits were subsequently filed in the same court, containing substantially identical allegations. On February 5, 2020, all three lawsuits were consolidated under the caption “In re X Financial Securities Litigation,” No. 657033/2019, and a consolidated amended complaint was filed on February 14, 2020.

On December 9, 2019 a putative class action complaint captioned Xiangdong Chen v. X Financial, et al., No. 1:19-cv-06908-KAM-SJB, was filed in the Eastern District of New York against the Company and certain of our officers and directors, asserting violations of the Securities Act of 1933 based on our September 2018 initial public offering.

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not have any pending legal or administrative proceeding to which the Group is a party that will have a material effect on its business or financial condition.

16. Subsequent events

In January 2020, a novel strain of coronavirus, known as COVID-19, was reported to have surfaced in China, which soon spread throughout the country and other continents. The COVID-19 outbreak may impose disruptions on China’s macroeconomy, and it is difficult to estimate the duration and extent of it.

The COVID-19 outbreak has adversely impacted on the business operation of companies in a variety of industries in China. Consequently, the COVID-19 outbreak may adversely affect the Company’s financial condition and operating results for 2020, including but not limited to negative impact to the Company’s total revenues, credit drawdowns, proceeds from collection of loan principal, additional allowance for loan receivables and guarantee liabilities.

In the first quarter of 2020, our total loan facilitation amount showed a decrease from the same period in 2019. The default rate of our borrowers showed an increase in the first quarter of 2020.

The extent to which the Company’s results are impacted will depend on the future developments of COVID-19, which are highly uncertain and cannot be predicted. The Company will continue to hold close attention to it to assess the potential effects on the business operation and financial position. As of the issue date of this report, the assessment is still in progress.

Mainly due to the outbreak of COVID-19, a selected channel cooperator of the Group falls into business difficulties and to maintain its reputation, the Group voluntarily provides guarantee services to individual investors from its own platform.

In January and March, 2020, the Group enters into short-term loan agreements with two different PRC banks and draws short-term bank borrowings amounting to RMB161,000,000(US$23,126,203) and RMB180,495,000(US$25,926,485) with interest rates of 3.95% and 4.15% per annum and deposits of US$25,500,000 and US$28,650,000, respectively.

SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(in Renminbi “RMB”, except share and per share data)

	As of December 31,	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Assets:
Cash and cash equivalents	309,504,088	14,051,790	2,018,413
Prepaid expenses and other current assets	5,823,242	4,762,941	684,154
Amount due from subsidiaries and VIEs	818,695,709	1,017,874,882	146,208,579
Investments in subsidiaries and VIEs	2,438,249,431	3,378,505,504	485,291,951
Total assets	3,572,272,470	4,415,195,117	634,203,097

Liabilities:
Accrued expenses and other liabilities	55,250,237	49,335,931	7,086,665
Total liabilities	55,250,237	49,335,931	7,086,665

Equity:
Common shares	189,586	201,240	28,906
Additional paid-in capital	2,824,223,031	2,987,363,137	429,107,865
Retained earnings (Accumulated deficits)	640,114,859	1,311,194,007	188,341,234
Accumulated other comprehensive income	52,494,757	67,100,802	9,638,427
Total equity	3,517,022,233	4,365,859,186	627,116,432
Total liabilities and equity	3,572,272,470	4,415,195,117	634,203,097

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in Renminbi “RMB”, except share and per share data)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
General and administrative	(74,802,853)	(79,265,535)	(14,451,949)	(2,075,893)
Foreign exchange loss	(478,590)	—	—	—
Interest income	1,358,777	122,320	77,030	11,065
Equity in profit (loss) of subsidiaries and VIEs	414,197,668	961,430,600	785,350,473	112,808,537
Other income (loss), net	—	824,508	3,300,575	474,098
Net income (loss)	340,275,002	883,111,893	774,276,129	111,217,807
Other comprehensive income (loss)	(24,463,956)	19,045,117	14,606,045	2,098,027
Comprehensive income (loss)	315,811,046	902,157,010	788,882,174	113,315,834

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

(in Renminbi “RMB”, except share and per share data)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net cash provided by (used in) operating activities	15,030,828	36,187,975	(10,004,797)	(1,437,099)
Loan to subsidiaries and VIE	(69,544,598)	(519,786,600)	(199,179,173)	(28,610,298)
Net cash used in investing activities	(69,544,598)	(519,786,600)	(199,179,173)	(28,610,298)
Contribution from shareholders	—	681,989,413	6,035,665	866,969
Dividend paid	—	—	(103,196,981)	(14,823,319)
Net cash provided by (used in) financing activities	—	681,989,413	(97,161,316)	(13,956,350)
Effect of foreign exchange rate changes	(24,740,525)	(6,283,113)	10,892,988	1,564,680
Net increase (decrease) in cash and cash equivalents	(79,254,295)	192,107,675	(295,452,298)	(42,439,067)
Cash and cash equivalents, beginning of year	196,650,708	117,396,413	309,504,088	44,457,481
Cash and cash equivalents, end of year	117,396,413	309,504,088	14,051,790	2,018,414

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

3.             For the years ended December 31, 2018 and 2019, except as disclosed in Note 15, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Company.

4.             Translations of balances in the additional financial information of Parent Company—Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB6.9618, as set forth in H.10 statistical release of the Federal Reserve Board on December 31, 2019. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2019, or at any other rate.