Form 20-F
period 2020-12-31
X Financial
filed 2021-05-14
CIK 1725033

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from to                       to

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

Mr. Frank Fuya Zheng, Chief Financial Officer

7-8F, Block A, Aerospace Science and Technology Plaza

No. 168, Haide Third Avenue, Nanshan District

Shenzhen, 518067, the People’s Republic of China

Tel: +86-755-8628 2977

E-mail: frank.zheng@xiaoying.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
American depositary shares, each ADS represents six Class A ordinary shares, par value US$0.0001 per share*	XYF	The New York Stock Exchange

Class A ordinary shares, par value US$0.0001 per share **	N/A	The New York Stock Exchange

* Effective from November 19, 2020, the ratio of ADSs representing the Class A ordinary shares changed from one (1) ADS representing two (2) Class A ordinary shares to one (1) ADS representing six (6) Class A ordinary shares.

** Not for trading, but only in connection with the listing of the American depositary shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

323,117,943 ordinary shares, comprised of 225,517,943 Class A ordinary shares, par value $0.0001 per share, and 97,600,000 Class B ordinary shares, par value $0.0001 per share, as of December 31, 2020

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐        No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐        No ☒

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

Yes ☒        No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒        No ☐

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

Yes ☐        No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐        No ☐

INTRODUCTION

Unless otherwise indicated, in this annual report on Form 20-F, the following terms shall have the meaning set out below:

•                  “active borrowers” refers to, for a specified period, borrowers who made at least one transaction during that period on our platform;

•                  “active individual/corporate investors” refers to, for a specified period, individual/corporate investors who made at least one transaction during that period on our platform; and individual/corporate investors refers to individuals/corporates making investment transactions on the Xiaoying Wealth Management platform;

•                  “ADSs” refers to American depositary shares, each of which represents six Class A ordinary shares, and “ADRs” refers to the American depositary receipts that may evidence ADSs;

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

•                  “Cayman Companies Act” refers to the Companies Act (As Revised) of the Cayman Islands, as amended;

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

•                  “institutional funding partners” refers to our institutional funding sources, including banks, trust companies, microcredit companies and other institutions who funded the loans we facilitated to borrowers;

•                  “insurance protection” refers to credit insurance provided by insurance companies in partnership with online finance platforms against the default of both the principal and interest;

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

Our reporting currency is Renminbi because substantially all of our operations are conducted in China and all of our revenues is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

•                  our expectations regarding keeping and strengthening our relationships with borrowers, institutional funding partners and other parties we collaborate with;

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

The following selected consolidated statement of comprehensive income data for the years ended December 31, 2018, 2019 and 2020 and the selected consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The following selected consolidated statement of comprehensive income for the years ended December 31, 2016 and 2017, and the selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this annual report.

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

Selected Consolidated Statement of Comprehensive Income Data

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net revenues:
Loan facilitation service—Direct Model	4,524	1,231,055	2,957,572	1,986,003	1,266,533	194,105
Loan facilitation service—Intermediary Model	176,849	302,614	228,272	238,867	41,373	6,341
Post-origination service	8,188	50,327	131,243	330,695	203,842	31,240
Financing income	30,500	130,740	76,104	408,401	612,863	93,925
Other revenue	10,245	72,199	147,409	124,084	68,347	10,475
Total net revenue	230,306	1,786,935	3,540,600	3,088,050	2,192,958	336,086
Operating costs and expenses:
Origination and servicing	259,054	760,143	1,185,937	1,634,822	2,071,506	317,472
General and administrative	61,712	98,236	220,024	227,482	179,225	27,468
Sales and marketing	38,211	76,584	205,726	103,158	35,629	5,460
Provision for contingent guarantee liabilities	—	182,579	216,364	7,748	881	135
Provision for accounts receivable and contract assets	8,099	167,700	396,996	241,187	121,485	18,618
Provision for loan receivable from Xiaoying Housing Loans	—	—	40,348	23,431	17,994	2,758
Provision for loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans	—	—	—	37,643	227,210	34,821
Impairment losses on deposits to institutional cooperators:
Provision for credit losses on deposits to institutional cooperators	—	—	—	—	10,318	1,581
Impairment loss on deposits to institutional cooperators	—	—	—	—	960,000	147,126
Reversal of credit losses for other financial assets	—	—	—	—	(975)	(148)
Total operating expenses	367,076	1,285,243	2,265,395	2,275,471	3,623,273	555,291
Income (loss) from operations	(136,770)	501,693	1,275,205	812,579	(1,430,315)	(219,205)
Interest income (expenses), net	257	3,633	4,225	19,386	21,724	3,329
Foreign exchange gain (loss)	(18)	(479)	10	616	15,399	2,360
Investment income (loss), net	(6,300)	1,500	—	(12,538)	—	—
Change in fair value of financial guarantee derivative	—	(18,111)	(200,971)	(246,372)	(163,670)	(25,084)
Fair value adjustments related to Consolidated Trusts	(4,358)	(9,751)	12,359	64,163	(57,380)	(8,794)
Other income (loss), net	(9)	90	(5,904)	26,081	12,709	1,948
Income (loss) before income taxes and gain (loss) from equity in affiliates	(147,199)	478,575	1,084,923	663,915	(1,601,533)	(245,446)
Income tax benefit (expense)	27,018	(138,248)	(209,921)	93,103	299,878	45,958
Gain (loss) from equity in affiliates, net of tax	—	(832)	8,055	17,458	(6,806)	(1,043)
Net income (loss)	(120,181)	339,495	883,057	774,476	(1,308,461)	(200,531)
Less: net income (loss) attributable to non-controlling interests	(607)	(780)	(55)	200	41	6
Net income (loss) attributable to X Financial	(119,574)	340,275	883,112	774,276	(1,308,502)	(200,537)
Net income (loss) per share—basic	(0.5)	1.3	3.08	2.47	(4.07)	(0.62)
Weighted average number of ordinary shares outstanding—basic	238,095	261,220	286,588	313,758	321,236	321,236
Net income (loss) per share—diluted	(0.5)	1.22	2.91	2.42	(4.07)	(0.62)
Weighted average number of ordinary shares outstanding—diluted	238,095	279,711	303,984	319,747	321,236	321,236
Net income (loss)	(120,181)	339,495	883,057	774,476	(1,308,461)	(200,531)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	27,872	(24,464)	19,045	14,606	(46,042)	(7,056)
Comprehensive income (loss)	(92,309)	315,031	902,102	789,082	(1,354,503)	(207,587)
Less: comprehensive income (loss) attributable to non-controlling interests	(607)	(780)	(55)	200	41	6
Comprehensive income (loss) attributable to X Financial	(91,703)	315,811	902,157	788,882	(1,354,544)	(207,593)

Selected Consolidated Balance Sheet Data

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cash and cash equivalents	504,215	671,361	1,069,361	1,005,980	746,388	114,389
Restricted cash	484	12,615	208,345	514,323	852,134	130,595
Accounts receivable and contract assets, net	139,856	1,110,948	1,379,293	771,154	413,307	63,342
Loans held for sale	157,552	768,638	632,717	—	—	—
Loans receivable from Xiaoying Credit Loans and Revolving Loans, net	—	—	—	289,553	1,236,026	189,429
Loans at fair value	723,746	667,839	33,417	2,782,333	1,585,732	243,024
Financial guarantee derivative	—	—	358,250	719,962	297,928	45,659
Total assets	1,680,619	3,887,695	4,636,969	8,280,632	7,498,010	1,149,120
Payable to investors at fair value	728,105	667,081	—	3,006,349	1,914,184	293,362
Payable to institutional funding partners	—	—	—	—	1,460,395	223,815
Amounts due to related party	106,646	—	—	—	—	—
Guarantee liabilities	100,661	545,169	20,898	17,475	9,790	1,500
Financial guarantee derivative	—	53,261	—	—	130,442	19,991
Short-term bank borrowings	—	—	198,000	—	350,545	53,723
Deposit payable to channel cooperators	191,495	134,262	134,042	108,923	21,472	3,291
Total liabilities	1,304,118	2,122,154	1,118,901	3,913,527	4,421,966	677,697
Total X Financial shareholders’ equity	372,507	1,762,328	3,517,022	4,365,859	3,074,756	471,226
Non-controlling interests	3,993	3,213	1,047	1,247	1,288	197
Total equity	376,501	1,765,541	3,518,069	4,367,106	3,076,044	471,423

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Relating to Our Business and Industry

We have ceased the P2P operation business, but we cannot assure you that our operations were in full compliance with relevant legal requirements and would not be punished under relevant regulations

Due to the relatively short history of the online consumer finance industry in China, a comprehensive regulatory framework governing our industry is under development by the PRC government. Before any industry-specific regulations were introduced in mid-2015, the PRC government relied on general and basic laws and regulations for governing the online consumer finance industry, including the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Online Lending Information Services.”

Since July 2015, the PRC government and relevant regulatory authorities have issued various laws and regulations governing the online consumer finance industry, including, among others, (i) the Guidelines on Promoting the Healthy Development of Online Finance Industry, or the Guidelines, (ii) the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measures, (iii) the Guidelines on Online Lending Funds Custodian Business, or the Custodian Guidelines, (iv) Guidelines on Information Disclosure of the Business Activities of Online Lending Information Intermediaries, or the Disclosure Guidelines, (v) Notice on Rectification of Cash Loan Business, or Circular 141, (vi) the Notice on the Special Rectification and Inspection of Risk of Online Lending Intermediaries, or Circular 57, (vii) the Notice on Conducting Compliance Inspections of Online Lending Intermediaries, or the Inspection Notice, and (viii) the Compliance Checklist of Online Lending Information Intermediaries, or the Compliance Checklist. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Online Lending Information Services.” In December 2018, the relevant PRC regulatory authorities of the P2P lending industry issued the Circular on Making Efforts to Prevent Risk and Classify Online Lending Institutions, or the Circular 175. Circular 175 classifies the online P2P lending marketplaces into six categories, and except for large-scale peer-to-peer direct lending marketplaces that have not demonstrated any high-risk characteristics, which are generally referred to as Normal Marketplaces, other marketplaces, including shell companies with no substantive operation, small-scale marketplaces, marketplaces with high risks and marketplaces on which investors are not fully repaid or that are otherwise unable to operate their businesses, shall exit the peer-to-peer lending industry or cease operation.

The Guidelines formally introduced for the first time the regulatory framework and basic principles governing the online finance industry, including the provision of online lending information services in China. Following the core principles of the Guidelines, the Interim Measures first time introduced a record filing and licensing regime, pursuant to which, online lending information intermediaries shall register with the local financial regulatory authority, update their business scope in their business license to include “online lending information intermediary” and obtain telecommunication business license from the relevant telecommunication regulatory authority after the completion of their registration with the local financial regulatory authority. In order to instruct online lending information intermediaries to rectify their business operations that are deemed as non-compliant with the Guidelines or the Interim Measures, the Interim Measures authorized the local financial regulatory authorities to conduct onsite inspections or inquiries from time to time. In March 2017, one of our consolidated VIEs, Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd. received a rectification notice from the Shenzhen Head Office for Special Rectification of Online Finance Risk, which required us to adopt certain rectification measures to certain aspects of our business operations which were not in full compliance with applicable laws and regulations, including the requirements for ceasing to facilitate loans exceeding RMB200,000 for one borrower and setting up custody accounts with qualified banks to better manage clients and funds. We have responded with our rectification plan with a schedule in March 2017 and have undertaken effective measures in response to the authority’s request. As of the date of this annual report, we have not received any further rectification notification from the Shenzhen Head Office for Special Rectification of Online Finance Risk related to such rectification plan and measures.

On January 19, 2018, the Shenzhen Head Office for Special Rectification of Online Finance Risk promulgated the Notice Regarding Further Implementing Rectification of Online Lending Information Intermediaries which required that all the online lending information intermediaries in Shenzhen, including one of our consolidated VIEs, Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd., shall close all the business operations that were not in full compliance with the Interim Measures before June 30, 2018. We have further submitted a self-inspection report to the Shenzhen financial regulatory authority regarding the current status on our rectification process on February 2, 2018 pursuant to the Notice Regarding Further Implementing Rectification of Online Lending Information Intermediaries.

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

As of December 31, 2020, several provincial government agencies or internet financing associations have announced the exit plans of online lending information intermediary institutions in their jurisdictions, among which provincial government agencies in Yunnan, Hebei, Sichuan, Chongqing, Henan, Shandong and Hunan have explicitly announced to clamp down all online lending information intermediary businesses.

As of December 17, 2020, Xiaoying Wealth Management platform’s P2P operation business had been cleared and ceased, and the principal and earnings of all individual investors had been fully settled. However, uncertainties still exist in relation to the interpretation and implementation of the relevant laws and regulations relating to P2P operation business. We cannot assure you that we will not be subject to any penalties prescribed in the relevant laws and regulations relating to P2P operation business, although we have already ceased the related business, and if we were punished, our business, financial condition and results of operations may be materially and adversely affected.

We are in the process of applying for online microcredit business operating license, but we cannot assure you that we can obtain such license eventually.

We are a Normal Marketplace as defined under Circular 175. Circular 175 also encourages certain Normal Marketplaces to convert into other types of online financing institutions such as online microcredit companies or loan facilitation platforms. In December 2019, the Head Office for Special Rectification of Online Finance Risk and the Head Office for Special Rectification of Peer-to-Peer Online Lending jointly issued Guiding Opinions on Pilot Program of Transforming Peer-to-Peer Lending Information Intermediaries to Microcredit Companies, or Circular 83, which provides fundamental conditions for the transformation of peer-to-peer online lending information intermediaries into microcredit companies.

On November 2, 2020, China Banking and Insurance Regulatory Commission and People’s Bank of China published the Interim Administrative Measures for Online Microcredit Business (Draft for Comment), or the Draft Interim Administrative Measures, for public review and comments. Pursuant to the Draft Interim Administrative Measures, “online microcredit business” refers to any microcredit business engaged in by a microcredit company through using big data, cloud computing, mobile internet and other technical means, utilizing internally generated data and information on customer operation, online consumption, online transaction, etc., accumulated via internet platforms as well as other data and information obtained through legitimate channels to analyze and appraise the credit risk of borrowing customers, determine the mode and quota of loans, and complete such processes as loan application, risk review, loan approval, loan granting and loan recovery online. Online microcredit business engaged in by a microcredit company shall mainly be carried out in the provincial-level administrative region to which its place of registration belongs. Without the approval of the banking regulator under the State Council, no microcredit company may carry out online microcredit business across provincial-level administrative regions. The registered capital of a microcredit company which engages in online microcredit business shall not be less than CNY1 billion and shall be one-off paid-up monetary capital. The registered capital of a microcredit company which engages in online microcredit business across provincial-level administrative regions shall not be less than CNY5 billion and shall be one-off paid-up monetary capital. In principle, the balance of single-account online microcredit loans granted to a natural person shall not exceed CNY300,000 or one-third of its average annual income in the last three years, between which the lower one shall be the maximum loan amount; and in principle, the balance of single-account online microcredit loans granted to a legal person or any other organization and its related parties shall not exceed CNY1 million. The Draft Interim Administrative Measures was released for public comment only, there remains substantial uncertainty regarding the Draft Interim Administrative Measures, including with respect to its final content, adoption timeline or effective date. If we were considered that we have engaged in the online microcredit business and the Draft Interim Administrative Measures was issued, we may be subject to various regulatory restriction which may adversely affect our business operations.

As of the date of this annual report, the Shenzhen financial regulatory authority has encouraged us to convert into a nation-wide online microcredit company and one of our consolidated VIEs, Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd. has submitted first batch of documents for the conversion. At present, Shenzhen Xiaoying Technology Co., Ltd., one of our VIEs, is filing an online microcredit company application and is supplementing relevant materials in accordance with the requirements of the financial regulatory authority. We have initiated the establishment of the commercial entity of the online microcredit company. However, we cannot assure you whether we will be approved to become a nation-wide online microcredit company and obtain an online microcredit business operating license.

According to the Guidelines on Further Strengthening and Regulating Pilot Access and Auditing of Microcredit Companies (Trial) issued by Shenzhen Financial Services Office in April 2013, or the Trial Guidelines on Microcredit Companies, the Shenzhen financial regulatory authority temporarily restricts certain kinds of the companies including, among others, financing guarantee companies, pawn investment companies or real estate development companies establish the online microcredit business. One of our consolidated VIEs, Shenzhen Tangren, holds the financing guarantee license currently, thus we cannot assure that we are eligible to operate the online microcredit business. However, the interpretation of the Trial Guidelines on Microcredit Companies remains uncertain and it is unclear how it will affect our application for the online microcredit business operating license.

If we are going to practice online microcredit business in the future, we need to obtain the online microcredit business operating license according to the applicable laws. However, we are unable to assure you that we will successfully obtain the license. If we cannot obtain the online microcredit business operating license eventually, our business plan for operating online microcredit business, if any in the future, may be materially and adversely affected.

If our practice is deemed to violate any PRC laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.

The PRC regulatory regime with respect to the online individual finance industry is particularly complex and rapidly evolving, and their interpretation and enforcement are subject to significant uncertainties, it results in difficulties in determining whether our existing practices may be interpreted to violate any applicable laws and regulations.

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

In addition to the Guidelines, the Interim Measures, the Custodian Guidelines, the Disclosure Guidelines, Circular 57, Circular 141, the Inspection Notice, the Compliance Checklist, Circular 175 and Circular 83, there are certain other rules, laws and regulations relevant or applicable to the online consumer finance industry, including the PRC Civil Code, and related judicial interpretations promulgated by the Supreme People’s Court. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Loans between Individuals.” The overall regulatory conditions in China would affect our business and financial condition.

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

We started to facilitate investment products to individual investors in China in August 2014 and commenced our loan facilitation business in July 2015 and thus have a limited operating history. We have limited experience in most aspects of our business operations, such as loan product offerings, data-driven credit assessment and development of long-term relationships with borrowers, investors and institutional funding partners. We seek to expand the base of prospective borrowers that we serve, which may result in higher delinquency rates of transactions facilitated by us. The delinquency rate for all outstanding loans on our platform that were 31-60 days past due decreased from 2.40% as of December 31, 2019 to 0.79% as of December 31, 2020. In addition, our ability to continuously attract low-cost funding sources is also critical to our business. For example, we have completely ceased accepting funding to our loan products from individual investors since the end of 2019, and currently our primary funding source is our institutional funding partners. As our business develops or in response to competition and regulation, we may continue to introduce new loan products, make adjustments to our existing loan products and our proprietary credit assessment model, or make adjustments to our business operation in general. For example, our product mix changed since our launch of Xiaoying Card Loan in December 2016. In 2016, 0.9% of our total loan facilitation amount were Xiaoying Card Loan, while in 2018, 2019 and 2020, such proportion was 70.5%, 70.2% and 80.3%, respectively. We also have continuously introduced new products almost every year. Any significant change to our business model not achieving expected results may have a material adverse impact on our financial condition and results of operations. Our historical financials during the limited operating history are not indicative of our future trends. As a result, it is difficult to effectively assess our future prospects.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our limited operating history. These risks and challenges include, among other things, our ability to:

•                  offer personalized and competitive products and services;

•                  increase the utilization of our products and services by existing borrowers and institutional funding partners as well as new borrowers and institutional funding partners;

•                  offer attractive service fee rates while driving growth in size and profitability of our business;

•                  maintain low delinquency rates of loans facilitated by us;

•                  develop sufficient, diversified, cost-efficient and reputable funding sources;

•                  maintain and enhance our relationships with our institutional funding partners;

•                  broaden our prospective borrower base;

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

We operate in the online consumer finance industry, a new and evolving industry. Negative publicity about this industry and the market segment may arise from time to time. Negative publicity about China’s consumer finance industry in general may also have a negative impact on our reputation, regardless of whether or not we have engaged in any inappropriate activities. The PRC government has recently instituted specific rules to develop a more transparent regulatory environment for the online consumer finance industry. Any players in China’s online consumer finance industry who are not in compliance with these regulations may adversely impact the reputation of the industry as a whole. Negative developments in the consumer finance industry, such as widespread user defaults, fraudulent behavior, the closure of other online consumer finance platforms, or incidents indirectly resulting from the accumulation of large amounts of debt and inability to repay by any particular borrower, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by market players in the consumer finance industry. Moreover, in the ordinary course of our business, we may need to bring lawsuits against certain borrowers for delinquent loans. If courts do not support our claims, such legal proceedings may also negative impact our reputation and brand image. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

The service fees we charge borrowers may decline in the future due to factors beyond our control and any material decrease in such service fees could harm our business, financial condition and results of operations.

We generated our revenues from service fees we charged borrowers or institutional funding partners. Any material decrease in our service fees would have a substantial impact on our revenues and profitability. In the event that the amount of service fees we collect from borrowers or institutional funding partners for loans we facilitate decrease significantly in the future, our business, financial condition and results of operations will be harmed. The level of service fees we collect from borrowers or institutional funding partners may also be affected by a variety of factors, including our borrowers’ creditworthiness and ability to repay, the competitive landscape of our industry, our access to funding sources of loans we facilitate and regulatory requirements. Our service fees may also be affected by changes in our product and service mix and changes to our borrower engagement initiatives. Our competitors may also offer more attractive fees, which may require us to reduce our service fees to compete effectively. Certain consumer financing solutions offered by traditional financial institutions may provide lower fees than our service fees. Although we do not believe such consumer financing solutions currently compete with our products or target the same underserved consumers in China, such traditional financial institutions may decide to do so in the future, which may have a material adverse effect as to the service fees that we will be able to charge borrowers or institutional funding partners.

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

Our service fees, to the extent that they are fully or partially deemed as loan interest, may also be subject to the restrictions on interest rates as specified in applicable rules on private lending. Pursuant to the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court on August 6, 2015 (as amended on August 19, 2020), or the Private Lending Judicial Interpretations, if the services fees that we charge borrowers are considered as loan interest and we are deemed as a lender, and if the sum of the annual interest that lenders charge and our service fees exceed 36%, the portion of the service fees that exceeds the 36% limit is invalid, and even if the borrower has paid the portion of the service fees that exceeds the 36% limit, such borrower may request us to refund the portion of the service fees that exceeds the 36% limit and the PRC courts will uphold such request. In accordance with Circular 141, the overall cost of loans, including the loan interest and other forms of fees charged by the institutions shall be included in an overall annualized interest rate and conform to the restrictions on interest rates as specified in applicable rules on private lending. The Compliance Checklist further specifies that interests and fees collected by any third party collaborator or charged offline shall form part of an overall annualized interest rate. In addition, the online lending information intermediary is also prohibited to deduct loan interest, service fees, administrative fee and deposit from a loan principal in advance. In 2017, the upfront service fees we deducted as prohibited by the Circular 141 and the Compliance Checklist amount to RMB405 million, representing 13.4% of the total consideration paid by borrowers during the same period. We have ceased deducting any service fees from a loan principal in advance and have complied with applicable regulatory requirements since December 7, 2017. On August 19, 2020, the Private Lending Judicial Interpretations was amended by the Supreme People’s Court, where a lender claims that corresponding borrower shall pay interest as per the interest rate contractually stipulated, relevant people’s court shall uphold such claim, except where the interest rate agreed on by both parties concerned exceeds four times the loan prime rate (“LPR”), for one-year loan when the contract is concluded. “LPR for one-year loan” refers to the LPR for one-year loan to be published on a monthly basis by the National Interbank Funding Center authorized by the People’s Bank of China as of August 20, 2019. On December 29, 2020, the Supreme People’s Court issued the Official Reply of the Supreme People’s Court to the Issues concerning the Scope of Application of the New Judicial Interpretation on Private Lending, or the Official Reply. According to the Private Lending Judicial Interpretations and the Official Reply, for financial institutions and branches engaging in loan business and established upon the approval of the financial regulatory authorities, including but not limited to microcredit company, Private Lending Judicial Interpretations shall not apply to disputes caused by granting loans and relevant financial business. Therefore, currently, there is no clear regulatory guidance on the loan interest ceiling for the loans between the borrowers and the institutional partners.

On March 31, 2021, PBOC issued Announcement 2021 No. 3, or the Announcement 3, to clarify the calculation methodology of annual loan interest rate. Annual loan interest rate shall be the ratio, on an annualized basis, of all the loan-related costs charged on the borrower to the loan principal actually occupied. However, the Announcement 3 does not further interpret the constitution of the costs directly related to the loan.  The calculation method is not clearly defined, and we are not sure whether our APR calculation method has fully complied with the regulatory requirements.

None of the loans we facilitated in 2020, had an annualized fee rate exceeding 36%. We have reduced our annualized fee rates of all products which exceeded the 36% limit and have complied with applicable regulatory requirements since December 7, 2017. The annualized fee rates of all new loans that we facilitated since December 7, 2017 are below 36%. As a result, we do not believe that our current service fees and various other fees charged from our borrowers violate these provisions. However, due to the lack of the specific and clear regulatory guidance on the loan interest ceiling and the calculation method, if our current fee level is deemed to be excessive or constitutes usurious loans under any existing or future relevant PRC laws, regulations and rules, parts or all of the fees we collected may be ruled as invalid by the PRC courts, and we may face, among others, regulatory warning, correction order, or be required to reduce the fees and annual interest rate we charge our borrowers. In addition, any future changes on APR ceiling may affect our profitability. If such situations were to occur, our business, financial condition, results of operations and prospects would be materially and adversely affected.

We face competition in the online consumer finance industry, and, if we do not compete effectively, our results of operations could be harmed.

The online consumer finance industry in China is highly competitive, and we compete with other sizable online consumer lending marketplaces with a focus on prime borrowers. We also compete with other financial products and companies that attract borrowers, investors, or institutional funding partners. Our competitors may operate different business models, have different cost structures or selectively participate in different market segments. They may ultimately be proven more successful or more adaptable to consumer demand and new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technological, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their product and services offerings. Our competitors may also have longer operating history, more extensive user bases, greater brand recognition and brand loyalty and broader relationships with business partners. Additionally, a current or potential competitor may acquire, or form strategic alliances with, one or more of our competitors. Our competitors may be better at satisfying user demand by developing tailored products, offering attractive service fees, strengthening risk management capabilities, introducing more advanced and effective data analytics technologies, obtaining funding sources at more favorable rates and undertaking more extensive and effective marketing campaigns. Furthermore, more players may enter this market and increase the level of competition. In face of such competition, in order to grow or maintain the amount of loans facilitated to borrowers, we may have to lower our service fees, which could materially and adversely affect our business and results of operations. If we are unable to compete with such companies and meet the need for innovation in our industry, the demand for our products or services could stagnate or substantially decline, which could harm our business and results of operations.

If we are unable to maintain or increase the amount of loans we facilitate or if we are unable to retain existing borrowers or attract new borrowers, our business and results of operations will be adversely affected.

The amount of loans facilitated through our platform was RMB36,913 million in 2018, RMB39,441 million in 2019 and RMB29,676 million in 2020. To maintain and increase the amount of loans we facilitate, we must continue to engage our existing borrowers and attract new borrowers, which may be affected by several factors, including our brand recognition and reputation, our products and services offered, our efficiency in engaging prospective borrowers, our ability to convert registered users to borrowers, the effectiveness of our credit analysis and risk management system, our ability to secure sufficient and cost-efficient funding, the service fees we charge borrowers, our borrower experience, the PRC regulatory environment governing our industry and the macroeconomic environment. For example, although we do not believe any of the loan products we currently facilitate is explicitly prohibited in accordance with the requirements under Circular 141 and Circular 57, we have taken rectification measures, including adjusting the annualized fee rates not to exceed 36% and ceasing deducting service fees from a loan principal in advance, to better comply with the applicable requirements.

In addition, we currently collaborate with 179 channel partners to obtain borrowers for our various loan products. In 2019 and 2020, approximately 65% and 68.5% of our active borrowers for Xiaoying Card Loan were engaged through our channel partners. If these channels become less effective or less efficient, if we are unable to continue to use these channels or work with less channel partners, or if we cannot expand our business partner base or work with more business partners, we may not be able to acquire and engage new and existing borrowers efficiently. In addition, we may also impose more stringent borrower qualifications to ensure the quality of the loans we facilitate, which may negatively affect the amount of loans we facilitate. If we are unable to attract borrowers or if borrowers do not continue to use our products and services, we may be unable to increase our amount of loans facilitated and corresponding revenues, and our business and results of operations may be materially and adversely affected.

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

On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization (the “WHO”) declared the COVID-19 coronavirus outbreak a public health emergency of international concern and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. Our results of operations have been adversely affected by the COVID-19 which harms the Chinese and global economy in general. Our borrowers have been negatively impacted by COVID-19, including healthcare, travel, offline education, franchising, auto/transportation and real estate/home furnishing sectors, may reduce their liquidity to repay the loans, which may materially adversely impact our loan performance, especially during the first half year of 2020. The loan facilitation amount also decreased as our institutional funding partners adjusted their strategies due to pessimistic expectations and we took a more stringent risk policy to address COVID-19 impact. Our delinquency rates for all outstanding loans that are past due for 31-90 days and 91-180 days as of June 30, 2020 were 3.53% and 9.44%, respectively, compared with 6.71% and 7.12%, respectively, as of March 31, 2020, and 4.05% and 5.11%, respectively, as of December 31, 2019. Loans that are delinquent for more than 180 days are excluded in the calculation of delinquency rate by balance, except for Xiaoying Housing Loan. In the early onset of the third quarter, our business was already on track for a steady recovery. In July, our total loan facilitation amount was back to the level in January 2020 before COVID-19, and so were the delinquency rates for outstanding loans. Our delinquency rates for all outstanding loans that are past due for 31-90 days and 91-180 days as of September 30, 2020 were 2.13% and 4.62%, respectively, and further dropped to 1.50% and 2.53%, respectively, as of December 31,2020. However, the potential impact brought by and the duration of the COVID-19 outbreak are difficult to assess or predict and the full impact of the virus on our operations will depend on many factors beyond our control. While it is unknown how long these conditions will last and what the complete financial effect will be to our company, we are closely monitoring its impact on us. Our business, results of operations, financial conditions and prospects could be materially adversely affected to the extent that COVID-19 harms the Chinese and global economy in general, and the trading price of our ADSs may be adversely affected.

Our platform requires adequate funding and access to adequate lending capital on terms acceptable to us cannot be assured.

Our business involves matching of borrowers and funding sources for loans. The growth and success of our future operations depend on the availability of adequate funding to meet borrower demand for loans facilitated on our platform. In 2020, 4.7% of the total funding for loans we facilitated were provided by individual investors, and 95.3% were provided by institutional funding partners. In order to maintain the requisite level of funding for the loans we facilitate to meet borrower demand, we will need to optimize the investor funding composition of our platform and establish long-term collaboration with our institutional funding partners.

However, our cooperation with banking financial institutions may be subject to restrictions stipulated under Circular 141, according to which banking financial institutions shall not receive credit enhancement services offered by any third party that lacks qualifications to provide guarantee, and shall ensure that such third party does not charge fees from borrowers. Under our existing cooperation model with banking financial institutions prior to the promulgation of Circular 141, some of our entities lacking the qualifications to provide guarantee also provide guarantee to certain funding arrangements with banking financial institutions. As a result, our banking financial institution partners may cease our cooperation under such existing business model, which may adversely affect our funding capabilities. In light of this regulatory development, we have reviewed and adjusted our cooperation with banking financial institution partners, such as suspending certain cooperation, to better comply with the regulatory requirements. We ceased the online intermediary model in April 2017. The online intermediary model refers to the initial provision of loans to P2P borrowers using our own funds through an intermediary and subsequent sale of such loans to P2P lenders by us. We gradually reduced the volume of loans facilitated through the offline intermediary model with funding from banking financial institution partners after December 31, 2017 due to regulatory requirement and completely ceased such operations in February 2018. The offline intermediary model refers to the initial provision of loans to borrowers on our platform using our own funds through an intermediary and subsequent sale of such loans to institutional funding partners. We cannot assure you, however, that we will be able to adopt a compliant business model vis-à-vis institutional funding partners in a timely manner, or at all, or that such business model will be sufficiently viable, which in turn may adversely affect our ability to obtain adequate funding to grow our business.

Beginning from late 2018, the local PRC governments gradually slowed down its acceptance and review of the application for the registration as an online lending information intermediary as required under the Interim Measures. We made a gradual shift with respect to funding sources from individual investors to institutional funding partners since early 2019 in response to the enhanced regulatory restrictions in the online consumer financing industry. In late December 2019, the government began to implement a regulatory policy encouraging companies that previously applied for the online lending information intermediary registration to obtain an online microcredit company permit instead. This change in policy has an implication that we will be no longer legally allowed to provide intermediary service to individual investors directly. At the end of 2019, we ceased funding our loan products from our individual investors through Xiaoying Wealth Management platform. We actively expanded institutional funding, such as banks, trust funds, and microcredit companies, and achieved 100% institutional funding for the new loans facilitated by the end of the second quarter of 2020.

If the provision of services by financial institutional cooperators, such as insurance company and financing guarantee companies, becomes limited, restricted, or is rendered less effective or more expensive, our business may be materially and adversely affected.

54.36% of the total loan facilitation amount we facilitated in 2020 were covered by the credit insurance products provided by ZhongAn. We also collaborate with various third-party financing guarantee companies who provide guarantee services to protect investors and institutional funding partners from losses.  See “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with Financial institutional cooperators.” Although we have entered into a series of agreements relating to our ongoing business cooperation and service arrangement with ZhongAn and other financial institutional cooperators, we cannot assure you that the provisions of services provided by such financial institutional cooperators will be renewed upon expiration of the agreements or continue to remain at the same level or on more favorable terms in the future. If any of such financial institutional cooperators ceases business collaboration with us, it may adversely affect our relationship with our users and institutional funding partners.

In addition, given that Shenzhen Xiaoying and Shenzhen Tangren are both our consolidated VIEs, while we believe our past and current cooperation model with our financial institutional cooperators does not violate any prohibitive rules relating to Online Lending Information Services, including among others, provisions under the Interim Measures that prohibit providing any guarantee to lenders directly or in a disguised form by online lending information intermediaries or provisions under Circular 57 that prohibit setting aside risk reserve funds by online lending information intermediaries to protect investors against default, we cannot assure you that the regulators would hold the same view as ours. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Online Lending Information.” If our agreements with financial institutional cooperators were terminated or to be altered to our disadvantage, our business, results of operations and financial condition will be materially and adversely affected.

The protections offered by our financial institutional cooperators on our loan products significantly enhance the confidence of our institutional funding partners. In addition to those protections, Shenzhen Tangren, our consolidated VIE with the financing guarantee license, currently provides a guarantee for certain loan products we facilitate. When in the event of default, Shenzhen Tangren will compensate those financial institutional cooperators for their payout amount to our investors in accordance with the agreements; however, Shenzhen Tangren’s compensation obligation shall not exceed the financial guarantee service fees collectible by Shenzhen Tangren from all the borrowers for such loans. See also “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Loan Performance—Delinquency Rate by Vintage” for further information. We may consider introducing other funding protection arrangements to our financial institutional cooperators or institutional funding. We cannot assure you that new arrangements would be perceived by them, which may have adverse impact on our business operations. If our financial institutional cooperators cease business collaboration with us, it may adversely affect our relationship with our institutional funding partners, who view on the protection offered by our financial institutional cooperators with importance.

We cannot assure you that our financial institutional cooperator will continue to provide its insurance or guarantee decision opinion, which is based on its credit analysis model, leveraging its resources and access to various databases, including PBOC CRC that is only available to licensed financial institutions. We are working with other partners with financial license on co-developing risk management capabilities. The denial of access to their insurance or guarantee decision opinion may materially and adversely impact our ability to assess the creditworthiness of prospective borrowers in the future. Any deterioration in our risk assessment capabilities may adversely affect the quality of transactions that we facilitate and we may experience higher delinquency rates, which may materially and adversely affect our business, results of operations and financial condition.

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

We have cooperated with ZhongAn to develop credit insurance products to secure insurance protection for 54.36% of the total loan facilitation amount we facilitated in 2020. If ZhongAn is unable to continue to provide the credit insurance with same terms and conditions, we may not be able to remain adequate credit insurance for our loan products as before, or may have to incur additional cost in purchasing such insurance from ZhongAn or other insurance companies. If we are unable to obtain adequate credit insurance for our loan products under terms or conditions acceptable to us, our business, financial condition and results of operations would be materially and adversely affected.

We may be deemed to operate financing guarantee business by the PRC regulatory authorities.

The State Council promulgated the Regulations on the Supervision and Administration of Financing Guarantee Companies, or Financing Guarantee Rules, on August 2, 2017, which became effective on October 1, 2017. Pursuant to the Financing Guarantee Rules, “financing guarantee” refers to the activities in which guarantors provide guarantee to the guaranteed parties as to loans, bonds or other types of debt financing, and “financing guarantee companies” refer to companies legally established and operating financing guarantee business. According to the Financing Guarantee Rules, the establishment of financing guarantee companies shall be subject to the approval by the competent government department, and unless otherwise stipulated by the state, no entity may operate financing guarantee business without such approval. If any entity violates these regulations and operates financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines ranging from RMB500,000 to RMB1,000,000, confiscation of illegal gains if any, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the law. We have cooperated with banks, trust companies, and other institutional funding partners who funded the loans for our borrowers. See “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with Financial Institutional Cooperators.” Under our current business model, some of our entities lacking the qualifications to provide financing guarantee are obligated to repay certain institutional funding partners the full overdue amount in case the borrowers fail to repay, or purchase the creditor’s rights of the underlying loan from certain institutional funding partners under certain circumstances.

In addition, prior to September 2017, we, at our sole discretion, paid ZhongAn for a majority of the loan principal and interest default but have not been subsequently collected through some of our entities lacking qualifications to provide financing guarantee. See “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with Financial Institutional Cooperators.” In 2020, certain amount of deposits paid by Shenzhen Tangren to one of our institutional cooperators was actually provided by Shenzhen Xiaoying Puhui Technology Co., Ltd., a directly wholly owned subsidiary of Beijing WFOE, which were used to compensate for such institutional cooperator’s loss for the amount it had paid under investors’ claims arising from borrowers’ default to repay loans. Due to the lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Rules is unclear. It is uncertain whether we would be deemed to operate financing guarantee business because of our cooperation model with ZhongAn and other financial institutional cooperators, and our current arrangements with banks, trust companies and other institutional funding partners. As of the date of this annual report, we have not been subject to any fines or other penalties under any PRC laws or regulations related to financing guarantee business. Furthermore, given Shenzhen Xiaoying and Shenzhen Tangren are both our consolidated VIEs, while we believe our past and current cooperation model with ZhongAn and other financial institutional cooperators does not constitute providing any guarantee to lenders directly or in a disguised form by online lending information intermediary under Interim Measures or under Circular 57, we cannot assure you that the regulators would hold the same view as ours. Given the evolving regulatory environment of the financing guarantee business, we cannot assure you that we will not be subject to any fines, penalties or other liabilities, or be required in the future by the relevant governmental authorities to obtain approval or license for financing guarantee business to continue our collaboration with banks, trust companies and other institutional funding partners. If we are required to amend the current model or are no longer able to collaborate with banks, trust companies or other institutional funding partners at all, or become subject to penalties, our business, financial condition, results of operations and prospects could be materially and adversely affected.

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

We offer our products and services based on risk assessment conducted by our proprietary credit analysis and risk management system, which is strengthened by our financial institutional cooperators’ insurance or guarantee decision opinion based on their credit analysis models. Our system uses machine learning and modeling techniques to analyze transaction and repayment data from loans that we facilitated and data from applicants and other third-party sources. Even though we have accumulated a large amount of applicant data and extensive credit analysis experience to perform risk management analysis in our system, our credit analysis and risk management system may not be continuously effective as we continue to increase the amount of loans we facilitate, expand our borrower base and broaden our funding channels in the future. If our credit analysis model contains inaccurate assumptions or inefficiencies through model updates, or if the credit data and analysis we obtain are inaccurate or outdated, our credit analysis could be negatively affected, resulting in inaccurate decision.

If we are unable to effectively and accurately assess the credit profiles of applicants based on their credit profiles, we may either be unable to offer attractive service fee rates and products and services to borrowers, or unable to maintain low delinquency rates for loans we facilitate or to attract investors and institutional funding partners. In addition, our credit analysis may not be able to provide more predictive assessments of future borrower behavior and result in better evaluation of our borrower base as compared to our competitors. Furthermore, our risk management model and system may not optimally protect our business against systemic risk. If our proprietary credit analysis and risk management system fails to perform effectively, our business, liquidity and results of operations may be materially and adversely affected.

If we are unable to maintain low delinquency rates for transactions facilitated by us, our business and results of operations may be materially and adversely affected. Further, historical delinquency rates may not be indicative of future results.

Our investors and institutional funding partners may experience losses due to borrower defaults. The delinquency rate for all outstanding loans on our platform that were 31-60 days past due decreased from 2.40% as of December 31, 2019 to 0.79% as of December 31, 2020.

Our ability to attract and retain borrowers, investors and institutional funding partners is significantly dependent on our ability to effectively assess a borrower’s credit profile and maintain low delinquency rates. To conduct this assessment, we have employed a series of procedures and developed a proprietary credit assessment and decisioning model. Our credit scoring model aggregates and analyzes the personal information submitted by a prospective borrower as well as the data we collect from a number of internal and external sources, and then generates a credit assessment result for the prospective borrower. If our credit scoring model contains programming or other errors or the information provided by borrowers or third parties is incorrect or stale, our loan pricing and approval process could be negatively affected, resulting in misclassified loans or incorrect approvals or denials of loans. If we are unable to effectively and accurately assess the credit profiles of borrowers, we may be unable to maintain low delinquency rates of loans facilitated by our platform.

If widespread defaults were to occur, investors and institutional funding partners may lose confidence in our platform and our financial institutional cooperators may cease business collaboration with us or increase their fees collectible from new borrowers or raise some unfavorable terms in the future, which may materially and adversely affect our business and results of operations. We are required to pay deposits to those financial institutional cooperators and the amount of deposit is separately agreed with each institutional cooperator. In 2020, we witnessed an increase in borrowers’ defaulting rates. To maintain the collaborative relationship with one of our financial institutional cooperators and to avoid any material adverse impact on our current business model and future transaction cost, we used deposits amounting to RMB970.0 million to compensate for such institutional cooperator’s loss for the amount it had paid under investors’ claims arising from borrowers’ default to repay loans. We have been expanding cooperation relationships with various financial institutional cooperators to reduce our risk of heavy dependency on certain financial institutional cooperators.

Furthermore, under New ZhongAn Model, for most Xiaoying Card Loans newly facilitated since September 2017 and certain Xiaoying Revolving Loans that are repaid in installments by borrowers, we negotiate the upper limit of Shenzhen Tangren’s compensation obligation prospectively at each quarter with ZhongAn based on the expected default rate. Starting from 2020, we enter into a series of arrangements with various external financing guarantee companies, which is similar to “New ZhongAn Model”. The portion that we are obligated to pay to those financial institutional cooperators but are not expected to be collected from the borrowers due to the estimated default or prepayment risk in relation to the guarantee fee is recorded in the change in fair value of financial guarantee derivative. Moreover, if the total amount of the compensation paid by those financial institutional cooperators to the insured investors or institutional funding partners exceeds the expected maximum payout amount for certain period, they are entitled to increase their fees collectible from new borrowers, which would impact our results of operations in the event we are unable to pass on such increase to new borrowers. In addition, when the delinquency rates of our loan products increase, we may also need to increase the guarantee fees that we are entitled from new borrowers. In the event we are not able to raise the APR to capture such increase in guarantee fees, our results of operations would be adversely affected. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Loan Performance—Delinquency Rate by Vintage” and “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with Financial Institutional Cooperators —Credit Insurance and Guarantee Services” for more details. Therefore, if we are unable to maintain low delinquency rates for transactions we facilitated, our business and results of operations may be materially and adversely affected.

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

We conduct data screening to detect inaccurate information and improve the quality of the data input for our credit analysis model. However, our data screening and anti-fraud systems may be insufficient to accurately detect inaccurate and fraudulent information. Such inaccurate or fraudulent information could compromise the accuracy of our credit analysis and adversely affect the effectiveness of our control over our delinquency rates. We may not be able to recoup funds underlying loans made in connection with inaccurate or fraudulent data, which may materially and adversely affect our results of operations. To better assess a borrower’s creditworthiness, we consult our institutional cooperators for their credit analysis and cooperate with third-party credit agencies and databases for credit data of borrowers. However, due to the underdevelopment of an industry-wide information sharing arrangement, we are unable to determine whether applicants have outstanding loans through other online lending platforms at the time when they obtain a loan from us or the aggregate amount borrowed by a borrower through our platform and other online lending platforms. This creates the risk that a borrower may borrow money through us in order to pay off loans on other online lending platforms and vice versa. The additional debt may adversely affect the borrower’s creditworthiness generally, and could result in the financial distress or insolvency of the borrower, impairing the borrower’s ability to repay the loan and the investor and institutional funding partner’s ability to receive repayment of such loan. In addition, if a borrower incurs debt on other online lending platforms in order to repay our loans, the borrower’s ability to repay such loans is limited by the availability of funding sources subject to factors beyond the borrower’s control, which may adversely affect our results of operations. For example, the release of Circular 141 and Circular 57 in December 2017 tightened industry regulations and resulted in an unexpected short-term volatility of borrower credit performance across our industry. Online lending platforms have ceased extending “cash loans” with the four characteristics as defined under Circular 141 and a number of online lending platforms significantly altered their business models or suspended operations altogether. The impact is relatively more acute on products with short term and small loan balance, such as Xiaoying Card Loans, as borrowers previously used to be able to easily borrow from other online lending platforms to fund their repayment. The release of Circular 141 and Circular 57 led to liquidity shortage for certain borrowers who relied on other lending platforms to repay Xiaoying Card Loans.

In addition, a significant increase in fraudulent activities could negatively impact our brand name and reputation, discourage investors and institutional funding partners from investing in loans on our platform, reduce the amount of loans facilitated to borrowers and make it necessary to take additional steps to reduce fraud risk, which could increase our costs. High profile fraudulent activities could even lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs.

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

In addition, the Telecommunications Regulations promulgated by the State Council and its related implementation rules, including a catalog issued by the Ministry of Industry and Information Technology, or MIIT, categorize various types of value-added telecommunications services. Under the Telecommunications Regulations, e-commerce operator may be required to obtained an online data processing and transaction processing license, or ODPTP license. Our online shopping mall may be required to obtain ODPTP license.

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

•                  our existing products and services may cease to be popular among current borrowers and institutional funding partners or prove to be unattractive to prospective borrowers and institutional funding partners;

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

Enhancing the recognition and maintaining the reputation of our brand is critical to the current performance and future growth of our business and competitiveness, since this initiative affects our ability to better attract and serve consumers and to maintain and expand our relationship with institutional funding partners. Factors that are vital to this objective include our ability to:

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

Our business of connecting investors and intuitional funding partners with individual borrowers constitutes an intermediary service, and our contracts with investors, institutional funding partners and borrowers are intermediation contracts under the PRC Civil Code. Under the PRC Civil Code, an intermediary that intentionally conceals any material information or provides false information in connection with the conclusion of an intermediation contract, which results in harm to the client’s interests may not claim for any service fee for its intermediary services, and is liable for any damage incurred by the client. Therefore, if we fail to provide material information to investors and institutional funding partners and are found to be at fault for failure or deemed failure to exercise proper care, or to conduct adequate information verification or supervision, we could be subject to liabilities as an intermediary under the PRC Civil Code. In addition, the Interim Measures and the Inspection Notice have imposed on online lending information intermediaries, including us, additional obligations to verify the truthfulness of the information provided by or in relation to loan applicants and to actively detect fraud, conduct risk evaluation of lenders, categorize lenders and disclose the risk information on borrowers to the lenders. We leverage a large database of past fraud accounts information and sophisticated rule-based detection technology in detecting fraudulent behaviors. Based on new data collected and fraudulent behaviors detected during our daily business operations, we update our database on a monthly basis. As the Interim Measures are relatively new, it is still unclear to what extent online lending information intermediaries should exercise care in detecting fraud. Although we believe that as an information intermediary, we should not bear the credit risk for investors and institutional funding partners as long as we take reasonable measures to detect fraudulent behaviors, we cannot assure you that we would not be subject to any liabilities under the Interim Measures if we fail to detect any fraudulent behavior. If that were to occur, our results of operations and financial condition could be materially and adversely affected.

We may face regulatory risk as we indirectly charge our borrowers in the manner that our borrowers are not aware

Our consolidated VIE, Shenzhen Tangren, and third party financing guarantee companies that we cooperate provide guarantee for a number of loans if our borrowers fail to repay. The financing guarantee companies that we cooperate charge borrowers a guarantee fee, a portion of which will be subsequently paid to us by the financing guarantee companies as the service fee for the intermediary service we provide. Shenzhen Tangren charge borrowers an evaluation service fee, which will be allocated to us as the service fee as well. The Announcement 3 states that all institutions engaged in loan business shall display annual loan interest rate to borrowers in an obvious way when marketing through websites, mobile applications, posters and other channels and that the annual loan interest rate shall be the ratio, on an annualized basis, of all the loan-related costs charged on the borrower to the loan principal actually occupied. According to the Interim Measures, an online lending information intermediary shall agree with lenders and borrowers on the service fee standards and payment. However, our borrowers are not aware of the fact that we actually charge service fees and the manner in which such fees are charged. Therefore, our business practices and the way we collect service fees may be considered by the regulatory authorities as a violation of regulations and we may be subject to administrative penalties. If we were imposed penalties or forced to adjust the way by which we charge fees, there will be an adverse impact on our business, financial condition, and operating results.

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

In the past, we initially provided credit using our own funds to our borrowers and subsequently sold the loans including the creditor’s rights in the loans to investors on our P2P platform or to institutional funding partners. We completely ceased such practices with investors on our P2P platform in April 2017. We also gradually reduced such practices with banking financial institution partners after December 31, 2017 and completely ceased such practices in February 2018. In our current operation model, certain loans are initially advanced by unaffiliated third parties who will subsequently transfer such loans to us. We, as the intermediary, will when transfer such loans to third parties. Although we do not have the intention to retain the loans at the outset, due to the more stringent regulatory measures, the loan transfers in the market have been less active since 2019, which makes us unable to sell the loans immediately or within a short timeframe after the acquisition of such loans. While we do not believe that such acquired loans from existing lenders are prohibited under the Interim Measures, we cannot assure you that such practice would not be deemed by the PRC authorities as illegal provision of loans to the general public or illegally granting loans without the PBOC’s permit, which are prohibited by relevant PRC laws and regulations. If such practices were found to violate the Interim Measures or other relevant PRC laws and regulations, we might be subject to fines, penalties or other liabilities, which could materially and adversely affect our business, financial condition and prospects.

Beginning from late 2018, the local PRC governments gradually slowed down its acceptance and review of the application for the registration as an online lending information intermediary as required under the Interim Measures. We made a gradual shift with respect to funding sources from individual investors to institutional funding partners since early 2019 in response to the enhanced regulatory restrictions in the online consumer financing industry. In late December 2019, the government began to implement a regulatory policy encouraging companies that previously applied for the online lending information intermediary registration to obtain an online microcredit company permit instead. This change in policy has an implication that we will be no longer legally allowed to provide intermediary service to individual investors directly. At the end of 2019, we ceased funding our loan products from our individual investors through Xiaoying Wealth Management platform. We actively expanded institutional funding, such as banks, trust funds, and microcredit companies, and achieved 100% institutional funding for the new loans facilitated by the end of the second quarter of 2020.

We are subject to risks associated with other parties with which we collaborate. If we cannot effectively cooperate with such other parties or if such other parties fail to perform or provide reliable or satisfactory services, our business, financial condition and results of operations may be materially and adversely affected.

We collaborate certain third parties across various aspects of our business operation, including user acquisition partners, other institutions from which we obtain information for our credit assessment model and risk management system, guarantee providers for certain loans we facilitated and our cloud computing service provider.

These parties may not be able to provide accurate and complete data, sufficiently or timely perform guarantee obligations over the defaulted loans that we facilitated or provide satisfactory services to us, borrowers, investors and institutional funding partners on commercially acceptable terms or at all. Any failure by these parties to continue with good business operations, comply with applicable laws and regulations, in particular, the relevant laws and regulations in collecting and distribution personal information, or any negative publicity on these parties could damage our reputation, expose us to significant penalties and decrease our total revenues and profitability. Also, if we fail to retain existing or attract new quality parties to collaborate with, our ability to retain existing borrowers, investors and institutional funding partners, engage prospective borrowers, investors and institutional funding partners may be severely limited, which may have a material and adverse effect on our business, financial condition and results of operations. In addition, certain of these other parties that we collaborate with have access to our user data to a limited extent in order to provide their services. If these other parties engage in activities that are negligent, illegal or otherwise harmful to the trustworthiness and security of our products or system, including the leak or negligent use of data, or users are otherwise dissatisfied with their service quality, we could suffer reputational harm and experience a decrease in users, even if these activities are not related to, attributable to or caused by us.

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

The success of our business largely depends on our ability to provide a high-quality user experience, which in turn depends on factors such as: (i) our ability to estimate future borrowing requests from our users, (ii) our ability to continue to offer products and services at competitive service fee rates, (iii) our ability to provide a reliable and user-friendly mobile application user interface for users and our ability to further improve and streamline our online loan application and approval process. As of December 31, 2020, substantially all of the transactions were completed through our mobile application. If users are not satisfied with our level of service when we failed to provide sufficient loans to our users, or if our system is severely interrupted or otherwise fails to meet user requests, for example, the users have to wait for days to receive their loan application results or our mobile app is constantly disrupted due to system failure and breakdown, our reputation could be adversely affected and we could fail to maintain user loyalty.

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

In addition, we depend on our user service hotline and WeChat online user service center to provide certain services to our users. If our user service representatives fail to provide satisfactory service, or if waiting time is too long due to the high volume of calls from borrowers at peak times, our brands and user loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our user service may harm our brands and reputation and in turn cause us to lose users and market share. As a result, if we are unable to continue to maintain or enhance our user experience and provide a high quality user service, we may not be able to retain users or attract prospective users, which could have a material adverse effect on our business, financial condition and results of operations.

Failure to manage our liquidity and cash flows may materially and adversely affect our financial condition and results of operations.

We had positive cash flows from operating activities of RMB5.4 million and RMB600.6 million in 2018, 2019, respectively, and we had a negative cash flow from operating activities of RMB679.2 million (US$104.1 million) in 2020. We cannot guarantee that we will not have negative cash flows in the future. We collect the service fees on a monthly basis from the borrowers. Inability to collect payments from users, borrowers in particular, in a timely and sufficient manner may adversely affect our liquidity, financial condition and results of operations.

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

We primarily rely on word-of-mouth referral to build our business. Going forward, we intend to promote our brands through marketing. The effectiveness of our marketing efforts are critical to the successful promotion of our brands and our ability to attract borrowers, investors and institutional funding partners. Our efforts to build our brands may cause us to incur significant expenses. These efforts may not result in increased revenue in the immediate future. Even if they do, any increases in revenue may not offset the expenses incurred. If we fail to successfully promote and maintain our brands while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

Undetected errors or significant disruption in our IT system, including events beyond our control, could prevent us from offering our products and services, thereby reducing the attractiveness of our products and services and resulting in a loss of borrowers.

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

In addition, in the event of a system outage and physical data loss, our ability to provide products and services would be materially and adversely affected. The reliability, availability and satisfactory performance of our technology and our underlying network infrastructure are critical to our operations, user service, reputation and our ability to attract new and retain existing borrowers, investors and institutional funding partners. Our information technology systems infrastructure is currently deployed and our data is currently maintained on customized computing services in China. Our operations depend on the service provider’s ability to protect its and our systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or hackers’ attempts to harm our systems, criminal acts and other similar events. Moreover, if our arrangement with this service provider is terminated or if there is a lapse of service or damage to their facilities, we could experience interruptions in our service as well as delays and additional expense in providing products and services to our borrowers, investors and institutional funding partners.

Any interruptions or delays in our service, whether as a result of third-party error, our error, natural disasters or security breaches, whether willful or not, could harm our reputation and our relationships with borrowers, investors and institutional funding partners. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. We also may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing loan applications and other business operations, damage our brand name and reputation, divert our employees’ attention, reduce our revenue, subject us to liability and discourage users from using our products and services, any of which could adversely affect our business, financial condition and results of operations.

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

We also face indirect technology, cybersecurity and operational risk relating to the third parties upon whom we rely to facilitate or enable our business activities, including, among others, third-party online payment service providers who manage accounts for funds. Any cyber-attack, computer viruses, physical or electronic break-ins or similar disruptions of such third-party payment service providers could, among other things, adversely affect our ability to serve our users.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the year ended December 31, 2016 and 2017 and as of December 31, 2016 and 2017, we and our predecessor independent registered public accounting firm identified two “material weaknesses” in our internal control over financial reporting and other control deficiencies. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (1) our lack of sufficient skilled staff with U.S. GAAP knowledge and SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; and (2) our internal audit function is still in the process of establishing formal risk assessment process and internal control framework. In connection with the audits of our consolidated financial statements for the year ended December 31, 2019 and as of December 31, 2019, we and our successor independent registered public accounting firm identified two additional material weaknesses in our internal control over financing reporting. The two additional material weaknesses identified by us and our auditor related to: (1) the Company did not maintain effective controls over the accounting treatments of new business arrangements, including new Consolidated Trusts related arrangements; and (2) there was not adequate management oversight of accounting activities in relating to certain tax practices to conform to the U.S. GAAP. In connection with the audits of our consolidated financial statements for the year ended December 31, 2020 and as of December 31, 2020, we and our successor independent registered public accounting firm determined that three material weaknesses remain as of December 31, 2020, which related to (1) our lack of sufficient skilled staff with U.S. GAAP knowledge and SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; (2) our internal audit function is still in the process of establishing formal risk assessment process and internal control framework; and (3) there was not adequate management oversight of accounting activities in relating to certain tax practices to conform to the U.S. GAAP.

We are in the process of implementing a plan to address the material weaknesses, including: hiring skilled financial and accounting staff with U.S. GAAP and SEC reporting experience; providing relevant training to our accounting personnel and establishing internal audit function and audit committee with members who have an appropriate level of financial expertise to oversee our accounting and financial reporting process as well as our internal audit function. We have engaged an independent internal control advisor to assist us to establish the formal risk assessment process and internal control framework, and review the appropriateness and sufficiency of the process to identify and address risk of material misstatement related to U.S. GAAP reporting. We have set up a position, namely financial business partner, who is required to monitor the whole process of the conduct of business and has adequate experiences and qualifications to timely make professional judgements of the accounting treatment of new business arrangements. We have also formalized an accounting manual for the accounting treatment of Consolidation Trusts and required a timely review process from qualified reviewers. We have hired an experienced and qualified tax manager and provided tax related training to our accounting personnel. We have also taken other steps to strengthen our internal control over financial reporting, including formalizing a set of comprehensive U.S. GAAP accounting manual, formalizing risk assessment process and internal control framework. We will continue to implement measures to remediate our internal control deficiencies to comply with Section 404 of the Sarbanes Oxley Act. We expect that we will incur significant costs in the implementation of such measures. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ending December 31, 2020, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. As of the date of this annual report, progress has been made to remediate our internal control deficiencies and remediation measures are to be further implemented and executed. The material weaknesses will not be considered remediated until the applicable remedial processes and procedures have been in place for a sufficient period of time and management has concluded, through testing, that these controls are effective. Our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2020, due to the material weaknesses in internal control over financial reporting identified above. See “Item 15. Controls and Procedures.”

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

We have adopted and implemented various policies and procedures including internal controls and “know-your-customer” procedures, for preventing money laundering and terrorist financing. In addition, we rely on our institutional funding partners, payment service providers and funds custody bank, in particular the funds custody bank that handles the transfer of funds from lenders to borrowers, to have their own appropriate anti-money laundering policies and procedures. Our institutional funding partners may be subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the PBOC. We have adopted commercially reasonable procedures for monitoring our institutional funding partners and payment processors.

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

We may evaluate and consider strategic investments, combinations, acquisitions or alliances with other businesses or international expansion to further better serve borrowers and enhance our competitive position. These transactions could have a material impact on our financial condition and results of operations if consummated. Even if we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction, which may result in investment losses.  In addition, we made certain investments through nominee arrangements where we have appointed nominees as registered shareholders of certain investee companies, as we currently do not qualify under certain regulatory financial requirements to be registered as a shareholder of such investee companies. While we believe such investments and the nominee arrangements reflect the true intentions of us and the respective business partners, and are therefore legal and valid under PRC Civil Code, we cannot assure you that the PRC courts or other regulators would hold the same view as ours, and such investments may not have the same effect as direct shareholding ownership in the investee companies where our nominee shareholders may fail to perform their respective obligations under the nominee arrangements, such as, among others, to vote on the shareholders’ meetings per our instructions, or to transfer all dividends obtained from such companies to us on a timely manner.

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

•                  difficulties in retaining relationships with our platform users, employees and other partners of the acquired business;

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

Our business operations depend on the continued services of our senior management and key technology development personnel. In particular, Mr. Yue (Justin) Tang, our founder, Chairman and Chief Executive Officer, Mr. Shaoyong (Simon) Cheng, our president, Mr. Ding (Gardon) Gao, our co-founder and Chief Technology Officer, Mr. Frank Fuya Zheng, our Chief Financial Officer and Mr. Kan (Kent) Li, our Chief Risk Officer, are critical to the management of our business and operations and the development of our strategic direction. While we have provided different incentives to our management and key technology development personnel, we cannot assure you that we can continue to retain their services. If one or more of our key executives or key technology development personnel were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team and technology development team will not join our competitors or form a competing business. If any dispute arises between our current or former officers or key technology development personnel and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

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

We granted incentives and rewards to employees and executives under our share incentive plan. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of stock options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As of December 31, 2020, holders of our outstanding options and other equity incentives were entitled to purchase a total of 59,733,897 ordinary shares. As a result, we incurred share-based compensation expense of RMB80,140,138 (US$12,282,013) in during the year ended December 31, 2020. If we grant more options or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

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

The global macroeconomic environment is facing challenges, including the economic slowdown in the Eurozone since 2014, potential impact of the United Kingdom’s exit from the European Union on January 31, 2020, and the adverse impact on the global economies and financial markets as the COVID-19 outbreak evolved into a worldwide health crisis in 2020. The growth of the PRC economy has slowed down since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries and the trade disputes between the United States and China. The ongoing trade tensions between the United States and China may have tremendous negative impact on the economies of not merely the two countries concerned, but the global economy as a whole. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. If economic conditions deteriorate, we may face increased risk of default or delinquency of borrowers, which will result in lower returns or losses. In the event that the creditworthiness of our borrowers deteriorates or we cannot track the deterioration of their creditworthiness, the criteria we use for the analysis of borrower credit profiles may be rendered inaccurate, and our risk management system may be subsequently rendered ineffective. This in turn may lead to higher default rates and adverse impacts on our reputation, business, results of operations and financial positions.

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

The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than 50% equity interest in any PRC company engaging in value-added telecommunications businesses (except for e-commerce, domestic multi-party communication, store-and-forward and call center services). The primary foreign investor must also have operating experience and a good track record in providing value-added telecommunications services, or VATS, overseas.

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

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel is of the opinion that our current ownership structure of the VIEs, the contractual arrangements among our PRC subsidiaries, our consolidated VIEs and its subsidiaries are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect, except that the pledge of equity in Shenzhen Tangren, which holds a financial guarantee license, and the pledge of equity in Shenzhen Beier would not be deemed validly created until they are registered with the competent administration for market regulation, and we may not be able to register the pledge of equity in Shenzhen Tangren and the pledge of equity in Shenzhen Beier, in which case we must rely on the equity pledge agreement to enforce the pledge. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government authorities, such as the Ministry of Commerce, or the MOFCOM, the MIIT, or other authorities that regulate online consumer finance platforms and other participants in the telecommunications industry, would ultimately take a view that is consistent with the opinion of our PRC legal counsel or agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

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

Mr. Yue (Justin) Tang, our Chief Executive Officer, beneficially owns all of the Class B ordinary shares issued and outstanding, representing 31.58% of our total issued and outstanding share capital and 89.69% of our aggregate voting power as of March 31, 2021. As a result, he will have the ability to control or exert significant influence over important corporate matters and investors may be prevented from influencing important corporate matters involving our company that require approval of shareholders, including:

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

Contractual arrangements in relation to our variable interest entities, may be subject to scrutiny by the PRC tax authorities and they may determine that we, or our variable interest entities and their subsidiaries, owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law and regulations require enterprises that conduct related party transactions to prepare transfer pricing documentations to demonstrate the basis of determining the price, the computation methodology and detailed explanations. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles after they conducted tax inspection. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiaries, our variable interest entities and their shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust income of our variable interest entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our variable interest entities for PRC tax purposes, which could in turn increase their tax liabilities without reducing the tax expenses of our PRC subsidiaries. Please see Note 12 “Income taxes” to our audited consolidated financial statements. In addition, if a PRC subsidiary requests the shareholders of our variable interest entities to transfer their equity interests at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject the PRC subsidiary to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our variable interest entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially adversely affected if our variable interest entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

Our two subsidiaries and two VIEs received Notices on Tax Inspection and Notices of Obtaining Account Books and Information (together with the Notice on Tax Inspection, “the Inspection Notices”) issued by the First Inspection Bureau of the Shenzhen Municipal Taxation Bureau (“the First Inspection Bureau”) in 2020. However, the Inspection Notices do not provide reasons for the inspection, so that we are not sure why we are subject to the tax inspection. As of the date of this annual report, the First Inspection Bureau has not yet generated a final result to the tax inspection, we cannot ensure whether the result of the tax inspection will be detrimental to us.

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

Mr. Yue (Justin) Tang and Mr. Baoguo Zhu completed the SAFE registration pursuant to SAFE Circular 37. We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligations. Nevertheless, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiary to fines and legal sanctions. Such failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

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

The audit report included in this annual report was prepared by an auditor who is not inspected by the PCAOB, and as such, you are deprived of the benefits of such inspection. In addition, the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty, and we could be delisted if we are unable to meet the PCAOB inspection requirement in time.

Our auditor, the independent registered public accounting firm that issued the audit reports included elsewhere in this prospectus filed with the U.S. Securities and Exchange Commission, or SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with applicable professional standards. Our auditor is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In addition, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, former U.S. President Trump signed into law on December 18, 2020 the Holding Foreign Companies Accountable Act (HFCA Act), which requires the SEC to propose rules within 90 days after its enactment to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over the counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. On March 24, 2021, the SEC has adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the HFCA Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. Before any registrant will have to comply with the interim final amendments, however, the SEC must implement a process for identifying such a registrant. Thus, the SEC is currently seeking public comment on this identification process.

Consistent with the HFCA Act, the amendments will require any such identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant. As of the date of this annual report, the SEC is currently seeking public comment on these submission and disclosure requirements. The SEC staff is also currently assessing how best to implement other requirements of the HFCA Act, including the identification process and the trading prohibition requirements.

Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. It is unclear if and when any of such proposed legislations will be enacted. See “—We could be delisted if our auditor unable to meet the PCAOB inspection requirements in time. The delisting of our ADSs and inability to trade, or the threat thereof, may materially and adversely affect the value of your investment.”

We could be delisted if we are unable to meet the PCAOB inspection requirements in time. The delisting of our ADSs and inability to trade, or the threat thereof, may materially and adversely affect the value of your investment.

On December 18, 2020, the Holding Foreign Companies Accountable Act was enacted. In essence, the act requires the SEC to prohibit securities of any foreign companies from being listed on U.S. securities exchanges or traded “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. Our independent registered public accounting firm is located in and organized under the laws of the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, and therefore our auditors are not currently inspected by the PCAOB.

The enactment of the Holding Foreign Companies Accountable Act and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, and the market price of our ADSs could be materially adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditors in the next three years, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If our auditor is unable to meet the PCAOB inspection requirement in time, we could be delisted from the New York Stock Exchange and our ADSs will not be permitted for trading “over-the-counter” either. Such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

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

Sales of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline significantly. The total number of ordinary shares outstanding as of March 31, 2021 was 329,117,943 ordinary shares, comprised of 231,517,943 Class A ordinary shares and 97,600,000 Class B ordinary shares. All ADSs representing our ordinary shares will be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of the ADSs could decline significantly.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Cayman Companies Act and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Cayman Companies Act and the laws applicable to companies incorporated in the United States and their shareholders.

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

There is a significant risk that we were a passive foreign investment company, or PFIC, for 2020 and we may be a PFIC for the current or subsequent taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or our ordinary shares.

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the quarterly value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes interest (and income equivalent to interest), dividends, rents, royalties and gains from financial investments. Cash is generally a passive asset for these purposes. Goodwill (which may be determined by reference to the excess of the sum of the corporation’s market capitalization and liabilities over the value of its assets) is an active asset to the extent attributable to business activities that produce active income.

Due to the decrease in our market capitalization and uncertainties as to the proper classification of certain items of our income and assets for purposes of the PFIC rules, there is a significant risk that we were a PFIC for our 2020 taxable year. The proper application of the PFIC rules to us is not clear. For example, it is uncertain whether for purposes of the PFIC rules we should be treated as the owner of the Consolidated Trusts’ assets. Although such trusts are consolidated on our financial statements for accounting purposes, based on the manner in which we and the trusts currently operate and the nature of our rights and obligations with respect to the trusts, we believe it is reasonable to treat the trusts’ assets (to the extent not attributable to any investment by us in the trusts) as not owned by us for purposes of the PFIC rules, but there can be no assurance in this regard. If the trusts’ assets were treated as owned by us for PFIC purposes, we would be a PFIC for our 2020 taxable year. Moreover, the value of our goodwill for 2020 was not a positive amount and it is not entirely clear how the percentage of our active assets should be calculated in such circumstances, and to what extent certain assets shown on our balance sheet should be treated as active for purposes of determining our PFIC status. In addition, it is not entirely clear how the contractual arrangements between us and our VIEs will be treated for purposes of the PFIC rules. Because we exercise effective control over the operation of our VIEs and are entitled to substantially all of their income, we believe it is appropriate to treat the VIEs as owned by us for purposes of the PFIC rules. However, there can be no assurance in this regard and we may be a PFIC for any taxable year if our VIEs are not treated as owned by us for such purposes. For these reasons, there is a significant risk that we were a PFIC for our taxable 2020 year and that we will be a PFIC for our current and future taxable years.

If we are a PFIC for any taxable year during which a U.S. investor owns ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. For example, a U.S. investor may be subject to increased tax liabilities and generally will be subject to certain reporting requirements. See “Item 10. Additional Information—10.E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd., or Shenzhen Ying Zhong Tong, was incorporated in March 2014 and controlled by Mr. Yue (Justin) Tang. In August 2014, we, through Shenzhen Ying Zhong Tong, began to facilitate investment products to individual investors in China with a variety of terms and rates of return to meet the demand from individual investors. In July 2015, Shenzhen Ying Zhong Tong commenced loan facilitation business to facilitate loan products to borrowers who are underserved by the current traditional financial system in China. In October 2016, entities controlled by Mr. Yue (Justin) Tang, Mr. Baoguo Zhu and other investors incorporated Shenzhen Xiaoying Technology Co., Ltd., or Shenzhen Xiaoying. In December 2016, Shenzhen Xiaoying acquired all of the equity interest in Shenzhen Ying Zhong Tong. In December 2017, we underwent a restructuring in contemplation of our initial public offering. After such restructuring, the shareholders of Shenzhen Xiaoying were changed to Mr. Yue (Justin) Tang, entities controlled by Mr. Yue (Justin) Tang and Mr. Baoguo Zhu.

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

4.B. Business Overview

Overview

X financial is a leading online personal finance company in China. We are committed to connecting borrowers on our platform with institutional funding partners. With proprietary big data-driven technology, we have established strategic partnerships with financial institutions across multiple areas of its business operations, enabling us to facilitating loans to prime borrowers under a robust risk assessment and control system.

We offer differentiated products specifically catered to the financing needs of individuals in China, mainly categorized into Xiaoying Credit Loan and Xiaoying Revolving Loan. Xiaoying Credit Loan is a category of online personal credit loan products facilitated through our platform, including Xiaoying Card Loan, Xiaoying Preferred Loan and other unsecured loan products that we introduce from time to time. Xiaoying Card Loan is the major product under Xiaoying Credit Loan, which offers borrowers a combination of small credit line and attractive APR in China. We ceased facilitation of Xiaoying Preferred Loan in October 2019. Xiaoying Revolving Loan is category of products that provide borrowers with a credit limit, enabling borrowers to repay the borrowed amount at any time with an interest-free period or repay by installments. The major product under the category Xiaoying Revolving Loan is Yaoqianhua, initially named as Xiaoying Wallet when it was launched in August 2018.

Our proven risk management and credit assessment capabilities, and the accompanying insurance protection, enable us to attract a diversified and low-cost funding base to support our growth. Before 2020, we had both individual investors and corporate investors on our Xiaoying Wealth Management platform, a platform that was designed for investors who invested in our loan products by providing funding for such loans. At the end of 2019, we ceased funding our loan products from our individual investors through Xiaoying Wealth Management platform. We actively expanded institutional funding and achieved 100% institutional funding for the new loans facilitated by the end of the second quarter of 2020. As of December 17, 2020, the Company had repaid all the outstanding investment principal and interest to individual investors who previously made investments as a P2P investor through Xiaoying Wealth Management platform. In 2018, 88.6% of the total funding for loans we facilitated were provided by individual investors, 9.2% were provided by corporate investors and institutional funding partners, and 2.2% were provided by our own funds. In 2019, 68.1% of the total funding for loans we facilitated were provided by individual investors, 26.6% were provided by corporate investors and institutional funding partners, and 5.3% were provided by our own funds. In 2020, 4.7% of the total funding for loans we facilitated were provided by individual investors, 95.3% were provided by institutional funding partners. In 2018, 2019 and 2020, the overall funding cost for the loans we facilitated was 8.07%, 7.72% and 8.31%, respectively.

Our business model is light in capital and labor commitment, and we believe we manage our transaction and operating costs in an effective way. Benefiting from our superior loan product offerings, strong credit performance and accompanying insurance protection, we continue to expand our user base primarily through referral without incurring significant sales and marketing expenses, resulting in relatively low user acquisition costs. Furthermore, our highly automated risk management system and technology infrastructure enable us to automatically facilitate a large number of transactions simultaneously. In 2018, 2019 and 2020, our net revenue per employee was RMB4,753,000, RMB4,456,000 and RMB4,798,599, respectively, and our general and administrative expenses as a percentage of our total net revenues was 6.2%, 7.4% and 8.3%, respectively.

We utilize data-driven and technology-empowered credit analysis. Our proprietary risk control system, WinSAFE, builds risk profiles of our prospective borrowers upon data from reputable credit information providers employed by traditional financial institutions, augmented by a variety of social and behavioral data from internet and mobile platforms not typically utilized by traditional financial institutions. Leveraging data analysis and machine learning in assessing a borrower’s value, repayment capability and propensity, we are able to offer differentiated credit limits to borrowers based on individual credit assessment result. Our rigorous data-driven credit assessment methodology has helped us to achieve a strategic balance between borrower expansion and asset quality control. In 2018, 2019 and 2020, the total loans we facilitated amounted to RMB36,913 million, RMB39,441 million and RMB29,676 million, respectively, while the delinquency rate for all outstanding loans that were 31-60 days past due decreased from 2.40% as of December 31, 2019 to 0.79% as of December 31, 2020.

We benefit from our strategic partnership with various licensed financial institutional cooperators. The protection offered by their credit insurance or financing guarantee on the loans we facilitate significantly enhances our intuitional funding partners’ trust in our business. Our risk management system is also strengthened by those financial institutional cooperators’  insurance or guarantee decision opinion. Our financial institutional cooperators’ credit assessment models are based on information from various databases, including information from PBOC CRC which is only available to licensed financial institutions. Our financial institutional cooperators’ insurance or guarantee decision opinion serves as one of the inputs of our comprehensive credit risk management system, along with other behavior and credit information.

We also partner with Baihang Credit, the second licensed individual credit bureau in China, which integrates, saves and processes the data collected from its partner companies and provides information searching and other additional services to its partner companies in return. The cooperation strengthens our credit assessment system and allows us to quickly and accurately assess the creditworthiness of borrowers, target a broader user base for financial services, and reduce the cost of risk management.

We have established a long-term collaboration relationship with institutional funding partners, including banking financial institution partners. Institutional funding partners have become our major funding source for our loan products, as we gradually reduced the funds from individual investors in 2019. We actively expanded institutional funding and achieved 100% institutional funding for the new loans facilitated by the end of the second quarter of 2020.

We generate revenues primarily from the fees we charge for our service of matching investors or institutional funding partners with borrowers (i.e., our loan facilitation service) and for other services we provide over the lifetime of the loan (i.e., our post-origination service and guarantee service). These fees are collected from the borrowers or institutional funding partners. In 2018, our service fee rate (annualized based on original amount of loan principal) of our major loan products ranged from 0.50% to 28.62% and the service fees we charged for loan facilitation services, post-origination services and guarantee services accounted for 90.0%, 3.7% and 0.7%, respectively, of our total net revenues. In 2019, our service fee rate (annualized based on original amount of loan principal) of our major loan products ranged from 0.0% to 24.1% and the service fees we charged for loan facilitation services, post-origination services and guarantee services accounted for 72.0%, 10.7% and 1.8%, respectively, of our total net revenues. In 2020, our service fee rate (annualized based on original amount of loan principal) of our major loan products ranged from 0.00% to 21.39% and the service fees we charged for loan facilitation services, post-origination services and guarantee services accounted for 59.6%, 9.3% and 0.7%, respectively, of our total net revenues.

The total borrowing cost is expressed as APR, the actual annualized cost of borrowing over the term of a loan. The following table sets forth the APR range of our major loan products for the periods indicated.

	Year Ended December 31,
Loan Product	2018	2019	2020
Xiaoying Credit Loan (1)	9.98%-36.00%	9.67%-36.00%	8.00%~36.00%
Xiaoying Revolving Loan (2)	17%-36%	17%-36%	14.37%~25.27%
Xiaoying Housing Loan	11.50%-12.50%	12.50%-12.50%	—
Loan facilitation services to other platforms (3)	0.50%-9.00%	1.35%-36.00%	4.39%

Note:

(1)         Xiaoying Credit Loan is a category of online personal credit loan products facilitated through our platform, including Xiaoying Card Loan, Xiaoying Preferred Loan and other unsecured loan products that we introduce from time to time. We ceased facilitation of Xiaoying Preferred Loan in October 2019.

(2)         Xiaoying Revolving Loan is category of products that provide borrowers with a credit limit, enabling borrowers to repay the borrowed amount at any time with an interest-free period or repay by installments. The major product under the category Xiaoying Revolving Loan is Yaoqianhua, initially named as Xiaoying Wallet when it was launched in August 2018.

(3)  Different from APR used to express the total borrowing cost for our loan products, the figures set forth in the table represent the service fee range we collect from borrowers referred from other platforms for loans successfully allocated to investors or other funding sources.

Our total net revenue was RMB3,540.6 million in 2018, RMB3,088.1 million in 2019 and RMB2,193.0 million (US$ 336.1 million) in 2020. We had a net loss of RMB1,308.5 million (US$200.5 million) in 2020, compared to a net income of RMB774.5 million in 2019.

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

Our differentiated loan product suite addresses the financing needs of our target prime borrower segments. We have two major categories of loan products, Xiaoying Credit Loan and Xiaoying Revolving Loan Xiaoying Credit Loan consists of Xiaoying Card Loan catering to the credit card holders, Xiaoying Preferred Loan catering to small business owners and other unsecured loan products that we introduce from time to time. Xiaoying Revolving Loan mainly consists of Yaoqianhua (initially named as Xiaoying Wallet) catering to online purchasing users. Xiaoying Housing Loan caters to the property owners. Our Xiaoying Credit Loan and Xiaoying Revolving Loan are unsecured loan products and our Xiaoying Housing Loan is a secured loan product. We also provide loan facilitation services to other platforms.

We facilitated loans to 6,631,570 active borrowers, each of whom made at least one transaction on our platform during the period from the commencement of our loan facilitation business to December 31, 2020. The number of our active borrowers decreased from 2,370,510 in 2018 to 2,152,962 in 2019 and further to 1,663,737 in 2020. The amount of loans we facilitated to borrowers increased from RMB36,913 million in 2018 to RMB39,441 million in 2019 and decreased to RMB29,676 million in 2020. The table below sets forth the breakdown of loan facilitation amount by product for the periods indicated.

	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2018		2019		2020
Loan Product	RMB in millions	%	RMB in millions	%	RMB in millions	%
Xiaoying Credit Loan (1)	32,664	88.5%	29,825	75.6%	24,057	81.1%
Xiaoying Revolving Loan (2)	105	0.3%	4,780	12.1%	5,618	18.9%
Xiaoying Housing Loan (3)	306	0.8%	31	0.1%	—	—
Loan facilitation services to other platforms (4)	3,606	9.8%	4,805	12.2%	1	0.0%
Others (5)	232	0.6%	—	—	—	—
Total	36,913	100.0%	39,441	100.0%	29,676	100.0%

Notes:

(1)         The data set forth herein includes Xiaoying Card Loan, Xiaoying Preferred Loan and other unsecured loan products that we operated during 2020. Xiaoying Card Loan was launched in December 2016. Xiaoying Preferred Loan was launched in November 2015 and was ceased in October 2019.

(2)         The major product under the category Xiaoying Revolving Loan is Yaoqianhua, initially named as Xiaoying Wallet when it was launched in August 2018. We ceased the operation of Yaoqianhua in December 2020.

(3)         Xiaoying Housing Loan was launched in July 2015 and ceased in February 2019.

(4)         We started to provide loan facilitation services to other platforms in December 2015.

(5)         In 2018, we included Yaoqianhua in the category of “others”. Since the business of Yaoqianhua has showed a steady growth, we introduced a new product category of “Xiaoying Revolving Loan” and added Yaoqianhua to this product category in 2019.

Loans that are delinquent for more than 60 days are charged-off and excluded in the outstanding balance, except for Xiaoying Housing Loan. As Xiaoying Housing Loan is a secured loan product and we are entitled to payment by exercising our rights to the collaterals, we do not exclude Xiaoying Housing loan delinquent for more 60 days in the outstanding loan balance. The outstanding balance of loans we facilitated to borrowers decreased from RMB16.1 billion as of December 31, 2019 to RMB13.2 billion as of December 31, 2020. The table below sets forth the breakdown of outstanding loan balance by product as of the dates indicated.

	As of December 31,		As of December 31,
	2019		2020
	RMB		RMB
Loan Product	in millions	%	in millions	%
Xiaoying Credit Loan(1)	13,090	81.5%	12,714	96.2%
Xiaoying Revolving Loan	1,446	9.0%	399	3.0%
Xiaoying Housing Loan	156	1.0%	105	0.8%
Loan facilitation services to other platforms	1,378	8.5%	0	0.0%
Others (2)	0	0.0%	0	0.0%
Total	16,070	100.0%	13,218	100.0%

To make the outstanding loan balance comparable to our peers, we also present the outstanding loan balance excluding loans overdue more than 180 days, except for Xiaoying Housing Loan. The outstanding balance of loans we facilitated to borrowers decreased from RMB20.8 billion as of December 31, 2018 to RMB17.3 billion as of December 31, 2019 and further to RMB13.7 billion as of December 31, 2020. The table below sets forth the breakdown of outstanding loan balance by product as of the dates indicated.

	As of December 31,		As of December 31,		As of December 31,
	2018		2019		2020
Loan Product	RMB in millions	%	RMB in millions	%	RMB in millions	%
Xiaoying Credit Loan(1)	18,345	88.0%	14,230	82.4%	13,075	95.7%
Xiaoying Revolving Loan	42	0.2%	1,503	8.7%	482	3.5%
Xiaoying Housing Loan	465	2.2%	156	0.9%	105	0.8%
Loan facilitation services to other platforms	1,996	9.6%	1,378	8.0%	0	0.0%
Others (2)	1	0.0%	0	0.0%	0	0.0%
Total	20,849	100.0%	17,267	100.0%	13,662	100.0%

Note:

(1)         We integrated Xiaoying Card Loan and Xiaoying Preferred Loan into one general product category, Xiaoying Credit Loan, in 2018. The data set forth herein includes Xiaoying Card Loan, Xiaoying Preferred Loan and other unsecured loan products that we operated during 2020.

(2)         In 2018, we included Yaoqianhua in the category of “others”. Since the business of Yaoqianhua has showed a steady growth, we introduced a new product category of “Xiaoying Revolving Loan” and added Yaoqianhua to this product category in 2019.

We price the loans we facilitate based on total borrowing cost, which comprises (i) a nominal interest rate that borrowers pay investors or institutional funding partners, (ii) the service fee that we collect from borrowers for our services including our guarantee service, if applicable; for example, under New ZhongAn Model, we would not provide guarantee services for certain of our products, and (iii) the insurance premium paid to insurance company or guarantee service fees paid to financing guarantee companies. The total borrowing cost is expressed as APR, the actual annualized cost of borrowing over the term of a loan. The APR for a type of our loan product is the annualized actual amount of total interests, service fees and insurance premium divided by total amount of loans we facilitated. Borrowers are allowed to have more than one loan outstanding at the same time, but for some types of our products, such as Xiaoying Preferred Loan, borrowers are only allowed to have one loan outstanding of the same product type at any one time. We will evaluate borrowers’ payment history with us and perform credit assessment before approving their applications for additional loans. Delinquent borrowers are not allowed to obtain additional loans. We also set the maximum cumulative loan amount that one borrower can obtain based on the credit assessment result of such borrower and ensure the total outstanding balance of loans, together with any approved additional loans, under the amount limit when reviewing a borrower’s loan applications.

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

•                  Third stage: the first credit assessment of the applicant by our propriety risk control model and the second credit assessment of the applicant by our financial institutional cooperators’ risk control model.

•                  Fourth stage: approval of loan application, loan listing and the disbursement of funds to borrowers after the credit assessment of our institutional funding’s risk control model.

After the completion of funding, we also provide servicing and collection services. The transaction process varies in certain stages for different loan products. The details of transaction process for Xiaoying Credit Loan, Xiaoying Revolving Loan and Xiaoying Housing Loan are described below, respectively.

Xiaoying Credit Loan

Considering that both Xiaoying Card Loan and Xiaoying Preferred Loan are unsecured online personal credit loan products, in 2018 we integrated those two products with similar features into one general product category, Xiaoying Credit Loan, to improve management efficiency. We have ceased the facilitation of Xiaoying Preferred Loan since October 2019. We may introduce other unsecured loan products from time to time under the category of Xiaoying Credit Loan.

Xiaoying Card Loan

Launched in December 2016, Xiaoying Card Loan, primarily a credit card balance transfer product, is our flagship product targeting prime borrowers.

Borrowers

Xiaoying Card Loan’s target borrowers are primarily credit card holders who are in the early stages of their careers with insufficient credit lines granted by traditional credit card issuers, and they choose Xiaoying Card Loan to supplement their credit lines to fulfill their consumption needs. In 2020, Xiaoying Card Loan’s borrowers were mostly in their late-twenties or early-thirties.

Products

We offer Xiaoying card loan in amounts ranging from RMB2,000 to RMB80,000 with terms of three, six, nine and 12 installments. Borrowers usually repay the principal and interest accrued based on the original principal amount in equal monthly installments, provided that, prior to December 7, 2017, we deducted part of the service fees from the loan principal in advance and received the remaining service fees paid by borrowers in equal monthly installments. In October 2017, we introduced a new loan product “Xiaoying Professional Loan” to credit card holders who have been assigned with the highest credit grade by our risk management system and require long-term liquidity and large-amount capital. Xiaoying Professional Loan has a term of one to three years. Borrowers of this product can repay at any time after three months of origination and all monthly service fees for the remaining period is waived upon termination. We considered Xiaoying Professional Loan as one of our other products and determined that the volume of this product in 2017 was immaterial. We started to operate and manage Xiaoying Professional Loan under Xiaoying Card Loan since January 1, 2018. In 2018, 2019 and 2020, the APR of Xiaoying Card Loan paid by borrowers was 29.80%, 29.73% and 21.9%.

We facilitated 2,746,293, 1,919,735 loans and 2,462,468 loans for Xiaoying Card Loans in 2018, 2019 and 2020, respectively. The total loan amount of Xiaoying Card Loan we facilitated increased from RMB26,011 million in 2018 to RMB27,702 million in 2019 and further increased RMB23,841 million in 2020. The average loan amount per transaction was RMB9,471 in 2018, RMB14,430 in 2019 and RMB9,682 in 2020. The outstanding balance of Xiaoying Card Loan we facilitated to borrowers increased from RMB11,631 million as of December 31, 2019 to RMB12,615 million as of December 31, 2020.

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

Stage 2: Verification

Upon submission of a completed application, we verify each applicant’s information using multiple authentication technologies and internal and external databases, including, among others, face scanning and OCR technology, the internal and industry blacklist provided by third-party database and the mobile activities of the applicant, to identify and screen for fraudulent applications. See “—Risk Management” for details.

Stage 3: Credit Assessment

Once an applicant’s information is input into our proprietary risk control system, WinSAFE, we will conduct credit assessment based on our database. We will also send the identity information of the applicant to our financial institutional cooperators and receive their credit opinion on insurance or guarantee based on their credit analysis model. We will, in accordance with our own risk management strategies, embed such credit opinion on insurance or guarantee into our risk management model for determining and assigning each applicant a credit grade. Such credit grade is a comprehensive credit level reflecting our prediction of the applicant’s likelihood of future delinquency, considering multiple factors, among others, the applicant’s ability to fund repayment obligations. We continue to optimize our risk management model as we modify and identify more effective proxies to estimate an applicant’s income level. We constantly incorporate new information into our credit assessment process with our own accumulated data as well as external third party collaboration such as other online lending platforms to better evaluate the overall indebtedness of the applicant and his or her likelihood to repay our loans with loans from other platforms. Credit grade will not be adjusted until the same applicant applies for another loan, when the repayment history of all the existing loans will be added into the risk model to determine the credit grade for the new loan application. See “—Risk Management” for a detailed description of WinSAFE and other aspects of our risk management.

Stage 4: Approval and Funding

Following the credit assessment, we may (i) approve the loan application, (ii) approve the loan subject to modification of the loan amount, or (iii) decline the loan application. Applicants are notified of the results.

Once the applicant’s loan application is approved, we may send the application and our decision opinion to institutional funding partners for their credit assessment. Once a loan is fully subscribed after the credit assessment of our institutional funding’s risk control model, funds are transferred to the borrower’s custody account. The borrower will enter into related agreements for funding.

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

Xiaoying Preferred Loan

Launched in November 2015, Xiaoying Preferred Loan is a high-credit-limit unsecured personal loan product. We have strategically ceased the facilitation of Xiaoying Preferred Loan since October 2019 due to the high cost of its servicing and collection and the related risks. Xiaoying Preferred Loan’s target borrowers were primarily self-employed business owners with established credit record who have liquidity and capital needs for daily operations.

As for loans that were previously funded by investors of Xiaoying Wealth Management platform, the credit line primarily ranged from RMB100,000 to RMB200,000. As for loans funded by our institutional funding partners, the credit line could be up to RMB600,000. Borrowers usually repaid the principal and interest accrued based on the original principal amount in equal monthly installments. In 2018 and 2019, the APR of Xiaoying Preferred Loan paid by borrowers was 17.96% and 17.51%, respectively.

We facilitated 36,982 and 19,457 loans of Xiaoying Preferred Loans in 2018 and 2019, respectively. The loan amount of Xiaoying Preferred Loan we facilitated decreased from RMB6,653 million in 2018 to RMB2,115 million in 2019. The average loan amount per transaction was RMB179,886 in 2018 and RMB108,720 in 2019. The outstanding balance of Xiaoying Preferred Loan we facilitated to borrowers was RMB1,452 million as of December 31, 2019 to compare with nil as of December 31, 2020.

Xiaoying Revolving Loan

In August 2018, we introduced Xiaoying Revolving Loan (mainly including Yaoqianhua, which was previously named as Xiaoying Wallet), which is an evolving loan product for online purchases and mobile payments. Borrowers are able to use Xiaoying Revolving Loan to have a credit limit, and they can repay the borrowed amount at any time, enjoying an interest-free period of up to 7 or 32 days depending on a user’s rating. Borrowers are also able to choose to repay by 3, 6, 10 or 11 monthly installments through Xiaoying Revolving Loan.

We ceased the operation of Yaoqianhua in December 2020 and currently we do not have any other new loan product under the category of Xiaoying Revolving Loan. We facilitated 273,375, 12,194,632 and 13,357,630 loans of Xiaoying Revolving Loan in 2018, 2019 and 2020. The total loan amount of Xiaoying Revolving Loan we facilitated was RMB105 million in 2018, RMB4,780 million in 2019 and RMB5,618 million in 2020. The outstanding balance of Xiaoying Revolving Loan we facilitated to borrowers decreased from RMB1,446 million as of December 31, 2019 to RMB399 million as of December 31, 2020.

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

Xiaoying Housing Loan was offered in a large credit line ranging from RMB100,000 to RMB10,000,000 with collateral of properties. Xiaoying Housing Loan was funded by institutional funding partners, thus it is not subject to the upper limits on the outstanding loan balance under applicable laws regulating online lending information services. See “Regulation—Regulations Relating to Online Lending Information Services”. We primarily offer loan products with an average term of six months and borrowers usually make monthly repayments of interests accrued on the original principal amount followed by a lump sum payment of the principal upon maturity. In 2018, 2019, the APR of Xiaoying Housing Loan paid by borrowers was 11.86%, 12.5%, respectively.

The number of Xiaoying Housing loan facilitated in 2018, 2019 and 2020 was 220, 19 and nil, respectively, which represents the total number of transactions of loan facilitation during the relevant period. The total loan amount of Xiaoying Housing Loan we facilitated was RMB306 million in 2018, RMB31 million in 2019 and nil in 2020. The average loan amount per transaction was approximately RMB1.4 million in 2018, RMB1.6 million in 2019 and nil in 2020. The outstanding balance of Xiaoying Housing Loan we facilitated to borrowers decreased from RMB156 million as of December 31, 2019 to RMB105 million as of December 31, 2020. We facilitated Xiaoying Housing Loan through offline channels in China. Borrowers of Xiaoying Housing Loan entered into an entrusted guarantee agreement and a security agreement with Shenzhen Tangren under which the borrower payed fees to Shenzhen Tangren for providing guarantee to the investor or institutional funding partners of Xiaoying Housing Loan and established mortgage in its real properties as a security for Shenzhen Tangren’s guarantee services. Shenzhen Tangren is our consolidated VIE with financing guarantee license which has provided guarantee to Xiaoying Housing Loan since September 2017. Prior to that, some of our entities provided such guarantee.

Loan Facilitation Services to Other Platforms

In December 2015, we started to cooperate with selected financial technology companies and facilitate loan products designed by them to their referred borrowers. Such loans have terms primarily ranging from one to three months. Through such cooperation, we have expanded our borrower acquisition channels.

In 2020, we cooperated with 1 financial technology companies. The total loan amount we facilitated for other platforms was RMB3,606 million in 2018, RMB4,805 million in 2019, and RMB1 million in 2020. We have ceased to facilitate loans for other platforms since the second half of the year. The outstanding balance of loans we facilitated for other platforms was RMB1,378 million as of December 31, 2019 compare with nil as of December 31, 2020.

We carefully select the financial technology companies for cooperation based on various factors including their business model and performance, financial condition, experiences of the management team, risk control capabilities, compliance and reputation in accordance with our systemic cooperative admission policies. Those selected financial technology companies conduct their credit analysis and approval before referring borrowers from their platforms to us. In addition, we conduct separate identity verification to decline those borrowers with high risks under our risk management system. We collect service fees from borrowers referred from the selected financial technology companies for loans successfully allocated to investors or institutional funding partners, and the average service fee rate was 2.94% in 2018, 2.93% in 2019 and 4.39% in 2020.

We require the selected financial technology companies to provide credit enhancements on the loans facilitated to the borrowers referred to us, including compensating us and/or purchasing back such loans if they are in default. Depending on the credit ability and business performance of those financial technology companies and the historical default rate of the borrowers they referred to us, we may also require them to pay us a deposit, ranging from 2% to 10% of the amount of principal of loans we facilitated, from which we are entitled to deduct if they fail to compensate the defaulted loans referred to us. In general, we monitor the outstanding balance of loans we facilitated to the borrowers referred from the financial technology companies on a daily basis. We will require the financial technology companies to make contribution if the deposit amount falls below the agreed percentage (i.e., 2% to 10%) of the amount of loan principals we facilitated. Each of the financial technology companies we cooperated with is required to pay the deposit prior to fund transfer and the outstanding balance of the deposit that we received from them was RMB21.5 million as of December 31, 2020.

Our Investors and Institutional Funding Partners

We used to provide investment products to individual investors on our Xiaoying Wealth Management platform. We ceased accepting new investment in our loan products from individual investors on the Xiaoying Wealth Management platform at the end of 2019. In December 2020, we fully repaid the investment principals and interest to all of the individual investors who invested in our loan products on the Xiaoying Wealth Management platform. Individual investors are still able to purchase other financial products, including money market products and insurance products, on our Xiaoying Wealth Management platform.

Since early 2019, the Company began the transformation of its business model from a P2P platform to a platform that focuses on the facilitation of its institutional funding partners to provide loans to borrowers. The change was initiated primarily in response to the rapidly evolving regulations in China, including requirements to reduce loan balance, investor count and fees for the P2P business. In 2018, 88.6% of the total funding for loans we facilitated were provided by individual investors, 9.2% were provided by corporate investors and institutional funding partners, and 2.2% were provided by our own funds. In 2019, 68.1% of the total funding for loans we facilitated were provided by individual investors, 26.6% were provided by corporate investors and institutional funding partners, and 5.3% were provided by our own funds. In 2020, 4.7% of the total funding for loans we facilitated were provided by individual investors, 95.3% were provided by institutional funding partners.

In connection with our collaboration with institutional funding partners, we have jointly established effective risk control management system. We work with various financial institutional cooperators, such as insurance company and financing guarantee companies to provide insurance or guarantee covering loans funded by institutional funding partners, which enhances the funding partners’ confidence and enables us to obtain funding sources at favorable terms.

In light of the regulatory update, we have reviewed and adjusted our cooperation with banking financial institution partners, such as suspending certain cooperation, to better comply with the regulatory requirements. We ceased the online intermediary model in April 2017. We gradually reduced the volume of loans facilitated through the offline intermediary model with funding from banking financial institution partners after December 31, 2017 due to regulatory requirement and completely ceased such operations in February 2018. We continue the operations through the offline intermediary model with funding from other partners to the extent permitted under applicable laws and regulations. Those institutional funding partners may invest their funds in the loans facilitated under direct model and/or intermediary model, depending on their investment strategies.

Our Partnership with Financial Institutional Cooperators

54.36% of the total loan facilitation amount we facilitated in 2020 were covered by ZhongAn’s credit insurance, which protect funding providers against default for both the principal and interest. We monitor ZhongAn’s financial condition and credit quality periodically through public information disclosed as required by PRC regulatory authorities since its establishment in October 2013 and by Hong Kong Stock Exchange since its listing in September 2017. According to PRC regulatory standard and as disclosed in the quarterly information of solvency margin ratio published by ZhongAn, the integrated risk rating of ZhongAn was “A” foreach quarter of 2020. As disclosed in ZhongAn’s 2020 annual report and 2019 annual report, ZhongAn’s comprehensive solvency margin ratio was 600%, 502% and 560% as of December 31, 2018, 2019 and 2020, respectively.

We have also established cooperation with high-quality financing guarantee companies who provide guarantee services to protect investors and institutional funding partners from losses. All of them have at least AA credit rating issued by rating companies including China Lianhe Credit Rating Co., Ltd., China Chengxin Credit Management Co., Ltd. and Shenzhen Lianhe Credit Information Service Co., Ltd.. Our financing guarantee partners provide guarantee services covering both the North China and South China areas, most of which have a registered capital of more than RMB1 billion.

Credit Insurance and Guarantee Services

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

From September 2017, we revised the arrangement with ZhongAn on substantially all of the Xiaoying Credit Loans (referred to as the “New ZhongAn Model”). Starting from 2020, we enter into a series of arrangements with various external financing guarantee companies, which is similar to “New ZhongAn Model”. According to those arrangements, in addition to credit insurance or guarantee protection, Shenzhen Tangren, our consolidated VIE with the financing guarantee license, also provides a guarantee for certain loans we facilitate to protect investors against defaults for both the principal and interest. Shenzhen Tangren will compensate those financial institutional partners for the amount they had paid under investors’ claims arising from defaults by borrowers; however, Shenzhen Tangren’s compensation obligation shall not exceed the financial guarantee service fees Shenzhen Tangren collectible from all the borrowers for such loans. The arrangements also clarify that in case of any adjustment to the guarantee service fee rate Shenzhen Tangren collectible from borrowers, the total guarantee service fees Shenzhen Tangren collectible from all borrowers will change accordingly and the upper limit of Shenzhen Tangren’s compensation obligation will also change in accordance with such adjustment.

Deposit Arrangement

Starting from November 2019, we enter into a series of deposit arrangements with financing institutional cooperators. We are required to pay deposits to those financial institutional cooperators monthly or in accordance with an agreed payment schedule. The amount of deposit is separately agreed with each institutional cooperator, usually calculated by multiplying the outstanding loan balance on the reconciliation date by an agreed percent rate (“the standard amount”). The agreed percent rate may be adjusted from time to time. If the balance of the deposits exceeds the standard amount or supplementary payment of deposit is needed, the financial institutional cooperators shall refund the excess part to us or we shall make supplementary payment of deposit in accordance with an agreed payment schedule.

Cooperation on Technology

We cooperate with financial institutional cooperators in technology development. The risk decisioning system established by our financial institutional cooperators which is based on their credit analysis model, leveraging its resources and access to various databases, including PBOC CRC that is only available to licensed financial institutions. provide assistant services to our risk decisioning process. Such services include product management, business monitoring and management risk policies. In addition to our financial institutional cooperators’ decision and input, we also incorporate other credit and fraud related data and models to complete our full credit evaluation.

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

Custodian Bank and Third-Party Payment Service Providers

We have engaged Citic AIBank Corp. (“AIBank”) to provide fund custody services for our platform. The investors’ funds and borrowers’ funds loaned through our platform are in the custody accounts managed by AIBank. The custodian bank provides fund custodian services including settlement, accounting, clearing services and safeguarding online lending capital to Xiaoying Wealth Management platform.

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

When our risk control system receives an application, we will send the applicant’s insurance or guarantee application to our financial institutional cooperators and will receive the insurance or guarantee decision opinion from those financial institutional cooperators based on their credit analysis. We will, in accordance with our own risk management strategies, embed such assessment results into our risk management models for decisioning.

Credit Scoring and Pricing

Our advanced credit analytics enable us to identify and reject approximately 80% of the Xiaoying Card Loan applicants due to their credit profile and fraud concerns. For the remaining applicants, we offer differentiated credit pricing and credit limits to those prime borrowers based on individual credit grades. Based on our prediction of the applicant’s likelihood of future delinquency and his/her profile, our risk management system assigns a credit grade to each remaining Xiaoying Card Loan applicant, with risk level A representing the lowest risk, risk level D representing the highest risk. Such credit grade is a comprehensive credit level generally determined based on the grouping of an applicant’s basic information, credit history and behavior data, including personal identity information, education background, consumption and social network behavior, and insurance or guarantee decision opinion from our financial institutional cooperators. Credit grade is determined at the time of a loan application and will not be adjusted until the borrower applies for another loan, when the repayment history of all the existing loans will be added into the risk model to determine the credit grade for the new loan application. In addition to the individual specification attaching to the credit grade for each applicant, from time to time, we adjust the overall standard of each credit risk level based on market conditions and our risk management policies when we believe necessary.

Different from our credit grade model for Xiaoying Card Loan, we adopt a rule-based credit assessment and pricing system with manual review for the applicants of our Xiaoying Preferred Loan and Xiaoying Housing Loan. For Xiaoying Preferred Loan, other than focusing on reviewing the applicants’ credit assessment result based on our database and the insurance or guarantee decision opinion from our financial institutional cooperators, we also review property ownership, insurance policies or provident funds. In terms of Xiaoying Housing Loan, we focus on assessing the value of the collateral properties provided by the applicants.

We review and modify our segmented pricing from time to time, taking into consideration not only the borrower credit risk but also other factors, such as market interest rates, adequacy of investor protection mechanism and competition in the market.

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

Our Technology and IT Infrastructure

Technology System

We believe our technology and IT infrastructure are a competitive advantage and an important reason that borrowers, investors and institutional funding partners utilize our platform. Key features of our technology and IT infrastructure include:

Abundant Mobile Internet Data

We collected a large amount of borrowers’ credit and behavioral data. The substantial volume of data in the system enables us to build a comprehensive credit profile for each borrower.

Advanced Computing Technology

We adopt innovative risk pricing models for the accumulation of credit data for loan facilitation platform.

User-friendly Mobile Applications

We have independently developed the mobile applications for borrowers of Xiaoying Card Loan, Xiaoying Revolving Loan and investors of Xiaoying Wealth Management, respectively. The mobile applications enable users to access our platform at any time and at any location to make transactions in a convenient way.

The mobile application of Xiaoying Card Loan and Xiaoying Revolving Loan adopts the OCR identity verification technology (ID card, face, bank card) for borrowers to complete the verification. We also incentivize the borrowers to recommend the application to their friends by issuing coupons as discounts to the service fee.

We have completely ceased the investment in loans on our Xiaoying Wealth Management platform, while individual investors are still able to purchase other financial products, including money market products and insurance products, on our Xiaoying Wealth Management platform.

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

Brand, Sales and Marketing

Our general marketing efforts are designed to build brand awareness and reputation and to attract and retain borrowers, investors and institutional funding partners. We believe reputation and word-of-mouth marketing drive continued organic growth in borrower base. As a supplement, we use offline network channel and online marketing initiatives to promote our brand and products. For example, we work with several advertising companies to promote our mobile applications with internet companies through online advertisements. We also cooperate with media and organize branding events to enhance our brand awareness.

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

Intellectual Property

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We have registered 80 trademarks in the PRC and 4 trademarks under application in the PRC. We are the registered holder of 104 domain names. We also have 48 copyrights for our proprietary techniques in connection with our systems. We have 14 patents under application in the PRC.

Competition

The consumer finance industry in China is highly competitive and we compete with other sizable consumer lending marketplaces with a focus on prime borrowers. We also compete with other financial products and companies that attract borrowers, investors, institutional funding partners or all.

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

With respect to institutional funding partners, we primarily compete with other online consumer finance marketplaces offering multiple types of investment products, wealth management centers and traditional banks in China. Our key competitors include Lufax and Yirendai.

As evidenced by our market leadership, we believe that we are able to compete effectively for borrowers, investors and institutional funding partners by leveraging our competitive advantages including our strategic positioning to target the prime borrower segment, comprehensive product offerings, superior user experience on our platform, effectiveness of our risk management, our partnership with various business partners, and the strength and reputation of our brands.

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

Investment activities in the PRC by foreign investors are governed by the Catalog of Industries for Encouraging Foreign Investment, or the Catalog, which became effective on January 27, 2021, and the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List promulgated by the MOC, which became effective on July 23, 2020 and has been amended from time to time by the MOC and the National Development and Reform Commission. It sets out the industries in which foreign investments are prohibited or restricted. Foreign investors will not make investments in prohibited industries, while must satisfy certain conditions stipulated in the Negative List for investment in restricted industries. According to the Negative List, the proportion of foreign investment in entities engaged in value-added telecommunication services (excluding e-commerce, domestic multi-party communications services, store-and-forward services, and call center services) shall not exceed 50%.

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

Regulations Relating to Value-Added Telecommunication Services

The Telecommunications Regulations of the PRC, or the Telecommunications Regulations, promulgated by the State Council on September 25, 2000 and amended on July 29, 2014 and February 6, 2016, provide a regulatory framework for telecommunications services providers in the PRC. The Telecommunications Regulations require telecommunications services providers to obtain an operating license prior to the commencement of their operations. The Telecommunications Regulations distinguish “basic telecommunications services” from “value-added telecommunications services. The basic telecommunications services provider who provides public network infrastructure, public data transmission and basic voice communications services shall obtain a Basic Telecommunications Service Operating License, and the value-added service provider who provides telecommunications and information services provided through the public network infrastructure shall obtain a Value-added Telecommunications Service Operating License, or VATS License. A catalogue was issued as an attachment to the Telecommunications Regulations to categorize telecommunications services as either basic or value-added. The current catalogue, as most recently updated on June 6, 2019, categorizes online information services and online data processing and transaction processing services as value-added telecommunications services. Internet content provider may be required to obtain an Internet content provider license, or ICP license, and e-commerce operator may be required to obtained an online data processing and transaction processing license, or ODPTP license.

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

On July 4, 2017, Financial Development and Service Office of the People’s Government of Shenzhen published a discussion draft on the proposed Administrative Measures on the Registration of Shenzhen based Online Lending Information Intermediary, or the Proposed Administrative Measures, for public review and comments. The Proposed Administrative Measures set out detailed requirements and procedures for the registration of online lending information service providers, which, including, among others, to require the online lending information providers to implement robust network security protection system, select a qualified commercial bank that has a branch in Shenzhen as its fund custodian institution and opened the custodian accounts for online lending in its Shenzhen branch, and employ at least three senior executives with more than five years’ experience in the financial industry holding bachelor degrees or above. The public review and comments for the Proposed Administrative Measures has now concluded, but it is still uncertain when the draft will become effective and whether the definitive version would have substantial changes from the draft.

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

In December 2018, the relevant PRC regulatory authorities of the P2P lending industry issued the Circular on Making Efforts to Prevent Risk and Classify Online Lending Institutions (“Circular 175”), in which the regulatory authorities, for the first time, classified the online P2P lending marketplaces into six categories: (i) marketplaces on which investors are not fully repaid or that are otherwise unable to operate their businesses and under investigation of the public security department, (ii) marketplaces that have been unable to operate their businesses but are not under investigation of the public security department, (iii) shell companies with zero loan balance or loan origination for more than three months and marketplaces that no longer facilitate loan application and investment, or are otherwise not in operation, (iv) small-scale marketplaces , (v) marketplaces with high risks, and (vi) Normal Marketplaces. Pursuant to Circular 175, the scope of the rectification of online lending institution shall be limited to institutions which have entered into to the Data Submission System of Online Security Centre, and any institutions out of this scope shall be treated as illegal fund raising. We submitted our application materials for the P2P registration, to the Shenzhen Financial Services Office, our competent authority, in April 2018, and we have entered into the Data Submission System of Online Security Centre since November 2018. According to Circular 175, for the institutions in the Data Submission System of Online Security Centre, only Normal Marketplaces are allowed to continue to operate in the P2P lending industry. As of the date of this annual report, we have not received any notice that we have been classified as high-risk characteristics and we do not believe we would fall into categories (i) to (v) above. Although Circular 175 does not require Normal Marketplaces to exit the industry or shut down and imposes minimum restrictions, such as control the existing size and number of investors, on Normal Marketplaces, we may be encouraged by PRC government authorities to convert into other types of online financing institutions such as online microcredit companies or loan facilitation platforms, and we have already started taking various measures, such as expanding cooperation with institutional partners, in order to reduce the adverse impact on our business volume. If we were encouraged or required to change the type of business we operate, our business, financial condition and results of operation might be materially and adversely affected. However, due to the un-clarification of Circular 175, there is a risk that applicable regulatory authorities interpret the regulations differently than we do. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We have ceased the P2P operation business, but we cannot assure you that our operations were in full compliance with relevant legal requirements and would not be punished under relevant regulations.”

Requirements relating to risk reserve funds. The online lending information intermediaries shall cease setting aside additional fund as risk reserve funds, and shall gradually reduce the existing scale of risk reserve funds. In addition, the online lending information intermediaries are encouraged to seek third parties to provide guarantee to lenders.

We have taken considerable measures to comply with the Interim Measures, the Custodian Guidelines, Circular 141, Circular 57, the Inspection Notice, the Compliance Checklist and other laws and regulations applicable to our business operations. For example, we have selected qualified banks to deposit the funds of lenders and borrowers and manage our own funds separately from the funds of lenders and borrowers, enhanced the risk disclosures of online lending on our platform, and set up systematic rules on cooperating with business partners to realize the isolation of risks. However, given that detailed regulations and guidance in the area of online lending information services are yet to be promulgated, we cannot be certain that our existing practices would not be deemed to violate any existing or future rules, laws and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We have ceased the P2P operation business, but we cannot assure you that our operations were in full compliance with relevant legal requirements and would not be punished under relevant regulations.”

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

Regulations Relating to Microcredit Business

Chinese regulators also encourage Normal Marketplace under Circular 175 to transform into online microcredit companies. In late December, 2019, the Head Office for Special Rectification of Online Finance Risk and the Head Office for Special Rectification of Peer-to-Peer Online Lending jointly issued Guiding Opinions on Pilot Program of Transforming Peer-to-Peer Lending Information Intermediaries to Microcredit Companies, or Circular 83, which provides detailed guidelines for the conversion of peer-to-peer online lending information intermediaries into microcredit companies from the following aspects: (i) compliance requirement; (ii) qualified shareholders and management team; (iii) the feasibility of the transforming plan; and (iv) with strong financial technology and be capable to online operation requirement. However, uncertainties still exist in relation to the interpretation and implementation of Circular 83.

On September 7, 2020, the China Banking and Insurance Regulatory Commission issued the Circular on Strengthening the Supervision and Administration of Microcredit Companies, or the Microcredit Circular. The Microcredit Circular provides that the microcredit companies shall mainly operate the lending business and shall act in accordance with the requirements regarding the loan concentration, loan purposes, fund management, debt collection and disclosure. Local authorities shall enhance supervision and administration of the establishment of the microcredit companies and suspend newly-incorporated microcredit companies from engaging in the Internet microcredit business and other inter-provincial business.

On November 2, 2020, China Banking and Insurance Regulatory Commission and People’s Bank of China published the Interim Administrative Measures for Online Microcredit Business (Draft for Comment), or the Draft Interim Administrative Measures, for public review and comments. Pursuant to the Draft Interim Administrative Measures, “online microcredit business” refers to any microcredit business engaged in by a microcredit company through using big data, cloud computing, mobile internet and other technical means, utilizing internally generated data and information on customer operation, online consumption, online transaction, etc., accumulated via internet platforms as well as other data and information obtained through legitimate channels to analyze and appraise the credit risk of borrowing customers, determine the mode and quota of loans, and complete such processes as loan application, risk review, loan approval, loan granting and loan recovery online. Online microcredit business engaged in by a microcredit company shall mainly be carried out in the provincial-level administrative region to which its place of registration belongs. Without the approval of the banking regulator under the State Council, no microcredit company may carry out online microcredit business across provincial-level administrative regions. The registered capital of a microcredit company which engages in online microcredit business shall not be less than CNY1 billion and shall be one-off paid-up monetary capital. The registered capital of a microcredit company which engages in online microcredit business across provincial-level administrative regions shall not be less than CNY5 billion and shall be one-off paid-up monetary capital. In principle, the balance of single-account online microcredit loans granted to a natural person shall not exceed CNY300,000 or one-third of its average annual income in the last three years, between which the lower one shall be the maximum loan amount; and in principle, the balance of single-account online microcredit loans granted to a legal person or any other organization and its related parties shall not exceed CNY1 million. The Draft Interim Administrative Measures was released for public comment only, there remains substantial uncertainty regarding the Draft Interim Administrative Measures, including with respect to its final content, adoption timeline or effective date.

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

Regulations Relating to Loans between Individuals

On May 28, 2020, the National People’s Congress approved the PRC Civil Code, which came into effect on January 1, 2021 and repealed the PRC Contract Law and the General Principles of the Civil Law of the PRC .The PRC Civil Code confirms the validity of loan agreement between individuals and provides that a loan agreement becomes effective when an individual lender provides loan to an individual borrower provided that the interest rates charged under the loan agreement do not violate the applicable provisions of the PRC laws and regulations.

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

On August 19, 2020, the Private Lending Judicial Interpretations was amended by the Supreme People’s Court, pursuant to which where a lender claims that corresponding borrower shall pay interest as per the interest rate contractually stipulated, relevant people’s court shall uphold such claim, except where the interest rate agreed on by both parties concerned exceeds four times the LPR for one-year loan when the contract is concluded. “LPR for one-year loan” refers to the LPR for one-year loan to be published on a monthly basis by the National Interbank Funding Center authorized by the People’s Bank of China as of August 20, 2019. On December 29, 2020, the Supreme People’s Court issued the Official Reply of the Supreme People’s Court to the Issues concerning the Scope of Application of the New Judicial Interpretation on Private Lending, or the Official Reply. According to the Private Lending Judicial Interpretations and the Official Reply, for financial institutions and branches engaging in loan business and established upon the approval of the financial regulatory authorities, including but not limited to microcredit company, Private Lending Judicial Interpretations shall not apply to disputes caused by granting loans and relevant financial business.

Apart from the above, pursuant to the PRC Civil Code, a creditor’s rights under a loan agreement is assignable to a third party, provided that the debtor is notified before such assignment takes effect for the debtor. Upon due assignment of the creditor’s rights, the assignee is entitled to the creditor’s rights and the debtor must perform the relevant obligations under the agreement for the benefit of the assignee.

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

On August 2, 2017, the State Council issued Regulations on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Rules. The Financing Guarantee Rules defines financing guarantee as activities whereby guarantors provide guarantee for the borrowing of funds, issuance of bonds and other debt financing activities of the guaranteed parties, and financing guarantee companies refer to limited liability companies or companies limited by shares that are duly established and engage in financing guarantee business. Pursuant to the Financing Guarantee Rules, the establishment of a financing guarantee company shall be subject to the approval of the relevant regulatory authority. In the event that a company commences financing guarantee business without first obtaining relevant approval, the company will be ordered by the regulatory authority to cease financing guarantee business, be imposed a fine from RMB 500,000 up to RMB 1,000,000, have its illegal gains confiscated, and be investigated for criminal liabilities.

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

On December 21, 2020, the State Council promulgated the Regulations for the Prevention and Handling of Illegal Fund-raising, or the Illegal Fund-raising Regulations, which will become effective as of May 1, 2021. The Illegal Fund-raising Regulations stipulates that Internet information service providers shall strengthen the management of information published by users, and shall not produce, reproduce, publish or spread information on suspected illegal fund-raising practices. If any information on suspected illegal fund-raising practices is found, relevant records shall be kept and reported to the authority handling illegal fund-raising. Competent authorities in charge of telecommunications shall shut down websites established and mobile applications developed for illegal fund-raising and other Internet applications in accordance with the law.

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

Pursuant to the PRC Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual that needs to obtain personal information of others shall obtain such information legally and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others. Furthermore, information processors shall not divulge or tamper with personal information collected or stored by them; without the consent of a natural person, information processors shall not illegally provide personal information of such person to others, except for information that has been processed so that specific persons cannot be identified and that cannot be restored. In addition, an information processor shall take technical measures and other necessary measures to ensure the security of the personal information that is collected and stored and to prevent the information from being divulged, tampered with or lost; where personal information has been or may be divulged, tampered with or lost, the information processor shall take remedial measures in a timely manner, inform the natural person concerned in accordance with the provisions and report the case to the relevant competent department.

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

Regulations Related to Intellectual Property

The SCNPC and the State Council have promulgated comprehensive laws and regulations to protect trademarks. The Trademark Law of the PRC, or the PRC Trademark Law, promulgated on August 23, 1982 and most recently amended on November 1, 2019 and the Implementation Regulation of the PRC Trademark Law issued by the State Council on August 3, 2002 and amended on April 29, 2014 are the main regulations protecting registered trademarks. The Trademark Office under the State Administration of Industry and Commerce administrates the registration of trademarks on a “first-to-file” basis, and grants a term of ten years to registered trademarks.

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

Regulations Related to Taxation

Dividend Withholding Tax

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law which became effective on January 1, 2008 and last amended on December 29, 2018. According to Enterprise Income Tax Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, issued on January 29, 2008 and supplemented and revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which became effective on December 8, 2006 and applicable to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in the PRC, such withholding tax rate may be lowered to 5% if a Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a PRC subsidiary by PRC tax authorities and holds at least 25% of the equity interest in that particular PRC subsidiary at all times within the 12-month period immediately prior to the distribution of the dividends. Furthermore, pursuant to the Announcement on Issues concerning “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the SAT, when determining the status of “beneficial owners”, a comprehensive analysis may be conducted through materials such as articles of association, financial statements, records of capital flows, minutes of board of directors, resolutions of board of directors, allocation of manpower and material resources, the relevant expenses, functions and risk assumption, loan contracts, royalty contracts or transfer contracts, patent registration certificates and copyright certificates, etc. However, even if an applicant has the status as a “beneficiary owner”, if the competent tax authority finds necessity to apply the principal purpose test clause in the tax treaties or the general anti-tax avoidance rules stipulated in domestic tax laws, the general anti-tax avoidance provisions shall apply. On October 14, 2019, SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Treaties, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that non-PRC resident enterprises are not required to obtain pre-approval from the relevant tax authorities in order to enjoy the reduced withholding tax. Instead, non-PRC resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and include necessary forms and supporting documents in the tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

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

(2)         Mr. Yue (Justin) Tang, Mr. Baoguo Zhu and entities controlled by Mr. Yue (Justin) Tang hold 42.9838%, 11.3381% and 45.6781% of equity interest in Shenzhen Xiaoying, respectively.

(3)         Xi’an Bailu holds 100% equity interest in Shenzhen Tangren.

(4)         Mr. Yue (Justin) Tang and Mr. Baoguo Zhu holds 88.6619% and 11.3381% of the equity interest in Beijing Ying Zhong Tong, respectively.

(5)         Shenzhen Gamma Capital Management Co., Ltd. holds 100% equity interest in Shenzhen Beier.

Contractual Arrangements with Consolidated VIEs and Their Shareholders

Due to PRC legal restrictions on foreign ownership and investment in, among other areas, valued-added telecommunications, similar to all other entities with foreign incorporated holding company structures operating in our industry in China, currently conduct these activities mainly through our VIEs and its subsidiaries over which we exercise effective control through contractual arrangements among our VIEs and its shareholders.

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

•                  the ownership structure of the VIEs currently are in compliance with PRC laws or regulations currently in effect; and

•                  the contractual arrangements among the VIEs and the shareholders of the VIEs, governed by PRC law currently are valid and binding under PRC law, and will not result in any violation of applicable PRC laws or regulations currently in effect, except that the pledge of equity in Shenzhen Tangren, which holds a financial guarantee license, and the pledge of equity in Shenzhen Beier would not be deemed validly created until they are registered with the competent administration for market regulation, and we may not be able to register the pledge of equity in Shenzhen Tangren and the pledge of equity in Shenzhen Beier, in which case we must rely on the equity pledge agreement to enforce the pledge.

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

Equity Pledge Agreements. Pursuant to the Equity Pledge Agreements among Beijing WFOE, each of the VIEs and the shareholders of each of the VIEs, those shareholders have pledged 100% equity interest in the VIEs to Beijing WFOE to guarantee the performance by the VIEs and its shareholders of their obligations under the Shareholders’ Voting Rights Proxy Agreements, the Equity Pledge Agreements and the Exclusive Business Corporation Agreements. If the VIEs or those shareholders breach their contractual obligations under these agreements, Beijing WFOE, as pledgee, will have the right to dispose of the pledged equity interests in the VIEs and will have priority in receiving the proceeds from such disposal. Those shareholders also agree that, unless the contractual obligations as defined in the Equity Pledge Agreements are fully performed by them or the secured debts under the Equity Pledge Agreements are paid in full (whichever later), they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. We have completed the registration of the pledge of equity interests in Beijing Ying Zhong Tong and Shenzhen Xiaoying with the competent administration for market regulation. As of the date of this annual report, the pledge of equity interest in Shenzhen Tangren and the pledge of equity interest in Shenzhen Beier have not been registered with the competent administration for market regulation and we may not be able to register the pledge of equity in Shenzhen Tangren and the pledge in of equity Shenzhen Beier.

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

4.D. Property, Plant and Equipment

Our corporate headquarters are located in Shenzhen, where we lease an area of approximately 5,800 square meters as of the date of this annual report. We also lease office space of approximately 1,400 square meters in Beijing and office space of approximately 800 square meters in Shanghai. We lease our premises from third parties under operating lease agreements. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

5.A. Operating Results

Impact of COVID-19

Our results of operations have been adversely affected by the COVID-19 which harms the Chinese and global economy in general. Our borrowers have been negatively impacted by COVID-19, including healthcare, travel, offline education, franchising, auto/transportation and real estate/home furnishing sectors, may reduce their liquidity to repay the loans, which may materially adversely impact our loan performance, especially during the first half year of 2020. The loan facilitation amount also decreased as our institutional funding partners adjusted their strategies due to pessimistic expectations and we took a more stringent risk policy to address COVID-19 impact. Our delinquency rates for all outstanding loans that are past due for 31-90 days and 91-180 days as of June 30, 2020 were 3.53% and 9.44%, respectively, compared with 6.71% and 7.12%, respectively, as of March 31, 2020, and 4.05% and 5.11%, respectively, as of December 31, 2019. Loans that are delinquent for more than 180 days are excluded in the calculation of delinquency rate by balance, except for Xiaoying Housing Loan. In the early onset of the third quarter, our business was already on track for a steady recovery. In July, our total loan facilitation amount was back to the level in January 2020 before COVID-19, and so were the delinquency rates for outstanding loans. Our delinquency rates for all outstanding loans that are past due for 31-90 days and 91-180 days as of September 30, 2020 were 2.13% and 4.62%, respectively, and further dropped to 1.50% and 2.53%, respectively, as of December 31,2020.

We have also provided additional credit losses for accounts receivable and contract assets, other current assets and loans receivables in the year ended December 31, 2020, due to the impact of COVID-19, other economic conditions and other factors. There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of COVID-19, possibility of a second wave in China, the development and progress of distribution of COVID-19 vaccine and other medical treatment, the potential change in user behavior, especially on internet usage due to the prolonged impact of COVID-19, the actions taken by government authorities, particularly to contain the outbreak, stimulate the economy to improve business condition, almost all of which are beyond the Company’s control. As a result, certain of our estimates and assumptions, including the allowance for credit losses, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to our current estimates in future periods.

As of December 31, 2020, we had cash and cash equivalents and restricted cash of RMB1,598.5 million (US$255.0 million). We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty.

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

The regulatory environment for the online personal finance industry in China is developing and evolving, creating both challenges and opportunities that could affect our financial performance. Due to the relatively short history of online personal finance industry in China, a comprehensive regulatory framework governing our industry is under development by the PRC government. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry” for details. While new laws and regulations or changes to existing laws and regulations could make facilitating loans to borrowers more difficult or expensive, or making such loan products more difficult for investors or institutional funding partners to accept or on terms favorable to us, these events could also provide new product and market opportunities. Since some of the regulations were promulgated in late 2017 and August 2018, the impact on our business might not be fully reflected.

Size of Borrower Base and Engagement

Our revenues are dependent on our ability to acquire new borrowers and retain existing borrowers. The size of our borrower base directly affects the total amount of loans we facilitate and in turn the service fees that we collect. The number of active borrowers on our platform increased from 2,370,510 borrowers in 2018 to 2,152,962 borrowers in 2019 and decreased to 1,663,737 borrowers in 2020, of which 1,833,513, or 77.3%, 1,437,143, or 66.8% and 1,000,714, or 60.1%, were new borrowers, respectively. In 2018, 2019 and 2020, we have facilitated RMB36,913 million, RMB39,441 million RMB29,676 million of loans on our platform, respectively. The loan facilitation amount also decreased as we took a more stringent risk policy to address COVID-19 impact. We are a leading player in the online credit card balance transfer. To date, we rely on our comprehensive suite of products and attractive fee rates to acquire new borrowers. We also utilize various marketing efforts to attract and retain borrowers. Our new borrower acquisition cost of each borrower for our loan products was RMB180 in 2018, RMB294 in 2019 and further to RMB366 in 2020. A change in our ability to attract or retain borrowers, or a change in the acquisition cost of such borrowers, may potentially affect our revenue and profitability.

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

Ability to Maintain Effective Risk Management

Our ability to effectively assess the credit risk of borrowers and classify borrowers into appropriate risk profiles impacts our ability to attract and retain borrowers and institutional funding partners, both of which directly relate to users’ confidence in our platform. The delinquency rate for all outstanding loans on our platform that were 31-60 days past due decreased from 2.40% as of December 31, 2019 to 0.79% as of December 31, 2020. The primary reasons for a general trend of decreases include (i) the change in the product mix; (ii) the proactive adjustment of our risk policies in response to the evolving environment; and (iii) our improved ability to attract and retain more borrowers with better credit score. We intend to optimize our fraud detection capabilities, improve accuracy of our credit scoring model and enhance our collection effectiveness on a continuing basis through the combination of our big-data analytical capabilities and the increasing amount of data we accumulate through our operations. See “Item 4. Information on the Company—4.B. Business Overview—Risk Management” for details.

Ability to Maintain Stable Funding Sources and Diversify and Expand Our Funding Channels

Our revenue is dependent on our ability to maintain stable funding sources and diversify and continuously expand our funding sources. At present, we have achieved 100% institutional funding for new loans facilitated through our platform, including banking financial institutions. The availability of funds affects our liquidity and the amount of transactions that we will be able to facilitate. In 2018, 88.6% of the total funding for loans we facilitated were provided by individual investors, 9.2% were provided by corporate investors and institutional funding partners, and 2.2% were provided by our own funds. In 2019, 68.1% of the total funding for loans we facilitated were provided by individual investors, 26.6% were provided by corporate investors and institutional funding partners, and 5.3% were provided by our own funds. In 2020, 4.7% of the total funding for loans we facilitated were provided by individual investors, 95.3% were provided by institutional funding partners.

The amount of funds invested by institutional funding partners significantly increased in 2020. Our collaboration with institutional funding partners affects our ability to secure sufficient and stable funding sources. The interest charged by the institutional funding partners that we collaborate impacts our pricing strategy and profitability. In light of the requirements under Circular 141 and Circular 57 promulgated in December 2017, we have reviewed and adjusted our cooperation with banking financial institution partners, such as suspending certain cooperation, to better comply with the applicable regulatory requirements. However, as we have strong funding capabilities to attract and retain various institutional funding partners, we believe adjustment in our cooperation with banking financial institution partners would not have any material and adverse impact on our business operations.

Relationship with Financial Institutional cooperators

Our collaboration with financial institutional cooperators is an important factor affecting our results of operations. We benefit from the protection of credit insurance or guarantee service which is provided by our financial institutional cooperators to investors or institutional funding in the event of borrower’s default. 54.36% of the total loan facilitation amount we facilitated in 2020 were covered by ZhongAn’s credit insurance, a listed company on Hong Kong Stock Exchange since September 2017, whose integrated risk rating was “A” for each quarter of 2020. All of our financing guarantee partners have at least AA credit rating issued by rating companies including China Lianhe Credit Rating Co., Ltd., China Chengxin Credit Management Co., Ltd. and Shenzhen Lianhe Credit Information Service Co., Ltd.. Our financing guarantee partners provide guarantee services covering both the North China and South China areas, most of which have a registered capital of more than RMB1 billion. Our financial institutional cooperators’ strong brand recognition in China assists us in expanding our investor or institutional funding base at reasonable expenses.

We also collaborate with those financial institutional cooperators to strengthen our capabilities on risk management, given that we can get their insurance or guarantee decision opinion. Our financial institutional cooperators’ credit assessment models are based on information from various databases, including PBOC CRC that is only available to licensed financial institutions. In addition to our financial institutional cooperators’ decision and input, we also factor in many layers of other decision variables to create a more comprehensive and accurate profile of the borrowers’ creditworthiness. See “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with Financial Institutional Cooperators “ for details. Changes to our arrangement with financial institutional cooperators in credit insurance or guarantee services, credit assessment and other aspects of our business could affect our investors’ confidence, the growth of our business and our profitability. In addition to our financial institutional cooperators’ insurance or guarantee protection, Shenzhen Tangren, our consolidated VIE with the financing guarantee license, currently provides a guarantee for certain loan products we facilitate, when in the event of default, Shenzhen Tangren will compensate those financial institutional cooperators for substantially all the loan principal and interest default but have not been subsequently collected. Shenzhen Tangren’s compensation obligation is capped at a certain percentage of the principal at loan facilitation as pre-agreed with them, which will not be more than the contractual guarantee fee collectible from the borrower by us across the entire portfolio. We may consider introducing other funding protection arrangements. We cannot assure you that new arrangements would be perceived by our financial institutional cooperators or institutional funding partners, which may have adverse impact on our business operations.

Loan Performance

Delinquency Rate by Balance

We define delinquency rate as the balance of the outstanding principal and accrued outstanding interest for loans that were 31 to 60 days past due as a percentage of the total balance of outstanding principal and accrued outstanding interest for the loans we facilitated as of a specific date. Loans that are delinquent for more than 60 days are charged-off and excluded in the calculation of delinquency rate by balance, except for Xiaoying Housing Loan. As Xiaoying Housing Loan is a secured loan product and we are entitled to payment by exercising our rights to the collaterals, we do not exclude Xiaoying Housing loan delinquent for more 60 days from the calculation of delinquency rate by balance. The following table provides the delinquency rates for all outstanding loans on our platform and by major products as of the respective dates indicated.

	December 31,
	2019	2020
Delinquent for 31-60 days
All outstanding loans	2.40%	0.79%
Xiaoying Credit Loan	2.69%	0.73%
Xiaoying Revolving Loan	2.05%	2.54%
Xiaoying Housing Loan	0.00%	0.00%
Loan facilitation services to other platforms	0.01%	0.00%

To make the delinquency rate by balance comparable to our peers, we also define the delinquency rate as the balance of the outstanding principal and accrued outstanding interest for loans that were 31 to 90 and 91 to 180 days past due as a percentage of the total balance of outstanding principal and accrued outstanding interest for the loans we facilitated as of a specific date. Loans that are delinquent for more than 180 days are excluded in the calculation of delinquency rate by balance, except for Xiaoying Housing Loan. The following table provides the delinquency rates for all outstanding loans on our platform and by major products as of the respective dates indicated.

	Delinquent for
	31 - 90 days	91 - 180 days
December 31, 2018
All outstanding loans	3.54%	5.28%
Xiaoying Credit Loan	3.98%	5.94%
Xiaoying Revolving Loan	7.28%	3.89%
Xiaoying Housing Loan	0.55%	2.02%
Loan facilitation services to other platforms	0.10%	0.03%
December 31, 2019
All outstanding loans	4.05%	5.11%
Xiaoying Credit Loan	4.56%	5.92%
Xiaoying Revolving Loan	3.29%	2.51%
Xiaoying Housing Loan	0.00%	0.76%
Loan facilitation services to other platforms	0.02%	0.00%
December 31, 2020
All outstanding loans	1.50%	2.53%
Xiaoying Credit Loan	1.38%	2.10%
December 31, 2018
Xiaoying Revolving Loan	4.93%	14.34%
Xiaoying Housing Loan	0.00%	0.00%
Loan facilitation services to other platforms	0.00%	0.00%

The delinquency rate for all outstanding loans on our platform that were 31-60 days past due decreased from 2.40% as of December 31, 2019 to 0.79% as of December 31, 2020. The delinquency rate for all outstanding loans on our platform that were 31-90 days past due increased from 3.54% as of December 31, 2018 to 4.05% as of December 31, 2019 and then decreased to 1.50% as of December 31, 2020 and the delinquency rate for all outstanding loans on our platform that were 91-180 days past due decreased from 5.28% as of December 31, 2018 to 5.11% as of December 31, 2019 and further to 2.53% as of December 31, 2020. The primary reasons for a general trend of decreases include (i) the change in the product mix; (ii) the proactive adjustment of our risk policies in response to the evolving environment; and (iii) our improved ability to attract and retain more borrowers with better credit score.

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

Delinquency Rate by Vintage of Xiaoying Credit Loan

The following chart displays the historical cumulative 91-day plus past due delinquency rates by loan origination vintage for all continuing Xiaoying Credit Loan facilitated through our platform up to December 31, 2020, excluding the Xiaoying Professional Loan with a term of two to three years and the Xiaoying Preferred Loan with a term of three years.

The change in such delinquency rate of Xiaoying Credit Loan was primarily due to the proactive adjustment of our risk policies in response to the evolving environment and our improved ability to attract and retain more borrowers with better credit score.

Funding

We used to obtain funding directly from individual investors and corporate investors where they can invest in loans listed on our Xiaoying Wealth Management platform by choosing the loan products with their desired term and interest rate. Currently we obtain funding from institutional funding partners such as banks and trust companies.

In 2018, 88.6% of the total funding for loans we facilitated were provided by individual investors, 9.2% were provided by corporate investors and institutional funding partners, and 2.2% were provided by our own funds. In 2019, 68.1% of the total funding for loans we facilitated were provided by individual investors, 26.6% were provided by corporate investors and institutional funding partners, and 5.3% were provided by our own funds. In 2020, 4.7% of the total funding for loans we facilitated were provided by individual investors, 95.3% were provided by institutional funding partners.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Loan facilitation service—Direct Model	2,957,572	83.6%	1,986,003	64.3%	1,266,533	194,105	57.8%
Loan facilitation service- Intermediary Model	228,272	6.4%	238,867	7.7%	41,373	6,341	1.9%
Post-origination service	131,243	3.7%	330,695	10.7%	203,842	31,240	9.3%
Financing income	76,104	2.1%	408,401	13.2%	612,863	93,925	27.9%
Other revenue	147,409	4.2%	124,084	4.0%	68,347	10,475	3.1%
Total net revenue	3,540,600	100.0%	3,088,050	100.0%	2,192,958	336,086	100.0%
Operating costs and expenses:
Origination and servicing	1,185,937	33.6%	1,634,822	52.9%	2,071,506	317,472	94.4%
General and administrative	220,024	6.2%	227,482	7.4%	179,225	27,468	8.2%
Sales and marketing	205,726	5.8%	103,158	3.3%	35,629	5,460	1.6%
Provision for contingent guarantee liabilities	216,364	6.1%	7,748	0.3%	881	135	0.0%
Provision for accounts receivable and contract assets	396,996	11.2%	241,187	7.8%	121,485	18,618	5.5%
Provision for loan receivable from Xiaoying Housing Loans	40,348	1.1%	23,431	0.8%	17,994	2,758	0.8%
Provision for loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans	—	—	37,643	1.2%	227,210	34,821	10.4%
Impairment losses on deposits to institutional cooperators:
Provision for deposits to institutional cooperators	—	—	—	—	10,318	1,581	0.5%
Impairment loss on deposits to institutional cooperators	—	—	—	—	960,000	147,126	43.8%
Credit losses for other financial assets	—	—	—	—	(975)	(148)	0.0%
Total operating expenses	2,265,395	64.0%	2,275,471	73.7%	3,623,273	555,291	165.2%
Income (loss) from operations	1,275,205	36.0%	812,579	26.3%	(1,430,315)	(219,205)	(65.2)%
Interest income (expense), net	4,225	0.1%	19,386	0.6%	21,724	3,329	1.0%
Foreign exchange gain	10	0.0%	616	—	15,399	2,360	0.7%
Investment income (loss), net	—	—	(12,538)	(0.4)%	—	—	—
Change in fair value of financial guarantee derivative	(200,971)	(5.7)%	(246,372)	(8.0)%	(163,670)	(25,084)	(7.5)%
Fair value adjustments related to Consolidated Trusts	12,359	0.3%	64,163	2.1%	(57,380)	(8,794)	(2.6)%
Other income (loss), net	(5,904)	0.2%	26,081	0.8%	12,709	1,948	0.6%
Income (loss)before income taxes and gain (loss) from equity in affiliates	1,084,923	30.6%	663,915	21.5%	(1,601,533)	(245,446)	(73.0)%
Income tax benefit (expense)	(209,921)	(5.9)%	93,103	3.0%	299,879	45,958	13.7%
Gain (loss) from equity in affiliates, net of tax	8,055	0.2%	17,458	0.6%	(6,806)	(1,043)	(0.3)%
Net income (loss)	883,057	24.9%	774,476	25.1%	(1,308,460)	(200,531)	(59.6)%

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net Revenues

The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented:

	For the Year Ended December 31,
	2019		2020
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Loan facilitation service—Direct Model	1,986,003	64.3%	1,266,533	194,105	57.8%
Loan facilitation service—Intermediary Model	238,867	7.7%	41,373	6,341	1.9%
Post-origination service	330,695	10.7%	203,842	31,240	9.3%
Financing income	408,401	13.2%	612,863	93,925	27.9%
Other revenue	124,084	4.0%	68,347	10,475	3.1%
Total net revenue	3,088,050	100.0%	2,192,958	336,086	100.0%

Loan Facilitation Service-Direct Model and Loan Facilitation Service-Intermediary Model

Loan facilitation service fee under the direct model decreased from RMB1,986.0 million in 2019 to RMB1,266.5 million (US$194.1 million) in 2020, primarily due to a decline in total loan facilitation amount as a result of a more stringent risk policy put in place to address impact of COVID-19 when compared with 2019.

Loan facilitation service fee of the intermediary model in 2020 was RMB41.4 million (US$6.3 million), compared with RMB238.9 million in 2019, primarily due to the fact that substantially all of the institutional funding partners invested their funds in the loans facilitated under direct model and/or trust model, depending on their investment strategies.

Post-origination Service

Post-origination service fee decreased from RMB330.7 million in 2019 to RMB203.8 million (US$31.2 million) in 2020 due to the cumulative effect of decreased amount of loans facilitated during the year. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

Financing Income

Financing income increased significantly from RMB408.4 million in 2019 to RMB612.9 million (US$93.9 million) in 2020 as a result of an increase in average loan balances held by the Company. These loans do not qualify for sales accounting, and the service fees are recognized as financing income over the life of the underlying financing using the effective interest method.

Other Revenue

Other revenue decreased from RMB124.1 million in 2019 to RMB68.3 million (US$10.5 million) in 2020, primarily attributable to a decrease in penalty fees for late or early repayment and commission fees for introducing borrowers to other platforms.

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our total revenues, for the periods presented.

	For the Year Ended December 31,
	2019		2020
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating costs and expenses:
Origination and servicing (1)	1,652,221	53.5%	2,071,506	317,472	94.4%
General and administrative (1)	210,083	6.8%	179,225	27,468	8.2%
Sales and marketing	103,158	3.3%	35,629	5,460	1.6%
Provision for contingent guarantee liabilities	7,748	0.3%	881	135	0.0%
Provision for accounts receivable and contract assets	241,187	7.8%	121,485	18,618	5.5%
Provision for loan receivable from Xiaoying Housing Loans	23,431	0.8%	17,994	2,758	0.8%
Provision for loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans	37,643	1.2%	227,210	34,821	10.4%
Impairment losses on deposits to institutional cooperators:
Provision for deposits to institutional cooperators	—	—	10,318	1,581	0.5%
Impairment loss on deposits to institutional cooperators	—	—	960,000	147,126	43.8%
Credit losses for other financial assets	—	—	(975)	(148)	0.0%
Total operating expenses	2,275,471	73.7%	3,623,273	555,291	165.2%

Note (1): To better reflect the origination and servicing expenses incurred in connection with the loans facilitated through the Consolidated Trusts, the management fees paid to third-party trust companies, amounting to RMB62.4 million compared with RMB17.4 million in 2019, have been reclassified from general and administrative expenses to origination and servicing expenses. The comparative figures have been reallocated to conform with the current period’s classification.

Origination and Servicing Expenses

Origination and servicing expenses increased from RMB1,652.2 million in 2019 to RMB2,071.5 million (US$317.5 million) in 2020, mainly due to an increase in collection expenses resulting from a more active policy taken to address the impact of COVID-19 and an increase in interest expense related to financing income. The increase was also effected by the insurance cost occurred during the year. For certain loans that were newly facilitated in 2020, our institutional funding partners are required to enter into an insurance agreement with ZhongAn to pay the insurance premiums. To attract institutional funding and maintain a relatively low funding cost, we at our sole discretion paid the insurance premiums for our institutional funding partners.

General and Administrative Expenses

General and administrative expenses decreased from RMB210.1 million in 2019 to RMB179.2 million (US$27.5 million) in 2020, mainly due to a decrease in share-based compensation expenses.

Sales and Marketing Expenses

Sales and marketing expenses decreased from RMB103.2 million in 2019 to RMB35.6 million (US$5.5 million) in 2020, mainly due to a reduction in promotional and advertising expenses since the outbreak of COVID-19.

Provision for Contingent Guarantee Liabilities

Provision for contingent guarantee liabilities decreased from RMB7.7 million in 2019 to RMB0.9 million (US$0.1 million) in 2020, because there was no deterioration in the estimated default rates of the loans subject to guarantee liabilities facilitated in prior periods.

Provision for Accounts Receivable and Contract Assets

Provision for accounts receivable and contract assets decreased from RMB241.2 million in 2019 to RMB121.5 million (US$18.6 million) in 2020, primarily due to the combined effect of (i) a significant decrease in accounts receivable from facilitation services and post-origination services as a result of the decline in total loan facilitation amount in 2020; and (ii) a decrease of the average estimated default rate of 2020 compared with that of 2019, resulting from the recovery of Chinese economy in the second half of 2020 which offset the increasing impact COVID-19 brought to default rates during the first half year of 2020.

Provision for loan receivable from Xiaoying Housing Loans

Provision for loan receivable from Xiaoying Housing Loans were RMB23.4 million and RMB18.0 million (US$2.8 million) during the year ended December 31, 2019 and 2020, respectively. In order to accelerate the collection process, we sold certain defaulted loans to third party companies at a discount in 2019 and 2020, transferring the creditor’ right as well as the right to the underlying collateral. We have applied a discounted cash flow methodology to measure the value of loan receivables and recognized as collectable amount. The provision for loan receivables from Xiaoying Housing Loans is determined by the expected amount that we are unable to collect. We also instituted proceedings to collect the payout amount from collaterals.

Provision for loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans

Provision for loan receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans increased from RMB 37.6 million in 2019 to RMB227.2 million (US$34.8 million) in 2020, primarily due to an increase in loans facilitated under intermediary model (Non-Trust Model). Such loans were transferred to external investors with recourse to the Group, which did not qualify for sale accounting, and therefore were subject to impairment assessment in the Group’s consolidated financial statements.

Impairment losses on deposits to institutional cooperators

We collaborate with a number of institutions that provide guarantee or insurance for loans facilitated by us. We are required to pay deposits to such institutional cooperators and the amount of deposit is separately agreed with each institutional cooperator. To maintain the collaborative relationship with one of our institutional cooperator and to avoid any material adverse impact on our current business model and future transaction cost, we used deposits amounting to approximately RMB970 million to compensate for such institutional cooperator’s loss for the amount it had paid under investors’ claims arising from borrowers’ default to repay loans. We also assumed the right of subrogation and related rights against the defaulting borrowers which were sold to a third party with the consideration of RMB10.0 million. We have recognized above loss of RMB960 million as impairment of the deposits and has also provided an allowance for impairment of RMB10.3 million for the potential losses of the remaining deposits in 2020.

Change in Fair Value of Financial Guarantee Derivative

Change in fair value of financial guarantee derivative decreased from RMB246.4 million in 2019 to RMB163.7 million (US$25.1 million) in 2020, primarily due to the decline of the estimated net default rate and the decrease of the estimated payment to financial institutional cooperators based on the pre-agreed cap from RMB2,270.6 million in 2019 to RMB1,796.4 million in 2020.

Fair Value Adjustment Related to Consolidated Trusts

Fair value adjustment related to the Consolidated Trusts consists of the net change in the fair value of loans and payables to investors in the Consolidated Trusts. We recorded income of fair value adjustments related to Consolidated Trusts of RMB64.2 million in 2019, compared with a loss of fair value adjustments related to Consolidated Trusts of RMB57.4 million (US8.8 million) in 2020.

Income Tax Benefit (Expense)

Income tax benefit in 2020 was RMB299.9 million (US$46.0 million), compared with income tax benefit of RMB93.1 million in 2019, primarily due to an increase net operating losses that can be carried forward to future years.

Net Income (Loss)

As a result of the foregoing, our net loss in 2020 was RMB1,308.5 million (US$200.5 million) , compared with net income of RMB774.5 million in 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net Revenues

The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented:

	For the Year Ended December 31,
	2018		2019
	RMB	%	RMB	%
Net revenues
Loan facilitation service—Direct Model	2,957,572	83.6%	1,986,003	64.3%
Loan facilitation service—Intermediary Model	228,272	6.4%	238,867	7.7%
Post-origination service	131,243	3.7%	330,695	10.7%
Financing income	76,104	2.1%	408,401	13.2%
Other revenue	147,409	4.2%	124,084	4.0%
Total net revenue	3,540,600	100.0%	3,088,050	100.0%

Loan Facilitation Service-Direct Model and Loan Facilitation Service-Intermediary Model

Loan facilitation service fee under the direct model decreased from RMB2,957.6 million in 2018 to RMB1,986.0 million in 2019. The decrease was primarily due to (i) our gradual shift in funding from individual investors to institutional funding partners since early 2019 in response to the enhanced regulatory restrictions in the online consumer financing industry, as a result of which more loans were funded by institutional funding partners through newly established Consolidated Trusts where the revenue associated with such Consolidated Trusts were recorded as financing income over the life of the underlying loans using the effective interest method instead of being recognized at which time the facilitation service is considered completed, and (ii) a decrease in the loan facilitation amount of Xiaoying Credit Loan as a percentage of our total loan facilitation amount from 88.5% in 2018 to 75.6% in 2019, the service fee rates of which are generally higher than other products.

Loan facilitation service fee of the intermediary model increased by 4.6% from RMB228.3 million in 2018 to RMB238.9 million in 2019. The increase was mainly attributable to an increase in the total volume of products offered under the intermediary model.

Post-origination Service

Post-origination service fee increased significantly from RMB131.2 million in 2018 to RMB330.7 million in 2019 due to our shift in strategy to focus on collection service to enhance effectiveness. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

Financing Income

Financing income increased significantly from RMB76.1 million in 2018 to RMB408.4 million in 2019 as a result of the increased number of newly established Consolidated Trusts administered by unrelated third-party trust companies that were offered to investors through our Consolidated Trust business.

Other Revenue

Other revenue decreased from RMB 147.4 million in 2018 to RMB124.1 million (US$17.8 million) in 2019, primarily attributable to a decrease in penalty fees for late or early repayment.

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our total revenues, for the periods presented.

	For the Year Ended December 31,
	2018		2019
	RMB	%	RMB	%
	(in thousands, except for percentages)
Operating costs and expenses:
Origination and servicing	1,185,937	33.6%	1,634,822	52.9%
General and administrative	220,024	6.2%	227,482	7.4%
Sales and marketing	205,726	5.8%	103,158	3.3%
Provision for contingent guarantee liabilities	216,364	6.1%	7,748	0.3%
Provision for accounts receivable and contract assets	396,996	11.2%	241,187	7.8%
Provision for loan receivable from Xiaoying Housing Loans	40,348	1.1%	23,431	0.8%
Provision for loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans	—	—	37,643	1.2%
Total operating expenses	2,265,395	64.0%	2,275,471	73.7%

Origination and Servicing Expenses

Origination and servicing expenses increased from RMB1,185.9 million in 2018 to RMB1,634.8 million in 2019, mainly due to an increase in collection expenses and customer acquisition costs for the growing business during 2019, and an increase in interest expense related to loans facilitated through the Consolidated Trusts.

General and Administrative Expenses

General and administrative expenses increased from RMB220.0 million in 2018 to RMB227.5 million in 2019, mainly due to an increase in management fee paid to third-party trusts companies amounting to RMB15.6 million, an increase in labor costs amounting to RMB3.8 million and an increase of insurance of liabilities of board of directors amounting to RMB6.3 million, which was partially offset by a decrease in consulting service fees.

Sales and Marketing Expenses

Sales and marketing expenses decreased from RMB205.7 million in 2018 to RMB103.2 million in 2019, mainly due to a reduction in promotional and advertising expenses.

Provision for Contingent Guarantee Liabilities

Provision for contingent guarantee liabilities decreased from RMB 216.4 million in 2018 to RMB7.7 million in 2019, because there was no deterioration in the estimated default rates of the loans subject to guarantee liabilities facilitated in prior periods.

Provision for Accounts Receivable and Contract Assets

Provision for accounts receivable and contract assets decreased from RMB397.0 million in 2018 to RMB241.2 million in 2019, primarily due to a decrease in accounts receivable and contract assets which was in line with an increase in the proportion of net revenue generated by the loans facilitated through the Consolidated Trusts as the associated revenue is recorded under financing income and recognized over time and the corresponding receivables would be settled monthly.

Provision for loan receivable from Xiaoying Housing Loans

Provision for loan receivable from Xiaoying Housing Loans were RMB40.3 million and RMB23.4 million during the year ended December 31, 2018 and 2019, respectively. In order to accelerate the collection process, we transferred the creditors’ rights of certain defaulted loans as well as the underlying collateral rights to third party companies at a discount in 2018 and 2019. We have applied a discounted cash flow methodology to measure the value of loan receivables and recognized as collectable amount, the allowance for loan receivables from Xiaoying Housing Loans is determined by expected amount that is unable to collect by us. We also institute proceedings to collect the payout amount from collaterals.

Provision for loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans

Provision for loan receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans in 2019 was RMB37.6 million. Due to the more stringent regulatory measures, the assets transferals in the online lending market has been less active than the previous year. As of December 31, 2019, we reassessed our intent and ability to transfer the loans based on the loan transfer record in 2019, and decided to reclassify loans held for sale to loans receivables from Xiaoying Credit Loans and Xiaoying Revolving loans.

Change in Fair Value of Financial Guarantee Derivative

Change in fair value of financial guarantee derivative increased from RMB201.0 million in 2018 to RMB246.4 million in 2019, as the financial guarantee derivative are recorded under New ZhongAn Model since September 2017 and the estimated payment to ZhongAn based on the pre-agreed cap increased from RMB1,784.8 million in 2018 to RMB2,270.6 million in 2019.

Fair Value Adjustment Related to Consolidated Trusts

Fair value adjustment related to the Consolidated Trusts consists of the net change in the fair value of loans and payables to investors in the Consolidated Trusts. We recorded income of fair value adjustments related to Consolidated Trusts of RMB12.4 million and RMB64.2 million for the year ended December 31, 2018 and 2019, respectively.

Income Tax Benefit (Expense)

Income tax benefit was RMB93.1 million in 2019, compared with an income tax expenses of RMB209.9 million in 2018. The decrease was primarily due to one of our major consolidated subsidiaries qualifying as a software enterprise in early May 2019, which entitles it to a tax exemption for the tax filing of 2018 and the preferential tax rate of 12.5% from 2019 to 2021.

Net Income

As a result of the foregoing, our net income decreased from RMB883.1 million in 2018 to RMB774.5 million in 2019.

Discussion of Key Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheet as of December 31, 2018, 2019 and 2020. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Assets
Cash and cash equivalents	1,069,361	1,005,980	746,388	114,389
Restricted cash	208,345	514,323	852,134	130,595
Accounts receivable and contract assets, net	1,379,293	771,154	413,307	63,342
Short-term investment	—	—	6,000	920
Loans receivable from Xiaoying Credit Loans and Revolving Loans, net	—	289,553	1,236,026	189,429
Loan receivable from Xiaoying Housing Loans, net	128,101	89,536	47,490	7,278
Loans held for sale	632,717	—	—	—
Loans at fair value	33,417	2,782,333	1,585,732	243,024
Deposits to institutional cooperators, net	—	518,720	907,923	139,145
Prepaid expenses and other current assets	115,193	707,450	403,776	61,882
Financial guarantee derivative	358,250	719,962	297,928	45,659
Amount due from related party	20,000	—	—	—
Deferred tax assets, net	346,648	465,441	605,656	92,821
Long-term investments	287,223	292,142	295,615	45,305
Property and equipment, net	23,215	20,139	11,137	1,707
Intangible assets, net	28,400	35,127	37,440	5,738
Other non-current assets	6,806	68,772	51,458	7,886
Total Assets	4,636,969	8,280,632	7,498,010	1,149,120
Liabilities
Payable to investors at fair value	—	3,006,349	1,914,184	293,362
Payable to institutional funding partners	—	—	1,460,395	223,815
Guarantee liabilities	20,898	17,475	9,790	1,500
Financial guarantee derivative	—	—	130,442	19,991
Short-term borrowings	198,000	—	350,545	53,723
Accrued payroll and welfare	93,464	63,649	34,781	5,330
Other tax payable	134,129	58,087	73,077	11,201
Income tax payable	312,238	340,995	75,917	11,635
Deposit payable to channel cooperators	134,042	108,923	21,472	3,291
Accrued expenses and other current liabilities	178,702	274,440	323,748	49,617
Other non-current liabilities	—	42,300	27,615	4,232
Deferred tax liabilities	47,428	1,309	—	—
Total Liabilities	1,118,901	3,913,527	4,421,966	677,697

Accounts receivable and contract assets, net. Accounts receivable and contract assets consist primarily of the service fees earned from our customers. Our accounts receivable and contract assets decreased by 46.4% from RMB771.1 million as of December 31, 2019 to RMB413.3 million (US$63.3 million) as of December 31, 2020, primarily due to a decline in total loan facilitation amount as a result of a more stringent risk policy put in place to address impact of COVID-19 when compared with 2019 and our strategy of accelerating the collection of outstanding account receivables. Our accounts receivable and contract assets decreased by 44.1% from RMB1,379.3 million as of December 31, 2018 to RMB771.1 million as of December 31, 2019.

Loans receivable from Xiaoying Credit Loans and Revolving Loans, net. For those loans that the Group provides credits to borrowers using its own fund but fail to have certain marketing plans to transfer, or those transfer of loans that fails to meet to criteria of true sale under ASC 860 (see accounting policy under “Sale and Transfers of Financial Instruments”), they are accounted for as loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans. Our loans receivable from Xiaoying Credit Loans and Revolving Loans increased from RMB289.6 million as of December 31, 2019 to RMB1,236.0 million as of December 31, 2020, primarily due to an increase in loans facilitated under intermediary model (Non-Trust Model) that were not yet transferred to external investors in a transaction qualifying for sale accounting.

Loans held for sale. Loans held for sale consist of loans facilitated through the intermediary model that have not yet been transferred to institutional funding partners at the period end, which are accounted for as held for sale as we do not have intention to retain such loans. Our loans held for sale decreased from RMB632.7 million as of December 31, 2018 to nil as of December 31, 2019.As of December 31, 2019, we reclassified loans held for sale to loans receivables from Xiaoying Credit Loans and Xiaoying Revolving loans after reassessing our intent and ability to transfer these loans.

Loans at fair value. Loans at fair value consist primarily of the loans underlying our Consolidated Trusts. Our loans at fair value decreased from RMB2,782.3 million as of December 31, 2019 to RMB1585.7 million (US$243.0 million) as of December 31, 2020, primarily due to the termination of a portion of the Consolidated Trusts administered by unrelated third-party trust companies that were offered to investors through our Consolidated Trust business. Our loans at fair value increased significantly from RMB33.4 million as of December 31, 2018 to RMB2,782.3 million as of December 31, 2019.

Deposits to institutional cooperator. Deposits to cooperators relate to the pledged cash to our financial institutional cooperators and the amount of deposit is separately agreed with each institutional cooperator. the deposits paid to our financial institutional cooperators increased from RMB518.7 million as of December 31, 2019 to RMB907.9 million (US$139.1 million) as of December 31, 2020. As one of the risk management measures, our financial institutional cooperators started to request deposits from us since November, 2019.

Prepaid expenses and other current assets. Prepaid expenses and other current assets decreased from RMB707.5 million as of December 31, 2019 to RMB403.8 million (US$61.9 million) as of December 31, 2020, primarily due to the repayment of earnings rights associated with loan assets, amounting to RMB120 million and the decrease of prepaid expenses to various service providers from RMB160.7 million as of December 31, 2019 to RMB56.4 million as of December 31, 2020. Prepaid expenses and other current assets increased significantly from RMB115.2 million as of December 31, 2018 to RMB1,226.2 million as of December 31, 2019.

Payable to institutional funding partners. As a result of the failure of satisfying the criteria of true sale under ASC 860, the corresponding considerations received from the institutional funding partners were recorded in “Payable to institutional funding partners” in the consolidated balance sheet. The considerations received by the Group were determined based on the outstanding loan balances on the transaction dates. As the Group entitles them to receive a fixed interest rate in the loans which the institutional funding partners purchased, an accrued interest expenses payable to them was also recorded in “Payable to institutional funding partners” in the consolidated balance sheet. Payable to institutional funding partners was RMB1,460.4 million (US$223.8 million) as of December 31, 2020 compared with nil as of December 31,2019.

Payable to investors at fair value. Our payable to investors at fair value were RMB3,006.3 million and RMB1,914.2 million (US$293.4 million) as of December 31, 2019 and 2020 respectively, primarily due to the termination of a portion of the Consolidated Trusts administered by unrelated third-party trust companies that were offered to investors and institutional funding partners through our Consolidated Trust business. Our payable to investors and institutional funding partners at fair value of the Consolidated Trusts were nil and RMB3,006.3 million as of December 31, 2018 and 2019 respectively.

Guarantee liabilities. Guarantee liabilities primarily represent our constructive obligation to make future payments under Old ZhongAn Model. Our guarantee liabilities decreased from RMB17.5 million as of December 31, 2019 to RMB9.8 million (US$1.5 million) as of December 31, 2020, primarily due to the change in the estimated default rates of the loans subject to guarantee liabilities facilitated in prior periods. Our guarantee liabilities decreased from RMB20.9 million as of December 31, 2018 to RMB17.5 million as of December 31, 2019.

Financial Guarantee Derivative. For most of newly facilitated Xiaoying Card Loans and Xiaoying Revolving Loans, our exposure is limited to the contractual guarantee fee that we cannot collect under the agreement from the borrower as a result of default or prepayment but are still obligated to compensate ZhongAn/ financial guarantee companies based on the contractual guarantee fee up to the pre-agreed cap. The derivative liability is increased by the guarantee fees collected from the borrowers upon receipt as we expect all the fees to be ultimately paid to ZhongAn/ financial guarantee companies. When we settle the guarantee liability through performance of the guarantee by making payments to ZhongAn/ financial guarantee companies, we record a corresponding deduction to the derivative liability. As of December 31, 2019 and 2020, financial guarantee derivatives related to Zhongan has an asset position of RMB719,962,262 and RMB297,928,065 (US$ 45,659,474) respectively, primarily due to the time lag between the payments to ZhongAn and the collection of monthly guarantee service fees from borrowers. As of December 31, 2019 and 2020, the cumulative amount paid to ZhongAn was greater than the cumulative monthly guarantee service fees collected from borrowers. However, the total amount paid to ZhongAn was still within the pre-agreed Cap with ZhongAn. The excess is expected to be fully collected from the borrowers during the remaining term of the underlying loans. As of December 31, 2020, financial guarantee derivatives related to financial guarantee companies has a liability position of RMB130,442,111 (US$19,991,128). As of December 31, 2018 and 2019, financial guarantee derivative had an asset position of RMB358.3 million and RMB720.0 million respectively. The increase in the derivative asset position was primarily due to an increase of the pre-agreed Cap with Zhongan, which on the other hand resulted in decrease of the net revenue and accounts receivable, so as to maintain the APR in an acceptable range to attract and retain borrowers. The pre-agreed Cap was determined based on the market price and negotiated after a certain period of observation of the industry environment and economic risk to Company. As of December 31, 2018 and 2019, the cumulative amount paid to ZhongAn was greater than the cumulative monthly guarantee service fees collected from borrowers. However, the total amount paid to ZhongAn was still within the pre-agreed Cap with ZhongAn. The excess is expected to be fully collected from the borrowers during the remaining term of the underlying loans.

Deposit payable to channel cooperators. Deposit payable to channel cooperators represents the deposit paid to us from our channel cooperators which refer borrowers to investors on our platform or our insertional funding partners. Our deposit payable to channel cooperators decreased from RMB108.9 million as of December 31, 2019 to RMB21.5 million (US$3.3 million) as of December 31, 2020. Our deposit payable to channel cooperators decreased by 18.7% from RMB134.0 million as of December 31, 2018 to RMB108.9 million as of December 31, 2019.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

China

Our subsidiaries and consolidated VIEs established in the PRC are subject to an income tax rate of 25% in the years presented. As stipulated by the Taxation Law of PRC, (i) one subsidiary became qualified enterprises to enjoy the preferential income tax rate of 15% from 2018 to 2019; (ii) one VIE in Shenzhen became qualified enterprises to enjoy the preferential income tax rate of 15% from 2018 to 2020; and (iii) one of our major consolidated subsidiaries was certified as software enterprise in early May 2019 to enjoy the preferential income tax rate of 12.5% from 2019 to 2021.

We are subject to value added tax, or VAT, at a rate of 6% on the services we provide to borrowers, investors and institutional funding partners, and at a rate of 13% on the commodities we sold on our online shopping mall, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. VAT has been phased in since May 2012 to replace the business tax that was previously applicable to the services we provide. During the periods presented, we were not subject to business tax on the services we provide.

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

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.”

Critical Accounting Policies, Judgments and Estimates

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

Revenue recognition

We provide services as an online marketplace connecting borrowers and investors or institutional funding partners primarily through the use of two business models. The major products offered by us include Xiaoying Credit Loan and Xiaoying Revolving Loan. Xiaoying Credit Loan mainly consists of Xiaoying Card Loan and Xiaoying Preferred Loan products. The major product under the category Xiaoying Revolving Loan is Yaoqianhua which was previously named as Xiaoying Wallet. Revenue is the transaction price we expect to be entitled to in exchange for the promised services in a contract in the ordinary course of our activities and is recorded net of value-added tax. The services to be accounted for include loan facilitation service, post-origination service (e.g. cash processing and collection services) and guarantee service.

The direct model involves matching borrowers with investors or institutional funding partners who directly fund the credit drawdowns to the borrowers. We have determined that we are not the legal lender or borrower in the loan origination and repayment process, but act as an intermediary to bring the lender and the borrower together. Therefore, we do not record the loans receivable or payable arising from the loans facilitated between the investors or institutional funding partners and borrowers on our platform.

The intermediary model involves us initially providing credit to borrowers using our own funds through an intermediary and subsequently selling the loans, including all of the creditor rights in the loans to external investors or institutional funding partners on our platform within a short period of time.

Loans we facilitate typically have a term of less than 1 year. For each loan facilitated either through the direct model or intermediary model, we charge a service fee, which is payable by the borrower, for all three services provided. No application fee is charged to borrowers or investors or institutional funding partners. According to the contractual agreement with borrowers, upon the inception of the loan, we have the unconditional right to the entire service fee regardless of whether subsequent post-origination or guarantee services are provided by us or timing of repayment of the loan. Since September 2017, for certain Xiaoying Card Loans facilitated, the borrower can early repay the loans with a portion of the monthly service fees for the remaining period being waived.

In order to be more competitive by providing a certain level of assurance to the investors or institutional funding partners, for certain loans facilitated by our platform, either borrowers or institutional investors or institutional funding partners are required to directly sign a credit insurance agreement with ZhongAn to protect investors against the risk of borrower default.

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

Under New ZhongAn Model, for most Xiaoying Card Loans newly facilitated since September 2017 and certain Xiaoying Revolving Loans that are repaid in installments by borrowers, borrowers are required to enter into a guarantee agreement and an insurance agreement with us and ZhongAn, respectively, to pay the guarantee fee and insurance fee to the respective party at a pre-agreed rate, or borrowers are required to enter into a guarantee agreement with us to pay the guarantee fee at a pre-agreed rate while at the same time, it is the institutional investors who enter into an insurance agreement with ZhongAn and we voluntarily pay the insurance fee to ZhongAn. Upon borrower’s default, ZhongAn reimburses the full loan principal and interest to the investor or institutional funding partners first, and has the right to recourse to both the borrower and us, but our contractual obligation at any time is limited to a cap (the “Cap”) which is the lower of (1) total amount of guarantee fees contractually required to be collected from the borrowers for such loans facilitated during the current period on an aggregated basis, and (2) a certain percentage of the total principal of the loans facilitated stated in annualized manner, as pre-agreed with ZhongAn (the “Rate”). The contractual guarantee fees in (1) is not influenced by default or early repayment of borrowers. We have no obligation or intention to compensate ZhongAn for any losses in excess of the contractual obligation. The Rate will be negotiated prospectively at each quarter between the two parties based on the expected default rate. As such, the actual loss in excess of the Cap was absorbed by ZhongAn. ZhongAn ultimately bears substantially all of the credit risk. Our exposure in this arrangement is limited to the default and prepayment risk in relation to the guarantee fee when we cannot collect the guarantee fee under the agreement with the borrower on an individual basis but is still obligated to compensate ZhongAn up to the Cap on a pool basis. We evaluated the guarantee arrangement pursuant to ASC Topic 815 and concluded that the arrangement meets the definition of a derivative and that it is not eligible for the guarantee scope exception. Therefore, the guarantee is recognized as a derivative/asset liability at fair value and is not accounted for pursuant to ASC Topic 460 or 450.

Under New ZhongAn Model, for most Xiaoying Preferred Loan products newly facilitated since September 2017, the borrowers are required to enter into an insurance agreement with ZhongAn only at a rate set by ZhongAn. No separate guarantee agreement is signed by the borrower with us and no additional guarantee fee is charged from the borrower. Upon borrower’s default, ZhongAn reimburses the full loan principal and interest to the investor or institutional funding partners. We collect the defaulted amount from borrowers on behalf of ZhongAn but has no obligation and it is no longer our intention to compensate ZhongAn for the defaulted loan principal and interest not subsequently collected in the future. ZhongAn is fully liable for all the borrower’s credit risk associated with the defaulted principal and interest of the loan. Therefore for these loans, we provide loan facilitation and post-origination services but no longer provides guarantee service. We do not record guarantee liabilities associated with these loans or related account receivables from guarantee services. Under the Direct Model, the total transaction price is directly allocated to the facilitation service and post-origination service. Under the Intermediary—non-trust model, upon transfer of the loan to third party investors, we recognize the difference between (1) the proceeds received from the investors and accounts receivable and (2) the carrying value of the loan as a gain of sale, which effectively represents the service fees earned from facilitation of the loans under Intermediary Model, as the “Loan facilitation service—Intermediary Model” in the consolidated statements of comprehensive income (loss).

For certain loans that were newly facilitated in 2020, the institutional funding partners as policyholder and insured party are required to enter into an insurance agreement with ZhongAn to pay the insurance premiums. To attract institutional funding and maintain a relatively low funding cost, we at our sole discretion paid the insurance premiums. The borrowers are still required to enter into a guarantee agreement with us to pay the guarantee fee at a pre-agreed rate. The obligation/ credit risk/ exposure of us and Zhongan to compensate the defaulted loans has no change with “New ZhongAn Model”.

Starting from 2020, we enter into a series of arrangements with various external financing guarantee companies, which is similar to “New ZhongAn Model” with limited exposure to compensate these financing guarantee companies based on the contractual guarantee fee up to the pre-agreed cap when borrowers’ default occur.

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

•                  Step 2: Identify the performance obligations in the contract

•                  Step 3: Determine the transaction price

•                  Step 4: Allocate the transaction price to the performance obligations in the contract

•                  Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

We determine our customers to be both the investors borrowers and the investors or institutional funding partners. We consider the loan facilitation service, guarantee service and post-origination service as three separate services, of which, the guarantee service is accounted for in accordance with ASC Topic 460, Guarantees . While the post-origination service is within the scope of ASC Topic 860, the ASC Topic 606 revenue recognition model is applied due to the lack of definitive guidance in ASC Topic 860. The loan facilitation service and post-origination service are two separate performance obligations under ASC 606, as these two deliverables are distinct in that customers can benefit from each service on its own and our promises to deliver the services are separately identifiable from each other in the contract.

We determine the total transaction price to be the service fees which are chargeable from the borrowers or institutional funding partners, including the guarantee fees charged by us under the separate guarantee agreement with the borrowers for certain type of Xiaoying Card Loan that are newly facilitated since September 2017. Our transaction price includes variable consideration in the form of prepayment risk for certain products. We reflect, in the transaction price the prepayment risk and estimates variable consideration for these contracts using the expected value approach on the basis of historical information and current trends of the prepayment percentage of the borrowers. The transaction price is allocated amongst the guarantee service, if any, and two performance obligations.

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

For each type of service, we recognize revenue when (or as) the entity satisfies the service/performance obligation by transferring a promised good or service (that is, an asset) to a customer. Revenues from loan facilitation are recognized at the time a loan is originated between the investor and borrower and the investor or institutional funding partner and the principal loan balance is transferred to the borrower, at which time the facilitation service is considered completed. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are provided. Revenues from guarantee services are recognized at the expiry of the guarantee term when there had been no defaults. Except for certain loan products offered since September 2017, the collection of service fees is not conditional on the provision of subsequent post-origination or guarantee services.

Intermediary model

Starting from 2018, we cooperate with several microcredit companies who use their own funds to provide credit to borrowers first. We provide facilitation and post-origination services for these loans and receive service fees from borrowers. These microcredit companies transfer their rights as creditors shortly to SPVs controlled by us at the price of the carrying amount of the outstanding loan principal balance and accumulated accrued interest not paid by the borrowers as of the day on which the creditor’s rights are legally transferred to SPVs. The SPVs usually further transfer their creditor’s rights to third party investors or institutional funding partners in a short period at the price of the carrying amount of the outstanding loan principal balance and the accumulated accrued interest not paid by the borrowers as of the day on which the creditor’s rights are legally transferred to investors or institutional funding partners. We account the relevant interest and service fees received from the borrowers as the financing income and the fee charged by the microcredit companies, which is proportionate to the loans facilitated as the origination and servicing cost in its consolidated financial statements.

Under the intermediary business model, we provide the funds that are loaned to borrowers and agree to take predominantly all the risk arising from potential breaches of agreement by the borrowers receiving financing.

We provide financing to borrowers on our platform and the loans are initially recorded on the consolidated balance sheet as loans held for sale or loans receivable from Xiaoying credit loans and Xiaoying revolving loans. These loans carry the same insurance/ guarantee agreement with external institutional co-operators as loans facilitated under the direct model, which is attached to the loan and transfers along with the loan. We also charge service fees in the same manner as loans facilitated under the direct model.

Intermediary Model—Non-Trust Model

The transfer of loans (including the creditor rights) to external investors or institutional funding partners not involving trust structure is accounted for as a true sale under ASC 860 (see accounting policy under “Sales and Transfers of Financial Instruments”). Upon sale, we record a guarantee liability in accordance with ASC 460 in relation to the on-going guarantee services to be provided to the investors or institutional funding partners, consistent with the loans facilitated under the direct model. We continue to provide post-origination services to the loans subsequent to their sale in the same manner as we service the loans facilitated under the direct model. No additional service fee is charged. Similar to the loans facilitated under the direct model, we charge and collect service fees from the borrowers in relation to the transferred loans on a monthly basis. The difference between (1) the proceeds received from the investors or institutional funding partners and accounts receivable and contract assets (see accounting policy under “Accounts receivable and contract assets and allowance for uncollectible accounts receivable and contract assets”) and (2) the sum of the carrying value of the loans and the fair value of the guarantee liability is recognized as a gain of sale, which effectively represents the service fees earned from facilitation of the loans under intermediary model, as the “Loan facilitation service—Intermediary Model” in the consolidated statements of comprehensive income (loss). For certain loans facilitated since September 2017, given that we no longer provide guarantee services and we do not record any guarantee liabilities associated with those loans or related account receivable from guarantee services, the gain of sale is the difference between (1) the proceeds received from the investors or institutional funding partners and accounts receivable and (2) the carrying value of the loan. The subsequent accounting for post-origination service and guarantee services is consistent with that for loans facilitated under the direct model.

Loans that were not yet transferred to external investors or institutional funding partners or have been transferred but such transaction does not qualify for sale accounting was recorded in “Loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans” in the consolidated balance sheets.

Intermediary Model—Trust Model

The transfer of loans to institutional funding partners under the intermediary model often involves transferring the loans to a trust formed and operated by unrelated third party trust companies. We consolidate such trusts under the VIE model. We also elect to apply fair value option to these loans at the date of origination. Loans transferred to Consolidated Trusts do not qualify for sales accounting as the transfer is to a consolidated subsidiary. The loans are recorded as “Loans at fair value” in the consolidated balance sheets. We recognize as revenue under “financing income” the service fees and interests charged to the borrowers over the lifetime of the loans using effective interest method.

The online intermediary model ceased in April 2017 and the offline intermediary model with funding from banking financial institution partners ceased in February 2018 to comply with the promulgated regulatory requirements. We continue the operations through the offline intermediary model with funding from other partners to the extent permitted under applicable laws and regulations.

Contract balance

We did not enter into contracts with customers that were greater than one year for substantially all products for the year ended December 31, 2018, 2019 and 2020. We historically did not record any contract liabilities for both 2019 and 2020 and did not record any contract asset prior to September 2018. For certain Xiaoying Card Loan products facilitated since September 2017, the borrower can early repay the loans in which case a portion of the monthly service fees for the remaining period is waived. We do not have unconditional right to the consideration at the loan inception and record a corresponding contract asset when recognizing revenue from facilitation service. The contract asset will not be reclassified to a receivable given that the right to invoice and the payment due date is the same date. During 2020, we determined that the consideration for these loan products to no longer be probable that substantially all of the consideration will be collected from our customers, therefore no contract assets were recognized. Revenue for these loan products are recognized when the collection of consideration becomes probable.

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

Financing Income

Financing income consists primarily the financing fees we charge for the loans facilitated through the Consolidated Trusts, including interest income and service fees generated from providing loan facilitation, guarantee and post-origination services to the investors and institutional funding partners of the Consolidated Trusts and are recorded as revenue over the life of the underlying financing using the effective interest method.

Financing income also includes financing fees, including interest income and service fee, from loans held for sale and loans receivables from Xiaoying Credit Loan and Xiaoying Revolving Loan that have not yet been transferred to external investors or institutional funding partners or have been transferred but such transaction does not qualify for sale accounting under the Intermediary Model.

Other revenue

Other revenue primarily includes penalty fees for loan prepayment and late payment, administration fee for transferring loans between investors on our platform, commission fees for introducing borrowers to other platforms and commission fees from Xiaoying Online Mall. The penalty fees, which are fees paid to us, will be received as a certain percentage of past due amounts in the case of late payments or a certain percentage of interest over the prepaid principal loan amount in the case of prepayment. Penalty fees are contingency-based variable considerations and constrained by the occurrence of delinquency or prepayment. They are recognized when the uncertainty associated with the variability is resolved, that is, when the underlying event occurs. The administration fees for transferring loans between investors and commission fees for introducing borrowers to other platforms are recognized when the obligation is fulfilled and is confirmed by the other platforms.

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

2.              The transferee or beneficial interest holders have the right to pledge or exchange the transferred financial assets; and

3.     The transferor, its consolidated affiliates included in the financial statements being presented, or its agents do not maintain effective control of the transferred asset. A transferor’s effective control over the transferred financial assets includes, but is not limited to, any of the following:

a.An agreement that both entitles and obligates the transferor to repurchase or redeem the transferred financial assets before their maturity.

b. An agreement, other than through a cleanup call that provides the transferor with both of the following: (i) The unilateral ability to cause the holder to return specific financial assets. (ii) A more-than-trivial benefit attributable to that ability; and

c. An agreement that permits the transferee to require the transferor to repurchase the transferred financial assets at a price that is so favorable to the transferee that it is probable that the transferee will require the transferor to repurchase them.

Under the intermediary model, we, through our Intermediary, facilitates credits to borrowers and subsequently transfers the loans (including the creditor rights) to third party investors or institutional funding partners at face value within a short period of time. When the loan (including the creditor rights) is transferred, the transferee becomes the direct counterparty to the borrower and the legal record holder of the loan upon transfer. The transfer is accounted for as a sale, when (1) the transferred loans are considered legally isolated from the assets of us and its creditors even in the bankruptcies under the PRC laws and regulations, (2) the investors or institutional funding partners (transferees) can freely pledge or exchange the transferred loans, and (3) we do not maintain effective control over the transferred loans. The cash flows related to the origination and transfer of these loans are presented as “Origination of loans held for sale” and “Sale of loans held for sale”, respectively, within operating cash flows in the consolidated statement of cash flows. When a transfer does not qualify for sale accounting, e.g. when the Group sells loans with recourse to the Group, the transferred financial asset remains in the statement of financial position and a financial liability is recognized for any consideration received.

For certain loans facilitated through the intermediary model, borrowers are required to pledge properties to one of our consolidated VIE entities (other than the intermediary or the SPV conducting the facilitation and transfer of the loan) as collateral for the guarantee that we are providing to ZhongAn against borrower’s default. It is a separate arrangement with different counterparties from the loan provided by us. While the creditor’s right of the loan is transferred to third party investors or institutional funding partners, the lien remains under our name and in security for us agreeing to provide the guarantee to ZhongAn. The holding of the lien does not affect the creditor’s right in the loan being fully transferred. Provided all aforementioned conditions under sales accounting are met, the transfer of such loans with collateral are accounted for as a sale.

Guarantee Arrangement

We have guarantee service which is directly and indirectly provided to the investors or institutional funding partners. If a borrower defaults, the investor is compensated for the defaulted principal and interest. Under Old ZhongAn Model, in order to maintain stable business relationship with ZhongAn, we, although not contractually obligated, at our own discretion compensated ZhongAn for substantially all the loan principal and interest default but have not been subsequently collected. At the inception of each loan, we recognize the guarantee liability at fair value in accordance with ASC 460-10, which incorporates the expectation of potential future payments under the guarantee and takes into both non-contingent and contingent aspects of the guarantee. Subsequent to the loan’s inception, the guarantee liability is composed of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. The liability recorded based on ASC Topic 460 is determined on a loan by loan basis and it is reduced when we are released from the underlying risk, i.e. as the loan is repaid by the borrower or when the investor or institutional funding partners is compensated in the event of a default. This component is a stand-ready obligation which is not subject to the probable threshold used to record a contingent obligation. When we are released from the stand-ready liability upon expiration of the underlying loan, we record a corresponding amount as “Other revenue” in the consolidated statement of comprehensive income. The other component is a contingent liability determined based on probable loss considering the actual historical performance and current conditions, representing the obligation to make future payouts under the guarantee liability in excess of the stand-ready liability, measured using the guidance in ASC Topic 450. The ASC Topic 450 contingent component is determined on a collective basis and loans with similar risk characteristics are pooled into cohorts for purposes of measuring incurred losses. The ASC 450 contingent component is recognized as part of operating expenses in the consolidated statement of comprehensive income. At all times the recognized liability (including the stand-ready liability and contingent liability) is at least equal to the probable estimated losses of the guarantee portfolio.

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

Under New ZhongAn Model, we no longer record any guarantee liability in accordance with ASC Topic 460 for substantially all Xiaoying Preferred Loans. For most Xiaoying Card Loans newly facilitated since September 2017 and certain Xiaoying Revolving Loans that are repaid in installments by borrowers, our exposure is limited to the contractual guarantee fee that we cannot collect under the agreement from the borrower as a result of default or prepayment but are still obligated to compensate ZhongAn based on the contractual guarantee fee up to the Cap. The Cap is the lower of (1) total amount of guarantee fees contractually required to be collected from the borrowers for such loans facilitated during the current period on an aggregated basis, and (2) a certain percentage of the total principal of the loans facilitated stated in annualized manner, as pre-agreed with ZhongAn (the “Rate”). The contractual guarantee fees in (1) is not influenced by default or early repayment of borrowers. We will be notified by email for any subsequent adjustments to the Rate from ZhongAn at every quarter and no separate written agreement is needed for execution for such adjustments. The Rate will also be negotiated prospectively between ZhongAn and us based on the expected default rate. See accounting policy in Revenue Recognition. The financial guarantee is accounted for as a credit derivative under ASC 815 because the financial guarantee scope exemption in ASC 815-10-15-58 is not met. The derivative is remeasured at each reporting period. The change in fair value of the derivative is recorded as a change in fair value of financial guarantee derivatives in the consolidated statements of comprehensive income (loss). The derivative is increased by the guarantee fees collected from the borrowers upon receipt as we expect all the fees to be ultimately paid to ZhongAn. When we settle the guarantee through performance of the guarantee by making payments to ZhongAn, we then record a corresponding deduction to the derivative.

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

Starting from 2020, we enter into a series of arrangements with various external financing guarantee companies, which is similar to our new ZhongAn model with limited exposure to compensate these financing guarantee companies based on the contractual guarantee fee up to the pre-agreed cap when borrowers’ default occur.

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

Consolidated Trusts

As part of our efforts to develop new product offerings for investors and institutional funding partners, we established a business relationship with certain trusts which were administered by third-party trust companies. The trusts were set up to invest solely in the loans facilitated by us on its platform to provide returns to the beneficiaries of the trusts through interest payments made by the borrowers. Both direct model and intermediary model are adopted for these trusts. Under direct model, loans are originated from trusts to borrowers while under intermediary model, we typically provide credit to the borrowers through an intermediary first and then transfers the loans to the trusts, which issue beneficial interests to the investors and institutional funding partners. We determine to consolidate these trusts as we are the primary beneficiary, due to the following reasons: 1. We have the power to direct the operating activities of the trusts; 2. We absorb or enjoys the potential residual losses or returns of these trusts. Under intermediary model, the transfer of loans to the Consolidated Trusts are not eligible for sale accounting because the trust is consolidated and the loan transfer is considered an intercompany transaction. We further elected to apply fair value option to the loans (at the date of origination) and liabilities to investors and institutional funding partners to emphasize the relevancy of the accounting information of its consolidated financial statements. That is, the loans are continued to be recorded on our consolidated balance sheets as loans held for investment under “Loans at fair value” and the proceeds received from the investors and institutional funding partners are recorded as trust liabilities under “Payable to investors at fair value”.

Allowance for credit losses

We have the following financial assets or liabilities that are subject to credit losses assessment: accounts receivable and contract assets, loans receivable from Credit Loans and Revolving Loans, loans receivable from Housing Loans, deposits to institutional cooperators, prepaid expenses and other current assets, and guarantee liabilities.

Before the adoption of Accounting Standards Codification (“ASC”) 326 on January 1, 2020

We assessed the creditworthiness and collectability of the credit assets mainly based on historical defaults and other factors surrounding the credit risk of the borrowers. The profile of the borrowers is similar under each product therefore the Group applies a consistent credit risk management framework to the entire portfolio of borrowers under each product. For individual customers where there is an observable indicator of impairment such as fraud, a specific allowance is provided. The credit loss allowance for loan receivable from Xiaoying Housing Loans is assessed based on the present value of the expected amount to be collected from the exercise of the collateral right. The Group evaluates and adjusts its credit loss allowances or guarantee liabilities on a quarterly basis or more often as necessary.

After the adoption of ASC 326 on January 1, 2020

Effective January 1, 2020, we adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This guidance replaces the existing “incurred loss” methodology, and introduces a forward-looking expected loss approach referred to as a current expected credit losses (“CECL”) methodology. Under the incurred loss methodology, credit losses are recognized only when the losses are probable of having been incurred. The CECL methodology requires that the full amount of expected credit losses for the lifetime be recorded at the time the financial asset is originated or acquired, and adjusted for changes in expected lifetime credit losses subsequently, which requires earlier recognition of credit losses.

Under the CECL methodology, the Allowance for credit losses consists of quantitative and qualitative components. The Group’s quantitative component of the Allowance for credit losses is model based and utilizes a forward-looking macroeconomic forecast in estimating expected credit losses. The Group’s qualitative component of the Allowance for credit losses considers (i) the uncertainty of forward-looking scenarios based on the likelihood and severity of a possible recession as another possible scenario; (ii) certain portfolio characteristics, such as portfolio concentration and collateral coverage; and (iii) model limitations as well as idiosyncratic events.

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

Fair value adjustments related to Consolidated Trusts

We have elected the fair value option for the loan assets and liabilities of the Consolidated Trusts that otherwise would not have been carried at fair value. Such election is irrevocable and is applied to financial instruments on an individual basis at initial recognition. We estimate the fair value of loans and payable using a discounted cash flow valuation methodology by discounting the estimated future net cash flows using an appropriate discount rate. The future net cash flows are estimated based on contractual cash flows, taking into consideration of estimated delinquency rate, prepayment rate and collection rate of the loans, and the pre-determined rate of our guarantee exposure for certain products. Changes in fair value of loans and payable to investors and institutional funding partners are reported net as recorded in “Fair value adjustments related to Consolidated Trusts” in the consolidated statement of comprehensive income.

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

A summary of options and restricted stock units we granted as of December 31, 2020 are as below:

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

•                  On January 21, 2020, the Board of Directors of X Financial granted 4,600,000 of restricted stock units to certain employees and officers. The restricted stock units shall expire 10 years from the date of grant and vest over a period from three to four years.

•                  On April 30, 2020, the Board of Directors of X Financial granted 673,300 of restricted stock units to certain employees. The restricted stock units shall expire 10 years from the date of grant and vest over a period from three to four years.

•                  On October 31, 2020, the Board of Directors of X Financial granted 550,000 of restricted stock units to certain employees. The restricted stock units shall expire 10 years from the date of grant and vest over a period from three to four years. A summary of option activity during the years ended December 31, 2018, 2019 and 2020 are presented below:

	Number of Options	Exercise Price RMB	Remaining Contractual	Intrinsic value of options
Outstanding, as of January 1, 2018	38,259,645	0.27 - 27.02	7.07 - 9.78	1,156,955,666
Granted	41,316,054	25.42 - 30.27	—	—
Forfeited	2,109,000	0.27 - 30.27	—	—
Outstanding, as of December 31, 2018	77,466,699	0.27 - 30.27	6.07-9.83	457,386,371
Vested and expected to vest as of December 31, 2018	77,466,699	0.27 - 30.27	6.07-9.83	457,386,371
Exercisable as of December 31, 2018	20,053,395	0.27 - 25.42	6.07-9.33	283,464,132

	Number of Options	Exercise Price RMB	Remaining Contractual	Intrinsic value of options
Outstanding, as of January 1, 2019	77,466,699	0.27 - 30.27	6.07 - 9.83	457,386,371
Granted	155,000	31.96	—	—
Exercised	14,007,474	0.27 - 10.71	—	—
Forfeited/Cancelled	3,452,998	0.27 - 31.96	—	—
Outstanding, as of December 31, 2019	60,161,227	0.27 - 31.96	5.07-9.33	74,834,115

	Number of Options	Exercise Price RMB	Remaining Contractual	Intrinsic value of options
Vested and expected to vest as of December 31, 2019	60,161,227	0.27 - 31.96	5.07-9.33	74,834,115
Exercisable as of December 31, 2019	9,959,062	0.28 - 25.42	5.07-9.33	30,925,254

	Number of Options	Exercise Price RMB	Remaining Contractual	Intrinsic value of options
Outstanding, as of January 1, 2020	60,161,227	0.27-31.96	5.07-9.33	74,834,115
Granted	—	—	—	—
Exercised	2,009,564	0.27	—	—
Forfeited/Cancelled	5,953,060	0.27-31.96	—	—
Outstanding, as of December 31, 2020	52,198,603	0.27-31.96	4.07-8.33	19,538,815
Vested and expected to vest as of December 31, 2020	52,198,603	0.27-31.96	4.07-8.33	19,538,815
Exercisable as of December 31, 2020	8,301,673	0.27-31.96	4.07-8.33	13,364,215

A summary of restricted share units activity during the year ended December 31, 2019 and 2020 is presented below:

	Number of Restricted Shares	Weighted-Average Grant-Date Fair Value RMB
Outstanding, as of January 1, 2019	—	—
Granted	3,689,400	8.21
Vested	49,998	17.60
Forfeited	—	—
Outstanding, as of December 31, 2019	3,639,402	8.21

	Number of Restricted Shares	Weighted-Average Grant-Date Fair Value RMB
Outstanding, as of January 1, 2020	3,639,402	8.21
Granted	5,823,300	5.65
Vested	631,680	8.61
Forfeited	1,295,728	6.16
Outstanding, as of December 31, 2020	7,535,294	6.49

We used the Binomial model to estimate the fair value of the options granted on the respective grant dates with assistance from independent valuation firms. The fair value per option was estimated at the date of grant. The Group determined the fair value of RSUs based on its stock price on the date of grant.

For the years ended December 31, 2018, 2019 and 2020, we recorded compensation expenses of RMB 171.8 million, RMB157.1 million and RMB80.1 million (US$12.3 million), respectively, for the stock options and restricted stocks granted to our employees. As of December 31, 2018, 2019 and 2020, we had 77,466,699, 60,161,227 and 52,198,603 stock options outstanding, respectively. As of December 31, 2018, 2019 and 2020, there was RMB426.0 million, RMB232.1 million and RMB85.8 million(US$13.1 million) of total unrecognized compensation expense related to unvested stock options granted, respectively. As of December 31, 2020, such cost was expected to be recognized over a weighted average period of 1.87 years.

As of December 31, 2020, there was RMB33.5 million (US$5.1 million) of total unrecognized compensation expense related to unvested restricted shares granted. As of December 31, 2020 that cost is expected to be recognized over a weighted-average period of 2.62 years.

Recent Accounting Pronouncements

The recent accounting pronouncements that are relevant to us are included in note 2 to our audited consolidated financial statements, which are included in this annual report.

5.B. Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by operating activities and proceeds from issuance and sales of our shares. As of December 31, 2018, 2019 and 2020, we had RMB1,069.4 million, RMB1,006.0 million and RMB746.4 million (US$114.4 million), respectively, in cash and cash equivalents. In September 2018, we completed an initial public offering of 11,763,478 ADSs (including the ADSs sold upon the exercise of the over-allotment option granted to the underwriters), representing 23,526,956 Class A ordinary shares, resulting in net proceeds to us of approximately US$103.9 million. Our cash and cash equivalents solely consist of cash on hand. We believe that our current cash and cash equivalents and our anticipated cash flows from operations and financing activities will be sufficient to meet our anticipated working capital requirements and capital expenditures for next 12 months. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flows Data:
Cash provided by (used in) operating activities	5,354	600,567	(679,235)	(104,097)
Cash provided by (used in) investing activities	412,871	(3,079,781)	(3,704,848)	(567,793)
Cash provided by financing activities	181,789	2,711,188	4,490,712	688,232
Net increase in cash and cash equivalents, and restricted cash	593,731	242,597	78,220	11,987
Cash and cash equivalents, and restricted cash at beginning of year	683,976	1,277,707	1,520,303	232,997
Cash and cash equivalents, and restricted cash at year end	1,277,707	1,520,303	1,598,523	244,984

Operating Activities

Cash used in operating activities was RMB679.2 million (US$104.1 million) in 2020. In 2020, the difference between our cash used in operating activities and our net loss of RMB1,308.5 million (US$200.5 million) in 2020 resulted mainly from the impairment loss of deposits of institutional cooperators of RMB960 million (US$147.1 million), the change of financial guarantee derivatives due to the lag between payments to ZhongAn and other financing guarantee companies and the collection of monthly guarantee derivative of RMB388.8 million (US$59.6 million), the decrease of accounts receivable and contract assets of RMB220.8 million (US$33.8 million), the provision for loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans of RMB227.2 million (US$34.8 million) , which were partially offsets by (i) the increase of deposits to institutional cooperators of RMB1,369.5 million (US$209.9 million), and (ii) the decrease of income tax payables of RMB265.1 million (US$40.6 million).

Cash provided by operating activities was RMB600.6 million in 2019. In 2019, the difference between our cash provided by operating activities and our net income of RMB774.5 million in 2019 resulted mainly from the change in fair value of financial guarantee derivative of RMB246.4 million and provision for accounts receivable and contract assets of RMB241.2 million, which were partially offset by (i) the decrease in financial guarantee derivative of RMB608.1 million due to the lag between payments to ZhongAn and the collection of monthly guarantee service fees from borrowers, and (ii) the decrease in prepaid expenses and other current assets due to the deposits paid to our financial institutional cooperators and our investments in earnings rights associated with loan assets.

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

Investing Activities

Cash used in investing activities was RMB3,704.8 million (US$567.8 million) in 2020, which was primarily attributable to sale and collection of loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans and principal collection of loans at fair value of RMB9,762.5 million (US$1,496.2 million) and the collection of loans’ earnings rights from a related party, partially offset by principal payment of loans at fair value and origination of loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans of RMB5,952.5 million (US$912.3 million).

Cash used in investing activities was RMB3,079.8 million in 2019, which was primarily attributable to principal payment of loans at fair value of RMB5,646.7 million, partially offset by principal collection of loans at fair value of RMB2,961.9 million.

Cash provided by investing activities was RMB412.9 million in 2018, which was primarily attributable to the principal collection of loans at fair value of RMB744.4 million, partially offset by the purchase of long term investments of RMB225.0 million.

Financing Activities

Cash provided by financing activities was RMB4,490.7 million (US$688.2 million) in 2020, which was attributable to cash receipt from investors related to loans at fair value and institutional funding partners of RMB7,244.9 million (US$1,110.3 million) and proceeds from short-term bank borrowings of RMB511.5 million(US$78.4 million), which was partially offset by cash paid to investors related to loans at fair value and to institutional funding partners of RMB3,105.3 million(US$475.9) and repayment of short-term bank borrowings of RMB161 million(US$24.7 million).

Cash provided by financing activities was RMB2,711.2 million in 2019, which was attributable to cash receipt from investors — Consolidated Trusts of RMB4,313.1 million and proceeds from short-term bank borrowings of RMB203 million, which was partially offset by cash paid to investors — Consolidated Trusts of RMB1,306.7 million and repayment of short-term bank borrowings of RMB401 million.

Cash provided by financing activities was RMB181.8 million in 2018, which was attributable to proceeds from initial public offering of RMB713.1 million and short-term bank borrowings of RMB198.0 million, which was partially offset by cash paid to investors — Consolidated Trusts of RMB696.8 million.

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

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E. Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2020.

5.F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including interest payments, as of December 31, 2020:

	Payment Due by Period
	Total	Less than 1 year	1-2 years	2-3 years	More than 3 years
	(RMB in thousands)
Contractual Obligations:
Operating lease obligations (1)	51,158	21,291	16,765	4,754	8,348

Note:

(1)         Operating lease obligations represent our obligations for office premises, which include all future cash outflows under ASC Topic 842, Leases. Please see “Leases” under Note 2 to our audited consolidated financial statements

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees other than the guarantees provided to investors and institutional funding partners for certain loan products as of December 31, 2020.

5.G. Safe harbor

See “Forward-Looking Information.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Yue (Justin) Tang	50	Chief Executive Officer, Chairman
Shaoyong (Simon) Cheng	51	President, Director
Ding (Gardon) Gao	34	Chief Technology Officer, Director
Frank Fuya Zheng	54	Chief Financial Officer
Kan (Kent) Li	47	Chief Risk Officer
Shengwen Rong	52	Independent Director
Zheng Xue	50	Independent Director
Longgen Zhang	56	Independent Director

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

Mr. Frank Fuya Zheng has served as our Chief Financial Officer since August 24, 2020. From 2008 to 2012, Mr. Zheng was the Chief Financial Officer of Cogo Group, Inc., a company previously listed on NASDAQ that provided customized module design solutions and manufactured electronic products in China. Mr. Zheng was also a director of the same company from 2005 to 2012. Since April 2020, Mr. Zheng was an independent director of Lianluo Smart Limited (NASDAQ: LLIT), as well as chairman of the audit committee and a member of the compensation and nomination committee. From 2018 to 2019, Mr. Zheng was an independent director of ChinaCache International Holdings Ltd. Mr. Zheng also served as an independent director of Yingde Gases Group Company (02168.HK) from 2009 to 2017. Mr. Zheng received a bachelor’s degree in Business Administration majoring in accounting from the City University of New York in 1994.

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

6.B. Compensation

Compensation

For the fiscal year ended December 31, 2020, the aggregate cash compensation and benefits that we paid to our directors and executive officers was approximately RMB2.8 million (US$0.4 million). No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

On January 21, 2020, we granted 4,600,000 restricted stock units to certain employees and officers. On April 30, 2020, we granted 673,300 restricted stock units to certain employees.  On October 31, 2020, we granted 550,000 restricted stock units to certain employees.

The table below summarizes, as of the date of this annual report, the awards we have granted to our directors and executive officers.

Name	Position	Ordinary Shares Underlying Options Awarded	Option Exercise Price		Grant Date	Option Expiration Date
Yue (Justin) Tang	Chief Executive Officer and Director	3,803,645	US$	0.04	January 25, 2015	January 24, 2025
		30,000,000	US$	4.75	May 9, 2018	May 8, 2023
Shaoyong (Simon) Cheng	President and Director	*	US$	0.04	May 3, 2016	May 2, 2026
		*	US$	0.04	October 11, 2017	October 10, 2027
		*	US$	4.75	May 9, 2018	May 8, 2023
			US$	0	January 21, 2020	January 19, 2030
Ding (Gardon) Gao	Chief Technology Officer and Director	*	US$	0.04	January 25, 2015	January 24, 2025
		*	US$	0.04	October 11, 2017	October 10, 2027
		*	US$	4.75	May 9, 2018	May 8, 2023
Frank Fuya Zheng	Chief Financial Officer	*	US$	0	October 31, 2020	October 30, 2030
Kan (Kent) Li	Chief Risk Officer	*	US$	0.04	May 3, 2016	May 2, 2026
		*	US$	1.575	October 11, 2017	October 10, 2027
		*	US$	4.75	May 9, 2018	May 8, 2023
			US$	0	January 21, 2020	January 19, 2030
Shengwen Rong	Independent Director	*	US$	0	April 15, 2019	—
Zheng Xue	Independent Director	*	US$	0	April 15, 2019	—
Longgen Zhang	Independent Director	*	US$	0	April 15, 2019	—

* Less than 1% of our total outstanding shares.

For discussions of our accounting policies and estimates for awards granted pursuant to the Share Incentive Plan, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Share-based compensation.”

6.C. Board Practices

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the NYSE generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the NYSE permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.

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

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to our company to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our second amended and restated memorandum and articles of association, as amended and re-stated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

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

6.D. Employees

As of December 31, 2020, we had a total of 457 employees based in China. The following table sets forth the breakdown of our employees as of December 31, 2020 by function:

	As of December 31, 2020
	Number of Employee	% of Total Employees
Technology Development	272	60%
Financial Products	75	16%
Risk Management	46	10%
General Management	55	12%
Marketing	9	2%
Total	457	100%

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

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2021, by:

•                  each of our directors and executive officers;

•                  all of our directors and executive officers as a group; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 323,117,943 ordinary shares issued and outstanding as of March 31, 2021 comprised of 225,517,943 Class A ordinary shares and 97,600,000 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned as of March 31, 2021
	Class A ordinary share		Class B ordinary share		Percentage of total ordinary shares on an as converted basis	Percentage of aggregate voting power**
	Number	%	Number	%
Directors and Executive Officers:
Yue (Justin) Tang(1)	6,323,172	1.92%	97,600,000	100.00%	31.58%	89.69%
Shaoyong (Simon) Cheng	*	*	—	—	*	*
Ding (Gardon) Gao	*	*	—	—	*	*
Frank Fuya Zheng	*	*	—	—	*	*
Kan (Kent) Li	*	*	—	—	*	*
Shengwen Rong	*	*	—	—	*	*
Zheng Xue	*	*	—	—	*	*
Longgen Zhang	*	*	—	—	*	*
All directors and executive officers as a group	9,323,172	2.83%	97,600,000	100.00%	32.49%	89.82%
Principal Shareholders:
Mangrove Coast Investment Limited(2)	6,323,172	1.92%	97,600,000	100.00%	31.58%	89.69%
Deal Vanguard Limited(3)	38,095,238	11.57%	—	—	11.57%	1.74%
All Trade Base Investment Limited(4)	28,201,772	8.57%	—	—	8.57%	1.29%
Dragon Destiny Limited(5)	27,113,806	8.24%	—	—	8.24%	1.24%
Pine Cove Global Limited(6)	20,000,000	6.08%	—	—	6.08%	0.92%

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

(1)         Represents (i) 97,600,000 Class B ordinary shares held by Mangrove Coast Investment Limited, a British Virgin Islands company controlled by Mangrove Coast Trust, (ii) 3,803,645 Class A ordinary shares held by Mr. Yue (Justin) Tang, and (iii)  2,519,527 Class A ordinary shares held by Purple Mountain Holding Ltd., which is ultimately controlled by Mr. Yue (Justin) Tang. The registered address of Mangrove Coast Investment Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. Mangrove Coast Trust is a trust established under the laws of Bahamas and managed by RHONE TRUSTEES (BAHAMAS) LTD. as the trustee. Mr. Yue (Justin) Tang is the settlor of the trust and Mr. Tang and his family members are the trust’s beneficiaries. The registered address of Purple Mountain Holding Ltd. is at Ellen Skelton Building, 3076 Sir Francis Darke Highway, Road Reef, P.O. Box 765, Road Town, Tortola VG 1110, British Virgin Islands.

(2)         Represents (i) 97,600,000 Class B ordinary shares held by Mangrove Coast Investment Limited, a British Virgin Islands company controlled by Mangrove Coast Trust, (ii) 3,803,645 Class A ordinary shares held by Mr. Yue (Justin) Tang, and (iii)  2,519,527 Class A ordinary shares held by Purple Mountain Holding Ltd., which is ultimately controlled by Mr. Yue (Justin) Tang. The registered address of Mangrove Coast Investment Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. Mangrove Coast Trust is a trust established under the laws of Bahamas and managed by RHONE TRUSTEES (BAHAMAS) LTD. as the trustee. Mr. Yue (Justin) Tang is the settlor of the trust and Mr. Tang and his family members are the trust’s beneficiaries. The registered address of Purple Mountain Holding Ltd. is at Ellen Skelton Building, 3076 Sir Francis Darke Highway, Road Reef, P.O. Box 765, Road Town, Tortola VG 1110, British Virgin Islands.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B. Related Party Transactions

Transactions with Mr. Yue (Justin) Tang

In 2019, we transferred loan portfolios with an aggregate amount of RMB108.7 million to Zijinzhonghao (Zhejiang) Investment Co., Ltd. (“ZJZH”), an entity controlled by Mr. Tang Yue. The considerations received by us were determined based on the outstanding loan balances on the transaction dates.

We did not receive related party loans from shareholders other than Mr. Yue (Justin) Tang and his controlled entities.

Transactions with Jiangxi Ruijing

In 2018, Jiangxi Ruijing, one of our equity investees, provided guarantee over RMB1,333.5 million worth of loans facilitated through our platform and received RMB21.9 million guarantee fees from the borrowers. In 2018, the Company remitted RMB20.0 million to Jiangxi Ruijing as a form of security deposit to cover for any circumstances in which the loans referred by us were in default. In 2019, Jiangxi Ruijing ceased guarantee service to the company’s platform and refunded the security deposit in full amount.

In 2019, we purchased earnings rights of two loans from Jiangxi Ruijin. The considerations paid amounted to RMB100.0 million and RMB280.0 million, respectively, which equal to the principal amounts of the underlying loans. The former loan (Loan#1) was advanced on January 31, 2019 and was due on January 30, 2020, and the interest rate applied is 15.6%. On January 30, 2020, Loan#1 was partially repaid by RMB30 million, and the maturity date of remaining RMB70 million had been extended to October 31, 2020. As of the date of this annual report, Loan#1 has been fully repaid. The latter loan (Loan#2) was advanced on May 9, 2019 and was due on November 9, 2019, and the interest rate applied is 8%. In 2019, the maturity date of the entire Loan#2 had been extended to November 9, 2020. As of the date of this annual report, Loan#2 had been partially repaid by RMB20.0 million, and the maturity date of remaining RMB260.0 million had been extended to November 9, 2021. The associated interest income amounted to RMB27.1million and RMB28.8 million (US$4.4 million) in 2019 and 2020, respectively.

Contractual Arrangement with our VIEs and their Shareholders

PRC laws and regulations currently restrict foreign ownership and foreign investment in VIE in China. As a result, we operate our relevant business through contractual arrangements among Xiaoying Beijing, our wholly-owned PRC subsidiary, VIEs, our consolidated VIE, and their shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Consolidated VIEs and their Shareholders”

Employment Agreements and Indemnification Agreements

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

On November 26, 2019, a putative class action complaint captioned Shivakumar Ningappa v. X Financial, et al., No. 657033/2019, was filed in the Supreme Court of the State of New York, New York County against the Company, certain of our officers and directors, and the underwriters of our initial public offering, asserting violations of the Securities Act of 1933 based on our September 2018 initial public offering. Two additional lawsuits were subsequently filed in the same court, containing substantially identical allegations. On February 5, 2020, all three lawsuits were consolidated under the caption “In re X Financial Securities Litigation,” No. 657033/2019, and a consolidated amended complaint (the “CAC”) was filed on February 14, 2020. On May 11, 2020, we filed a motion to dismiss the CAC in its entirety. A new judge will be assigned to the Action.

On December 9, 2019 a putative class action complaint captioned Xiangdong Chen v. X Financial, et al., No. 1:19-cv-06908-KAM-SJB, was filed in the Eastern District of New York against the Company and certain of our officers and directors, asserting violations of the Securities Act of 1933 based on our September 2018 initial public offering. The lead plaintiff filed an amended complaint (the “AC”) on July 13, 2020. We filed a motion to dismiss the AC on December 7, 2020. The court has referred the motion to the magistrate judge for a report and recommendation.

The Company has been served in both proceedings and intends to vigorously defend both actions. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information —D. Risk Factors —Risks Relating to Our Business and Industry—We may be subject to risks related to litigation and regulatory proceedings.”

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

ITEM 9. THE OFFER AND LISTING

9.A. Offering and Listing Details

Our ADSs have been listed on the New York Stock Exchange since September 19, 2018 under the symbol “XYF.” Each ADS represents two ordinary shares, par value US$0.0001 per share. Effective from November 19, 2020, we ajusted the ratio of our ADSs to the Class A ordinary shares from one (1) ADS representing two (2) Class A ordinary shares to one (1) ADS representing six (6) Class A ordinary shares.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our second amended and restated memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. A resolution put to the vote of the general meeting shall be decided on the vote of the requisite majority pursuant to a poll of the shareholders. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our second amended and restated memorandum and articles of association.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless

•                  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

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

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC (the “Treaty”), all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

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

This discussion does not address the effects of any state, local or non-U.S. tax laws, or any U.S. federal taxes other than income taxes (such as U.S. federal estate or gift tax consequences). U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or ordinary shares in their particular circumstances.

Passive Foreign Investment Company

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the quarterly value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes interest (and income equivalent to interest), dividends, rents, royalties and gains from financial investments. Cash is generally a passive asset for these purposes. Goodwill (which may be determined by reference to the excess of the sum of the corporation’s market capitalization and liabilities over the value of its assets) is an active asset to the extent attributable to business activities that produce active income.

Due to the decrease in our market capitalization and uncertainties as to the proper classification of certain items of our income and assets for purposes of the PFIC rules, there is a significant risk that we were a PFIC for our 2020 taxable year. The proper application of the PFIC rules to us is not clear. For example, it is uncertain whether for purposes of the PFIC rules we should be treated as the owner of the Consolidated Trusts’ assets. Although such trusts are consolidated on our financial statements for accounting purposes, based on the manner in which we and the trusts currently operate and the nature of our rights and obligations with respect to the trusts, we believe it is reasonable to treat the trusts’ assets (to the extent not attributable to any investment by us in the trusts) as not owned by us for purposes of the PFIC rules, but there can be no assurance in this regard. If the trusts’ assets were treated as owned by us for PFIC purposes, we would be a PFIC for our 2020 taxable year. Moreover, the value of our goodwill for 2020 was not a positive amount and it is not entirely clear how the percentage of our active assets should be calculated in such circumstances, and to what extent certain assets shown on our balance sheet should be treated as active for purposes of determining our PFIC status. In addition, it is not entirely clear how the contractual arrangements between us and our VIEs will be treated for purposes of the PFIC rules. Because we exercise effective control over the operation of our VIEs and are entitled to substantially all of their income, we believe it is appropriate to treat the VIEs as owned by us for purposes of the PFIC rules. However, there can be no assurance in this regard and we may be a PFIC for any taxable year if our VIEs are not treated as owned by us for such purposes. For these reasons, there is a significant risk that we were a PFIC for our taxable 2020 year and that we will be a PFIC for our current and future taxable years.

If we are a PFIC for any taxable year and any of our subsidiaries, VIEs or other companies in which we own or are treated as owning equity interests is also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders will not receive the proceeds of those distributions or dispositions.

In general, if we are a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or ordinary shares will be allocated ratably over that U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ADSs or ordinary shares exceed 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such distributions will be subject to taxation in the same manner. In addition, if we are a PFIC (or with respect to a particular U.S. Holder are treated as a PFIC) for a taxable year in which we pay a dividend or for the prior taxable year, the favorable tax rate described below with respect to dividends paid to certain non-corporate U.S. Holders will not apply. If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a “deemed sale” election, which will allow the U.S. Holder to eliminate the continuing PFIC status under certain circumstances but will require the U.S. Holder to recognize gain taxed under the general PFIC rules described above.

Alternatively, if we are a PFIC and if the ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder of ADSs could make a mark-to-market election that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. The New York Stock Exchange, where our ADSs are listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which the Company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” below. U.S. Holders will not be able to make a mark-to-market election with respect to our ordinary shares, or with respect to any shares of a Lower-tier PFIC, because such shares will not trade on any stock exchange.

We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections, which if available could materially affect the tax consequences of the ownership and disposition of our ADSs or ordinary shares if we are a PFIC for any taxable year. Therefore, U.S. Holders will not be able to make such elections.

If we are a PFIC for any taxable year during which a U.S. Holder owns any ADSs or ordinary shares, the U.S. Holder will generally be required to file annual reports with the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or ordinary shares.

Taxation of Distributions

The following discussion is subject to the discussion under “—Passive Foreign Investment Company” above.

Distributions paid on our ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at a favorable rate provided that we are not a PFIC for the taxable year of the distribution or the preceding year. Due to the significant risk that we were or will be a PFIC, non-corporate U.S. Holders should not assume that any distribution will be eligible for this favorable rate.

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

Sale or Other Taxable Disposition of ADSs or Ordinary Shares

The following discussion is subject to the discussion under “—Passive Foreign Investment Company” above.

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

As described in “—PRC Taxation” gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source and therefore claim foreign tax credits in respect of PRC taxes on such disposition gains. Proposed Treasury regulations, if finalized in their current form, may impose additional restrictions on the creditability of any PRC taxes on disposition gains. U.S. Holders should consult their tax advisers regarding the creditability or deductibility of any PRC tax on disposition gains in general and in their particular circumstances.

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

Certain risks and concentrations

As of December 31, 2018, 2019 and 2020, substantially all of our cash and cash equivalents were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be high credit quality.

Accounts receivable and contract assets are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable and contract assets is mitigated through our consistent credit risk management framework to the entire portfolio of loans in accordance with ASC 450-20.

Deposits to institutional cooperators are placed with financial institutional cooperators. The Group regularly monitors the financial condition and evaluates the credit quality of each institutional cooperator.

Credit of loans receivables, loans held for sale and loans at fair value is controlled by the application of credit approval, limit and monitoring procedures.

No investor or institutional funding partner represented greater than 10% or more of the total net revenues for the years ended December 31, 2018, 2019 and 2020.

We manage current payment risk of guarantee liabilities and financial guarantee derivative through a self-developed risk management model. The rating scale of risk management model takes into account factors such as identity characteristics, credit history, payment overdue history, payment capacity, behavioral characteristics and online social network activities. As of December 31, 2020, substantially all of the loans facilitated by the Group were insured/guaranteed by external insurance company or financing guarantee companies.

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

The F-1 Registration was declared effective by the SEC on September 18, 2018. For the period from the effective date of the registration statement on Form F-1 to December 30, 2020, our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our initial public offering and the optional offering totaled US$12.3 million, which included US$7.8 million for underwriting discounts and commissions and US$4.5 million for other expenses. We received an aggregated net proceeds of approximately US$103.9 million from our initial public offering and the option offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates or others.

None of the net proceeds from the initial public offering and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from the date that the F-1 Registration Statement was declared effective by the SEC to December 31, 2020, we used the net proceeds from our initial public offering for as follows:

•                  Approximately US$14.8 million for dividend distribution;

•                  Approximately US$53.7 million for restricted cash as collateral for our local borrowings in China;

•                  Approximately US$30.0 million for capital contributions to our PRC subsidiary; and

•                  Approximately US$5.4 million for general corporate purposes.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were ineffective, due to the material weaknesses in internal control over financial reporting identified below, in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2020 was ineffective, due to the material weaknesses in internal control over financial reporting identified below.

(c)   Internal Control over Financial Reporting

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the year ended December 31, 2016 and 2017 and as of December 31, 2016 and 2017, we and our predecessor independent registered public accounting firm identified two “material weaknesses” in our internal control over financial reporting and other control deficiencies. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (1) our lack of sufficient skilled staff with U.S. GAAP knowledge and SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; and (2) our internal audit function is still in the process of establishing formal risk assessment process and internal control framework. In connection with the audits of our consolidated financial statements for the year ended December 31, 2019 and as of December 31, 2019, we and our successor independent registered public accounting firm determined that these two material weaknesses remain as of December 31, 2019, and identified two additional material weaknesses in our internal control over financing reporting. The two additional material weaknesses identified by us and our successor independent registered public accounting firm related to: (1) the Company did not maintain effective controls over the accounting treatments of new business arrangements, including new Consolidated Trusts related arrangements; and (2) there was not adequate management oversight of accounting activities in relating to certain tax practices to conform to the U.S. GAAP. In connection with the audits of our consolidated financial statements for the year ended December 31, 2020 and as of December 31, 2020, we and our successor independent registered public accounting firm determined that three material weaknesses remain as of December 31, 2020, which related to (1) our lack of sufficient skilled staff with U.S. GAAP knowledge and SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; (2) our internal audit function is still in the process of establishing formal risk assessment process and internal control framework; and (3) there was not adequate management oversight of accounting activities in relating to certain tax practices to conform to the U.S. GAAP.

We have implemented and plan to implement a number of measures to address the material weaknesses that have been identified, including: we hired skilled financial and accounting staff with U.S. GAAP and SEC reporting experience; and we provided relevant training to our accounting personnel and established internal audit function and audit committee with members who have an appropriate level of financial expertise to oversee our accounting and financial reporting process as well as our internal audit function. We have engaged an independent internal control advisor to assist us to establish the formal risk assessment process and internal control framework, and review the appropriateness and sufficiency of the process to identify and address risk of material misstatement related to U.S. GAAP reporting. We have set up a position, namely financial business partner, who is required to monitor the whole process of the conduct of business and has adequate experiences and qualifications to timely make professional judgements of the accounting treatment of new business arrangements. We have also formalized an accounting manual for the accounting treatment of Consolidation Trusts and required a timely review process from qualified reviewers. We have hired an experienced and qualified tax manager and provided tax related training to our accounting personnel. We have also taken other steps to strengthen our internal control over financial reporting, including formalizing a set of comprehensive U.S. GAAP accounting manual, formalizing risk assessment process and internal control framework.

As of the date of this annual report, progress has been made to remediate our internal deficiencies and remediation measures are to be further implemented and executed. The material weaknesses will not be considered remediated until the applicable remedial processes and procedures have been in place for a sufficient period of time and management has concluded, through testing, that these controls are effective. We will continue to implement measures to remediate our internal control deficiencies to comply with Section 404 of the Sarbanes Oxley Act. We expect that we will incur significant costs in the implementation of such measures. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

(d)   Attestation Report of the Independent Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm because the Company is an emerging growth company.

(e)   Changes in Internal Control over Financial Reporting

Other than as described above in “Item 15. Control and Procedures— Internal Control over Financial Reporting”, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
	2019	2020
Services	RMB	RMB
	(in thousands)
Audit Fees(1)
Deloitte Touche Tohmatsu Certified Public Accountants LLP	1,465	348
KPMG Huazhen LLP	8,372	10,722
Audit-Related Fees(2)	—	—
Tax Fees(3)
Deloitte Touche Tohmatsu Certified Public Accountants LLP	50	—
KPMG Huazhen LLP	491	123
Other Fees(4)	—	—
Total	10,378	11,193

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

The reports of Deloitte on our consolidated financial statements for the fiscal years ended December 31, 2017 and 2018 did not contain any adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2018 and through February 7, 2020, there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused it to make reference to the subject matter of the disagreements in their report on the consolidated financial statements for such years.

During the two fiscal years ended December 31, 2018 and through February 7, 2020, there were no “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

We provided a copy of this disclosure to Deloitte and requested that Deloitte furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Deloitte addressed to the SEC, dated June 4, 2020, was filed as Exhibit 15.3 to the Form 20-F for the year ended December 31, 2019 which we filed with the SEC on June 4, 2020.

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
2.4

Description of Securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.4 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities and Exchange Commission on June 4, 2020)

4.1

Amended and Restated 2015 Global Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.2

Form of Indemnification Agreement between the Registrant and the directors and executive officers of the Registrant (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.3

Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.4

Strategic Framework Agreement between ZhongAn Online P&C Insurance Co., Ltd. and Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd., dated March 31, 2016 (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.5

Tripartite Cooperation Agreement among ZhongAn Online P&C Insurance Co., Ltd., Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd. and Shenzhen Tangren Financing Guarantee Co., Ltd. dated September 15, 2017 (incorporated by reference to Exhibit 10.5 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.6

Supplementary Agreement among ZhongAn Online P&C Insurance Co., Ltd., Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd. and Shenzhen Tangren Financing Guarantee Co., Ltd. dated January 5, 2018 (incorporated by reference to Exhibit 10.6 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.7

Supplementary Agreement among ZhongAn Online P&C Insurance Co., Ltd., Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd. and Shenzhen Tangren Financing Guarantee Co., Ltd. dated April 2, 2018 (incorporated by reference to Exhibit 10.7 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.8

Exclusive Business Cooperation Agreement between Xiaoying (Beijing) Information Technology Co., Ltd. and Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd., dated December 22, 2017 (English Translation) (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

Exhibit Number	Description of Document
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

Exhibit Number	Description of Document
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

Exhibit Number	Description of Document
4.31

Exclusive Business Cooperation Agreement between Xiaoying (Beijing) Information Technology Co., Ltd. and Shenzhen Beier Capital Management Co., Ltd. dated July 1, 2018 (English Translation) (incorporated by reference to Exhibit 4.31 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities and Exchange Commission on June 4, 2020)

4.32

Exclusive Call Option Contract among Xiaoying (Beijing) Information Technology Co., Ltd., Shenzhen Gamma Capital Management Co., Ltd. and Shenzhen Beier Capital Management Co., Ltd. dated July 1, 2018 (English Translation) (incorporated by reference to Exhibit 4.32 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities and Exchange Commission on June 4, 2020)

4.33

Equity Pledge Contract among Xiaoying (Beijing) Information Technology Co., Ltd., Shenzhen Gamma Capital Management Co., Ltd. and Shenzhen Beier Capital Management Co., Ltd. dated July 2018 (English Translation) (incorporated by reference to Exhibit 4.33 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities and Exchange Commission on June 4, 2020)

4.34

Shenzhen Gamma Capital Management Co., Ltd.’s Power of Attorney authorizing Xiaoying (Beijing) Information Technology Co., Ltd. to exercise certain rights dated July 2018 (English Translation) (incorporated by reference to Exhibit 4.34 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities and Exchange Commission on June 4, 2020)

4.35*

Tripartite Cooperation Agreement among ZhongAn Online P&C Insurance Co., Ltd., Shenzhen Xiaoying Puhui Technology Co., Ltd. and Shenzhen Tangren Financing Guarantee Co., Ltd. dated November 8, 2019 (English Translation)

4.36*	Security Deposit Pledge Agreement between ZhongAn Online P&C Insurance Co., Ltd. and Shenzhen Tangren Financing Guarantee Co., Ltd. dated December 23, 2019 (English Translation)
4.37*	Supplemental Agreement to Security Deposit Pledge Agreement between ZhongAn Online P&C Insurance Co., Ltd. and Shenzhen Tangren Financing Guarantee Co., Ltd. dated July 8, 2020 (English Translation)
4.38*	Security Deposit Pledge Agreement between ZhongAn Online P&C Insurance Co., Ltd. and Shenzhen Xiaoying Puhui Technology Co., Ltd. dated June 19, 2020 (English Translation)
4.39*	Supplemental Agreement to Security Deposit Pledge Agreement between ZhongAn Online P&C Insurance Co., Ltd. and Shenzhen Xiaoying Puhui Technology Co., Ltd. dated June 19, 2020 (English Translation)
8.1*	List of subsidiaries, VIEs and subsidiaries of the VIEs of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG Huazhen LLP
15.2

Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP (incorporated by reference to Exhibit 15.3 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities and Exchange Commission on June 4, 2020)

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed herewith

**          Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

X Financial

	By:	/s/ Yue (Justin) Tang
Name: Yue (Justin) Tang
Title: Chief Executive Officer and Chairman

Date: May 14, 2021

X FINANCIAL

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of X Financial

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows of X Financial, its subsidiaries and variable interest entities (the “Company”) for the year ended December 31, 2018 and the related notes and financial statement schedule included in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

X Financial:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of X Financial and its subsidiaries and variable interest entities (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes and financial statement Schedule I (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for the recognition and measurement of credit losses as of January 1, 2020 due to the adoption of ASC Topic 326, Financial Instruments - Credit Losses.

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

Shenzhen, China

May 14, 2021

X FINANCIAL

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2019 AND 2020

		As of December 31,	As of December 31,
	Notes	2019	2020	2020
		RMB	RMB	US$
ASSETS
Cash and cash equivalents		1,005,980,251	746,388,408	114,389,028
Restricted cash (including RMB449,978,760 and RMB476,854,616 from Consolidated Trusts as of December 31, 2019 and 2020, respectively)		514,323,181	852,134,486	130,595,324
Accounts receivable and contract assets, net of allowance of RMB192,909,907 and RMB38,681,680 as of December 31, 2019 and 2020, respectively	2(l)	771,154,249	413,307,108	63,342,085
Short-term investment	2(q)	—	6,000,000	919,540
Loans receivable from Xiaoying Credit Loans and Revolving Loans, net	2(n)	289,553,016	1,236,026,461	189,429,343
Loan receivable from Xiaoying Housing Loans, net	2(p)	89,535,665	47,490,437	7,278,228
Loans at fair value (including RMB2,782,332,885 and RMB1,585,731,888 from Consolidated Trusts as of December 31, 2019 and 2020, respectively)	3	2,782,332,885	1,585,731,888	243,024,044
Deposits to institutional cooperators, net	5	518,720,216	907,923,380	139,145,346
Prepaid expenses and other current assets, net (including RMB37,073,985 and RMB11,359,212 from Consolidated Trusts as of December 31, 2019 and 2020, respectively)	4	707,449,614	403,776,319	61,881,428
Financial guarantee derivative	3	719,962,262	297,928,066	45,659,474
Deferred tax assets, net	12	465,441,419	605,652,593	92,820,321
Long-term investments	2(v)	292,142,341	295,615,200	45,305,012
Property and equipment, net	6	20,138,951	11,136,599	1,706,758
Intangible assets, net	7	35,126,704	37,440,407	5,737,993
Other non-current assets		68,771,724	51,458,356	7,886,338
TOTAL ASSETS		8,280,632,478	7,498,009,708	1,149,120,262
LIABILITIES
Payable to investors at fair value (including RMB3,006,349,475and RMB1,914,183,650 from the consolidated VIEs, without recourse to the Company as of December 31, 2019 and 2020, respectively)	3	3,006,349,475	1,914,183,650	293,361,480
Payable to institutional funding partners	2(n)	—	1,460,395,100	223,815,340
Guarantee liabilities (including RMB11,140,899 and nil from the consolidated VIEs, without recourse to the Company as of December 31, 2019 and 2020, respectively)	10	17,475,303	9,789,626	1,500,326
Financial guarantee derivative (including nil and RMB130,442,090 from the consolidated VIEs, without recourse to the Company as of December 31, 2019 and 2020, respectively)	3	—	130,442,090	19,991,125
Short-term bank borrowings (including nil and RMB18,700,000 from the consolidated VIEs, without recourse to the Company as of December 31, 2019 and 2020, respectively)	8	—	350,545,000	53,723,372
Accrued payroll and welfare (including RMB22,677,991 and RMB10,017,308 from the consolidated VIEs, without recourse to the Company as of December 31, 2019 and 2020, respectively)		63,648,476	34,780,834	5,330,396
Other tax payable (including RMB34,725,447 and RMB37,103,700 from the consolidated VIEs, without recourse to the Company as of December 31, 2019 and 2020, respectively)		58,085,777	73,077,245	11,199,578
Income tax payable (including RMB227,047,349 and RMB48,349,593 from the consolidated VIEs, without recourse to the Company as of December 31, 2019 and 2020, respectively)	12	340,995,447	75,916,903	11,634,774
Deposit payable to channel cooperators	2(w)	108,923,460	21,472,235	3,290,764
Accrued expenses and other current liabilities (including RMB103,479,695 and RMB230,564,165 from the consolidated VIEs, without recourse to the Company as of December 31, 2019 and 2020, respectively)	9	274,439,480	323,748,430	49,616,618
Other non-current liabilities (including RMB26,683,382 and RMB1,739,541 from the consolidated VIEs, without recourse to the Company as of December 31, 2019 and 2020, respectively)		42,299,924	27,614,943	4,232,175
Deferred tax liabilities (including RMB688,209 and nil from the consolidated VIEs, without recourse to the Company as of December 31, 2019 and 2020, respectively)	12	1,309,468	—	—
TOTAL LIABILITIES		3,913,526,810	4,421,966,056	677,695,948
Commitments and Contingencies (Note 16)
Equity:
Common shares (US$0.0001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 320,667,943 and 323,117,943 shares issued and outstanding as of December 31, 2019 and 2020, respectively)		201,240	202,870	31,091
Additional paid-in capital		2,987,363,137	3,068,045,239	470,198,503
Retained earnings (accumulated deficit)		1,311,194,007	(14,551,146)	(2,230,060)
Other comprehensive income		67,100,802	21,059,073	3,227,444
Total X Financial shareholders’ equity		4,365,859,186	3,074,756,036	471,226,978
Non-controlling interests		1,246,482	1,287,616	197,336
TOTAL EQUITY		4,367,105,668	3,076,043,652	471,424,314
TOTAL LIABILITIES AND EQUITY		8,280,632,478	7,498,009,708	1,149,120,262

The accompanying notes are an integral part of these consolidated financial statements.

X FINANCIAL

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

		Year ended December 31,	Year ended December 31,	Year ended December 31,
	Notes	2018	2019	2020	2020
		RMB	RMB	RMB	US$
Net revenues
Loan facilitation service—Direct Model		2,957,571,967	1,986,003,343	1,266,532,773	194,104,640
Loan facilitation service—Intermediary Model		228,272,373	238,867,054	41,372,812	6,340,660
Post-origination service		131,243,431	330,695,212	203,841,829	31,240,127
Financing income		76,103,961	408,400,792	612,863,477	93,925,437
Other revenue		147,408,312	124,083,594	68,346,567	10,474,570
Total net revenue	2(d)	3,540,600,044	3,088,049,995	2,192,957,458	336,085,434
Operating costs and expenses:
Origination and servicing		1,185,937,128	1,634,822,450	2,071,506,464	317,472,255
General and administrative		220,023,783	227,481,772	179,225,336	27,467,485
Sales and marketing		205,725,801	103,157,613	35,629,022	5,460,386
Provision for contingent guarantee liabilities	10	216,363,770	7,747,561	880,948	135,011
Provision for accounts receivable and contract assets	2(l)	396,996,410	241,186,823	121,485,215	18,618,424
Provision for loan receivable from Xiaoying Housing Loans	2(p)	40,347,875	23,430,641	17,993,570	2,757,635
Provision for loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans	2(n)	—	37,643,244	227,210,026	34,821,460
Impairment losses on deposits to institutional cooperators:	5
Provision for credit losses on deposits to institutional cooperators		—	—	10,318,117	1,581,321
Impairment loss on deposits to institutional cooperators		—	—	960,000,000	147,126,436
Reversal of credit losses for other financial assets		—	—	(975,040)	(149,431)
Total operating expenses		2,265,394,767	2,275,470,104	3,623,273,658	555,290,982
Income (Loss) from operations		1,275,205,277	812,579,891	(1,430,316,200)	(219,205,548)
Interest income (expenses), net		4,224,817	19,385,973	21,724,308	3,329,396
Foreign exchange gain		9,677	616,395	15,398,932	2,359,990
Investment loss	2(v)	—	(12,538,280)	—	—
Change in fair value of financial guarantee derivative	3	(200,971,302)	(246,371,828)	(163,670,115)	(25,083,543)
Fair value adjustments related to Consolidated Trusts	3	12,358,626	64,162,533	(57,380,274)	(8,793,912)
Other income (loss), net		(5,904,176)	26,080,766	12,709,213	1,947,773
Income (Loss) before income taxes and gain (loss) from equity in affiliates		1,084,922,919	663,915,450	(1,601,534,136)	(245,445,844)
Income tax benefit (expense)	12	(209,921,188)	93,102,643	299,878,635	45,958,412
Gain (loss) from equity in affiliates, net of tax		8,055,105	17,457,899	(6,805,940)	(1,043,056)
Net income (loss)		883,056,836	774,475,992	(1,308,461,441)	(200,530,488)
Less: net gain (loss) attributable to non-controlling interests		(55,057)	199,863	41,134	6,304
Net income (loss) attributable to X Financial		883,111,893	774,276,129	(1,308,502,575)	(200,536,792)

Net income (loss)		883,056,836	774,475,992	(1,308,461,441)	(200,530,488)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments		19,045,117	14,606,045	(46,041,729)	(7,056,204)
Comprehensive income (loss)		902,101,953	789,082,037	(1,354,503,170)	(207,586,692)
Less: comprehensive (income) loss attributable to non-controlling interests		(55,057)	199,863	41,134	6,304
Comprehensive income (loss) attributable to X Financial		902,157,010	788,882,174	(1,354,544,304)	(207,592,996)
Net income (loss) per share—basic	13	3.08	2.47	(4.07)	(0.62)
Weighted average number of ordinary shares outstanding—basic		286,588,402	313,757,887	321,236,089	321,236,089
Net income (loss) per share—diluted	13	2.91	2.42	(4.07)	(0.62)
Weighted average number of ordinary shares outstanding—diluted		303,984,284	319,747,392	321,236,089	321,236,089

The accompanying notes are an integral part of these consolidated financial statements.

X FINANCIAL

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

	Common share number	Common share amount (RMB)	Additional paid-in capital (RMB)	Retained earnings (Accumulated Deficits) (RMB)	Accumulated other comprehensive income (RMB)	Equity attributable to X Financial (RMB)	Non- controlling Interest (RMB)	Total equity (RMB)
Balance at December 31, 2017	280,087,342	173,444	1,971,701,910	(242,997,034)	33,449,640	1,762,327,960	3,213,041	1,765,541,001
Issuance of new shares (Note 1)	23,526,956	16,142	681,973,271	—	—	681,989,413	—	681,989,413
Share-based compensation (Note 14)	—	—	171,836,485	—	—	171,836,485	—	171,836,485
Acquisition in additional interest of subsidiary	—	—	(1,288,635)	—	—	(1,288,635)	(2,111,365)	(3,400,000)
Net income (loss)	—	—	—	883,111,893	—	883,111,893	(55,057)	883,056,836
Foreign currency translation adjustments	—	—	—	—	19,045,117	19,045,117	—	19,045,117
Balance at December 31, 2018	303,614,298	189,586	2,824,223,031	640,114,859	52,494,757	3,517,022,233	1,046,619	3,518,068,852
Exercise of share option	17,053,645	11,654	6,024,011	—	—	6,035,665	—	6,035,665
Share-based compensation (Note 14)	—	—	157,116,095	—	—	157,116,095	—	157,116,095
Net income	—	—	—	774,276,129	—	774,276,129	199,863	774,475,992
Foreign currency translation adjustments	—	—	—	—	14,606,045	14,606,045	—	14,606,045
Dividend to shareholders	—	—	—	(103,196,981)	—	(103,196,981)	—	(103,196,981)
Balance at December 31, 2019	320,667,943	201,240	2,987,363,137	1,311,194,007	67,100,802	4,365,859,186	1,246,482	4,367,105,668
Cumulative effect of accounting change (1)	—	—	—	(17,242,578)	—	(17,242,578)	—	(17,242,578)
Balance at January 1, 2020	320,667,943	201,240	2,987,363,137	1,293,951,429	67,100,802	4,348,616,608	1,246,482	4,349,863,090
Issuance of new shares	2,700,000	1,806	(1,806)	—	—	—	—	—
Exercise of share option	—	—	612,530	—	—	612,530	—	612,530
Cancellation of shares	(250,000)	(176)	(68,760)	—	—	(68,936)	—	(68,936)
Share-based compensation (Note 14)	—	—	80,140,138	—	—	80,140,138	—	80,140,138
Net income (loss)	—	—	—	(1,308,502,575)	—	(1,308,502,575)	41,134	(1,308,461,441)
Foreign currency translation adjustments	—	—	—	—	(46,041,729)	(46,041,729)	—	(46,041,729)
Balance at December 31, 2020	323,117,943	202,870	3,068,045,239	(14,551,146)	21,059,073	3,074,756,036	1,287,616	3,076,043,652

	Common share number	Common share amount (US$)	Additional paid-in capital (US$)	Retained earnings (Accumulated Deficits) (US$)	Accumulated other comprehensive income (US$)	Equity attributable to X Financial (US$)	Non- controlling Interest (US$)	Total equity (US$)
Balance at December 31, 2019	320,667,943	30,841	457,833,431	200,949,273	10,283,648	669,097,193	191,032	669,288,225
Cumulative effect of accounting change (1)	—	—	—	(2,642,541)	—	(2,642,541)	—	(2,642,541)
Balance at January 1, 2020	320,667,943	30,841	457,833,431	198,306,732	10,283,648	666,454,652	191,032	666,645,684
Issuance of new shares	2,700,000	277	(277)	—	—	—	—	—
Exercise of share option	—	—	93,874	—	—	93,874	—	93,874
Cancellation of shares	(250,000)	(27)	(10,538)	—	—	(10,565)	—	(10,565)
Share-based compensation (Note 14)	—	—	12,282,013	—	—	12,282,013	—	12,282,013
Net income (loss)	—	—	—	(200,536,792)	—	(200,536,792)	6,304	(200,530,488)
Foreign currency translation adjustments	—	—	—	—	(7,056,204)	(7,056,204)	—	(7,056,204)
Balance at December 31, 2020	323,117,943	31,091	470,198,503	(2,230,060)	3,227,444	471,226,978	197,336	471,424,314

(1)             The Group adopted ASU 2016-13 on January 1, 2020. See Note 2 (Summary of Significant Accounting Policies) for more information.

The accompanying notes are an integral part of these consolidated financial statements.

X FINANCIAL

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	883,056,836	774,475,992	(1,308,461,441)	(200,530,488)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	9,635,032	11,379,697	11,915,528	1,826,135
Share-based compensation	171,836,485	157,116,095	80,140,138	12,282,013
Impairment of long-term investments	—	12,538,280	—	—
Loss (gain) from equity in affiliates	(8,055,105)	(17,457,899)	6,805,940	1,043,056
Loss (gain) from disposal of property and equipment	(66)	(2,389)	59,213	9,075
Provision for accounts receivable and contract assets	396,996,410	241,186,823	121,485,215	18,618,424
Provisions for loans receivable from Xiaoying Credit Loans and Revolving Loans	—	37,643,244	227,210,026	34,821,460
Provision for loan receivable from Xiaoying Housing Loans	40,347,875	23,430,641	17,993,570	2,757,635
Impairment losses on deposits to institutional cooperators:
Provision for credit losses on deposits to institutional cooperators	—	—	10,318,117	1,581,321
Impairment loss on deposits to institutional cooperators	—	—	960,000,000	147,126,436
Reversal of credit losses for other financial assets	—	—	(975,040)	(149,431)
Fair value adjustments related to Consolidated Trusts	(12,358,626)	(64,162,533)	57,380,274	8,793,912
Change in fair value of financial guarantee derivative	200,971,302	246,371,828	163,670,115	25,083,543
Deferred tax benefits	(3,162,072)	(164,911,933)	(142,551,916)	(21,847,037)
Other non-cash expenses (income)	—	247,954	(978,897)	(150,023)
Changes in operating assets and liabilities:
Accounts receivable and contract assets	(665,341,737)	366,952,171	220,837,490	33,844,826
Deposits to institutional cooperators	—	(518,720,216)	(1,369,521,281)	(209,888,319)
Prepaid expenses and other current assets	(6,440,698)	(197,141,775)	123,901,899	18,988,796
Amount due from related party	(20,000,000)	20,000,000	—	—
Origination of loans held for sale	(5,096,651,671)	(8,056,664,647)	—	—
Sales and maturity of loans held for sale	5,232,573,583	8,362,184,896	—	—
Loan receivable from Xiaoying Housing Loans	29,146,788	15,134,973	24,051,658	3,686,078
Other non-current assets	(3,054,940)	299,925	265,846	40,743
Guarantee liabilities	(524,270,832)	(3,422,898)	(7,983,299)	(1,223,494)
Financial guarantee derivative	(612,482,131)	(608,084,177)	388,806,171	59,587,153
Accrued payroll and welfare	15,691,600	(29,815,450)	(28,867,642)	(4,424,160)
Other tax payable	28,180,979	(76,043,291)	14,991,468	2,297,543
Income tax payable	(89,093,593)	28,757,234	(265,078,543)	(40,625,064)
Deposit payable to channel cooperators	(220,120)	(25,118,739)	(87,451,225)	(13,402,487)
Accrued expenses and other current liabilities	38,048,852	64,392,936	102,802,015	15,755,098
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	5,354,151	600,566,742	(679,234,601)	(104,097,256)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment and intangible assets	(38,634,331)	(15,143,162)	(5,365,436)	(822,289)
Disposal of property and equipment	5,332	115,402	79,344	12,160
Purchase of short-term investment	—	—	(6,000,000)	(919,540)
Origination of loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans	—	—	(5,746,369,142)	(880,669,600)
Sale and collection of loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans			797,086,381	122,158,832
Principal payment of loans at fair value	(67,852,371)	(4,938,191,061)	(4,016,159,473)	(615,503,368)
Principal collection of loans at fair value	744,351,887	2,253,437,828	5,155,380,196	790,096,581
Purchase of long-term investments	(225,000,000)	—	(3,500,000)	(536,398)
Purchase of loans’ earnings rights from a related party	—	(380,000,000)	—	—
Collections from loans’ earnings rights from a related party	—	—	120,000,000	18,390,805
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	412,870,517	(3,079,780,993)	(3,704,848,130)	(567,792,817)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	—	6,035,665	612,530	93,874
Cancelling of shares	—	—	(68,936)	(10,565)
Proceeds from initial public offering	713,089,781	—	—	—
Payments of initial public offering cost	(31,100,368)	—	—	—
Dividends to shareholders	—	(103,196,981)	—	—
Acquisition of additional interest in subsidiary	(1,400,000)	—	—	—
Proceeds from short-term bank borrowings	198,000,000	203,000,000	511,545,000	78,397,701
Repayments of short-term bank borrowings	—	(401,000,000)	(161,000,000)	(24,674,330)
Cash received from institutional funding partners	—	—	5,707,175,065	874,662,845
Cash paid to institutional funding partners	—	—	(475,385,721)	(72,856,049)
Cash received from investors and institutional funding partners of the Consolidated Trusts	—	4,313,060,000	1,537,760,000	235,672,031
Cash paid to investors and institutional funding partners of the Consolidated Trusts	(696,800,000)	(1,306,710,525)	(2,629,925,825)	(403,053,766)
CASH PROVIDED BY FINANCING ACTIVITIES	181,789,413	2,711,188,159	4,490,712,113	688,231,741
Effect of foreign exchange rate changes	(6,283,113)	10,622,885	(28,409,920)	(4,354,011)
NET INCREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	593,730,968	242,596,793	78,219,462	11,987,657
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	683,975,671	1,277,706,639	1,520,303,432	232,996,695
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT YEAR END	1,277,706,639	1,520,303,432	1,598,522,894	244,984,352
Supplemental disclosures of cash flow information:
Income taxes paid, net of refunds	302,176,854	43,052,057	107,751,825	16,513,690
Interest paid for bank borrowings	—	3,474,745	11,405,162	1,747,918
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	1,069,361,250	1,005,980,251	746,388,408	114,389,028
Restricted cash	208,345,389	514,323,181	852,134,486	130,595,324
Total cash and cash equivalents and restricted cash	1,277,706,639	1,520,303,432	1,598,522,894	244,984,352

The accompanying notes are an integral part of these consolidated financial statements.

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

As of December 31, 2020, the Company’s principal subsidiaries, VIEs and subsidiaries of the VIEs are as follows:

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

(a)         Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)         Principles of Consolidation

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

The irrevocable power of attorney has conveyed all shareholder rights held by the VIEs’ shareholders to Beijing WFOE or any person designated by Beijing WFOE, including the right to appoint executive directors of the VIEs to conduct day to day management of the VIEs’ businesses, and to approve significant transactions of the VIEs. In addition, the exclusive call option agreement provides Beijing WFOE with a substantive kick-out right of the VIEs shareholders through an exclusive option to purchase all or any part of the shareholders’ equity interest in the VIEs. In addition, through the exclusive business cooperation agreement, Beijing WFOE demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of the VIEs. The equity pledge agreements further secure the obligations of the shareholders of the VIEs under the above agreements.

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

Consolidated Trusts

As part of the Group’s efforts to develop new product offerings for investors and institutional funding partners, the Group established a business relationship with certain trusts which were administered by third-party trust companies. The trusts were set up to invest solely in the loans facilitated by the Group on its platform to provide returns to the beneficiaries of the trusts through interest payments made by the borrowers. Both direct model and intermediary model are adopted for these trusts. Under direct model, loans are originated from trusts to borrowers while under intermediary model, the Group typically provides credit to the borrowers through an intermediary first and then transfers the loans to the trusts, which issue beneficial interests to the investors and institutional funding partners. The Group determines to consolidate these trusts as the Group is the primary beneficiary, due to the following reasons: 1. the Group has the power to direct the operating activities of the trusts; 2. the Group absorbs or enjoys the potential residual losses or returns of these trusts. Under intermediary model, the transfer of loans to the Consolidated Trusts are not eligible for sale accounting because the trust is consolidated and the loan transfer is considered an intercompany transaction. The Group further elected to apply fair value option to the loans (at the date of origination) and liabilities to investors and institutional funding partners to emphasize the relevancy of the accounting information of its consolidated financial statements. That is, the loans are continued to be recorded on the Group’s consolidated balance sheets as loans held for investment under “Loans at fair value” and the proceeds received from the investors and institutional funding partners are recorded as trust liabilities under “Payable to investors at fair value”.

During 2019 and 2020, one of the subsidiaries of the Group funded RMB93,000,000 and RMB64,375,517 to loan products facilitated on the Group’s platform through third-party trust companies. The trusts are consolidated by the Group and the underlying loans are recorded on the Group’s consolidated balance sheets as loans held for investment under “Loans at fair value”.

The following financial statement amounts and balances of the Consolidated Trusts are included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of December 31,	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Assets:
Restricted cash	449,978,760	476,854,616	73,081,167
Loans at fair value	2,782,332,885	1,585,731,888	243,024,044
Prepaid expenses and other current assets	37,073,985	11,359,212	1,740,875
Total assets	3,269,385,630	2,073,945,716	317,846,086
Liabilities:
Payable to investors at fair value	3,006,349,475	1,914,183,650	293,361,480
Other tax payable	2,636,517	3,357,513	514,561
Accrued expenses and other current liabilities	52,677,466	74,596,014	11,432,340
Total liabilities	3,061,663,458	1,992,137,177	305,308,381

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net revenue	61,475,364	340,613,941	331,300,043	50,773,953
Net income (loss)	41,986,452	227,051,351	(19,795,471)	(3,033,789)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net cash provided by (used in) operating activities	12,547,230	123,521,027	(20,179,042)	(3,092,574)
Net cash provided by (used in) investing activities	676,499,516	(2,684,753,233)	1,139,220,723	174,593,214
Net cash provided by (used in) financing activities	(696,800,000)	3,006,349,475	(1,092,165,825)	(167,381,735)

The following financial statement amounts and balances of the VIEs and Consolidated Trusts were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of December 31,	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Assets:
Cash and cash equivalents	336,512,754	170,390,218	26,113,443
Restricted cash	449,978,760	484,877,600	74,310,743
Accounts receivable and contract assets, net	466,630,408	—	—
Short-term investment	—	6,000,000	919,540
Loan receivable from Xiaoying Housing Loans, net	89,535,665	47,490,437	7,278,228
Loans at fair value	2,782,332,885	1,585,731,888	243,024,044
Deposits to institutional cooperators, net	—	565,372	86,647
Prepaid expenses and other current assets	429,093,130	66,235,998	10,151,111
Financial guarantee derivative	719,962,262	297,928,066	45,659,474
Deferred tax assets, net	420,822,781	287,606,896	44,077,685
Long-term investments	277,126,560	292,115,200	44,768,613
Property and equipment, net	14,396,986	6,220,398	953,318
Intangible assets, net	6,091,145	30,431,482	4,663,829
Other non-current assets	44,169,105	6,914,006	1,059,618
Total assets	6,036,652,441	3,282,507,561	503,066,293
Liabilities:
Payable to investors at fair value	3,006,349,475	1,914,183,650	293,361,480
Guarantee liabilities	11,140,899	—	—
Financial guarantee derivative	—	130,442,090	19,991,125
Short-term bank borrowings	—	18,700,000	2,865,900
Accrued payroll and welfare	22,677,991	10,017,308	1,535,220
Other tax payable	34,725,447	37,103,700	5,686,391
Income tax payable	227,047,349	48,349,593	7,409,899
Accrued expenses and other current liabilities	103,479,695	230,564,165	35,335,504
Other non-current liabilities	26,683,382	1,739,541	266,595
Deferred tax liabilities	688,209	—	—
Total liabilities	3,432,792,447	2,391,100,047	366,452,114

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net revenue	2,168,665,965	2,650,594,409	754,755,127	115,671,284
Net income (loss)	408,242,461	(14,609,225)	(180,518,614)	(27,665,688)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net cash provided by (used in) operating activities	(243,451,042)	442,501,953	(190,951,068)	(29,264,531)
Net cash provided by (used in) investing activities	451,499,516	(2,706,673,269)	1,133,193,197	173,669,455
Net cash provided by (used in) financing activities	(498,800,000)	2,808,349,475	(1,073,465,825)	(164,515,835)

The VIEs and Consolidated Trusts contributed 61%, 86%,and 34% of the Group’s consolidated revenue for the years ended December 31, 2018, 2019 and 2020 respectively. As of December 31, 2019 and 2020, the VIEs and Consolidated Trusts accounted for an aggregate of 73% and 44% of the consolidated total assets, and 88% and 54% of the consolidated total liabilities.

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

The Group believes that there are no assets held in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and the PRC statutory reserves. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 15 for disclosure of restricted net assets.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include share-based compensation, allowance for credit losses of accounts receivables and contract assets, deposits to institutional cooperators, prepaid expenses and other current assets, loans receivables from Xiaoying Housing Loans and loans receivables from Xiaoying Credit Loans and Revolving Loans, allocation of considerations under revenue arrangements with various performance obligations, valuation allowance for deferred tax assets, unrecognized tax benefits, the indefinite reinvestment assertion, fair value of guarantee liabilities and financial guarantee derivatives, loans at fair value and payable to investors at fair value.

(d) Revenue recognition

The Group provides services as an online marketplace connecting borrowers and investors or institutional funding partners primarily through the use of two business models. The major products offered by the Group include Xiaoying Credit Loan and Xiaoying Revolving Loan. Xiaoying Credit Loan mainly consists of Xiaoying Card Loan and Xiaoying Preferred Loan products. The major product under the category Xiaoying Revolving Loan is Yaoqianhua which was previously named as Xiaoying Wallet. Revenue is the transaction price the Group expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Group’s activities and is recorded net of value-added tax (“VAT”). The services to be accounted for include loan facilitation service, post-origination service (e.g. cash processing and collection services) and guarantee service.

The first business model (“Direct Model”) involves the Group matching borrowers with investors or institutional funding partners who directly funds the credit drawdowns to the borrowers. The Group has determined that it is not the legal lender or borrower in the loan origination and repayment process, but acting as an intermediary to bring the lender and the borrower together. Therefore, the Group does not record the loans receivable or payable arising from the loans facilitated between the investors or institutional funding partners and borrowers on its platform.

The second business model (“Intermediary Model”) involves the Group initially providing credit to borrowers using its own funds through an intermediary and subsequently selling the loans including all of the creditor rights in the loans to external investors or institutional funding partners on its platform within a short period of time.

Loans facilitated by the Group typically have a term of less than 1 year. For each loan facilitated either through the Direct Model or Intermediary Model, the Group charges a service fee, which is payable by the borrower for all three services provided. No application fee is charged to borrowers or investors or institutional funding partners. According to the contractual agreement with borrowers, upon the inception of the loan, the Group has the unconditional right to the entire service fee regardless of whether subsequent post-origination or guarantee services are provided by the Group or timing of repayment of the loan. Since September 2017, for certain Xiaoying Card Loans facilitated, the borrower can early repay the loans with a portion of the monthly service fees for the remaining period being waived. The Group historically charged a portion of service fees upfront for certain products which is deducted from the loan proceeds at loan origination, and the remaining service fees are collected on a monthly basis. The Group has stopped charging upfront fees for all products since December 2017 to comply with new regulatory requirements. At contract inception, the Group determines that the collection of service fees is probable based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination.

In order to be more competitive by providing a certain level of assurance to the investors or institutional funding partners, for certain loans facilitated by the Group’s platform, either borrowers or institutional funding partners are required to directly sign a credit insurance agreement with ZhongAn Online P&C Insurance Co., Ltd (“ZhongAn”) to protect investors or institutional funding partners against the risk of borrower default. As of December 31, 2019 and 2020, 77% and 54% of loans, respectively, have signed credit insurance agreement with ZhongAn.

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

For certain Xiaoying Card Loans that were newly facilitated from September 2017, borrowers are required to enter into a guarantee agreement and an insurance agreement with the Group and ZhongAn, respectively, to pay the guarantee fee and insurance fee to the respective party at a pre-agreed rate. Upon borrower’s default, ZhongAn reimburses the full loan principal and interest to the investor or institutional funding partner first, and has the right to recourse to both the borrower and the Group, and the Group’s contractual obligation is at any time it limited to a cap (the “Cap”) which is the lower of (1) total amount of guarantee fees contractually required to be collected from the borrowers for such loans facilitated during the current period on an aggregated basis, and (2) a certain percentage of the total principal of the loans facilitated stated in an annualized manner, as pre-agreed with ZhongAn (the “Rate”). The contractual guarantee fees in (1) is not influenced by default or early repayment of borrowers. The Group has no obligation or intention to compensate ZhongAn for any losses in excess of the contractual obligation. The Rate will be negotiated prospectively at each quarter between the two parties based on the expected default rate. The actual loss in excess of the Cap is absorbed by ZhongAn. ZhongAn ultimately bears substantially all of the credit risk. The Group’s exposure in this arrangement is limited to the default and prepayment risk in relation to the guarantee fee when the Group cannot collect the guarantee fee under the agreement with the borrower on an individual basis but is still obligated to compensate ZhongAn up to the Cap on a pool basis. The Group evaluated the guarantee arrangement pursuant to ASC Topic 815, and concluded that the arrangement meets the definition of a derivative and that it is not eligible for the guarantee scope exception. Therefore, the guarantee is recognized as a derivative liability/asset at fair value and is not accounted for pursuant to ASC Topic 460 or 450. See accounting policy for financial guarantee derivative.

For other Xiaoying Preferred Loan products newly facilitated from September 2017, the borrowers are required to enter into an insurance agreement with ZhongAn only at a rate set by ZhongAn. No separate guarantee agreement is signed by the borrower with the Group and no additional guarantee fee is charged from the borrower. Upon borrower’s default, ZhongAn reimburses the full loan principal and interest to the investor or institutional funding partner. The Group collects the defaulted amount from borrowers on behalf of ZhongAn but has no obligation and it is no longer the Group’s intention to compensate ZhongAn for the defaulted loan principal and interest not subsequently collected in the future. ZhongAn is fully liable for all the borrower’s credit risk associated with the defaulted principal and interest of the loan. Therefore, for these loans, the Group provides loan facilitation and post-origination services but no longer provides guarantee service. The Group does not record guarantee liabilities associated with these loans or corresponding account receivables from guarantee services. Under the Direct Model, the total transaction price is directly allocated to the facilitation service and post-origination service. Under the Intermediary—non-trust model, upon transfer of the loan to third party investors, the Group recognize the difference between (1) the proceeds received from the investors and accounts receivable and (2) the carrying value of the loan as a gain of sale, which effectively represents the service fees earned from facilitation of the loans under Intermediary Model, as the “Loan facilitation service—Intermediary Model” in the consolidated statements of comprehensive income (loss).

For certain loans that were newly facilitated in 2020, the institutional funding partners as policyholder and insured party are required to enter into an insurance agreement with ZhongAn to pay the insurance premiums. To attract institutional funding and maintain a relatively low funding cost, the Group at its sole discretion paid the insurance premiums. The borrowers are still required to enter into a guarantee agreement with the Group to pay the guarantee fee at a pre-agreed rate. The obligation/ credit risk/ exposure of the Group and Zhongan to compensate the defaulted loans has no change with “New ZhongAn Model”.

Starting from 2020, the Group enters into a series of arrangements with various external financing guarantee companies, which is similar to “New ZhongAn Model” with limited exposure to compensate these financing guarantee companies based on the contractual guarantee fee up to the pre-agreed cap when borrowers’ default occur.

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

• Step 2: Identify the performance obligations in the contract

• Step 3: Determine the transaction price

• Step 4: Allocate the transaction price to the performance obligations in the contract

• Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Group determines its customers to be both the borrowers and the investors or institutional funding partners. The Group considers the loan facilitation service, guarantee service and post-origination service as three separate services of which the guarantee service is accounted for in accordance with ASC Topic 460, Guarantees. While the post-origination service is within the scope of ASC Topic 860, the ASC Topic 606 revenue recognition model is applied due to the lack of definitive guidance in ASC Topic 860. The loan facilitation service and post-origination service are two separate performance obligations under ASC 606, as these two deliverables are distinct in that customers can benefit from each service on its own and the Group’s promises to deliver the services are separately identifiable from each other in the contract.

The Group determines the total transaction price to be the service fees chargeable from the borrowers or institutional funding partners, including the guarantee fees charged by the Group under the separate guarantee agreement with the borrowers for certain type of Xiaoying Card Loans that are newly facilitated since September 2017. The Group’s transaction price includes variable consideration in the form of prepayment risk for certain products. The Group reflects, in the transaction price, the prepayment risk and estimates variable consideration for these contracts using the expected value approach on the basis of historical information and current trends of the prepayment percentage of the borrowers. The transaction price is allocated amongst the guarantee service, if any, and two performance obligations.

The Group first allocates the transaction price to the guarantee liabilities, if any, that is recognized in accordance with either (1) ASC Topic 460, Guarantees which requires the guarantee to be measured initially at fair value based on the stand-ready obligation or (2) ASC Topic 815, which requires the guarantee to be measured initially and subsequently at fair value. Then the remaining considerations are allocated to the loan facilitation services and post-origination services using their relative standalone selling prices consistent with the guidance in ASC 606. For certain loans facilitated since September 2017, the total transaction price is allocated to facilitation service and post-origination service only. The Group does not have observable standalone selling price information for the loan facilitation services or post-origination services because it does not provide loan facilitation services or post-origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Group. As a result, the estimation of standalone selling price involves significant judgment. The Group uses an expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post origination services as the basis of revenue allocation. In estimating its standalone selling price for the loan facilitation services and post-origination services, the Group considers the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on the Group’s services, and other market factors.

For each type of service, the Group recognizes revenue when (or as) the entity satisfies the service/performance obligation by transferring a promised good or service (that is, an asset) to a customer. Revenues from loan facilitation are recognized at the time a loan is originated between the borrower and the investor or institutional funding partner and the principal loan balance is transferred to the borrower, at which time the facilitation service is considered completed. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are provided. Revenues from guarantee services are recognized at the expiry of the guarantee term when there had been no defaults. Except for certain loan products offered since September 2017, the collection of service fees is not conditional on the provision of subsequent post-origination or guarantee services.

Intermediary Model

Starting from 2018, the Group cooperate with several microcredit companies who use their own funds to provide credit to borrowers first; the Group provide facilitation and post-origination services for these loans and receive service fee from borrowers. These microcredit companies transfer their rights as creditors shortly to SPVs controlled by the Group at the price of the carrying amount of the outstanding loan principal balance and accumulated accrued interest not paid by the borrowers as of the day on which the creditor’s rights are legally transferred to SPVs. The SPVs usually further transfer their creditor’s rights to third party investors or institutional funding partners in a short period at the price of the carrying amount of the outstanding loan principal balance and the accumulated accrued interest not paid by the borrowers as of the day on which the creditor’s rights are legally transferred to investors or institutional funding partners. The Group accounts the relevant interest and service fees received from the borrowers as the financing income and the fee charged by the microcredit companies which is proportionate to the loans facilitated as the origination and servicing cost in its consolidated financial statements.

Under the Intermediary business model, the Group provides the funds that are loaned to borrowers and agrees to take predominantly all the risk arising from potential breaches of agreement by the borrowers receiving financing.

The Group provides financing to borrowers on their platform and the loans are initially recorded on the consolidated balance sheet as loans held for sale or loans receivable from Xiaoying credit loans and Xiaoying revolving loans. These loans carry the same insurance/ guarantee agreement with external institutional co-operators as loans facilitated under the Direct Model, which is attached to the loan and transfers along with the loan. The Group also charges service fees in the same manner as loans facilitated under the Direct Model.

Intermediary Model—Non-Trust Model

The transfer of loans (including the creditor rights) to external investors or institutional funding partners not involving trust structure is accounted for as a true sale under ASC 860 (see accounting policy under “Sales and Transfers of Financial Instruments”). Upon sale, the Group records a guarantee liability in accordance with ASC 460 in relation to the on-going guarantee services to be provided to the investors or institutional funding partners, consistent with the loans facilitated under the Direct Model. The Group continues to provide post-origination services to the loans subsequent to their sale in the same manner as the Group services the loans facilitated under the Direct Model. No additional service fee is charged. Similar to the loans facilitated under the Direct Model, the Group charges and collects service fees from the borrowers or institutional funding partners in relation to the transferred loans on a monthly basis. The difference between (1) the proceeds received from the investors or institutional funding partners and accounts receivable and contract assets (see accounting policy on “Accounts receivable and contract assets and allowance for uncollectible accounts receivable and contract assets”) and (2) the sum of the carrying value of the loans and the fair value of the guarantee liability is recognized as a gain of sale, which effectively represents the service fees earned from facilitation of the loans under Intermediary Model, as the “Loan facilitation service—Intermediary Model” in the consolidated statements of comprehensive income (loss). For certain loans facilitated since September 2017, given the Group no longer provides guarantee services and the Group does not record any guarantee liabilities associated with those loans or related account receivable from guarantee services, the gain of sale is the difference between (1) the proceeds received from the investors or institutional funding partners and accounts receivable and (2) the carrying value of the loan. The subsequent accounting for post-origination service and guarantee services is consistent with that for loans facilitated under the Direct Model.

Loans that were not yet transferred to external investors or institutional funding partners or have been transferred but such transaction does not qualify for sale accounting as of December 31, 2019 and 2020 amounted to RMB289,553,016 and RMB 1,236,026,461 (US$189,429,343) respectively and was recorded in “Loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans” in the consolidated balance sheets.

Intermediary Model—Trust Model

The transfer of loans to institutional funding partners under the Intermediary Model often involves transferring the loans to a trust formed and operated by unrelated third party trust companies. The Group consolidates such trusts under the VIE model (see accounting policy on “Consolidated Trusts”). The Group also elects to apply fair value option to these loans at the date of origination. Loans transferred to Consolidated Trusts do not qualify for sales accounting as the transfer is to a consolidated subsidiary. The loans are recorded as “Loans at fair value” in the consolidated balance sheets. The Group recognizes as revenue under “financing income” the service fees and interests charged to the borrowers over the lifetime of the loans using effective interest method.

The online Intermediary Model ceased in April 2017 and the offline Intermediary Model with funding from banking financial institution partners ceased in February 2018 to comply with the promulgated regulatory requirements. The Group continues the operations through the offline Intermediary Model with funding from other partners to the extent permitted under applicable laws and regulations.

Disaggregation of revenues

All of the Group’s revenue for the years ended December 31, 2018, 2019 and 2020 were generated from the PRC. As the remaining duration of the Group’s performance obligations of the contracts is one year or less, the Group elects to apply the exemption of disclosing the aggregate amount of transaction price allocated to the performance obligations at the end of 31 December, 2018, 2019 and 2020, The following table illustrates the disaggregation of revenue by product the Group offered in 2018, 2019 and 2020:

2018	Loan facilitation service-Direct Model (RMB)	Loan facilitation service- Intermediary Model (RMB)	Post-origination service (RMB)	Financing income (RMB)	Other revenue (RMB)	Total (RMB)
Major products
Xiaoying Credit Loan	2,897,702,061	216,754,528	128,865,000	67,731,784	109,141,168	3,420,194,541
Xiaoying Housing Loan	5,780,118	1,247,846	463,129	8,290,828	9,190,257	24,972,178
Internet Channel(1)	53,874,025	8,760,054	1,182,786	41,253	9,313,276	73,171,394
Other loan products	215,763	1,509,945	732,516	40,096	1,079,296	3,577,616
Other service(2)	—	—	—	—	18,684,315	18,684,315
Total	2,957,571,967	228,272,373	131,243,431	76,103,961	147,408,312	3,540,600,044

2019	Loan facilitation service-Direct Model (RMB)	Loan facilitation service- Intermediary Model (RMB)	Post-origination service (RMB)	Financing income (RMB)	Other revenue (RMB)	Total (RMB)
Major products
Xiaoying Credit Loan	1,834,813,952	223,668,549	314,767,947	396,039,771	71,024,093	2,840,314,312
Xiaoying Revolving Loan	63,667,334	13,174,930	8,163,362	12,361,021	9,069,408	106,436,055
Xiaoying Housing Loan	578,598	88,225	132,382	—	264,644	1,063,849
Internet Channel(1)	86,733,843	1,703,032	7,568,757	—	1,890,227	97,895,859
Other loan products	209,616	232,318	62,764	—	10,403	515,101
Other service(2)	—	—	—	—	41,824,819	41,824,819
Total	1,986,003,343	238,867,054	330,695,212	408,400,792	124,083,594	3,088,049,995

2020	Loan facilitation service-Direct Model (RMB)	Loan facilitation service- Intermediary Model (RMB)	Post-origination service (RMB)	Financing income (RMB)	Other revenue (RMB)	Total (RMB)
Major products
Xiaoying Credit Loan	1,190,088,566	19,755,482	176,229,908	538,869,175	39,537,661	1,964,480,792
Xiaoying Revolving Loan	76,444,207	21,571,881	26,000,468	73,991,011	597,911	198,605,478
Xiaoying Housing Loan	—	—	—	—	172,960	172,960
Internet Channel(1)	—	45,449	1,611,453	3,291	11	1,660,204
Other loan products	—	—	—	—	226,720	226,720
Other service(2)	—	—	—	—	27,811,304	27,811,304
Total	1,266,532,773	41,372,812	203,841,829	612,863,477	68,346,567	2,192,957,458

2020	Loan facilitation service-Direct Model (US$)	Loan facilitation service- Intermediary Model (US$)	Post-origination service (US$)	Financing income (US$)	Other revenue (US$)	Total (US$)
Major products
Xiaoying Credit Loan	182,389,053	3,027,660	27,008,415	82,585,314	6,059,412	301,069,854
Xiaoying Revolving Loan	11,715,587	3,306,035	3,984,746	11,339,619	91,634	30,437,621
Xiaoying Housing Loan	—	—	—	—	26,507	26,507
Internet Channel(1)	—	6,965	246,966	504	2	254,437
Other loan products	—	—	—	—	34,746	34,746
Other services(2)	—	—	—	—	4,262,269	4,262,269
Total	194,104,640	6,340,660	31,240,127	93,925,437	10,474,570	336,085,434

(1) Represents loans facilitated to borrowers referred by other platforms

(2) Primarily consists of commission fees from Xiaoying Online Mall, service fees charged for transferring loans between investors on the Group’s online platform, referral service fee for introducing borrowers to other platforms and technology service fees received for providing assistant technology development services.

Contract balances

The Group did not enter into contracts with customers that were greater than one year for substantially all products for the years ended December 31, 2018, 2019 and 2020. The Group historically did not record any contract liabilities for both 2019 and 2020 and did not record any contract asset prior to September 2017. For certain Xiaoying Card Loan products facilitated since September 2017, the borrower can early repay the loans in which case a portion of the monthly service fees for the remaining period is waived. The Group does not have unconditional right to the consideration at the loan inception and records a corresponding contract asset when recognizing revenue from facilitation service. The contract asset will not be reclassified to a receivable given that the right to invoice and the payment due date is the same date. Since 2018, the Group determined that the consideration for these loan products to no longer be probable that substantially all of the consideration will be collected from its customers, therefore no contract assets were recognized. Revenue for these loan products are recognized when the collection of consideration becomes probable.

Remaining unsatisfied performance obligations as of December 31, 2018, 2019 and 2020 pertained to post-origination service in the amount of RMB103,023,734, RMB106,147,877 and RMB61,415,170(US$ 9,412,287) respectively. All remaining unsatisfied performance obligations would be recognized as revenue in the subsequent year. The revenues recognized in 2018, 2019, and 2020 from performance obligations satisfied (or partially satisfied) in prior periods are RMB3,390,633, RMB2,240,572 and nil, respectively.

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

Financing income

Financing income consists primarily the financing fees the Group charges for the loans facilitated through the Consolidated Trusts, including interest income and service fees generated from providing loan facilitation, guarantee and post-origination services to the investors and institutional funding partners of the Consolidated Trusts and are recorded as revenue over the life of the underlying financing using the effective interest method.

Financing income also includes financing fees, including interest income and service fee, from loans held for sale and loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans that have not yet been transferred to external investors or institutional funding partners or have been transferred but such transaction does not qualify for sale accounting under the Intermediary Model.

Other revenue

Other revenue primarily includes penalty fees for loan prepayment and late payment, administration fee for transferring loans between investors on the Group’s platform, commission fees for introducing borrowers to other platforms and commission fees from Xiaoying Online Mall. The penalty fees, which are fees paid to the Group, will be received as a certain percentage of past due amounts in the case of late payments or a certain percentage of interest over the prepaid principal loan amount in the case of prepayment. Penalty fees are contingency-based variable considerations and constrained by the occurrence of delinquency or prepayment. They are recognized when the uncertainty associated with the variability is resolved, that is, when the underlying event occurs. The administration fees for transferring loans between investors and commission fees for introducing borrowers to other platforms are recognized when the obligation is fulfilled and is confirmed by the other platforms.

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

(e) Sales and transfers of financial instruments

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

2. The transferee or beneficial interest holders have the right to pledge or exchange the transferred financial assets; and

3. The transferor, its consolidated affiliates included in the financial statements being presented, or its agents do not maintain effective control of the transferred asset. A transferor’s effective control over the transferred financial assets includes, but is not limited to, any of the following:

a.An agreement that both entitles and obligates the transferor to repurchase or redeem the transferred financial assets before their maturity.

b. An agreement, other than through a cleanup call that provides the transferor with both of the following: (i) The unilateral ability to cause the holder to return specific financial assets. (ii) A more-than-trivial benefit attributable to that ability; and

c. An agreement that permits the transferee to require the transferor to repurchase the transferred financial assets at a price that is so favorable to the transferee that it is probable that the transferee will require the transferor to repurchase them.

Under the Intermediary Model, the Group, through its Intermediary, facilitates credits to borrowers and subsequently transfers the loans (including the creditor rights) to third party investors or institutional funding partners at face value within a short period of time.

When the loan (including the creditor rights) is transferred, the transferee becomes the direct counterparty to the borrower and the legal record holder of the loan upon transfer. The transfer is accounted for as a sale, when (1) the transferred loans are considered legally isolated from the assets of the Group and its creditors even in the bankruptcies under the PRC laws and regulations, (2) the investors or institutional funding partners (transferees) can freely pledge or exchange the transferred loans, and (3) the Group does not maintain effective control over the transferred loans. The cash flows related to the origination and transfer of these loans are presented as “Origination of loans held for sale” and “Sale of loans held for sale”, respectively, within operating cash flows in the consolidated statement of cash flows. When a transfer does not qualify for sale accounting, e.g. when the Group sells loans with recourse to the Group, the transferred financial asset remains in the statement of financial position and a financial liability is recognized for any consideration received.

For certain loans facilitated through the Intermediary Model, borrowers are required to pledge properties to one of the Group’s consolidated VIE entities (other than the Intermediary or the SPV conducting the facilitation and transfer of the loan) as collateral for the guarantee that the Group is providing to ZhongAn against borrower’s default. It is a separate arrangement with different counterparties from the loan provided by the Group. While the loan (including creditor’s rights) is transferred to third party investors or institutional funding partners, the lien remains under the Group’s name and in security for the Group agreeing to provide the guarantee to ZhongAn. The holding of the lien does not affect the creditor’s right in the loan being fully transferred. Provided all aforementioned conditions under sales accounting are met, the transfer of such loans with collateral are accounted for as a sale.

(f) Foreign currency translation

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

(g) Guarantee liabilities

The Group has guarantee service which is directly and indirectly provided to the investors or institutional funding partners. The Group also provides direct guarantee to investors or institutional funding partners on certain loan products via its consolidated entities. If a borrower defaults, the Group makes its best efforts to collect the default loan. The Group directly or indirectly makes payment to the defaulted principal and interest to each investor or institutional funding partner. Under the Old ZhongAn Model, prior to September 2017, ZhongAn initially reimbursed the loan principal and interest to the investor or institutional funding partner upon the borrower’s default. In order to maintain stable business relationship with ZhongAn, although not contractually obligated, the Group at its sole discretion compensated ZhongAn for substantially all loan principal and interest default but not subsequently collected. At the inception of each loan, the Group recognizes the guarantee liability at fair value in accordance with ASC 460-10, which incorporates the expectation of potential future payments under the guarantee and takes into both non-contingent and contingent aspects of the guarantee. Subsequent to the loan’s inception, the guarantee liability is composed of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. The liability recorded based on ASC Topic 460 is determined on a loan by loan basis and it is reduced when the Group is released from the underlying risk, i.e. as the loan is repaid by the borrower or when the investor or institutional funding partner is compensated in the event of a default. This component is a stand-ready obligation which is not subject to the probable threshold used to record a contingent obligation. When the Group is released from the stand-ready liability upon expiration of the underlying loan, the Group records a corresponding amount as “Other revenue” in the consolidated statement of comprehensive income. The other component is a contingent liability determined based on probable loss considering the actual historical performance and current conditions, representing the obligation to make future payouts under the guarantee liability in excess of the stand-ready liability, measured using the guidance in ASC Topic 450. The ASC Topic 450 contingent component is determined on a collective basis and loans with similar risk characteristics are pooled into cohorts for purposes of measuring incurred losses. The ASC 450 contingent component is recognized as part of operating expenses in the consolidated statement of comprehensive income. At all times the recognized liability (including the stand-ready liability and contingent liability) is at least equal to the probable estimated losses of the guarantee portfolio.

The Group measures its guarantee liabilities at inception at fair value based on the Group’s expected payouts and also incorporating a markup margin. As the Group’s guarantee liabilities are not traded in an active market with readily observable prices, the Group applies a discounted cash flow methodology to measure the fair value of guarantee liabilities. The impact of credit losses is also considered by applying discounted cash flow method for the subsequent measurement of guarantee liabilities, based on the consideration of reasonable and supportable forecasts of future economic conditions. The significant unobservable inputs used include expected future payout and discount rate. The expected future payouts were estimated based on expected default rates and collection rates for each product type, taking into consideration of historical loss experiences for both contingent and noncontingent elements. The expected future payouts take into account missed payments initially compensated by ZhongAn within two business days from borrowers’ payment due date. The expected collection rate of defaulted loans incorporates the proceeds from liquidation of underlying collateral that would be expected to cover the payouts under the guarantee and was based on the average historical collection rate of the Group’s products. These inputs in isolation can cause significant increases or decreases in fair value. Increase in the expected default rates can significantly increase the fair value of guarantee liabilities; conversely a decrease in the expected default rates can significantly decrease the fair value of guarantee liabilities. The discount rate applied discounted cash flow methodology to present value the projected cash flows which is based on market rates. The Group also estimated the markup margin by looking at several comparable business models. The approximate term of the guarantee service correlates directly with the term of the loan product.

Refer to Note 10 for additional information about guarantee liabilities for the years ended December 31, 2018, 2019 and 2020.

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

(h) Financial guarantee derivatives

Starting from September 2017, for newly facilitated Xiaoying Credit Loans and Xiaoying Revolving Loans, the Group’s exposure is limited to the contractual guarantee fee that the Group cannot collect under the agreement from the borrower as a result of default or prepayment but are still obligated to compensate ZhongAn based on the contractual guarantee fee up to the pre-agreed cap. See accounting policy in Revenue Recognition. The financial guarantee is accounted for as a derivative under ASC 815 because the financial guarantee scope exemption in ASC 815-10-15-58 is not met. The derivative is remeasured at each reporting period. The change in fair value of the derivative is recorded as a change in fair value of financial guarantee derivatives in the consolidated statements of comprehensive income (loss). The derivative is increased by the guarantee fees collected from the borrowers upon receipt as the Group expects all the fees to be ultimately paid to ZhongAn. When the Group settles the guarantee through performance of the guarantee by making payments to ZhongAn, the Company records a corresponding deduction to the derivative.

Starting from 2020, the Group enters into a series of arrangements with various external financing guarantee companies, which is similar to our new ZhongAn model with limited exposure to compensate these financing guarantee companies based on the contractual guarantee fee up to the pre-agreed cap when borrowers’ default occur.

The Group uses the discounted cash flow model to value these financing guarantee derivatives at inception and subsequent valuation dates. This discounted cash flow model incorporates assumptions such as the expected delinquency rates, prepayment rate and discount rate. The expected delinquency rate and prepayment rate is estimated by taking into consideration of historical loss experiences. The discount rate is determined based on the market rates. The Group considers that the impact of discount rate to the fair value of financial guarantee derivatives is immaterial. For the loans facilitated after September 2017, the Group estimated at inception that the prepayment risk is immaterial.

(i) Fair value

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

• Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair value is therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

(j) Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash on hand and cash in bank which are highly liquid. As of December 31, 2020, cash equivalents were comprised of current deposits and money market funds stated at cost plus accrued interest. All cash and cash equivalents are unrestricted as to withdrawal and use.

(k) Restricted Cash

Restricted cash consists primarily of cash held by the Consolidated Trusts through segregated bank accounts which can only be used by the trusts to specified activities as stipulated in the trust agreements. Cash in the Consolidated Trusts is not available to fund the general liquidity needs of the Group.

Restricted cash also includes cash deposited with banks as collateral for borrowings from the respective banks. Restriction on the use of such cash and the interest earned thereon is imposed by the banks and remains effective throughout the terms of the borrowings. See Note 8.

(l) Accounts receivable and contract assets, net

Accounts receivable and contract assets consist of accounts receivable and contract assets from the facilitation and post-origination service in relation to loans facilitated under both Direct and Intermediary Models. Contract assets represent the Group’s right to consideration in exchange for facilitation services that the Company has transferred to the customer before payment is due. The Group only recognizes accounts receivable and contract assets to the extent that the Group believes it is probable that they will collect substantially all of the consideration to which it will be entitled in exchange for the services transferred to the customer. The general life time of Accounts receivable and contract assets lasts no more than 12 months.

Accounts receivable and contract assets from facilitation service is stated at the historical carrying amount net of write-offs and allowance for credit losses. The Group establishes an allowance for credit losses in accordance with ASC 326 based on estimates, historical experience of net default rates, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors surrounding the credit risk of customers. The profile of the borrowers is similar under each product therefore the Group applies a consistent credit risk management framework to the entire portfolio of borrowers under each product. For individual customers where there is an observable indicator of impairment such as fraud, a specific allowance is provided. The Group evaluates and adjusts its allowance for credit losses for accounts receivable and contract assets on a quarterly basis or more often as necessary. Uncollectible accounts receivable or contract assets are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when accounts receivable or contract assets are deemed uncollectible.

The following table presents the accounts receivable and contract assets from facilitation and post-origination as of December 31, 2019 and 2020, respectively:

As of December 31, 2019	Accounts receivable from facilitation services	Accounts receivable from post-origination services	Allowance for doubtful accounts	Total
	RMB	RMB	RMB	RMB
Xiaoying Credit Loan	884,954,449	17,906,149	(185,085,029)	717,775,569
Xiaoying Revolving Loan	28,961,624	129,661	(7,824,878)	21,266,407
Xiaoying Housing Loan	890,225	44,516	—	934,741
Internet Channel	31,169,383	8,149	—	31,177,532
Total	945,975,681	18,088,475	(192,909,907)	771,154,249

As of December 31, 2020	Accounts receivable from facilitation services	Accounts receivable from post-origination services	Accounts receivable from financing income	Allowance for credit losses	Total
	RMB	RMB	RMB	RMB	RMB
Xiaoying Credit Loan	422,694,249	1,897,119	9,160,182	(37,529,193)	396,222,357
Xiaoying Revolving Loan	14,438,096	1,295,993	2,503,149	(1,152,487)	17,084,751
Total	437,132,345	3,193,112	11,663,331	(38,681,680)	413,307,108

As of December 31, 2020	Accounts receivable from facilitation services	Accounts receivable from post-origination services	Accounts receivable from Financing income	Allowance for credit losses	Total
	US$	US$	US$	US$	US$
Xiaoying Credit Loan	64,780,728	290,746	1,403,859	(5,751,601)	60,723,732
Xiaoying Revolving Loan	2,212,735	198,620	383,624	(176,626)	2,618,353
Total	66,993,463	489,366	1,787,483	(5,928,227)	63,342,085

The following tables present the aging of accounts receivable as of December 31, 2019 and 2020 respectively. The Group charges off accounts receivable overdue more than 60 days.

As of December 31, 2019 Aging	Not past-due	1 - 30 days	30 - 60 days	Total
	RMB	RMB	RMB	RMB
Xiaoying Credit Loan	837,707,889	32,739,296	32,413,413	902,860,598
Xiaoying Revolving Loan	27,661,848	792,577	636,860	29,091,285
Xiaoying Housing Loan	934,741	—	—	934,741
Internet Channel	31,177,532	—	—	31,177,532
Total	897,482,010	33,531,873	33,050,273	964,064,156

As of December 31, 2020 Aging	Not past-due	1 - 30 days	30 - 60 days	Total
	RMB	RMB	RMB	RMB
Xiaoying Credit Loan	426,728,851	3,680,132	3,342,567	433,751,550
Xiaoying Revolving Loan	16,016,508	986,663	1,234,067	18,237,238
Total	442,745,359	4,666,795	4,576,634	451,988,788

As of December 31, 2020 Aging	Not past-due	1 - 30 days	30 - 60 days	Total
	US$	US$	US$	US$
Xiaoying Credit Loan	65,399,057	564,005	512,271	66,475,333
Xiaoying Revolving Loan	2,454,637	151,213	189,129	2,794,979
Total	67,853,694	715,218	701,400	69,270,312

The following tables present the movement of provision for accounts receivable and contract assets as of December 31, 2019 and in the allowance for credit losses for accounts receivables and contract assets as of December, 2020:

	As of January 1, 2019	Provision for accounts receivable (net of recovery) (1)	Charge-off for accounts receivable	As of December 31, 2019	Adoption of ASU 2016-13	Provision for accounts receivable (net of recovery) (1)	Charge-off for accounts receivable	As of December 31, 2020
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Xiaoying Credit Loan	206,575,845	230,589,301	(252,080,117)	185,085,029	11,480,592	112,833,743	(271,870,171)	37,529,193
Xiaoying Revolving Loan	—	10,303,996	(2,479,118)	7,824,878	811,579	11,883,737	(19,367,707)	1,152,487
Xiaoying Housing Loan	119,616	—	(119,616)	—	—	—	—	—
Internet Channel	133,707	—	(133,707)	—	3,232,265	(3,232,265)	—	—
Other products	14,384,158	293,526	(14,677,684)	—	—	—	—	—
Total	221,213,326	241,186,823	(269,490,242)	192,909,907	15,524,436	121,485,215	(291,237,878)	38,681,680

	As of December 31, 2019	Adoption of ASU 2016-13	Provision for accounts receivable (net of recovery) (1)	Charge-off for accounts receivable	As of December 31, 2020
	US$	US$	US$	US$	US$
Xiaoying Credit Loan	28,365,522	1,759,478	17,292,528	(41,665,927)	5,751,601
Xiaoying Revolving Loan	1,199,215	124,380	1,821,262	(2,968,231)	176,626
Internet Channel	—	495,366	(495,366)	—	—
Total	29,564,737	2,379,224	18,618,424	(44,634,158)	5,928,227

(1)   The recoveries of charge-off of accounts receivables and contract assets amounted to RMB3,690,460 and RMB4,243,262 (US$650,308) during the year ended December 31, 2019 and 2020, respectively.

(m) Loans held for sale

From time to time, the Group provides credits to borrowers through an intermediary first to enhance borrowers’ service satisfaction and transfers the loans to third party investors or institutional funding partners on its platform immediately thereafter (typically within a short period of time). These loans are accounted for as held for sale at lower of cost or fair value, as the Group has a clear marketing plan to transfer these loans to external investors or institutional funding partners and does not have intention to hold loans for the foreseeable future. During the period presented, the direct origination costs were inconsequential and were expensed as incurred. As at December 31, 2019, the Group reclassified loans held for sale to loans receivables from Xiaoying Credit Loans and Xiaoying Revolving loans after reassessing its intent and ability to transfer these loans.

Loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans refer to those loans that the Group acquired from unaffiliated third parties who were the initial lenders of such loans. The Group believes that acquiring loans from unaffiliated third parties is not prohibited under the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries (the “Interim Measures”) because the Interim Measures prohibit an online finance information intermediary from providing its own funds to borrowers on the platform directly but do not prohibit an online finance information intermediary acquiring loans from others. The Group acquired loans from unaffiliated third parties who were the initial lenders of such loans in 2019 and 2020. As of December 31, 2019 and 2020, such loans had a weighted average term of 10~11 months and a remaining weighted average term of 7 ~ 8 months. The loans were initially recognized as “Loans held for sale” as the Group did not have intention to retain such loans. The loans were not covered by any credit enhancement from qualified institutional partners. And the Group had no ability to transfer out the loans without recourse to the Group due to the illiquid market. Therefore, as of December 31,2019, the Group reclassified loans held for sale to loans receivables from Xiaoying Credit Loans and Xiaoying Revolving loans after reassessing its ability to transfer these loans. The cash flows related to the origination and transfer of these loans are presented as “Origination of loans held for sale” and “Sale of loans held for sale”, respectively, within operating cash flows in the consolidated statement of cash flows.

(n) Loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans, net

For those loans that the Group provides credits to borrowers using its own fund but fail to have certain marketing plans to transfer, or those transfer of loans that fails to meet to criteria of true sale under ASC 860 (see accounting policy under “Sale and Transfers of Financial Instruments”), they are accounted for as loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans at amortized cost. As of December 31, 2019 and 2020, loans that were unable to be transferred to external investors or institutional funding partners in a transaction qualifying for sale accounting amounted to RMB289,553,016 and RMB1,236,026,461(US$189,429,343) and were recorded in “Loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans” in the consolidated balance sheet. The general life time of Loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans lasts no more than 12 months. As a result of the failure of satisfying the criteria of true sale under ASC 860, the corresponding considerations received from the institutional funding partners were recorded in “Payable to institutional funding partners” in the consolidated balance sheet. The considerations received by the Group were determined based on the outstanding loan balances on the transaction dates. As the Group entitles them to receive a fixed interest rate in the loans which the institutional funding partners purchased, an accrued interest expenses payable to them was also recorded in “Payable to institutional funding partners” in the consolidated balance sheet.

Loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans are stated at the historical carrying amount net of write-offs and allowance for credit losses. The Group establishes an allowance for credit losses in accordance with ASC 326 based on estimates, historical experience of net default rates, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors surrounding the credit risk of customers. The profile of the borrowers is similar under each product therefore the Group applies a consistent credit risk management framework to the entire portfolio of borrowers under each product. For individual customers where there is an observable indicator of impairment such as fraud, a specific allowance is provided. The Group evaluates and adjusts its allowance for credit losses for loans receivables on a quarterly basis or more often as necessary. Uncollectible loans receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when loans receivables are deemed uncollectible.

The Group excluded the accrued interest receivable balance from the disclosed amortized cost basis, amounting to RMB11,663,331(US$1,787,483) as of December 31, 2020. The accrued interest receivables were recorded in Accounts receivables in the consolidated balance sheet. The Group does not measure the allowance for credit losses for accrued interest receivables as the Group writes off the uncollectable accrued interest receivables when the corresponding Loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans are written off. In 2020, the Group revised the charges off policy of Loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans after revisiting the latest recovery rate. Upon the revision, the Group charges off Loan receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans overdue more than 60 days in 2020 while the charge off policy was more than 180 days in 2019.

The following table presents the loans receivable from Xiaoying Credit Loans and Revolving Loans originated and retained by the Company as of December 31,2019 and 2020, respectively:

As of December 31, 2019	Loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans	Allowance for doubtful accounts	Total
	RMB	RMB	RMB
Xiaoying Credit Loan	7,568,272	—	7,568,272
Xiaoying Revolving Loan	306,694,212	(24,709,468)	281,984,744
Total	314,262,484	(24,709,468)	289,553,016

As of December 31, 2020	Loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans	Allowance for credit losses	Total
	RMB	RMB	RMB
Xiaoying Credit Loan	1,027,762,930	(70,615,780)	957,147,150
Xiaoying Revolving Loan	310,819,315	(31,940,004)	278,879,311
Total	1,338,582,245	(102,555,784)	1,236,026,461

As of December 31, 2020	Loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans	Allowance for credit losses	Total
	US$	US$	US$
Xiaoying Credit Loan	157,511,560	(10,822,342)	146,689,218
Xiaoying Revolving Loan	47,635,145	(4,895,020)	42,740,125
Total	205,146,705	(15,717,362)	189,429,343

The following tables present the movement of provision for loans receivable from Xiaoying Credit Loans and Revolving Loans as of December 31, 2019 and 2020, respectively:

	As of December 31, 2018	Provision for loans receivable from Xiaoying Credit Loans and Revolving Loans (net of recovery) (1)	Charge-off	As of December 31, 2019
	RMB	RMB	RMB	RMB
Xiaoying Revolving Loans	—	37,643,244	(12,933,776)	24,709,468
Total	—	37,643,244	(12,933,776)	24,709,468

	As of December 31, 2019	Adoption of ASU 2016-13	Provision for loans receivable from Xiaoying Credit Loans and Revolving Loans (net of recovery) (1)	Charge-off	As of December 31, 2020
	RMB	RMB	RMB	RMB	RMB
Xiaoying Credit Loans	—	—	74,934,783	(4,319,003)	70,615,780
Xiaoying Revolving Loans	24,709,468	4,205,046	152,275,243	(149,249,753)	31,940,004
Total	24,709,468	4,205,046	227,210,026	(153,568,756)	102,555,784

	As of December 31, 2019	Adoption of ASU 2016-13	Provision for loans receivable from Xiaoying Credit Loans and Revolving Loans (net of recovery) (1)	Charge-off	As of December 31, 2020
	US$	US$	US$	US$	US$
Xiaoying Credit Loans	—	—	11,484,258	(661,916)	10,822,342
Xiaoying Revolving Loans	3,786,892	644,451	23,337,202	(22,873,525)	4,895,020
Total	3,786,892	644,451	34,821,460	(23,535,441)	15,717,362

(1)   The recoveries of charge-off of loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans amounted to RMB751,264 and RMB11,249,305 (US$ 1,724,031) during the years ended December 31, 2019 and 2020, respectively.

The following table presents the aging of loans receivable from Xiaoying Credit Loans and Revolving Loans as of December 31, 2019 and 2020, respectively:

As of December 31, 2019 Aging	Not past-due	1 - 30 days	30 - 60 days	60 - 90 days	90 - 180 days	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Xiaoying Credit Loans	6,540,911	263,148	218	600,904	163,091	7,568,272
Xiaoing Revolving Loans	270,615,045	8,513,663	7,639,159	5,623,676	14,302,669	306,694,212
Total	277,155,956	8,776,811	7,639,377	6,224,580	14,465,760	314,262,484

As of December 31,2020 Aging	Not past-due	1 - 30 days	30 - 60 days	Total
	RMB	RMB	RMB	RMB
Xiaoying Credit Loans	1,012,188,463	10,394,739	5,179,728	1,027,762,930
Xiaoing Revolving Loans	294,056,208	9,930,164	6,832,943	310,819,315
Total	1,306,244,671	20,324,903	12,012,671	1,338,582,245

As of December 31, 2020 Aging	Not past-due	1 - 30 days	30 - 60 days	Total
	US$	US$	US$	US$
Xiaoying Credit Loans	155,124,669	1,593,063	793,828	157,511,560
Xiaoing Revolving Loans	45,066,086	1,521,865	1,047,194	47,635,145
Total	200,190,755	3,114,928	1,841,022	205,146,705

(o) Loans and payable to investors of Consolidated Trusts

The Group has elected the fair value option for the loan assets and liabilities of the Consolidated Trusts that otherwise would not have been carried at fair value. Such election is irrevocable and is applied to financial instruments on an individual basis at initial recognition. The Group estimates the fair value of loans and payable using a discounted cash flow valuation methodology by discounting the estimated future net cash flows using an appropriate discount rate. The future net cash flows are estimated based on contractual cash flows, taking into consideration of estimated delinquency rate, prepayment rate and collection rate of the loans, and the pre-determined Rate of the Group’s guarantee exposure for certain products. Loans and payable to investors of Consolidated Trusts are recorded as “Loans at fair value” and “Payable to investors at fair value” in the consolidated balance sheet. Changes in fair value of loans and payable to investors are reported net as recorded in “Fair value adjustments related to Consolidated Trusts” in the consolidated statement of comprehensive income. See Note 3 for further disclosure on financial instruments of the Consolidated Trusts for which the fair value option has been elected.

(p) Loan receivable from Xiaoying Housing Loans, net

The Group directly or indirectly guarantees on borrowers’ defaults to the investors or institutional funding partners of Xiaoying Housing Loan products and obtains a collateral right from the borrowers for such guarantees. The collaterals include apartments, houses and properties, which can fully cover the underlying loan principle and interest. Upon default of the loan, the Group compensates the investor or ZhongAn for defaulted loan principal and interest and obtains the creditor’s right of the underlying loan. The payout amount in relation to the original guarantee provision provided at loan inception was recorded as a deduction of guarantee liability, reflected in net payouts in the guarantee liabilities rollforward. The remaining payout amount in relation to the acquisition of the creditor’s right of the underlying loan is recorded as loan receivable upon payment of compensation in “Loan receivable from Xiaoying Housing Loans” in the consolidated balance sheets as the collection cycle typically will be more than one year. No loan receivables are recorded at loan inception.

Loan receivable from Xiaoying Housing Loans is recorded based on the present value of the expected amount to be collected from the exercise of the collateral right. Given the deterioration of the credit related to those loans upon acquisition, the Group determined that those loans are in non-accrual status and should only recognize related service and penalty fees upon cash received in other revenues.

Allowance for loan receivable is established through periodic charges to the provision for loan receivable when the Group believes that the future collection of defaulted loan principal and interest is unlikely. Allowance for credit losses for loan receivables from Xiaoying Housing loans is also recognized when the fair value is below the original recorded present value of the expected amount to be collected. In order to accelerate the collection process, the Group transferred the creditor rights of certain defaulted loans as well as the underlying collateral right to third party companies at a discount in 2018, 2019 and 2020. The discounted amount was recorded as an allowance for loan receivables which represent the amout that the Group expects not able to collect from the proceedings. In addition, the Group also recorded an allowance for the remaining outstanding loans not transferred benchmarked to the discounted amount. The Group also institutes proceedings to collect the payout amount from collaterals. Uncollectible loan receivable from Xiaoying Housing Loans is written off when a settlement is reached for an amount that is less than the outstanding historical balance or when loan receivables are deemed uncollectible.

The outstanding balance of loan receivable from Xiaoying Housing Loans were RMB89,535,665 and RMB47,490,437 (US$7,278,228) as of December 31, 2019 and 2020, respectively. The contractually required payments that are receivable for loans acquired during 2019 and 2020 were RMB67,668,067 and RMB14,165,030 (US$2,170,886), respectively. The outstanding undiscounted balance including the principal, interest, fees, penalties under Xiaoying Housing Loans receivable were RMB170,806,499 and RMB129,940,425 (US$19,914,241), as of December 31, 2019 and 2020, respectively.

The following tables presents the movement in provision for loans receivable from Xiaoying Housing Loans for the years ended December 31, 2019 and 2020.

As of December 31, 2018	Provision for Loans Receivable from Xiaoying Housing Loans	Charge-off	As of December 31, 2019
RMB	RMB	RMB	RMB
25,911,367	23,430,641	(1,130,496)	48,211,512

As of December 31, 2019	Provision for Loans Receivable from Xiaoying Housing Loans	Charge-off	As of December 31, 2020
RMB	RMB	RMB	RMB
48,211,512	17,993,570	(66,205,082)	—

As of December 31, 2019	Provision for Loans Receivable from Xiaoying Housing Loans	Charge-off	As of December 31, 2020
US$	US$	US$	US$
7,388,737	2,757,635	(10,146,372)	—

The following tables presents the aging of Loan receivables from Xiaoying Housing Loans as of December 31, 2019 and 2020, respectively:

As of December 31, 2019 Aging	Over due within 1 year	Over due 1 –2 years	Over due 2 – 3 years	Over due over 3 years	Total
	RMB	RMB	RMB	RMB	RMB
Xiaoying Housing Loans	9,748,522	27,456,312	88,655,668	11,886,675	137,747,177

As of December 31, 2020 Aging	Over due within 1 year	Over due 1 – 2 years	Over due 2 – 3 years	Over due over 3 years	Total
	RMB	RMB	RMB	RMB	RMB
Xiaoying Housing Loans	–	3,043,453	8,691,640	35,755,344	47,490,437

As of December 31, 2020 Aging	Over due within 1 year	Over due 1 – 2 years	Over due 2 – 3 years	Over due over 3 years	Total
	US$	US$	US$	US$	US$
Xiaoying Housing Loans	–	466,430	1,332,052	5,479,746	7,278,228

(q) Short-term investment

The Group classifies certain financial asset with highly liquid and original maturities less than twelve months as short-term investment. The financial asset was accounted as fair value and the value of the asset is determined constantly in flux as a result of changes in EUR to USD exchange rate. Related realized and unrealized gains and losses are included in earnings.

(r) Deposits to institutional cooperators, net

Starting from November 2019, the Group enter into a series of deposit arrangements with financing institutional cooperators, such as insurance company and financing guarantee company. The Group is required to pay deposits to those financial institutional cooperators monthly or in accordance with an agreed payment schedule. The amount of deposit is separately agreed with each institutional cooperator, usually calculated by multiplying the outstanding loan balance on the reconciliation date by an agreed percent rate (“the standard amount”). The agreed percent rate may be adjusted from time to time. If the balance of the deposits exceeds the standard amount or supplementary payment of deposit is needed, the financial institutional cooperators shall refund the excess part to the Group or the Group shall make supplementary payment of deposit in accordance with an agreed payment schedule.

Deposits to institutional cooperators is stated at the historical carrying amount net of write-offs and allowance for credit losses. The Group establishes an allowance based on estimates, the current and expected default rates, insurance premium/guarantee fee, the historical pay-out amounts, the outstanding loan balances and the forecasted loan facilitation amounts. The Group evaluates and adjusts its allowance for deposits to institutional cooperators on a quarterly basis or more often as necessary. Deposits to institutional cooperators are written off when deposits are deemed uncollectible. Deposits to institutional cooperators are recorded as current assets because the term of the underlying loan assets was 12 months or less. As of December 31, 2020, all deposits are refundable and none of them passed the original due date.

(s) Property and equipment, net

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

(t) Intangible assets

Intangible assets with finite lives represent domain name and purchased computer software. These intangible assets are amortized on a straight line basis over their estimated useful lives of the respective assets, which varies from 1-10 years.

Intangible assets with an indefinite useful life represent the insurance broker license purchased during 2018 and insurance sale on line license authorized in 2019, See Note 7. Intangible assets with an indefinite life is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

(u) Impairment of long-lived assets

Long-lived assets including intangible assets with definite lives, are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2018, 2019 and 2020. Intangible assets with an indefinite useful life are tested for impairment annually or more frequently, if events or changes in circumstances indicate that they might be impaired accordance with ASC subtopic 350-30, Intangibles-Goodwill and Other: General Intangibles Other than Goodwill (“ASC 350-30”).

(v) Long-term investments

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

Long-term investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Group reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. Long-term investments of the Group consist of five equity investments of PRC private companies.

During the year ended December 31, 2016, the Group invested RMB6,300,000 in cash for 15% of the equity interest in a private entity which mainly operates computer services, advisory and online merchandise services. Given that the Group can significantly influence this private entity through its representation on the board, such an equity investment was recorded by equity method. The Group fully impaired this equity investment in the same year as the business performance of the investee was much lower than initially forecasted and as no sustainable earnings capacity can be found in the investee, the Group considered that such an impairment is irreversible.

During the year ended December 31, 2017, the Group invested RMB15,000,000 in cash for 10% of the equity interest in a private company which mainly operates computer services, advisory and car leasing & financing. The significant influence can be given by the Group as the Group has its representation on the board and thus equity method was applied. As the investee was unable to sustain an earnings capacity that would justify the carrying amount of the investment, the Group fully impaired the investment amounting to RMB12,538,280 and considered that such impairment is other than temporary in 2019.

In 2017, the Group also invested RMB40,000,000 in cash of equity interests through nominee arrangement where the Group obtained all shareholder rights associated with the 40% equity holdings through contractual agreements with the nominal shareholder as the Group currently does not meet certain regulatory requirements to directly invest in such investee company. As the Group has significant influence  over the private entity through its representation on the board, the investment was accounted for using the equity method.

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

During the year ended December 31, 2020, the Group invested RMB3,500,000 in cash for 20% equity interest of a PRC based digital system service company, whereas the Group obtained less than 17% of the voting power of the investee. Given that the Group does not have the ability to exercise significant influence over investments, the cost method of accounting was used.

There are no differences between the amount at which these long-term investments were carried and the amount of the underlying equities in net assets.

(w) Deposit payable to channel cooperators

The Group co-operates with selected Fintech and other financial companies by connecting the borrowers referred by those companies to investors on the Group’s platform. As part of the arrangements, the selected companies also provide credit enhancements on the loans facilitated to the borrowers referred by them and are required to pay a certain amount of cash as deposit to the Group, from which the Group is entitled to deduct if they fail to compensate the defaulted loans on a timely basis. Any remaining balance of the deposit is released upon expiry of the co-operation agreements. As of December 31, 2019 and 2020 the total deposit amount that the Group received from Fintech and other financial companies were RMB108,923,460 and RMB21,472,235 (US$3,290,764 ) respectively.

(x) Employee defined contribution plan

Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Group has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred were RMB51,979,823, RMB53,997,224 and RMB28,891,339 (US$4,427,791) for the years ended December 31, 2018, 2019 and 2020 respectively.

(y) Advertising cost

Advertising costs are expensed as incurred in accordance with ASC 720-35 Other Expense—Advertising costs. Advertising costs were RMB192,483,874, RMB64,357,939 and RMB 25,594,249 (US$3,922,490 ) for the years ended December 31, 2018, 2019 and 2020 respectively. Advertising costs are included in sales and marketing expense in the consolidated statements of comprehensive income (loss).

(z) Origination and servicing expense

Origination and servicing expense consists primarily of variable expenses and vendor costs, including labor costs, costs related to credit assessment, borrower acquisitions, payment processing services, fees paid to third party collection agencies, as well as interest expense paid to institutional investors and institutional funding partners of the Consolidated Trusts.

(aa) Income taxes

Current taxes are provided for in accordance with the laws of the relevant tax authorities.

Deferred taxes are provided using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax return. Under this method, deferred tax assets and liabilities are recognized for the differences between financial statement carrying amount and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are then evaluated to determine the extent to which they are more likely than not to be realized. In making such a determination, management considers all positive and negative evidence, including future reversals of existing taxable temporary differences and projected future taxable income exclusive of reversing temporary differences and carryforwards. Deferred tax assets are then reduced by a valuation allowance to the amount, in the opinion of management, that is more like than not to be realized.

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

(ab) Value added taxes (“VAT”)

The Group is subject to VAT at the rate of 6% and 13% given that they are classified as general tax payers and at the rate of 3% as the Consolidated Trusts of the Group are classified as small-scale tax payers. VAT is reported as a deduction to revenue when incurred and amounted to RMB301,758,965, RMB231,454,037 and RMB197,016,590(US$30,194,113) for the years ended December 31, 2018, 2019 and 2020 respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expense and other liabilities on the consolidated balance sheets.

(ac) Segment information

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

All of the Group’s revenue for the years ended December 31, 2018, 2019 and 2020 were generated from the PRC. As of December 31, 2019 and 2020, all of long-lived assets of the Group were located in the PRC.

As the Group generates all of its revenues in the PRC, no geographical segments are presented.

(ad) Leases

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

The Group determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Group recognizes a ROU asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. For finance leases, assets are included in property and equipment on the consolidated balance sheets. As most of the Group’s leases do not provide an implicit rate, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The Group’s leases often include options to extend and lease terms include such extended terms when the Group is reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when the Group is reasonably certain not to exercise those options. Lease expense is recorded on a straight-line basis over the lease term. The ROU assets were recorded as “Other non-current assets”, and the current and non-current portions of the lease liabilities were recorded as “Accrued expenses and other current liabilities” and “Other non-current liabilities” in the Consolidated Balance Sheets.

As of December 31, 2019 and 2020, the Group recognized operating lease ROU assets of RMB62,265,193 and RMB45,217,671 (US$6,929,911), total lease liabilities RMB62,513,147 and RMB44,486,728 (US$6,817,889), including current portion of RMB20,213,070 and RMB16,871,785 (US$2,585,714) for operating leases.

The Group’s operating leases mainly related to office facilitates. As of December 31 2020, the weighted average remaining lease term was 2.43 years and the weighted average discount rate was 6.2% for the Group’s operating leases.

Operating lease cost for the year ended 31 December, 2020 was RMB22,553,477 (US$3,456,472), which excluded cost of short-term contracts. Short-term lease cost for the year ended 31 December, 2020 was insignificant. For the year ended 31 December, 2020, no lease cost for operating or finance leases was capitalized. Supplemental cash flow information related to operating leases was as follows:

	As of December 31, 2020
	RMB	US$
Cash payments for operating leases	20,946,607	3,210,208
ROU assets obtained in exchange for operating lease liabilities	42,908,981	6,576,089

Future lease payments under operating leases as of December 31, 2020 were as follows:

	Operating leases
	RMB	US$
Year ending December 31,
2021	21,291,080	3,263,001
2022	16,764,989	2,569,347
2023	4,753,618	728,524
2024	4,844,256	742,415
2025 and thereafter	3,503,856	536,989
Total future lease payments	51,157,799	7,840,276
Less: Imputed interest	6,671,071	1,022,387
Total lease liability balance	44,486,728	6,817,889

As of December 31, 2020, additional operating leases that have not yet commenced were immaterial.

(ae) Net income (loss) per share

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

(af) Share-based compensation

Share-based payment transactions with employees, such as stock options and restricted stocks, are measured based on the grant date fair value of the awards, with the resulting expense generally recognized on a straight-line basis in the consolidated statements of income over the period during which the employee is required to perform service in exchange for the award.

(ag) Certain risks and concentrations

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, restricted cash, short-term investment, accounts receivable and contract assets, deposits to institutional cooperators, loans receivables, loans held for sale and loans at fair value.

The Group’s investment policy requires cash, restricted cash and short-term investment to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer. The Group regularly evaluates the credit standing of the counterparties or financial institutions.

Accounts receivable and contract assets are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable and contract assets is mitigated through the Group’s consistent credit risk management framework to the entire portfolio of loans in accordance with ASC 450-20.

Deposits to institutional cooperators are placed with financial institutional cooperators. The Group regularly monitors the financial condition and evaluates the credit quality of each institutional cooperator.

Credit of loans receivables, loans held for sale and loans at fair value is controlled by the application of credit approval, limit and monitoring procedures.

No investor represented greater than 10% or more of the total net revenues for the years ended December 31, 2018, 2019 and 2020.

The Company manages current payment risk of guarantee liabilities / financial guarantee derivative through a self-developed risk management model. The rating scale of risk management model takes into account factors such as identity characteristics, credit history, payment overdue history, payment capacity, behavioral characteristics and online social network activity. As of December 31, 2020, substantially all of the loans facilitated by the Group were insured/guaranteed by external insurance company or financing guarantee companies.

(ah) Impact of COVID-19

During the first half year of 2020, the Company’s operations has been affected by the COVID-19 pandemic, which is reflected in the decline of loan facilitation amount and the increase of default rates. In the early onset of the third quarter, our business was already on track for a steady recovery. In July, our total loan facilitation amount was back to the level in January 2020 before COVID-19, and so were the delinquency rates for outstanding loans. The Company has also provided additional credit losses for accounts receivable and contract assets, other current assets and loans receivables in the year ended December 31, 2020, due to the impact of COVID-19, other economic conditions and other factors. There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of COVID-19, possibility of a second wave in China, the development and progress of distribution of COVID-19 vaccine and other medical treatment, the potential change in user behavior, especially on internet usage due to the prolonged impact of COVID-19, the actions taken by government authorities, particularly to contain the outbreak, stimulate the economy to improve business condition, almost all of which are beyond the Company’s control. As a result, certain of the Company’s estimates and assumptions, including the allowance for credit losses, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to the Company’s current estimates in future periods.

(ai) Change in Accounting Principle

ASU 2016-13

In June 2016, the Financial Accounting Standards Board (FASB) issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326). The ASU introduced a new credit loss methodology, the current expected credit losses (CECL) methodology, which requires earlier recognition of credit losses while also providing additional disclosure about credit risk. The Group adopted the ASU as of January 1, 2020, which, as discussed below, resulted in an increase in the Group’s Allowance for credit losses (ACL) and a decrease to opening Retained earnings, net of deferred income taxes, at January 1, 2020.

The CECL methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, receivables and other financial assets measured at amortized cost at the time the financial asset is originated or acquired. The ACL is adjusted each period for changes in expected lifetime credit losses. The CECL methodology represents a significant change from prior U.S. GAAP and replaced the prior multiple existing impairment methods, which generally required that a loss be incurred before it was recognized. Within the life cycle of a loan or other financial asset, the methodology generally results in the earlier recognition of the provision for credit losses and the related ACL than prior U.S. GAAP.

January 1, 2020 CECL Transition Impact

The CECL methodology’s impact on expected credit losses, among other things, reflects the Group’s view of the current state of the economy, forecasted macroeconomic conditions and the Group’s portfolios. The CECL methodology also applies to certain off-balance sheet credit exposures, such as financial guarantees not accounted for as derivatives. The financial guarantees provided for the Group’s off-balance sheet loans accounted for under ASC 460 are in the scope of ASC 326 and subject to the CECL methodology.

At the January 1, 2020 date of adoption, based on forecasts of macroeconomic conditions and exposures at that time, the aggregate impact to the Group was an approximate RMB22.99 million, or an approximate 8.03%, pre tax increase in the Allowance for credit losses, along with a RMB17.24 million after-tax decrease in Retained earnings and a deferred tax asset increase of RMB5.75 million. This transition impact reflects (i) a RMB11.64 million build to the Allowance for credit losses for the Group’s accounts receivable and contract assets; (ii) an increase of RMB3.15 million of Allowance for credit losses for the Group’s loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans; (iii) an increase of RMB2.10 million of Allowance for credit losses for the Group’s earnings rights associated with loan assets; (iv) an increase of RMB0.12 million of cash and equivalents; and (v) an increase of RMB0.22 million of guarantee liabilities.

Under the CECL methodology, the Allowance for credit losses is model based and utilizes a forward-looking macroeconomic forecast in estimating expected credit losses. The model of the Allowance for credit losses would be considers (i) the uncertainty of forward-looking scenarios based on the likelihood and severity of a possible recession as another possible scenario; (ii) certain portfolio characteristics, such as portfolio concentration and collateral coverage; and (iii) model limitations as well as idiosyncratic events.

ASU 2018-13

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 eliminates, adds and modifies certain disclosure requirements for fair value measurements. The amendments applicable to the disclosures of changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial year of adoption. This ASU became effective on January 1, 2020 and did not have a material impact on the Group’s related disclosures.

(aj) Revisions of prior year

In 2020, the Company identified certain amount should have been excluded from both origination and collection of loan principals related to Consolidated Trusts for the year ended December 31, 2019. As a result, the additional information about Level 3 loans and payable to investors measured at fair value, and “Principal payment of loans at fair value” and “Principal collection of loans at fair value” in the cash flows from investing activities of consolidated statement of cash flows for 2019 have been revised accordingly to reflect the immaterial error, which did not affect loans at fair value, payable to investors at fair value, cash and cash equivalent, cash flows from investing activities, or any other subtotal on the accompanying consolidated statement of cash flows.

(ak) Recent accounting pronouncements

In December 2019, the FASB issued ASU 2019-12, Income taxes (Topic 740)-Simplifying the accounting for income taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, Income Taxes. For public business entities, the ASU will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Group will adopt the standard in the first quarter of 2021. The Group is currently evaluating the impact of this new guidance on the consolidated financial statements but does not expect this guidance will have a material impact on its consolidated financial statements.

(al) Translation into United States Dollars

The financial statements of the Group are stated in RMB. Translations of amounts from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 6.5250, on December 31, 2020, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2020, or at any other rate.

3. Fair value of assets and liabilities

For a description of the fair value hierarchy and the Group’s fair value methodologies, see “Note 2—Summary of Significant Accounting Policies”.

Financial Instruments Recorded at Fair Value on a Recurring Basis

The following tables present the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis:

December 31, 2019	Level 1 (RMB)	Level 2 (RMB)	Level 3 (RMB)	Balance at Fair Value (RMB)
Assets
Loans at fair value	—	—	2,782,332,885	2,782,332,885
Financial guarantee derivative	—	—	719,962,262	719,962,262
Total assets	—	—	3,502,295,147	3,502,295,147
Payable to investors at fair value	—	—	3,006,349,475	3,006,349,475
Total liabilities	—	—	3,006,349,475	3,006,349,475

December 31, 2020	Level 1 (RMB)	Level 2 (RMB)	Level 3 (RMB)	Balance at Fair Value (RMB)
Assets
Loans at fair value	—	—	1,585,731,888	1,585,731,888
Financial guarantee derivative	—	—	297,928,066	297,928,066
Short-term investment	6,000,000	—	—	6,000,000
Total assets	6,000,000	—	1,883,659,954	1,889,659,954
Payable to investors at fair value	—	—	1,914,183,650	1,914,183,650
Financial guarantee derivative	—	—	130,442,090	130,442,090
Total liabilities	—	—	2,044,625,740	2,044,625,740

December 31, 2020	Level 1 (US$)	Level 2 (US$)	Level 3 (US$)	Balance at Fair Value (US$)
Assets
Loans at fair value	—	—	243,024,044	243,024,044
Financial guarantee derivative	—	—	45,659,474	45,659,474
Short-term investment	919,540	—	—	919,540
Total assets	919,540	—	288,683,518	289,603,058
Payable to investors at fair value	—	—	293,361,480	293,361,480
Financial guarantee derivative	—	—	19,991,125	19,991,125
Total liabilities	—	—	313,352,605	313,352,605

Financial guarantee derivative

The Group uses the discounted cash flow model to value the financial guarantee derivatives. Significant unobservable inputs applied in the discounted cash flow model included expected default rates at inception, which ranged from 4.79% to 17.87% for the year ended December 31, 2020.

The following table sets forth the asset side of Group’s financial guarantee derivative movement activities for the years ended December 31, 2019 and 2020.

	For loans facilitated in	For loans facilitated in
	2018	2019	Total
Year ended December 31, 2019	RMB	RMB	RMB
Balance at December 31, 2018	(358,249,913)	—	(358,249,913)
Estimated payment to ZhongAn based on the pre-agreed Cap (1)	—	2,270,629,689	2,270,629,689
Less: Initially estimated net guarantee service fee to be collected (2)	—	2,039,737,713	2,039,737,713
Add : Subsequent changes in estimated net guarantee service fee to be collected for outstanding loans (3)	16,050,795	(570,943)	15,479,852
Change in fair value of financial guarantee derivative	16,050,795	230,321,033	246,371,828
Add: Guarantee service fee received from borrowers	713,157,422	1,164,728,075	1,877,885,497
Less: Compensation paid to ZhongAn	370,958,304	2,115,011,370	2,485,969,674
Balance at December 31, 2019	—	(719,962,262)	(719,962,262)
Potential maximum undiscounted amount payable (Remaining estimated payment to ZhongAn based on the pre-agreed Cap at December 31, 2019)	—	155,618,319	155,618,319
Changes in fair value related to balance outstanding at December 31, 2019	—	120,363,772	120,363,772

	For loans facilitated in	For loans facilitated in
	2019	2020	Total	Total
Year ended December 31, 2020	RMB	RMB	RMB	USD
Balance at December 31, 2019	(719,962,262)	—	(719,962,262)	(110,339,044)
Estimated payment to ZhongAn based on the pre-agreed Cap (1)	—	1,268,778,377	1,268,778,377	194,448,793
Less: Initially estimated net guarantee service fee to be collected (2)	—	1,151,250,106	1,151,250,106	176,436,798
Add : Subsequent changes in estimated net guarantee service fee to be collected for outstanding loans (3)	57,152,814	(41,440,640)	15,712,174	2,407,996
Change in fair value of financial guarantee derivative	57,152,814	76,087,631	133,240,445	20,419,991
Add: Guarantee service fee received from borrowers	818,427,767	622,533,675	1,440,961,442	220,837,003
Less: Compensation paid to ZhongAn	155,618,319	996,549,372	1,152,167,691	176,577,424
Balance at December 31, 2020	—	(297,928,066)	(297,928,066)	(45,659,474)
Potential maximum undiscounted amount payable (Remaining estimated payment to ZhongAn based on the pre-agreed Cap at December 31, 2020)	—	272,229,005	272,229,005	41,720,920
Changes in fair value related to balance outstanding at December 31, 2020	—	39,915,887	39,915,887	6,117,377

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

The following table sets forth the liability side of Group’s financial guarantee derivative movement activities for the years ended December 31, 2020.

	For loans facilitated in 2020
Year ended December 31, 2020	RMB	USD
Balance at December 31, 2019	—	—
Estimated payment to financial guarantee companies based on the pre-agreed Cap (1)	527,660,148	80,867,456
Less: Initially estimated net guarantee service fee to be collected (2)	484,555,120	74,261,321
Add : Subsequent changes in estimated net guarantee service fee to be collected for outstanding loans (3)	(12,675,358)	(1,942,584)
Change in fair value of financial guarantee derivative	30,429,670	4,663,552
Add: Guarantee service fee received from borrowers	173,018,461	26,516,239
Less: Compensation paid to financial guarantee companies	73,006,041	11,188,666
Balance at December 31, 2020	130,442,090	19,991,125
Potential maximum undiscounted amount payable (Remaining estimated payment to financial guarantee companies based on the pre-agreed Cap at December 31, 2020)	454,654,107	69,678,790
Changes in fair value related to balance outstanding at December 31, 2020	21,496,996	3,294,559

Note:

(1) Amount represents estimated payment to financing guarantee companies which is the aggregated amount of guarantee fees, which would be the amount of loan principle multiplied by annualized guarantee fee ratio. The obligation is not influenced by default and early repayment of borrowers.

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

The change in fair value of financial guarantee derivative primarily relates the Group’s estimated exposure in relation to the loans newly facilitated during the corresponding period, as the Group is obligated to compensate ZhongAn and financing guarantee companies under the guarantee arrangement based on the contractual guarantee fees charged to borrowers across the entire portfolio subject to a pre-agreed Cap rather than the actual guarantee fees collected from the borrowers. The change in fair value amount equals to the portion of amounts obligated to pay to ZhongAn and financing guarantee companies that are not expected to be collected from the borrowers due to the estimated default or prepayment. The derivative is increased by the guarantee fees collected from the borrowers upon receipt as the Group expects all the fees to be ultimately paid to ZhongAn and financing guarantee companies. When the payments are made to ZhongAn and financing guarantee companies, the derivative is reduced by the corresponding amount. The total loan products related to guarantee derivatives facilitated during the years ended December 31, 2019 and 2020 were RMB27,942,291,698 and RMB22,050,765,318(US$3,379,427,635), respectively.

As of December 31, 2019 and 2020, financial guarantee derivatives related to Zhongan has an asset position of RMB719,962,262 and RMB297,928,066 (US$ 45,659,474) respectively, primarily due to the time lag between the payments to ZhongAn and the collection of monthly guarantee service fees from borrowers. As of December 31, 2019 and 2020, the cumulative amount paid to ZhongAn was less than the cumulative monthly guarantee service fees collected from borrowers. However, the total amount paid to ZhongAn was still within the pre-agreed Cap with ZhongAn. The excess is expected to be fully collected from the borrowers during the remaining term of the underlying loans. As of December 31, 2019 and 2020, the maximum potential undiscounted future payment the Group would be required to make is RMB155,618,319 and RMB272,229,005(US$41,720,920) respectively which also reflects the maximum potential payment to ZhongAn based on the pre-agreed Cap.

As of December 31, 2020, financial guarantee derivatives related to financing guarantee companies has an liability position of RMB 130,442,090 (US$ 19,991,125). As of December 31, 2020, the maximum potential undiscounted future payment the Group would be required to make is RMB454,654,107 (US$69,678,790) which also reflects the maximum potential payment to financing guarantee companies based on the pre-agreed Cap.

The following table represents the outstanding loan balance, remaining weighted average contractual term and estimated default rate of the outstanding loans as of December 31, 2019 and 2020, respectively.

	As of December 31,	As of December 31,	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Outstanding loan balance	12,492,069,873	11,349,182,478	1,739,338,311
Remaining weighted average contractual term (Month)	7.13	8.16	8.16
Estimated default rate	10.13%	5.75%	5.75%

Loans at fair value and Payable to investors at fair value

The Group has elected the fair value option for the loan assets and liabilities of the Consolidated Trusts that otherwise would not have been carried at fair value. Such election is irrevocable and is applied to financial instruments on an individual basis at initial recognition.

As the Group’s loans and payable to investors in the Consolidated Trusts do not trade in an active market with readily observable prices, the Group uses significant unobservable inputs to measure the fair value of these assets and liabilities. Financial instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. At December 31, 2019 and 2020, the discounted cash flow methodology is used to estimate the fair value of loans and payables to investors and institutional funding partners.

As of December 31, 2019 and 2020, the significant unobservable inputs used in the fair value measurement of the loans and payables to investors and institutional funding partners of the Consolidated Trusts include the discount rate, net accumulative expected loss. These inputs in isolation can cause significant increases or decreases in fair value. Increases or decrease in the discount rate can significantly impact the fair value results. The discount rate is determined based on the market rates.

Significant Unobservable Inputs

Financial Instrument	Unobservable Input	December 31, 2019 Range of Inputs Weighted-Average	December 31, 2020 Range of Inputs Weighted-Average
Loans and payable to investors at fair value	Discount rates	8.28%	7.77%
	Net cumulative expected loss rates (1)	9.99%	5.88%

(1) Represents the net of default rate, prepayment rate and collection rate, expressed as a percentage of the loan volume.

The following table presents additional information about Level 3 loans and payable to investors measured at fair value on a recurring basis for the years ended December 31, 2019 and 2020. Changes in fair value of loans and payable to investors are reported net as “Fair value adjustments related to Consolidated Trusts” in the consolidated statements of comprehensive income (loss).

RMB

	Balance at December 31, 2018	Origination of loan principal	Collection of principal	Reinvestment of principal	Change in fair value	Balance at December 31, 2019	Changes in fair value related to balance outstanding at December 31, 2019
Xiaoying Credit Loan	33,417,119	4,229,716,166	(2,253,437,828)	708,474,895	64,162,533	2,782,332,885	62,412,104

RMB

	Balance at December 31, 2019	Origination of loan principal	Collection of principal	Reinvestment of principal	Change in fair value	Balance at December 31, 2020	Changes in fair value related to balance outstanding at December 31, 2020
Xiaoying Credit Loan	2,782,332,885	1,521,546,428	(5,155,380,196)	2,494,613,045	(57,380,274)	1,585,731,888	5,031,830

USD

	Balance at December 31, 2019	Origination of loan principal	Collection of principal	Reinvestment of principal	Change in fair value	Balance at December 31, 2020	Changes in fair value related to balance outstanding at December 31, 2020
Xiaoying Credit Loan	426,411,170	233,187,192	(790,096,581)	382,316,175	(8,793,912)	243,024,044	771,162

Payable to investors at fair value of the Consolidated Trusts
RMB
Balance at December 31, 2018	—
Initial contribution	4,313,060,000
Principal payment	(1,306,710,525)
Changes in fair value	—
Balance at December 31, 2019	3,006,349,475
Changes in fair value related to balance outstanding at December 31, 2019	—

	Payable to investors at fair value of the Consolidated Trusts
	RMB	US$
Balance at December 31, 2019	3,006,349,475	460,743,215
Initial contribution	1,537,760,000	235,672,031
Principal payment	(2,629,925,825)	(403,053,766)
Changes in fair value	—	—
Balance at December 31, 2020	1,914,183,650	293,361,480
Changes in fair value related to balance outstanding at December 31, 2020	—	—

The unpaid balance of loans at fair value as of December 31, 2019 and 2020 were RMB2,719,920,781 and RMB1,580,700,058 (US$242,252,882). The difference between the aggregate fair value and unpaid principal balance for loans at fair value is primarily attributable to the credit risk associated with the loan collections and time value of money, amounted to RMB62,412,104 and RMB5,031,830 (US$771,162) as of December 31, 2019 and 2020, respectively.

The unpaid balance of payable to investors as of December 31, 2019 and 2020 were RMB3,006,349,475 and RMB1,914,183,650 (US$293,361,480). The difference between the aggregate fair value and unpaid principal balance for payable to investors at fair value is primarily due to the time value of money, amounted nil and nil respectively as of December 31, 2019 and 2020.

The difference between the aggregate fair value and unpaid principal balance for both loans at fair value and payable to investors at fair value was recorded in Fair value adjustments related to Consolidated Trusts in the consolidated statements of comprehensive income (loss).

Financial Instruments Recorded at Fair Value on a non-recurring basis

The Group records its loans held for sale at fair value on a non-recurring basis when the fair value is less than the carrying amount. Given most of loans held for sale are traded with unrelated third party investors or institutional funding partners in a short period of time at face value, the Group determines that the face value of loans approximate its fair value upon origination and are classified as level 2 fair value measurement.

Financial Instruments Not Recorded at Fair Value

Financial instruments, including cash and cash equivalents, accounts receivable and contract assets, other payable, short-term bank borrowings and amounts due from related party. The carrying values of cash and cash equivalents, accounts receivable and contract assets, other payable, short-term bank borrowings and amounts due from related party approximate their fair value reported in the consolidated balance sheets due to the short term nature of these assets and liabilities.

4. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of December 31,	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Earnings rights associated with loan assets(1)	380,000,000	258,012,040	39,542,075
Prepaid expenses(2)	160,697,858	57,084,166	8,748,531
Input VAT to be deducted	79,150,506	64,367,796	9,864,796
Interest receivable of Consolidated Trusts	35,451,817	11,359,212	1,740,875
Advance to employee	6,330,011	1,510,410	231,480
Receivables from borrowers	1,206,974	—	—
Others	44,612,448	11,442,695	1,753,671
Total prepaid expenses and other current assets	707,449,614	403,776,319	61,881,428

(1)               In 2019, the Group purchased earnings rights of two loan assets from a related party without recourse (Note 11). The principal of the two underlying loans amounted to RMB100 million (Loan#1) and RMB280 million (Loan#2), respectively. Based on the earnings right transfer agreement, the Group obtains the contractual right to receive principal and interest payments of the underlying loans through the transfer of earnings rights from Jiangxi Ruijing and is obligated legally to absorb the credit risk. Therefore, the Group recognized the earning rights as other receivable under ‘Prepaid expenses and other current assets’.

Loan#1 was advanced on January 31, 2019 and was due on January 30, 2020, and the interest rate applied is 15.6%. On January 30, 2020, Loan#1 had been partially repaid by RMB30 million, and the maturity date of remaining RMB70 million had been extended to October 31, 2020. As of the date of this report, Loan#1 had been fully repaid. The loan was secured by pledged shares provided by the borrower’s controlling shareholder. The total number of the pledged shares was 100, which represent 100% of the total outstanding shares of a British Virgin Islands (“BVI”) company controlled by the borrower’s controlling shareholder. The net equity of the BVI company as of December 31, 2019 was RMB116.6 million.

Loan#2 was advanced on May 9, 2019 and was due on November 9, 2019, and the interest rate applied is 8%. In 2019, the maturity date of the entire Loan#2 had been extended to November 9, 2020. As of the date of this report, Loan#2 had been partially repaid by RMB20 million, and the maturity date of remaining RMB260 million had been extended to November 9, 2021. The loan was guaranteed by borrower’s shareholder.

The Group assesses the allowance for credit losses for the earnings rights of loan assets in accordance with ASC 326, taking reference with the credit ratings of the corresponding loan borrowers and applying the probability of default rates, based on the mapping of probability of default rates and external credit ratings.

The following table presents the movement of the allowances for the credit losses for earnings rights associated with the loan assets:

	As of December 31, 2019	Adoption of ASU 2016-13	Credit losses for earnings rights associated with the loan assets.	As of December 31, 2020
	RMB	RMB	RMB	RMB
Total	—	2,802,000	(814,040)	1,987,960

	As of December 31, 2019	Adoption of ASU 2016-13	Credit losses for earnings rights associated with the loan assets.	As of December 31, 2020
	US$	US$	US$	US$
Total	—	429,425	(124,757)	304,668

(2)               Prepaid expenses mainly relate to prepaid service fee to our service providers.

5. Deposits to institutional cooperators, net

The following table presents the deposits to cooperators as of December 31, 2019 and 2020, respectively:

	As of December 31,	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Deposits to cooperators	518,720,216	918,241,497	140,726,667
Provision for deposits to institutional cooperators	—	(10,318,117)	(1,581,321)
Deposits to cooperators, net	518,720,216	907,923,380	139,145,346

Deposits to cooperators relate to the pledged cash to the Group’s financial institutional cooperators and the amount of deposit is separately agreed with each institutional cooperator. To maintain the collaborative relationship with one of its institutional cooperator and to avoid any material adverse impact on the Group’s current business model and future transaction cost, the Group used deposits amounting to RMB970,000,000 to compensate for such institutional cooperator’s loss for the amount it had paid under investors’ or and institutional funding partners’ claims arising from borrowers’ default to repay loans. The Group also assumed the right of subrogation and related rights against the defaulting borrowers, which were sold to a third party with the consideration of RMB10,000,000. The Group has recognized above loss of RMB960,000,000 as impairment of the deposits and has also provided an allowance for the potential losses of the remaining deposits, taking into account the underlying assets’ credit quality.

As of 31 December, 2020 the allowance of deposits to cooperators was RMB10,318,117 (US$1,581,321).

The following table presents the movement of the provision for deposits to institutional cooperators:

	As of	Provision for	Charge-off for	As of
	December 31,	deposits to	deposits to	December 31,
	2019	institutional cooperators	institutional cooperators	2020
	RMB	RMB	RMB	RMB
Deposits to institutional cooperators	—	10,318,117	—	10,318,117

	As of	Provision for	Charge-off for	As of
	December 31,	deposits to	deposits to	December 31,
	2019	institutional cooperators	institutional cooperators	2020
	US$	US$	US$	US$
Deposits to institutional cooperators	—	1,581,321	—	1,581,321

6. Property and equipment, net

Property and equipment, net consists of the following:

	As of December 31,	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Computer and transmission equipment	21,552,895	22,107,077	3,388,058
Furniture and office equipment	3,732,638	3,663,257	561,419
Leasehold improvements	20,842,929	21,682,197	3,322,942
Motor vehicles	816,103	816,103	125,073
Total property and equipment	46,944,565	48,268,634	7,397,492
Accumulated depreciation	(26,805,614)	(37,132,035)	(5,690,734)
Property and equipment, net	20,138,951	11,136,599	1,706,758

Depreciation expense was RMB9,245,203, RMB10,544,813 and RMB10,114,779 (US$1,550,158) for the years ended December 31, 2018, 2019 and 2020 respectively. Gains from the disposal of property and equipment during the years ended December 31, 2018, 2019 were RMB66, RMB2,389 and with a loss from the disposal of property and equipment during the years ended December 31 2020 is RMB59,213 (US$9,075).

7. Intangible assets

Intangible assets, net consists of the following:

	As of December 31,	As of December 31,		Weighted Average Remaining Amortization
	2019	2020	2020	Period in Years
	RMB	RMB	US$
Licenses(1)	26,600,000	26,600,000	4,076,628	NA
Software and others	11,324,077	15,438,530	2,366,058	7.8
Accumulated amortization	(2,797,373)	(4,598,123)	(704,693)
Intangible assets, net	35,126,704	37,440,407	5,737,993

(1)    During 2018, the Group acquired an insurance broker license at a cost of RMB26,000,000. During 2019, the Group further acquired an insurance sale on line license at a cost of RMB 600,000.

Amortization expenses were RMB389,829, RMB834,884 and RMB1,800,749 (US$275,977) for the years ended December 31, 2018, 2019 and 2020 respectively. The Group expects to record amortization expenses of RMB1,330,892 (US$203,968), RMB1,219,236 (US$186,856), RMB1,200,468 (US$183,980) and RMB1,200,468 (US$183,980) and RMB1,197,535 (US$183,530) for the years ending December 31, 2021, 2022 ,2023 ,2024 and 2025 respectively.

8. Short-term bank borrowings

In January 2020, the Group set up a six-month loan amounting to RMB161,000,000 and repaid with interest amounting to RMB3,215,081 in July 2020.

As of December 31, 2020, out of the secured one-year borrowings, RMB350,545,000 were secured by restricted cash of US$55,950,000. The weighted average interest rate of all short-term borrowings is 4.04% per annum as of December 31, 2020.

9. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Fund attributable to institutional funding partners (1)	50,888,482	16,485,383	2,526,495
Accrued interest payable of Consolidated Trusts	39,994,898	25,320,873	3,880,594
Accrued office expense	1,036,656	830,848	127,333
Professional fee payable	26,101,318	27,648,350	4,237,295
Commission fee payable(2)	63,384,314	101,285,353	15,522,659
Insurance fee payable(3)	—	65,906,706	10,100,645
Lease liabilities	20,213,070	16,871,785	2,585,714
Other accrued expenses	72,820,742	69,399,132	10,635,883
Total accrued expenses and other current liabilities	274,439,480	323,748,430	49,616,618

(1) Fund attributable to institutional funding partners relate to the principal and interest collected on behalf of the institutional funding partners but have not yet been passed onto them as of December 31, 2019 and 2020.

(2) Commission fee payable relates to the commission fees payable to channel partners who introduce borrowers to the platform of the Group. The commission is typically determined based on the volume of traffic introduced, regardless of whether the introduced traffic becomes a borrower or investor on the Group’s platform.

(3) Insurance fee payable relates to the insurance fees payable to Zhongan who provides credit insurance to institutional funding partners.

10. Guarantee liabilities

The movement of guarantee liabilities during the years ended December 31, 2018, 2019 and 2020 are as follows:

RMB

	As of January 1, 2018	Provision at the inception of new loans	Net payout(1)	Released on expiration	Contingent liability	As of December 31, 2018
Xiaoying Credit Loan	514,475,024	5,884,134	(667,658,887)	(15,691,880)	182,289,328	19,297,719
Xiaoying Housing Loan	8,688,973	1,773,180	(378,694)	(8,482,977)	—	1,600,482
Internet Channel	2,929,686	—	(12,890,754)	(365,456)	10,326,524	—
Others	19,075,350	—	(42,688,268)	(135,000)	23,747,918	—
Total	545,169,033	7,657,314	(723,616,603)	(24,675,313)	216,363,770	20,898,201

RMB

	As of January 1, 2019	Provision at the inception of new loans	Net payout(1)	Released on expiration	Contingent liability(2)	As of December 31, 2019
Xiaoying Credit Loan	19,297,719	—	(6,333,472)	(3,366,501)	289,211	9,886,957
Xiaoying Housing Loan	1,600,482	184,036	97,593	(1,752,115)	—	129,996
Internet Channel	—	—	—	—	7,458,350	7,458,350
Total	20,898,201	184,036	(6,235,879)	(5,118,616)	7,747,561	17,475,303

RMB

	As of January 1, 2020	Adoption of ASU 2016-13	Provision at the inception of new loans	Net payout(1)	Released on expiration	Contingent liability	As of December 31, 2020
Xiaoying Credit Loan	9,886,957	168,385	—	9,192,069	(14,162,703)	55,034	5,139,742
Xiaoying Housing Loan	129,996	2,214	—	42,660	(174,870)	—	—
Internet Channel	7,458,350	127,023	—	(3,761,403)	—	825,914	4,649,884
Total	17,475,303	297,622	—	5,473,326	(14,337,573)	880,948	9,789,626

USD

	As of January 1, 2020	Adoption of ASU 2016-13	Provision at the inception of new loans	Net payout(1)	Released on expiration	Contingent liability	As of December 31, 2020
Xiaoying Credit Loan	1,515,242	25,806	—	1,408,747	(2,170,529)	8,434	787,700
Xiaoying Housing Loan	19,923	339	—	6,538	(26,800)	—	—
Internet Channel	1,143,042	19,467	—	(576,460)	—	126,577	712,626
Total	2,678,207	45,612	—	838,825	(2,197,329)	135,011	1,500,326

(1) Net payouts represent the amount paid to ZhongAn upon borrowers’ default net of the amount subsequently collected from the borrower if they paid back the loan.

(2) The Group continued to recognize a contingent liability of RMB 7,458,350 in 2019 relating to expected default loans referred by a cooperated Fintech channel partner who experiences business difficulties. In order to maintain the reputation among investors and institutional funding partners, the Group decided at its sole discretion to reimburse investors and institutional funding partners if the channel partner fails to fulfill its obligation to make the reimbursement.

The following table presents the maximum potential undiscounted future payments by product, remaining weighted average contractual loan term, and estimated net default rates as of December 31, 2019 and 2020, respectively:

As of December 31, 2019	Maximum potential undiscounted future payment (RMB)	Maximum potential undiscounted future payment (USD)	Remaining weighted average contractual term (Month)	Estimated net default rate
Xiaoying Credit Loan	20,314,823	2,918,042	13.07	15.7
Internet Channel(1)	1,399,671,106	201,050,175	0.43	—
Xiaoying Housing Loan	21,666,185	3,112,153	7.9	0.60
Other products	—	—	—	—
Total	1,441,652,114	207,080,370

As of December 31, 2020	Maximum potential undiscounted future payment (RMB)	Maximum potential undiscounted future payment (USD)	Remaining weighted average contractual term (Month)	Estimated net default rate
Xiaoying Credit Loan	10,560,672	1,618,494	3.04	26.06%
Internet Channel (1)	4,649,885	712,626	2.21	100%
Xiaoying Housing Loan	—	—	—	—
Other products	—	—	—	—
Total	15,210,557	2,331,120	—	—

(1)         Relates to loans referred from third party channel cooperators that has back to back guarantee arrangements with the Group. The Group co-operates with selected Fintech and other financial companies by connecting the borrowers referred by those companies to investors or institutional funding partners on the Group’s platform. Though it is the selected companies who provide credit enhancements on the loans facilitated to the borrowers, since 2019, the Group voluntarily provides guarantee service to the investors or institutional funding partners from its platform for reputational maintenance, if any indication of operational deterioration is found among these selected companies. The Group recognizes a contingent liability in 2019 relating to expected default loans referred by a cooperated Fintech channel partner who experiences business difficulties, which was minimal comparing with the cooperating scale. In 2020, the Group continues to voluntarily provide guarantee services to its institutional funding partners and estimates that its potential reimbursement would be maximized as no indication of operational improvement is found from the cooperated Fintech channel partner. As such, estimated net default rate is 100% as of December 31,2020.

As of December 31, 2019 and 2020, the maximum potential undiscounted future payment that had been collateralized by real estate was estimated to be RMB21.67 billion and nil respectively.

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

11. Related party balances and transactions

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

In 2019, we transferred loan portfolios with an aggregate amount of RMB108.7 million to ZJZH. The considerations received by us were determined based on the outstanding loan balances on the transaction dates.

In 2019, the Group purchased earnings rights of two loans from Jiangxi Ruijin. The considerations paid amounted to RMB100,000,000 and RMB280,000,000, respectively, which equal to the principal amounts of the underlying loans. In 2020, earnings right of the former loan (Loan#1) had been fully repaid. Earnings right of the latter loan (Loan#2) had been partially repaid by RMB20,000,000, and the maturity date of remaining RMB260,000,000 had been extended to November 9, 2021(Note 4(2)). The associated interest income amounted to RMB27,111,557 and RMB28,774,549 (US$4,409,893) in 2019 and 2020, respectively.

12. Income taxes

Cayman Islands

X Financial is a company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, YZT (HK) Limited, a subsidiary of the Group located in Hong Kong, is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. No income tax expense for this entity has been recognized in the consolidated financial statements as it has no assessable income for the years ended December 31, 2018, 2019 and 2020.

PRC

The Company’s subsidiaries and consolidated VIEs established in the PRC are subject to an income tax rate of 25% for the years presented. As stipulated by the Taxation Law of the PRC, entities founded in certain industrial cooperation zones can be subject to a reduced enterprise income tax rate of 15%. One subsidiary became a qualified enterprise eligible to enjoy the preferential income tax rate of 15% from 2018 to 2019. One VIE in Shenzhen became a qualified enterprise eligible to enjoy the preferential income tax rate of 15% from 2018 to 2020. Moreover, a qualified software enterprise is entitled to a tax holiday consisting of two-year exemption starting from the first profit-making year and 50% reduction for the subsequent three years. One subsidiary became a qualified software enterprise and was subject to a tax exemption in 2018 and the preferential tax rate of 12.5% from 2019 to 2021.

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

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if an underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. Tax yeas from 2015 to the current years for the Group’s PRC subsidiaries are subject to examination of the PRC tax authorities.

Current tax expense and deferred tax expense which are substantially all attributable to the Company’s PRC subsidiaries, VIEs and subsidiaries of the VIEs, are as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Current tax	213,083,260	71,809,290	(157,326,719)	(24,111,375)
Deferred tax	(3,162,072)	(164, 911,933)	(142,551,916)	(21,847,037)
Total	209,921,188	(93,102,643)	(299,878,635)	(45,958,412)

Income (loss) before income taxes and gain (loss) from equity affiliates for different jurisdictions is shown as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Cayman Islands	(11,832,862)	(9,978,594)	(15,160,941)	(2,323,516)
Hong Kong entities	(2,423,249)	(140,208)	911,529	139,698
PRC entities	1,099,179,030	674,034,252	(1,587,284,724)	(243,262,026)
Total	1,084,922,919	663,915,450	(1,601,534,136)	(245,445,844)

A reconciliation between income tax expense computed by applying the PRC tax rate of 25% to income (loss) before income taxes and gain (loss) from equity affiliates and the reported amount of income tax expense is as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Expected tax at PRC rate	271,230,730	165,978,862	(400,383,534)	(61,361,461)
Other expenses not deductible for income tax purposes	226,076	27,243,710	26,628,325	4,080,969
Share based compensation expense not deductible for income tax purposes	42,959,121	39,101,140	20,035,035	3,070,503
Effect of tax holiday and preferential tax rate(1)	(104,548,726)	(279,823,276)	2,160,562	331,121
Effect of different tax rate of subsidiary operation in other jurisdictions	3,164,192	2,853,547	3,712,755	569,005
Effect of change in tax rate	—	—	(1,547,465)	(237,159)
Research and development tax deduction	(32,720,713)	(12,657,389)	—	—
Unrecognized tax benefits for prior years’ transfer pricing arrangement	—	—	32,092,388	4,918,374
Adjustment on income tax of the previous periods(2)	(17,208,473)	961,418	338,799	51,923
Tax on undistributed earnings/(loss) of VIEs	46,419,145	(46,419,145)	—	—
Valuation allowance movement	399,836	4,451,281	9,155,075	1,403,077
Others	—	5,207,209	7,929,425	1,215,236
Total	209,921,188	(93,102,643)	(299,878,635)	(45,958,412)

(1) The aggregate amount and per share effect of the tax holiday and preferential tax rate are as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
The aggregate amount tax benefit/(expense) of the tax holiday and preferential tax rate	104,548,726	279,823,276	(2,160,562)	(331,121)
The aggregate effect on basic and diluted net income per share:
— Basic	0.36	0.89	(0.01)	(0.00)
— Diluted	0.34	0.88	(0.01)	(0.00)

(2) A adjustment on current tax of the previous periods represented the adjustment according to final review of income tax filing with the PRC tax authorities.

The tax effects of temporary differences and carry forwards that give rise to the deferred tax balances at December 31, 2019 and 2020 are as follows:

	As of December 31,	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Deferred tax assets:
Long-term investments	3,455,742	5,325,000	816,092
Accrued expenses	30,867,551	27,280,677	4,180,947
Accounts receivable and contract assets	105,168,108	79,593,687	12,198,266
Guarantee liabilities	210,014,843	62,048,651	9,509,372
Financial guarantee derivatives	116,363,471	157,281,000	24,104,368
Loan receivable from Xiaoying Housing Loans	7,231,727	16,551,270	2,536,593
Loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans	10,264,710	60,479,731	9,268,924
Operating loss carry forwards	5,631,764	214,313,889	32,845,041
Earnings rights associated with loan assets	—	496,990	76,167
Deposits to institutional cooperators	—	2,579,529	395,330
Investment in Consolidated Trusts	—	808,113	123,849
Lease liabilities	13,226,632	9,479,662	1,452,821
Others	149,079	—	—
Total deferred tax assets	502,373,627	636,238,199	97,507,770
Valuation allowance	(4,854,955)	(14,010,030)	(2,147,131)
Total deferred tax assets, net of valuation allowance	497,518,672	622,228,169	95,360,639
Deferred tax liabilities:
Property and equipment	662,682	581,854	89,173
Long-term investments	646,786	6,778,801	1,038,896
Investment in Consolidated Trusts	18,953,213	—	—
Right-of-use assets	13,124,040	9,214,921	1,412,249
Total deferred tax liabilities	33,386,721	16,575,576	2,540,318

On January 1, 2020, the Group adopted the ASC 326. The transition adjustment included a tax benefit of RMB5.7 million in retained earnings, which increased deferred tax assets by a corresponding amount.

Movement of the valuation allowance is as follows:

	As of December 31,	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Balance as of January 1	(403,674)	(4,854,955)	(744,054)
Addition	(4,451,281)	(9,155,075)	(1,403,077)
Balance as of December 31	(4,854,955)	(14,010,030)	(2,147,131)

The Company operates through its subsidiaries, VIEs and subsidiaries of the VIEs. The valuation allowance is considered on an individual entity basis. As of December 31, 2019 and 2020, the Company had operating loss carry forwards of RMB38,990,106 and RMB921,429,605 (US$141,215,265) respectively from its subsidiaries, VIEs and subsidiaries of the VIEs registered in the PRC. The tax benefit due to net operating losses that can be carried forward to future years amounted to RMB776,809 and RMB200,303,859 (US$30,697,910) , net of valuation allowances, during 2019 and 2020 respectively. The net operating loss will expire in years 2022 to 2025 if not utilized.

The Group assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, including consideration of specific known trend of profits expected to be reflected within the industry and (iii) future taxable income arising from implementing tax planning strategies. On the basis of this evaluation, as of December 31, 2019 and 2020 a valuation allowance of RMB4,854,955 and RMB14,010,030 (US$2,147,131) was recorded respectively to reflect only the portion of the deferred tax assets that is not more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carry forwards period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. Management has asserted it intends to indefinitely reinvest the undistributed earnings of the subsidiaries located in the PRC. As of December 31, 2020, the FIE of the Group had cumulative profits of RMB1,445,300,682 (US$221,502,020). The related unrecognized deferred tax liabilities were RMB144,530,068 (US$22,150,202) as of December 31, 2020.

A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group accrued deferred tax liabilities on the earnings of the VIEs of nil and nil as of December 31, 2019 and 2020.

Unrecognized tax benefit

A roll-forward of unrecognized tax benefits are as follows:

	Year ended December 31,	Year ended December 31,
	2019	2020	2020
	RMB	RMB	US$
Balance at beginning of the year	—	246,394,607	37,761,626
Additions for tax positions taken in prior years	—	32,092,388	4,918,374
Additions for tax positions taken in current year	319,206,371	34,252,413	5,249,412
Reductions for tax positions	(72,811,764)	(153,256,232)	(23,487,545)
Balance at end of the year	246,394,607	159,483,176	24,441,867

The accrued interest and penalties related to income taxes at December 31, 2019 and 2020 is set forth below:

	Year ended December 31,	Year ended December 31,
	2019	2020	2020
	RMB	RMB	US$
Accrued interest	3,805,963	11,885,624	1,821,552

As of December 31, 2019 and 2020, the Group’s unrecognized tax benefits consisted of: 1) RMB105,168,108 and RMB 79,593,688 (US$12,198,266) arising from impairment losses and charge-offs of accounts receivable and contract assets; 2) RMB141,226,499 and RMB 47,797,100 (US$7,325,227) related to the provision for contingent guarantee liabilities; and 3) nil and RMB32,092,388 (US$4,918,374) arising from prior years’ transfer pricing arrangement.

As of December 31, 2019, all the Group’s unrecognized tax benefits were presented as income tax payable. As of December 31, 2020, RMB34,252,413 out of the unrecognized tax benefits was presented in the consolidated financial statements as a reduction to a deferred tax asset for a net operating loss carry forward.

As at December 31, 2019 and 2020, the unrecognized tax benefit balance of RMB246,394,607 and RMB127,390,788 (US$19,523,493), if recognized upon examination settlement or statute expiration, would not affect the Group’s effective tax rate.

As at December 31, 2019 and 2020, the unrecognized tax benefit balance of nil and RMB32,092,388 (US$4,918,374), if recognized upon examination settlement or statute expiration, would affect the effective tax rate.

As of December 31, 2019 and 2020, interest payable related to unrecognized tax benefits was RMB3,805,963 and RMB11,885,624 (US$1,821,552), which was recorded as part of the income tax payable in the consolidated financial statements.

For the year ended December 31, 2018, 2019 and 2020, interest expense related to unrecognized tax benefits was nil, RMB3,805,963 and RMB 8,079,661 (US$1,238,262), which was recorded as part of the income tax expense in the consolidated financial statements.

13. Net income (loss) per share and net income (loss) attributable to common stockholders

The following table details the computation of the basic and diluted net income (loss) per share:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net income (loss) attributable to X Financial	883,111,893	774,276,129	(1,308,502,575)	(200,536,792)
Shares (denominator):
Weighted average number of ordinary shares used in computing basic EPS	286,588,402	313,757,887	321,236,089	321,236,089
Basic net income (loss) per share	3.08	2.47	(4.07)	(0.62)
Diluted effects of stock options and RSUs	17,395,882	5,989,505	—	—
Weighted average number of ordinary shares used in computing diluted EPS	303,984,284	319,747,392	321,236,089	321,236,089
Diluted net income (loss) per share	2.91	2.42	(4.07)	(0.62)

Diluted income (loss) per share do not include the following instruments as their inclusion would have been anti-dilutive:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2018	2019	2020
Stock options	56,926,054	52,405,826	52,198,603
Restricted stocks units	—	3,689,400	6,285,294

14. Share-based compensation

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

The Company used the Binomial model to estimate the fair value of the options granted on the respective grant dates with assistance from independent valuation firms. The fair value per option was estimated at the date of grant using the assumptions. The weighted-average grant date fair value of the options for the years ended December 31, 2019 and 2020 were RMB10.33 and RMB9.99 per share respectively.

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

A summary of option activity during the year ended December 31, 2020 is presented below:

	Number of Options	Exercise Price RMB	Remaining Contractual	Intrinsic value of options RMB
Outstanding, as of January 1, 2020	60,161,227	0.27-31.96	5.07-9.33	74,834,115
Granted	—	—	—	—
Exercised	2,009,564	0.27	—	—
Forfeited/Cancelled	5,953,060	0.27-31.96	—	—
Outstanding, as of December 31, 2020	52,198,603	0.27-31.96	4.07-8.33	19,538,815
Vested and expected to vest as of December 31, 2020	52,198,603	0.27-31.96	4.07-8.33	19,538,815
Exercisable as of December 31, 2020	8,301,673	0.27-31.96	4.07-8.33	13,364,215

The Group recognized the compensation cost for the stock options on a straight line basis.

For the years ended December 31, 2018, 2019 and 2020 the Group recorded compensation expenses of RMB171,836,485, RMB150,943,580 and RMB70,588,710(US$10,818,193) respectively for the stock options granted to the Group’s employees. The Group allocated share-based compensation expense for share option as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Origination and servicing	103,124,758	88,671,136	35,885,086	5,499,630
General and administrative	66,264,371	60,445,030	32,794,113	5,025,918
Sales and marketing	2,447,356	1,827,414	1,909,511	292,645

As of December 31, 2018, 2019 and 2020, there were RMB425,970,675, RMB232,061,272 and RMB85,785,176(US$13,147,153) respectively of total unrecognized compensation expense related to unvested stock options granted. As of December 31, 2020 that cost is expected to be recognized over a weighted-average period of 1.87 years.

There were no income tax benefits recognized for the year ended December 31, 2018, 2019 and 2020 for share options.

Restricted stocks unit

On April 15, 2019, the Board of Directors of X Financial granted 150,000 of restricted stock units to certain directors. The restricted stock units shall vest over a period from two to three years. The restricted stock unites have no expiration period. On November 20, 2019, the Board of Directors of X Financial granted 1,789,400 of restricted stock units to certain employees. On January 21, April 30, October 31, 2020, the Board of Directors of X Financial granted 4,600,000, 673,300 and 550,000 of restricted stock units to certain employees, respectively. The restricted stocks shall expire 10 years from the date of grant and vest over a period from three to four years.

On August 13, 2019 and November 20, 2019, the Board of Directors decided to cancel 1,500,000 and 250,000 of unvested options of certain senior managements and concurrently granted 1,500,000 and 250,000 of restricted stock units as replacement awards to the senior managements. The incremental compensation expenses of RMB360,592(US$51,796) was equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification.

A summary of restricted share units activity during the year ended December 31, 2020 is presented below:

	Number of Restricted Shares	Weighted-Average Grant-Date Fair Value RMB
Outstanding, as of January 1, 2020	3,639,402	8.21
Granted	5,823,300	5.65
Vested	631,680	8.61
Forfeited	1,295,728	6.16
Outstanding, as of December 31, 2020	7,535,294	6.49

For the year ended December 31, 2019 and 2020, the Group recorded compensation expenses of RMB6,172,515 and RMB9,551,428(US$1,463,820) respectively for the restricted shares granted to the Group’s directors and employees. The Group allocated share-based compensation expense for restricted share as follows:

	Year ended December 31,	Year ended December 31,
	2019	2020	2020
	RMB	RMB	US$
Origination and servicing	446,808	6,173,735	946,166
General and administrative	5,717,025	3,064,908	469,718
Sales and marketing	8,682	312,785	47,936

As of December 31, 2019 and 2020, there was RMB34,246,159 and RMB33,499,672(US$5,134,049) respectively of total unrecognized compensation expense related to unvested restricted shares granted. As of December 31, 2020 that cost is expected to be recognized over a weighted-average period of 2.62 years.

There were no income tax benefits recognized for the year ended December 31, 2018, 2019 and 2020 for restricted stocks unit.

15. Statutory reserves and restricted net assets

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

Amounts restricted that include paid-in capital, additional paid-in capital and statutory reserve funds, as determined pursuant to PRC GAAP, are RMB2,621,559,394 and RMB3,565,880,640 (US$546,495,117) as of December 31, 2019 and 2020 respectively.

16. Commitments and contingencies

Operating lease as lessee

As disclosed in note 2, the Group has adopted ASC Topic 842 on 1 January, 2019. These lease payments have been recognized as “Other non-current assets” and the current and non-current portions of lease liabilities have been recorded as “Accrued expenses and other current liabilities” and “Other non-current liabilities” in the balance sheet as at December 31, 2019 and 2020, except for short-term leases.

Contingencies

On November 26, 2019, a putative class action complaint captioned Shivakumar Ningappa v. X Financial, et al., No. 657033/2019, was filed in the Supreme Court of the State of New York, New York County against the Group, certain of officers and directors, and the underwriters of initial public offering, asserting violations of the Securities Act of 1933 based on the Group’s September 2018 initial public offering. Two additional lawsuits were subsequently filed in the same court, containing substantially identical allegations. On February 5, 2020, all three lawsuits were consolidated under the caption “In re X Financial Securities Litigation,” No. 657033/2019, and a consolidated amended complaint (the “CAC”) was filed on February 14, 2020. On May 11, 2020, the Group filed a motion to dismiss the CAC in its entirety. A new judge will be assigned to the Action.

On December 9, 2019 a putative class action complaint captioned Xiangdong Chen v. X Financial, et al., No. 19-cv-06908-KAM-SJB, was filed in the Eastern District of New York against the Group and certain officers and directors, asserting violations of the Securities Act of 1933 based on the Group’s September 2018 initial public offering. The lead plaintiff filed an amended complaint (the “AC”) on July 13, 2020. The Group filed a motion to dismiss the AC on December 7, 2020. The court has referred the motion to the magistrate judge for a report and recommendation.

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not have any pending legal or administrative proceeding to which the Group is a party that will have a material effect on its business or financial condition.

17. Subsequent events

In March 2021, the Group committed to invest in US$10 million and US$3 million in two VC funds managed by Dragonfly Ventures II, L.P. and IOSG FUND II, L.P., respectively. As of the date of this annual report, the Group had made the capital contribution of US$7 million and US$3 million to those two VC funds, respectively.

SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(in Renminbi “RMB”, except share and per share data)

	As of December 31,	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Assets:
Cash and cash equivalents	14,051,790	6,041,648	925,923
Prepaid expenses and other current assets	4,762,941	1,862,127	285,383
Amount due from subsidiaries and VIEs	1,017,874,882	1,008,811,092	154,607,065
Investments in subsidiaries and VIEs	3,378,505,504	2,067,921,292	316,922,803
Total assets	4,415,195,117	3,084,636,159	472,741,174

Liabilities:
Accrued expenses and other current liabilities	49,335,931	9,880,123	1,514,196
Total liabilities	49,335,931	9,880,123	1,514,196

Equity:
Common shares	201,240	202,870	31,091
Additional paid-in capital	2,987,363,137	3,068,045,239	470,198,503
Retained earnings (Accumulated deficits)	1,311,194,007	(14,551,146)	(2,230,060)
Accumulated other comprehensive income	67,100,802	21,059,073	3,227,444
Total equity	4,365,859,186	3,074,756,036	471,226,978
Total liabilities and equity	4,415,195,117	3,084,636,159	472,741,174

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in Renminbi “RMB”, except share and per share data)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
General and administrative	(79,265,535)	(14,451,949)	(18,494,095)	(2,834,345)
Interest income	122,320	77,030	4,416	677
Equity in profit (loss) of subsidiaries and VIEs	961,430,600	785,350,473	(1,293,341,634)	(198,213,275)
Other income (loss), net	824,508	3,300,575	3,328,738	510,151
Net income (loss)	883,111,893	774,276,129	(1,308,502,575)	(200,536,792)
Other comprehensive income (loss)	19,045,117	14,606,045	(46,041,729)	(7,056,204)
Comprehensive income (loss)	902,157,010	788,882,174	(1,354,544,304)	(207,592,996)

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

(in Renminbi “RMB”, except share and per share data)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net cash provided by (used in) operating activities	36,187,975	(10,004,797)	(14,708,389)	(2,254,159)
Loan to subsidiaries and VIE	(519,786,600)	(199,179,173)	6,818,106	1,044,920
Net cash provided by (used in) investing activities	(519,786,600)	(199,179,173)	6,818,106	1,044,920
Contribution from shareholders	681,989,413	6,035,665	543,594	83,309
Dividend paid	—	(103,196,981)	—	—
Net cash provided by (used in) financing activities	681,989,413	(97,161,316)	543,594	83,309
Effect of foreign exchange rate changes	(6,283,113)	10,892,988	(663,453)	(101,679)
Net increase (decrease) in cash and cash equivalents	192,107,675	(295,452,298)	(8,010,142)	(1,227,609)
Cash and cash equivalents, beginning of year	117,396,413	309,504,088	14,051,790	2,153,532
Cash and cash equivalents, end of year	309,504,088	14,051,790	6,041,648	925,923

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

3.             For the years ended December 31, 2018, 2019 and 2020, except as disclosed in Note 16, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Company.

4.             Translations of balances in the additional financial information of Parent Company—Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB6.5250, as set forth in H.10 statistical release of the Federal Reserve Board on December 31, 2020. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2020, or at any other rate.