Form 20-F
period 2021-12-31
X Financial
filed 2022-04-28
CIK 1725033

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report. . . . . . . . . . . . . . . . . . .

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

329,117,943 ordinary shares, comprised of 231,517,943 Class A ordinary shares, par value $0.0001 per share, and 97,600,000 Class B ordinary shares, par value $0.0001 per share, as of December 31, 2021

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ◻   No ⌧

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ◻   No ⌧

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ⌧   No ◻

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ⌧   No ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. Check one:

Large accelerated filer ◻	Accelerated filer ◻	Non-accelerated filer ⌧	Emerging growth company ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ◻

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued	Other ◻
by the International Accounting Standards Board ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

◻  Item 17   ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ⌧

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ◻   No ◻

INTRODUCTION

Unless otherwise indicated, in this annual report on Form 20-F, the following terms shall have the meaning set out below:

●	“active borrowers” refers to, for a specified period, borrowers who made at least one transaction during that period on our platform;
●	“ADSs” refers to American depositary shares, each of which represents six Class A ordinary shares, and “ADRs” refers to the American depositary receipts that may evidence ADSs;
●	“APR” or “annual percentage rate” refers to the percentage number represents the actual annualized cost of borrowing over the term of a loan. The APR for a type of our loan product equals to the annualized actual amount of total interests, service fees and insurance premium divided by total amount of loans we facilitated.
●	“Beijing WFOE” refers to our wholly-owned PRC subsidiary, Xiaoying (Beijing) Information Technology Co., Ltd.;
●	“Cayman Companies Act” refers to the Companies Act (As Revised) of the Cayman Islands, as amended;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” refers to our Class A ordinary shares, par value $0.0001 per share, carrying one vote per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares, par value $0.0001 per share, carrying 20 votes per share;
●	“high-credit-limit” refers to ticket size of RMB80,000 to RMB600,000;
●	“institutional funding partners” refers to our institutional funding sources, including banks, consumer finance companies, trust companies and other institutions who funded the loans we facilitated to borrowers;
●	“insurance /guarantee protection” refers to credit insurance or guarantee services provided by insurance companies or financing guarantee companies in partnership with online finance platforms against the default of both the principal and interest;
●	“ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“PBOC CRC” refers to the credit reference center of the People’s Bank of China;
●	“prime borrower” refers to an individual having sound credit history, who has credit records with PBOC CRC and usually no late payment record of over 60 days in the previous six months. In determining whether a prospective borrower is a prime borrower, we will review his or her credit history, along with our sophisticated risk management review system;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“U.S. dollars,” “US$,” “$” or “dollars” refers to the legal currency of the United States;

●	“variable interest entities” or “VIEs” refer to Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd, or Beijing Ying Zhong Tong, Shenzhen Xiaoying Technology Co., Ltd., or Shenzhen Xiaoying, Shenzhen Tangren Financing Guarantee Co., Ltd. or Shenzhen Tangren, and Shenzhen Beier Assets Management Co., Ltd., or Shenzhen Beier, and their subsidiaries, which are PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP due to our having effective control over, and our being the primary beneficiary of, such entity; and “affiliated entities” are to our VIE, the VIE’s direct subsidiaries under the PRC laws;
●	“we,” “us,” “our company,” “our,” or “X Financial” refers to X Financial, a Cayman Islands company, and unless the context requires otherwise, includes its predecessor entities, consolidated subsidiaries and VIEs; and
●	“ZhongAn” refers to ZhongAn Online P&C Insurance Co., Ltd., a joint stock limited company with limited liability incorporated in the People’s Republic of China and listed on the Hong Kong Stock Exchange (stock code: 6060), carrying on business in Hong Kong as “ZA Online Fintech P&C.”

Our reporting currency is Renminbi because substantially all of our operations are conducted in China and all of our revenues is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2021. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

You can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements include, but are not limited to, statements about:

●	the PRC consumer finance market;
●	our goals and strategies;
●	our future business development, financial condition and results of operations;
●	expected changes in our revenues, costs or expenditures;
●	growth of and competition trends in our industry;
●	our expectations regarding demand for, and market acceptance of, our products and services;
●	our expectations regarding keeping and strengthening our relationships with borrowers, institutional funding partners and other parties we collaborate with;
●	fluctuations in general economic and business conditions in the markets in which we operate; and
●	relevant government policies and regulations relating to our industry.

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

PART I

VIE Structure and Risks Relating to Our Corporate Structure

We are a Cayman Islands holding company conducting our operations in China through Beijing WFOE, a wholly-owned subsidiary of us, Shenzhen Xiaoying Puhui Technology Co., Ltd., a wholly-owned subsidiary of Beijing WFOE (“Shenzhen Puhui”), Shenzhen Xiaoying Information Technology Co., Ltd. (“Shenzhen Xiaoying IT”), a wholly-owned subsidiary of Beijing WFOE, and the VIEs, including Shenzhen Xiaoying, Shenzhen Tangren, Beijing Ying Zhong Tong, Shenzhen Beier and their subsidiaries. We have equity interests in Beijing WFOE, Shenzhen Puhui, and Shenzhen Xiaoying IT, however, neither we nor our subsidiaries own any share in the VIEs. Instead, we control and receive the economic benefits of the VIEs’ business operation through a series of contractual arrangements (the “VIE Agreements”). To comply with PRC laws and regulations, we do not have an equity ownership interest in our VIEs but rely on the VIE Agreements with VIEs to control and operate their businesses. The VIE Agreements are designed to provide our Beijing WFOE, with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE, including absolute control rights and the rights to the assets, property, and revenues of the VIE. As a result of these contractual arrangements, which have not been tested in a court of law in the PRC, under generally accepted accounting principles in the United States (“U.S. GAAP”), the assets and liabilities of the VIE are treated as our assets and liabilities and the results of operations of the VIE are treated in all aspects as if they were the results of our operations. We are the primary beneficiary of the VIE, and, therefore, consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP. See “Item 4.C. Organizational Structure” for more information on these VIE Agreements.

Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the validity and enforcement of the VIE Agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our VIE Agreements may not be effective in providing control over the VIE. The contractual arrangements have not been tested in a court of law in the PRC and there remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. One of our VIEs and one of the subsidiaries of our consolidated VIEs are used to replicate foreign investment in China-based companies where Chinese laws and regulations prohibit and restrict foreign ownership of internet value-added businesses. As a result, our shareholders may never directly hold equity interests in those entities. We may also be subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission, or CSRC, if we fail to comply with their rules and regulations. We may also be subject to PRC laws relating to, among others, data security and restrictions over foreign investments due to the complexity of the regulatory regime in China, and the recent statements and regulatory actions by the PRC government relating to data security may affect our remaining business operations in China or even our ability to offer securities in the United States. We are also subject to the risks and uncertainties about any future actions of the PRC government that could disallow our VIE structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including causing the value of such securities to significantly decline or become worthless. See “Risk Factors-Risks Relating to Our Corporate Structure” for more information.

Risks Associated with Being Based in or Having the Majority of our Operations in China

We are exposed to legal and operational risks associated with our operations in China. The PRC government has significant authority to exert influence on the ability of a company with operations in China, including us, to conduct its business. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, data information, antitrust, finance, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in companies having operations in China, including us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless. These China-related risks could result in a material change in our operations and/or the value of our securities, or could significantly limit or completely hinder our ability to offer securities to investors in the future and cause the value of such securities to significantly decline or become worthless.

The PRC government may exert, at any time, substantial intervention and influence over the manner of our operations. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews and new laws and regulations related to data security, and expanding the efforts in anti-monopoly enforcement.

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal information and important data worldwide is rapidly evolving in PRC and is likely to remain uncertain for the foreseeable future. Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, the PRC Cybersecurity Law, which became effective in June 2017, established China’s first national-level data protection for “network operators,” which may include all organizations in China that connect to or provide services over the internet or other information network. The PRC Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection.

The amended Measures of Cybersecurity Review, which was promulgated by the Cyberspace Administration of China (the “CAC”) in December 2021 and came into effect on February 15, 2022, requires cyberspace operators with personal information of more than one million users to file for cybersecurity review with the Cybersecurity Review Office (“CRO”), in the event such operators plan for an overseas listing. The amended Measures of Cybersecurity Review provide that, among others, an application for cybersecurity review must be made by an issuer that is a “critical information infrastructure operator” or a “data processing operator” as defined therein before such issuer’s securities become listed in a foreign country, if the issuer possesses personal information of more than one million users, and that the relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine an operator’s cyber products or services, data processing or potential listing in a foreign country affect or may affect China’s national security. In August 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law which became effective on November 1, 2021. The Personal Information Protection Law provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The Personal Information Protection Law also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to be set by Chinese cyberspace regulators are also required to store in China the personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Moreover, pursuant to the Personal Information Protection Law, persons who seriously violate this law may be fined for up to RMB50 million or 5% of annual revenues generated in the prior year and may also be ordered to suspend any related activity by competent authorities.

In November 2021, the CAC released the Regulations on Network Data Security (draft for public comments) and accepted public comments until December 13, 2021. The draft Regulations on Network Data Security provide more detailed guidance on how to implement the general legal requirements under laws such as the Cybersecurity Law, Data Security Law and the Personal Information Protection Law. The draft Regulations on Network Data Security follow the principle that the state will regulate based on a data classification and multi-level protection scheme, under which data is largely classified into three categories: general data, important data and core data. Under the current PRC cybersecurity laws in China, critical information infrastructure operators that intend to purchase internet products and services that may affect national security must be subject to the cybersecurity review. On July 30, 2021, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. The regulations require, among others, that certain competent authorities shall identify critical information infrastructures. If any critical information infrastructure is identified, they shall promptly notify the relevant operators and the Ministry of Public Security.

Currently, the cybersecurity laws and regulations have not directly affected our business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator under the Cybersecurity Law. In such case, we must fulfill certain obligations as required under the Cybersecurity Law and other applicable laws, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we are already doing in our business, and we may be subject to review when purchasing internet products and services. According to the amended Measures of Cybersecurity Review, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we do not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business. However, any failure or perceived failure to comply with all applicable laws and regulations may result in legal proceedings or regulatory actions against us, and could have an adverse effect on our business and results of operations, and we cannot assure you that the operators from the CAC or other relevant governmental authority will not introduce additional requirements or policies which may require significant changes in the way we operate our business.

On September 1, 2021, the PRC Data Security Law became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. As of the date of this annual report, we have not been involved in any investigations on data security compliance made in connection with the PRC Data Security Law, and we have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we do not expect that, as of the date of this annual report, the PRC Data Security Law would have a material adverse impact on our business.

On July 6, 2021, the relevant PRC governmental authorities publicated the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions require the relevant regulators to coordinate and accelerate amendments of legislation on the confidentiality and archive management related to overseas issuance and listing of securities, and to improve the legislation on data security, cross-border data flow and management of confidential information. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions were recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from the CSRC or any other PRC government authorities. Based on the foregoing and the currently effective PRC laws, we are of the view that, as of the date of this annual report, these opinions do not have a material adverse impact on our business.

On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or, collectively, the Draft Overseas Listing Regulations, which set out the new regulatory requirements and filing procedures for Chinese companies seeking direct or indirect listing in overseas markets. The Draft Overseas Listing Regulations, among others, stipulate that Chinese companies that seek to offer and list securities in overseas markets shall fulfill the filing procedures with and report relevant information to the CSRC, and that an initial filing shall be submitted within three working days after the application for an initial public offering is submitted, and a second filing shall be submitted within three working days after the listing is completed. Moreover, an overseas offering and listing is prohibited under circumstances if (i) it is prohibited by PRC laws, (ii) it may constitute a threat to or endanger national security as reviewed and determined by competent PRC authorities, (iii) it has material ownership disputes over equity, major assets, and core technology, (iv) in recent three years, the Chinese operating entities and their controlling shareholders and actual controllers have committed relevant prescribed criminal offenses or are currently under investigations for suspicion of criminal offenses or major violations, (v) the directors, supervisors, or senior executives have been subject to administrative punishment for severe violations, or are currently under investigations for suspicion of criminal offenses or major violations, or (vi) it has other circumstances as prescribed by the State Council. The Draft Overseas Listing Regulations, among others, stipulate that when determining whether an offering and listing shall be deemed as “an indirect overseas offering and listing by a Chinese company”, the principle of “substance over form” shall be followed, and if the issuer meets the following conditions, its offering and listing shall be determined as an “indirect overseas offering and listing by a Chinese company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. In a Q&A released on its official website, the respondent CSRC official indicated that the CSRC will start applying the filing requirements to new offerings and listings. New initial public offerings and refinancing by existing overseas listed Chinese companies will be required to go through the filing process. As for the other filings for the existing companies, the regulator will grant adequate transition period to complete their filing procedures. On April 2, 2022, the CSRC published the Provisions on Strengthening the Management of Confidentiality and Archives Related to the draft Overseas Issuance of Securities and Overseas Listing by Domestic Companies (Draft for Public Comments), or the Draft Archives Rules, for public comments. In the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services hereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests. Where a domestic company provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing entity, any document or material involving any state secret or any work secret of organs and organizations, it shall report to the competent authority for approval in accordance with the law, and submit to the secrecy administration department for filing. Domestic companies shall not provide accounting records to an overseas accounting firm that has not performed the corresponding procedures. Securities companies and securities service organizations shall comply with the confidentiality and archive management requirements, and keep the documents and materials properly. Securities companies and securities service institutions that provide domestic enterprises with relevant securities services for overseas issuance and listing of securities shall keep such archives they compile within the territory of the PRC and shall not transfer such archives to overseas institutions or individuals, by any means such as carriage, shipment or information technology, without the approval of the relevant competent authorities. If the archives or duplicates of such archives are of important value to the state and society and needed to be taken abroad, approval shall be obtained in accordance with relevant provisions. As advised by our PRC legal counsel, the Draft Overseas Listing Regulations and the Draft Archive Rules were released only for soliciting public comment at this stage and their provisions and anticipated adoption or effective date are subject to changes, and thus their interpretation and implementation remain substantially uncertain. It is uncertain whether the Draft Overseas Listing Regulations and the Draft Archive Rules apply to the follow-on offerings or other offerings of the Chinese companies that have been listed overseas. Therefore, we cannot assure you that our contractual arrangements will be deemed by the relevant government authorities to be in compliance with current PRC laws and regulations or that the relevant government authorities will not in the future reassess or reinterpret existing laws, regulations or policies in this area, or issue new laws, regulations or policies in this area, with the result that all or some of these arrangements would be deemed to be in violation of PRC law. We cannot predict the impact of the Draft Overseas Listing Regulations and the Draft Archive Rules on us, including but not limited to the maintenance of the listing status of our ADSs and/or other securities, or any of our future offerings of securities overseas at this stage.

As there are still uncertainties regarding these new laws and regulations as well as the amendment, interpretation and implementation of the existing laws and regulations related to cybersecurity and data protection, We cannot assure you that we will be able to comply with these laws and regulations in all respects. The regulatory authorities may deem our activities or services non-compliant and therefore require us to suspend or terminate its business. We may also be subject to fines, legal or administrative sanctions and other adverse consequences, and may not be able to become in compliance with relevant laws and regulations in a timely manner, or at all. These may materially and adversely affect its business, financial condition, results of operations and reputation.

As such, our business segments may be subject to various government and regulatory interference in the provinces in which they operate. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Risks Associated with the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. Under the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, the SEC will prohibit our securities, including our ADSs, from being traded on a U.S. national securities exchange, including NYSE, or in the over-the-counter trading market in the U.S. The Public Company Accounting Oversight Board, or PCAOB, is currently unable to conduct inspections on accounting firms in the PRC without the approval of the Chinese government authorities. The auditor and its audit work in China may not be inspected fully by the PCAOB. Inspections of other auditors conducted by the PCAOB outside China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in China prevents the PCAOB from regularly evaluating the PRC auditor’s audits and its quality control procedures. As a result, we could be delisted from the NYSE and our securities will not be permitted for trading “over-the-counter” either. Such a delisting would substantially impair our investor’s ability to sell or purchase our securities when they wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our securities. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects. In June 2021, the United States Senate passed a bill that would amend the HFCAA to accelerate the imposition of trading prohibitions once an issuer is identified from three years to two years, and a companion bill was introduced in the U.S. House of Representatives on December 14, 2021. If this bill amending the HFCAA is approved by both houses of Congress and signed by the President, our securities could be subject to a trading prohibition following our filing of a second consecutive annual report on Form 20-F. The process for implementing trading prohibitions pursuant to the HFCAA will be based on a list of registered public accounting firms that the PCAOB has been unable to inspect and investigate as a result of a position taken by a non-U.S. government, or the Relevant Jurisdiction, and such identified auditors, the PCAOB Identified Firms. The first list of PCAOB Identified Firms was included in a release by the PCAOB on December 16, 2021, or the PCAOB December 2021 Release. Our independent registered public accounting firm, KPMG Huazhen LLP, is located in and organized under the laws of the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, and therefore our auditors are not currently inspected by the PCAOB.

If our auditor is unable to meet the PCAOB inspection requirement in time, we could be delisted from the NYSE and our ADSs will not be permitted for trading “over-the-counter” either. The HFCAA also imposes additional certification and disclosure requirements for Commission Identified Issuers, and these requirements apply to issuers in the year following their listing as Commission Identified Issuers. The additional requirements include a certification that the issuer is not owned or controlled by a governmental entity in the Relevant Jurisdiction, and the additional requirements for annual reports include disclosure that the issuer’s financials were audited by a firm not subject to PCAOB inspection, disclosure on governmental entities in the Relevant Jurisdiction’s ownership in and controlling financial interest in the issuer, the names of Chinese Communist Party, or CCP, members on the board of the issuer or its operating entities, and whether the issuer’s article’s include a charter of the CCP, including the text of such charter.

Transfers of Cash through Our Organizations

The following table presents the cash flows among the Company, its subsidiaries, and the Consolidated VIEs, Trusts and Partnerships in FY 2019, FY 2020 and FY 2021.

	FY 2019	FY 2020	FY 2021
	RMB	RMB	RMB

	(in Thousands)
Cash transferred from the Company to the subsidiaries for financing purposes	199,179	—	—
Cash transferred from the subsidiaries to the Company for financing purposes	—	6,818	4,545
Cash transferred from the Consolidated VIEs, Trusts and Partnerships to the subsidiaries for financing purposes	615,495	1,719,385	701,508
Cash paid from Consolidated VIEs, Trusts and Partnerships to subsidiaries for loan transferred under intermediary model	20,428	144,422	2,538,005
Cash paid by subsidiaries to invest in Consolidated VIEs, Trusts and Partnerships	93,000	64,376	215,378
Cash contribution from Consolidated VIEs, Trusts and Partnerships to subsidiaries	157,134	152,910	69,073
Service fees collected by a subsidiaries from borrowers indirectly through Consolidated VIEs, Trusts and Partnerships	230,470	284,109	524,177

Our subsidiaries and the VIEs have not made any dividend or distribution to the Company. We declared cash dividends in 2019 and used parts of the net proceeds from our initial public offering of approximately US$14.8 million for dividend distribution without any tax withholding obligations. The VIEs had not intended to pay, and had never paid, any earnings or amounts, such as service fee to the Beijing WFOE under the contractual arrangement. See “Item 3. Key information-Condensed Consolidating Schedules” and the consolidated financial statements included elsewhere in this annual report for more details.

X Financial is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and the VIEs in China. As a result, although other means are available for us to obtain financing at the holding company level, X Financial’s ability to pay dividends to its shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and service fees paid by our PRC consolidated affiliated entities. If any of our subsidiaries incurs debt on its own in the future, the instruments governing such debt may restrict its ability to pay dividends to X Financial. In addition, our PRC subsidiaries and the VIEs are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

Current PRC regulations permit the Beijing WFOE to pay dividends to YZT (HK) Limited only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through the current VIE Agreements, we may be unable to pay dividends on our ordinary shares.

Cash dividends, if any, on our ADSs will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

In order for us to pay dividends to our shareholders, we may rely on payments made from our VIEs to the Beijing WFOE, pursuant to the VIE Agreements between them, and the distribution of such payments to YZT (HK) Limited as dividends from Beijing WFOE. Certain payments from our VIEs are subject to PRC taxes, including business taxes and VAT. As of the date of this annual report, the VIEs had never paid any dividends to the Beijing WFOE.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by the Beijing WFOE to its immediate holding company, YZT (HK) Limited.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

For risks associated with being based in or having the majority of the operations in China, see “-Risks Associated with Being Based in or Having the Majority of the Operations in China” as set forth at the outset of Part I.

For the risks related to the HFCA Act, see “-Risks Associated with the Holding Foreign Companies Accountable Act” as set forth at the outset of Part I and “-Risk Factors-Risks Relating to Doing Business in China-Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.”

For the description of how cash is transferred through our organization, see “—Transfers of Cash through Our Organizations” as set forth at the outset of Part I.

3.A. Condensed Consolidating Schedules

The following tables present the condensed consolidating schedules depicting the financial position, cash flows and results of operations for the Company, the consolidated VIEs, Trusts and Partnerships, our subsidiaries and any eliminating adjustments as of December 31, 2019, 2020 and 2021 and for FY 2019, FY 2020 and FY 2021. These tables follow the line item disclosures with respect to the consolidated VIEs, Trusts and Partnerships in Note 2 to the consolidated financial statements included in this annual report beginning on page F-1.

Selected Consolidated Statement of Balance Sheet Data

	As of December 31, 2019					As of December 31, 2020					As of December 31,2021
		Consolidated					Consolidated					Consolidated
		VIEs,					VIEs,					VIEs,
	The	Trusts and			Group	The	Trusts and			Group	The	Trusts and			Group
	Company	Partnerships	Subsidiaries	Eliminations	Consolidated	Company	Partnerships	Subsidiaries	Eliminations	Consolidated	Company	Partnerships	Subsidiaries	Eliminations	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in thousands)					(in thousands)					(in thousands)
Cash and cash equivalents	14,052	336,513	655,415	—	1,005,980	6,042	170,390	569,956	—	746,388	4,771	212,767	367,224	—	584,762
Restricted cash	—	449,979	64,344	—	514,323	—	484,878	367,256	—	852,134	—	220,812	186,464	—	407,276
Accounts receivable and contract assets, net of allowance for doubtful accounts	—	466,630	304,524	—	771,154	—	—	413,307	—	413,307	—	67,918	679,562	—	747,480
Loans receivable from Credit Loans and Revolving Loans, net	—	—	289,553	—	289,553	—	—	1,236,026	—	1,236,026	—	2,458,221	25,852	—	2,484,073
Loans at fair value	—	2,782,333	—	—	2,782,333	—	1,585,732	—	—	1,585,732	—	389,679	—	—	389,679
Deposits to institutional cooperators, net	—	—	518,720	—	518,720	—	565	907,358	—	907,923	—	2,702	1,497,705	—	1,500,407
Prepaid expenses and other current assets, net	4,763	429,093	273,594	—	707,450	1,862	66,236	335,678	—	403,776	371	104,088	108,668	—	213,127
Deferred tax assets, net	—	420,823	44,618	—	465,441	—	287,607	318,046	—	605,653	—	128,555	146,313	—	274,868
Long-term investments	—	277,127	15,015	—	292,142	—	292,115	3,500	—	295,615	—	556,571	3,467	—	560,038
Property and equipment, net	—	14,397	5,742	—	20,139	—	6,220	4,917	—	11,137	—	2,673	3,515	—	6,188
Intangible assets, net	—	6,091	29,036	—	35,127	—	30,431	7,009	—	37,440	—	29,554	7,263	—	36,817
Loan receivable from Housing Loans, net	—	89,536	—	—	89,536	—	47,490	—	—	47,490	—	12,083	—	—	12,083
Financial investments	—	—	—	—	—	—	6,000	—	—	6,000	—	—	82,844	—	82,844
Other non-current assets	—	44,169	24,603	—	68,772	—	6,914	44,547	—	51,461	—	4,851	26,427	—	31,278
Financial guarantee derivative-assets	—	719,962	—	—	719,962	—	297,928	—	—	297,928	—	11,819	—	—	11,819
Intercompany receivables	1,017,875	1,701,251	2,472,479	(5,191,605)	—	1,008,811	3,095,377	4,395,612	(8,499,800)	—	1,077,450	5,303,896	9,615,500	(15,996,846)	—
Investments in Consolidated VIEs, Trusts and Partnerships and subsidiaries	3,378,506	1,050,977	4,646,587	(9,076,070)	—	2,067,921	870,458	3,533,764	(6,472,143)	—	2,899,792	1,566,351	3,669,742	(8,135,885)	—
Total Assets	4,415,196	8,788,881	9,344,230	(14,267,675)	8,280,632	3,084,636	7,248,341	12,136,976	(14,971,943)	7,498,010	3,982,384	11,072,540	16,420,546	(24,132,731)	7,342,739

	As of December 31, 2019					As of December 31, 2020					As of December 31,2021
		Consolidated					Consolidated					Consolidated
		VIEs,					VIEs,					VIEs,
	The	Trusts and			Group	The	Trusts and			Group	The	Trusts and			Group
	Company	Partnerships	Subsidiaries	Eliminations	Consolidated	Company	Partnerships	Subsidiaries	Eliminations	Consolidated	Company	Partnerships	Subsidiaries	Eliminations	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in thousands)					(in thousands)					(in thousands)
Payable to investors at fair value of the Consolidated Trusts	—	3,006,349	—	—	3,006,349	—	1,914,184	—	—	1,914,184	—	462,714	—	—	462,714
Payable to institutional funding partners	—	—	—	—	—	—	—	1,460,395	—	1,460,395	—	1,466,068	21,311	—	1,487,379
Guarantee liabilities	—	11,141	6,334	—	17,475	—	—	9,790	—	9,790	—	—	—	—	-
Financial guarantee derivative-liabilities	—	—	—	—	—	—	130,442	—	—	130,442	—	565,953	—	—	565,953
Accrued payroll and welfare	—	22,678	40,970	—	63,648	—	10,017	24,764	—	34,781	—	8,959	35,646	—	44,605
Other tax payable	—	34,725	23,361	—	58,086	—	37,104	35,974	—	73,078	—	100,333	119,213	—	219,546
Income tax payable	—	227,047	113,948	—	340,995	—	48,350	27,567	—	75,917	—	8,190	108,959	—	117,149
Deposit payable to channel cooperators	—	—	108,923	—	108,923	—	—	21,472	—	21,472	—	—	21,012	—	21,012
other non-current liabilities	—	26,683	15,620	—	42,303	—	1,740	25,874	—	27,614	—	—	12,019	—	12,019
Accrued expenses and other liabilities	49,336	103,480	121,623	—	274,439	9,880	230,564	83,304	—	323,748	5,489	85,485	177,993	—	268,967
Short-term bank borrowings	—	—	—	—	—	—	18,700	331,845	—	350,545	—	—	166,500	—	166,500
Deferred tax liabilities	—	688	621	—	1,309	—	—	—	—	—	—	—	—	—	—
Intercompany Payables	—	3,588,722	1,602,883	(5,191,605)	—	—	4,455,198	4,044,602	(8,499,800)	—	—	6,747,134	9,249,711	(15,996,845)	—
Total Liability	49,336	7,021,513	2,034,283	(5,191,605)	3,913,527	9,880	6,846,299	6,065,587	(8,499,800)	4,421,966	5,489	9,444,836	9,912,364	(15,996,845)	3,365,844
Total shareholder's equity	4,365,860	1,767,368	7,309,947	(9,076,070)	4,367,105	3,074,756	402,042	6,071,389	(6,472,143)	3,076,044	3,976,895	1,627,704	6,508,182	(8,135,886)	3,976,895

Selected Consolidated Statement of Comprehensive Income Data

	Year ended December 31, 2019					Year ended of December 31, 2020					Year ended December 31,2021
		Consolidated					Consolidated					Consolidated
		VIEs,					VIEs,					VIEs,
	The	Trusts and			Group	The	Trusts and			Group	The	Trusts and			Group
	Company	Partnerships	Subsidiaries	Eliminations	Consolidated	Company	Partnerships	Subsidiaries	Eliminations	Consolidated	Company	Partnerships	Subsidiaries	Eliminations	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in thousands)					(in thousands)					(in thousands)
Total net revenue	—	2,650,594	437,456	—	3,088,050	—	754,755	1,438,202	—	2,192,957	—	1,388,256	2,238,209	—	3,626,465
Intercompany revenues	—	118,681	1,541,525	(1,660,206)	—	—	212,814	484,283	(697,097)	—	—	72,826	1,357,422	(1,430,248)	—
Origination and servicing, general and administrative and sales and marketing expenses	(14,452)	(1,590,541)	(360,469)	—	(1,965,462)	(18,480)	(675,732)	(1,592,149)	—	(2,286,361)	(9,578)	(394,031)	(1,768,086)	—	(2,171,695)
Intercompany costs	—	(969,257)	(690,949)	1,660,206	—	—	(352,165)	(344,932)	697,097	—	—	(899,267)	(530,981)	1,430,248	—
Net income (loss)	774,276	(865,185)	1,650,735	(785,350)	774,476	(1,308,488)	(319,869)	(973,446)	1,293,342	(1,308,461)	825,407	(130,549)	962,420	(831,871)	825,407

The following table presents the roll-forward of deficit of investments in our consolidated VIEs, Trusts and Partnership and subsidiaries in FY 2019, FY 2020 and FY 2021.

Investments in
Consolidated VIEs,
Trusts and Partnerships
and subsidiaries
RMB in thousands
Balance as of December 31, 2018	2,438,249
Equity in earnings of the Consolidated VIEs, Trusts and Partnerships	(14,609)
Equity in earnings of subsidiaries	954,866
Balance as of December 31, 2019	3,378,506
Equity in earnings of the Consolidated VIEs, Trusts and Partnerships	(180,519)
Equity in earnings of subsidiaries	(1,112,823)
Cumulative effect of accounting change	(17,242)
Balance as of December 31, 2020	2,067,922
Equity in earnings of the Consolidated VIEs, Trusts and Partnerships	695,893
Equity in earnings of subsidiaries	135,977
Balance as of December 31, 2021	2,899,792

		Consolidated
		VIEs,
	The	Trusts and
	Company	Partnerships	Subsidiaries
Amount due from (due to) Consolidated VIEs, Trusts and Partnerships and subsidiaries	RMB in thousands	RMB in thousands	RMB in thousands
Balance as of December 31, 2018	818,696	(1,587,076)	768,380
The Company transferred to the subsidiaries	199,179	—	(199,179)
The Consolidated VIEs, Trusts and Partnerships transferred to the subsidiaries	—	615,495	(615,495)
Intercompany transactions	—	(915,890)	915,890
Balance as of December 31, 2019	1,017,875	(1,887,471)	869,596
The Company transferred to the subsidiaries	(6,818)	—	6,818
The Consolidated VIEs, Trusts and Partnerships transferred to the subsidiaries	—	1,719,385	(1,719,385)
Intercompany transactions	61,628	(1,191,735)	1,130,107
Impact of foreign exchange rate	(63,874)	—	63,874
Balance as of December 31, 2020	1,008,811	(1,359,821)	351,010
The Company transferred to the subsidiaries	(4,545)	—	4,545
The Consolidated VIEs, Trusts and Partnerships transferred to the subsidiaries	—	701,508	(701,508)
Intercompany transactions	96,661	(784,924)	688,263
Impact of foreign exchange rate	(23,478)	—	23,478
Balance as of December 31, 2021	1,077,449	(1,443,237)	365,788

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

Meanwhile, the Guidelines and the Interim Measures prohibit online lending information intermediaries from certain activities, including but not limited to, credit enhancement, illegal fund-raising, and setting up capital pool. The Circular 141 promulgated by the Head Office for Special Rectification of Online Finance Risk and Head Office for Special Rectification of Peer-to-Peer Online Lending on December 1, 2017 further specifies that certain types of cash loan may be subject to inspection and rectification. These types of cash loan have the following four characteristics: lack of specific scenes, designated purposes, targeted users and mortgage. Online lending information intermediaries shall not facilitate such cash loans without specific scenes and designated purposes. It is stipulated in Circular 57 that online lending information intermediary shall cease providing prohibited cash loans after Circular 141 has come into effect and shall gradually reduce the outstanding balance of prohibited cash loans within scheduled timetable in order to complete the record filing as requested by the Interim Measure. We do not believe any of the loan products we facilitate is prohibited under Circular 141 and Circular 57, as none of our products has all of the four characteristics of cash loans as defined under Circular 141. For example, although some of our loan products, such as Xiaoying Credit Loan’s credit card cash advance product, are lacking mortgage and specific scenes, we believe they target a specific user base with designated purpose for which the borrowers are required to specify at loan application. However, in the absence of authoritative interpretation of the key requirements or characteristics of cash loan, especially whether the definition of cash loan requires all of the four characteristics or any of the four characteristics, we cannot assure you that our existing practices would not be deemed to violate any relevant laws, rules and regulations that are applicable to our business practices. In addition, Circular 141 requires banking financial institutions that participate in the “cash loan” business to ensure that no third parties will charge borrowers any interest or expenses of loans to borrowers and not to accept any credit enhancement services or other similar services from third parties without qualification to provide guarantee. To comply with Circular 141, we cooperate with certain qualified institutional partners with the financing guarantee license, including Shenzhen Tangren, our consolidated VIE, to provide guarantees for certain loan products we facilitate. Moreover, Circular 141 prohibits banking financial institutions from outsourcing core businesses such as credit examination and risk control. Currently, we only provide initial screening, preliminary credit examination and technical services, but we cannot rule out the possibility that government authorities could consider our services to be in violation of Circular 141. If any of our services are deemed to be in violation of Circular 141, we may be required to cease or modify any such “cash loans” to comply with Circular 141, otherwise we may be ineligible for registration with the local financial regulatory authority, which may materially and adversely affect our business and prospects. While we are closely monitoring the regulatory development, as of the date of this annual report, we have not been informed by any regulatory authorities to cease or modify any of our current products due to violation of any rules with respect to cash loan under Circular 141 or Circular 57.

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

As of December 17, 2020, Xiaoying Wealth Management platform’s P2P operation business had been cleared and ceased, and the principal and earnings of all individual investors had been fully settled. However, uncertainties still exist in relation to the interpretation and implementation of the relevant laws and regulations relating to P2P operation business. We cannot assure you that we will not be subject to any penalties retroactively prescribed in the relevant laws and regulations relating to our previous P2P operation business, although we have already ceased the related business, and if we were punished, our business, financial condition and results of operations may be materially and adversely affected.

We have obtained an approval of online microcredit business operating qualification and have started online microcredit business. Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

According to the Guidelines on Further Strengthening and Regulating Pilot Access and Auditing of Microcredit Companies (Trial) issued by Shenzhen Financial Services Office in April 2013, or the Trial Guidelines on Microcredit Companies, the Shenzhen financial regulatory authority temporarily restricts certain kinds of companies including, among others, financing guarantee companies, pawn investment companies or real estate development companies establish the online microcredit business. One of our consolidated VIEs, Shenzhen Tangren, holds the financing guarantee license currently, thus we cannot assure that we are eligible to operate the online microcredit business. However, the interpretation of the Trial Guidelines on Microcredit Companies remains uncertain and it is unclear how it will affect our application for the online microcredit business operating license.

Shenzhen Xiaoying Technology Co., Ltd. (“Shenzhen Xiaoying”), one of our VIEs, has obtained a letter from the Local Financial Regulatory Bureau of Shenzhen Municipality on May 12, 2021, stating the approval of the business qualification of Shenzhen Xiaoying Microcredit Co., Ltd. (“Xiaoying Microcredit”), a wholly-owned subsidiary of Shenzhen Xiaoying, for the microcredit business in China. The approved microcredit business qualification is subject to annual onsite inspections. We have started our microcredit business in July 2021. However, since the regulatory regime and practice with respect to network microcredit companies are evolving in recent years and subject to uncertainties, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Microcredit,” we cannot assure you that we would not be subject to any rectification requirements or administrative penalties due to any non-compliance, nor can we assure you that we will be able to satisfy rectification requirements, if any, and maintain such license or renew the license. For example, in November 2020, the CBIRC and PBOC released the Interim Measures for the Administration of Network Microcredit Business (Draft), or the Draft Interim Administrative Measures, to solicit public comments. The Draft Interim Administrative Measures make it clear that a network microcredit business shall be carried out mainly in the provincial administrative areas to which the entity is registered and shall not be cross-provincial without prior approval. The registered capital of a company operating a network microcredit business within a province shall not be less than RMB1 billion and shall be a one-time paid-in monetary capital. The registered capital of a company operating a network microcredit cross-provinces shall not be less than RMB5 billion and shall be a one-time paid-in monetary capital. The Draft Interim Administrative Measures would establish a three-year transition period, and those operating cross-provincial network microcredit businesses without approval will be phased-out.

Further, pursuant to Regulations on Local Financial Supervision and Administration (Draft for Public Comments), or the Draft Local Financial Supervision and Administration Regulation promulgated on December 31, 2021, “Local Financial Organizations” refers to microcredit companies, financing guarantee companies, regional equity markets, pawn shops, financial leasing companies, commercial factoring companies, local asset management companies, and other institutions engaged in local financial business that are supervised and managed by laws, administrative regulations, and provincial-level people’s governments authorized by the State Council. The Draft Local Financial Supervision and Administration Regulation specify that provincial governments shall perform their duties of supervision, management, and risk disposal of local financial organizations, and no individual or entity shall set up Local Financial Organizations without prior approval. The merger, division, reduction of registered capital, change of the business scope or operating area, the change of the shareholders holding more than 5% of its equity interests, as well as change of the actual controller of the Local Financial Organization shall be subject to the approval of the provincial local financial supervision and management department. Also, Local Financial Organization shall make filings to provincial local financial supervision and management department for setting up branches within the provincial administrative region, changing the name or address of business, increasing the registered capital, changing the directors, supervisors and senior management personnel. Penalties such as fines or criminal liability may be imposed if the Local Financial Organizations fail to comply with the Draft Local Financial Supervision and Administration Regulation. Both of the Draft Interim Administrative Measures and the Draft Local Financial Supervision and Administration Regulation were released for public comment only, there remains substantial uncertainty regarding the Draft Interim Administrative Measures and the Draft Local Financial Supervision and Administration Regulation, including with respect to their final content, adoption timeline or effective date. If we were considered that we have engaged in the online microcredit business and the Draft Interim Administrative Measures and the Draft Local Financial Supervision and Administration Regulation were issued, we may be subject to various regulatory restriction which may adversely affect our business operations. We cannot assure you that Xiaoying Microcredit will be able to maintain or renew its business qualification for microcredit business if the draft measures are implemented. Although we believe that Xiaoying Microcredit is only a supplementary funding source and we do not intend to rely on it as a major source for funding, if we need to obtain funding through Xiaoying Microcredit but are unable to maintain or renew the business qualification for microcredit business,or to obtain any other requisite approvals, licenses or permits, our business, financial condition and results of operations would be materially and adversely affected. Given the evolving regulatory environment, there is uncertainty as to how the requirements in the Draft Interim Administrative Measures or the Draft Local Financial Supervision and Administration Regulation will be interpreted and implemented. To the extent that we are not able to fully comply with the requirements, our business, financial condition and results of operations may be materially and adversely affected. We will continuously make adjustments in our business to comply with evolving regulatory requirements, but we are unable to predict with certainty the impact, if any, that future legislation, or regulations relating to the online microcredit business industry will have on our business, financial condition and results of operations.

As of the date of this annual report, we have not been subject to any material fines or other penalties under any PRC laws or regulations including those governing the online consumer finance industry in China. If our previous or existing practice is deemed to violate any rules, laws or regulations, we may face injunctions, including orders to cease illegal activities, correction order, condemnation, fines and criminal liability, and may be exposed to other penalties as determined by the relevant government authorities. If such situations occur, our business, financial condition and prospects would be materially and adversely affected.

If our borrowers default their loans under our online microcredit business, our financial operation may still be subject to material adverse effect.

Shenzhen Xiaoying has obtained a letter from the Local Financial Regulatory Bureau of Shenzhen Municipality on May 12, 2021, stating the approval of the business qualification of Xiaoying Microcredit, a wholly-owned subsidiary of Shenzhen Xiaoying, for the microcredit business in China. Since the loans provided by Xiaoying Microcredit is our own capital, defaults by our borrowers may have material adverse effect on our financial operation. As of December 31, 2021, 3.6% of our outstanding loans is issued by Shenzhen Xiaoying through our own capital. We have no insurance or guarantee protection for the loans issued by Shenzhen Xiaoying, our financial operation may be subject to material adverse if our borrowers default their outstanding loans.

We have a limited operating history in a new and evolving market, which makes it difficult to evaluate our future prospects.

We started to facilitate investment products to individual investors in China in August 2014 and commenced our loan facilitation business in July 2015 and thus have a limited operating history. We have limited experience in most aspects of our business operations, such as loan product offerings, data-driven credit assessment and development of long-term relationships with borrowers, investors and institutional funding partners. We seek to expand the base of prospective borrowers that we serve, which may result in higher delinquency rates of transactions facilitated by us. The delinquency rate for all outstanding loans on our platform that were 31-60 days past due increased from 0.79% as of December 31, 2020 to 1.48% as of December 31, 2021. In addition, our ability to continuously attract low-cost funding sources is also critical to our business. For example, we have completely ceased accepting funding to our loan products from individual investors since the end of 2019, and currently our primary funding source is our institutional funding partners. As our business develops or in response to competition and regulation, we may continue to introduce new loan products, make adjustments to our existing loan products and our proprietary credit assessment model, or make adjustments to our business operation in general. For example, our product mix changed since our launch of Xiaoying Card Loan in December 2016. In 2016, 0.9% of our total loan facilitation amount were Xiaoying Card Loan, while in 2019, 2020 and 2021, such proportion was 70.2%, 80.3%, and 100% respectively. Furthermore, as of December 31, 2021, we invested RMB1 billion in Xiaoying Microcredit for our newly established microcredit business. Any significant change to our business model not achieving expected results may have a material adverse impact on our financial condition and results of operations. Our historical financials during the limited operating history are not indicative of our future trends. As a result, it is difficult to effectively assess our future prospects.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our limited operating history. These risks and challenges include, among other things, our ability to:

●	offer personalized and competitive products and services;
●	increase the utilization of our products and services by existing borrowers and institutional funding partners as well as new borrowers and institutional funding partners;
●	offer attractive service fee rates while driving growth in size and profitability of our business;
●	maintain low delinquency rates of loans facilitated by us;
●	develop sufficient, diversified, cost-efficient and reputable funding sources;
●	maintain and enhance our relationships with our institutional funding partners;
●	broaden our prospective borrower base;
●	navigate a complex and evolving regulatory environment;
●	improve our operational efficiency;
●	attract, retain and motivate talented employees to support our business growth;
●	enhance our technology infrastructure to support the growth of our business and maintain the security of our system and the confidentiality of the information provided and utilized across our system;
●	navigate economic condition and fluctuation; and
●	defend ourselves against legal and regulatory actions, such as actions involving intellectual property or privacy claims.

Failure of other online lending platforms or damage to the reputation of the online consumer finance industry may materially and adversely affect our business and results of operations.

We operate in the online consumer finance industry, which is a new and evolving industry. Negative publicity about this industry and the market segment may arise from time to time. Negative publicity about China’s consumer finance industry in general may also have a negative impact on our reputation, regardless of whether or not we have engaged in any inappropriate activities. The PRC government has recently instituted specific rules to develop a more transparent regulatory environment for the online consumer finance industry. Any players in China’s online consumer finance industry who are not in compliance with these regulations may adversely impact the reputation of the industry as a whole. Negative developments in the consumer finance industry, such as widespread user defaults, fraudulent behavior, the closure of other online consumer finance platforms, or incidents indirectly resulting from the accumulation of large amounts of debt and inability to repay by any particular borrower, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by market players in the consumer finance industry. Moreover, in the ordinary course of our business, we may need to bring lawsuits against certain borrowers for delinquent loans. If courts do not support our claims, such legal proceedings may also negatively impact our reputation and brand image. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

The service fees we charge either borrowers or institutional funding partners may decline in the future due to factors beyond our control and any material decrease in such service fees could harm our business, financial condition and results of operations.

We generated our revenues from service fees collected indirectly from borrowers through our VIE, Shenzhen Tangren or external financing guarantee companies. We also charge service fees directly to certain institutional funding partners. Any material decrease in our service fees would have a substantial impact on our revenues and profitability. In the event that the amount of service fees we collect from borrowers or institutional funding partners for loans we facilitate decrease significantly in the future, our business, financial condition and results of operations will be harmed. The level of service fees we collect from borrowers or institutional funding partners may also be affected by a variety of factors, including our borrowers’ creditworthiness and ability to repay, the competitive landscape of our industry, our access to funding sources of loans we facilitate and regulatory requirements. Our service fees may also be affected by changes in our product and service mix and changes to our borrower engagement initiatives. Our competitors may also offer more attractive fees, which may require us to reduce our service fees to compete effectively. Certain consumer financing solutions offered by traditional financial institutions may provide lower fees than our service fees. Although we do not believe such consumer financing solutions currently compete with our products or target the same underserved consumers in China, such traditional financial institutions may decide to do so in the future, which may have a material adverse effect as to the service fees that we will be able to charge borrowers or institutional funding partners. Our service fees may also be affected by regulatory restrictions applied to our institutional funding partners. In August 2021, it was reported that some consumer finance companies received window guidance from regulators to keep the interest rate on personal loans within 24%. As the funding for loans we facilitated are partly provided by those institutional funding partners, the service fees we charge borrowers or institutional funding partners may be further affected.

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

Our service fees, to the extent that they are fully or partially deemed as loan interest, may also be subject to the restrictions on interest rates as specified in applicable rules on private lending. Pursuant to the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court on August 6, 2015 (as further amended on August 19, 2020 and December 29, 2020), or the Private Lending Judicial Interpretations, if the services fees that we charge borrowers are considered as loan interest and we are deemed as a lender, and if the sum of the annual interest that lenders charge and our service fees exceed 36%, the portion of the service fees that exceeds the 36% limit is invalid, and even if the borrower has paid the portion of the service fees that exceeds the 36% limit, such borrower may request us to refund the portion of the service fees that exceeds the 36% limit and the PRC courts will uphold such request. In accordance with Circular 141, the overall cost of loans, including the loan interest and other forms of fees charged by the institutions shall be included in an overall annualized interest rate and conform to the restrictions on interest rates as specified in applicable rules on private lending. The Compliance Checklist further specifies that interests and fees collected by any third party collaborator or charged offline shall form part of an overall annualized interest rate. In addition, the online lending information intermediary is also prohibited to deduct loan interest, service fees, administrative fee and deposit from a loan principal in advance. We have ceased deducting any service fees from a loan principal in advance and have complied with applicable regulatory requirements since December 7, 2017. On August 19, 2020 and December 29, 2020, the Private Lending Judicial Interpretations was amended by the Supreme People’s Court, where a lender claims that corresponding borrower shall pay interest as per the interest rate contractually stipulated, relevant people’s court shall uphold such claim, except where the interest rate agreed on by both parties concerned exceeds four times the loan prime rate (“LPR”), for one-year loan when the contract is concluded. “LPR for one-year loan” refers to the LPR for one-year loan to be published on a monthly basis by the National Interbank Funding Center authorized by the People’s Bank of China as of August 20, 2019. On December 29, 2020, the Supreme People’s Court issued the Official Reply of the Supreme People’s Court to the Issues concerning the Scope of Application of the New Judicial Interpretation on Private Lending, or the Official Reply. According to the Private Lending Judicial Interpretations and the Official Reply, for financial institutions and branches engaging in loan business and established upon the approval of the financial regulatory authorities, including but not limited to microcredit company, Private Lending Judicial Interpretations shall not apply to disputes caused by granting loans and relevant financial business. Therefore, currently, there is no clear regulatory guidance on the loan interest ceiling for the loans between the borrowers and the institutional partners.

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

None of the loans we provided or facilitated in 2021, had an annualized fee rate exceeding 36%. We have reduced our annualized fee rates of all products which exceeded the 36% limit and have complied with applicable regulatory requirements since December 7, 2017. The annualized fee rates of all new loans that we facilitated since December 7, 2017 are below 36%. As a result, we do not believe that our current service fees and various other fees charged from our borrowers violate these provisions. However, due to the lack of the specific and clear regulatory guidance on the loan interest ceiling and the calculation method, if our current fee level is deemed to be excessive or constitutes usurious loans under any existing or future relevant PRC laws, regulations and rules, parts or all of the fees we collected may be ruled as invalid by the PRC courts, and we may face, among others, regulatory warning, correction order, or be required to reduce the fees and annual interest rate we charge our borrowers. In addition, any future changes on APR ceiling may affect our profitability. If such situations were to occur, our business, financial condition, results of operations and prospects would be materially and adversely affected.

We face competition in the online consumer finance industry, and, if we do not compete effectively, our results of operations could be harmed.

The online consumer finance industry in China is highly competitive, and we compete with other sizable online consumer lending marketplaces with a focus on prime borrowers. We also compete with other financial products and companies that attract borrowers, investors, or institutional funding partners. Our competitors may operate different business models, have different cost structures or selectively participate in different market segments. They may ultimately be proven more successful or more adaptable to consumer demand and new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technological, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their product and services offerings. Our competitors may also have longer operating history, more extensive user bases, greater brand recognition and brand loyalty and broader relationships with business partners. Additionally, a current or potential competitor may acquire, or form strategic alliances with, one or more of our competitors. Our competitors may be better at satisfying user demand by developing tailored products, offering attractive service fees, strengthening risk management capabilities, introducing more advanced and effective data analytics technologies, obtaining funding sources at more favorable rates and undertaking more extensive and effective marketing campaigns. Furthermore, more players may enter into this market and increase the level of competition. In face of such competition, in order to grow or maintain the amount of loans facilitated to borrowers, we may have to lower our service fees, which could materially and adversely affect our business and results of operations. If we are unable to compete with such companies and meet the need for innovation in our industry, the demand for our products or services could stagnate or substantially decline, which could harm our business and results of operations.

The Administrative Measures for Credit Information Services may impose adverse effects on our business, financial condition and results of operations.

In July 2021, according to media reports, the Credit Information Administration of the PBOC put forward requirements in a non-public manner to certain internet platforms engaged in financing business, requiring that the information voluntarily submitted by an individual, as generated from the platform or acquired externally, shall not be disclosed to financial institutions during the business cooperation with such institutions, or to be directly provided to the institutions in the name of application information, identity information, basic information, profile information, etc.

On September 27, 2021, the PBOC promulgated the Administrative Measures for Credit Information Services, or the Credit Information Services Measures, which took effect on January 1, 2022. Pursuant to the Credit Information Services Measures, Credit Information Services, shall mean the collection, sorting, retention, and processing of credit information of enterprises and individuals, and the provision of the foregoing information to information users. Credit information, shall mean the basic individual information, lending information and other relevant information used for identification and determination of creditworthiness status of enterprises and individuals, and collected pursuant to the law for the purpose of providing services for financial activities, as well as the analyzed and evaluated information formed based on the foregoing information. Entities engaging in personal credit information services shall obtain the personal credit information organization license pursuant to the Credit Information Services Measures. Financial institutions shall not carry out commercial cooperation with entities who have not obtained business qualifications for engaging in credit information services to obtain any credit information services.

In our current cooperation with financial institutions, we would directly provide financial institutions with the personal information of our users on our platform, including basic user information (such as name, age, etc.) and loan-related information (such as loan purpose, annual income, etc.), which may be deemed as credit information under the Credit Information Services Measures. As of the date of this annual report, we have not obtained personal credit information organization license, and our direct provision of such users’ personal information to financial institutions may not be permitted. In response, we have been working closely with Baihang Credit who holds a personal credit information organization license to execute a plan to comply with the new regulation. Meanwhile, as the Credit Information Services Measures is newly issued and there are no specific implementation rules with this regard, we are not sure how it will be interpreted and implemented and whether it will have an adverse impact on our business. While we will make efforts and adjustments to comply with the evolving regulatory requirements, we cannot assure you that such efforts would be sufficient as the regulators may not hold the same view as ours.

If we are unable to maintain or increase the amount of loans we facilitate or if we are unable to retain existing borrowers or attract new borrowers, our business and results of operations will be adversely affected.

The amount of loans facilitated through our platform was RMB39,441 million in 2019, RMB29,676 million in 2020 and RMB51,859 million in 2021. To maintain and increase the amount of loans we facilitate, we must continue to engage our existing borrowers and attract new borrowers, which may be affected by several factors, including our brand recognition and reputation, our products and services offered, our efficiency in engaging prospective borrowers, our ability to convert registered users to borrowers, the effectiveness of our credit analysis and risk management system, our ability to secure sufficient and cost-efficient funding, the service fees we charge borrowers, our borrower experience, the PRC regulatory environment governing our industry and the macroeconomic environment. For example, although we do not believe any of the loan products we currently facilitate is explicitly prohibited in accordance with the requirements under Circular 141 and Circular 57, we have taken rectification measures, including adjusting the annualized fee rates not to exceed 36% and ceasing deducting service fees from a loan principal in advance, to better comply with the applicable requirements.

In addition, as of December 31, 2021, we collaborated with 139 channel partners to obtain borrowers for our various loan products. In 2020 and 2021, approximately 68.5% and 74.3% of our active borrowers for Xiaoying Card Loan were engaged through our channel partners. If these channels become less effective or less efficient, or if we are unable to continue to use these channels or work with less channel partners, or if we cannot expand our business partner base or work with more business partners, we may not be able to acquire and engage new and existing borrowers efficiently. In addition, we may also impose more stringent borrower qualifications to ensure the quality of the loans we facilitate, which may negatively affect the amount of loans we facilitate. If we are unable to attract borrowers or if borrowers do not continue to use our products and services, we may be unable to increase our amount of loans facilitated and corresponding revenues, and our business and results of operations may be materially and adversely affected.

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

On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization (the “WHO”) declared the COVID-19 coronavirus outbreak a public health emergency of international concern and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. Our borrowers may negatively impacted by COVID-19, including healthcare, travel, offline education, franchising, auto/transportation and real estate/home furnishing sectors, may reduce their liquidity to repay the loans, which may materially adversely impact our loan performance. The loan facilitation amount may also decreased as our institutional funding partners adjusted their strategies due to pessimistic expectations.

Our results of operations were adversely affected by the COVID-19 especially during the first half year of 2020. In the early onset of the third quarter of 2020, our business was already on track for a steady recovery and our business operation has returned to the pre-COVID-19 pandemic level. In 2021, both our operational and financial results continued to show progress against our strategic objectives. There are new confirmed COVID-19 cases reported in China in early 2022 and the recent COVID-19 resurgence in Chinese mainland has been in general stabilized and under control. There is no obvious adverse change in our loan performance due to the recent COVID-19 resurgence as of the date of this annual report. However, the potential impact brought by and the duration of the COVID-19 outbreak are difficult to assess or predict and the full impact of the virus on our operations will depend on many factors beyond our control. While it is unknown how long these conditions will last and what the complete financial effect will be to our company, we are closely monitoring its impact on us. Our business, results of operations, financial conditions and prospects could be materially adversely affected to the extent that COVID-19 harms the Chinese and global economy in general, and the trading price of our ADSs may be adversely affected.

Our platform requires adequate funding and access to adequate lending capital on terms acceptable to us cannot be assured.

Our business involves matching of borrowers and funding sources for loans. The growth and success of our future operations depend on the availability of adequate funding to meet borrower demand for loans facilitated on our platform. In 2021, 98.0% of the total funding for loans we facilitated were provided by institutional funding partners and 2.0% of the total funding for loans we facilitated were provided by our capital. In order to maintain the requisite level of funding for the loans we facilitate to meet borrower demand, we will need to optimize the investor funding composition of our platform and establish long-term collaboration with our institutional funding partners.

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

Beginning from late 2018, the local PRC governments gradually slowed down its acceptance and review of the application for the registration as an online lending information intermediary as required under the Interim Measures. We made a gradual shift with respect to funding sources from individual investors to institutional funding partners since early 2019 in response to the enhanced regulatory restrictions in the online consumer financing industry. In late December 2019, the government began to implement a regulatory policy encouraging companies that previously applied for the online lending information intermediary registration to obtain an online microcredit company permit instead. This change in policy has an implication that we will be no longer legally allowed to provide intermediary service to individual investors directly. At the end of 2019, we ceased funding our loan products from our individual investors through Xiaoying Wealth Management platform. We actively expanded institutional funding, such as banks, consumer finance companies, trust companies and other institutions, and achieved 100% institutional funding for the new loans facilitated by the end of the second quarter of 2020. Furthermore, after obtaining an approval for our microcredit business in May 2021, we started to fund some new loans by our owned capital. As of December 31, 2021, 3.6% of the outstanding loans were funded by our own capital.

If the provision of services by financial institutional cooperators, such as insurance company and financing guarantee companies, becomes limited, restricted, or is rendered less effective or more expensive, our business may be materially and adversely affected.

21.0% of our outstanding loans were covered by the credit insurance products provided by ZhongAn as of December, 2021. We collaborate with various external financing guarantee companies and insurance company who provide guarantee/insurance services to protect institutional funding partners from losses. See “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with Financial institutional cooperators.” Although we have entered into a series of agreements relating to our ongoing business cooperation and service arrangement with our financial institutional cooperators, we cannot assure you that the provisions of services provided by such financial institutional cooperators will be renewed upon expiration of the agreements or continue to remain at the same level or on more favorable terms in the future. If any of such financial institutional cooperators ceases business collaboration with us, it may adversely affect our relationship with our users and institutional funding partners.

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

The protections offered by our financial institutional cooperators on our loan products significantly enhance the confidence of our institutional funding partners. In addition to those protections, Shenzhen Tangren, our consolidated VIE with the financing guarantee license, currently provides a guarantee for certain loan products we facilitate. When in the event of default, Shenzhen Tangren will compensate those financial institutional cooperators for their payout amount to our investors in accordance with the agreements; however, Shenzhen Tangren’s compensation obligation shall not exceed a cap (“the pre-agreed Cap”) which is the lower of (1) total amount of guarantee fees contractually required to be collected from the borrowers for such loans facilitated during the current period on an aggregated basis, and (2) a certain percentage of the total principal of the loans facilitated stated in an annualized manner, as pre-agreed with those financial institutional cooperators separately. We may consider introducing other funding protection arrangements to our financial institutional cooperators or institutional funding. We cannot assure you that new arrangements would be perceived by them, which may have adverse impact on our business operations. If our financial institutional cooperators cease business collaboration with us, it may adversely affect our relationship with our institutional funding partners, who view on the protection offered by our financial institutional cooperators with importance.

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

On May 8, 2020, China Banking and Insurance Regulatory Commission promulgated the Measures for the Regulation of Credit Insurance and Guarantee Insurance, or the Measures for the Credit Insurance and Guarantee Insurance, as amended on June 21, 2021, which repeals the Interim Measures for the Supervision of Credit Guarantee and Insurance Business issued on July 11, 2017. Pursuant to the Measures for the Credit Insurance and Guarantee Insurance, the insurance companies carrying out credit insurance and guarantee insurance (together, the “Credit and Guarantee Insurance”) businesses, such as ZhongAn, are required to comply with the regulatory requirements on solvency and ensure the overall size of business is appropriate for the capital strength of the company. When carrying out financing Credit and Guarantee Insurance business, insurance companies are required to pay particular attention to the underlying risks, fully assess the impact of Credit and Guarantee Insurance business on the solvency of the company, and duly perform liquidity risk management. The insurance companies have to establish more stringent internal control measures to ensure the compliance of the Credit and Guarantee Insurance business. Furthermore, the Measures for the Credit Guarantee and Insurance Guarantee sets out specific rules regarding insurance companies carrying out Credit and Guarantee Insurance business via Internet, under which the insurance companies shall cooperate with the financial institutions with lending qualifications and is required to publish material information in relation to insurance products, policy query links, customer complaint channels, information security, cooperative Internet agencies, which shall also be published by the cooperative Internet agencies in a prominent position on their business web pages. In addition, the balance of self-retained liability of the insurance company cannot exceed the respective limits as set forth in the Measures for the Credit Insurance and Guarantee Insurance.

We have cooperated with ZhongAn to develop Credit and Guarantee Insurance products to secure insurance protection for the loans we facilitated. 21.0% of our outstanding loans were covered by the Credit and Guarantee Insurance products provided by ZhongAn as of December, 2021. If ZhongAn is unable to continue to provide the Credit and Guarantee Insurance with same terms and conditions, we may not be able to remain adequate Credit and Guarantee Insurance for our loan products as before, or may have to incur additional cost in purchasing such insurance from ZhongAn or other insurance companies. If we are unable to obtain adequate Credit and Guarantee Insurance for our loan products under terms or conditions acceptable to us, our business, financial condition and results of operations would be materially and adversely affected.

We may be deemed to operate financing guarantee business by the PRC regulatory authorities.

The State Council promulgated the Regulations on the Supervision and Administration of Financing Guarantee Companies, or Financing Guarantee Rules, on August 2, 2017, which became effective on October 1, 2017. Pursuant to the Financing Guarantee Rules, “financing guarantee” refers to the activities in which guarantors provide guarantee to the guaranteed parties as to loans, bonds or other types of debt financing, and “financing guarantee companies” refer to companies legally established and operating financing guarantee business. According to the Financing Guarantee Rules, the establishment of financing guarantee companies shall be subject to the approval by the competent government department, and unless otherwise stipulated by the state, no entity may operate financing guarantee business without such approval. If any entity violates these regulations and operates financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines ranging from RMB500,000 to RMB1,000,000, confiscation of illegal gains if any, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the law. We have cooperated with banks, trust companies, and other institutional funding partners who funded the loans for our borrowers. See “Item 4. Information on the Company—4.B. Business Overview—Our Investors and Institutional Funding Partners.” Under our current business model, some of our entities lacking the qualifications to provide financing guarantee are obligated to repay certain institutional funding partners the full overdue amount in case the borrowers fail to repay, or purchase the creditor’s rights of the underlying loan from certain institutional funding partners under certain circumstances.

In addition, prior to September 2017, we, at our sole discretion, paid ZhongAn for a majority of the loan principal and interest default but have not been subsequently collected through some of our entities lacking qualifications to provide financing guarantee. See “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with Financial Institutional Cooperators.” In 2020, certain amount of deposits paid by Shenzhen Tangren to one of our institutional cooperators were actually provided by Shenzhen Xiaoying Puhui Technology Co., Ltd., a directly wholly owned subsidiary of Beijing WFOE, which were used to compensate for such institutional cooperator’s loss for the amount it had paid under investors’ claims arising from borrowers’ default to repay loans. Due to the lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Rules is unclear. It is uncertain whether we would be deemed to operate financing guarantee business because of our cooperation model with our financial institutional cooperators, and our current arrangements with banks, trust companies and other institutional funding partners. As of the date of this annual report, we have not been subject to any fines or other penalties under any PRC laws or regulations related to financing guarantee business. Furthermore, given that Shenzhen Xiaoying and Shenzhen Tangren are both our consolidated VIEs, while we believe our past and current cooperation model with our financial institutional cooperators does not constitute providing any guarantee to lenders directly or in a disguised form by online lending information intermediary under Interim Measures or under Circular 57, we cannot assure you that the regulators would hold the same view as ours. Given the evolving regulatory environment of the financing guarantee business, we cannot assure you that we will not be subject to any fines, penalties or other liabilities, or be required in the future by the relevant governmental authorities to obtain approval or license for financing guarantee business to continue our collaboration with banks, trust companies and other institutional funding partners. If we are required to amend the current model or are no longer able to collaborate with banks, trust companies or other institutional funding partners at all, or become subject to penalties, our business, financial condition, results of operations and prospects could be materially and adversely affected.

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

We offer our products and services based on risk assessment conducted by our proprietary credit analysis and risk management system, which is strengthened by our financial institutional cooperators’ insurance or guarantee decision opinion based on their credit analysis models. Our system uses machine learning and modeling techniques to analyze transaction and repayment data from loans that we facilitated and data from applicants and other third party sources. Even though we have accumulated a large amount of applicant data and extensive credit analysis experience to perform risk management analysis in our system, our credit analysis and risk management system may not be continuously effective as we continue to increase the amount of loans we facilitate, expand our borrower base and broaden our funding channels in the future. If our credit analysis model contains inaccurate assumptions or inefficiencies through model updates, or if the credit data and analysis we obtain are inaccurate or outdated, our credit analysis could be negatively affected, resulting in inaccurate decision.

If we are unable to effectively and accurately assess the credit profiles of applicants based on their credit profiles, we may either be unable to offer attractive service fee rates and products and services to borrowers, or unable to maintain low delinquency rates for loans we facilitate or to attract institutional funding partners. In addition, our credit analysis may not be able to provide more predictive assessments of future borrower behavior and result in better evaluation of our borrower base as compared to our competitors. Furthermore, our risk management model and system may not optimally protect our business against systemic risk. If our proprietary credit analysis and risk management system fails to perform effectively, our business, liquidity and results of operations may be materially and adversely affected.

If we are unable to maintain low delinquency rates for transactions facilitated by us, our business and results of operations may be materially and adversely affected. Further, historical delinquency rates may not be indicative of future results.

Our institutional funding partners may experience losses due to borrower defaults. The delinquency rate for all outstanding loans on our platform that were 31-60 days past due increased from 0.79% as of December 31, 2020, to 1.48% as of December 31, 2021.

Our ability to attract and retain borrowers and institutional funding partners is significantly dependent on our ability to effectively assess a borrower’s credit profile and maintain low delinquency rates. To conduct this assessment, we have employed a series of procedures and developed a proprietary credit assessment and decision model. Our credit scoring model aggregates and analyzes the personal information submitted by a prospective borrower as well as the data we collect from a number of internal and external sources, and then generates a credit assessment result for the prospective borrower. If our credit scoring model contains programming or other errors or the information provided by borrowers or third parties is incorrect or stale, our loan pricing and approval process could be negatively affected, resulting in misclassified loans or incorrect approvals or denials of loans. If we are unable to effectively and accurately assess the credit profiles of borrowers, we may be unable to maintain low delinquency rates of loans facilitated by our platform.

If widespread defaults were to occur, institutional funding partners may lose confidence in our platform and our financial institutional cooperators may cease business collaboration with us or increase their fees collectible from new borrowers or raise some unfavorable terms in the future, which may materially and adversely affect our business and results of operations. We are required to pay deposits to those financial institutional cooperators and the amount of deposit is separately agreed with each institutional cooperator. In 2020, we witnessed an increase in borrowers’ defaulting rates. To maintain the collaborative relationship with one of our financial institutional cooperators and to avoid any material adverse impact on our current business model and future transaction cost, we used deposits amounting to RMB970.0 million to compensate for such institutional cooperator’s loss for the amount it had paid under investors’ claims arising from borrowers’ default to repay loans in 2020. We have been expanding cooperation relationships with various financial institutional cooperators to reduce our risk of heavy dependency on certain financial institutional cooperators.

Furthermore, for most Xiaoying Card Loans newly facilitated since September 2017 and certain Xiaoying Revolving Loans that are repaid in installments by borrowers, we entered into a series of arrangements with various financial institutional cooperators and negotiate the upper limit of Shenzhen Tangren’s compensation obligation prospectively at each quarter with these financial institutional cooperators based on the expected default rate. The portion that we are obligated to pay to those financial institutional cooperators but are not expected to be collected from the borrowers due to the estimated default or prepayment risk in relation to the guarantee fee is recorded in the change in fair value of financial guarantee derivative. Moreover, if the total amount of the compensation paid by those financial institutional cooperators to the insured investors or institutional funding partners exceeds the expected maximum payout amount for certain period, they are entitled to increase their fees collectible from new borrowers, which would impact our results of operations in the event we are unable to pass on such increase to new borrowers. In addition, when the delinquency rates of our loan products increase, we may also need to increase the guarantee fees that we are entitled from new borrowers. In the event we are not able to raise the APR to capture such increase in guarantee fees, our results of operations would be adversely affected. See “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with Financial Institutional Cooperators —Credit Insurance and Guarantee Services” for more details. Therefore, if we are unable to maintain low delinquency rates for transactions we facilitated, our business and results of operations may be materially and adversely affected.

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

The data provided directly by an applicant to us may become outdated and inaccurate, as he or she may have, after providing the data to us:

●	become delinquent in the payment of an outstanding obligation;
●	defaulted on a pre-existing debt obligation;
●	taken on additional debt; or
●	sustained other adverse financial events.

We conduct data screening to detect inaccurate information and improve the quality of the data input for our credit analysis model. However, our data screening and anti-fraud systems may be insufficient to accurately detect inaccurate and fraudulent information. Such inaccurate or fraudulent information could compromise the accuracy of our credit analysis and adversely affect the effectiveness of our control over our delinquency rates. We may not be able to recoup funds underlying loans made in connection with inaccurate or fraudulent data, which may materially and adversely affect our results of operations. To better assess a borrower’s creditworthiness, we consult our institutional cooperators for their credit analysis and cooperate with third party credit agencies and databases for credit data of borrowers. However, due to the underdevelopment of an industry-wide information sharing arrangement, we are unable to determine whether applicants have outstanding loans through other online lending platforms at the time when they obtain a loan from us or the aggregate amount borrowed by a borrower through our platform and other online lending platforms. This creates the risk that a borrower may borrow money through us in order to pay off loans on other online lending platforms and vice versa. The additional debt may adversely affect the borrower’s creditworthiness generally, and could result in the financial distress or insolvency of the borrower, impairing the borrower’s ability to repay the loan and the investor and institutional funding partner’s ability to receive repayment of such loan. In addition, if a borrower incurs debt on other online lending platforms in order to repay our loans, the borrower’s ability to repay such loans is limited by the availability of funding sources subject to factors beyond the borrower’s control, which may adversely affect our results of operations. For example, the release of Circular 141 and Circular 57 in December 2017 tightened industry regulations and resulted in an unexpected short-term volatility of borrower credit performance across our industry. Online lending platforms have ceased extending “cash loans” with the four characteristics as defined under Circular 141 and a number of online lending platforms significantly altered their business models or suspended operations altogether. The impact is relatively more acute on products with short term and small loan balance, such as Xiaoying Card Loans, as borrowers previously used to be able to easily borrow from other online lending platforms to fund their repayment. The release of Circular 141 and Circular 57 led to liquidity shortage for certain borrowers who relied on other lending platforms to repay Xiaoying Card Loans.

In addition, a significant increase in fraudulent activities could negatively impact our brand name and reputation, discourage institutional funding partners from investing in loans on our platform, reduce the amount of loans facilitated to borrowers and make it necessary to take additional steps to reduce fraud risk, which could increase our costs. High profile fraudulent activities could even lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs.

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

Additionally, according to Guidance on Regulating Asset Management Business of Financial Institutions, or the Guidance, which was promulgated jointly by the PBOC, China Insurance Regulatory Commission (“CIRC”), CSRC and the State Administration of Foreign Exchange(“SAFE”) on April 27, 2018, only financial institutions, such as banks, trusts, securities, funds, futures, insurance asset management agencies and financial asset investment companies, can operate asset management business. As ancillary services that we currently provide are not “asset management business” as defined in the Guidance or other applicable Laws and Regulations, we do not believe that we would be subject to the Guidance. However, we cannot assure you if the money market products offered by the relevant financial institutions to which we provide the ancillary services will not be ceased pursuant to the Guidance.

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

We intend to broaden the scope of products and services that we offer, while we may not be successful in doing so. New products and services must achieve a certain level of market acceptance in order for it to be economically feasible for us to bear the default risks associated with them and recoup our investment costs in developing and bringing them to market. Our existing or new products and services could fail to attain sufficient market acceptance for many reasons, including:

●	our failure to predict market demand accurately and supply attractive and increasingly personalized products and services at appropriate prices and in amount that meet this demand in a timely fashion;
●	our existing products and services may cease to be popular among current borrowers and institutional funding partners or prove to be unattractive to prospective borrowers and institutional funding partners;
●	our failure to assess risk associated with new products and services and to properly price such products and services;
●	negative publicity about our products and services or mobile applications’ performance or effectiveness;

●	critical assessment taken by regulatory authorities that the launch of new products and services and changes to our existing products and services do not comply with PRC laws, regulations or rules applicable to us; and
●	the introduction or anticipated introduction of competing offerings by competitors.

If our existing and new products and services do not achieve adequate acceptance in the market, our financial condition, competitive position and results of operations could be harmed.

Increases in market interest rates could negatively affect the amount of loans facilitated by us and cost of funds provided to borrowers.

The total borrowing costs of all loans facilitated by us are fixed, including the fixed service charged by us or our financial institutional cooperators and interest rates charged by our institutional funding partners. If prevailing market interest rates rise, the service fee rates and interest rates of loans we facilitate may rise accordingly, and borrowers may be less likely to accept such adjusted terms. If borrowers decide not to use our products because of such an increase in market interest rates, our ability to retain existing borrowers and engage prospective borrowers as well as our competitive position may be severely impaired. If we are unable to effectively manage such market interest rate risk, our business, profitability, results of operations and financial condition could be materially and adversely affected.

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

Enhancing the recognition and maintaining the reputation of our brand is critical to the current performance and future growth of our business and competitiveness, since this initiative affects our ability to better attract and serve consumers and to maintain and expand our relationship with institutional funding partners. Factors that are vital to this objective include our ability to:

●	maintain the effectiveness, quality and reliability of our systems;
●	provide consumers with satisfactory services;
●	engage a large number of quality borrowers with low delinquency rate;
●	improve our credit analysis and risk management system;
●	effectively manage and resolve user complaints; and
●	effectively protect personal information and privacy of users.

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

Our current business is connecting institutional funding partners with individual borrowers, which constitutes an intermediary service. Our contracts with institutional funding partners and borrowers are intermediation contracts under the PRC Civil Code. Under the PRC Civil Code, an intermediary that intentionally conceals any material information or provides false information in connection with the conclusion of an intermediation contract, which results in harm to the client’s interests may not claim for any service fee for its intermediary services, and is liable for any damage incurred by the client. Therefore, if we fail to provide true and accurate information to institutional funding partners in time and in full, and are found to be at fault for failure or deemed failure to exercise proper care, or to conduct adequate information verification or supervision, we could be subject to liabilities as an intermediary under the PRC Civil Code. In addition, the Interim Measures and the Inspection Notice have imposed on online lending information intermediaries, including us, additional obligations to verify the truthfulness of the information provided by or in relation to loan applicants and to actively detect fraud, conduct risk evaluation of lenders, categorize lenders and disclose the risk information on borrowers to the lenders. We leverage a large database of past fraud accounts information and sophisticated rule-based detection technology in detecting fraudulent behaviors. Based on new data collected and fraudulent behaviors detected during our daily business operations, we update our database on a monthly basis. As the Interim Measures are relatively new, it is still unclear to what extent online lending information intermediaries should exercise care in detecting fraud. Although we believe that as an information intermediary, we should not bear the credit risk for institutional funding partners as long as we take reasonable measures to detect fraudulent behaviors, we cannot assure you that we would not be subject to any liabilities under the Interim Measures if we fail to detect any fraudulent behavior. If that were to occur, our results of operations and financial condition could be materially and adversely affected.

We may face regulatory risk as we indirectly charge our borrowers in the manner that our borrowers are not aware

Our consolidated VIE, Shenzhen Tangren, and external financing guarantee companies that we cooperate provide guarantee for a number of loans if our borrowers fail to repay. The financing guarantee companies that we cooperate charge borrowers a guarantee fee, a portion of which will be subsequently paid to us by the financing guarantee companies as the service fee for the intermediary service we provide. Shenzhen Tangren charge borrowers an evaluation service fee, which will be allocated to us as the service fee as well. The Announcement 3 states that all institutions engaged in loan business shall display annual loan interest rate to borrowers in an obvious way when marketing through websites, mobile applications, posters and other channels and that the annual loan interest rate shall be the ratio, on an annualized basis, of all the loan-related costs charged on the borrower to the loan principal actually occupied. According to the Interim Measures, an online lending information intermediary shall agree with lenders and borrowers on the service fee standards and payment. However, our borrowers are not aware of the fact that we actually charge service fees and the manner in which such fees are charged. Therefore, our business practices and the way we collect service fees may be considered by the regulatory authorities as a violation of regulations and we may be subject to administrative penalties. If we were imposed penalties or forced to adjust the way by which we charge fees, there will be an adverse impact on our business, financial condition, and operating results.

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

Beginning from late 2018, the local PRC governments gradually slowed down its acceptance and review of the application for the registration as an online lending information intermediary as required under the Interim Measures. We made a gradual shift with respect to funding sources from individual investors to institutional funding partners since early 2019 in response to the enhanced regulatory restrictions in the online consumer financing industry. In late December 2019, the government began to implement a regulatory policy encouraging companies that previously applied for the online lending information intermediary registration to obtain an online microcredit company permit instead. This change in policy has an implication that we will be no longer legally allowed to provide intermediary service to individual investors directly. At the end of 2019, we ceased funding our loan products from our individual investors through Xiaoying Wealth Management platform. We actively expanded institutional funding, such as banks, consumer finance companies, trust companies and other institutions, and achieved 100% institutional funding for the new loans facilitated by the end of the second quarter of 2020.

In addition, we have obtained a letter from the Local Financial Regulatory Bureau of Shenzhen Municipality on May 12, 2021, stating the approval of the business qualification of Xiaoying Microcredit for microcredit business from the relevant local authority and have started our microcredit business in July 2021. As of December 31, 2021, 3.6% of our outstanding loans is funded by our own capital. However, since the regulatory regime and practice with respect to network microcredit companies are evolving in recent years and subject to uncertainties, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Microcredit,” we cannot assure you that we would not be subject to any rectification requirements or administrative penalties due to any non-compliance, nor can we assure you that we will be able to satisfy rectification requirements, if any, and maintain such license or renew the license. For example, in November 2020, the CBIRC and PBOC released the Interim Measures for the Administration of Network Microcredit Companies Business (Draft) to solicit public comments. The draft measures make it clear that a network microcredit business shall be carried out mainly in the provincial administrative areas to which the entity is registered and shall not be cross-provincial without prior approval. The registered capital of a company operating a network microcredit business within a province shall not be less than RMB1 billion and shall be a one-time paid-in monetary capital. The registered capital of a company operating a network microcredit cross-provinces shall not be less than RMB5 billion and shall be a one-time paid-in monetary capital. The draft measures would establish a three-year transition period, and those operating cross-provincial network microcredit businesses without approval will be phased-out.

We cannot assure you that Xiaoying Microcredit will be able to maintain or renew its business qualification for microcredit business if the draft measures are implemented. Although we believe that Xiaoying Microcredit is only a supplementary funding source and we do not intend to rely on it as a major source for funding, if we need to obtain funding from Xiaoying Microcredit but are unable to maintain or renew the business qualification for microcredit business or obtain any other requisite approvals, licenses or permits, our business, financial condition and results of operations would be materially and adversely affected.

We are subject to risks associated with other parties with which we collaborate. If we cannot effectively cooperate with such other parties or if such other parties fail to perform or provide reliable or satisfactory services, our business, financial condition and results of operations may be materially and adversely affected.

We collaborate with certain third parties across various aspects of our business operation, including user acquisition partners, other institutions from which we obtain information for our credit assessment model and risk management system, guarantee providers for certain loans we facilitated and our cloud computing service provider.

These parties may not be able to provide accurate and complete data, sufficiently or timely perform guarantee obligations over the defaulted loans that we facilitated or provide satisfactory services to us, borrowers and institutional funding partners on commercially acceptable terms or at all. Any failure by these parties to continue with good business operations, comply with applicable laws and regulations, in particular, the relevant laws and regulations in collecting and distribution personal information, or any negative publicity on these parties could damage our reputation, expose us to significant penalties and decrease our total revenues and profitability. Also, if we fail to retain existing or attract new quality parties to collaborate with, our ability to retain existing borrowers and institutional funding partners, engage prospective borrowers and institutional funding partners may be severely limited, which may have a material and adverse effect on our business, financial condition and results of operations. In addition, certain of these other parties that we collaborate with have access to our user data to a limited extent in order to provide their services. If these other parties engage in activities that are negligent, illegal or otherwise harmful to the trustworthiness and security of our products or system, including the leak or negligent use of data, or users are otherwise dissatisfied with their service quality, we could suffer reputational harm and experience a decrease in users, even if these activities are not related to, attributable to or caused by us.

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

We have implemented internal payment and collection policies and practices designed to optimize the repayment process. We also engage several third party collection service providers to assist us with payment collection from time to time. However, we may not receive payments as expected on loans that we facilitate. Even though certain of our loan products are secured by borrowers’ collaterals, there might be a decline or depreciation in the value of collaterals, which could reduce the amount of proceeds we can get from the collateral in the event of a borrower’s default. Upon a borrower’s default, we will classify the defaulting borrowers into different risk levels based on the type of loan products, outstanding amount, delinquent days and historical repayment pattern. The third party collection agencies that we engaged will make phone calls, send text messages, in-person visit and claim lawsuits to the defaulting borrower to request repayment. In particular, the third party collection agencies that we engage may not possess adequate resource and manpower to collect payment on and service the loans we facilitated.

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

The success of our business largely depends on our ability to provide a high-quality user experience, which in turn depends on factors such as: (i) our ability to estimate future borrowing requests from our users, (ii) our ability to continue to offer products and services at competitive service fee rates, (iii) our ability to provide a reliable and user-friendly mobile application user interface for users and our ability to further improve and streamline our online loan application and approval process. As of December 31, 2021, substantially all of the transactions were completed through our mobile application. If users are not satisfied with our level of service when we failed to provide sufficient loans to our users, or if our system is severely interrupted or otherwise fails to meet user requests, for example, the users have to wait for days to receive their loan application results or our mobile app is constantly disrupted due to system failure and breakdown, our reputation could be adversely affected and we could fail to maintain user loyalty.

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

We had positive cash flows from operating activities of RMB600.6 million in 2019, negative cash flow from operating activities of RMB679.2 million in 2020, and positive cash flows from operating activities of RMB449.2 million (US$70.5 million) in 2021. We cannot guarantee that we will not have negative cash flows in the future. We collect the service fees on a monthly basis and interests on a monthly basis from the borrowers. Inability to collect payments from users, borrowers in particular, in a timely and sufficient manner may adversely affect our liquidity, financial condition and results of operations.

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

We believe that developing and maintaining awareness of our brand effectively is critical to attract borrowers and institutional funding partners. This depends largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our platform. If any of our current marketing channels become less effective, if we are unable to continue to use any of these channels, if the cost of using these channels were to significantly increase or if we are not successful in generating new channels, we may not be able to attract new borrowers and institutional funding partners in a cost-effective manner or convert potential borrowers and institutional funding partners into active borrowers and institutional funding partners on our platform.

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

In addition, in the event of a system outage and physical data loss, our ability to provide products and services would be materially and adversely affected. The reliability, availability and satisfactory performance of our technology and our underlying network infrastructure are critical to our operations, user service, reputation and our ability to attract new and retain existing borrowers and institutional funding partners. Our information technology systems infrastructure is currently deployed and our data is currently maintained on customized computing services in China. Our operations depend on the service provider’s ability to protect its and our systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or hackers’ attempts to harm our systems, criminal acts and other similar events. Moreover, if our arrangement with this service provider is terminated or if there is a lapse of service or damage to their facilities, we could experience interruptions in our service as well as delays and additional expense in providing products and services to our borrowers and institutional funding partners.

Any interruptions or delays in our service, whether as a result of third party error, our error, natural disasters or security breaches, whether willful or not, could harm our reputation and our relationships with borrowers and institutional funding partners. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. We also may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing loan applications and other business operations, damage our brand name and reputation, divert our employees’ attention, reduce our revenue, subject us to liability and discourage users from using our products and services, any of which could adversely affect our business, financial condition and results of operations.

Misconduct, errors and failure to function by our employees and parties we collaborate with could harm our business and reputation.

We are exposed to the risk of misconduct and errors by our employees and parties that we collaborate with. Our business depends on our employees and/or business partners to interact with users, process large numbers of transactions and support the loan collection process. We could be materially and adversely affected if the transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. It is not always possible to identify and deter misconduct or errors by our employees and other business partners, and the precautions we take to detect and prevent such activities may not be effective in controlling unknown or unmanageable risks or losses. If any of our employees and other business partners misuse or misappropriate funds, commit fraud or other misconduct or fail to follow our rules and procedures when interacting with our users we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, and therefore be subject to civil or criminal liability. In addition, we have engaged certain third party service providers for loan collection services. Aggressive practices or misconduct by any of our third party service providers in the course of collecting loans could damage our reputation.

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

We also face indirect technology, cybersecurity and operational risk relating to the third parties upon whom we rely to facilitate or enable our business activities, including, among others, third party online payment service providers who manage accounts for funds. Any cyber-attack, computer viruses, physical or electronic break-ins or similar disruptions of such third party payment service providers could, among other things, adversely affect our ability to serve our users.

Security breaches or unauthorized access to confidential information could expose us to liability related to the loss of information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

In addition, PRC government authorities have enacted a series of laws and regulations in regard of the protection of personal information, under which internet service providers and other network operators are required to comply with the principles of legality, justification and necessity, to clearly indicate the purposes, methods and scope of any information collection and usage, and to obtain the consent of users, as well as to establish a user information protection system with appropriate remedial measures. We have obtained consent from our users to use their personal information within the scope of authorization and we have taken technical measures to ensure the security of such personal information and to prevent any loss or divergence of personal information from. However, there is uncertainty as to the interpretation and application of such laws. On 20 August 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect on 1 November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where it is necessary for personal information to be provided by a personal information processor to a recipient outside the territory of the PRC due to any business need or any other need, a security assessment organized by the national cyberspace authority shall be passed. If such laws or regulations are to be interpreted and applied in a manner inconsistent with our current policies and practices, changes to the features of our system may be required and additional costs incurred. We cannot assure you that our existing user information protection system and technical measures will be considered sufficient under applicable laws and regulations. If we are unable to address any information protection concerns, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and our reputation, business and operations might be adversely affected. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Internet Information Security” for details.

On June 1, 2017, the PRC Cybersecurity Law became effective. The law requires network products and services providers as we are, among other things, to strictly preserve the secrecy of user information they collect and to store within mainland China data that is gathered or produced by such network products and services provider in the country. If we are deemed to have violated the law, potential penalties include, depending on the nature of violation, regulatory warning, correction order, forced shut down of our websites, suspension of operation revocation of business licenses, confiscation of illegal gains, and fines imposed on the company ranging from approximately RMB10,000 to RMB1 million or management personnel ranging from approximately RMB5,000 to RMB1 million. On 10 June 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law of the PRC, or Data Security Law, which took effect on 1 September 2021. The Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system. The Data Security Law also provides that the state shall establish a data security review system, where data handling activities that affect or may affect the national security will undergo national security review, and shall implement export controls on certain data.

Due to the relatively new nature of the PRC Cybersecurity Law and Data Security Law as well as the lack of clarification in the statutory law itself as to the circumstances and standard under which the law should apply and violations be found, there are great uncertainties as to the interpretation and application of the law. The law’s vagueness in its own statutory language also indicates that the CAC, the designated government enforcement agency, will have broad latitude to direct how the law is interpreted and enforced, thus creating greater uncertainties with regard to the interpretation and application of the law since the government enforcement agency has yet to provide further guidance on the enforcement mechanism of the law. If we are found to have violated the PRC Cybersecurity Law and Data Security Law in a government enforcement action, we may face severe penalties that may result in monetary losses, losses of access to assets essential for daily operation of our business or for the continuance of service provision, and temporary or total disruption of our business for an extended period of time. In addition, the finding of a violation of the PRC Cybersecurity Law and Data Security Law, even if later repealed, may cause damages to our reputation and our brand name, causing users to lose confidence in our service and to refrain from choosing or continuing to use our products and services. All of these consequences may have a material adverse impact on our business, financial condition and results of operations.

Furthermore, the stringent reporting obligation imposed by the PRC Cybersecurity Law and Data Security Law itself, without a finding of violation, may have a material adverse impact on our business and results of operations. As we are obligated by the laws to inform our users of any security flaw or vulnerability as they are discovered, users may become wary of the existence or frequency of such reports and lose confidence in the security of our system, thus discouraged from choosing or continuing to use our products and services, even though the security flaws or vulnerabilities are readily fixed and overcome.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the year ended December 31, 2016 and 2017 and as of December 31, 2016 and 2017, we and our predecessor independent registered public accounting firm identified two “material weaknesses” in our internal control over financial reporting and other control deficiencies. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (1) our lack of sufficient skilled staff with U.S. GAAP knowledge and SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; and (2) our internal audit function is still in the process of establishing formal risk assessment process and internal control framework. In connection with the audits of our consolidated financial statements for the year ended December 31, 2019, we and our successor independent registered public accounting firm identified two additional material weaknesses in our internal control over financing reporting. The two additional material weaknesses identified by us and our auditor related to: (1) the Company did not maintain effective controls over the accounting treatments of new business arrangements, including new Consolidated Trusts related arrangements; and (2) there was not adequate management oversight of accounting activities in relating to certain tax practices to conform to the U.S. GAAP. In connection with the audits of our consolidated financial statements for the year ended December 31, 2020, we and our successor independent registered public accounting firm determined that three material weaknesses remain as of December 31, 2020, which related to (1) our lack of sufficient skilled staff with U.S. GAAP knowledge and SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; (2) our internal audit function is still in the process of establishing formal risk assessment process and internal control framework; and (3) there was not adequate management oversight of accounting activities in relating to certain tax practices to conform to the U.S. GAAP. In connection with the audits of our consolidated financial statements for the year ended December 31, 2021, we and our successor independent registered public accounting firm determined that these three material weaknesses remain as of December 31, 2021.

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

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the New York Stock Exchange, or NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ending December 31, 2021, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. As of the date of this annual report, progress has been made to remediate our internal control deficiencies and remediation measures are to be further implemented and executed. The material weaknesses will not be considered remediated until the applicable remedial processes and procedures have been in place for a sufficient period of time and management has concluded, through testing, that these controls are effective. Our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2021, due to the material weaknesses in internal control over financial reporting identified above. See “Item 15. Controls and Procedures.”

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

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual properties as critical to our success, and we rely on trademark and trade secret law, confidentiality agreement, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. See “Item 4. Information on the Company—4.B. Business Overview—Intellectual Property” and ”Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Related to Intellectual Property.” However, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or that such intellectual property will be sufficient to provide us with competitive advantages. Because of the rapid pace of technological development, we cannot assure you that all of our proprietary technologies and similar intellectual property will be patented in a timely or cost-effective manner, or at all. Furthermore, parts of our business rely on technologies developed or licensed by other parties, or co-developed with other parties, and we may not be able to obtain or continue to obtain licenses and technologies from these other parties on reasonable terms, or at all.

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

We may be, and in some instances have been, subject to claims, lawsuits (including class actions and individual lawsuits), regulatory and government investigations, and other proceedings relating to intellectual property, consumer protection, privacy, labor and employment, import and export practices, competition, securities, tax, marketing and communications practices, contracts, commercial disputes and various other matters. We may also be subject to claims or lawsuits for infringement or violation of third party intellectual property rights. The number and significance of our legal disputes and inquiries have increased as we have grown larger, as our business has expanded in scope and geographic reach, and as our services have increased in complexity.

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

On March 4, 2022, the plaintiffs and Mr. Tang entered into a settlement agreement to amicably settled dispute. The impact on our reputation and operation due to the lawsuit against Mr. Tang was immaterial.

Any failure by us or institutional funding partners payment service providers to comply with applicable anti-money laundering and anti-terrorist financing laws and regulations could damage our reputation, expose us to significant penalties, and decrease our revenues and profitability.

We have adopted and implemented various policies and procedures including internal controls and “know-your-customer” procedures, for preventing money laundering and terrorist financing. In addition, we rely on our institutional funding partners and payment service providers to have their own appropriate anti-money laundering policies and procedures. Our institutional funding partners may be subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the PBOC. We have adopted commercially reasonable procedures for monitoring our institutional funding partners and payment processors.

As of December 31, 2021, we have not been subject to fines or other penalties, or suffered business or other reputational harm, as a result of actual or alleged money laundering or terrorist financing activities in the past. However, our policies and procedures may not be completely effective in preventing other parties from using us, any of our institutional funding partners, or payment service providers as a conduit for money laundering (including illegal cash operations) or terrorist financing without our knowledge. If we were to be associated with money laundering (including illegal cash operations) or terrorist financing activities, our reputation could suffer and we could become subject to regulatory fines, sanctions, or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, all of which could have a material adverse effect on our financial condition and results of operations. Even if we, our institutional funding partners and payment service providers comply with the applicable anti-money laundering laws and regulations, we, our institutional funding partners and payment service providers may not be able to fully eliminate money laundering and other illegal or improper activities in light of the complexity and the secrecy of these activities. Any negative perception of the industry, such as that which might arise from any failure of other online consumer finance platforms to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could tarnish our image, undermine the trust and credibility we have established, and negatively impact our financial condition and results of operations.

The Guidelines purport to require, among other things, Internet finance service providers to comply with certain anti-money laundering requirements, including the establishment of a user identification program, the monitoring and reporting of suspicious transactions, the preservation of user information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementing rules to further specify the anti-money laundering obligations of Internet finance service providers. The Interim Measures require online lending intermediaries to comply with certain anti-money laundering obligations, including verifying user identity, reporting suspicious transactions and keeping identity data and transaction records. The Custodian Guidelines require the anti-money laundering obligation to be included in the fund custodian agreements between an online lending intermediary and custody banks, and the online lending intermediary shall cooperate with funds custody banks to fulfill anti-money laundering obligations. On October 10, 2018, the PBOC, the China Banking and Insurance Regulatory Commission and CSRC together promulgated the Measures for the Anti-money Laundering and Anti-terrorist Finance of Internet Finance, which further specified that, any Internet finance institutions (including online lending intermediary) incorporated upon approval or upon record-filing by applicable regulatory authority, shall report any forms of cash receipts and payments whose transaction value reaches or exceeds RMB50,000 or foreign currency equivalent of US$10,000 on a per-transaction or cumulative basis on a given day, within five working days from the date when such transaction takes place. We cannot assure you that the anti-money laundering policies and procedures we have adopted will be deemed to be in compliance with applicable anti-money laundering implementation rules if and when adopted.

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

Strategic investments, acquisitions or international expansion will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits including the failure to successfully further develop the acquired technology;
●	difficulties in retaining, training, motivating and integrating key personnel;
●	diversion of management’s time and resources from our normal daily operations and potential disruptions to our ongoing businesses;
●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;
●	difficulties in retaining relationships with our platform users, employees and other partners of the acquired business;
●	risks of entering markets in which we have limited or no prior experience;
●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over the acquired business;
●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;
●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and
●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

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

Our business operations depend on the continued services of our senior management and key technology development personnel. In particular, Mr. Yue (Justin) Tang, our founder, Chairman and Chief Executive Officer, Mr. Shaoyong (Simon) Cheng, our Vice Chairman, Mr. Kan (Kent) Li, our president and Chief Risk Officer , Mr. Ding (Gardon) Gao, our co-founder and Chief Technology Officer and Mr. Frank Fuya Zheng, our Chief Financial Officer are critical to the management of our business and operations and the development of our strategic direction. While we have provided different incentives to our management and key technology development personnel, we cannot assure you that we can continue to retain their services. If one or more of our key executives or key technology development personnel were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team and technology development team will not join our competitors or form a competing business. If any dispute arises between our current or former officers or key technology development personnel and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

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

We granted incentives and rewards to employees and executives under our share incentive plan. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of stock options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As of December 31, 2021, holders of our outstanding options and other equity incentives were entitled to purchase a total of 71,164,148 ordinary shares. As a result, we incurred share-based compensation expense of RMB88,434,772 (US$13,877,346) in during the year ended December 31, 2021. If we grant more options or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

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

Our loan products Xiaoying Credit Loan and loan facilitation services to other platforms are offered through mobile applications. We may need to devote significant resources to support and maintain of such applications. The mobile applications are dependent on the interoperability of popular mobile operating systems that we do not control, such as Android and iOS. Any changes in such systems that degrade the accessibility of our mobile applications or give preferential treatment to competing products and services could adversely affect the usability of our mobile applications. In addition, we rely upon third party mobile application stores for users to download our mobile applications. As such, the distribution, operation and maintenance of our mobile applications are subject to application stores’ standard terms and policies for application developers.

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

Risks Relating to Our Corporate Structure

We do not have direct ownership of some of our operating entities in China, but exercise control over the operating activities that most impact the economic performance, bear the risks of, enjoys the rewards normally associated with ownership of the entity, and consolidate the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP through contractual arrangements with the VIE and its shareholders, which may not be effective in providing control over our operating entities.

We do not have direct ownership of some of our operating entities in China, but through contractual arrangements (the “VIE Agreements”), we exercise control over the operating activities that most impact the economic performance, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. As a result, through such contractual arrangements with the VIE and its shareholders, we are the primary beneficiary of the VIE, and, therefore, consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP. 38.3% of our current revenue is derived from our VIEs in China. To comply with PRC laws and regulations, we do not have an equity ownership interest in our VIEs but rely on the VIE Agreements with VIEs to control and operate their businesses. However, as discussed below, these VIE Agreements may not be effective from PRC laws in providing us with the necessary control over VIEs and their operations. Any deficiency in these VIE Agreements may result in our loss of control over the management and operations of VIEs, which will result in a significant loss in the value of an investment in our company. Because of the practical restrictions on direct foreign equity ownership imposed by the PRC government authorities, we must rely on contractual rights through our VIE structure to effect control over and management of VIEs, which exposes us to the risk of potential breach of contract by the shareholders of VIEs. For further description about our VIE Agreements, please see “4.C. Organizational Structure - Contractual Arrangements with Consolidated VIEs and Their Shareholders.”

Because we are an offshore holding company and our business was conducted through the VIE Agreements with our VIEs in China, if the PRC government deems that the contractual arrangements in relation to our consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We are an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations, our operations were conducted in China by our subsidiaries and through the VIE Agreements with our VIEs in China, the equity of which is owned by Xiaoying (Beijing) Information Technology Co., Ltd., or Beijing WFOE, through the VIE Agreements, as a result of which, under United States generally accepted accounting principles, the assets and liabilities of the VIEs are treated as our assets and liabilities and the results of operations of VIEs are treated in all respects as if they were the results of our operations. The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than 50% equity interest in any PRC company engaging in value-added telecommunications businesses (except for e-commerce, domestic multi-party communication, store-and-forward and call center services). The primary foreign investor must also have operating experience and a good track record in providing value-added telecommunications services, or VATS, overseas. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which will take effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses is deleted.

Because we are an exempted company incorporated with limited liability in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiary, Xiaoying (Beijing) Information Technology Co., Ltd., or Beijing WFOE, is a foreign-invested enterprise, or an FIE. To comply with the current PRC laws and regulations, we conduct our business in China through our certain consolidated VIEs and their affiliates. Beijing WFOE has entered into a series of contractual arrangements with our consolidated VIEs and their shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Consolidated VIEs and their Shareholders.”

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

If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of our consolidated VIEs and may have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking our business and operating licenses;

●	levying fines on us;
●	confiscating any of our income that they deem to be obtained through illegal operations;
●	shutting down our services;
●	discontinuing or restricting our operations in China;
●	imposing conditions or requirements with which we may not be able to comply;
●	requiring us to change our corporate structure and contractual arrangements;
●	restricting or prohibiting our use of the proceeds from overseas offerings to finance our PRC consolidated VIEs’ business and operations;
●	requiring us to delist from the NYSE; and
●	taking other regulatory or enforcement actions that could be harmful to our business.

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

We do not hold equity interests in the VIEs. We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and may have potential conflicts of interests with us. If the PRC government determines that the VIE Agreements do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our ADSs may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual control over the assets of our VIEs that conduct all or substantially all of our operations.

We do not hold equity interests in the VIEs. We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate our business. For a description of these contractual arrangements, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Consolidated VIEs and Their Shareholders.” A significant portion of our revenue is attributed to our consolidated VIEs. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs. If our consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of the record holders of equity interest in our consolidated VIEs, including such equity interest, may be put under court custody. The validity of the VIE Agreements has not been tested in the PRC jurisdiction. These VIE Agreements may not be enforceable in China if PRC government authorities or courts take a view that such VIE Agreements contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these VIE Agreements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be materially and adversely affected. As a consequence, our ADSs may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual control over the assets of our VIEs that conduct all or substantially all of our operations.

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

Mr. Yue (Justin) Tang, our Chief Executive Officer, beneficially owns all of the Class B ordinary shares issued and outstanding, representing 31.58% of our total issued and outstanding share capital and 89.69% of our aggregate voting power as of March 31, 2022. As a result, he will have the ability to control or exert significant influence over important corporate matters and investors may be prevented from influencing important corporate matters involving our company that require approval of shareholders, including:

●	the composition of our board of directors and, through the voting of the board of directors, any determinations with respect to our operations, business direction and policies, including the appointment and removal of officers;
●	any determinations with respect to mergers or other business combinations;
●	our disposition of all or substantially all of our assets; and
●	any change in control.

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

The most updated negative list, issued on 27 December 2021 and became effective on 1 January 2022, stipulates that any PRC domestic enterprise engaging in the fields prohibited by the negative list shall obtain the consent of the relevant competent PRC authorities for overseas listing, and the foreign investors shall not participate in the operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise shall be subject to the relevant administrative provisions of PRC domestic securities investment by foreign investors. Such negative list does not further elaborate whether existing overseas listed enterprise will be subject to such requirements. The staff of the NDRC addressed in an interview on 27 December 2021 that certain existing overseas listed enterprises whose foreign investors’ shareholding percentage exceed the aforementioned threshold are not required to make adjustment or deduction. If any of the businesses that we operate were in the “restricted” category on the “negative list,” and the enacted version of the PRC Foreign Investment Law and the final “negative list” mandate further actions to be taken by us, such as a pre-approval process, there is no assurance that we can obtain such pre-approval on a timely basis, or at all. Such determination would materially and adversely affect the value of our ADSs, and such further actions required to be taken by us under the newly enacted PRC Foreign Investment Law may materially and adversely affect our business and financial condition. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all.

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

In December 2021 and January 2022, our two subsidiaries and two VIEs received Tax Treatment Decisions issued by the First Inspection Bureau of the Shenzhen Municipal Taxation Bureau (“the First Inspection Bureau”) for our tax payments status from January 1, 2016, to June 30, 2019. We were subject to certain adjustments on taxations and were required to pay back certain value-added taxes, city maintenance and construction taxes, the enterprise income taxes, as well as the respective late payment fees, due to our failure to file the correct taxable income as required by relevant laws and regulations during the period from January 1, 2016, to June 30, 2019. We have paid such taxes and late payment fees as requested in full in December 2021 and January 2022. As of the date of this annual report, we have not been involved in any other investigations, inquiries, notices, warnings, or sanctions from any other PRC government authorities regarding our tax payments.

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

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

Our operating subsidiaries are incorporated under and governed by the laws of the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference, but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As a significant part of our business is conducted in China, our operations are principally governed by PRC laws and regulations. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based company, such as our company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Furthermore, if China adopts more stringent standards with respect to corporate social responsibilities or financial regulations, we may incur increased compliance costs or become subject to additional restrictions in our operations. Intellectual property rights and confidentiality protections in China may also not be as effective as in the United States or other countries. In addition, we cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you. Moreover, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. On July 6, 2021, State Council issued the Opinions on Lawfully and Severely Combating Illegal Securities Activities to further strengthen cross-border supervision and consolidate the primary responsibility for information security of overseas listed companies. On 24 December 2021, the China Securities Regulatory Commission, or the CSRC, issued the Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Public Comments) and the Measures for the Administration of Overseas Issuance of Securities and Filing of Listing by Domestic Enterprises (Draft for Comments), or, collectively, the Draft Overseas Listing Regulations, pursuant to which domestic enterprises should submit filing documents to CSRC within three business days after the submission of the application for overseas initial public offering, and after completing the filing procedures for an overseas initial public offering and listing, for the purposes of implementing and strengthening the CSRC’s supervision, issuer will need to comply with continuous filing and reporting requirements after such offering and listing, among others, including the following: (i) a reporting obligation in respect of a material event which arose prior to such offering and listing, (ii) filing for follow-on offerings after the initial offering and listing, (iii) filing for share exchanges where by the issuer issues securities to acquire assets, and (iv) a reporting obligation for material events after the initial offering and listing. In a Q&A released on its official website, the respondent CSRC official indicated that the CSRC will start applying the filing requirements to new offerings and listings. New initial public offerings and refinancing by existing overseas listed Chinese companies will be required to go through the filing process. As for the other filings for the existing companies, the regulator will grant adequate transition period to complete their filing procedures. On April 2, 2022, the CSRC published the Provisions on Strengthening the Management of Confidentiality and Archives Related to the draft Overseas Issuance of Securities and Overseas Listing by Domestic Companies (Draft for Public Comments), or the Draft Archives Rules, for public comments. In the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services hereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests. Where a domestic company provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing entity, any document or material involving any state secret or any work secret of organs and organizations, it shall report to the competent authority for approval in accordance with the law, and submit to the secrecy administration department for filing. domestic companies shall not provide accounting records to an overseas accounting firm that has not performed the corresponding procedures. Securities companies and securities service organizations shall comply with the confidentiality and archive management requirements, and keep the documents and materials properly. Securities companies and securities service institutions that provide domestic enterprises with relevant securities services for overseas issuance and listing of securities shall keep such archives they compile within the territory of the PRC and shall not transfer such archives to overseas institutions or individuals, by any means such as carriage, shipment or information technology, without the approval of the relevant competent authorities. If the archives or duplicates of such archives are of important value to the state and society and needed to be taken abroad, approval shall be obtained in accordance with relevant provisions. However, the Draft Overseas Listing Regulations and the Draft Archive Rules were released for public comment only, there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules. The Draft Overseas Listing Regulations and the Draft Archive Rules, if enacted, may subject us to additional compliance requirements in the future. we cannot assure you that we will be able to receive clearance of such filing requirements in a timely manner, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continually offer our Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Shares to significantly decline in value or become worthless. Substantially all of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries and VIEs are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. Any such intervention in or influence on our business operations or action to exert more oversight and control over securities offerings and other capital markets activities, once taken by the PRC government, could adversely affect our business, financial condition and results of operations and the value of our Class A ordinary shares or the ADSs, or significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

Uncertainties exist with respect to the enactment timetable, interpretation and implementation of the laws and regulations with respect to our online platform business operation.

Our online platform business is subject to various internet-related laws and regulations. These internet-related laws and regulations are relatively new and evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties.

For example, On February 7, 2021, the State Administration for Market Regulation, or the SAMR, promulgated Guidelines to Anti-Monopoly in the Field of Platform Economy, or the Anti-Monopoly Guidelines for Platform Economy. The Anti-Monopoly Guidelines for Platform Economy provides operational standards and guidelines for identifying certain internet platforms’ abuse of market dominant position which are prohibited to restrict unfair competition and safeguard users’ interests, including without limitation, prohibiting personalized pricing using big data and analytics, selling products below cost without reasonable causes, actions or arrangements seen as exclusivity arrangements, using technology means to block competitors’ interface, using bundle services to sell services or products. In addition, internet platforms’ compulsory collection of user data may be viewed as abuse of dominant market position that may have the effect to eliminate or restrict competition. On August 20 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law which took effect on 1 November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where it is necessary for personal information to be provided by a personal information processor to a recipient outside the territory of the PRC due to any business need or any other need, a security assessment organized by the national cyberspace authority shall be passed. In addition, on June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law, among others, provides for security review procedures for data activities that may affect national security. Furthermore, Measures for Cybersecurity Review, which became effective on June 1, 2020, as amended on December 28, 2021, and became effective on February 15, 2022, set forth the cybersecurity review mechanism for critical information infrastructure operators, and provide that (i) critical information infrastructure operators who intend to purchase internet products and services that affect or may affect national security shall be subject to a cybersecurity review; (ii) online platform operators who are engaged in data processing are also subject to the regulatory scope; (iii) the CSRC is included as one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review working mechanism; (iv) the online platform operators holding more than one million users/users’ individual information and seeking a listing outside China shall file for cybersecurity review; (v) the risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or illegally transmitted to overseas parties and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously shall be collectively taken into consideration during the cybersecurity review process. Although we do not believe we are a critical information infrastructure provider, and as the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis and we have not received any inquiry, notice, warning, or sanctions from any other PRC government authorities in this regard, the PRC authorities could interpret such term broadly. If we are deemed to be a critical information infrastructure operator under such rules, we could be subject to cybersecurity review by Cyberspace Administration of China and other relevant PRC regulatory authorities and be required to change our existing practices in data privacy and cybersecurity matters at substantial costs. During such cybersecurity review, we may be required to stop providing services to our customers, and such review could also result in negative publicity to us and diversion of our managerial and financial resources.

On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the E-commerce Law, which came into effect on January 1, 2019. The E-commerce Law imposes a series of requirements on e-commerce operators including e-commerce platform operators, merchants operating on the platform and the individuals and entities carrying out business online. The platform governance measures we adopt in response to the enhanced regulatory requirements may fail to meet these requirements and may lead to penalties or our loss of merchants to those platforms, or to complaints or claims made against us by customers on our platforms.

As there are uncertainties regarding the enactment timetable, interpretation and implementation of the existing and future internet-related laws and regulations, we cannot assure you that our business operations will comply with such regulations in all respects and we may be ordered to terminate certain of our business operations that are deemed illegal by the regulatory authorities and become subject to fines and/or other sanctions.

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

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The PCAOB is currently unable to conduct inspections on accounting firms in the PRC without the approval of the Chinese government authorities. The auditor and its audit work in the PRC may not be inspected fully by the PCAOB. Inspections of other auditors conducted by the PCAOB outside China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in China prevents the PCAOB from regularly evaluating the PRC auditor’s audits and its quality control procedures. As a result, we could be delisted from the NYSE and our ADSs will not be permitted for trading “over-the-counter” either. Such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if signed into law, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. In addition, the documentation we may be required to submit to the SEC proving certain beneficial ownership requirements and establishing that we are not owned or controlled by a foreign government in the event that we use a foreign public accounting firm not subject to inspection by the PCAOB or where the PCAOB is unable to inspect or investigate our accounting practices or financial statements because of a position taken by an authority in the foreign jurisdiction could be onerous and time consuming to prepare. The HFCAA mandates the SEC to identify issuers of SEC-registered securities whose audited financial reports are prepared by an accounting firm that the PCAOB is unable to inspect due to restrictions imposed by an authority in the foreign jurisdiction where the audits are performed. If such identified issuer’s auditor cannot be inspected by the PCAOB for three consecutive years, the trading of such issuer’s securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong. Our independent registered public accounting firm is located in and organized under the laws of the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, and therefore our auditors are not currently inspected by the PCAOB.

Any of these actions, or uncertainties in the market about the possibility of such actions, could adversely affect our access to the U.S. capital markets and the price of our shares.

Future developments in respect of increase U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures. Other developments in U.S. laws and regulatory environment, including but not limited to executive orders such as Executive Order (E.O.) 13959, “Addressing the Threat from Securities Investments That Finance Communist Chinese Military Companies,” may further restrict our access to the U.S. capital markets and the price of our shares.

If our auditor is unable to meet the PCAOB inspection requirement in time, we could be delisted from the NYSE and our ADSs will not be permitted for trading “over-the-counter” either. Such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. Any actions by Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operation, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Substantially all of our operations are located in China. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, data information, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

As such, our business segments may be subject to various government and regulatory interference in the provinces in which they operate. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges or enter into the VIE Agreements in the future, and even when such permission is obtained, whether we will be denied or rescinded. Although we are currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange and/or enter into VIE Agreements, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry.

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

In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;
●	announcements of studies and reports relating to the quality of our credit offerings or those of our competitors;
●	changes in the economic performance or market valuations of other consumer finance service providers;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;
●	conditions in the market for consumer finance services;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
●	additions to or departures of our senior management;
●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;
●	allegations of a lack of effective internal control over financial reporting resulting in financial; inadequate corporate governance policies, or allegations of fraud, among other things, involving China-based issuers;
●	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and
●	sales or perceived potential sales of additional ordinary shares or ADSs.

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

Sales of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline significantly. The total number of ordinary shares outstanding as of March 31, 2022 was 329,117,943 ordinary shares, comprised of 231,517,943 Class A ordinary shares and 97,600,000 Class B ordinary shares. All ADSs representing our ordinary shares will be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of the ADSs could decline significantly.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

In December 2016, Xi’an Bailu Enterprise Management Co., Ltd., or Xi’an Bailu, incorporated Shenzhen Tangren Financing Guarantee Co., Ltd., or Shenzhen Tangren, a company holding a financing guarantee license. Xi’an Bailu, which holds 100% equity interest in Shenzhen Tangren, is ultimately controlled by Mr. Yue (Justin) Tang and two other individuals who are his business partners, while the capital contribution of Shenzhen Tangren paid by Xi’an Bailu was borrowed from Shenzhen Xiaoying.

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

In September 2018, we completed an initial public offering of 11,763,478 ADSs (including the ADSs sold upon the exercise of the over-allotment option granted to the underwriters), representing 23,526,956 Class A ordinary shares. On September 19, 2018, our ADSs were listed on the NYSE under the symbol “XYF.”

On May 31, 2021, Shenzhen Xiaoying Microcredit Co., Ltd. , or Xiaoying Microcredit, was incorporated in the PRC with online microcredit business operating license by Shenzhen Xiaoying. Shenzhen Xiaoying had completed the capital contributions of RMB1 billion to Xiaoying Microcredit by the end of November, 2021.

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

Share Repurchase Program

In March 2022, our board of directors has approved a share repurchase plan under which the Company may repurchase up to US$15 million worth of its Class A ordinary shares in the form of American depositary shares (“ADSs”) over the next eighteen months, effective until September, 2023. Under the share repurchase plan, the repurchase may be made from time to time through various means, including open market transactions, privately negotiated transactions, and through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The manner, timing and amount of any share repurchases will be determined by the our management in its discretion based on its evaluation of various factors. We expect to fund repurchases out of its existing cash balance.

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

We offer differentiated products specifically catered to the financing needs of individuals in China. Our main category of loan products is Xiaoying Credit Loan, a category of online personal credit loan products facilitated through our platform, including Xiaoying Card Loan, Xiaoying Preferred Loan and other unsecured loan products that we introduce from time to time. Xiaoying Card Loan is our flagship product under Xiaoying Credit Loan, which offers borrowers a combination of small credit line and attractive APR in China. We ceased facilitation of Xiaoying Preferred Loan in October 2019. We ceased facilitation of Xiaoying Revolving Loan at the end of 2020 to optimize our product portfolio with a focus on Xiaoying Card Loan, which targets prime borrowers and has proven to meet customers’ needs and fits better into our strategy to drive long-term profitable growth. Xiaoying Revolving Loan was a category of products that provide borrowers with a credit limit, enabling borrowers to repay the borrowed amount at any time with an interest-free period or repay by installments. The major product under the category Xiaoying Revolving Loan was Yaoqianhua, initially named as Xiaoying Wallet when it was launched in August 2018.

Our proven risk management and credit assessment capabilities, and the accompanying insurance/guarantee protection from third parties, enable us to attract a diversified and low-cost funding base to support our growth. Before 2020, we had both individual investors and corporate investors on our Xiaoying Wealth Management platform, a platform that was designed for investors who invested in our loan products by providing funding for such loans. At the end of 2019, we ceased funding our loan products from our individual investors through Xiaoying Wealth Management platform. We have established a long-term collaboration relationship with institutional funding partners, including banks, consumer finance companies, trust companies and other financial institutions. Institutional funding partners have become our major funding source for our loan products, as we gradually reduced the funds from individual investors in 2019. We actively expanded institutional funding and achieved 100% institutional funding for the new loans facilitated by the end of the second quarter of 2020. As of December 17, 2020, the Company had repaid all the outstanding investment principal and interest to individual investors who previously made investments as a P2P investor through Xiaoying Wealth Management platform. In May 2021, we obtained a network microcredit license from the Local Financial Regulatory Bureau of Shenzhen Municipality and started online microcredit business in July 2021 by providing loans funded from own capital. As of December 31, 2021, our registered capital for microcredit reached RMB1,000,000,000. In 2019, 68.1% of the total funding for loans we facilitated were provided by individual investors, 26.6% were provided by corporate investors and institutional funding partners, and 5.3% were provided by our own funds. In 2020, 4.7% of the total funding for loans we facilitated were provided by individual investors, 95.3% were provided by institutional funding partners. In 2021, 98.0% of the total funding for loans we facilitated were provided by institutional funding partners and 2.0% were provided by our own funds. In 2019, 2020, and 2021, the overall funding cost for the loans we facilitated was 7.72%, 8.31%, and 8.62% respectively.

Our business model is light in labor commitment, and we believe we manage our transaction and operating costs in an effective way. Benefiting from our superior loan product offerings, strong credit performance and accompanying insurance/guarantee protection, we continue to expand our user base primarily through referral without incurring significant sales and marketing expenses, resulting in relatively low user acquisition costs. Furthermore, our highly automated risk management system and technology infrastructure enable us to automatically facilitate a large number of transactions simultaneously. In 2019, 2020, and 2021, our net revenue per employee was RMB4,456,000, RMB4,798,599, and RMB8,552,983 respectively, and our general and administrative expenses as a percentage of our total net revenues was 7.4%, 8.3%, and 5.2% respectively.

We utilize data-driven and technology-empowered credit analysis. Our proprietary risk control system, WinSAFE, builds risk profiles of our prospective borrowers upon data from reputable credit information providers employed by traditional financial institutions, augmented by a variety of social and behavioral data from internet and mobile platforms not typically utilized by traditional financial institutions. Leveraging data analysis and machine learning in assessing a borrower’s value, repayment capability and propensity, we are able to offer differentiated credit limits to borrowers based on individual credit assessment result. Our rigorous data-driven credit assessment methodology has helped us to achieve a strategic balance between borrower expansion and asset quality control. In 2019, 2020, and 2021, the total loans we facilitated amounted to RMB39,441 million, RMB29,676 million, and RMB51,859 million, respectively, while the delinquency rate for all outstanding loans that were 31-60 days past due increased from 0.79% as of December 31, 2020 to 1.48% as of December 31, 2021.

We benefit from our strategic partnership with various licensed financial institutional cooperators. The protection offered by their credit insurance or financing guarantee on the loans that we facilitate significantly enhances our intuitional funding partners’ trust in our business. Our risk management system is also strengthened by those financial institutional cooperators’ insurance or guarantee decision opinion. Our financial institutional cooperators’ credit assessment models are based on information from various databases, including information from PBOC CRC which is only available to licensed financial institutions. Our financial institutional cooperators’ insurance or guarantee decision opinion serves as one of the inputs of our comprehensive credit risk management system, along with other behavior and credit information.

We also partner with Baihang Credit, the second largest licensed individual credit bureau in China, which integrates, saves and processes the data collected from its partner companies and provides information searching and other additional services to its partner companies in return. The cooperation strengthens our credit assessment system and allows us to quickly and accurately assess the creditworthiness of borrowers, target a broader user base for financial services, and reduce the cost of risk management. According to a new regulation, loan facilitation platforms are restricted from submitting credit assessment-related personal data directly to financial institutions, and such data transfer must be conducted through a licensed credit agency. In response, we have been working closely with Baihang Credit to execute a plan to comply with the new regulation.

We generate revenues primarily from (i) the fees that we charge for our service of matching institutional funding partners with borrowers (i.e., our loan facilitation service) and for other services we provide over the lifetime of the loan (i.e., our post-origination service and guarantee service); (ii) interests from borrowers from our microcredit business and the financing fees we charges for the loans facilitated through the Consolidated Trusts and Partnerships (i.e., our financing income). Our consolidated VIE, Shenzhen Tangren, and external financing guarantee companies charge borrowers a guarantee fee, a portion of which will be subsequently paid to us as the service fee. We also charge service fees directly to certain institutional funding partners. In 2019, our service fee rate (annualized based on original amount of loan principal) of our major loan products ranged from 0.0% to 24.1% and the service fees we charged for loan facilitation services, post-origination services and guarantee services accounted for 72.0%, 10.7% and 1.8%, respectively, of our total net revenues. In 2020, our service fee rate (annualized based on original amount of loan principal) of our major loan products ranged from 0.0% to 21.4% and the service fees we charged for loan facilitation services, post-origination services and guarantee services accounted for 59.6%, 9.3% and 0.7%, respectively, of our total net revenues. In 2021, our service fee rate (annualized based on original amount of loan principal) of our major loan products ranged from 0.1% to 11.8% and the service fees we charged for loan facilitation services, post-origination services and guarantee services accounted for 70.2%, 8.7%, and 0.4%, respectively, of our total net revenues. In 2019, 2020 and 2021, our financing income accounted for 13.2%, 27.9%, and 18.5%, respectively, of our total net revenues.

The total borrowing cost is expressed as APR, the actual annualized cost of borrowing over the term of a loan. The following table sets forth the APR range of our major loan products for the periods indicated.

	Year Ended December 31,
Loan Product	2019	2020	2021
Xiaoying Credit Loan (1)	9.67%~36.00%	8.00%~36.00%	8.00%~24.38%
Xiaoying Revolving Loan (2)	17%~36%	14.37%~25.27%	—
Xiaoying Housing Loan	12.50%~12.50%	—%	—
Loan facilitation services to other platforms (3)	1.35%~36.00%	4.39%	—

Note:

(1)	Xiaoying Credit Loan is a category of online personal credit loan products facilitated through our platform, including Xiaoying Card Loan, Xiaoying Preferred Loan and other unsecured loan products that we introduce from time to time. We ceased facilitation of Xiaoying Preferred Loan in October 2019.
(2)	Xiaoying Revolving Loan is category of products that provide borrowers with a credit limit, enabling borrowers to repay the borrowed amount at any time with an interest-free period or repay by installments. The major product under the category Xiaoying Revolving Loan is Yaoqianhua, initially named as Xiaoying Wallet when it was launched in August 2018. We have ceased the operation of Xiaoying Revolving Loan in 2020.
(3)	Different from APR used to express the total borrowing cost for our loan products, the figures set forth in the table represent the service fee range we collect from borrowers referred from other platforms for loans successfully allocated to investors or other funding sources. We have ceased to facilitate loans for other platforms in 2020.

Our total net revenue was RMB3,088.1 million in 2019, RMB2,193.0 million in 2020, and RMB3,626.5 million (US$569.1 million) in 2021. We had a net income of RMB825.4 million (US$129.5 million) in 2021, compared to a net loss of RMB1,308.5 million in 2020.

Our Borrowers and Loan Products

Overview

We strategically target the prime borrowers underserved by traditional financial institutions. We believe we set a high standard of credit quality by defining our borrowers as prime borrowers, who we define as an individual having sound credit history, who has credit records with PBOC CRC and usually no late payment record of over 60 days in the previous six months. For the determination of a prime borrower, we review their credit history, along with our sophisticated risk management review system.

Our differentiated loan product suite addresses the financing needs of our target prime borrower segments. Xiaoying Credit Loan is our main category of loan products, which consists of Xiaoying Card Loan catering to the young consumers, Xiaoying Preferred Loan catering to small business owners and other unsecured loan products that we introduce from time to time. Xiaoying Revolving Loan mainly consists of Yaoqianhua (initially named as Xiaoying Wallet) catering to online purchasing users. Xiaoying Housing Loan caters to the property owners. Our Xiaoying Credit Loan and Xiaoying Revolving Loan are unsecured loan products and our Xiaoying Housing Loan is a secured loan product. We ceased facilitation of Xiaoying Preferred Loan and Xiaoying Housing Loan in 2019. And we ceased facilitation of Xiaoying Revolving Loan and loan facilitation for other platforms in 2020. In 2021, we focus on our flagship product, Xiaoying Card Loan, which offers borrowers a combination of small credit line and attractive APR in China.

We facilitated loans to 8,175,373 active borrowers, each of whom made at least one transaction on our platform during the period from the commencement of our loan facilitation business to December 31, 2021. The number of our active borrowers decreased from 2,152,962 in 2019 to 1,663,737 in 2020 and then increased to 2,371,537 in 2021. The amount of loans we facilitated to borrowers decreased from RMB39,441 million in 2019 to RMB29,676 million in 2020 and then increased to RMB51,859 million in 2021. The table below sets forth the breakdown of loan facilitation amount by product for the periods indicated.

	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2019		2020		2021
	RMB in		RMB in		RMB in
Loan Product	millions	%	millions	%	millions	%
Xiaoying Credit Loan (1)	29,825	75.6%	24,057	81.1%	51,859	100%
Xiaoying Revolving Loan (2)	4,780	12.1%	5,618	18.9%	N/A	N/A
Xiaoying Housing Loan (3)	31	0.1%	N/A	N/A	N/A	N/A
Loan facilitation services to other platforms (4)	4,805	12.2%	1	0.0%	N/A	N/A
Total	39,441	100.0%	29,676	100.0%	51,859	100%

Notes:

(1)	The data set forth herein includes Xiaoying Card Loan, Xiaoying Preferred Loan and other unsecured loan products that we operated during 2020. Xiaoying Card Loan was launched in December 2016. Xiaoying Preferred Loan was launched in November 2015 and was ceased in October 2019.
(2)	The major product under the category Xiaoying Revolving Loan is Yaoqianhua, initially named as Xiaoying Wallet when it was launched in August 2018. We ceased the operation of Yaoqianhua in December 2020.
(3)	Xiaoying Housing Loan was launched in July 2015 and ceased in February 2019.
(4)	We started to provide loan facilitation services to other platforms in December 2015. We have ceased to facilitate loans for other platforms in 2020.

Loans that are delinquent for more than 60 days are charged-off and excluded in the outstanding balance, except for Xiaoying Housing Loan. As Xiaoying Housing Loan is a secured loan product and we are entitled to payment by exercising our rights to the collaterals, we do not exclude Xiaoying Housing loan delinquent for more 60 days in the outstanding loan balance. The outstanding balance of loans we facilitated to borrowers decreased from RMB16.1 billion as of December 31, 2019 to RMB13.2 billion as of December 31, 2020 and then increased to RMB24.9 billion as of December 31, 2021. The table below sets forth the breakdown of outstanding loan balance by product as of the dates indicated.

	As of December 31,		As of December 31,		As of December 31,
	2019		2020		2021
	RMB		RMB		RMB
Loan Product	in millions	%	in millions	%	in millions	%
Xiaoying Credit Loan	13,090	81.5%	12,714	96.2%	24,864	99.8%
Xiaoying Revolving Loan	1,446	9.0%	399	3.0%	0	0.0%
Xiaoying Housing Loan	156	1.0%	105	0.8%	48	0.2%
Loan facilitation services to other platforms	1,378	8.5%	0	0.0%	N/A	N/A
Total	16,070	100%	13,218	100.0%	24,912	100%

To make the outstanding loan balance comparable to our peers, we also present the outstanding loan balance excluding loans overdue more than 180 days, except for Xiaoying Housing Loan. The outstanding balance of loans we facilitated to borrowers decreased from RMB17.3 billion as of December 31, 2019 to RMB13.7 billion as of December 31, 2020 and then increased to RMB25.9 billion as of December 31, 2021. The table below sets forth the breakdown of outstanding loan balance by product as of the dates indicated.

	As of December 31,		As of December 31,		As of December 31,
	2019		2020		2021
	RMB		RMB		RMB
Loan Product	in millions	%	in millions	%	in millions	%
Xiaoying Credit Loan	14,230	82.4%	13,075	95.7%	25,859	99.8%
Xiaoying Revolving Loan	1,503	8.7%	482	3.5%	1	0.0%
Xiaoying Housing Loan	156	0.9%	105	0.8%	48	0.2%
Loan facilitation services to other platforms	1,378	8.0%	0	0.0%	N/A	N/A
Total	17,267	100.0%	13,662	100.0%	25,908	100%

The transaction process on our platform provides our borrowers with a streamlined and standardized process of loan application and funding with step-by-step instructions including the following stages:

●	First stage: an applicant submits loan application with their PRC identity card information, bank card information and mobile phone number.
●	Second stage: verification of the applicant’s information through our authentication technologies and multiple databases upon the authorization by the applicant.
●	Third stage: the first credit assessment of the applicant by our propriety risk control model and the second credit assessment of the applicant by our financial institutional cooperators’ risk control model.
●	Fourth stage: approval of loan application, loan listing and the disbursement of funds to borrowers after the credit assessment of our institutional funding’s risk control model.

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

Xiaoying Card Loan

Launched in December 2016, Xiaoying Card Loan, primarily an online personal credit loan product, is our flagship product targeting prime borrowers.

Borrowers

Xiaoying Card Loan’s target borrowers are primarily young consumers who are in the early stages of their careers with insufficient credit lines granted by traditional credit card issuers, and they choose Xiaoying Card Loan to supplement their credit lines to fulfill their consumption needs.

Products

We offer Xiaoying card loan in amounts ranging from RMB1,000 to RMB80,000 with terms of three, six, nine and twelve installments. Borrowers usually repay the principal and interest accrued based on the original principal amount in equal monthly installments, provided that, prior to December 7, 2017, we deducted part of the service fees from the loan principal in advance and received the remaining service fees paid by borrowers in equal monthly installments. In October 2017, we introduced a new loan product “Xiaoying Professional Loan” to credit card holders who have been assigned with the highest credit grade by our risk management system and require long-term liquidity and large-amount capital. Xiaoying Professional Loan has a term of one to three years. Borrowers of this product can repay at any time after three months of origination and all monthly service fees for the remaining period is waived upon termination. We started to operate and manage Xiaoying Professional Loan under Xiaoying Card Loan since January 1, 2018. In 2019 ,2020 and 2021, the average APR of Xiaoying Card Loan paid by borrowers was 29.73%, 21.9%, and 19.34%.

We facilitated 1,919,735 loans, 2,462,468 loans, and 4,926,629 loans for Xiaoying Card Loans in 2019, 2020 and 2021, respectively. The total loan amount of Xiaoying Card Loan we facilitated decreased from RMB27,702 million in 2019 to RMB23,841 million in 2020 and then increased to RMB51,859 million in 2021. The average loan amount per transaction was RMB14,430 in 2019, RMB9,682 in 2020, and RMB10,526 in 2021. The outstanding balance of Xiaoying Card Loan we facilitated to borrowers increased from RMB11,631 million as of December 31, 2019 to RMB12,615 million as of December 31, 2020 and further to RMB24,864 million as of December 31, 2021.

Transaction Process

We facilitate most of Xiaoying Card Loan through mobile application which is a simple, secure and convenient loan application process. The following diagram illustrates a simplified transaction process of Xiaoying Card Loan:

Stage 1: Application

Applicants of Xiaoying Card Loan must first register a user account by providing requested personal details, including mobile phone number and PRC identity card information. With the applicant’s authorization, the PRC identity card will be automatically captured and recognized by our authentication module through Optical Character Recognition, or OCR technology. Applicants are also required to do specific poses facing the front camera of their phones to complete automatic biometric recognition. When the registered users choose their desired loan amount and term of a loan product, they are required to further provide additional information including current residential addresses, contacts and debit card information used for monthly repayment.

Stage 2: Verification

Upon submission of a completed application, we verify each applicant’s information using multiple authentication technologies and internal and external databases, including, among others, face scanning and OCR technology, the internal and industry blacklist provided by third party database and the mobile activities of the applicant, to identify and screen for fraudulent applications. See “—Risk Management” for details.

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

Once the applicant’s loan application is approved, we may send the application to institutional funding partners for their credit assessment. Once a loan is fully subscribed after the credit assessment of our institutional funding’s risk control model, funds are transferred to the borrower’s account. The borrower will enter into related agreements for funding.

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

We outsource most of our collection services to third party collection agencies and we require them to use our serving and collection system and comply with our guidelines and standards. We also monitor the performance of such third party collection agencies to ensure appropriate collection methods and practices through KPI monitoring, phone call recording playback, site visits, complaint call playback, internal training, as well as assessments.

Borrower Acquisition and Retention

Xiaoying Card Loan is very attractive to prime borrowers looking for a combination of small credit line and attractive APR. Supported by our advanced credit analytics, we are able to deliver a superior user experience through user-friendly loan application process, efficient credit decision, and speedy remittance, which in turn enables us to expand our borrower base. We also advertise our loan products and loan facilitation services through online channels, including our website and mobile application and cooperation with search engines, app stores, third party apps and WeChat self-media public accounts.

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

We ceased the operation of Yaoqianhua in December 2020 and currently we do not have any other new loan products under the category of Xiaoying Revolving Loan. We facilitated 12,194,632 and 13,357,630 loans of Xiaoying Revolving Loan in 2019 and 2020. The total loan amount of Xiaoying Revolving Loan we facilitated was RMB4,780 million in 2019 and RMB5,618 million in 2020. The outstanding balance of Xiaoying Revolving Loan we facilitated to borrowers is RMB0.01 million as of December 31, 2021.

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

The number of Xiaoying Housing loan facilitated in 2019 and 2020 was 19 and nil, respectively, which represents the total number of transactions of loan facilitation during the relevant period. The total loan amount of Xiaoying Housing Loan we facilitated was RMB31 million in 2019 and nil in 2020. The average loan amount per transaction was approximately RMB1.6 million in 2019 and nil in 2020. The outstanding balance of Xiaoying Housing Loan we facilitated to borrowers decreased from RMB156 million as of December 31, 2019 to RMB105 million as of December 31, 2020, and further to RMB48 million as of December 31, 2021. We facilitated Xiaoying Housing Loan through offline channels in China. Borrowers of Xiaoying Housing Loan entered into an entrusted guarantee agreement and a security agreement with Shenzhen Tangren under which the borrower payed fees to Shenzhen Tangren for providing guarantee to the investor or institutional funding partners of Xiaoying Housing Loan and established mortgage in its real properties as a security for Shenzhen Tangren’s guarantee services. Shenzhen Tangren is our consolidated VIE with financing guarantee license which has provided guarantee to Xiaoying Housing Loan since September 2017. Prior to that, some of our entities provided such guarantee.

Loan Facilitation Services to Other Platforms

In December 2015, we started to cooperate with selected financial technology companies and facilitate loan products designed by them to their referred borrowers. Such loans have terms primarily ranging from one to three months. Through such cooperation, we have expanded our borrower acquisition channels.

In 2020, we cooperated with one financial technology companies. The total loan amount we facilitated for other platforms was RMB4,805 million in 2019, RMB1 million in 2020. We have ceased to facilitate loans for other platforms since the second half of 2020. The outstanding balance of loans we facilitated for other platforms was RMB1,378 million as of December 31, 2019 compare with nil as of December 31, 2020.

We carefully select the financial technology companies for cooperation based on various factors including their business model and performance, financial condition, experiences of the management team, risk control capabilities, compliance and reputation in accordance with our systemic cooperative admission policies. Those selected financial technology companies conduct their credit analysis and approval before referring borrowers from their platforms to us. In addition, we conduct separate identity verification to decline those borrowers with high risks under our risk management system. We collect service fees from borrowers referred from the selected financial technology companies for loans successfully allocated to investors or institutional funding partners, and the average service fee rate was 2.93% in 2019 and 4.39% in 2020.

We require the selected financial technology companies to provide credit enhancements on the loans facilitated to the borrowers referred to us, including compensating us and/or purchasing back such loans if they are in default. Depending on the credit ability and business performance of those financial technology companies and the historical default rate of the borrowers they referred to us, we may also require them to pay us a deposit, ranging from 2% to 10% of the amount of principal of loans we facilitated, from which we are entitled to deduct if they fail to compensate the defaulted loans referred to us. In general, we monitor the outstanding balance of loans we facilitated to the borrowers referred from the financial technology companies on a daily basis. We will require the financial technology companies to make contribution if the deposit amount falls below the agreed percentage (i.e., 2% to 10%) of the amount of loan principals we facilitated. Each of the financial technology companies we cooperated with is required to pay the deposit prior to fund transfer and the outstanding balance of the deposit that we received from them was RMB21.0 million as of December 31, 2021.

Our Investors and Institutional Funding Partners

We used to provide investment products to individual investors on our Xiaoying Wealth Management platform. Since early 2019, the Company began the transformation of its business model from a P2P platform to a platform that focuses on the facilitation of its institutional funding partners to provide loans to borrowers. The change was initiated primarily in response to the rapidly evolving regulations in China, including requirements to reduce loan balance, investor count and fees for the P2P business. We ceased accepting new investment in our loan products from individual investors on the Xiaoying Wealth Management platform at the end of 2019 and achieved 100% institutional funding for the new loans facilitated by the end of the second quarter of 2020. In December 2020, we fully repaid the investment principals and interest to all of the individual investors who invested in our loan products on the Xiaoying Wealth Management platform. Individual investors are still able to purchase other financial products, including money market products and insurance products, on our Xiaoying Wealth Management platform. In May 2021, we obtained a network microcredit license from the Local Financial Regulatory Bureau of Shenzhen Municipality and started online microcredit business in July 2021. In 2019, 68.1% of the total funding for loans we facilitated were provided by individual investors, 26.6% were provided by corporate investors and institutional funding partners, and 5.3% were provided by our own funds. In 2020, 4.7% of the total funding for loans we facilitated were provided by individual investors, 95.3% were provided by institutional funding partners. In 2021, 98.0% of the total funding for loans we facilitated were provided by institutional funding partners and 2.0% were provided by our own capital.

As part of our efforts to expand our cooperation with institutional funding partners, we established a business relationship with certain trusts which were administered by third party trust companies. The trusts were set up to invest solely in the loans facilitated by us on our platform to provide returns to the beneficiaries of the trusts through interest payments made by the borrowers. In 2021, we further developed a new business model with certain trust partners. We and certain trusts jointly established several limited partnership enterprises, or LPs, to invest solely in the loans facilitated by us on our platform to provide returns to us through interest payments made by the borrowers. In terms of the partnership agreements, we, as the general partner, are responsible for the business operations of the LPs and authored to execute contracts on behalf of the LPs. We determine to consolidate these trusts and LPs as we have the power to direct the operating activities and absorb or enjoys the potential residual losses or returns of the trusts and LPs.

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

Our Partnership with Financial Institutional Cooperators

We have established in-depth cooperation with ZhongAn who provides credit insurance to protect funding providers against default for both the principal and interest. We monitor ZhongAn’s financial condition and credit quality periodically through public information disclosed as required by PRC regulatory authorities since its establishment in October 2013 and by Hong Kong Stock Exchange since its listing in September 2017. As disclosed in ZhongAn’s 2021 annual report and 2020 annual report, ZhongAn’s comprehensive solvency margin ratio was 502%, 560%, and 472% as of December 31, 2019, 2020 and 2021, respectively.

We have also established cooperation with high-quality financing guarantee companies who provide guarantee services to protect institutional funding partners from losses. Substantially all of them have at least AA credit rating issued by rating companies including China Lianhe Credit Rating Co., Ltd., China Chengxin Credit Management Co., Ltd. and Shenzhen Lianhe Credit Information Service Co., Ltd. Our financing guarantee partners provide guarantee services covering both the North China and South China areas, most of which have a registered capital of more than RMB1 billion. As we have more cooperation with these financing guarantee companies, the amount of our loan facilitation insured by ZhongAn is decreasing.

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

From September 2017, we revised the arrangement with ZhongAn. Starting from 2020, we enter into a series of arrangements with various external financing guarantee companies, which is similar to the revised arrangement with ZhongAn. According to those arrangements, in addition to credit insurance or guarantee protection, Shenzhen Tangren, our consolidated VIE with the financing guarantee license, also provides a guarantee for certain loans we facilitate to protect institutional funding partners against defaults for both the principal and interest. Shenzhen Tangren will compensate those financial institutional partners for the amount they had paid under investors’ claims arising from defaults by borrowers; however, Shenzhen Tangren’s compensation obligation shall not exceed the pre-agreed Cap. The arrangements also clarify that in case of any adjustment to the guarantee service fee rate Shenzhen Tangren collectible from borrowers, the total guarantee service fees Shenzhen Tangren collectible from all borrowers will change accordingly and the upper limit of Shenzhen Tangren’s compensation obligation will also change in accordance with such adjustment.

We have expanded our cooperation with high-quality external financing guarantee companies that provide guarantee services to protect institutional funding partners from losses incurred from borrowers’ defaults and charge guarantee fees from borrowers. A portion of guarantee fees will be subsequently paid to us by the external financing guarantee companies as the service fee.

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

Cooperation on Technology

We cooperate with financial institutional cooperators in technology development. The risk decision system established by our financial institutional cooperators which is based on their credit analysis model, leveraging its resources and access to various databases, including PBOC CRC that is only available to licensed financial institutions. provide assistant services to our risk decision process. Such services include product management, business monitoring and management risk policies. In addition to our financial institutional cooperators’ decision and input, we also incorporate other credit and fraud related data and models to complete our full credit evaluation.

Third Party Payment Service Providers

We cooperate with third party payment service providers for the payment, settlement and clearance of the proceeds of the loans for our borrowers and investors. In choosing the third party payment agent, we take into consideration numerous criteria, including network infrastructure, security measures, reliability, information technology capabilities and experience.

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

Data Collection and Reprocessing

Sufficient and high-quality data is the foundation for effective risk management. We collect data that is directly provided and authorized for our use by the user and from multiple third party data providers. We cooperate with third party credit agencies for credit data of borrowers. Moreover, we accumulate data from social activities, including but not limited to, social circles, website activities, mobile behavior and contact information. All the data collected by our internal team enables us to build up a comprehensive credit database to analyze user data from both traditional consumer finance data and the big data generated from mobile internet relating to users’ social behavior and spending pattern that are typically ignored by traditional financial institutions.

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

Fraud Detection

We utilize internal and third party databases and authentication technologies, including face scanning and OCR verification of identity cards and bank cards, to verify and authenticate the identity of the applicant and the submitted application information. We effectively implement over 300 anti-fraud rules and use our multiple-source database containing various internal and industry blacklists and multiple-dimension tagging system to detect the probability of individual and group fraud.

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

When our risk control system receives an application, we will send the applicant’s insurance or guarantee application to our financial institutional cooperators and will receive the insurance or guarantee decision opinion from those financial institutional cooperators based on their credit analysis. We will, in accordance with our own risk management strategies, embed such assessment results into our risk management models for decision making.

Credit Scoring and Pricing

We offer differentiated credit pricing and credit limits to prime borrowers based on individual credit grades. Based on our prediction of the applicant’s likelihood of future delinquency and his/her profile, our risk management system assigns a credit grade to each remaining Xiaoying Card Loan applicant, with risk level A representing the lowest risk, risk level D representing the highest risk. Such credit grade is a comprehensive credit level generally determined based on the grouping of an applicant’s basic information, credit history and behavior data, including personal identity information, education background, consumption and social network behavior, and insurance or guarantee decision opinion from our financial institutional cooperators. Credit grade is determined at the time of a loan application and will not be adjusted until the borrower applies for another loan, when the repayment history of all the existing loans will be added into the risk model to determine the credit grade for the new loan application. In addition to the individual specification attaching to the credit grade for each applicant, from time to time, we adjust the overall standard of each credit risk level based on market conditions and our risk management policies when we believe necessary.

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

Risk Management Team

Our risk management committee is the highest decision-making authority in terms of risk management, comprised of our Chairman and Chief Executive Officer, Mr. Yue (Justin) Tang, our Vice Chairman, Mr. Shaoyong (Simon) Cheng, and our President and Chief Risk Officer, Mr. Kan (Kent) Li. Our risk management committee is responsible for making decisions on the principles, core terms and model for each project.

Our strong risk management team is led by our President and Chief Risk Officer, Mr. Kan (Kent) Li, who has extensive work experience in risk management and previously served at Capital One. Our team members have extensive experiences and in-depth insights in risk management from their working experiences with reputed financial institutions such as HSBC, JPMorgan, China Construction Bank, Ping An and Everbright. Leveraging on the most advanced technique and risk control capability, our risk management team has established an effective risk control system applied in the online lending business.

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

Our Technology and IT Infrastructure

Technology System

We believe our technology and IT infrastructure are a competitive advantage and an important reason that borrowers and institutional funding partners utilize our platform. Key features of our technology and IT infrastructure include:

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

Research and Development

Our technology development personnel have extensive experience with leading internet, online consumer finance and mobile commerce and financial technology companies, and focuses on the following that support our long-term business growth:

●	Maintaining and strengthening all of our platform and application system, including but not limited to: main website, mobile applications, back-stage system, proprietary data and credit analysis systems, payment system and big data system;
●	Ensuring our technology system is well established, reviewed, tested and continuously strengthened; and
●	Organizing and participating in the industry seminars, exploring relevant cutting-edge technologies.

Brand, Sales and Marketing

Our general marketing efforts are designed to build brand awareness and reputation and to attract and retain borrowers and institutional funding partners. We believe reputation and word-of-mouth marketing drive continued organic growth in borrower base. As a supplement, we use offline network channel and online marketing initiatives to promote our brand and products. For example, we work with several advertising companies to promote our mobile applications with internet companies through online advertisements. We also cooperate with media and organize branding events to enhance our brand awareness.

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

Intellectual Property

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We have registered 97 trademarks in the PRC. We are the registered holder of 143 domain names. We also have 67 copyrights for our proprietary techniques in connection with our systems. We have 3 patents under application in the PRC.

Seasonality of Our Business

We experience seasonality in our business, reflecting seasonal fluctuations in internet usage and traditional personal consumption patterns, as our individual borrowers typically use their borrowing proceeds to finance their personal consumption needs. For example, we generally experience lower transaction volume during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. As we facilitate loans to institutional funding partners, such as commercial banks, our business may also be affected by liquidity seasonality in the banking system. For example, liquidity in China’s banking sector has historically had a tendency to be looser at the beginning of each calendar year and tighter towards the end of each calendar year. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Competition

The online personal finance industry in China is an emerging industry in China. It provides a new means for consumers to obtain financing. As a leading player in China’s online personal finance platform market, we face intensive competition from other online marketplaces, online finance service providers, technology giant backed internet finance platforms, as well as traditional financial institutions.

Online personal finance marketplaces which operate online platforms connecting borrowers and institutional funding partners compete directly with us for both borrowers and institutional funding partners. We also compete with traditional financial institutions, including credit card issuers, consumer finance business units in commercial banks and other consumer finance companies. Some of our larger competitors have substantially broader product or service offerings and rich financial resources to support heavy spending on sales and marketing. In light of the low barriers to entry in the online consumer finance industry, more players may enter this market and increase the level of competition. We anticipate that more established internet, technology and financial services companies that possess large, existing user bases, substantial financial resources and established distribution channels may enter the market in the future.

As evidenced by our market leadership, we believe that we are able to compete effectively for borrowers and institutional funding partners by leveraging our competitive advantages including our strategic positioning to target the prime borrower segment, superior user experience on our platform, effectiveness of our risk management, the return offered to institutional funding partners, our partnership with various business partners, and the strength and reputation of our brands.

Recent Investment

YTZ (HK) Limited , a wholly-owned subsidiary of X Financial, entered into a subscription agreement dated March 2, 2021, for subscribing certain limited partnership interests in Dragonfly Ventures II, L.P., a limited partnership governed under the laws of the Cayman Islands and managed by Dragonfly GP II, LLC, focusing on the blockchain industry investment with its long-term value investment strategy and research-driven process. Pursuant to the subscription agreement, we invested in an aggregate amount of US$10 million in the partnership. As a limited partner, we do not have ability to take in the control or management of the affairs or the conduct of the business of the partnership. In connection with the restructuring of Dragonfly Ventures II, L.P., YTZ (HK) Limited entered into certain Withdrawal, Contribution and Adherence Agreement dated December 30, 2021 and entered into an amended and restated exempted limited partnership agreement.

YTZ (HK) Limited, our wholly-owned subsidiary, entered into a second amended and restated limited partnership agreement dated March 15, 2021, for subscribing certain limited partnership interests in IOSG Fund II LP, a limited partnership governed under the laws of the Cayman Islands and managed by IOSG Pted Ltd. focusing on the blockchain industry investment with its long-term value investment strategy and research-driven process. Pursuant to the agreement, we committed to invest US$3 million to the partnership. As a limited partner, we do not have ability to take in the control or management of the affairs or the conduct of the business of the partnership.

Shenzhen Ying Ai Gou Trading Co., Ltd. (“Shenzhen Ying Ai Gou”), a wholly-owned subsidiary of Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd. (“Beijing Ying Zhong Tong”), one of our VIEs, entered into a share purchase agreement with Shenzhen SUNHOPE Investment Development Co., Ltd, a PRC company (“SUNHOPE”), and Shenyang Tianxinhao Technology Limited, a PRC company (“Tianxinhao”) which is a wholly-owned subsidiary of SUNHOPE. Pursuant to the agreement, Shenzhen Ying Ai Gou acquired 45% issued and outstanding shares of Tianxinhao from SUNHOPE for approximately RMB315 million. After the closing of this acquisition, Shenzhen Ying Ai Gou owned 12.6% of issued and outstanding shares of Newup Bank of Liaoning, a PRC company and non-state-owned bank (“Newup Bank”), through Tianxinhao. As an indirect minority shareholder of Newup Bank, we do not have ability to take in the control or management of the affairs or the conduct of the business of Newup Bank.

Insurance

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We also provide additional commercial medical insurance coverage for our key management. We do not maintain business interruption insurance, general third party liability insurance, product liability insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations in China and in line with market practice.

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

Investment activities in the PRC by foreign investors are governed by the Catalog of Industries for Encouraging Foreign Investment, or the Catalog, which became effective on January 27, 2021, and the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List promulgated by the MOC, which became effective on July 23, 2020 and has been amended from time to time by the MOC and the National Development and Reform Commission. It sets out the industries in which foreign investments are prohibited or restricted. Foreign investors will not make investments in prohibited industries, while must satisfy certain conditions stipulated in the Negative List for investment in restricted industries. According to the Negative List, the proportion of foreign investment in entities engaged in value-added telecommunication services (excluding e-commerce, domestic multi-party communications services, store-and-forward services, and call center services) shall not exceed 50%. The most updated Negative List, issued on 27 December 2021 and became effective on 1 January 2022, stipulates that any PRC domestic enterprise engaging in the fields prohibited by the negative list shall obtain the consent of the relevant competent PRC authorities for overseas listing, and the foreign investors shall not participate in the operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise shall be subject to the relevant administrative provisions of PRC domestic securities investment by foreign investors. Such negative list does not further elaborate whether existing overseas listed enterprise will be subject to such requirements. The staff of the NDRC addressed in an interview on 27 December 2021 that certain existing overseas listed enterprises whose foreign investors’ shareholding percentage exceed the aforementioned threshold are not required to make adjustment or deduction.

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

The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (2016 revision) , which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, require foreign-invested value-added telecommunications enterprises in China to be established as Sino-foreign equity joint ventures with the foreign investors owning no more than 50% of the equity interests of such enterprise. In addition, the main foreign investor who invests in a foreign-invested value-added telecommunications enterprises operating the value-added telecommunications business in China must demonstrate a good track record and sound experience in operating a value-added telecommunications business, provided that qualified foreign investors must obtain prior approvals from the MIIT and the MOFCOM or their authorized local counterparts, for its commencement of value-added telecommunication business in China. However, on March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which will take effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses is deleted.

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

Due to the above restrictions and requirements, we conduct our value-added telecommunications businesses through Shenzhen Xiaoying Technology Co., Ltd.,one of our consolidated VIEs, and Shenzhen Ying Ai Gou Trading Co., Ltd., one of the subsidiaries of our consolidated VIEs. However, there is uncertainty as to how the requirements in the above rules will be interpreted and implemented and whether there will be new rules issued which would establish further requirements and restrictions on our contractual arrangements.

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

On July 3, 2017, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses , under which, a commercial operator of value-added telecommunications services must first obtain the VATS License, from the MIIT or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites may be ordered to close

On August 17, 2016, the China Banking Regulatory Commission, or the CBRC (one of the predecessors of the China Banking and Insurance Regulatory Commission), the MIIT, the Ministry of Public Security and the State Internet Information Office jointly issued the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries , or the Interim Measures. Pursuant to the Interim Measures, online lending information service providers shall apply for VATS License in accordance with relevant rules issued by competent telecommunication authority after completing the filing records to local financial regulators. However, the relevant implementation rules regarding such filing is yet to be issued therefore currently we are not able to make the necessary filing and then to apply for the VATS License. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We may be required to obtain additional value-added telecommunication business licenses.”

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

On April 12, 2016, the Notice on the Implementation Plan of the Special Rectification of Peer-to-peer Online Lending Risk, or the Notice, was issued by the China Bank Regulatory Commission, or the CBRC, which reiterated the requirements set out in the Guideline and further clarified the activities online peer-to-peer lending information service providers are prohibited to engage in.

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

On October 28, 2016, the CBRC, the MIIT and State Administration for Industry and Commerce, or the SAIC, jointly issued the Guidance on the Administration of Registration of Online Lending Information Intermediaries, or the Registration Guidelines, which provides the general filing rules for online lending intermediaries, and delegates the filing authority to local financial authorities. The Registration Guidelines, sets forth that online lending intermediaries are approved locally. Under the general filing procedures for online lending intermediaries, before an filing application is submitted to local financial regulators, the online lending intermediaries may be required to: (i) rectify any breach of applicable regulations as required by local financial regulators; and (ii) apply to the Industry and Commerce Administration Department to amend or register such entity’s the business scope.

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

Requirements relating to the transfer of creditor’s rights. The low-frequency transfer of creditor’s rights among lenders shall be regarded as legitimate, while transfer of creditor’s rights by means of, (i) quasi-asset securitization services or in form of packaged assets, securitized assets, trust assets or fund shares, (ii) ”super-lender” mode where the executives or related parties of the online lending intermediary enter into a loan agreement with a borrower, and then transfer the creditor’s rights of such loan to the actual lender through online lending platform; (iii) connecting with the current and regular financial products, shall be deemed as illegal.

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

In December 2018, the relevant PRC regulatory authorities of the P2P lending industry issued the Circular on Making Efforts to Prevent Risk and Classify Online Lending Institutions, or Circular 175, in which the regulatory authorities, for the first time, classified the online P2P lending marketplaces into six categories: (i) marketplaces on which investors are not fully repaid or that are otherwise unable to operate their businesses and under investigation of the public security department, (ii) marketplaces that have been unable to operate their businesses but are not under investigation of the public security department, (iii) shell companies with zero loan balance or loan origination for more than three months and marketplaces that no longer facilitate loan application and investment, or are otherwise not in operation, (iv) small-scale marketplaces , (v) marketplaces with high risks, and (vi) Normal Marketplaces. Pursuant to Circular 175, the scope of the rectification of online lending institution shall be limited to institutions which have entered into to the Data Submission System of Online Security Centre, and any institutions out of this scope shall be treated as illegal fund raising. We submitted our application materials for the P2P registration, to the Shenzhen Financial Services Office, our competent authority, in April 2018, and we have entered into the Data Submission System of Online Security Centre since November 2018. According to Circular 175, for the institutions in the Data Submission System of Online Security Centre, only Normal Marketplaces are allowed to continue to operate in the P2P lending industry. As of the date of this annual report, we have not received any notice that we have been classified as high-risk characteristics and we do not believe we would fall into categories (i) to (v) above. Although Circular 175 does not require Normal Marketplaces to exit the industry or shut down and imposes minimum restrictions, such as control the existing size and number of investors, on Normal Marketplaces, we may be encouraged by PRC government authorities to convert into other types of online financing institutions such as online microcredit companies or loan facilitation platforms, and we have already started taking various measures, such as expanding cooperation with institutional partners, in order to reduce the adverse impact on our business volume. If we were encouraged or required to change the type of business we operate, our business, financial condition and results of operation might be materially and adversely affected. However, due to the un-clarification of Circular 175, there is a risk that applicable regulatory authorities interpret the regulations differently than we do. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We have ceased the P2P operation business, but we cannot assure you that our operations were in full compliance with relevant legal requirements and would not be punished under relevant regulations.”

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

On November 2, 2020, CBIRC and PBOC published the Interim Administrative Measures for Online Microcredit Business (Draft for Comment), or the Draft Interim Administrative Measures, for public review and comments. Pursuant to the Draft Interim Administrative Measures, “online microcredit business” refers to any microcredit business engaged in by a microcredit company through using big data, cloud computing, mobile internet and other technical means, utilizing internally generated data and information on customer operation, online consumption, online transaction, etc., accumulated via internet platforms as well as other data and information obtained through legitimate channels to analyze and appraise the credit risk of borrowing customers, determine the mode and quota of loans, and complete such processes as loan application, risk review, loan approval, loan granting and loan recovery online. Online microcredit business engaged in by a microcredit company shall mainly be carried out in the provincial-level administrative region to which its place of registration belongs. Without the approval of the banking regulator under the State Council, no microcredit company may carry out online microcredit business across provincial-level administrative regions. The registered capital of a microcredit company which engages in online microcredit business shall not be less than CNY1 billion and shall be one-off paid-up monetary capital. The registered capital of a microcredit company which engages in online microcredit business across provincial-level administrative regions shall not be less than CNY5 billion and shall be one-off paid-up monetary capital. In principle, the balance of single-account online microcredit loans granted to a natural person shall not exceed CNY300,000 or one-third of its average annual income in the last three years, between which the lower one shall be the maximum loan amount; and in principle, the balance of single-account online microcredit loans granted to a legal person or any other organization and its related parties shall not exceed CNY1 million. The Draft Interim Administrative Measures was released for public comment only, there remains substantial uncertainty regarding the Draft Interim Administrative Measures, including with respect to its final content, adoption timeline or effective date.

On December 31, 2021, PBOC published the Regulations on Local Financial Supervision and Administration (Draft for Public Comments), or the Draft Local Financial Supervision and Administration Regulation, for public review and comments. Pursuant to the Draft Local Financial Supervision and Administration Regulation , “Local Financial Organizations” refers to microcredit companies, financing guarantee companies, regional equity markets, pawn shops, financial leasing companies, commercial factoring companies, local asset management companies, and other institutions engaged in local financial business that are supervised and managed by laws, administrative regulations, and provincial-level people’s governments authorized by the State Council. The Draft Local Financial Supervision and Administration Regulation specify that provincial governments shall perform their duties of supervision, management, and risk disposal of local financial organizations, and no individual or entity shall set up Local Financial Organizations without prior approval. The merger, division, reduction of registered capital, change of the business scope or operating area, the change of the shareholders holding more than 5% of its equity interests, as well as change of the actual controller of the Local Financial Organization shall be subject to the approval of the provincial local financial supervision and management department. Also, Local Financial Organization shall make filings to provincial local financial supervision and management department for setting up branches within the provincial administrative region, changing the name or address of business, increasing the registered capital, changing the directors, supervisors and senior management personnel. Penalties such as fines or criminal liability may be imposed if the Local Financial Organizations fail to comply with the Draft Local Financial Supervision and Administration Regulation.

Xiaoying Microcredit has obtained the approval of the business qualification to operate microcredit businesses as issued by the competent supervising authority, which allows Xiaoying Microcredit to conduct microcredit businesses through the internet. However, as the regulatory regime and practice with respect to online microcredit companies are evolving, there is uncertainty as to how the requirements in the above rules will be interpreted and implemented and whether there will be new rules issued which would establish further requirements and restrictions on online microcredit companies.

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

On August 19, 2020, the Private Lending Judicial Interpretations was amended by the Supreme People’s Court, pursuant to which where a lender claims that corresponding borrower shall pay interest as per the interest rate contractually stipulated, relevant people’s court shall uphold such claim, except where the interest rate agreed on by both parties concerned exceeds four times the LPR for one-year loan when the contract is concluded. “LPR for one-year loan” refers to the LPR for one-year loan to be published on a monthly basis by the National Interbank Funding Center authorized by the PBOC as of August 20, 2019. On December 29, 2020, the Supreme People’s Court issued the Official Reply of the Supreme People’s Court to the Issues concerning the Scope of Application of the New Judicial Interpretation on Private Lending, or the Official Reply. According to the Private Lending Judicial Interpretations and the Official Reply, for financial institutions and branches engaging in loan business and established upon the approval of the financial regulatory authorities, including but not limited to microcredit company, Private Lending Judicial Interpretations shall not apply to disputes caused by granting loans and relevant financial business.

Although the Judicial Interpretation Amendment and the Supreme People’s Court Reply provide that they do not apply to licensed financial institutions including microcredit companies that conduct loan and consumer finance business, there remain uncertainties in the interpretation and implementation of the Judicial Interpretation Amendment, including whether licensed financial institutions may be subject to its jurisdiction under Circular 141 or in certain circumstances, the basis of calculation formula used to determine the interest limit, the scope of inclusion of related fees and insurance premiums, as well as inconsistencies between the standard and level of enforcement by different PRC courts.

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

On August 2, 2017, the State Council issued Regulations on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Rules, which came into effect on October 1, 2017. The Financing Guarantee Rules defines financing guarantee as activities whereby guarantors provide guarantee for the borrowing of funds, issuance of bonds and other debt financing activities of the guaranteed parties, and financing guarantee companies refer to limited liability companies or companies limited by shares that are duly established and engage in financing guarantee business. Pursuant to the Financing Guarantee Rules, the establishment of a financing guarantee company shall be subject to the approval of the relevant regulatory authority. In the event that a company commences financing guarantee business without first obtaining relevant approval, the company will be ordered by the regulatory authority to cease financing guarantee business, be imposed a fine from RMB500,000 up to RMB1,000,000, have its illegal gains confiscated, and be investigated for criminal liabilities.

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

Pursuant to the Interim Measures, an online lending intermediary shall perform the anti-money laundering obligations by verifying client identity, reporting suspicious transactions, keeping identity data and transaction records, etc. In addition, the Custodian Guidelines requires that the anti-money laundering obligation be included in the fund custodian agreements between an online lending intermediary and the commercial bank acting as the depositary, and the online lending intermediary shall fulfill and cooperate with depositary to fulfill anti-money laundering obligations. The Measures for the Anti-money Laundering and Anti-terrorist Finance of Internet Finance, promulgated on October 10, 2018, further specified that, any Internet finance institutions (including online lending intermediary) incorporated upon approval or upon record-filing by applicable regulatory authority, shall report any forms of cash receipts and payments whose transaction value reaches or exceeds RMB50,000 or foreign currency equivalent of USD10,000 on a per-transaction or cumulative basis on a given day, within five working days from the date when such transaction takes place.

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

On January 26, 2021, the State Council promulgated the Regulations for the Prevention and Handling of Illegal Fund-raising, or the Illegal Fund-raising Regulations, which became effective as of May 1, 2021. The Illegal Fund-raising Regulations stipulates that Internet information service providers shall strengthen the management of information published by users, and shall not produce, reproduce, publish or spread information on suspected illegal fund-raising practices. If any information on suspected illegal fund-raising practices is found, relevant records shall be kept and reported to the authority handling illegal fund-raising. Competent authorities in charge of telecommunications shall shut down websites established and mobile applications developed for illegal fund-raising and other Internet applications in accordance with the law.

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

On 10 June 2021, the SCNPC promulgated the PRC Data Security Law, or the Data Security Law, which took effect on 1 September 2021. The Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system. The Data Security Law also provides that the state shall establish a data security review system, where data handling activities that affect or may affect the national security will undergo national security review, and shall implement export controls on certain data. In addition, Measures for Cybersecurity Review, which became effective on June 1, 2020, as amended on December 28, 2021, and became effective on February 15, 2022, set forth the cybersecurity review mechanism for critical information infrastructure operators, and provide that (i) critical information infrastructure operators who intend to purchase internet products and services that affect or may affect national security shall be subject to a cybersecurity review; (ii) online platform operators who are engaged in data processing are also subject to the regulatory scope; (iii) the CSRC is included as one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review working mechanism; (iv) the online platform operators holding more than one million users/users’ individual information and seeking a listing outside China shall file for cybersecurity review; (v) the risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or illegally transmitted to overseas parties and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously shall be collectively taken into consideration during the cybersecurity review process.

We have, in accordance with relevant provisions on network security of the PRC, established necessary mechanisms to protect information security, including, among others, adopting necessary network security protection technologies such as anti-virus firewalls, intrusion detection and data encryption, keeping record of network logs, and implementing information classification framework. Although we do not believe we are a critical information infrastructure provider, the PRC authorities could interpret such term broadly to capture a leading online personal finance company like us. If we are deemed to be a critical information infrastructure operator under such rules, we could be subject to cybersecurity review by Cyberspace Administration of China and other relevant PRC regulatory authorities and be required to change our existing practices in data privacy and cybersecurity matters at substantial costs. During such cybersecurity review, we may be required to stop providing services to our customers, and such review could also result in negative publicity to us and diversion of our managerial and financial resources.

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

On 20 August 2021, the SCNP Congress promulgated the PRC Personal Information Protection Law, or the Personal Information Protection Law, which took effect on 1 November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where it is necessary for personal information to be provided by a personal information processor to a recipient outside the territory of the PRC due to any business need or any other need, a security assessment organized by the national cyberspace authority shall be passed.

Furthermore, the Interim Measures require online lending information service providers to reinforce the management of lenders’ and borrowers’ information, so as to ensure the legitimacy and security regarding the collection, processing and use of lenders’ and borrowers’ information. Also, online lending information service providers should keep confidential the lenders’ and borrowers’ information collected in the course of their business, and should not use such information for any other purpose except for services they provide without approval of lenders or borrowers. On February 13, 2020, the PBOC also issued the Personal Financial Information Protection Technical Specification, which is an industry standard, to specify the security protection requirements for all aspects of personal financial information life cycle processing, including collection, transmission, storage, use, deletion, and destruction. This standard is applicable for financial industry institutions to provide financial products and services, and also provides a reference for security assessment agencies to conduct security inspections and assessments. According to the potential impact caused by unauthorized viewing or unauthorized change of financial information, this standard classifies personal financial information into three categories of C3, C2, and C1 from high to low sensitivity, and different requirements are put forward for the whole life cycle processing of all kinds of information according to different categories.

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

Regulations Related to Credit Information

On September 27, 2021, the PBOC promulgated the Administrative Measures for Credit Information Services, or the Credit Information Services Measures, which took effect on January 1, 2022. Pursuant to the Credit Information Services Measures, Credit Information Services, shall mean the collection, sorting, retention, and processing of credit information of enterprises and individuals, and the provision of the foregoing information to information users. Credit information, shall mean the basic individual information, lending information and other relevant information used for identification and determination of creditworthiness status of enterprises and individuals, and collected pursuant to the law for the purpose of providing services for financial activities, as well as the analyzed and evaluated information formed based on the foregoing information. Entities engaging in personal credit information services shall obtain the personal credit information organization license pursuant to the Credit Information Services Measures. Financial institutions shall not carry out commercial cooperation with entities who have not obtained business qualifications for engaging in credit information services to obtain any credit information services.

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

The PRC Copyright Law, adopted in 1990 and most recently revised on June 1, 2021 respectively, with its implementation rules adopted on August 8, 2002 and revised in 2011 and 2013 respectively, and the Regulations for the Protection of Computer Software as promulgated on December 20, 2001 and amended in 2011 and 2013 provide protection for copyright of computer software in the PRC. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the National Copyright Administration Center or its local branches to obtain software copyright registration certificates.

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

Regulation Relating to Insurance Brokers

The PRC Insurance Law and related regulations were amended in 2002, 2009, 2014 and 2015. The 2015 amendments involved a number of significant changes to the regulatory regime, including eliminating the requirement for any insurance agent, broker or claims adjusting practitioners to obtain a qualification certificate issued by the China Insurance Regulatory Commission (“CIRC”).

The principal regulation governing insurance brokers is the Provisions on the Supervision and Administration of Insurance Brokers, or the POSAIB, promulgated by the CIRC on February 1, 2018 and effective May 1, 2018, replacing the Provisions on the Supervision of Insurance Brokers issued on September 25, 2009, as amended on April 27, 2013 and October 19, 2015, and the Measures on the Supervision and Administration of Insurance Brokers and Insurance Claims Adjustors issued by the CIRC on January 6, 2013.

The term of “insurance broker” refers to an entity which, representing the interests of insurance applicants, acts as an intermediary between insurance applicants and insurance companies for entering into insurance contracts, and collects commissions for the provision of such brokering services. The term of “insurance brokerage practitioner” refers to a person affiliated with an insurance broker who drafts insurance application proposals or handle the insurance application formalities for insurance applicants or the insured or assists insurance applicants or the insured in claiming compensation or who provides clients with disaster or loss prevention or risk assessment or management consulting services or engages in reinsurance broker, among others.

To engage in insurance brokerage business within the territory of the PRC, an insurance broker shall satisfy the requirements prescribed by the CIRC and obtain an insurance brokerage business permit issued by the CIRC, after obtaining a business license. An insurance broker may take any of the following forms: (i) a limited liability company; or (ii) a joint stock limited company.

The minimum registered capital of an insurance broker company whose business area is not limited to the province in which it is registered is RMB50 million while the minimum registered capital of an insurance broker whose business area is limited to its place of registration is RMB10 million. However, on October 28, 2021, CBIRC promulgated the Implementation Measures for Administrative Licensing and Filing of Insurance Intermediaries, which took effect on February 1, 2022,according to which, the registered capital of regional insurance brokers will be changed to 20 million yuan.

The name of an insurance broker shall include the words “insurance brokerage.” An insurance broker must register the information of its affiliated insurance brokerage practitioners with Insurance Intermediary Supervision Information System (“IISIS”). One person can only be registered with the IISIS through one insurance broker.

An insurance broker may conduct the following insurance brokering businesses:

●	making insurance proposals, selecting insurance companies and handling the insurance application procedures for the insurance applicants;
●	assisting the insured or the beneficiary to claim compensation;
●	reinsurance brokering business;
●	providing consulting services to clients with respect to disaster and damage prevention, risk assessment and risk management; and
●	other business activities approved by the CIRC.

An insurance broker shall submit a written report to the CIRC through the IISIS and make public disclosure within five days from the date of occurrence of any of the following matters: (i) change of name, domicile or business premises; (ii) change of shareholders, registered capital or form of organization; (iii) change of names of shareholders or capital contributions; (iv) amendment to the articles of association; (v) equity investment, establishment of offshore insurance related entities or nonoperational organizations; (vi) division, merger and dissolution or termination of insurance brokering business activities of its branches; (vii) change of the primary person in charge of its branches other than provincial branches; (viii) being a subject of administrative or criminal penalties, or under investigation for suspected involvement in any violation of law or a crime; and (x) other reportable events prescribed by the CIRC.

The principal regulation governing insurance brokerage practitioners is the Provisions on the Supervision and Administration of Insurance Brokers, or the POSAIB, promulgated by the CIRC on February 1, 2018 and effective May 1, 2018, replacing the Measures for the Supervision and Administration of Insurance Brokerage Parishioners and Insurance Assessment Practitioners, which was issued by the CIRC on January 6, 2013 and effective on July 1, 2013. Under this regulation, insurance brokerage practitioners shall have the professional ability required for engaging in insurance brokerage business. Insurance brokers shall, in accordance with the relevant provisions, obtain registrations with the CIRC for their insurance brokerage practitioners, who can only obtain his or her registration through one insurance broker

Insurance broker and its practitioners are not allowed to sell non-insurance financial products, except for those products approved by relevant financial regulatory institutions and the insurance broker and its practitioners shall obtain relevant qualification in order to sell non-insurance related financial products that meets regulatory requirements.

Personnel of an insurance broker and its branches who engage in any of the insurance brokering businesses described above must comply with the qualification requirements prescribed by the CIRC. The senior managers of an insurance broker must meet specific qualification requirements set forth in the POSAIB.

During 2018, we acquired an insurance broker license. As of the date hereof, we have not engaged in any insurance brokerage business.

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

In addition, the State Administration for Taxation has issued circulars concerning employee share options, under which our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiary and VIE have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

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

Regulations Relating to Overseas Listing

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 24, 2021, the CSRC and relevant departments of the State Council published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or, collectively, the Draft Overseas Listing Regulations, which aim to regulate overseas securities offerings and listings by China-based companies, are available for public consultation. The Draft Overseas Listing Regulations aim to lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markers. The Draft Overseas Listing Regulations, among other things, stipulate that, after making initial applications with overseas stock markets for initial public offerings or listings, all China-based companies shall file with the CSRC within three working days. After completing the filing procedures for an overseas initial public offering and listing, for the purposes of implementing and strengthening the CSRC’s supervision, issuer will need to comply with continuous filing and reporting requirements after such offering and listing, among others, including the following: (i) a reporting obligation in respect of a material event which arose prior to such offering and listing, (ii) filing for follow-on offerings after the initial offering and listing, (iii) filing for share exchanges where by the issuer issues securities to acquire assets, and (iv) a reporting obligation for material events after the initial offering and listing. In a Q&A released on its official website, the respondent CSRC official indicated that the CSRC will start applying the filing requirements to new offerings and listings. New initial public offerings and refinancing by existing overseas listed Chinese companies will be required to go through the filing process. As for the other filings for the existing companies, the regulator will grant adequate transition period to complete their filing procedures. However, the Draft Overseas Listing Regulations were released for public comment only, there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules.

On April 2, 2022, the CSRC published the Provisions on Strengthening the Management of Confidentiality and Archives Related to the draft Overseas Issuance of Securities and Overseas Listing by Domestic Companies (Draft for Public Comments), or the Draft Archives Rules, for public comments. In the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services hereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests. Where a domestic company provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing entity, any document or material involving any state secret or any work secret of organs and organizations, it shall report to the competent authority for approval in accordance with the law, and submit to the secrecy administration department for filing. domestic companies shall not provide accounting records to an overseas accounting firm that has not performed the corresponding procedures. Securities companies and securities service organizations shall comply with the confidentiality and archive management requirements, and keep the documents and materials properly. Securities companies and securities service institutions that provide domestic enterprises with relevant securities services for overseas issuance and listing of securities shall keep such archives they compile within the territory of the PRC and shall not transfer such archives to overseas institutions or individuals, by any means such as carriage, shipment or information technology, without the approval of the relevant competent authorities. If the archives or duplicates of such archives are of important value to the state and society and needed to be taken abroad, approval shall be obtained in accordance with relevant provisions.

Regulations Related to Anti-Monopoly

The Anti-Monopoly Law took effect on 1 August 2008. Before the 2018 Institutional Reform Plan, the National Development and Reform Commission, or the NDRC, the SAIC, and the MOFCOM were the three PRC anti-monopoly enforcement authorities and the NDRC and the SAIC, had in recent years strengthened enforcement actions, including levying significant fines, with respect to cartel activity as well as abusive behavior of companies having market dominance. According to the 2018 Institutional Reform Plan, the anti-monopoly functions performed by the NDRC, the SAIC, and the MOFCOM were consolidated into the SAMR, which may place a profound impact on the PRC anti-monopoly law enforcement practice.

In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC, and MOFCOM under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

The Anti-Monopoly Law also provides a private right of action for competitors or users to bring anti-monopoly claims against companies. In recent years, an increased number of companies have been exercising their right to seek relief under the Anti-Monopoly Law. As public awareness of the rights under the Anti-Monopoly Law increases, more companies, including our competitors, business partners and customers, may resort to the remedies under the law to improve their competitive position, regardless of the merits of their claims. On 2 January 2020, the Draft Amendment to the Anti-Monopoly Law (Draft for Comment, or the Draft Amendment was issued by SAMR to seek public comments. Among others, the Draft Amendment provides that when determining an operator’s dominant market position in the field of Internet, network effect, economies of scale, lock-in effect and the ability of mastering and processing relevant data would be expressly taken into consideration, and further substantially raises maximum fines in gun-jumping cases to 10% of the sales revenue of the previous year. On 23 October 2021, the SCNP Congress issued a new Draft Amendment to the Anti-Monopoly Law (Revised Draft for Comment), or the Revised Draft Amendment to seek public comments. Among others, the Revised Draft Amendment provides that the State Council anti-monopoly enforcement agency may order the operators to stop the implementation of the concentration, to dispose of shares, assets, and the business within a period of time, or take other necessary measures to restore the state before the concentration, if operators have implemented the concentration and have or may have the effect of excluding or limiting competition. And a fine up to RMB5,000,000 may be imposed on operators if the concentration does not have the effect of excluding or limiting competition.

On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-monopoly Guidelines for the Platform Economy Sector, or the Anti-monopoly Guideline, aiming to improve anti-monopoly administration on online platforms. The Anti-monopoly Guideline, operating as the compliance guidance under the existing PRC anti-monopoly regulatory regime for platform economy operators, specifically prohibits certain acts of the platform economy operators that may have the effect of eliminating or limiting market competition, such as concentration of undertakings.

4.C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report. It omits certain entities that are immaterial to our results of operations, business and financial condition and also omits certain trusts and limited partnership enterprises we consolidate (see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Critical Accounting Policies, Judgments and Estimates, Consolidated Trusts, Consolidated Partnerships”). The relationships between, on the one hand, each of Beijing Ying Zhong Tong, Shenzhen Tangren, Shenzhen Xiaoying and Shenzhen Beier, and on the other, Beijing WFOE as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership.

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

Contractual Arrangements with Consolidated VIEs and Their Shareholders (“VIE Agreements”)

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

The contractual arrangements allow us to:

●	exercise effective control over our VIEs;
●	receive substantially all of the economic benefits of our VIEs; and

●	have an exclusive call option to purchase all or part of the equity interest in and/or assets of our VIEs when and to the extent permitted by laws.

As a result of these contractual arrangements, we are the primary beneficiary of the VIEs and their subsidiaries and, therefore, have consolidated the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

●	the ownership structure of the VIEs currently are in compliance with PRC laws or regulations currently in effect; and
●	the contractual arrangements among the VIEs and the shareholders of the VIEs, governed by PRC law currently are valid and binding under PRC law, and will not result in any violation of applicable PRC laws or regulations currently in effect, except that the pledge of equity in Shenzhen Tangren, which holds a financial guarantee license, and the pledge of equity in Shenzhen Beier would not be deemed validly created until they are registered with the competent administration for market regulation, and we may not be able to register the pledge of equity in Shenzhen Tangren and the pledge of equity in Shenzhen Beier, in which case we must rely on the equity pledge agreement to enforce the pledge.

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

4.D. Property, Plant and Equipment

Our corporate headquarters are located in Shenzhen, where we lease an area of approximately 5,198 square meters as of the date of this annual report. We also lease office space of approximately 1,400 square meters in Beijing and office space of approximately 800 square meters in Shanghai. We lease our premises from third parties under operating lease agreements. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

5.A. Operating Results

Impact of COVID-19

On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization (the “WHO”) declared the COVID-19 coronavirus outbreak a public health emergency of international concern and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. Our borrowers may negatively impacted by COVID-19, including healthcare, travel, offline education, franchising, auto/transportation and real estate/home furnishing sectors, may reduce their liquidity to repay the loans, which may materially adversely impact our loan performance. The loan facilitation amount may also decreased as our institutional funding partners adjusted their strategies due to pessimistic expectations.

Our results of operations were adversely affected by the COVID-19 especially during the first half year of 2020. In the early onset of the third quarter of 2020, our business was already on track for a steady recovery and our business operation has returned to the pre-COVID-19 pandemic level. In 2021, our operational and financial results continued to show progress against our strategic objectives. In 2019, 2020 and 2021, the total loans we facilitated amounted to RMB39,441 million, RMB29,676 million and RMB51,859 million, respectively. Our delinquency rate for all outstanding loans that were 31-60 days past due decreased from 2.40% as of December 31, 2019 to 0.79% as of December 31, 2020, and then increased to 1.48% as of December 31, 2021.

There are new confirmed COVID-19 cases reported in China in early 2022 and the recent COVID-19 resurgence in Chinese mainland has been in general stabilized and under control. There is no obvious adverse change in our loan performance due to the recent COVID-19 resurgence as of the date of this annual report. However, the potential impact brought by and the duration of the COVID-19 outbreak are difficult to assess or predict and the full impact of the virus on our operations will depend on many factors beyond our control. We have provided additional credit losses for accounts receivable and contract assets, other current assets and loans receivables in the year ended December 31, 2020 and 2021, due to the impact of COVID-19, other economic conditions and other factors. There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of COVID-19, possibility of another wave in China, the development and progress of distribution of COVID-19 vaccine and other medical treatment, the potential change in user behavior, especially on internet usage due to the prolonged impact of COVID-19, the actions taken by government authorities, particularly to contain the outbreak, stimulate the economy to improve business condition, almost all of which are beyond the Company’s control. As a result, certain of our estimates and assumptions, including the allowance for credit losses, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to our current estimates in future periods.

As of December 31, 2020 and 2021, we had cash and cash equivalents of RMB746.4 million and RMB584.8 million (US$91.8 million), respectively. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty.

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

The regulatory environment for the online personal finance industry in China is developing and evolving, creating both challenges and opportunities that could affect our financial performance. Due to the relatively short history of online personal finance industry in China, a comprehensive regulatory framework governing our industry is under development by the PRC government. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry” for details. While new laws and regulations or changes to existing laws and regulations could make facilitating loans to borrowers more difficult or expensive, or making such loan products more difficult for institutional funding partners to accept or on terms favorable to us, these events could also provide new product and market opportunities. We will continue to diversify our funding sources, expand our loan product mix and enhance our risk management to support our business growth.

Size of Borrower Base and Engagement

Our revenues are dependent on our ability to acquire new borrowers and retain existing borrowers. The size of our borrower base directly affects the total amount of loans we facilitate and in turn the service fees that we collect. The number of active borrowers on our platform decreased from 2,152,962 borrowers in 2019 to 1,663,737 borrowers in 2020, and then increased to 2,371,537 borrowers in 2021, of which 1,437,143, or 66.8%, 1,000,714, or 60.1% and 1,543,794, or 65.1% were new borrowers, respectively. In 2019, 2020 and 2021, we have facilitated RMB39,441 million, RMB29,676 million and RMB51,859 million of loans on our platform, respectively. The loan facilitation amount decreased in 2020 as we took a more stringent risk policy to address COVID-19 impact and increased in 2021 as our business is fully back on its growth trajectory amid the subsiding COVID-19 pandemic in China. We are a leading player in the online personal finance industry. To date, we rely on attractive fee rates, products and services to acquire new borrowers. We also utilize various marketing efforts to attract and retain borrowers. Our new borrower acquisition cost of each borrower for our loan products was RMB294 in 2019, RMB366 in 2020 and RMB401 in 2021. A change in our ability to attract or retain borrowers, or a change in the acquisition cost of such borrowers, may potentially affect our revenue and profitability.

Loan Pricing

Our revenue and profitability are subject to the terms of our loan products, including the rate of service fees or interest fees charged, loan durations and the size of loan products. To cater our loan products to each prime borrower segment, within each product category, we specify the amount of fees per transaction considering the type, size and duration of the loan product. Loan products of longer duration and larger size generally correspond to higher fees. We assign a credit assessment result to each prospective borrower leveraging on our proprietary credit scoring model, based on an applicant’s basic information, credit history and behavior data and assign a credit line. Going forward, we also expect to assign differentiated fee rates based on the credit assessment result of an applicant. The fee rate variation depends on various factors in the competitive market and our adjustment in pricing will impact our revenues and profitability, as our revenues are generated from the service fees or interest fees.

Ability to Maintain Effective Risk Management

Our ability to effectively assess the credit risk of borrowers and classify borrowers into appropriate risk profiles impacts our ability to attract and retain borrowers and institutional funding partners, both of which directly relate to users’ confidence in our platform. The delinquency rate for all outstanding loans on our platform that were 31-60 days past due decreased from 2.40% as of December 31, 2019 to 0.79% as of December 31, 2020, and then increase to 1.48% as of December 31, 2021. The primary reasons for an increase include (i) Xiaoying Card Loan has terms ranging from three to twelve months, and therefore would require several months to determine the delinquent effect, and (ii) borrowers have been negatively impacted by liquidity tightening since most of the consumer lending marketplaces took a more stringent risk control policy to address new regulation requirements. We intend to optimize our fraud detection capabilities, improve accuracy of our credit scoring model and enhance our collection effectiveness on a continuing basis through the combination of our big-data analytical capabilities and the increasing amount of data we accumulate through our operations. See “Item 4. Information on the Company—4.B. Business Overview—Risk Management” for details.

Ability to Maintain Stable Funding Sources and Diversify and Expand Our Funding Channels

Our revenue is dependent on our ability to maintain stable funding sources and diversify and continuously expand our funding sources. At the end of 2019, we ceased funding our loan products from our individual investors through Xiaoying Wealth Management platform. We actively expanded institutional funding, such as banks, consumer finance companies, trust companies and other institutions, and achieved 100% institutional funding for the new loans facilitated by the end of the second quarter of 2020. In May 2021, we obtained a network microcredit license from the Local Financial Regulatory Bureau of Shenzhen Municipality and started online microcredit business in July 2021. The availability of funds affects our liquidity and the amount of transactions that we will be able to facilitate. In 2019, 68.1% of the total funding for loans we facilitated were provided by individual investors, 26.6% were provided by corporate investors and institutional funding partners, and 5.3% were provided by our own funds. In 2020, 4.7% of the total funding for loans we facilitated were provided by individual investors, 95.3% were provided by institutional funding partners. In 2021, 98.0% of the total funding for loans we facilitated were provided by institutional funding partners, 2.0% were provided by our own funds.

The amount of funds invested by institutional funding partners significantly increased in 2020 and 2021. Our collaboration with institutional funding partners affects our ability to secure sufficient and stable funding sources. The interest charged by the institutional funding partners that we collaborate impacts our pricing strategy and profitability. In light of the requirements under Circular 141 and Circular 57 promulgated in December 2017, we have reviewed and adjusted our cooperation with banking financial institution partners, such as suspending certain cooperation, to better comply with the applicable regulatory requirements. However, as we have strong funding capabilities to attract and retain various institutional funding partners, we believe adjustment in our cooperation with banking financial institution partners would not have any material and adverse impact on our business operations.

Relationship with Financial Institutional cooperators

Our collaboration with financial institutional cooperators is an important factor affecting our results of operations. We benefit from the protection of credit insurance or guarantee service which is provided by our financial institutional cooperators, including ZhongAn and external financing guarantee companies, to investors or institutional funding in the event of borrower’s default. ZhongAn is a listed company on Hong Kong Stock Exchange since September 2017. Substantially all of our financing guarantee partners have at least AA credit rating issued by rating companies including China Lianhe Credit Rating Co., Ltd., China Chengxin Credit Management Co., Ltd. and Shenzhen Lianhe Credit Information Service Co., Ltd. Our financing guarantee partners provide guarantee services covering both the North China and South China areas, most of which have a registered capital of more than RMB1 billion. Our financial institutional cooperators’ strong brand recognition in China assists us in expanding our institutional funding base at reasonable expenses.

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

Loan Performance

Delinquency Rate by Balance

We define delinquency rate as the balance of the outstanding principal and accrued outstanding interest for loans that were 31 to 60 days past due as a percentage of the total balance of outstanding principal and accrued outstanding interest for the loans we facilitated as of a specific date. Loans that are delinquent for more than 60 days are charged-off and excluded in the calculation of delinquency rate by balance, except for Xiaoying Housing Loan. As Xiaoying Housing Loan is a secured loan product and we are entitled to payment by exercising our rights to the collaterals, we do not exclude Xiaoying Housing loan delinquent for more 60 days from the calculation of delinquency rate by balance. Xiaoying Housing Loan was launched in July 2015 and ceased in February 2019, and all the outstanding loan balance of housing loan as of December 31, 2021 were overdue more than 60 days. To make the delinquency rate by balance comparable, we exclude Xiaoying Housing Loan in the calculation of delinquency rate as of December 31, 2021. The following table provides the delinquency rates for all outstanding loans on our platform and by major products as of the respective dates indicated.

	December 31,
	2019	2020	2021
Delinquent for 31-60 days
All outstanding loans	2.40%	0.79%	1.48%
Xiaoying Credit Loan	2.69%	0.73%	1.48%
Xiaoying Revolving Loan(1)	2.05%	2.54%	100.00%
Xiaoying Housing Loan	0.00%	0.00%	N/A
Loan facilitation services to other platforms	0.01%	0.00%	N/A

Notes:

(1)	We have ceased the operation of Xiaoying Revolving Loan in 2020. The delinquency rate for Xiaoying Revolving Loan that were 31-60 days past due was 100% as of December 31, 2021, which is because the balance of the outstanding principal and accrued outstanding interest for loans that were 31 to 60 days past due equals the total balance of outstanding principal and accrued outstanding interest for the loans we facilitated.

To make the delinquency rate by balance comparable to our peers, we also define the delinquency rate as the balance of the outstanding principal and accrued outstanding interest for loans that were 31 to 90 and 91 to 180 days past due as a percentage of the total balance of outstanding principal and accrued outstanding interest for the loans we facilitated as of a specific date. Loans that are delinquent for more than 180 days are excluded in the calculation of delinquency rate by balance, except for Xiaoying Housing Loan. Xiaoying Housing Loan was launched in July 2015 and ceased in February 2019, and all the outstanding loan balance of housing loan as of December 31, 2021 were overdue more than 180 days. To make the delinquency rate by balance comparable, we exclude Xiaoying Housing Loan in the calculation of delinquency rate as of December 31, 2021. The following table provides the delinquency rates for all outstanding loans on our platform and by major products as of the respective dates indicated.

	Delinquent for
	31 - 90 days	91 - 180 days
December 31, 2019
All outstanding loans	4.05%	5.11%
Xiaoying Credit Loan	4.56%	5.92%
Xiaoying Revolving Loan	3.29%	2.51%
Xiaoying Housing Loan	0.00%	0.76%
Loan facilitation services to other platforms	0.02%	0.00%
December 31, 2020
All outstanding loans	1.50%	2.53%
Xiaoying Credit Loan	1.38%	2.10%
Xiaoying Revolving Loan	4.93%	14.34%
Xiaoying Housing Loan	0.00%	0.00%
Loan facilitation services to other platforms	0.00%	0.00%
December 31, 2021
All outstanding loans	2.65%	2.62%
Xiaoying Credit Loan	2.65%	2.62%
Xiaoying Revolving Loan(1)	4.52%	95.48%
Xiaoying Housing Loan	N/A	N/A
Loan facilitation services to other platforms	N/A	N/A

Notes:

(1)	We have ceased the operation of Xiaoying Revolving Loan in 2020. The delinquency rates for Xiaoying Revolving Loan that were 31-90 days past due plus the delinquency rates that were 91-180 days past due were equal to 100% as of December 31, 2021, which is because the balances of the outstanding principal and accrued outstanding interest for loans that were 31 to 180 days past due equal the total balance of outstanding principal and accrued outstanding interest for the loans we facilitated.

The delinquency rate for all outstanding loans on our platform that were 31-60 days past due decreased from 2.40% as of December 31, 2019 to 0.79% as of December 31, 2020, and then increased to 1.48% as of December 31, 2021. The delinquency rate for all outstanding loans on our platform that were 31-90 days past due increased from 4.05% as of December 31, 2019 to 1.50% as of December 31, 2020, and then increased to 2.65% as of December 31, 2021. The delinquency rate for all outstanding loans on our platform that were 91-180 days past due decreased from 5.11% as of December 31, 2019 to 2.53% as of December 31, 2020, and then increased to 2.62% as of December 31, 2021. The primary reasons for the increase include (i) Xiaoying Card Loan has terms ranging from three to twelve months, and therefore would require several months to see the delinquent effect, and (ii) borrowers have been negatively impacted by liquidity tightening since most of the consumer lending marketplaces took a more stringent risk policy to address new regulation requirements.

Delinquency Rate by Vintage of Xiaoying Credit Loan

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

The following chart displays the historical cumulative 91-day plus past due delinquency rates by loan origination vintage for all continuing Xiaoying Credit Loan facilitated through our platform up to December 31, 2021, excluding the Xiaoying Professional Loan with a term of two to three years and the Xiaoying Preferred Loan with a term of three years.

The change in such delinquency rate of Xiaoying Credit Loan was primarily due to (i) Xiaoying Card Loan has terms ranging from three to twelve months, and therefore would require several months to see the delinquent effect, and (ii) borrowers have been negatively impacted by liquidity tightening since most of the consumer lending marketplaces took a more stringent risk policy to address new regulation requirements.

Funding

We used to obtain funding directly from individual investors and corporate investors where they can invest in loans listed on our Xiaoying Wealth Management platform by choosing the loan products with their desired term and interest rate. Currently we obtain funding from institutional funding partners such as banks, consumer finance companies, trust companies and other institutions. In May 2021, we obtained a network microcredit license from the Local Financial Regulatory Bureau of Shenzhen Municipality and started online microcredit business in July 2021.

In 2019, 68.1% of the total funding for loans we facilitated were provided by individual investors, 26.6% were provided by corporate investors and institutional funding partners, and 5.3% were provided by our own funds. In 2020, 4.7% of the total funding for loans we facilitated were provided by individual investors, 95.3% were provided by institutional funding partners. In 2021, 98.0% of the total funding for loans we facilitated were provided by institutional funding partners and 2.0% were provided by our own capital.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues
Loan facilitation service—Direct Model	1,986,003	64.3%	1,266,533	57.8%	2,545,432	399,434	70.2%
Loan facilitation service- Intermediary Model	238,867	7.7%	41,373	1.9%	161	25	0.0%
Post-origination service	330,695	10.7%	203,842	9.3%	315,590	49,523	8.7%
Financing income	408,401	13.2%	612,863	27.9%	671,901	105,436	18.5%
Other revenue	124,084	4.1%	68,346	3.1%	93,381	14,654	2.6%
Total net revenue	3,088,050	100.0%	2,192,957	100.0%	3,626,465	569,072	100%
Operating costs and expenses:
Origination and servicing	1,634,822	52.9%	2,071,506	94.4%	1,963,006	308,038	54.1%
General and administrative	227,481	7.4%	179,226	8.2%	187,858	29,479	5.2%
Sales and marketing	103,158	3.3%	35,629	1.6%	20,830	3,269	0.6%
(Reversal of) provision for contingent guarantee liabilities	7,748	0.3%	881	0.0%	(24)	(4)	(0.0)%
Provision for accounts receivable and contract assets	241,187	7.8%	121,485	5.5%	77,248	12,122	2.1%
(Reversal of) provision for loan receivable from Xiaoying Housing Loans	23,431	0.8%	17,994	0.8%	(378)	(59)	(0.0)%
Provision for loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans	37,643	1.2%	227,210	10.4%	76,395	11,988	2.1%
Impairment losses on deposits to institutional cooperators:
(Reversal of) provision for credit losses on deposits to institutional cooperators	—	—	10,318	0.5%	(8,291)	(1,301)	(0.2)%
Impairment loss on deposits to institutional cooperators	—	—	960,000	43.8%	—	—	—
Reversal of provision of credit losses for other financial assets	—	—	(975)	0.0%	(1,223)	(192)	(0.0)%
Total operating expenses	2,275,470	73.7%	3,623,274	165.2%	2,315,421	363,340	63.9%
Income (loss) from operations	812,580	26.3%	(1,430,317)	(65.2)%	1,311,044	205,732	36.1%
Interest income (expense), net	19,386	0.6%	21,724	1.0%	19,709	3,093	0.5%
Foreign exchange gain	616	—	15,399	0.7%	5,147	808	0.1%
Investment loss	(12,538)	(0.4)%	—	—	—	—	—
Change in fair value of financial guarantee derivative	(246,372)	(8.0)%	(163,670)	(7.5)%	(170,339)	(26,730)	(4.7)%
Fair value adjustments related to Consolidated Trusts	64,163	2.1%	(57,380)	(2.6)%	(7,267)	(1,140)	(0.2)%
Other income (loss), net	26,080	0.9%	12,710	0.6%	32,506	5,101	1.0%
Income (Loss) before income taxes and gain (loss) from equity in affiliates	663,915	21.5%	(1,601,534)	(73.0)%	1,190,800	186,864	32.8%
Income tax benefit (expense)	93,103	3.0%	299,879	13.7%	(368,735)	(57,862)	(10.2)%
Gain (loss) from equity in affiliates, net of tax	17,458	0.6%	(6,806)	(0.3)%	3,342	524	0.1%
Net income (loss)	774,476	25.1%	(1,308,461)	(59.6)%	825,407	129,526	22.7%

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net Revenues

The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented:

	For the Year Ended December 31,
	2020		2021
	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues
Loan facilitation service—Direct Model	1,266,533	57.8%	2,545,432	399,434	70.2%
Loan facilitation service—Intermediary Model	41,373	1.9%	161	25	0.0%
Post-origination service	203,842	9.3%	315,590	49,523	8.7%
Financing income	612,863	27.9%	671,901	105,436	18.5%
Other revenue	68,346	3.1%	93,381	14,654	2.6%
Total net revenue	2,192,957	100.0%	3,626,465	569,072	100%

Loan Facilitation Service-Direct Model and Loan Facilitation Service-Intermediary Model

Loan facilitation service fees under the direct model increased from RMB1,266.5 million in 2020 to RMB2,545.4 million (US$399.4 million) in 2020, primarily due to an increase in the amount of Xiaoying Card Loan facilitated through the direct model in 2021.

Loan facilitation service fees under the intermediary model decreased from RMB41.4 million in 2020 to RMB0.2 million (US$0.03 million) in 2021, primarily due to the fact that substantially all of the institutional funding partners invested their funds in the loans facilitated under the direct model and/or the trust model, depending on their investment strategies.

Post-origination Service

Post-origination service fees increased from RMB203.8 million in 2020 to RMB315.6 million (US$49.5 million) in 2021, primarily due to the cumulative effect of increased volume of loans facilitated during the year. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

Financing Income

Financing income increased from RMB612.9 million in 2020 to RMB671.9 million (US$105.4 million) in 2021, primarily due to a change in the product mix resulting from an increase in revenue generated by Xiaoying Card Loan in 2021 compared with 2020, which carried a higher service fee rate; and also partially offset by a decrease in average loan balances held by the Company.

Other Revenue

Other revenue increased from RMB68.3 million in 2020 to RMB93.4 million (US$14.7 million) in 2021, primarily due to an increase in technology service fees received for providing assistant technology development services and referral service fee for introducing borrowers to other platforms.

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our total revenues, for the periods presented.

	For the Year Ended December 31,
	2020		2021
	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating costs and expenses:
Origination and servicing	2,071,506	94.4%	1,963,006	308,038	54.1%
General and administrative	179,226	8.2%	187,858	29,479	5.2%
Sales and marketing	35,629	1.6%	20,830	3,269	0.6%
(Reversal of) provision for contingent guarantee liabilities	881	0.0%	(24)	(4)	(0.0)%
Provision for accounts receivable and contract assets	121,485	5.5%	77,248	12,122	2.1%
(Reversal of) provision for loan receivable from Xiaoying Housing Loans	17,994	0.8%	(378)	(59)	(0.0)%
Provision for loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans	227,210	10.4%	76,395	11,988	2.1%
Impairment losses on deposits to institutional cooperators:
(Reversal of) provision for credit losses on deposits to institutional cooperators	10,318	0.5%	(8,291)	(1,301)	(0.2)%
Impairment loss on deposits to institutional cooperators	960,000	43.8%	—	—	—
Reversal of provision for credit losses for other financial assets	(975)	0.0%	(1,223)	(192)	(0.0)%
Total operating expenses	3,623,274	165.2%	2,315,421	363,340	63.9%

Origination and servicing expenses

Origination and servicing expenses decreased from RMB2,071.5 million in 2020 to RMB1,963.0 million (US$308.0 million) in 2021, primarily due to the decline in collection expenses resulting from the asset quality improvement and a decrease in interest expenses related to a decline in average loan balances held by the Company, and partially offset by the increase in commission fees resulting from the increased in total loan amount facilitated and provided in 2021.

General and administrative expenses

General and administrative expenses increased from RMB179.2 million in 2020 to RMB187.9 million (US$29.5 million) in 2021, primarily due to the increase in share-based compensation expenses.

Sales and marketing expenses

Sales and marketing expenses decreased from RMB35.6 million in 2020 to RMB20.8 million (US$3.3 million) in 2021, primarily due to a continuing cost reduction in promotional and advertising activities in the first half of 2021.

Provision for Accounts Receivable and Contract Assets

Provision for accounts receivable and contract assets decreased from RMB121.5 million in 2020 to RMB77.2 million (US$12.1 million) in 2021, primarily due to a decrease in the average estimated default rate compared with 2020.

Provision for loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans

Provision for loan receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans decreased from RMB227.2 million in 2020 to RMB76.4 million (US$12.0 million) in 2021, primarily due to a decrease in the average estimated default rate compared with 2020, and partially offset by an increase in loans facilitated under Intermediary Model – Partnership Model and an increase in loans provided by our own fund from our microcredit business.

Change in Fair Value of Financial Guarantee Derivative

Change in fair value of financial guarantee derivative increased from RMB163.7 million in 2020 to RMB170.3 million (US$26.7 million) in 2021, primarily due to an increase of the estimated payment to financial institutional cooperators based on the pre-agreed cap from RMB1,796.4 million in 2020 to RMB2,139.7 million in 2021 and partially offset by the decline of the estimated net default rate.

Fair Value Adjustment Related to Consolidated Trusts

Fair value adjustment related to the Consolidated Trusts consists of the net change in the fair value of loans and payables to investors in the Consolidated Trusts. We recorded loss of fair value adjustments related to Consolidated Trusts of RMB57.4 million and RMB7.3 million (US1.1 million) for the year ended December 31, 2020 and 2021, respectively.

Income Tax Benefit (Expense)

Income tax expense in 2021 was 368.7 million (US$57.9 million), compared with income tax benefit of RMB299.9 million in 2020, primarily due to (i) the taxable income generated in 2021 compared with an increase net operating losses that can be carried forward to future years in 2020; and (ii) an increase of valuation allowance for the portion of the deferred tax assets that is not more likely than not to be realized

Net Income (Loss)

As a result of the foregoing, our net income in 2021 was RMB825.4 million (US$129.5 million) , compared with net loss of RMB1,308.5 million in 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net Revenues

The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented:

	For the Year Ended December 31,
	2019		2020
	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues
Loan facilitation service—Direct Model	1,986,003	64.3%	1,266,533	194,105	57.8%
Loan facilitation service—Intermediary Model	238,867	7.7%	41,373	6,341	1.9%
Post-origination service	330,695	10.7%	203,842	31,240	9.3%
Financing income	408,401	13.2%	612,863	93,925	27.9%
Other revenue	124,084	4.1%	68,346	10,475	3.1%
Total net revenue	3,088,050	100.0%	2,192,957	336,086	100.0%

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

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our total revenues, for the periods presented.

	For the Year Ended December 31,
	2019		2020
	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating costs and expenses:
Origination and servicing (1)	1,634,822	52.9%	2,071,506	317,472	94.4%
General and administrative (1)	227,481	7.4%	179,226	27,468	8.2%
Sales and marketing	103,158	3.3%	35,629	5,460	1.6%
Provision for contingent guarantee liabilities	7,748	0.3%	881	135	0.0%
Provision for accounts receivable and contract assets	241,187	7.8%	121,485	18,618	5.5%
Provision for loan receivable from Xiaoying Housing Loans	23,431	0.8%	17,994	2,758	0.8%
Provision for loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans	37,643	1.2%	227,210	34,821	10.4%
Impairment losses on deposits to institutional cooperators:
Provision for deposits to institutional cooperators	—	—	10,318	1,581	0.5%
Impairment loss on deposits to institutional cooperators	—	—	960,000	147,126	43.8%
Credit losses for other financial assets	—	—	(975)	(148)	(0.0)%
Total operating expenses	2,275,470	73.7%	3,623,274	555,291	165.2%

Note (1): To better reflect the origination and servicing expenses incurred in connection with the loans facilitated through the Consolidated Trusts, the management fees paid to third party trust companies, amounting to RMB62.4 million compared with RMB17.4 million in 2019, have been reclassified from general and administrative expenses to origination and servicing expenses. The comparative figures have been reallocated to conform with the current period’s classification.

Origination and Servicing Expenses

Origination and servicing expenses increased from RMB1,634.8 million in 2019 to RMB2,071.5 million (US$317.5 million) in 2020, mainly due to an increase in collection expenses resulting from a more active policy taken to address the impact of COVID-19 and an increase in interest expense related to financing income. The increase was also effected by the insurance cost occurred during the year. For certain loans that were newly facilitated in 2020, our institutional funding partners are required to enter into an insurance agreement with ZhongAn to pay the insurance premiums. To attract institutional funding and maintain a relatively low funding cost, we at our sole discretion paid the insurance premiums for our institutional funding partners.

General and Administrative Expenses

General and administrative expenses decreased from RMB227.5 million in 2019 to RMB179.2 million (US$27.5 million) in 2020, mainly due to a decrease in share-based compensation expenses.

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

Provision for loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans

Provision for loan receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans increased from RMB37.6 million in 2019 to RMB227.2 million (US$34.8 million) in 2020, primarily due to an increase in loans facilitated under intermediary model (Non-Trust Model). Such loans were transferred to external investors with recourse to us, which did not qualify for sale accounting, and therefore were subject to impairment assessment in our consolidated financial statements.

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

Discussion of Key Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheet as of December 31, 2019, 2020 and 2021. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Assets
Cash and cash equivalents	1,005,980	746,388	584,762	91,762
Restricted cash	514,323	852,134	407,276	63,910
Accounts receivable and contract assets, net	771,154	413,307	747,480	117,296
Loans receivable from Xiaoying Credit Loans and Revolving Loans, net	289,553	1,236,026	2,484,073	389,805
Loan receivable from Xiaoying Housing Loans, net	89,536	47,490	12,083	1,896
Loans at fair value	2,782,333	1,585,732	389,679	61,149
Deposits to institutional cooperators, net	518,720	907,923	1,500,407	235,447
Prepaid expenses and other current assets	707,450	403,776	213,127	33,444
Financial guarantee derivative	719,962	297,928	11,817	1,854
Deferred tax assets, net	465,441	605,656	274,869	43,133
Long-term investments	292,142	295,615	560,038	87,882
Financial investments	—	6,000	82,844	13,000
Property and equipment, net	20,139	11,137	6,188	971
Intangible assets, net	35,127	37,440	36,817	5,777
Other non-current assets	68,772	51,458	31,279	4,910
Total Assets	8,280,632	7,498,010	7,342,739	1,152,236
Liabilities
Payable to investors at fair value	3,006,349	1,914,184	462,714	72,610
Payable to institutional funding partners	—	1,460,395	1,487,379	233,402
Guarantee liabilities	17,475	9,790	—	—
Financial guarantee derivative	—	130,442	565,953	88,810
Short-term borrowings	—	350,545	166,500	26,127
Accrued payroll and welfare	63,649	34,781	44,605	6,999
Other tax payable	58,087	73,077	219,544	34,452
Income tax payable	340,995	75,917	117,148	18,383
Deposit payable to channel cooperators	108,923	21,472	21,012	3,297
Accrued expenses and other current liabilities	274,440	323,748	268,967	42,207
Other non-current liabilities	42,300	27,615	12,022	1,887
Deferred tax liabilities	1,309	—	—	—
Total Liabilities	3,913,527	4,421,966	3,365,844	528,174

Accounts receivable and contract assets, net. Accounts receivable and contract assets consist primarily of the service fees earned from our customers. Our accounts receivable and contract assets increased by 80.9% from RMB413.3 million as of December 31, 2020 to RMB747.5 million (US$117.3 million) as of December 31, 2021, primarily due to an increase in the total loan amount facilitated of Xiaoying Card Loan in 2021 compared with 2020. Our accounts receivable and contract assets decreased by 46.4% from RMB771.1 million as of December 31, 2019 to RMB413.3 million as of December 31, 2020

Loans receivable from Xiaoying Credit Loans and Revolving Loans, net. For those loans that we provides credits to borrowers using its own fund but fail to have certain marketing plans to transfer, or those transfer of loans that fails to meet to criteria of true sale under ASC 860 (see accounting policy under “Sale and Transfers of Financial Instruments”), they are accounted for as loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans. Our loans receivable from Xiaoying Credit Loans and Revolving Loans increased from RMB1,236.0 million as of December 31, 2020 to RMB2,484.1 million as of December 31, 2021, primarily due to an increase in loans facilitated under Intermediary Model -- Partnership Model and an increase in loans provided by our own fund from our microcredit business. Our loans receivable from Xiaoying Credit Loans and Revolving Loans increased from RMB289.6 million as of December 31, 2019 to RMB1,236.0 million as of December 31, 2020

Loans at fair value. Loans at fair value consist primarily of the loans underlying our Consolidated Trusts. Our loans at fair value decreased from RMB1585.7 million as of December 31, 2020 to RMB389.7 million (US$61.1 million) as of December 31, 2021, primarily due to the termination of a portion of the Consolidated Trusts administered by unrelated third party trust companies that were offered to investors through our Consolidated Trust business. Our loans at fair value decreased from RMB2,782.3 million as of December 31, 2019 to RMB1585.7 million as of December 31, 2020

Deposits to institutional cooperator. Deposits to cooperators relate to the pledged cash to our financial institutional cooperators and the amount of deposit is separately agreed with each institutional cooperator. The deposits paid to our financial institutional cooperators increased from RMB907.9 million as of December 31, 2020 to RMB1,500.4 million (US$235.4 million) as of December 31, 2021, primarily due to an increase in the total loan amount facilitated in 2021. The deposits paid to our financial institutional cooperators increased from RMB518.7 million as of December 31, 2019 to RMB907.9 million as of December 31, 2020. As one of the risk management measures, our financial institutional cooperators started to request deposits from us since November, 2019.

Financial investment. We invested in an aggregate amount of US$13 million in certain limited partnership interests in Dragonfly Ventures II, L.P. and IOSG Fund II L.P. in 2021, which governed under the laws of the Cayman Islands. Both of them are focusing on the blockchain industry investment with their long-term value investment strategy and research-driven process. We believe that those investments can bring an opportunity of exploring innovative technologies and the potential for improved profitability in long term, which is in line with the Company’s business strategies. As a limited partner, we do not have ability to take in the control or management of the affairs or the conduct of the business of both partnerships.

Prepaid expenses and other current assets. Prepaid expenses and other current assets decreased from RMB403.8 million as of December 31, 2020 to RMB213.1 million (US$33.4 million) as of December 31, 2020, primarily due to the repayment of earnings rights associated with loan assets, amounting to RMB160 million and the decrease of prepaid expenses to various service providers in 2021. Prepaid expenses and other current assets decreased from RMB707.5 million as of December 31, 2019 to RMB403.8 million as of December 31, 2020

Payable to institutional funding partners, net. As a result of the failure of satisfying the criteria of true sale under ASC 860, the corresponding considerations received from the institutional funding partners were recorded in “Payable to institutional funding partners” in the consolidated balance sheet. The considerations received by us were determined based on the outstanding loan balances on the transaction dates. As we entitles them to receive a fixed interest rate in the loans which the institutional funding partners purchased, an accrued interest expenses payable to them was also recorded in “Payable to institutional funding partners” in the consolidated balance sheet. As of December 31, 2019, 2020 and 2021, payable to institutional funding partners was nil, RMB1,460.4 million and RMB1,487.4 million (US$233.4 million) respectively.

Payable to investors at fair value. Our payable to investors at fair value were RMB1,914.2 million and RMB462.7 million (US$72.6 million) as of December 31, 2020 and 2021 respectively, primarily due to the termination of a portion of the Consolidated Trusts administered by unrelated third party trust companies that were offered to investors and institutional funding partners through our Consolidated Trust business. Our payable to investors at fair value were RMB3,006.3 million and RMB1,914.2 million as of December 31, 2019 and 2020 respectively.

Financial Guarantee Derivative. For most of newly facilitated Xiaoying Card Loans and Xiaoying Revolving Loans, our exposure is limited to the contractual guarantee fee that we cannot collect under the agreement from the borrower as a result of default or prepayment but are still obligated to compensate our financial institutional cooperators based on the contractual guarantee fee up to the pre-agreed cap. The derivative liability is increased by the guarantee fees collected from the borrowers upon receipt as we expect all the fees to be ultimately paid to our financial institutional cooperators. When we settle the guarantee liability through performance of the guarantee by making payments to our financial institutional cooperators, we record a corresponding deduction to the derivative liability. As of December 31, 2019, 2020 and 2021, financial guarantee derivatives has an asset position of RMB720.0 million, RMB297.9 million and RMB11.8 million (US$1.9 million) respectively, primarily due to the time lag between the payments to certain financial institutional cooperators and the collection of monthly guarantee service fees from borrowers. The cumulative amount paid to those financial institutional cooperators was greater than the cumulative monthly guarantee service fees collected from borrowers. However, the total amount paid to those financial institutional cooperators was still within the pre-agreed Cap. The pre-agreed Cap was determined based on the market price and negotiated after a certain period of observation of the industry environment and economic risk to Company. The excess is expected to be fully collected from the borrowers during the remaining term of the underlying loans. As of December 31, 2019, 2020 and 2021, financial guarantee derivatives has a liability position of nil, RMB130.4 million and RMB566.0 million (US$88.8 million) respectively.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 2.5% and 0.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Revenue recognition

We provide services as an online marketplace connecting borrowers and investors or institutional funding partners primarily through the use of two business models. The major products offered by us include Xiaoying Credit Loan and Xiaoying Revolving Loan. Xiaoying Credit Loan mainly consists of Xiaoying Card Loan and Xiaoying Preferred Loan products. The major product under the category Xiaoying Revolving Loan is Yaoqianhua which was previously named as Xiaoying Wallet. We ceased facilitation of Xiaoying Preferred Loan in 2019, and ceased facilitation of Xiaoying Revolving Loan in 2020. Revenue is the transaction price we expect to be entitled to in exchange for the promised services in a contract in the ordinary course of our activities and is recorded net of value-added tax. The services to be accounted for include loan facilitation service, post-origination service (e.g. cash processing and collection services) and guarantee service.

The direct model involves matching borrowers with investors or institutional funding partners who directly funds the credit drawdowns to the borrowers. We have determined that we are not the legal lender or borrower in the loan origination and repayment process, but act as an intermediary to bring the lender and the borrower together. Therefore, we do not record the loans receivable or payable arising from the loans facilitated between the investors or institutional funding partners and borrowers on our platform.

The intermediary model involves us initially providing credit to borrowers using our own funds through an intermediary and subsequently selling the loans, including all of the creditor rights in the loans to external investors or institutional funding partners on our platform within a short period of time.

Loans we facilitate typically have a term of less than 1 year. For each loan facilitated either through the direct model or intermediary model, we charge a service fee from the borrower indirectly through one of our VIEs, Shenzhen Tangren or external financing guarantee company or from institutional funding partner directly. No application fee is charged to borrowers or investors or institutional funding partners. For the loans we is entitled to the full service fee regardless of whether the borrowers choose to early repay or not, we has the unconditional right to the consideration. For the loans facilitated with borrowers who have the option of early repayment and upon termination they do not have the obligation to pay the remaining monthly service fees, our right to consideration for the service fees of facilitation service is conditional on whether or not the borrowers repay in advance. At contract inception, we determine that the collection of service fees is probable based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination.

In order to be more competitive by providing a certain level of assurance to the investors or institutional funding partners, for certain loans facilitated by our platform, either borrowers or institutional investors or institutional funding partners are required to directly sign a credit insurance agreement with ZhongAn to protect investors or institutional funding partners against the risk of borrower default.

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

From September 2017, we revised the arrangement with ZhongAn on substantially all of the Xiaoying Credit Loans. Starting from 2020, we enter into a series of arrangements with various external financing guarantee companies, which is similar to the revised arrangement with ZhongAn.

For certain Xiaoying Card Loans newly facilitated since September 2017 and certain Xiaoying Revolving Loans that are repaid in installments by borrowers, borrowers are required to enter into a guarantee agreement with us and an insurance/guarantee agreement with ZhongAn/financing guarantee companies, to pay the guarantee fee and insurance fee to the respective party at a pre-agreed rate. For certain loans that were newly facilitated in 2020, borrowers are required to enter into a guarantee agreement with us to pay the guarantee fee at a pre-agreed rate while at the same time, it is the institutional investors who enter into an insurance agreement with ZhongAn and we voluntarily pay the insurance fee to ZhongAn. The obligation/ credit risk/ exposure of us and ZhongAn to compensate the defaulted loans has no change. Upon borrower’s default, ZhongAn/financing guarantee companies reimburse the full loan principal and interest to the investors or institutional funding partners first, and has the right to recourse to both the borrower and us, but our contractual obligation at any time is limited to a cap (the “Cap”) which is the lower of (1) total amount of guarantee fees contractually required to be collected from the borrowers for such loans facilitated during the current period on an aggregated basis, and (2) a certain percentage of the total principal of the loans facilitated stated in annualized manner, as pre-agreed with ZhongAn/financing guarantee companies (the “Rate”). The contractual guarantee fees in (1) is not influenced by default or early repayment of borrowers. We have no obligation or intention to compensate ZhongAn/financing guarantee companies for any losses in excess of the contractual obligation. The Rate will be negotiated prospectively at each quarter between the two parties based on the expected default rate. The actual loss in excess of the Cap was absorbed by ZhongAn/financing guarantee companies. ZhongAn/financing guarantee companies ultimately bear substantially all of the credit risk. Our exposure in this arrangement is limited to the default and prepayment risk in relation to the guarantee fee when we cannot collect the guarantee fee under the agreement with the borrower on an individual basis but is still obligated to compensate ZhongAn/financing guarantee companies up to the Cap on a pool basis. We evaluated the guarantee arrangement pursuant to ASC Topic 815 and concluded that the arrangement meets the definition of a derivative and that it is not eligible for the guarantee scope exception. Therefore, the guarantee is recognized as a derivative liability/asset at fair value and is not accounted for pursuant to ASC Topic 460 or 450.

For other Xiaoying Preferred Loan products newly facilitated from September 2017, the borrowers are required to enter into an insurance agreement with ZhongAn only at a rate set by ZhongAn. No separate guarantee agreement is signed by the borrower with us and no additional guarantee fee is charged from the borrower. Upon borrower’s default, ZhongAn reimburses the full loan principal and interest to the investor or institutional funding partner. We collect the defaulted amount from borrowers on behalf of ZhongAn but has no obligation and it is no longer our intention to compensate ZhongAn for the defaulted loan principal and interest not subsequently collected in the future. ZhongAn is fully liable for all the borrower’s credit risk associated with the defaulted principal and interest of the loan. Therefore for these loans, we provide loan facilitation and post-origination services but no longer provides guarantee service. We do not record guarantee liabilities associated with these loans or corresponding account receivables from guarantee services. Under the Direct Model, the total transaction price is directly allocated to the facilitation service and post-origination service. Under the Intermediary—non-trust model, upon transfer of the loan to third party investors, we recognize the difference between (1) the proceeds received from the investors and accounts receivable and (2) the carrying value of the loan as a gain of sale, which effectively represents the service fees earned from facilitation of the loans under Intermediary Model, as the “Loan facilitation service—Intermediary Model” in the consolidated statements of comprehensive income (loss). We ceased facilitation of Xiaoying Preferred Loan in October 2019.

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

To achieve that core principle, we apply the following steps:

●	Step 1: Identify the contract(s) with a customer
●	Step 2: Identify the performance obligations in the contract
●	Step 3: Determine the transaction price
●	Step 4: Allocate the transaction price to the performance obligations in the contract
●	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

We determine our customers to be both the borrowers and the investors or institutional funding partners. We consider the loan facilitation service, guarantee service and post-origination service as three separate services, of which, the guarantee service is accounted for in accordance with ASC Topic 460, Guarantees . While the post-origination service is within the scope of ASC Topic 860, the ASC Topic 606 revenue recognition model is applied due to the lack of definitive guidance in ASC Topic 860. The loan facilitation service and post-origination service are two separate performance obligations under ASC 606, as these two deliverables are distinct in that customers can benefit from each service on its own and our promises to deliver the services are separately identifiable from each other in the contract.

We determine the total transaction price to be the service fees chargeable from the borrowers indirectly through one of our VIEs, Shenzhen Tangren or external financing guarantee companies or from certain institutional funding partners directly, including the guarantee fees charged by us under the separate guarantee agreement with the borrowers for certain type of Xiaoying Card Loans that are newly facilitated since September 2017. Our transaction price includes variable consideration in the form of default risk of the borrowers for the service fees collected from certain institutional funding partners or through external financing guarantee companies and prepayment risk of the borrowers. We reflect, in the transaction price, the default risk and the prepayment risk. We estimates variable consideration for these contracts using the expected value approach on the basis of historical information and current trends of the default and prepayment percentage of the borrowers. The transaction price is allocated amongst the guarantee service, if any, and two performance obligations.

We first allocate the transaction price to the guarantee liabilities or financial guarantee, if any, that is recognized in accordance with either (1) ASC Topic 460, Guarantees which requires the guarantee to be measured initially at fair value based on the stand-ready obligation, or (2) ASC Topic 815 which requires the guarantee to be measured initially and subsequently at fair value. Then the remaining considerations are allocated to the loan facilitation services and post-origination services using their relative standalone selling prices consistent with the guidance in ASC 606. For certain loans facilitated since September 2017, the total transaction price is allocated to facilitation service and post-origination service only. We do not have observable standalone selling price information for the loan facilitation services or post-origination services because we do not provide loan facilitation services or post-origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available to us. As a result, the estimation of standalone selling price involves significant judgment. We use an expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post origination services as the basis of revenue allocation. In estimating its standalone selling price for the loan facilitation services and post-origination services, we consider the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on our services, and other market factors.

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

Intermediary model

Starting from 2018, we cooperate with several microcredit companies who use their own funds to provide credit to borrowers first. We provide facilitation and post-origination services for these loans and receive service fee from borrowers. These microcredit companies transfer their rights as creditors shortly to SPVs controlled by us at the price of the carrying amount of the outstanding loan principal balance and accumulated accrued interest not paid by the borrowers as of the day on which the creditor’s rights are legally transferred to SPVs. The SPVs usually further transfer their creditor’s rights to third party investors or institutional funding partners in a short period at the price of the carrying amount of the outstanding loan principal balance and the accumulated accrued interest not paid by the borrowers as of the day on which the creditor’s rights are legally transferred to investors or institutional funding partners. We account the relevant interest and service fees received from the borrowers as the financing income and the fee charged by the microcredit companies, which is proportionate to the loans facilitated as the origination and servicing cost in its consolidated financial statements.

Under the intermediary business model, we provide the funds that are loaned to borrowers and agree to take predominantly all the risk arising from potential breaches of agreement by the borrowers receiving financing.

We provide financing to borrowers on our platform and the loans are initially recorded on the consolidated balance sheet as loans held for sale or loans receivable from Xiaoying credit loans and Xiaoying revolving loans. These loans carry the same insurance/ guarantee agreement with external financial institutional co-operators as loans facilitated under the direct model, which is attached to the loan and transfers along with the loan. We also charge service fees in the same manner as loans facilitated under the direct model.

Intermediary Model—Non-Trust Model

The transfer of loans (including the creditor rights) to external investors or institutional funding partners not involving trust structure is accounted for as a true sale under ASC 860 (see accounting policy under “Sales and Transfers of Financial Instruments”). Upon sale, we record a guarantee liability in accordance with ASC 460 in relation to the on-going guarantee services to be provided to the investors or institutional funding partners, consistent with the loans facilitated under the direct model. We continue to provide post-origination services to the loans subsequent to their sale in the same manner as we service the loans facilitated under the direct model. No additional service fee is charged. Similar to the loans facilitated under the direct model, we charge and collect service fees from the borrowers or institutional funding partners in relation to the transferred loans on a monthly basis. The difference between (1) the proceeds received from the investors or institutional funding partners and accounts receivable and contract assets (see accounting policy on “Accounts receivable and contract assets and allowance for uncollectible accounts receivable and contract assets”) and (2) the sum of the carrying value of the loans and the fair value of the guarantee liability is recognized as a gain of sale, which effectively represents the service fees earned from facilitation of the loans under intermediary model, as the “Loan facilitation service—Intermediary Model” in the consolidated statements of comprehensive income (loss). For certain loans facilitated since September 2017, given that we no longer provide guarantee services and we do not record any guarantee liabilities associated with those loans or related account receivable from guarantee services, the gain of sale is the difference between (1) the proceeds received from the investors or institutional funding partners and accounts receivable and contract assets and (2) the carrying value of the loan. The subsequent accounting for post-origination service and guarantee services is consistent with that for loans facilitated under the direct model.

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

Intermediary Model—Partnership Model

The transfer of loans to institutional funding partners under the Intermediary Model involves transferring the loans to a limited partnership enterprise, or LP, formed and operated by unrelated third-party trust companies and us. We consolidate such partnerships under the VIE model (see accounting policy on “Consolidated Partnerships”). We also elect to measure these loans at amortized cost at the time of origination. Loans transferred to Consolidated Partnerships do not qualify for sales accounting as the transfer is to a consolidated subsidiary. The loans are recorded as “Loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans” in the consolidated balance sheets. We recognize as revenue under “financing income” the service fees and interests charged to the borrowers over the lifetime of the loans using effective interest method.

The online Intermediary Model ceased in April 2017 and the offline Intermediary Model with funding from banking financial institution partners ceased in February 2018 to comply with the promulgated regulatory requirements. We continues the operations through the offline Intermediary Model with funding from other partners to the extent permitted under applicable laws and regulations.

Contract balance

We did not enter into contracts with customers that were greater than one year for substantially all products for the years ended December 31, 2019, 2020 and 2021. We historically did not record any contract liabilities for both 2020 and 2021 and did not record any contract asset prior to September 2017. For the loans we is entitled to the full service fee regardless of whether the borrowers choose to early repay or not, we has the unconditional right to the consideration and an accounts receivable is recorded. For the loans facilitated with borrowers who have the option of early repayment and upon termination they do not have the obligation to pay the remaining monthly service fees, our right to consideration for the service fees of facilitation service is conditional on whether or not the borrowers repay in advance. In these instances, we records a corresponding contract asset when recognizing revenue from loan facilitation service. The contract asset will not be reclassified to a receivable given that the right to invoice and the payment due date is the same date. Revenue for these loan products are recognized when the collection of consideration becomes probable.

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

Financing Income

Financing income consists primarily the financing fees we charge for the loans facilitated through the Consolidated Trusts and Consolidated Partnerships, including interest income and service fees generated from providing loan facilitation, guarantee and post-origination services to the investors and institutional funding partners of the Consolidated Trusts and Consolidated Partnerships, and are recorded as revenue over the life of the underlying financing using the effective interest method.

Financing income also includes financing fees, including interest income and service fee, from loans held for sale and loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans that have not yet been transferred to external investors or institutional funding partners or have been transferred but such transaction does not qualify for sale accounting under the Intermediary Model.

For the years ended December 31, 2021, financing income also includes interest income generated from providing loans by our own fund from microcredit business, and are recorded as revenue over the life of the underlying financing using the effective interest method.

Other revenue

Other revenue primarily includes penalty fees for loan prepayment and late payment, referral service fees for introducing borrowers to other platforms, technology service fees received for providing assistant technology development services and commission fees from Xiaoying Online Mall. The penalty fees, which are fees paid to us, will be received as a certain percentage of past due amounts in the case of late payments or a certain percentage of interest over the prepaid principal loan amount in the case of prepayment. Penalty fees are contingency-based variable considerations and constrained by the occurrence of delinquency or prepayment. They are recognized when the uncertainty associated with the variability is resolved, that is, when the underlying event occurs. The referral service fees for introducing borrowers to other platforms are recognized when the obligation is fulfilled and is confirmed by the other platforms. The technology service fees are recognized when the assistant technology development services to third parties provided.

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

Sales and Transfers of Financial Instruments

Sales and transfers of financial instruments are accounted under authoritative guidance for the transfers and servicing of financial assets and extinguishment of liabilities. Specifically, a transfer of a financial asset, a group of financial assets, or a participating interest in a financial asset is accounted for as a sale only if all the following conditions are met:

1.	The financial assets are isolated from the transferor and its consolidated affiliates as well as its creditors;
2.	The transferee or beneficial interest holders have the right to pledge or exchange the transferred financial assets; and
3.	The transferor, its consolidated affiliates included in the financial statements being presented, or its agents do not maintain effective control of the transferred asset. A transferor’s effective control over the transferred financial assets includes, but is not limited to, any of the following:
a.	An agreement that both entitles and obligates the transferor to repurchase or redeem the transferred financial assets before their maturity.
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

Under the intermediary model, we, through our Intermediary, facilitates credits to borrowers and subsequently transfers the loans (including the creditor rights) to third party investors or institutional funding partners at face value within a short period of time. When the loan (including the creditor rights) is transferred, the transferee becomes the direct counterparty to the borrower and the legal record holder of the loan upon transfer. The transfer is accounted for as a sale, when (1) the transferred loans are considered legally isolated from the assets of us and its creditors even in the bankruptcies under the PRC laws and regulations, (2) the investors or institutional funding partners (transferees) can freely pledge or exchange the transferred loans, and (3) we do not maintain effective control over the transferred loans. The cash flows related to the origination and transfer of these loans are presented as “Origination of loans held for sale” and “Sale of loans held for sale”, respectively, within operating cash flows in the consolidated statement of cash flows. When a transfer does not qualify for sale accounting, e.g. when we sells loans with recourse to ourselves, the transferred financial asset remains in the statement of financial position and a financial liability is recognized for any consideration received.

For Xiaoying Housing Loans facilitated through the intermediary model, borrowers are required to pledge properties to one of our consolidated VIE entities (other than the intermediary or the SPV conducting the facilitation and transfer of the loan) as collateral for the guarantee that we are providing to ZhongAn against borrower’s default. It is a separate arrangement with different counterparties from the loan provided by us. While the loan (including creditor’s rights) is transferred to third party investors or institutional funding partners, the lien remains under our name and in security for us agreeing to provide the guarantee to ZhongAn. The holding of the lien does not affect the creditor’s right in the loan being fully transferred. Provided all aforementioned conditions under sales accounting are met, the transfer of such loans with collateral are accounted for as a sale. We ceased facilitation of Xiaoying Housing Loan in 2019.

Guarantee Liabilities

We have guarantee service which is directly and indirectly provided to the investors or institutional funding partners. We also provide direct guarantee to investors or institutional funding partners on certain loan products via our consolidated entities. If a borrower defaults, we make our best efforts to collect the default loan. We directly or indirectly make payment to the defaulted principal and interest to each investor or institutional funding partner. Prior to September 2017, ZhongAn initially reimbursed the loan principal and interest to the investor upon the borrower’s default. In order to maintain stable business relationship with ZhongAn, we, although not contractually obligated, at our own discretion compensated ZhongAn for substantially all the loan principal and interest default but have not been subsequently collected. At the inception of each loan, we recognize the guarantee liability at fair value in accordance with ASC 460-10, which incorporates the expectation of potential future payments under the guarantee and takes into both non-contingent and contingent aspects of the guarantee. Subsequent to the loan’s inception, the guarantee liability is composed of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. The liability recorded based on ASC Topic 460 is determined on a loan by loan basis and it is reduced when we are released from the underlying risk, i.e. as the loan is repaid by the borrower or when the investor or institutional funding partner is compensated in the event of a default. This component is a stand-ready obligation which is not subject to the probable threshold used to record a contingent obligation. When we are released from the stand-ready liability upon expiration of the underlying loan, we record a corresponding amount as “Other revenue” in the consolidated statement of comprehensive income. The other component is a contingent liability determined based on probable loss considering the actual historical performance and current conditions, representing the obligation to make future payouts under the guarantee liability in excess of the stand-ready liability, measured using the guidance in ASC Topic 450. The ASC Topic 450 contingent component is determined on a collective basis and loans with similar risk characteristics are pooled into cohorts for purposes of measuring incurred losses. The ASC 450 contingent component is recognized as part of operating expenses in the consolidated statement of comprehensive income. At all times the recognized liability (including the stand-ready liability and contingent liability) is at least equal to the probable estimated losses of the guarantee portfolio.

We measure our guarantee liabilities at inception at fair value based on our expected payouts and also incorporating a markup margin. The expected future payouts were estimated based on expected default rates and collection rates for each product type, taking into consideration of historical loss experiences for both contingent and noncontingent elements. The expected collection rate of defaulted loans incorporates the proceeds from liquidation of underlying collateral that would be expected to cover the payouts under the guarantee and was based on the average historical collection rate of our products. The expected future payouts take into account missed payments initially compensated by ZhongAn within two business days from borrowers’ payment due date.

The approximate term of the guarantee service correlates directly with the term of the loan product. As such, for predominantly all loans, the approximate term for guarantee service is for a period of 12 months or less.

Financial guarantee derivatives

Starting from September 2017, for newly facilitated Xiaoying Credit Loans and Xiaoying Revolving Loans, we entered into a series of arrangements with various financial institutional cooperators in which it has agreed that our exposure is limited to the contractual guarantee fee that we cannot collect under the agreement from the borrower as a result of default or prepayment but are still obligated to compensate those financial institutional cooperators based on the contractual guarantee fee up to the pre-agreed cap. The Cap is the lower of (1) total amount of guarantee fees contractually required to be collected from the borrowers for such loans facilitated during the current period on an aggregated basis, and (2) a certain percentage of the total principal of the loans facilitated stated in annualized manner, as pre-agreed with financial institutional cooperators (the “Rate”). The contractual guarantee fees in (1) is not influenced by default or early repayment of borrowers. We will be notified by email for any subsequent adjustments to the Rate from financial institutional cooperators at every quarter and no separate written agreement is needed for execution for such adjustments. The Rate will also be negotiated prospectively between financial institutional cooperators and us based on the expected default rate. See accounting policy in Revenue Recognition. The financial guarantee is accounted for as a derivative under ASC 815 because the financial guarantee scope exemption in ASC 815-10-15-58 is not met. The derivative is remeasured at each reporting period. The change in fair value of the derivative is recorded as a change in fair value of financial guarantee derivatives in the consolidated statements of comprehensive income (loss). The derivative is increased by the guarantee fees collected from the borrowers upon receipt as we expect all the fees to be ultimately paid to those financial institutional cooperators. When we settle the guarantee through performance of the guarantee by making payments to those financial institutional cooperators, we record a corresponding deduction to the derivative.

We use discounted cash flow model to value these financial guarantee derivatives at inception and subsequent valuation dates. This discounted cash flow model incorporates assumptions such as the expected delinquency rates, prepayment rate and discount rate. The expected delinquency rate and prepayment rate is estimated by taking into consideration of historical loss experiences. The discount rate is determined based on the market rates. We consider that the impact of discount rate to the fair value of financial guarantee derivatives is immaterial.

Consolidation of Variable Interest Entity

As foreign-invested companies engaged in internet value-added businesses are subject to stringent requirements compared with Chinese domestic enterprises under the current PRC laws and regulations, our PRC subsidiary, Beijing WFOE, and its subsidiaries, as foreign-invested companies, do not meet all such requirements and therefore none of them is permitted to engage in such business in China. Therefore, we elected to conduct such business in China through Shenzhen Ying Ai Gou Trading Co., Ltd., one of the subsidiaries of our consolidated VIEs, and Shenzhen Xiaoying, one of our VIEs.

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

Consolidated Trusts

As part of our efforts to develop new product offerings for investors and institutional funding partners, we established a business relationship with certain trusts which were administered by third party trust companies. The trusts were set up to invest solely in the loans facilitated by us on its platform to provide returns to the beneficiaries of the trusts through interest payments made by the borrowers. Both direct model and intermediary model are adopted for these trusts. Under direct model, loans are originated from trusts to borrowers while under intermediary model, we typically provide credit to the borrowers through an intermediary first and then transfers the loans to the trusts, which issue beneficial interests to the investors and institutional funding partners. We determine to consolidate these trusts as we are the primary beneficiary, due to the following reasons: 1. We have the power to direct the operating activities of the trusts; 2. We absorb or enjoys the potential residual losses or returns of these trusts. Under intermediary model, the transfer of loans to the Consolidated Trusts are not eligible for sale accounting because the trust is consolidated and the loan transfer is considered an intercompany transaction. We further elected to apply fair value option to the loans (at the date of origination) and liabilities to investors and institutional funding partners to emphasize the relevancy of the accounting information of its consolidated financial statements. That is, the loans are continued to be recorded on our consolidated balance sheets as loans held for investment under “Loans at fair value” and the proceeds received from the investors and institutional funding partners are recorded as trust liabilities under “Payable to investors at fair value”.

Consolidated Partnerships

In 2021,we further developed a new business model with certain trust partners. we and certain trusts jointly established several limited partnership enterprises, or LPs, to invest solely in the loans facilitated by us on our platform to provide returns to partners of LPs through interest payments made by the borrowers. Intermediary model is adopted for the Consolidated Partnerships. We typically provide credit to the borrowers through an intermediary first and then transfers the loans to the LPs. We determine to consolidate these LPs as we are the primary beneficiary due to the following reasons: 1) we have the power to direct the operating activities of the LPs; and 2) we absorb or enjoy the potential residual losses or returns of these LPs. The transfer of loans to the Consolidated Partnerships are not eligible for sale accounting because the LP is consolidated and the loan transfer is considered an intercompany transaction. We apply amortized cost to the loans and liabilities to trust partners in its consolidated financial statements. That is, the loans are recorded on our consolidated balance sheets under “Loans receivable from Xiaoying Credit Loans and Xiaoying Revolving loans” and the proceeds received from the trust partners are recorded as LP liabilities under “Payable to institutional funding partners”.

Allowance for credit losses

We have the following financial assets or liabilities that are subject to credit losses assessment: accounts receivable and contract assets, loans receivable from Credit Loans and Revolving Loans, loans receivable from Housing Loans, deposits to institutional cooperators, prepaid expenses and other current assets, and guarantee liabilities.

Under the CECL methodology, the Allowance for credit losses consists of quantitative and qualitative components. Our quantitative component of the Allowance for credit losses is model based and utilizes a forward-looking macroeconomic forecast in estimating expected credit losses. Our qualitative component of the Allowance for credit losses considers (i) the uncertainty of forward-looking scenarios based on the likelihood and severity of a possible recession as another possible scenario; (ii) certain portfolio characteristics, such as portfolio concentration and collateral coverage; and (iii) model limitations as well as idiosyncratic events.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Deferred taxes are provided using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax return. Under this method, deferred tax assets and liabilities are recognized for the differences between financial statement carrying amount and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are then evaluated to determine the extent to which they are more likely than not to be realized. In making such a determination, we consider all positive and negative evidence, including future reversals of existing taxable temporary differences and projected future taxable income exclusive of reversing temporary differences and carryforwards. Deferred tax assets are then reduced by a valuation allowance to the amount, in our opinion, that is more like than not to be realized.

We account for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties on income taxes will be classified as a component of income taxes.

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

Share-Based Compensation

Share-based payment transactions with employees, such as stock options and restricted stock units, are measured based on the grant date fair value of the awards, with the resulting expense generally recognized on a straight line basis in the consolidated statements of income over the period during which the employee is required to perform service in exchange for the award.

A summary of options and restricted stock units we granted as of December 31, 2021 are as below:

●	On January 25, 2015, our then sole director approved a share incentive plan for the purpose of providing incentives and rewards to employees and executives who contribute to the success of our operations and granted 13,843, 645 stock options. On June 29, 2015, our then sole director granted 630,000 stock options to certain employees, directors and officers. On May 3, 2016, our then sole director granted 7,425,000 stock options to certain employees, directors and officers. The stock options expire 10 years from the date of grant and vest over a period from three to four years.
●	On October 11, 2017, we granted 16,616,000 stock options to certain employees and senior management. The options granted have exercise prices from US$0.04 to US$4.01 per share. A portion of the stock options can only vest in the year 2021 whereas the remaining portion is vested ratably each on the first, second, third and fourth anniversary from the vesting commencement date. Share-based compensation of RMB437.3 million relating to the grant will be recognized on a straight-line basis over the vesting periods from two to four years.
●	On April 30, 2018, we granted 841,054 stock options to certain employees and senior management. The exercise price of the options granted was US$4.01 per share. The stock option is vested ratably each on the first, second, third and fourth anniversary from the vesting commencement date. Share based compensation relating to this grant will be recognized on a straight-line basis over the vesting period from 3.6 to 4 years.
●	On May 9, 2018, we granted 40,000,000 stock options to certain senior management. The exercise price is the offering price per share of our initial public offering which is US$4.75. Such stock options are eligible to vest, in whole or in part, when the market capitalization milestone as well as the targeted adjusted net earnings are achieved subsequent to our initial public offering. We determine the service inception date to be May 9, 2018 and the grant date to be the date of our listing on NYSE. The offering price per share of our initial public offering was used to determine the fair value of ordinary shares at grant date to estimate the share-based compensation expense. The total share-based compensation expense of RMB16,210,135 (US$2,357,666) was recognized over a five-year period from the service inception date on a straight line basis. The share-based compensation expense recognized upon our initial public offering was RMB9,163,461 (US$1,332,770).
●	On October 31, 2018, we granted 475,000 stock options to certain employees, directors and officers. The stock options shall expire 10 years from the date of grant and vest over a period from three to four years.

●	On April 15, 2019, the Board of Directors of X Financial granted 150,000 of restricted stock units to certain directors. The restricted stock units shall vest over a period from two to three years. The restricted stock unites have no expiration period.
●	On April 30, 2019, we granted 155,000 stock options to certain employees. The stock options shall expire 10 years from the date of grant and vest over a period from three to four years.
●	On November 20, 2019, the Board of Directors of X Financial granted 1,789,400 of restricted stock units to certain employees. The restricted stock units shall expire 10 years from the date of grant and vest over a period from three to four years.
●	On August 13, 2019 and November 20, 2019, the Board of Directors decided to cancel 1,500,000 and 250,000 of unvested options of certain senior managements and concurrently granted 1,500,000 and 250,000 of restricted stock units as replacement awards to the senior managements.
●	On January 21, 2020, the Board of Directors of X Financial granted 4,600,000 of restricted stock units to certain employees and officers. The restricted stock units shall expire 10 years from the date of grant and vest over a period from three to four years.
●	On April 30, 2020, the Board of Directors of X Financial granted 673,300 of restricted stock units to certain employees. The restricted stock units shall expire 10 years from the date of grant and vest over a period from three to four years.
●	On October 31, 2020, the Board of Directors of X Financial granted 550,000 of restricted stock units to certain employees. The restricted stock units shall expire 10 years from the date of grant and vest over a period from three to four years.
●	On November 10, 2021, the board of directors of X Financial granted 26,657,998 of restricted stock unites to certain senior managements and employees. The restricted stock unites shall expire 10 years from the date of grant and vest over a period from three to four years.
●	On November 10, 2021, the board of directors of X Financial decided to cancel 9,429,984 of unvested share options granted to certain senior management.

A summary of option activity during the years ended December 31, 2019, 2020 and 2021 are presented below:

	Number of	Exercise	Remaining	Intrinsic value
	Options	Price RMB	Contractual	of options
Outstanding, as of January 1, 2019	77,466,699	0.27-30.27	6.07-9.83	457,386,371
Granted	155,000	31.96	—	—
Exercised	14,007,474	0.27-10.71	—	—
Forfeited/Cancelled	3,452,998	0.27-31.96	—	—
Outstanding, as of December 31, 2019	60,161,227	0.27-31.96	5.07-9.33	74,834,115
Vested and expected to vest as of December 31, 2019	60,161,227	0.27-31.96	5.07-9.33	74,834,115
Exercisable as of December 31, 2019	9,959,062	0.28-25.42	5.07-9.33	30,925,254

	Number of	Exercise	Remaining	Intrinsic value
	Options	Price RMB	Contractual	of options
Outstanding, as of January 1, 2020	60,161,227	0.27-31.96	5.07-9.33	74,834,115
Granted	—	—	—	—
Exercised	2,009,564	0.27	—	—
Forfeited/Cancelled	5,953,060	0.27-31.96	—	—
Outstanding, as of December 31, 2020	52,198,603	0.27-31.96	4.07-8.33	19,538,815
Vested and expected to vest as of December 31, 2020	52,198,603	0.27-31.96	4.07-8.33	19,538,815
Exercisable as of December 31, 2020	8,301,673	0.27-31.96	4.07-8.33	13,364,215

	Number of	Exercise	Remaining	Intrinsic value
	Options	Price RMB	Contractual	of options
Outstanding, as of January 1, 2021	52,198,603	0.27-31.96	4.07-8.33	19,538,815
Granted	—	—	—	—
Exercised	3,490,378	0.27	—	—
Forfeited/Cancelled	9,959,692	0.27-30.27	—	—
Outstanding, as of December 31, 2021	38,748,533	0.27-31.96	3.07-7.33	20,378,161
Vested and expected to vest as of December 31, 2021	38,748,533	0.27-31.96	3.07-7.33	20,378,161
Exercisable as of December 31, 2021	6,154,008	0.27-31.96	3.07-7.33	14,821,392

A summary of restricted share units activity during the year ended December 31, 2019, 2020 and 2021 is presented below:

		Weighted-Average
	Number of	Grant-Date
	Restricted Shares	Fair Value RMB
Outstanding, as of January 1, 2019	—	—
Granted	3,689,400	8.21
Vested	49,998	17.60
Forfeited	—	—
Outstanding, as of December 31, 2019	3,639,402	8.21

		Weighted-Average
	Number of	Grant-Date
	Restricted Shares	Fair Value RMB
Outstanding, as of January 1, 2020	3,639,402	8.21
Granted	5,823,300	5.65
Vested	631,680	8.61
Forfeited	1,295,728	6.16
Outstanding, as of December 31, 2020	7,535,294	6.49

		Weighted-Average
	Number of	Grant-Date
	Restricted Shares	Fair Value RMB
Outstanding, as of January 1, 2021	7,535,294	6.49
Granted	26,657,998	4.97
Vested	1,469,751	6.19
Forfeited	307,926	5.65
Outstanding, as of December 31, 2021	32,415,615	5.18

We used the Binomial model to estimate the fair value of the options granted on the respective grant dates with assistance from independent valuation firms. The fair value per option was estimated at the date of grant. We determined the fair value of RSUs based on its stock price on the date of grant.

For the years ended December 31, 2019, 2020 and 2021, we recorded compensation expenses of RMB157.1 million, RMB80.1 million and RMB88.4 million (US$13.9 million), respectively, for the stock options and restricted stocks granted to our employees. As of December 31, 2019, 2020 and 2021, we had 60,161,227, 52,198,603 and 38,748,533 stock options outstanding, respectively. As of December 31, 2019, 2020 and 2021, there was RMB232.1 million, RMB85.8 million and RMB11.1 million(US$1.7 million) of total unrecognized compensation expense related to unvested stock options granted, respectively. As of December 31, 2021, such cost was expected to be recognized over a weighted average period of 1.27 years.

As of December 31, 2021, there was RMB141.1 million (US$21.9 million) of total unrecognized compensation expense related to unvested restricted shares granted. As of December 31, 2021 that cost is expected to be recognized over a weighted-average period of 3.66 years.

Recent Accounting Pronouncements

The recent accounting pronouncements that are relevant to us are included in note 2 to our audited consolidated financial statements, which are included in this annual report.

5.B. Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by operating activities and proceeds from issuance and sales of our shares. As of December 31, 2019, 2020 and 2021, we had RMB1,006.0 million, RMB746.4 million and RMB584.8 million (US$91.8 million), respectively, in cash and cash equivalents. In September 2018, we completed an initial public offering of 11,763,478 ADSs (including the ADSs sold upon the exercise of the over-allotment option granted to the underwriters), representing 23,526,956 Class A ordinary shares, resulting in net proceeds to us of approximately US$103.9 million. Our cash and cash equivalents solely consist of cash on hand. We believe that our current cash and cash equivalents and our anticipated cash flows from operations and financing activities will be sufficient to meet our anticipated working capital requirements and capital expenditures for next 12 months. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flows Data:
Cash provided by (used in) operating activities	600,567	(679,235)	449,171	70,485
Cash used in investing activities	(3,079,781)	(3,704,848)	(2,347,594)	(368,389)
Cash provided by (used in) financing activities	2,711,188	4,490,712	(1,301,312)	204,204
Net increase (decrease) in cash and cash equivalents, and restricted cash	242,596	78,220	(606,484)	(95,170)
Cash and cash equivalents, and restricted cash at beginning of year	1,277,707	1,520,303	1,598,523	250,843
Cash and cash equivalents, and restricted cash at year end	1,520,303	1,598,523	992,039	155,673

Operating Activities

Cash provided by operating activities was RMB449.2 million (US$70.5 million) in 2021. In 2021, the difference between our cash provided by operating activities and our net income of RMB825.4 million (US$129.5 million) in 2021 resulted mainly from (i) the increase in loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans of RMB890.4 million (US$139.7 million) provided by our own fund from our microcredit business, (ii) the increase of deposits to institutional cooperators of RMB584.2 million (US$91.7 million), and (iii) the increase of accounts receivable and contract assets of RMB411.4 million (US$64.6 million), which were partially offsets by (i) the change of financial guarantee derivatives due to the lag between payments to the financing guarantee companies and the collection of monthly guarantee derivative of RMB551.3 million (US$86.5 million), (ii) the deferred tax benefits of RMB333.4 million (US$52.3 million), and (iii) the change in fair value of financial guarantee derivative of RMB170.3 million (US$26.7 million).

Cash used in operating activities was RMB679.2 million (US$104.1 million) in 2020. In 2020, the difference between our cash used in operating activities and our net loss of RMB1,308.5 million (US$200.5 million) in 2020 resulted mainly from the impairment loss of deposits of institutional cooperators of RMB960 million (US$147.1 million), the change of financial guarantee derivatives due to the lag between payments to the financing guarantee companies and the collection of monthly guarantee derivative of RMB388.8 million (US$59.6 million), the decrease of accounts receivable and contract assets of RMB220.8 million (US$33.8 million), the provision for loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans of RMB227.2 million (US$34.8 million) , which were partially offsets by (i) the increase of deposits to institutional cooperators of RMB1,369.5 million (US$209.9 million), and (ii) the decrease of income tax payables of RMB265.1 million (US$40.6 million).

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

Investing Activities

Cash used in investing activities was RMB2,347.6 million (US$368.4 million) in 2021, which was primarily attributable to (i) an aggregate amount of RMB6,531.7 million (US$1,025.0 million) for the principal payment of loans at fair value and loans receivables under Consolidated partnership model, and origination of loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans which have been transferred but such transaction does not qualify for sale accounting, (ii) purchase of long-term investment of RMB315.0 million (US$49.4 million), (iii) purchase of financial investments of RMB112.8 million (US$17.7 million), and (iv) loan to a related party of RMB150.0 million (US$23.5 million), which partially offset by (i) an aggregate amount of RMB4,378.3 million (US$687.1 million) for principal collection of loans at fair value and loans receivables under Consolidated partnership model, sale and collection of loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans of which have been transferred but such transaction does not qualify for sale accounting, (ii) the collection of loans’ earnings rights from a related party of RMB160.0 million (US$25.1 million), and (iii) loan repayment from a related party of RMB150.0 million (US$23.5 million).

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

Financing Activities

Cash provided by financing activities was RMB1,301.3 million (US$204.2 million) in 2021, which was attributable to by cash receipt from investors related to loans at fair value and institutional funding partners of RMB3,972.7 million (US$623.4 million) and proceeds from short-term bank borrowings of RMB266.5 million(US$41.9 million) , which was partially offset by cash paid to investors related to loans at fair value and to institutional funding partners of RMB2,489.1 million(US$390.6) and repayment of short-term bank borrowings of RMB450.5 million(US$70.7 million).

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

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E. Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2021.

5.F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including interest payments, as of December 31, 2021:

	Payment Due by Period
		Less than 1			More than 3
	Total	year	1-2 years	2-3 years	years

	(RMB in thousands)
Contractual Obligations:
Operating lease obligations (1)	30,661	17,559	4,754	4,844	3,504

Note:

(1)	Operating lease obligations represent our obligations for office premises, which include all future cash outflows under ASC Topic 842, Leases. Please see “Leases” under Note 2 to our audited consolidated financial statements

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees other than the guarantees provided to investors and institutional funding partners for certain loan products as of December 31, 2021.

5.G. Safe harbor

See “Forward-Looking Information.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Yue (Justin) Tang	51	Chief Executive Officer, Chairman
Shaoyong (Simon) Cheng	52	Vice Chairman, Director
Kan (Kent) Li	48	President, Director, Chief Risk Officer
Ding (Gardon) Gao	35	Chief Technology Officer
Frank Fuya Zheng	55	Chief Financial Officer
Shengwen Rong	53	Independent Director
Zheng Xue	51	Independent Director
Longgen Zhang	57	Independent Director

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

Mr. Shaoyong (Simon) Cheng has served as our Vice Chairman since May, 2021 and our Director since December 2017. Mr. Cheng joined us in 2015. Prior to serving as our Vice Chairman, Mr. Cheng served as our President from 2017 to 2021 and Chief Risk Officer from 2015 to 2017. Prior to that, Mr. Cheng served as deputy General Manager in charge of retail lending management at Bank of Communications, senior credit risk manager at HSBC North America and HSBC Asia Pacific. Mr. Cheng also served as head of CEO office and head of business banking at Hang Seng Bank China Limited, and manager at Capital One. Mr. Cheng received a bachelor’s degree and a master’s degree in engineering and a bachelor’s degree in economics from Tsinghua University, a master’s degree in industrial engineering and an MBA degree from University of Southern California.

Mr. Kan (Kent) Li has served as our President since May, 2021, our Chief Risk Officer since November 2017 and Director since December, 2021. Mr. Li joined us in 2015. Prior to that, Mr. Li served as a division director in charge of unsecured loan risk from 2015 to 2017. From September 2008 to November 2015, he served as a manager at Capital One from September 2008 to November 2015. Mr. Li received his bachelor’s degree and master’s degree in economics from Southwestern University of Economics and Finance.

Mr. Ding (Gardon) Gao is a co-founder of the Company. He has served as our Chief Technology Officer since April 2014 and was our Director from December 2017 to December 2021. Mr. Gao joined us in 2014. Prior to that, Mr. Gao served as software architect from 2010 to 2014 at Tencent Holdings Limited. Mr. Gao received a bachelor’s degree in management of information system from Dalian Maritime University.

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

6.B. Compensation

Compensation

For the fiscal year ended December 31, 2021, the aggregate cash compensation and benefits that we paid to our directors and executive officers was approximately RMB5.1million (US$0.8 million). No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

●	Stock Options. A stock option is a right to purchase ordinary shares at a future date at a specified exercise price. Stock options that are intended to qualify as incentive stock options must meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended. The per share exercise price of a stock option (except in the case of substitute awards) will be determined by the Administrator at the time of grant but will be no less than one hundred percent of the fair market value per ordinary share on the date of grant, subject to certain exceptions. No stock option will be exercisable more than ten years from the grant date, except that the Administrator may generally provide for an extension of such ten-year term in the event the exercise of the stock option would be prohibited by law on the expiration date. In the case of an incentive stock option granted to an employee who has owned ordinary shares representing more than ten percent of the voting power of all classes of ordinary shares of the company or any parent or subsidiary, the per share exercise price will be no less than one hundred ten percent of the fair market value per ordinary share on the date of grant, and the term of the incentive stock option will be five years from the date of grant or such shorter term as may be provided in the award document.

●	SARs. A SAR represents a right to receive, in cash or ordinary shares, upon exercise by a participant or settlement, the excess of (i) the fair market value of one ordinary share on the date of exercise or settlement over (ii) the exercise price of the right on the date of grant, or if granted in connection with an option, on the date of grant of the option. The per share exercise price for the ordinary shares to be issued pursuant to the exercise of a SAR (except in the case of substitute awards) will be determined by the Administrator, but will be no less than one hundred percent of the fair market value per ordinary share on the date of grant. The Administrator will determine the date on which each SAR may be exercised or settled and the expiration date of each SAR. However, no SAR will be exercisable more than ten years from the grant date.
●	Restricted Stock. Restricted stock is an award of ordinary shares of our common stock that are subject to restrictions on transfer and a substantial risk of forfeiture.
●	RSU. An RSU represents a right to receive the value of one ordinary share, subject to specified vesting and other restrictions.
●	Performance Awards. Performance awards, which may be denominated in cash or ordinary shares, will be earned upon the satisfaction of performance conditions specified by the Administrator. These performance criteria may be measured on an absolute (e.g., plan or budget) or relative basis, may be established on a corporate-wide basis or with respect to one or more business units, divisions, subsidiaries or business segments, and may be made relative to an index or other acceptable objective and quantifiable indices. The Administrator may specify that any other award shall constitute a performance award by conditioning the right of a participant to exercise the award or have it settled, and the timing thereof, upon achievement or satisfaction of such performance conditions as may be specified by the Administrator.
●	Deferred Awards. The Administrator is authorized to grant awards denominated in a right to receive ordinary shares on a deferred basis.
●	Other Share-Based Awards. The Administrator is authorized to grant other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, ordinary shares or factors that may influence the value of ordinary shares.

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

●	Awards will be assumed, or substantially equivalent awards be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices;
●	Upon written notice to a participant, the participant’s awards will terminate upon or immediately prior to the consummation of such merger or change in control;
●	Outstanding awards will vest and become exercisable, realizable or payable, or restrictions applicable to an award will lapse, in whole or in part prior to or upon consummation of such merger or change in control;

●	The awards will terminate in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such awards or realization of the participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Administrator determines in good faith that no amount would have been attained upon the exercise of such awards or realization of the participant’s rights, then such award may be terminated by the company without payment), or such awards will be replaced with other rights or property selected by the Administrator in its sole discretion; or
●	Any combination of the foregoing.

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

On January 25, 2015, we granted 13,843,645 stock options to employees and executives. On June 29, 2015, we granted 630,000 stock options to certain employees, directors and officers. On May 3, 2016, we granted 7,425,000 stock options to certain employees, directors and officers. On October 11, 2017, we granted 16,616,000 stock options to certain employees and senior management. On April 30, 2018, we granted 841,054 stock options to certain employees and senior management. On May 9, 2018, we granted 40,000,000 stock options to certain senior management. The exercise price of such 40,000,000 stock options is US$4.75, the offering price per share of our initial public offering, and such options have become exercisable upon the completion of our initial public offering and in accordance with the vesting schedule, which is specified in the relevant award agreement. On October 31, 2018, we granted 475,000 stock options to certain employees. On April 15, 2019, we granted 150,000 restricted stock units to certain directors, which are subject to the vesting schedule specified in the relevant award agreement. On April 30, 2019, we granted 155,000 stock options to certain employees. On November 20, 2019, we granted 1,789,400 restricted stock units to certain employees. On August 13, 2019 and November 20, 2019, the Board of Directors decided to cancel 1,500,000 and 250,000 of unvested options of certain senior managements and concurrently granted 1,500,000 and 250,000 of restricted stock units as replacement awards to the senior managements. On January 21, 2020, we granted 4,600,000 restricted stock units to certain employees and officers. On April 30, 2020, we granted 673,300 restricted stock units to certain employees. On October 31, 2020, we granted 550,000 restricted stock units to certain employees. On November 10, 2021, we granted 26,657,998 restricted stock units to certain senior managements and employees. On November 10, 2021, the Board of Directors decided to cancel 9,429,984 of unvested share options granted to certain senior management.

The table below summarizes, as of the date of this annual report, the awards we have granted (excluding those cancelled, forfeited or expired) to our directors and executive officers.

		Ordinary Shares				Option
		Underlying	Option Exercise			Expiration
Name	Position	Options Awarded	Price		Grant Date	Date
Yue (Justin) Tang	Chief Executive	3,803,645	US$	0.04	January 25, 2015	January 24, 2025
	Officer and
	Director
		24,000,000	US$	4.75	May 9, 2018	May 8, 2023
		6,000,000	US$	0	November 10, 2021	November 10, 2031
Shaoyong (Simon) Cheng	President and	*	US$	0.04	May 3,2016	May 2, 2026
	Director
		*	US$	0.04	October 11,2017	October 10,2027
		*	US$	4.75	May 9,2018	May 8,2023
		*	US$	0	January 21,2020	January 19,2030
Ding (Gardon) Gao	Chief Technology	*	US$	0.04	January 25,2015	January 24,2025
	Officer and
	Director
		*	US$	0.04	October 11,2017	October 10,2027
		*	US$	4.75	May 9,2018	May 8,2023
Frank Fuya Zheng	Chief Financial Officer	*	US$	0	October 31,2020	October 30,2030
		*	US$	0	November 10, 2021	November 10, 2031
Kan (Kent) Li	Chief Risk Officer	*	US$	0.04	May 3,2016	May 2,2026
		*	US$	1.575	October 11,2017	October 10,2027
		*	US$	4.75	May 9,2018	May 8,2023
		*	US$	0	January 21,2020	January 19,2030
		*	US$	0	November 10, 2021	November 10, 2031
Shengwen Rong	Independent Director	*	US$	0	April 15,2019	—
		*	US$	0	March 3, 2022	—
Zheng Xue	Independent Director	*	US$	0	April 15,2019	—
		*	US$	0	March 3, 2022	—
Longgen Zhang	Independent Director	*	US$	0	April 15,2019	—
		*	US$	0	March 3, 2022	—
*	Less than 1% of our total outstanding shares.

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

●	setting clear hiring policies for employees or former employees of the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	reviewing and approving all related-party transactions;
●	discussing the annual audited financial statements with management and the independent auditors;
●	discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;
●	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;
●	reviewing with management and the independent auditors related-party transactions and off-balance sheet transactions and structures;
●	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives;
●	reviewing policies with respect to risk assessment and risk management;
●	reviewing our disclosure controls and procedures and internal control over financial reporting;
●	reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company;
●	establishing procedures for the receipt, retention and treatment of complaints we received regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;
●	periodically reviewing and reassessing the adequacy of our audit committee charter;

●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and
●	meeting separately, periodically, with management, the internal auditors and the independent auditors.

Compensation Committee

Our compensation committee consists of three directors, namely Longgen Zhang, Shengwen Rong and Zheng Xue, and is chaired by Longgen Zhang. Our board of Directors has determined that each of the three directors satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the Corporate Governance Rules of the NYSE. Our compensation committee assists the board in reviewing and approving the compensation structure of our executive officers, including all forms of compensation to be provided to our executive officers. The compensation committee is responsible for, among other things:

●	reviewing and approving the compensation for our senior executives;
●	reviewing and evaluating our executive compensation and benefits policies generally;
●	reporting to our board of directors periodically;
●	evaluating its own performance and reporting to our board of directors on such evaluation;
●	periodically reviewing and assessing the adequacy of the compensation committee charter and recommending any proposed changes to our board of directors; and
●	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of three directors, namely Zheng Xue, Shengwen Rong and Longgen Zhang, and is chaired by Zheng Xue. Our board of Directors has determined that each of the three directors satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending to the board of directors qualified individuals for membership on the board of directors and its committees;
●	evaluating, at least annually, its own performance and reporting to the board of directors on such evaluation;
●	overseeing compliance with the corporate governance guidelines and code of business conduct and ethics and reporting on such compliance to the board of directors; and
●	reviewing and assessing periodically the adequacy of its charter and recommending any proposed changes to the board of directors for approval.

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

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares of our company, including the registering of such shares in our share register.

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

6.D. Employees

As of December 31, 2021, we had a total of 424 employees based in China. The following table sets forth the breakdown of our employees as of December 31, 2021 by function:

	As of December 31, 2021
	Number of Employee	% of Total Employees
Technology Development	186	44%
Financial Products	129	30%
Risk Management	38	9%
General Management	62	15%
Marketing	9	2%
Total	424	100%

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

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2022, by:

●	each of our directors and executive officers;
●	all of our directors and executive officers as a group; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 329,117,943 ordinary shares issued and outstanding as of March 31, 2022 comprised of 231,517,943 Class A ordinary shares and 97,600,000 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned as of March 31, 2022
					Percentage of
					total ordinary	Percentage of
					shares on an as	aggregate
	Class A ordinary share		Class B ordinary share		converted basis	voting power**
	Number	%	Number	%
Directors and Executive Officers:
Yue (Justin) Tang(1)	6,323,172	2.73%	97,600,000	100.00%	31.58%	89.69%
Shaoyong (Simon) Cheng	*	*	—	—	*	*
Ding (Gardon) Gao	*	*	—	—	*	*
Frank Fuya Zheng	*	*	—	—	*	*
Kan (Kent) Li	*	*	—	—	*	*
Shengwen Rong	*	*	—	—	*	*
Zheng Xue	*	*	—	—	*	*
Longgen Zhang	*	*	—	—	*	*
All directors and executive officers as a group	6,323,172	2.73%	97,600,000	100.00%	31.58%	89.69%
Principal Shareholders:
Mangrove Coast Investment Limited(1)	6,323,172	2.73%	97,600,000	100.00%	31.58%	89.69%
All Trade Base Investment Limited(2)	28,201,772	12.18%	—	—	8.57%	1.29%
Dragon Destiny Limited(3)	27,113,806	11.71%	—	—	8.24%	1.24%
Pine Cove Global Limited(4)	20,000,000	8.64%	—	—	6.08%	0.92%
*	Less than 1% of our total outstanding shares.
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

(1)	Represents (i) 97,600,000 Class B ordinary shares held by Mangrove Coast Investment Limited, a British Virgin Islands company controlled by Mangrove Coast Trust, (ii) 3,803,645 Class A ordinary shares held by Mr. Yue (Justin) Tang, and (iii) 2,519,527 Class A ordinary shares held by Purple Mountain Holding Ltd., which is ultimately controlled by Mr. Yue (Justin) Tang. The registered address of Mangrove Coast Investment Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. Mangrove Coast Trust is a trust established under the laws of Bahamas and managed by RHONE TRUSTEES (BAHAMAS) LTD. as the trustee. Mr. Yue (Justin) Tang is the settlor of the trust and Mr. Tang and his family members are the trust’s beneficiaries. The registered address of Purple Mountain Holding Ltd. is at Ellen Skelton Building, 3076 Sir Francis Darke Highway, Road Reef, P.O. Box 765, Road Town, Tortola VG 1110, British Virgin Islands.
(2)	Represents 28,201,772 Class A ordinary shares held by All Trade Base Investment Limited, a British Virgin Islands company wholly owned by Baoguo Zhu. The registered address of All Trade Base Investment Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.
(3)	Represents 27,113,806 Class A ordinary shares held by Dragon Destiny Limited, a British Virgin Islands company wholly owned by Chung Kiu Cheung. The registered address of Dragon Destiny Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(4)	Represents 20,000,000 Class A ordinary shares held by Pine Cove Global Limited, a British Virgin Islands company wholly owned by Nexus Asia Growth Fund SPC and ultimately controlled by David Fung. The registered address of Pine Cove Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

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

Transactions with Jiangxi Ruijing

In 2019, we purchased earnings rights of two loans from Jiangxi Ruijing. The considerations paid amounted to RMB100.0 million and RMB280.0 million, respectively, which equal to the principal amounts of the underlying loans. The former loan (Loan#1) had been fully repaid by the end of 2020, and the interest rate applied is 15.6%. The latter loan (Loan#2) had been fully repaid in January 2022, and the interest rate applied is 8%. The associated interest income amounted to RMB27.1million, RMB28.8 million and RMB17.3 million (US$2.7 million) in 2019, 2020 and 2021, respectively.

Transactions with a subsidiary of one of our equity investees

In 2021, we entered into agreements with a financing guarantee company, which is a wholly-owned subsidiary of our equity investee obtained in 2020. This financing guarantee company provides guarantee service for an identified portfolio of loans we facilitated and charges borrowers a guarantee fee, a portion of which will be subsequently paid to us as the service fee for the intermediary service we provide. During the year of 2021, this financing guarantee company provided guarantee service for 5.9% of the total loans we facilitated. We recognized total net revenue of RMB78,801,582(US$12,365,688) during the year of 2021 in connection with the service fees of facilitation service for loans that covered by this financing guarantee company. As of December 31, 2021, contract assets of RMB66,761,250(US$10,476,297) will be subsequently collected from this financing guarantee company.

Transactions with Shenyang Tianxinhao Technology Limited

In 2021, we provided a loan of RMB150.0 (US$23.5 million) million to an associate of us, Shenyang Tianxinhao Technology Limited. The loan had been fully repaid in 2021, and the monthly interest rate applied is 0.5%. The associated interest income amounted to RMB0.75 million in 2021.

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

On November 26, 2019, a putative class action complaint captioned Shivakumar Ningappa v. X Financial, et al., No. 657033/2019, was filed in the Supreme Court of the State of New York, New York County against the Company, certain of our officers and directors, and the underwriters of our initial public offering, asserting violations of the Securities Act of 1933 based on our September 2018 initial public offering. Two additional lawsuits were subsequently filed in the same court, containing substantially identical allegations. On February 5, 2020, all three lawsuits were consolidated under the caption “In re X Financial Securities Litigation,” No. 657033/2019, and a consolidated amended complaint (the “CAC”) was filed on February 14, 2020. On May 11, 2020, we filed a motion to dismiss the CAC in its entirety. On February 8, 2022, the matter was reassigned to a new judge. Following such reassignment, oral argument on Defendants’ motion to dismiss was scheduled for July 12, 2022.

On December 9, 2019 a putative class action complaint captioned Xiangdong Chen v. X Financial, et al., No. 1:19-cv-06908-KAM-SJB, was filed in the Eastern District of New York against the Company and certain of our officers and directors, asserting violations of the Securities Act of 1933 based on our September 2018 initial public offering. The lead plaintiff filed an amended complaint (the “AC”) on July 13, 2020. We filed a motion to dismiss the AC on December 7, 2020. The court has referred the motion to the magistrate judge for a report and recommendation. On December 9, 2021, the magistrate judge issued a report and recommendation (the “R&R”) concluding that Defendants’ motion to dismiss the Federal Action should be granted in full. The magistrate judge determined that all claims under the Securities Act of 1933 were time-barred by the applicable one-year statute of limitations and should be dismissed with prejudice, while the claims under the Securities Exchange Act of 1934 failed for deficient allegations of fraudulent scienter and should be dismissed with leave to replead. The lead plaintiff in the Federal Action timely filed objections to the R&R on December 23, 2021, and Defendants submitted a response to plaintiff’s objections on January 6, 2022. On March 13, 2022, presiding District Judge issued a memorandum and order overruling plaintiffs’ objections, adopting the R&R in full, dismissing the Securities Act claims without leave to replead, and dismissing the Exchange Act claims with leave to file a further amended complaint within 30 days. On April 12, 2022, plaintiffs voluntarily dismiss the above-captioned action, with prejudice, as to all defendants.

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

ITEM 9. THE OFFER AND LISTING

9.A. Offering and Listing Details

Our ADSs have been listed on the NYSE since September 19, 2018 under the symbol “XYF.” Each ADS represents two ordinary shares, par value US$0.0001 per share. Effective from November 19, 2020, we adjusted the ratio of our ADSs to the Class A ordinary shares from one (1) ADS representing two (2) Class A ordinary shares to one (1) ADS representing six (6) Class A ordinary shares.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

Our ADSs have been listed on the NYSE since September 19, 2018 under the symbol “XYF.”

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

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Changes in Capital

We may from time to time by ordinary resolution:

●	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;
●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
●	sub-divide our existing shares, or any of them into shares of a smaller amount; or
●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

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

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Law. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
●	an exempted company’s register of members is not open to inspection;
●	an exempted company does not have to hold an annual general meeting;
●	an exempted company may issue no par value shares;
●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	an exempted company may register as a limited duration company; and
●	an exempted company may register as a segregated portfolio company.

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

This discussion applies only to a U.S. Holder that holds the ADSs or ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;
●	dealers or traders in securities that use a mark-to-market method of tax accounting;
●	persons holding ADSs or ordinary shares as part of a hedging transaction, straddle, conversion transaction, integrated transaction or similar transaction;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	entities classified as partnerships for U.S. federal income tax purposes and their partners;
●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;
●	persons that own or are deemed to own ADSs or ordinary shares representing 10% or more of our voting power or value;

●	persons who acquired our ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
●	persons holding ADSs or ordinary shares in connection with a trade or business conducted outside the United States.

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

As used herein, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;
●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ADS OR ORDINARY SHARES. IT IS NOT TAX ADVICE. EACH HOLDER OF OUR ADS OR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR IN RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ADS OR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

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

Alternatively, if we are a PFIC and if the ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder of ADSs could make a mark-to-market election that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. The NYSE, where our ADSs are listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which the Company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” below. U.S. Holders will not be able to make a mark-to-market election with respect to our ordinary shares, or with respect to any shares of a Lower-tier PFIC, because such shares will not trade on any stock exchange.

The rules dealing with PFICs and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ADS or ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to our ADS or ordinary shares under their particular circumstances.

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

Additional Taxes

Under current law, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, our ordinary shares, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax.The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars and financial investment in VC funds which would be settled in US dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

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

Certain risks and concentrations

As of December 31, 2019, 2020 and 2021, substantially all of our cash and cash equivalents, restricted cash were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be high credit quality.

Financial investments that potentially subject us to credit risk mainly consist of investments in VC funds. We limits its exposure to credit risks associated with financial instruments by regularly conducting a credit review of the funds and their underlying investments.

Accounts receivable and contract assets are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable and contract assets is mitigated through our consistent credit risk management framework to the entire portfolio of loans in accordance with ASC 450-20. We also constantly monitor the financial condition and evaluates the credit quality of certain institutional funding partners and external financing guarantee companies from which our service fees are collected.

Deposits to institutional cooperators are placed with financial institutional cooperators. We regularly monitors the financial condition and evaluates the credit quality of each institutional cooperator.

Credit of loans receivables and loans at fair value is controlled by the application of credit approval, limit and monitoring procedures.

No investor or institutional funding partner represented greater than 10% or more of the total net revenues for the years ended December 31, 2019, 2020 and 2021.

We manage current payment risk of guarantee liabilities and financial guarantee derivative through a self-developed risk management model. The rating scale of risk management model takes into account factors such as identity characteristics, credit history, payment overdue history, payment capacity, behavioral characteristics and online social network activities. As of December 31, 2021, substantially all of the loans facilitated by us were insured/guaranteed by external insurance company or financing guarantee companies.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

The fluctuation of interest rates may affect the demand for loan services on our platform. For example, a decrease in interest rates may cause potential borrowers to seek lower-priced loans from other channels. A high interest rate environment may lead to an increase in competing investment options and dampen institutional funding partners’ desire to invest on our products. We do not expect that the fluctuation of interest rates will have a material impact on our financial condition. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future. See “Item 3. Key Information on the Company—3.D. Risk Factors—Risks Relating to Our Business and Industry—Increase in market interest rates could negatively affect the amount of loans facilitated by us and cost of funds provided to borrowers.”

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

For the period from the date that the F-1 Registration Statement was declared effective by the SEC to December 31, 2021, we used the net proceeds from our initial public offering for as follows:

●	Approximately US$14.8 million for dividend distribution;
●	Approximately US$29.1 million for restricted cash as collateral for our local borrowings in China;
●	Approximately US$30.0 million for capital contributions to our PRC subsidiary; and
●	Approximately US$5.4 million for general corporate purposes.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were ineffective, due to the material weaknesses in internal control over financial reporting identified below, in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2021 was ineffective, due to the material weaknesses in internal control over financial reporting identified below.

(c)	Internal Control over Financial Reporting

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the year ended December 31, 2016 and 2017 and as of December 31, 2016 and 2017, we and our predecessor independent registered public accounting firm identified two “material weaknesses” in our internal control over financial reporting and other control deficiencies. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (1) our lack of sufficient skilled staff with U.S. GAAP knowledge and SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; and (2) our internal audit function is still in the process of establishing formal risk assessment process and internal control framework. In connection with the audits of our consolidated financial statements for the year ended December 31, 2019 and as of December 31, 2019, we and our successor independent registered public accounting firm determined that these two material weaknesses remain as of December 31, 2019, and identified two additional material weaknesses in our internal control over financing reporting. The two additional material weaknesses identified by us and our successor independent registered public accounting firm related to: (1) the Company did not maintain effective controls over the accounting treatments of new business arrangements, including new Consolidated Trusts related arrangements; and (2) there was not adequate management oversight of accounting activities in relating to certain tax practices to conform to the U.S. GAAP. In connection with the audits of our consolidated financial statements for the year ended December 31, 2020 and as of December 31, 2020, we and our successor independent registered public accounting firm determined that three material weaknesses remain as of December 31, 2020, which related to (1) our lack of sufficient skilled staff with U.S. GAAP knowledge and SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; (2) our internal audit function is still in the process of establishing formal risk assessment process and internal control framework; and (3) there was not adequate management oversight of accounting activities in relating to certain tax practices to conform to the U.S. GAAP. In connection with the audits of our consolidated financial statements for the year ended December 31, 2021, we and our successor independent registered public accounting firm determined that these three material weaknesses remain as of December 31, 2021.

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

	Year Ended December 31,
	2020	2021
Services	RMB	RMB

	(in thousands)
Audit Fees(1)
Deloitte Touche Tohmatsu Certified Public Accountants LLP	348	—
KPMG Huazhen LLP	10,722	9,569
Audit-Related Fees(2)	—	—
Tax Fees(3)
Deloitte Touche Tohmatsu Certified Public Accountants LLP	—	1,509
KPMG Huazhen LLP	123	—
Other Fees(4)	—
Total	11,193	11,078
(1)	Audit Fees. Audit fees mean the aggregate fees for each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.
(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.
(3)	Tax Fees. Tax fees mean fees incurred from professional services related to tax compliance.
(4)	Other Fees. Other fees mean fees incurred from professional services related to training, advisory and assurance for corporate and social responsibility reporting and professional services related to tax advice.

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

In March 2022, our board of directors has approved a share repurchase plan under which we may repurchase up to US$15 million worth of its Class A ordinary shares in the form of American depositary shares (“ADSs”) over the next eighteen months, effective until September, 2023. Under the share repurchase plan, the repurchase may be made from time to time through various means, including open market transactions, privately negotiated transactions, and through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The manner, timing and amount of any share repurchases will be determined by the our management in its discretion based on its evaluation of various factors. We expect to fund repurchases out of its existing cash balance.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The disclosure called for by paragraph (a) of this Item 16F was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in “Item 16.F. Change in Registrant’s Certifying Accountant” of our annual report on Form 20-F for the fiscal year ended December 31, 2019 filed with the SEC on June 4, 2020.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

Exhibit Number	Description of Document

dated December 22, 2017 (English Translation) (incorporated by reference to Exhibit 10.23 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.24

Exclusive Call Option Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., among Yue Tang, Baoguo Zhu, Zijinzhonghao (Zhejiang) Investment Co., Ltd., Shenzhen Ao Li Hua Investment Management Partnership, Shenzhen Gu Fo Investment Management Partnership (Limited Partnership), Shenzhen Man Ni Ou Investment Management Partnership (Limited Partnership), Shenzhen Bo Li Fu Investment Management Partnership (Limited Partnership) and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 22, 2017 (English Translation) (incorporated by reference to Exhibit 10.24 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.25

Spousal Consent Letter of Yue Tang concerning Shenzhen Xiaoying Technology Co. Ltd., dated December 22, 2017 (English Translation) (incorporated by reference to Exhibit 10.25 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.26

Spousal Consent Letter of Baoguo Zhu concerning Shenzhen Xiaoying Technology Co. Ltd., dated December 22, 2017 (English Translation) (incorporated by reference to Exhibit 10.26 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.27

Exclusive Business Cooperation Agreement between Xiaoying (Beijing) Information Technology Co., Ltd. and Shenzhen Tangren Financing Guarantee Co., Ltd., dated December 16, 2016 (English Translation) (incorporated by reference to Exhibit 10.27 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.28

Shareholders’ Voting Rights Proxy Agreement concerning Shenzhen Tangren Financing Guarantee Co., Ltd., between Xi’an Bailu Enterprise Management Co., Ltd. and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 16, 2016 (English Translation) (incorporated by reference to Exhibit 10.28 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.29

Equity Pledge Agreement concerning Shenzhen Tangren Financing Guarantee Co., Ltd., between Xi’an Bailu Enterprise Management Co., Ltd. and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 16, 2016 (English Translation) (incorporated by reference to Exhibit 10.29 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.30

Exclusive Call Option Agreement concerning Shenzhen Tangren Financing Guarantee Co., Ltd., between Xi’an Bailu Enterprise Management Co., Ltd. and Xiaoying (Beijing) Information Technology Co., Ltd., dated December 16, 2016 (English Translation) (incorporated by reference to Exhibit 10.30 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.31

Exclusive Business Cooperation Agreement between Xiaoying (Beijing) Information Technology Co., Ltd. and Shenzhen Beier Capital Management Co., Ltd. dated July 1, 2018 (English Translation) (incorporated by reference to Exhibit 4.31 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities and Exchange Commission on June 4, 2020)

4.32

Exclusive Call Option Contract among Xiaoying (Beijing) Information Technology Co., Ltd., Shenzhen Gamma Capital Management Co., Ltd. and Shenzhen Beier Capital Management Co., Ltd. dated July 1, 2018 (English Translation) (incorporated by reference to Exhibit 4.32 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities and Exchange Commission on June 4, 2020)

4.33

Equity Pledge Contract among Xiaoying (Beijing) Information Technology Co., Ltd., Shenzhen Gamma Capital Management Co., Ltd. and Shenzhen Beier Capital Management Co., Ltd. dated July 2018 (English Translation) (incorporated by reference to Exhibit 4.33 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities and Exchange Commission on June 4, 2020)

4.34

Shenzhen Gamma Capital Management Co., Ltd.’s Power of Attorney authorizing Xiaoying (Beijing) Information Technology Co., Ltd. to exercise certain rights dated July 2018 (English Translation) (incorporated by reference to Exhibit 4.34 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities and Exchange Commission on June 4, 2020)

4.35

Tripartite Cooperation Agreement among ZhongAn Online P&C Insurance Co., Ltd., Shenzhen Xiaoying Puhui Technology Co., Ltd. and Shenzhen Tangren Financing Guarantee Co., Ltd. dated November 8, 2019 (English Translation) (incorporated by reference to Exhibit 4.35 of our Annual Report on Form 20 F (File No. 001 38652) filed with the Securities and Exchange Commission on May 14, 2021)

4.36

Security Deposit Pledge Agreement between ZhongAn Online P&C Insurance Co., Ltd. and Shenzhen Tangren Financing Guarantee Co., Ltd. dated December 23, 2019 (English Translation) (incorporated by reference to Exhibit 4.36 of our Annual Report on Form 20 F (File No. 001 38652) filed with the Securities and Exchange Commission on May 14, 2021)

Exhibit Number	Description of Document

4.37

Supplemental Agreement to Security Deposit Pledge Agreement between ZhongAn Online P&C Insurance Co., Ltd. and Shenzhen Tangren Financing Guarantee Co., Ltd. dated July 8, 2020 (English Translation) (incorporated by reference to Exhibit 4.37 of our Annual Report on Form 20 F (File No. 001 38652) filed with the Securities and Exchange Commission on May 14, 2021)

4.38

Security Deposit Pledge Agreement between ZhongAn Online P&C Insurance Co., Ltd. and Shenzhen Xiaoying Puhui Technology Co., Ltd. dated June 19, 2020 (English Translation) (incorporated by reference to Exhibit 4.38 of our Annual Report on Form 20 F (File No. 001 38652) filed with the Securities and Exchange Commission on May 14, 2021)

4.39

Supplemental Agreement to Security Deposit Pledge Agreement between ZhongAn Online P&C Insurance Co., Ltd. and Shenzhen Xiaoying Puhui Technology Co., Ltd. dated June 19, 2020 (English Translation) (incorporated by reference to Exhibit 4.39 of our Annual Report on Form 20 F (File No. 001 38652) filed with the Securities and Exchange Commission on May 14, 2021)

8.1*	List of subsidiaries, VIEs and subsidiaries of the VIEs of the Registrant
10.1*	Share Purchase Agreement dated November 1, 2021 (English Translation)
10.2*	Shareholder Agreement dated November 1, 2021 (English Translation)
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

99.1*	Consolidated Financial Statements of Shenyang Tianxinhao Technology Limited as of December 31, 2021
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104**	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*    Filed herewith

**  Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

X Financial

	By:	/s/ Yue (Justin) Tang
Name: Yue (Justin) Tang
Title: Chief Executive Officer and Chairman

Date: April 28, 2022

X FINANCIAL

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

X Financial:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of X Financial and its subsidiaries and variable interest entities (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes and financial statement Schedule I (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

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

Shenzhen, China

April 28, 2022

X FINANCIAL

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2020 AND 2021

		As of
		December 31,	As of December 31,
	Notes	2020	2021	2021
		RMB	RMB	US$
ASSETS
Cash and cash equivalents		746,388,408	584,762,494	91,761,996
Restricted cash (including RMB476,854,616 and RMB212,812,257 from Consolidated Trusts and Partnerships as of December 31, 2020 and 2021, respectively)		852,134,486	407,276,342	63,910,545
Accounts receivable and contract assets, net of allowance of RMB38,681,680 and RMB25,867,957 as of December 31, 2020 and 2021, respectively (including nil and RMB8,335,518 from Consolidated Trusts and Partnerships as of December 31, 2020 and 2021, respectively)	2(l)	413,307,108	747,480,118	117,295,942
Loans receivable from Xiaoying Credit Loans and Xiaoying Revolving loans, net (including nil and RMB1,622,699,799 from Consolidated Trusts and Partnerships as of December 31, 2020 and 2021, respectively)	2(n)	1,236,026,461	2,484,072,931	389,805,249
Loan receivable from Xiaoying Housing Loans, net	2(p)	47,490,437	12,083,317	1,896,136
Loans at fair value (including RMB1,585,731,888 and RMB389,679,352 from Consolidated Trusts and Partnerships as of December 31, 2020 and 2021, respectively)	3	1,585,731,888	389,679,352	61,149,194
Deposits to institutional cooperators, net	5	907,923,380	1,500,406,750	235,446,560
Prepaid expenses and other current assets, net (including RMB11,359,212 and RMB7,889,836 from Consolidated Trusts and Partnerships as of December 31, 2020 and 2021, respectively)	4	403,776,319	213,127,478	33,444,352
Financial guarantee derivative	3	297,928,066	11,816,799	1,854,314
Deferred tax assets, net	14	605,652,593	274,868,534	43,132,871
Long-term investments	10	295,615,200	560,038,353	87,882,238
Financial investments	9	6,000,000	82,843,800	13,000,000
Property and equipment, net	6	11,136,599	6,188,262	971,073
Intangible assets, net	7	37,440,407	36,816,984	5,777,388
Other non-current assets		51,458,356	31,277,378	4,908,103
TOTAL ASSETS		7,498,009,708	7,342,738,892	1,152,235,961
LIABILITIES
Payable to investors at fair value (including RMB1,914,183,650 and RMB462,714,400 from the Consolidated VIEs, Trusts and Partnerships, without recourse to the Company as of December 31, 2020 and 2021, respectively)	3	1,914,183,650	462,714,400	72,609,987
Payable to institutional funding partners (including nil and RMB1,466,068,260 from the Consolidated VIEs, Trusts and Partnerships, without recourse to the company as of December 31, 2020 and 2021, respectively)	2(n)	1,460,395,100	1,487,378,613	233,402,161
Guarantee liabilities	12	9,789,626	—	—
Financial guarantee derivative (including RMB130,442,090 and RMB565,953,269 from the Consolidated VIEs, Trusts and Partnerships, without recourse to the Company as of December 31, 2020 and 2021, respectively)	3	130,442,090	565,953,269	88,810,418
Short-term bank borrowings (including RMB18,700,000 and nil from the Consolidated VIEs, Trusts and Partnerships, without recourse to the Company as of December 31, 2020 and 2021, respectively)	8	350,545,000	166,500,000	26,127,483
Accrued payroll and welfare (including RMB10,017,308 and RMB8,959,248 from the Consolidated VIEs, Trusts and Partnerships, without recourse to the Company as of December 31, 2020 and 2021, respectively)		34,780,834	44,605,137	6,999,519
Other tax payable (including RMB37,103,700 and RMB100,333,129 from the Consolidated VIEs, Trusts and Partnerships, without recourse to the Company as of December 31, 2020 and 2021, respectively)		73,077,245	219,545,929	34,451,547
Income tax payable (including RMB48,349,593 and RMB8,189,833 from the Consolidated VIEs, Trusts and Partnerships, without recourse to the Company as of December 31, 2020 and 2021, respectively)	14	75,916,903	117,148,450	18,383,148
Deposit payable to channel cooperators	2(w)	21,472,235	21,012,235	3,297,278
Accrued expenses and other current liabilities (including RMB230,564,165 and RMB85,485,440 from the Consolidated VIEs, Trusts and Partnerships, without recourse to the Company as of December 31, 2020 and 2021, respectively)	11	323,748,430	268,966,550	42,206,721
Other non-current liabilities (including RMB1,739,541 and nil from the Consolidated VIEs, Trusts and Partnerships, without recourse to the Company as of December 31, 2020 and 2021, respectively)		27,614,943	12,019,348	1,886,098
TOTAL LIABILITIES		4,421,966,056	3,365,843,931	528,174,360
Commitments and Contingencies (Note 18)
Equity:
Common shares(US$0.0001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 323,117,943 and 329,117,943 shares issued and outstanding as of December 31, 2020 and 2021, respectively)		202,870	206,793	32,450
Additional paid-in capital		3,068,045,239	3,159,522,737	495,798,063
Retained earnings (accumulated deficit)		(14,551,146)	810,855,877	127,240,981
Other comprehensive income		21,059,073	6,309,554	990,107
Total X Financial shareholders’ equity		3,074,756,036	3,976,894,961	624,061,601
Non-controlling interests		1,287,616	—	—
TOTAL EQUITY		3,076,043,652	3,976,894,961	624,061,601
TOTAL LIABILITIES AND EQUITY		7,498,009,708	7,342,738,892	1,152,235,961

The accompanying notes are an integral part of these consolidated financial statements.

X FINANCIAL

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
	Notes	2019	2020	2021	2021
		RMB	RMB	RMB	US$
Net revenues
Loan facilitation service—Direct Model		1,986,003,343	1,266,532,773	2,545,431,636	399,433,769
Loan facilitation service—Intermediary Model		238,867,054	41,372,812	161,313	25,314
Post-origination service		330,695,212	203,841,829	315,590,118	49,522,976
Financing income		408,400,792	612,863,477	671,901,495	105,436,006
Other revenue		124,083,594	68,346,567	93,380,543	14,653,445
Total net revenue	2(d)	3,088,049,995	2,192,957,458	3,626,465,105	569,071,510
Operating costs and expenses
Origination and servicing		1,634,822,450	2,071,506,464	1,963,006,006	308,038,478
General and administrative		227,481,772	179,225,336	187,859,411	29,479,241
Sales and marketing		103,157,613	35,629,022	20,829,534	3,268,608
(Reversal of) provision for contingent guarantee liabilities	12	7,747,561	880,948	(24,284)	(3,811)
Provision for accounts receivable and contract assets	2(l)	241,186,823	121,485,215	77,247,810	12,121,867
(Reversal of) provision for loan receivable from Xiaoying Housing Loans	2(p)	23,430,641	17,993,570	(377,559)	(59,247)
Provision for loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans	2(n)	37,643,244	227,210,026	76,395,168	11,988,069
Impairment losses on deposits to institutional cooperators:	5
(Reversal of) provision for credit losses on deposits to institutional cooperators		—	10,318,117	(8,291,421)	(1,301,105)
Impairment loss on deposits to institutional cooperators		—	960,000,000	—	—
Reversal of provision of credit losses for other financial assets		—	(975,040)	(1,223,360)	(191,972)
Total operating expenses		2,275,470,104	3,623,273,658	2,315,421,305	363,340,128
Income (Loss) from operations		812,579,891	(1,430,316,200)	1,311,043,800	205,731,382
Interest income (expenses), net		19,385,973	21,724,308	19,709,140	3,092,794
Foreign exchange gain		616,395	15,398,932	5,147,137	807,698
Investment loss	10	(12,538,280)	—	—	—
Change in fair value of financial guarantee derivative	3	(246,371,828)	(163,670,115)	(170,338,993)	(26,729,905)
Fair value adjustments related to Consolidated Trusts	3	64,162,533	(57,380,274)	(7,266,784)	(1,140,317)
Other income (loss), net		26,080,766	12,709,213	32,506,084	5,100,914
Income (Loss) before income taxes and gain (loss) from equity in affiliates		663,915,450	(1,601,534,136)	1,190,800,384	186,862,566
Income tax benefit (expense)	14	93,102,643	299,878,635	(368,735,701)	(57,862,678)
Gain (loss) from equity in affiliates, net of tax	10	17,457,899	(6,805,940)	3,341,862	524,411
Net income (loss)		774,475,992	(1,308,461,441)	825,406,545	129,524,299
Less: net gain (loss) attributable to non-controlling interests		199,863	41,134	(478)	(75)
Net income (loss) attributable to X Financial		774,276,129	(1,308,502,575)	825,407,023	129,524,374
Net income (loss)		774,475,992	(1,308,461,441)	825,406,545	129,524,299
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments		14,606,045	(46,041,729)	(14,749,519)	(2,314,521)
Comprehensive income (loss)		789,082,037	(1,354,503,170)	810,657,026	127,209,778
Less: comprehensive (income) loss attributable to non-controlling interests		199,863	41,134	(478)	(75)
Comprehensive income (loss) attributable to X Financial		788,882,174	(1,354,544,304)	810,657,504	127,209,853
Net income (loss) per share—basic	15	2.47	(4.07)	2.51	0.39
Weighted average number of ordinary shares outstanding—basic		313,757,887	321,236,089	329,230,273	329,230,273
Net income (loss) per share—diluted	15	2.42	(4.07)	2.45	0.38
Weighted average number of ordinary shares outstanding—diluted		319,747,392	321,236,089	336,881,082	336,881,082

The accompanying notes are an integral part of these consolidated financial statements.

X FINANCIAL

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

				Retained	Accumulated	Equity
		Common		earnings	other	attributable	Non-
	Common	share	Additional	(Accumulated	comprehensive	to	controlling	Total
	share	amount	paid-in capital	deficit)	income	X Financial	interests	equity
	number	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance at December 31, 2018	303,614,298	189,586	2,824,223,031	640,114,859	52,494,757	3,517,022,233	1,046,619	3,518,068,852
Exercise of share option	17,053,645	11,654	6,024,011	—	—	6,035,665	—	6,035,665
Share-based compensation (Note 16)	—	—	157,116,095	—	—	157,116,095	—	157,116,095
Net income	—	—	—	774,276,129	—	774,276,129	199,863	774,475,992
Foreign currency translation adjustments	—	—	—	—	14,606,045	14,606,045	—	14,606,045
Dividend to shareholders	—	—	—	(103,196,981)	—	(103,196,981)	—	(103,196,981)
Balance at December 31, 2019	320,667,943	201,240	2,987,363,137	1,311,194,007	67,100,802	4,365,859,186	1,246,482	4,367,105,668
Cumulative effect of accounting change (1)	—	—	—	(17,242,578)	—	(17,242,578)	—	(17,242,578)
Balance at January 1, 2020	320,667,943	201,240	2,987,363,137	1,293,951,429	67,100,802	4,348,616,608	1,246,482	4,349,863,090
Issuance of new shares	2,700,000	1,806	(1,806)	—	—	—	—	—
Exercise of share option	—	—	612,530	—	—	612,530	—	612,530
Cancellation of shares	(250,000)	(176)	(68,760)	—	—	(68,936)	—	(68,936)
Share-based compensation (Note 16)	—	—	80,140,138	—	—	80,140,138	—	80,140,138
Net income (loss)	—	—	—	(1,308,502,575)	—	(1,308,502,575)	41,134	(1,308,461,441)
Foreign currency translation adjustments	—	—	—	—	(46,041,729)	(46,041,729)	—	(46,041,729)
Balance at December 31, 2020	323,117,943	202,870	3,068,045,239	(14,551,146)	21,059,073	3,074,756,036	1,287,616	3,076,043,652
Issuance of new shares	6,000,000	3,923	(3,923)	—	—	—	—	—
Exercise of share option	—	—	2,959,511	—	—	2,959,511	—	2,959,511
Share-based compensation (Note 16)	—	—	88,434,772	—	—	88,434,772	—	88,434,772
Acquisition of non-controlling interests	—	—	87,138	—	—	87,138	(1,287,138)	(1,200,000)
Net income (loss)	—	—	—	825,407,023	—	825,407,023	(478)	825,406,545
Foreign currency translation adjustments	—	—	—	—	(14,749,519)	(14,749,519)	—	(14,749,519)
Balance at December 31, 2021	329,117,943	206,793	3,159,522,737	810,855,877	6,309,554	3,976,894,961	—	3,976,894,961

				Retained	Accumulated	Equity
		Common		earnings	other	attributable	Non-
	Common	share	Additional	(Accumulated	comprehensive	to	controlling	Total
	share	amount	paid-in capital	deficit)	income	X Financial	interests	equity
	number	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Balance at December 31, 2020	323,117,943	31,834	481,443,247	(2,283,393)	3,304,628	482,496,316	202,055	482,698,371
Issuance of new shares	6,000,000	616	(616)	—	—	—	—	—
Exercise of share option	—	—	464,412	—	—	464,412	—	464,412
Share-based compensation (Note 16)	—	—	13,877,346	—	—	13,877,346	—	13,877,346
Acquisition of non-controlling interests	—	—	13,674	—	—	13,674	(201,980)	(188,306)
Net income (loss)	—	—	—	129,524,374	—	129,524,374	(75)	129,524,299
Foreign currency translation adjustments	—	—	—	—	(2,314,521)	(2,314,521)	—	(2,314,521)
Balance at December 31, 2021	329,117,943	32,450	495,798,063	127,240,981	990,107	624,061,601	—	624,061,601
(1)	The Group adopted ASU 2016-13 on January 1, 2020. See Note 2 (Summary of Significant Accounting Policies) for more information.

The accompanying notes are an integral part of these consolidated financial statements.

X FINANCIAL

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	774,475,992	(1,308,461,441)	825,406,545	129,524,299
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	11,379,697	11,915,528	8,135,552	1,276,646
Share-based compensation	157,116,095	80,140,138	88,434,772	13,877,346
Impairment of long-term investments	12,538,280	—	—	—
Loss (gain) from equity in affiliates	(17,457,899)	6,805,940	(3,341,862)	(524,411)
Loss (gain) from disposal of property and equipment	(2,389)	59,213	(180,537)	(28,330)
Provision for accounts receivable and contract assets	241,186,823	121,485,215	77,247,810	12,121,867
Provisions for loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans	37,643,244	227,210,026	76,395,168	11,988,069
(Reversal of) provision for loan receivable from Xiaoying Housing Loans	23,430,641	17,993,570	(377,559)	(59,247)
Impairment losses on deposits to institutional cooperators:
(Reversal of) provision for credit losses on deposits to institutional cooperators	—	10,318,117	(8,291,421)	(1,301,105)
Impairment loss on deposits to institutional cooperators	—	960,000,000	—	—
Reversal of provision of credit losses for other financial assets	—	(975,040)	(1,223,360)	(191,972)
Fair value adjustments related to Consolidated Trusts	(64,162,533)	57,380,274	7,266,784	1,140,317
Change in fair value of financial guarantee derivative	246,371,828	163,670,115	170,338,993	26,729,905
Deferred tax expenses (benefits)	(164,911,933)	(142,551,916)	333,420,104	52,320,890
Other non-cash expenses (income)	247,954	(978,897)	(117,889)	(18,499)
Changes in operating assets and liabilities:
Accounts receivable and contract assets	366,952,171	220,837,490	(411,420,820)	(64,560,904)
Deposits to institutional cooperators	(518,720,216)	(1,369,521,281)	(584,191,949)	(91,672,465)
Prepaid expenses and other current assets	(197,141,775)	123,901,899	21,232,196	3,331,795
Amount due from related party	20,000,000	—	—	—
Origination of loans held for sale	(8,056,664,647)	—	—	—
Sales and maturity of loans held for sale	8,362,184,896	—	—	—
Loan receivable from Xiaoying Housing Loans	15,134,973	24,051,658	35,784,679	5,615,397
Loan receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans	—	—	(890,372,164)	(139,718,822)
Other non-current assets	299,925	265,846	162,653	25,524
Guarantee liabilities	(3,422,898)	(7,983,299)	(9,789,626)	(1,536,206)
Financial guarantee derivative	(608,084,177)	388,806,171	551,283,453	86,508,404
Accrued payroll and welfare	(29,815,450)	(28,867,642)	9,824,303	1,541,648
Other tax payable	(76,043,291)	14,991,468	146,468,684	22,984,133
Income tax payable	28,757,234	(265,078,543)	41,231,547	6,470,129
Deposit payable to channel cooperators	(25,118,739)	(87,451,225)	(460,000)	(72,184)
Accrued expenses and other current liabilities	64,392,936	102,802,015	(33,694,875)	(5,287,461)
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	600,566,742	(679,234,601)	449,171,181	70,484,763
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment and intangible assets	(15,143,162)	(5,365,436)	(2,620,038)	(411,141)
Disposal of property and equipment	115,402	79,344	236,783	37,156
Purchase of financial investments	—	(6,000,000)	(112,843,800)	(17,707,655)
Collection of financial investments	—	—	36,000,000	5,649,186
Purchase of long-term investment	—	(3,500,000)	(315,000,000)	(49,430,374)
Collection of long-term investment	—	—	40,000,000	6,276,873
Loan to a related party	—	—	(150,000,000)	(23,538,273)
Loan repayment from a related party	—	—	150,000,000	23,538,273
Origination of loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans	—	(5,746,369,142)	(1,755,301,405)	(275,445,094)
Sale and collection of loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans	—	797,086,381	35,848,676	5,625,440
Principle payment of loans at fair value	(4,938,191,061)	(4,016,159,473)	(2,238,372,299)	(351,249,458)
Principal collection of loans at fair value	2,253,437,828	5,155,380,196	3,427,158,051	537,795,884
Principle payment of loans receivables of the Consolidated Partnerships	—	—	(2,538,004,837)	(398,268,342)
Principal collection of loans receivables of the Consolidated Partnerships	—	—	915,305,038	143,631,334
Purchase of loans’ earnings rights from related party	(380,000,000)	—	—	—
Collection of loans’ earnings rights from related party	—	120,000,000	160,000,000	25,107,491
CASH USED IN INVESTING ACTIVITIES	(3,079,780,993)	(3,704,848,130)	(2,347,593,831)	(368,388,700)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	6,035,665	612,530	2,959,511	464,412
Acquisition of non-controlling interests	—	—	(1,200,000)	(188,306)
Cancelling of shares	—	(68,936)	—	—
Dividends to shareholders	(103,196,981)	—	—	—
Proceeds from short-term bank borrowings	203,000,000	511,545,000	266,500,000	41,819,665
Repayments of short-term bank borrowings	(401,000,000)	(161,000,000)	(450,545,000)	(70,700,342)
Cash received from institutional funding partners	—	5,707,175,065	2,052,099,474	322,019,187
Cash paid to institutional funding partners	—	(475,385,721)	(583,101,169)	(91,501,298)
Cash received from investors and institutional funding partners of the Consolidated Trusts	4,313,060,000	1,537,760,000	454,490,000	71,319,399
Cash paid to investors and institutional funding partners of the Consolidated Trusts	(1,306,710,525)	(2,629,925,825)	(1,905,959,250)	(299,086,597)
Cash received from investors and institutional funding partners of the Consolidated Partnerships	—	—	1,466,068,260	230,058,102
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	2,711,188,159	4,490,712,113	1,301,311,826	204,204,222
Effect of foreign exchange rate changes	10,622,885	(28,409,920)	(9,373,234)	(1,470,865)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	242,596,793	78,219,462	(606,484,058)	(95,170,583)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	1,277,706,639	1,520,303,432	1,598,522,894	250,843,124
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT YEAR END	1,520,303,432	1,598,522,894	992,038,836	155,672,541
Supplemental disclosures of cash flow information:
Income taxes paid	43,052,057	107,751,825	30,958,576	4,858,076
Interest paid for bank borrowings	3,474,745	11,405,162	6,719,912	1,054,501
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	1,005,980,251	746,388,408	584,762,494	91,761,996
Restricted cash	514,323,181	852,134,486	407,276,342	63,910,545
Total cash and cash equivalents and restricted cash	1,520,303,432	1,598,522,894	992,038,836	155,672,541

The accompanying notes are an integral part of these consolidated financial statements.

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

During the period of 2015 to 2016, the Founders also established a number of special purpose vehicles(“SPVs”) to carry out personal finance business in the PRC. At the formation date of each SPV, Shenzhen Ying Zhong Tong entered into a series of contractual agreements with the SPV and its nominal shareholder(s) include Shareholders’ Voting Rights Proxy Agreements, Exclusive Call Option Agreements, Exclusive Business Cooperation Agreements, and Equity Pledge Agreements, through which Shenzhen Ying Zhong Tong (1) has power to direct the activities that most significantly affects the economic performance of the SPV and (2) can receive the economic benefits of the SPVs that could be significant to the SPV. Accordingly, Shenzhen Ying Zhong Tong is the primary beneficiary of the SPVs.

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

In order to raise capital through its initial public offering (“IPO”) in the United States, the Group undertook a series of transactions since late 2016 with X Financial being proposed as the listing entity(“Reorganization”):

As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Company established a wholly-owned foreign invested subsidiary in the PRC, Xiaoying (Beijing) Information Technology Co., Ltd (“Beijing WFOE”)on October 28, 2015. The existing contractual agreements with the SPVs and SPVs’ shareholders held by Shenzhen Ying Zhong Tong were assigned to Beijing WFOE.

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

X Financial, through its PRC subsidiary, Beijing WFOE, entered into a series of contractual arrangements with Shenzhen Xiaoying, Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd (“Beijing Ying Zhong Tong”) in December 2017, and Shenzhen Tangren Financing Guarantee Co., Ltd (“Shenzhen Tangren”) in December 2016 and the shareholders of these entities respectively. Shenzhen Xiaoying, Beijing Ying Zhong Tong, Shenzhen Tangren and the SPVs are collectively referred to as “VIEs”. The series of contractual agreements included Shareholders’ Voting Rights Proxy Agreements, Spouse Consent Agreement, Exclusive Call Option Agreements, Exclusive Business Cooperation Agreements, and Equity Pledge Agreements. The Group believed that these contractual agreements would enable Beijing WFOE to (1) have power to direct the activities that most significantly affects the economic performance of the new VIEs and (2) receive the economic benefits of the VIEs that could be significant to the new VIEs. Accordingly, the Group believes that Beijing WFOE is the primary beneficiary of the VIEs.

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

On May 31, 2021, Shenzhen Xiaoying Microcredit Co., Ltd. (“Xiaoying Microcredit”) was incorporated in the PRC with online microcredit business operating license by Shenzhen Xiaoying. Shenzhen Xiaoying had completed the capital contributions of RMB1 billion to Xiaoying Microcredit by the end of November, 2021.

As of December 31, 2021, the Company’s principal subsidiaries, VIEs and subsidiaries of the VIEs are as follows:

	Date of	Place of	Percentage
	incorporation/	incorporation/	of legal
	establishment	establishment	ownership	Principal activities
Wholly owned subsidiaries
YZT (HK) Limited	January 14, 2015	Hong Kong	100%	Investment holding
Xiaoying (Beijing) Information Technology Co., Ltd. (“Beijing WFOE”)	October 28, 2015	Beijing	100%	Technology development and service, sale of products
Shenzhen Xiaoying Puhui Technology Co., Ltd. (“Shenzhen Puhui”)	December 6, 2016	Shenzhen	100%	Technology development and service, sale of products
Shenzhen Xiaoying Information Technology Co., Ltd. (“Shenzhen Xiaoying IT”)	November 28, 2016	Shenzhen	100%	Technology development and service, sale of products
VIEs
Shenzhen Xiaoying Technology Co., Ltd. (“Shenzhen Xiaoying”)	October 19, 2016	Shenzhen	100%	Technology development and service, sale of products
Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd. (“Beijing Ying Zhong Tong”)	March 27, 2015	Beijing	100%	Technology development and service, sale of products
Shenzhen Tangren Financing Guarantee Co., Ltd. (“Shenzhen Tangren”)	December 16, 2016	Shenzhen	100%	Guarantee services
Shenzhen Beier Asset Management Co., Ltd ("Shenzhen Beier")	July 1, 2018	Shenzhen	100%	Capital management
Significant subsidiaries of the VIEs
Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd. (“Shenzhen Ying Zhong Tong”)	March 7, 2014	Shenzhen	100%	Technology development and service, sale of products
Shenzhen Ying Ai Gou Trading Co., Ltd. ("Shenzhen Ying Ai Gou")	October 25, 2018	Shenzhen	100%	E-commerce services
Shenzhen Xiaoying Microcredit Co., Ltd. (“Xiaoying Microcredit”)	May 31,2021	Shenzhen	100%	Microcredit services

2. Summary of significant accounting policies

(a)Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)Principles of Consolidation

Variable interest entity

The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries, and consolidated VIEs. All intercompany transactions and balances have been eliminated.

The Company, through its wholly-owned foreign invested subsidiary, Beijing WFOE in the PRC, entered into a series of contractual arrangements (“VIE agreements”) with Shenzhen Xiaoying, Beijing Ying Zhong Tong, Shenzhen Tangren, and Shenzhen Beier (collectively known as “the VIEs”) and their respective shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs.

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

Pursuant to the voting rights proxy agreements signed between the VIEs’ nominee shareholders and Beijing WFOE, each nominee shareholder irrevocably appointed Beijing WFOE as its attorney-in-fact to exercise on each shareholder’s behalf and all rights that each shareholder has in respect of its equity interest in the VIEs (including but not limited to executing the exclusive right to the voting rights and the right to appoint directors and executive officers of the VIEs). The nominee shareholders cannot revoke the authorization and entrustment as long as the nominee shareholders remain a shareholder of the VIEs. For the arrangements among Beijing WFOE, each of the VIEs other than Shenzhen Beier, and their shareholders, the power of attorney will remain in force for ten years. Unless a thirty-day notice is given by Beijing WFOE, this agreement shall be automatically renewed for another one year upon its expiration.The arrangement among Beijing WFOE, Shenzhen Beier and its shareholder does not specify its effective term.

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

The Company believes that the contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the Group’s and operating licenses;
●	levy fines on the Group;
●	confiscate any of the Group’s income that they deem to be obtained through illegal operations;
●	shut down the Group’s services;
●	discontinue or restrict the Group’s operations in China;
●	impose conditions or requirements with which the Group may not be able to comply;
●	require the Group to change corporate structure and contractual arrangements;
●	restrict or prohibit the use of the proceeds from overseas offerings to finance the Group’s PRC consolidated VIEs’ business and operations; and
●	take other regulatory or enforcement actions that could be harmful to the Group’s business.

Consolidated Trusts

As part of the Group’s efforts to develop new product offerings for investors and institutional funding partners, the Group established a business relationship with certain trusts which were administered by third-party trust companies. The trusts were set up to invest solely in the loans facilitated by the Group on its platform to provide returns to the beneficiaries of the trusts through interest payments made by the borrowers. Both direct model and intermediary model are adopted for these trusts. Under direct model, loans are originated from trusts to borrowers while under intermediary model, the Group typically provides credit to the borrowers through an intermediary first and then transfers the loans to the trusts, which issue beneficial interests to the investors and institutional funding partners. The Group determines to consolidate these trusts as the Group is the primary beneficiary, due to the following reasons: 1) the Group has the power to direct the operating activities of the trusts; 2) the Group absorbs or enjoys the potential residual losses or returns of these trusts. Under intermediary model, the transfer of loans to the Consolidated Trusts are not eligible for sale accounting because the trust is consolidated and the loan transfer is considered an intercompany transaction. The Group further elected to apply fair value option to the loans (at the date of origination) and liabilities to investors and institutional funding partners to emphasize the relevancy of the accounting information of its consolidated financial statements. That is, the loans are continued to be recorded on the Group’s consolidated balance sheets as loans held for investment under “Loans at fair value” and the proceeds received from the investors and institutional funding partners are recorded as trust liabilities under “Payable to investors at fair value”.

During 2020 and 2021, certain of the subsidiaries of the Group funded RMB64,375,517 and RMB74,051,199 to loan products facilitated on the Group’s platform through third-party trust companies. The trusts are consolidated by the Group and the underlying loans are recorded on the Group’s consolidated balance sheets as loans held for investment under “Loans at fair value”.

Consolidated Partnerships

In 2021, the Group further developed a new business model with certain trust partners. The Group and certain trusts jointly established several limited partnership enterprises, or LPs, to invest solely in the loans facilitated by the Group on its platform to provide returns to partners of the LPs through interest payments made by the borrowers. Intermediary model is adopted for the Consolidated Partnerships, the Group typically provides credit to the borrowers through an intermediary first and then transfers the loans to the LPs. The Group determines to consolidate these LPs as the Group is the primary beneficiary, due to the following reasons: 1) the Group has the power to direct the operating activities of the LPs; 2) the Group absorbs or enjoys the potential residual losses or returns of these LPs. The transfer of loans to the Consolidated Partnerships are not eligible for sale accounting because the LP is consolidated and the loan transfer is considered an intercompany transaction. The Group further apply amortized cost to the loans and liabilities to trust partners in its consolidated financial statements. That is, the loans are recorded on the Group’s consolidated balance sheets under “Loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans” and the proceeds received from the trust partners are recorded as LP liabilities under “Payable to institutional funding partners”.

During 2021,one of the subsidiaries of the Group funded RMB141,326,511 to loan products facilitated on the Group’s platform through the limited partnership enterprises. The LPs are consolidated by the Group and the underlying loans are recorded on the Group’s consolidated balance sheets under “Loans at receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans”.

The following financial statement amounts and balances of the Consolidated Trusts and Partnerships are included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of
	December 31,	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Assets:
Restricted cash	476,854,616	212,812,257	33,394,887
Accounts receivable and contract assets, net	—	8,335,518	1,308,025
Loans receivable from Xiaoying Credit Loans and Xiaoying Revolving loans, net	—	1,622,699,799	254,637,008
Loans at fair value	1,585,731,888	389,679,352	61,149,194
Prepaid expenses and other current assets	11,359,212	7,889,836	1,238,087
Total assets	2,073,945,716	2,241,416,762	351,727,201
Liabilities:
Payable to investors at fair value	1,914,183,650	462,714,400	72,609,987
Payable to institutional funding partners	—	1,466,068,260	230,058,102
Other tax payable	3,357,513	5,631,031	883,632
Accrued expenses and other current liabilities	74,596,014	3,259,339	511,460
Total liabilities	1,992,137,177	1,937,673,030	304,063,181

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net revenue	340,613,941	331,300,043	285,859,862	44,857,650
Net income (loss)	227,051,351	(19,795,471)	105,610,429	16,572,581

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net cash provided by (used in) operating activities	123,521,027	(20,179,042)	155,272,678	24,365,672
Net cash provided by (used in) investing activities	(2,684,753,233)	1,139,220,723	(433,914,047)	(68,090,582)
Net cash provided by (used in) financing activities	3,006,349,475	(1,092,165,825)	14,599,010	2,290,904

The following financial statement amounts and balances of the VIEs and Consolidated Trusts and Partnerships were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of
	December 31,	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Assets:
Cash and cash equivalents	170,390,218	212,766,581	33,387,719
Restricted cash	484,877,600	220,812,257	34,650,262
Accounts receivable and contract assets, net	—	67,917,846	10,657,792
Financial investments	6,000,000	—	—
Loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans, net	—	2,458,221,481	385,748,593
Loan receivable from Xiaoying Housing Loans, net	47,490,437	12,083,317	1,896,136
Loans at fair value	1,585,731,888	389,679,352	61,149,194
Deposits to institutional cooperators, net	565,372	2,702,000	424,003
Prepaid expenses and other current assets, net	66,235,998	104,088,188	16,333,708
Financial guarantee derivative	297,928,066	11,816,799	1,854,314
Deferred tax assets, net	287,606,896	128,554,651	20,173,030
Long-term investments	292,115,200	556,571,016	87,338,138
Property and equipment, net	6,220,398	2,673,157	419,477
Intangible assets, net	30,431,482	29,554,089	4,637,681
Other non-current assets	6,914,006	4,850,671	761,176
Total assets	3,282,507,561	4,202,291,405	659,431,223
Liabilities:
Payable to investors at fair value	1,914,183,650	462,714,400	72,609,987
Payable to institutional funding partners	—	1,466,068,260	230,058,102
Financial guarantee derivative	130,442,090	565,953,269	88,810,418
Short-term bank borrowings	18,700,000	—	—
Accrued payroll and welfare	10,017,308	8,959,248	1,405,902
Other tax payable	37,103,700	100,333,129	15,744,457
Income tax payable	48,349,593	8,189,833	1,285,164
Accrued expenses and other current liabilities	230,564,165	85,485,440	13,414,531
Other non-current liabilities	1,739,541	—	—
Total liabilities	2,391,100,047	2,697,703,579	423,328,561

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net revenue	2,650,594,409	754,755,127	1,388,255,858	217,847,638
Net income (loss)	(14,609,225)	(180,518,614)	695,892,749	109,200,756

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net cash provided by (used in) operating activities	442,501,953	(190,951,068)	485,090,529	76,121,289
Net cash provided by (used in) investing activities	(2,706,673,269)	1,133,193,197	(702,678,519)	(110,265,593)
Net cash provided by (used in) financing activities	2,808,349,475	(1,073,465,825)	(4,100,990)	(643,535)

The VIEs and Consolidated Trusts and Partnerships contributed 86%, 34% and 38% of the Group’s consolidated revenue for the years ended December 31, 2019, 2020 and 2021 respectively. As of December 31, 2020 and 2021, the VIEs and Consolidated Trusts and Partnerships accounted for an aggregate of 44% and 57% of the consolidated total assets, and 54% and 80% of the consolidated total liabilities.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs and Consolidated Trusts and Partnerships. However, if the VIEs were ever to need financial support, the Group may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

The Group believes that there are no assets held in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and the PRC statutory reserves. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 17 for disclosure of restricted net assets.

(c)Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include share-based compensation, allowance for credit losses of accounts receivables and contract assets, deposits to institutional cooperators, prepaid expenses and other current assets, loans receivables from Xiaoying Housing Loans and loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans, allocation of considerations under revenue arrangements with various performance obligations, variable considerations of revenue recognition, valuation allowance for deferred tax assets, unrecognized tax benefits, the indefinite reinvestment assertion, fair value of guarantee liabilities and financial guarantee derivatives, loans at fair value and payable to investors at fair value, impairment of long-term investments and financial investments.

(d)Revenue recognition

The Group provides services as an online marketplace connecting borrowers and investors or institutional funding partners primarily through the use of two business models. The major products offered by the Group include Xiaoying Credit Loan and Xiaoying Revolving Loan. Xiaoying Credit Loan mainly consists of Xiaoying Card Loan and Xiaoying Preferred Loan products. The major product under the category Xiaoying Revolving Loan is Yaoqianhua which was previously named as Xiaoying Wallet. The Group ceased facilitation of Xiaoying Preferred Loan in 2019, and ceased facilitation of Xiaoying Revolving Loan in 2020.Revenue is the transaction price the Group expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Group’s activities and is recorded net of value-added tax (“VAT”). The services to be accounted for include loan facilitation service, post-origination service (e.g. cash processing and collection services) and guarantee service.

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

Loans facilitated by the Group typically have a term of less than 1 year. For each loan facilitated either through the Direct Model or Intermediary Model, the Group charges a service fee from the borrower indirectly through one of the Group’s VIEs, Shenzhen Tangren or external financing guarantee company or from institutional funding partner directly. No application fee is charged to borrowers or investors or institutional funding partners. For the loans the Group is entitled to the full service fee regardless of whether the borrowers choose to early repay or not, the Group has the unconditional right to the consideration. For the loans facilitated with borrowers who have the option of early repayment and upon termination they do not have the obligation to pay the remaining monthly service fees, the Group’s right to consideration for the service fees of facilitation service is conditional on whether or not the borrowers repay in advance. At contract inception, the Group determines that the collection of service fees is probable based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination.

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

In 2016 and January to September 2017, substantially all of the loans facilitated by the Group’s platform are insured by ZhongAn. The Group did not have direct contractual obligation to the investors for defaulted principal and interest during that period. The Group entered into a strategic cooperation agreement with ZhongAn pursuant to which ZhongAn provided insurance to the investors for the loans facilitated by the Group and reimbursed the loan principal and interest to the investor upon borrower’s default. During the aforementioned period, in order to maintain stable business relationship with ZhongAn, although not contractually obligated by the agreement with ZhongAn, the Group at its sole discretion paid ZhongAn for substantially all the defaulted loan principal and interest but have not been subsequently collected. The Group also provides direct guarantee to investors on certain loan products via its consolidated entities. The Group is compensated for this reimbursement from the contractual service fees collected from the borrowers. Given that the Group is at its sole discretion responsible for the uncollected claims paid, the Group effectively took on substantially all of the losses incurred by the investors due to borrowers’ default, the Group deemed the guarantee as a guarantee service to the investors and recognizes a stand ready obligation for its guarantee exposure in accordance with ASC Topic 460, Guarantees.

From September 2017, the Group revised the arrangement with ZhongAn on substantially all of the Xiaoying Credit Loans Starting from 2020, the Group enters into a series of arrangements with various external financing guarantee companies, which is similar to the revised arrangement with ZhongAn.

For certain Xiaoying Card Loans newly facilitated since September 2017 and certain Xiaoying Revolving Loans that are repaid in installments by borrowers, borrowers are required to enter into a guarantee agreement with the Group and an insurance/guarantee agreement with ZhongAn/financing guarantee companies, to pay the guarantee fee and insurance fee to the respective party at a pre-agreed rate. For certain loans that were newly facilitated in 2020, borrowers are required to enter into a guarantee agreement with the Group to pay the guarantee fee at a pre-agreed rate while at the same time, it is the institutional investors who enter into an insurance agreement with ZhongAn and the Group voluntarily pay the insurance fee to ZhongAn. The obligation/ credit risk/ exposure of the Group and Zhongan to compensate the defaulted loans has no change.

Upon borrower’s default, ZhongAn/financing guarantee companies reimburse the full loan principal and interest to the investors or institutional funding partner first, and has the right to recourse to both the borrower and the Group, and the Group’s contractual obligation is at any time it limited to a cap (the “Cap”) which is the lower of (1) total amount of guarantee fees contractually required to be collected from the borrowers for such loans facilitated during the current period on an aggregated basis, and (2) a certain percentage of the total principal of the loans facilitated stated in an annualized manner, as pre-agreed with ZhongAn/financing guarantee companies (the “Rate”). The contractual guarantee fees in (1) is not influenced by default or early repayment of borrowers. The Group has no obligation or intention to compensate ZhongAn/financing guarantee companies for any losses in excess of the contractual obligation. The Rate will be negotiated prospectively at each quarter between the two parties based on the expected default rate. The actual loss in excess of the Cap is absorbed by ZhongAn/financing guarantee companies. ZhongAn/financing guarantee companies ultimately bear substantially all of the credit risk. The Group’s exposure in this arrangement is limited to the default and prepayment risk in relation to the guarantee fee when the Group cannot collect the guarantee fee under the agreement with the borrower on an individual basis but is still obligated to compensate ZhongAn/financing guarantee companies up to the Cap on a pool basis. The Group evaluated the guarantee arrangement pursuant to ASC Topic 815, and concluded that the arrangement meets the definition of a derivative and that it is not eligible for the guarantee scope exception. Therefore, the guarantee is recognized as a derivative liability/asset at fair value and is not accounted for pursuant to ASC Topic 460 or 450. See accounting policy for financial guarantee derivative.

For other Xiaoying Preferred Loan products newly facilitated from September 2017, the borrowers are required to enter into an insurance agreement with ZhongAn only at a rate set by ZhongAn. No separate guarantee agreement is signed by the borrower with the Group and no additional guarantee fee is charged from the borrower. Upon borrower’s default, ZhongAn reimburses the full loan principal and interest to the investor or institutional funding partner. The Group collects the defaulted amount from borrowers on behalf of ZhongAn but has no obligation and it is no longer the Group’s intention to compensate ZhongAn for the defaulted loan principal and interest not subsequently collected in the future. ZhongAn is fully liable for all the borrower’s credit risk associated with the defaulted principal and interest of the loan. Therefore, for these loans, the Group provides loan facilitation and post-origination services but no longer provides guarantee service. The Group does not record guarantee liabilities associated with these loans or corresponding account receivables from guarantee services. Under the Direct Model, the total transaction price is directly allocated to the facilitation service and post-origination service. Under the Intermediary—non-trust model, upon transfer of the loan to third party investors, the Group recognize the difference between (1) the proceeds received from the investors and accounts receivable and (2) the carrying value of the loan as a gain of sale, which effectively represents the service fees earned from facilitation of the loans under Intermediary Model, as the “Loan facilitation service—Intermediary Model” in the consolidated statements of comprehensive income (loss). The Group ceased facilitation of Xiaoying Preferred Loan in October 2019.

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

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

●	Step 1: Identify the contract (s) with a customer
●	Step 2: Identify the performance obligations in the contract
●	Step 3: Determine the transaction price
●	Step 4: Allocate the transaction price to the performance obligations in the contract
●	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

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

The Group determines the total transaction price to be the service fees chargeable from the borrowers indirectly through one of the VIEs, Shenzhen Tangren or external financing guarantee companies or from certain institutional funding partners directly, including the guarantee fees charged by the Group under the separate guarantee agreement with the borrowers for certain type of Xiaoying Card Loans that are newly facilitated since September 2017. The Group’s transaction price includes variable consideration in the form of default risk of the borrowers for the service fees collected from certain institutional funding partners or through external financing guarantee companies and prepayment risk of the borrowers. The Group reflects, in the transaction price, the default risk and the prepayment risk. The Group estimates variable consideration for these contracts using the expected value approach on the basis of historical information and current trends of the default and prepayment percentage of the borrowers. The transaction price is allocated amongst the guarantee service, if any, and two performance obligations.

The Group first allocates the transaction price to the guarantee liabilities or financial guarantee, if any, that is recognized in accordance with either (1) ASC Topic 460, Guarantees which requires the guarantee to be measured initially at fair value based on the stand-ready obligation or (2) ASC Topic 815, which requires the guarantee to be measured initially and subsequently at fair value. Then the remaining considerations are allocated to the loan facilitation services and post-origination services using their relative standalone selling prices consistent with the guidance in ASC 606. For certain loans facilitated since September 2017, the total transaction price is allocated to facilitation service and post-origination service only. The Group does not have observable standalone selling price information for the loan facilitation services or post-origination services because it does not provide loan facilitation services or post-origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Group. As a result, the estimation of standalone selling price involves significant judgment. The Group uses an expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post origination services as the basis of revenue allocation. In estimating its standalone selling price for the loan facilitation services and post-origination services, the Group considers the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on the Group’s services, and other market factors.

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

The Group provides financing to borrowers on their platform and the loans are initially recorded on the consolidated balance sheet as loans held for sale or loans receivable from Xiaoying credit loans and Xiaoying revolving loans. These loans carry the same insurance/ guarantee agreement with external financial institutional co-operators as loans facilitated under the Direct Model, which is attached to the loan and transfers along with the loan. The Group also charges service fees in the same manner as loans facilitated under the Direct Model.

Intermediary Model—Non-Trust Model

The transfer of loans (including the creditor rights) to external investors or institutional funding partners not involving trust structure is accounted for as a true sale under ASC 860 (see accounting policy under “Sales and Transfers of Financial Instruments”). Upon sale, the Group records a guarantee liability in accordance with ASC 460 in relation to the on-going guarantee services to be provided to the investors or institutional funding partners, consistent with the loans facilitated under the Direct Model. The Group continues to provide post-origination services to the loans subsequent to their sale in the same manner as the Group services the loans facilitated under the Direct Model. No additional service fee is charged. Similar to the loans facilitated under the Direct Model, the Group charges and collects service fees from the borrowers or institutional funding partners in relation to the transferred loans on a monthly basis. The difference between (1) the proceeds received from the investors or institutional funding partners and accounts receivable and contract assets (see accounting policy on “Accounts receivable and contract assets and allowance for uncollectible accounts receivable and contract assets”) and (2) the sum of the carrying value of the loans and the fair value of the guarantee liability is recognized as a gain of sale, which effectively represents the service fees earned from facilitation of the loans under Intermediary Model, as the “Loan facilitation service—Intermediary Model” in the consolidated statements of comprehensive income (loss). For certain loans facilitated since September 2017, given the Group no longer provides guarantee services and the Group does not record any guarantee liabilities associated with those loans or related account receivable from guarantee services, the gain of sale is the difference between (1) the proceeds received from the investors or institutional funding partners and accounts receivable and contract assets and (2) the carrying value of the loan. The subsequent accounting for post-origination service and guarantee services is consistent with that for loans facilitated under the Direct Model.

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

Intermediary Model—Partnership Model

The transfer of loans to institutional funding partners under the Intermediary Model involves transferring the loans to a limited partnership enterprise, or LP, formed and operated by unrelated third-party trust companies and the Group. The Group consolidates such partnerships under the VIE model (see accounting policy on “Consolidated Partnerships”). The Group also elects to measure these loans at amortized cost at the time of origination. Loans transferred to Consolidated Partnerships do not qualify for sales accounting as the transfer is to a consolidated subsidiary. The loans are recorded as “Loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans” in the consolidated balance sheets. The Group recognizes as revenue under “financing income” the service fees and interests charged to the borrowers over the lifetime of the loans using effective interest method.

The online Intermediary Model ceased in April 2017 and the offline Intermediary Model with funding from banking financial institution partners ceased in February 2018 to comply with the promulgated regulatory requirements. The Group continues the operations through the offline Intermediary Model with funding from other partners to the extent permitted under applicable laws and regulations.

Disaggregation of revenues

All of the Group’s revenue for the years ended December 31, 2019, 2020 and 2021 were generated from the PRC. As the remaining duration of the Group’s performance obligations of the contracts is one year or less, the Group elects to apply the exemption of disclosing the aggregate amount of transaction price allocated to the performance obligations at the end of 31 December, 2019, 2020 and 2021, The following table illustrates the disaggregation of revenue by product the Group offered in 2019, 2020 and 2021:

		Loan
	Loan	facilitation
	facilitation	service-
	service-Direct	Intermediary	Post-origination	Financing	Other
	Model	Model	service	income	revenue	Total
2019	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Major products
Xiaoying Credit Loan	1,834,813,952	223,668,549	314,767,947	396,039,771	71,024,093	2,840,314,312
Xiaoying Revolving Loan	63,667,334	13,174,930	8,163,362	12,361,021	9,069,408	106,436,055
Xiaoying Housing Loan	578,598	88,225	132,382	—	264,644	1,063,849
Internet Channel(1)	86,733,843	1,703,032	7,568,757	—	1,890,227	97,895,859
Other loan products	209,616	232,318	62,764	—	10,403	515,101
Other service(2)	—	—	—	—	41,824,819	41,824,819
Total	1,986,003,343	238,867,054	330,695,212	408,400,792	124,083,594	3,088,049,995

		Loan
	Loan	facilitation
	facilitation	service-
	service-Direct	Intermediary	Post-origination	Financing	Other
	Model	Model	service	income	revenue	Total
2020	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Major products
Xiaoying Credit Loan	1,190,088,566	19,755,482	176,229,908	538,869,175	39,537,661	1,964,480,792
Xiaoying Revolving Loan	76,444,207	21,571,881	26,000,468	73,991,011	597,911	198,605,478
Xiaoying Housing Loan	—	—	—	—	172,960	172,960
Internet Channel(1)	—	45,449	1,611,453	3,291	11	1,660,204
Other loan products	—	—	—	—	226,720	226,720
Other service(2)	—	—	—	—	27,811,304	27,811,304
Total	1,266,532,773	41,372,812	203,841,829	612,863,477	68,346,567	2,192,957,458

		Loan
	Loan	facilitation
	facilitation	service-
	service-Direct	Intermediary	Post-origination	Financing	Other
	Model	Model	service	income	revenue	Total
2021	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Major products
Xiaoying Credit Loan	2,545,431,636	161,313	312,373,187	644,009,587	31,877,690	3,533,853,413
Xiaoying Revolving Loan	—	—	3,216,931	27,891,908	537,311	31,646,150
Other loan products	—	—	—	—	130,768	130,768
Other service(2)	—	—	—	—	60,834,774	60,834,774
Total	2,545,431,636	161,313	315,590,118	671,901,495	93,380,543	3,626,465,105

		Loan
	Loan	facilitation
	facilitation	service-
	service-Direct	Intermediary	Post-origination	Financing	Other
	Model	Model	service	income	revenue	Total
2021	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Major products
Xiaoying Credit Loan	399,433,769	25,314	49,018,169	101,059,157	5,002,305	554,538,714
Xiaoying Revolving Loan	—	—	504,807	4,376,849	84,316	4,965,972
Other loan products	—	—	—	—	20,520	20,520
Other services(2)	—	—	—	—	9,546,304	9,546,304
Total	399,433,769	25,314	49,522,976	105,436,006	14,653,445	569,071,510
(1)Represents loans facilitated to borrowers referred by other platforms. The Group ceased to facilitate loans for other platforms in 2020.
(2)Primarily consists of penalty fees for loan prepayment and late payment, commission fees from Xiaoying Online Mall, referral service fees for introducing borrowers to other platforms and technology service fees received for providing assistant technology development services.

Contract balances

The Group did not enter into contracts with customers that were greater than one year for substantially all products for the years ended December 31, 2019, 2020 and 2021. The Group historically did not record any contract liabilities for both 2020 and 2021 and did not record any contract asset prior to September 2017. For the loans the Group is entitled to the full service fee regardless of whether the borrowers choose to early repay or not, the Group has the unconditional right to the consideration and an accounts receivable is recorded. For the loans facilitated with borrowers who have the option of early repayment and upon termination they do not have the obligation to pay the remaining monthly service fees, the Group’s right to consideration for the service fees of facilitation service is conditional on whether or not the borrowers repay in advance. In these instances, the Group records a corresponding contract asset when recognizing revenue from loan facilitation service. The contract asset will not be reclassified to a receivable given that the right to invoice and the payment due date is the same date. Revenue for these loan products are recognized when the collection of consideration becomes probable.

Remaining unsatisfied performance obligations as of December 31, 2019, 2020 and 2021 pertained to post-origination service in the amount of RMB106,147,877 , RMB61,415,170 , and RMB113,840,873 (US$17,864,117) respectively. All remaining unsatisfied performance obligations would be recognized as revenue in the subsequent year. The revenues recognized in 2019, 2020 and 2021 from performance obligations satisfied (or partially satisfied) in prior periods are RMB2,240,572, nil and nil, respectively.

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

Financing income

Financing income consists primarily the financing fees the Group charges for the loans facilitated through the Consolidated Trusts and Consolidated Partnerships, including interest income and service fees generated from providing loan facilitation, guarantee and post-origination services to the investors and institutional funding partners of the Consolidated Trusts and Consolidated Partnerships, and are recorded as revenue over the life of the underlying financing using the effective interest method.

Financing income also includes financing fees, including interest income and service fee, from loans held for sale and loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans that have not yet been transferred to external investors or institutional funding partners or have been transferred but such transaction does not qualify for sale accounting under the Intermediary Model.

For the years ended December 31, 2021, financing income also includes interest income generated from providing loans by the Group’s own fund from microcredit business, and are recorded as revenue over the life of the underlying financing using the effective interest method.

Other revenue

Other revenue primarily includes penalty fees for loan prepayment and late payment, referral service fees for introducing borrowers to other platforms, technology service fees received for providing assistant technology development services and commission fees from Xiaoying Online Mall. The penalty fees, which are fees paid to the Group, will be received as a certain percentage of past due amounts in the case of late payments or a certain percentage of interest over the prepaid principal loan amount in the case of prepayment. Penalty fees are contingency-based variable considerations and constrained by the occurrence of delinquency or prepayment. They are recognized when the uncertainty associated with the variability is resolved, that is, when the underlying event occurs. The referral service fees for introducing borrowers to other platforms are recognized when the obligation is fulfilled and is confirmed by the other platforms. The technology service fees are recognized when the assistant technology development services to third parties provided.

Xiaoying Online Mall launched in March 2019 is a product that provides loan installments to the Group’s individual customers enabling them to purchase goods online. The loan installment revenue is recognized as loan facilitation revenue and post origination revenue. The gross amount of product sales and related costs or the net amount earned is recorded as commissions. The Group was evaluated as an agent and its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, revenues should be recognized in the net amount for the amount of commission which the Group earns in exchange for arranging for the specified goods or services to be provided by other parties. Revenue is recorded net of value-added taxes.

(e)Sales and transfers of financial instruments

Sales and transfers of financial instruments are accounted under authoritative guidance for the transfers and servicing of financial assets and extinguishment of liabilities. Specifically, a transfer of a financial asset, a group of financial assets, or a participating interest in a financial asset is accounted for as a sale only if all the following conditions are met:

1.The financial assets are isolated from the transferor and its consolidated affiliates as well as its creditors;
2.The transferee or beneficial interest holders have the right to pledge or exchange the transferred financial assets; and
3.The transferor, its consolidated affiliates included in the financial statements being presented, or its agents do not maintain effective control of the transferred asset. A transferor’s effective control over the transferred financial assets includes, but is not limited to, any of the following:
a.An agreement that both entitles and obligates the transferor to repurchase or redeem the transferred financial assets before their maturity.
b.An agreement, other than through a cleanup call that provides the transferor with both of the following: (i) The unilateral ability to cause the holder to return specific financial assets. (ii) A more-than-trivial benefit attributable to that ability; and
c.An agreement that permits the transferee to require the transferor to repurchase the transferred financial assets at a price that is so favorable to the transferee that it is probable that the transferee will require the transferor to repurchase them.

Under the Intermediary Model, the Group, through its Intermediary, facilitates credits to borrowers and subsequently transfers the loans (including the creditor rights) to third party investors or institutional funding partners at face value within a short period of time.

When the loan (including the creditor rights) is transferred, the transferee becomes the direct counterparty to the borrower and the legal record holder of the loan upon transfer. The transfer is accounted for as a sale, when (1) the transferred loans are considered legally isolated from the assets of the Group and its creditors even in the bankruptcies under the PRC laws and regulations, (2) the investors or institutional funding partners (transferees) can freely pledge or exchange the transferred loans, and (3) the Group does not maintain effective control over the transferred loans. The cash flows related to the origination and transfer of these loans are presented as “Origination of loans held for sale”and “Sale of loans held for sale”, respectively, within operating cash flows in the consolidated statement of cash flows. When a transfer does not qualify for sale accounting, e.g. when the Group sells loans with recourse to the Group, the transferred financial asset remains in the statement of financial position and a financial liability is recognized for any consideration received.

For Xiaoying Housing Loans facilitated through the Intermediary Model, borrowers are required to pledge properties to one of the Group’s consolidated VIE entities (other than the Intermediary or the SPV conducting the facilitation and transfer of the loan) as collateral for the guarantee that the Group is providing to ZhongAn against borrower’s default. It is a separate arrangement with different counterparties from the loan provided by the Group. While the loan (including creditor’s rights) is transferred to third party investors or institutional funding partners, the lien remains under the Group’s name and in security for the Group agreeing to provide the guarantee to ZhongAn. The holding of the lien does not affect the creditor’s right in the loan being fully transferred. Provided all aforementioned conditions under sales accounting are met, the transfer of such loans with collateral are accounted for as a sale. The Group ceased facilitation of Xiaoying Housing Loan in 2019.

(f)Foreign currency translation

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

(g)Guarantee liabilities

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

Refer to Note 12 for additional information about guarantee liabilities for the years ended December 31, 2019, 2020 and 2021.

From September 2017, the Group revised the arrangement with Zhongan on Xiaoying Credit Loan products, which is the major product offered by Group. The Group no longer records any guarantee liabilities in accordance with ASC Topic 460 for substantially all Xiaoying Preferred Loans. For most Xiaoying Card Loans, the Group records financial guarantee derivatives in accordance with ASC 815. See accounting policy of revenue recognition and financial guarantee derivatives.

(h)Financial guarantee derivatives

Starting from September 2017, for newly facilitated Xiaoying Credit Loans and Xiaoying Revolving Loans, the Group entered into a series of arrangements with various financial institutional cooperators in which it has agreed that the Group’s exposure is limited to the contractual guarantee fee that the Group cannot collect under the agreement from the borrower as a result of default or prepayment but are still obligated to compensate those financial institutional cooperators based on the contractual guarantee fee up to the pre-agreed cap. See accounting policy in Revenue Recognition. The financial guarantee is accounted for as a derivative under ASC 815 because the financial guarantee scope exemption in ASC 815-10-15-58 is not met. The derivative is remeasured at each reporting period. The change in fair value of the derivative is recorded as a change in fair value of financial guarantee derivatives in the consolidated statements of comprehensive income(loss). The derivative is increased by the guarantee fees collected from the borrowers upon receipt as the Group expects all the fees to be ultimately paid to those financial institutional cooperators. When the Group settles the guarantee through performance of the guarantee by making payments to those financial institutional cooperators, the Company records a corresponding deduction to the derivative.

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

(i)Fair value

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

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

●	Level 1—inputs are based upon unadjusted quoted prices for identical assets or liabilities traded in active markets.
●	Level 2—inputs are based upon quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
●	Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair value is therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

(j)Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash on hand and cash in bank which are highly liquid. As of December 31, 2021, cash equivalents were comprised of current deposits and money market funds stated at cost plus accrued interest. All cash and cash equivalents are unrestricted as to withdrawal and use.

(k)Restricted Cash

Restricted cash consists primarily of cash held by the Consolidated Trusts and Partnerships through segregated bank accounts which can only be used by the Trusts and Partnerships to specified activities as stipulated in the Trust or Partnership agreements. Cash in the Consolidated Trusts and Partnerships is not available to fund the general liquidity needs of the Group.

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

Accounts receivable and contract assets from facilitation service is stated at the historical carrying amount net of write-offs and allowance for credit losses. The Group establishes an allowance for credit losses in accordance with ASC 326 based on estimates, historical experience of net default rates, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors surrounding the credit risk of customers. The profile of the borrowers is similar under each product therefore the Group applies a consistent credit risk management framework to the entire portfolio of borrowers under each product. For individual customers where there is an observable indicator of impairment such as fraud, a specific allowance is provided. The Group also constantly monitor the financial condition and evaluates the credit quality of certain institutional funding partners and external financing guarantee companies from which the Group’s service fees are collected directly or indirectly. The Group evaluates and adjusts its allowance for credit losses for accounts receivable and contract assets on a quarterly basis or more often as necessary. Uncollectible accounts receivable or contract assets are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when accounts receivable or contract assets are deemed uncollectible.

The following table presents the accounts receivable and contract assets from facilitation and post-origination as of December 31, 2020 and 2021, respectively:

	Accounts
	receivable	Accounts
	from	receivable from	Accounts
	facilitation	post-origination	receivable from	Allowance for
As of December 31, 2020	services	services	financing income	credit losses	Total
	RMB	RMB	RMB	RMB	RMB
Xiaoying Credit Loan	422,694,249	1,897,119	9,160,182	(37,529,193)	396,222,357
Xiaoying Revolving Loan	14,438,096	1,295,993	2,503,149	(1,152,487)	17,084,751
Total	437,132,345	3,193,112	11,663,331	(38,681,680)	413,307,108

	Accounts	Accounts
	receivable	receivable	Accounts
	and contract	and contract	receivable
	assests from	assests from	and contract
	facilitation	post-origination	assests from	Allowance for
As of December 31, 2021	services	services	financing income	credit losses	Total
	RMB	RMB	RMB	RMB	RMB
Accounts receivable:
Xiaoying Credit Loan	189,556,149	2,468,496	26,080,407	(8,092,404)	210,012,648
Contract assests:
Xiaoying Credit Loan	529,311,240	25,931,783	—	(17,775,553)	537,467,470
Total	718,867,389	28,400,279	26,080,407	(25,867,957)	747,480,118

.	Accounts	Accounts
	receivable	receivable	Accounts
	and contract	and contract	receivable
	assests from	assests from	and contract
	facilitation	post-origination	assests from	Allowance for
As of December 31, 2021	services	services	financing income	credit losses	Total
	US$	US$	US$	US$	US$
Accounts receivable:
Xiaoying Credit Loan	29,745,496	387,361	4,092,585	(1,269,875)	32,955,567
Contract assests:
Xiaoying Credit Loan	83,060,484	4,069,263	—	(2,789,372)	84,340,375
Total	112,805,980	4,456,624	4,092,585	(4,059,247)	117,295,942

The following tables present the aging of accounts receivable as of December 31, 2020 and 2021 respectively. The Group charges off accounts receivable overdue more than 60 days.

As of December 31, 2020
Aging	Not past-due	1 - 30 days	30 - 60 days	Total
	RMB	RMB	RMB	RMB
Xiaoying Credit Loan	426,728,851	3,680,132	3,342,567	433,751,550
Xiaoying Revolving Loan	16,016,508	986,663	1,234,067	18,237,238
Total	442,745,359	4,666,795	4,576,634	451,988,788

As of December 31, 2021
Aging	Not past-due	1 - 30 days	30 - 60 days	Total
	RMB	RMB	RMB	RMB
Xiaoying Credit Loan	205,943,964	6,352,735	5,808,353	218,105,052
Total	205,943,964	6,352,735	5,808,353	218,105,052

As of December 31, 2021
Aging	Not past-due	1 - 30 days	30 - 60 days	Total
	US$	US$	US$	US$
Xiaoying Credit Loan	32,317,102	996,883	911,457	34,225,442
Total	32,317,102	996,883	911,457	34,225,442

The following tables present the movement of provision for accounts receivable and contract assets as of December 31, 2019 and in the allowance for credit losses for accounts receivables and contract assets as of December 31, 2020 and 2021:

		Provision for
	As of	accounts receivable	Charge-off for	As of
	January 1,	(net of recovery)	accounts	December 31,
	2019	(1)	receivable	2019
	RMB	RMB	RMB	RMB
Xiaoying Credit Loan	206,575,845	230,589,301	(252,080,117)	185,085,029
Xiaoying Revolving Loan	—	10,303,996	(2,479,118)	7,824,878
Xiaoying Housing Loan	119,616	—	(119,616)	—
Internet Channel	133,707	—	(133,707)	—
Other products	14,384,158	293,526	(14,677,684)	—
Total	221,213,326	241,186,823	(269,490,242)	192,909,907

	As of		Provision for	Charge-off for	As of
	January 1,	Adoption of ASU	accounts receivable	accounts	December 31,
	2020	2016-13	(net of recovery) (1)	receivable	2020
	RMB	RMB	RMB	RMB	RMB
Xiaoying Credit Loan	185,085,029	11,480,592	112,833,743	(271,870,171)	37,529,193
Xiaoying Revolving Loan	7,824,878	811,579	11,883,737	(19,367,707)	1,152,487
Internet Channel	—	3,232,265	(3,232,265)	—	—
Total	192,909,907	15,524,436	121,485,215	(291,237,878)	38,681,680

		Provision for
		accounts receivable	Charge-off for
	As of	and contract assets	accounts	As of
	January 1,	(net of recovery)	receivable and	December 31,
	2021	(1)	contract assets	2021
	RMB	RMB	RMB	RMB
Accounts receivable:
Xiaoying Credit Loan	37,529,193	46,512,298	(75,949,087)	8,092,404
Xiaoying Revolving Loan	1,152,487	1,612,419	(2,764,906)	—
Contract assests:
Xiaoying Credit Loan	—	29,123,093	(11,347,540)	17,775,553
Total	38,681,680	77,247,810	(90,061,533)	25,867,957

		Provision for	Charge-off for
	As of	accounts receivable	accounts	As of
	January 1,	and contract assets	receivable and	December 31,
	2021	(net of recovery) (1)	contract assets	2021
	US$	US$	US$	US$
Accounts receivable:
Xiaoying Credit Loan	5,889,150	7,298,794	(11,918,069)	1,269,875
Xiaoying Revolving Loan	180,850	253,024	(433,874)	—
Contract assests:
Xiaoying Credit Loan	—	4,570,049	(1,780,677)	2,789,372
Total	6,070,000	12,121,867	(14,132,620)	4,059,247
(1)	The recoveries of charge-off of accounts receivables and contract assets amounted to RMB3,690,460, RMB4,243,262 and RMB850,597 (US$133,477) during the year ended December 31, 2019, 2020 and 2021, respectively.

(m)Loans held for sale

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

Loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans includes those loans that the Group acquired from unaffiliated third parties who were the initial lenders of such loans. The Group believes that acquiring loans from unaffiliated third parties is not prohibited under the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries (the “Interim Measures”) because the Interim Measures prohibit an online finance information intermediary from providing its own funds to borrowers on the platform directly but do not prohibit an online finance information intermediary acquiring loans from others. The Group acquired loans from unaffiliated third parties who were the initial lenders of such loans in 2020 and 2021. As of December 31, 2020 and 2021, such loans had a weighted average term of 10~11 months and a remaining weighted average term of 7 ~ 8 months, respectively. The loans were initially recognized as “Loans held for sale” as the Group did not have intention to retain such loans. The loans were not covered by any credit enhancement from qualified institutional partners. And the Group had no ability to transfer out the loans without recourse to the Group due to the illiquid market. Therefore, as of December 31,2019, the Group reclassified loans held for sale to loans receivables from Xiaoying Credit Loans and Xiaoying Revolving loans after reassessing its ability to transfer these loans. The cash flows related to the origination and transfer of these loans are presented as “Origination of loans held for sale” and “Sale of loans held for sale”, respectively, within operating cash flows in the consolidated statement of cash flows.

(n)Loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans, net

For those loans that the Group provides credits to borrowers using its own fund and has intention to hold for the foreseeable future, or has no intention to hold but fail to have certain marketing plans to transfer, or those transfer of loans that fails to meet to criteria of true sale under ASC 860 (see accounting policy under “Sale and Transfers of Financial Instruments”), they are accounted for as loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans at amortized cost. As of December 31, 2020 and 2021, loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans amounted to RMB1,236,026,461 and RMB2,484,072,931(US$389,805,249) respectively. The general life time of Loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans lasts no more than 12 months. For the loans that were unable to be transferred to external investors or institutional funding partners in a transaction that fails to meet to the criteria of true sale under ASC 860, the corresponding considerations received from the institutional funding partners were recorded in “Payable to institutional funding partners” in the consolidated balance sheet. The considerations received by the Group were determined based on the outstanding loan balances on the transaction dates. As the Group entitles them to receive a fixed interest rate in the loans which the institutional funding partners purchased, an accrued interest expenses payable to them was also recorded in “Payable to institutional funding partners” in the consolidated balance sheet.

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

The Group excluded the accrued interest receivable balance from the disclosed amortized cost basis, amounting to RMB26,080,407(US$4,092,585) as of December 31, 2021. The accrued interest receivables were recorded in Accounts receivables in the consolidated balance sheet. The Group does not measure the allowance for credit losses for accrued interest receivables as the Group writes off the uncollectable accrued interest receivables when the corresponding Loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans are written off. In 2020 and 2021, the Group charges off Loan receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans overdue more than 60 days.

The following table presents the loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans originated and retained by the Company as of December 31,2020 and 2021, respectively:

	Loans receivables
	from Xiaoying
	Credit Loans and
	Xiaoying Revolving	Allowance for
As of December 31, 2020	Loans	credit losses	Total
	RMB	RMB	RMB
Xiaoying Credit Loan	1,027,762,930	(70,615,780)	957,147,150
Xiaoying Revolving Loan	310,819,315	(31,940,004)	278,879,311
Total	1,338,582,245	(102,555,784)	1,236,026,461

	Loans receivables
	from Xiaoying
	Credit Loans and
	Xiaoying Revolving	Allowance for
As of December 31, 2021	Loans	credit losses	Total
	RMB	RMB	RMB
Xiaoying Credit Loan	2,537,161,361	(54,725,057)	2,482,436,304
Xiaoying Revolving Loan	2,247,311	(610,684)	1,636,627
Total	2,539,408,672	(55,335,741)	2,484,072,931

	Loans receivables
	from Xiaoying
	Credit Loans and
	Xiaoying Revolving	Allowance for
As of December 31, 2021	Loans	credit losses	Total
	US$	US$	US$
Xiaoying Credit Loan	398,135,982	(8,587,555)	389,548,427
Xiaoying Revolving Loan	352,652	(95,830)	256,822
Total	398,488,634	(8,683,385)	389,805,249

The following tables present the movement of provision for loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans as of December 31, 2020 and 2021, respectively:

			Provision for loans
			receivable
			from Xiaoying Credit
			Loans and Revolving
	As of December	Adoption of ASU	Loans (net of		As of December
	31, 2019	2016-13	recovery) (1)	Charge-off	31, 2020
	RMB	RMB	RMB	RMB	RMB
Xiaoying Credit Loans	—	—	74,934,783	(4,319,003)	70,615,780
Xiaoying Revolving Loans	24,709,468	4,205,046	152,275,243	(149,249,753)	31,940,004
Total	24,709,468	4,205,046	227,210,026	(153,568,756)	102,555,784

		(Reversal of)
		provision for
		loans receivable
		from Xiaoying Credit
		Loans and
	As of December 31,	Revolving Loans (net of		As of December 31,
	2020	recovery) (1)	Charge-off	2021
	RMB	RMB	RMB	RMB
Xiaoying Credit Loans	70,615,780	80,823,776	(96,714,499)	54,725,057
Xiaoying Revolving Loans	31,940,004	(4,428,608)	(26,900,712)	610,684
Total	102,555,784	76,395,168	(123,615,211)	55,335,741

		(Reversal of)
		provision for loans
		receivable from
		Xiaoying Credit Loans and
	As of December 31,	Revolving Loans (net of		As of December 31,
	2020	recovery) (1)	Charge-off	2021
	US$	US$	US$	US$
Xiaoying Credit Loans	11,081,156	12,683,014	(15,176,615)	8,587,555
Xiaoying Revolving Loans	5,012,084	(694,945)	(4,221,309)	95,830
Total	16,093,240	11,988,069	(19,397,924)	8,683,385
(1)The recoveries of charge-off of loans receivables from Xiaoying Credit Loans and Xiaoying Revolving Loans amounted to RMB11,249,305 and RMB8,803,265(US$1,318,424) during the years ended December 31, 2020 and 2021, respectively.

The following table presents the aging of loans receivable from Xiaoying Credit Loans and Revolving Loans as of December 31, 2020 and 2021, respectively:

As of December
31, 2020
Aging	Not past-due	1 - 30 days	30 - 60 days	Total
	RMB	RMB	RMB	RMB
Xiaoying Credit Loans	1,012,188,463	10,394,739	5,179,728	1,027,762,930
Xiaoying Revolving Loans	294,056,208	9,930,164	6,832,943	310,819,315
Total	1,306,244,671	20,324,903	12,012,671	1,338,582,245

As of December
31, 2021
Aging	Not past-due	1 - 30 days	30 - 60 days	Total
	RMB	RMB	RMB	RMB
Xiaoying Credit Loans	2,514,735,264	13,800,724	8,625,373	2,537,161,361
Xiaoying Revolving Loans	2,241,915	—	5,396	2,247,311
Total	2,516,977,179	13,800,724	8,630,769	2,539,408,672

As of December
31, 2021
Aging	Not past-due	1 - 30 days	30 - 60 days	Total
	US$	US$	US$	US$
Xiaoying Credit Loans	394,616,838	2,165,635	1,353,509	398,135,982
Xiaoying Revolving Loans	351,805	—	847	352,652
Total	394,968,643	2,165,635	1,354,356	398,488,634

(o)Loans and payable to investors of Consolidated Trusts

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

(p)Loan receivable from Xiaoying Housing Loans, net

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

Allowance for loan receivable is established through periodic charges to the provision for loan receivable when the Group believes that the future collection of defaulted loan principal and interest is unlikely. Allowance for credit losses for loan receivables from Xiaoying Housing loans is also recognized when the fair value is below the original recorded present value of the expected amount to be collected. In order to accelerate the collection process, the Group transferred the creditor rights of certain defaulted loans as well as the underlying collateral right to third party companies at a discount in 2019, 2020 and 2021. The discounted amount was recorded as an allowance for loan receivables which represent the amount that the Group expects not able to collect from the proceedings. In addition, the Group also recorded an allowance for the remaining outstanding loans not transferred benchmarked to the discounted amount. The Group also institutes proceedings to collect the payout amount from collaterals. Uncollectible loan receivable from Xiaoying Housing Loans is written off when a settlement is reached for an amount that is less than the outstanding historical balance or when loan receivables are deemed uncollectible.

The outstanding balance of loan receivable from Xiaoying Housing Loans were RMB47,490,437 and RMB12,083,317 (US$1,896,136)as of December 31, 2020 and 2021, respectively. The contractually required payments that are receivable for loans acquired during 2020 and 2021 were RMB14,165,030 and nil, respectively. The outstanding undiscounted balance including the principal, interest, fees, penalties under Xiaoying Housing Loans receivable were RMB129,940,425 and RMB121,854,733(US$19,121,667), as of December 31, 2020 and 2021, respectively.

The following tables presents the movement in provision for loans receivable from Xiaoying Housing Loans for the years ended December 31, 2020 and 2021.

	Provision for Loans Receivable
As of December 31, 2019	from Xiaoying Housing Loans	Charge-off	As of December 31, 2020
RMB	RMB	RMB	RMB
48,211,512	17,993,570	(66,205,082)	—

	Reversal of provision for Loans Receivable	Recoveries of
As of December 31, 2020	from Xiaoying Housing Loans	charge-off	As of December 31, 2021
RMB	RMB	RMB	RMB
—	(377,559)	377,559	—

	Reversal of provision for Loans Receivable	Recoveries of
As of December 31, 2020	from Xiaoying Housing Loans	charge-off	As of December 31, 2021
US$	US$	US$	US$
—	(59,247)	59,247	—

The following tables presents the aging of Loan receivables from Xiaoying Housing Loans as of December 31, 2020 and 2021, respectively:

As of December 31, 2020	Over due 1 – 2	Over due 2 – 3	Over due over 3
Aging	years	years	years	Total
	RMB	RMB	RMB	RMB
Xiaoying Housing Loans	3,043,453	8,691,640	35,755,344	47,490,437

As of December 31, 2021	Over due 1 – 2	Over due 2 – 3	Over due over 3
Aging	years	years	years	Total
	RMB	RMB	RMB	RMB
Xiaoying Housing Loans	—	1,392,439	10,690,878	12,083,317

As of December 31, 2021	Over due	Over due	Over due
Aging	1 – 2 years	2 – 3 years	over 3 years	Total
	US$	US$	US$	US$
Xiaoying Housing Loans	—	218,504	1,677,632	1,896,136

(q)Financial investments

The Group classifies certain financial assets such as financial products issued by banks expected to be realized in cash with highly liquid as financial investments. Those financial assets were accounted as fair value. Interest income, related realized and unrealized gains and losses are included in earnings. The Group regularly evaluates its financial investments for impairment or when events or changes in circumstances indicate that it might be impaired.

Financial investments also include investments in the Venture Capital funds (“VC funds”). The Group elected to use the measurement alternative to measure these investments at cost minus impairment, because their fair value is not readily determinable and do not qualify for the NAV practical expedient according to ASC topic 321, Investment-Equity Securities.

(r)Deposits to institutional cooperators, net

Starting from November 2019, the Group enter into a series of deposit arrangements with financing institutional cooperators, such as insurance company and financing guarantee company. The Group is required to pay deposits to those financial institutional cooperators monthly or in accordance with an agreed payment schedule. The amount of deposit is separately agreed with each institutional cooperator, usually calculated by multiplying the outstanding loan balance on the reconciliation date by an agreed percent rate (“the standard amount “). The agreed percent rate may be adjusted from time to time. If the balance of the deposits exceeds the standard amount or supplementary payment of deposit is needed, the financial institutional cooperators shall refund the excess part to the Group or the Group shall make supplementary payment of deposit in accordance with an agreed payment schedule.

Deposits to institutional cooperators is stated at the historical carrying amount net of write-offs and allowance for credit losses. The Group establishes an allowance based on estimates, the current and expected default rates, insurance premium/guarantee fee, the historical pay-out amounts, the outstanding loan balances, the forecasted loan facilitation amounts and the credit risk of institutional cooperators. The Group evaluates and adjusts its allowance for deposits to institutional cooperators on a quarterly basis or more often as necessary. Deposits to institutional cooperators are written off when deposits are deemed uncollectible. Deposits to institutional cooperators are recorded as current assets because the term of the underlying loan assets was 12 months or less. As of December 31, 2021, all deposits are refundable and none of them passed the original due date.

(s)Property and equipment, net

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

(t)Intangible assets

Intangible assets with finite lives represent domain name and purchased computer software. These intangible assets are amortized on a straight line basis over their estimated useful lives of the respective asset, which varies from 1 to 10 years.

Intangible assets with an indefinite useful life represent the insurance broker license purchased during 2018 and insurance sale on line license authorized in 2019, See Note 7. Intangible assets with an indefinite life is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

(u)Impairment of long-lived assets

Long-lived assets including intangible assets with definite lives, are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2019, 2020 and 2021. Intangible assets with an indefinite useful life are tested for impairment annually or more frequently, if events or changes in circumstances indicate that they might be impaired accordance with ASC subtopic 350-30, Intangibles-Goodwill and Other: General Intangibles Other than Goodwill (“ASC 350-30 “).

(v)Long-term investments

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

(w)Deposit payable to channel cooperators

The Group co-operates with selected Fintech and other financial companies by connecting the borrowers referred by those companies to investors on the Group’s platform. As part of the arrangements, the selected companies also provide credit enhancements on the loans facilitated to the borrowers referred by them and are required to pay a certain amount of cash as deposit to the Group, from which the Group is entitled to deduct if they fail to compensate the defaulted loans on a timely basis. Any remaining balance of the deposit is released upon expiry of the co-operation agreements. As of December 31, 2020 and 2021 the total deposit amount that the Group received from Fintech and other financial companies were RMB21,472,235 and RMB21,012,235 (US$3,297,278) respectively.

(x)Employee defined contribution plan

Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Group has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred were RMB53,997,224 , RMB28,891,339 and RMB35,601,429(US$5,586,641) for the years ended December 31, 2019, 2020 and 2021 respectively.

(y)Advertising cost

Advertising costs are expensed as incurred in accordance with ASC 720-35 Other Expense—Advertising costs. Advertising costs were RMB64,357,939,RMB25,594,249 and RMB7,395,353 (US$1,160,492) for the years ended December 31, 2019, 2020 and 2021 respectively. Advertising costs are included in sales and marketing expense in the consolidated statements of comprehensive income (loss).

(z)Origination and servicing expense

Origination and servicing expense consists primarily of variable expenses and vendor costs, including labor costs, costs related to credit assessment, borrower acquisitions, payment processing services, fees paid to third party collection agencies, as well as interest expense paid to institutional investors and institutional funding partners of the Consolidated Trusts and Partnerships.

(aa)Income taxes

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

(ab)Value added taxes (“VAT”)

The Group is subject to VAT at the rate of 6% and 13% given that they are classified as general tax payers and at the rate of 3% as certain Consolidated Trusts and Consolidated Partnerships of the Group are classified as small-scale tax payers. VAT is reported as a deduction to revenue when incurred and amounted to RMB231,454,037 , RMB197,016,590 and RMB228,029,948(US$35,782,875) for the years ended December 31, 2019, 2020 and 2021 respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expense and other liabilities on the consolidated balance sheets.

(ac)Segment information

The Group uses management approach to determine operation segment. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”)for making decisions, allocation of resource and assessing performance.

The Group’s CODM has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single segment.

All of the Group’s revenue for the years ended December 31, 2019, 2020 and 2021 were generated from the PRC. As of December 31, 2019, 2020 and 2021, all of long-lived assets of the Group were located in the PRC.

As the Group generates all of its revenues in the PRC, no geographical segments are presented.

(ad)Leases

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

As of December 31, 2020 and 2021, the Group recognized operating lease ROU assets of RMB45,217,671 and RMB25,199,346 (US$3,954,327), total lease liabilities RMB44,486,728 and RMB24,350,514 (US$3,821,127), including current portion of RMB16,871,785 and RMB12,331,166 (US$1,935,029) for operating leases.

The Group’s operating leases mainly related to office facilitates. As of December 31 2021, the weighted average remaining lease term was 1.38 years and the weighted average discount rate was 6.2% for the Group’s operating leases.

Operating lease cost for the year ended 31 December, 2021 was RMB17,943,753(US$2,815,766), which excluded cost of short-term contracts. Short-term lease cost for the year ended 31 December, 2021 was insignificant. For the year ended 31 December, 2021, no lease cost for operating or finance leases was capitalized. Supplemental cash flow information related to operating leases was as follows:

	As of December 31, 2021
	RMB	US$
Cash payments for operating leases	20,298,560	3,185,287
ROU assets obtained in exchange for operating lease liabilities	—	—

Future lease payments under operating leases as of December 31, 2021 were as follows:

	Operating leases
	RMB	US$
Year ending December 31,
2022	17,559,142	2,755,413
2023	4,753,618	745,946
2024	4,844,256	760,169
2025 and thereafter	3,503,856	549,831
Total future lease payments	30,660,872	4,811,359
Less: Imputed interest	6,310,358	990,232
Total lease liability balance	24,350,514	3,821,127

As of December 31, 2021, additional operating leases that have not yet commenced were immaterial.

(ae)Net income (loss) per share

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

(af)Share-based compensation

Share-based payment transactions with employees, such as stock options and restricted stocks, are measured based on the grant date fair value of the awards, with the resulting expense generally recognized on a straight-line basis in the consolidated statements of income over the period during which the employee is required to perform service in exchange for the award.

(ag)Certain risks and concentrations

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, restricted cash, financial investments, accounts receivable and contract assets, deposits to institutional cooperators, loans receivables and loans at fair value.

The Group’s investment policy requires cash and restricted cash to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer. The Group regularly evaluates the credit standing of the counterparties or financial institutions.

Financial investments that potentially subject the Group to credit risk mainly consist of investments in VC funds. The Group limits its exposure to credit risks associated with financial instruments by regularly conducting a credit review of the funds and their underlying investments.

Accounts receivable and contract assets are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable and contract assets is mitigated through the Group’s consistent credit risk management framework to the entire portfolio of loans in accordance with ASC 450-20. The Group also constantly monitor the financial condition and evaluates the credit quality of certain institutional funding partners and external financing guarantee companies from which the Group’s service fees are collected.

Deposits to institutional cooperators are placed with financial institutional cooperators. The Group regularly monitors the financial condition and evaluates the credit quality of each institutional cooperator.

Credit of loans receivables and loans at fair value is controlled by the application of credit approval, limit and monitoring procedures.

No investor represented greater than 10% or more of the total net revenues for the years ended December 31, 2019, 2020 and 2021.

There were no and two contract assets due from institutional funding partner and financing guarantee company that individually accounted for greater than 10% of the Group's carrying amount of accounts receivable and contract assets as of December 31, 2020 and 2021, respectively.

	As of December 31,	As of December 31,
	2020	2021
Financing guarantee company A	Nil	15.5%
Institutional funding partner B	Nil	11.0%

As of December 31, 2020 and 2021, three and two institutional cooperators accounted for more than 10% of the Group's deposits to institutional cooperators, respectively.

	As of December 31,	As of December 31,
	2020	2021
Institutional cooperator A	43.9%	30.7%
Institutional cooperator B	*	23.1%
Institutional cooperator C	17.5%	*
Institutional cooperator D	14.6%	*

* Less than 10%.

The Company manages current payment risk of guarantee liabilities / financial guarantee derivative through a self-developed risk management model. The rating scale of risk management model takes into account factors such as identity characteristics, credit history, payment overdue history, payment capacity, behavioral characteristics and online social network activity. As of December 31, 2021, substantially all of the loans facilitated by the Group were insured/guaranteed by external insurance company or financing guarantee companies.

(ah)Credit losses

In June 2016, the Financial Accounting Standards Board (FASB) issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326). The ASU introduced a new credit loss methodology, the current expected credit losses (CECL) methodology, which requires earlier recognition of credit losses while also providing additional disclosure about credit risk. The Group adopted the ASU as of January 1, 2020, which resulted in an increase in the Group’s Allowance for credit losses (ACL) and a decrease to opening Retained earnings, net of deferred income taxes, at January 1, 2020.

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

(ai)Impact of COVID-19

The Company’s results of operations have been adversely affected by the COVID-19 which harms the Chinese and global economy in general in 2020. In the early onset of the third quarter of 2020, the Group’s business was already on track for a steady recovery. In July 2020, the Group’s total loan facilitation amount was back to the level in January 2020 before COVID-19, and so were the delinquency rates for outstanding loans. In 2021, the Group’s operational and financial results continued to show progress against the Group’s strategic objectives. The Company has also provided additional credit losses for accounts receivable and contract assets, other current assets and loans receivables in 2020 and 2021, due to the impact of COVID-19, other economic conditions and other factors. There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of COVID-19, possibility of a second wave in China, the development and progress of distribution of COVID-19 vaccine and other medical treatment, the potential change in user behavior, especially on internet usage due to the prolonged impact of COVID-19, the actions taken by government authorities, particularly to contain the outbreak, stimulate the economy to improve business condition, almost all of which are beyond the Company’s control. As a result, certain of the Company’s estimates and assumptions, including the allowance for credit losses, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to the Company’s current estimates in future periods.

(aj)Revisions of prior year

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

(ak)Recent accounting pronouncements

In May 2021, the FASB issued Accounting Standards Update 2021-04—Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force). The FASB is issuing this Update to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options that remain equity classified after modification or exchange. The amendments in this Update are effective for all entities for fiscal years beginning July 1, 2022, including interim periods within those fiscal years. The Group is currently evaluating the impact of this new guidance on the consolidated financial statements but does not expect this guidance will have a material impact on its consolidated financial statements.

(al)Translation into United States Dollars

The financial statements of the Group are stated in RMB. Translations of amounts from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.3726, on December 31, 2021, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2021, or at any other rate.

3. Fair value of assets and liabilities

For a description of the fair value hierarchy and the Group’s fair value methodologies, see “ Note 2—Summary of Significant Accounting Policies”.

Financial Instruments Recorded at Fair Value on a Recurring Basis

The following tables present the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis:

				Balance at Fair
	Level 1	Level 2	Level 3	Value
December 31, 2020	(RMB)	(RMB)	(RMB)	(RMB)
Assets
Loans at fair value	—	—	1,585,731,888	1,585,731,888
Financial guarantee derivative	—	—	297,928,066	297,928,066
Financial investments	6,000,000	—	—	6,000,000
Total assets	6,000,000	—	1,883,659,954	1,889,659,954
Liabilities
Payable to investors at fair value	—	—	1,914,183,650	1,914,183,650
Financial guarantee derivative	—	—	130,442,090	130,442,090
Total liabilities	—	—	2,044,625,740	2,044,625,740

				Balance at Fair
	Level 1	Level 2	Level 3	Value
December 31, 2021	(RMB)	(RMB)	(RMB)	(RMB)
Assets
Loans at fair value	—	—	389,679,352	389,679,352
Financial guarantee derivative	—	—	11,816,799	11,816,799
Total assets	—	—	401,496,151	401,496,151
Liabilities
Payable to investors at fair value	—	—	462,714,400	462,714,400
Financial guarantee derivative	—	—	565,953,269	565,953,269
Total liabilities	—	—	1,028,667,669	1,028,667,669

				Balance at Fair
	Level 1	Level 2	Level 3	Value
December 31, 2021	(US$)	(US$)	(US$)	(US$)
Assets
Loans at fair value	—	—	61,149,194	61,149,194
Financial guarantee derivative	—	—	1,854,314	1,854,314
Total assets	—	—	63,003,508	63,003,508
Liabilities
Payable to investors at fair value	—	—	72,609,987	72,609,987
Financial guarantee derivative	—	—	88,810,418	88,810,418
Total liabilities	—	—	161,420,405	161,420,405

Financial guarantee derivative

The Group uses the discounted cash flow model to value the financial guarantee derivatives. Net cumulative expected loss rates represent expected default rate, prepayment rate and collection rate at inception, as significant unobservable inputs applied in the discounted cash flow model, which ranged from 4.79% to 17.87% and from 3.43% to 13.29% for the year ended December 31, 2020 and 2021, respectively.

The following table sets forth the asset side of Group’s financial guarantee derivative movement activities for the years ended December 31, 2020 and 2021.

	For loans facilitated in	For loans facilitated in
	2019	2020	Total
Year ended December 31, 2020	RMB	RMB	RMB
Balance at December 31, 2019	(719,962,262)	—	(719,962,262)
Estimated payment to financial institutional cooperators based on the pre-agreed Cap(1)	—	1,268,778,377	1,268,778,377
Less: Initially estimated net guarantee service fee to be collected(2)	—	1,151,250,106	1,151,250,106
Add : Subsequent changes in estimated net guarantee service fee to be collected for outstanding loans(3)	57,152,814	(41,440,640)	15,712,174
Change in fair value of financial guarantee derivative	57,152,814	76,087,631	133,240,445
Add: Guarantee service fee received from borrowers	818,427,767	622,533,675	1,440,961,442
Less: Compensation paid to financial institutional cooperators	155,618,319	996,549,372	1,152,167,691
Balance at December 31, 2020	—	(297,928,066)	(297,928,066)
Potential maximum undiscounted amount payable (Remaining estimated payment to financial institutional cooperators based on the pre-agreed Cap at December 31, 2020)	—	272,229,005	272,229,005
Changes in fair value related to balance outstanding at December 31, 2020	—	39,915,887	39,915,887

	For loans facilitated in	For loans facilitated in
	2020	2021	Total	Total
Year ended December 31, 2021	RMB	RMB	RMB	USD
Balance at December 31, 2020	3,842,853	—	3,842,853	603,027
Estimated payment to financial institutional cooperators based on the pre-agreed Cap (1)	—	212,641,902	212,641,902	33,368,155
Less: Initially estimated net guarantee service fee to be collected (2)	—	201,562,969	201,562,969	31,629,628
Add : Subsequent changes in estimated net guarantee service fee to be collected for outstanding loans (3)	1,044,741	1,731,660	2,776,401	435,678
Change in fair value of financial guarantee derivative	1,044,741	12,810,593	13,855,334	2,174,204
Add: Guarantee service fee received from borrowers	52,087,120	94,897,894	146,985,014	23,065,156
Less: Compensation paid to financial institutional cooperators	56,974,714	119,525,286	176,500,000	27,696,702
Balance at December 31, 2021	—	(11,816,799)	(11,816,799)	(1,854,314)
Potential maximum undiscounted amount payable (Remaining estimated payment to financial institutional cooperators based on the pre-agreed Cap at December 31, 2021)	—	93,116,616	93,116,616	14,612,029
Changes in fair value related to balance outstanding at December 31, 2021	—	11,388,942	11,388,942	1,787,174

Note:

(1)Amount represents estimated payment to financial institutional cooperators which is the aggregated amount of guarantee fees, which would be the amount of loan principle multiplied by annualized guarantee fee ratio. The obligation is not influenced by default and early repayment of borrowers.
(2)Amount represents estimated guarantee service fees to be collected for loans newly facilitated during each vintage period according to the guarantee service agreement with the borrowers, net of estimated defaults and prepayments.
(3)Amount represents the subsequent adjustment to update the estimated net guarantee service fees to be collected for all outstanding loans as a result of changes in estimated default or prepayment rates.

The following table sets forth the liability side of Group’s financial guarantee derivative movement activities for the years ended December 31, 2020 and 2021.

For loans facilitated in
2020
Year ended December 31, 2020	RMB
Balance at December 31, 2019	—
Estimated payment to financial institutional cooperators based on the pre-agreed Cap (1)	527,660,148
Less: Initially estimated net guarantee service fee to be collected (2)	484,555,120
Add : Subsequent changes in estimated net guarantee service fee to be collected for outstanding loans (3)	(12,675,358)
Change in fair value of financial guarantee derivative	30,429,670
Add: Guarantee service fee received from borrowers	173,018,461
Less: Compensation paid to financial institutional cooperators	73,006,041
Balance at December 31, 2020	130,442,090
Potential maximum undiscounted amount payable (Remaining estimated payment to financial institutional cooperators based on the pre-agreed Cap at December 31, 2020)	454,654,107
Changes in fair value related to balance outstanding at December 31, 2020	21,496,996

	For loans facilitated in	For loans facilitated in
	2020	2021	Total	Total
Year ended December 31, 2021	RMB	RMB	RMB	USD
Balance at December 31, 2020	(171,328,829)	—	(171,328,829)	(26,885,232)
Estimated payment to financial institutional cooperators based on the pre-agreed Cap (1)	—	1,927,017,013	1,927,017,013	302,391,020
Less: Initially estimated net guarantee service fee to be collected (2)	—	1,827,304,009	1,827,304,009	286,743,874
Add : Subsequent changes in estimated net guarantee service fee to be collected for outstanding loans (3)	3,790,670	52,979,985	56,770,655	8,908,555
Change in fair value of financial guarantee derivative	3,790,670	152,692,989	156,483,659	24,555,701
Add: Guarantee service fee received from borrowers	837,446,557	1,147,827,202	1,985,273,759	311,532,775
Less: Compensation paid to financial institutional cooperators	669,908,398	734,566,922	1,404,475,320	220,392,826
Balance at December 31, 2021	—	565,953,269	565,953,269	88,810,418
Potential maximum undiscounted amount payable (Remaining estimated payment to financial institutional cooperators based on the pre-agreed Cap at December 31, 2021)	—	1,192,450,091	1,192,450,091	187,121,440
Changes in fair value related to balance outstanding at December 31, 2021	—	110,763,906	110,763,906	17,381,274

Note:

(1)Amount represents estimated payment to financial institutional cooperators which is the aggregated amount of guarantee fees, which would be the amount of loan principle multiplied by annualized guarantee fee ratio. The obligation is not influenced by default and early repayment of borrowers.
(2)Amount represents estimated guarantee service fees to be collected for loans newly facilitated during each vintage period according to the guarantee service agreement with the borrowers, net of estimated defaults and prepayments.
(3)Amount represents the subsequent adjustment to update the estimated net guarantee service fees to be collected for all outstanding loans as a result of changes in estimated default or prepayment rates.

The change in fair value of financial guarantee derivative primarily relates the Group’s estimated exposure in relation to the loans newly facilitated during the corresponding period, as the Group is obligated to compensate financial institutional cooperators under the guarantee arrangement based on the contractual guarantee fees charged to borrowers across the entire portfolio subject to a pre-agreed Cap rather than the actual guarantee fees collected from the borrowers. The change in fair value amount equals to the portion of amounts obligated to pay to financial institutional cooperators that are not expected to be collected from the borrowers due to the estimated default or prepayment. The derivative is increased by the guarantee fees collected from the borrowers upon receipt as the Group expects all the fees to be ultimately paid to financial institutional cooperators. When the payments are made to financial institutional cooperators, the derivative is reduced by the corresponding amount. The total loan products related to guarantee derivatives facilitated during the years ended December 31, 2020 and 2021 were RMB22,050,765,318 and RMB25,229,094,745 (US$ 3,958,995,503), respectively.

As of December 31, 2020 and 2021, financial guarantee derivatives related to certain financial institutional cooperators has an asset position of RMB297,928,066 and RMB11,816,799 (US$1,854,314) respectively, primarily due to the time lag between the payments to those financial institutional cooperators and the collection of monthly guarantee service fees from borrowers. As of December 31, 2020 and 2021, the cumulative amount paid to those financial institutional cooperators was less than the cumulative monthly guarantee service fees collected from borrowers. However, the total amount paid to those financial institutional cooperators was still within the pre-agreed Cap. The excess is expected to be fully collected from the borrowers during the remaining term of the underlying loans. As of December 31, 2020 and 2021, financial guarantee derivatives related to certain financial institutional cooperators has a liability position of RMB130,442,090 and RMB565,953,269 (US$88,810,418). As of December 31, 2020 and 2021, the maximum potential undiscounted future payment the Group would be required to make is RMB726,883,112 and RMB1,285,566,707 (US$201,733,469) which also reflects the maximum potential payment to financial institutional cooperators based on the pre-agreed Cap.

The following table represents the outstanding loan balance, remaining weighted average contractual term and estimated default rate of the outstanding loans as of December 31, 2020 and 2021, respectively.

	As of	As of	As of
	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB	RMB	US$
Outstanding loan balance	11,349,182,478	9,877,178,724	1,549,944,877
Remaining weighted average contractual term (Month)	8.16	6.76	6.76
Net cumulative expected loss rates (1)	5.75%	7.74%	7.74%

(1) Represent the net of default rate, prepayment rate and collection rate.

Loans at fair value and Payable to investors at fair value

The Group has elected the fair value option for the loan assets and liabilities of the Consolidated Trusts that otherwise would not have been carried at fair value. Such election is irrevocable and is applied to financial instruments on an individual basis at initial recognition.

As the Group’s loans and payable to investors in the Consolidated Trusts do not trade in an active market with readily observable prices, the Group uses significant unobservable inputs to measure the fair value of these assets and liabilities. Financial instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. At December 31, 2020 and 2021, the discounted cash flow methodology is used to estimate the fair value of loans and payables to investors and institutional funding partners.

As of December 31, 2020 and 2021, the significant unobservable inputs used in the fair value measurement of the loans and payables to investors and institutional funding partners of the Consolidated Trusts include the discount rate, net accumulative expected loss. These inputs in isolation can cause significant increases or decreases in fair value. Increases or decrease in the discount rate can significantly impact the fair value results. The discount rate is determined based on the market rates.

Significant Unobservable Inputs

		December 31, 2020	December 31, 2021
		Range of Inputs	Range of Inputs
Financial Instrument	Unobservable Input	Weighted-Average	Weighted-Average
Loans and payable to investors at fair value	Discount rates	7.77%	6.46%
	Net cumulative expected loss rates (1)	5.88%	5.92%
(1)	Represents the net of default rate, prepayment rate and collection rate, expressed as a percentage of the loan volume.

The following table presents additional information about Level 3 loans and payable to investors measured at fair value on a recurring basis for the years ended December 31, 2020 and 2021. Changes in fair value of loans and payable to investors are reported net as “Fair value adjustments related to Consolidated Trusts” in the consolidated statements of comprehensive income(loss).

RMB

							Changes in fair
							value related to
							balance
	Balance at	Origination				Balance at	outstanding at
	December 31,	of loan	Collection of	Reinvestment	Change in	December	December 31,
	2019	principal	principal	of principal	fair value	31, 2020	2020
Xiaoying Credit Loan	2,782,332,885	1,521,546,428	(5,155,380,196)	2,494,613,045	(57,380,274)	1,585,731,888	5,031,830

RMB

							Changes in fair
							value related to
							balance
	Balance at	Origination				Balance at	outstanding at
	December 31,	of loan	Collection of	Reinvestment	Change in	December	December 31,
	2020	principal	principal	of principal	fair value	31, 2021	2021
Xiaoying Credit Loan	1,585,731,888	422,081,700	(3,427,158,051)	1,816,290,599	(7,266,784)	389,679,352	(2,234,954)

USD

							Changes in fair
							value related to
							balance
	Balance at	Origination				Balance at	outstanding at
	December 31,	of loan	Collection of	Reinvestment	Change in	December	December 31,
	2020	principal	principal	of principal	fair value	31, 2021	2021
Xiaoying Credit Loan	248,835,936	66,233,829	(537,795,884)	285,015,629	(1,140,317)	61,149,194	(350,713)

Payable to investors at
fair value of the
Consolidated Trusts
RMB
Balance at December 31, 2019	3,006,349,475
Initial contribution	1,537,760,000
Principal payment	(2,629,925,825)
Changes in fair value	—
Balance at December 31, 2020	1,914,183,650
Changes in fair value related to balance outstanding at December 31, 2020	—

	Payable to investors at fair value of the
	Consolidated Trusts
	RMB	US$
Balance at December 31, 2020	1,914,183,650	300,377,185
Initial contribution	454,490,000	71,319,399
Principal payment	(1,905,959,250)	(299,086,597)
Changes in fair value	—	—
Balance at December 31, 2021	462,714,400	72,609,987
Changes in fair value related to balance outstanding at December 31, 2021	—	—

The unpaid balance of loans at fair value as of December 31, 2020 and 2021 were RMB1,580,700,058 and RMB391,914,306 (US$61,499,907). The difference between the aggregate fair value and unpaid principal balance for loans at fair value is primarily attributable to the credit risk associated with the loan collections and time value of money, amounted to RMB5,031,830 and RMB2,234,954 (US$350,713) as of December 31, 2020 and 2021, respectively.

The unpaid balance of payable to investors as of December 31, 2020 and 2021 were RMB1,914,183,650 and RMB462,714,400 (US$72,609,987). The difference between the aggregate fair value and unpaid principal balance for payable to investors at fair value is primarily due to the time value of money, amounted nil and nil respectively as of December 31, 2020 and 2021.

The difference between the aggregate fair value and unpaid principal balance for both loans at fair value and payable to investors at fair value was recorded in Fair value adjustments related to Consolidated Trusts in the consolidated statements of comprehensive income(loss).

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

Financial Instruments Not Recorded at Fair Value

Financial instruments, including cash and cash equivalents, accounts receivable and contract assets, other payable and short-term bank borrowings. The carrying values of cash and cash equivalents, accounts receivable and contract assets, other payable and short-term bank borrowings approximate their fair value reported in the consolidated balance sheets due to the short term nature of these assets and liabilities.

4. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of
	December 31,	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Earnings rights associated with loan assets(1)	258,012,040	99,235,400	15,572,200
Prepaid expenses(2)	57,084,166	19,325,954	3,032,664
Input VAT to be deducted	64,367,796	63,867,418	10,022,192
Interest receivable of Consolidated Trusts	11,359,212	7,889,836	1,238,087
Dividend receivable(3)	—	15,000,000	2,353,827
Advance to employee	1,510,410	1,205,085	189,104
Others	11,442,695	6,603,785	1,036,278
Total prepaid expenses and other current assets	403,776,319	213,127,478	33,444,352
(1)In 2019, the Group purchased earnings rights of two loan assets from a related party without recourse (Note 13). The principal of the two underlying loans amounted to RMB100 million (Loan#1) and RMB280 million (Loan#2), respectively. Based on the earnings right transfer agreement, the Group obtains the contractual right to receive principal and interest payments of the underlying loans through the transfer of earnings rights from Jiangxi Ruijing and is obligated legally to absorb the credit risk. Therefore, the Group recognized the earning rights as other receivable under ‘Prepaid expenses and other current assets’.

Loan#1 had been fully repaid in 2020.

Loan#2 was advanced on May 9, 2019 and was due on November 9, 2019, and the interest rate applied is 8%. In 2019 and 2020, the maturity date of the entire Loan#2 had been extended to November 9, 2020 and November 9, 2021, respectively. As of the date of this report, Loan#2 had been fully repaid.

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

The following table presents the movement of the allowances for the credit losses for earnings rights associated with the loan assets:

		Reversal of provision of
		credit losses for
	As of	earnings rights	As of
	December 31,	associated with the loan	December 31,
	2020	assets	2021
	RMB	RMB	RMB
Total	1,987,960	(1,223,360)	764,600

		Reversal of provision of
		credit losses for
	As of	earnings rights	As of
	December 31,	associated with the loan	December 31,
	2020	assets	2021
	US$	US$	US$
Total	311,954	(191,972)	119,982

(2)	Prepaid expenses mainly relate to prepaid service fee to the Group’s service providers.
(3)	The amount represents dividend receivable from Jiangxi Ruijing, one of the Group’s associates.

5. Deposits to institutional cooperators, net

The following table presents the deposits to cooperators as of December 31, 2020 and 2021, respectively:

	As of
	December 31,	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Deposits to cooperators	918,241,497	1,502,433,446	235,764,593
Provision for credit losses on deposits to institutional cooperators	(10,318,117)	(2,026,696)	(318,033)
Deposits to cooperators, net	907,923,380	1,500,406,750	235,446,560

Deposits to cooperators relate to the pledged cash to the Group’s financial institutional cooperators and the amount of deposit is separately agreed with each institutional cooperator.In 2020, to maintain the collaborative relationship with one of its institutional cooperator and to avoid any material adverse impact on the Group’s current business model and future transaction cost, the Group used deposits amounting to RMB970,000,000 to compensate for such institutional cooperator’s loss for the amount it had paid under investors’ or institutional funding partners’ claims arising from borrowers’ default to repay loans. The Group also assumed the right of subrogation and related rights against the defaulting borrowers, which were sold to a third party with the consideration of RMB10,000,000. The Group has recognized above loss of RMB960,000,000 as impairment of the deposits and has also provided an allowance for the potential losses of the remaining deposits, taking into account the underlying assets’ credit quality.

As of 31 December, 2020 and 2021, the allowance of deposits to cooperators was RMB10,318,117 and RMB2,026,696(US$318,033), respectively.

The following table presents the movement of the provision for deposits to institutional cooperators:

		Reversal of provision for
	As of	credit losses on	Charge-off for	As of
	December 31,	deposits to	deposits to	December 31,
	2020	institutional cooperators	institutional cooperators	2021
	RMB	RMB	RMB	RMB
Deposits to institutional cooperators	10,318,117	(8,291,421)	—	2,026,696

		Reversal of provision for
	As of	credit losses on	Charge-off for	As of
	December 31,	deposits to	deposits to	December 31,
	2020	institutional cooperators	institutional cooperators	2021
	US$	US$	US$	US$
Deposits to institutional cooperators	1,619,138	(1,301,105)	—	318,033

6. Property and equipment, net

Property and equipment, net consists of the following:

	As of
	December 31,	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Computer and transmission equipment	22,107,077	19,521,668	3,063,376
Furniture and office equipment	3,663,257	2,781,360	436,456
Leasehold improvements	21,682,197	22,803,702	3,578,398
Motor vehicles	816,103	816,103	128,064
Total property and equipment	48,268,634	45,922,833	7,206,294
Accumulated depreciation	(37,132,035)	(39,734,571)	(6,235,221)
Property and equipment, net	11,136,599	6,188,262	971,073

Depreciation expense was RMB10,544,813, RMB10,114,779 and RMB6,215,253 (US$975,309) for the years ended December 31, 2019, 2020 and 2021, respectively. Disposal of property and equipment resulted in a gain of RMB2,389 during the year ended December 31, 2019, but a loss of RMB59,213 for the year ended December 31, 2020, and a gain of RMB180,537(US$28,330) in the year ended December 31, 2021.

7. Intangible assets, net

Intangible assets, net consists of the following:

				Weighted Average
	As of			Remaining
	December 31,	As of December 31,		Amortization
	2020	2021	2021	Period in Years
	RMB	RMB	US$
Licenses (1)	26,600,000	26,600,000	4,174,120	NA
Software and others	15,438,530	16,735,406	2,626,150	3.03
Accumulated amortization	(4,598,123)	(6,518,422)	(1,022,883)
Intangible assets, net	37,440,407	36,816,984	5,777,388
(1)During 2018, the Group acquired an insurance broker license at a cost of RMB26,000,000. During 2019, the Group further acquired an insurance sale on line license at a cost of RMB600,000.

Amortization expenses were RMB834,884, RMB1,800,749 and RMB1,920,299 (US$301,337) for the years ended December 31, 2019, 2020 and 2021 respectively. The Group expects to record amortization expenses of RMB1,910,149 (US$299,744), RMB1,531,321 (US$240,298), RMB1,316,290 (US$206,555), RMB1,316,290 (US$206,565) and RMB1,312,187 (US$205,911) for the years ending December 31, 2022, 2023, 2024, 2025 and 2026 respectively.

8. Short-term bank borrowings

In January 2020, the Group set up a six-month loan amounting to RMB161,000,000 and repaid with interest amounting to RMB3,215,081 in July 2020.

As of December 31, 2020, out of the secured one-year borrowings, RMB350,545,000 were secured by restricted cash of US$55,950,000. The weighted average interest rate of all short-term borrowings is 4.04% per annum as of December 31, 2020. The loan had been fully repaid during the year of 2021.

In March 2021, the Group set up a six-month loan amounting to RMB100,000,000 and repaid with interest amounting to RMB1,715,417 in August 2021.

As of December 31, 2021, out of the secured one-year borrowings, RMB166,500,000 were secured by restricted cash of US$29,050,000. The weighted average interest rate of all short-term borrowings is 3.17% per annum as of December 31, 2021.

9. Financial investments

During the years ended December 31, 2020 and 2021, the Group invested financial products issued by banks of RMB6,000,000 and RMB30,000,000, respectively and these financial products have been fully collected in 2021. During the years ended December 31, 2020 and 2021, the Company recorded interest income from its financial investments of nil and RMB302,460(US$47,463) in the consolidated statements of comprehensive income (loss), respectively.

During the year ended December 31, 2021, the Group invested in an aggregate amount of US$13,000,000 in two VC funds, which were elected to be measured at the cost minus impairment. During the year ended December 31, 2021, no gain or loss from investments in VC funds was recognized in the consolidated financial statements. There was no any upward adjustment, downward adjustment including impairment, nor disposal of investment during the year ended December 31, 2021.

The following table presents the carrying amount of investments in VC funds as of December 31, 2021:

	As of December 31,
	2021	2021
	RMB	US$
Opening balance	—	—
Contribution	82,843,800	13,000,000
Upward adjustment	—	—
Downward adjustments including impairment	—	—
Ending Balance	82,843,800	13,000,000

10. Long-term investments

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

In 2017, the Group also invested RMB40,000,000 in cash of equity interests through nominee arrangement where the Group obtained all shareholder rights associated with the 40% equity holdings through contractual agreements with the nominal shareholder as the Group currently does not meet certain regulatory requirements to directly invest in such investee company. As the Group has significant influence over the private entity through its representation on the board, the investment was accounted for using the equity method. As of the date of this report, the investee company is in the winding up process and the Group has collected its capital contribution of RMB40,000,000 from the investee company.

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

During the year ended December 31, 2021, the Group invested RMB315,000,000 in cash for 45% equity interest of Shenyang Tianxinhao Technology Limited, a PRC based software and information technology services company. The significant influence can be given by the Group as the Group has its representation on the board and thus equity method was applied.

There are no differences between the amount at which these long-term investments were carried and the amount of the underlying equities in net assets.

The following table presents the summary combined financial information for the investee companies as of and for the years ended December 31, 2020 and 2021.

	As of December 31,	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Assets:
Cash and cash equivalents	1,090,349,265	327,483,767	51,389,349
Financial investments	3,361,800,611	4,291,549,384	673,437,747
Prepaid expenses and other current assets, net	90,141,356	1,331,030,237	208,867,690
Long-term investments	—	538,864,786	84,559,644
Other non-current assets	18,428,513	29,069,461	4,561,633
Total assets	4,560,719,745	6,517,997,635	1,022,816,063
Liabilities:
Short-term borrowings	118,754,431	136,611,562	21,437,335
Accrued expenses and other current liabilities	742,087,584	742,552,522	116,522,694
Long-term borrowings	1,937,000,000	2,611,819,014	409,851,397
Other non-current liabilities	86,280	5,738,967	900,569
Total liabilities	2,797,928,295	3,496,722,065	548,711,995

	Year ended
	December 31,	Year ended December 31,
	2020	2021	2021
	RMB	RMB	US$
Net revenues	115,828,103	315,420,375	49,496,340
Net income	72,275,985	123,545,201	19,386,938

11. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of
	December 31,	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Fund attributable to institutional funding partners (1)	16,485,383	68,931,284	10,816,823
Accrued interest payable of Consolidated Trusts	25,320,873	1,219,993	191,443
Professional fee payable	27,648,350	25,874,860	4,060,330
Commission fee payable(2)	101,285,353	81,862,576	12,846,025
Insurance fee payable(3)	65,906,706	14,360,705	2,253,508
Lease liabilities	16,871,785	12,331,166	1,935,029
Other accrued expenses	70,229,980	64,385,966	10,103,563
Total accrued expenses and other current liabilities	323,748,430	268,966,550	42,206,721
(1)Fund attributable to institutional funding partners relate to the principal and interest collected on behalf of the institutional funding partners but have not yet been passed onto them as of December 31, 2020 and 2021.
(2)Commission fee payable relates to the commission fees payable to channel partners who introduce borrowers to the platform of the Group. The commission is typically determined based on the volume of traffic introduced, regardless of whether the introduced traffic becomes a borrower or investor on the Group’s platform.
(3)Insurance fee payable relates to the insurance fees payable to ZhongAn who provides credit insurance to institutional funding partners.

12. Guarantee liabilities

The movement of guarantee liabilities during the years ended December 31, 2019, 2020 and 2021 are as follows:

RMB

	As of	Provision at				As of
	January 1,	the inception		Released on	Contingent	December 31,
	2019	of new loans	Net payout(1)	expiration	liability(2)	2019
Xiaoying Credit Loan	19,297,719	—	(6,333,472)	(3,366,501)	289,211	9,886,957
Xiaoying Housing Loan	1,600,482	184,036	97,593	(1,752,115)	—	129,996
Internet Channel	—	—	—	—	7,458,350	7,458,350
Total	20,898,201	184,036	(6,235,879)	(5,118,616)	7,747,561	17,475,303

RMB

	As of		Provision at				As of
	January 1,	Adoption of	the inception		Released on	Contingent	December 31,
	2020	ASU 2016-13	of new loans	Net payout(1)	expiration	liability	2020
Xiaoying Credit Loan	9,886,957	168,385	—	9,192,069	(14,162,703)	55,034	5,139,742
Xiaoying Housing Loan	129,996	2,214	—	42,660	(174,870)	—	—
Internet Channel	7,458,350	127,023	—	(3,761,403)	—	825,914	4,649,884
Total	17,475,303	297,622	—	5,473,326	(14,337,573)	880,948	9,789,626

RMB

					Reversal of
	As of	Provision at			provision for	As of
	January 1,	the inception		Released on	contingent	December 31,
	2021	of new loans	Net payout(1)	expiration	liability	2021
Xiaoying Credit Loan	5,139,742	—	7,821,975	(12,961,717)	—	—
Internet Channel	4,649,884	—	(4,625,600)	—	(24,284)	—
Total	9,789,626	—	3,196,375	(12,961,717)	(24,284)	—

USD

					Reversal of
	As of	Provision at			provision for	As of
	January 1,	the inception		Released on	contingent	December 31,
	2021	of new loans	Net payout (1)	expiration	liability	2021
Xiaoying Credit Loan	806,538	—	1,227,439	(2,033,976)	—	—
Internet Channel	729,668	—	(725,858)	—	(3,811)	—
Total	1,536,206	—	501,581	(2,033,976)	(3,811)	—
(1)Net payouts represent the amount paid to investors and institutional funding partners or ZhongAn upon borrowers’ default net of the amount subsequently collected from the borrower if they paid back the loan.
(2)The Group continued to recognize a contingent liability of RMB7,458,350 in 2019 relating to expected default loans referred by a cooperated Fintech channel partner who experiences business difficulties. In order to maintain the reputation among investors and institutional funding partners, the Group decided at its sole discretion to reimburse investors and institutional funding partners if the channel partner fails to fulfill its obligation to make the reimbursement.

The maximum potential undiscounted future payment was nil as of December 31, 2021. The following table presents the maximum potential undiscounted future payments by product, remaining weighted average contractual loan term, and estimated net default rates as of December 31, 2020:

			Remaining
	Maximum potential	Maximum potential	weighted
	undiscounted future	undiscounted future	average
	payment	payment	contractual	Estimated net
As of December 31, 2020	(RMB)	(USD)	term (Month)	default rate
Xiaoying Credit Loan	10,560,672	1,618,494	3.04	26.06%
Internet Channel (1)	4,649,885	712,626	2.21	100%
Total	15,210,557	2,331,120
(1)Relates to loans referred from third party channel cooperators that has back to back guarantee arrangements with the Group. The Group co-operates with selected Fintech and other financial companies by connecting the borrowers referred by those companies to investors or institutional funding partners on the Group’s platform. Though it is the selected companies who provide credit enhancements on the loans facilitated to the borrowers, since 2019, the Group voluntarily provides guarantee service to the investors or institutional funding partners from its platform for reputational maintenance, if any indication of operational deterioration is found among these selected companies. The Group recognizes a contingent liability in 2019 relating to expected default loans referred by a cooperated Fintech channel partner who experiences business difficulties, which was minimal comparing with the cooperating scale. In 2020, the Group continues to voluntarily provide guarantee services to its institutional funding partners and estimates that its potential reimbursement would be maximized as no indication of operational improvement is found from the cooperated Fintech channel partner. As such, estimated net default rate is 100% as of December 31, 2020.

As of December 31, 2020, the maximum potential undiscounted future payment that had been secured through use of collateral was nil.

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

13. Related party balances and transactions

In 2019, the Group transferred loan portfolios with an aggregate amount of RMB108.7 million to Zijinzhonghao(Zhejiang) Investment Co., Ltd. The considerations received by the Group were determined based on the outstanding loan balances on the transaction dates.

In 2019, the Group purchased earnings rights of two loans from Jiangxi Ruijing. The considerations paid amounted to RMB100,000,000 and RMB280,000,000, respectively, which equal to the principal amounts of the underlying loans. In 2020, earnings right of the former loan (Loan#1) had been fully repaid. Earnings right of the latter loan (Loan#2) had been partially repaid by RMB20,000,000 and RMB160,000,000 in 2020 and 2021, respectively, and the remaining RMB100,000,000 had been fully repaid in January 2022. (Note 4(1)). The associated interest income amounted to RMB27,111,557, RMB28,774,549 and RMB17,269,246(US$2,709,921) in 2019, 2020 and 2021, respectively.

In 2021, the Company entered into agreements with a financing guarantee company, which is a wholly-owned subsidiary of the Company's equity investee obtained in 2020. This financing guarantee company provides guarantee service for an identified portfolio of loans the Company facilitated and charges borrowers a guarantee fee, a portion of which will be subsequently paid to the Company as the service fee for the intermediary service the Company provide. During the year of 2021, this financing guarantee company provided guarantee service for 5.9% of the total loans the Company facilitated. The Company recognized total net revenue of RMB78,801,582(US$12,365,688) during the year of 2021 in connection with the service fees of facilitation service for loans that covered by this financing guarantee company. As of December 31, 2021, contract assets of RMB66,761,250(US$10,476,297) will be subsequently collected from this financing guarantee company.

In 2021, the Group provided a loan of RMB150,000,000(US$23,538,273) to an associate of the Group, Shenyang Tianxinhao Technology Limited, and the monthly interest rate applied is 0.5%. The loan had been fully repaid during the year of 2021. The associated interest income amounted to RMB750,000(US$117,691) in 2021.

14. Income taxes

Cayman Islands

X Financial is a company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, YZT (HK) Limited, a subsidiary of the Group located in Hong Kong, is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. No income tax expense for this entity has been recognized in the consolidated financial statements as it has no assessable income for the years ended December 31, 2019, 2020 and 2021.

PRC

The Company’s subsidiaries and consolidated VIEs established in the PRC are subject to an income tax rate of 25% for the years presented. As stipulated by the Taxation Law of the PRC, entities founded in certain industrial cooperation zones can be subject to a reduced enterprise income tax rate of 15%. One subsidiary became a qualified enterprise eligible to enjoy the preferential income tax rate of 15% in 2019, and it was not qualified to enjoy the preferential income tax rate of 15% from 2020. One VIE in Shenzhen was a qualified enterprise eligible to enjoy the preferential income tax rate of 15% from 2019 to 2021. Moreover, a qualified software enterprise is entitled to a tax holiday consisting of a two-year exemption starting from the first profit-making year and 50% reduction for the subsequent three years. One subsidiary was a qualified software enterprise and was subject to the preferential tax rate of 12.5% from 2019 to 2021.

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

Current tax expense (benefit) and deferred tax expense (benefit), which are substantially all attributable to the Company’s PRC subsidiaries, VIEs and subsidiaries of the VIEs, are as follows:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Current tax expense (benefit)	71,809,290	(157,326,719)	35,315,597	5,541,788
Deferred tax expense (benefit)	(164,911,933)	(142,551,916)	333,420,104	52,320,890
Total income tax expense (benefit)	(93,102,643)	(299,878,635)	368,735,701	57,862,678

Income (loss) before income taxes and gain (loss) from equity affiliates for different jurisdictions is shown as follows:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Cayman Islands	(9,978,594)	(15,160,941)	(6,463,771)	(1,014,307)
Hong Kong entities	(140,208)	911,529	948,973	148,915
PRC entities	674,034,252	(1,587,284,724)	1,196,315,182	187,727,958
Total	663,915,450	(1,601,534,136)	1,190,800,384	186,862,566

A reconciliation between income tax expense computed by applying the PRC tax rate of 25% to income (loss) before income taxes and gain (loss) from equity in affiliates and the reported amount of income tax expense (benefit) is as follows:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Expected tax at PRC rate	165,978,862	(400,383,534)	297,700,096	46,715,642
Other expenses not deductible for income tax purposes	27,243,710	26,628,325	24,325,078	3,817,136
Share based compensation expense not deductible for income tax purposes	39,101,140	20,035,035	22,108,693	3,469,336
Effect of tax holiday and preferential tax rate(1)	(279,823,276)	2,160,562	(25,716,398)	(4,035,464)
Effect of different tax rate of subsidiary operation in other jurisdictions	2,853,547	3,712,755	1,535,280	240,919
Effect of change in tax rate	—	(1,547,465)	—	—
Research and development tax deduction	(12,657,389)	—	(14,040,027)	(2,203,187)
Unrecognized tax benefits for prior years' transfer pricing arrangement	—	32,092,388	(22,239,451)	(3,489,855)
Tax on undistributed loss of VIEs	(46,419,145)	—	—	—
Valuation allowance movement	4,451,281	9,155,075	99,384,200	15,595,550
Others	6,168,627	8,268,224	(14,321,770)	(2,247,399)
Total	(93,102,643)	(299,878,635)	368,735,701	57,862,678
(1)	The aggregate amount and per share effect of the tax holiday and preferential tax rate are as follows:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
The aggregate amount tax benefit(expense) of the tax holiday and preferential tax rate	279,823,276	(2,160,562)	25,716,398	4,035,464
The aggregate effect on basic and diluted net income per share:
—Basic	0.89	(0.01)	0.08	0.01
—Diluted	0.88	(0.01)	0.08	0.01

The tax effects of temporary differences and carry forwards that give rise to the deferred tax balances at December 31, 2020 and 2021 are as follows:

	As of December 31,	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Deferred tax assets:
Long-term investments	5,325,000	5,325,000	835,609
Accrued expenses	27,280,677	36,045,445	5,656,317
Accounts receivable and contract assets	79,593,687	28,982,373	4,547,967
Guarantee liabilities	62,048,651	1,017,108	159,606
Financial guarantee derivatives	157,281,000	199,865,748	31,363,297
Loan receivable from Xiaoying Housing Loans	16,551,270	16,456,881	2,582,444
Loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans	60,479,731	79,578,524	12,487,607
Operating loss carryforwards	214,313,889	43,644,917	6,848,840
Earnings rights associated with loan assets	496,990	191,150	29,996
Deposits to institutional cooperators	2,579,529	506,674	79,508
Investment in Consolidated Trusts	808,113	11,509,170	1,806,040
Lease liabilities	9,479,662	6,599,483	1,035,602
Total deferred tax assets	636,238,199	429,722,473	67,432,833
Valuation allowance	(14,010,030)	(113,394,230)	(17,794,029)
Total deferred tax assets, net of valuation allowance	622,228,169	316,328,243	49,638,804
Deferred tax liabilities:
Property and equipment	581,854	488,150	76,601
Long-term investments	6,778,801	4,142,756	650,088
Right-of-use assets	9,214,921	6,299,837	988,583
Investment in Consolidated Partnerships	—	30,528,966	4,790,661
Total deferred tax liabilities	16,575,576	41,459,709	6,505,933

On January 1, 2020, the Group adopted the ASC 326. The transition adjustment included a tax benefit of RMB5.75 million in retained earnings, which increased deferred tax assets by a corresponding amount.

Movement of the valuation allowance is as follows:

	As of
	December 31,	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Balance as of January 1	(4,854,955)	(14,010,030)	(2,198,479)
Addition	(9,155,075)	(99,384,200)	(15,595,550)
Balance as of December 31	(14,010,030)	(113,394,230)	(17,794,029)

The Company operates through its subsidiaries, VIEs and subsidiaries of the VIEs. The valuation allowance is considered on an individual entity basis. As of December 31, 2020 and 2021, the Company had operating loss carryforwards of RMB921,429,605 and RMB207,062,455 (US$32,492,618) respectively from its subsidiaries, VIEs and subsidiaries of the VIEs registered in the PRC. The net operating loss will expire in years 2022 to 2026, if not utilized.

The tax benefit, net of valuation allowance, recognized during the year due to the generation of net operating losses that can be carried forward to future years amounted to RMB200,303,859 and RMB25,408,164 (US$3,987,095), respectively. The tax benefit utilised during the year ended December 31, 2020 and 2021 amounted to nil and RMB196,077,136 (US$30,768,781) respectively. During the year ended December 31, 2021, the Company recognized a deferred tax expense of RMB103,563,700 (US$16,251,404) for an increase in a valuation allowance as a result of a change in judgment about the ability of a subsidiary to utilize a beginning-of-the-year deferred tax asset in future years.

The Group assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carryforward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carryforwards, including consideration of specific known trend of profits expected to be reflected within the industry, (iii) taxable income in prior carryback years and (iv) tax-planning strategies. On the basis of this evaluation, as of December 31, 2020 and 2021 a valuation allowance of RMB14,010,030 and RMB113,394,230 (US$17,794,029) was recorded respectively to reduce the deferred tax assets to the amount that is not more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as the Group’s projections for growth.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. Management has asserted it intends to indefinitely reinvest the undistributed earnings of the subsidiaries located in the PRC. As of December 31, 2021, the FIE of the Group had cumulative profits of RMB2,265,192,430 (US$355,458,122). The related unrecognized deferred tax liabilities were RMB226,519,243(US$35,545,812) as of December 31, 2021.

A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group accrued deferred tax liabilities on the earnings of the VIEs of nil and nil as of December 31, 2020 and 2021.

Unrecognized tax benefits

A roll-forward of unrecognized tax benefits is as follows:

	Year ended December 31,	Year ended December 31,
	2020	2021	2021
	RMB	RMB	US$
Balance at beginning of the year	246,394,607	159,483,176	25,026,390
Additions for tax positions taken in prior years	32,092,388	—	—
Additions for tax positions taken in current year	34,252,413	19,087,010	2,995,168
Reductions for tax positions taken in prior years	(153,256,232)	(139,959,819)	(21,962,750)
Balance at end of the year	159,483,176	38,610,367	6,058,808

The accrued interest and penalties related to income taxes at December 31, 2020 and 2021 is set forth below:

	Year ended December 31,	Year ended December 31,
	2020	2021	2021
	RMB	RMB	US$
Accrued interest and penalties	11,885,624	1,154,145	181,111

As of December 31, 2020 and 2021, the Group’s unrecognized tax benefits consisted of: 1) RMB79,593,688 and RMB28,757,431(US$4,512,668) arising from impairment losses and charge-offs of accounts receivable and contract assets; 2) RMB47,797,100 and nil related to the provision for contingent guarantee liabilities; and 3) RMB32,092,388 and RMB9,852,936(US$1,546,140) arising from prior years’ transfer pricing arrangement.

As of December 31, 2020 and 2021, RMB34,252,413 and nil of the unrecognized tax benefits was presented in the consolidated financial statements as a reduction to a deferred tax asset for a net operating loss carryforward.

As at December 31, 2020 and 2021, the unrecognized tax benefit balance of RMB32,092,388 and nil, if recognized upon examination settlement or statute expiration, would affect the effective tax rate.

For the year ended December 31, 2020, interest expense related to unrecognized tax benefits was RMB8,079,661, which was recorded as part of the income tax expense in the consolidated financial statements. For the year ended December 31, 2021, interest income related to unrecognized tax benefits was RMB10,731,479(US$1,684,003), which was recorded as part of the income tax expense in the consolidated financial statements.

15. Net income (loss) per share and net income (loss) attributable to common stockholders

The following table details the computation of the basic and diluted net income (loss) per share:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net income (loss) attributable to X Financial	774,276,129	(1,308,502,575)	825,407,023	129,524,374
Shares (denominator):
Weighted average number of ordinary shares used in computing basic EPS	313,757,887	321,236,089	329,230,273	329,230,273
Basic net income (loss) per share	2.47	(4.07)	2.51	0.39
Diluted effects of stock options and RSUs	5,989,505	—	7,650,808	7,650,808
Weighted average number of ordinary shares used in computing diluted EPS	319,747,392	321,236,089	336,881,082	336,881,082
Diluted net income (loss) per share	2.42	(4.07)	2.45	0.38

Diluted income (loss) per share do not include the following instruments as their inclusion would have been anti-dilutive:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2020	2021
Stock options	52,405,826	52,198,603	32,139,614
Restricted stocks units	3,689,400	6,285,294	27,100,812

16. Share-based compensation

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

On November 10, 2021, the board of directors of X Financial decided to cancel 9,429,984 of unvested share options granted to certain senior management.

The Company used the Binomial model to estimate the fair value of the options granted on the respective grant dates with assistance from independent valuation firms. The fair value per option was estimated at the date of grant using the assumptions. The weighted-average grant date fair value of the options for the years ended December 31,2019, 2020 and 2021 were RMB10.33, RMB9.99 and RMB9.58 per share respectively

	January 25,	June 29,	May 3,	October 11,	April 30,	May 9,	October 31,	April 30,
	2015	2015	2016	2017	2018	2018	2018	2019
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Fair value of underlying ordinary shares	4.91	9.66	16.98	30.29	41.33	38.14	26.74	16.65
Exercise Price	0.27	0.27	0.27 - 10.71	0.27 - 27.02	25.42	30.27	27.93	31.96
Expected Volatility per annum (“p.a.”)	43.00%	38.00%	42.00%	38.60%	45.47%	39.3%	43.90%	30.15%
Risk-Free Rate (p.a.)	1.81%	2.33%	1.81%	2.35%	2.96%	2.94%	3.15%	2.97%
Exercise Multiple	2.5	2.5	2.5	2.5	2.5	5.58-38.33	2.5	NIL
Dividend Yield (p.a.)	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Time to Maturity (Years)	10	10	10	10	10	5	10	10

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

A summary of option activity during the year ended December 31, 2021 is presented below:

				Intrinsic
				value of
	Number of	Exercise Price	Remaining	options
	Options	RMB	Contractual	RMB
Outstanding, as of January 1, 2021	52,198,603	0.27-31.96	4.07-8.33	19,538,815
Granted	—	—	—	—
Exercised	3,490,378	0.27	—	—
Forfeited/Cancelled	9,959,692	0.27-30.27	—	—
Outstanding, as of December 31, 2021	38,748,533	0.27-31.96	3.07-7.33	20,378,161
Vested and expected to vest as of December 31, 2021	38,748,533	0.27-31.96	3.07-7.33	20,378,161
Exercisable as of December 31, 2021	6,154,008	0.27-31.96	3.07-7.33	14,821,392

The Group recognized the compensation cost for the stock options on a straight line basis.

For the years ended December 31, 2019, 2020 and 2021 the Group recorded compensation expenses of RMB150,943,580, RMB70,588,710 and RMB71,849,299 (US$11,274,723) respectively for the stock options granted to the Group’s employees. The Group allocated share-based compensation expense for share option as follows:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Origination and servicing	88,671,136	35,885,086	21,345,909	3,349,639
General and administrative	60,445,030	32,794,113	48,655,490	7,635,108
Sales and marketing	1,827,414	1,909,511	1,847,900	289,976

As of December 31, 2019, 2020 and 2021, there were RMB232,061,272, RMB85,785,176 and RMB11,094,017 (US$1,718,377) respectively of total unrecognized compensation expense related to unvested stock options granted. As of December 31, 2021 that cost is expected to be recognized over a weighted-average period of 1.27 years.

There were no income tax benefits recognized for the year ended December 31, 2019, 2020 and 2021 for share options.

Restricted stocks unit

On April 15, 2019, the Board of Directors of X Financial granted 150,000 of restricted stock units to certain directors. The restricted stock units shall vest over a period from two to three years. The restricted stock unites have no expiration period. On November 20, 2019, the Board of Directors of X Financial granted 1,789,400 of restricted stock units to certain employees. On January 21, April 30, October 31, 2020, the Board of Directors of X Financial granted 4,600,000, 673,300 and 550,000 of restricted stock units to certain employees, respectively. The restricted stocks shall expire 10 years from the date of grant and vest over a period from three to four years. On November 10, 2021, the board of directors of X Financial granted 26,657,998 of restricted stock unites to certain senior managements and employees. The restricted stock unites shall expire 10 years from the date of grant and vest over a period from three to four years.

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

A summary of restricted share units activity during the year ended December 31, 2021 is presented below:

		Weighted-Average Grant-Date
	Number of	Fair Value
	Restricted Shares	RMB
Outstanding, as of January 1, 2021	7,535,294	6.49
Granted	26,657,998	4.97
Vested	1,469,751	6.19
Forfeited	307,926	5.65
Outstanding, as of December 31, 2021	32,415,615	5.18

For the year ended December 31,2019, 2020 and 2021, the Group recorded compensation expenses of RMB6,172,515, RMB9,551,428 and RMB16,585,473 (US$2,602,623) respectively for the restricted shares granted to the Group’s directors and employees. The Group allocated share-based compensation expense for restricted share as follows:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Origination and servicing	446,808	6,173,735	10,819,642	1,697,839
General and administrative	5,717,025	3,064,908	5,321,620	835,078
Sales and marketing	8,682	312,785	444,211	69,706

As of December 31,2019, 2020 and 2021, there was RMB34,246,159, RMB33,499,672 and RMB141,127,667(US$21,859,585) respectively of total unrecognized compensation expense related to unvested restricted shares granted. As of December 31, 2021, the cost is expected to be recognized over a weighted-average period of 3.66 years.

There were no income tax benefits recognized for the year ended December 31, 2019, 2020 and 2021 for restricted stocks unit.

17. Statutory reserves and restricted net assets

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

Under PRC law, the Company’s subsidiaries, VIEs and the subsidiaries of the VIEs located in the PRC (collectively referred as the “PRC entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC entities is also restricted.

Amounts restricted that include paid-in capital, additional paid-in capital and statutory reserve funds, as determined pursuant to PRC GAAP, are RMB3,565,880,640 and RMB4,531,337,021 (US$711,065,659) as of December 31, 2020 and 2021 respectively

18. Commitments and contingencies

Operating lease as lessee

As disclosed in note 2, the Group has adopted ASC Topic 842 on 1 January, 2019. These lease payments have been recognized as “Other non-current assets” and the current and non-current portions of lease liabilities have been recorded as “Accrued expenses and other current liabilities” and “Other non-current liabilities” in the balance sheet as at December 31, 2020 and 2021, except for short-term leases.

Contingencies

On November 26, 2019, a putative class action complaint captioned Shivakumar Ningappa v. X Financial, et al., No. 657033/2019, was filed in the Supreme Court of the State of New York, New York County against the Group, certain of officers and directors, and the underwriters of initial public offering, asserting violations of the Securities Act of 1933 based on the Group’s September 2018 initial public offering. Two additional lawsuits were subsequently filed in the same court, containing substantially identical allegations. On February 5, 2020, all three lawsuits were consolidated under the caption “In re X Financial Securities Litigation,” No. 657033/2019, and a consolidated amended complaint (the “CAC”) was filed on February 14, 2020. On May 11, 2020, the Group filed a motion to dismiss the CAC in its entirety. On February 8, 2022, the matter was reassigned to a new judge. Following such reassignment, oral argument on Defendants’ motion to dismiss was scheduled for July 12, 2022.

On December 9, 2019 a putative class action complaint captioned Xiangdong Chen v. X Financial, et al., No. 19-cv-06908-KAM-SJB, was filed in the Eastern District of New York against the Group and certain officers and directors, asserting violations of the Securities Act of 1933 based on the Group’s September 2018 initial public offering. The lead plaintiff filed an amended complaint (the “AC”) on July 13, 2020. The Group filed a motion to dismiss the AC on December 7, 2020. The court has referred the motion to the magistrate judge for a report and recommendation. On December 9, 2021, the magistrate judge issued a report and recommendation (the “R&R”) concluding that Defendants’ motion to dismiss the Federal Action should be granted in full. The magistrate judge determined that all claims under the Securities Act of 1933 were time-barred by the applicable one-year statute of limitations and should be dismissed with prejudice, while the claims under the Securities Exchange Act of 1934 failed for deficient allegations of fraudulent scienter and should be dismissed with leave to replead. The lead plaintiff in the Federal Action timely filed objections to the R&R on December 23, 2021, and Defendants submitted a response to plaintiff’s objections on January 6, 2022. On March 13, 2022, presiding District Judge issued a memorandum and order overruling plaintiffs’ objections, adopting the R&R in full, dismissing the Securities Act claims without leave to replead, and dismissing the Exchange Act claims with leave to file a further amended complaint within 30 days. On April 12, 2022, plaintiffs voluntarily dismiss the above-captioned action, with prejudice, as to all defendants.

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not have any pending legal or administrative proceeding to which the Group is a party that will have a material effect on its business or financial condition.

19. Subsequent events

In January 2022 and February 2022, the Group committed to invest US$10 million and US$3 million in two VC funds, respectively. As of the date of this annual report, the Group had made the capital contribution of US$2.5 million and US$3 million to those two funds, respectively.

On March 3, 2022, the board of directors of X Financial granted 810,000 restricted stock unites to certain directors. The restricted stock unites shall vest over a period of three years. The restricted stock unites have no expiration period.

SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(in Renminbi “RMB”, except share and per share data)

	As of
	December 31,	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Assets:
Cash and cash equivalents	6,041,648	4,771,477	748,749
Prepaid expenses and other current assets	1,862,127	371,460	58,290
Amount due from subsidiaries and VIEs	1,008,811,092	1,077,449,147	169,075,283
Investments in subsidiaries and VIEs	2,067,921,292	2,899,792,086	455,040,656
Total assets	3,084,636,159	3,982,384,170	624,922,978

Liabilities:
Accrued expenses and other current liabilities	9,880,123	5,489,209	861,377
Total liabilities	9,880,123	5,489,209	861,377

Equity:
Common shares	202,870	206,793	32,450
Additional paid-in capital	3,068,045,239	3,159,522,737	495,798,063
Retained earnings (accumulated deficit)	(14,551,146)	810,855,877	127,240,981
Accumulated other comprehensive income	21,059,073	6,309,554	990,107
Total equity	3,074,756,036	3,976,894,961	624,061,601
Total liabilities and equity	3,084,636,159	3,982,384,170	624,922,978

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in Renminbi “RMB”, except share and per share data)

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
General and administrative expenses	(14,451,949)	(18,494,095)	(9,577,576)	(1,502,931)
Interest income	77,030	4,416	590	93
Equity in profit (loss) of subsidiaries and VIEs	785,350,473	(1,293,341,634)	831,870,794	130,538,680
Other income, net	3,300,575	3,328,738	3,113,215	488,531
Net income (loss)	774,276,129	(1,308,502,575)	825,407,023	129,524,373
Other comprehensive income (loss)	14,606,045	(46,041,729)	(14,749,519)	(2,314,521)
Comprehensive income (loss)	788,882,174	(1,354,544,304)	810,657,504	127,209,852

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

(in Renminbi “RMB”, except share and per share data)

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net cash by used in operating activities	(10,004,797)	(14,708,389)	(8,630,238)	(1,354,273)
(Loan to) Received from subsidiaries and VIEs	(199,179,173)	6,818,106	4,545,040	713,216
Net cash provided (used in) investing activities	(199,179,173)	6,818,106	4,545,040	713,216
Contribution from shareholders	6,035,665	543,594	2,959,511	464,412
Dividend paid	(103,196,981)	—	—	—
Net cash provided by (used in) financing activities	(97,161,316)	543,594	2,959,511	464,412
Effect of foreign exchange rate changes	10,892,988	(663,453)	(144,484)	(22,672)
Net decrease in cash and cash equivalents	(295,452,298)	(8,010,142)	(1,270,171)	(199,317)
Cash and cash equivalents, beginning of year	309,504,088	14,051,790	6,041,648	948,066
Cash and cash equivalents, end of year	14,051,790	6,041,648	4,771,477	748,749

SCHEDULE I—NOTES TO CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

1.Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same date and for the same period for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.
2.The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIEs. For the parent company, the Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheet as “Investments in subsidiaries and VIEs” and the subsidiaries and VIEs’ profit or loss as “Equity in profit (loss) of subsidiaries and VIEs” on the Condensed Statements of Comprehensive Income (loss). Ordinarily under the equity, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.
3.For the years ended December 31, 2019, 2020 and 2021, except as disclosed in Note 18, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Company.
4.Translations of balances in the additional financial information of Parent Company—Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB6.3726, as set forth in H.10 statistical release of the Federal Reserve Board on December 31, 2021. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2021, or at any other rate.