Form 20-F
period 2022-12-31
X Financial
filed 2023-04-27
CIK 1725033

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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

287,918,569 ordinary shares, comprised of 190,318,569 Class A ordinary shares, par value $0.0001 per share, and 97,600,000 Class B ordinary shares, par value $0.0001per share, as of December 31, 2022

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to section 12(b) of Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statments.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

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

Yes ☐   No ☐

INTRODUCTION

Unless otherwise indicated, in this annual report on Form 20-F, the following terms shall have the meaning set out below:

●	“active borrowers” refers to, for a specified period, borrowers who made at least one transaction during that period on our platform;
●	“ADSs” refers to American depositary shares, each of which represents six Class A ordinary shares, and “ADRs” refers to the American depositary receipts that may evidence ADSs;
●	“APR” or “annual percentage rate” refers to the percentage number represents the actual annualized cost of borrowing over the term of a loan. The APR for a type of our loan product equals to the annualized actual amount of total interests, service fees and insurance premium divided by total amount of loans we facilitated.
●	“Beijing WFOE” refers to our wholly-owned PRC subsidiary, Xiaoying (Beijing) Information Technology Co., Ltd.;
●	“Cayman Companies Act” refers to the Companies Act (As Revised) of the Cayman Islands, as amended;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” refers to our Class A ordinary shares, par value $0.0001 per share, carrying one vote per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares, par value $0.0001 per share, carrying 20 votes per share;
●	“high-credit-limit” refers to ticket size of RMB80,000 to RMB600,000;
●	“institutional funding partners” refers to our institutional funding sources, including banks, consumer finance companies, trust companies and other institutions who funded the loans we facilitated to borrowers;
●	“insurance /guarantee protection” refers to credit insurance or guarantee services provided by insurance companies or financing guarantee companies in partnership with online finance platforms against the default of both the principal and interest;
●	“ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“PBOC CRC” refers to the credit reference center of the People’s Bank of China;
●	“PCAOB” refers to the Public Company Accounting Oversight Board;
●	“prime borrower” refers to an individual having sound credit history, who has credit records with PBOC CRC and usually no late payment record of over 60 days in the previous six months. In determining whether a prospective borrower is a prime borrower, we will review his or her credit history, along with our sophisticated risk management review system;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“U.S. dollars,” “US$,” “$” or “dollars” refers to the legal currency of the United States;

●	“variable interest entities” or “VIEs” refer to Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd, or Beijing Ying Zhong Tong, Shenzhen Xiaoying Technology Co., Ltd., or Shenzhen Xiaoying, and Shenzhen Xintang Information Consulting Co., Ltd. or Shenzhen Xintang, and their subsidiaries, which are PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP due to our having effective control over, and our being the primary beneficiary of, such entity; and “affiliated entities” are to our VIE, the VIE’s direct subsidiaries under the PRC laws;
●	“we,” “us,” “our company,” “our,” or “X Financial” refers to X Financial, a Cayman Islands company, and unless the context requires otherwise, includes its predecessor entities, consolidated subsidiaries and VIEs; and
●	“ZhongAn” refers to ZhongAn Online P&C Insurance Co., Ltd., a joint stock limited company with limited liability incorporated in the PRC and listed on the Hong Kong Stock Exchange (stock code: 6060), carrying on business in Hong Kong as “ZA Online Fintech P&C.”

Our reporting currency is Renminbi because substantially all of our operations are conducted in China and all of our revenues is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2022. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

PART I

VIE Structure and Risks Relating to Our Corporate Structure

We are a Cayman Islands holding company conducting our operations in China through Beijing WFOE, a wholly-owned subsidiary of us, Shenzhen Xiaoying Puhui Technology Co., Ltd., a wholly-owned subsidiary of Beijing WFOE (“Shenzhen Puhui”), Shenzhen Xiaoying Information Technology Co., Ltd. (“Shenzhen Xiaoying IT”), a wholly-owned subsidiary of Beijing WFOE, and the VIEs, including Shenzhen Xiaoying, Shenzhen Xintang, Beijing Ying Zhong Tong and their subsidiaries. We have equity interests in Beijing WFOE, Shenzhen Puhui, and Shenzhen Xiaoying IT, however, neither we nor our subsidiaries own any share in the VIEs. Instead, we control and receive the economic benefits of the VIEs’ business operation through a series of contractual arrangements (the “VIE Agreements”). To comply with PRC laws and regulations, we do not have an equity ownership interest in our VIEs but rely on the VIE Agreements with VIEs to control and operate their businesses. The VIE Agreements are designed to provide our Beijing WFOE, with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE, including absolute control rights and the rights to the assets, property, and revenues of the VIE. As a result of these contractual arrangements, which have not been tested in a court of law in the PRC, under generally accepted accounting principles in the United States (“U.S. GAAP”), the assets and liabilities of the VIE are treated as our assets and liabilities and the results of operations of the VIE are treated in all aspects as if they were the results of our operations. We are the primary beneficiary of the VIE, and, therefore, consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP. See “Item 4.C. Organizational Structure” for more information on these VIE Agreements.

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

On July 7, 2022, the CAC published the Outbound Data Transfer Security Assessment Measures that took effect on September 1, 2022 and outline the potential security assessment process for outbound data transfer. Under the Outbound Data Transfer Security Assessment Measures, data processors that provide important data and personal information outbound that are collected or produced through operations within the territory of the PRC, where a security assessment shall be conducted according to the law, shall apply to the provisions of these Measures. Under the Outbound Data Transfer Security Assessment Measures, data processors providing outbound data shall apply for outbound data transfer security assessment with the CAC in any of the following circumstances: (i) where a data processor provides important data abroad; (ii) where a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year; and (iv) other circumstances prescribed by the CAC for which declaration for security assessment for outbound data transfers is required. The Outbound Data Transfer Security Assessment Measures also provide procedures for security assessment and submissions, important factors to be considered in conducting assessment, and legal liabilities of a data processor for failure to apply for assessment.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines which took effect on March 31, 2023. Pursuant to the Trial Measures, Chinese companies that seek to offer and list securities overseas shall fulfill the filing procedures with and report relevant information to the CSRC, and that an initial filing shall be submitted within three working days after the application for an initial public offering is submitted, and a second filing shall be submitted within three working days after the listing is completed. Moreover, an overseas offering and listing is prohibited under circumstances if (i) it is prohibited by PRC laws or regulations, (ii) it may endanger national security as reviewed and determined by competent PRC authorities of the State Council in accordance with law, (iii) the PRC domestic companies intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years, (iv) the PRC domestic companies intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no clear conclusion has yet been made thereof, (v) it has material ownership disputes over equity interests held by the PRC domestic companies’ controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller. The Trial Measures, stipulate that the overseas securities offering and listing of any issuer will be deemed as indirect overseas offering by PRC domestic companies if the following conditions are met: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by PRC domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Further, at the press conference held for the Trial Measures on February 17, 2023, officials from the CSRC clarified that the PRC domestic companies that have already been listed overseas on or before the effective date of the Trial Measures (i.e. March 31, 2021) shall be deemed as existing issuers, or the Existing Issuers. The Existing Issuers are not required to complete the filing procedures immediately but shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC. The officials from the CSRC have also confirmed that for the PRC domestic companies that seek to list overseas with VIE structure, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with VIE structure which duly meet the compliance requirements. However, given that the Trial Measures were recently promulgated, there are substantial uncertainties as to the implementation and interpretation, and how they will affect our listing status and future financing. If we fail to complete the filing with the CSRC in a timely manner or at all, for any future offering or any other activities which are subject to the filing requirements under the Trial Measures, our ability to raise or utilize funds and our operations could be materially and adversely affected.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which took effect on March 31, 2023. Pursuant to the Archives Rules, PRC domestic companies that seek overseas offering and listing shall strictly abide by applicable laws and regulations of the PRC and the Archives Rules, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Furthermore, a PRC domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant indivuduals or entities including securities companies, seceurities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, a PRC domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Archives Rules also stipulate that a PRC domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations. However, given that the Archives Rules was recently promulgated, there are substantial uncertainties as to the implementation and interpretation, and we cannot predict the impact of the Trial Measures and the Archives Rules on us, including but not limited to the maintenance of the listing status of our ADSs and/or other securities, or any of our future offerings of securities overseas at this stage.

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

In addition, according to the institutional reform plan of the State Council approved by the National People’s Congress on March 10, 2023, the China Banking and Insurance Regulatory Commission, or the CBIRC, will no longer be retained. And China will set up a national financial regulatory administration, which will be in charge of regulating the financial industry except the securities sector, coordinating the protection of the rights and interests of financial consumers, strengthening risk management and prevention and disposal, and investigating and dealing with violations of the law. And a local financial regulatory mechanism will be developed with agencies dispatched by central financial regulators as the mainstay. Also, China will establish the National Data Bureau, which will be administered by the National Development and Reform Commission, or the NDRC. The National Data Bureau will be responsible for advancing the development of data-related fundamental institutions, coordinating the integration, sharing, development and application of data resources, and pushing forward the planning and building of a digital China, the digital economy and a digital society. Due to the enhanced supervision of financial industry and data protection, we may be under heightened regulatory scrutiny, which may increase our compliance costs and subject us to heightened risks and challenges.

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

Risks Associated with the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was signed into law on December 18, 2020 and amended pursuant to the Consolidated Appropriations Act, 2023 on December 29, 2022. Under the HFCA Act and the rules issued by the SEC and the PCAOB thereunder, if we have retained a registered public accounting firm to issue an audit report where the registered public accounting firm has a branch or office that is located in a foreign jurisdiction and the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, the SEC will identify us as a “covered issuer”, or SEC-identified issuer, shortly after we file with the SEC a report required under the Securities Exchange Act of 1934, or the Exchange Act (such as our annual report on Form 20-F) that includes an audit report issued by such accounting firm; and if we were to be identified as an SEC-identified issuer for two consecutive years, the SEC would prohibit our securities (including our shares or ADSs) from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

In December 2021, the PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong including our auditor, KPMG Huazhen LLP. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 that included an audit report issued by KPMG Huazhen LLP on April 28, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022. As such, we are required to satisfy additional disclosure requirement for SEC-identified issuers that are also foreign issuers in this annual report. See “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.”

Following the Statement of Protocol signed between the PCAOB and the CSRC and the Ministry of Finance of the PRC, or MOF, in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor, KPMG Huazhen LLP, is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report or at the time of issuance of the audit report included herein. As such, we do not expect to be identified as an SEC-identified issuer again in 2023. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in mainland China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

If we are identified as an SEC-identified issuer again in the future, we cannot assure you that we will be able to change our auditor or take other remedial measures in a timely manner, and if we were to be identified as an SEC-identified issuer for two consecutive years, we would be delisted and our securities (including our shares and ADSs) will not be permitted for trading “over-the-counter” either. If our securities are prohibited from trading in the United States, or threatened with such a prohibition, the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs and ordinary shares. Also, such a prohibition or any threat thereof would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. Moreover, the implementation of the HFCA Act and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty as to China-based issuers’ ability to maintain their listings on the U.S. national securities exchanges and the market price of the securities of China-based issuers, including us, could be adversely affected.

Financial Information Related to the Consolidated VIEs, Trusts and Partnerships

The following tables present the condensed consolidating schedules depicting the financial position, cash flows and results of operations for the Company, the consolidated VIEs, Trusts and Partnerships, our subsidiaries and any eliminating adjustments as of December 31, 2020, 2021 and 2022 and for FY 2020, FY 2021 and FY 2022. These tables follow the line item disclosures with respect to the consolidated VIEs, Trusts and Partnerships in Note 2 to the consolidated financial statements included in this annual report beginning on page F-1.

Selected Consolidated Statement of Balance Sheet Data

	As of December 31, 2020					As of December 31, 2021					As of December 31,2022
		Consolidated					Consolidated					Consolidated
		VIEs,					VIEs,					VIEs,
	The	Trusts and			Group	The	Trusts and			Group	The	Trusts and			Group
	Company	Partnerships	Subsidiaries	Eliminations	Consolidated	Company	Partnerships	Subsidiaries	Eliminations	Consolidated	Company	Partnerships	Subsidiaries	Eliminations	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in thousands)					(in thousands)					(in thousands)
Cash and cash equivalents	6,042	170,390	569,956	—	746,388	4,771	212,767	367,224	—	584,762	14,280	116,524	471,467	—	602,271
Restricted cash	—	484,878	367,256	—	852,134	—	220,812	186,464	—	407,276	—	403,439	1,250	—	404,689
Accounts receivable and contract assets, net	—	—	413,307	—	413,307	—	67,918	679,562	—	747,480	—	65,290	1,096,622	—	1,161,912
Loans receivable from Xiaoying Credit Loans and other loans, net	—	—	1,236,026	—	1,236,026	—	2,458,221	25,852	—	2,484,073	—	3,777,595	32,798	—	3,810,393
Loans at fair value	—	1,585,732	—	—	1,585,732	—	389,679	—	—	389,679	—	120,280	—	—	120,280
Deposits to institutional cooperators, net	—	565	907,358	—	907,923	—	2,702	1,497,705	—	1,500,407	—	—	1,770,317	—	1,770,317
Prepaid expenses and other current assets, net	1,862	66,236	335,678	—	403,776	371	104,088	108,668	—	213,127	426	53,328	17,328	—	71,082
Deferred tax assets, net	—	287,607	318,046	—	605,653	—	128,555	146,313	—	274,868	—	2,277	86,151	—	88,428
Long-term investments	—	292,115	3,500	—	295,615	—	556,571	3,467	—	560,038	—	495,995	—	—	495,995
Property and equipment, net	—	6,220	4,917	—	11,137	—	2,673	3,515	—	6,188	—	605	5,256	—	5,861
Intangible assets, net	—	30,431	7,009	—	37,440	—	29,554	7,263	—	36,817	—	28,712	7,838	—	36,550
Loan receivable from Xiaoying Housing Loans, net	—	47,490	—	—	47,490	—	12,083	—	—	12,083	—	10,061	—	—	10,061
Financial investments	—	6,000	—	—	6,000	—	—	82,844	—	82,844	—	—	192,620	—	192,620
Other non-current assets	—	6,914	44,547	—	51,461	—	4,851	26,427	—	31,278	—	2,470	64,734	—	67,204
Financial guarantee derivative	—	297,928	—	—	297,928	—	11,819	—	—	11,819	—	—	—	—	—
Intercompany receivables	1,008,811	3,095,377	4,395,612	(8,499,800)	—	1,077,450	5,303,896	9,615,500	(15,996,846)	—	1,024,112	4,470,491	6,046,377	(11,540,980)	—
Investments in Consolidated VIEs, Trusts and Partnerships and subsidiaries	2,067,921	870,458	3,533,764	(6,472,143)	—	2,899,792	1,566,351	3,669,742	(8,135,885)	—	3,717,374	2,299,383	3,492,373	(9,509,130)	—
Total Assets	3,084,636	7,248,341	12,136,976	(14,971,943)	7,498,010	3,982,384	11,072,540	16,420,546	(24,132,731)	7,342,739	4,756,192	11,846,450	13,285,131	(21,050,110)	8,837,663

	As of December 31, 2020					As of December 31, 2021					As of December 31,2022
		Consolidated					Consolidated					Consolidated
		VIEs,					VIEs,					VIEs,
	The	Trusts and			Group	The	Trusts and			Group	The	Trusts and			Group
	Company	Partnerships	Subsidiaries	Eliminations	Consolidated	Company	Partnerships	Subsidiaries	Eliminations	Consolidated	Company	Partnerships	Subsidiaries	Eliminations	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in thousands)					(in thousands)					(in thousands)
Payable to investors and institutional funding partners at amortized cost	—	—	1,460,395	—	1,460,395	—	1,466,068	21,311	—	1,487,379	—	2,627,910	—	—	2,627,910
Payable to investors at fair value	—	1,914,184	—	—	1,914,184	—	462,714	—	—	462,714	—	141,289	—	—	141,289
Guarantee liabilities	—	—	9,790	—	9,790	—	—	—	—	—	—	—	—	—	—
Financial guarantee derivative	—	130,442	—	—	130,442	—	565,953	—	—	565,953	—	107,890	—	—	107,890
Accrued payroll and welfare	—	10,017	24,764	—	34,781	—	8,959	35,646	—	44,605	—	12,047	51,634	—	63,681
Other taxes payable	—	37,104	35,974	—	73,078	—	100,333	119,213	—	219,546	—	123,106	132,585	—	255,691
Income taxes payable (receivable)	—	48,350	27,567	—	75,917	—	8,190	108,959	—	117,149	—	(1,872)	271,960	—	270,088
Deposit payable to channel cooperators	—	—	21,472	—	21,472	—	—	21,012	—	21,012	—	—	19,700	—	19,700
Other non-current liabilities	—	1,740	25,874	—	27,614	—	—	12,019	—	12,019	2,938	1,937	49,256	—	51,193
Accrued expenses and current liabilities	9,880	230,564	83,304	—	323,748	5,489	85,485	177,993	—	268,967	—	102,150	370,948	—	476,036
Short-term borrowings	—	18,700	331,845	—	350,545	—	—	166,500	—	166,500	—	20,000	50,209	—	70,209
Deferred tax liabilities	—	—	—	—	—	—	—	—	—	—	—	—	722	—	722
Intercompany Payables	—	4,455,198	4,044,602	(8,499,800)	—	—	6,747,134	9,249,711	(15,996,845)	—	—	5,424,862	6,116,118	(11,540,980)	—
Total Liability	9,880	6,846,299	6,065,587	(8,499,800)	4,421,966	5,489	9,444,836	9,912,364	(15,996,845)	3,365,844	2,938	8,559,319	7,063,132	(11,540,980)	4,084,409
Total shareholder's equity	3,074,756	402,042	6,071,389	(6,472,143)	3,076,044	3,976,895	1,627,704	6,508,182	(8,135,886)	3,976,895	4,753,254	3,287,131	6,221,999	(9,509,130)	4,753,254

Selected Consolidated Statement of Comprehensive Income (Loss) Data

	Year ended December 31, 2020					Year ended of December 31, 2021					Year ended December 31,2022
		Consolidated					Consolidated					Consolidated
		VIEs,					VIEs,					VIEs,
	The	Trusts and			Group	The	Trusts and			Group	The	Trusts and			Group
	Company	Partnerships	Subsidiaries	Eliminations	Consolidated	Company	Partnerships	Subsidiaries	Eliminations	Consolidated	Company	Partnerships	Subsidiaries	Eliminations	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in thousands)					(in thousands)					(in thousands)
Total net revenue	—	754,755	1,438,202	—	2,192,957	—	1,388,256	2,238,209	—	3,626,465	—	1,350,810	2,212,140	—	3,562,950
Intercompany revenues	—	212,814	484,283	(697,097)	—	—	72,826	1,357,422	(1,430,248)	—	—	61,267	857,646	(918,913)	—
Origination and servicing, general and administrative and sales and marketing expenses	(18,480)	(675,732)	(1,592,149)	—	(2,286,361)	(9,578)	(394,031)	(1,768,086)	—	(2,171,695)	(8,739)	(330,622)	(1,974,353)	—	(2,313,714)
Intercompany costs	—	(352,165)	(344,932)	697,097	—	—	(899,267)	(530,981)	1,430,248	—	—	(492,732)	(426,181)	918,913	—
Net income (loss)	(1,308,488)	(319,869)	(973,446)	1,293,342	(1,308,461)	825,407	(130,549)	962,420	(831,871)	825,407	811,996	306,566	511,016	(817,582)	811,996

The following table presents the roll-forward of deficit of investments in our consolidated VIEs, Trusts and Partnership and subsidiaries in FY 2020, FY 2021 and FY 2022.

Investments in
Consolidated VIEs,
Trusts and Partnerships
and subsidiaries
RMB in thousands
Balance as of December 31, 2019	3,378,506
Equity in earnings of the Consolidated VIEs, Trusts and Partnerships	(180,519)
Equity in earnings of subsidiaries	(1,112,823)
Cumulative effect of accounting change	(17,242)
Balance as of December 31, 2020	2,067,922
Equity in earnings of the Consolidated VIEs, Trusts and Partnerships	695,893
Equity in earnings of subsidiaries	135,977
Balance as of December 31, 2021	2,899,792
Equity in earnings of the Consolidated VIEs, Trusts and Partnerships	738,032
Equity in earnings of subsidiaries	79,550
Balance as of December 31, 2022	3,717,374

		Consolidated
		VIEs,
	The	Trusts and
	Company	Partnerships	Subsidiaries
Amount due from (due to) Consolidated VIEs, Trusts and Partnerships and subsidiaries	RMB in thousands	RMB in thousands	RMB in thousands
Balance as of December 31, 2019	1,017,875	(1,887,471)	869,596
The Company transferred to the subsidiaries	(6,818)	—	6,818
The Consolidated VIEs, Trusts and Partnerships transferred to the subsidiaries	—	1,719,385	(1,719,385)
Intercompany transactions	61,628	(1,191,735)	1,130,107
Impact of foreign exchange rate	(63,874)	—	63,874
Balance as of December 31, 2020	1,008,811	(1,359,821)	351,010
The Company transferred to the subsidiaries	(4,545)	—	4,545
The Consolidated VIEs, Trusts and Partnerships transferred to the subsidiaries	—	701,508	(701,508)
Intercompany transactions	96,661	(784,924)	688,263
Impact of foreign exchange rate	(23,478)	—	23,478
Balance as of December 31, 2021	1,077,449	(1,443,237)	365,788
The Company transferred to the subsidiaries	(164,708)	—	164,708
The Consolidated VIEs, Trusts and Partnerships transferred to the subsidiaries	—	277,495	(277,495)
Intercompany transactions	23,157	211,371	(234,528)
Impact of foreign exchange rate	88,214	—	(88,214)
Balance as of December 31, 2022	1,024,112	(954,371)	(69,741)

Transfers of Cash through Our Organizations

The following table presents the cash flows among the Company, its subsidiaries, and the Consolidated VIEs, Trusts and Partnerships in FY 2020, FY 2021 and FY 2022.

	FY 2020	FY 2021	FY 2022
	RMB in thousands	RMB in thousands	RMB in thousands
Cash transferred from the Company to the subsidiaries for financing purposes	—	—	—
Cash transferred from the subsidiaries to the Company for financing purposes	6,818	4,545	164,708
Cash transferred from the Consolidated VIEs, Trusts and Partnerships to the subsidiaries for financing purposes	1,719,385	701,508	277,495
Cash paid from Consolidated VIEs, Trusts and Partnerships to subsidiaries for loan transferred under intermediary model	144,422	2,538,005	5,724,937
Cash paid by subsidiaries to invest in Consolidated VIEs, Trusts and Partnerships	64,376	215,378	227,445
Cash contribution from Consolidated VIEs, Trusts and Partnerships to subsidiaries	152,910	69,073	346,937
Service fees collected by subsidiaries from borrowers indirectly through Consolidated VIEs, Trusts and Partnerships	284,109	524,177	133,300

Our subsidiaries and the VIEs have not made any dividend or distribution to the Company. We declared cash dividends in 2019 and used parts of the net proceeds from our initial public offering of approximately US$14.8 million for dividend distribution without any tax withholding obligations. The VIEs had never paid, any earnings or amounts, such as service fee to the Beijing WFOE under the contractual arrangement. See the consolidated financial statements included elsewhere in this annual report for more details.

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

For the risks related to the HFCA Act, see “-Risks Associated with the Holding Foreign Companies Accountable Act” as set forth at the outset of Part I and “-Risk Factors-Risks Relating to Doing Business in China- Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. ”

For the description of how cash is transferred through our organization, see “—Transfers of Cash through Our Organizations” as set forth at the outset of Part I.

3.A. [Reserved]

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

Meanwhile, the Guidelines and the Interim Measures prohibit online lending information intermediaries from certain activities, including but not limited to, credit enhancement, illegal fund-raising, and setting up capital pool. The Circular 141 promulgated by the Head Office for Special Rectification of Online Finance Risk and Head Office for Special Rectification of Peer-to-Peer Online Lending on December 1, 2017 further specifies that certain types of cash loan may be subject to inspection and rectification. These types of cash loan have the following four characteristics: lack of specific scenes, designated purposes, targeted users and mortgage. Online lending information intermediaries shall not facilitate such cash loans without specific scenes and designated purposes. It is stipulated in Circular 57 that online lending information intermediary shall cease providing prohibited cash loans after Circular 141 has come into effect and shall gradually reduce the outstanding balance of prohibited cash loans within scheduled timetable in order to complete the record filing as requested by the Interim Measure. We do not believe any of the loan products that we facilitate is prohibited under Circular 141 and Circular 57, as none of our products has all of the four characteristics of cash loans as defined under Circular 141. For example, although some of our loan products, such as Xiaoying Credit Loan’s credit card cash advance product, are lacking mortgage and specific scenes, we believe they target a specific user base with designated purpose for which the borrowers are required to specify at loan application. However, in the absence of authoritative interpretation of the key requirements or characteristics of cash loan, especially whether the definition of cash loan requires all of the four characteristics or any of the four characteristics, we cannot assure you that our existing practices would not be deemed to violate any relevant laws, rules and regulations that are applicable to our business practices. In addition, Circular 141 requires banking financial institutions that participate in the “cash loan” business to ensure that no third parties will charge borrowers any interest or expenses of loans to borrowers and not to accept any credit enhancement services or other similar services from third parties without qualification to provide guarantee. To comply with Circular 141, we cooperate with certain qualified institutional partners with the financing guarantee license to provide guarantees for certain loan products we facilitate. We cooperated with Shenzhen Xintang, our consolidated VIE, to provide guarantees for certain loan products that we facilitate in the past. As of December 31, 2022, the outstanding amount of loan products guaranteed by Shenzhen Xintang was RMB556.3 million. Shenzhen Xintang did not renew its financing guarantee license in 2022. We expect to settle the current business of Shenzhen Xintang in 2023. Shenzhen Xintang will continue to guarantee the current outstanding loan products until their terms expire, and we will cooperate with other loan products guarantor to provide guarantees for the loan products that we facilitate in the future. Moreover, Circular 141 prohibits banking financial institutions from outsourcing core businesses such as credit examination and risk control. Currently, we only provide initial screening, preliminary credit examination and technical services, but we cannot rule out the possibility that government authorities could consider our services to be in violation of Circular 141. If any of our services are deemed to be in violation of Circular 141, we may be required to cease or modify any such “cash loans” to comply with Circular 141, otherwise we may be ineligible for registration with the local financial regulatory authority, which may materially and adversely affect our business and prospects. While we are closely monitoring the regulatory development, as of the date of this annual report, we have not been informed by any regulatory authorities to cease or modify any of our current products due to violation of any rules with respect to cash loan under Circular 141 or Circular 57.

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

According to the Guidelines on Further Strengthening and Regulating Pilot Access and Auditing of Microcredit Companies (Trial) issued by Shenzhen Financial Services Office in April 2013, or the Trial Guidelines on Microcredit Companies, the Shenzhen financial regulatory authority temporarily restricts certain kinds of companies including, among others, financing guarantee companies, pawn investment companies or real estate development companies establish the online microcredit business. One of our PRC subsidiaries, Tianjin Yuexin Financing Guarantee Co., Ltd. (“Tianjin Yuexin”), although has not yet started the financing guarantee business, currently holds the financing guarantee license, thus we cannot assure that we are eligible to operate the online microcredit business. However, the interpretation of the Trial Guidelines on Microcredit Companies remains uncertain and it is unclear how it will affect our application for the online microcredit business operating license.

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

Shenzhen Xiaoying has obtained a letter from the Local Financial Regulatory Bureau of Shenzhen Municipality on May 12, 2021, stating the approval of the business qualification of Xiaoying Microcredit, a wholly-owned subsidiary of Shenzhen Xiaoying, for the microcredit business in China. Since the loans provided by Xiaoying Microcredit is our own capital, defaults by our borrowers may have material adverse effect on our financial operation. As of December 31, 2022, 2.8% of our outstanding loans is issued by Shenzhen Xiaoying through our own capital. We have no insurance or guarantee protection for the loans issued by Shenzhen Xiaoying, our financial operation may be subject to material adverse if our borrowers default their outstanding loans.

We have a limited operating history in a new and evolving market, which makes it difficult to evaluate our future prospects.

We started to facilitate investment products to individual investors in China in August 2014 and commenced our loan facilitation business in July 2015 and thus have a limited operating history. We have limited experience in most aspects of our business operations, such as loan product offerings, data-driven credit assessment and development of long-term relationships with borrowers, investors and institutional funding partners. We seek to expand the base of prospective borrowers that we serve, which may result in higher delinquency rates of transactions facilitated by us. The delinquency rate for all outstanding loans on our platform that were 31-60 days past due decreased from 1.48% as of December 31, 2021 to 1.02% as of December 31, 2022. In addition, our ability to continuously attract low-cost funding sources is also critical to our business. For example, we have completely ceased accepting funding to our loan products from individual investors since the end of 2019, and currently our primary funding source is our institutional funding partners. As our business develops or in response to competition and regulation, we may continue to introduce new loan products, make adjustments to our existing loan products and our proprietary credit assessment model, or make adjustments to our business operation in general. For example, our product mix changed since our launch of Xiaoying Card Loan in December 2016. In 2016, 0.9% of our total loan facilitation amount were Xiaoying Card Loan, while in 2020, 2021 and 2022, such proportion was 80.3%, 100%, and 99.8% respectively. Furthermore, in May 2021, we obtained a network microcredit license from the Local Financial Regulatory Bureau of Shenzhen Municipality and started online microcredit business in July 2021 by providing loans funded from own capital. Any significant change to our business model not achieving expected results may have a material adverse impact on our financial condition and results of operations. Our historical financials during the limited operating history are not indicative of our future trends. As a result, it is difficult to effectively assess our future prospects.

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

We operate in the online consumer finance industry, which is a new and evolving industry. Negative publicity about this industry and the market segment may arise from time to time. Negative publicity about China’s consumer finance industry in general may also have a negative impact on our reputation, regardless of whether or not we have engaged in any inappropriate activities. The PRC government has instituted specific rules to develop a more transparent regulatory environment for the online consumer finance industry. Any players in China’s online consumer finance industry who are not in compliance with these regulations may adversely impact the reputation of the industry as a whole. Negative developments in the consumer finance industry, such as widespread user defaults, fraudulent behavior, the closure of other online consumer finance platforms, or incidents indirectly resulting from the accumulation of large amounts of debt and inability to repay by any particular borrower, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by market players in the consumer finance industry. Moreover, in the ordinary course of our business, we may need to bring lawsuits against certain borrowers for delinquent loans. If courts do not support our claims, such legal proceedings may also negatively impact our reputation and brand image. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

The service fees we charge either borrowers or institutional funding partners may decline in the future due to factors beyond our control and any material decrease in such service fees could harm our business, financial condition and results of operations.

We generated our revenues from service fees collected indirectly from borrowers through our VIE, Shenzhen Xintang or external financing guarantee companies. As of December 31, 2022, the outstanding amount of loan products guaranteed by Shenzhen Xintang was RMB556.3 million. Shenzhen Xintang did not renew its financing guarantee license in 2022. We expect to settle the current business of Shenzhen Xintang in 2023. Shenzhen Xintang will continue to guarantee the current outstanding loan products until their terms expire, and we will cooperate with other loan products guarantor to provide guarantees for the loan products that we facilitate in the future. We also charge service fees directly to certain institutional funding partners. Any material decrease in our service fees would have a substantial impact on our revenues and profitability. In the event that the amount of service fees we collect from borrowers or institutional funding partners for loans we facilitate decrease significantly in the future, our business, financial condition and results of operations will be harmed. The level of service fees we collect from borrowers or institutional funding partners may also be affected by a variety of factors, including our borrowers’ creditworthiness and ability to repay, the competitive landscape of our industry, our access to funding sources of loans we facilitate and regulatory requirements. Our service fees may also be affected by changes in our product and service mix and changes to our borrower engagement initiatives. Our competitors may also offer more attractive fees, which may require us to reduce our service fees to compete effectively. Certain consumer financing solutions offered by traditional financial institutions may provide lower fees than our service fees. Although we do not believe such consumer financing solutions currently compete with our products or target the same underserved consumers in China, such traditional financial institutions may decide to do so in the future, which may have a material adverse effect as to the service fees that we will be able to charge borrowers or institutional funding partners. Our service fees may also be affected by regulatory restrictions applied to our institutional funding partners. In August 2021, it was reported that some consumer finance companies received window guidance from regulators to keep the interest rate on personal loans within 24%. As the funding for loans we facilitated are partly provided by those institutional funding partners, the service fees we charge borrowers or institutional funding partners may be further affected.

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

None of the loans we provided or facilitated in 2022, had an annualized fee rate exceeding 36%. We have reduced our annualized fee rates of all products which exceeded the 36% limit and have complied with applicable regulatory requirements since December 7, 2017. The annualized fee rates of all new loans that we facilitated since December 7, 2017 are below 36%. As a result, we do not believe that our current service fees and various other fees charged from our borrowers violate these provisions. However, due to the lack of the specific and clear regulatory guidance on the loan interest ceiling and the calculation method, if our current fee level is deemed to be excessive or constitutes usurious loans under any existing or future relevant PRC laws, regulations and rules, parts or all of the fees we collected may be ruled as invalid by the PRC courts, and we may face, among others, regulatory warning, correction order, or be required to reduce the fees and annual interest rate we charge our borrowers. In addition, any future changes on APR ceiling may affect our profitability. If such situations were to occur, our business, financial condition, results of operations and prospects would be materially and adversely affected.

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

In our current cooperation with financial institutions, we would directly provide financial institutions with the personal information of our users on our platform, including basic user information (such as name, age, etc.) and loan-related information (such as loan purpose, annual income, etc.), which may be deemed as credit information under the Credit Information Services Measures. As of the date of this annual report, we have not obtained personal credit information organization license, and our direct provision of such users’ personal information to financial institutions may not be permitted. However, one of our consolidated VIEs, Shenzhen Xiaoying Microcredit Co., Ltd. (“Xiaoying Microcredit”) received a notice from the Shenzhen Center of Credit Reference Center of People’s Bank of China on September 29, 2022. The notice stated that Credit Reference Center of People’s Bank of China had approved Xiaoying Microcredit to connect to the credit reference system and to report business informations relating to individual credit loan services. Currently, we are working on technical preparation and internal system establishment for the official connection to the credit reference system. Further, we have been collaberating closely with Baihang Credit and Pudao Credit, both of each hold a personal credit information organization license, to execute a plan that complies with the new regulation. Meanwhile, as the Credit Information Services Measures is newly issued and there are no specific implementation rules with this regard, we are not sure how it will be interpreted and implemented and whether it will have an adverse impact on our business. While we will make efforts and adjustments to comply with the evolving regulatory requirements, we cannot assure you that such efforts would be sufficient as the regulators may not hold the same view as ours.

If we are unable to maintain or increase the amount of loans we facilitate or if we are unable to retain existing borrowers or attract new borrowers, our business and results of operations will be adversely affected.

The amount of loans facilitated through our platform was RMB29,676 million in 2020, RMB51,859 million in 2021 and RMB73,655 million in 2022. To maintain and increase the amount of loans we facilitate, we must continue to engage our existing borrowers and attract new borrowers, which may be affected by several factors, including our brand recognition and reputation, our products and services offered, our efficiency in engaging prospective borrowers, our ability to convert registered users to borrowers, the effectiveness of our credit analysis and risk management system, our ability to secure sufficient and cost-efficient funding, the service fees we charge borrowers, our borrower experience, the PRC regulatory environment governing our industry and the macroeconomic environment. For example, although we do not believe any of the loan products we currently facilitate is explicitly prohibited in accordance with the requirements under Circular 141 and Circular 57, we have taken rectification measures, including adjusting the annualized fee rates not to exceed 36% and ceasing deducting service fees from a loan principal in advance, to better comply with the applicable requirements.

In addition, as of December 31, 2022, we collaborated with 107 channel partners to obtain borrowers for our various loan products. In 2021 and 2022, approximately 74.3% and 80.1% of our active borrowers for Xiaoying Card Loan were engaged through our channel partners. If these channels become less effective or less efficient, or if we are unable to continue to use these channels or work with less channel partners, or if we cannot expand our business partner base or work with more business partners, we may not be able to acquire and engage new and existing borrowers efficiently. In addition, we may also impose more stringent borrower qualifications to ensure the quality of the loans we facilitate, which may negatively affect the amount of loans we facilitate. If we are unable to attract borrowers or if borrowers do not continue to use our products and services, we may be unable to increase our amount of loans facilitated and corresponding revenues, and our business and results of operations may be materially and adversely affected.

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

Our results of operations were adversely affected by the COVID-19 especially during the first half year of 2020. In the early onset of the third quarter of 2020, our business was already on track for a steady recovery and our business operation has returned to the pre-COVID-19 pandemic level. In 2021 and 2022, both our operational and financial results continued to show progress against our strategic objectives. In January, 2023, China officially started to manage COVID-19 as a Class-B infectious disease. The implementation of Class-B management of COVID-19 emphasizes more scientific, precise and efficient epidemic prevention and minimizes its disruptions in the economy and society. As many of the COVID-19 prevention measures had been lifted, the economy continues its rebound from the pandemic. However, the potential impact brought by and the duration of the COVID-19 outbreak are difficult to assess or predict and the full impact of the virus on our operations will depend on many factors beyond our control. While it is unknown how long these conditions will last and what the complete financial effect will be to our company, we are closely monitoring its impact on us. Our business, results of operations, financial conditions and prospects could be materially adversely affected to the extent that COVID-19 harms the Chinese and global economy in general, and the trading price of our ADSs may be adversely affected.

Our platform requires adequate funding and access to adequate lending capital on terms acceptable to us cannot be assured.

Our business involves matching of borrowers and funding sources for loans. The growth and success of our future operations depend on the availability of adequate funding to meet borrower demand for loans facilitated on our platform. In 2022, 97.3% of the total funding for loans we facilitated were provided by institutional funding partners and 2.7% of the total funding for loans we facilitated were provided by our capital. In order to maintain the requisite level of funding for the loans we facilitate to meet borrower demand, we will need to optimize the investor funding composition of our platform and establish long-term collaboration with our institutional funding partners.

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

Beginning from late 2018, the local PRC governments gradually slowed down its acceptance and review of the application for the registration as an online lending information intermediary as required under the Interim Measures. We made a gradual shift with respect to funding sources from individual investors to institutional funding partners since early 2019 in response to the enhanced regulatory restrictions in the online consumer financing industry. In late December 2019, the government began to implement a regulatory policy encouraging companies that previously applied for the online lending information intermediary registration to obtain an online microcredit company permit instead. This change in policy has an implication that we will be no longer legally allowed to provide intermediary service to individual investors directly. At the end of 2019, we ceased funding our loan products from our individual investors through Xiaoying Wealth Management platform. We actively expanded institutional funding, such as banks, consumer finance companies, trust companies and other institutions, and achieved 100% institutional funding for the new loans facilitated by the end of the second quarter of 2020. Furthermore, after obtaining an approval for our microcredit business in May 2021, we started to fund some new loans by our owned capital. As of December 31, 2022, 2.8% of the outstanding loans were funded by our own capital.

If the provision of services by financial institutional cooperators, such as insurance company and financing guarantee companies, becomes limited, restricted, or is rendered less effective or more expensive, our business may be materially and adversely affected.

6.66% of our outstanding loans were covered by the credit insurance products provided by ZhongAn as of December 31, 2022. We collaborate with various external financing guarantee companies and insurance company who provide guarantee/insurance services to protect institutional funding partners from losses. See “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with Financial institutional cooperators.” Although we have entered into a series of agreements relating to our ongoing business cooperation and service arrangement with our financial institutional cooperators, we cannot assure you that the provisions of services provided by such financial institutional cooperators will be renewed upon expiration of the agreements or continue to remain at the same level or on more favorable terms in the future. If any of such financial institutional cooperators ceases business collaboration with us, it may adversely affect our relationship with our users and institutional funding partners.

In addition, given that Shenzhen Xiaoying and Shenzhen Xintang are both our consolidated VIEs, while we believe our past and current cooperation model with our financial institutional cooperators does not violate any prohibitive rules relating to Online Lending Information Services, including among others, provisions under the Interim Measures that prohibit providing any guarantee to lenders directly or in a disguised form by online lending information intermediaries or provisions under Circular 57 that prohibit setting aside risk reserve funds by online lending information intermediaries to protect investors against default, we cannot assure you that the regulators would hold the same view as ours. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Online Lending Information.” If our agreements with financial institutional cooperators were terminated or to be altered to our disadvantage, our business, results of operations and financial condition will be materially and adversely affected.

The protections offered by our financial institutional cooperators on our loan products significantly enhance the confidence of our institutional funding partners. We cooperated with Shenzhen Xintang, our consolidated VIE, to provide guarantees for certain loan products that we facilitate in the past. As of December 31, 2022, the outstanding amount of loan products guaranteed by Shenzhen Xintang was RMB556.3 million. Shenzhen Xintang did not renew its financing guarantee license in 2022. We expect to settle the current business of Shenzhen Xintang in 2023. Shenzhen Xintang will continue to guarantee the current outstanding loan products until their terms expire, and we will cooperate with other loan products guarantor to provide guarantees for the loan products that we facilitate in the future. When in the event of default of the outstanding guaranteed loan products, Shenzhen Xintang will compensate those financial institutional cooperators for their payout amount to our investors in accordance with the agreements; however, Shenzhen Xintang’s compensation obligation shall not exceed a cap (“the pre-agreed Cap”) which is the lower of (1) total amount of guarantee fees contractually required to be collected from the borrowers for such loans facilitated during the current period on an aggregated basis, and (2) a certain percentage of the total principal of the loans facilitated stated in an annualized manner, as pre-agreed with those financial institutional cooperators separately. We may consider introducing other funding protection arrangements to our financial institutional cooperators or institutional funding. We cannot assure you that new arrangements would be perceived by them, which may have adverse impact on our business operations. If our financial institutional cooperators cease business collaboration with us, it may adversely affect our relationship with our institutional funding partners, who view on the protection offered by our financial institutional cooperators with importance.

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

On May 8, 2020, the CBIRC promulgated the Measures for the Regulation of Credit Insurance and Guarantee Insurance, or the Measures for the Credit Insurance and Guarantee Insurance, as amended on June 21, 2021, which repeals the Interim Measures for the Supervision of Credit Guarantee and Insurance Business issued on July 11, 2017. Pursuant to the Measures for the Credit Insurance and Guarantee Insurance, the insurance companies carrying out credit insurance and guarantee insurance (together, the “Credit and Guarantee Insurance”) businesses, such as ZhongAn, are required to comply with the regulatory requirements on solvency and ensure the overall size of business is appropriate for the capital strength of the company. When carrying out financing Credit and Guarantee Insurance business, insurance companies are required to pay particular attention to the underlying risks, fully assess the impact of Credit and Guarantee Insurance business on the solvency of the company, and duly perform liquidity risk management. The insurance companies have to establish more stringent internal control measures to ensure the compliance of the Credit and Guarantee Insurance business. Furthermore, the Measures for the Credit Guarantee and Insurance Guarantee sets out specific rules regarding insurance companies carrying out Credit and Guarantee Insurance business via Internet, under which the insurance companies shall cooperate with the financial institutions with lending qualifications and is required to publish material information in relation to insurance products, policy query links, customer complaint channels, information security, cooperative Internet agencies, which shall also be published by the cooperative Internet agencies in a prominent position on their business web pages. In addition, the balance of self-retained liability of the insurance company cannot exceed the respective limits as set forth in the Measures for the Credit Insurance and Guarantee Insurance.

We have cooperated with ZhongAn to develop Credit and Guarantee Insurance products to secure insurance protection for the loans we facilitated. 6.66% of our outstanding loans were covered by the Credit and Guarantee Insurance products provided by ZhongAn as of December 31, 2022. If ZhongAn is unable to continue to provide the Credit and Guarantee Insurance with same terms and conditions, we may not be able to remain adequate Credit and Guarantee Insurance for our loan products as before, or may have to incur additional cost in purchasing such insurance from ZhongAn or other insurance companies. If we are unable to obtain adequate Credit and Guarantee Insurance for our loan products under terms or conditions acceptable to us, our business, financial condition and results of operations would be materially and adversely affected.

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

In addition, prior to September 2017, we, at our sole discretion, paid ZhongAn for a majority of the loan principal and interest default but have not been subsequently collected through some of our entities lacking qualifications to provide financing guarantee. See “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with Financial Institutional Cooperators.” In 2020, certain amount of deposits paid by Shenzhen Xintang to one of our institutional cooperators were actually provided by Shenzhen Xiaoying Puhui Technology Co., Ltd., a directly wholly owned subsidiary of Beijing WFOE, which were used to compensate for such institutional cooperator’s loss for the amount it had paid under investors’ claims arising from borrowers’ default to repay loans. Due to the lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Rules is unclear. It is uncertain whether we would be deemed to operate financing guarantee business because of our cooperation model with our financial institutional cooperators, and our current arrangements with banks, trust companies and other institutional funding partners. As of the date of this annual report, we have not been subject to any fines or other penalties under any PRC laws or regulations related to financing guarantee business. Furthermore, given that Shenzhen Xiaoying and Shenzhen Xintang are both our consolidated VIEs, while we believe our past and current cooperation model with our financial institutional cooperators does not constitute providing any guarantee to lenders directly or in a disguised form by online lending information intermediary under Interim Measures or under Circular 57, we cannot assure you that the regulators would hold the same view as ours. Given the evolving regulatory environment of the financing guarantee business, we cannot assure you that we will not be subject to any fines, penalties or other liabilities, or be required in the future by the relevant governmental authorities to obtain approval or license for financing guarantee business to continue our collaboration with banks, trust companies and other institutional funding partners. If we are required to amend the current model or are no longer able to collaborate with banks, trust companies or other institutional funding partners at all, or become subject to penalties, our business, financial condition, results of operations and prospects could be materially and adversely affected.

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

Our institutional funding partners may experience losses due to borrower defaults. The delinquency rate for all outstanding loans on our platform that were 31-60 days past due decreased from 1.48% as of December 31, 2021, to 1.02% as of December 31, 2022.

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

Furthermore, for certain loan products that we facilitate in the past, we entered into a series of arrangements with various financial institutional cooperators and negotiate the upper limit of Shenzhen Xintang’s compensation obligation prospectively at each quarter with these financial institutional cooperators based on the expected default rate. As of December 31, 2022, the outstanding amount of loan products guaranteed by Shenzhen Xintang was RMB556.3 million. Shenzhen Xintang did not renew its financing guarantee license in 2022. We expect to settle the current business of Shenzhen Xintang in 2023. Shenzhen Xintang will continue to guarantee the current outstanding loan products until their terms expire, and we will cooperate with other loan products guarantor to provide guarantees for the loan products that we facilitate in the future. The portion that we are obligated to pay to those financial institutional cooperators but are not expected to be collected from the borrowers due to the estimated default or prepayment risk in relation to the guarantee fee is recorded in the change in fair value of financial guarantee derivative. Moreover, if the total amount of the compensation paid by those financial institutional cooperators to the insured investors or institutional funding partners exceeds the expected maximum payout amount for certain period, they are entitled to increase their fees collectible from new borrowers, which would impact our results of operations in the event we are unable to pass on such increase to new borrowers. In addition, when the delinquency rates of our loan products increase, we may also need to increase the guarantee fees that we are entitled from new borrowers. In the event we are not able to raise the APR to capture such increase in guarantee fees, our results of operations would be adversely affected. See “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with Financial Institutional Cooperators —Credit Insurance and Guarantee Services” for more details. Therefore, if we are unable to maintain low delinquency rates for transactions we facilitated, our business and results of operations may be materially and adversely affected.

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

We may be required to obtain or reapply for additional value-added telecommunication business licenses.

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

In addition, as certain shareholder of the VIEs has changed his nationality, our consolidated VIEs may be deemed as foreign-invested telecommunications enterprises. Therefore, we are required to reapply for the ICP licenses as foreign-invested telecommunications enterprises. However, we cannot assure you that we will be able to complete such procedure in a timely manner, or even at all. In addition, we cannot assure you that we will be able to comply with these laws and regulations in all respects. We may also be subject to fines, legal or administrative sanctions and other adverse consequences, and may not be able to become in compliance with relevant laws and regulations in a timely manner, or at all. These may materially and adversely affect its business, financial condition, results of operations and reputation.

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

We may face regulatory risk as we indirectly charge our borrowers in the manner that our borrowers are not aware

External financing guarantee companies that we cooperate provide guarantee for a number of loans if our borrowers fail to repay. The financing guarantee companies that we cooperate charge borrowers a guarantee fee, a portion of which will be subsequently paid to us by the financing guarantee companies as the service fee for the intermediary service we provide. We cooperated with Shenzhen Xintang, our consolidated VIE, to provide guarantees for certain loan products that we facilitate in the past. As of December 31, 2022, the outstanding amount of loan products guaranteed by Shenzhen Xintang was RMB556.3 million. Shenzhen Xintang did not renew its financing guarantee license in 2022. We expect to settle the current business of Shenzhen Xintang in 2023. Shenzhen Xintang will continue to guarantee the current outstanding loan products until their terms expire, and we will cooperate with other loan products guarantor to provide guarantees for the loan products that we facilitate in the future. The Announcement 3 states that all institutions engaged in loan business shall display annual loan interest rate to borrowers in an obvious way when marketing through websites, mobile applications, posters and other channels and that the annual loan interest rate shall be the ratio, on an annualized basis, of all the loan-related costs charged on the borrower to the loan principal actually occupied. According to the Interim Measures, an online lending information intermediary shall agree with lenders and borrowers on the service fee standards and payment. However, our borrowers are not aware of the fact that we actually charge service fees and the manner in which such fees are charged. Therefore, our business practices and the way we collect service fees may be considered by the regulatory authorities as a violation of regulations and we may be subject to administrative penalties. If we were imposed penalties or forced to adjust the way by which we charge fees, there will be an adverse impact on our business, financial condition, and operating results.

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

In addition, we have obtained a letter from the Local Financial Regulatory Bureau of Shenzhen Municipality on May 12, 2021, stating the approval of the business qualification of Xiaoying Microcredit for microcredit business from the relevant local authority and have started our microcredit business in July 2021. As of December 31, 2022, 2.8% of our outstanding loans is funded by our own capital. However, since the regulatory regime and practice with respect to network microcredit companies are evolving in recent years and subject to uncertainties, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Microcredit,” we cannot assure you that we would not be subject to any rectification requirements or administrative penalties due to any non-compliance, nor can we assure you that we will be able to satisfy rectification requirements, if any, and maintain such license or renew the license. For example, in November 2020, the CBIRC and PBOC released the Interim Measures for the Administration of Network Microcredit Companies Business (Draft) to solicit public comments. The draft measures make it clear that a network microcredit business shall be carried out mainly in the provincial administrative areas to which the entity is registered and shall not be cross-provincial without prior approval. The registered capital of a company operating a network microcredit business within a province shall not be less than RMB1 billion and shall be a one-time paid-in monetary capital. The registered capital of a company operating a network microcredit cross-provinces shall not be less than RMB5 billion and shall be a one-time paid-in monetary capital. The draft measures would establish a three-year transition period, and those operating cross-provincial network microcredit businesses without approval will be phased-out.

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

The success of our business largely depends on our ability to provide a high-quality user experience, which in turn depends on factors such as: (i) our ability to estimate future borrowing requests from our users, (ii) our ability to continue to offer products and services at competitive service fee rates, (iii) our ability to provide a reliable and user-friendly mobile application user interface for users and our ability to further improve and streamline our online loan application and approval process. As of December 31, 2022, substantially all of the transactions were completed through our mobile application. If users are not satisfied with our level of service when we failed to provide sufficient loans to our users, or if our system is severely interrupted or otherwise fails to meet user requests, for example, the users have to wait for days to receive their loan application results or our mobile app is constantly disrupted due to system failure and breakdown, our reputation could be adversely affected and we could fail to maintain user loyalty.

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

We had negative cash flows from operating activities of RMB679.2million in 2020, positive cash flow from operating activities of RMB449.2 million in 2021, and positive cash flows from operating activities of RMB322.7 million (US$46.8 million) in 2022. We cannot guarantee that we will not have negative cash flows in the future. We collect the service fees on a monthly basis and interests on a monthly basis from the borrowers. Inability to collect payments from users, borrowers in particular, in a timely and sufficient manner may adversely affect our liquidity, financial condition and results of operations.

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

In addition, PRC government authorities have enacted a series of laws and regulations in regard of the protection of personal information, under which internet service providers and other network operators are required to comply with the principles of legality, justification and necessity, to clearly indicate the purposes, methods and scope of any information collection and usage, and to obtain the consent of users, as well as to establish a user information protection system with appropriate remedial measures. We have obtained consent from our users to use their personal information within the scope of authorization and we have taken technical measures to ensure the security of such personal information and to prevent any loss or divergence of personal information from. However, there is uncertainty as to the interpretation and application of such laws. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where it is necessary for personal information to be provided by a personal information processor to a recipient outside the territory of the PRC due to any business need or any other need, a security assessment organized by the national cyberspace authority shall be passed. If such laws or regulations are to be interpreted and applied in a manner inconsistent with our current policies and practices, changes to the features of our system may be required and additional costs incurred. We cannot assure you that our existing user information protection system and technical measures will be considered sufficient under applicable laws and regulations. If we are unable to address any information protection concerns, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and our reputation, business and operations might be adversely affected. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Internet Information Security” for details.

On June 1, 2017, the PRC Cybersecurity Law became effective. The law requires network products and services providers as we are, among other things, to strictly preserve the secrecy of user information they collect and to store within mainland China data that is gathered or produced by such network products and services provider in the country. If we are deemed to have violated the law, potential penalties include, depending on the nature of violation, regulatory warning, correction order, forced shut down of our websites, suspension of operation revocation of business licenses, confiscation of illegal gains, and fines imposed on the company ranging from approximately RMB10,000 to RMB1 million or management personnel ranging from approximately RMB5,000 to RMB1 million. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law of the PRC, or Data Security Law, which took effect on September 1, 2021. The Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system. The Data Security Law also provides that the state shall establish a data security review system, where data handling activities that affect or may affect the national security will undergo national security review, and shall implement export controls on certain data. On July 7, 2022, the CAC published the Outbound Data Transfer Security Assessment Measures that took effect on September 1, 2022 and outline the potential security assessment process for outbound data transfer. Under the Outbound Data Transfer Security Assessment Measures, data processors that provide important data and personal information outbound that are collected or produced through operations within the territory of the PRC, where a security assessment shall be conducted according to the law, shall apply to the provisions of these Measures. Under the Outbound Data Transfer Security Assessment Measures, data processors providing outbound data shall apply for outbound data transfer security assessment with the CAC in any of the following circumstances: (i) where a data processor provides important data abroad; (ii) where a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year; and (iv) other circumstances prescribed by the CAC for which declaration for security assessment for outbound data transfers is required. The Outbound Data Transfer Security Assessment Measures also provide procedures for security assessment and submissions, important factors to be considered in conducting assessment, and legal liabilities of a data processor for failure to apply for assessment.

Due to the relatively new nature of the PRC Cybersecurity Law, Data Security Law and Outbound Data Transfer Security Assessment Measures as well as the lack of clarification in the statutory law itself as to the circumstances and standard under which the law should apply and violations be found, there are great uncertainties as to the interpretation and application of the law. The law’s vagueness in its own statutory language also indicates that the CAC, the designated government enforcement agency, will have broad latitude to direct how the law is interpreted and enforced, thus creating greater uncertainties with regard to the interpretation and application of the law since the government enforcement agency has yet to provide further guidance on the enforcement mechanism of the law. If we are found to have violated the PRC Cybersecurity Law, Data Security Law and Outbound Data Transfer Security Assessment Measures in a government enforcement action, we may face severe penalties that may result in monetary losses, losses of access to assets essential for daily operation of our business or for the continuance of service provision, and temporary or total disruption of our business for an extended period of time. In addition, the finding of a violation of the PRC Cybersecurity Law, Data Security Law and Outbound Data Transfer Security Assessment Measures, even if later repealed, may cause damages to our reputation and our brand name, causing users to lose confidence in our service and to refrain from choosing or continuing to use our products and services. All of these consequences may have a material adverse impact on our business, financial condition and results of operations.

Furthermore, the stringent reporting obligation imposed by the PRC Cybersecurity Law, Data Security Law and Outbound Data Transfer Security Assessment Measures, without a finding of violation, may have a material adverse impact on our business and results of operations. As we are obligated by the laws to inform our users of any security flaw or vulnerability as they are discovered, users may become wary of the existence or frequency of such reports and lose confidence in the security of our system, thus discouraged from choosing or continuing to use our products and services, even though the security flaws or vulnerabilities are readily fixed and overcome.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the New York Stock Exchange, or NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the year ended December 31, 2020 and 2021, we and our independent registered public accounting firm identified three material weaknesses as of December 31, 2020 and 2021, which related to (1) our lack of sufficient skilled staff with U.S. GAAP knowledge and SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; (2) our internal audit function is still in the process of establishing formal risk assessment process and internal control framework; and (3) there was not adequate management oversight of accounting activities in relating to certain tax practices to conform to the U.S. GAAP. In 2022, we implemented a number of measures to address above material weakness that were identified. As of December 31, 2022, based on an assessment performed by our management on the performance of the above mentioned remediation measures, we determined that the material weaknesses previously identified in our internal control over financial reporting had been partially remedied and we evaluated that one material weakness in our internal control over financial reporting remained as of December 31, 2022, which related to insufficient financial reporting and accounting technical resources with sound US GAAP knowledge related certain technical areas. Our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2022, due to the material weaknesses in internal control over financial reporting indentified above. See “Item 15. Controls and Procedures.”

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

Any failure by us, or institutional funding partners or payment service providers to comply with applicable anti-money laundering and anti-terrorist financing laws and regulations could damage our reputation, expose us to significant penalties, and decrease our revenues and profitability.

On September 29, 2018, the PBOC, the CBIRC and CSRC jointly promulgated the Administrative Measures for the Anti-money Laundering and Anti-terrorist Finance of Internet Finance Service Agencies (for Trial Implementation), which further specified that, any Internet finance institutions incorporated upon approval or upon record-filing by applicable regulatory authority, shall report any forms of cash receipts and payments whose transaction value reaches or exceeds RMB50,000 or foreign currency equivalent of US$10,000 on a per-transaction or cumulative basis on a given day, within five working days from the date when such transaction takes place. On August 1, 2021, the PBOC promulgated the Measures for the Supervision and Administration of Anti-money Laundering and Counter-terrorism Financing of Financial Institutions, requiring financial institutions, including non-bank payment institutions and online micro-loan companies, to effectively perform the obligations for anti-money laundering and counter-terrorism financing. The said obliagtions include establishing and improving the internal control system for anti-money laundering and counter-terrorism financing, assessing money laundering and counter-terrorism financing risks, establishing a risk management mechanism compatible with their risk status and business scale, establishing an anti-money laundering information system and setting up or designating a department equipped with corresponding personnel.

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

As of December 31, 2022, we have not been subject to fines or other penalties, or suffered business or other reputational harm, as a result of actual or alleged money laundering or terrorist financing activities in the past. However, our policies and procedures may not be completely effective in preventing other parties from using us, any of our institutional funding partners, or payment service providers as a conduit for money laundering (including illegal cash operations) or terrorist financing without our knowledge. If we were to be associated with money laundering (including illegal cash operations) or terrorist financing activities, our reputation could suffer and we could become subject to regulatory fines, sanctions, or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, all of which could have a material adverse effect on our financial condition and results of operations. Even if we, our institutional funding partners and payment service providers comply with the applicable anti-money laundering laws and regulations, we, our institutional funding partners and payment service providers may not be able to fully eliminate money laundering and other illegal or improper activities in light of the complexity and the secrecy of these activities. Any negative perception of the industry, such as that which might arise from any failure of other online consumer finance platforms to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could tarnish our image, undermine the trust and credibility we have established, and negatively impact our financial condition and results of operations.

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

We granted incentives and rewards to employees and executives under our share incentive plan. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of stock options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As of December 31, 2022, holders of our outstanding options and other equity incentives were entitled to purchase a total of 57,684,784 ordinary shares. As a result, we incurred share-based compensation expense of RMB53,537,815 (US$7,762,254) in during the year ended December 31, 2022. If we grant more options or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

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

The global macroeconomic environment is facing challenges, including the economic slowdown in the Eurozone since 2014, potential impact of the United Kingdom’s exit from the European Union on January 31, 2020, and the adverse impact on the global economies and financial markets as the COVID-19 outbreak evolved into a worldwide health crisis in 2020. The growth of the PRC economy has slowed down since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. The Federal Reserve has signaled its intention to raise interest rates in the United States. Recently, the Russia-Ukraine conflict has caused, and continues to intensify, significant geopolitical tensions in Europe and across the world. There have also been concerns on the relationship among China and other Asian countries and the trade disputes between the United States and China. The ongoing trade tensions between the United States and China may have tremendous negative impact on the economies of not merely the two countries concerned, but the global economy as a whole. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. If economic conditions deteriorate, we may face increased risk of default or delinquency of borrowers, which will result in lower returns or losses. In the event that the creditworthiness of our borrowers deteriorates or we cannot track the deterioration of their creditworthiness, the criteria we use for the analysis of borrower credit profiles may be rendered inaccurate, and our risk management system may be subsequently rendered ineffective. This in turn may lead to higher default rates and adverse impacts on our reputation, business, results of operations and financial positions.

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

We do not have direct ownership of some of our operating entities in China, but through contractual arrangements (the “VIE Agreements”), we exercise control over the operating activities that most impact the economic performance, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. As a result, through such contractual arrangements with the VIE and its shareholders, we are the primary beneficiary of the VIE, and, therefore, consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP. 38% of our current revenue is derived from our VIEs in China. To comply with PRC laws and regulations, we do not have an equity ownership interest in our VIEs but rely on the VIE Agreements with VIEs to control and operate their businesses. However, as discussed below, these VIE Agreements may not be effective from PRC laws in providing us with the necessary control over VIEs and their operations. Any deficiency in these VIE Agreements may result in our loss of control over the management and operations of VIEs, which will result in a significant loss in the value of an investment in our company. Because of the practical restrictions on direct foreign equity ownership imposed by the PRC government authorities, we must rely on contractual rights through our VIE structure to effect control over and management of VIEs, which exposes us to the risk of potential breach of contract by the shareholders of VIEs. For further description about our VIE Agreements, please see “4.C. Organizational Structure - Contractual Arrangements with Consolidated VIEs and Their Shareholders.”

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

We are an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations, our operations were conducted in China by our subsidiaries and through the VIE Agreements with our VIEs in China, the equity of which is owned by Xiaoying (Beijing) Information Technology Co., Ltd., or Beijing WFOE, through the VIE Agreements, as a result of which, under United States generally accepted accounting principles, the assets and liabilities of the VIEs are treated as our assets and liabilities and the results of operations of VIEs are treated in all respects as if they were the results of our operations. The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than 50% equity interest in any PRC company engaging in value-added telecommunications businesses (except for e-commerce, domestic multi-party communication, store-and-forward and call center services). The primary foreign investor must also have operating experience and a good track record in providing value-added telecommunications services, or VATS, overseas. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses is deleted.

Because we are an exempted company incorporated with limited liability in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly-owned PRC subsidiary, Xiaoying (Beijing) Information Technology Co., Ltd., or Beijing WFOE, is a foreign-invested enterprise, or an FIE. To comply with the current PRC laws and regulations, we conduct our business in China through our certain consolidated VIEs and their affiliates. Beijing WFOE has entered into a series of contractual arrangements with our consolidated VIEs and their shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Consolidated VIEs and their Shareholders.” As certain shareholder of the VIEs has changed his nationality, our consolidated VIEs may be deemed as foreign-invested telecommunications enterprises. Therefore, we are required to reapply for the ICP licenses as foreign-invested telecommunications enterprises. However, we cannot assure you that we will be able to complete such procedure in a timely manner, or even at all. In addition, we cannot assure you that we will be able to comply with these laws and regulations in all respects. We may also be subject to fines, legal or administrative sanctions and other adverse consequences, and may not be able to become in compliance with relevant laws and regulations in a timely manner, or at all. These may materially and adversely affect its business, financial condition, results of operations and reputation.

The Guideline No.2 on the Application of Regulatory Rules on Overseas Securities Offerings and Listings, or the Guideline No.2, as one of the supporting guidelines for the Trial Measures, provides that the filing documents submitted to the CSRC shall specify, among other things: (i) whether the issuer’s business, licenses or qualifications are not allowed to be controlled by way of contractual arrangements by PRC laws, administrative regulations or relevant provisions; (ii) whether the domestic operating entities controlled by way of contractual arrangements are subject to any restricted or prohibited industries for foreign investments. The officials from the CSRC clarified at the press conference held for the Trial Measures on February 17, 2023 that, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with VIE structure which duly meet the compliance requirements. Uncertainty still remains on how such rules will be interpreted and implemented, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, the Trial Measures, and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that how the PRC government authorities, such as the Ministry of Commerce, or the MOFCOM, the MIIT, the CSRC or other authorities that regulate online consumer finance platforms and other participants in the telecommunications industry, would ultimately take a view of our corporate structure or any of the above contractual arrangements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

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

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our consolidated VIEs, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.”

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

Mr. Yue (Justin) Tang, our Chief Executive Officer, beneficially owns all of the Class B ordinary shares issued and outstanding, representing 37.03% of our total issued and outstanding share capital and 91.51% of our aggregate voting power as of March 31, 2023. As a result, he will have the ability to control or exert significant influence over important corporate matters and investors may be prevented from influencing important corporate matters involving our company that require approval of shareholders, including:

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

The most updated negative list, issued on December 27, 2021 and became effective on January 1, 2022, stipulates that any PRC domestic enterprise engaging in the fields prohibited by the negative list shall obtain the consent of the relevant competent PRC authorities for overseas listing, and the foreign investors shall not participate in the operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise shall be subject to the relevant administrative provisions of PRC domestic securities investment by foreign investors. Such negative list does not further elaborate whether existing overseas listed enterprise will be subject to such requirements. The staff of the NDRC addressed in an interview on December 27, 2021 that certain existing overseas listed enterprises whose foreign investors’ shareholding percentage exceed the aforementioned threshold are not required to make adjustment or deduction. If any of the businesses that we operate were in the “restricted” category on the “negative list,” and the enacted version of the PRC Foreign Investment Law and the final “negative list” mandate further actions to be taken by us, such as a pre-approval process, there is no assurance that we can obtain such pre-approval on a timely basis, or at all. Such determination would materially and adversely affect the value of our ADSs, and such further actions required to be taken by us under the newly enacted PRC Foreign Investment Law may materially and adversely affect our business and financial condition. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all.

In addition, the PRC Foreign Investment Law provides a five-year period for the existing foreign invested enterprises established according to the existing laws regulating foreign investment to maintain their structure and corporate governance after the implementation of the PRC Foreign Investment Law. Thus we may be required to adjust the structure and corporate governance of certain of our PRC entities after the expiration of such period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

The PRC government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. On July 6, 2021, State Council issued the Opinions on Lawfully and Severely Combating Illegal Securities Activities to further strengthen cross-border supervision and consolidate the primary responsibility for information security of overseas listed companies. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines which took effect on March 31, 2023. Pursuant to the Trial Measures, Chinese companies that seek to offer and list securities overseas shall fulfill the filing procedures with and report relevant information to the CSRC, and that an initial filing shall be submitted within three working days after the application for an initial public offering is submitted, and a second filing shall be submitted within three working days after the listing is completed. Moreover, an overseas offering and listing is prohibited under circumstances if (i) it is prohibited by PRC laws, (ii) it may endanger national security as reviewed and determined by competent PRC authorities under the State Council in accordance with law, (iii) the PRC domestic companies intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years, (iv) the PRC domestic companies intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no clear conclusion has yet been made thereof, (v) it has material ownership disputes over equity interests held by the PRC domestic companies’ controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller. The Trial Measures stipulate that the overseas securities offering and listing of any issuer will be deemed as indirect overseas offering by PRC domestic companies if the following conditions are met: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by PRC domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Further, at the press conference held for the Trial Measures on February 17, 2023, officials from the CSRC clarified that the PRC domestic companies that have already been listed overseas on or before the effective date of the Trial Measures (i.e. March 31, 2021) shall be deemed as existing issuers, or the Existing Issuers. The Existing Issuers are not required to complete the filing procedures immediately but shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC. The officials from the CSRC have also confirmed that for the PRC domestic companies that seek to list overseas with VIE structure, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with VIE structure which duly meet the compliance requirements. However, given that the Trial Measures were recently promulgated, there are substantial uncertainties as to the implementation and interpretation, and how they will affect our listing status and future financing. If we fail to complete the filing with the CSRC in a timely manner or at all, for any future offering or any other activities which are subject to the filing requirements under the Trial Measures, our ability to raise or utilize funds and our operations could be materially and adversely affected. On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which took effect on March 31, 2023. Pursuant to the Archives Rules, PRC domestic companies that seek overseas offering and listing shall strictly abide by applicable laws and regulations of the PRC and the Archives Rules, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Furthermore, a PRC domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant indivuduals or entities including securities companies, seceurities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, a PRC domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Archives Rules also stipulate that a PRC domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations. However, given that the Archives Rules were recently promulgated, there are substantial uncertainties as to the implementation and interpretation. We cannot predict the impact of the Trial Measures and the Archives Rules on us, including but not limited to the maintenance of the listing status of our ADSs and/or other securities, or any of our future offerings of securities overseas at this stage. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continually offer our Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Shares to significantly decline in value or become worthless. Substantially all of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries and VIEs are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. Any such intervention in or influence on our business operations or action to exert more oversight and control over securities offerings and other capital markets activities, once taken by the PRC government, could adversely affect our business, financial condition and results of operations and the value of our Class A ordinary shares or the ADSs, or significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

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

For example, On February 7, 2021, the State Administration for Market Regulation, or the SAMR, promulgated Guidelines to Anti-Monopoly in the Field of Platform Economy, or the Anti-Monopoly Guidelines for Platform Economy. The Anti-Monopoly Guidelines for Platform Economy provides operational standards and guidelines for identifying certain internet platforms’ abuse of market dominant position which are prohibited to restrict unfair competition and safeguard users’ interests, including without limitation, prohibiting personalized pricing using big data and analytics, selling products below cost without reasonable causes, actions or arrangements seen as exclusivity arrangements, using technology means to block competitors’ interface, using bundle services to sell services or products. In addition, internet platforms’ compulsory collection of user data may be viewed as abuse of dominant market position that may have the effect to eliminate or restrict competition. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law which took effect on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where it is necessary for personal information to be provided by a personal information processor to a recipient outside the territory of the PRC due to any business need or any other need, a security assessment organized by the national cyberspace authority shall be passed. In addition, on June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law, among others, provides for security review procedures for data activities that may affect national security. Furthermore, Measures for Cybersecurity Review, which became effective on June 1, 2020, as amended on December 28, 2021, and became effective on February 15, 2022, set forth the cybersecurity review mechanism for critical information infrastructure operators, and provide that (i) critical information infrastructure operators who intend to purchase internet products and services that affect or may affect national security shall be subject to a cybersecurity review; (ii) online platform operators who are engaged in data processing are also subject to the regulatory scope; (iii) the CSRC is included as one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review working mechanism; (iv) the online platform operators holding more than one million users/users’ individual information and seeking a listing outside China shall file for cybersecurity review; (v) the risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or illegally transmitted to overseas parties and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously shall be collectively taken into consideration during the cybersecurity review process. Although we do not believe we are a critical information infrastructure provider, and as the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis and we have not received any inquiry, notice, warning, or sanctions from any other PRC government authorities in this regard, the PRC authorities could interpret such term broadly. If we are deemed to be a critical information infrastructure operator under such rules, we could be subject to cybersecurity review by Cyberspace Administration of China and other relevant PRC regulatory authorities and be required to change our existing practices in data privacy and cybersecurity matters at substantial costs. During such cybersecurity review, we may be required to stop providing services to our customers, and such review could also result in negative publicity to us and diversion of our managerial and financial resources.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The HFCA Act was signed into law on December 18, 2020 and amended pursuant to the Consolidated Appropriations Act, 2023 on December 29, 2022. Under the HFCA Act and the rules issued by the SEC and the PCAOB thereunder, if we have retained a registered public accounting firm to issue an audit report where the registered public accounting firm has a branch or office that is located in a foreign jurisdiction and the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, the SEC will identify us as a “covered issuer”, or SEC-identified issuer, shortly after we file with the SEC a report required under the Securities Exchange Act of 1934, or the Exchange Act (such as our annual report on Form 20-F) that includes an audit report issued by such accounting firm; and if we were to be identified as an SEC-identified issuer for two consecutive years, the SEC would prohibit our securities (including our shares or ADSs) from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCA Act, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

Sales of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline significantly. The total number of ordinary shares outstanding as of March 31, 2023 was 288,900,553 ordinary shares, comprised of 191,300,553 Class A ordinary shares and 97,600,000 Class B ordinary shares. All ADSs representing our ordinary shares will be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of the ADSs could decline significantly.

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

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

We are an exempted company incorporated in the Cayman Islands, and our ADSs are listed on the NYSE. The NYSE market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from the NYSE corporate governance listing standards.

Among other things, we are not required under the NYSE corporate governance listing standards to: (i) have a majority of the board be independent; (ii) obtain shareholders’ approval for issuance of securities in certain situations; or (iii) have regularly scheduled executive sessions with only independent directors each year.

We intend to rely on the first exemption described above unless otherwise required under the applicable laws and regulations or disclosed in this annual report. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

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

Since the completion of our initial public offering, we have incurred significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE, imposes various requirements on the corporate governance practices of public companies. As a company with less than US$1,235,000,000 in total annual gross revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of the provision that allow us to delay adopting new or revised accounting standards and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

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

Risks Relating to Our Investment

We make investments using our own capital and do not expect to realize any profits from these investments for a considerable period of time.

We make investments using our own capital in certain limited partnership interests of private partnerships. We believe that those investments can bring an opportunity of exploring innovative technologies and the potential for improved profitability in long term, which is in line with our business strategies, and currently have no plans to dispose of our current investments. We may make unsound investment decisions for this reason or due to fraudulent and concealed, inaccurate or misleading statements from a target partnership in the course of our due diligence, which could lead us to mistakenly estimate the value of the target company and affect our ability to derive profit from such investments. In addition, our understanding and judgment of the investments that those partnerships make may be mistaken and result in unwise investment decisions.

Certain of our investments in partnerships focus on the blockchain industry and digital assets and are subject to certain risks of the blockchain industry and digital assets. Digital assets built on blockchain technology remain in the early stages of development. Digital assets are a new asset class that, as of yet, have not been widely adopted. Any significant decline in the value of our investment portfolio may therefore adversely impact our business, results of operations, and financial condition.

In addition, as a limited partner, we do not have ability to take in the control or management of the affairs or the conduct of the business of those partnerships. We do not have the necessary power to mandate or block material partnership actions. If these partnerships fail to carry out business in a compliant manner, incur overly excessive amount of debt or go bankrupt, or the business operations decline, the fair value of our investment in these companies may deteriorate or, in extreme cases, decrease to zero. The partnerships that focus on the high-tech industry or ermerging companies normally put the funds raised from limited partners in small or mid-size banks that are more likely subject to financial instability and liquidity risks. If these small or mid-size banks fail or go bankrupt, we may suffer the loss of our investments in the parnterships. We are subject to the risk that the general partners or the management of these partnerships may act in a manner that does not serve our interests. The general operational risks, such as inadequate or failing internal control of these partnerships, may also expose our investments to risks. Furthermore, these partnerships may fail to abide by their agreements with us, for which we may have limited or no recourse. Our investees may not issue distributions, or even if they do, we may not be able to secure liquidity conveniently until we receive such distributions. Failure of our investees to perform their obligations or to achieve their expected results, or any negative publicity, whether or not substantiated, may adversely affect our reputation and brand. If any of the foregoing were to occur, our business, reputation, financial condition and results of operations could be materially and adversely affected.

Poor performance of our investments could cause a decline in our revenue and could negatively impact our ability to raise capital.

Poor performance of our investments may deter future investment in us and thereby decrease our revenue and thus have a material adverse effect on our results of operations, financial condition and cash flow. If an investee performs poorly, we will receive little or no income, or possibly losses, from any principal investment, which could adversely affect our financial position.

Our strategic investing business is subject to liquidity risks.

Certain of our investments are in the form of limited partnership interests that are not publicly traded and are subject to liquidity risks. In many cases, there may be prohibition by contract or by applicable laws from selling such limited partnership interests for a period of time or there may not be a public market for such securities. Accordingly, under certain conditions, we may be forced to either sell limited partnership interests at lower prices than we had expected to realize or defer, potentially for a considerable period of time, sales that we had planned to make. Investing in these securities can involve a high degree of risk, and we may lose some or all of the principal amount of such investments. In addition, market conditions and regulatory environment can also delay our exit and realization of investments.

The investigation process that we undertake in connection with our investments may not reveal all facts that may be relevant in connection with an investment.

Before making our investments, we conduct investigation that we deem reasonable and appropriate based on the facts and circumstances applicable to each investment opportunity. The objective of the investigation process is to identify both the attractive attributes of and risks associated with an investment. When conducting investigation, we may need to evaluate important and complex business, financial, regulatory, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, and accountants may be involved in the process in varying degrees depending on the type of investment.

When conducting investigation and assessing an investment, we rely on the resources available to us, including information from the target and, in some circumstances, third-party investigations and analysis. The information available to us in conducting investigation of our investment may be limited. Accordingly, the investigation that we carry out with respect to an investment opportunity may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating it.

In addition, investment opportunities may involve companies that have historic and/or unresolved regulatory, tax-, fraud or accounting-related investigations, audits or inquiries and/or have been subject to accusations of improper behavior (including bribery and corruption). Even specific, enhanced investigations with respect to such matters may not reveal or highlight all facts and circumstances that may be relevant to evaluating the investment opportunity and/or accurately identifying and assessing settlements, enforcement actions and judgments that could arise and have a material adverse effect on the portfolio company’s operations, financial condition, cash flow, reputation and prospects. Our investigations may not result in us making successful investments. Failure to identify risks associated with our investments could have a material adverse effect on our results of operations, financial condition and cash flow.

Volatility in the price of digital assets could cause significant fluctuation in the value of our investment and adversely affect our financial position.

Certain private partnerships we invested in focus on the blockchain industry investment. The prices of digital assets have historically been subject to dramatic fluctuations and are highly volatile. A decrease in the price of a single digital asset may cause volatility in the entire digital asset industry. Certain digital assets may become more volatile and less liquid in a very short period of time, resulting in market prices being subject to erratic and abrupt market movement, which could harm our investments. Since May 2022, market volatility in the prices of digital assets has been elevated due to a variety of factors, including, but not limited to, the macroeconomic environment (high inflation and rising interest rates) as well as the ”crypto credit crisis” brought on by the collapse and bankruptcy of a small number of key players in the sector (cryptocurrency Luna collapse, hedge fund Three Arrows Capital default on loans and filing for bankruptcy, crypto-lending platform Celsius freezing all withdraws, cryptocurrency lender Voyager Digital filing for bankruptcy, Crypto exchange FTX filing for bankruptcy among others). Certain of our investments have been negatively impacted by the market volatility in 2022 and we have provided additional impairment and loss for those investments in the year ended December 31, 2022. However, there are still uncertainties of the volatility in the price of digital assets in the future, which depend on a number of factors beyond the Company’s control and are difficult to predict. As a result, the market volatility in the prices of digital assets in the future could cause significant fluctuation in the value of our investment and adversely affect our financial position.

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

In February 2016, Shenzhen Beier Assets Management Co., Ltd., or Shenzhen Beier, was incorporated and was controlled by us as one of our VIEs. Shenzhen Beier was deregistered in March 2023 as approved by Beijing WFOE pursuant to the relevant variable interest entity agreements.

In December 2016, Xi’an Bailu Enterprise Management Co., Ltd., or Xi’an Bailu, incorporated Shenzhen Xintang Information Consulting Co., Ltd., or Shenzhen Xintang, which used Shenzhen Tangren Financing Guarantee Co., Ltd as its name at that time. Xi’an Bailu, which held 100% equity interest in Shenzhen Xintang, is ultimately controlled by Mr. Yue (Justin) Tang and two other individuals who are his business partners, while the capital contribution of Shenzhen Xintang paid by Xi’an Bailu was borrowed from Shenzhen Xiaoying. We control Shenzhen Xintang and receive the economic benefits of Shenzhen Xintang’ business operation through the VIE Agreements entered with Xi’an Bailu.

In January 2015, we incorporated Winning Financial Service Inc. under the laws of the Cayman Islands as our offshore holding company, which later changed its name to X Financial in August 2017. Subsequently, we incorporated YZT (HK) Limited as X Financial’s wholly-owned subsidiary and our intermediate holding company to facilitate financing. In October 2015, YZT (HK) Limited incorporated Xiaoying (Beijing) Information Technology Co., Ltd., or Beijing WFOE, as its wholly-owned subsidiary in the PRC, through which we obtained control over Shenzhen Xintang on a series of contractual arrangements entered into on December 9, 2022 and Beijing Ying Zhong Tong and Shenzhen Xiaoying (together with Shenzhen Xintang, the VIEs) on a series of contractual arrangements entered into on December 22, 2017, respectively. Such contractual arrangements consist of equity pledge agreements, shareholders’ voting rights proxy agreement, spousal consent letter, and exclusive business cooperation agreements, exclusive call option agreements. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Consolidated VIEs and their Shareholders” for details.In September 2018, we completed an initial public offering of 11,763,478 ADSs (including the ADSs sold upon the exercise of the over-allotment option granted to the underwriters), representing 23,526,956 Class A ordinary shares. On September 19, 2018, our ADSs were listed on the NYSE under the symbol “XYF.”

On May 31, 2021, Shenzhen Xiaoying Microcredit Co., Ltd. , or Xiaoying Microcredit, was incorporated in the PRC with online microcredit business operating license by Shenzhen Xiaoying. Shenzhen Xiaoying had completed the capital contributions of RMB1 billion to Xiaoying Microcredit by the end of November, 2021.

On May 20, 2022, Tianjin Yuexin Financing Guarantee Co., Ltd., or Tianjin Yuexin was incorporated in the PRC with financing guarantee license by Shenzhen Puhui. Shenzhen Puhui had completed the capital contributions of RMB50 million to Tianjin Yuexin.

In December 2022, with our permission, Xi’an Bailu transferred 100% equity interest in Shenzhen Xintang to Shenzhen Lelebu Information Consulting Co., Ltd, or Shenzhen Lelebu. We continue to control Shenzhen Xintang by entering new VIE Agreements with Shenzhen Lelebu on December 9, 2022.

Our corporate headquarters is located at 7-8F, Block A, Aerospace Science and Technology Plaza, No. 168, Haide Third Avenue, Nanshan District, Shenzhen, 518067, the PRC. Our telephone number at this address is +86-0755-86282977. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. We maintain a website at http://ir.xiaoyinggroup.com/ that contains information about our Company, but that information is not part of this report or incorporated by reference herein.

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

Our proven risk management and credit assessment capabilities, and the accompanying insurance/guarantee protection from third parties, enable us to attract a diversified and low-cost funding base to support our growth. Before 2020, we had both individual investors and corporate investors on our Xiaoying Wealth Management platform, a platform that was designed for investors who invested in our loan products by providing funding for such loans. We actively expanded institutional funding and achieved 100% institutional funding for the new loans facilitated by the end of the second quarter of 2020. As of December 17, 2020, the Company had repaid all the outstanding investment principal and interest to individual investors who previously made investments as a P2P investor through Xiaoying Wealth Management platform. In May 2021, we obtained a network microcredit license from the Local Financial Regulatory Bureau of Shenzhen Municipality and started online microcredit business in July 2021 by providing loans funded from own capital. Our registered capital for microcredit reached RMB1,000,000,000 by the end of November, 2021. In 2020, 4.7% of the total funding for loans we facilitated were provided by individual investors, 95.3% were provided by institutional funding partners. In 2021, 98.0% of the total funding for loans we facilitated were provided by institutional funding partners and 2.0% were provided by our own funds. In 2022, 97.3% of the total funding for loans we facilitated were provided by institutional funding partners and 2.7% were provided by our own funds. In 2020, 2021 and 2022, the overall funding cost for the loans we facilitated was 8.31%, 8.62% and 8.38% respectively.

Our business model is light in labor commitment, and we believe we manage our transaction and operating costs in an effective way. Benefiting from our superior loan product offerings, strong credit performance and accompanying insurance/guarantee protection, we continue to expand our user base primarily through referral without incurring significant sales and marketing expenses, resulting in relatively low user acquisition costs. Furthermore, our highly automated risk management system and technology infrastructure enable us to automatically facilitate a large number of transactions simultaneously. In 2020, 2021and 2022, our net revenue per employee was RMB4,798,599, RMB8,552,983 and RMB7,728,742 respectively, and our general and administrative expenses as a percentage of our total net revenues was 8.3%, 5.2% and 4.8% respectively.

We utilize data-driven and technology-empowered credit analysis. Our proprietary risk control system, WinSAFE, builds risk profiles of our prospective borrowers upon data from reputable credit information providers employed by traditional financial institutions, augmented by a variety of social and behavioral data from internet and mobile platforms not typically utilized by traditional financial institutions. Leveraging data analysis and machine learning in assessing a borrower’s value, repayment capability and propensity, we are able to offer differentiated credit limits to borrowers based on individual credit assessment result. Our rigorous data-driven credit assessment methodology has helped us to achieve a strategic balance between borrower expansion and asset quality control. In 2020, 2021 and 2022, the total loans we facilitated amounted to RMB29,676 million, RMB51,859 million and RMB73,655 million, respectively, while the delinquency rate for all outstanding loans that were 31-60 days past due decreased from 1.48% as of December 31, 2021 to 1.02% as of December 31, 2022.

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

We also partner with Baihang Credit and Pudao Credit, the only two licensed individual credit bureaus in China, which integrate, save and process the data collected from their partner companies and provide information searching and other additional services to their partner companies in return. The cooperations strengthen our credit assessment system and allow us to quickly and accurately assess the creditworthiness of borrowers, target a broader user base for financial services, and reduce the cost of risk management. According to a new regulation, loan facilitation platforms are restricted from submitting credit assessment-related personal data directly to financial institutions, and such data transfer must be conducted through a licensed credit agency. In response, we have been working closely with Baihang Credit and Pudao Credit to execute a plan to comply with the new regulation.

We generate revenues primarily from (i) the fees that we charge for our service of matching institutional funding partners with borrowers (i.e., our loan facilitation service) and for other services we provide over the lifetime of the loan (i.e., our post-origination service and guarantee service); (ii) interests from borrowers from our microcredit business and the financing fees we charges for the loans facilitated through the Consolidated Trusts and Partnerships (i.e., our financing income). We charge a service fee from the borrower indirectly through financing guarantee companies or from certain institutional funding partners directly. The financing guarantee companies charge borrowers a guarantee fee, a portion of which will be subsequently paid to us as the service fee. We cooperated with Shenzhen Xintang, our consolidated VIE, to provide guarantees for certain loan products that we facilitate in the past. As of December 31, 2022, the outstanding amount of loan products guaranteed by Shenzhen Xintang was RMB556.3 million. Shenzhen Xintang did not renew its financing guarantee license in 2022. We expect to settle the current business of Shenzhen Xintang in 2023. Shenzhen Xintang will continue to guarantee the current outstanding loan products until their terms expire, and we will cooperate with other loan products guarantor to provide guarantees for the loan products that we facilitate in the future. In 2020, our service fee rate (annualized based on original amount of loan principal) of our major loan products ranged from 0.0% to 21.4% and the service fees we charged for loan facilitation services, post-origination services and guarantee services accounted for 59.6%, 9.3% and 0.7%, respectively, of our total net revenues. In 2021, our service fee rate (annualized based on original amount of loan principal) of our major loan products ranged from 0.1% to 11.8% and the service fees we charged for loan facilitation services, post-origination services and guarantee services accounted for 70.2%, 8.7%, and 0.4%, respectively, of our total net revenues. In 2022, our service fee rate (annualized based on original amount of loan principal) of our major loan products ranged from 0.8% to 12.9% and the service fees we charged for loan facilitation services, post-origination services and guarantee services accounted for 57.4%, 10.5%, and 0.1%, respectively, of our total net revenues. In 2020, 2021 and 2022, our financing income accounted for 27.9%, 18.5% and 27.1% , respectively, of our total net revenues.

The total borrowing cost is expressed as APR, the actual annualized cost of borrowing over the term of a loan. The following table sets forth the APR range of our major loan products for the periods indicated.

	Year Ended December 31,
Loan Product	2020	2021	2022
Xiaoying Credit Loan (1)	8.00%~36.00%	8.00%~24.38%	12.95%~24.23%
Xiaoying Revolving Loan (2)	14.37%~25.27%	—	—
Loan facilitation services to other platforms (3)	4.39%	—	—

Note:

(1)	Xiaoying Credit Loan is a category of online personal credit loan products facilitated through our platform, including Xiaoying Card Loan, Xiaoying Preferred Loan and other unsecured loan products that we introduce from time to time. We ceased facilitation of Xiaoying Preferred Loan in October 2019.
(2)	Xiaoying Revolving Loan is category of products that provide borrowers with a credit limit, enabling borrowers to repay the borrowed amount at any time with an interest-free period or repay by installments. The major product under the category Xiaoying Revolving Loan is Yaoqianhua, initially named as Xiaoying Wallet when it was launched in August 2018. We have ceased the operation of Xiaoying Revolving Loan in 2020.
(3)	Different from APR used to express the total borrowing cost for our loan products, the figures set forth in the table represent the service fee range we collect from borrowers referred from other platforms for loans successfully allocated to investors or other funding sources. We have ceased to facilitate loans for other platforms in 2020.

Our total net revenue was RMB2,193.0 million in 2020, RMB3,626.5 million in 2021 and RMB3,563.0 million (US$516.6 million) in 2022. We had a net income of RMB825.4 million in 2021 and RMB812.0 million (US$117.7 million) in 2022.

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

Our differentiated loan products suite addresses the financing needs of our target prime borrower segments. Xiaoying Credit Loan is our main category of loan products, which consists of Xiaoying Card Loan catering to the young consumers, Xiaoying Preferred Loan catering to small business owners and other unsecured loan products that we introduce from time to time. Xiaoying Revolving Loan mainly consists of Yaoqianhua (initially named as Xiaoying Wallet) catering to online purchasing users. Xiaoying Housing Loan caters to the property owners. Our Xiaoying Credit Loan and Xiaoying Revolving Loan are unsecured loan products and our Xiaoying Housing Loan is a secured loan product. We ceased facilitation of Xiaoying Preferred Loan and Xiaoying Housing Loan in 2019. And we ceased facilitation of Xiaoying Revolving Loan and loan facilitation for other platforms in 2020. In 2021 and 2022, we focus on our flagship product, Xiaoying Card Loan, which offers borrowers a combination of small credit line and attractive APR in China.

We facilitated loans to 10,276,021 active borrowers, each of whom made at least one transaction on our platform during the period from the commencement of our loan facilitation business to December 31, 2022. The number of our active borrowers increased from1,663,737 in 2020 to 2,371,537 in 2021 and then further increased to 3,326,774 in 2022. The amount of loans we facilitated to borrowers increased from RMB29,676 million in 2020 to RMB51,859 million in 2021 and then further increased to RMB73,655 million in 2022. The table below sets forth the breakdown of loan facilitation amount by product for the periods indicated.

	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2020		2021		2022
	RMB in		RMB in		RMB in
Loan Product	millions	%	millions	%	millions	%
Xiaoying Credit Loan (1)	24,057	81.1%	51,859	100%	73,526	99.8%
Xiaoying Revolving Loan (2)	5,618	18.9%	N/A	N/A	N/A	N/A
Loan facilitation services to other platforms (3)	1	0.0%	N/A	N/A	N/A	N/A
Others	—	—	—	—	129	0.02%
Total	29,676	100.0%	51,859	100%	73,655	100%

Notes:

(1)	The data set forth herein includes Xiaoying Card Loan, Xiaoying Preferred Loan and other unsecured loan products that we operated. Xiaoying Card Loan was launched in December 2016. Xiaoying Preferred Loan was launched in November 2015 and was ceased in October 2019.
(2)	The major product under the category Xiaoying Revolving Loan is Yaoqianhua, initially named as Xiaoying Wallet when it was launched in August 2018. We ceased the operation of Yaoqianhua in December 2020.
(3)	We started to provide loan facilitation services to other platforms in December 2015. We have ceased to facilitate loans for other platforms in 2020.

Loans that are delinquent for more than 60 days are charged-off and excluded in the outstanding balance, except for Xiaoying Housing Loan. As Xiaoying Housing Loan is a secured loan product and we are entitled to payment by exercising our rights to the collaterals, we do not exclude Xiaoying Housing loan delinquent for more 60 days in the outstanding loan balance. The outstanding balance of loans we facilitated to borrowers increased from RMB13.2 billion as of December 31, 2020 to RMB24.9 billion as of December 31, 2021 and then further increased to RMB38.0 billion as of December 31, 2022. The table below sets forth the breakdown of outstanding loan balance by product as of the dates indicated.

	As of December 31,		As of December 31,		As of December 31,
	2020		2021		2022
	RMB		RMB		RMB
Loan Product	in millions	%	in millions	%	in millions	%
Xiaoying Credit Loan	12,714	96.2%	24,864	99.8%	37,892	99.7%
Xiaoying Revolving Loan	399	3.0%	0	0.0%	N/A	N/A
Xiaoying Housing Loan	105	0.8%	48	0.2%	40	0.1%
Others	—	—	—	—	60	0.2%
Total	13,218	100.0%	24,912	100%	37,992	100%

To make the outstanding loan balance comparable to our peers, we also present the outstanding loan balance excluding loans overdue more than 180 days, except for Xiaoying Housing Loan. The outstanding balance of loans we facilitated to borrowers increased from RMB13.7 billion as of December 31, 2020 to RMB25.9 billion as of December 31, 2021 and then further increased to RMB39.1 billion as of December 31, 2022. The table below sets forth the breakdown of outstanding loan balance by product as of the dates indicated.

	As of December 31,		As of December 31,		As of December 31,
	2020		2021		2022
	RMB		RMB		RMB
Loan Product	in millions	%	in millions	%	in millions	%
Xiaoying Credit Loan	13,075	95.7%	25,859	99.8%	38,958	99.7%
Xiaoying Revolving Loan	482	3.5%	1	0.0%	N/A	N/A
Xiaoying Housing Loan	105	0.8%	48	0.2%	40	0.1%
Others	—	—	—	—	62	0.2%
Total	13,662	100.0%	25,908	100%	39,060	100%

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

Products

We offer Xiaoying card loan in amounts ranging from RMB1,000 to RMB50,000 with terms of three, six, nine and twelve installments. Borrowers usually repay the principal and interest accrued based on the original principal amount in equal monthly installments, provided that, prior to December 7, 2017, we deducted part of the service fees from the loan principal in advance and received the remaining service fees paid by borrowers in equal monthly installments. In October 2017, we introduced a new loan product “Xiaoying Professional Loan” to credit card holders who have been assigned with the highest credit grade by our risk management system and require long-term liquidity and large-amount capital. Xiaoying Professional Loan has a term of one to three years. Borrowers of this product can repay at any time after three months of origination and all monthly service fees for the remaining period is waived upon termination. We started to operate and manage Xiaoying Professional Loan under Xiaoying Card Loan since January 1, 2018. We have ceased the facilitation of Xiaoying Preferred Loan and the outstanding balance of Xiaoying Professional Loan we facilitated to borrowers was nil as of December 31, 2022. In 2020, 2021 and 2022, the average APR of Xiaoying Card Loan paid by borrowers was 21.9%, 19.34% and 17.58%.

We facilitated 2,462,468 loans, 4,926,629 loans and 6,217,145 loans for Xiaoying Card Loans in 2020, 2021 and 2022, respectively. The total loan amount of Xiaoying Card Loan we facilitated increased from RMB23,841 million in 2020 to RMB51,859 million in 2021 and then further increased to RMB73,526 million in 2022. The average loan amount per transaction was RMB9,682 in 2020, RMB10,526 in 2021 and RMB11,826 in 2022. The outstanding balance of Xiaoying Card Loan we facilitated to borrowers increased from RMB12,615 million as of December 31, 2020 to RMB24,864 million as of December 31, 2021 and further increased to RMB37,892 milliom as of December 31, 2022.

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

Xiaoying Revolving Loan

In August 2018, we introduced Xiaoying Revolving Loan (mainly including Yaoqianhua, which was previously named as Xiaoying Wallet), which is an evolving loan product for online purchases and mobile payments. Borrowers are able to use Xiaoying Revolving Loan to have a credit limit, and they can repay the borrowed amount at any time, enjoying an interest-free period of up to 7 or 32 days depending on a user’s rating. Borrowers are also able to choose to repay by 3, 6, 10 or 11 monthly installments through Xiaoying Revolving Loan. We ceased the operation of Yaoqianhua in December 2020 and currently we do not have any other new loan products under the category of Xiaoying Revolving Loan. We facilitated 13,357,630 loans of Xiaoying Revolving Loan in 2020. The outstanding balance of Xiaoying Revolving Loan we facilitated to borrowers decreased from RMB399 million as of December 31, 2020 to RMB0.01 million as of December 31, 2021 and further decreased to nil as of December 31, 2022.

Xiaoying Housing Loan

In July 2015, we started to facilitate Xiaoying Housing Loan, a home equity loan product secured by properties owned by borrowers. Xiaoying Housing Loan’s target borrowers are primarily small business owners holding properties with short-term liquidity and capital needs for daily operations and consumption. Since February 2019, we have strategically ceased the facilitation of Xiaoying Housing Loan due to the time-consuming foreclosure process of underlying collateral for defaulted loans. We do not charged-off and exclude Xiaoying Housing loan delinquent for more 60 days in the outstanding loan balance, as Xiaoying Housing Loan is a secured loan product and we are entitled to payment by exercising our rights to the collaterals. The outstanding balance of Xiaoying Housing Loan we facilitated to borrowers decreased from RMB105 million as of December 31, 2020 to RMB48 million as of December 31, 2021 and further decreased to RMB40 million as of December 31, 2022. Borrowers of Xiaoying Housing Loan entered into an entrusted guarantee agreement and a security agreement with Shenzhen Xintang under which the borrower payed fees to Shenzhen Xintang for providing guarantee to the investor or institutional funding partners of Xiaoying Housing Loan and established mortgage in its real properties as a security for Shenzhen Xintang’s guarantee services. The guarantee related to the default of the outstanding balance of Xiaoying Housing Loan were all settled by the end of the first quarter of 2020.

Loan Facilitation Services to Other Platforms

In December 2015, we started to cooperate with selected financial technology companies and facilitate loan products designed by them to their referred borrowers. Such loans have terms primarily ranging from one to three months. Through such cooperation, we have expanded our borrower acquisition channels. We have ceased to facilitate loans for other platforms since the second half of 2020. We required the selected financial technology companies to pay us a deposit as a credit enhancement, and the outstanding balance of the deposit that we received from them was RMB19.7 million as of December 31, 2022. The remaining balance of the deposit will be released upon expiry of the co-operation agreements or newly signed settlement agreement.

Our Investors and Institutional Funding Partners

We used to provide investment products to individual investors on our Xiaoying Wealth Management platform. Since early 2019, the Company began the transformation of its business model from a P2P platform to a platform that focuses on the facilitation of its institutional funding partners to provide loans to borrowers. The change was initiated primarily in response to the rapidly evolving regulations in China, including requirements to reduce loan balance, investor count and fees for the P2P business. We ceased accepting new investment in our loan products from individual investors on the Xiaoying Wealth Management platform at the end of 2019 and achieved 100% institutional funding for the new loans facilitated by the end of the second quarter of 2020. In December 2020, we fully repaid the investment principals and interest to all of the individual investors who invested in our loan products on the Xiaoying Wealth Management platform. Individual investors are still able to purchase other financial products, including money market products and insurance products, on our Xiaoying Wealth Management platform. In May 2021, we obtained a network microcredit license from the Local Financial Regulatory Bureau of Shenzhen Municipality and started online microcredit business in July 2021. In 2020, 4.7% of the total funding for loans we facilitated were provided by individual investors, 95.3% were provided by institutional funding partners. In 2021, 98.0% of the total funding for loans we facilitated were provided by institutional funding partners and 2.0% were provided by our own capital. In 2022, 97.3% of the total funding for loans we facilitated were provided by institutional funding partners and 2.7% were provided by our own capital.

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

In light of the regulatory update, we have reviewed and adjusted our cooperation with banking financial institution partners, such as suspending certain cooperation, to better comply with these regulatory requirements. We ceased the online intermediary model in April 2017. We gradually reduced the volume of loans facilitated through the offline intermediary model with funding from banking financial institution partners after December 31, 2017 due to regulatory requirement and completely ceased such operations in February 2018. We continue the operations through the offline intermediary model with funding from other partners to the extent permitted under applicable laws and regulations. Those institutional funding partners may invest their funds in the loans facilitated under direct model and/or intermediary model, depending on their investment strategies.

Our Partnership with Financial Institutional Cooperators

We have established in-depth cooperation with ZhongAn who provides credit insurance to protect funding providers against default for both the principal and interest. We monitor ZhongAn’s financial condition and credit quality periodically through public information disclosed as required by PRC regulatory authorities since its establishment in October 2013 and by Hong Kong Stock Exchange since its listing in September 2017. As disclosed in ZhongAn’s 2022 annual report and 2021 annual report, ZhongAn’s comprehensive solvency margin ratio was 560%, 472% and 299% as of December 31, 2020, 2021 and 2022, respectively. 6.66% of our outstanding loans were covered by the credit insurance products provided by ZhongAn as of December 31, 2022.

We have also established cooperation with high-quality financing guarantee companies who provide guarantee services to protect institutional funding partners from losses. Substantially all of them have at least AA+ credit rating issued by rating companies including China Lianhe Credit Rating Co., Ltd., China Chengxin Credit Management Co., Ltd.,Shenzhen Lianhe Credit Information Service Co., Ltd and Fujian China Chengxin Credit Rating Consulting Co., Ltd. Our financing guarantee partners provide guarantee services covering both the North China and South China areas, most of which have a registered capital of more than RMB1 billion. 81.74% of our outstanding loans were covered by the guarantee services provided by external financing guarantee companies as of December, 2022.

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

From September 2017, we revised the arrangement with ZhongAn. Starting from 2020, we enter into a series of arrangements with various external financing guarantee companies, which is similar to the revised arrangement with ZhongAn. We cooperated with Shenzhen Xintang, our consolidated VIE, to provide guarantees for certain loan products that we facilitate in the past according to these arrangements. As of December 31, 2022, the outstanding amount of loan products guaranteed by Shenzhen Xintang was RMB556.3 million. Shenzhen Xintang did not renew its financing guarantee license in 2022. We expect to settle the current business of Shenzhen Xintang in 2023. Shenzhen Xintang will continue to guarantee the current outstanding loan products until their terms expire, and we will cooperate with other loan products guarantor to provide guarantees for the loan products that we facilitate in the future. Shenzhen Xintang will compensate those financial institutional partners for the amount they had paid under investors’ claims arising from defaults by borrowers; however, Shenzhen Xintang’s compensation obligation shall not exceed the pre-agreed Cap. The arrangements also clarify that in case of any adjustment to the guarantee service fee rate Shenzhen Xintang collectible from borrowers, the total guarantee service fees Shenzhen Xintang collectible from all borrowers will change accordingly and the upper limit of Shenzhen Xintang’s compensation obligation will also change in accordance with such adjustment.

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

Users Service

To better serve our users, we have independently developed a comprehensive user service system. We provide user service from 9:00 a.m. to 6:00 p.m. every day through our user service hotline, 24/7 artificial intelligence customer service and human customer service from 9:00 a.m. to 7:00 p.m. every day through our website, mobile applications and WeChat public account. Our user service personnel are responsible for answering calls for our user service hotlines, responding to queries in emails, as well as providing online user service support. To monitor the quality of our user services, each inquiry made by our users will be recorded and reviewed on a selective basis.

Intellectual Property

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We have registered 325 trademarks in the PRC and 3 trademarks under application in the PRC. We are the registered holder of 163 domain names. We also have 74 copyrights for our proprietary techniques in connection with our systems. We have registered 6 patents in the PRC and 9 patents under application in the PRC.

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

YTZ (HK) Limited entered into a second amended and restated limited partnership agreement dated March 15, 2021, for subscribing certain limited partnership interests in IOSG Fund II LP, a limited partnership governed under the laws of the Cayman Islands and managed by IOSG Pted Ltd. focusing on the blockchain industry investment with its long-term value investment strategy and research-driven process. Pursuant to the agreement, we committed to invest US$3 million to the partnership. As a limited partner, we do not have ability to take in the control or management of the affairs or the conduct of the business of the partnership.

YTZ (HK) Limited entered into a subscription agreement dated January 28, 2022, and an amended and restated exempted limited partnership agreement dated January 28, 2022, for subscribing certain limited partnership interests in Dragonfly Ventrues III Feeder, L.P., a limited partnership governed under the laws of the Cayman Islands and managed by Dragonfly GP III, LLC. Pursuant to the agreement, we committed to invest US$10 million to the partnership. As a limited partner, we do not have ability to take in the control or management of the affairs or the conduct of the business of the partnership.

YTZ (HK) Limited entered into a subscription agreement dated February 23, 2022, and an amended and restated exempted limited partnership agreement dated January 28, 2022, for subscribing certain limited partnership interests in Dragonfly HF (Parallel) L.P., a limited partnership governed under the laws of the Cayman Islands and managed by Dragonfly GP III, LLC. Pursuant to the agreement, we committed to invest US$3 million to the partnership. As a limited partner, we do not have ability to take in the control or management of the affairs or the conduct of the business of the partnership.

YTZ (HK) Limited entered into a subscription agreement dated May 15, 2022, for subscribing US$5 million convertible notes in C Sqaured Ventures, a company governed under the laws of the Cayman Islands. The notes are convertible into class B ordinary shares of C Sqaured Ventures.

In 2021, Shenzhen Ying Ai Gou Trading Co., Ltd. (“Shenzhen Ying Ai Gou”), a wholly-owned subsidiary of Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd. (“Beijing Ying Zhong Tong”), one of our VIEs, entered into a share purchase agreement with Shenzhen SUNHOPE Investment Development Co., Ltd, a PRC company (“SUNHOPE”), and Shenyang Tianxinhao Technology Limited, a PRC company (“Tianxinhao”) which is a wholly-owned subsidiary of SUNHOPE. Pursuant to the agreement, Shenzhen Ying Ai Gou acquired 45% issued and outstanding shares of Tianxinhao from SUNHOPE for approximately RMB315 million. After the closing of this acquisition, Shenzhen Ying Ai Gou owned 12.6% of issued and outstanding shares of Newup Bank of Liaoning, a PRC company and non-state-owned bank (“Newup Bank”), through Tianxinhao. As an indirect minority shareholder of Newup Bank, we do not have ability to take in the control or management of the affairs or the conduct of the business of Newup Bank.

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

Investment activities in the PRC by foreign investors are governed by the Catalog of Industries for Encouraging Foreign Investment, or the Catalog, which became effective on January 27, 2021, and the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List promulgated by the MOC, which became effective on July 23, 2020 and has been amended from time to time by the MOC and the National Development and Reform Commission. It sets out the industries in which foreign investments are prohibited or restricted. Foreign investors will not make investments in prohibited industries, while must satisfy certain conditions stipulated in the Negative List for investment in restricted industries. According to the Negative List, the proportion of foreign investment in entities engaged in value-added telecommunication services (excluding e-commerce, domestic multi-party communications services, store-and-forward services, and call center services) shall not exceed 50%. The most updated Negative List, issued on December 27, 2021 and became effective on January 1, 2022, stipulates that any PRC domestic enterprise engaging in the fields prohibited by the Negative List shall obtain the consent of the relevant competent PRC authorities for overseas listing, and the foreign investors shall not participate in the operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise shall be subject to the relevant administrative provisions of PRC domestic securities investment by foreign investors. Such Negative List does not further elaborate whether existing overseas listed enterprise will be subject to such requirements. The staff of the NDRC addressed in an interview on December 27, 2021 that certain existing overseas listed enterprises whose foreign investors’ shareholding percentage exceed the aforementioned threshold are not required to make adjustment or deduction.

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

The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) , which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, require foreign-invested value-added telecommunications enterprises in China to be established as Sino-foreign equity joint ventures with the foreign investors owning no more than 50% of the equity interests of such enterprise. In addition, the main foreign investor who invests in a foreign-invested value-added telecommunications enterprises operating the value-added telecommunications business in China must demonstrate a good track record and sound experience in operating a value-added telecommunications business, provided that qualified foreign investors must obtain prior approvals from the MIIT and the MOFCOM or their authorized local counterparts, for its commencement of value-added telecommunication business in China. However, on March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses is deleted.

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

On July 3, 2017, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses , under which, a commercial operator of value-added telecommunications services must first obtain the VATS License, from the MIIT or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites may be ordered to close.

On August 17, 2016, the China Banking Regulatory Commission, or the CBRC (one of the predecessors of the CBIRC), the MIIT, the Ministry of Public Security and the State Internet Information Office jointly issued the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries , or the Interim Measures. Pursuant to the Interim Measures, online lending information service providers shall apply for VATS License in accordance with relevant rules issued by competent telecommunication authority after completing the filing records to local financial regulators. However, the relevant implementation rules regarding such filing is yet to be issued therefore currently we are not able to make the necessary filing and then to apply for the VATS License. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We may be required to obtain or reapply for additional value-added telecommunication business licenses.”

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

On September 7, 2020, the CBIRC issued the Circular on Strengthening the Supervision and Administration of Microcredit Companies, or the Microcredit Circular. The Microcredit Circular provides that the microcredit companies shall mainly operate the lending business and shall act in accordance with the requirements regarding the loan concentration, loan purposes, fund management, debt collection and disclosure. Local authorities shall enhance supervision and administration of the establishment of the microcredit companies and suspend newly-incorporated microcredit companies from engaging in the Internet microcredit business and other inter-provincial business.

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

We have adopted and implemented various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. However, our policies and procedures may not be completely effective in preventing other parties from using us for money laundering without our knowledge. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Any failure by us, institutional funding partners or payment service providers to comply with applicable anti-money laundering and anti-terrorist financing laws and regulations could damage our reputation, expose us to significant penalties, and decrease our revenues and profitability.”

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

To further clarify the criminal charges and punishments relating to illegal public fund-raising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, or the Illegal Fund-Raising Judicial Interpretations, which came into force in January 2011 and was amended on March 1, 2022. The Illegal Fund-Raising Judicial Interpretations provide that a public fund-raising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law, if it meets all the following four criteria: (i) the fund-raising has not been licensed by the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fundraising carries out public promotional activities via such channels as the Internet, media, promotion meetings, leafleting and phone message; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, property in kind and other forms; and (iv) the fund-raising targets the general public as opposed to specific individuals. Pursuant to the Illegal Fund-Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB1,000,000, (ii) with over 150 fund-raising targets involved, or (iii) with the direct economic loss caused to fund-raising targets exceeding RMB500,000, or if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form with the amount of deposits involved exceeding RMB500,000, or with the direct economic loss caused to fund-raising targets exceeding RMB250,000 and falls under any of the following circumstances: (I) where such entity has been criminally prosecuted due to illegal fund-raising; (II) where such entity has been subject to any administrative penalty due to any illegal fund-raising within two years; and (III) where there is baneful influences to the public or have led to other severe consequences.

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

Regulations on Mobile Internet Applications Information Services

Mobile Internet applications and the Internet application store are especially regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, which was promulgated by the Cyberspace Administration of China or the CAC on June 28, 2016 and entered into force on August 1, 2016 and was amended on June 14, 2022. The APP Provisions regulate the APP information service providers and the Internet application store service providers, while the CAC and local offices of cyberspace administration shall be responsible for the supervision and administration of nationwide or local APP information respectively. The APP information service providers shall acquire relevant qualifications required by laws and regulations and implement the information security management responsibilities strictly and fulfill their obligations provided by the APP Provisions.

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

On July 7, 2022, the CAC published the Outbound Data Transfer Security Assessment Measures that took effect on September 1, 2022 and outline the potential security assessment process for outbound data transfer. Under the Outbound Data Transfer Security Assessment Measures, data processors that provide important data and personal information outbound that are collected or produced through operations within the territory of the PRC, where a security assessment shall be conducted according to the law, shall apply to the provisions of these Measures. Under the Outbound Data Transfer Security Assessment Measures, data processors providing outbound data shall apply for outbound data transfer security assessment with the CAC in any of the following circumstances: (i) where a data processor provides important data abroad; (ii) where a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year; and (iv) other circumstances prescribed by the CAC for which declaration for security assessment for outbound data transfers is required. The Outbound Data Transfer Security Assessment Measures also provide procedures for security assessment and submissions, important factors to be considered in conducting assessment, and legal liabilities of a data processor for failure to apply for assessment.

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

On August 20, 2021, the SCNP Congress promulgated the PRC Personal Information Protection Law, or the Personal Information Protection Law, which took effect on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where it is necessary for personal information to be provided by a personal information processor to a recipient outside the territory of the PRC due to any business need or any other need, a security assessment organized by the national cyberspace authority shall be passed.

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

On September 17, 2021, the CAC, together with eight other government authoritiesjointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services. On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly promulgated the Administrative Provisions on Internet Information Service Algorithm-Based Recommendation, which took effect on March 1, 2022. The Administrative Provisions on Internet Information Service Algorithm-Based Recommendation, among others, (i) implement classification and hierarchical management for algorithm-based recommendation service providers based on various criteria, (ii) require algorithm-based recommendation service providers to inform users of their provision of algorithm-based recommendation services in a conspicuous manner, and publicize the basic principles, purpose intentions, and main operating mechanisms of algorithm-based recommendation services in an appropriate manner, and (iii) require such service providers to provide users with options that are not specific to their personal profiles, or convenient options to cancel algommendation services.

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

The minimum registered capital of an insurance broker company whose business area is not limited to the province in which it is registered is RMB50 million while the minimum registered capital of an insurance broker whose business area is limited to its place of registration is RMB10 million. However, on October 28, 2021, CBIRC promulgated the Implementation Measures for Administrative Licensing and Filing of Insurance Intermediaries, which took effect on February 1, 2022,according to which, the registered capital of regional insurance brokers has been changed to RMB20 million yuan.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, together with five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that directly or indirectly seek to offer or list their securities overseas are required to fulfil the filing procedure with the CSRC and report relevant information to the CSRC. Specifically, the overseas securities offering and listing of any issuer will be deemed as indirect overseas offering by PRC domestic companies if the following conditions are met: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by PRC domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where a PRC domestic company fails to fulfill the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such PRC domestic company may be subject to administrative penalties such as order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties such as warnings and fines.In addition, pursuant to the Trial Measures, an overseas offering and listing of the securities of a PRC domestic company is prohibited under any of the following circumstances, if (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the PRC domestic companies intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the PRC domestic companies intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no clear conclusion has yet been made thereof; or (v) there are material ownership disputes over equity interests held by the PRC domestic companies’ controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which took effect on March 31, 2023. Pursuant to the Archives Rules, PRC domestic companies that seek overseas offering and listing shall strictly abide by applicable laws and regulations of the PRC and the Archives Rules, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Furthermore, a PRC domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant indivuduals or entities including securities companies, seceurities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, a PRC domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Archives Rules also stipulate that a PRC domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations.

Regulations Related to Anti-Monopoly

The Anti-Monopoly Law took effect on August 1, 2008. Before the institutional reform plan of the State Council approved by the National People’s Congress on March 17, 2018, or the 2018 Institutional Reform Plan, the National Development and Reform Commission, or the NDRC, the SAIC, and the MOFCOM were the three PRC anti-monopoly enforcement authorities and the NDRC and the SAIC, had in recent years strengthened enforcement actions, including levying significant fines, with respect to cartel activity as well as abusive behavior of companies having market dominance. According to the 2018 Institutional Reform Plan, the anti-monopoly functions performed by the NDRC, the SAIC, and the MOFCOM were consolidated into the SAMR, which may place a profound impact on the PRC anti-monopoly law enforcement practice.

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

The Anti-Monopoly Law also provides a private right of action for competitors or users to bring anti-monopoly claims against companies. In recent years, an increased number of companies have been exercising their right to seek relief under the Anti-Monopoly Law. As public awareness of the rights under the Anti-Monopoly Law increases, more companies, including our competitors, business partners and customers, may resort to the remedies under the law to improve their competitive position, regardless of the merits of their claims. On June 24, 2022, the Decision of the Standing Committee of the National People’s Congress to Amend the Anti-Monopoly Law of the People’s Republic of China, or the Decision to Amend the Anti-Monopoly Law, was adopted and became effective on August 1, 2022. The Decision to Amend the Anti-Monopoly Law strengthens the regulation on the internet platforms, requiring that undertakings shall not use data and algorithms, technologies, capital advantages, platform rules, and other means to engage in monopolistic conduct; and also escalates in full scale the administrative penalties for monopolistic conducts, for the failure to notify the anti-monopoly agencies on the proposed concentration of undertakings, the State Council Anti-Monopoly Enforcement Agency may order to reinstate the original status prior to the concentration and impose a fine up to ten percent of the operator’s last year’s sales revenue, provided that the concentration of undertakings has or may have an effect on excluding or limiting competition; if the concentration does not have the effect on excluding or limiting competition, a fine up to RMB5,000,000 may be imposed on operators. Since such provisions are relatively new, uncertain still remains as to the interpretation and implementation of such laws and regulations.

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

4.C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report. It omits certain entities that are immaterial to our results of operations, business and financial condition and also omits certain trusts and limited partnership enterprises we consolidate (see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Critical Accounting Policies, Judgments and Estimates, Consolidated Trusts, Consolidated Partnerships”). The relationships between, on the one hand, each of Beijing Ying Zhong Tong, Shenzhen Xintang, and Shenzhen Xiaoying, and on the other, Beijing WFOE as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership. Shenzhen Beier Assets Management Co., Ltd., or Shenzhen Beier, one of Company’s variable interest entity was dissolved in March 2023 during our reorginaization and had no operation since its establishment in February 2016. The dissolvement has been approved by Beijing WFOE pursuant to the relevant variable interest entity agreements.

(1)	In December 2017, Beijing WFOE acquired 100% of the equity interest held by Shenzhen Xiaoying in Shenzhen Xiaoying Puhui Technology Co., Ltd. and Shenzhen Xiaoying Information Technology Co., Ltd.
(2)	Mr. Yue (Justin) Tang, Mr. Baoguo Zhu and entities controlled by Mr. Yue (Justin) Tang hold 42.9838%, 11.3381% and 45.6781% of equity interest in Shenzhen Xiaoying, respectively.
(3)	Shenzhen Lelebu holds 100% equity interest in Shenzhen Xintang.
(4)	Mr. Yue (Justin) Tang and Mrs. Jing Sun holds 51% and 49% of the equity interest in Beijing Ying Zhong Tong, respectively.

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

●	the ownership structure of the VIEs currently are in compliance with PRC laws or regulations currently in effect; and
●	the contractual arrangements among the VIEs and the shareholders of the VIEs, governed by PRC law currently are valid and binding under PRC law, and will not result in any violation of applicable PRC laws or regulations currently in effect, except that the pledge of equity in Shenzhen Xintang would not be deemed validly created until it is registered with the competent administration for market regulation, and we may not be able to register the pledge of equity in Shenzhen Xintang, in which case we must rely on the equity pledge agreement to enforce the pledge.

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiaries, the VIEs and the shareholder(s) of the VIEs and their spouses.

Agreements that provide us with effective control over the VIEs

Shareholders’ Voting Rights Proxy Agreements. Pursuant to the Shareholders’ Voting Right Proxy Agreements among Beijing WFOE, each of the VIEs and the shareholders of each of the VIEs. These shareholders irrevocably authorize Beijing WFOE or any person(s) designated by Beijing WFOE to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of the VIEs, including, but not limited to, the right to convene shareholders’ meetings, vote and sign any resolution as a shareholder, appoint directors and other senior executives to be appointed and removed by the shareholder, the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder, and other shareholders voting rights permitted by the Articles of Association of each VIE. For the agreements among Beijing WFOE, each of the VIEs and their shareholders, the power of attorney will remain in force for ten years. Unless a thirty-day notice is given by Beijing WFOE, these agreements shall be automatically renewed for another one year upon the expiration.

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

Equity Pledge Agreements. Pursuant to the Equity Pledge Agreements among Beijing WFOE, each of the VIEs and the shareholders of each of the VIEs, those shareholders have pledged 100% equity interest in the VIEs to Beijing WFOE to guarantee the performance by the VIEs and its shareholders of their obligations under the Shareholders’ Voting Rights Proxy Agreements, the Equity Pledge Agreements and the Exclusive Business Corporation Agreements. If the VIEs or those shareholders breach their contractual obligations under these agreements, Beijing WFOE, as pledgee, will have the right to dispose of the pledged equity interests in the VIEs and will have priority in receiving the proceeds from such disposal. Those shareholders also agree that, unless the contractual obligations as defined in the Equity Pledge Agreements are fully performed by them or the secured debts under the Equity Pledge Agreements are paid in full (whichever later), they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. We have completed the registration of the pledge of equity interests in Beijing Ying Zhong Tong and Shenzhen Xiaoying with the competent administration for market regulation. As of the date of this annual report, the pledge of equity interest in Shenzhen Xintang has not been registered with the competent administration for market regulation and we may not be able to register the pledge of equity in Shenzhen Xintang.

Agreements that allow us to receive economic benefits from the VIEs

Exclusive Business Cooperation Agreements. Pursuant to the Exclusive Business Cooperation Agreements among Beijing WFOE and each of the VIEs, Beijing WFOE or its designated person has the exclusive right to provide the VIEs with technical support, consulting and other services in return for fees based on 100% total consolidated profit of the VIEs after making up any cumulative loss (if any) of the VIEs and its affiliated companies and setting of the working capital, operational costs, taxes and other statutory contributions required. Without Beijing WFOE’s prior written consent, the VIEs may not accept any services subject to these agreements from any third party. Beijing WFOE has the right to determine the service fee to be charged to the VIEs under these agreements by considering, among other things, the complexity of the services, the time that may be spent for providing such services, as well as the commercial value and specific content of the service provided. Beijing WFOE will have the exclusive ownership of all intellectual property rights created as a result of the performance of these agreements. For the agreements between Beijing WFOE and each of the VIEs, unless Beijing WFOE terminates these agreements in advance, these agreements will remain effective for ten years. Unless agreed by both parties in writing, these agreements shall be automatically renewed for another ten year upon its expiration.

Agreements that provide us with the option to purchase the equity interests in the VIEs

Exclusive Call Option Agreements. Pursuant to the Exclusive Call Option Agreements among Beijing WFOE, each of the VIEs and their shareholders, their shareholders irrevocably granted Beijing WFOE or any third party designated by Beijing WFOE an exclusive option to purchase all or part of their equity interests in the VIEs at the lowest price permitted by applicable PRC laws. Those shareholders further undertake that they will neither create any pledge or encumbrance on their equity interests in the VIEs, nor transfer, gift or otherwise dispose of their equity interests in the VIEs to any person other than Beijing WFOE or its designated third party. Without Beijing WFOE or its designated third party’s prior written consent, those shareholders agree not to, among other things, amend its articles of association, increase or decrease the registered capital, permit the VIEs to enter into transactions which materially and adversely affect the VIEs’ assets, liabilities, business operations, equity interests and other legal interests, or merge with any other entities or make any investments, or distribute dividends. For the agreements among Beijing WFOE, each of the VIEs and their shareholders, these agreements will remain effective for ten years. Unless notified by Beijing WFOE, the parties to these agreements shall extend the term of these agreements for another ten years.

4.D. Property, Plant and Equipment

Our corporate headquarters are located in Shenzhen, where we lease an area of approximately 5,074 square meters as of the date of this annual report. We also lease office space of approximately 2,800 square meters in Beijing and office space of approximately 807 square meters in Shanghai. We lease our premises from third parties under operating lease agreements. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

Our results of operations were adversely affected by the COVID-19 especially during the first half year of 2020. In the early onset of the third quarter of 2020, our business was already on track for a steady recovery and our business operation has returned to the pre-COVID-19 pandemic level. In 2021 and 2022, our operational and financial results continued to show progress against our strategic objectives. In 2020, 2021 and 2022, the total loans we facilitated amounted to RMB29,676 million, RMB51,859 million and RMB73,655 million, respectively. Our delinquency rate for all outstanding loans that were 31-60 days past due increased from 0.79% as of December 31, 2020 to 1.48% as of December 31, 2021, and then decreased to 1.02% as of December 31, 2022.

In January, 2023, China officially started to manage COVID-19 as a Class-B infectious disease. The implementation of Class-B management of COVID-19 emphasizes more scientific, precise and efficient epidemic prevention and minimizes its disruptions in the economy and society. As many of the COVID-19 prevention measures had been lifted, the economy continues its rebound from the pandemic. However, the potential impact brought by and the duration of the COVID-19 outbreak are difficult to assess or predict and the full impact of the virus on our operations will depend on many factors beyond our control. We have provided additional credit losses for accounts receivable and contract assets, other current assets and loans receivables in the year ended December 31, 2020, 2021 and 2022, due to the impact of COVID-19, other economic conditions and other factors. There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of COVID-19, possibility of another wave in China, the development and progress of distribution of COVID-19 vaccine and other medical treatment, the potential change in user behavior, especially on internet usage due to the prolonged impact of COVID-19, the actions taken by government authorities, particularly to contain the outbreak, stimulate the economy to improve business condition, almost all of which are beyond the Company’s control. As a result, certain of our estimates and assumptions, including the allowance for credit losses, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to our current estimates in future periods.

As of December 31, 2021 and 2022, we had cash and cash equivalents of RMB584.8 million and RMB602.3 million (US$87.3 million), respectively. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty.

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

Size of Borrower Base and Engagement

Our revenues are dependent on our ability to acquire new borrowers and retain existing borrowers. The size of our borrower base directly affects the total amount of loans we facilitate and in turn the service fees that we collect. The number of active borrowers on our platform increased from 1,663,737 borrowers in 2020 to 2,371,537 borrowers in 2021, and then further increased to 3,326,774 borrowers in 2022, of which 1,000,714 or 60.1% , 1,543,794 or 65.1% , and 2,100,641 or 63.1% were new borrowers, respectively. In 2020, 2021 and 2022, we have facilitated RMB29,676 million, RMB51,859 million and RMB73,655 million of loans on our platform, respectively. We are a leading player in the online personal finance industry. To date, we rely on attractive fee rates, products and services to acquire new borrowers. We also utilize various marketing efforts to attract and retain borrowers. Our new borrower acquisition cost of each borrower for our loan products was RMB366 in 2020, RMB401 in 2021 and RMB368 in 2022. A change in our ability to attract or retain borrowers, or a change in the acquisition cost of such borrowers, may potentially affect our revenue and profitability.

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

Ability to Maintain Effective Risk Management

Our ability to effectively assess the credit risk of borrowers and classify borrowers into appropriate risk profiles impacts our ability to attract and retain borrowers and institutional funding partners, both of which directly relate to users’ confidence in our platform. The delinquency rate for all outstanding loans on our platform that were 31-60 days past due increased from 0.79% as of December 31, 2020 to 1.48% as of December 31, 2021, and then decreased to 1.02% as of December 31, 2022. The primary reasons for the decrease include (i) the proactive adjustment of our risk policies in response to the evolving environment; and (ii) our improved ability to attract and retain more borrowers with better credit score. We intend to optimize our fraud detection capabilities, improve accuracy of our credit scoring model and enhance our collection effectiveness on a continuing basis through the combination of our big-data analytical capabilities and the increasing amount of data we accumulate through our operations. See “Item 4. Information on the Company—4.B. Business Overview—Risk Management” for details.

Ability to Maintain Stable Funding Sources and Diversify and Expand Our Funding Channels

Our revenue is dependent on our ability to maintain stable funding sources and diversify and continuously expand our funding sources. At the end of 2019, we ceased funding our loan products from our individual investors through Xiaoying Wealth Management platform. We actively expanded institutional funding, such as banks, consumer finance companies, trust companies and other institutions, and achieved 100% institutional funding for the new loans facilitated by the end of the second quarter of 2020. In May 2021, we obtained a network microcredit license from the Local Financial Regulatory Bureau of Shenzhen Municipality and started online microcredit business in July 2021. The availability of funds affects our liquidity and the amount of transactions that we will be able to facilitate. In 2020, 4.7% of the total funding for loans we facilitated were provided by individual investors, 95.3% were provided by institutional funding partners. In 2021, 98.0% of the total funding for loans we facilitated were provided by institutional funding partners, 2.0% were provided by our own funds. In 2022, 97.3% of the total funding for loans we facilitated were provided by institutional funding partners, 2.7% were provided by our own funds.

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

Relationship with Financial Institutional cooperators

Our collaboration with financial institutional cooperators is an important factor affecting our results of operations. We benefit from the protection of credit insurance or guarantee service which is provided by our financial institutional cooperators, including ZhongAn and external financing guarantee companies, to investors or institutional funding in the event of borrower’s default. ZhongAn is a listed company on Hong Kong Stock Exchange since September 2017. Substantially all of our financing guarantee partners have at least AA+ credit rating issued by rating companies including China Lianhe Credit Rating Co., Ltd., China Chengxin Credit Management Co., Ltd., Shenzhen Lianhe Credit Information Service Co., Ltd and Fujian China Chengxin Credit Rating Consulting Co., Ltd. Our financing guarantee partners provide guarantee services covering both the North China and South China areas, most of which have a registered capital of more than RMB1 billion. Our financial institutional cooperators’ strong brand recognition in China assists us in expanding our institutional funding base at reasonable expenses.

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

We cooperated with Shenzhen Xintang, our consolidated VIE, to provide guarantees for certain loan products that we facilitate in the past. As of December 31, 2022, the outstanding amount of loan products guaranteed by Shenzhen Xintang was RMB556.3 million. Shenzhen Xintang did not renew its financing guarantee license in 2022. We expect to settle the current business of Shenzhen Xintang in 2023. For the outstanding loans guaranteed by Shenzhen Xintang, Shenzhen Xintang’s compensation obligation is capped at a certain percentage of the principal at loan facilitation as pre-agreed with certain financial institutional cooperators , which will not be more than the contractual guarantee fee collectible from the borrower by us across the entire portfolio. Shenzhen Xintang will continue to guarantee the current outstanding loan products until their terms expire. We have expanded our cooperation with high-quality external financing guarantee companies that provide guarantee services to protect institutional funding partners from losses incurred from borrowers’ defaults and charge guarantee fees from borrowers. A portion of guarantee fees will be subsequently paid to us by the external financing guarantee companies as the service fee. We may consider introducing other funding protection arrangements. We cannot assure you that new arrangements would be perceived by our financial institutional cooperators or institutional funding partners, which may have adverse impact on our business operations.

Loan Performance

Delinquency Rate by Balance

We define delinquency rate as the balance of the outstanding principal and accrued outstanding interest for loans that were 31 to 60 days past due as a percentage of the total balance of outstanding principal and accrued outstanding interest for the loans we facilitated as of a specific date. Loans that are delinquent for more than 60 days are charged-off and excluded in the calculation of delinquency rate by balance, except for Xiaoying Housing Loan. As Xiaoying Housing Loan is a secured loan product and we are entitled to payment by exercising our rights to the collaterals, we do not exclude Xiaoying Housing loan delinquent for more 60 days from the calculation of delinquency rate by balance. Xiaoying Housing Loan was launched in July 2015 and ceased in February 2019, and all the outstanding loan balance of housing loan as of December 31, 2021 and 2022 were overdue more than 60 days. To make the delinquency rate by balance comparable, we exclude Xiaoying Housing Loan in the calculation of delinquency rate as of December 31, 2021 and 2022. The following table provides the delinquency rates for all outstanding loans on our platform and by major products as of the respective dates indicated.

	December 31,
	2020	2021	2022
Delinquent for 31-60 days
All outstanding loans	0.79%	1.48%	1.02%
Xiaoying Credit Loan	0.73%	1.48%	1.02%
Xiaoying Revolving Loan(1)	2.54%	100.00%	N/A
Xiaoying Housing Loan	0.00%	N/A	N/A
Loan facilitation services to other platforms	0.00%	N/A	N/A
Others	N/A	N/A	1.61%

Notes:

(1)	We have ceased the operation of Xiaoying Revolving Loan in 2020. The delinquency rate for Xiaoying Revolving Loan that were 31-60 days past due was 100% as of December 31, 2021, which is because the total balance of outstanding principal and accrued outstanding interest for loans that were 31 to 60 days past due equals the total balance of outstanding principal and accrued outstanding interest for the loans we facilitated.

To make the delinquency rate by balance comparable to our peers, we also define the delinquency rate as the balance of the outstanding principal and accrued outstanding interest for loans that were 31 to 90 and 91 to 180 days past due as a percentage of the total balance of outstanding principal and accrued outstanding interest for the loans we facilitated as of a specific date. Loans that are delinquent for more than 180 days are excluded in the calculation of delinquency rate by balance, except for Xiaoying Housing Loan. Xiaoying Housing Loan was launched in July 2015 and ceased in February 2019, and all the outstanding loan balance of housing loan as of December 31, 2021 and 2022 were overdue more than 180 days. To make the delinquency rate by balance comparable, we exclude Xiaoying Housing Loan in the calculation of delinquency rate as of December 31, 2021 and 2022. The following table provides the delinquency rates for all outstanding loans on our platform and by major products as of the respective dates indicated.

	Delinquent for
	31 - 90 days	91 - 180 days
December 31, 2020
All outstanding loans	1.50%	2.53%
Xiaoying Credit Loan	1.38%	2.10%
Xiaoying Revolving Loan	4.93%	14.34%
Xiaoying Housing Loan	0.00%	0.00%
Loan facilitation services to other platforms	0.00%	0.00%
December 31, 2021
All outstanding loans	2.65%	2.62%
Xiaoying Credit Loan	2.65%	2.62%
Xiaoying Revolving Loan(1)	4.52%	95.48%
December 31, 2022
All outstanding loans	1.79%	1.93%
Xiaoying Credit Loan	1.79%	1.94%
Others	2.70%	1.55%

Notes:

(1)	We have ceased the operation of Xiaoying Revolving Loan in 2020. The delinquency rates for Xiaoying Revolving Loan that were 31-90 days past due plus the delinquency rates that were 91-180 days past due were equal to 100% as of December 31, 2021, which is because the total balance of outstanding principal and accrued outstanding interest for loans that were 31 to 180 days past due equals the total balance of outstanding principal and accrued outstanding interest for the loans we facilitated.

The delinquency rate for all outstanding loans on our platform that were 31-60 days past due increased from 0.79% as of December 31, 2020 to 1.48% as of December 31, 2021, and then decreased to 1.02% as of December 31, 2022. The delinquency rate for all outstanding loans on our platform that were 31-90 days past due increased from 1.50% as of December 31, 2020 to 2.65% as of December 31, 2021, and then decreased to 1.79% as of December 31, 2022. The delinquency rate for all outstanding loans on our platform that were 91-180 days past due increased from 2.53% as of December 31, 2020 to 2.62% as of December 31, 2021, and then decreased to 1.93% as of December 31, 2022. The primary reasons for the decrease include (i) the proactive adjustment of our risk policies in response to the evolving environment; and (ii) our improved ability to attract and retain more borrowers with better credit score.

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

The following chart displays the historical cumulative 91-day plus past due delinquency rates by loan origination vintage for all continuing Xiaoying Credit Loan facilitated through our platform up to December 31, 2022, excluding the Xiaoying Professional Loan with a term of two to three years and the Xiaoying Preferred Loan with a term of three years.

The change in such delinquency rate of Xiaoying Credit Loan was primarily due to (i) the proactive adjustment of our risk policies in response to the evolving environment; and (ii) our improved ability to attract and retain more borrowers with better credit score.

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

In 2020, 4.7% of the total funding for loans we facilitated were provided by individual investors, 95.3% were provided by institutional funding partners. In 2021, 98.0% of the total funding for loans we facilitated were provided by institutional funding partners and 2.0% were provided by our own capital. In 2022, 97.3 % were provided by corporate investors and institutional funding partners, and 2.7% were provided by our own capital.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues
Loan facilitation service—Direct Model	1,266,533	57.8%	2,545,432	70.2%	2,044,344	296,402	57.4%
Loan facilitation service- Intermediary Model	41,373	1.9%	161	0.0%	—	—	—
Post-origination service	203,842	9.3%	315,590	8.7%	372,451	54,000	10.5%
Financing income	612,863	27.9%	671,901	18.5%	966,277	140,097	27.1%
Other revenue	68,346	3.1%	93,381	2.6%	179,878	26,080	5.0%
Total net revenue	2,192,957	100.0%	3,626,465	100%	3,562,950	516,579	100.0%
Operating costs and expenses:
Origination and servicing	2,071,506	94.4%	1,963,006	54.1%	2,126,742	308,349	59.7%
General and administrative	179,226	8.2%	187,858	5.2%	171,524	24,869	4.8%
Sales and marketing	35,629	1.6%	20,830	0.6%	15,448	2,240	0.4%
(Reversal of) provision for contingent guarantee liabilities	881	0.0%	(24)	(0.0)%	(14,000)	(2,030)	(0.4)%
Provision for accounts receivable and contract assets	121,485	5.5%	77,248	2.1%	21,836	3,166	0.6%
(Reversal of) provision for loan receivable from Xiaoying Housing Loans	17,994	0.8%	(378)	(0.0)%	(6,066)	(879)	(0.2)%
Provision for loans receivable from Xiaoying Credit Loans and other loans	227,210	10.4%	76,395	2.1%	164,642	23,871	4.6%
Impairment losses on deposits to institutional cooperators:
(Reversal of) provision for credit losses on deposits to institutional cooperators	10,318	0.5%	(8,291)	(0.2)%	1,296	188	0.0%
Impairment loss on deposits to institutional cooperators	960,000	43.8%	—	—	—	—	—
Reversal of provision of credit losses for other financial assets	(975)	0.0%	(1,223)	(0.0)%	(765)	(111)	(0.0)%
Total operating expenses	3,623,274	165.2%	2,315,421	63.9%	2,480,657	359,663	69.5%
Income (loss) from operations	(1,430,317)	(65.2)%	1,311,044	36.1%	1,082,293	156,916	30.5%
Interest income (expense), net	21,724	1.0%	19,709	0.5%	3,756	545	0.1%
Foreign exchange gain(loss)	15,399	0.7%	5,147	0.1%	(19,963)	(2,894)	(0.6)%
Income from financial investments	—	—	—	—	20,900	3,030	0.6%
Impairment losses on financial investments	—	—	—	—	(8,875)	(1,287)	(0.2)%
Impairment losses on long-term investments	—	—	—	—	(26,866)	(3,895)	(0.8)%
Change in fair value of financial guarantee derivative	(163,670)	(7.5)%	(170,339)	(4.7)%	137,654	19,958	3.9%
Fair value adjustments related to Consolidated Trusts	(57,380)	(2.6)%	(7,267)	(0.2)%	(6,168)	(894)	(0.2)%
Other income (loss), net	12,710	0.6%	32,506	1.0%	40,724	5,904	1.1%
Income (Loss) before income taxes and gain (loss) from equity in affiliates	(1,601,534)	(73.0)%	1,190,800	32.8%	1,223,455	177,383	34.4%
Income tax benefit (expense)	299,879	13.7%	(368,735)	(10.2)%	(389,358)	(56,452)	(10.9)%
Gain (loss) from equity in affiliates, net of tax	(6,806)	(0.3)%	3,342	0.1%	(22,102)	(3,204)	(0.6)%
Net income (loss)	(1,308,461)	(59.6)%	825,407	22.7%	811,995	117,727	22.9%

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net Revenues

The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented:

	For the Year Ended December 31,
	2021		2022
	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues
Loan facilitation service—Direct Model	2,545,432	70.2%	2,044,344	296,402	57.4%
Loan facilitation service—Intermediary Model	161	0.0%	—	—	—%
Post-origination service	315,590	8.7%	372,451	54,000	10.5%
Financing income	671,901	18.5%	966,277	140,097	27.1%
Other revenue	93,381	2.6%	179,878	26,080	5.0%
Total net revenue	3,626,465	100%	3,562,950	516,579	100.0%

Loan Facilitation Service-Direct Model and Loan Facilitation Service-Intermediary Model

Loan facilitation service fees under the direct model decreased from RMB2,545.4 million in 2021 to RMB2,044.3 million (US$296.4 million) in 2022, primarily due to a decrease in average total borrowing cost of the borrowers; and also partially offset by an increase in the total loan amount facilitated this year compared with 2021.

Loan facilitation service fees under the intermediary model decreased from RMB0.2 million in 2021 to nil in 2022, due to the fact that all of the institutional funding partners invested their funds in the loans facilitated under the direct model and/or the trust model, depending on their investment strategies.

Post-origination Service

Post-origination service fees increased from RMB315.6 million in 2021 to RMB372.5 million (US$54.0 million) in 2022, primarily due to the cumulative effect of increased volume of loans facilitated during the year. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

Financing Income

Financing income increased from RMB671.9 million in 2021 to RMB966.3 million (US$140.1 million) in 2022, primarily due to an increase in average loan balances compared with 2021

Other Revenue

Other revenue increased from RMB93.4 million in 2021 to RMB179.9 million (US$26.1 million) in 2022, primarily due to an increase in referral service fee for introducing borrowers to other platforms and an increase in technology service fees received for providing assistant technology development services.

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our total revenues, for the periods presented.

	For the Year Ended December 31,
	2021		2022
	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating costs and expenses:
Origination and servicing	1,963,006	54.1%	2,126,742	308,349	59.7%
General and administrative	187,858	5.2%	171,524	24,869	4.8%
Sales and marketing	20,830	0.6%	15,448	2,240	0.4%
(Reversal of) provision for contingent guarantee liabilities	(24)	(0.0)%	(14,000)	(2,030)	(0.4)%
Provision for accounts receivable and contract assets	77,248	2.1%	21,836	3,166	0.6%
(Reversal of) provision for loan receivable from Xiaoying Housing Loans	(378)	(0.0)%	(6,066)	(879)	(0.2)%
Provision for loans receivable from Xiaoying Credit Loans and other loans	76,395	2.1%	164,642	23,871	4.6%
(Reversal of) provision for credit losses on deposits to institutional cooperators	(8,291)	(0.2)%	1,296	188	0.0%
Reversal of provision for credit losses for other financial assets	(1,223)	(0.0)%	(765)	(111)	(0.0)%
Total operating expenses	2,315,421	63.9%	2,480,657	359,663	69.5%

Origination and servicing expenses

Origination and servicing expenses increased from RMB1,963.0 million in 2021 to RMB2,126.7 million (US$308.3 million) in 2022, primarily due to the following factors: (i) an increase in commission fees resulting from the increase in total loan amount facilitated and originated this year, (ii) an increase in interest expenses as a result of an increase in payable to institutional funding partners and investors, and (iii) partially offset by a decrease in insurance fee paid to insurance company.

General and administrative expenses

General and administrative expenses decreased from RMB187.9 million in 2021 to RMB171.5 million (US$24.9 million) in 2022, primarily due to the decrease in share-based compensation expenses.

Sales and marketing expenses

Sales and marketing expenses decreased from RMB20.8 million in 2021 to RMB15.4 million (US$2.2 million) in 2022, primarily due to the decrease in share-based compensation expenses and labor costs.

Provision for Accounts Receivable and Contract Assets

Provision for accounts receivable and contract assets decreased from RMB77.2 million in 2021 to RMB21.8 million (US$3.2 million) in 2022, primarily due to a decrease in the average estimated default rate which reflects an improvement in the credit quality of customers due to the our comprehensive risk management capabilities and stringent assessment criteria compared with 2021.

Provision for loans receivable from Xiaoying Credit Loans and other loans

Provision for loan receivables from Xiaoying Credit Loans and other loans increased from RMB76.4 million in 2021 to RMB164.6 million (US$23.9 million) in 2022, primarily due to an increase in loans receivable held by us as a result of the increase in the total loan amount facilitated and originated this year compared with 2021.

Change in Fair Value of Financial Guarantee Derivative

Change in fair value of financial guarantee derivative in 2022 was a fair value gain of RMB137.7 million (US$20.0 million), compared with a fair value loss of RMB170.3 million in 2021, primarily due to the fair value gain realized as a result of the release of guarantee obligation in 2022.

Fair Value Adjustment Related to Consolidated Trusts

Fair value adjustment related to the Consolidated Trusts consists of the net change in the fair value of loans and payables to investors in the Consolidated Trusts. We recorded loss of fair value adjustments related to Consolidated Trusts of RMB7.3 million and RMB6.2 million (US$0.9 million) for the year ended December 31, 2021 and 2022, respectively.

Income Tax Benefit (Expense)

Income tax expense increased from RMB368.7 million in 2021 to 389.4 million (US$56.5 million) in 2022, primarily due to the increase in the taxable income.

Net Income (Loss)

As a result of the foregoing, our net income decreased from RMB825.4 million in 2021 to RMB812.0 million (US$117.7 million) in 2022.

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

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our total revenues, for the periods presented.

	For the Year Ended December 31,
	2020		2021
	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating costs and expenses:
Origination and servicing	2,071,506	94.4%	1,963,006	308,038	54.1%
General and administrative	179,226	8.2%	187,858	29,479	5.2%
Sales and marketing	35,629	1.6%	20,830	3,269	0.6%
Provision for contingent guarantee liabilities	881	0.0%	(24)	(4)	(0.0)%
Provision for accounts receivable and contract assets	121,485	5.5%	77,248	12,122	2.1%
Provision for loan receivable from Xiaoying Housing Loans	17,994	0.8%	(378)	(59)	(0.0)%
Provision for loans receivable from Xiaoying Credit Loans and Xiaoying Revolving Loans	227,210	10.4%	76,395	11,988	2.1%
Impairment losses on deposits to institutional cooperators:
Provision for deposits to institutional cooperators	10,318	0.5%	(8,291)	(1,301)	(0.2)%
Impairment loss on deposits to institutional cooperators	960,000	43.8%	—	—	—
Credit losses for other financial assets	(975)	(0.0)%	(1,223)	(192)	(0.0)%
Total operating expenses	3,623,274	165.2%	2,315,421	363,340	63.9%

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

Discussion of Key Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheet as of December 31, 2020, 2021 and 2022. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Assets
Cash and cash equivalents	746,388	584,762	602,271	87,321
Restricted cash	852,134	407,276	404,689	58,674
Accounts receivable and contract assets, net	413,307	747,480	1,161,912	168,461
Loans receivable from Xiaoying Credit Loans and other loans, net	1,236,026	2,484,073	3,810,393	552,455
Loan receivable from Xiaoying Housing Loans, net	47,490	12,083	10,061	1,459
Loans at fair value	1,585,732	389,679	120,280	17,439
Deposits to institutional cooperators, net	907,923	1,500,407	1,770,317	256,672
Prepaid expenses and other current assets, net	403,776	213,127	71,082	10,306
Financial guarantee derivative	297,928	11,817	—	—
Deferred tax assets, net	605,656	274,869	88,428	12,821
Long-term investments	295,615	560,038	495,995	71,913
Financial investments	6,000	82,844	192,620	27,927
Property and equipment, net	11,137	6,188	5,861	850
Intangible assets, net	37,440	36,817	36,550	5,299
Other non-current assets	51,458	31,279	67,204	9,744
Total Assets	7,498,010	7,342,739	8,837,663	1,281,341
Liabilities
Payable to investors at fair value	1,914,184	462,714	141,289	20,485
Payable to investors and institutional funding partners at amortized cost	1,460,395	1,487,379	2,627,910	381,011
Guarantee liabilities	9,790	—	—	—
Financial guarantee derivative	130,442	565,953	107,890	15,643
Short-term borrowings	350,545	166,500	70,209	10,179
Accrued payroll and welfare	34,781	44,605	63,681	9,233
Other taxes payable	73,077	219,544	255,691	37,072
Income taxes payable	75,917	117,148	270,089	39,159
Deposit payable to channel cooperators	21,472	21,012	19,700	2,856
Accrued expenses and other current liabilities	323,748	268,967	476,035	69,019
Other non-current liabilities	27,615	12,022	51,193	7,422
Deferred tax liabilities	—	—	722	105
Total Liabilities	4,421,966	3,365,844	4,084,409	592,184

Accounts receivable and contract assets, net. Accounts receivable and contract assets consist primarily of the service fees earned from our customers. Our accounts receivable and contract assets increased from RMB747.5 million as of December 31, 2021 to RMB1,161.9 million (US$168.5 million) as of December 31, 2022, primarily due to an increase in the total loan amount facilitated of Xiaoying Card Loan in 2022 compared with 2021. Our accounts receivable and contract assets increased from RMB413.3 million as of December 31, 2020 to RMB747.5 million as of December 31, 2021.

Loans receivable from Xiaoying Credit Loans and other loans, net. Loans receivable from Xiaoying Credit Loans and other loans consist primarily of loans facilited through the Consolidated Trusts and Partnerships and loans provided by Xiaoying Microcredit. Our loans receivable from Xiaoying Credit Loans and other loans increased from RMB2,484.1million as of December 31, 2021 to RMB3,810.4 million (US$552.5 million) as of December 31, 2022, primarily due to an increase in loans facilitated through Consolidated Trusts and Partnerships and an increase in loans provided by our own fund from our microcredit business. Our loans receivable from Xiaoying Credit Loans and other loans increased from RMB1,236.0 million as of December 31, 2020 to RMB2,484.1 million as of December 31, 2021.

Loans at fair value. Loans at fair value consist primarily of the loans underlying our Consolidated Trusts. Our loans at fair value decreased from RMB389.7 million as of December 31, 2021 to RMB120.3 million (US$17.4 million) as of December 31, 2022, primarily due to the termination of a portion of the Consolidated Trusts administered by unrelated third party trust companies that were offered to investors through our Consolidated Trust business. Our loans at fair value decreased from RMB1,585.7 million as of December 31, 2020 to RMB389.7 million as of December 31, 2021.

Deposits to institutional cooperator,net. Deposits to cooperators relate to the pledged cash to our financial institutional cooperators and the amount of deposit is separately agreed with each institutional cooperator. The deposits paid to our financial institutional cooperators increased from RMB1,500.4 million as of December 31, 2021 to RMB1,700.3 million (US$256.7 million) as of December 31, 2022, primarily due to an increase in the total loan amount facilitated in 2022. The deposits paid to our financial institutional cooperators increased from RMB907.9 million as of December 31, 2020 to RMB1,500.4 million as of December 31, 2021.

Financial investment. Financial investment mainly consists of investments in Venture captial funds whose strategies are research driven and long-term investment preference. Our financial investments increased from RMB82.8 million in 2021 to RMB192.6 million (US$27.9 million) in 2022 primarily due to the new investments in three Venture captial funds in 2022 and partially offset by the impairment and loss of certain investments which had been negatively impacted by the market volatility in 2022. Most of the investments in Venture captial funds have at least 5 years of investment period when redemption or transfer is generally not allowed, but we believe that those investments can bring us an opportunity of exploring innovative technologies and the potential for improved profitability in long term, which is in line with our business strategies.

Prepaid expenses and other current assets, net. Prepaid expenses and other current assets decreased from RMB213.1 million as of December 31, 2021 to RMB71.1 million (US$10.3 million) as of December 31, 2022, primarily due to the repayment of earnings rights associated with loan assets, amounting to RMB99.2 million and the decrease of prepaid expenses to various service providers in 2022. Prepaid expenses and other current assets decreased from RMB403.8 million as of December 31, 2020 to RMB213.1 million as of December 31, 2021

Payable to investors at fair value. Our payable to investors at fair value were RMB462.7 million and RMB141.3 million (US$20.5 million) as of December 31, 2021 and 2022 respectively, primarily due to the termination of a portion of the Consolidated Trusts administered by unrelated third party trust companies that were offered to investors and institutional funding partners through our Consolidated Trust business. Our payable to investors at fair value were RMB1,914.2 million and RMB462.7 million as of December 31, 2020 and 2021 respectively.

Payable to investors and institutional funding partners at amortized cost. Payable to investors and institutional funding partners at amortized cost consist primarily of the proceeds received from the trust partners and investors through consolidated trust and partnerhips. Our payable to investors and institutional funding partners at amortized cost was RMB1,487.4 million and RMB2,627.9 million (US$381.0 million) as of December 31, 2021 and 2022 respectively, primarily due to an increase in the transaction volume in 2022. Our payable to investors and institutional funding partners at amortized cost were RMB1,460.4 million and RMB1,487.4 million as of December 31, 2020 and 2021 respectively.

Financial Guarantee Derivative. For most of newly facilitated Xiaoying Card Loans and other loans, our exposure is limited to the contractual guarantee fee that we cannot collect under the agreement from the borrower as a result of default or prepayment but are still obligated to compensate our financial institutional cooperators based on the contractual guarantee fee up to the pre-agreed cap. The derivative liability is increased by the guarantee fees collected from the borrowers upon receipt as we expect all the fees to be ultimately paid to our financial institutional cooperators. When we settle the guarantee liability through performance of the guarantee by making payments to our financial institutional cooperators, we record a corresponding deduction to the derivative liability. As of December 31, 2020, 2021 and 2022, financial guarantee derivatives has an asset position of RMB297.9 million, RMB11.8 million and nil,respectively, primarily due to the time lag between the payments to certain financial institutional cooperators and the collection of monthly guarantee service fees from borrowers. The cumulative amount paid to those financial institutional cooperators was greater than the cumulative monthly guarantee service fees collected from borrowers. However, the total amount paid to those financial institutional cooperators was still within the pre-agreed Cap. The pre-agreed Cap was determined based on the market price and negotiated after a certain period of observation of the industry environment and economic risk to Company. The excess is expected to be fully collected from the borrowers during the remaining term of the underlying loans. As of December 31, 2020, 2021 and 2022, financial guarantee derivatives has a liability position of RMB130.4 million, RMB566.0 million and RMB107.9 million (US$0.16 million) respectively.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

China

Our subsidiaries, VIEs and subsdiaries of the VIEs established in the PRC are subject to an income tax rate of 25% in the years presented. As stipulated by the Taxation Law of PRC, (i) one VIE in Shenzhen was a qualified enterprise eligible to enjoy the preferential income tax rate of 15% from 2020 to 2022; and (ii) one of our major consolidated subsidiaries was recognized as a software enterprise and thereby entitled to a full exemption from EIT in 2017 and 2018, and a 50% reduction from 2019 to 2021. In 2022, the software enterprise qualified as “high and new technology enterprise” (“HNTE”) under the EIT Law and was entitled to a preferential income tax rate of 15% from 2022 to 2025.

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

Revenue recognition

We provide services as an online marketplace connecting borrowers and investors or institutional funding partners. Revenue is the transaction price we expect to be entitled to in exchange for the promised services in a contract in the ordinary course of our activities and is recorded net of value-added tax (“VAT”). The services to be accounted for include loan facilitation service, post-origination service (e.g. cash processing and collection services) and financial guarantee service.

The major product offered by us is Xiaoying Credit Loan, which mainly consists of Xiaoying Card Loan, Xiaoying Preferred Loan and other unsecured loan products that we introduce from time to time. The major products offered by us before 2021 also include Xiaoying Revolving Loan which mainly consists of Yaoqianhua (previously named as Xiaoying Wallet). We ceased facilitation of Xiaoying Preferred Loan in 2019, and ceased facilitation of Xiaoying Revolving Loan in 2020.

We provide services primarily through the use of two business models. The first business model (“Direct Model”) involves matching borrowers with investors or institutional funding partners who directly funds the credit drawdowns to the borrowers. We have determined that it is not the legal lender or borrower in the loan origination and repayment process, but acting as an intermediary to bring the lender and the borrower together. Therefore, we do not record the loans receivable or payable arising from the loans facilitated between the investors or institutional funding partners and borrowers on its platform.

The second business model (“Intermediary Model”) involves we initially providing credit to borrowers using our own funds through an intermediary and subsequently selling the loans including all of the creditor rights in the loans to external investors or institutional funding partners on its platform within a short period of time.

Loans facilitated by us typically have a term of less than 1 year. For each loan facilitated either through the Direct Model or Intermediary Model, we charge a service fee (i) from the borrower indirectly through one of the our VIEs, Shenzhen Xintang, or (ii) from the borrower indirectly through external financing guarantee company, or (iii) from institutional funding partner directly. No application fee is charged to borrowers or investors or institutional funding partners.

For the loans we are entitled to the full service fee regardless of whether the borrowers choose to early repay or not,we have the unconditional right to the consideration.

For the loans facilitated that we collected service fees indirectly through Shenzhen Xintang, when borrowers who have the option of early repayment and upon termination they do not have the obligation to pay the remaining monthly service fees, our right to consideration for the service fees of facilitation service is conditional on whether or not the borrowers repay in advance. At contract inception, we determine the consideration based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination.

For the loans facilitated that we collected service fee indirectly through external financing guarantee company or directly from institutional funding partner,our transaction price includes variable consideration in the form of default risk of the borrowers and prepayment risk of the borrowers. We determine the consideration based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination.

In order to be more competitive by providing a certain level of assurance to the investors or institutional funding partners, for certain loans facilitated by our platform, either borrowers or institutional funding partners are required to directly sign a credit insurance agreement with ZhongAn Online P&C Insurance Co., Ltd (“ZhongAn”) to protect investors or institutional funding partners against the risk of borrower default. Prior to September 2017, substantially all of the loans facilitated by our platform are insured by ZhongAn. ZhongAn initially reimbursed the loan principal and interest to the investor upon borrower’s default. In order to maintain stable business relationship with ZhongAn, we at our sole discretion paid ZhongAn for substantially all the defaulted loan principal and interest but have not been subsequently collected. From September 2017, we revised the arrangement with ZhongAn. Starting from 2020, we enter into a series of arrangements with various external financing guarantee companies, which is similar to the revised arrangement with ZhongAn.

We provide guarantee to investors and institutional funding partners on certain loan products via its consolidated entities. We are compensated for this reimbursement from the contractual service fees collected from the borrowers. If a borrower defaults, we make our best efforts to collect the default loan. We directly make payment to the defaulted principal and interest to each investor, and deemed the guarantee as a guarantee service to the investors and recognizes a stand ready obligation for its guarantee exposure in accordance with ASC Topic 460, Guarantees which requires the guarantee to be measured initially at fair value based on the stand-ready obligation. Starting from 2020, we ceased to provide guarantee service on the loan facilitated.

For certain Xiaoying Card Loans and certain Xiaoying Revolving Loans that are repaid in installments by borrowers, borrowers are required to enter into a guarantee agreement with us and an insurance/guarantee agreement with ZhongAn/financing guarantee companies, to pay the guarantee fee and insurance fee to the respective party at a pre-agreed rate. For certain loans that facilitated since 2020, borrowers are required to enter into a guarantee agreement with us to pay the guarantee fee at a pre-agreed rate while at the same time, it is the institutional investors who enter into an insurance agreement with ZhongAn and we voluntarily pay the insurance fee to ZhongAn. The obligation/ credit risk/ exposure of us and ZhongAn to compensate the defaulted loans has no change.

Upon borrower’s default, ZhongAn/financing guarantee companies reimburse the full loan principal and interest to the investors or institutional funding partner first, and has the right to recourse to both the borrower and us, and our contractual obligation is at any time it limited to a cap (the “Cap”) which is the lower of (1) total amount of guarantee fees contractually required to be collected from the borrowers for such loans facilitated during the current period on an aggregated basis, and (2) a certain percentage of the total principal of the loans facilitated stated in an annualized manner, as pre-agreed with ZhongAn/financing guarantee companies (the “Rate”). The contractual guarantee fees in (1) is not influenced by default or early repayment of borrowers. We have no obligation or intention to compensate ZhongAn/financing guarantee companies for any losses in excess of the contractual obligation. The Rate will be negotiated prospectively at each quarter between the two parties based on the expected default rate. The actual loss in excess of the Cap is absorbed by ZhongAn/financing guarantee companies. ZhongAn/financing guarantee companies ultimately bear substantially all of the credit risk. Our exposure in this arrangement is limited to the default and prepayment risk in relation to the guarantee fee when we cannot collect the guarantee fee under the agreement with the borrower on an individual basis but is still obligated to compensate ZhongAn/financing guarantee companies up to the Cap on a pool basis. We evaluated the guarantee arrangement pursuant to ASC Topic 815, and concluded that the arrangement meets the definition of a derivative and that it is not eligible for the guarantee scope exception. Therefore, the guarantee is recognized as a derivative liability/asset at fair value and is not accounted for pursuant to ASC Topic 460 or 450. See accounting policy for financial guarantee derivative.

Direct Model

We have adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606.

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

We determine our customers to be both the borrowers and the investors or institutional funding partners. We consider the loan facilitation service and post-origination service as two separate performance obligations under ASC 606, as these two deliverables are distinct in that customers can benefit from each service on its own and our promises to deliver the services are separately identifiable from each other in the contract. While the post-origination service is within the scope of ASC Topic 860, the ASC Topic 606 revenue recognition model is applied due to the lack of definitive guidance in ASC Topic 860.

We determine the total transaction price to be the service fees chargeable from the borrowers indirectly through one of the VIEs, Shenzhen Xintang, or external financing guarantee companies or from certain institutional funding partners directly, including the guarantee fees charged by us under the separate guarantee agreement with the borrowers for certain type of Xiaoying Card Loans that are newly facilitated since September 2017. Our transaction price includes variable consideration in the form of default risk of the borrowers for the service fees collected from certain institutional funding partners or through external financing guarantee companies and prepayment risk of the borrowers. We reflect, in the transaction price, the default risk and the prepayment risk. We estimate variable consideration for these contracts using the expected value approach on the basis of historical information and current trends of the default and prepayment percentage of the borrowers. The transaction price is allocated amongst the financial guarantee service, if any, and two performance obligations.

We first allocate the transaction price to the financial guarantee, if any, that is recognized in accordance with ASC Topic 815, which requires the guarantee to be measured initially and subsequently at fair value. Then the remaining considerations are allocated to the loan facilitation services and post-origination services using their relative standalone selling prices consistent with the guidance in ASC 606. We do not have observable standalone selling price information for the loan facilitation services or post-origination services because we do not provide loan facilitation services or post-origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available to us. As a result, the estimation of standalone selling price involves significant judgment. We use an expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post origination services as the basis of revenue allocation. In estimating its standalone selling price for the loan facilitation services and post-origination services, we consider the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on our services, and other market factors.

For each type of service, we recognize revenue when (or as) the entity satisfies the service/performance obligation by transferring a promised good or service (that is, an asset) to a customer. Revenues from loan facilitation are recognized at the time a loan is originated between the borrower and the investor or institutional funding partner and the principal loan balance is transferred to the borrower, at which time the facilitation service is considered completed. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are provided. The collection of service fees is not conditional on the provision of subsequent post-origination services.

Intermediary Model

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

We provide financing to borrowers on their platform and the loans are initially recorded on the consolidated balance sheet as loans held for sale or loans receivable from Xiaoying Credit Loans and other loans. These loans carry the same insurance/ guarantee agreement with external financial institutional co-operators as loans facilitated under the Direct Model, which is attached to the loan and transfers along with the loan. We also charge service fees in the same manner as loans facilitated under the Direct Model.

Intermediary Model—Non-Trust Model

The transfer of loans (including the creditor rights) to external investors or institutional funding partners not involving trust structure is accounted for as a true sale under ASC 860 (see accounting policy under “Sales and Transfers of Financial Instruments”). We continue to provide post-origination services to the loans subsequent to their sale in the same manner as we service the loans facilitated under the Direct Model. No additional service fee is charged. Similar to the loans facilitated under the Direct Model, we charge and collect service fees from the borrowers or institutional funding partners in relation to the transferred loans on a monthly basis. The difference between (1) the proceeds received from the investors or institutional funding partners and accounts receivable and contract assets (see accounting policy on “Accounts receivable and contract assets and allowance for uncollectible accounts receivable and contract assets”) and (2) the sum of the carrying value of the loans and the fair value of the financial guarantee, if any, is recognized as a gain of sale, which effectively represents the service fees earned from facilitation of the loans under Intermediary Model, as the “Loan facilitation service—Intermediary Model” in the consolidated statements of comprehensive income (loss). The subsequent accounting for post-origination service and guarantee services is consistent with that for loans facilitated under the Direct Model.

Intermediary Model—Trust Model

The transfer of loans to institutional funding partners under the Intermediary Model often involves transferring the loans to a trust formed and operated by unrelated third party trust companies. We consolidate such trusts under the VIE model (see accounting policy on “Consolidated Trusts”). Loans transferred to Consolidated Trusts do not qualify for sales accounting as the transfer is to a consolidated subsidiary.

Before December 31, 2021, we elected to apply fair value option to these loans at the date of origination. The loans are recorded as “Loans at fair value” in the consolidated balance sheets.

From January 1, 2022, we elected to apply amortized cost method to the loans of newly formed Consolidated Trusts at the date of origination. For loan assets measured at amotized cost, they are recorded as “Loans receivable from Xiaoying Credit Loans and other loans, net”.

Under both method, we recognize as revenue under “Financing income” the service fees and interests charged to the borrowers over the lifetime of the loans using effective interest method.

Intermediary Model—Partnership Model

The transfer of loans to institutional funding partners under the Intermediary Model involves transferring the loans to a limited partnership enterprise, or LP, formed and operated by unrelated third-party trust companies and us. We consolidate such partnerships under the VIE model (see accounting policy on “Consolidated Partnerships”). We elect to measure these loans at amortized cost at the time of origination. Loans transferred to Consolidated Partnerships do not qualify for sales accounting as the transfer is to a consolidated subsidiary. The loans are recorded as “Loans receivable from Xiaoying Credit Loans and other loans, net ” in the consolidated balance sheets. We recognizes as revenue under “Financing income” the service fees and interests charged to the borrowers over the lifetime of the loans using effective interest method.

The online Intermediary Model ceased in April 2017 and the offline Intermediary Model with funding from banking financial institution partners ceased in February 2018 to comply with the promulgated regulatory requirements. We continue the operations through the offline Intermediary Model with funding from other partners to the extent permitted under applicable laws and regulations.

Contract balance

We did not enter into contracts with customers that were greater than one year for substantially all products for the years ended December 31, 2020, 2021 and 2022. We did not record any contract liabilities for both 2021 and 2022. For the loans we are entitled to the full service fee regardless of whether the borrowers choose to early repay or not, we have the unconditional right to the consideration and an accounts receivable is recorded. For the loans facilitated with borrowers who have the option of early repayment and upon termination they do not have the obligation to pay the remaining monthly service fees, our right to consideration for the service fees of facilitation service is conditional on whether or not the borrowers repay in advance. In these instances, we record a corresponding contract asset when recognizing revenue from loan facilitation service. The contract asset will not be reclassified to a receivable given that the right to invoice and the payment due date is the same date. Revenue for these loan products are recognized when the collection of consideration becomes probable.

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

Financing Income

Financing income consists primarily the financing fees we charge for the loans facilitated through the Consolidated Trusts and Consolidated Partnerships, including interest income and service fees generated from providing loan facilitation and post-origination services to the investors and institutional funding partners of the Consolidated Trusts and Consolidated Partnerships, and are recorded as revenue over the life of the underlying financing using the effective interest method.

Financing income also includes financing fees, including interest income and service fee, from loans held for sale and loans receivables from Xiaoying Credit Loans and other loans that have not yet been transferred to external investors or institutional funding partners or have been transferred but such transaction does not qualify for sale accounting under the Intermediary Model.

Starting from 2021, financing income also includes interest income generated from providing loans by our own fund from microcredit business, and are recorded as revenue over the life of the underlying financing using the effective interest method. We maintain the right to terminate the contract in advance based on the credit due diligence performed on each borrower. The remaining installments of interest would be recognized on non-accrual status after the contract terminated.

Other revenue

Other revenue primarily includes referral service fees for introducing borrowers to other platforms, technology service fees received for providing assistant technology development services and penalty fees for loan prepayment and late payment. The referral service fees for introducing borrowers to other platforms are recognized when the obligation is fulfilled and is confirmed by the other platforms. The technology service fees are recognized when the assistant technology development services to third parties provided. The penalty fees, which are fees paid to us, will be received as a certain percentage of past due amounts in the case of late payments or a certain percentage of interest over the prepaid principal loan amount in the case of prepayment. Penalty fees are contingency-based variable considerations and constrained by the occurrence of delinquency or prepayment. They are recognized when the uncertainty associated with the variability is resolved, that is, when the underlying event occurs.

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

When the loan (including the creditor rights) is transferred, the transferee becomes the direct counterparty to the borrower and the legal record holder of the loan upon transfer. The transfer is accounted for as a sale, when (1) the transferred loans are considered legally isolated from the assets of us and its creditors even in the bankruptcies under the PRC laws and regulations, (2) the investors or institutional funding partners (transferees) can freely pledge or exchange the transferred loans, and (3) we do not maintain effective control over the transferred loans. When a transfer does not qualify for sale accounting, e.g. when we sell loans with recourse to us, the transferred financial asset remains in the statement of financial position and a financial liability is recognized for any consideration received.

For Xiaoying Housing Loans facilitated through the Intermediary Model, borrowers are required to pledge properties to one of our consolidated VIE entities (other than the Intermediary or the SPV conducting the facilitation and transfer of the loan) as collateral for the guarantee that we are providing to ZhongAn against borrower’s default. It is a separate arrangement with different counterparties from the loan provided by us. While the loan (including creditor’s rights) is transferred to third party investors or institutional funding partners, the lien remains under our name and in security for our agreeing to provide the guarantee to ZhongAn. The holding of the lien does not affect the creditor’s right in the loan being fully transferred. Provided all aforementioned conditions under sales accounting are met, the transfer of such loans with collateral are accounted for as a sale. We ceased facilitation of Xiaoying Housing Loan in 2019.

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

Consolidation of Variable Interest Entity

The consolidated financial statements include the financial statements of us, our wholly-owned subsidiaries, and consolidated VIEs. All intercompany transactions and balances have been eliminated.

We, through our wholly-owned foreign invested subsidiary, Beijing WFOE in the PRC, entered into a series of contractual arrangements (“VIE agreements”) with Shenzhen Xiaoying, Beijing Ying Zhong Tong, and Shenzhen Xintang (collectively known as “the VIEs”) and their respective shareholders that enable us to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs.

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

Consolidated Trusts

As part of our efforts to develop new product offerings for investors and institutional funding partners, we established a business relationship with certain trusts which were administered by third-party trust companies. The trusts were set up to invest solely in the loans facilitated by us on our platform to provide returns to the beneficiaries of the trusts through interest payments made by the borrowers. Both direct model and intermediary model are adopted for these trusts. Under direct model, loans are originated from trusts to borrowers while under intermediary model, we typically provide credit to the borrowers through an intermediary first and then transfer the loans to the trusts, which issue beneficial interests to the investors and institutional funding partners. We determine to consolidate these trusts as we are the primary beneficiary, due to the following reasons: 1) we have the power to direct the operating activities of the trusts; 2) we absorb or enjoy the potential residual losses or returns of these trusts. Under intermediary model, the transfer of loans to the Consolidated Trusts are not eligible for sale accounting because the trust is consolidated and the loan transfer is considered an intercompany transaction.

For Consolidated Trusts founded before December 31, 2021, we elected to apply fair value option to the loans (at the date of origination) and liabilities due to investors. That is, the loans are continued to be recorded on our consolidated balance sheets as loans held for investment under “Loans at fair value” and the proceeds received from the investors are recorded as trust liabilities under “Payable to investors at fair value”.

For Consolidated Trusts founded from January 1, 2022, we elected not to apply fair value option but instead apply amortized cost method to the loans (at the date of origination) and liabilities due to investors or institutional funding partners. Because we believe that financial information under amortization method is both understandable and relevant. That is, the loans are continued to be recorded on our consolidated balance sheets as loans held for investment under “Loans receivable from Xiaoying Credit Loans and other loans, net”, which is net of provison of credit loss, and the proceeds received from the investors or institutional funding partners are recorded as trust liabilities under “Payable to investors and institutional funding partners at amortized cost”.

Consolidated Partnerships

We continued developing the partnership business model, where we and certain trusts jointly established several limited partnership enterprises, or LPs, to invest solely in the loans facilitated by us on our platform to provide returns to partners of the LPs through interest payments made by the borrowers. Intermediary model is adopted for the Consolidated Partnerships, we typically provides credit to the borrowers through an intermediary first and then transfers the loans to the LPs. We determine to consolidate these LPs as we are the primary beneficiary, due to the following reasons: 1) we have the power to direct the operating activities of the LPs; 2) we absorb or enjoy the potential residual losses or returns of these LPs. The transfer of loans to the Consolidated Partnerships are not eligible for sale accounting because the LP is consolidated and the loan transfer is considered an intercompany transaction. We further apply amortized cost to the loans and liabilities to trust partners in its consolidated financial statements. That is, the loans are recorded on our consolidated balance sheets under “Loans receivable from Xiaoying Credit Loans and other loans, net” and the proceeds received from the trust partners are recorded as LP liabilities under “Payable to investors and institutional funding partners at amortized cost”.

Allowance for credit losses

We have the following financial assets or liabilities that are subject to credit losses assessment: accounts receivable and contract assets, loans receivable from Xiaoying Credit Loans and other loans, loans receivable from Housing Loans, deposits to institutional cooperators, prepaid expenses and other current assets, and guarantee liabilities.

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

A summary of options and restricted stock units we granted as of December 31, 2022 are as below:

●	On January 25, 2015, our then sole director approved a share incentive plan for the purpose of providing incentives and rewards to employees and executives who contribute to the success of our operations and granted 13,843,645 stock options. On June 29, 2015, our then sole director granted 630,000 stock options to certain employees, directors and officers. On May 3, 2016, our then sole director granted 7,425,000 stock options to certain employees, directors and officers. The stock options expire 10 years from the date of grant and vest over a period from three to four years.
●	On October 11, 2017, we granted 16,616,000 stock options to certain employees and senior management. The options granted have exercise prices from US$0.04 to US$4.01 per share. A portion of the stock options can only vest in the year 2021 whereas the remaining portion is vested ratably each on the first, second, third and fourth anniversary from the vesting commencement date. Share-based compensation of RMB437.3 million relating to the grant will be recognized on a straight-line basis over the vesting periods from two to four years.
●	On April 30, 2018, we granted 841,054 stock options to certain employees and senior management. The exercise price of the options granted was US$4.01 per share. The stock option is vested ratably each on the first, second, third and fourth anniversary from the vesting commencement date. Share based compensation relating to this grant will be recognized on a straight-line basis over the vesting period from 3.6 to 4 years.
●	On May 9, 2018, we granted 40,000,000 stock options to certain senior management. The exercise price is the offering price per share of our initial public offering which is US$4.75. Such stock options are eligible to vest, in whole or in part, when the market capitalization milestone as well as the targeted adjusted net earnings are achieved subsequent to our initial public offering. We determine the service inception date to be May 9, 2018 and the grant date to be the date of our listing on NYSE. The offering price per share of our initial public offering was used to determine the fair value of ordinary shares at grant date to estimate the share-based compensation expense. The total share-based compensation expense of RMB16,210,135 (US$2,357,666) was recognized over a five-year period from the service inception date on a straight line basis. The share-based compensation expense recognized upon our initial public offering was RMB9,163,461 (US$1,332,770).

●	On October 31, 2018, we granted 475,000 stock options to certain employees, directors and officers. The stock options shall expire 10 years from the date of grant and vest over a period from three to four years.
●	On April 15, 2019, the Board of Directors of X Financial granted 150,000 of restricted stock units to certain directors. The restricted stock units shall vest over a period from two to three years. The restricted stock units have no expiration period.
●	On April 30, 2019, we granted 155,000 stock options to certain employees. The stock options shall expire 10 years from the date of grant and vest over a period from three to four years.
●	On November 20, 2019, the Board of Directors of X Financial granted 1,789,400 of restricted stock units to certain employees. The restricted stock units shall expire 10 years from the date of grant and vest over a period from three to four years.
●	On August 13, 2019 and November 20, 2019, the Board of Directors decided to cancel 1,500,000 and 250,000 of unvested options of certain senior managements and concurrently granted 1,500,000 and 250,000 of restricted stock units as replacement awards to the senior managements.
●	On January 21, 2020, the Board of Directors of X Financial granted 4,600,000 of restricted stock units to certain employees and officers. The restricted stock units shall expire 10 years from the date of grant and vest over a period from three to four years.
●	On April 30, 2020, the Board of Directors of X Financial granted 673,300 of restricted stock units to certain employees. The restricted stock units shall expire 10 years from the date of grant and vest over a period from three to four years.
●	On October 31, 2020, the Board of Directors of X Financial granted 550,000 of restricted stock units to certain employees. The restricted stock units shall expire 10 years from the date of grant and vest over a period from three to four years.
●	On November 10, 2021, the board of directors of X Financial granted 26,657,998 of restricted stock units to certain senior managements and employees. The restricted stock units shall expire 10 years from the date of grant and vest over a period from three to four years.
●	On November 10, 2021, the board of directors of X Financial decided to cancel 9,429,984 of unvested share options granted to certain senior management.
●	On March 3, 2022, the Board of Directors of X Financial granted 810,000 restricted stock units to certain directors. The restricted stock unites shall vest over a period of three years.

A summary of option activity during the years ended December 31, 2020, 2021 and 2022 are presented below:

	Number of	Exercise	Remaining	Intrinsic value
	Options	Price RMB	Contractual	of options
Outstanding, as of January 1, 2020	60,161,227	0.27-31.96	5.07-9.33	74,834,115
Granted	—	—	—	—
Exercised	2,009,564	0.27	—	—
Forfeited/Cancelled	5,953,060	0.27-31.96	—	—
Outstanding, as of December 31, 2020	52,198,603	0.27-31.96	4.07-8.33	19,538,815
Vested and expected to vest as of December 31, 2020	52,198,603	0.27-31.96	4.07-8.33	19,538,815
Exercisable as of December 31, 2020	8,301,673	0.27-31.96	4.07-8.33	13,364,215

	Number of	Exercise	Remaining	Intrinsic value
	Options	Price RMB	Contractual	of options
Outstanding, as of January 1, 2021	52,198,603	0.27-31.96	4.07-8.33	19,538,815
Granted	—	—	—	—
Exercised	3,490,378	0.27	—	—
Forfeited/Cancelled	9,959,692	0.27-30.27	—	—
Outstanding, as of December 31, 2021	38,748,533	0.27-31.96	3.07-7.33	20,378,161
Vested and expected to vest as of December 31, 2021	38,748,533	0.27-31.96	3.07-7.33	20,378,161
Exercisable as of December 31, 2021	6,154,008	0.27-31.96	3.07-7.33	14,821,392

	Number of	Exercise	Remaining	Intrinsic value
	Options	Price RMB	Contractual	of options
Outstanding, as of January 1, 2022	38,748,533	0.27-31.96	3.07-7.33	20,378,161
Granted	—	—	—	—
Exercised	123,602	0.27	—	—
Forfeited/Cancelled	2,846,600	10.71-30.27	—	—
Outstanding, as of December 31, 2022	35,778,331	0.27-31.96	2.07-6.33	20,744,096
Vested and expected to vest as of December 31, 2022	35,778,331	0.27-31.96	2.07-6.33	20,744,096
Exercisable as of December 31, 2022	10,218,315	0.27-31.96	2.07-6.33	20,744,096

A summary of restricted share units activity during the year ended December 31, 2020, 2021 and 2022 is presented below:

		Weighted-Average
	Number of	Grant-Date
	Restricted Shares	Fair Value RMB
Outstanding, as of January 1, 2020	3,639,402	8.21
Granted	5,823,300	5.65
Vested	631,680	8.61
Forfeited	1,295,728	6.16
Outstanding, as of December 31, 2020	7,535,294	6.49

		Weighted-Average
	Number of	Grant-Date
	Restricted Shares	Fair Value RMB
Outstanding, as of January 1, 2021	7,535,294	6.49
Granted	26,657,998	4.97
Vested	1,469,751	6.19
Forfeited	307,926	5.65
Outstanding, as of December 31, 2021	32,415,615	5.18

		Weighted-Average
	Number of	Grant-Date
	Restricted Shares	Fair Value RMB
Outstanding, as of January 1, 2022	32,415,615	5.18
Granted	810,000	3.17
Vested	9,620,748	5.49
Forfeited	1,698,414	5.25
Outstanding, as of December 31, 2022	21,906,453	4.96

We used the Binomial model to estimate the fair value of the options granted on the respective grant dates with assistance from independent valuation firms. The fair value per option was estimated at the date of grant. We determined the fair value of RSUs based on its stock price on the date of grant.

For the years ended December 31, 2020, 2021 and 2022, we recorded compensation expenses of RMB80.1 million, RMB88.4 million and RMB53.5 million (US$7.8 million), respectively, for the stock options and restricted stocks granted to our employees. As of December 31, 2020, 2021 and 2022, we had 52,198,603, 38,748,533 and 35,778,331 stock options outstanding, respectively. As of December 31, 2020, 2021 and 2022, there was RMB85.8 million, RMB11.1 million and RMB0.6 million (US$0.09 million) of total unrecognized compensation expense related to unvested stock options granted, respectively. As of December 31, 2022, such cost was expected to be recognized over a weighted average period of 0.35 years.

As of December 31, 2020, 2021, 2022, there was RMB33.5 million, RMB141.1 million and RMB102.7 million (US$14.9 million) of total unrecognized compensation expense related to unvested restricted shares granted. As of December 31, 2022 that cost is expected to be recognized over a weighted-average period of 2.73 years.

Recent Accounting Pronouncements

The recent accounting pronouncements that are relevant to us are included in note 2 to our audited consolidated financial statements, which are included in this annual report.

5.B. Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by operating activities and proceeds from issuance and sales of our shares. As of December 31, 2020, 2021 and 2022, we had RMB746.4 million, RMB584.8 million and RMB602.3 million (US$87.3 million), respectively, in cash and cash equivalents. In September 2018, we completed an initial public offering of 11,763,478 ADSs (including the ADSs sold upon the exercise of the over-allotment option granted to the underwriters), representing 23,526,956 Class A ordinary shares, resulting in net proceeds to us of approximately US$103.9 million. Our cash and cash equivalents solely consist of cash on hand. We believe that our current cash and cash equivalents and our anticipated cash flows from operations and financing activities will be sufficient to meet our anticipated working capital requirements and capital expenditures for next 12 months. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flows Data:
Cash provided by (used in) operating activities	(679,235)	449,171	322,702	46,787
Cash used in investing activities	(3,704,848)	(2,347,594)	(913,388)	(132,429)
Cash provided by (used in) financing activities	4,490,712	(1,301,312)	576,351	83,563
Net increase (decrease) in cash and cash equivalents, and restricted cash	78,220	(606,484)	14,921	2,163
Cash and cash equivalents, and restricted cash at beginning of year	1,520,303	1,598,523	992,039	143,832
Cash and cash equivalents, and restricted cash at year end	1,598,523	992,039	1,006,960	145,995

Operating Activities

Cash provided by operating activities was RMB322.7 million (US$46.8 million) in 2022. In 2022, the difference between our cash provided by operating activities and our net income of RMB812.0 million (US$117.7 million) in 2022 resulted mainly from (i) the increase of accounts receivable and contract assets of RMB436.3 million (US$63.3 million),and (ii) the change of financial guarantee derivatives due to the lag between payments to the financing guarantee companies and the collection of monthly guarantee derivative of RMB223.9 million (US$32.5 million) , which were partially offsets by (i) the deferred tax benefits of RMB195.6 million (US$28.4 million), (ii) provisions for loans receivable from Xiaoying Credit Loans and other loans of RMB164.6 million (US$23.9 million), and(iii) the decrease in prepaid expenses and other current assets of RMB121.8 million (US$17.7 million) due to the decrease of prepaid expenses to various service providers in 2022.

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

Investing Activities

Cash used in investing activities was RMB913.4 million (US$132.4 million) in 2022, which was primarily attributable to (i) an aggregate amount of RMB8,281.1 million (US$1,200.7 million) for the principal payment of loans at fair value and loans receivables under Consolidated trust and partnership model, and (ii) purchase of financial investments of RMB90.5 million (US$13.1 million), which partially offset by (i) an aggregate amount of RMB7,352.7 million (US$1066.0 million) for principal collection of loans at fair value and loans receivables under Consolidated trust and partnership model, and (ii) the collection of loans’ earnings rights from a related party of RMB100.0 million (US$14.5 million).

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

Financing Activities

Cash provided by financing activities was RMB576.4 million (US$83.6 million) in 2022, which was attributable to by cash receipt from investors and institutional funding partners of RMB2,595.8 million (US$376.4 million) and proceeds from short-term borrowings of RMB70.2 million (US$10.2 million) , which was partially offset by (i) cash paid to repurchase common stocks of RMB146.7 milllion (US$21.3 million), (ii) cash paid to investors and institutional funding partners of RMB1,776.7 million (US$257.6 million) and (iii) repayment of short-term borrowings of RMB166.5 million (US$24.1 million).

Cash provided by financing activities was RMB1,301.3 million (US$204.2 million) in 2021, which was attributable to by cash receipt from investors related to loans at fair value and institutional funding partners of RMB3,972.7 million (US$623.4 million) and proceeds from short-term bank borrowings of RMB266.5 million (US$41.9 million) , which was partially offset by cash paid to investors related to loans at fair value and to institutional funding partners of RMB2,489.1 million (US$390.6 million) and repayment of short-term bank borrowings of RMB450.5 million (US$70.7 million).

Cash provided by financing activities was RMB4,490.7 million (US$688.2 million) in 2020, which was attributable to cash receipt from investors related to loans at fair value and institutional funding partners of RMB7,244.9 million (US$1,110.3 million) and proceeds from short-term bank borrowings of RMB511.5 million (US$78.4 million), which was partially offset by cash paid to investors related to loans at fair value and to institutional funding partners of RMB3,105.3 million (US$475.9 million) and repayment of short-term bank borrowings of RMB161 million (US$24.7 million).

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

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E. Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2022.

5.F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including interest payments, as of December 31, 2022:

	Payment Due by Period
		Less than 1			More than 3
	Total	year	1-2 years	2-3 years	years

	(RMB in thousands)
Contractual Obligations:
Operating lease obligations (1)	74,284,767	16,425,020	16,829,056	15,561,821	25,468,870
Short-term borrowings	71,938,127	71,938,127	—	—	—

Note:

(1)	Operating lease obligations represent our obligations for office premises, which include all future cash outflows under ASC Topic 842, Leases. Please see “Leases” under Note 2 to our audited consolidated financial statements

In 2022, we committed to invest US$10,000,000 in a VC fund and US$5,000,000 had been made during 2022, the remaining capital contribution would be made depending on the fund’s investment plans.

Payables to investors and instutiaonal funding partners have been excluded from the table above. We will make such payments to the investors and instutiaonal funding partners if and when we receive the related loan payments from borrowers.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees other than the financial guarantee derivatives related to certain financial institutional cooperators as of December 31, 2022.

5.G. Safe harbor

See “Forward-Looking Information.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Yue (Justin) Tang	52	Chief Executive Officer, Chairman
Shaoyong (Simon) Cheng	53	Vice Chairman, Director
Kan (Kent) Li	49	President, Director, Chief Risk Officer
Ding (Gardon) Gao	36	Chief Technology Officer
Frank Fuya Zheng	56	Chief Financial Officer
Shengwen Rong	54	Independent Director
Zheng Xue	52	Independent Director
Longgen Zhang	58	Independent Director

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

6.B. Compensation

Compensation

For the fiscal year ended December 31, 2022, the aggregate cash compensation and benefits that we paid to our directors and executive officers was approximately RMB6.0 million (US$0.8 million). No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

On January 25, 2015, we granted 13,843,645 stock options to employees and executives. On June 29, 2015, we granted 630,000 stock options to certain employees, directors and officers. On May 3, 2016, we granted 7,425,000 stock options to certain employees, directors and officers. On October 11, 2017, we granted 16,616,000 stock options to certain employees and senior management. On April 30, 2018, we granted 841,054 stock options to certain employees and senior management. On May 9, 2018, we granted 40,000,000 stock options to certain senior management. The exercise price of such 40,000,000 stock options is US$4.75, the offering price per share of our initial public offering, and such options have become exercisable upon the completion of our initial public offering and in accordance with the vesting schedule, which is specified in the relevant award agreement. On October 31, 2018, we granted 475,000 stock options to certain employees. On April 15, 2019, we granted 150,000 restricted stock units to certain directors, which are subject to the vesting schedule specified in the relevant award agreement. On April 30, 2019, we granted 155,000 stock options to certain employees. On November 20, 2019, we granted 1,789,400 restricted stock units to certain employees. On August 13, 2019 and November 20, 2019, the Board of Directors decided to cancel 1,500,000 and 250,000 of unvested options of certain senior managements and concurrently granted 1,500,000 and 250,000 of restricted stock units as replacement awards to the senior managements. On January 21, 2020, we granted 4,600,000 restricted stock units to certain employees and officers. On April 30, 2020, we granted 673,300 restricted stock units to certain employees. On October 31, 2020, we granted 550,000 restricted stock units to certain employees. On November 10, 2021, we granted 26,657,998 restricted stock units to certain senior managements and employees. On November 10, 2021, the Board of Directors decided to cancel 9,429,984 of unvested share options granted to certain senior management. On March 3, 2022, the Board of Directors of granted 810,000 restricted stock units to certain directors.

The table below summarizes, as of the date of this annual report, the awards we have granted (excluding those cancelled, forfeited or expired) to our directors and executive officers.

		Ordinary Shares				Option
		Underlying	Option Exercise			Expiration
Name	Position	Options Awarded	Price		Grant Date	Date
Yue (Justin) Tang	Chief Executive	3,803,645	US$	0.04	January 25, 2015	January 24, 2025
	Officer and
	Director
		24,000,000	US$	4.75	May 9, 2018	May 8, 2023
		6,000,000	US$	0	November 10, 2021	November 10, 2031
Shaoyong (Simon) Cheng	Vice Chairman and	*	US$	0.04	May 3,2016	May 2, 2026
	Director
		*	US$	0.04	October 11,2017	October 10,2027
		*	US$	4.75	May 9,2018	May 8,2023
		*	US$	0	January 21,2020	January 19,2030
Ding (Gardon) Gao	Chief Technology	*	US$	0.04	January 25,2015	January 24,2025
	Officer
		*	US$	0.04	October 11,2017	October 10,2027
		*	US$	4.75	May 9,2018	May 8,2023
Frank Fuya Zheng	Chief Financial Officer	*	US$	0	October 31,2020	October 30,2030
		*	US$	0	November 10, 2021	November 10, 2031
Kan (Kent) Li	President,	*	US$	0.04	May 3,2016	May 2,2026
	Chief Risk Officer and	*	US$	1.575	October 11,2017	October 10,2027
	Director	*	US$	4.75	May 9,2018	May 8,2023
		*	US$	0	January 21,2020	January 19,2030
		*	US$	0	November 10, 2021	November 10, 2031
Shengwen Rong	Independent Director	*	US$	0	April 15,2019	—
		*	US$	0	March 3, 2022	—
Zheng Xue	Independent Director	*	US$	0	April 15,2019	—
		*	US$	0	March 3, 2022	—
Longgen Zhang	Independent Director	*	US$	0	April 15,2019	—
		*	US$	0	March 3, 2022	—
*	Less than 1% of our total outstanding shares.

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

6.D. Employees

As of December 31, 2022, we had a total of 461 employees based in China. The following table sets forth the breakdown of our employees as of December 31, 2022 by function:

	As of December 31, 2022
	Number of Employee	% of Total Employees
Technology Development	206	45%
Financial Products	140	30%
Risk Management	38	8%
General Management	72	16%
Marketing	5	1%
Total	461	100%

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

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2023, by:

●	each of our directors and executive officers;
●	all of our directors and executive officers as a group; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 288,900,553 ordinary shares issued and outstanding as of March 31, 2023 comprised of 191,300,553 Class A ordinary shares and 97,600,000 Class B ordinary shares.

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

Ordinary Shares Beneficially Owned as of March 31, 2022
Percentage of
					total ordinary	Percentage of
					shares on an as	aggregate
	Class A ordinary share		Class B ordinary share		converted basis	voting power**
	Number	%	Number	%
Directors and Executive Officers:
Yue (Justin) Tang(1)	9,385,196	4.91%	97,600,000	100.00%	37.03%	91.51%
Shaoyong (Simon) Cheng	*	*	—	—	*	*
Ding (Gardon) Gao	*	*	—	—	*	*
Frank Fuya Zheng	*	*	—	—	*	*
Kan (Kent) Li	*	*	—	—	*	*
Shengwen Rong	*	*	—	—	*	*
Zheng Xue	*	*	—	—	*	*
Longgen Zhang	*	*	—	—	*	*
All directors and executive officers as a group	9,385,196	4.91%	97,600,000	100.00%	37.03%	91.51%
Principal Shareholders:
Mangrove Coast Investment Limited(1)	9,385,196	4.91%	97,600,000	100.00%	37.03%	91.51%
Dragon Destiny Limited(2)	27,113,806	14.17%	—	—	9.39%	1.27%
Pine Cove Global Limited(3)	20,000,000	10.45%	—	—	6.92%	0.93%
*	Less than 1% of our total outstanding shares.
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

(1)	Represents (i) 97,600,000 Class B ordinary shares held by Mangrove Coast Investment Limited, a British Virgin Islands company controlled by Mangrove Coast Trust, (ii) 5,303,645 Class A ordinary shares held by Mr. Yue (Justin) Tang, and (iii) 1,562,024 Class A ordinary shares in the form of 260,337 ADSs and 2,519,527 Class A ordinary shares held by Purple Mountain Holding Ltd., which is ultimately controlled by Mr. Yue (Justin) Tang. The registered address of Mangrove Coast Investment Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. Mangrove Coast Trust is a trust established under the laws of Bahamas and managed by RHONE TRUSTEES (BAHAMAS) LTD. as the trustee. Mr. Yue (Justin) Tang is the settlor of the trust and Mr. Tang and his family members are the trust’s beneficiaries. The registered address of Purple Mountain Holding Ltd. is at Ellen Skelton Building, 3076 Sir Francis Darke Highway, Road Reef, P.O. Box 765, Road Town, Tortola VG 1110, British Virgin Islands.
(2)	Represents 27,113,806 Class A ordinary shares held by Dragon Destiny Limited, a British Virgin Islands company wholly owned by Chung Kiu Cheung. The registered address of Dragon Destiny Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(3)	Represents 20,000,000 Class A ordinary shares held by Pine Cove Global Limited, a British Virgin Islands company wholly owned by Nexus Asia Growth Fund SPC and ultimately controlled by David Fung. The registered address of Pine Cove Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B. Related Party Transactions

Transactions with Jiangxi Ruijing

In 2019, we purchased earnings rights of two loans from Jiangxi Ruijing. The considerations paid amounted to RMB100.0 million and RMB280.0 million, respectively, which equal to the principal amounts of the underlying loans. The former loan had been fully repaid by the end of 2020, and the interest rate applied is 15.6%. The latter loan had been fully repaid in January 2022, and the interest rate applied is 8%. The associated interest income amounted to RMB28.8 million, RMB17.3 million and RMB0.4 million (US$0.06 million) in 2020, 2021 and 2022, respectively.

Transactions with a financing guarantee company

In 2021, we entered into agreements with a financing guarantee company, which is a wholly-owned subsidiary of our equity investee obtained in 2020 and disposed in 2022. The equity investee is controlled by our senior management’s family member.

This financing guarantee company provides guarantee service for an identified portfolio of loans we facilitated and charges borrowers a guarantee fee, a portion of which will be subsequently paid to us as the service fee for the intermediary service we provide. During the year of 2021 and 2022, this financing guarantee company provided guarantee service for 5.9% and 29.6% of the total loans we facilitated and provided. We recognized total net revenue of RMB78.8 million and RMB542.7 million (US$78.7 million) during the year of 2021 and 2022 in connection with the service fees of facilitation service for loans that covered by this financing guarantee company. As of December 31, 2021 and 2022, contract assets balance amounted to RMB66.8 million and RMB314.0 million (US$45.5 million), respectively.

Transactions with a controlled entity of Mr. Yue (Justin)Tang

As of December 31, 2021 and 2022, dividend receivable of RMB15.0 million and RMB15.0 million (US$2.2 million) will be subsequently collected from the nominal shareholder of Jiangxi Ruijing, the nominal shareholder is controlled by Mr. Yue (Justin) Tang.

Transactions with Shenyang Tianxinhao Technology Limited

In 2021, we provided a loan of RMB150.0 million to an associate of us, Shenyang Tianxinhao Technology Limited. The loan had been fully repaid in 2021, and the monthly interest rate applied is 0.5%. The associated interest income amounted to RMB0.75 million in 2022.

Transactions with Newup Bank of Liaoning

In 2022, we entered into agreements with Newup Bank of Liaoning (“Newup Bank”), according to which we charge service fees directly from Newup Bank for the intermediary service we provide.

We recognized total net revenue of RMB13.1 million (US$1.9 million) during the year of 2022 in connection with the service fees of facilitation service for loans. As of December 31, 2022, contract assets balance amounted to RMB13.9 million (US$2.0 million).

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

On November 26, 2019, a putative class action complaint captioned Shivakumar Ningappa v. X Financial, et al., No. 657033/2019, was filed in the Supreme Court of the State of New York, New York County against the Company, certain of our officers and directors, and the underwriters of our initial public offering, asserting violations of the Securities Act of 1933 based on our September 2018 initial public offering. Two additional lawsuits were subsequently filed in the same court, containing substantially identical allegations. On February 5, 2020, all three lawsuits were consolidated under the caption “In re X Financial Securities Litigation,” No. 657033/2019, and a consolidated amended complaint (the “CAC”) was filed on February 14, 2020. On May 11, 2020, we filed a motion to dismiss the CAC in its entirety. On February 8, 2022, the matter was reassigned to a new judge. Following such reassignment, oral argument on Defendants’ motion to dismiss was scheduled for July 12, 2022. On November 1, 2022, the Supreme Court of the State of New York ordered that the motions to dismiss were granted.

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

Voting Rights. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. A resolution put to the vote of the general meeting shall be decided on the vote of the requisite majority pursuant to a poll of the shareholders. An ordinary resolution to be passed at the general meeting of shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our second amended and restated memorandum and articles of association.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of ordinary share unless

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, December 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

For the period from the date that the F-1 Registration Statement was declared effective by the SEC to December 31, 2022, we used the net proceeds from our initial public offering for as follows:

●	Approximately US$14.8 million for dividend distribution;
●	Approximately US$30.0 million for capital contributions to our PRC subsidiary; and
●	Approximately US$6.5 million for general corporate purposes.
●	Approximately US$18.2 million for repurchasing ADSs and Class A ordinary shares from market, including open market transactions and privately negotiated transactions.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were ineffective, due to the material weaknesses in internal control over financial reporting identified below, in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

(b)	Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP, and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control--Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2022, due to the material weaknesses in internal control over financial reporting identified below.

(c)	Internal Control over Financial Reporting

In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2020 and 2021, we and our successor independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. We implemented a number of measures to address those three material weaknesses that were identified. The details of those three material weaknesses and measures to address the material weaknesses are shown below. Since we have partially completed our remedial measures, we and our independent registered public accounting firm evaluated that one material weakness in our internal control over financial reporting remained as of December 31, 2022, which related to insufficient financial reporting and accounting technical resources with sound US GAAP knowledge related certain technical areas.

Regarding the material weakness that still remained as of December 31, 2022, we have implemented a number of measures to address it in connection with the audits of our financial statements for the period from the inception date to December 31, 2022. As of the date of this annual report, progress has been made to remediate our material weakness and remediation measures are to be further implemented and executed.

(d)	Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm yet because the Company is an emerging growth company.

(e)	Changes in Internal Control over Financial Reporting

In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2020 and 2021, we and our successor independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that had been identified as of December 31, 2020 and 2021 related to (1) our lack of sufficient skilled staff with U.S. GAAP knowledge and SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; (2) our internal audit function is still in the process of establishing formal risk assessment process and internal control framework; and (3) there was not adequate management oversight of accounting activities in relating to certain tax practices to conform to the U.S. GAAP.

In 2022, we implemented a number of measures to address above material weakness that were identified including:

Lack of sufficient skilled staff with U.S. GAAP knowledge and SEC reporting knowledge

(1)	We have engaged two staff with AICPA certificates and US GAAP working experience to be in charge of US GAAP financial statement preparation and SEC reporting.
(2)	We have formalized and updated a set of comprehensive US GAAP accounting and reporting manual, and maintained a set of templates for streamlining US GAAP financial reporting process.
(3)	We keep updated on the SEC / FASB / PCAOB developments, and provide related technical trainings periodically to our accounting personnel for enhancing accounting skills.

Our internal audit function is still in the process of establishing formal risk assessment process and internal control framework

(1)	We formed an internal control management team, and seperated the responsibilities between internal control function and internal audit function.
(2)	We established internal control management policies, implemented internal control framework, and streamlined the annual internal control assessment process.
(3)	We also planned and performed the year 2022 internal control assessment applying the new risk assessment and internal control framework.

Management oversight of accounting activities in relating to certain tax practices to conform to the U.S. GAAP.

The accounting activities in relating to certain tax practices to conform to the U.S. GAAP has been prepared and oversighted by our AICPA certified staff and management with U.S. GAAP reporting experience. We also involved professional accounting consulting firms to support our tax review.

Based on an assessment performed by our management on the performance of the above mentioned remediation measures, we determined that all material weaknesses as stated above have been remedied, except for the material weakness that insufficient financial reporting and accounting technical resources with sound US GAAP knowledge related certain technical areas still remained as of December 31, 2022.

Other than those described above. there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by rendered by KPMG Huazhen LLP, our principal external auditor, and other firms in the KPMG Network for the periods indicated.

	Year Ended December 31,
	2021	2022
Services	RMB	RMB

	(in thousands)
Audit Fees(1)	9,569	11,048
Total	9,569	11,048
(1)	Audit Fees. Audit fees mean the aggregate fees for each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

The policy of our audit committee is to pre-approve all professional services provided by KPMG Huazhen LLP, including audit and non-audit services. All of the services of KPMG Huazhen LLP for 2021 and 2022 described above were in accordance with the audit committee pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In March 2022, our board of directors has approved a share repurchase plan under which we may repurchase up to US$15 million worth of its Class A ordinary shares in the form of ADSs over the next eighteen months, effective until September 2023. The size of the Share Repurchase Program was increased to US$20 million and US$30 million on September 26, 2022, and November 16, 2022, and was authorized to repurchase Class A ordinary shares. As of the date of December 31, 2021, the Company had repurchased an aggregate of 266,882 ADSs and 46,487,276 Class A ordinary shares for a total consideration of US$21.1 million.

The table below sets forth the details of our purchases of our own equity securities during the year ended December 31, 2022.

				(d) Maximum
				Approximate U.S.
			(c) Total Number of	dollar Value of ADS
	(a) Total Number	(b) Average	ADS Purchased as Part	that May Yet Be
	of ADS	Price Paid per	of Publicly Announced	Purchased Under the
	Purchased	ADS(1)	Plan	Plan
		($)		($)
Period
May 1 — May 31, 2022	10,800	2.81	10,800	14,969,316
June 1 — June 30, 2022	163,289	2.80	163,289	14,507,828
August 1 — August 31, 2022	4,718,026	2.75	4,718,026	1,532,401
September 1 — September 30, 2022	26,358	2.37	26,358	6,469,221
October 1 — October 31, 2022	1,647,847	2.75	1,647,847	1,937,603
November 1 —November 30, 2022	19,120	2.13	19,120	11,896,395
December 1 —December 31, 2022	1,429,321	2.09	1,429,321	8,915,034
(1)	Average price paid per ADS repurchased is the execution price, excluding commissions paid to brokers.
(2)	Represented the repurchase of Class A ordinary shares and ADSs.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The disclosure called for by paragraph (a) of this Item 16F was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in “Item 16.F. Change in Registrant’s Certifying Accountant” of our annual report on Form 20-F for the fiscal year ended December 31, 2019 filed with the SEC on June 4, 2020.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing six Class A ordinary shares, are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. We opt to follow home country practice with respect to the frequency of holding annual general meeting of shareholders. We opt to follow home country practice specified by the New York Stock Exchange. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange.

Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a majority of the board consisting of independent directors and have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Act (Revised) of the Cayman Islands, our home country. Currently, our board of directors is composed of six members, only three of whom satisfy the requirements for an “independent director” under Section 303A of the NYSE Manual. In addition, the NYSE Manual requires shareholder approval for issuance of securities in certain situations, which is not required under the Cayman Islands law. We intend to follow the home country practice and the applicable laws in determining whether shareholder approval is required.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

(a)Please see the Supplemental Submission pursuant to Item 16I(a) of Form 20-F, which has been furnished as Exhibit 99.2 to this annual report.

(b)For the fiscal year ended December 31, 2021, KPMG Huazhen LLP, which was a registered public accounting firm that the PCAOB determined in December 2021 that it was unable to inspect or investigate completely because of the positions taken by the PRC authorities, issued an audit report for us, and such audit report was included in our annual report on Form 20-F for the fiscal year ended December 31, 2021. On May 26, 2022, we were conclusively identified by the SEC as an SEC-identified issuer pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)). The PCAOB vacated its 2021 determinations in December 2022, and as a result, KPMG Huazhen LLP, which issued an audit report included in this annual report, is no longer a registered public accounting firm that the PCAOB determines it is unable to inspect or investigate completely because of the positions taken by an authority in any foreign jurisdiction.

Our company is incorporated in the Cayman Islands. The VIEs and other operating entities being consolidated in our financial statements, or the consolidated foreign operating entities, are incorporated or otherwise organized in the PRC.

To the best of our knowledge, no governmental entity in the PRC or the Cayman Islands owns any shares of our company or any of the consolidated foreign operating entities.

To the best of our knowledge, no governmental entity in the PRC (i.e. the applicable foreign jurisdiction with respect to KPMG Huazhen LLP) has a controlling financial interest with respect to our company or any of the consolidated foreign operating entities.

No member of the board of directors of our company or any of the consolidated foreign operating entities is any official of the Chinese Communist Party.

Neither our memorandum nor our memorandum and articles of association nor the articles of incorporation (or equivalent organizing document) of the consolidated foreign operating entities contains any charter of the Chinese Communist Party.

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

4.27*	Exclusive Business Cooperation Agreement between Xiaoying (Beijing) Information Technology Co., Ltd. and Shenzhen Xintang Information Consulting Co., Ltd., (English Translation) dated December 9, 2022
4.28*

Shareholders’ Voting Rights Proxy Agreement concerning Shenzhen Xintang Information Consulting Co., Ltd., between Shenzhen Lelebu Information Consulting Co., Ltd. and Xiaoying (Beijing) Information Technology Co., Ltd., (English Translation) dated December 9, 2022

4.29*

Equity Pledge Agreement concerning Shenzhen Xintang Information Consulting Co., Ltd., between Shenzhen Lelebu Information Consulting Co., Ltd. and Xiaoying (Beijing) Information Technology Co., Ltd., (English Translation) dated December 9, 2022

4.30*

Exclusive Call Option Agreement concerning Shenzhen Xintang Information Consulting Co., Ltd., between Shenzhen Lelebu Information Consulting Co., Ltd. and Xiaoying (Beijing) Information Technology Co., Ltd., (English Translation) dated December 9, 2022

4.34

Shenzhen Gamma Capital Management Co., Ltd.’s Power of Attorney authorizing Xiaoying (Beijing) Information Technology Co., Ltd. to exercise certain rights dated July 2018 (English Translation) (incorporated by reference to Exhibit 4.34 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities and Exchange Commission on June 4, 2020)

4.35

Tripartite Cooperation Agreement among ZhongAn Online P&C Insurance Co., Ltd., Shenzhen Xiaoying Puhui Technology Co., Ltd. and Shenzhen Tangren Financing Guarantee Co., Ltd. dated November 8, 2019 (English Translation) (incorporated by reference to Exhibit 4.35 of our Annual Report on Form 20 F (File No. 001 38652) filed with the Securities and Exchange Commission on May 14, 2021)

4.36

Security Deposit Pledge Agreement between ZhongAn Online P&C Insurance Co., Ltd. and Shenzhen Tangren Financing Guarantee Co., Ltd. dated December 23, 2019 (English Translation) (incorporated by reference to Exhibit 4.36 of our Annual Report on Form 20 F (File No. 001 38652) filed with the Securities and Exchange Commission on May 14, 2021)

4.37

Supplemental Agreement to Security Deposit Pledge Agreement between ZhongAn Online P&C Insurance Co., Ltd. and Shenzhen Tangren Financing Guarantee Co., Ltd. dated July 8, 2020 (English Translation) (incorporated by reference to Exhibit 4.37 of our Annual Report on Form 20 F (File No. 001 38652) filed with the Securities and Exchange Commission on May 14, 2021)

4.38

Security Deposit Pledge Agreement between ZhongAn Online P&C Insurance Co., Ltd. and Shenzhen Xiaoying Puhui Technology Co., Ltd. dated June 19, 2020 (English Translation) (incorporated by reference to Exhibit 4.38 of our Annual Report on Form 20 F (File No. 001 38652) filed with the Securities and Exchange Commission on May 14, 2021)

4.39

Supplemental Agreement to Security Deposit Pledge Agreement between ZhongAn Online P&C Insurance Co., Ltd. and Shenzhen Xiaoying Puhui Technology Co., Ltd. dated June 19, 2020 (English Translation) (incorporated by reference to Exhibit 4.39 of our Annual Report on Form 20 F (File No. 001 38652) filed with the Securities and Exchange Commission on May 14, 2021)

8.1*	List of subsidiaries, VIEs and subsidiaries of the VIEs of the Registrant

Exhibit Number	Description of Document

10.1

Share Purchase Agreement dated November 1, 2021 (English Translation) (incorporated by reference to Exhibit 10.1 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities Exchange Commission on April 28, 2022)

10.2

Shareholder Agreement dated November 1, 2021 (English Translation) (incorporated by reference to Exhibit 10.2 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities Exchange Commission on April 28, 2022)

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

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
15.2

Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP (incorporated by reference to Exhibit 15.3 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities and Exchange Commission on June 4, 2020)

99.1

Consolidated Financial Statements of Shenyang Tianxinhao Technology Limited as of December 31, 2021 (incorporated by reference to Exhibit 99.1 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities and Exchange Commission on April 28, 2022)

99.2*	Supplemental Submission Pursuant to Item 16I(a) of Form 20-F
99.3*	Consent of Han Kun Law Offices
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104**	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*    Filed herewith

**  Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

X Financial

	By:	/s/ Yue (Justin) Tang
Name: Yue (Justin) Tang
Title: Chief Executive Officer and Chairman

Date: April 27, 2023

X FINANCIAL

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

X Financial:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of X Financial and its subsidiaries and variable interest entities (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement Schedule I (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

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

We have served as the Company’s auditor since 2020.

/s/ KPMG Huazhen LLP

Shenzhen, China

April 27, 2023

X FINANCIAL

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2021 AND 2022

		As of
		December 31,	As of December 31,
	Notes	2021	2022	2022
		RMB	RMB	US$
ASSETS
Cash and cash equivalents		584,762,494	602,270,607	87,321,030
Restricted cash (including RMB212,812,257 and RMB398,439,250 from Consolidated Trusts and Partnerships as of December 31, 2021 and 2022, respectively)		407,276,342	404,689,250	58,674,426
Accounts receivable and contract assets, net of allowance of RMB25,867,957 and RMB21,875,166 as of December 31, 2021 and 2022, respectively (including RMB8,335,518 and RMB37,262,868 from Consolidated Trusts and Partnerships as of December 31, 2021 and 2022, respectively)	2(l)	747,480,118	1,161,911,740	168,461,367
Loans receivable from Xiaoying Credit Loans and other loans, net (including RMB1,622,699,799 and RMB2,771,927,123 from Consolidated Trusts and Partnerships as of December 31, 2021 and 2022, respectively)	2(m)	2,484,072,931	3,810,393,225	552,455,087
Loan receivable from Xiaoying Housing Loans, net	2(o)	12,083,317	10,061,258	1,458,745
Loans at fair value (including RMB389,679,352 and RMB120,279,612 from Consolidated Trusts and Partnerships as of December 31, 2021 and 2022, respectively)	3	389,679,352	120,279,612	17,438,904
Deposits to institutional cooperators, net	5	1,500,406,750	1,770,317,425	256,671,899
Prepaid expenses and other current assets, net (including RMB7,889,836 and RMB5,073,797 from Consolidated Trusts and Partnerships as of December 31, 2021 and 2022, respectively)	4	213,127,478	71,082,341	10,305,971
Financial guarantee derivative	3	11,816,799	—	—
Deferred tax assets, net	14	274,868,534	88,428,436	12,820,918
Long-term investments	10	560,038,353	495,994,880	71,912,498
Financial investments	9	82,843,800	192,619,850	27,927,253
Property and equipment, net	6	6,188,262	5,861,360	849,817
Intangible assets, net	7	36,816,984	36,549,922	5,299,241
Other non-current assets		31,277,378	67,203,542	9,743,598
TOTAL ASSETS		7,342,738,892	8,837,663,448	1,281,340,754
LIABILITIES
Payable to investors and institutional funding partners at amortized cost (including RMB1,466,068,260 and RMB2,627,910,203 from the Consolidated VIEs, Trusts and Partnerships, without recourse to the company as of December 31, 2021 and 2022, respectively)		1,487,378,613	2,627,910,203	381,011,164
Payable to investors at fair value (including RMB462,714,400 and RMB141,288,810 from the Consolidated VIEs, Trusts and Partnerships, without recourse to the Company as of December 31, 2021 and 2022, respectively)	3	462,714,400	141,288,810	20,484,952
Financial guarantee derivative (including RMB565,953,269 and RMB107,890,394 from the Consolidated VIEs, Trusts and Partnerships, without recourse to the Company as of December 31, 2021 and 2022, respectively)	3	565,953,269	107,890,394	15,642,637
Short-term borrowings (including nil and RMB20,000,000 from the Consolidated VIEs, Trusts and Partnerships, without recourse to the Company as of December 31, 2021 and 2022, respectively)	8	166,500,000	70,208,800	10,179,319
Accrued payroll and welfare (including RMB8,959,248 and RMB12,047,490 from the Consolidated VIEs, Trusts and Partnerships, without recourse to the Company as of December 31, 2021 and 2022, respectively)		44,605,137	63,681,358	9,232,929
Other taxes payable (including RMB100,333,129 and RMB123,105,603 from the Consolidated VIEs, Trusts and Partnerships, without recourse to the Company as of December 31, 2021 and 2022, respectively)		219,545,929	255,690,734	37,071,671
Income taxes payable (including RMB8,189,833 and income taxes receivable of RMB1,870,729 from the Consolidated VIEs, Trusts and Partnerships, without recourse to the Company as of December 31, 2021 and 2022, respectively)	14	117,148,450	270,088,963	39,159,219
Deposit payable to channel cooperators	2(v)	21,012,235	19,700,235	2,856,266
Accrued expenses and other current liabilities (including RMB85,485,440 and RMB102,148,275 from the Consolidated VIEs, Trusts and Partnerships, without recourse to the Company as of December 31, 2021 and 2022, respectively)	11	268,966,550	476,034,533	69,018,520
Other non-current liabilities (including nil and RMB1,937,009 from the Consolidated VIEs, Trusts and Partnerships, without recourse to the Company as of December 31, 2021 and 2022, respectively)		12,019,348	51,193,049	7,422,294
Deferred tax liabilities	14	—	721,677	104,633
TOTAL LIABILITIES		3,365,843,931	4,084,408,756	592,183,604
Commitments and Contingencies (Note 18)
Equity:
Common shares (US$0.0001 par value; 1,000,000,000 shares authorized as of December 31, 2021 and 2022; 329,117,943 and 329,117,943 shares issued as of December 31, 2021 and 2022; 329,117,943 and 287,918,569 shares outstanding as of December 31, 2021 and 2022)		206,793	206,793	29,982
Treasury stock (nil and 41,199,374 shares as of December 31, 2021 and 2022)		—	(124,596,781)	(18,064,835)
Additional paid-in capital		3,159,522,737	3,191,193,773	462,679,606
Retained earnings		810,855,877	1,622,852,316	235,291,468
Other comprehensive income		6,309,554	63,598,591	9,220,929
Total X Financial shareholders’ equity		3,976,894,961	4,753,254,692	689,157,150
Non-controlling interests		—	—	—
TOTAL EQUITY		3,976,894,961	4,753,254,692	689,157,150
TOTAL LIABILITIES AND EQUITY		7,342,738,892	8,837,663,448	1,281,340,754

The accompanying notes are an integral part of these consolidated financial statements.

X FINANCIAL

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
	Notes	2020	2021	2022	2022
		RMB	RMB	RMB	US$
Net revenues
Loan facilitation service—Direct Model		1,266,532,773	2,545,431,636	2,044,343,554	296,401,954
Loan facilitation service—Intermediary Model		41,372,812	161,313	-	-
Post-origination service		203,841,829	315,590,118	372,450,606	54,000,262
Financing income		612,863,477	671,901,495	966,277,466	140,097,063
Other revenue		68,346,567	93,380,543	179,878,489	26,079,929
Total net revenue	2(d)	2,192,957,458	3,626,465,105	3,562,950,115	516,579,208
Operating costs and expenses
Origination and servicing		2,071,506,464	1,963,006,006	2,126,741,766	308,348,571
General and administrative		179,225,336	187,859,411	171,523,720	24,868,602
Sales and marketing		35,629,022	20,829,534	15,448,209	2,239,780
(Reversal of) provision for contingent guarantee liabilities	12	880,948	(24,284)	(14,000,000)	(2,029,809)
Provision for accounts receivable and contract assets	2(l)	121,485,215	77,247,810	21,835,625	3,165,868
(Reversal of) provision for loan receivable from Xiaoying Housing Loans	2(o)	17,993,570	(377,559)	(6,066,176)	(879,513)
Provision for loans receivable from Xiaoying Credit Loans and other loans	2(m)	227,210,026	76,395,168	164,641,879	23,870,829
Impairment losses on deposits to institutional cooperators:	5
(Reversal of) provision for credit losses on deposits to institutional cooperators		10,318,117	(8,291,421)	1,295,879	187,885
Impairment loss on deposits to institutional cooperators		960,000,000	—	—	—
Reversal of provision of credit losses for other financial assets		(975,040)	(1,223,360)	(764,600)	(110,857)
Total operating expenses		3,623,273,658	2,315,421,305	2,480,656,302	359,661,356
Income (Loss) from operations		(1,430,316,200)	1,311,043,800	1,082,293,813	156,917,852
Interest income (expenses), net		21,724,308	19,709,140	3,756,232	544,602
Foreign exchange gain (loss)		15,398,932	5,147,137	(19,962,949)	(2,894,356)
Income (loss) from financial investments	9	—	—	20,900,025	3,030,219
Impairment losses on financial investments	9	—	—	(8,874,750)	(1,286,718)
Impairment losses on long-term investments	10	—	—	(26,865,733)	(3,895,165)
Change in fair value of financial guarantee derivative	3	(163,670,115)	(170,338,993)	137,654,096	19,957,968
Fair value adjustments related to Consolidated Trusts	3	(57,380,274)	(7,266,784)	(6,168,307)	(894,320)
Other income (loss), net		12,709,213	32,506,084	40,723,863	5,904,406
Income (Loss) before income taxes and gain (loss) from equity in affiliates		(1,601,534,136)	1,190,800,384	1,223,456,290	177,384,488
Income tax benefit (expense)	14	299,878,635	(368,735,701)	(389,357,613)	(56,451,548)
Gain (loss) from equity in affiliates, net of tax	10	(6,805,940)	3,341,862	(22,102,238)	(3,204,523)
Net income (loss)		(1,308,461,441)	825,406,545	811,996,439	117,728,417
Less: net gain (loss) attributable to non-controlling interests		41,134	(478)	—	—
Net income (loss) attributable to X Financial		(1,308,502,575)	825,407,023	811,996,439	117,728,417
Net income (loss)		(1,308,461,441)	825,406,545	811,996,439	117,728,417
Other comprehensive income (loss), net of tax of nil:
Gain from equity in affiliates		—	—	204,444	29,642
Foreign currency translation adjustments		(46,041,729)	(14,749,519)	57,084,593	8,276,488
Comprehensive income (loss)		(1,354,503,170)	810,657,026	869,285,476	126,034,547
Less: comprehensive income (loss) attributable to non-controlling interests		41,134	(478)	—	—
Comprehensive income (loss) attributable to X Financial		(1,354,544,304)	810,657,504	869,285,476	126,034,547
Net income (loss) per share—basic	15	(4.07)	2.51	2.57	0.37
Weighted average number of ordinary shares outstanding—basic		321,236,089	329,230,273	316,444,826	316,444,826
Net income (loss) per share—diluted	15	(4.07)	2.45	2.52	0.37
Weighted average number of ordinary shares outstanding—diluted		321,236,089	336,881,082	322,403,387	322,403,387

The accompanying notes are an integral part of these consolidated financial statements.

X FINANCIAL

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

					Retained	Accumulated	Equity
		Common	Treasury		earnings	other	attributable	Non-
	Common	share	stock	Additional	(Accumulated	comprehensive	to	controlling	Total
	share	amount	amount	paid-in capital	deficit)	income	X Financial	Interests	equity
	number	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance at December 31, 2019	320,667,943	201,240	—	2,987,363,137	1,311,194,007	67,100,802	4,365,859,186	1,246,482	4,367,105,668
Cumulative effect of accounting change (1)	—	—	—	—	(17,242,578)	—	(17,242,578)	—	(17,242,578)
Balance at January 1, 2020	320,667,943	201,240	—	2,987,363,137	1,293,951,429	67,100,802	4,348,616,608	1,246,482	4,349,863,090
Issuance of new shares	2,700,000	1,806	—	(1,806)	—	—	—	—	—
Exercise of share option	—	—	—	612,530	—	—	612,530	—	612,530
Cancellation of shares	(250,000)	(176)	—	(68,760)	—	—	(68,936)	—	(68,936)
Share-based compensation (Note 16)	—	—	—	80,140,138	—	—	80,140,138	—	80,140,138
Net income (loss)	—	—	—	—	(1,308,502,575)	—	(1,308,502,575)	41,134	(1,308,461,441)
Foreign currency translation adjustments	—	—	—	—	—	(46,041,729)	(46,041,729)	—	(46,041,729)
Balance at December 31, 2020	323,117,943	202,870	—	3,068,045,239	(14,551,146)	21,059,073	3,074,756,036	1,287,616	3,076,043,652
Issuance of new shares	6,000,000	3,923	—	(3,923)	—	—	—	—	—
Exercise of share option	—	—	—	2,959,511	—	—	2,959,511	—	2,959,511
Share-based compensation (Note 16)	—	—	—	88,434,772	—	—	88,434,772	—	88,434,772
Acquisition of non-controlling interest	—	—	—	87,138	—	—	87,138	(1,287,138)	(1,200,000)
Net income (loss)	—	—	—	—	825,407,023	—	825,407,023	(478)	825,406,545
Foreign currency translation adjustments	—	—	—	—	—	(14,749,519)	(14,749,519)	—	(14,749,519)
Balance at December 31, 2021	329,117,943	206,793	—	3,159,522,737	810,855,877	6,309,554	3,976,894,961	—	3,976,894,961
Repurchase of common shares	(48,088,568)	—	(146,740,902)	—	—	—	(146,740,902)	—	(146,740,902)
Transfer to employee stock ownership plans	6,889,194	—	22,144,121	(22,144,121)	—	—	—	—	—
Exercise of share option	—	—	—	277,342	—	—	277,342	—	277,342
Share-based compensation (Note 16)	—	—	—	53,537,815	—	—	53,537,815	—	53,537,815
Net income	—	—	—	—	811,996,439	—	811,996,439	—	811,996,439
Gain from equity in affiliates	—	—	—	—	—	204,444	204,444	—	204,444
Foreign currency translation adjustments	—	—	—	—	—	57,084,593	57,084,593	—	57,084,593
Balance at December 31, 2022	287,918,569	206,793	(124,596,781)	3,191,193,773	1,622,852,316	63,598,591	4,753,254,692	—	4,753,254,692

					Retained	Accumulated	Equity
		Common	Treasury		earnings	other	attributable	Non-
	Common	share	stock	Additional	(Accumulated	comprehensive	to	controlling	Total
	share	amount	amount	paid-in capital	deficit)	income	X Financial	interests	equity
	number	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Balance at December 31, 2021	329,117,943	29,982	—	458,087,737	117,563,051	914,799	576,595,569	—	576,595,569
Repurchase of common shares	(48,088,568)	—	(21,275,431)	—	—	—	(21,275,431)	—	(21,275,431)
Transfer to employee stock ownership plans	6,889,194	—	3,210,596	—	—	—	—	—	—
Exercise of share option	—	—	—	40,211	—	—	40,211	—	40,211
Share-based compensation (Note 16)	—	—	—	7,762,254	—	—	7,762,254	—	7,762,254
Net income	—	—	—	—	117,728,417	—	117,728,417	—	117,728,417
Gain from equity in affiliates	—	—	—	—	—	29,642	29,642	—	29,642
Foreign currency translation adjustments	—	—	—	—	—	8,276,488	8,276,488	—	8,276,488
Balance at December 31, 2022	287,918,569	29,982	(18,064,835)	462,679,606	235,291,468	9,220,929	689,157,150	—	689,157,150
(1)	The Group adopted ASU 2016-13 on January 1, 2020. See Note 2 (Summary of Significant Accounting Policies) for more information.

The accompanying notes are an integral part of these consolidated financial statements.

X FINANCIAL

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	(1,308,461,441)	825,406,545	811,996,439	117,728,417
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	11,915,528	8,135,552	6,646,312	963,625
Share-based compensation	80,140,138	88,434,772	53,537,815	7,762,254
Impairment losses on financial investments	—	—	8,874,750	1,286,718
Impairment losses on long-term investments	—	—	26,865,733	3,895,165
Loss (gain) from equity in affiliates	6,805,940	(3,341,862)	22,102,238	3,204,523
Loss (gain) from disposal of property and equipment	59,213	(180,537)	(2,678)	(388)
Loss (income) from financial investments	—	—	(20,900,025)	(3,030,219)
Provision for accounts receivable and contract assets	121,485,215	77,247,810	21,835,625	3,165,868
Provisions for loans receivable from Xiaoying Credit Loans and other loans	227,210,026	76,395,168	164,641,879	23,870,829
(Reversal of) provision for loan receivable from Xiaoying Housing Loans	17,993,570	(377,559)	(6,066,176)	(879,513)
Impairment losses on deposits to institutional cooperators:
(Reversal of) provision for credit losses on deposits to institutional cooperators	10,318,117	(8,291,421)	1,295,879	187,885
Impairment loss on deposits to institutional cooperators	960,000,000	—	—	—
Reversal of provision of credit losses for other financial assets	(975,040)	(1,223,360)	(764,600)	(110,857)
Fair value adjustments related to Consolidated Trusts	57,380,274	7,266,784	6,168,307	894,320
Change in fair value of financial guarantee derivative	163,670,115	170,338,993	(137,654,096)	(19,957,968)
Deferred tax expenses (benefits)	(142,551,916)	333,420,104	195,589,376	28,357,794
Other non-cash expenses (income)	(978,897)	(117,889)	658,327	95,448
Changes in operating assets and liabilities:
Accounts receivable and contract assets	220,837,490	(411,420,820)	(436,267,247)	(63,252,805)
Deposits to institutional cooperators	(1,369,521,281)	(584,191,949)	(271,206,554)	(39,321,254)
Prepaid expenses and other current assets	123,901,899	21,232,196	121,759,157	17,653,418
Loan receivable from Xiaoying Housing Loans	24,051,658	35,784,679	8,088,235	1,172,684
Loan receivable from Xiaoying Credit Loans and other loans	—	(890,372,164)	(304,079,859)	(44,087,435)
Other non-current assets	265,846	162,653	1,562,738	226,576
Guarantee liabilities	(7,983,299)	(9,789,626)	—	—
Financial guarantee derivative	388,806,171	551,283,453	(223,943,839)	(32,468,805)
Accrued payroll and welfare	(28,867,642)	9,824,303	19,076,221	2,765,792
Other taxes payable	14,991,468	146,468,684	36,144,805	5,240,504
Income taxes payable	(265,078,543)	41,231,547	152,940,513	22,174,290
Deposit payable to channel cooperators	(87,451,225)	(460,000)	(1,312,000)	(190,222)
Accrued expenses and other current liabilities	102,802,015	(33,694,875)	65,114,595	9,440,729
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(679,234,601)	449,171,181	322,701,870	46,787,373
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment and intangible assets	(5,365,436)	(2,620,038)	(6,055,110)	(877,908)
Disposal of property and equipment	79,344	236,783	5,440	789
Purchase of financial investments	(6,000,000)	(112,843,800)	(90,539,800)	(13,127,037)
Collection of financial investments	—	36,000,000	—	—
Purchase of long-term investment	(3,500,000)	(315,000,000)	—	—
Collection of long-term investment	—	40,000,000	6,852,347	993,497
Loan to a related party	—	(150,000,000)	—	—
Loan repayment from a related party	—	150,000,000	—	—
Origination of loans receivables from Xiaoying Credit Loans and other loans	(5,746,369,142)	(1,755,301,405)	—	—
Sale and collection of loans receivables from Xiaoying Credit Loans and other loans	797,086,381	35,848,676	4,749,439	688,604
Principal payment of loans at fair value	(4,016,159,473)	(2,238,372,299)	(826,042,700)	(119,764,934)
Principal collection of loans at fair value	5,155,380,196	3,427,158,051	1,089,274,133	157,929,904
Principal payment of loans receivables of the Consolidated Trusts and Partnerships at amortized cost	—	(2,538,004,837)	(7,455,098,555)	(1,080,887,687)
Principal collection of loans receivables of the Consolidated Trusts and Partnerships at amortized cost	—	915,305,038	6,263,466,800	908,117,323
Collection of loans’ earnings rights from related party	120,000,000	160,000,000	100,000,000	14,498,637
CASH USED IN INVESTING ACTIVITIES	(3,704,848,130)	(2,347,593,831)	(913,388,006)	(132,428,812)
CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of common shares	—	—	(146,740,902)	(21,275,431)
Proceeds from exercise of options	612,530	2,959,511	277,342	40,211
Acquisition of non-controlling interests	—	(1,200,000)	—	—
Cancelling of shares	(68,936)	—	—	—
Proceeds from short-term borrowings	511,545,000	266,500,000	70,208,800	10,179,319
Repayments of short-term borrowings	(161,000,000)	(450,545,000)	(166,500,000)	(24,140,231)
Cash received from institutional funding partners	5,707,175,065	2,052,099,474	—	—
Cash paid to institutional funding partners	(475,385,721)	(583,101,169)	(21,310,352)	(3,089,711)
Cash receieved from investors of Consolidated Trusts at fair value	1,537,760,000	454,490,000	98,800,000	14,324,653
Cash paid to investors of Consolidated Trusts at fair value	(2,629,925,825)	(1,905,959,250)	(420,225,590)	(60,926,983)
Cash received from investors and institutional funding partners of the Consolidated Trusts and Partnerships at amortized cost	—	1,466,068,260	2,497,000,169	362,030,994
Cash paid to investors and institutional funding partners of the Consolidated Trusts and Partnerships at amortized cost	—	—	(1,335,158,227)	(193,579,746)
CASH PROVIDED BY FINANCING ACTIVITIES	4,490,712,113	1,301,311,826	576,351,240	83,563,075
Effect of foreign exchange rate changes	(28,409,920)	(9,373,234)	29,255,917	4,241,709
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	78,219,462	(606,484,058)	14,921,021	2,163,345
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	1,520,303,432	1,598,522,894	992,038,836	143,832,111
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT YEAR END	1,598,522,894	992,038,836	1,006,959,857	145,995,456
Supplemental disclosures of cash flow information:
Income taxes paid, net of refunds	107,751,825	30,958,576	37,369,220	5,418,028
Interest paid for borrowings	11,405,162	6,719,912	1,991,007	288,669
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	746,388,408	584,762,494	602,270,607	87,321,030
Restricted cash	852,134,486	407,276,342	404,689,250	58,674,426
Total cash and cash equivalents and restricted cash	1,598,522,894	992,038,836	1,006,959,857	145,995,456

The accompanying notes are an integral part of these consolidated financial statements.

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Company established a wholly-owned foreign invested subsidiary in the PRC, Xiaoying (Beijing) Information Technology Co., Ltd. (“Beijing WFOE”) on October 28, 2015. The existing contractual agreements with the SPVs and SPVs’ shareholders held by Shenzhen Ying Zhong Tong were assigned to Beijing WFOE.

On October 19, 2016, Shenzhen Xiaoying Technology Co., Ltd. (“Shenzhen Xiaoying”) was incorporated in the PRC by the same shareholders of the Company with identical shareholdings. In December 2016, Shenzhen Xiaoying acquired Shenzhen Ying Zhong Tong for nominal consideration and Shenzhen Ying Zhong Tong became the wholly-owned subsidiary of Shenzhen Xiaoying. As both Shenzhen Xiaoying and Shenzhen Ying Zhong Tong were controlled by Mr. Tang at the time, the transaction was a reorganization under common control.

X Financial, through its PRC subsidiary, Beijing WFOE, entered into a series of contractual arrangements with Shenzhen Xiaoying, Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd. (“Beijing Ying Zhong Tong”) in December 2017, and Shenzhen Xintang Information Consulting Co., Ltd. (“Shenzhen Xintang”, previously named “Shenzhen Tangren Financing Guarantee Co., Ltd.”) in December 2016 and the shareholders of these entities respectively. Shenzhen Xiaoying, Beijing Ying Zhong Tong, Shenzhen Xintang and the SPVs are collectively referred to as “VIEs”. The series of contractual agreements included Shareholders’ Voting Rights Proxy Agreements, Spouse Consent Agreement, Exclusive Call Option Agreements, Exclusive Business Cooperation Agreements, and Equity Pledge Agreements. The Group believed that these contractual agreements would enable Beijing WFOE to (1) have power to direct the activities that most significantly affects the economic performance of the new VIEs and (2) receive the economic benefits of the VIEs that could be significant to the new VIEs. Accordingly, the Group is the primary beneficiary of the VIEs through Beijing WFOE.

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

During December 2017, Beijing WFOE acquired two subsidiaries from Shenzhen Xiaoying at cost. During February and March 2018, one of the Group’s wholly-owned subsidiaries Shenzhen Xiaoying Puhui Technology Co., Ltd. (“Shenzhen Puhui”) acquired four subsidiaries from one of the VIE entities Shenzhen Ying Zhong Tong at cost. During 2018, predominantly all of the SPVs under Shenzhen Xiaoying had been transferred to Shenzhen Xiaoying Puhui Technology Co., Ltd. These transactions represented a reorganization of entities under common control as they were already within the consolidated Group, with no impact to the consolidated financials.

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

On May 20, 2022, Tianjin Yuexin Financing Guarantee Co., Ltd. (“Tianjin Yuexin”) was incorporated in the PRC with financing guarantee license by Shenzhen Puhui. Shenzhen Puhui had completed the capital contributions of RMB50 million to Tianjin Yuexin.

As of December 31, 2022, the Company’s principal subsidiaries, VIEs and subsidiaries of the VIEs are as follows:

	Date of	Place of	Percentage
	incorporation/	incorporation/	of legal
	establishment	establishment	ownership	Principal activities
Wholly-owned subsidiaries
YZT (HK) Limited	January 14, 2015	Hong Kong	100%	Investment holding
Xiaoying (Beijing) Information Technology Co., Ltd. (“Beijing WFOE”)	October 28, 2015	Beijing	100%	Technology development and service, sale of products
Shenzhen Xiaoying Puhui Technology Co., Ltd. (“Shenzhen Puhui”)	December 6, 2016	Shenzhen	100%	Technology development and service, sale of products
Shenzhen Xiaoying Information Technology Co., Ltd. (“Shenzhen Xiaoying IT”)	November 28, 2016	Shenzhen	100%	Technology development and service, sale of products
Tianjin Yuexin Financing Guarantee Co., Ltd. (“Tianjin Yuexin”)	May 20, 2022	Tianjing	100%	Guarantee services
Dingyue Digital and Information Technology (Shenzhen) Co., Ltd. (“Dinigyue”)	November 5, 2021	Shenzhen	100%	Technology development service
VIEs
Shenzhen Xiaoying Technology Co., Ltd. (“Shenzhen Xiaoying”)	October 19, 2016	Shenzhen	100%	Technology development and service, sale of products
Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd. (“Beijing Ying Zhong Tong”)	March 27, 2015	Beijing	100%	Technology development and service, sale of products
Shenzhen Xintang Information Consulting Co., Ltd. (“Shenzhen Xintang”)	December 16, 2016	Shenzhen	100%	Consulting services
Significant subsidiaries of the VIEs
Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd. (“Shenzhen Ying Zhong Tong”)	March 7, 2014	Shenzhen	100%	Technology development and service, sale of products
Shenzhen Ying Ai Gou Trading Co., Ltd. ("Shenzhen Ying Ai Gou")	October 25, 2018	Shenzhen	100%	E-commerce services
Shenzhen Xiaoying Microcredit Co., Ltd. (“Xiaoying Microcredit”)	May 31,2021	Shenzhen	100%	Microcredit services

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

The Company, through its wholly-owned foreign invested subsidiary, Beijing WFOE in the PRC, entered into a series of contractual arrangements (“VIE agreements”) with Shenzhen Xiaoying, Beijing Ying Zhong Tong, and Shenzhen Xintang (collectively known as “the VIEs”) and their respective shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between Beijing WFOE and the VIEs through the aforementioned agreements with the nominee shareholders of the VIEs. The following is a summary of the VIE agreements:

(1)	Shareholders’ Voting Rights Proxy Agreement:

Pursuant to the voting rights proxy agreements signed between the VIEs’ nominee shareholders and Beijing WFOE, each nominee shareholder irrevocably appointed Beijing WFOE as its attorney-in-fact to exercise on each shareholder’s behalf and all rights that each shareholder has in respect of its equity interest in the VIEs (including but not limited to executing the exclusive right to the voting rights and the right to appoint directors and executive officers of the VIEs). The nominee shareholders cannot revoke the authorization and entrustment as long as the nominee shareholders remain a shareholder of the VIEs. For the arrangements among Beijing WFOE, each of the VIEs, and their shareholders, the power of attorney will remain in force for ten years. Unless a thirty-day notice is given by Beijing WFOE, this agreement shall be automatically renewed for another one year upon its expiration.The arrangement among Beijing WFOE and its shareholder does not specify its effective term.

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

Pursuant to the exclusive call option agreement entered into between the VIEs’ nominee shareholders and Beijing WFOE, the nominee shareholders irrevocably granted Beijing WFOE a call option to request the nominee shareholders to transfer or sell any part or all of its equity interests in the VIEs, to Beijing WFOE, or their designees. The purchase price of the equity interests in the VIEs shall be equal to the minimum price required by PRC law. Without Beijing WFOE’s prior written consent, the VIEs and its nominee shareholders shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, issue any additional equity or right to receive equity, provide any loans, distribute dividends in any form, etc. For the agreements among Beijing WFOE, each of the VIEs, and their shareholders, these arrangements will remain effective for ten years. Unless notified by Beijing WFOE, the parties to these agreements shall extend the term of these agreements for another ten years. The agreement among Beijing WFOE and its shareholder does not specify its effective term.

(4)	Exclusive Business Cooperation Agreement:

Pursuant to the exclusive business cooperation agreement entered into by Beijing WFOE and the VIEs, Beijing WFOE provides exclusive technical support and consulting services in return for fees based on 100% of the VIE’s total consolidated profit, which is adjustable at the sole discretion of Beijing WFOE. Without Beijing WFOE’s consent, the VIEs cannot procure services from any third party or enter into similar service arrangements with any other third party, except for those from Beijing WFOE. For the agreements between Beijing WFOE and each of the VIEs, unless Beijing WFOE terminates these agreements in advance, these agreements will remain effective for ten years. Unless agreed by both parties in writing, this agreement shall be automatically renewed for another ten years upon its expiration.

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

For Consolidated Trusts founded before December 31, 2021, the Group elected to apply fair value option to the loans (at the date of origination) and liabilities due to investors. That is, the loans are continued to be recorded on the Group’s consolidated balance sheets as loans held for investment under “Loans at fair value” and the proceeds received from the investors are recorded as trust liabilities under “Payable to investors at fair value”.

For Consolidated Trusts founded from January 1, 2022, the Group elected not to apply fair value option but instead apply amortized cost method to the loans (at the date of origination) and liabilities due to investors or institutional funding partners, to improve the understandability and relevance of financial information. That is, the loans are continued to be recorded on the Group’s consolidated balance sheets as loans held for investment under “Loans receivable from Xiaoying Credit Loans and other loans, net”, which is net of provison of credit loss, and the proceeds received from the investors or institutional funding partners are recorded as trust liabilities under “Payable to investors and institutional funding partners at amortized cost”.

During 2021 and 2022, certain of the subsidiaries of the Group funded RMB74,051,199 and RMB81,200,000 to loan products facilitated on the Group’s platform through third-party trust companies. The trusts are consolidated by the Group and the underlying loans are recorded on the Group’s consolidated balance sheets as loans held for investment under “Loans at fair value “ or “Loans receivable from Xiaoying Credit Loans and other loans, net”.

Consolidated Partnerships

The Group continued developing the partnership business model , where the Group and certain trusts jointly established several limited partnership enterprises, or LPs, to invest solely in the loans facilitated by the Group on its platform to provide returns to partners of the LPs through interest payments made by the borrowers. Intermediary model is adopted for the Consolidated Partnerships, the Group typically provides credit to the borrowers through an intermediary first and then transfers the loans to the LPs. The Group determines to consolidate these LPs as the Group is the primary beneficiary, due to the following reasons: 1) the Group has the power to direct the operating activities of the LPs; 2) the Group absorbs or enjoys the potential residual losses or returns of these LPs. The transfer of loans to the Consolidated Partnerships are not eligible for sale accounting because the LP is consolidated and the loan transfer is considered an intercompany transaction. The Group further applies amortized cost to the loans and liabilities to trust partners in its consolidated financial statements. That is, the loans are recorded on the Group’s consolidated balance sheets under “Loans receivable from Xiaoying Credit Loans and other loans, net” and the proceeds received from the trust partners are recorded as LP liabilities under “Payable to investors and institutional funding partners at amortized cost”.

During 2021 and 2022,one of the subsidiaries of the Group funded RMB141,326,511 and RMB 146,245,430 to loan products facilitated on the Group’s platform through the limited partnership enterprises. The LPs are consolidated by the Group and the underlying loans are recorded on the Group’s consolidated balance sheets under “Loans receivable from Xiaoying Credit Loans and other loans, net”.

The following financial statement amounts and balances of the Consolidated Trusts and Partnerships are included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of
	December 31,	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Assets:
Restricted cash	212,812,257	398,439,250	57,768,261
Accounts receivable and contract assets, net	8,335,518	37,262,868	5,402,608
Loans receivable from Xiaoying Credit Loans and other loans, net	1,622,699,799	2,771,927,123	401,891,655
Loans at fair value	389,679,352	120,279,612	17,438,904
Prepaid expenses and other current assets	7,889,836	5,073,797	735,632
Total assets	2,241,416,762	3,332,982,650	483,237,060
Liabilities:
Payable to investors and institutional funding partners at amortized cost	1,466,068,260	2,627,910,203	381,011,164
Payable to investors at fair value	462,714,400	141,288,810	20,484,952
Other taxes payable	5,631,031	3,226,746	467,834
Accrued expenses and other current liabilities	3,259,339	16,698,946	2,421,120
Total liabilities	1,937,673,030	2,789,124,705	404,385,070

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Net revenue	331,300,043	285,859,862	648,893,767	94,080,753
Net income (loss)	(19,795,471)	105,610,429	360,550,889	52,274,965

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Net cash provided by (used in) operating activities	(20,179,042)	155,272,678	273,610,963	39,669,861
Net cash provided by (used in) investing activities	1,139,220,723	(433,914,047)	(928,400,322)	(134,605,394)
Net cash provided by (used in) financing activities	(1,092,165,825)	14,599,010	840,416,352	121,848,917

The following financial statement amounts and balances of the VIEs and Consolidated Trusts and Partnerships were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of
	December 31	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Assets:
Cash and cash equivalents	212,766,581	116,523,581	16,894,331
Restricted cash	220,812,257	403,439,250	58,493,193
Accounts receivable and contract assets, net	67,917,846	65,289,514	9,466,090
Loans receivable from Xiaoying Credit Loans and other loans, net	2,458,221,481	3,777,595,492	547,699,863
Loans at fair value	389,679,352	120,279,612	17,438,904
Deposits to institutional cooperators, net	2,702,000	—	—
Prepaid expenses and other current assets, net	104,088,188	53,328,083	7,731,845
Financial guarantee derivative	11,816,799	—	—
Deferred tax assets, net	128,554,651	2,277,314	330,179
Long-term investments	556,571,016	495,994,880	71,912,498
Property and equipment, net	2,673,157	604,992	87,716
Intangible assets, net	29,554,089	28,711,872	4,162,830
Loan receivable from Xiaoying Housing Loans, net	12,083,317	10,061,258	1,458,745
Income taxes receivable	—	1,870,729	271,230
Other non-current assets	4,850,671	2,469,629	358,063
Total assets	4,202,291,405	5,078,446,206	736,305,487
Liabilities:
Payable to investors and institutional funding partners at amortized cost	1,466,068,260	2,627,910,203	381,011,164
Payable to investors at fair value	462,714,400	141,288,810	20,484,952
Financial guarantee derivative	565,953,269	107,890,394	15,642,637
Short-term borrowings	—	20,000,000	2,899,727
Accrued payroll and welfare	8,959,248	12,047,490	1,746,722
Other taxes payable	100,333,129	123,105,603	17,848,635
Income taxes payable	8,189,833	—	—
Accrued expenses and other current liabilities	85,485,440	102,148,275	14,810,108
Other non-current liabilities	—	1,937,009	280,840
Total liabilities	2,697,703,579	3,136,327,784	454,724,785

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Net revenue	754,755,127	1,388,255,858	1,350,809,649	195,848,989
Net income (loss)	(180,518,614)	695,892,749	738,032,308	107,004,626

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Net cash provided by (used in) operating activities	(190,951,068)	485,090,529	151,675,178	21,990,834
Net cash provided by (used in) investing activities	1,133,193,197	(702,678,519)	(925,707,537)	(134,214,977)
Net cash provided by (used in) financing activities	(1,073,465,825)	(4,100,990)	860,416,352	124,748,645

The VIEs and Consolidated Trusts and Partnerships contributed 34%, 38% and 38% of the Group’s consolidated revenue for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, the VIEs and Consolidated Trusts and Partnerships accounted for an aggregate of 57% and 57% of the consolidated total assets, and 80% and 77% of the consolidated total liabilities.

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

(c)Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include share-based compensation, allowance for credit losses of accounts receivables and contract assets, deposits to institutional cooperators, prepaid expenses and other current assets, loans receivables from Xiaoying Housing Loans and loans receivable from Xiaoying Credit Loans and other loans, allocation of considerations under revenue arrangements with various performance obligations, variable considerations of revenue recognition, valuation allowance for deferred tax assets, unrecognized tax benefits, the indefinite reinvestment assertion, fair value of financial guarantee derivatives and financial investments, loans at fair value and payable to investors at fair value, impairment of long-term investments and financial investments.

(d)Revenue recognition

The Group provides services as an online marketplace connecting borrowers and investors or institutional funding partners.Revenue is the transaction price the Group expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Group’s activities and is recorded net of value-added tax (“VAT”). The services to be accounted for include loan facilitation service, post-origination service (e.g. cash processing and collection services) and financial guarantee service.

The major product offered by the Group is Xiaoying Credit Loan, which mainly consists of Xiaoying Card Loan, Xiaoying Preferred Loan and other unsecured loan products that the Group introduce from time to time. The major products offered by the Group before 2021 also include Xiaoying Revolving Loan which mainly consists of Yaoqianhua (previously named as Xiaoying Wallet). The Group ceased facilitation of Xiaoying Preferred Loan in 2019, and ceased facilitation of Xiaoying Revolving Loan in 2020.

The Group provides services primarily through the use of two business models. The first business model (“Direct Model”) involves the Group matching borrowers with investors or institutional funding partners who directly funds the credit drawdowns to the borrowers. The Group has determined that it is not the legal lender or borrower in the loan origination and repayment process, but acting as an intermediary to bring the lender and the borrower together. Therefore, the Group does not record the loans receivable or payable arising from the loans facilitated between the investors or institutional funding partners and borrowers on its platform.

The second business model (“Intermediary Model”) involves the Group initially providing credit to borrowers using its own funds through an intermediary and subsequently selling the loans including all of the creditor rights in the loans to external investors or institutional funding partners on its platform within a short period of time.

Loans facilitated by the Group typically have a term of less than 1 year. For each loan facilitated either through the Direct Model or Intermediary Model, the Group charges a service fee (i) from the borrower indirectly through one of the Group's VIEs, Shenzhen Xintang, or (ii) from the borrower indirectly through external financing guarantee company, or (iii) from institutional funding partner directly. No application fee is charged to borrowers or investors or institutional funding partners.

For the loans the Group is entitled to the full service fee regardless of whether the borrowers choose to early repay or not, the Group has the unconditional right to the consideration.

For the loans facilitated that the Group collected service fees indirectly through Shenzhen Xintang, when borrowers who have the option of early repayment and upon termination they do not have the obligation to pay the remaining monthly service fees, the Group’s right to consideration for the service fees of facilitation service is conditional on whether or not the borrowers repay in advance. At contract inception, the Group determines the consideration based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination.

For the loans facilitated that the Group collected service fee indirectly through external financing guarantee company or directly from institutional funding partner, the Group’s transaction price includes variable consideration in the form of default risk of the borrowers and prepayment risk of the borrowers. The Group determines the consideration based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination.

In order to be more competitive by providing a certain level of assurance to the investors or institutional funding partners, for certain loans facilitated by the Group’s platform, either borrowers or institutional funding partners are required to directly sign a credit insurance agreement with ZhongAn Online P&C Insurance Co., Ltd. (“ZhongAn”) to protect investors or institutional funding partners against the risk of borrower default. Prior to September 2017, substantially all of the loans facilitated by the Group’s platform are insured by ZhongAn. ZhongAn initially reimbursed the loan principal and interest to the investor upon borrower’s default. In order to maintain stable business relationship with ZhongAn, the Group at its sole discretion paid ZhongAn for substantially all the defaulted loan principal and interest but have not been subsequently collected. From September 2017, the Group revised the arrangement with ZhongAn. Starting from 2020, the Group enters into a series of arrangements with various external financing guarantee companies, which is similar to the revised arrangement with ZhongAn.

The Group provides guarantee to investors and instutional funding partners on certain loan products via its consolidated entities. The Group is compensated for this reimbursement from the contractual service fees collected from the borrowers. If a borrower defaults, the Group makes its best efforts to collect the default loan. The Group directly makes payment to the defaulted principal and interest to each investor, and deemed the guarantee as a guarantee service to the investors and recognizes a stand ready obligation for its guarantee exposure in accordance with ASC Topic 460, Guarantees which requires the guarantee to be measured initially at fair value based on the stand-ready obligation. Starting from 2020, the Group ceased to provide guarantee service on the loan facilitated.

For certain Xiaoying Card Loans and certain Xiaoying Revolving Loans that are repaid in installments by borrowers, borrowers are required to enter into a guarantee agreement with the Group and an insurance/guarantee agreement with ZhongAn/financing guarantee companies, to pay the guarantee fee and insurance fee to the respective party at a pre-agreed rate. For certain loans that facilitated since 2020, borrowers are required to enter into a guarantee agreement with the Group to pay the guarantee fee at a pre-agreed rate while at the same time, it is the institutional investors who enter into an insurance agreement with ZhongAn and the Group voluntarily pay the insurance fee to ZhongAn. The obligation/ credit risk/ exposure of the Group and ZhongAn to compensate the defaulted loans has no change.

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

Direct Model

The Group has adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606.

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

The Group determines its customers to be both the borrowers and the investors or institutional funding partners. The Group considers the loan facilitation service and post-origination service as two separate performance obligations under ASC 606, as these two deliverables are distinct in that customers can benefit from each service on its own and the Group’s promises to deliver the services are separately identifiable from each other in the contract. While the post-origination service is within the scope of ASC Topic 860, the ASC Topic 606 revenue recognition model is applied due to the lack of definitive guidance in ASC Topic 860.

The Group determines the total transaction price to be the service fees chargeable from the borrowers indirectly through one of the VIEs, Shenzhen Xintang, or external financing guarantee companies or from certain institutional funding partners directly, including the guarantee fees charged by the Group under the separate guarantee agreement with the borrowers for certain type of Xiaoying Card Loans that are newly facilitated since September 2017. The Group’s transaction price includes variable consideration in the form of default risk of the borrowers for the service fees collected from certain institutional funding partners or through external financing guarantee companies and prepayment risk of the borrowers. The Group reflects, in the transaction price, the default risk and the prepayment risk. The Group estimates variable consideration for these contracts using the expected value approach on the basis of historical information and current trends of the default and prepayment percentage of the borrowers. The transaction price is allocated amongst the financial guarantee service, if any, and two performance obligations.

The Group first allocates the transaction price to the financial guarantee, if any, that is recognized in accordance with ASC Topic 815, which requires the guarantee to be measured initially and subsequently at fair value. Then the remaining considerations are allocated to the loan facilitation services and post-origination services using their relative standalone selling prices consistent with the guidance in ASC 606. The Group does not have observable standalone selling price information for the loan facilitation services or post-origination services because it does not provide loan facilitation services or post-origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Group. As a result, the estimation of standalone selling price involves significant judgment. The Group uses an expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post origination services as the basis of revenue allocation. In estimating its standalone selling price for the loan facilitation services and post-origination services, the Group considers the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on the Group’s services, and other market factors.

For each type of service, the Group recognizes revenue when (or as) the entity satisfies the service/performance obligation by transferring a promised good or service (that is, an asset) to a customer. Revenues from loan facilitation are recognized at the time a loan is originated between the borrower and the investor or institutional funding partner and the principal loan balance is transferred to the borrower, at which time the facilitation service is considered completed. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are provided. The collection of service fees is not conditional on the provision of subsequent post-origination services.

Intermediary Model

The Group cooperates with several microcredit companies who use their own funds to provide credit to borrowers first; the Group provide facilitation and post-origination services for these loans and receive service fee from borrowers. These microcredit companies transfer their rights as creditors shortly to SPVs controlled by the Group at the price of the carrying amount of the outstanding loan principal balance and accumulated accrued interest not paid by the borrowers as of the day on which the creditor’s rights are legally transferred to SPVs. The SPVs usually further transfer their creditor’s rights to third party investors or institutional funding partners in a short period at the price of the carrying amount of the outstanding loan principal balance and the accumulated accrued interest not paid by the borrowers as of the day on which the creditor’s rights are legally transferred to investors or institutional funding partners. The Group accounts the relevant interest and service fees received from the borrowers as the financing income and the fee charged by the microcredit companies which is proportionate to the loans facilitated as the origination and servicing cost in its consolidated financial statements.

Under the Intermediary business model, the Group provides the funds that are loaned to borrowers and agrees to take predominantly all the risk arising from potential breaches of agreement by the borrowers receiving financing.

The Group provides financing to borrowers on their platform and the loans are initially recorded on the consolidated balance sheet as loans held for sale or loans receivable from Xiaoying Credit Loans and other loans. These loans carry the same insurance/ guarantee agreement with external financial institutional co-operators as loans facilitated under the Direct Model, which is attached to the loan and transfers along with the loan. The Group also charges service fees in the same manner as loans facilitated under the Direct Model.

Intermediary Model—Non-Trust Model

The transfer of loans (including the creditor rights) to external investors or institutional funding partners not involving trust structure is accounted for as a true sale under ASC 860 (see accounting policy under “Sales and Transfers of Financial Instruments”). The Group continues to provide post-origination services to the loans subsequent to their sale in the same manner as the Group services the loans facilitated under the Direct Model. No additional service fee is charged. Similar to the loans facilitated under the Direct Model, the Group charges and collects service fees from the borrowers or institutional funding partners in relation to the transferred loans on a monthly basis. The difference between (1) the proceeds received from the investors or institutional funding partners and accounts receivable and contract assets (see accounting policy on “Accounts receivable and contract assets and allowance for uncollectible accounts receivable and contract assets”) and (2) the sum of the carrying value of the loans and the fair value of the financial guarantee, if any, is recognized as a gain of sale, which effectively represents the service fees earned from facilitation of the loans under Intermediary Model, as the “Loan facilitation service—Intermediary Model” in the consolidated statements of comprehensive income (loss). The subsequent accounting for post-origination service and guarantee services is consistent with that for loans facilitated under the Direct Model.

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

Before December 31, 2021, the Group elected to apply fair value option to these loans at the date of origination. The loans are recorded as “Loans at fair value” in the consolidated balance sheets.

From January 1, 2022, the Group elected to apply amortized cost method to the loans of newly formed Consolidated Trusts at the date of origination. For loan assets measured at amotized cost, they are recorded as “Loans receivable from Xiaoying Credit Loans and other loans, net”.

Under both method, the Group recognizes as revenue under “Financing income” the service fees and interests charged to the borrowers over the lifetime of the loans using effective interest method.

Intermediary Model—Partnership Model

The transfer of loans to institutional funding partners under the Intermediary Model involves transferring the loans to a limited partnership enterprise, or LP, formed and operated by unrelated third-party trust companies and the Group. The Group consolidates such partnerships under the VIE model (see accounting policy on “Consolidated Partnerships”). The Group elects to measure these loans at amortized cost at the time of origination. Loans transferred to Consolidated Partnerships do not qualify for sales accounting as the transfer is to a consolidated subsidiary. The loans are recorded as “Loans receivable from Xiaoying Credit Loans and other loans, net” in the consolidated balance sheets. The Group recognizes as revenue under “Financing income” the service fees and interests charged to the borrowers over the lifetime of the loans using effective interest method.

The online Intermediary Model ceased in April 2017 and the offline Intermediary Model with funding from banking financial institution partners ceased in February 2018 to comply with the promulgated regulatory requirements. The Group continues the operations through the offline Intermediary Model with funding from other partners to the extent permitted under applicable laws and regulations.

Disaggregation of revenues

All of the Group’s revenue for the years ended December 31, 2020, 2021 and 2022 were generated from the PRC. As the remaining duration of the Group’s performance obligations of the contracts is one year or less, the Group elects to apply the exemption of disclosing the aggregate amount of transaction price allocated to the performance obligations at the end of 31 December, 2020, 2021 and 2022, The following table illustrates the disaggregation of revenue by product the Group offered in 2020, 2021 and 2022:

		Loan
	Loan	facilitation
	facilitation	service-
	service-Direct	Intermediary	Post-origination	Financing	Other
	Model	Model	service	income	revenue	Total
2020	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Major products
Xiaoying Credit Loan	1,190,088,566	19,755,482	176,229,908	538,869,175	39,537,661	1,964,480,792
Xiaoying Revolving Loan	76,444,207	21,571,881	26,000,468	73,991,011	597,911	198,605,478
Xiaoying Housing Loan	—	—	—	—	172,960	172,960
Internet Channel(1)	—	45,449	1,611,453	3,291	11	1,660,204
Other loans	—	—	—	—	226,720	226,720
Other service(2)	—	—	—	—	27,811,304	27,811,304
Total	1,266,532,773	41,372,812	203,841,829	612,863,477	68,346,567	2,192,957,458

		Loan
	Loan	facilitation
	facilitation	service-
	service-Direct	Intermediary	Post-origination	Financing	Other
	Model	Model	service	income	revenue	Total
2021	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Major products
Xiaoying Credit Loan	2,545,431,636	161,313	312,373,187	644,009,587	31,877,690	3,533,853,413
Xiaoying Revolving Loan	—	—	3,216,931	27,891,908	537,311	31,646,150
Other loans	—	—	—	—	130,768	130,768
Other service(2)	—	—	—	—	60,834,774	60,834,774
Total	2,545,431,636	161,313	315,590,118	671,901,495	93,380,543	3,626,465,105

		Loan
	Loan	facilitation
	facilitation	service-
	service-Direct	Intermediary	Post-origination	Financing	Other
	Model	Model	service	income	revenue	Total
2022	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Major products
Xiaoying Credit Loan	2,044,343,554	—	372,015,426	959,446,184	20,815,986	3,396,621,150
Xiaoying Revolving Loan	—	—	435,180	2,815	—	437,995
Other loans	—	—	—	6,828,467	207,964	7,036,431
Other service(2)	—	—	—	—	158,854,539	158,854,539
Total	2,044,343,554	—	372,450,606	966,277,466	179,878,489	3,562,950,115

		Loan
	Loan	facilitation
	facilitation	service-
	service-Direct	Intermediary	Post-origination	Financing	Other
	Model	Model	service	income	revenue	Total
2022	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Major products
Xiaoying Credit Loan	296,401,954	—	53,937,167	139,106,621	3,018,034	492,463,776
Xiaoying Revolving Loan	—	—	63,095	408	—	63,503
Other loans	—	—	—	990,034	30,152	1,020,186
Other services(2)	—	—	—	—	23,031,743	23,031,743
Total	296,401,954	—	54,000,262	140,097,063	26,079,929	516,579,208
(1)Represents loans facilitated to borrowers referred by other platforms. The Group ceased to facilitate loans for other platforms in 2020.
(2)Primarily consists of referral service fees for introducing borrowers to other platforms, technology service fees received for providing assistant technology development services and penalty fees for loan prepayment and late payment.

Contract balances

The Group did not enter into contracts with customers that were greater than one year for substantially all products for the years ended December 31, 2020, 2021 and 2022. The Group did not record any contract liabilities for both 2021 and 2022. For the loans the Group is entitled to the full service fee regardless of whether the borrowers choose to early repay or not, the Group has the unconditional right to the consideration and an accounts receivable is recorded. For the loans facilitated with borrowers who have the option of early repayment and upon termination they do not have the obligation to pay the remaining monthly service fees, the Group’s right to consideration for the service fees of facilitation service is conditional on whether or not the borrowers repay in advance. In these instances, the Group records a corresponding contract asset when recognizing revenue from loan facilitation service. The contract asset will not be reclassified to a receivable given that the right to invoice and the payment due date is the same date. Revenue for these loan products are recognized when the collection of consideration becomes probable.

Remaining unsatisfied performance obligations as of December 31, 2020, 2021 and 2022 pertained to post-origination service in the amount of RMB61,415,170 , RMB113,840,873 and RMB224,461,482 (US$32,543,856), respectively. All remaining unsatisfied performance obligations would be recognized as revenue in the subsequent year.

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

Financing income

Financing income consists primarily the financing fees the Group charges for the loans facilitated through the Consolidated Trusts and Consolidated Partnerships, including interest income and service fees generated from providing loan facilitation and post-origination services to the investors and institutional funding partners of the Consolidated Trusts and Consolidated Partnerships, and are recorded as revenue over the life of the underlying financing using the effective interest method.

Financing income also includes financing fees, including interest income and service fee, from loans held for sale and loans receivables from Xiaoying Credit Loans and other loans that have not yet been transferred to external investors or institutional funding partners or have been transferred but such transaction does not qualify for sale accounting under the Intermediary Model.

Starting from 2021, financing income also includes interest income generated from providing loans by the Group’s own fund from microcredit business, and are recorded as revenue over the life of the underlying financing using the effective interest method. The Group maintains the right to terminate the contract in advance based on the credit due diligence performed on each borrower. The remaining installments of interest would be recognized on non-accrual status after the contract terminated.

Other revenue

Other revenue primarily includes referral service fees for introducing borrowers to other platforms, technology service fees received for providing assistant technology development services and penalty fees for loan prepayment and late payment. The referral service fees for introducing borrowers to other platforms are recognized when the obligation is fulfilled and is confirmed by the other platforms. The technology service fees are recognized when the assistant technology development services to third parties provided. The penalty fees, which are fees paid to the Group, will be received as a certain percentage of past due amounts in the case of late payments or a certain percentage of interest over the prepaid principal loan amount in the case of prepayment. Penalty fees are contingency-based variable considerations and constrained by the occurrence of delinquency or prepayment. They are recognized when the uncertainty associated with the variability is resolved, that is, when the underlying event occurs.

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

Refer to Note 12 for additional information about guarantee liabilities for the years ended December 31, 2020, 2021 and 2022.

From September 2017, the Group revised the arrangement with Zhongan on Xiaoying Credit Loan products, which is the major product offered by Group. The Group no longer records any guarantee liabilities in accordance with ASC Topic 460 for substantially all Xiaoying Preferred Loans. For most Xiaoying Card Loans, the Group records financial guarantee derivatives in accordance with ASC 815. See accounting policy of revenue recognition and financial guarantee derivatives. Starting from 2020, the Group ceased to provide guarantee service on the loan facilitated. The outstanding balance of guarantee liabilities was nil and nil as of December 31, 2021 and 2022.

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

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

●	Level 1—inputs are based upon unadjusted quoted prices for identical assets or liabilities traded in active markets.
●	Level 2—inputs are based upon quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
●	Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. Most fair value is therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

(j)Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash on hand and cash in bank which are highly liquid. As of December 31, 2021 and 2022, cash equivalents were comprised of term deposits in banks. All cash and cash equivalents are unrestricted as to withdrawal and use.

(k)Restricted Cash

Restricted cash consists primarily of cash held by the Consolidated Trusts and Partnerships through segregated bank accounts which can only be used by the Consolidated Trusts and Partnerships to specified activities as stipulated in the Consolidated Trust or Partnership agreements. Cash in the Consolidated Trusts and Partnerships is not available to fund the general liquidity needs of the Group.

Restricted cash also includes cash deposited with banks as collateral for borrowings from the respective banks and security deposits set aside in banks. Restriction on the use of such cash and the interest earned thereon is imposed by the banks and remains effective throughout the terms of the borrowings. See Note 8.

(l)   Accounts receivable and contract assets, net

Accounts receivable and contract assets consist of accounts receivable and contract assets from the facilitation and post-origination service in relation to loans facilitated under both Direct and Intermediary Models, and from financing income generated from Consolidated Trusts and Partnerships and Xiaoying Microcredit. Contract assets represent the Group’s right to consideration in exchange for facilitation services that the Company has transferred to the customer before payment is due. The Group only recognizes accounts receivable and contract assets to the extent that the Group believes it is probable that they will collect substantially all of the consideration to which it will be entitled in exchange for the services transferred to the customer. The general life time of accounts receivable and contract assets lasts no more than 12 months.

Accounts receivable and contract assets from facilitation service and financing income is stated at the historical carrying amount net of write-offs and allowance for credit losses. The Group establishes an allowance for credit losses in accordance with ASC 326 based on estimates, historical experience of net default rates, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors surrounding the credit risk of customers. The profile of the borrowers is similar under each product therefore the Group applies a consistent credit risk management framework to the entire portfolio of borrowers under each product. For individual customers where there is an observable indicator of impairment such as fraud, a specific allowance is provided. The Group also constantly monitor the financial condition and evaluates the credit quality of certain institutional funding partners and external financing guarantee companies from which the Group’s service fees are collected directly or indirectly. The Group evaluates and adjusts its allowance for credit losses for accounts receivable and contract assets on a quarterly basis or more often as necessary. Uncollectible accounts receivable or contract assets are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when accounts receivable or contract assets are deemed uncollectible.

The following table presents the accounts receivable and contract assets from facilitation, post-origination and financing income as of December 31, 2021 and 2022, respectively:

	Accounts	Accounts
	receivable	receivable
	and contract	and contract
	assests from	assests from	Accounts
	facilitation	post-origination	receivable from	Allowance for
As of December 31, 2021	services	services	financing income	credit losses	Total
	RMB	RMB	RMB	RMB	RMB
Accounts receivable:
Xiaoying Credit Loan	189,556,149	2,468,496	26,080,407	(8,092,404)	210,012,648
Contract assests:
Xiaoying Credit Loan	529,311,240	25,931,783	—	(17,775,553)	537,467,470
Total	718,867,389	28,400,279	26,080,407	(25,867,957)	747,480,118

	Accounts	Accounts
	receivable	receivable	Accounts
	and contract	and contract	receivable
	assests from	assests from	and contract
	facilitation	post-origination	assests from	Allowance for
As of December 31, 2022	services	services	financing income	credit losses	Total
	RMB	RMB	RMB	RMB	RMB
Accounts receivable:
Xiaoying Credit Loan	24,326,715	1,427,297	54,103,450	(15,353,343)	64,504,119
Other loans	—	—	824,527	(39,132)	785,395
Contract assests:
Xiaoying Credit Loan	1,038,520,804	60,244,520	317,399	(6,480,105)	1,092,602,618
Other loans	3,887,805	134,389	—	(2,586)	4,019,608
Total	1,066,735,324	61,806,206	55,245,376	(21,875,166)	1,161,911,740

.	Accounts	Accounts
	receivable	receivable	Accounts
	and contract	and contract	receivable
	assests from	assests from	and contract
	facilitation	post-origination	assests from	Allowance for
As of December 31, 2022	services	services	financing income	credit losses	Total
	US$	US$	US$	US$	US$
Accounts receivable:
Xiaoying Credit Loan	3,527,042	206,939	7,844,263	(2,226,025)	9,352,219
Other loans	—	—	119,545	(5,674)	113,871
Contract assests:
Xiaoying Credit Loan	150,571,362	8,734,634	46,019	(939,527)	158,412,488
Other loans	563,679	19,485	—	(375)	582,789
Total	154,662,083	8,961,058	8,009,827	(3,171,601)	168,461,367

The following tables present the aging of accounts receivable as of December 31, 2021 and 2022 respectively. The Group charges off accounts receivable overdue more than 60 days.

As of December 31, 2021
Aging	Not past-due	1 - 30 days	30 - 60 days	Total
	RMB	RMB	RMB	RMB
Xiaoying Credit Loan	205,943,964	6,352,735	5,808,353	218,105,052
Total	205,943,964	6,352,735	5,808,353	218,105,052

As of December 31, 2022
Aging	Not past-due	1 - 30 days	30 - 60 days	Total
	RMB	RMB	RMB	RMB
Xiaoying Credit Loan	72,674,385	2,932,527	4,250,550	79,857,462
Other loans	746,331	40,675	37,521	824,527
Total	73,420,716	2,973,202	4,288,071	80,681,989

As of December 31, 2022
Aging	Not past-due	1 - 30 days	30 - 60 days	Total
	US$	US$	US$	US$
Xiaoying Credit Loan	10,536,796	425,176	616,272	11,578,244
Other loans	108,208	5,897	5,440	119,545
Total	10,645,004	431,073	621,712	11,697,789

The following tables present the movement of allowance for credit losses for accounts receivables and contract assets as of December 31, 2020, 2021 and 2022:

	As of		Provision for	Charge-off for	As of
	January 1,	Adoption of ASU	accounts receivable	accounts	December 31,
	2020	2016-13	(net of recovery) (1)	receivable	2020
	RMB	RMB	RMB	RMB	RMB
Xiaoying Credit Loan	185,085,029	11,480,592	112,833,743	(271,870,171)	37,529,193
Xiaoying Revolving Loan	7,824,878	811,579	11,883,737	(19,367,707)	1,152,487
Internet Channel	—	3,232,265	(3,232,265)	—	—
Total	192,909,907	15,524,436	121,485,215	(291,237,878)	38,681,680

		Provision for
		accounts receivable	Charge-off for
	As of	and contract assets	accounts	As of
	January 1,	(net of recovery)	receivable and	December 31,
	2021	(1)	contract assets	2021
	RMB	RMB	RMB	RMB
Accounts receivable:
Xiaoying Credit Loan	37,529,193	46,512,298	(75,949,087)	8,092,404
Xiaoying Revolving Loan	1,152,487	1,612,419	(2,764,906)	—
Contract assests:
Xiaoying Credit Loan	—	29,123,093	(11,347,540)	17,775,553
Total	38,681,680	77,247,810	(90,061,533)	25,867,957

		Provision for
		accounts receivable	Charge-off for
	As of	and contract assets	accounts	As of
	January 1,	(net of recovery)	receivable and	December 31,
	2022	(1)	contract assets	2022
	RMB	RMB	RMB	RMB
Accounts receivable:
Xiaoying Credit Loan	8,092,404	21,753,517	(14,492,578)	15,353,343
Other loans	—	145,931	(106,799)	39,132
Contract assests:
Xiaoying Credit Loan	17,775,553	(66,409)	(11,229,039)	6,480,105
Other loans	—	2,586	—	2,586
Total	25,867,957	21,835,625	(25,828,416)	21,875,166

		Provision for
		accounts receivable	Charge-off for
	As of	and contract assets	accounts	As of
	January 1,	(net of recovery)	receivable and	December 31,
	2022	(1)	contract assets	2022
	US$	US$	US$	US$
Accounts receivable:
Xiaoying Credit Loan	1,173,288	3,153,963	(2,101,226)	2,226,025
Other loans	—	21,158	(15,484)	5,674
Contract assests:
Xiaoying Credit Loan	2,577,213	(9,628)	(1,628,058)	939,527
Other loans	—	375	—	375
Total	3,750,501	3,165,868	(3,744,768)	3,171,601
(1)	The recoveries of charge-off of accounts receivables and contract assets amounted to RMB4,243,262, RMB850,597 and RMB1,738,580 (US$252,070) during the year ended December 31, 2020, 2021 and 2022, respectively.

(m)Loans receivables from Xiaoying Credit Loans and other loans, net

Loans receivables represent loans facilited through the Consolidated Trusts and Partnerships and loans provided by Xiaoying Microcredit, which consist of Xiaoying Credit Loans, Xiaoying Revolving Loans and other miscellaneous loans that the Group facilitated and provided during the years. Loans receivables from Xiaoying Credit Loans and other loans are stated at the historical carrying amount net of write-offs and allowance for credit losses. The Group establishes an allowance for credit losses in accordance with ASC 326 based on estimates, historical experience of net default rates, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors surrounding the credit risk of customers. The profile of the borrowers is similar under each product therefore the Group applies a consistent credit risk management framework to the entire portfolio of borrowers under each product. For individual customers where there is an observable indicator of impairment such as fraud, a specific allowance is provided. The Group evaluates and adjusts its allowance for credit losses for loans receivables on a quarterly basis or more often as necessary. Uncollectible loans receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when loans receivables are deemed uncollectible.

As of December 31, 2021 and 2022, loans receivables from Xiaoying Credit Loans and other loans amounted to RMB2,484,072,931 and RMB3,810,393,225 (US$552,455,087) respectively. The general life time of loans receivables from Xiaoying Credit Loans and other loans lasts no more than 12 months.

The Group excluded the accrued interest receivable balance from the disclosed amortized cost basis, amounting to RMB26,080,407 and RMB55,245,376 (US$8,009,827) as of December 31, 2021 and 2022. The accrued interest receivables were recorded in accounts receivable and contract assets from financing income in the consolidated balance sheet. In 2021 and 2022, the Group charges off loan receivables from Xiaoying Credit Loans and other loans overdue more than 60 days.

The following table presents the loans receivable from Xiaoying Credit Loans and other loans originated and retained by the Company as of December 31,2021 and 2022, respectively:

	Loans receivables
	from Xiaoying
	Credit Loans and
	other	Allowance for
As of December 31, 2021	loans	credit losses	Total
	RMB	RMB	RMB
Xiaoying Credit Loan	2,537,161,361	(54,725,057)	2,482,436,304
Xiaoying Revolving Loan	2,247,311	(610,684)	1,636,627
Total	2,539,408,672	(55,335,741)	2,484,072,931

	Loans receivables
	from Xiaoying
	Credit Loans and
	other	Allowance for
As of December 31, 2022	loans	credit losses	Total
	RMB	RMB	RMB
Xiaoying Credit Loan	3,856,622,443	(103,630,827)	3,752,991,616
Other loans	60,249,936	(2,848,327)	57,401,609
Total	3,916,872,379	(106,479,154)	3,810,393,225

	Loans receivables
	from Xiaoying
	Credit Loans and
	other	Allowance for
As of December 31, 2022	loans	credit losses	Total
	US$	US$	US$
Xiaoying Credit Loan	559,157,693	(15,025,057)	544,132,636
Other loans	8,735,420	(412,969)	8,322,451
Total	567,893,113	(15,438,026)	552,455,087

The following tables present the movement of provision for loans receivable from Xiaoying Credit Loans and other loans as of December 31, 2020, 2021 and 2022, respectively:

			Provision for loans
			receivable
			from Xiaoying Credit
	As of		Loans and other
	January 1,	Adoption of ASU	loans (net of		As of December
	2020	2016-13	recovery) (1)	Charge-off	31, 2020
	RMB	RMB	RMB	RMB	RMB
Xiaoying Credit Loans	—	—	74,934,783	(4,319,003)	70,615,780
Xiaoying Revolving Loans	24,709,468	4,205,046	152,275,243	(149,249,753)	31,940,004
Total	24,709,468	4,205,046	227,210,026	(153,568,756)	102,555,784

		(Reversal of)
		provision for
		loans receivable
		from Xiaoying Credit
		Loans and
	As of January 1,	other loans (net of		As of December 31,
	2021	recovery) (1)	Charge-off	2021
	RMB	RMB	RMB	RMB
Xiaoying Credit Loans	70,615,780	80,823,776	(96,714,499)	54,725,057
Xiaoying Revolving Loans	31,940,004	(4,428,608)	(26,900,712)	610,684
Total	102,555,784	76,395,168	(123,615,211)	55,335,741

		(Reversal of)
		provision for
		loans receivable
		from Xiaoying Credit
		Loans and
	As of December 31,	other loans (net of		As of December 31,
	2021	recovery) (1)	Charge-off	2022
	RMB	RMB	RMB	RMB
Xiaoying Credit Loans	54,725,057	160,131,434	(111,225,664)	103,630,827
Xiaoying Revolving Loans	610,684	—	(610,684)	—
Other loans	—	4,510,445	(1,662,118)	2,848,327
Total	55,335,741	164,641,879	(113,498,466)	106,479,154

		(Reversal of)
		provision for loans
		receivable from
		Xiaoying Credit
		Loans and
	As of December 31,	other loans (net of		As of December 31,
	2021	recovery) (1)	Charge-off	2022
	US$	US$	US$	US$
Xiaoying Credit Loans	7,934,387	23,216,876	(16,126,206)	15,025,057
Xiaoying Revolving Loans	88,541	—	(88,541)	—
Other loans	—	653,953	(240,984)	412,969
Total	8,022,928	23,870,829	(16,455,731)	15,438,026
(1)The recoveries of charge-off of loans receivables from Xiaoying Credit Loans and other loans amounted to RMB11,249,305, RMB8,803,265 and RMB12,189,107 (US$1,767,254) during the years ended December 31, 2020, 2021 and 2022, respectively.

The following table presents the aging of loans receivable from Xiaoying Credit Loans and other loans as of December 31, 2021 and 2022, respectively:

As of December
31, 2021
Aging	Not past-due	1 - 30 days	30 - 60 days	Total
	RMB	RMB	RMB	RMB
Xiaoying Credit Loans	2,514,735,264	13,800,724	8,625,373	2,537,161,361
Xiaoying Revolving Loans	2,241,915	—	5,396	2,247,311
Total	2,516,977,179	13,800,724	8,630,769	2,539,408,672

As of December
31, 2022
Aging	Not past-due	1 - 30 days	30 - 60 days	Total
	RMB	RMB	RMB	RMB
Xiaoying Credit Loans	3,822,596,905	22,812,090	11,213,448	3,856,622,443
Other loans	57,586,395	1,705,924	957,617	60,249,936
Total	3,880,183,300	24,518,014	12,171,065	3,916,872,379

As of December
31, 2022
Aging	Not past-due	1 - 30 days	30 - 60 days	Total
	US$	US$	US$	US$
Xiaoying Credit Loans	554,224,454	3,307,442	1,625,797	559,157,693
Other loans	8,349,243	247,336	138,841	8,735,420
Total	562,573,697	3,554,778	1,764,638	567,893,113

(n)Loans and payable to investors at fair value of Consolidated Trusts

For Consolidated Trusts founded before December 31, 2021, the Group elected to apply the fair value option for the loan assets and liabilities of the Consolidated Trusts on an individual basis at initial recognition, which is irrevocable throughout the existing period of each Consolidated Trust. For the Consolidated Trusts founded after January 1, 2022, the Group elected to apply amortized cost method to the loan assets and liabilities of newly formed Consolisated Trusts.

For loan assets and liabilities measured at fair value, the Group uses a discounted cash flow valuation methodology by discounting the estimated future net cash flows using an appropriate discount rate. The future net cash flows are estimated based on contractual cash flows, taking into consideration of estimated delinquency rate, prepayment rate and collection rate of the loans, and the pre-determined rate of the Group’s guarantee exposure for certain products. They are recorded as “Loans at fair value” and “Payable to investors at fair value” in the consolidated balance sheet. Changes in fair value of loans and payable to investors are reported net as recorded in “Fair value adjustments related to Consolidated Trusts” in the consolidated statement of comprehensive income. See Note 3 for further disclosure on financial instruments of the Consolidated Trusts for which the fair value option has been elected.

(o)Loan receivable from Xiaoying Housing Loans, net

Xiaoying Housing Loan is a home equity loan product secured by properties owned by borrowers and had been ceased the facilitation since 2019.

The Group directly or indirectly guarantees on borrowers’ defaults to the investors or institutional funding partners of Xiaoying Housing Loan products and obtains a collateral right from the borrowers for such guarantees. The collaterals include apartments, houses and properties, which can fully cover the underlying loan principle and interest. Upon default of the loan, the Group compensates the investor or institutional funding partners for defaulted loan principal and interest and obtains the creditor’s right of the underlying loan. The payout amount in relation to the original guarantee provision provided at loan inception was recorded as a deduction of guarantee liability, reflected in net payouts in the guarantee liabilities rollforward. The remaining payout amount in relation to the acquisition of the creditor’s right of the underlying loan is recorded as loan receivable upon payment of compensation in “Loan receivable from Xiaoying Housing Loans” in the consolidated balance sheets as the collection cycle typically will be more than one year. No loan receivables are recorded at loan inception.

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

The outstanding balance of loan receivable from Xiaoying Housing Loans were RMB12,083,317 and RMB10,061,258 (US$1,458,745) as of December 31, 2021 and 2022, respectively. The contractually required payments that are receivable for loans acquired during 2021 and 2022 were nil and nil, respectively. The outstanding undiscounted balance including the principal, interest, fees, penalties under Xiaoying Housing Loans receivable were RMB121,854,733 and RMB154,623,985 (US$22,418,371), as of December 31, 2021 and 2022, respectively. The guarantee related to the default of the outstanding balance of Xiaoying Housing Loan were all settled in 2020.

Allowance for loan receivable is established through periodic charges to the provision for loan receivable when the Group believes that the future collection of defaulted loan principal and interest is unlikely. Allowance for credit losses for loan receivables from Xiaoying Housing loans is also recognized when the fair value is below the original recorded present value of the expected amount to be collected. In order to accelerate the collection process, the Group transferred the creditor rights of certain defaulted loans as well as the underlying collateral right to third party companies at a discount in 2020, 2021 and 2022. The discounted amount was recorded as an allowance for loan receivables which represent the amount that the Group expects not able to collect from the proceedings. In addition, the Group also recorded an allowance for the remaining outstanding loans not transferred benchmarked to the discounted amount. The Group also institutes proceedings to collect the payout amount from collaterals. Uncollectible loan receivable from Xiaoying Housing Loans is written off when a settlement is reached for an amount that is less than the outstanding historical balance or when loan receivables are deemed uncollectible.

The following tables presents the movement in provision for loans receivable from Xiaoying Housing Loans for the years ended December 31, 2020, 2021 and 2022.

	Provision for Loans Receivable
As of December 31, 2019	from Xiaoying Housing Loans	Charge-off	As of December 31, 2020
RMB	RMB	RMB	RMB
48,211,512	17,993,570	(66,205,082)	—

	Reversal of provision for Loans Receivable	Recoveries of
As of December 31, 2020	from Xiaoying Housing Loans	charge-off	As of December 31, 2021
RMB	RMB	RMB	RMB
—	(377,559)	377,559	—

	Reversal of provision for Loans Receivable	Recoveries of
As of December 31, 2021	from Xiaoying Housing Loans	charge-off	As of December 31, 2022
RMB	RMB	RMB	RMB
—	(6,066,176)	6,066,176	—

	Reversal of provision for Loans Receivable	Recoveries of
As of December 31, 2021	from Xiaoying Housing Loans	charge-off	As of December 31, 2022
US$	US$	US$	US$
—	(879,513)	879,513	—

The following tables presents the aging of Loan receivables from Xiaoying Housing Loans as of December 31, 2021 and 2022, respectively:

As of December 31, 2021	Over due 1 – 2	Over due 2 – 3	Over due over 3
Aging	years	years	years	Total
	RMB	RMB	RMB	RMB
Xiaoying Housing Loans	—	1,392,439	10,690,878	12,083,317

As of December 31, 2022	Over due 1 – 2	Over due 2 – 3	Over due over 3
Aging	years	years	years	Total
	RMB	RMB	RMB	RMB
Xiaoying Housing Loans	—	—	10,061,258	10,061,258

As of December 31, 2022	Over due	Over due	Over due
Aging	1 – 2 years	2 – 3 years	over 3 years	Total
	US$	US$	US$	US$
Xiaoying Housing Loans	—	—	1,458,745	1,458,745

(p)Financial investments

The Group invested in several Venture Capital funds (“VC funds”) in the year 2021 and 2022. These investments are in the legal form of limited partnership or zero coupon convertible note.

For partnership investments, unless the fair value option under ASC 825 is elected, the Group uses equity method to account for these investments under ASC 323, which means these investments are initially recorded at cost and subsequently adjusted for the proportionated share of income or loss, impairment as well as contributions made or distributions received. However, for the case that virtually no influence was exerted by the Group in the partnership agreement, fair value measurement is applied under ASC 321. For VC funds investment measured under ASC 321, fair value measurement is applied except for the case that readily determinable fair value is not available thus the Group measures them alternatively at cost minus impairment, plus or minus observable price changes from orderly transactions of identical or similar investments of the same issuer.

For the investment in the legal form of zero coupon convertible note, it is in substance a prepaid forward contract that entitles the Group to obtain shares of the VC fund in the future, and because no readily determinable fair value is available, the Group measures the investment at cost minus impairment, plus or minus observable price changes from orderly transactions of identical or similar investments of the same issuer under ASC 321.

The Group reviews VC funds investment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is measured based on the excess of the carrying amount of an investment over its estimated fair value.

(q)Deposits to institutional cooperators, net

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

Deposits to institutional cooperators is stated at the historical carrying amount net of write-offs and allowance for credit losses. The Group establishes an allowance based on estimates, the current and expected default rates, insurance premium/guarantee fee, the historical pay-out amounts, the outstanding loan balances, the forecasted loan facilitation amounts and the credit risk of institutional cooperators. The Group evaluates and adjusts its allowance for deposits to institutional cooperators on a quarterly basis or more often as necessary. Deposits to institutional cooperators are written off when deposits are deemed uncollectible. Deposits to institutional cooperators are recorded as current assets because the term of the underlying loan assets was 12 months or less. As of December 31, 2021 and 2022, all deposits are refundable and none of them passed the original due date.

(r)Property and equipment, net

Furniture and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Computer and transmission equipment	3 years
Furniture and office equipment	5 years
Motor vehicles	4 years
Leasehold improvements	Over the shorter of the lease term or expected useful lives

Gains and losses from the disposal are included in “Other income (loss), net”.

(s)Intangible assets

Intangible assets with finite lives represent domain name and purchased computer software. These intangible assets are amortized on a straight-line basis over their estimated useful lives of the respective asset, which varies from 1 to 10 years.

Intangible assets with an indefinite useful life represent the insurance broker license purchased during 2018 and insurance sale on line license authorized in 2019, See Note 7. Intangible assets with an indefinite life is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

(t)Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carring amount of an asset may not be recoverable. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carring amounts of the assets to an estimate of future undiscouneted cashs flow attributable to theses assets. If the sum of the future undiscouneted cash flows is less than the carring amouts of the assets, the Group recognizes an impairment loss based on the exess of the carring amounts of the assets over the fair value of the assets. Meanwhile, annual impairment testing is required for goodwill and intangible assets that have an indefinite useful life.

(u)Long-term investments

The Group accounts for long-term investments using either the cost or equity method of accounting depending upon whether the Group has the ability to exercise significant influence over investments. As part of this evaluation, the Group considers the participating and protective rights in the investments as well as its legal form.

The Group applies the equity method of accounting for the long-term investments when the Group has the ability to significantly influence the operations or financial activities of the investee. The Group records the investments at cost and subsequently adjusts the carrying amount each period for share of the earnings or losses of the investee and other adjustments required by the equity method of accounting. Dividends received from the equity method investments are recorded as reductions in the cost of such investments.

The Group records the cost method long-term investments at historical cost and subsequently record any dividends received from the net accumulated earnings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reductions in the cost of the investments.

Long-term investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Group reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. As of December 31, 2021 and 2022, long-term investments of the Group consist of five and three equity investments of PRC private companies, respectively.

(v)Deposit payable to channel cooperators

The Group co-operates with selected Fintech and other financial companies by connecting the borrowers referred by those companies to investors on the Group’s platform. As part of the arrangements, the selected companies also provide credit enhancements on the loans facilitated to the borrowers referred by them and are required to pay a certain amount of cash as deposit to the Group, from which the Group is entitled to deduct if they fail to compensate the defaulted loans on a timely basis. Any remaining balance of the deposit is released upon expiry of the co-operation agreements or newly signed settlement agreements. As of December 31, 2021 and 2022, the outstanding balance of the deposit that the Group received from Fintech and other financial companies were RMB21,012,235 and RMB19,700,235 (US$2,856,266) respectively.

(w)Employee defined contribution plan

Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Group has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred were RMB28,891,339 , RMB35,601,429 and RMB41,757,571(US$6,054,279) for the years ended December 31, 2020, 2021 and 2022 respectively.

(x)Advertising cost

Advertising costs are expensed as incurred in accordance with ASC 720-35 Other Expense—Advertising costs. Advertising costs were RMB25,594,249,RMB7,395,353 and RMB8,491,724 (US$1,231,184) for the years ended December 31, 2020, 2021 and 2022 respectively. Advertising costs are included in sales and marketing expense in the consolidated statements of comprehensive income (loss).

(y)Origination and servicing expense

Origination and servicing expense consists primarily of variable expenses and vendor costs, including labor costs, costs related to credit assessment, borrower acquisitions, payment processing services, fees paid to third party collection agencies, as well as interest expense paid to investors and institutional funding partners of the Consolidated Trusts and Partnerships.

(z)Income taxes

Current taxes are provided for in accordance with the laws of the relevant tax authorities.

Deferred taxes are provided using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax return. Under this method, deferred tax assets and liabilities are recognized for the differences between the financial statement carrying amount and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are then evaluated to determine the extent to which they are more likely than not to be realized. In making such a determination, management considers all positive and negative evidence, including future reversals of existing taxable temporary differences and projected future taxable income exclusive of reversing temporary differences and carryforwards. Deferred tax assets are then reduced by a valuation allowance to the amount, in the opinion of management, that is more like than not to be realized.

The Group accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, each the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If a tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an examnination, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50 percent likelihood of being realized upon settlement. Interest and penalties on income taxes are classified as a component of income taxes.

(aa)Value added taxes (“VAT”)

The Group is subject to VAT at the rate of 6% and 13% given that they are classified as general tax payers and at the rate of 3% as certain Consolidated Trusts and Partnerships of the Group are classified as small-scale tax payers. VAT is reported as a deduction to revenue when incurred and amounted to RMB197,016,590 , RMB228,029,948, and RMB234,931,501(US$34,061,866) for the years ended December 31, 2020, 2021 and 2022 respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expense and other liabilities on the consolidated balance sheets.

(ab)Segment information

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

All of the Group’s revenue for the years ended December 31, 2020, 2021 and 2022 were generated from the PRC. As the Group generates all of its revenues in the PRC, no geographical segments are presented.

(ac)Treasury shares

The Group accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account in the consolidated balance sheets. In the event that treasury shares are transferrd to Employee Stock Ownership Plans (“ESOP”), the Company recognized the amount in addition paid-in capital. The treasury shares account includes 41,199,374 ordinary shares as of December 31, 2022, which will be canceled or held as treasury shares.

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

The Group determines if an arrangement is a lease or contains a lease at inception. Right-of-use (“ROU”) assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. As most of the Group’s leases do not provide an implicit rate, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The Group’s leases often include options to extend lease terms and such extended terms are included in lease terms when the Group is reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when the Group is reasonably certain not to exercise those options. Lease expense is recorded on a straight-line basis over the lease term. For operating leases, ROU assets were recorded as “Other non-current assets”, and the current and non-current portions of the lease liabilities were recorded as “Accrued expenses and other current liabilities” and “Other non-current liabilities” in the consolidated balance sheets. The Group does not have any finance leases for the year ended December 31, 2021 and 2022.

As of December 31, 2021 and 2022, the Group recognized ROU assets of RMB25,199,346 and RMB62,688,248 (US$9,088,942), and total lease liabilities of RMB24,350,514 and RMB62,497,742 (US$9,061,321), including current portion of RMB12,331,166 and RMB11,304,693 (US$1,639,026).

The Group’s operating leases mainly related to office facilitates. As of December 31, 2022, the weighted average remaining lease term was 4.77 years and the weighted average discount rate was 6.2% for the Group’s operating leases.

Operating lease cost for the year ended 31 December, 2022 was RMB17,254,245(US$2,501,630), which excluded cost of short-term contracts. Short-term lease cost for the year ended 31 December, 2022 was insignificant. For the year ended 31 December, 2021 and 2022, no lease cost for operating leases was capitalized. Supplemental cash flow information related to operating leases was as follows:

	As of December 31, 2022
	RMB	US$
Cash payments for operating leases	18,949,406	2,747,406
ROU assets obtained in exchange for operating lease liabilities	54,743,146	7,937,010

Future lease payments under operating leases as of December 31, 2022 were as follows:

	Operating leases
	RMB	US$
Year ending December 31,
2023	16,425,020	2,381,404
2024	16,829,056	2,439,984
2025	15,561,821	2,256,252
2026	9,572,584	1,387,894
2027 and thereafter	15,896,286	2,304,745
Total future lease payments	74,284,767	10,770,279
Less: Imputed interest	11,787,025	1,708,958
Total lease liability balance	62,497,742	9,061,321

As of December 31, 2022, additional operating leases that have not yet commenced were immaterial.

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

(af)Share-based compensation

Share-based payment transactions with employees and directors, such as stock options and restricted stocks, are measured based on the grant date fair value of the awards in accordance with ASC 718, Compensation-Stock Compensation, with the resulting expense generally recognized on a straight-line basis in the consolidated statements of income over the period during which the employee is required to perform service in exchange for the award.

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

Financial investments that potentially subject the Group to market risk mainly consist of investments in VC funds. The Group limits its exposure to market risks associated with financial investments by regularly conducting post-investment management of the funds.

Accounts receivable and contract assets are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable and contract assets is mitigated through the Group’s consistent credit risk management framework to the entire portfolio of borrowers under each product. The Group also constantly monitor the financial condition and evaluates the credit quality of certain institutional funding partners and external financing guarantee companies from which the Group’s service fees are collected.

Deposits to institutional cooperators are placed with financial institutional cooperators. The Group regularly monitors the financial condition and evaluates the credit quality of each institutional cooperator.

Credit of loans receivables and loans at fair value is controlled by the application of credit approval, limit and monitoring procedures.

No investor or institutional funding partner represented greater than 10% or more of the total net revenues for the years ended December 31, 2020, 2021 and 2022.

During the years ended December 31, 2020 and 2021, there was one and one institutional cooperator individually provided credit insurance or guarantee services for greater than 10% or more of the total loans the Group facilitated and provided. During the year ended December 31, 2022, there were two institutional cooperators individually provided credit insurance or guarantee services for greater than 10% or more of the total loans the Group facilitated and provided.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2020	2021	2022
Institutional cooperator A	Nil	*	29.6%
Institutional cooperator B	*	*	12.3%
Institutional cooperator C	54.4%	27.6%	*

There were two and three contract assets due from institutional funding partners/institutional cooperators that individually accounted for greater than 10% of the Group’s carrying amount of accounts receivable and contract assets as of December 31, 2021 and 2022, respectively.

	As of December 31,	As of December 31,
	2021	2022
Institutional cooperator A	*	26.3%
Institutional cooperator B	*	13.7%
Institutional cooperator D	Nil	15.6%
Institutional cooperator E	15.5%	*
Institutional funding partner A	11.0%	*

As of December 31, 2021 and 2022, two and four institutional cooperators individually accounted for more than 10% of the Group's deposits to institutional cooperators, respectively.

	As of December 31,	As of December 31,
	2021	2022
Institutional cooperator B	*	20.1%
Institutional cooperator C	30.7%	Nil
Institutional cooperator D	*	19.2%
Institutional cooperator E	23.1%	10.7%
Institutional cooperator F	*	10.0%

* Less than 10%.

The Company manages current payment risk of financial guarantee derivative through a self-developed risk management model. The rating scale of risk management model takes into account factors such as identity characteristics, credit history, payment overdue history, payment capacity, behavioral characteristics and online social network activity. As of December 31, 2022, substantially all of the loans facilitated by the Group were insured/guaranteed by external insurance company or financing guarantee companies.

(ah)Credit losses

In June 2016, the Financial Accounting Standards Board (FASB) issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326). The ASU introduced a new credit loss methodology, the current expected credit losses (“CECL”) methodology, which requires earlier recognition of credit losses while also providing additional disclosure about credit risk. The Group adopted the ASU as of January 1, 2020, which resulted in an increase in the Group’s Allowance for credit losses (“ACL”) and a decrease to opening Retained earnings, net of deferred income taxes, at January 1, 2020.

The CECL methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, receivables, contract assets and other financial assets measured at amortized cost at the time the financial asset is originated or acquired. The ACL is adjusted each period for changes in expected lifetime credit losses. The CECL methodology represents a significant change from prior U.S. GAAP and replaced the prior multiple existing impairment methods, which generally required that a loss be incurred before it was recognized. Within the life cycle of a loan or other financial asset, the methodology generally results in the earlier recognition of the provision for credit losses and the related ACL than prior U.S. GAAP.

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

(ai)Impact of COVID-19

The Company’s results of operations have been adversely affected by the COVID-19 which harmed the Chinese and global economy in general in 2020. In the early onset of the third quarter of 2020, the Group’s business was already on track for a steady recovery. In July 2020, the Group’s total loan facilitation amount was back to the level in January 2020 before COVID-19, and so were the delinquency rates for outstanding loans. In 2021 and 2022, the Group’s operational and financial results continued to show progress against the Group’s strategic objectives. The Company has also provided additional credit losses for accounts receivable and contract assets, other current assets and loans receivables in 2021 and 2022, due to the impact of COVID-19, other economic conditions and other factors. In January, 2023, China officially started to manage COVID-19 as a Class-B infectious disease. The implementation of Class-B management of COVID-19 emphasizes more scientific, precise and efficient epidemic prevention and minimizes its disruptions in the economy and society.

However, there are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of COVID-19, possibility of a second wave in China, the development and progress of distribution of COVID-19 vaccine and other medical treatment, the potential change in user behavior, especially on internet usage due to the prolonged impact of COVID-19, the actions taken by government authorities, particularly to contain the outbreak, stimulate the economy to improve business condition, almost all of which are beyond the Company’s control. As a result, certain of the Company’s estimates and assumptions, including the allowance for credit losses, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to the Company’s current estimates in future periods.

(ak)Recent accounting pronouncements

The FASB issued Accounting Standards Update No. 2021-08 Business Combinations (Topic 805) in October 2021, which will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Accounting Standards Update No. 2021-08 equires that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination, which applies prospectively for all business combinations that occur on or after the date of initial application. The Group will evaluate the impact of this new guidance on the consolidated financial statements when necessary.

The FASB issued Accounting Standards Update No. 2022-02 Financial Instruments—Credit Losses (Topic 326) in March, 2022, which will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Accounting Standards Update No. 2022-02 is related to credit loss from troubled debt restructurings and vintage disclosures. The Group is currently evaluating the impact of this new guidance on the consolidated financial statements but does not expect this guidance will have a material impact on its consolidated financial statements.

(al)Translation into United States Dollars

The financial statements of the Group are stated in RMB. Translations of amounts from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8972, on December 31, 2022, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2022, or at any other rate.

3. Fair value of assets and liabilities

For a description of the fair value hierarchy and the Group’s fair value methodologies, see “ Note 2—Summary of Significant Accounting Policies”.

Financial Instruments Recorded at Fair Value on a Recurring Basis

The following tables present the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis:

				Balance at Fair
	Level 1	Level 2	Level 3	Value
December 31, 2021	(RMB)	(RMB)	(RMB)	(RMB)
Assets
Loans at fair value	—	—	389,679,352	389,679,352
Financial guarantee derivative	—	—	11,816,799	11,816,799
Total assets	—	—	401,496,151	401,496,151
Liabilities
Payable to investors at fair value	—	—	462,714,400	462,714,400
Financial guarantee derivative	—	—	565,953,269	565,953,269
Total liabilities	—	—	1,028,667,669	1,028,667,669

				Balance at Fair
	Level 1	Level 2	Level 3	Value
December 31, 2022	(RMB)	(RMB)	(RMB)	(RMB)
Assets
Loans at fair value	—	—	120,279,612	120,279,612
Financial investments	—	—	10,713,953	10,713,953
Total assets	—	—	130,993,565	130,993,565
Liabilities
Payable to investors at fair value	—	—	141,288,810	141,288,810
Financial guarantee derivative	—	—	107,890,394	107,890,394
Total liabilities	—	—	249,179,204	249,179,204

				Balance at Fair
	Level 1	Level 2	Level 3	Value
December 31, 2022	(US$)	(US$)	(US$)	(US$)
Assets
Loans at fair value	—	—	17,438,904	17,438,904
Financial investments	—	—	1,553,377	1,553,377
Total assets	—	—	18,992,281	18,992,281
Liabilities
Payable to investors at fair value	—	—	20,484,952	20,484,952
Financial guarantee derivative	—	—	15,642,637	15,642,637
Total liabilities	—	—	36,127,589	36,127,589

Financial guarantee derivative

The Group uses the discounted cash flow model to value the financial guarantee derivatives. Net cumulative expected loss rates represent expected default rate, prepayment rate and collection rate at inception, as significant unobservable inputs applied in the discounted cash flow model, which ranged from 3.43% to 13.29% and from 5.19% to 10.48% for the year ended December 31, 2021 and 2022, respectively.

The following table sets forth the asset side of Group’s financial guarantee derivative movement activities for the years ended December 31, 2021 and 2022.

	For loans facilitated in	For loans facilitated in
	2020	2021	Total
Year ended December 31, 2021	RMB	RMB	RMB
Balance at December 31, 2020	3,842,853	—	3,842,853
Estimated payment to financial institutional cooperators based on the pre-agreed Cap (1)	—	212,641,902	212,641,902
Less: Initially estimated net guarantee service fee to be collected (2)	—	201,562,969	201,562,969
Add : Subsequent changes in estimated net guarantee service fee to be collected for outstanding loans (3)	1,044,741	1,731,660	2,776,401
Change in fair value of financial guarantee derivative	1,044,741	12,810,593	13,855,334
Add: Guarantee service fee received from borrowers	52,087,120	94,897,894	146,985,014
Less: Compensation paid/payable to financial institutional cooperators	56,974,714	119,525,286	176,500,000
Balance at December 31, 2021	—	(11,816,799)	(11,816,799)
Potential maximum undiscounted amount payable (Remaining estimated payment to financial institutional cooperators based on the pre-agreed Cap at December 31, 2021)	—	93,116,616	93,116,616
Changes in fair value related to balance outstanding at December 31, 2021	—	11,388,942	11,388,942

	For loans facilitated in	For loans facilitated in
	2021	2022	Total	Total
Year ended December 31, 2022	RMB	RMB	RMB	USD
Balance at December 31, 2021	(11,816,799)	—	(11,816,799)	(1,713,275)
Estimated payment to financial institutional cooperators based on the pre-agreed Cap (1)	—	—	—	—
Less: Initially estimated net guarantee service fee to be collected (2)	—	—	—	—
Add : Subsequent changes in estimated net guarantee service fee to be collected for outstanding loans (3)	(15,743,564)	—	(15,743,564)	(2,282,602)
Change in fair value of financial guarantee derivative	(15,743,564)	—	(15,743,564)	(2,282,602)
Add: Guarantee service fee received from borrowers	110,656,100	—	110,656,100	16,043,626
Less: Compensation paid to financial institutional cooperators	83,095,737	—	83,095,737	12,047,749
Balance at December 31, 2022	—	—	—	—
Potential maximum undiscounted amount payable (Remaining estimated payment to financial institutional cooperators based on the pre-agreed Cap at December 31, 2022)	—	—	—	—
Changes in fair value related to balance outstanding at December 31, 2022	—	—	—	—

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

The following table sets forth the liability side of Group’s financial guarantee derivative movement activities for the years ended December 31, 2021 and 2022.

	For loans facilitated in	For loans facilitated in
	2020	2021	Total
Year ended December 31, 2021	RMB	RMB	RMB
Balance at December 31, 2020	(171,328,829)	—	(171,328,829)
Estimated payment to financial institutional cooperators based on the pre-agreed Cap(1)	—	1,927,017,013	1,927,017,013
Less: Initially estimated net guarantee service fee to be collected(2)	—	1,827,304,009	1,827,304,009
Add : Subsequent changes in estimated net guarantee service fee to be collected for outstanding loans(3)	3,790,670	52,979,985	56,770,655
Change in fair value of financial guarantee derivative	3,790,670	152,692,989	156,483,659
Add: Guarantee service fee received from borrowers	837,446,557	1,147,827,202	1,985,273,759
Less: Compensation paid to financial institutional cooperators	669,908,398	734,566,922	1,404,475,320
Balance at December 31, 2021	—	565,953,269	565,953,269
Potential maximum undiscounted amount payable (Remaining estimated payment to financial institutional cooperators based on the pre-agreed Cap at December 31, 2021)	—	1,192,450,091	1,192,450,091
Changes in fair value related to balance outstanding at December 31, 2021	—	110,763,906	110,763,906

	For loans facilitated in	For loans facilitated in
	2021	2022	Total	Total
Year ended December 31, 2022	RMB	RMB	RMB	USD
Balance at December 31, 2021	565,953,269	—	565,953,269	82,055,511
Estimated payment to financial institutional cooperators based on the pre-agreed Cap (1)	—	100,633,097	100,633,097	14,590,428
Less: Initially estimated net guarantee service fee to be collected (2)	—	93,954,209	93,954,209	13,622,080
Add : Subsequent changes in estimated net guarantee service fee to be collected for outstanding loans (3)	(129,190,421)	601,001	(128,589,420)	(18,643,714)
Change in fair value of financial guarantee derivative	(129,190,421)	7,279,889	(121,910,532)	(17,675,366)
Add: Guarantee service fee received from borrowers	646,183,355	107,060,087	753,243,442	109,210,034
Less: Compensation paid to financial institutional cooperators	998,298,062	6,449,582	1,004,747,644	145,674,715
Less: Compensaion payable to financial institutional cooperators (4)	84,648,141	—	84,648,141	12,272,827
Balance at December 31, 2022	—	107,890,394	107,890,394	15,642,637
Potential maximum undiscounted amount payable (Remaining estimated payment to financial institutional cooperators based on the pre-agreed Cap at December 31, 2022)	—	94,183,515	94,183,515	13,655,326
Changes in fair value related to balance outstanding at December 31, 2022	—	4,719,727	4,719,727	684,296

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
(4)Amount represents the compensaion payable to financial institutional cooperators. See Note.11 Accrued expenses and other current liabilities.

The change in fair value of financial guarantee derivative primarily relates the Group’s estimated exposure in relation to the loans newly facilitated during the corresponding period, as the Group is obligated to compensate financial institutional cooperators under the guarantee arrangement based on the contractual guarantee fees charged to borrowers across the entire portfolio subject to a pre-agreed Cap rather than the actual guarantee fees collected from the borrowers. The change in fair value amount equals to the sum of (i) the portion of amounts obligated to pay to financial institutional cooperators that are not expected to be collected from the borrowers due to the estimated default or prepayment and (ii) fair value gain realized as a result of the release of guarantee obligations. The derivative is increased by the guarantee fees collected from the borrowers upon receipt as the Group expects all the fees to be ultimately paid to financial institutional cooperators. When the payments are made to financial institutional cooperators, the derivative is reduced by the corresponding amount. The total loan products related to guarantee derivatives facilitated during the years ended December 31, 2021 and 2022 were RMB25,229,094,745 and RMB2,167,354,119 (US$ 314,236,809), respectively.

As of December 31, 2021 and 2022, financial guarantee derivatives related to certain financial institutional cooperators has an asset position of RMB11,816,799 and nil respectively, primarily due to the time lag between the payments to those financial institutional cooperators and the collection of monthly guarantee service fees from borrowers. As of December 31, 2021, the cumulative monthly guarantee service fees collected from borrowers was less than the cumulative amount paid to those financial institutional cooperators. However, the total amount paid to those financial institutional cooperators was still within the pre-agreed Cap. The excess had been expected to be fully collected from the borrowers during the remaining term of the underlying loans. As of December 31, 2021 and 2022, financial guarantee derivatives related to certain financial institutional cooperators has a liability position of and RMB565,953,269 and RMB107,890,394 (US$15,642,637). As of December 31, 2021 and 2022, the maximum potential undiscounted future payment the Group would be required to make is RMB1,285,566,707 and RMB94,183,515 (US$13,655,326) which also reflects the maximum potential payment to financial institutional cooperators based on the pre-agreed Cap.

The following table represents the outstanding loan balance, remaining weighted average contractual term and estimated default rate of the outstanding loans as of December 31, 2021 and 2022, respectively.

	As of	As of	As of
	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB	RMB	US$
Outstanding loan balance	9,877,178,724	1,405,147,876	203,727,292
Remaining weighted average contractual term (Month)	6.76	1.93	1.93
Net cumulative expected loss rates (1)	7.74%	7.23%	7.23%
(1)	Represent the net of default rate, prepayment rate and collection rate.

Loans at fair value and Payable to investors at fair value

The Group has elected the fair value option for the loan assets and liabilities of the Consolidated Trusts that formed before December 31, 2021, which otherwise would not have been carried at fair value. Such election is irrevocable and is applied to financial instruments on an individual basis at initial recognition.

As the Group’s loans and payable to investors in the Consolidated Trusts do not trade in an active market with readily observable prices, the Group uses significant unobservable inputs to measure the fair value of these assets and liabilities. Financial instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. At December 31, 2021 and 2022, the discounted cash flow methodology is used to estimate the fair value of loans and payables to investors.

As of December 31, 2021 and 2022, the significant unobservable inputs used in the fair value measurement of the loans and payables to investors of the Consolidated Trusts included the discount rate and net accumulative expected loss. These inputs in isolation can cause significant increases or decreases in fair value. Increases or decrease in the discount rate can significantly impact the fair value results. The discount rate is determined based on the market rates.

Significant Unobservable Inputs

		December 31, 2021	December 31, 2022
		Range of Inputs	Range of Inputs
Financial Instrument	Unobservable Input	Weighted-Average	Weighted-Average
Loans and payable to investors at fair value	Discount rates	6.46%	6.48%
	Net cumulative expected loss rates (1)	5.92%	5.94%
(1)	Represents the net of default rate, prepayment rate and collection rate, expressed as a percentage of the loan volume.

The following table presents additional information about Level 3 loans and payable to investors measured at fair value on a recurring basis for the years ended December 31, 2021 and 2022. Changes in fair value of loans and payable to investors are reported net as “Fair value adjustments related to Consolidated Trusts” in the consolidated statements of comprehensive income(loss).

RMB

							Changes in fair
							value related to
							balance
	Balance at	Origination				Balance at	outstanding at
	December 31,	of loan	Collection of	Reinvestment	Change in	December	December 31,
	2020	principal	principal	of principal	fair value	31, 2021	2021
Xiaoying Credit Loan	1,585,731,888	422,081,700	(3,427,158,051)	1,816,290,599	(7,266,784)	389,679,352	(2,234,954)

RMB

							Changes in fair
							value related to
							balance
	Balance at	Origination				Balance at	outstanding at
	December 31,	of loan	Collection of	Reinvestment	Change in	December	December 31,
	2021	principal	principal	of principal	fair value	31, 2022	2022
Xiaoying Credit Loan	389,679,352	99,000,000	(1,089,274,133)	727,042,700	(6,168,307)	120,279,612	(8,403,261)

USD

							Changes in fair
							value related to
							balance
	Balance at	Origination				Balance at	outstanding at
	December 31,	of loan	Collection of	Reinvestment	Change in	December	December 31,
	2021	principal	principal	of principal	fair value	31, 2022	2022
Xiaoying Credit Loan	56,498,194	14,353,651	(157,929,904)	105,411,283	(894,320)	17,438,904	(1,218,358)

Payable to investors at
fair value of the
Consolidated Trusts
RMB
Balance at December 31, 2020	1,914,183,650
Initial contribution	454,490,000
Principal payment	(1,905,959,250)
Changes in fair value	—
Balance at December 31, 2021	462,714,400
Changes in fair value related to balance outstanding at December 31, 2021	—

	Payable to investors at fair value of the
	Consolidated Trusts
	RMB	US$
Balance at December 31, 2021	462,714,400	67,087,282
Initial contribution	98,800,000	14,324,653
Principal payment	(420,225,590)	(60,926,983)
Changes in fair value	—	—
Balance at December 31, 2022	141,288,810	20,484,952
Changes in fair value related to balance outstanding at December 31, 2022	—	—

The unpaid balance of loans at fair value as of December 31, 2021 and 2022 were RMB391,914,306 and RMB128,682,873 (US$18,657,262). The difference between the aggregate fair value and unpaid principal balance for loans at fair value is primarily attributable to the credit risk associated with the loan collections and time value of money, amounted to RMB2,234,954 and RMB8,403,261 (US$1,218,358) as of December 31, 2021 and 2022, respectively.

The unpaid balance of payable to investors as of December 31, 2021 and 2022 were RMB462,714,400 and RMB141,288,810 (US$20,484,952). The difference between the aggregate fair value and unpaid principal balance for payable to investors at fair value is primarily due to the time value of money, amounted nil and nil respectively as of December 31, 2021 and 2022.

The difference between the aggregate fair value and unpaid principal balance for both loans at fair value and payable to investors at fair value was recorded in “Fair value adjustments related to Consolidated Trusts” in the consolidated statements of comprehensive income(loss).

Financial investments

Financial investment measured at fair value represents the investment in one VC fund, which is a open-ended fund with most underlying investments measured at fair value. The Group uses the statement with approximate fair value of the VC fund to measure fair value of the investment, which is categorized in the level 3 valuation hierarchy.

Financial Instruments Not Recorded at Fair Value

Financial instruments, including cash and cash equivalents, accounts receivable and contract assets, other payable and short-term borrowings. The carrying values of cash and cash equivalents, accounts receivable and contract assets, other payable and short-term borrowings approximate their fair value reported in the consolidated balance sheets due to the short-term nature of these assets and liabilities.

4. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of
	December 31,	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Earnings rights associated with loan assets(1)	99,235,400	—	—
Prepaid expenses(2)	19,325,954	22,102,763	3,204,599
Input VAT to be deducted	63,867,418	20,676,758	2,997,848
Interest receivable of Consolidated Trusts	7,889,836	1,839,865	266,755
Dividend receivable(3)	15,000,000	15,000,000	2,174,796
Advance to employee	1,205,085	410,339	59,494
Others	6,603,785	11,052,616	1,602,479
Total prepaid expenses and other current assets	213,127,478	71,082,341	10,305,971
(1)In 2019, the Group purchased earnings rights of two loan assets from a related party without recourse (Note 13). The principal of the two underlying loans amounted to RMB100 million and RMB280 million , respectively. Based on the earnings right transfer agreement, the Group obtains the contractual right to receive principal and interest payments of the underlying loans through the transfer of earnings rights from Jiangxi Ruijing and is obligated legally to absorb the credit risk. Therefore, the Group recognized the earning rights as other receivable under “Prepaid expenses and other current assets”. The remaining loans had been fully repaid in 2022.

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

The following table presents the movement of the allowances for the credit losses for earnings rights associated with the loan assets:

		Reversal of provision of
		credit losses for
	As of	earnings rights	As of
	December 31,	associated with the loan	December 31,
	2020	assets	2021
	RMB	RMB	RMB
Total	1,987,960	(1,223,360)	764,600

		Reversal of provision of
		credit losses for
	As of	earnings rights	As of
	December 31,	associated with the loan	December 31,
	2021	assets	2022
	RMB	RMB	RMB
Total	764,600	(764,600)	—

		Reversal of provision of
		credit losses for
	As of	earnings rights	As of
	December 31,	associated with the loan	December 31,
	2021	assets	2022
	US$	US$	US$
Total	110,857	(110,857)	—
(2)	Prepaid expenses mainly relate to prepaid service fee to the Group’s service providers.
(3)	The amount represents dividend receivable from the nominal shareholder of Jiangxi Ruijing.

5. Deposits to institutional cooperators, net

The following table presents the deposits to cooperators as of December 31, 2021 and 2022, respectively:

	As of
	December 31,	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Deposits to cooperators	1,502,433,446	1,773,640,000	257,153,627
Provision for credit losses on deposits to institutional cooperators	(2,026,696)	(3,322,575)	(481,728)
Deposits to cooperators, net	1,500,406,750	1,770,317,425	256,671,899

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

As of 31 December, 2021 and 2022, the allowance of deposits to cooperators was RMB2,026,696 and RMB3,322,575 (US$481,728), respectively.

The following table presents the movement of the provision for deposits to institutional cooperators:

		Reversal of provision for
	As of	credit losses on	Charge-off for	As of
	December 31,	deposits to	deposits to	December 31,
	2020	institutional cooperators	institutional cooperators	2021
	RMB	RMB	RMB	RMB
Deposits to institutional cooperators	10,318,117	(8,291,421)	—	2,026,696

		Provision for
	As of	credit losses on	Charge-off for	As of
	December 31,	deposits to	deposits to	December 31,
	2021	institutional cooperators	institutional cooperators	2022
	RMB	RMB	RMB	RMB
Deposits to institutional cooperators	2,026,696	1,295,879	—	3,322,575

		Provision for
	As of	credit losses on	Charge-off for	As of
	December 31,	deposits to	deposits to	December 31,
	2021	institutional cooperators	institutional cooperators	2022
	US$	US$	US$	US$
Deposits to institutional cooperators	293,843	187,885	—	481,728

6. Property and equipment, net

Property and equipment, net consists of the following:

	As of
	December 31,	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Computer and transmission equipment	19,521,668	22,569,837	3,272,319
Furniture and office equipment	2,781,360	2,820,000	408,862
Leasehold improvements	22,803,702	23,707,764	3,437,302
Motor vehicles	816,103	816,103	118,324
Total property and equipment	45,922,833	49,913,704	7,236,807
Accumulated depreciation	(39,734,571)	(44,052,344)	(6,386,990)
Property and equipment, net	6,188,262	5,861,360	849,817

Depreciation expense was RMB10,114,779, RMB6,215,253 and RMB4,393,055 (US$636,933) for the years ended December 31, 2020, 2021 and 2022, respectively. Disposal of property and equipment resulted in a loss of RMB59,213 for the year ended December 31, 2020, but gains of RMB180,537 and RMB2,678 (US$388) in the year ended December 31, 2021 and 2022, respectively.

7. Intangible assets, net

Intangible assets, net consists of the following:

				Weighted Average
	As of			Remaining
	December 31,	As of December 31,		Amortization
	2021	2022	2022	Period in Years
	RMB	RMB	US$
Licenses (1)	26,600,000	26,600,000	3,856,637	Indefinite
Software and others	16,735,406	18,721,601	2,714,377	3.10
Accumulated amortization	(6,518,422)	(8,771,679)	(1,271,773)
Intangible assets, net	36,816,984	36,549,922	5,299,241
(1)The Group acquired an insurance broker license at a cost of RMB26,000,000 during 2018 and further acquired an insurance sale on line license at a cost of RMB600,000.

Amortization expenses were RMB1,800,749, RMB1,920,299 and RMB2,253,257 (US$326,692) for the years ended December 31, 2020, 2021 and 2022, respectively. The Group expects to record amortization expenses of RMB2,047,902 (US$296,918), RMB1,809,903 (US$262,411), RMB1,555,065 (US$225,463), RMB1,487,874 (US$215,722) and RMB1,231,114 (US$178,495) for the years ending December 31, 2023, 2024, 2025, 2026 and 2027 respectively.

8. Short-term borrowings

In March 2021, the Group set up a six-month loan amounting to RMB100,000,000 and repaid with interest amounting to RMB1,715,417 in August 2021.

As of December 31, 2021, out of the secured one-year borrowings, RMB166,500,000 were secured by restricted cash of US$29,050,000. The loan had been fully repaid during the year of 2022.

In August and September 2022, the Group set up a one-year and a six-month unsecured loan amounting to RMB50,208,800 and RMB 20,000,000, respectively.

The weighted average interest rate for the outstanding short-term borrowings was approximately 3.17% and 5.71% per annum as of December 31, 2021 and 2022, respectively.

9. Financial investments

Investment in Dragonfly Ventures Ⅱ Feeder, L.P. and IOSG Fund II LP were both made in the year 2021 in the form of limited partnership at RMB63,726,000 and RMB19,117,800, respectively. Given the fact that the Group does have influence on those VC funds, the equity method of accounting was used. Given that there is generally a time lag of one quarter for the VC funds to provide the most recent financial statements, the Group used the VC funds’ financial statements as of September 30, 2021 and 2022 to process the equity method under ASC 323 for the year end December 31, 2021 and 2022, respectively. As of December 31, 2021 and 2022, there were no differences between the amount at which these VC funds were carried and the amount of the underlying equities in net assets.

The table below summarizes the carrying value of investments in VC funds measured at equity method in the form of partnership measured at equity method as of December 31, 2021 and 2022:

		As of
		December 31,	As of December 31,
	Ownership	2021	2022	2022
	%	RMB	RMB	US$

Investment in Dragonfly Ventures Ⅱ Feeder, L.P.	5.73%	63,726,000	94,890,623	13,757,847
Investment in IOSG Fund II LP	3.00%	19,117,800	26,075,024	3,780,523
Total		82,843,800	120,965,647	17,538,370

The table below summarizes the combined financial information for the VC funds as above as of the nine months ended September 30, 2021 and 2022:

	As of September 30,	As of September 30,
	2021	2022	2022
	RMB	RMB	US$
Assets:
Cash and cash equivalents	659,577,667	357,201,450	51,789,342
Investments	2,982,174,973	2,128,097,512	308,545,136
Other current or non-current assets	445,006,612	3,875,916	561,955
Total assets	4,086,759,252	2,489,174,878	360,896,433
Liabilities:
Payable and accruals	4,123,550	1,701,215	246,653
Investment payable	574	2,461,245	356,847
Total liabilities	4,124,124	4,162,460	603,500

	Nine months ended
	September 30,	Nine months ended September 30,
	2021	2022	2022
	RMB	RMB	US$
Net investment income	11,711,704	24,930,729	3,614,616
Net realized gain on investments	5,247,804	84,080,855	12,190,578
Net unrealized gain (loss) on investments	1,505,164,526	(1,520,805,915)	(220,496,131)
Net income (loss)	1,522,124,034	(1,162,642,437)	(168,567,308)

During the year ended December 31, 2022, the Group invested an aggregate amount of RMB69,646,000 (US$10,097,721) in two VC funds, in the form of partnership and zero coupon convertible note. These VC funds were measured at the cost minus impairment because readily determinable fair value is not available. During the year ended December 31, 2022, these VC funds totally impaired by RMB8,874,750 (US$1,286,718), and there was no any upward adjustment, redemption nor disposal of investment. And the Group did not become aware of any observable price changes accounted for.

The table below summarizes investments measured at cost minus impairment, plus or minus observable price changes from orderly transactions of identical or similar investments of the same issuer as of December 31, 2022:

	As of December 31,
	2022	2022
	RMB	US$
Opening balance	—	—
Contribution	69,646,000	10,097,721
Upward adjustment	—	—
Downward adjustment	—	—
Impairment	(8,874,750)	(1,286,718)
Exchange differences	169,000	24,503
Ending Balance	60,940,250	8,835,506

During the year ended December 31, 2022, the Group invested an aggregate amount of RMB20,893,800 (US$3,029,316) in one VC fund in the form of partnership. The VC fund investment was measured at fair value. During the year ended December 31, 2022, a decrease of fair value change at the amount of RMB9,525,822 (US$1,381,114) was recognized in consolidated statements of comprehensive income.

The table below summarizes investments in VC funds in the form of partnership measured at fair value as of December 31, 2022:

	As of December 31,
	2022	2022
	RMB	US$
Opening balance	—	—
Contribution	20,893,800	3,029,316
Fair value adjustment	(9,525,822)	(1,381,114)
Exchange differences	(654,025)	(94,825)
Ending Balance	10,713,953	1,553,377

10. Long-term investments

During the year ended December 31, 2017, the Group invested RMB15,000,000 in cash for 10% of the equity interest of Nanjing Ruanshi Inforamtion Technology Co., Ltd., a private company which mainly operates computer services, advisory and car leasing & financing. The significant influence can be given by the Group as the Group has its representation on the board and thus equity method was applied. As the investee was unable to sustain an earnings capacity that would justify the carrying amount of the investment, the Group fully impaired the investment amounting to RMB12,538,280 and considered that such impairment is other than temporary in 2019.

In 2017, the Group also invested RMB40,000,000 in cash of equity interests of Guangzhou Rennuo Network Technology Co., Ltd. through nominee arrangement where the Group obtained all shareholder rights associated with the 40% equity holdings through contractual agreements with the nominal shareholder as the Group currently does not meet certain regulatory requirements to directly invest in such investee company. As the Group has significant influence over the private entity through its representation on the board, the investment was accounted for using the equity method. During the year ended December 31, 2021 and 2022, the Group has collected its capital contribution of RMB40,000,000 and an investment income of RMB2,926,504 from the investee company, and the investee company had been winded up subsequently in 2022.

During the year ended December 31, 2018, the Group invested RMB225,000,000 in cash for 15% equity interest of Jiangxi Ruijing Financial Asset Management Co., Ltd. (‘‘Jiangxi Ruijing’’), a PRC based asset management company through a nominee arrangement where the Group obtained all shareholder rights associated with the 15% equity holdings through contractual agreements with the nominal shareholder. Given that the Group has the ability to significantly influence Jiangxi Ruijing, the equity method of accounting was used.

During the year ended December 31, 2020, the Group invested RMB3,500,000 in cash for 20% equity interest of Shenzhen Zuopeng Digital Technology Co., Ltd., a PRC based digital system service company, whereas the Group obtained less than 17% of the voting power of the investee. Given that the Group does not have the ability to exercise significant influence over investments, the cost method of accounting was used. During the year ended December 31, 2022, the Group disposed all of its beneficial interest at cost and further received an investment income of RMB425,843 from the investee.

During the year ended December 31, 2021, the Group invested RMB315,000,000 in cash for 45% equity interest of Shenyang Tianxinhao Technology Limited, a PRC based software and information technology services company. As stated in the shareholder agreement, the historical assets (which refer to assests other than equity of Newup Bank of Liaoning, same below), claims or debts and other actual or potential profits or losses, which are generated before the closing date or after the closing date but attributable to reasons before the closing date, as descried in the agreement, shall be enjoyed and borne by the original shareholder, the Group will not bear any historical assets, claims or debts set forth. The significant influence can be given by the Group as the Group has its representation on the board and thus equity method was applied. The difference between the amount at which the long-term investment was carried and the amount of the underlying equities in net assets amounting to RMB74,940,264 and RM48,074,531 as of December 31, 2021 and 2022, respectively. The Group impaired the investment amounting to RMB26,865,733 during the year of 2022 and considered that such impairment is other than temporary.

The following table presents the summary combined financial information for the investee companies as of and for the years ended December 31, 2021 and 2022.

	As of December 31,	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Assets:
Cash and cash equivalents	327,483,767	274,926,779	39,860,636
Financial investments	4,291,549,384	2,952,624,941	428,090,376
Prepaid expenses and other current assets, net	1,331,030,237	454,270,439	65,863,023
Long-term investments	538,864,786	416,823,932	60,433,789
Other non-current assets	29,069,461	1,845,308,140	267,544,531
Total assets	6,517,997,635	5,943,954,231	861,792,355
Liabilities:
Short-term borrowings	136,611,562	38,711,000	5,612,567
Accrued expenses and other current liabilities	742,552,522	2,772,708,125	402,004,890
Long-term borrowings	2,611,819,014	926,420,194	134,318,302
Other non-current liabilities	5,738,967	1,376,249	199,537
Total liabilities	3,496,722,065	3,739,215,568	542,135,296

	Year ended
	December 31,	Year ended December 31,
	2021	2022	2022
	RMB	RMB	US$
Net revenues	315,420,375	336,391,921	48,772,244
Net income (loss)	123,545,201	(170,276,127)	(24,687,718)

11. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of
	December 31,	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Fund attributable to institutional funding partners (1)	68,931,284	46,633,508	6,761,223
Accrued interest payable of Consolidated Trusts	1,219,993	12,268,000	1,778,693
Professional fee payable	25,874,860	33,280,944	4,825,283
Commission fee payable(2)	81,862,576	182,821,417	26,506,614
Compensation payable to financial institutional cooperators	—	84,648,141	12,272,827
Transaction cost payable(3)	35,675,881	58,223,896	8,441,671
Insurance fee payable(4)	14,360,705	340,282	49,336
Lease liabilities	12,331,166	11,304,693	1,639,026
Other accrued expenses	28,710,085	46,513,652	6,743,847
Total accrued expenses and other current liabilities	268,966,550	476,034,533	69,018,520
(1)Fund attributable to institutional funding partners relate to the principal and interest collected on behalf of the institutional funding partners but have not yet been passed onto them as of December 31, 2021 and 2022.
(2)Commission fee payable relates to the commission fees payable to channel partners who introduce borrowers to the platform of the Group. The commission is typically determined based on the volume of traffic introduced, regardless of whether the introduced traffic becomes a borrower or investor on the Group’s platform.
(3)Transaction cost payable mainly includes payables to external suppliers for credit assessment service, payment processing services, and fees payable to collection agencies.
(4)Insurance fee payable relates to the insurance fees payable to external insurance company who provides credit insurance to investors or institutional funding partners.

12. Guarantee liabilities

The movement of guarantee liabilities during the years ended December 31, 2020, 2021 and 2022 are as follows:

RMB

	As of		Provision at				As of
	January 1,	Adoption of	the inception		Released on	Contingent	December 31,
	2020	ASU 2016-13	of new loans	Net payout(1)	expiration	liability	2020
Xiaoying Credit Loan	9,886,957	168,385	—	9,192,069	(14,162,703)	55,034	5,139,742
Xiaoying Housing Loan	129,996	2,214	—	42,660	(174,870)	—	—
Internet Channel	7,458,350	127,023	—	(3,761,403)	—	825,914	4,649,884
Total	17,475,303	297,622	—	5,473,326	(14,337,573)	880,948	9,789,626

RMB

					Reversal of
	As of	Provision at			provision for	As of
	January 1,	the inception		Released on	contingent	December 31,
	2021	of new loans	Net payout(1)	expiration	liability	2021
Xiaoying Credit Loan	5,139,742	—	7,821,975	(12,961,717)	—	—
Internet Channel	4,649,884	—	(4,625,600)	—	(24,284)	—
Total	9,789,626	—	3,196,375	(12,961,717)	(24,284)	—

RMB

					Reversal of
	As of	Provision at			provision for	As of
	January 1,	the inception		Released on	contingent	December 31,
	2022	of new loans	Net payout(1)	expiration	liability	2022
Xiaoying Credit Loan	—	—	2,011,850	(2,011,850)	—	—
Internet Channel	—	—	14,000,000	—	(14,000,000)	—
Total	—	—	16,011,850	(2,011,850)	(14,000,000)	—

USD

					Reversal of
	As of	Provision at			provision for	As of
	January 1,	the inception		Released on	contingent	December 31,
	2022	of new loans	Net payout (1)	expiration	liability	2022
Xiaoying Credit Loan	—	—	291,691	(291,691)	—	—
Internet Channel	—	—	2,029,809	—	(2,029,809)	—
Total	—	—	2,321,500	(291,691)	(2,029,809)	—
(1)Net payouts represent the amount paid to investors upon borrowers’ default net of the amount subsequently collected from the borrower if they paid back the loan.

The maximum potential undiscounted future payment was nil and nil as of December 31, 2021 and 2022.

13. Related party balances and transactions

In 2019, the Group purchased earnings rights of two loans from Jiangxi Ruijing. The considerations paid amounted to RMB100,000,000 and RMB280,000,000, respectively, which equal to the principal amounts of the underlying loans. In 2020, earnings right of the former loan had been fully repaid. Earnings right of the latter loan had been partially repaid by RMB20,000,000 and RMB160,000,000 in 2020 and 2021, respectively, and the remaining RMB100,000,000 had been fully repaid in January 2022. (Note 4(1)). The associated interest income amounted to RMB28,774,549, RMB17,269,246 and RMB412,341 (US$59,784) in 2020, 2021 and 2022, respectively.

In 2021, the Group entered into agreements with a financing guarantee company, which is a wholly-owned subsidiary of our equity investee obtained in 2020 and disposed in 2022. The equity investee is controlled by the Group’s senior management’s family member. This financing guarantee company provides guarantee service for an identified portfolio of loans the Group facilitated and charges borrowers a guarantee fee, a portion of which will be subsequently paid to the Group as the service fee for the intermediary service the Group provided. During the year of 2021 and 2022, this financing guarantee company provided guarantee service for 5.9% and 29.6% of the total loans the Group facilitated and provided. The Group recognized total net revenue of RMB78,801,582 and RMB542,719,679 (US$78,686,957) during the years of 2021 and 2022 in connection with the service fees of facilitation service for loans that covered by this financing guarantee company. As of December 31, 2021 and 2022, contract assets balance amounted to RMB66,761,250 and RMB313,992,225 (US$45,524,593), respectively.

As of December 31, 2021 and 2022, dividend receivable of RMB15,000,000 and RMB15,000,000 (US$2,174,796) will be subsequently collected from the nominal shareholder of Jiangxi Ruijing, the nominal shareholder is controlled by Mr. Yue (Justin) Tang.

In 2021, the Group provided a loan of RMB150,000,000 to an associate of the Group, Shenyang Tianxinhao Technology Limited, and the monthly interest rate applied is 0.5%. The loan had been fully repaid during the year of 2021. The associated interest income amounted to RMB750,000 in 2021.

In 2022, the Group entered into agreements with Newup Bank of Liaoning (“Newup Bank”), according to which the Group charged service fees directly from Newup Bank for the intermediary service the Group provided. The Group recognized total net revenue of RMB13,100,669 (US$1,899,419) during the year of 2022 in connection with the service fees of facilitation service for loans. As of December 31, 2022, contract assets balance amounted to RMB13,886,710 (US$2,013,384).

14. Income taxes

Cayman Islands

X Financial is a company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, YZT (HK) Limited, a subsidiary of the Group located in Hong Kong, is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. No income tax expense for this entity has been recognized in the consolidated financial statements as it has no assessable income for the years ended December 31, 2020, 2021 and 2022.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the Company’s subsidiaries, VIEs and subsdiaries of the VIEs established in the PRC are subject to an income tax rate of 25% for the years presented. As stipulated by the Taxation Law of the PRC, entities founded in certain industrial cooperation zones can be subject to a reduced enterprise income tax rate of 15%. One VIE in Shenzhen was a qualified enterprise eligible to enjoy the preferential income tax rate of 15% from 2020 to 2022. Moreover, a qualified software enterprise is entitled to a tax holiday consisting of a two-year exemption starting from the first profit-making year and 50% reduction for the subsequent three years. One subsidiary was recognized as a software enterprise and thereby entitled to a full exemption from EIT in 2017 and 2018, and a 50% reduction from 2019 to 2021. In 2022, the software enterprise qualified as “high and new technology enterprise” (“HNTE”) under the EIT Law and was entitled to a preferential income tax rate of 15% from 2022 to 2025.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to its tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income Tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes and, therefore, has not recorded an unrecognized tax benefit for this tax position. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to PRC income taxes, at a statutory income tax rate of 25%.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if an underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. Tax years from 2015 to the current years for the Group’s PRC subsidiaries are subject to examination of the PRC tax authorities.

Current tax expense (benefit) and deferred tax expense (benefit), which are substantially all attributable to the Company’s PRC subsidiaries, VIEs and subsidiaries of the VIEs, are as follows:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Current tax expense (benefit)	(157,326,719)	35,315,597	193,768,237	28,093,754
Deferred tax expense (benefit)	(142,551,916)	333,420,104	195,589,376	28,357,794
Total income tax expense (benefit)	(299,878,635)	368,735,701	389,357,613	56,451,548

Income (loss) before income taxes and gain (loss) from equity affiliates for different jurisdictions is shown as follows:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Cayman Islands	(15,160,941)	(6,463,771)	(5,585,777)	(809,862)
Hong Kong entities	911,529	948,973	12,667,827	1,836,662
PRC entities	(1,587,284,724)	1,196,315,182	1,216,374,240	176,357,688
Total	(1,601,534,136)	1,190,800,384	1,223,456,290	177,384,488

A reconciliation between income tax expense computed by applying the PRC income tax rate of 25%, the income tax jurisdiction where the Group has substantially all of its operations, to income (loss) before income taxes and gain (loss) from equity in affiliates and the reported amount of income tax expense (benefit) is as follows:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Expected income tax at PRC income tax rate	(400,383,534)	297,700,096	305,864,072	44,346,122
Other expenses not deductible for income tax purposes	26,628,325	24,325,078	4,399,168	637,819
Share based compensation expense not deductible for income tax purposes	20,035,035	22,108,693	13,384,454	1,940,563
Effect of tax holiday and preferential tax rate(1)	2,160,562	(25,716,398)	(15,977,099)	(2,316,462)
Effect of different tax rate of subsidiary operation in other jurisdictions	3,712,755	1,535,280	319,679	46,349
Effect of change in tax rate	(1,547,465)	—	—	—
Research and development tax deduction	—	(14,040,027)	(16,996,590)	(2,464,274)
Unrecognized tax benefits for prior years’ transfer pricing arrangement	32,092,388	(22,239,451)	—	—
Change in valuation allowance	9,155,075	99,384,200	101,490,352	14,714,718
Others	8,268,224	(14,321,770)	(3,126,423)	(453,287)
Total	(299,878,635)	368,735,701	389,357,613	56,451,548
(1)	The aggregate amount and per share effect of the tax holiday and preferential tax rate are as follows:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
The aggregate amount income tax benefit (expense) of the tax holiday and preferential tax rate	(2,160,562)	25,716,398	15,977,099	2,316,462
The aggregate effect on basic and diluted net income per share:
—Basic	(0.01)	0.08	0.05	0.01
—Diluted	(0.01)	0.08	0.05	0.01

The tax effects of temporary differences and carry forwards that give rise to the deferred tax balances at December 31, 2021 and 2022 are as follows:

	As of December 31,	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Deferred tax assets:
Long-term investments	5,325,000	16,326,280	2,367,088
Accrued expenses (1)	36,045,445	29,057,965	4,213,009
Accounts receivable and contract assets	28,982,373	5,683,849	824,081
Guarantee liabilities	1,017,108	—	—
Financial guarantee derivatives	199,865,748	165,452,224	23,988,318
Loan receivable from Xiaoying Housing Loans	16,456,881	14,940,336	2,166,145
Loans receivable from Xiaoying Credit Loans and other loans	79,578,524	106,663,862	15,464,806
Operating loss carryforwards	43,644,917	45,784,681	6,638,155
Earnings rights associated with loan assets	191,150	—	—
Deposits to institutional cooperators	506,674	830,644	120,432
Investment in Consolidated Trusts	11,509,170	—	—
Lease liabilities	6,599,483	16,004,767	2,320,473
Total deferred tax assets	429,722,473	400,744,608	58,102,507
Valuation allowance	(113,394,230)	(214,884,582)	(31,155,336)
Total deferred tax assets, net of valuation allowance	316,328,243	185,860,026	26,947,171
Deferred tax liabilities:
Property and equipment	488,150	986,598	143,043
Long-term investments	4,142,756	—	—
Right-of-use assets	6,299,837	15,672,062	2,272,235
Investment in Consolidated Trusts	—	25,188,918	3,652,050
Investment in Consolidated Partnerships	30,528,966	56,305,689	8,163,558
Total deferred tax liabilities	41,459,709	98,153,267	14,230,886

(1)	Accrued expenses included advertising carryforwards arising from the operation of the Group's PRC subsidiaries, amounting to RMB17,835,858 and RMB15,428,899 (US$2,236,980) as of December 31, 2021 and 2022, respectively. Under PRC tax rules, advertising expenses carryforwards will be carried forward indefinitely. The residual amount of accured expense is accured expenses of origination and servicing.

On January 1, 2020, the Group adopted the ASC 326. The transition adjustment included an income tax benefit of RMB5.75 million allocated directly to retained earnings, which increased deferred tax assets by a corresponding amount.

Movement of the valuation allowance is as follows:

	As of
	December 31,	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Balance as of January 1	(14,010,030)	(113,394,230)	(16,440,618)
Addition	(99,384,200)	(101,490,352)	(14,714,718)
Balance as of December 31	(113,394,230)	(214,884,582)	(31,155,336)

The Company operates through its subsidiaries, VIEs and subsidiaries of the VIEs. The valuation allowance is considered on an individual entity basis.

As of December 31, 2021 and 2022, the Company had operating loss carryforwards of RMB207,062,455 and RMB221,205,324 (US$32,071,757) respectively from its subsidiaries, VIEs and subsidiaries of the VIEs registered in the PRC. The net operating loss will expire in years 2023 to 2027, if not utilized.

The tax benefit, net of valuation allowance, recognized during the years ended December 31, 2021 and 2022 due to the generation of net operating losses that can be carried forward to future years amounted to RMB25,408,164 and RMB805,389 (US$116,770), respectively. The tax benefit realized during the year ended December 31, 2021 and 2022 from the utilization of carryforwards amounted to RMB196,077,136 and RMB3,927,259 (US$569,399) respectively. During the year ended December 31, 2021 and 2022, the Company recognized a deferred tax expense of RMB103,563,700 and RMB64,339,165(US$9,328,302) respectively for an increase in a valuation allowance as a result of a change in judgment about the ability of a subsidiary to utilize a beginning-of-the-year deferred tax asset in future years.

The Group assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carryforward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carryforwards, including consideration of specific known trend of profits expected to be reflected within the industry, (iii) taxable income in prior carryback years and (iv) tax-planning strategies. On the basis of this evaluation, as of December 31, 2021 and 2022 a valuation allowance of RMB113,394,230 and RMB214,884,582(US$31,155,336) was recorded respectively to reduce the deferred tax assets to the amount that is not more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as the Group’s projections for growth.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”), are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. Management has asserted it intends to indefinitely reinvest the undistributed earnings of the subsidiaries located in the PRC. As of December 31, 2022, the FIE of the Group had cumulative profits of RMB3,070,106,819 (US$445,123,647). The related unrecognized deferred tax liabilities were RMB307,010,682(US$44,512,365) as of December 31, 2022 based on a 10% tax rate.

A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group accrued deferred tax liabilities on the earnings of the VIEs of nil and nil as of December 31, 2021 and 2022.

Unrecognized tax benefits

A roll-forward of unrecognized tax benefits is as follows:

	Year ended December 31,	Year ended December 31,
	2021	2022	2022
	RMB	RMB	US$
Balance at beginning of the year	159,483,176	38,610,367	5,597,977
Additions for tax positions taken in current year	19,087,010	2,349,049	340,580
Reductions for tax positions taken in prior years	(139,959,819)	(28,757,431)	(4,169,436)
Settlements	—	(9,852,936)	(1,428,541)
Balance at end of the year	38,610,367	2,349,049	340,580

The accrued interest and penalties related to income taxes as of December 31, 2021 and 2022 is set forth below:

	Year ended December 31,	Year ended December 31,
	2021	2022	2022
	RMB	RMB	US$
Accrued interest and penalties	1,154,145	2,000,970	290,113

As of December 31, 2021 and 2022, the Group’s unrecognized tax benefits consisted of: 1) RMB28,757,431 and RMB 2,349,049(US$340,580) arising from impairment losses and charge-offs of accounts receivable and contract assets; and 2) RMB9,852,936 and nil arising from prior years’ transfer pricing arrangement.

As of December 31, 2021 and 2022, none of the unrecognized tax benefit balance, if recognized upon examination settlement or statute expiration, would affect the effective tax rate.

For the year ended December 31, 2021, the decrease of accrued interest and penalties related to income taxes was RMB10,731,479, which was recorded as part of the income tax expense in the consolidated financial statements. For the year ended December 31, 2022, the increase of accrued interest and penalties related to income taxes was RMB846,825(US$122,778), which was recorded as part of the income tax expense in the consolidated financial statements.

15. Net income (loss) per share and net income (loss) attributable to common stockholders

The following table details the computation of the basic and diluted net income (loss) per share:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Net income (loss) attributable to X Financial	(1,308,502,575)	825,407,023	811,996,439	117,728,417
Shares (denominator):
Weighted average number of ordinary shares used in computing basic EPS	321,236,089	329,230,273	316,444,826	316,444,826
Basic net income (loss) per share	(4.07)	2.51	2.57	0.37
Diluted effects of stock options and RSUs	—	7,650,809	5,958,561	5,958,561
Weighted average number of ordinary shares used in computing diluted EPS	321,236,089	336,881,082	322,403,387	322,403,387
Diluted net income (loss) per share	(4.07)	2.45	2.52	0.37

Diluted income (loss) per share do not include the following instruments as their inclusion would have been anti-dilutive:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2020	2021	2022
Stock options	52,198,603	32,139,614	29,293,014
Restricted stocks units	6,285,294	27,100,812	21,398,126

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

The Company used the Binomial model to estimate the fair value of the options granted on the respective grant dates with assistance from independent valuation firms. The fair value per option was estimated at the date of grant using the assumptions. The weighted-average grant date fair value of the options for the years ended December 31,2020, 2021 and 2022 were RMB9.99, RMB9.58 and RMB9.87 per share respectively

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

A summary of option activity during the year ended December 31, 2022 is presented below:

				Intrinsic
				value of
	Number of	Exercise Price	Remaining	options
	Options	RMB	Contractual	RMB
Outstanding, as of January 1, 2022	38,748,533	0.27-31.96	3.07-7.33	20,378,161
Granted	—	—	—	—
Exercised	123,602	0.27	—	—
Forfeited/Cancelled	2,846,600	10.71-30.27	—	—
Outstanding, as of December 31, 2022	35,778,331	0.27-31.96	2.07-6.33	20,744,096
Vested and expected to vest as of December 31, 2022	35,778,331	0.27-31.96	2.07-6.33	20,744,096
Exercisable as of December 31, 2022	10,218,315	0.27-31.96	2.07-6.33	20,744,096

The Group recognized the compensation cost for the stock options on a straight-line basis.

For the years ended December 31, 2020, 2021 and 2022 the Group recorded compensation expenses of RMB70,588,710, RMB71,849,299 and RMB10,740,648 (US$1,557,248) respectively for the stock options granted to the Group’s employees. The Group allocated share-based compensation expense for share option as follows:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Origination and servicing	35,885,086	21,345,909	905,756	131,322
General and administrative	32,794,113	48,655,490	9,340,416	1,354,234
Sales and marketing	1,909,511	1,847,900	494,476	71,692

As of December 31, 2020, 2021 and 2022, there were RMB85,785,176, RMB11,094,017 and RMB619,557 (US$89,827) respectively of total unrecognized compensation expense related to unvested stock options granted. As of December 31, 2022 that cost is expected to be recognized over a weighted-average period of 0.35 years.

There were no income tax benefits recognized for the year ended December 31, 2020, 2021 and 2022 for share options.

Restricted stocks unit

On April 15, 2019, the Board of Directors of X Financial granted 150,000 of restricted stock units to certain directors. The restricted stock units shall vest over a period from two to three years. The restricted stock units have no expiration period. On November 20, 2019, the Board of Directors of X Financial granted 1,789,400 of restricted stock units to certain employees. On January 21, April 30, October 31, 2020, the Board of Directors of X Financial granted 4,600,000, 673,300 and 550,000 of restricted stock units to certain employees, respectively. The restricted stocks shall expire 10 years from the date of grant and vest over a period from three to four years. On November 10, 2021, the Board of Directors of X Financial granted 26,657,998 of restricted stock units to certain senior managements and employees. The restricted stock units shall expire 10 years from the date of grant and vest over a period from three to four years. On March 3, 2022, the Board of Directors of X Financial granted 810,000 restricted stock units to certain directors. The restricted stock units shall vest over a period of three years.

On August 13, 2019 and November 20, 2019, the Board of Directors decided to cancel 1,500,000 and 250,000 of unvested options of certain senior managements and concurrently granted 1,500,000 and 250,000 of restricted stock units as replacement awards to the senior managements. The incremental compensation expenses of RMB360,592 (US$52,281) was equal to the excess of the fair value of the modified award immediately after the modification over the fair value of the original award immediately before the modification.

A summary of restricted share units activity during the year ended December 31, 2022 is presented below:

		Weighted-Average Grant-Date
	Number of	Fair Value
	Restricted Shares	RMB
Outstanding, as of January 1, 2022	32,415,615	5.18
Granted	810,000	3.17
Vested	9,620,748	5.49
Forfeited	1,698,414	5.25
Outstanding, as of December 31, 2022	21,906,453	4.96

For the year ended December 31, 2020, 2021 and 2022, the Group recorded compensation expenses of RMB9,551,428, RMB16,585,473 and RMB42,797,167 (US$6,205,006) respectively for the restricted shares granted to the Group’s directors and employees. The Group allocated share-based compensation expense for restricted share as follows:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Origination and servicing	6,173,735	10,819,642	26,040,888	3,775,574
General and administrative	3,064,908	5,321,620	16,743,484	2,427,577
Sales and marketing	312,785	444,211	12,795	1,855

As of December 31, 2020, 2021 and 2022, there was RMB33,499,672, RMB141,127,667 and RMB102,650,058 (US$14,882,859) respectively of total unrecognized compensation expense related to unvested restricted shares granted. As of December 31, 2022, the cost is expected to be recognized over a weighted-average period of 2.73 years.

There were no income tax benefits recognized for the year ended December 31, 2020, 2021 and 2022 for restricted stocks unit.

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

Amounts restricted that include paid-in capital, additional paid-in capital and statutory reserve funds, as determined pursuant to PRC GAAP, are RMB 4,531,337,021 and RMB4,644,526,736 (US$673,393,078) as of December 31, 2021 and 2022 respectively

18. Commitments and contingencies

Operating lease as lessee

As disclosed in Note 2, the Group has adopted ASC Topic 842 on 1 January, 2019. Current and non-current portions of lease liabilities have been recorded as “Accrued expenses and other current liabilities” and “Other non-current liabilities” in the balance sheet as at December 31, 2021 and 2022, except for short-term leases.

Financial investments

In 2022, the Group committed to invest US$10,000,000 in a VC fund and US$5,000,000 had been made during the year ended December 31, 2022. As of the date of this annual report, the remaining capital contribution had not yet been made by the Group.

Short-term borrowings

As of December 31, 2022, the Group had short-term borrowings amounting to RMB70,208,800, such borrorrings will be repaid with interests amounting to RMB1,729,327 in 2023. Interest payments are calculated using the interest rate as of December 31, 2022.

Contingencies

On November 26, 2019, a putative class action complaint captioned Shivakumar Ningappa v. X Financial, et al., No. 657033/2019, was filed in the Supreme Court of the State of New York, New York County against the Group, certain of officers and directors, and the underwriters of initial public offering, asserting violations of the Securities Act of 1933 based on the Group’s September 2018 initial public offering. Two additional lawsuits were subsequently filed in the same court, containing substantially identical allegations. On February 5, 2020, all three lawsuits were consolidated under the caption “In re X Financial Securities Litigation,” No. 657033/2019, and a consolidated amended complaint (the “CAC”) was filed on February 14, 2020. On May 11, 2020, the Group filed a motion to dismiss the CAC in its entirety. On February 8, 2022, the matter was reassigned to a new judge. Following such reassignment, oral argument on Defendants’ motion to dismiss was scheduled for July 12, 2022. On November 1, 2022, Supreme Court of the State of New York ordered that the motions to dismiss are granted.

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

19. Subsequent events

In January, February, March and April 2023, the Group have set up one-year loans amounting to RMB255,000,000, RMB10,000,000, RMB47,500,000 and RMB200,000,000, respectively, which apply a fixed rate of 4.0%, 5.5%, 4.25% and 8.0%, respectively.

In March 2023, the Group set up a nine-month loan amounting to RMB100,000,000, which applies a fixed rate of 8.0%.

SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(in Renminbi “RMB”, except share and per share data)

	As of
	December 31,	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Assets:
Cash and cash equivalents	4,771,477	14,280,138	2,070,425
Prepaid expenses and other current assets	371,460	426,398	61,823
Amount due from subsidiaries and VIEs	1,077,449,147	1,024,111,805	148,482,254
Investments in subsidiaries and VIEs	2,899,792,086	3,717,374,302	538,968,611
Total assets	3,982,384,170	4,756,192,643	689,583,113

Liabilities:
Accrued expenses and other current liabilities	5,489,209	2,937,951	425,963
Total liabilities	5,489,209	2,937,951	425,963

Equity:
Common shares	206,793	206,793	29,982
Treasury stock	—	(124,596,781)	(18,064,835)
Additional paid-in capital	3,159,522,737	3,191,193,773	462,679,606
Retained earnings	810,855,877	1,622,852,316	235,291,468
Accumulated other comprehensive income	6,309,554	63,598,591	9,220,929
Total equity	3,976,894,961	4,753,254,692	689,157,150
Total liabilities and equity	3,982,384,170	4,756,192,643	689,583,113

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in Renminbi “RMB”, except share and per share data)

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
General and administrative expenses	(18,494,095)	(9,577,576)	(8,739,084)	(1,267,048)
Interest income	4,416	590	1,518	220
Equity in profit (loss) of subsidiaries and VIEs	(1,293,341,634)	831,870,794	817,582,216	118,538,279
Other income, net	3,328,738	3,113,215	3,151,789	456,966
Net income (loss)	(1,308,502,575)	825,407,023	811,996,439	117,728,417
Other comprehensive income (loss)	(46,041,729)	(14,749,519)	57,289,037	8,306,130
Comprehensive income (loss)	(1,354,544,304)	810,657,504	869,285,476	126,034,547

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

(in Renminbi “RMB”, except share and per share data)

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Net cash by used in operating activities	(14,708,389)	(8,630,238)	(9,559,741)	(1,386,032)
Received from subsidiaries and VIEs	6,818,106	4,545,040	164,707,863	23,880,395
Net cash provided by investing activities	6,818,106	4,545,040	164,707,863	23,880,395
Contribution from shareholders	543,594	2,959,511	277,342	40,211
Repurchase of common shares	—	—	(146,740,902)	(21,275,431)
Net cash provided by (used in) financing activities	543,594	2,959,511	(146,463,560)	(21,235,220)
Effect of foreign exchange rate changes	(663,453)	(144,484)	824,099	119,483
Net increase (decrease) in cash and cash equivalents	(8,010,142)	(1,270,171)	9,508,661	1,378,626
Cash and cash equivalents, beginning of year	14,051,790	6,041,648	4,771,477	691,799
Cash and cash equivalents, end of year	6,041,648	4,771,477	14,280,138	2,070,425

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
3.For the years ended December 31, 2020, 2021 and 2022, except as disclosed in Note 18, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Company.
4.Translations of balances in the additional financial information of Parent Company—Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB6.8972, as set forth in H.10 statistical release of the Federal Reserve Board on December 31, 2022. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2022, or at any other rate.