Form 20-F
period 2023-12-31
X Financial
filed 2024-04-29
CIK 1725033

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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

293,553,607 ordinary shares, comprised of 195,953,607 Class A ordinary shares, par value $0.0001 per share, and 97,600,000 Class B ordinary shares, par value $0.0001per share, as of December 31, 2023.

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

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. Check one:

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.   ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

If securities are registered pursuant to section 12(b) of Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statments.  ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐1

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

Yes ☐   No ☐

1 The correction of an error in the previously issued financial statments included in this Form 20-F does not have an impact on the financial reporting measure and therefore, this box is unchecked.

INTRODUCTION

Unless otherwise indicated, in this annual report on Form 20-F, the following terms shall have the meaning set out below:

●	“active borrowers” refers to, for a specified period, borrowers who made at least one transaction during that period on our platform;
●	“ADSs” refers to American depositary shares, each of which represents six Class A ordinary shares, and “ADRs” refers to the American depositary receipts that may evidence ADSs;
●	“APR” or “annual percentage rate” refers to the percentage number represents the actual annualized cost of borrowing over the term of a loan. The APR for a type of our loan product equals to the annualized actual amount of total interests, service fees and insurance premium divided by total amount of loans we facilitated.
●	“Beijing WFOE” refers to our wholly-owned Chinese Mainland subsidiary, Xiaoying (Beijing) Information Technology Co., Ltd.;
●	“Cayman Companies Act” refers to the Companies Act (As Revised) of the Cayman Islands, as amended;
●	“China” or “PRC” refers to the People’s Republic of China, including, Hong Kong and Macau;
●	“Class A ordinary shares” refers to our Class A ordinary shares, par value $0.0001 per share, carrying one vote per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares, par value $0.0001 per share, carrying 20 votes per share;
●	“institutional funding partners” refers to our institutional funding sources, including banks, consumer finance companies, trust companies and other institutions who funded the loans we facilitated to borrowers;
●	“insurance /guarantee protection” refers to credit insurance or guarantee services provided by insurance companies or financing guarantee companies in partnership with online finance platforms against the default of both the principal and interest;
●	“Chinese Mainland” means the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong, Macau and Taiwan;
●	“ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“PBOC CRC” refers to the credit reference center of the People’s Bank of China;
●	“PCAOB” refers to the Public Company Accounting Oversight Board;

●	“prime borrower” refers to an individual having sound credit history, who has credit records with PBOC CRC and usually no late payment record of over 60 days in the previous six months. In determining whether a prospective borrower is a prime borrower, we will review his or her credit history, along with our sophisticated risk management review system;
●	“RMB” or “Renminbi” refers to the legal currency of Chinese Mainland;
●	“U.S. dollars,” “US$,” “$” or “dollars” refers to the legal currency of the United States;
●	“variable interest entities” or “VIEs” refer to Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd, or Beijing Ying Zhong Tong(VIE), Shenzhen Xiaoying Technology Co., Ltd., or Shenzhen Xiaoying(VIE), and Shenzhen Xintang Information Consulting Co., Ltd. or Shenzhen Xintang(VIE), and their subsidiaries, which are Chinese Mainland companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP due to our having effective control over, and our being the primary beneficiary of, such entity; and “affiliated entities” are to our VIE, the VIE’s direct subsidiaries under the Chinese Mainland laws;
●	“we,” “us,” “our company group,” “our,” or “X Financial” refers to X Financial, a Cayman Islands company, and unless the context requires otherwise, includes its predecessor entities, consolidated subsidiaries and VIEs; and

Our reporting currency is Renminbi because substantially all of our operations are conducted in Chinese Mainland and all of our revenues is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB 7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The Chinese Mainland government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

You can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements include, but are not limited to, statements about:

●	the Chinese Mainland online consumer finance industry ;
●	our goals and strategies;
●	our future business development, financial condition and results of operations;
●	expected changes in our revenues, costs or expenditures;
●	growth of and competition trends in our industry;
●	our expectations regarding demand for, and market acceptance of, our products and services;
●	our expectations regarding keeping and strengthening our relationships with borrowers, institutional funding partners and other parties we collaborate with;
●	fluctuations in general economic and business conditions in the markets in which we operate; and
●	relevant government policies and regulations relating to our industry.

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

PART I

VIE Structure and Risks Relating to Our Corporate Structure

X Financial is a Cayman Islands holding company conducting its operations in Chinese Mainland through Beijing WFOE, a wholly-owned subsidiary of YZT (HK) Limited, Shenzhen Xiaoying Puhui Technology Co., Ltd., a wholly-owned subsidiary of Beijing WFOE (“Shenzhen Puhui”), Shenzhen Xiaoying Information Technology Co., Ltd. (“Shenzhen Xiaoying IT”), a wholly-owned subsidiary of Beijing WFOE, and the VIEs, including Shenzhen Xiaoying (VIE), Shenzhen Xintang (VIE), Beijing Ying Zhong Tong (VIE) and their subsidiaries. The Company has equity interests in Beijing WFOE, Shenzhen Puhui, and Shenzhen Xiaoying IT, however, neither the Company nor its subsidiaries own any share in the VIEs. Instead, the Company control and receive the economic benefits of the VIEs’ business operation through a series of contractual arrangements (the “VIE Agreements”). To comply with Chinese Mainland laws and regulations, the Company does not have an equity ownership interest in its VIEs but rely on the VIE Agreements with VIEs to control and operate their businesses. The VIE Agreements are designed to provide the Beijing WFOE, with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIEs, including absolute control rights and the rights to the assets, property, and revenues of the VIEs. As a result of these contractual arrangements, which have not been tested in a court of law in the Chinese Mainland, the assets and liabilities of the VIEs are treated as the Company’s assets and liabilities and the results of operations of the VIEs are treated in all aspects as if they were the results of the Company’s operations due to the satisfaction for consolidation of the VIEs under generally accepted accounting principles in the United States (“U.S. GAAP”). The Company is the primary beneficiary of the VIEs, and, therefore, consolidate the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. See “Item 4.C. Organizational Structure” for more information on these VIE Agreements.

Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the Chinese Mainland laws and regulations, including but not limited to the validity and enforcement of the VIE Agreements. We are also subject to the risks of uncertainty about any future actions of the Chinese Mainland government in this regard. Our VIE Agreements may not be effective in providing control over the VIEs. The contractual arrangements have not been judicially tested in the Chinese Mainland and there remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. We rely on the VIE Agreements with VIEs to control and operate their businesses. The investors may never hold equity interests in such VIEs. We may also be subject to sanctions imposed by Chinese Mainland regulatory agencies including Chinese Securities Regulatory Commission, or CSRC, if we fail to comply with their rules and regulations. We may also be subject to Chinese Mainland laws relating to, among others, data security and restrictions over foreign investments due to the complexity of the regulatory regime in Chinese Mainland, and the recent statements and regulatory actions by the Chinese Mainland government relating to data security may affect our remaining business operations in Chinese Mainland or even our ability to offer securities in the United States. We are also subject to the risks and uncertainties about any future actions of the Chinese Mainland government that could disallow the VIE structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including causing the value of such securities to significantly decline or become worthless. See “Risk Factors-Risks Relating to Our Corporate Structure” for more information.

The following diagram illustrates our corporate structure as of the date of this annual report. It omits certain entities that are immaterial to our results of operations, business and financial condition and also omits certain trusts and limited partnership enterprises we consolidate (see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Critical Accounting Policies, Judgments and Estimates, Consolidated Trusts, Consolidated Partnerships”). The relationships between, on the one hand, each of Beijing Ying Zhong Tong (VIE), Shenzhen Xintang (VIE), and Shenzhen Xiaoying (VIE), and on the other, Beijing WFOE as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership. The dissolvement has been approved by Beijing WFOE pursuant to the relevant variable interest entity agreements. See “Risk Factors-Risks Relating to Our Corporate Structure” for more information.

(1)	In December 2017, Beijing WFOE acquired 100% of the equity interest held by Shenzhen Xiaoying (VIE) in Shenzhen Xiaoying Puhui Technology Co., Ltd. and Shenzhen Xiaoying Information Technology Co., Ltd.
(2)	Mr. Yue (Justin) Tang and entities controlled by Mr. Yue (Justin) Tang hold 42.9838% and 57.0162% of equity interest in Shenzhen Xiaoying, respectively.
(3)	Shenzhen Lelebu holds 100% equity interest in Shenzhen Xintang (VIE).
(4)	Mr. Yue (Justin) Tang and Mrs. Jing Sun holds 51% and 49% of the equity interest in Beijing Ying Zhong Tong (VIE), respectively.

* Entities in which the shareholders of X Financial own the interests.

** Entities in which the shareholders of X Financial do not own any interests.

Risks Associated with Being Based in or Having the Majority of our Operations in Chinese Mainland

We are exposed to legal and operational risks associated with our operations in Chinese Mainland. The Chinese Mainland government has significant authority to exert influence on the ability of a company with operations in Chinese Mainland, including us, to conduct its business. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in Chinese Mainland may be harmed by changes in its laws and regulations, including those relating to taxation, data information, antitrust, finance, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Any actions by the Chinese Mainland government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in companies having operations in Chinese Mainland, including us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless. These Chinese Mainland-related risks could result in a material change in our operations and/or the value of our securities, or could significantly limit or completely hinder our ability to offer securities to investors in the future and potentially cause the value of such securities to significantly decline or become worthless.

The Chinese Mainland government may exert, at any time, substantial intervention and influence over the manner of our operations. Recently, the Chinese Mainland government initiated a series of regulatory actions and statements to regulate business operations in Chinese Mainland with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over Chinese Mainland-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews and new laws and regulations related to data security, and expanding the efforts in anti-monopoly enforcement.

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal information and important data worldwide is rapidly evolving in Chinese Mainland and is likely to remain uncertain for the foreseeable future. Regulatory authorities in Chinese Mainland have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, the PRC Cybersecurity Law, which became effective in June 2017, established Chinese Mainland’s first national-level data protection for “network operators,” which may include all organizations in Chinese Mainland that connect to or provide services over the internet or other information network. The PRC Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection.

The amended Measures of Cybersecurity Review, which was promulgated by the Cyberspace Administration of China (the “CAC”) in December 2021 and came into effect on February 15, 2022, requires cyberspace operators with personal information of more than one million users to file for cybersecurity review with the Cybersecurity Review Office (“CRO”), in the event such operators plan for an overseas listing. The amended Measures of Cybersecurity Review provide that, among others, an application for cybersecurity review must be made by an issuer that is a “critical information infrastructure operator” or a “data processing operator” as defined therein before such issuer’s securities become listed in a foreign country, if the issuer possesses personal information of more than one million users, and that the relevant governmental authorities in the Chinese Mainland may initiate cybersecurity review if such governmental authorities determine an operator’s cyber products or services, data processing or potential listing in a foreign country affect or may affect China’s national security. In August 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law which became effective on November 1, 2021. The Personal Information Protection Law provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in Chinese Mainland, and the processing of personal information of persons outside of Chinese Mainland if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in Chinese Mainland. The Personal Information Protection Law also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to be set by Chinese cyberspace regulators are also required to store in Chinese Mainland the personal information generated or collected in Chinese Mainland, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Moreover, pursuant to the Personal Information Protection Law, persons who seriously violate this law may be fined for up to RMB50 million or 5% of annual revenues generated in the prior year and may also be ordered to suspend any related activity by competent authorities.

In November 2021, the CAC released the Regulations on Network Data Security (draft for public comments) and accepted public comments until December 13, 2021. The draft Regulations on Network Data Security provide more detailed guidance on how to implement the general legal requirements under laws such as the Cybersecurity Law, Data Security Law and the Personal Information Protection Law. The draft Regulations on Network Data Security follow the principle that the state will regulate based on a data classification and multi-level protection scheme, under which data is largely classified into three categories: general data, important data and core data. Under the current cybersecurity laws in Chinese Mainland, critical information infrastructure operators that intend to purchase internet products and services that may affect national security must be subject to the cybersecurity review. On July 30, 2021, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. The regulations require, among others, that certain competent authorities shall identify critical information infrastructures. If any critical information infrastructure is identified, they shall promptly notify the relevant operators and the Ministry of Public Security.

Currently, the cybersecurity laws and regulations have not directly affected our business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator under the Cybersecurity Law. In such case, we must fulfill certain obligations as required under the Cybersecurity Law and other applicable laws, including, among others, storing personal information and important data collected and produced within the Chinese Mainland territory during our operations in Chinese Mainland, which we are already doing in our business, and we may be subject to review when purchasing internet products and services. According to the amended Measures of Cybersecurity Review, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect. In addition, we have maintained a comprehensive and rigorous data protection program and implemented comprehensive and strict internal policies, procedures and measures designed to ensure our compliance with cybersecurity and data privacy laws and regulations:

●	Data transmission and storage encryption: we have encrypted and stored all the collected sensitive user data as a whole. Strict decryption is required for queries or accessing this data. We have encrypted (State Secret Algorithm) the transmission of sensitive data (https), which can authenticate users and servers, ensure that the data is sent to the correct clients and servers, and prevent the data from being stolen in the middle of the process, maintain the integrity of the data, ensure that the data is not altered during transmission, and effectively guarantee the security of the data transmission between the client and us.
●	Security of network architecture: we adopt hardware firewall to manage our network strictly, and divide our network according to the business requirement and policy. We adopt a white list and access control strategy for delicate management, and identify terminals through the 802.1X certification or portal online certification. Terminals meeting the access control and strategy implementation requirements will be allowed to enter the internal network of us, so as to conduct accurate security control at the network level over any terminal.
●	Security of service application management: we use fortress machines to realize real-time collection and monitoring of system status, security events and network activities of every component in our network environment, so as to facilitate centralized alarm, timely processing and audit.
●	Disaster recovery framework planning and deployment: the applications and data of our key business systems have been deployed across machine rooms and regions so as to ensure the availability of services and business continuity. For the business data, we have periodically implemented the backup strategy in accordance with the business timeliness requirements and conducted regular rehearsals and verification of data recovery in accordance with the plan.
●	Intrusion prevention and web application firewall WAF deployment: we deploy intrusion prevention system, WAF in the business application portal, which can real-time, active, in-depth defense against application layer network attacks security defense.
●	Terminal security protection: we deploy the anti-information leakage system for terminal data security, based on a unified policy, using deep content analysis, instant identification, monitoring and protection of static data, dynamic data and data in use. We adopt high-strength encryption algorithms to provide real-time and comprehensive encryption protection for electronic documents in various formats. At the same time, the system also provides terminal security management functions, including document security management, behavioral management, system management, asset management, external equipment control, and operation auditing, etc., so that the intranet security risks in terms of information security, terminal behavioral management, and asset operation and maintenance can be effectively controlled.

Security Compliance and Scanning: we will regularly conduct penetration tests on servers and application systems, i.e., non-destructive simulated hacking attacks on network servers and application systems using security scanning tools and manually to ensure the rapid discovery and repair of security threats existing in the user’s system. We also regularly combine manual scanning with tool scanning to comprehensively dig into the code of general Web vulnerabilities, business logic vulnerabilities, application vulnerabilities, application configuration file insecurity, etc., to solve the existing security risks from the code level.

Based on the foregoing, we do not expect that, as of the date of this annual report, the current applicable Chinese Mainland laws on cybersecurity would have a material adverse impact on our business. However, any failure or perceived failure to comply with all applicable laws and regulations may result in legal proceedings or regulatory actions against us, and could have an adverse effect on our business and results of operations, and we cannot assure you that the operators from the CAC or other relevant governmental authority will not introduce additional requirements or policies which may require significant changes in the way we operate our business.

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

On July 7, 2022, the CAC published the Outbound Data Transfer Security Assessment Measures that took effect on September 1, 2022 and outline the potential security assessment process for outbound data transfer. Under the Outbound Data Transfer Security Assessment Measures, data processors that provide important data and personal information outbound that are collected or produced through operations within the territory of the Chinese Mainland, where a security assessment shall be conducted according to the law, shall apply to the provisions of these Measures. Under the Outbound Data Transfer Security Assessment Measures, data processors providing outbound data shall apply for outbound data transfer security assessment with the CAC in any of the following circumstances: (i) where a data processor provides important data abroad; (ii) where a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year; and (iv) other circumstances prescribed by the CAC for which declaration for security assessment for outbound data transfers is required. The Outbound Data Transfer Security Assessment Measures also provide procedures for security assessment and submissions, important factors to be considered in conducting assessment, and legal liabilities of a data processor for failure to apply for assessment.

On July 6, 2021, the relevant Chinese Mainland governmental authorities publicated the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions require the relevant regulators to coordinate and accelerate amendments of legislation on the confidentiality and archive management related to overseas issuance and listing of securities, and to improve the legislation on data security, cross-border data flow and management of confidential information. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by Chinese Mainland-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by Chinese Mainland-based overseas-listed companies. As these opinions were recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from the CSRC or any other Chinese Mainland government authorities. Based on the foregoing and the currently effective Chinese Mainland laws, we are of the view that, as of the date of this annual report, these opinions do not have a material adverse impact on our business.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines which took effect on March 31, 2023. Pursuant to the Trial Measures, Chinese companies that seek to offer and list securities overseas shall fulfill the filing procedures with and report relevant information to the CSRC, and that an initial filing shall be submitted within three working days after the application for an initial public offering is submitted, and a second filing shall be submitted within three working days after the listing is completed. Further, at the press conference held for the Trial Measures on February 17, 2023, officials from the CSRC clarified that the Chinese Mainland domestic companies that have already been listed overseas on or before the effective date of the Trial Measures (i.e. March 31, 2021) shall be deemed as existing issuers, or the Existing Issuers. The Existing Issuers are not required to complete the filing procedures immediately but shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC.

We are an Existing Issuer under the Trial Measures, as we were listed on September 19, 2018, which is before the effective date of the Trial Measures. As an Existing Issuer, we currently do not have any intention or plan of refinancing or being involved in any other circumstances that required filing with the CSRC under the Trial Measures. If we conduct refinancing or any other activities that are subject to filing procedures in the future, we will actively communicate with the CSRC and initiate the filing procedures as required in a timely manner. However, given that the Trial Measures were recently promulgated, uncertainties remain as to the implementation and interpretation, if we fail to complete the filing with the CSRC in a timely manner or at all for any future offering or any other financing activities which are subject to the filing requirements under the Trial Measures, our ability to raise or utilize funds and our operations could be materially and adversely affected.

On February 24, 2023, the CSRC, Ministry of Finance of the Chinese Mainland, National Administration of State Secrets Protection and National Archives Administration of Chinese Mainland promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which took effect on March 31, 2023. Pursuant to the Archives Rules, Chinese Mainland domestic companies that seek overseas offering and listing shall strictly abide by applicable laws and regulations of the Chinese Mainland and the Archives Rules, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Furthermore, a Chinese Mainland domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant indivuduals or entities including securities companies, seceurities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, a Chinese Mainland domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Archives Rules also stipulate that a Chinese Mainland domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations. However, given that the Archives Rules was recently promulgated, there are substantial uncertainties as to the implementation and interpretation, and we cannot predict the impact of the Trial Measures and the Archives Rules on us, including but not limited to the maintenance of the listing status of our ADSs and/or other securities, or any of our future offerings of securities overseas at this stage.

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

In addition, according to the institutional reform plan of the State Council approved by the National People’s Congress on March 10, 2023, the China Banking and Insurance Regulatory Commission, or the CBIRC, will no longer be retained. And Chinese Mainland will set up a national financial regulatory administration, which will be in charge of regulating the financial industry except the securities sector, coordinating the protection of the rights and interests of financial consumers, strengthening risk management and prevention and disposal, and investigating and dealing with violations of the law. And a local financial regulatory mechanism will be developed with agencies dispatched by central financial regulators as the mainstay. Also, Chinese Mainland has established the National Data Bureau on October 25, 2023 under the administration of the National Development and Reform Commission, or the NDRC. The National Data Bureau is responsible for advancing the development of data-related fundamental institutions, coordinating the integration, sharing, development and application of data resources, and pushing forward the planning and building of a digital Chinese Mainland, the digital economy and a digital society. Due to the enhanced supervision of financial industry and data protection, we may be under heightened regulatory scrutiny, which may increase our compliance costs and subject us to heightened risks and challenges.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese Mainland and Hong Kong and our auditor was subject to that determination. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 that included an audit report issued by KPMG Huazhen on April 28, 2022, the SEC conclusively identified us as an SEC-identified issuer on May 26, 2022. On August 26, 2022, the PCAOB signed an agreement with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, allowing the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with U.S. law. After the execution of the agreement, the PCAOB had access to inspect or investigate the registered public accounting firms in mainland China and Hong Kong, and therefore, on December 15, 2022, the PCAOB removed Chinese Mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as an SEC-identified issuer under the HFCA Act in 2023.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Chinese Mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese Mainland and Hong Kong again and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as an SEC-identified issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCA Act, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as an SEC-identified issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Financial Information Related to the Consolidated VIEs, Trusts and Partnerships

The following tables present condensed consolidated financial statements for the Company, the consolidated VIEs, Trusts and Partnerships, subsidiaries, and any eliminating adjustments. The statements depict the financial position as of December 31, 2021, 2022, and 2023, and the results of operations and cash flows for fiscal years 2021, 2022, and 2023.

Selected Consolidated Statement of Balance Sheet Data

	As of December 31, 2021					As of December 31, 2022					As of December 31, 2023
		Consolidated					Consolidated					Consolidated
		VIEs,					VIEs,					VIEs,
	The	Trusts and			Group	The	Trusts and			Group	The	Trusts and			Group
	Company	Partnerships	Subsidiaries	Eliminations	Consolidated	Company	Partnerships	Subsidiaries	Eliminations	Consolidated	Company	Partnerships	Subsidiaries	Eliminations	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in thousands)					(in thousands)					(in thousands)
Cash and cash equivalents	4,771	212,767	367,224	—	584,762	14,280	116,524	471,467	—	602,271	1,202	295,278	898,872	—	1,195,352
Restricted cash, net	—	220,812	186,464	—	407,276	—	403,439	1,250	—	404,689	—	716,870	32,200	—	749,070
Accounts receivable and contract assets, net	—	67,918	679,562	—	747,480	—	65,290	1,096,622	—	1,161,912	—	83,535	1,576,053	—	1,659,588
Loans receivable from Xiaoying Credit Loans and other loans, net	—	2,458,221	25,852	—	2,484,073	—	3,777,595	32,798	—	3,810,393	—	4,876,731	71,102	—	4,947,833
Loan receivable from Xiaoying Housing Loans, net	—	12,083	—	—	12,083	—	10,061	—	—	10,061	—	8,657	—	—	8,657
Loans at fair value	—	389,679	—	—	389,679	—	120,280	—	—	120,280	—	—	—	—	—
Deposits to institutional cooperators, net	—	2,702	1,497,705	—	1,500,407	—	—	1,770,317	—	1,770,317	—	—	1,702,472	—	1,702,472
Prepaid expenses and other current assets, net	371	104,088	108,668	—	213,127	426	53,328	17,328	—	71,082	411	25,281	23,076	—	48,768
Deferred tax assets, net	—	128,555	146,313	—	274,868	—	2,277	86,151	—	88,428	—	118,587	17,371	—	135,958
Long-term investments	—	556,571	3,467	—	560,038	—	495,995	—	—	495,995	—	493,411	-	—	493,411
Financial investments	—	—	82,844	—	82,844	—	—	192,620	—	192,620	—	—	608,198	—	608,198
Property and equipment, net	—	2,673	3,515	—	6,188	—	605	5,256	—	5,861	—	1,055	7,588	—	8,643
Intangible assets, net	—	29,554	7,263	—	36,817	—	28,712	7,838	—	36,550	—	28,153	8,657	—	36,810
Other non-current assets	—	4,851	26,427	—	31,278	—	2,470	64,734	—	67,204	—	23	55,242	—	55,265
Financial guarantee derivative	—	11,819	—	—	11,819	—	—	—	—	—	—	—	—	—	—
Intercompany receivables	1,077,450	5,303,896	9,615,500	(15,996,846)	—	1,024,112	4,470,491	6,046,377	(11,540,980)	—	1,047,722	6,084,772	4,207,837	(11,340,331)	—
Investments in Consolidated VIEs, Trusts and Partnerships and subsidiaries	2,899,792	1,566,351	3,669,742	(8,135,885)	—	3,717,374	2,299,383	3,492,373	(9,509,130)	—	4,857,620	2,331,412	4,600,589	(11,789,621)	—
Total Assets	3,982,384	11,072,540	16,420,546	(24,132,731)	7,342,739	4,756,192	11,846,450	13,285,131	(21,050,110)	8,837,663	5,906,955	15,063,765	13,809,257	(23,129,952)	11,650,025

	As of December 31, 2021					As of December 31, 2022					As of December 31, 2023
		Consolidated					Consolidated					Consolidated
		VIEs,					VIEs,					VIEs,
	The	Trusts and			Group	The	Trusts and			Group	The	Trusts and			Group
	Company	Partnerships	Subsidiaries	Eliminations	Consolidated	Company	Partnerships	Subsidiaries	Eliminations	Consolidated	Company	Partnerships	Subsidiaries	Eliminations	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in thousands)					(in thousands)
Payable to investors and institutional funding partners at amortized cost	—	1,466,068	21,311	—	1,487,379	—	2,627,910	—	—	2,627,910	—	3,584,041	—	—	3,584,041
Payable to investors at fair value	—	462,714	—	—	462,714	—	141,289	—	—	141,289	—	—	—	—	—
Guarantee liabilities	—	—	—	—	—	—	—	—	—	—	—	—	61,907	—	61,907
Financial guarantee derivative	—	565,953	—	—	565,953	—	107,890	—	—	107,890	—	—	—	—	—
Deferred guarantee income	—	—	—	—	—	—	—	—	—	—	—	—	46,597	—	46,597
Short-term borrowings	—	—	166,500	—	166,500	—	20,000	50,209	—	70,209	—	320,000	245,000	—	565,000
Accrued payroll and welfare	—	8,959	35,646	—	44,605	—	12,047	51,634	—	63,681	—	15,011	71,760	—	86,771
Other taxes payable	—	100,333	119,213	—	219,546	—	123,106	132,585	—	255,691	—	126,901	162,920	—	289,821
Income taxes payable (receivable)	—	8,190	108,959	—	117,149	—	(1,872)	271,960	—	270,088	—	28,267	418,233	—	446,500
Deposit payable to channel cooperators	—	—	21,012	—	21,012	—	—	19,700	—	19,700	—	—	19,700	—	19,700
Dividend payable	—	—	—	—	—	—	—	—	—	—	59,226	—	—	—	59,226
Accrued expenses and other current liabilities	5,489	85,485	177,993	—	268,967	2,938	102,150	370,948	—	476,036	605	69,990	505,132	—	575,727
Other non-current liabilities	—	—	12,019	—	12,019	—	1,937	49,256	—	51,193	—	—	37,571	—	37,571
Deferred tax liabilities	—	—	—	—	—	—	—	722	—	722	—	—	30,040	—	30,040
Intercompany payables	—	6,747,134	9,249,711	(15,996,845)	—	—	5,424,862	6,116,118	(11,540,980)	—	—	7,411,124	3,929,207	(11,340,331)	—
Total Liability	5,489	9,444,836	9,912,364	(15,996,845)	3,365,844	2,938	8,559,319	7,063,132	(11,540,980)	4,084,409	59,831	11,555,334	5,528,067	(11,340,331)	5,802,901
Total shareholder’s equity	3,976,895	1,627,704	6,508,182	(8,135,886)	3,976,895	4,753,254	3,287,131	6,221,999	(9,509,130)	4,753,254	5,847,124	3,508,431	8,281,190	(11,789,621)	5,847,124

Selected Consolidated Statement of Comprehensive Income (Loss) Data

	Year ended December 31, 2021					Year ended of December 31, 2022					Year ended December 31, 2023
		Consolidated					Consolidated					Consolidated
		VIEs,					VIEs,					VIEs,
	The	Trusts and			Group	The	Trusts and			Group	The	Trusts and			Group
	Company	Partnerships	Subsidiaries	Eliminations	Consolidated	Company	Partnerships	Subsidiaries	Eliminations	Consolidated	Company	Partnerships	Subsidiaries	Eliminations	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in thousands)					(in thousands)					(in thousands)
Total net revenue	—	1,388,256	2,238,209	—	3,626,465	—	1,350,810	2,212,140	—	3,562,950	—	1,500,275	3,314,609	—	4,814,884
Intercompany revenues	—	72,826	1,357,422	(1,430,248)	—	—	61,267	857,646	(918,913)	—	—	59,711	1,131,338	(1,191,049)	—
Origination and servicing, general and administrative and sales and marketing expenses	(9,578)	(394,031)	(1,768,086)	—	(2,171,695)	(8,739)	(330,622)	(1,974,353)	—	(2,313,714)	(5,899)	(816,332)	(2,246,668)	—	(3,068,899)
Intercompany costs	—	(899,267)	(530,981)	1,430,248	—	—	(492,732)	(426,181)	918,913	—	—	(465,773)	(725,276)	1,191,049	—
Net income (loss)	825,407	(130,549)	962,420	(831,871)	825,407	811,996	306,566	511,016	(817,582)	811,996	1,186,794	32,028	1,158,470	(1,190,498)	1,186,794

The following table presents the roll-forward of investments in our consolidated VIEs, Trusts and Partnership and subsidiaries in FY 2021, FY 2022 and FY 2023.

Investments in
Consolidated VIEs,
Trusts and Partnerships
and subsidiaries
RMB in thousands
Balance as of December 31, 2020	2,067,922
Equity in earnings of the Consolidated VIEs, Trusts and Partnerships	695,893
Equity in earnings of subsidiaries	135,977
Balance as of December 31, 2021	2,899,792
Equity in earnings of the Consolidated VIEs, Trusts and Partnerships	738,032
Equity in earnings of subsidiaries	79,550
Balance as of December 31, 2022	3,717,374
Equity in earnings of the Consolidated VIEs, Trusts and Partnerships	438,091
Equity in earnings of subsidiaries	752,407
Dividend distributed from subsidiaries	(50,252)
Balance as of December 31, 2023	4,857,620

		Consolidated
		VIEs,
	The	Trusts and
	Company	Partnerships	Subsidiaries
Amount due from (due to) Consolidated VIEs, Trusts and Partnerships and subsidiaries	RMB in thousands	RMB in thousands	RMB in thousands
Balance as of December 31, 2020	1,008,811	(1,359,821)	351,010
The Company transferred to the subsidiaries	(4,545)	—	4,545
The Consolidated VIEs, Trusts and Partnerships transferred to the subsidiaries	—	701,508	(701,508)
Intercompany transactions	96,661	(784,924)	688,263
Impact of foreign exchange rate	(23,478)	—	23,478
Balance as of December 31, 2021	1,077,449	(1,443,237)	365,788
The Company transferred to the subsidiaries	(164,708)	—	164,708
The Consolidated VIEs, Trusts and Partnerships transferred to the subsidiaries	—	277,495	(277,495)
Intercompany transactions	23,157	211,371	(234,528)
Impact of foreign exchange rate	88,214	—	(88,214)
Balance as of December 31, 2022	1,024,112	(954,371)	(69,741)
The Company transferred to the subsidiaries	(74,702)	—	74,702
The Consolidated VIEs, Trusts and Partnerships transferred to the subsidiaries	—	1,171,533	(1,171,533)
The subsidiaries transferred to Consolidated VIEs, Trusts and Partnerships	—	(1,460,639)	1,460,639
Intercompany transactions	(741)	(82,875)	83,616
Impact of foreign exchange rate	99,053	—	(99,053)
Balance as of December 31, 2023	1,047,722	(1,326,352)	278,630

Transfers of Cash through Our Organizations

X Financial is a holding company with no operations of its own. We conduct our operations in Chinese Mainland primarily through our subsidiaries and the consolidated VIEs and their respective subsidiaries in Chinese Mainland. As a result, although other means are available for us to obtain financing at the holding company level, X Financial’s ability to pay dividends to its shareholders and to service any debt it may incur may depend upon dividends paid by our Chinese Mainland subsidiaries and service fees paid by the consolidated VIEs in Chinese Mainland. If any of our Chinese Mainland subsidiaries or the consolidated VIEs incurs debt on its own behalf in the future, the instruments governing such debt may restrict our Chinese Mainand subsidiaries’ ability to pay dividends to X Financial or the consolidated VIEs’ ability to pay service fees. In addition, our Chinese Mainland subsidiaries are permitted to pay dividends to X Financial only out of their retained earnings, if any, as determined in accordance with Chinese Mainland accounting standards and regulations. Further, our Chinese Mainland subsidiaries and the consolidated VIEs are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under Chinese Mainland laws and regulations, our Chinese Mainland subsidiaries and the consolidated VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Furthermore, cash transfers from our Chinese Mainland subsidiaries and the consolidated VIEs to entities outside of Chinese Mainland are subject to Chinese Mainland government controls on currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our Chinese Mainland subsidiaries and the consolidated VIEs to remit sufficient foreign currency to pay dividends or service fees to us, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements” and “—We are subject to restrictions on currency exchange.”

Pursuant to the Arrangement between Chinese Mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a Chinese Mainland project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the Chinese Mainland project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by the Beijing WFOE to its immediate holding company, YZT (HK) Limited. For PRC and United States federal income tax consideration of an investment in our ADSs, see “Item 10. Additional Information —E. Taxation.”

The following table presents the cash flows among the Company, its subsidiaries, and the Consolidated VIEs, Trusts and Partnerships in FY 2021, FY 2022 and FY 2023.

	FY 2021	FY 2022	FY 2023
	RMB in thousands	RMB in thousands	RMB in thousands
Cash transferred from the Company to the subsidiaries for financing purposes	—	—	—
Cash transferred from the subsidiaries to the Company for financing purposes	4,545	164,708	74,702
Cash transferred from the Consolidated VIEs, Trusts and Partnerships to the subsidiaries for financing purposes	701,508	277,495	1,171,533
Cash transferred from the subsidiaries to the Consolidated VIEs, Trusts and Partnerships for financing purposes	—	—	1,460,639
Cash paid from Consolidated VIEs, Trusts and Partnerships to subsidiaries for loan transferred under intermediary model	2,538,005	5,724,937	5,850,809
Cash paid by subsidiaries to invest in Consolidated VIEs, Trusts and Partnerships	215,378	227,445	217,176
Cash contribution from Consolidated VIEs, Trusts and Partnerships to subsidiaries	69,073	346,937	514,547
Service fees collected by subsidiaries from borrowers indirectly through Consolidated VIEs, Trusts and Partnerships	524,177	133,300	47,966

For the years ended December 31, 2021, 2022 and 2023, dividends paid to U.S. investors were nil, nil and US$8,268,650.77, respectively.

On August 28, 2023, our board of directors announced a special cash dividend of US$0.17 per ADS with a record date of September 19, 2023.

On March 26, 2024, our board of directors approved a semi-annual cash dividend policy. Under the dividend policy, starting from 2024, the determination to declare and pay such semi-annual dividend and the amount of dividend in any particular half year will be made at the discretion of the board and will be based upon the Company group’s operations and earnings, cash flow, financial condition and other relevant factors that the board may deem appropriate. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

On March 26, 2024, pursuant to the semi-annual dividend policy, our board has approved the declaration and payment of a semi-annual dividend of US$0.17 per ADS for the second half of 2023.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

For risks associated with being based in or having the majority of the operations in Chinese Mainland, see “-Risks Associated with Being Based in or Having the Majority of the Operations in Chinese Mainland” as set forth at the outset of Part I.

For the risks related to the HFCA Act, see “-Risks Associated with the Holding Foreign Companies Accountable Act” as set forth at the outset of Part I and “-Risk Factors-Risks Relating to Doing Business in Chinese Mainland- Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in Chinese Mainland. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. ”

For the description of how cash is transferred through our organization, see “—Transfers of Cash through Our Organizations” as set forth at the outset of Part I.

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Relating to Our Business and Industry

We conduct our business in Chinese Mainland through our subsidiaries and the VIEs in Chinese Mainland. The operations of our subsidiaries and the VIEs in Chinese Mainland are governed by laws and regulations of Chinese Mainland. As of the date of this annual report, and except otherwise disclosed in this annual report, our Chinese Mainland subsidiaries and the VIEs have obtained the requisite licenses and permits from the Chinese Mainland government authorities that are material for the business operations of our holding company and the VIEs in Chinese Mainland, including (i) business licenses; (ii) financing guarantee license; (iii) online microcredit business operating license; (iv) network microcredit license; (v) value-added telecommunications service operating license, or VATS License.

However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practices by relevant governmental authorities, if the relevant governmental authorities consider that we were operating without proper approvals, licenses or permits, or if the relevant governmental authorities promulgate new laws and regulations that require additional approvals or licenses or impose additional restrictions on the operation of any part of our business and we are not able to obtain such approvals, licenses or permits or adjust our business model in a timely manner or at all, they have the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business.

We have ceased the P2P operation business, but we cannot assure you that our operations were in full compliance with relevant legal requirements and would not be punished under relevant regulations

Due to the relatively short history of the online consumer finance industry in Chinese Mainland, a comprehensive regulatory framework governing our industry is under development by the Chinese Mainland government. Before any industry-specific regulations were introduced in mid - 2015, the Chinese Mainland government relied on general and basic laws and regulations for governing the online consumer finance industry, including the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Online Lending Information Services.”

Since July 2015, the Chinese Mainland government and relevant regulatory authorities have issued various laws and regulations governing the online consumer finance industry, including, among others, (i) the Guidelines on Promoting the Healthy Development of Online Finance Industry, or the Guidelines, (ii) the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measures, (iii) the Guidelines on Online Lending Funds Custodian Business, or the Custodian Guidelines, (iv) Guidelines on Information Disclosure of the Business Activities of Online Lending Information Intermediaries, or the Disclosure Guidelines, (v) Notice on Rectification of Cash Loan Business, or Circular 141, (vi) the Notice on the Special Rectification and Inspection of Risk of Online Lending Intermediaries, or Circular 57, (vii) the Notice on Conducting Compliance Inspections of Online Lending Intermediaries, or the Inspection Notice, and (viii) the Compliance Checklist of Online Lending Information Intermediaries, or the Compliance Checklist. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Online Lending Information Services.” In December 2018, the relevant Chinese Mainland regulatory authorities of the P2P lending industry issued the Circular on Making Efforts to Prevent Risk and Classify Online Lending Institutions, or the Circular 175. Circular 175 classifies the online P2P lending marketplaces into six categories, and except for large-scale peer-to-peer direct lending marketplaces that have not demonstrated any high-risk characteristics, which are generally referred to as Normal Marketplaces, other marketplaces, including shell companies with no substantive operation, small-scale marketplaces, marketplaces with high risks and marketplaces on which investors are not fully repaid or that are otherwise unable to operate their businesses, shall exit the peer-to-peer lending industry or cease operation.

The Guidelines formally introduced for the first time the regulatory framework and basic principles governing the online finance industry, including the provision of online lending information services in Chinese Mainland. Following the core principles of the Guidelines, the Interim Measures first time introduced a record filing and licensing regime, pursuant to which, online lending information intermediaries shall register with the local financial regulatory authority, update their business scope in their business license to include “online lending information intermediary” and obtain telecommunication business license from the relevant telecommunication regulatory authority after the completion of their registration with the local financial regulatory authority. In order to instruct online lending information intermediaries to rectify their business operations that are deemed as non-compliant with the Guidelines or the Interim Measures, the Interim Measures authorized the local financial regulatory authorities to conduct onsite inspections or inquiries from time to time. In March 2017, one of our consolidated VIEs, Shenzhen Ying Zhong Tong (VIE) received a rectification notice from the Shenzhen Head Office for Special Rectification of Online Finance Risk, which required us to adopt certain rectification measures to certain aspects of our business operations which were not in full compliance with applicable laws and regulations, including the requirements for ceasing to facilitate loans exceeding RMB200,000 for one borrower and setting up custody accounts with qualified banks to better manage clients and funds. We have responded with our rectification plan with a schedule in March 2017 and have undertaken effective measures in response to the authority’s request.

Meanwhile, the Guidelines and the Interim Measures prohibit online lending information intermediaries from certain activities, including but not limited to, credit enhancement, illegal fund-raising, and setting up capital pool. The Circular 141 promulgated by the Head Office for Special Rectification of Online Finance Risk and Head Office for Special Rectification of Peer-to-Peer Online Lending on December 1, 2017 further specifies that certain types of cash loan may be subject to inspection and rectification. These types of cash loan have the following four characteristics: lack of specific scenes, designated purposes, targeted users and mortgage. Online lending information intermediaries shall not facilitate such cash loans without specific scenes and designated purposes. It is stipulated in Circular 57 that online lending information intermediary shall cease providing prohibited cash loans after Circular 141 has come into effect and shall gradually reduce the outstanding balance of prohibited cash loans within scheduled timetable in order to complete the record filing as requested by the Interim Measure. We do not believe any of the loan products that we facilitate is prohibited under Circular 141 and Circular 57, as none of our products has all of the four characteristics of cash loans as defined under Circular 141. For example, although some of our loan products, such as Xiaoying Credit Loan’s credit card cash advance product, are lacking mortgage and specific scenes, we believe they target a specific user base with designated purpose for which the borrowers are required to specify at loan application. However, in the absence of authoritative interpretation of the key requirements or characteristics of cash loan, especially whether the definition of cash loan requires all of the four characteristics or any of the four characteristics, we cannot assure you that our existing practices would not be deemed to violate any relevant laws, rules and regulations that are applicable to our business practices. In addition, Circular 141 requires banking financial institutions that participate in the “cash loan” business to ensure that no third parties will charge borrowers any interest or expenses of loans to borrowers and not to accept any credit enhancement services or other similar services from third parties without qualification to provide guarantee. To comply with Circular 141, we cooperate with certain qualified institutional partners with the financing guarantee license to provide guarantees for certain loan products we facilitate. We cooperated with Shenzhen Xintang (VIE) to provide guarantees for certain loan products that we facilitate in the past. Shenzhen Xintang (VIE) did not renew its financing guarantee license in 2022.We settled the remaining business of Shenzhen Xintang (VIE) in the first quarter of 2023. Shenzhen Xintang (VIE) no longer guarantees any loan products. In 2023, one of our Chinese Mainland subsidiaries, Tianjin Yuexin Financing Guarantee Co., Ltd. (“Tianjin Yuexin”) that holds the financing guarantee license, started the financing guarantee business. In 2024, we expect to deepen our cooperation with other financial institutional cooperators to provide guarantees for the loans that we facilitate in the future. See “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with Financial institutional cooperators.” Moreover, Circular 141 prohibits banking financial institutions from outsourcing core businesses such as credit examination and risk control. Currently, we only provide initial screening, preliminary credit examination and technical services, but we cannot rule out the possibility that government authorities could consider our services to be in violation of Circular 141. If any of our services are deemed to be in violation of Circular 141, we may be required to cease or modify any such “cash loans” to comply with Circular 141, otherwise we may be ineligible for registration with the local financial regulatory authority, which may materially and adversely affect our business and prospects. While we are closely monitoring the regulatory development, as of the date of this annual report, we have not been informed by any regulatory authorities to cease or modify any of our current products due to violation of any rules with respect to cash loan under Circular 141 or Circular 57.

On January 19, 2018, the Shenzhen Head Office for Special Rectification of Online Finance Risk promulgated the Notice Regarding Further Implementing Rectification of Online Lending Information Intermediaries which required that all the online lending information intermediaries in Shenzhen, including one of our consolidated VIEs, Shenzhen Ying Zhong Tong (VIE) shall close all the business operations that were not in full compliance with the Interim Measures before June 30, 2018. We have further submitted a self-inspection report to the Shenzhen financial regulatory authority regarding the current status on our rectification process on February 2, 2018 pursuant to the Notice Regarding Further Implementing Rectification of Online Lending Information Intermediaries.

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

As of December 17, 2020, Xiaoying Wealth Management platform’s P2P operation business had been cleared and ceased, and the principal and earnings of all individual investors had been fully settled. We are currently operating platforms connecting borrowers with institutional funding partners rather than individual investors. Since that date, we have not undertaken any activities related to the P2P operation. In this regard, the Interrim Measures and other regulations that regulate P2P operation business are no longer applicable to us. However, uncertainties still exist in relation to the interpretation and implementation of the relevant laws and regulations relating to P2P operation business. We cannot assure you that we will not be subject to any penalties retroactively prescribed in the relevant laws and regulations relating to our previous P2P operation business, although we have already ceased the related business, and if we were punished, our business, financial condition and results of operations may be materially and adversely affected.

We have obtained an approval of online microcredit business operating qualification and have started online microcredit business. Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

According to the Guidelines on Further Strengthening and Regulating Pilot Access and Auditing of Microcredit Companies (Trial) issued by Shenzhen Financial Services Office in April 2013, or the Trial Guidelines on Microcredit Companies, the Shenzhen financial regulatory authority temporarily restricts funders or related parties that are certain kinds of companies including, among others, financing guarantee companies, pawn investment companies or real estate development companies from establishing the online microcredit business. Shenzhen Xiaoying Technology Co., Ltd. (“Shenzhen Xiaoying (VIE)”), one of our VIEs, has obtained a letter from the Local Financial Regulatory Bureau of Shenzhen Municipality on May 12, 2021, stating the approval of the business qualification of Shenzhen Xiaoying Microcredit Co., Ltd. (“Xiaoying Microcredit (VIE)”), a wholly-owned subsidiary of Shenzhen Xiaoying (VIE), for the microcredit business in Chinese Mainland. One of our Chinese Mainland subsidiaries, Tianjin Yuexin holds the financing guarantee license and started the financing guarantee business in 2023. However, it is uncertain whether the Trial Guidelines on Microcredit Companies restricts financing guarantee companies outside Shenzhen from eastablishing the online microcredit business as funders or related parties and it’s also unclear about the Shenzhen financial regulatory authority’s current attitude on temporary restrictions imposed by the Trial Guidelines on Microcredit Companies. As a result, it is unclear how Tianjin Yuexin’s financing guarantee business will affect the online microcredit business of Xiaoying Microcredit (VIE). As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from the Shenzhen financial regulatory authority.

Besides, the approved microcredit business qualification is subject to annual onsite inspections. We have started our microcredit business in July 2021. However, since the regulatory regime and practice with respect to network microcredit companies are evolving in recent years and subject to uncertainties, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Microcredit,” we cannot assure you that we would not be subject to any rectification requirements or administrative penalties due to any non-compliance, nor can we assure you that we will be able to satisfy rectification requirements, if any, and maintain such license or renew the license. For example, in November 2020, the CBIRC and PBOC released the Interim Measures for the Administration of Network Microcredit Business (Draft), or the Draft Interim Administrative Measures, to solicit public comments. The Draft Interim Administrative Measures make it clear that a network microcredit business shall be carried out mainly in the provincial administrative areas to which the entity is registered and shall not be cross-provincial without prior approval. The registered capital of a company operating a network microcredit business within a province shall not be less than RMB1 billion and shall be a one-time paid-in monetary capital. The registered capital of a company operating a network microcredit cross-provinces shall not be less than RMB5 billion and shall be a one-time paid-in monetary capital. The Draft Interim Administrative Measures would establish a three-year transition period, and those operating cross-provincial network microcredit businesses without approval will be phased-out.

Further, pursuant to Regulations on Local Financial Supervision and Administration (Draft for Public Comments), or the Draft Local Financial Supervision and Administration Regulation promulgated on December 31, 2021, “Local Financial Organizations” refers to microcredit companies, financing guarantee companies, regional equity markets, pawn shops, financial leasing companies, commercial factoring companies, local asset management companies, and other institutions engaged in local financial business that are supervised and managed by laws, administrative regulations, and provincial-level people’s governments authorized by the State Council. The Draft Local Financial Supervision and Administration Regulation specify that provincial governments shall perform their duties of supervision, management, and risk disposal of local financial organizations, and no individual or entity shall set up Local Financial Organizations without prior approval. The merger, division, reduction of registered capital, change of the business scope or operating area, the change of the shareholders holding more than 5% of its equity interests, as well as change of the actual controller of the Local Financial Organization shall be subject to the approval of the provincial local financial supervision and management department. Also, Local Financial Organization shall make filings to provincial local financial supervision and management department for setting up branches within the provincial administrative region, changing the name or address of business, increasing the registered capital, changing the directors, supervisors and senior management personnel. Penalties such as fines or criminal liability may be imposed if the Local Financial Organizations fail to comply with the Draft Local Financial Supervision and Administration Regulation. Both of the Draft Interim Administrative Measures and the Draft Local Financial Supervision and Administration Regulation were released for public comment only, there remains substantial uncertainty regarding the Draft Interim Administrative Measures and the Draft Local Financial Supervision and Administration Regulation, including with respect to their final content, adoption timeline or effective date. If we were considered that we have engaged in the online microcredit business and the Draft Interim Administrative Measures and the Draft Local Financial Supervision and Administration Regulation were issued, we may be subject to various regulatory restriction which may adversely affect our business operations. We cannot assure you that Xiaoying Microcredit (VIE) will be able to maintain or renew its business qualification for microcredit business if the draft measures are implemented. Although we believe that Xiaoying Microcredit (VIE) is only a supplementary funding source and we do not intend to rely on it as a major source for funding, if we need to obtain funding through Xiaoying Microcredit (VIE) but are unable to maintain or renew the business qualification for microcredit business,or to obtain any other requisite approvals, licenses or permits, our business, financial condition and results of operations would be materially and adversely affected. Given the evolving regulatory environment, there is uncertainty as to how the requirements in the Draft Interim Administrative Measures or the Draft Local Financial Supervision and Administration Regulation will be interpreted and implemented. To the extent that we are not able to fully comply with the requirements, our business, financial condition and results of operations may be materially and adversely affected. We will continuously make adjustments in our business to comply with evolving regulatory requirements, but we are unable to predict with certainty the impact, if any, that future legislation, or regulations relating to the online microcredit business industry will have on our business, financial condition and results of operations.

As of the date of this annual report, we have not been subject to any material fines or other penalties under any Chinese Mainland laws or regulations including those governing the online consumer finance industry in Chinese Mainland. If our previous or existing practice is deemed to violate any rules, laws or regulations, we may face injunctions, including orders to cease illegal activities, correction order, condemnation, fines and criminal liability, and may be exposed to other penalties as determined by the relevant government authorities. If such situations occur, our business, financial condition and prospects would be materially and adversely affected.

If our borrowers default their loans under our online microcredit business, our financial operation may still be subject to material adverse effect.

Shenzhen Xiaoying (VIE) has obtained a letter from the Local Financial Regulatory Bureau of Shenzhen Municipality on May 12, 2021, stating the approval of the business qualification of Xiaoying Microcredit (VIE), a wholly-owned subsidiary of Shenzhen Xiaoying (VIE), for the microcredit business in Chinese Mainland. Since the loans provided by Xiaoying Microcredit (VIE) is our own capital, defaults by our borrowers may have material adverse effect on our financial operation. As of December 31, 2023, 3.0% of our outstanding loans is issued by Xiaoying Microcredit (VIE) through our own capital. We have no external insurance or guarantee protection for the loans issued by Xiaoying Microcredit (VIE), our financial operation may be subject to material adverse if our borrowers default their outstanding loans.

We have a limited operating history in a new and evolving market, which makes it difficult to evaluate our future prospects.

We started to facilitate investment products to individual investors in Chinese Mainland in August 2014 and commenced our loan facilitation business in July 2015 and thus have a limited operating history. We have limited experience in most aspects of our business operations, such as loan product offerings, data-driven credit assessment and development of long-term relationships with borrowers, investors and institutional funding partners. We seek to expand the base of prospective borrowers that we serve, which may result in higher delinquency rates of transactions facilitated by us. The delinquency rate for all outstanding loans on our platform that were 31-60 days past due increased from 1.02% as of December 31, 2022 to 1.57% as of December 31, 2023. In addition, our ability to continuously attract low-cost funding sources is also critical to our business. For example, we have completely ceased accepting funding to our loan products from individual investors since the end of 2019, and currently our primary funding source is our institutional funding partners. As our business develops or in response to competition and regulation, we may continue to introduce new loan products, make adjustments to our existing loan products and our proprietary credit assessment model, or make adjustments to our business operation in general. For example, our product mix changed since our launch of Xiaoying Card Loan in December 2016. In 2016, 0.9% of our total loan facilitation amount were Xiaoying Card Loan, while in 2021, 2022 and 2023, such proportion was 100%, 99.8%, and 100%, respectively. Furthermore, in May 2021, we obtained a network microcredit license from the Local Financial Regulatory Bureau of Shenzhen Municipality and started online microcredit business in July 2021 by providing loans funded from own capital. Any significant change to our business model not achieving expected results may have a material adverse impact on our financial condition and results of operations. Our historical financials during the limited operating history are not indicative of our future trends. As a result, it is difficult to effectively assess our future prospects.

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

We operate in the online consumer finance industry, which is a new and evolving industry. Negative publicity about this industry and the market segment may arise from time to time. Negative publicity about Chinese Mainland’s consumer finance industry in general may also have a negative impact on our reputation, regardless of whether or not we have engaged in any inappropriate activities. The Chinese Mainland government has instituted specific rules to develop a more transparent regulatory environment for the online consumer finance industry. Any players in Chinese Mainland’s online consumer finance industry who are not in compliance with these regulations may adversely impact the reputation of the industry as a whole. Negative developments in the consumer finance industry, such as widespread user defaults, fraudulent behavior, the closure of other online consumer finance platforms, or incidents indirectly resulting from the accumulation of large amounts of debt and inability to repay by any particular borrower, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by market players in the consumer finance industry. Moreover, in the ordinary course of our business, we may need to bring lawsuits against certain borrowers for delinquent loans. If courts do not support our claims, such legal proceedings may also negatively impact our reputation and brand image. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

The service fees we charge either borrowers or institutional funding partners may decline in the future due to factors beyond our control and any material decrease in such service fees could harm our business, financial condition and results of operations.

We generated our revenues from service fees collected indirectly from borrowers through Shenzhen Xintang (VIE) or external financial institutional cooperators. Shenzhen Xintang (VIE) did not renew its financing guarantee license in 2022. We settled the remaining business of Shenzhen Xintang (VIE) in the first quarter of 2023. Shenzhen Xintang (VIE) no longer guarantees any loan products. In 2023, one of our Chinese Mainland subsidiaries, Tianjin Yuexin that holds the financing guarantee license, started the financing guarantee business. In 2024, we expect to deepen our cooperation with other financial institutional cooperators to provide guarantees for the loans that we facilitate in the future. See “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with Financial Institutional Cooperators.”We also charge service fees directly to certain institutional funding partners. Any material decrease in our service fees would have a substantial impact on our revenues and profitability. In the event that the amount of service fees we collect from borrowers or institutional funding partners for loans we facilitate decrease significantly in the future, our business, financial condition and results of operations will be harmed. The level of service fees we collect from borrowers or institutional funding partners may also be affected by a variety of factors, including our borrowers’ creditworthiness and ability to repay, the competitive landscape of our industry, our access to funding sources of loans we facilitate and regulatory requirements. Our service fees may also be affected by changes in our product and service mix and changes to our borrower engagement initiatives. Our competitors may also offer more attractive fees, which may require us to reduce our service fees to compete effectively. Certain consumer financing solutions offered by traditional financial institutions may provide lower fees than our service fees. Although we do not believe such consumer financing solutions currently compete with our products or target the same underserved consumers in Chinese Mainland, such traditional financial institutions may decide to do so in the future, which may have a material adverse effect as to the service fees that we will be able to charge borrowers or institutional funding partners. Our service fees may also be affected by regulatory restrictions applied to our institutional funding partners. In August 2021, it was reported that some consumer finance companies received window guidance from regulators to keep the interest rate on personal loans within 24%. As the funding for loans we facilitated are partly provided by those institutional funding partners, the service fees we charge borrowers or institutional funding partners may be further affected.

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

Our service fees, to the extent that they are fully or partially deemed as loan interest, may also be subject to the restrictions on interest rates as specified in applicable rules on private lending. Pursuant to the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court on August 6, 2015 (as further amended on August 19, 2020 and December 29, 2020), or the Private Lending Judicial Interpretations, if the services fees that we charge borrowers are considered as loan interest and we are deemed as a lender, and if the sum of the annual interest that lenders charge and our service fees exceed 36%, the portion of the service fees that exceeds the 36% limit is invalid, and even if the borrower has paid the portion of the service fees that exceeds the 36% limit, such borrower may request us to refund the portion of the service fees that exceeds the 36% limit and the Chinese Mainland courts will uphold such request. In accordance with Circular 141, the overall cost of loans, including the loan interest and other forms of fees charged by the institutions shall be included in an overall annualized interest rate and conform to the restrictions on interest rates as specified in applicable rules on private lending. The Compliance Checklist further specifies that interests and fees collected by any third party collaborator or charged offline shall form part of an overall annualized interest rate. In addition, the online lending information intermediary is also prohibited to deduct loan interest, service fees, administrative fee and deposit from a loan principal in advance. We have ceased deducting any service fees from a loan principal in advance and have complied with applicable regulatory requirements since December 7, 2017. On August 19, 2020, the Private Lending Judicial Interpretations was amended by the Supreme People’s Court, where a lender claims that corresponding borrower shall pay interest as per the interest rate contractually stipulated, relevant people’s court shall uphold such claim, except where the interest rate agreed on by both parties concerned exceeds four times the loan prime rate (“LPR”), for one-year loan when the contract is concluded. “LPR for one-year loan” refers to the LPR for one-year loan to be published on a monthly basis by the National Interbank Funding Center authorized by the People’s Bank of China as of August 20, 2019. On December 29, 2020, the Supreme People’s Court issued the Official Reply of the Supreme People’s Court to the Issues concerning the Scope of Application of the New Judicial Interpretation on Private Lending, or the Official Reply and further amended the Private Lending Judicial Interpretations. According to the Private Lending Judicial Interpretations and the Official Reply, for financial institutions and branches engaging in loan business and established upon the approval of the financial regulatory authorities, including but not limited to microcredit company, Private Lending Judicial Interpretations shall not apply to disputes caused by granting loans and relevant financial business. Therefore, currently, there is no clear regulatory guidance on the loan interest ceiling for the loans between the borrowers and the institutional partners.

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

None of the loans we provided or facilitated in 2023, had an annualized fee rate exceeding 36%. We have reduced our annualized fee rates of all products which exceeded the 36% limit and have complied with applicable regulatory requirements since December 7, 2017. The annualized fee rates of all new loans that we facilitated since December 7, 2017 are below 36%. As a result, we do not believe that our current service fees and various other fees charged from our borrowers violate these provisions. However, due to the lack of the specific and clear regulatory guidance on the loan interest ceiling and the calculation method, if our current fee level is deemed to be excessive or constitutes usurious loans under any existing or future relevant Chinese Mainland laws, regulations and rules, parts or all of the fees we collected may be ruled as invalid by the Chinese Mainland courts, and we may face, among others, regulatory warning, correction order, or be required to reduce the fees and annual interest rate we charge our borrowers. In addition, any future changes on APR ceiling may affect our profitability. If such situations were to occur, our business, financial condition, results of operations and prospects would be materially and adversely affected.

We face competition in the online consumer finance industry, and, if we do not compete effectively, our results of operations could be harmed.

The online consumer finance industry in Chinese Mainland is highly competitive, and we compete with other sizable online consumer lending marketplaces with a focus on prime borrowers. We also compete with other financial products and companies that attract borrowers, investors, or institutional funding partners. Our competitors may operate different business models, have different cost structures or selectively participate in different market segments. They may ultimately be proven more successful or more adaptable to consumer demand and new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technological, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their product and services offerings. Our competitors may also have longer operating history, more extensive user bases, greater brand recognition and brand loyalty and broader relationships with business partners. Additionally, a current or potential competitor may acquire, or form strategic alliances with, one or more of our competitors. Our competitors may be better at satisfying user demand by developing tailored products, offering attractive service fees, strengthening risk management capabilities, introducing more advanced and effective data analytics technologies, obtaining funding sources at more favorable rates and undertaking more extensive and effective marketing campaigns. Furthermore, more players may enter into this market and increase the level of competition. In face of such competition, in order to grow or maintain the amount of loans facilitated to borrowers, we may have to lower our service fees, which could materially and adversely affect our business and results of operations. If we are unable to compete with such companies and meet the need for innovation in our industry, the demand for our products or services could stagnate or substantially decline, which could harm our business and results of operations.

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

In our current cooperation with financial institutions, we would directly provide financial institutions with the personal information of our users on our platform, including basic user information (such as name, age, etc.) and loan-related information (such as loan purpose, annual income, etc.), which may be deemed as credit information under the Credit Information Services Measures. As of the date of this annual report, we have not obtained personal credit information organization license, and our direct provision of such users’ personal information to financial institutions may not be permitted. However, Our consolidated VIE, Shenzhen Xiaoying Microcredit Co., Ltd. (“Xiaoying Microcredit (VIE)”), and our subsidiary, Tianjin Yuexin, received notices from the Shenzhen Center of Credit Reference Center of People’s Bank of China on September 29, 2022 and on Feburary 29, 2024, respectively. The notices stated that Credit Reference Center of People’s Bank of China had approved Xiaoying Microcredit (VIE) and Tianjin Yuexin to connect to the credit reference system and to report business information relating to individual credit loan services. As of the date of this annual report, Xiaoying Microcredit (VIE) has finalized technical preparation and internal system establishment for the official connection to the credit reference system. Tianjin Yuexin is currently working on completing its technical preparation and internal system establishment. Further, we have been collaborating closely with PuDao Credit Information Co., Ltd., a licensed personal credit information institution, to execute a plan that complies with the new regulation. We have entered into a collaboration agreement and a service agreement and have implemented a built-in data interfacing technology within our internal system to establish a connection with the PuDao Credit Information Co., Ltd.’s independent data domain. Meanwhile, as the Credit Information Services Measures is newly issued and there are no specific implementation rules with this regard, we are not sure how it will be interpreted and implemented and whether it will have an adverse impact on our business. Even if we made efforts and adjustments to comply with the evolving regulatory requirements, we cannot assure you that we are in full compliance with all of the relevant requirements and regulations as neither clear guidance nor implementation rules with regard to the Measures for Credit Reporting Business has been issued and the acceptance criteria of the regulators are uncertain. We will closely monitor the regulatory requirements and adjust the applicable measures in timely manner to ensure compliance. As of the date of this annual report, we have not been subject to any penalities from the PBOC or any of its branches related to our cooperation with the institutional funding partners.

If we are unable to maintain or increase the amount of loans we facilitate or if we are unable to retain existing borrowers or attract new borrowers, our business and results of operations will be adversely affected.

The amount of loans facilitated through our platform was RMB51,859 million in 2021, RMB73,655 million in 2022 and RMB 105,557 million in 2023. To maintain and increase the amount of loans we facilitate, we must continue to engage our existing borrowers and attract new borrowers, which may be affected by several factors, including our brand recognition and reputation, our products and services offered, our efficiency in engaging prospective borrowers, our ability to convert registered users to borrowers, the effectiveness of our credit analysis and risk management system, our ability to secure sufficient and cost-efficient funding, the service fees we charge borrowers, our borrower experience, the Chinese Mainland regulatory environment governing our industry and the macroeconomic environment. For example, although we do not believe any of the loan products we currently facilitate is explicitly prohibited in accordance with the requirements under Circular 141 and Circular 57, we have taken rectification measures, including adjusting the annualized fee rates not to exceed 36% and ceasing deducting service fees from a loan principal in advance, to better comply with the applicable requirements.

In addition, as of December 31, 2023, we collaborated with 60 channel partners to obtain borrowers for our various loan products. In 2022 and 2023, approximately 80.1% and 80.4% of our active borrowers for Xiaoying Card Loan were engaged through our channel partners. If these channels become less effective or less efficient, or if we are unable to continue to use these channels or work with less channel partners, or if we cannot expand our business partner base or work with more business partners, we may not be able to acquire and engage new and existing borrowers efficiently. In addition, we may also impose more stringent borrower qualifications to ensure the quality of the loans we facilitate, which may negatively affect the amount of loans we facilitate. If we are unable to attract borrowers or if borrowers do not continue to use our products and services, we may be unable to increase our amount of loans facilitated and corresponding revenues, and our business and results of operations may be materially and adversely affected.

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

Our results of operations were adversely affected by the COVID-19 especially during the first half year of 2020. In the early onset of the third quarter of 2020, our business was already on track for a steady recovery and our business operation has returned to the pre-COVID-19 pandemic level. In 2021, 2022 and 2023, both our operational and financial results continued to show progress against our strategic objectives. In January, 2023, Chinese Mainland officially started to manage COVID-19 as a Class-B infectious disease. The implementation of Class-B management of COVID-19 emphasizes more scientific, precise and efficient epidemic prevention and minimizes its disruptions in the economy and society. As many of the COVID-19 prevention measures had been lifted, the economy continues its rebound from the pandemic. However, the potential impact brought by and the duration of the COVID-19 outbreak are difficult to assess or predict and the full impact of the virus on our operations will depend on many factors beyond our control. While it is unknown how long these conditions will last and what the complete financial effect will be to our company group, we are closely monitoring its impact on us. Our business, results of operations, financial conditions and prospects could be materially adversely affected to the extent that COVID-19 harms the Chinese and global economy in general, and the trading price of our ADSs may be adversely affected.

Our platform requires adequate funding and access to adequate lending capital on terms acceptable to us cannot be assured.

Our business involves matching of borrowers and funding sources for loans. The growth and success of our future operations depend on the availability of adequate funding to meet borrower demand for loans facilitated on our platform. In 2023, 97.2% of the total funding for loans we facilitated were provided by institutional funding partners and 2.8% of the total funding for loans we facilitated were provided by our capital. In order to maintain the requisite level of funding for the loans we facilitate to meet borrower demand, we will need to optimize the investor funding composition of our platform and establish long-term collaboration with our institutional funding partners.

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

Beginning from late 2018, the local Chinese Mainland governments gradually slowed down its acceptance and review of the application for the registration as an online lending information intermediary as required under the Interim Measures. We made a gradual shift with respect to funding sources from individual investors to institutional funding partners since early 2019 in response to the enhanced regulatory restrictions in the online consumer financing industry. In late December 2019, the government began to implement a regulatory policy encouraging companies that previously applied for the online lending information intermediary registration to obtain an online microcredit company permit instead. This change in policy has an implication that we will be no longer legally allowed to provide intermediary service to individual investors directly. At the end of 2019, we ceased funding our loan products from our individual investors through Xiaoying Wealth Management platform. We actively expanded institutional funding, such as banks, consumer finance companies, trust companies and other institutions, and achieved 100% institutional funding for the new loans facilitated by the end of the second quarter of 2020. Furthermore, after obtaining an approval for our microcredit business in May 2021, we started to fund some new loans by our owned capital. As of December 31, 2023, 3.0% of the outstanding loans were funded by our own capital.

If the provision of services by financial institutional cooperators, such as insurance companies and financing guarantee companies, becomes limited, restricted, or is rendered less effective or more expensive, our business may be materially and adversely affected.

85.0% of our outstanding loans were covered by financial institutional cooperators as of December 31, 2023. We collaborate with various external financing guarantee companies and insurance companies who provide guarantee/insurance services to protect institutional funding partners from losses. See “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with Financial Institutional Cooperators.” Although we have entered into a series of agreements relating to our ongoing business cooperation and service arrangement with our financial institutional cooperators, we cannot assure you that the provisions of services provided by such financial institutional cooperators will be renewed upon expiration of the agreements or continue to remain at the same level or on more favorable terms in the future. If any of such financial institutional cooperators ceases business collaboration with us, it may adversely affect our relationship with our users and institutional funding partners.

In addition, given that Shenzhen Xiaoying (VIE) and Shenzhen Xintang (VIE) are our consolidated VIEs, and Tianjin Yuexin is our subsidiary, while we believe our past and current cooperation model with our financial institutional cooperators does not violate any prohibitive rules relating to Online Lending Information Services, including among others, provisions under the Interim Measures that prohibit providing any guarantee to lenders directly or in a disguised form by online lending information intermediaries or provisions under Circular 57 that prohibit setting aside risk reserve funds by online lending information intermediaries to protect investors against default, we cannot assure you that the regulators would hold the same view as ours. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Online Lending Information.” If our agreements with financial institutional cooperators were terminated or to be altered to our disadvantage, our business, results of operations and financial condition will be materially and adversely affected.

The protections offered by our financial institutional cooperators on our loan products significantly enhance the confidence of our institutional funding partners. We cooperated with Shenzhen Xintang (VIE) to provide guarantees for certain loan products that we facilitate in the past. Shenzhen Xintang (VIE) did not renew its financing guarantee license in 2022. We settled the remaining business of Shenzhen Xintang (VIE) in the first quarter of 2023. Shenzhen Xintang (VIE) no longer guarantees any loan products, and In 2023, one of our Chinese Mainland subsidiaries, Tianjin Yuexin started the financing guarantee business. In 2024, we expect to deepen our cooperation with other financial institutional cooperators to provide guarantees for the loans that we facilitate in the future. See “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with Financial Institutional Cooperators.” We may consider introducing other funding protection arrangements to our financial institutional cooperators or institutional funding. We cannot assure you that new arrangements would be perceived by them, which may have adverse impact on our business operations. If our financial institutional cooperators cease business collaboration with us, it may adversely affect our relationship with our institutional funding partners, who view on the protection offered by our financial institutional cooperators with importance.

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

If we are unable to obtain adequate credit insurance under terms or conditions acceptable to us due to changes in the credit insurance regulations in Chinese Mainland, our business, financial condition and results of operations would be materially and adversely affected.

On May 8, 2020, the CBIRC promulgated the Measures for the Regulation of Credit Insurance and Guarantee Insurance, or the Measures for the Credit Insurance and Guarantee Insurance, as amended on June 21, 2021, which repeals the Interim Measures for the Supervision of Credit Guarantee and Insurance Business issued on July 11, 2017. Pursuant to the Measures for the Credit Insurance and Guarantee Insurance, the insurance companies carrying out credit insurance and guarantee insurance (together, the “Credit and Guarantee Insurance”) businesses are required to comply with the regulatory requirements on solvency and ensure the overall size of business is appropriate for the capital strength of the company. When carrying out financing Credit and Guarantee Insurance business, insurance companies are required to pay particular attention to the underlying risks, fully assess the impact of Credit and Guarantee Insurance business on the solvency of the company, and duly perform liquidity risk management. The insurance companies have to establish more stringent internal control measures to ensure the compliance of the Credit and Guarantee Insurance business. Furthermore, the Measures for the Credit Guarantee and Insurance Guarantee sets out specific rules regarding insurance companies carrying out Credit and Guarantee Insurance business via Internet, under which the insurance companies shall cooperate with the financial institutions with lending qualifications and is required to publish material information in relation to insurance products, policy query links, customer complaint channels, information security, cooperative Internet agencies, which shall also be published by the cooperative Internet agencies in a prominent position on their business web pages. In addition, the balance of self-retained liability of the insurance company cannot exceed the respective limits as set forth in the Measures for the Credit Insurance and Guarantee Insurance.

We have cooperated with insurance companies to develop Credit and Guarantee Insurance products to secure insurance protection for the loans we facilitated. If the insurance companies we cooperate are unable to continue to provide the Credit and Guarantee Insurance with same terms and conditions, we may not be able to remain adequate Credit and Guarantee Insurance for our loan products as before, or may have to incur additional cost in purchasing such insurance from them or other insurance companies. If we are unable to obtain adequate Credit and Guarantee Insurance for our loan products under terms or conditions acceptable to us, our business, financial condition and results of operations would be materially and adversely affected.

Our cooperation model with Institutional Funding Partners may be deemed to operate financing guarantee business by the Chinese Mainland regulatory authorities.

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

In addition, prior to September 2017, we, at our sole discretion, paid one of our financial institutional cooperators for a majority of the loan principal and interest default but have not been subsequently collected through some of our entities lacking qualifications to provide financing guarantee. In 2020, certain amount of deposits paid by Shenzhen Xintang (VIE) to one of our institutional cooperators were actually provided by Shenzhen Xiaoying Puhui Technology Co., Ltd., a directly wholly owned subsidiary of Beijing WFOE, which were used to compensate for such institutional cooperator’s loss for the amount it had paid under investors’ claims arising from borrowers’ default to repay loans. Due to the lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Rules is unclear. It is uncertain whether we would be deemed to operate financing guarantee business because of our cooperation model with our financial institutional cooperators, and our current arrangements with banks, trust companies and other institutional funding partners. As of the date of this annual report, we have not been subject to any fines or other penalties under any Chinese Mainland laws or regulations related to financing guarantee business. Furthermore, given that Shenzhen Xiaoying (VIE) and Shenzhen Xintang (VIE) are our consolidated VIEs, and Tianjin Yuexin is our subsidiary, while we believe our past and current cooperation model with our financial institutional cooperators does not constitute providing any guarantee to lenders directly or in a disguised form by online lending information intermediary under Interim Measures or under Circular 57, we cannot assure you that the regulators would hold the same view as ours. Given the evolving regulatory environment of the financing guarantee business, we cannot assure you that we will not be subject to any fines, penalties or other liabilities, or be required in the future by the relevant governmental authorities to obtain approval or license for financing guarantee business to continue our collaboration with banks, trust companies and other institutional funding partners. If we are required to amend the current model or are no longer able to collaborate with banks, trust companies or other institutional funding partners at all, or become subject to penalties, our business, financial condition, results of operations and prospects could be materially and adversely affected.

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

Our institutional funding partners may experience losses due to borrower defaults. The delinquency rate for all outstanding loans on our platform that were 31-60 days past due increased from 1.02% as of December 31, 2022, to 1.57% as of December 31, 2023.

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

If widespread defaults were to occur, institutional funding partners may lose confidence in our platform and our financial institutional cooperators may cease business collaboration with us or increase their fees collectible from new borrowers or raise some unfavorable terms in the future, which may materially and adversely affect our business and results of operations. We have been expanding cooperation relationships with various institutional funding partners and financial institutional cooperators to reduce our risk of heavy dependency on certain institutional funding partners or financial institutional cooperators.

Furthermore, for certain loan products that we facilitate in the past, we entered into a series of arrangements with various financial institutional cooperators and negotiate the upper limit of Shenzhen Xintang (VIE)’s compensation obligation prospectively at each quarter with these financial institutional cooperators based on the expected default rate. Shenzhen Xintang (VIE) did not renew its financing guarantee license in 2022. We settled the remaining business of Shenzhen Xintang (VIE) in the first quarter of 2023. Shenzhen Xintang (VIE) no longer guarantees any loan products. In 2023, one of our Chinese Mainland subsidiaries, Tianjin Yuexin that holds the financing guarantee license, started the financing guarantee business. Tianjing Yuexin built a new business model by collaboration with external financing guarantee companies, where Tianjin Yuexin assumes 20% of the guarantee liability, and the external financing guarantee company assumes 80% of the guarantee liability. Under this business model, Tianjin Yuexin has the obligation to pay 20% of the defaulted principal and interest to our institutional funding partners and no obligation to pay to the external financing guarantee company. However, if widespread defaults were to occur, institutional funding partners may cease business collaboration with Yuexin. Moreover, they may increase their fees collectible from new borrowers, which would impact our results of operations in the event we are unable to pass on such increase to new borrowers. In addition, when the delinquency rates of our loan products increase, we may also need to increase the guarantee fees that we are entitled from new borrowers. In the event we are not able to raise the APR to capture such increase in guarantee fees, our results of operations would be adversely affected. See “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with Financial Institutional Cooperators —Credit Insurance and Guarantee Services” for more details. Therefore, if we are unable to maintain low delinquency rates for transactions we facilitated, our business and results of operations may be materially and adversely affected.

The data that we collect may be inaccurate due to inadvertent error or fraud. If we fail to detect inaccurate and false information, the performance of our credit analysis will be compromised, and our business, results of operations and brand and reputation will be negatively impacted.

We analyze data provided directly by applicants or with their authorization and data from third parties. The data we receive may not accurately reflect an applicant’s creditworthiness because such data may be based on outdated, incomplete or inaccurate information due to inadvertent error or fraud. In addition, the completeness and reliability of consumer credit history information in the Chinese Mainland is relatively limited. The People’s Bank of China, or PBOC, has developed and put into use a national personal and corporate credit information database which remains relatively underdeveloped.

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

Chinese Mainland regulations impose sanctions on entities for engaging in the provision of telecommunication business of a commercial nature without having obtained a value-added telecommunication business license. If we fail to obtain or maintain licenses required for our business, we could be subject to sanctions including corrective orders and warnings from the Chinese Mainland telecommunication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites and mobile applications may be ordered to cease operation.

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

Given the evolving regulatory environment of the consumer finance industry and value-added telecommunication business, we cannot rule out the possibility that the Chinese Mainland communication administration authority or other government authorities will explicitly require any of our consolidated VIEs or subsidiaries of our consolidated VIEs to obtain Internet content provider licenses, or ICP licenses, online data processing and transaction processing licenses, or ODPTP licenses or other value-added telecommunication business licenses, or issue new regulatory requirements to institute a new licensing regime for our industry. If such value-added telecommunication business licenses are required in the future, or a new license regime is introduced or new regulatory rules are promulgated, we cannot assure you that we would be able to obtain any required license or other regulatory approvals in a timely manner, or at all, which would subject us to the sanctions described above or other sanctions as stipulated in the new regulatory rules, and materially and adversely affect our business and impede our ability to continue our operations.

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

Nevertheless, the interpretation and the enforcement of such regulations in the context of online consumer finance industry remains uncertain, and therefore, it is unclear what kind of value-added telecommunication business licenses we should obtain. Given the evolving regulatory environment of the consumer finance industry and value-added telecommunication business, we cannot rule out the possibility that the Chinese Mainland communication administration authority or other government authorities will explicitly require any of our consolidated VIEs or subsidiaries of our consolidated VIEs to obtain Internet content provider licenses, or ICP licenses, online data processing and transaction processing licenses, or ODPTP licenses or other value-added telecommunication business licenses, or issue new regulatory requirements to institute a new licensing regime for our industry.

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

We intend to broaden the scope of products and services that we offer, while we may not be successful in doing so. New products and services must achieve a certain level of market acceptance in order for it to be economically feasible for us to bear the default risks associated with them and recoup our investment costs in developing and bringing them to market. Our existing or new products and services could fail to attain sufficient market acceptance for many reasons, including:

●	our failure to predict market demand accurately and supply attractive and increasingly personalized products and services at appropriate prices and in amount that meet this demand in a timely fashion;

●	our existing products and services may cease to be popular among current borrowers and institutional funding partners or prove to be unattractive to prospective borrowers and institutional funding partners;
●	our failure to assess risk associated with new products and services and to properly price such products and services;
●	negative publicity about our products and services or mobile applications’ performance or effectiveness;
●	critical assessment taken by regulatory authorities that the launch of new products and services and changes to our existing products and services do not comply with Chinese Mainland laws, regulations or rules applicable to us; and
●	the introduction or anticipated introduction of competing offerings by competitors.

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

Any malicious or otherwise negative allegation made by the media or other parties about our company group, including our management, business, compliance with law, financial condition, prospects or our historical business operations, whether with or without merit, could severely hurt our reputation and harm our business and results of operations.

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

We are an intermediary that connecting institutional funding partners with individual borrowers. Under the PRC Civil Code, an intermediary that intentionally conceals any material information or provides false information in connection with the conclusion of an intermediation contract, which results in harm to the client’s interests may not claim for any service fee for its intermediary services, and is liable for any damage incurred by the client. Therefore, if we fail to provide true and accurate information to institutional funding partners in time and in full, and are found to be at fault for failure or deemed failure to exercise proper care, or to conduct adequate information verification or supervision, we could be subject to liabilities as an intermediary under the PRC Civil Code. We do not conceal any material information and intentionally provide false information to institutional funding partners. In addition, we also leverage a large database of past fraud accounts information and sophisticated rule-based detection technology in detecting fraudulent behaviors. Based on new data collected and fraudulent behaviors detected during our daily business operations, we update our database on a monthly basis. Although we believe that we should not bear the credit risk for institutional funding partners as long as we take reasonable measures to detect fraudulent behaviors, we cannot assure you that we would not be subject to any liabilities if we fail to detect any fraudulent behavior. If that were to occur, our results of operations and financial condition could be materially and adversely affected.

We may face regulatory risk as we indirectly charge our borrowers in the manner that our borrowers are not aware

External financing guarantee companies that we cooperate provide guarantee for a number of loans if our borrowers fail to repay. The financing guarantee companies that we cooperate charge borrowers a guarantee fee, a portion of which will be subsequently paid to us by the financing guarantee companies as the service fee for the intermediary service we provide. We cooperated with Shenzhen Xintang(VIE) to provide guarantees for certain loan products that we facilitate in the past. Shenzhen Xintang(VIE) did not renew its financing guarantee license in 2022. We settled the remaining business of Shenzhen Xintang(VIE) in the first quarter of 2023. Shenzhen Xintang(VIE) no longer guarantees any outstanding loan products. In 2023, one of our Chinese Mainland subsidiaries, Tianjin Yuexin that holds the financing guarantee license, started the financing guarantee business. In 2024, we expect to deepen our cooperation with other financial institutional cooperators to provide guarantees for the loans that we facilitate in the future. See “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with Financial Institutional Cooperators.” The Announcement 3 states that all institutions engaged in loan business shall display annual loan interest rate to borrowers in an obvious way when marketing through websites, mobile applications, posters and other channels and that the annual loan interest rate shall be the ratio, on an annualized basis, of all the loan-related costs charged on the borrower to the loan principal actually occupied. However, our borrowers are not aware of the fact that we actually charge service fees and the manner in which such fees are charged. Therefore, our business practices and the way we collect service fees may be considered by the regulatory authorities as a violation of regulations and we may be subject to administrative penalties. If we were imposed penalties or forced to adjust the way by which we charge fees, there will be an adverse impact on our business, financial condition, and operating results.

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

In the past, we initially provided credit using our own funds to our borrowers and subsequently sold the loans including the creditor’s rights in the loans to investors on our P2P platform or to institutional funding partners. We completely ceased such practices with investors on our P2P platform in April 2017. We also gradually reduced such practices with banking financial institution partners after December 31, 2017 and completely ceased such practices in February 2018. In our current operation model, certain loans are initially advanced by unaffiliated third parties who will subsequently transfer such loans to us. We, as the intermediary, will when transfer such loans to third parties. While we do not believe that such acquired loans from existing lenders are prohibited under the Interim Measures, we cannot assure you that such practice would not be deemed by the Chinese Mainland authorities as illegal provision of loans to the general public or illegally granting loans without the PBOC’s permit, which are prohibited by relevant Chinese Mainland laws and regulations. If such practices were found to violate the Interim Measures or other relevant Chinese Mainland laws and regulations, we might be subject to fines, penalties or other liabilities, which could materially and adversely affect our business, financial condition and prospects.

Beginning from late 2018, the local Chinese Mainland governments gradually slowed down its acceptance and review of the application for the registration as an online lending information intermediary as required under the Interim Measures. We made a gradual shift with respect to funding sources from individual investors to institutional funding partners since early 2019 in response to the enhanced regulatory restrictions in the online consumer financing industry. In late December 2019, the government began to implement a regulatory policy encouraging companies that previously applied for the online lending information intermediary registration to obtain an online microcredit company permit instead. This change in policy has an implication that we will be no longer legally allowed to provide intermediary service to individual investors directly. At the end of 2019, we ceased funding our loan products from our individual investors through Xiaoying Wealth Management platform. We actively expanded institutional funding, such as banks, consumer finance companies, trust companies and other institutions, and achieved 100% institutional funding for the new loans facilitated by the end of the second quarter of 2020.

In addition, we have obtained a letter from the Local Financial Regulatory Bureau of Shenzhen Municipality on May 12, 2021, stating the approval of the business qualification of Xiaoying Microcredit (VIE) for microcredit business from the relevant local authority and have started our microcredit business in July 2021. As of December 31, 2023, 3.0% of our outstanding loans is funded by our own capital. However, since the regulatory regime and practice with respect to network microcredit companies are evolving in recent years and subject to uncertainties, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Microcredit,” we cannot assure you that we would not be subject to any rectification requirements or administrative penalties due to any non-compliance, nor can we assure you that we will be able to satisfy rectification requirements, if any, and maintain such license or renew the license. For example, in November 2020, the CBIRC and PBOC released the Interim Measures for the Administration of Network Microcredit Companies Business (Draft) to solicit public comments. The draft measures make it clear that a network microcredit business shall be carried out mainly in the provincial administrative areas to which the entity is registered and shall not be cross-provincial without prior approval. The registered capital of a company operating a network microcredit business within a province shall not be less than RMB1 billion and shall be a one-time paid-in monetary capital. The registered capital of a company operating a network microcredit cross-provinces shall not be less than RMB5 billion and shall be a one-time paid-in monetary capital. The draft measures would establish a three-year transition period, and those operating cross-provincial network microcredit businesses without approval will be phased-out.

We cannot assure you that Xiaoying Microcredit (VIE) will be able to maintain or renew its business qualification for microcredit business if the draft measures are implemented. Although we believe that Xiaoying Microcredit (VIE) is only a supplementary funding source and we do not intend to rely on it as a major source for funding, if we need to obtain funding from Xiaoying Microcredit but are unable to maintain or renew the business qualification for microcredit business or obtain any other requisite approvals, licenses or permits, our business, financial condition and results of operations would be materially and adversely affected.

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

If our ability to collect delinquent loans is impaired, there is misconduct in payment collection, our business and results of operations might be materially and adversely affected.

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

The success of our business largely depends on our ability to provide a high-quality user experience, which in turn depends on factors such as: (i) our ability to estimate future borrowing requests from our users, (ii) our ability to continue to offer products and services at competitive service fee rates, (iii) our ability to provide a reliable and user-friendly mobile application user interface for users and our ability to further improve and streamline our online loan application and approval process. As of December 31, 2023, most of the transactions were completed through our mobile application. If users are not satisfied with our level of service when we failed to provide sufficient loans to our users, or if our system is severely interrupted or otherwise fails to meet user requests, for example, the users have to wait for days to receive their loan application results or our mobile app is constantly disrupted due to system failure and breakdown, our reputation could be adversely affected and we could fail to maintain user loyalty.

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

We had positive cash flow from operating activities of RMB449.2 million, RMB322.7 million and RMB798.8 million (US$112.5 million) in 2021, 2022 and 2023, respectively. We cannot guarantee that we will not have negative cash flows in the future. We collect the service fees on a monthly basis and interests on a monthly basis from the borrowers. Inability to collect payments from users, borrowers in particular, in a timely and sufficient manner may adversely affect our liquidity, financial condition and results of operations.

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

In addition, in the event of a system outage and physical data loss, our ability to provide products and services would be materially and adversely affected. The reliability, availability and satisfactory performance of our technology and our underlying network infrastructure are critical to our operations, user service, reputation and our ability to attract new and retain existing borrowers and institutional funding partners. Our information technology systems infrastructure is currently deployed and our data is currently maintained on customized computing services in Chinese Mainland. Our operations depend on the service provider’s ability to protect its and our systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or hackers’ attempts to harm our systems, criminal acts and other similar events. Moreover, if our arrangement with this service provider is terminated or if there is a lapse of service or damage to their facilities, we could experience interruptions in our service as well as delays and additional expense in providing products and services to our borrowers and institutional funding partners.

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

In addition, Chinese Mainland government authorities have enacted a series of laws and regulations in regard of the protection of personal information, under which internet service providers and other network operators are required to comply with the principles of legality, justification and necessity, to clearly indicate the purposes, methods and scope of any information collection and usage, and to obtain the consent of users, as well as to establish a user information protection system with appropriate remedial measures. We have obtained consent from our users to use their personal information within the scope of authorization and we have taken technical measures to ensure the security of such personal information and to prevent any loss or divergence of personal information from. However, there is uncertainty as to the interpretation and application of such laws. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the Chinese Mainland, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where it is necessary for personal information to be provided by a personal information processor to a recipient outside the territory of the Chinese Mainland due to any business need or any other need, a security assessment organized by the national cyberspace authority shall be passed. If such laws or regulations are to be interpreted and applied in a manner inconsistent with our current policies and practices, changes to the features of our system may be required and additional costs incurred. We cannot assure you that our existing user information protection system and technical measures will be considered sufficient under applicable laws and regulations. If we are unable to address any information protection concerns, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and our reputation, business and operations might be adversely affected. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Internet Information Security” for details.

On June 1, 2017, the Cybersecurity Law of the PRC became effective. The law requires network products and services providers as we are, among other things, to strictly preserve the secrecy of user information they collect and to store within Chinese Mainland data that is gathered or produced by such network products and services provider in the country. If we are deemed to have violated the law, potential penalties include, depending on the nature of violation, regulatory warning, correction order, forced shut down of our websites, suspension of operation revocation of business licenses, confiscation of illegal gains, and fines imposed on the company ranging from approximately RMB10,000 to RMB1 million or management personnel ranging from approximately RMB5,000 to RMB1 million. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law of PRC, or Data Security Law, which took effect on September 1, 2021. The Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system. The Data Security Law also provides that the state shall establish a data security review system, where data handling activities that affect or may affect the national security will undergo national security review, and shall implement export controls on certain data. On July 7, 2022, the CAC published the Outbound Data Transfer Security Assessment Measures that took effect on September 1, 2022 and outline the potential security assessment process for outbound data transfer. Under the Outbound Data Transfer Security Assessment Measures, data processors that provide important data and personal information outbound that are collected or produced through operations within the territory of Chinese Mainland, where a security assessment shall be conducted according to the law, shall apply to the provisions of these Measures. Under the Outbound Data Transfer Security Assessment Measures, data processors providing outbound data shall apply for outbound data transfer security assessment with the CAC in any of the following circumstances: (i) where a data processor provides important data abroad; (ii) where a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year; and (iv) other circumstances prescribed by the CAC for which declaration for security assessment for outbound data transfers is required. The Outbound Data Transfer Security Assessment Measures also provide procedures for security assessment and submissions, important factors to be considered in conducting assessment, and legal liabilities of a data processor for failure to apply for assessment. On 24 February 2023, the CAC published the Measures for the Standard Contract for Outbound Transfer of Personal Information (the “ Measures for the Standard Contract “) and its annexes of Standard Contract for Outbound Transfer of Personal Information (the “Standard Contract”) that took effect on June 1, 2023, and outlined that the domestic personal information processor and the overseas recipient must sign and perform in strict accordance with the terms provided by the CAC, who is the only one to be authorized to amend and modify the Standard Contract and enterprises must not make additional agreements or any other forms of documents that are in conflict with the terms of the Standard Contract that has been established. Under the Measures for the Standard Contract, personal information processors are required to file a recordal of the Standard Contract with the provincial level of cyberspace administration where they are located, within 10 working days from the effective date of the Standard Contract. According to Measures for the Standard Contract, any personal information processor transferring personal information overseas by entering into the Standard Contract shall meet all of the following conditions: (i) it is not a critical information infrastructure operator; (ii) it processes the personal information of less than 1 million individuals; (iii) it has cumulatively transferred abroad the personal information of less than 100,000 individuals since January 1 of the previous year; and (iv) it has cumulatively transferred abroad the sensitive personal information of less than 10,000 individuals since January 1 of the previous year. The Measures for the Standard Contract also provides submitting materials, supplementation or re-filing, grace period, and legal liabilities for breach of the Measures for the Standard Contract.

Due to the relatively new nature of the Cybersecurity Law of the PRC, Data Security Law, Outbound Data Transfer Security Assessment Measures, and Measures for the Standard Contract as well as the lack of clarification in the statutory law itself as to the circumstances and standard under which the law should apply and violations be found, there are great uncertainties as to the interpretation and application of the law. The law’s vagueness in its own statutory language also indicates that the CAC, the designated government enforcement agency, will have broad latitude to direct how the law is interpreted and enforced, thus creating greater uncertainties with regard to the interpretation and application of the law since the government enforcement agency has yet to provide further guidance on the enforcement mechanism of the law. If we are found to have violated the Cybersecurity Law of the PRC, Data Security Law, Outbound Data Transfer Security Assessment Measures, and Measures for the Standard Contract in a government enforcement action, we may face severe penalties that may result in monetary losses, losses of access to assets essential for daily operation of our business or for the continuance of service provision, and temporary or total disruption of our business for an extended period of time. In addition, the finding of a violation of the Cybersecurity Law of the PRC, Data Security Law, Outbound Data Transfer Security Assessment Measures, and Measures for the Standard Contract, even if later repealed, may cause damages to our reputation and our brand name, causing users to lose confidence in our service and to refrain from choosing or continuing to use our products and services. All of these consequences may have a material adverse impact on our business, financial condition and results of operations.

Furthermore, the stringent reporting obligation imposed by the Cybersecurity Law of the PRC, Data Security Law and Outbound Data Transfer Security Assessment Measures, without a finding of violation, may have a material adverse impact on our business and results of operations. As we are obligated by the laws to inform our users of any security flaw or vulnerability as they are discovered, users may become wary of the existence or frequency of such reports and lose confidence in the security of our system, thus discouraged from choosing or continuing to use our products and services, even though the security flaws or vulnerabilities are readily fixed and overcome.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. As we are no longer an emerging growth company, we are subject to the requirement that an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15I under the Exchange Act) and internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) through (c) under the Exchange Act. Based upon that evaluation, we determined that the material weaknesses previously identified in our internal control over financial reporting had been fully remedied and our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. Our independent registered public accounting firm, KPMG Huazhen LLP, also attested and reported our internal control over financial reporting. See the attestation report on page F-2 issued by our independent registered public accounting firm for further details.

However, if we fail to maintain effective internal control over financial reporting in the future, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual properties as critical factors to our success, and we rely on trademark and trade secret law, confidentiality agreement, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. See “Item 4. Information on the Company—4.B. Business Overview—Intellectual Property” and ”Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Related to Intellectual Property.” However, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or that such intellectual property will be sufficient to provide us with competitive advantages. Because of the rapid pace of technological development, we cannot assure you that all of our proprietary technologies and similar intellectual property will be patented in a timely or cost-effective manner, or at all. Furthermore, parts of our business rely on technologies developed or licensed by other parties, or co-developed with other parties, and we may not be able to obtain or continue to obtain licenses and technologies from these other parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in Chinese Mainland. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality agreement, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in Chinese Mainland. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial litigation costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights held by other parties. We may unknowingly infringe on other parties’ trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights through our products and services or other aspects of our business. As a result, we may be subject to legal proceedings and claims relating to the intellectual property rights of others from time to time in the future. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in Chinese Mainland, the United States or other jurisdictions. If any infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the interpretation and application of Chinese Mainland’s intellectual property right laws and the procedures and standards for protecting trademarks, copyrights, knowhow, proprietary technologies or other intellectual property rights in Chinese Mainland are uncertain and still evolving, and we cannot assure you that Chinese Mainland courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

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

As of December 31, 2023, we have not been subject to fines or other penalties, or suffered business or other reputational harm, as a result of actual or alleged money laundering or terrorist financing activities in the past. However, our policies and procedures may not be completely effective in preventing other parties from using us, any of our institutional funding partners, or payment service providers as a conduit for money laundering (including illegal cash operations) or terrorist financing without our knowledge. If we were to be associated with money laundering (including illegal cash operations) or terrorist financing activities, our reputation could suffer and we could become subject to regulatory fines, sanctions, or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, all of which could have a material adverse effect on our financial condition and results of operations. Even if we, our institutional funding partners and payment service providers comply with the applicable anti-money laundering laws and regulations, we, our institutional funding partners and payment service providers may not be able to fully eliminate money laundering and other illegal or improper activities in light of the complexity and the secrecy of these activities. Any negative perception of the industry, such as that which might arise from any failure of other online consumer finance platforms to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could tarnish our image, undermine the trust and credibility we have established, and negatively impact our financial condition and results of operations.

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

We may evaluate and consider strategic investments, combinations, acquisitions or alliances with other businesses or international expansion to further better serve borrowers and enhance our competitive position. These transactions could have a material impact on our financial condition and results of operations if consummated. Even if we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction, which may result in investment losses. In addition, we made certain investments through nominee arrangements where we have appointed nominees as registered shareholders of certain investee companies, as we currently do not qualify under certain regulatory financial requirements to be registered as a shareholder of such investee companies. While we believe such investments and the nominee arrangements reflect the true intentions of us and the respective business partners, and are therefore legal and valid under PRC Civil Code, we cannot assure you that the Chinese Mainland courts or other regulators would hold the same view as ours, and such investments may not have the same effect as direct shareholding ownership in the investee companies where our nominee shareholders may fail to perform their respective obligations under the nominee arrangements, such as, among others, to vote on the shareholders’ meetings per our instructions, or to transfer all dividends obtained from such companies to us on a timely manner.

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

Our business operations depend on the continued services of our senior management and key technology development personnel. In particular, Mr. Yue (Justin) Tang, our founder, Chairman and Chief Executive Officer, Mr. Kan (Kent) Li, our president, Mr. Frank Fuya Zheng, our Chief Financial Officer and Mr. Yufan (Jason) Jiang, our Chief Risk Officer are critical to the management of our business and operations and the development of our strategic direction. While we have provided different incentives to our management and key technology development personnel, we cannot assure you that we can continue to retain their services. If one or more of our key executives or key technology development personnel were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team and technology development team will not join our competitors or form a competing business. If any dispute arises between our current or former officers or key technology development personnel and us, we may have to incur substantial costs and expenses in order to enforce such agreements in Chinese Mainland or we may be unable to enforce them at all.

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

We granted incentives and rewards to employees and executives under our share incentive plan. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of stock options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As of December 31, 2023, holders of our outstanding options and other equity incentives were entitled to purchase a total of 20,113,468 ordinary shares. As a result, we incurred share-based compensation expense of RMB42.6 million (US$6.0 million) during the year ended December 31, 2023. If we grant more options or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

Increase in labor costs in the Chinese Mainland may adversely affect our business and results of operations.

In recent years, the Chinese Mainland’s economy has experienced labor costs increases. Average wages are projected to continue to increase. Further, under Chinese Mainland law we are required to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. If we are unable to control our labor costs or pass such increased labor costs on to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

We do not have any business insurance coverage for our operations.

Insurance companies in Chinese Mainland currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We are subject to the risk of a severe or prolonged downturn in the Chinese or global economy and deterioration of credit profiles of borrowers, which may materially and adversely affect our business and financial condition.

The global macroeconomic environment is facing challenges, including the economic slowdown in the Eurozone since 2014, potential impact of the United Kingdom’s exit from the European Union on January 31, 2020, and the adverse impact on the global economies and financial markets as the COVID-19 outbreak evolved into a worldwide health crisis in 2020. The growth of the Chinese Mainland economy has slowed down since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. Recently, the Russia-Ukraine conflict has caused, and continues to intensify, significant geopolitical tensions in Europe and across the world. There have also been concerns on the relationship among China and other Asian countries and the trade disputes between the United States and China. The ongoing trade tensions between the United States and China may have tremendous negative impact on the economies of not merely the two countries concerned, but the global economy as a whole. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. If economic conditions deteriorate, we may face increased risk of default or delinquency of borrowers, which will result in lower returns or losses. In the event that the creditworthiness of our borrowers deteriorates or we cannot track the deterioration of their creditworthiness, the criteria we use for the analysis of borrower credit profiles may be rendered inaccurate, and our risk management system may be subsequently rendered ineffective. This in turn may lead to higher default rates and adverse impacts on our reputation, business, results of operations and financial positions.

Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies, and the expected or perceived overall economic growth rate in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. Although growth of China’s economy remained relatively stable, there is a possibility that China’s economic growth may materially decline in the near future. Any severe or prolonged slowdown in the global or Chinese Mainland economy may materially and adversely affect our business, results of operations and financial condition.

The offering of our products and services depends on effective use of mobile operating systems and distribution through mobile application stores, which we do not control.

We facilitate most of loans through our mobile applications. We may need to devote significant resources to support and maintain of such applications. The mobile applications are dependent on the interoperability of popular mobile operating systems that we do not control, such as Android and iOS. Any changes in such systems that degrade the accessibility of our mobile applications or give preferential treatment to competing products and services could adversely affect the usability of our mobile applications. In addition, we rely upon third party mobile application stores for users to download our mobile applications. As such, the distribution, operation and maintenance of our mobile applications are subject to application stores’ standard terms and policies for application developers.

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

Our operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in Chinese Mainland.

Almost all access to the Internet in Chinese Mainland is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. We primarily rely on a limited number of telecommunication service providers to provide it with data communications capacity through local telecommunications lines and Internet data centers to host its servers. We may have limited access to alternative networks or services in the event of disruptions, failures or other problems with Chinese Mainland’s Internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with increasing traffic. We cannot assure you that our cloud computing service provider and the underlying Internet infrastructure and the fixed telecommunications networks in Chinese Mainland will be able to support the demand associated with the continued growth in Internet usage. In addition, we have no control over the costs of the services provided by telecommunication service providers which in turn, may affect our costs of using customized cloud computing services. If the prices we pay for customized cloud computing services rise significantly, our results of operations may be adversely affected. Furthermore, if Internet access fees or other charges to Internet users increase, our user traffic may decline and our business may be harmed.

Risks Relating to Our Corporate Structure

We do not have direct ownership of some of our operating entities in Chinese Mainland, but exercise control over the operating activities that most impact the economic performance, bear the risks of, enjoys the rewards normally associated with ownership of the entity, and consolidate the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP through contractual arrangements with the VIEs and its shareholders, which may not be effective in providing control over our operating entities.

We do not have direct ownership of some of our operating entities in Chinese Mainland, but through contractual arrangements (the “VIE Agreements”), we exercise control over the operating activities that most impact the economic performance, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. As a result, through such contractual arrangements with the VIEs and their shareholders, we are the primary beneficiary of the VIEs, and, therefore, consolidate the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP 31% of our current revenue is derived from our VIEs in Chinese Mainland. To comply with Chinese Mainland laws and regulations, we do not have an equity ownership interest in our VIEs but rely on the VIE Agreements with VIEs to control and operate their businesses. However, as discussed below, these VIE Agreements may not be effective from Chinese Mainland laws in providing us with the necessary control over VIEs and their operations. Any deficiency in these VIE Agreements may result in our loss of control over the management and operations of VIEs, which will result in a significant loss in the value of an investment in the Company. Because of the practical restrictions on direct foreign equity ownership imposed by the Chinese Mainland government authorities, we must rely on contractual rights through our VIE structure to effect control over and management of VIEs, which exposes us to the risk of potential breach of contract by the shareholders of VIEs. For further description about our VIE Agreements, please see “4.C. Organizational Structure - Contractual Arrangements with Consolidated VIEs and Their Shareholders.”

Because we are an offshore holding company and our business was conducted through the VIE Agreements with our VIEs in Chinese Mainland, if the Chinese Mainland government deems that the contractual arrangements in relation to our consolidated VIEs do not comply with Chinese Mainland regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We are an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations, our operations were conducted in Chinese Mainland by our subsidiaries and through the VIE Agreements with our VIEs in Chinese Mainland, the equity of which is owned by Xiaoying (Beijing) Information Technology Co., Ltd., or Beijing WFOE, through the VIE Agreements, as a result of which, under United States generally accepted accounting principles, the assets and liabilities of the VIEs are treated as our assets and liabilities and the results of operations of VIEs are treated in all respects as if they were the results of our operations. The Chinese Mainland government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of Chinese Mainland companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than 50% equity interest in any Chinese Mainland company engaging in value-added telecommunications businesses (except for e-commerce, domestic multi-party communication, store-and-forward and call center services). The primary foreign investor must also have operating experience and a good track record in providing value-added telecommunications services, or VATS, overseas. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses is deleted.

Because we are an exempted company incorporated with limited liability in the Cayman Islands, we are classified as a foreign enterprise under Chinese Mainland laws and regulations, and our wholly-owned Chinese Mainland subsidiary, Xiaoying (Beijing) Information Technology Co., Ltd., or Beijing WFOE, is a foreign-invested enterprise, or an FIE. To comply with the current Chinese Mainland laws and regulations, we conduct our business in Chinese Mainland through our certain consolidated VIEs and their affiliates. Beijing WFOE has entered into a series of contractual arrangements with our consolidated VIEs and their shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Consolidated VIEs and their Shareholders.” As certain shareholder of the VIEs has changed his nationality, our consolidated VIEs may be deemed as foreign-invested telecommunications enterprises. Therefore, we are required to reapply for the ICP licenses as foreign-invested telecommunications enterprises. However, we cannot assure you that we will be able to complete such procedure in a timely manner, or even at all. In addition, we cannot assure you that we will be able to comply with these laws and regulations in all respects. We may also be subject to fines, legal or administrative sanctions and other adverse consequences, and may not be able to become in compliance with relevant laws and regulations in a timely manner, or at all. These may materially and adversely affect its business, financial condition, results of operations and reputation.

The Guideline No.2 on the Application of Regulatory Rules on Overseas Securities Offerings and Listings, or the Guideline No.2, as one of the supporting guidelines for the Trial Measures, provides that the filing documents submitted to the CSRC shall specify, among other things: (i) whether the issuer’s business, licenses or qualifications are not allowed to be controlled by way of contractual arrangements by Chinese Mainland laws, administrative regulations or relevant provisions; (ii) whether the domestic operating entities controlled by way of contractual arrangements are subject to any restricted or prohibited industries for foreign investments. The officials from the CSRC clarified at the press conference held for the Trial Measures on February 17, 2023 that, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with VIE structure which duly meet the compliance requirements. Uncertainty still remains on how such rules will be interpreted and implemented, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, the Trial Measures, and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that how the Chinese Mainland government authorities, such as the Ministry of Commerce, or the MOFCOM, the MIIT, the CSRC or other authorities that regulate online consumer finance platforms and other participants in the telecommunications industry, would ultimately take a view of our corporate structure or any of the above contractual arrangements, with existing policies or with requirements or policies that may be adopted in the future. Chinese Mainland laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of our consolidated VIEs and may have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future Chinese Mainland laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking our business and operating licenses;
●	levying fines on us;
●	confiscating any of our income that they deem to be obtained through illegal operations;
●	shutting down our services;
●	discontinuing or restricting our operations in Chinese Mainland;
●	imposing conditions or requirements with which we may not be able to comply;
●	requiring us to change our corporate structure and contractual arrangements;
●	restricting or prohibiting our use of the proceeds from overseas offerings to finance our Chinese Mainland consolidated VIEs’ business and operations;
●	requiring us to delist from the NYSE; and
●	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new Chinese Mainland laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our business may be significantly affected by the newly enacted Chinese Mainland Foreign Investment Law, and its enactment may materially and adversely affect our business and financial condition.” Occurrence of any of these events could materially and adversely affect our business and financial condition and results of operations. In addition, if the imposition of any of these penalties or requirements to restructure our corporate structure causes us to lose the right to direct the activities of our consolidated VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIEs in our consolidated financial statements. If our corporate structure and contractual arrangements are deemed to be illegal by relevant regulators, our business and results of operations would be materially and adversely affected and the price of our ADSs may decline. However, we do not believe that such actions would result in the liquidation or dissolution of the Company, our wholly-owned subsidiaries in Chinese Mainland or our consolidated VIEs or their subsidiaries. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Consolidated VIEs and their Shareholders.”

We do not hold equity interests in the VIEs. We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and may have potential conflicts of interests with us. If the Chinese Mainland government determines that the VIE Agreements do not comply with Chinese Mainland regulations, or if these regulations change or are interpreted differently in the future, our ADSs may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual control over the assets of our VIEs that conduct all or substantially all of our operations.

We have equity interests in Beijing WFOE, Shenzhen Puhui, and Shenzhen Xiaoying IT, however, neither we nor our subsidiaries own any equity interests in the VIEs. We control and receive the economic benefits of the VIEs’ business operation through the VIE Agreements. To comply with Chinese Mainland laws and regulations, we do not have an equity ownership interest in our VIEs but rely on the VIE Agreements with VIEs to control and operate our business. X Financial’s control over the VIEs and X Financial’s position of being the primary beneficiary of the VIEs for the accounting purposes are limited to the conditions that X Financial met for consolidation of the VIEs under U.S. GAAP. Such conditions include that (i) X Financial controls VIEs through power to govern the activities which most significantly impact the VIEs’ economic performance, (ii) X Financial is contractually obligated to absorb losses of VIEs that could potentially be significant to VIEs, and (iii) X Financial is entitled to receive benefits from VIEs that could potentially be significant to VIEs. Only if X Financial meets the aforementioned conditions for consolidation of the VIEs under U.S. GAAP, X Financial will be deemed as the primary beneficiary of the VIEs, and the VIEs will be treated as X Financial’s consolidated affiliated entities for accounting purposes.

For a description of these contractual arrangements, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Consolidated VIEs and Their Shareholders.” A significant portion of our revenue is attributed to our consolidated VIEs. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs. If our consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under Chinese Mainland law. These remedies may not always be effective, particularly in light of uncertainties in the Chinese Mainland legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of the record holders of equity interest in our consolidated VIEs, including such equity interest, may be put under court custody. The validity of the VIE Agreements has not been tested in the Chinese Mainland jurisdiction. These VIE Agreements may not be enforceable in Chinese Mainland if Chinese Mainland government authorities or courts take a view that such VIE Agreements contravene Chinese Mainland laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these VIE Agreements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be materially and adversely affected. As a consequence, our ADSs may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual control over the assets of our VIEs that conduct all or substantially all of our operations.

All of these contractual arrangements are governed by Chinese Mainland law and provide for the resolution of disputes through arbitration in the Chinese Mainland. Accordingly, these contracts would be interpreted in accordance with Chinese Mainland laws and any disputes would be resolved in accordance with Chinese Mainland legal procedures. And X Financial could face heightened risks and substantial costs in enforcing these contractual arrangements, because, although contractual arrangements similar to the VIE Agreements have been widely adopted by Chinese Mainland companies seeking for listing aboard, such arrangements have not been tested in any of the Chinese Mainland courts and there remain significant uncertainties in this regard. The legal environment in the Chinese Mainland is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the Chinese Mainland legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our consolidated VIEs, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Chinese Mainland—Uncertainties with respect to the Chinese Mainland legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in Chinese Mainland could adversely affect us and limit the legal protections available to you and us.”

In connection with our operations in Chinese Mainland, we rely on the shareholders of our consolidated VIEs to fulfill by the obligations under such contractual arrangements. The interests of these shareholders in their individual capacities as shareholders of our consolidated VIEs may differ from the interests of the Company as a whole, as what is in the best interests of our consolidated VIEs, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of the Company. There can be no assurance that when conflicts of interest arise, any or all of these individuals or entities will act in the best interests of the Company or that those conflicts of interest will be resolved in our favor. In addition, these individuals and entities may breach or cause our consolidated VIEs and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements that address potential conflicts of interest shareholders of our consolidated VIEs may encounter due to their dual roles as shareholders of consolidated VIEs and as beneficial owners of the Company. However, we could, at all times, exercise our option under the exclusive call option agreement to cause them to transfer all of their equity ownership in our consolidated VIEs to a Chinese Mainland entity or individual designated by us as permitted by the then applicable Chinese Mainland laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our consolidated VIEs as provided under the powers of attorney, directly appoint new directors of our consolidated VIEs. We rely on the shareholders of our consolidated VIEs to comply with Chinese Mainland laws and regulations, which protect contracts, and to provide that directors and executive officers owe a duty of loyalty to the Company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and with the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of Chinese Mainland and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our corporate actions will be substantially controlled by Mr. Yue (Justin) Tang, who will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

Mr. Yue (Justin) Tang, our Chief Executive Officer, beneficially owns all of the Class B ordinary shares issued and outstanding, representing 36.79% of our total issued and outstanding share capital and 91.32% of our aggregate voting power as of March 31, 2024. As a result, he will have the ability to control or exert significant influence over important corporate matters and investors may be prevented from influencing important corporate matters involving the Company that require approval of shareholders, including:

●	the composition of our board of directors and, through the voting of the board of directors, any determinations with respect to our operations, business direction and policies, including the appointment and removal of officers;
●	any determinations with respect to mergers or other business combinations;
●	our disposition of all or substantially all of our assets; and
●	any change in control.

These actions may be taken even if they are opposed by our other shareholders, including the holders of the ADSs. Furthermore, this concentration of ownership may also discourage, delay or prevent a change in control of the Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of the Company and reducing the price of the ADSs. As a result of the foregoing, the value of your investment could be materially reduced.

If the custodians or authorized users of our controlling nontangible assets, including chops and seals, fail to fulfill their responsibilities, misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under Chinese Mainland law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the SAIC. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We have three major types of chops—corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including issuing invoices. Generally all contracts are required to undergo review and obtain approval from our legal department prior to being officially sealed and executed. Use of corporate chops and contract chops must be approved by our administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiaries and consolidated VIEs are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiaries and consolidated VIEs have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and mechanisms to monitor our key employees, including the designated legal representatives of our subsidiaries and consolidated VIEs, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries and consolidated VIEs with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains misappropriates the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal actions to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains, misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources expenses while distracting management from our operations, and our business and operations may be materially and adversely affected.

Our business may be significantly affected by the newly enacted PRC Foreign Investment Law, and its enactment may materially and adversely affect our business and financial condition.

On March 15, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, which took effect on January 1, 2020 and replaced the existing laws regulating foreign investment in Chinese Mainland, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. Meanwhile, the Regulations for the Implementation of the Foreign Investment Law, or the FIL Implementations, came into effect on January 1, 2020, which clarified and elaborated the relevant provisions of the Foreign Investment Law.

Since the Foreign Investment Law and the FIL Implementations are newly enacted, there is still uncertainties in relation to its interpretation and implementation. The PRC Foreign Investment Law have revised the definition of “foreign investment” and removed all references to the definitions of “actual control” or “variable interest entity structure” under the 2015 Draft Foreign Investment Law. Instead, the PRC Foreign Investment Law stipulates that foreign investment includes “foreign investors invest in China through other methods under laws, administrative regulations, or provisions prescribed by the State Council “. Therefore, there are still possibilities that future laws, administrative regulations or provisions of the State Council may deem contractual arrangements as a way of foreign investment. There can be no assurance that our contractual arrangements will not be deemed to be in violation of the market access requirements for foreign investment under the Chinese Mainland laws and regulations. Once an entity falls within the definition of foreign investment entity, it may be subject to foreign investment “restrictions” or “prohibitions” set forth in a “negative list” to be separately issued by the State Council later. If a foreign investment entity proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” it must go through a pre-approval process.

The most updated negative list, issued on December 27, 2021 and became effective on January 1, 2022, stipulates that any Chinese Mainland domestic enterprise engaging in the fields prohibited by the negative list shall obtain the consent of the relevant competent Chinese Mainland authorities for overseas listing, and the foreign investors shall not participate in the operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise shall be subject to the relevant administrative provisions of Chinese Mainland domestic securities investment by foreign investors. Such negative list does not further elaborate whether existing overseas listed enterprise will be subject to such requirements. The staff of the NDRC addressed in an interview on December 27, 2021 that certain existing overseas listed enterprises whose foreign investors’ shareholding percentage exceed the aforementioned threshold are not required to make adjustment or deduction. If any of the businesses that we operate were in the “restricted” category on the “negative list,” and the enacted version of the PRC Foreign Investment Law and the final “negative list” mandate further actions to be taken by us, such as a pre-approval process, there is no assurance that we can obtain such pre-approval on a timely basis, or at all. Such determination would materially and adversely affect the value of our ADSs, and such further actions required to be taken by us under the newly enacted PRC Foreign Investment Law may materially and adversely affect our business and financial condition. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all.

In addition, the PRC Foreign Investment Law provides a five-year period for the existing foreign invested enterprises established according to the existing laws regulating foreign investment to maintain their structure and corporate governance after the implementation of the PRC Foreign Investment Law. Thus we may be required to adjust the structure and corporate governance of certain of our Chinese Mainland entities after the expiration of such period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Contractual arrangements in relation to our variable interest entities, may be subject to scrutiny by the Chinese Mainland tax authorities and they may determine that we, or our variable interest entities and their subsidiaries, owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable Chinese Mainland laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the Chinese Mainland tax authorities. The Chinese Mainland enterprise income tax law and regulations require enterprises that conduct related party transactions to prepare transfer pricing documentations to demonstrate the basis of determining the price, the computation methodology and detailed explanations. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles after they conducted tax inspection. We may face material and adverse tax consequences if the Chinese Mainland tax authorities determine that the contractual arrangements among our Chinese Mainland subsidiaries, our variable interest entities and their shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable Chinese Mainland laws, regulations and rules, and adjust income of our variable interest entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our variable interest entities for Chinese Mainland tax purposes, which could in turn increase their tax liabilities without reducing the tax expenses of our Chinese Mainland subsidiaries. Please see Note 12 “Income taxes” to our audited consolidated financial statements. In addition, if a Chinese Mainland subsidiary requests the shareholders of our variable interest entities to transfer their equity interests at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject the Chinese Mainland subsidiary to Chinese Mainland income tax. Furthermore, the Chinese Mainland tax authorities may impose late payment fees and other penalties on our variable interest entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially adversely affected if our variable interest entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

In December 2021 and January 2022, our two subsidiaries and two VIEs received Tax Treatment Decisions issued by the First Inspection Bureau of the Shenzhen Municipal Taxation Bureau (“the First Inspection Bureau”) for our tax payments status from January 1, 2016, to June 30, 2019. We were subject to certain adjustments on taxations and were required to pay back certain value-added taxes, city maintenance and construction taxes, the enterprise income taxes, as well as the respective late payment fees, due to our failure to file the correct taxable income as required by relevant laws and regulations during the period from January 1, 2016, to June 30, 2019. We have paid such taxes and late payment fees as requested in full in December 2021 and January 2022. As of the date of this annual report, we have not been involved in any other investigations, inquiries, notices, warnings, or sanctions from any other Chinese Mainland government authorities regarding our tax payments.

Risks Relating to Doing Business in China

Changes in the political and economic policies of the Chinese Mainland government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Substantially all of our operations are conducted in the Chinese Mainland and all of our revenue is sourced from the Chinese Mainland. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the Chinese Mainland.

The Chinese Mainland economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. Although the Chinese Mainland government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in Chinese Mainland is still owned by the government. In addition, the Chinese Mainland government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese Mainland government also exercises significant control over Chinese Mainland’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the Chinese Mainland economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese Mainland government has implemented various measures to encourage economic growth and to guide the allocation of resources. Some of these measures may benefit the overall Chinese Mainland economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the Chinese Mainland government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

Uncertainties with respect to the Chinese Mainland legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in Chinese Mainland could adversely affect us and limit the legal protections available to you and us.

Our operating subsidiaries are incorporated under and governed by the laws of the Chinese Mainland. The Chinese Mainland legal system is based on written statutes. Prior court decisions may be cited for reference, but have limited precedential value. In 1979, the Chinese Mainland government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As a significant part of our business is conducted in Chinese Mainland, our operations are principally governed by Chinese Mainland laws and regulations. However, since the Chinese Mainland legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Uncertainties due to evolving laws and regulations could also impede the ability of a Chinese Mainland-based company, such as our company group, to obtain or maintain permits or licenses required to conduct business in Chinese Mainland. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, some regulatory requirements issued by certain Chinese Mainland government authorities may not be consistently applied by other Chinese Mainland government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since Chinese Mainland administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the Chinese Mainland legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Furthermore, if Chinese Mainland adopts more stringent standards with respect to corporate social responsibilities or financial regulations, we may incur increased compliance costs or become subject to additional restrictions in our operations. Intellectual property rights and confidentiality protections in Chinese Mainland may also not be as effective as in the United States or other countries. In addition, we cannot predict the effects of future developments in the Chinese Mainland legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you. Moreover, any litigation in Chinese Mainland may be protracted and result in substantial costs and diversion of our resources and management attention.

The Chinese Mainland government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The Chinese Mainland government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the Chinese Mainland government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in Chinese Mainland-based companies like us. On July 6, 2021, State Council issued the Opinions on Lawfully and Severely Combating Illegal Securities Activities to further strengthen cross-border supervision and consolidate the primary responsibility for information security of overseas listed companies. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines which took effect on March 31, 2023. Pursuant to the Trial Measures, Chinese companies that seek to offer and list securities overseas shall fulfill the filing procedures with and report relevant information to the CSRC, and that an initial filing shall be submitted within three working days after the application for an initial public offering is submitted, and a second filing shall be submitted within three working days after the listing is completed. Moreover, an overseas offering and listing is prohibited under circumstances if (i) it is prohibited by Chinese Mainland laws, (ii) it may endanger national security as reviewed and determined by competent Chinese Mainland authorities under the State Council in accordance with law, (iii) the Chinese Mainland domestic companies intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years, (iv) the Chinese Mainland domestic companies intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no clear conclusion has yet been made thereof, (v) it has material ownership disputes over equity interests held by the Chinese Mainland domestic companies’ controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller. The Trial Measures stipulate that the overseas securities offering and listing of any issuer will be deemed as indirect overseas offering by Chinese Mainland domestic companies if the following conditions are met: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by Chinese Mainland domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in Chinese Mainland, or its main place(s) of business are located in Chinese Mainland, or the majority of senior management staff in charge of its business operations and management are Chinese Mainland citizens or have their usual place(s) of residence located in Chinese Mainland. Further, at the press conference held for the Trial Measures on February 17, 2023, officials from the CSRC clarified that the Chinese Mainland domestic companies that have already been listed overseas on or before the effective date of the Trial Measures (i.e. March 31, 2021) shall be deemed as existing issuers, or the Existing Issuers. The Existing Issuers are not required to complete the filing procedures immediately but shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC. The officials from the CSRC have also confirmed that for the Chinese Mainland domestic companies that seek to list overseas with VIE structure, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with VIE structure which duly meet the compliance requirements. We are an Existing Issuer under the Trial Measures, as we were listed on September 19, 2018, which is before the effective date of the Trial Measures. As an Existing Issuer, we currently do not have any intention or plan of refinancing or being involved in any other circumstances that required filing with the CSRC under the Trial Measures. If we conduct refinancing or any other activities that are subject to filing procedures in the future, we will actively communicate with the CSRC and initiate the filing procedures as required in a timely manner. However, given that the Trial Measures were recently promulgated, there are substantial uncertainties as to the implementation and interpretation, and how they will affect our listing status and future financing. If we fail to complete the filing with the CSRC in a timely manner or at all, for any future offering or any other activities which are subject to the filing requirements under the Trial Measures, our ability to raise or utilize funds and our operations could be materially and adversely affected. On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which took effect on March 31, 2023. Pursuant to the Archives Rules, Chinese Mainland domestic companies that seek overseas offering and listing shall strictly abide by applicable laws and regulations of the Chinese Mainland and the Archives Rules, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Furthermore, a Chinese Mainland domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant indivuduals or entities including securities companies, seceurities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level.

Moreover, a Chinese Mainland domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Archives Rules also stipulate that a Chinese Mainland domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations. However, given that the Archives Rules were recently promulgated, there are substantial uncertainties as to the implementation and interpretation. We cannot predict the impact of the Trial Measures and the Archives Rules on us, including but not limited to the maintenance of the listing status of our ADSs and/or other securities, or any of our future offerings of securities overseas at this stage. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continually offer our Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our Shares to significantly decline in value or become worthless. Substantially all of our operations are conducted in the Chinese Mainland, and are governed by Chinese Mainland laws, rules and regulations. Our Chinese Mainland subsidiaries and VIEs are subject to laws, rules and regulations applicable to foreign investment in Chinese Mainland. The Chinese Mainland legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. Any such intervention in or influence on our business operations or action to exert more oversight and control over securities offerings and other capital markets activities, once taken by the Chinese Mainland government, could adversely affect our business, financial condition and results of operations and the value of our Class A ordinary shares or the ADSs, or significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

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

For example, On February 7, 2021, the State Administration for Market Regulation, or the SAMR, promulgated Guidelines to Anti-Monopoly in the Field of Platform Economy, or the Anti-Monopoly Guidelines for Platform Economy. The Anti-Monopoly Guidelines for Platform Economy provides operational standards and guidelines for identifying certain internet platforms’ abuse of market dominant position which are prohibited to restrict unfair competition and safeguard users’ interests, including without limitation, prohibiting personalized pricing using big data and analytics, selling products below cost without reasonable causes, actions or arrangements seen as exclusivity arrangements, using technology means to block competitors’ interface, using bundle services to sell services or products. In addition, internet platforms’ compulsory collection of user data may be viewed as abuse of dominant market position that may have the effect to eliminate or restrict competition. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law which took effect on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the Chinese Mainland, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where it is necessary for personal information to be provided by a personal information processor to a recipient outside the territory of the Chinese Mainland due to any business need or any other need, a security assessment organized by the national cyberspace authority shall be passed. In addition, on June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law, among others, provides for security review procedures for data activities that may affect national security. Furthermore, Measures for Cybersecurity Review, which became effective on June 1, 2020, as amended on December 28, 2021, and became effective on February 15, 2022, set forth the cybersecurity review mechanism for critical information infrastructure operators, and provide that (i) critical information infrastructure operators who intend to purchase internet products and services that affect or may affect national security shall be subject to a cybersecurity review; (ii) online platform operators who are engaged in data processing are also subject to the regulatory scope; (iii) the CSRC is included as one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review working mechanism; (iv) the online platform operators holding more than one million users/users’ individual information and seeking a listing outside Chinese Mainland shall file for cybersecurity review; (v) the risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or illegally transmitted to overseas parties and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously shall be collectively taken into consideration during the cybersecurity review process. Although we do not believe we are a critical information infrastructure provider, and as the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis and we have not received any inquiry, notice, warning, or sanctions from any other Chinese Mainland government authorities in this regard, the Chinese Mainland authorities could interpret such term broadly. If we are deemed to be a critical information infrastructure operator under such rules, we could be subject to cybersecurity review by Cyberspace Administration of China and other relevant Chinese Mainland regulatory authorities and be required to change our existing practices in data privacy and cybersecurity matters at substantial costs. During such cybersecurity review, we may be required to stop providing services to our customers, and such review could also result in negative publicity to us and diversion of our managerial and financial resources.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Chinese Mainland against us or our management named in the annual report based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in Chinese Mainland, and substantially all of our assets are located in Chinese Mainland. In addition, all our senior executive officers reside within Chinese Mainland for a significant portion of the time and most are Chinese Mainland nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside Chinese Mainland. In addition, Chinese Mainland does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in Chinese Mainland of judgments of a court in any of these non-Chinese Mainland jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in Chinese Mainland. For example, in Chinese Mainland, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside Chinese Mainland or otherwise with respect to foreign entities. Although the local authorities in Chinese Mainland may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. No organization or individual may provide the documents and materials relating to securities business activities to overseas parties arbitrarily without the consent of the competent securities regulatory authority in Chinese Mainland according to the PRC Securities Law. See also “You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the Chinese Mainland. Accordingly, without the consent of the competent Chinese Mainland securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties.

Chinese Mainland regulations relating to investments in offshore companies by Chinese Mainland residents may subject our Chinese Mainland-resident beneficial owners or our Chinese Mainland subsidiary to liability or penalties, limit our ability to inject capital into our Chinese Mainland subsidiary or limit our Chinese Mainland subsidiary’s ability to increase their registered capital or distribute profits.

The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by the SAFE on October 21, 2005. SAFE Circular 37 requires Chinese Mainland residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such Chinese Mainland residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by Chinese Mainland individuals, share transfer or exchange, merger, division or other material event. In the event that a Chinese Mainland shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the Chinese Mainland subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its Chinese Mainland subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under Chinese Mainland law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 and amended on June 1, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

We have notified substantial beneficial owners of ordinary shares who we know are Chinese Mainland residents of their filing obligations. Nevertheless, we may not be aware of the identities of all of our beneficial owners who are Chinese Mainland residents. We do not have control over our beneficial owners and there can be no assurance that all of our Chinese Mainland-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are Chinese Mainland residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of the Company who are Chinese Mainland residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our Chinese Mainland subsidiary to fines and legal sanctions. Such failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our Chinese Mainland subsidiary and limit our Chinese Mainland subsidiary’s ability to distribute dividends to the Company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Chinese Mainland regulation of loans to, and direct investment in, Chinese Mainland entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our Chinese Mainland subsidiary and our consolidated VIEs, or to make additional capital contributions to our Chinese Mainland subsidiary.

In utilizing the proceeds of our initial public offering, we, as an offshore holding company, are permitted under Chinese Mainland laws and regulations to provide funding to our Chinese Mainland subsidiary, which are treated as foreign-invested enterprises under Chinese Mainland laws, through loans or capital contributions. However, loans by us to our Chinese Mainland subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our Chinese Mainland subsidiary are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in Chinese Mainland.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015 and amended on March 23, 2023, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign- Invested Enterprises, or SAFE Circular 142, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign invested enterprise to be used for equity investments within the Chinese Mainland, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the Chinese Mainland in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016 and amended on December 4, 2023, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our Chinese Mainland subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in the Chinese Mainland.

Due to the restrictions imposed on loans in foreign currencies extended to any Chinese Mainland domestic companies, we are not likely to make such loans to any of our consolidated VIEs and their subsidiaries, each a Chinese Mainland domestic company. Meanwhile, we are not likely to finance the activities of our consolidated VIEs and their subsidiaries by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by our consolidated VIEs and their subsidiaries.

In light of the various requirements imposed by Chinese Mainland regulations on loans to, and direct investment in, Chinese Mainland entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our Chinese Mainland subsidiary or any consolidated variable interest entity or future capital contributions by us to our Chinese Mainland subsidiary. As a result, uncertainties exist as to our ability to provide prompt financial support to our Chinese Mainland subsidiary or consolidated VIEs and their subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from our initial public offering, and to capitalize or otherwise fund our Chinese Mainland operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any failure to comply with Chinese Mainland regulations regarding employee share incentive plans may subject the Chinese Mainland plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, Chinese Mainland residents who participate in share incentive plans in overseas non-publicly-listed companies due to their positions as director, senior management or employees of the Chinese Mainland subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are Chinese Mainland residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before the Company becomes an overseas listed company. In February 2012, SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, according to which, employees, directors, supervisors and other management members who are Chinese Mainland residents and non-Chinese Mainland citizens who reside in Chinese Mainland for a continuous period of not less than one year participating in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a Chinese Mainland subsidiary of such overseas listed company, and complete certain other procedures. We and our directors, executive officers and other employees who are Chinese Mainland citizens or who reside in the Chinese Mainland for a continuous period of not less than one year and who have been granted options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our share incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in Chinese Mainland and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under Chinese Mainland law.

In addition, the State Administration of Taxation, or the SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in Chinese Mainland who exercise share options or are granted restricted shares will be subject to Chinese Mainland individual income tax. Our Chinese Mainland subsidiary has obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other Chinese Mainland government authorities.

We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.

We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries, including our wholly-owned Chinese Mainland subsidiaries and the subsidiaries of the VIEs and on remittances from the consolidated VIEs, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund intercompany loans, service any debt we may incur outside of Chinese Mainland and pay our expenses. When our principal operating subsidiaries or the consolidated VIEs incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our Chinese Mainland subsidiary and certain other subsidiaries permit payments of dividends only from part of their retained earnings, if any, determined in accordance with applicable Chinese Mainland accounting standards and regulations.

Under Chinese Mainland laws, rules and regulations, each of our subsidiaries incorporated in Chinese Mainland is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not included in the retained earnings distributable as cash dividends. Furthermore, under Chinese Mainland law, our wholly-owned Chinese Mainland subsidiary, which is a wholly foreign-owned enterprise under Chinese Mainland law, cannot distribute any profits until all of its losses from prior fiscal years have been offset. In accordance with the articles of association of our wholly-owned Chinese Mainland subsidiary, profit distributions also need to be approved by its executive directors and shareholders before any distribution plan becomes effective. As a result, our subsidiaries incorporated in Chinese Mainland are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. In addition, registered share capital and statutory reserve accounts are also restricted from withdrawal in the Chinese Mainland, up to the amount of net assets held in each operating subsidiary.

Limitations on the ability of our consolidated VIEs to make remittance to the wholly-foreign owned enterprise and on the ability of our subsidiaries to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.We may be treated as a resident enterprise for Chinese Mainland tax purposes under the Chinese Mainland Enterprise Income Tax Law, and we may therefore be subject to Chinese Mainland income tax on our global income.

Under the Chinese Mainland Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of Chinese Mainland with “de facto management bodies” located in Chinese Mainland may be considered Chinese Mainland tax resident enterprises for tax purposes and may be subject to the Chinese Mainland enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production, personnel, accounting books and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese- Controlled Offshore-Incorporated Enterprises as Chinese Mainland Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009, and amended on December 29, 2017. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in Chinese Mainland. Although Circular 82 only applies to offshore enterprises controlled by Chinese Mainland enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by Chinese Mainland enterprises. If we were to be considered a Chinese Mainland resident enterprise, we would be subject to Chinese Mainland enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of Chinese Mainland is a Chinese Mainland resident enterprise for Chinese Mainland tax purposes. However, the tax resident status of an enterprise is subject to determination by the Chinese Mainland tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Dividends paid to our foreign investors and gains on the sale of our ADSs or ordinary shares by our foreign investors may be subject to Chinese Mainland tax.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% Chinese Mainland withholding tax is applicable to dividends paid to investors that are non-resident enterprises, which do not have an establishment or place of business in the Chinese Mainland or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the Chinese Mainland. In addition, any gain realized on the transfer of shares by such investors is also subject to Chinese Mainland tax at a rate of 10%, if such gain is regarded as income derived from sources within the Chinese Mainland. If we are deemed a Chinese Mainland resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized from the transfer of our ordinary shares or ADSs, may be treated as income derived from sources within the Chinese Mainland and may as a result be subject to Chinese Mainland taxation. Furthermore, if we are deemed a Chinese Mainland resident enterprise, dividends paid to individual investors who are non-Chinese Mainland residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to Chinese Mainland tax at a current rate of 20% (which in the case of dividends may be withheld at source). Any Chinese Mainland tax liability may be reduced under applicable tax treaties or tax arrangements between Chinese Mainland and other jurisdictions. If we or any of our subsidiaries established outside Chinese Mainland are considered a Chinese Mainland resident enterprise, it is unclear whether holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between Chinese Mainland and other countries or areas. If dividends paid to our non-Chinese Mainland investors, or gains from the transfer of our ADSs or ordinary shares by such investors, are deemed as income derived from sources within the Chinese Mainland and thus are subject to Chinese Mainland tax, the value of your investment in our ADSs or ordinary shares may decline significantly.

We and our existing shareholders face uncertainties with respect to indirect transfers of equity interests in Chinese Mainland resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in Chinese Mainland owned by non-Chinese companies.

In October 2017, the State Administration of Taxation issued the Bulletin on Issues Concerning the Withholding of Non-Chinese Mainland Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-Chinese Mainland Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, on December 10, 2009, and partially replaced and supplemented rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-Chinese Mainland Resident Enterprises or Bulletin 7, issued by the State Administration of Taxation, on February 3, 2015 and amended in December 2017. Pursuant to Bulletin 7, an “indirect transfer” of Chinese Mainland assets, including a transfer of equity interests in an unlisted non-Chinese Mainland holding company of a Chinese Mainland resident enterprise, by non-Chinese Mainland resident enterprises may be re-characterized and treated as a direct transfer of the underlying Chinese Mainland assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of Chinese Mainland enterprise income tax. As a result, gains derived from such indirect transfer may be subject to Chinese Mainland enterprise income tax. According to Bulletin 7, “Chinese Mainland taxable assets” include assets attributed to an establishment in Chinese Mainland, immoveable properties located in Chinese Mainland, and equity investments in Chinese Mainland resident enterprises and any gains from the transfer of such asset by a direct holder, who is a non-Chinese Mainland resident enterprise, would be subject to Chinese Mainland enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from Chinese Mainland taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in Chinese Mainland or if its income mainly derives from Chinese Mainland; whether the offshore enterprise and its subsidiaries directly or indirectly holding Chinese Mainland taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of Chinese Mainland taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In the case of an indirect offshore transfer of assets of a Chinese Mainland establishment, the resulting gain is to be included with the enterprise income tax filing of the Chinese Mainland establishment or place of business being transferred, and may consequently be subject to Chinese Mainland enterprise income tax at a rate of 25%. Where the underlying transfer relates to immoveable properties located in Chinese Mainland or to equity investments in a Chinese Mainland resident enterprise, which is not related to a Chinese Mainland establishment or place of business of a non-resident enterprise, a Chinese Mainland enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Pursuant to Bulletin 37, the withholding agent shall declare and pay the withheld tax to the competent tax authority in the place where such withholding agent is located within 7 days from the date of occurrence of the withholding obligation, while the transferor is required to declare and pay such tax to the competent tax authority within the statutory time limit according to Bulletin 7. Late payment of applicable tax will subject the transferor to default interest. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

There is uncertainty as to the application of Bulletin 37 or previous rules under Bulletin 7. We face uncertainties as to the reporting and other implications of certain past and future transactions where Chinese Mainland taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. The Company may be subject to filing obligations or taxes if the Company is transferor in such transactions, and may be subject to withholding obligations if the Company is transferee in such transactions, under Bulletin 37 and Bulletin 7. For transfer of shares in the Company by investors that are non-Chinese Mainland resident enterprises, our Chinese Mainland subsidiary may be requested to assist in the filing under Bulletin 37 and Bulletin 7. As a result, we may be required to expend valuable resources to comply with Bulletin 37 and Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that the Company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

We are subject to restrictions on currency exchange.

All of our net income is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or consolidated VIEs. Currently, certain of our Chinese Mainland subsidiary, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant Chinese Mainland governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant Chinese Mainland governmental authorities. Since a significant amount of our future net income and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the Chinese Mainland or pay dividends in foreign currencies to our shareholders, including holders of our ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our subsidiaries and consolidated VIEs.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the Chinese Mainland government. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in Chinese Mainland’s political and economic conditions and by Chinese Mainland’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or Chinese Mainland or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

All of our revenue and substantially all of our costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in Chinese Mainland for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

Proceedings brought by the SEC against the Big Four Chinese Mainland-based accounting firms, including our independent registered public accounting firm, could result in our inability to file future financial statements in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against the Big Four Chinese Mainland-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain Chinese Mainland-based companies under the SEC’s investigation.

On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit workpapers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. On February 12, 2014, the Big Four Chinese Mainland-based accounting firms appealed the ALJ’s initial decision to the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the Chinese accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The Chinese accounting firms would receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance would require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to US regulators.

Under the terms of the settlement, the underlying proceeding against the four Chinese Mainland-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. Despite the final ending of the proceedings, the presumption is that all parties will continue to apply the same procedures: i.e. the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitisation procedure. We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four Chinese Mainland-based accounting firms’ compliance with U.S. law. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major Chinese Mainland operations may find it difficult or impossible to retain auditors in respect of their operations in the Chinese Mainland, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding Chinese Mainland-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in Chinese Mainland. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese Mainland and Hong Kong and our auditor was subject to that determination. On December 15, 2022, the PCAOB removed Chinese Mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Chinese Mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese Mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCA Act, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The Chinese Mainland government exerts substantial influence over the manner in which we must conduct our business activities. Any actions by Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in Chinese Mainland-based issuers, may cause us to make material changes to our operation, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Substantially all of our operations are located in Chinese Mainland. Our ability to operate in Chinese Mainland may be harmed by changes in its laws and regulations, including those relating to taxation, data information, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in Chinese Mainland or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Mainland Chinese properties.

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

Furthermore, it is uncertain when and whether we will be required to obtain permission from the Chinese Mainland government to list on U.S. exchanges or enter into the VIE Agreements in the future, and even when such permission is obtained, whether we will be denied or rescinded. Although we are currently not required to obtain permission from any of the Chinese Mainland federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange and/or enter into VIE Agreements, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry.

Risks Relating to Our Ordinary Shares and ADSs

The trading price of the ADSs may be volatile, which could result in substantial losses to you.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance, and fluctuation in market prices, of other companies with business operations located mainly in Chinese Mainland that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including Internet companies, online retail and mobile commerce platforms and consumer finance service providers, may affect the attitudes of investors towards Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011 and in 2015, which may have a material and adverse effect on the trading price of the ADSs.

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

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you may mainly rely on price appreciation of the ADSs for return on your investment.

On August 28, 2023, we announced a special cash dividend of US$0.17 per ADS with a record date of September 19, 2023. On March 26, 2024, our board of directors approved a semi-annual cash dividend policy. Under the dividend policy, starting from 2024, the determination to declare and pay such semi-annual dividend and the amount of dividend in any particular half year will be made at the discretion of the board and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors that the board may deem appropriate. On March 26, 2024, pursuant to the semi-annual dividend policy, the board has approved the declaration and payment of a semi-annual dividend of US$0.17 per ADS for the second half of 2023. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” Based on our current policy, the amounts of dividends will vary based on the existence and amount of net profits that we can generate. Our board of directors may revise our dividend policy, or it may choose to cancel our dividend policy entirely. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend mainly upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.

Sales of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline significantly. The total number of ordinary shares outstanding as of March 31, 2024 was 295,132,135 ordinary shares, comprised of 197,532,135 Class A ordinary shares and 97,600,000 Class B ordinary shares. All ADSs representing our ordinary shares will be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of the ADSs could decline significantly.

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

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this annual report reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Chinese Mainland or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and Chinese Mainland.

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

We have adopted the second amended and restated memorandum and articles of association which became effective immediately prior to the completion of our initial public offering that contain provisions to limit the ability of others to acquire control of the Company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of the Company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, including ordinary shares represented by ADS. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected. In addition, our amended and restated memorandum and articles of association contain other provisions that could limit the ability of third parties to acquire control of the Company or cause us to engage in a transaction resulting in a change of control.

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

We intend to rely on the exemptions described above unless otherwise required under the applicable laws and regulations or disclosed in this annual report. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

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

We will continue to incur increased costs as a result of being a public company, particularly after we ceased to qualify as an “emerging growth company.”

Since the completion of our initial public offering, we have incurred and expect to continue to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE, imposes various requirements on the corporate governance practices of public companies.

These rules and regulations increase our legal and financial compliance costs and make some corporate activities more timeconsuming and costly. As we are no longer an “emerging growth company”, we have incurred and expect to continue to incur significant expenses and devote substantial management effort towards ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, we have incurred and will continue to incur additional costs associated with our public company reporting requirements.

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

Certain private partnerships we invested in focus on the blockchain industry investment. The prices of digital assets have historically been subject to dramatic fluctuations and are highly volatile. A decrease in the price of a single digital asset may cause volatility in the entire digital asset industry. Certain digital assets may become more volatile and less liquid in a very short period of time, resulting in market prices being subject to erratic and abrupt market movement, which could harm our investments. In 2022, market volatility in the prices of digital assets has been elevated due to a variety of factors, including, but not limited to, the macroeconomic environment (high inflation and rising interest rates) as well as the ”crypto credit crisis” brought on by the collapse and bankruptcy of a small number of key players in the sector (cryptocurrency Luna collapse, hedge fund Three Arrows Capital default on loans and filing for bankruptcy, crypto-lending platform Celsius freezing all withdraws, cryptocurrency lender Voyager Digital filing for bankruptcy, Crypto exchange FTX filing for bankruptcy among others). In response to the market volatility experienced in 2022, we have provided additional impairment and loss for the investments that have been affected. In 2023, the overall improved performance in digital asset market did not necessitate any further impairment or loss recognition for those investments. However, there are still uncertainties of the volatility in the price of digital assets in the future, which depend on a number of factors beyond the Company’s control and are difficult to predict. As a result, the market volatility in the prices of digital assets in the future could cause significant fluctuation in the value of our investment and adversely affect our financial position.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd., or Shenzhen Ying Zhong Tong (VIE), was incorporated in March 2014 and controlled by Mr. Yue (Justin) Tang. In August 2014, we, through Shenzhen Ying Zhong Tong (VIE), began to facilitate investment products to individual investors in Chinese Mainland with a variety of terms and rates of return to meet the demand from individual investors. In July 2015, Shenzhen Ying Zhong Tong (VIE) commenced loan facilitation business to facilitate loan products to borrowers who are underserved by the current traditional financial system in Chinese Mainland. In October 2016, entities controlled by Mr. Yue (Justin) Tang, Mr. Baoguo Zhu and other investors incorporated Shenzhen Xiaoying Technology Co., Ltd., or Shenzhen Xiaoying (VIE) . In December 2016, Shenzhen Xiaoying (VIE) acquired all of the equity interest in Shenzhen Ying Zhong Tong (VIE). In December 2017, we underwent a restructuring in contemplation of our initial public offering. After such restructuring, the shareholders of Shenzhen Xiaoying (VIE) were changed to Mr. Yue (Justin) Tang, entities controlled by Mr. Yue (Justin) Tang and Mr. Baoguo Zhu.

In March 2015, our co-founders, Mr. Yue (Justin) Tang and Mr. Baoguo Zhu, incorporated Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd, or Beijing Ying Zhong Tong (VIE), which is controlled by Mr. Yue (Justin) Tang.

In December 2016, Xi’an Bailu Enterprise Management Co., Ltd., or Xi’an Bailu, incorporated Shenzhen Xintang Information Consulting Co., Ltd., or Shenzhen Xintang (VIE), which used Shenzhen Tangren Financing Guarantee Co., Ltd as its name at that time. Xi’an Bailu, which held 100% equity interest in Shenzhen Xintang (VIE), is ultimately controlled by Mr. Yue (Justin) Tang and two other individuals who are his business partners, while the capital contribution of Shenzhen Xintang (VIE) paid by Xi’an Bailu was borrowed from Shenzhen Xiaoying (VIE). We control Shenzhen Xintang (VIE) and receive the economic benefits of Shenzhen Xintang (VIE)’s business operation through the VIE Agreements entered with Xi’an Bailu.

In January 2015, we incorporated Winning Financial Service Inc. under the laws of the Cayman Islands as our offshore holding company, which later changed its name to X Financial in August 2017. Subsequently, we incorporated YZT (HK) Limited as X Financial’s wholly-owned subsidiary and our intermediate holding company to facilitate financing. In October 2015, YZT (HK) Limited incorporated Xiaoying (Beijing) Information Technology Co., Ltd., or Beijing WFOE, as its wholly-owned subsidiary in the Chinese Mainland, through which we obtained control over Shenzhen Xintang (VIE) on a series of contractual arrangements entered into on December 9, 2022 and Beijing Ying Zhong Tong (VIE) and Shenzhen Xiaoying (VIE) (together with Shenzhen Xintang (VIE), on a series of contractual arrangements entered into on December 22, 2017, respectively. Such contractual arrangements consist of equity pledge agreements, shareholders’ voting rights proxy agreement, spousal consent letter, and exclusive business cooperation agreements, exclusive call option agreements. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Consolidated VIEs and their Shareholders” for details.In September 2018, we completed an initial public offering of 11,763,478 ADSs (including the ADSs sold upon the exercise of the over-allotment option granted to the underwriters), representing 23,526,956 Class A ordinary shares. On September 19, 2018, our ADSs were listed on the NYSE under the symbol “XYF.”

On May 31, 2021, Shenzhen Xiaoying Microcredit Co., Ltd., or Xiaoying Microcredit (VIE), was incorporated in the Chinese Mainland with online microcredit business operating license by Shenzhen Xiaoying (VIE). Shenzhen Xiaoying (VIE) had completed the capital contributions of RMB1 billion to Xiaoying Microcredit (VIE) by the end of November, 2021.

On December 6, 2021, as Mr. Baoguo Zhu transferred all shares of Beijing Ying Zhong Tong (VIE) to Mrs. Jing Sun and exited Beijing Ying Zhong Tong (VIE), the shareholders of Beijing Ying Zhong Tong (VIE) were changed to Mr. Yue (Justin) Tang and Mrs. Sun Jing. We continue to control Beijing Ying Zhong Tong (VIE) by entering new VIE Agreements with Mr. Yue (Justin) Tang and Mrs. Sun Jing.

On May 20, 2022, Tianjin Yuexin Financing Guarantee Co., Ltd., or Tianjin Yuexin was incorporated in the Chinese Mainland with financing guarantee license by Shenzhen Puhui. Shenzhen Puhui had completed the capital contributions of RMB50 million to Tianjin Yuexin. In June 2022, Shenzhen Xintang did not renew its·financing guarantee license. In Febuary 2023, the registered capital of Shenzhen Xintang was decreased to RMB l million.

In December 2022, with our permission, Xi’an Bailu transferred 100% equity interest in Shenzhen Xintang (VIE) to Shenzhen Lelebu Information Consulting Co., Ltd, or Shenzhen Lelebu. We continue to control Shenzhen Xintang (VIE) by entering new VIE Agreements with Shenzhen Lelebu on December 9, 2022.

On October 10, 2023, as Mr. Baoguo Zhu transferred all shares of Shenzhen Xiaoying (VIE) to a entity controlled by Mr. Yue (Justin) Tang and exited Shenzhen Xiaoying (VIE), the shareholders of Shenzhen Xiaoying (VIE) were changed to Mr. Yue (Justin) Tang and entities controlled by Mr. Yue (Justin) Tang. We continue to control Shenzhen Xiaoying (VIE) by entering new VIE Agreements with Mr. Yue (Justin) Tang and entities controlled by Mr. Yue (Justin) Tang.

In Decemeber 2023, the registered capital of Tianjin Yuexin was increased to RMB1 billion.

Our corporate headquarters is located at 7 - 8F, Block A, Aerospace Science and Technology Plaza, No. 168, Haide Third Avenue, Nanshan District, Shenzhen, 518067, the PRC. Our telephone number at this address is +86 - 0755 - 86282977. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1 - 1104, Cayman Islands. We maintain a website at http://ir.xiaoyinggroup.com/ that contains information about our company group, but that information is not part of this report or incorporated by reference herein.

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

We offer differentiated products specifically catered to the financing needs of individuals in Chinese Mainland. Our main category of loan products is Xiaoying Credit Loan, a category of online personal credit loan products facilitated through our platform, including Xiaoying Card Loan, Xiaoying Preferred Loan and other unsecured loan products that we introduce from time to time. Xiaoying Card Loan is our flagship product under Xiaoying Credit Loan, which offers borrowers a combination of small credit line and attractive APR in Chinese Mainland. We ceased facilitation of Xiaoying Preferred Loan in October 2019. We ceased facilitation of Xiaoying Revolving Loan at the end of 2020 to optimize our product portfolio with a focus on Xiaoying Card Loan, which targets prime borrowers and has proven to meet customers’ needs and fits better into our strategy to drive long-term profitable growth. Xiaoying Revolving Loan was a category of products that provide borrowers with a credit limit, enabling borrowers to repay the borrowed amount at any time with an interest-free period or repay by installments. The major product under the category Xiaoying Revolving Loan was Yaoqianhua, initially named as Xiaoying Wallet when it was launched in August 2018.

Our proven risk management and credit assessment capabilities, and the accompanying insurance/guarantee protection from third parties, enable us to attract a diversified and low-cost funding base to support our growth. Before 2020, we had both individual investors and corporate investors on our Xiaoying Wealth Management platform, a platform that was designed for investors who invested in our loan products by providing funding for such loans. We actively expanded institutional funding and achieved 100% institutional funding for the new loans facilitated by the end of the second quarter of 2020. As of December 17, 2020, we had repaid all the outstanding investment principal and interest to individual investors who previously made investments as a P2P investor through Xiaoying Wealth Management platform. Since that date, we have not undertaken any activities related to the P2P operation. In May 2021, we obtained a network microcredit license from the Local Financial Regulatory Bureau of Shenzhen Municipality and started online microcredit business in July 2021 by providing loans funded from own capital. Our registered capital for microcredit reached RMB1,000,000,000 by the end of November, 2021. In 2021, 98.0% of the total funding for loans we facilitated were provided by institutional funding partners and 2.0% were provided by our own funds. In 2022, 97.3% of the total funding for loans we facilitated were provided by institutional funding partners and 2.7% were provided by our own funds. In 2023, 97.2%of the total funding for loans we facilitated were provided by institutional funding partners and 2.8% were provided by our own funds. In 2021, 2022 and 2023, the overall funding cost for the loans we facilitated was 8.62%, 8.38% and 7.75% respectively.

Our business model is light in labor commitment, and we believe we manage our transaction and operating costs in an effective way. Benefiting from our superior loan product offerings, strong credit performance and accompanying insurance/guarantee protection, we continue to expand our user base. Furthermore, our highly automated risk management system and technology infrastructure enable us to automatically facilitate a large number of transactions simultaneously. In 2021, 2022 and 2023, our net revenue per employee was RMB8,552,983, RMB7,728,742 and RMB9,241,620, respectively, and our general and administrative expenses as a percentage of our total net revenues was 5.2%, 4.8% and 3.9% respectively.

We utilize data-driven and technology-empowered credit analysis. Our proprietary risk control system, WinSAFE, builds risk profiles of our prospective borrowers upon data from reputable credit information providers employed by traditional financial institutions, augmented by a variety of social and behavioral data from internet and mobile platforms not typically utilized by traditional financial institutions. Leveraging data analysis and machine learning in assessing a borrower’s value, repayment capability and propensity, we are able to offer differentiated credit limits to borrowers based on individual credit assessment result. Our rigorous data-driven credit assessment methodology has helped us to achieve a strategic balance between borrower expansion and asset quality control. In 2021, 2022 and 2023, the total loans we facilitated amounted to RMB51,859 million, RMB73,655 million and RMB 105,557 million, respectively, while the delinquency rate for all outstanding loans that were 31-60 days past due increased from 1.02% as of December 31, 2022 to 1.57% as of December 31, 2023.

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

We generate revenues primarily from (i) the fees that we charge for our service of matching institutional funding partners with borrowers (i.e., our loan facilitation service) and for other services we provide over the lifetime of the loan (i.e., our post-origination service and guarantee service); (ii) interests from borrowers from our microcredit business and the financing fees we charges for the loans facilitated through the Consolidated Trusts and Partnerships (i.e., our financing income). We charge a service fee from the borrower indirectly through financial institutional cooperators or from certain institutional funding partners directly. The financing guarantee companies charge borrowers a guarantee fee, a portion of which will be subsequently paid to us as the service fee. We cooperated with Shenzhen Xintang (VIE) to provide guarantees for certain loan products that we facilitate in the past. Shenzhen Xintang (VIE) did not renew its financing guarantee license in 2022. We settled the remaining business of Shenzhen Xintang (VIE) in the first quarter of 2023. Shenzhen Xintang (VIE) no longer guarantees any loan products. In 2023, one of our Chinese Mainland subsidiaries, Tianjin Yuexin that holds the financing guarantee license, started the financing guarantee business. In 2024, we expect to deepen our cooperation with other financial institutional cooperators to provide guarantees for the loans that we facilitate in the future. See “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with Financial Institutional Cooperators.” In 2021, our service fee rate (annualized based on original amount of loan principal) of our major loan products ranged from 0.1% to 11.8% and the service fees we charged for loan facilitation services, post-origination services and guarantee services accounted for 70.2%, 8.7%, and 0.4%, respectively, of our total net revenues. In 2022, our service fee rate (annualized based on original amount of loan principal) of our major loan products ranged from 0.8% to 12.9% and the service fees we charged for loan facilitation services, post-origination services and guarantee services accounted for 57.4%, 10.5%, and 0.1%, respectively, of our total net revenues. In 2023, our service fee rate (annualized based on original amount of loan principal) of our major loan products ranged from 0.9% to 11.2% and the service fees we charged for loan facilitation services, post-origination services and guarantee services accounted for 56.9%, 12.4%, and 0.5%, respectively, of our total net revenues. In 2021, 2022 and 2023, our financing income accounted for 18.5%, 27.1% and 23.6%, respectively, of our total net revenues.

The total borrowing cost is expressed as APR, the actual annualized cost of borrowing over the term of a loan. The following table sets forth the APR range of our major loan product for the periods indicated.

	Year Ended December 31,
Loan Product	2021	2022	2023
Xiaoying Credit Loan (1)	8.00%~24.38%	12.95%~24.23%	12.82%-24.23%

Note:

(1)	Xiaoying Credit Loan is a category of online personal credit loan products facilitated through our platform, including Xiaoying Card Loan, Xiaoying Preferred Loan and other unsecured loan products that we introduce from time to time. We ceased facilitation of Xiaoying Preferred Loan in October 2019.

Our total net revenue was RMB3,626.5 million in 2021, RMB3,563.0 million in 2022 and RMB4,814.9 million (US$678.2 million) in 2023. We had a net income of RMB825.4 million in 2021, RMB812.0 million in 2022 and RMB1,186.8 million (US$167.2 million) in 2023.

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

Our differentiated loan products suite addresses the financing needs of our target prime borrower segments. Xiaoying Credit Loan is our main category of loan products, which consists of Xiaoying Card Loan catering to the young consumers, Xiaoying Preferred Loan catering to small business owners and other unsecured loan products that we introduce from time to time. Xiaoying Revolving Loan mainly consists of Yaoqianhua (initially named as Xiaoying Wallet) catering to online purchasing users. Xiaoying Housing Loan caters to the property owners. Our Xiaoying Credit Loan and Xiaoying Revolving Loan are unsecured loan products and our Xiaoying Housing Loan is a secured loan product. We ceased facilitation of Xiaoying Preferred Loan and Xiaoying Housing Loan in 2019. And we ceased facilitation of Xiaoying Revolving Loan and loan facilitation for other platforms in 2020. In 2021, 2022 and 2023, we focus on our flagship product, Xiaoying Card Loan, which offers borrowers a combination of small credit line and attractive APR in Chinese Mainland.

We facilitated loans to 13,129,195 active borrowers, each of whom made at least one transaction on our platform during the period from the commencement of our loan facilitation business to December 31, 2023. The number of our active borrowers increased from 2,371,537 in 2021 to 3,326,774 in 2022 and then further increased to 4,495,997 in 2023. The amount of loans we facilitated to borrowers increased from RMB51,859 million in 2021 to RMB73,655 million in 2022 and then further increased to RMB105,557 million in 2023. The table below sets forth the breakdown of loan facilitation amount by product for the periods indicated.

	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2021		2022		2023
	RMB in		RMB in		RMB in
Loan Product	millions	%	millions	%	millions	%
Xiaoying Credit Loan (1)	51,859	100.0%	73,526	99.8%	105,550	100.0%
Others	—	—	129	0.2%	7	0.0%
Total	51,859	100.0%	73,655	100.0%	105,557	100.0%

Notes:

(1)	The data set forth herein includes Xiaoying Card Loan, Xiaoying Preferred Loan and other unsecured loan products that we operated. Xiaoying Card Loan was launched in December 2016. Xiaoying Preferred Loan was launched in November 2015 and was ceased in October 2019.

Loans that are delinquent for more than 60 days are charged-off and excluded in the outstanding balance, except for Xiaoying Housing Loan. As Xiaoying Housing Loan is a secured loan product and we are entitled to payment by exercising our rights to the collaterals, we do not exclude Xiaoying Housing loan delinquent for more 60 days in the outstanding loan balance. The outstanding balance of loans we facilitated to borrowers increased from RMB24.9 billion as of December 31, 2021 to RMB38.0 billion as of December 31, 2022 and then further increased to RMB 48.8 billion as of December 31, 2023. The table below sets forth the breakdown of outstanding loan balance by product as of the dates indicated.

	As of December 31,		As of December 31,		As of December 31,
	2021		2022		2023
	RMB		RMB		RMB
Loan Product	in millions	%	in millions	%	in millions	%
Xiaoying Credit Loan	24,864	99.8%	37,892	99.7%	48,813	99.9%
Xiaoying Revolving Loan (1)	0	0.0%	—	—	—	—
Xiaoying Housing Loan	48	0.2%	40	0.1%	34	0.1%
Others	—	—	60	0.2%	0	0.0%
Total	24,912	100%	37,992	100%	48,847	100%

Note:

(1)	The major product under the category Xiaoying Revolving Loan is Yaoqianhua, initially named as Xiaoying Wallet when it was launched in August 2018. We ceased the operation of Xiaoying Revolving Loan in December 2020.

To make the outstanding loan balance comparable to our peers, we also present the outstanding loan balance excluding loans overdue more than 180 days, except for Xiaoying Housing Loan. The outstanding balance of loans we facilitated to borrowers increased from RMB25.9 billion as of December 31, 2021 to RMB39.1 billion as of December 31, 2022 and then further increased to RMB51.1 billion as of December 31, 2023. The table below sets forth the breakdown of outstanding loan balance by product as of the dates indicated.

	As of December 31,		As of December 31,		As of December 31,
	2021		2022		2023
	RMB		RMB		RMB
Loan Product	in millions	%	in millions	%	in millions	%
Xiaoying Credit Loan	25,859	99.8%	38,958	99.7%	51,077	99.9%
Xiaoying Revolving Loan (1)	1	0.0%	—	—	—	—
Xiaoying Housing Loan	48	0.2%	40	0.1%	34	0.1%
Others	—	—	62	0.2%	0	0.0%
Total	25,908	100%	39,060	100%	51,111	100%

Note:

(1)	The major product under the category Xiaoying Revolving Loan is Yaoqianhua, initially named as Xiaoying Wallet when it was launched in August 2018. We ceased the operation of Xiaoying Revolving Loan in December 2020.

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

Products

We offer Xiaoying Card Loan in amounts ranging from RMB500 to RMB50,000 with terms of three, six, nine and twelve installments. Borrowers usually repay the principal and interest accrued based on the original principal amount in equal monthly installments, provided that, prior to December 7, 2017, we deducted part of the service fees from the loan principal in advance and received the remaining service fees paid by borrowers in equal monthly installments. In 2021, 2022 and 2023, the average APR of Xiaoying Card Loan paid by borrowers was 19.34%, 17.58% and 18.34%.

We facilitated 4,926,629 loans, 6,217,145 loans and 8,338,928 loans for Xiaoying Card Loans in 2021, 2022 and 2023, respectively. The total loan amount of Xiaoying Card Loan we facilitated increased from RMB51,859 million in 2021 to RMB73,526 million in 2022 and then further increased to RMB105,550 million in 2023. The average loan amount per transaction was RMB10,526 in 2021, RMB11,826 in 2022 and RMB12,658 in 2023. The outstanding balance of Xiaoying Card Loan we facilitated to borrowers increased from RMB24,864 million as of December 31, 2021 to RMB37,892 million as of December 31, 2022 and further increased to RMB48,813 milliom as of December 31, 2023.

Transaction Process

We facilitate most of Xiaoying Card Loan through mobile application which is a simple, secure and convenient loan application process. The following diagram illustrates a simplified transaction process of Xiaoying Card Loan:

Stage 1: Application

Applicants of Xiaoying Card Loan must first register a user account by providing requested personal details, including mobile phone number and identity card information. With the applicant’s authorization, the identity card will be automatically captured and recognized by our authentication module through Optical Character Recognition, or OCR technology. Applicants are also required to do specific poses facing the front camera of their phones to complete automatic biometric recognition. When the registered users choose their desired loan amount and term of a loan product, they are required to further provide additional information including current residential addresses, contacts and debit card information used for monthly repayment.

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

Xiaoying Housing Loan

In July 2015, we started to facilitate Xiaoying Housing Loan, a home equity loan product secured by properties owned by borrowers. Xiaoying Housing Loan’s target borrowers are primarily small business owners holding properties with short-term liquidity and capital needs for daily operations and consumption. Since February 2019, we have strategically ceased the facilitation of Xiaoying Housing Loan due to the time-consuming foreclosure process of underlying collateral for defaulted loans. We do not charged-off and exclude Xiaoying Housing loan delinquent for more 60 days in the outstanding loan balance, as Xiaoying Housing Loan is a secured loan product and we are entitled to payment by exercising our rights to the collaterals. The outstanding balance of Xiaoying Housing Loan we facilitated to borrowers decreased from RMB48 million as of December 31, 2021 to RMB40 million as of December 31, 2022 and further decreased to RMB34 million as of December 31, 2023. Borrowers of Xiaoying Housing Loan entered into an entrusted guarantee agreement and a security agreement with Shenzhen Xintang (VIE) under which the borrower payed fees to Shenzhen Xintang (VIE) for providing guarantee to the investor or institutional funding partners of Xiaoying Housing Loan and established mortgage in its real properties as a security for Shenzhen Xintang (VIE)’s guarantee services. The guarantee related to the default of the outstanding balance of Xiaoying Housing Loan were all settled by the end of the first quarter of 2020.

Our Investors and Institutional Funding Partners

We used to provide investment products to individual investors on our Xiaoying Wealth Management platform. Since early 2019, we began the transformation of its business model from a P2P platform to a platform that focuses on the facilitation of its institutional funding partners to provide loans to borrowers. The change was initiated primarily in response to the rapidly evolving regulations in Chinese Mainland, including requirements to reduce loan balance, investor count and fees for the P2P business. We ceased accepting new investment in our loan products from individual investors on the Xiaoying Wealth Management platform at the end of 2019 and achieved 100% institutional funding for the new loans facilitated by the end of the second quarter of 2020. In December 2020, we fully repaid the investment principals and interest to all of the individual investors who invested in our loan products on the Xiaoying Wealth Management platform. In May 2021, we obtained a network microcredit license from the Local Financial Regulatory Bureau of Shenzhen Municipality and started online microcredit business in July 2021. In 2021, 98.0% of the total funding for loans we facilitated were provided by institutional funding partners and 2.0% were provided by our own capital. In 2022, 97.3% of the total funding for loans we facilitated were provided by institutional funding partners and 2.7% were provided by our own capital. In 2023, 97.2% of the total funding for loans we facilitated were provided by institutional funding partners and 2.8% were provided by our own capital.

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

In connection with our collaboration with institutional funding partners, we have jointly established effective risk control management system. We work with various financial institutional cooperators, such as insurance companies and financing guarantee companies to provide insurance or guarantee covering loans funded by institutional funding partners, which enhances the funding partners’ confidence and enables us to obtain funding sources at favorable terms. In July 2023, Tianjin Yuexin started to provide for certain loans that we facilitated and were provided by institutional funding partners. Tianjin Yuexin enterd into deposit arrangements with those institutional funding partners to compensate them when it fail to fulfill its obligation. The amount of deposit is separately agreed with each institutional funding partner.

Our Partnership with Financial Institutional Cooperators

We have established in-depth cooperation with financial institutional cooperators, such as insurance companies and financial guarantee companies, who provide credit insurance/financial guarantee services to protect funding providers against default for both the principal and interest. We monitor their financial conditions and credit rating periodically. Substantially all of them have at least AA credit rating issued by rating companies including China Lianhe Credit Rating Co., Ltd., China Chengxin Credit Management Co., Ltd., Xiamen Lianhe Credit Information Service Co., Ltd and Fujian China Chengxin Credit Rating Consulting Co., Ltd. Our institutional cooperators provide services covering both the North China and South China areas, most of which have a registered capital of more than RMB1 billion. 85.0%of our outstanding loans were covered by the credit insurance/ financial guarantee services provided by external financial institutional cooperators as of December 31, 2023.

Credit Insurance and Guarantee Services

We cooperated with Shenzhen Xintang (VIE) to provide guarantees for certain loan products that we facilitate in the past. Shenzhen Xintang (VIE) did not renew its financing guarantee license in 2022. We settled the remaining business of Shenzhen Xintang (VIE)in the first quarter of 2023. Shenzhen Xintang (VIE) no longer guarantees any loan products. In June 2023, one of our Chinese Mainland subsidiaries, Tianjin Yuexin that holds the financing guarantee license, started the financing guarantee business for certain loans funded by Xiaoying Microcredit (VIE). In July 2023, Tianjin Yuexin started to provide for certain loans that we facilitated and were provided by institutional funding partners. Tianjing Yuexin also bulit a new business model by collaboration with external financing guarantee companies, where Tianjin Yuexin assumes 20% of the guarantee liability, and the external financing guarantee company assumes 80% of the guarantee liability. Under this business model, Tianjin Yuexin has the obligation to pay 20% of the defaulted principal and interest to our institutional funding partners and no obligation to pay to the external financing guarantee company. In 2024, we expect to deepen our cooperation with other financial institutional cooperators to provide guarantees for the loans that we facilitate in the future.

We have expanded our cooperation with high-quality external financial institutional cooperators that provide services to protect institutional funding partners from losses incurred from borrowers’ defaults and charge fees from borrowers. A portion of the fees will be subsequently paid to us by the external financial institutional cooperators as the service fee.

Deposit Arrangement

Starting from November 2019, we enter into a series of deposit arrangements with financial institutional cooperators. We are required to pay deposits to those financial institutional cooperators monthly or in accordance with an agreed payment schedule. The amount of deposit is separately agreed with each institutional cooperator, usually calculated by multiplying the outstanding loan balance on the reconciliation date by an agreed percent rate (“the standard amount”). The agreed percent rate may be adjusted from time to time. If the balance of the deposits exceeds the standard amount or supplementary payment of deposit is needed, the financial institutional cooperators shall refund the excess part to us or we shall make supplementary payment of deposit in accordance with an agreed payment schedule.

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

We take advantage of our accumulated massive data and have established a comprehensive profile of each user containing over 10,000 variables covering traditional consumer banking data and the big data generated from mobile internet, providing the solid base for our credit assessment and decision-making and differentiating us from other consumer finance companies who may only have data in certain areas. We utilize various data reprocessing technology such as data smoothing algorithm and social network graphic to ensure the reliability and accuracy of data and perform in-depth data analysis.

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

The risk assessment model optimization maintains over 20 models primarily including logistics regression and machine learning models that are employed at different stages for different products. Each model performs the function independently but operates in close synchronization with each other, enabling WinSAFE to effectively analyze a borrower’s value, payment capability and payment attitude to accurately evaluate the borrower’s credit worthiness. Apart from the traditional numerical variables, we also convert unorthodox inputs, such as human behavior, social relationships and mobile activities, into numerical covariates through complex algorithms. The credit policy adjustments is established through lifetime value of the users and rigorous stress tests to achieve a balance between business volume and profitability with an emphasis on business resiliency. We continuously modify and incorporate new information into our credit policy, such as economic environment, user clientele change and new testing results. The models are updated daily or regularly to match the business development through machine learning with traditional modeling, providing an increasingly accurate indicator of default risk with the increasing availability of data.

Currently, through our continuous optimization, WinSAFE is able to process data through the processes from loan application to approval and is able to make decisions within ten minutes for over 90% of Xiaoying Card Loan, providing instant feedback that the mobile users are in desire of and strengthening our risk control and fully automatic decision-making capability.

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

Leveraging our in-depth data analysis of the comprehensive data we have collected, we assess the applicant’s payment capability and payment attitude. We adopt over 10,000 variables in credit assessment and crosscheck with a blacklist of over 1,000,000 fraud data. Utilizing big data, we apply various analytical processes, such as machine learning, deep learning, graphical analysis, to identify credit risks and potential fraudulent behavior of each applicant and build and optimize our credit assessment model.

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

The mobile application “Yaoqianhua”, previously named as Xiaoying Wallet, was developed for our borrowers to apply for Xiaoying Revolving Loan. We have ceased the operation of Xiaoying Revolving Loan in 2020, while the mobile application “Yaoqianhua” is still in operation for exsiting users to access and check their history transaction details. For newly resgitered users and existing users, they can apply for Xiaoying Card Loan via “Yaoqianhua” application. This is done through redirection links and jumping to Xiaoying Card Loan application page.

We have completely ceased the investment in loans on our Xiaoying Wealth Management platform, while Xiaoying Wealth Management platform showcases to a limited number of whitelist users selected money market banking products, funds, and insurance provided by certain qualified business partners pursuant to the Administrative Measures on Supervision of Money Market Funds. This is done through redirection links or jumping to mini-programs, generating a relatively small volume of business for certain qualified business partners. We do not carry out any of the sale, subscription or redemption of any money market products on our Xiaoying Wealth Management platform by ourselves.

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

Users Service

To better serve our users, we have independently developed a comprehensive user service system. We provide user service from 9:00 a.m. to 9:00 p.m. every day through our user service hotline, 24/7 artificial intelligence customer service and human customer service from 9:00 a.m. to 9:00 p.m. every day through our website, mobile applications and WeChat public account. Our user service personnel are responsible for answering calls for our user service hotlines, responding to queries in emails, as well as providing online user service support. To monitor the quality of our user services, each inquiry made by our users will be recorded and reviewed on a selective basis.

Intellectual Property

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We have registered 361 trademarks in the Chinese Mainland and 2 trademarks under application in the Chinese Mainland. We are the registered holder of 189 domain names. We also have 83 copyrights for our proprietary techniques in connection with our systems. We have registered 10 patents in the Chinese Mainland and 4 patents under application in the Chinese Mainland.

Seasonality of Our Business

We experience seasonality in our business, reflecting seasonal fluctuations in internet usage and traditional personal consumption patterns, as our individual borrowers typically use their borrowing proceeds to finance their personal consumption needs. For example, we generally experience lower transaction volume during national holidays in Chinese Mainland, particularly during the Chinese New Year holiday season in the first quarter of each year. As we facilitate loans to institutional funding partners, such as commercial banks, our business may also be affected by liquidity seasonality in the banking system. For example, liquidity in Chinese Mainland’s banking sector has historically had a tendency to be looser at the beginning of each calendar year and tighter towards the end of each calendar year. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

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

Recent Investment

YZT (HK) Limited, a wholly-owned subsidiary of X Financial, entered into a subscription agreement dated March 2, 2021, for subscribing certain limited partnership interests in Dragonfly Ventures II, L.P., a limited partnership governed under the laws of the Cayman Islands and managed by Dragonfly GP II, LLC, focusing on the blockchain industry investment with its long-term value investment strategy and research-driven process. Pursuant to the subscription agreement, we invested in an aggregate amount of US$10 million in the partnership. As a limited partner, we do not have ability to take in the control or management of the affairs or the conduct of the business of the partnership. In connection with the restructuring of Dragonfly Ventures II, L.P., YZT (HK) Limited entered into certain Withdrawal, Contribution and Adherence Agreement dated December 30, 2021 and entered into an amended and restated exempted limited partnership agreement.

YZT (HK) Limited entered into a second amended and restated limited partnership agreement dated March 15, 2021, for subscribing certain limited partnership interests in IOSG Fund II LP, a limited partnership governed under the laws of the Cayman Islands and managed by IOSG Pted Ltd. focusing on the blockchain industry investment with its long-term value investment strategy and research-driven process. Pursuant to the agreement, we invested US$3 million to the partnership. As a limited partner, we do not have ability to take in the control or management of the affairs or the conduct of the business of the partnership.

YZT (HK) Limited entered into a subscription agreement dated January 28, 2022, and an amended and restated exempted limited partnership agreement dated January 28, 2022, for subscribing certain limited partnership interests in Dragonfly Ventrues III Feeder, L.P., a limited partnership governed under the laws of the Cayman Islands and managed by Dragonfly GP III, LLC. Pursuant to the agreement, we invested US$10 million to the partnership. On July 3, 2023, YZT (HK) Limited entered into a capital committement increase letter to increase its capital commitment to Dragonfly Ventures ⅡI Feeder, L.P., which has been paid as of the date of this annual letter. As a limited partner, we do not have ability to take in the control or management of the affairs or the conduct of the business of the partnership.

YZT (HK) Limited entered into a subscription agreement dated February 23, 2022, and an amended and restated exempted limited partnership agreement dated January 28, 2022, for subscribing certain limited partnership interests in Dragonfly HF (Parallel) L.P., a limited partnership governed under the laws of the Cayman Islands and managed by Dragonfly GP III, LLC. Pursuant to the agreement, we invested US$3 million to the partnership. As a limited partner, we do not have ability to take in the control or management of the affairs or the conduct of the business of the partnership. On January 23, 2023, YZT (HK) Limited entered into a withdrwal letter to withdraw all of its limited partnership interest in Dragonfly HF (Parallel) L.P. On March 28, 2023, YZT (HK) Limited entered into a switch request agreement to switch its net withdrawal proceeds to Noval Digital Opportunities Fund Limited.

YZT (HK) Limited entered into a subscription agreement dated May 15, 2022, for subscribing US$5 million convertible notes in C Sqaured Ventures, a company governed under the laws of the Cayman Islands. The notes are convertible into class B ordinary shares of C Sqaured Ventures.

In 2021, Shenzhen Ying Ai Gou Trading Co., Ltd. (“Shenzhen Ying Ai Gou (VIE)”), a wholly-owned subsidiary of Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd. (“Beijing Ying Zhong Tong (VIE)”), one of our VIEs, entered into a share purchase agreement with Shenzhen SUNHOPE Investment Development Co., Ltd, a Chinese Mainland company (“SUNHOPE”), and Shenyang Tianxinhao Technology Limited, a Chinese Mainland company (“Tianxinhao”) which is a wholly-owned subsidiary of SUNHOPE. Pursuant to the agreement, Shenzhen Ying Ai Gou (VIE) acquired 45% issued and outstanding shares of Tianxinhao from SUNHOPE for approximately RMB315 million. After the closing of this acquisition, Shenzhen Ying Ai Gou (VIE) owned 12.6% of issued and outstanding shares of Newup Bank of Liaoning, a Chinese Mainland company and non-state-owned bank (“Newup Bank”), through Tianxinhao. As an indirect minority shareholder of Newup Bank, we do not have ability to take in the control or management of the affairs or the conduct of the business of Newup Bank.

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

Regulation

This section sets forth a summary of the most significant laws, rules and regulations that affect our business activities in the Chinese Mainland or our shareholders’ rights to receive dividends and other distributions from us.

Regulations Relating to Foreign Investment

On March 15, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, which became effective on January 1, 2020 and replaced the existing laws regulating foreign investment in Chinese Mainland, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. Meanwhile, the Regulations for the Implementation of the PRC Foreign Investment Law came into effect on January 1, 2020, which clarified and elaborated the relevant provisions of the PRC Foreign Investment Law. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of the PRC Foreign Investment Law may retain the original business organization and so on within five years after the implementation of this Law. The Foreign Investment Law and the Implementation Regulations do not mention the relevant concept and regulatory regime of VIE structures.

The PRC Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the PRC Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within Chinese Mainland, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within Chinese Mainland; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other similar rights and interests of an enterprise within Chinese Mainland; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within Chinese Mainland; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the PRC Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access is no lower than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for foreign investment in specific fields. Foreign investors shall not invest in any forbidden fields stipulated in the negative list and shall meet the conditions stipulated in the negative list before investing in any restricted fields. Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of Chinese Mainland shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises.

Investment activities in the Chinese Mainland by foreign investors are governed by the Catalog of Industries for Encouraging Foreign Investment, or the Catalog, which became effective on January 27, 2021, and the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List promulgated by the MOC, which became effective on July 23, 2020 and has been amended from time to time by the MOC and the National Development and Reform Commission. It sets out the industries in which foreign investments are prohibited or restricted. Foreign investors will not make investments in prohibited industries, while must satisfy certain conditions stipulated in the Negative List for investment in restricted industries. According to the Negative List, the proportion of foreign investment in entities engaged in value-added telecommunication services (excluding e-commerce, domestic multi-party communications services, store-and-forward services, and call center services) shall not exceed 50%. The most updated Negative List, issued on December 27, 2021 and became effective on January 1, 2022, stipulates that any Chinese Mainland domestic enterprise engaging in the fields prohibited by the Negative List shall obtain the consent of the relevant competent Chinese Mainland authorities for overseas listing, and the foreign investors shall not participate in the operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise shall be subject to the relevant administrative provisions of Chinese Mainland domestic securities investment by foreign investors. Such Negative List does not further elaborate whether existing overseas listed enterprise will be subject to such requirements. The staff of the NDRC addressed in an interview on December 27, 2021 that certain existing overseas listed enterprises whose foreign investors’ shareholding percentage exceed the aforementioned threshold are not required to make adjustment or deduction.

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

The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, require foreign-invested value-added telecommunications enterprises in Chinese Mainland to be established as Sino-foreign equity joint ventures with the foreign investors owning no more than 50% of the equity interests of such enterprise. In addition, the main foreign investor who invests in a foreign-invested value-added telecommunications enterprises operating the value-added telecommunications business in Chinese Mainland must demonstrate a good track record and sound experience in operating a value-added telecommunications business, provided that qualified foreign investors must obtain prior approvals from the MIIT and the MOFCOM or their authorized local counterparts, for its commencement of value-added telecommunication business in Chinese Mainland. However, on March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses is deleted.

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

In July 2006, the MIIT issued the Notice on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Notice, pursuant to which, for foreign investor invest in telecommunications service business in Chinese Mainland, a foreign-invested telecommunications enterprise must be established, and such enterprise must hold a telecommunications businesses operation license. Furthermore, under the MIIT Notice, domestic telecommunications enterprises may not rent, transfer or sell a telecommunications business operation license to foreign investors in any form, nor may they provide any resources, premises, facilities or other assistance in any form to foreign investors for their illegal operation of any telecommunications business in Chinese Mainland. In addition, under the MIIT Notice, a foreign-invested value-added telecommunication service operator (or its shareholders) shall legally own the Internet domain names and registered trademarks used for its business operation.

We conduct our value-added telecommunications businesses through Shenzhen Xiaoying Technology Co., Ltd.,one of our consolidated VIEs, and Shenzhen Ying Ai Gou Trading Co., Ltd., one of the subsidiaries of our consolidated VIEs, which hold telecommunications businesses operation licenses. However, there is uncertainty as to how the requirements in the above rules will be interpreted and implemented and whether there will be new rules issued which would establish further requirements and restrictions on our contractual arrangements.

Regulations Relating to Value-Added Telecommunication Services

The Telecommunications Regulations of the PRC, or the Telecommunications Regulations, promulgated by the State Council on September 25, 2000 and amended on July 29, 2014 and February 6, 2016, provide a regulatory framework for telecommunications services providers in the Chinese Mainland. The Telecommunications Regulations require telecommunications services providers to obtain an operating license prior to the commencement of their operations. The Telecommunications Regulations distinguish “basic telecommunications services” from “value-added telecommunications services. The basic telecommunications services provider who provides public network infrastructure, public data transmission and basic voice communications services shall obtain a Basic Telecommunications Service Operating License, and the value-added service provider who provides telecommunications and information services provided through the public network infrastructure shall obtain a VATS License. A catalogue was issued as an attachment to the Telecommunications Regulations to categorize telecommunications services as either basic or value-added. The current catalogue, as most recently updated on June 6, 2019, categorizes online information services and online data processing and transaction processing services as value-added telecommunications services. Internet content provider may be required to obtain an Internet content provider license, or ICP license, and e-commerce operator may be required to obtained an online data processing and transaction processing license, or ODPTP license.

On July 3, 2017, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, under which, a commercial operator of value-added telecommunications services must first obtain the VATS License, from the MIIT or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites may be ordered to close. One of our consolidated VIEs and one of the subsidiaries of our consolidated VIEs have obtained VATS Licenses.

On August 17, 2016, the China Banking Regulatory Commission, or the CBRC (one of the predecessors of the CBIRC), the MIIT, the Ministry of Public Security and the State Internet Information Office jointly issued the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measures aiming to regulate P2P (Peer to Peer) operation business. We used to provide investment products to individual investors via P2P model on our Xiaoying Wealth Management platform (the “P2P operation business”). However, since early 2019, the Company began the transformation of its business model from a P2P platform to a platform that focuses on the facilitation of its institutional funding partners to provide loans to borrowers, and as of December 17, 2020, our P2P operation business had been cleared and ceased. Since that date, we have not undertaken any activities related to the P2P operation. Therefore, we are not a P2P platform or conducting any P2P operation business. In this regard, the Interim Measures and the regulations therein which regulate P2P operation business, including the requirements of registration and license, restrictions of issuing financial products to raise fund or acting as an agent to sell financial products and the grace period, are no longer applicable to us. However, uncertainties still exist in relation to the interpretation and implementation of the Interim Measures and other relevant laws and regulations relating to P2P operation business. We cannot assure you that we will not be subject to any penalties retroactively prescribed in the relevant laws and regulations relating to our previous P2P operation business, although we have already ceased the related business, and if we were punished, our business, financial condition and results of operations may be materially and adversely affected. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We have ceased the P2P operation business, but we cannot assure you that our operations were in full compliance with relevant legal requirements and would not be punished under relevant regulations.”

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

On December 31, 2021, PBOC published the Regulations on Local Financial Supervision and Administration (Draft for Public Comments), or the Draft Local Financial Supervision and Administration Regulation, for public review and comments. Pursuant to the Draft Local Financial Supervision and Administration Regulation, “Local Financial Organizations” refers to microcredit companies, financing guarantee companies, regional equity markets, pawn shops, financial leasing companies, commercial factoring companies, local asset management companies, and other institutions engaged in local financial business that are supervised and managed by laws, administrative regulations, and provincial-level people’s governments authorized by the State Council. The Draft Local Financial Supervision and Administration Regulation specify that provincial governments shall perform their duties of supervision, management, and risk disposal of local financial organizations, and no individual or entity shall set up Local Financial Organizations without prior approval. The merger, division, reduction of registered capital, change of the business scope or operating area, the change of the shareholders holding more than 5% of its equity interests, as well as change of the actual controller of the Local Financial Organization shall be subject to the approval of the provincial local financial supervision and management department. Also, Local Financial Organization shall make filings to provincial local financial supervision and management department for setting up branches within the provincial administrative region, changing the name or address of business, increasing the registered capital, changing the directors, supervisors and senior management personnel. Penalties such as fines or criminal liability may be imposed if the Local Financial Organizations fail to comply with the Draft Local Financial Supervision and Administration Regulation. The Draft Local Financial Supervision and Administration Regulation was released for public comment only, there remains substantial uncertainty regarding the Draft Local Financial Supervision and Administration Regulation, including with respect to its final content, adoption timeline or effective date.

Xiaoying Microcredit (VIE) has obtained the approval of the business qualification to operate microcredit businesses as issued by the competent supervising authority, which allows Xiaoying Microcredit (VIE) to conduct microcredit businesses through the internet. However, as the regulatory regime and practice with respect to online microcredit companies are evolving, there is uncertainty as to how the requirements in the above rules will be interpreted and implemented and whether there will be new rules issued which would establish further requirements and restrictions on online microcredit companies.

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

Xiaoying Wealth Management platform showcases to a limited number of whitelist users selected money market banking products, funds, and insurance provided by certain qualified business partners pursuant to the Administrative Measures on Supervision of Money Market Funds. This is done through redirection links or jumping to mini-programs, generating a relatively small volume of business for certain qualified business partners. We do not carry out any of the sale, subscription or redemption of any money market products on our Xiaoying Wealth Management platform by ourselves. Thus, we believe we are not subject to the above mentioned regulations in Chinese Mainland.

Regulations Relating to Loans between Individuals

On May 28, 2020, the National People’s Congress approved the PRC Civil Code, which came into effect on January 1, 2021 and repealed the PRC Contract Law and the General Principles of the Civil Law of the PRC .The PRC Civil Code confirms the validity of loan agreement between individuals and provides that a loan agreement becomes effective when an individual lender provides loan to an individual borrower provided that the interest rates charged under the loan agreement do not violate the applicable provisions of the Chinese Mainland laws and regulations.

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

On August 4, 2017, the Supreme People’s Court issued the Several Opinions on Further Strengthening the Judicial Work in the Finance Sector, according to which if an online lending information intermediary and a lender attempt to evade the upper limit to the legally protected interest by charging part of interest rate as intermediary fees or other service fees, such arrangements shall be deemed as invalid. In addition, Chinese Mainland courts shall support the borrower’s claim to reduce the overall annual interest rate to 24%, on the basis that the aggregate amount of interest, compound interest, default interest, liquidated damages and other fees claimed by the lender is overly high.

On August 19, 2020, the Private Lending Judicial Interpretations was amended by the Supreme People’s Court, pursuant to which where a lender claims that corresponding borrower shall pay interest as per the interest rate contractually stipulated, relevant people’s court shall uphold such claim, except where the interest rate agreed on by both parties concerned exceeds four times the LPR for one-year loan when the contract is concluded. “LPR for one-year loan” refers to the LPR for one-year loan to be published on a monthly basis by the National Interbank Funding Center authorized by the PBOC as of August 20, 2019. On December 29, 2020, the Supreme People’s Court issued the Official Reply of the Supreme People’s Court to the Issues concerning the Scope of Application of the New Judicial Interpretation on Private Lending, or the Official Reply and further amended the Private Lending Judicial Interpretations. According to the Private Lending Judicial Interpretations and the Official Reply, for financial institutions and branches engaging in loan business and established upon the approval of the financial regulatory authorities, including but not limited to microcredit company, Private Lending Judicial Interpretations shall not apply to disputes caused by granting loans and relevant financial business.

Although the Judicial Interpretation Amendment and the Supreme People’s Court Reply provide that they do not apply to licensed financial institutions including microcredit companies that conduct loan and consumer finance business, there remain uncertainties in the interpretation and implementation of the Judicial Interpretation Amendment, including whether licensed financial institutions may be subject to its jurisdiction under Circular 141 or in certain circumstances, the basis of calculation formula used to determine the interest limit, the scope of inclusion of related fees and insurance premiums, as well as inconsistencies between the standard and level of enforcement by different Chinese Mainland courts.

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

We might be deemed as providing guarantee on some of the loans formed offline between institutional funding partners and the borrowers. We have cooperated with certain qualified institutional partners with the financing guarantee license and one of our Chinese Mainland subsidiaries who has obtained the financing guarantee license, and therefore, we consider ourselves in compliance with the regulations mentioned above. However, given the lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Rules is unclear, we cannot be certain that our existing practices will not be determined to violate any existing or future rules, laws and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Our cooperation model with Institutional Funding Partners may be deemed to operate financing guarantee business by the Chinese Mainland regulatory authorities.”

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

The Guidelines jointly released by ten Chinese Mainland regulatory agencies in July 2015, purport, among other things, to require Internet finance service providers to comply with certain anti-money laundering requirements, including the establishment of a user identification program, the monitoring and reporting of suspicious transactions, the preservation of user information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementing rules to further specify the anti-money laundering obligations of Internet finance service providers.

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

We have adopted and implemented various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. However, our policies and procedures may not be completely effective in preventing other parties from using us for money laundering without our knowledge. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Any failure by us, or institutional funding partners or payment service providers to comply with applicable anti-money laundering and anti-terrorist financing laws and regulations could damage our reputation, expose us to significant penalties, and decrease our revenues and profitability.”

Regulations Relating to Illegal Fund-Raising

Raising funds by entities or individuals from the general public must be conducted in strict compliance with applicable Chinese Mainland laws and regulations to avoid administrative and criminal liabilities. The Notice on Relevant Issues Concerning the Penalty on Illegal Fund-Raising issued by the General Office of the State Council in July 2007 explicitly prohibit illegal public fund-raising. The main features of illegal public fund-raising include: (i) illegally soliciting and raising funds from the general public by means of issuing stocks, bonds, lotteries or other securities without obtaining the approval of relevant authorities, (ii) promising a return of interest or profits or investment returns in cash, properties or other forms within a specified period of time, and (iii) using a legitimate form to disguise the unlawful purpose.

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

We have taken measures to avoid conducting any activities that are prohibited under the illegal-funding related laws and regulations. For example, we managed the funds of lenders, borrowers and the proprietary funds of us in separate accounts by entering into fund depositary agreement with a qualified bank. We do believe our business would not offence the aforementioned laws and regulations related to illegal-funding. However, we cannot assure you that our understanding of the regulations will always comply with the interpretations of applicable regulatory authorities.

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

Pursuant to the APP Provisions, internet app providers shall comply with relevant provisions on the scope of necessary personal information when engaging in personal information processing activities and shall not compel users to agree to non-essential personal information collection or ban users from their basic functional services due to their refusal of providing unnecessary personal information. Internet app providers shall not provide the relevant services to the users who fail to submit real identity information or use fraudulent identity information of other organizations or persons for fake registration. Internet app providers shall also establish sound information content review and management mechanism, take sound management measures such as user registration, account management, information review, daily inspection and emergency disposal, and be staffed with professionals and technical ability appropriate to the service scale. Furthermore, internet app providers who launch new technologies, applications or functions with the attribute of public opinion or the capability of social mobilization shall conduct security assessment in accordance with the applicable laws and regulations. If an internet app provider violates these regulations, internet app distribution platforms may issue warnings, suspend the release of its applications, or terminate the sale of its applications, and/or report the violations to governmental authorities, and the application provider may be imposed administrative penalty by the CAC and relevant competent authorities in accordance with relevant laws and regulations.We have established necessary mechanisms and adopted data encryption and protection technology in our mobile application to ensure the collection, protection and storage of user information are in compliance with the requirements of the APP Provisions in all material aspects. However, we cannot assure you that our understanding of the regulations will always comply with the interpretations of applicable regulatory authorities.

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

Internet information in Chinese Mainland is regulated and restricted from a national security standpoint. The Standing Committee of the National People’s Congress, or the SCNPC, has enacted the Decisions on Maintaining Internet Security on December 28, 2000 and further amended on August 27, 2009, which may subject violators to criminal punishment in Chinese Mainland for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights.

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

On 10 June 2021, the SCNPC promulgated the PRC Data Security Law, or the Data Security Law, which took effect on 1 September 2021. The Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system. The Data Security Law also provides that the state shall establish a data security review system, where data handling activities that affect or may affect the national security will undergo national security review, and shall implement export controls on certain data, but does not provide for application obligation for cybersecurity review of an internet platform operator holding personal information of more than one million users. In addition, Measures for Cybersecurity Review, which became effective on June 1, 2020, as amended on December 28, 2021, and became effective on February 15, 2022, set forth the cybersecurity review mechanism for critical information infrastructure operators, and provide that (i) critical information infrastructure operators who intend to purchase internet products and services that affect or may affect national security shall be subject to a cybersecurity review; (ii) online platform operators who are engaged in data processing are also subject to the regulatory scope; (iii) the CSRC is included as one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review working mechanism; (iv) the internet platform operators holding more than one million users/users’ individual information shall file for cybersecurity review before any public offering at a foreign stock exchange; (v) the risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or illegally transmitted to overseas parties and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously shall be collectively taken into consideration during the cybersecurity review process.

We have, in accordance with relevant provisions on network security of the Chinese Mainland, established necessary mechanisms to protect information security, including, among others, adopting necessary network security protection technologies such as anti-virus firewalls, intrusion detection and data encryption, keeping record of network logs, and implementing information classification framework. Although we do not believe we are a critical information infrastructure provider, the Chinese Mainland authorities could interpret such term broadly to capture a leading online personal finance company like us. If we are deemed to be a critical information infrastructure operator under such rules, we could be subject to cybersecurity review by Cyberspace Administration of China and other relevant Chinese Mainland regulatory authorities and be required to change our existing practices in data privacy and cybersecurity matters at substantial costs. During such cybersecurity review, we may be required to stop providing services to our customers, and such review could also result in negative publicity to us and diversion of our managerial and financial resources.

Besides, pursuant to the Measures for Cybersecurity Review,which was amended on December 28, 2021 and became effective on February 15, 2022, the internet platform operators that hold the personal information of over one million users shall apply for a cybersecurity review before any public offering at a foreign stock exchange. Our ADSs have been listed on the NYSE since September 19, 2018, prior to the effective date of the amended Measures for Cybersecurity Review in 2021, and therefore, our IPO and listing on NYSE were not deemed to be subject to the Measures for Cybersecurity Review. As of the date of this annual report, we have not conducted cross-border transfer of personal information. However, given that the Measures for Cybersecurity Review were recently promulgated, the Measures for Cybersecurity Review remain unclear on whether the relevant requirements will be applicable to further equity or debt offerings or to maintain the listing status of our Class A ordinary shares and/or ADSs by companies that have completed the initial public offering in the United States before the effectiveness of the Measures for Cybersecurity Review. Furthermore, the exact scope of “internet platform operators” under the current regulatory regime remains unclear, and we may be deemed to be an internet platform operator under Chinese Mainland law. If the Cyberspace Administration of China subsequently determine that prior cybersecurity review is required for any of our future offerings of securities overseas or to maintain the listing status of our securities overseas, we cannot guarantee that we will be able to complete such cybersecurity review in a timely manner, or at all. If not, the Cyberspace Administration of China may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our Class A ordinary shares and/or ADSs. Fines and penalties may be imposed on our operations in Chinese Mainland, limit our ability to pay dividends outside of Chinese Mainland, limit our operating privileges in Chinese Mainland, delay or restrict the repatriation of the proceeds from offering of securities overseas into Chinese Mainland or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the Class A ordinary shares and/or ADSs.

On July 7, 2022, the CAC published the Outbound Data Transfer Security Assessment Measures that took effect on September 1, 2022 and outline the potential security assessment process for outbound data transfer. Under the Outbound Data Transfer Security Assessment Measures, data processors that provide important data and personal information outbound that are collected or produced through operations within the territory of the Chinese Mainland, where a security assessment shall be conducted according to the law, shall apply to the provisions of these Measures. We believe we currently do not provide critical data and personal information collected and generated by us in our business activities abroad. However, due to the relatively new nature of the Outbound Data Transfer Security Assessment Measures as well as the lack of clarification in the statutory law itself as to the circumstances and standard under which the law should apply and violations be found, there are great uncertainties as to the interpretation and application of the law. If we are found to have violated the Outbound Data Transfer Security Assessment Measures, we may face severe penalties that may result in monetary losses, losses of access to assets essential for daily operation of our business or for the continuance of service provision, and temporary or total disruption of our business for an extended period of time. All of these consequences may have a material adverse impact on our business, financial condition and results of operations. Under the Outbound Data Transfer Security Assessment Measures, data processors providing outbound data shall apply for outbound data transfer security assessment with the CAC in any of the following circumstances: (i) where a data processor provides important data abroad; (ii) where a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year; and (iv) other circumstances prescribed by the CAC for which declaration for security assessment for outbound data transfers is required. The Outbound Data Transfer Security Assessment Measures also provide procedures for security assessment and submissions, important factors to be considered in conducting assessment, and legal liabilities of a data processor for failure to apply for assessment.

We have disclosed the regulations by CAC over data security which may have a material effect on us, including the uncertainties of these regulations, our compliance of these regulations and effect these regulations may have on us. See “Risk Factors - If we are unable to protect the confidential information of our users and adapt to the relevant regulatory framework regarding protection of such information, our business and operations may be adversely affected”.

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

The Guidelines jointly released by ten Chinese Mainland regulatory agencies in July 2015 purport, among other things, to require Internet finance service providers to improve technology security standards, and safeguard user and transaction information. The Guidelines also prohibit Internet finance service providers from illegally selling or disclosing users’ personal information. Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC in August 2015, which became effective in November 2015, any Internet service provider that fails to fulfill the obligations related to Internet information security administration as required by applicable laws and refuses to rectify upon orders is subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information is subject to criminal penalty in severe situation.

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

On August 20, 2021, the SCNP Congress promulgated the PRC Personal Information Protection Law, or the Personal Information Protection Law, which took effect on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the Chinese Mainland, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where it is necessary for personal information to be provided by a personal information processor to a recipient outside the territory of the Chinese Mainland due to any business need or any other need, a security assessment organized by the national cyberspace authority shall be passed. In the event that personal information is handled in violation of the provisions of this Law, or that personal information is handled without performing the obligation of protecting personal information as stipulated in this Law, the authorities performing duties of personal information protection shall order the party concerned to make corrections, give a warning to it and confiscate its illegal gains. Any application that illegally handles personal information shall be ordered to suspend or terminate the provision of services; if it refuses to make corrections, a fine of not more than 1 million yuan shall be imposed on it concurrently; and a fine of not less than RMB 10,000 yuan but not more than RMB 100,000 yuan shall be imposed on the person directly in charge and other directly liable persons. For any illegal act specified in the preceding paragraph with serious circumstances, the authorities performing duties of personal information protection at or above the provincial level shall order the party concerned to make corrections, confiscate its illegal gains, and impose a fine of not more than RMB 50 million yuan or not more than 5% of its turnover of the previous year on it, and may also order it to suspend relevant business or suspend business for rectification, and inform the relevant competent authorities to revoke the relevant business permit or business license; a fine of not less than RMB 100,000 yuan but not more than 1 million yuan shall be imposed on the person directly in charge and other directly liable persons, and a decision may be made to prohibit the said persons from acting as directors, supervisors, senior executives and persons-in-charge of personal information protection of relevant enterprises within a certain period of time. We have taken considerate measures to comply with the PRC Personal Information Protection Law: (i) we obtain independent consent of individuals while using their sensitive personal information, which is also set out in our privacy agreements with individuals at their account registration; (ii) we notify relevant individuals of the necessity of such use and impact on the individual’s rights in our privacy agreements with individuals; (iii) we do not engage in cross border business activities and therefore do not provide personal information to any recipient outside the territory of the Chinese Mainland. However, uncertainties still exist in relation to the interpretation and implementation of the PRC Personal Information Protection Law. Although we have taken such measures to comply with the laws and regulations, we cannot assure you the authorities may hold the same view with us. and if we were punished, our business, financial condition and results of operations may be materially and adversely affected.

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

We have obtained consent from users to collect and use their personal information in providing consumer finance service. While we have taken measures to protect the personal information that we have access to, our security measures could be breached resulting in the leak of such confidential personal information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. We have disclosed the regulations by CAC over data security which may have a material effect on us, including the uncertainties of these regulations, our compliance of these regulations and effect these regulations may have on us. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—If we are unable to protect the confidential information of our users and adapt to the relevant regulatory framework regarding protection of such information, our business and operations may be adversely affected.”

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

We have not obtained personal credit information organization license, and our direct provision of our users’ personal information to financial institutions may not be permitted. However, one of our consolidated VIEs and one of our subsidiaries have received notices from the Shenzhen Center of Credit Reference Center of People’s Bank of China to be approved to connect to the credit reference system and to report business information relating to individual credit loan services, and therefore, as of the date of this annual report, we consider ourselves in compliant with the regulations mentioned above. Further, we have been collaborating closely with a licensed personal credit information institution, to execute a plan that complies with the new regulation. Although we have made efforts and adjustments to comply with the regulatory requirements, we cannot assure you that we are in full compliance with all of the relevant requirements and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—The Administrative Measures for Credit Information Services may impose adverse effects on our business, financial condition and results of operations.”

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

The PRC Copyright Law, adopted in 1990 and most recently revised on June 1, 2021 respectively, with its implementation rules adopted on August 8, 2002 and revised in 2011 and 2013 respectively, and the Regulations for the Protection of Computer Software as promulgated on December 20, 2001 and amended in 2011 and 2013 provide protection for copyright of computer software in the Chinese Mainland. Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the National Copyright Administration Center or its local branches to obtain software copyright registration certificates.

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

We have adopted necessary mechanisms to register, maintain and enforce intellectual property rights in Chinese Mainland. However, we cannot assure you that we can prevent our intellectual property from all the unauthorized use by any third party, neither can we promise that none of our intellectual property rights would be challenged any third party. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position.”

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

To engage in insurance brokerage business within the territory of the Chinese Mainland, an insurance broker shall satisfy the requirements prescribed by the CIRC and obtain an insurance brokerage business permit issued by the CIRC, after obtaining a business license. An insurance broker may take any of the following forms: (i) a limited liability company; or (ii) a joint stock limited company.

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

We have acquired an insurance broker license for our insurance brokerage business.

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

Enterprises in Chinese Mainland are required by Chinese Mainland laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. The enterprise may be ordered to pay the full amount within a deadline if it fails to make adequate contributions to various employee benefit plans and may be subject to fines and other administrative sanctions.

Regulations Relating to Foreign Exchange

Regulations on Foreign Currency Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and last amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange, or the SAFE, and other relevant Chinese Mainland government authorities, payment of current account items in foreign currencies, such as trade and service payments, payment of interest and dividends can be made without prior approval from SAFE by following the appropriate procedural requirements. By contrast, the conversion of RMB into foreign currencies and remittance of the converted foreign currency outside the Chinese Mainland for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires prior approval from SAFE or its local office.

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

The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Circular No. 19, was promulgated on March 30, 2015, became effective on June 1, 2015 and was further amended on December 30, 2019. According to the SAFE Circular No. 19, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank) at the place of registration. The Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, the SAFE Circular No. 16 was promulgated and became effective on June 9, 2016 and was further amended on December 4, 2023. According to the SAFE Circular No. 16, enterprises registered in Chinese Mainland may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. The SAFE Circular No. 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self—discretionary basis, which applies to all enterprises registered in the Chinese Mainland. The SAFE Circular No. 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investment with the exception of financial products with risk assement result no higher than grade 2 and structural deposit unless otherwise specifically provided. Besides, the converted Renminbi shall not be used to make loans for related enterprises unless it is within the business scope or to build or to purchase any real estate that is not for the enterprise own use with the exception for the enterprise which operates real estate development business or real estate lease business.

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

Regulations on Foreign Exchange Registration of Overseas Investment by Chinese Mainland Residents

SAFE issued the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or the SAFE Circular 37, which became effective in July 2014, to replace the Circular of the State Administration of Foreign Exchange on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Roundtrip Investments by Domestic Residents through Offshore Special Purpose Vehicles, or the SAFE Circular 75 to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by Chinese Mainland residents or entities to seek offshore investment and financing or conduct round trip investment in Chinese Mainland. SAFE Circular 37 defines a SPV as an offshore entity established or controlled, directly or indirectly, by Chinese Mainland residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” is defined as direct investment in Chinese Mainland by Chinese Mainland residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 stipulates that, prior to making contributions into an SPV, Chinese Mainland residents or entities be required to complete foreign exchange registration with SAFE or its local branch. In addition, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, as amended in December 2019, which amended SAFE Circular 37 and became effective on June 1, 2015, requiring Chinese Mainland residents or entities to register with qualified banks rather than SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

Chinese Mainland residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the Chinese Mainland residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant Chinese Mainland residents or entities to penalties under Chinese Mainland foreign exchange administration regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—Chinese Mainland regulations relating to investments in offshore companies by Chinese Mainland residents may subject our Chinese Mainland-resident beneficial owners or our Chinese Mainland subsidiary to liability or penalties, limit our ability to inject capital into our Chinese Mainland subsidiary or limit our Chinese Mainland subsidiary’s ability to increase their registered capital or distribute profits.”

Regulations Relating to Stock Incentive Plans

SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the Stock Incentive Plan Notice, in February 2012, replacing the previous rules issued by SAFE in March 2007. Pursuant to the Stock Incentive Plan Notice and other relevant rules and regulations, Chinese Mainland residents participating in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and follow certain other procedures. Participants of a stock incentive plan who are Chinese Mainland residents must conduct the SAFE registration and other procedures with respect to the stock incentive plan through a qualified Chinese Mainland agent, which could be a Chinese Mainland subsidiary of the overseas publicly listed company or another qualified institution appointed by the Chinese Mainland subsidiary. In addition, the Chinese Mainland agent is required to update the relevant SAFE registration should there be any material change to the stock incentive plan, the Chinese Mainland agent or other material changes. The Chinese Mainland agent must, on behalf of the Chinese Mainland residents who have the right to exercise the employee stock options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the Chinese Mainland residents’ exercise of the employee stock options. The foreign exchange proceeds received by the Chinese Mainland residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the Chinese Mainland opened by the Chinese Mainland agents prior to distribution to such Chinese Mainland residents.

We have adopted a share incentive plan, under which we have the discretion to award incentives and rewards to eligible participants. See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.” We have advised the recipients of awards under our Share Incentive Plan to handle relevant foreign exchange matters in accordance with the Stock Incentive Plan Notice. However, we cannot guarantee that all employee awarded equity-based incentives can successfully register with SAFE in full compliance with the Stock Incentive Plan Notice. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—Any failure to comply with Chinese Mainland regulations regarding employee share incentive plans may subject the Chinese Mainland plan participants or us to fines and other legal or administrative sanctions.”

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

Regulations Relating to Dividend Distribution

Distribution of dividends of foreign investment enterprises are mainly governed by the PRC Company Law promulgated in January 2006, last amended in December 2023 and will come into effect in July 2024 and the Wholly Foreign-owned Enterprise Law promulgated in April 1986 and amended in September 2016 and its implementation regulations. The Wholly Foreign-owned Enterprise Law was replaced by the PRC Foreign Investment Law on January 1, 2020. Under these regulations, foreign investment enterprises in the Chinese Mainland may distribute dividends only out of their accumulative profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, no less than 10% of the accumulated profits of the foreign investment enterprises in the Chinese Mainland are required to be allocated to fund certain reserve funds each year unless these reserves have reached 50% of the registered capital of the enterprises. A Chinese Mainland company is not permitted to distribute any profits until any losses from previous fiscal years have been offset.

Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from Xiaoying (Beijing) Information Technology Co., Ltd., which is a wholly foreign-owned enterprise incorporated in Chinese Mainland, to fund any cash and financing requirements we may have. Limitation on the ability of our consolidated VIEs to make remittance to the wholly-foreign owned enterprise and on the ability of our wholly-foreign owned enterprise to pay dividends to us could limit our ability to access cash generated by the operations of those entities. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.”

Regulations Related to Taxation

Dividend Withholding Tax

In March 2007, the National People’s Congress enacted the Law of the PRC on Enterprise Income Tax which became effective on January 1, 2008 and last amended on December 29, 2018. According to Enterprise Income Tax Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in Chinese Mainland to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with Chinese Mainland that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, issued on January 29, 2008 and supplemented and revised on February 29, 2008, and the Arrangement between Chinese Mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which became effective on December 8, 2006 and applicable to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in the Chinese Mainland, such withholding tax rate may be lowered to 5% if a Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a Chinese Mainland subsidiary by Chinese Mainland tax authorities and holds at least 25% of the equity interest in that particular Chinese Mainland subsidiary at all times within the 12 - month period immediately prior to the distribution of the dividends. Furthermore, pursuant to the Announcement on Issues concerning “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the SAT, when determining the status of “beneficial owners”, a comprehensive analysis may be conducted through materials such as articles of association, financial statements, records of capital flows, minutes of board of directors, resolutions of board of directors, allocation of manpower and material resources, the relevant expenses, functions and risk assumption, loan contracts, royalty contracts or transfer contracts, patent registration certificates and copyright certificates, etc. However, even if an applicant has the status as a “beneficiary owner”, if the competent tax authority finds necessity to apply the principal purpose test clause in the tax treaties or the general anti-tax avoidance rules stipulated in domestic tax laws, the general anti-tax avoidance provisions shall apply. On October 14, 2019, SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Treaties, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that non-PRC resident enterprises are not required to obtain pre-approval from the relevant tax authorities in order to enjoy the reduced withholding tax. Instead, non-PRC resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and include necessary forms and supporting documents in the tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

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

The Enterprise Income Tax Law also provides that enterprises organized under the laws of jurisdictions outside Chinese Mainland with their “de facto management bodies” located within Chinese Mainland may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the production and operations, personnel, accounts and properties of an enterprise. If an enterprise organized under the laws of jurisdiction outside Chinese Mainland is considered a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, it would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. Second, a 10% withholding tax would be imposed on dividends it pays to its non-PRC enterprise shareholders and with respect to gains derived by its non-PRC enterprise shareholders from transfer of its shares.

On October 17, 2017, the State Administration of Taxation issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or the Bulletin 37, as amended in June 2018, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, on December 10, 2009, and partially replaced and supplemented rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or the Bulletin 7, issued by the State Administration of Taxation, on February 3, 2015 and last amended in December 2017. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a Chinese Mainland establishment, the relevant gain is to be regarded as effectively connected with the Chinese Mainland establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in Chinese Mainland or to equity investments in a PRC resident enterprise, which is not effectively connected to a Chinese Mainland establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within 7 days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—We and our existing shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.”

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

Regulations Relating to Overseas Listing

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the Chinese Mainland securities laws.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, together with five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Trial Measures, Chinese Mainland domestic companies that directly or indirectly seek to offer or list their securities overseas are required to fulfil the filing procedure with the CSRC and report relevant information to the CSRC. Specifically, the overseas securities offering and listing of any issuer will be deemed as indirect overseas offering by Chinese Mainland domestic companies if the following conditions are met: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by Chinese Mainland domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in Chinese Mainland, or its main place(s) of business are located in Chinese Mainland, or the majority of senior management staff in charge of its business operations and management are Chinese Mainland citizens or have their usual place(s) of residence located in Chinese Mainland. Where a Chinese Mainland domestic company fails to fulfill the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such Chinese Mainland domestic company may be subject to administrative penalties such as order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties such as warnings and fines.In addition, pursuant to the Trial Measures, an overseas offering and listing of the securities of a Chinese Mainland domestic company is prohibited under any of the following circumstances, if (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the Chinese Mainland domestic companies intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the Chinese Mainland domestic companies intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no clear conclusion has yet been made thereof; or (v) there are material ownership disputes over equity interests held by the Chinese Mainland domestic companies’ controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which took effect on March 31, 2023. Pursuant to the Archives Rules, Chinese Mainland domestic companies that seek overseas offering and listing shall strictly abide by applicable laws and regulations of the Chinese Mainland and the Archives Rules, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Furthermore, a Chinese Mainland domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant indivuduals or entities including securities companies, seceurities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, a Chinese Mainland domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Archives Rules also stipulate that a Chinese Mainland domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations.

Regulations Related to Anti-Monopoly

The Anti-Monopoly Law took effect on August 1, 2008. Before the institutional reform plan of the State Council approved by the National People’s Congress on March 17, 2018, or the 2018 Institutional Reform Plan, the National Development and Reform Commission, or the NDRC, the SAIC, and the MOFCOM were the three Chinese Mainland anti-monopoly enforcement authorities and the NDRC and the SAIC, had in recent years strengthened enforcement actions, including levying significant fines, with respect to cartel activity as well as abusive behavior of companies having market dominance. According to the 2018 Institutional Reform Plan, the anti-monopoly functions performed by the NDRC, the SAIC, and the MOFCOM were consolidated into the SAMR, which may place a profound impact on the Chinese Mainland anti-monopoly law enforcement practice.

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

On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-monopoly Guidelines for the Platform Economy Sector, or the Anti-monopoly Guideline, aiming to improve anti-monopoly administration on online platforms. The Anti-monopoly Guideline, operating as the compliance guidance under the existing Chinese Mainland anti-monopoly regulatory regime for platform economy operators, specifically prohibits certain acts of the platform economy operators that may have the effect of eliminating or limiting market competition, such as concentration of undertakings.

Besides, the Provisions on the Threshold of Filings for Undertaking Concentrations issued by the State Council in 2008, with its latest amendment on January 22, 2024, further adjusts the filing threshold for concentration of undertaking as, during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeded RMB12 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB800 million within Chinese Mainland in the preceding fiscal year, or (ii) the total turnover within Chinese Mainland of all the operators participating in the concentration exceeded RMB4 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB800 million within Chinese Mainland in the preceding fiscal year.

Regulations Relating to Historic P2P Operation Business

On July 18, 2015, the Guidelines on Promoting the Healthy Development of Online Finance Industry, or the Guidelines, were jointly promulgated by ten Chinese Mainland regulatory agencies, including the PBOC, the MIIT and the CBRC. The Guidelines set out definition of online peer-to-peer lending as direct loans between individuals through an online platform, which is under the supervision of the CBRC, and governed by the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court.

On April 12, 2016, the Notice on the Implementation Plan of the Special Rectification of Peer-to-peer Online Lending Risk, or the Notice, was issued by the China Bank Regulatory Commission, or the CBRC, which reiterated the requirements set out in the Guideline and further clarified the activities online peer-to-peer lending information service providers are prohibited to engage in.

On October 28, 2016, the CBRC, the MIIT and State Administration for Industry and Commerce, or the SAIC, jointly issued the Guidance on the Administration of Registration of Online Lending Information Intermediaries, or the Registration Guidelines, which provides the general filing rules for online lending intermediaries, and delegates the filing authority to local financial authorities. Since we are currently not an Internet Lending Information Intermediary, we believe that the Registration Guidelines are no longer applicable to us. In addition, to our knowledge, there are no detailed implementation rules regarding Registration Guidelines ever since 2016. However, uncertainties still exist in relation to the interpretation and implementation of the Registration Guidelines. We cannot assure you that we will not be subject to any penalties retroactively prescribed in the relevant laws and regulations relating to our previous P2P operation business, although we have already ceased the related business, and if we were punished, our business, financial condition and results of operations may be materially and adversely affected.

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

On December 1, 2017, the Notice on Rectification of Cash Loan Business, or Circular 141, was promulgated by the Head Office for Special Rectification of Online Finance Risk and the Head Office for Special Rectification of Peer-to-Peer Online Lending. In accordance with Circular 141, cash loan, which is characterized by the lack of specific scenes, designated purposes, targeted users and mortgage may be inspected and rectified. Circular 141 further specifies that the overall cost of loan, including among others, the loan interest and other forms of fees, charged by the institutions shall be subject to the restrictions on interest rates as specified in applicable rules on private lending. In addition, Circular 141 provides that banking financial institutions shall not receive credit enhancement services offered by any third party that lacks qualifications to provide guarantee, and shall ensure such third party not to charge fees from borrowers. We had taken considerate measures to comply with the Circular 141: (i) the interest rates of our products are capped and comply with the requirements of relevant laws and regulations; (ii) as of present, we do not deduct the interest, service fee, administrative fee and deposit from a loan principal in advance, or set high overdue interest, overdue fine payment or default interest; (iii) we do not outsource core business such as user information collection, information screening, credit assessment, and account opening to any third party; (iv) we no longer involve in peer-to-peer online lending business and we do not assist the banking financial institutions to participate in peer-to-peer online lending; and (v) we conduct risk review on the application materials submitted by borrowers and check their loan repayment capacity. The loans may be only granted when the risk review is passed. The scope of our review is broad. For example, the borrowers are required to disclose their specific usage of loans and make relevant warrants, including that they are not students and the loan agreements include clauses prohibiting borrowers using the loans for purchasing real property. In addition, the loans are usually small amount loans (approximately RMB 10,000 yuan for each borrower on average) with short repayment terms (usually within 12 months). Although we had taken such measures and we believe we are in compliance with the Circular 141, uncertainties still exist in relation to the interpretation and implementation of Circular 141 and other relevant laws and regulations relating to P2P operation business and exist in the ultimate usage of loans by the borrowers after they obtain the loans since the flow of funds is not under our monitoring. We cannot assure you that we will not be subject to any penalties retroactively prescribed in the relevant laws and regulations relating to our previous P2P operation business, although we have already ceased the related business, and if we were punished, our business, financial condition and results of operations may be materially and adversely affected.

On December 8, 2017, the Head Office for Special Rectification of Peer-to-Peer Online Lending issued the Notice on the Special Rectification and Inspection of Risk of Online Lending Intermediaries, or Circular 57, providing further clarification on several matters in connection with the rectification and registration of online lending information intermediaries. Circular 57 sets forth certain requirements for online lending intermediary to qualify for the registration, including, among others, an online lending intermediary (i) shall cease conducting any thirteen prohibited actions regulated in the Interim Measures or exceeding the individual lending amount upper limit as stipulated in the Interim Measures after August 24, 2016, and shall fully eliminate the outstanding balance of such non-compliance products offered before August 24, 2016; (ii) shall cease offering the down payment loan for purchasing real property, campus loan or cash loan, and gradually reduce the outstanding balance of the abovementioned loan within certain timetable; and (iii) set up custody accounts with qualified banks that have passed certain testing and evaluation procedures run by the Head Office for Special Rectification of Peer-to-Peer Online Lending to hold user funds. We had taken considerate conduct any of the thirteen prohibited actions during our operation and the individual lending amount is far lower than the stipulated upper limit; and (ii) we do not believe any of the loan products that we facilitate is prohibited under Circular 57. For example, although some of our loan products, such as Xiaoying Credit Loan’s credit card cash advance product, do not have mortgage and specific scenes, we believe they target to a specific user base with designated purpose for which the borrowers are required to specify at loan application. However, in the absence of authoritative interpretation of the key requirements or characteristics of cash loan, especially whether the definition of cash loan requires all of the four characteristics or any of the four characteristics, we cannot assure you that our existing practices would not be deemed to violate any relevant laws, rules and regulations that are applicable to our business practices; (iii) we had set up custody accounts with qualified banks as required. Although we had taken such measures and we believe we are in compliance with the Circular 57, uncertainties still exist in relation to the interpretation and implementation of Circular 57 and other relevant laws and regulations relating to P2P operation business. We cannot assure you that we will not be subject to any penalties retroactively prescribed in the relevant laws and regulations relating to our previous P2P operation business, although we have already ceased the related business, and if we were punished, our business, financial condition and results of operations may be materially and adversely affected.

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

In December 2018, the relevant Chinese Mainland regulatory authorities of the P2P lending industry issued the Circular on Making Efforts to Prevent Risk and Classify Online Lending Institutions, or Circular 175, in which the regulatory authorities, for the first time, classified the online P2P lending marketplaces into six categories.

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

As of the date of this annual report, we had taken considerable measures to comply with the Interim Measures, the Custodian Guidelines, Circular 141, Circular 57, the Inspection Notice, the Compliance Checklist and other laws and regulations applicable to our business operations. For example, we had selected qualified banks to deposit the funds of lenders and borrowers and managed our own funds separately from the funds of lenders and borrowers, conducted inspection and check in pursuant to the Inspection Notice and Compliance Checklist, enhanced the risk disclosures of online lending on our platform, and set up systematic rules on cooperating with business partners to realize the isolation of risks. With the measures taken by us, we consider ourselves in compliance with the regulations mentioned above.

Since early 2019, the Company began the transformation of its business model from a P2P platform to a platform that focuses on the facilitation of its institutional funding partners to provide loans to borrowers, and as of December 17, 2020, our P2P operation business had been cleared and ceased. Since that date, we have not undertaken any activities related to the P2P operation. Therefore, we are not a P2P platform or conducting any P2P operation business. In this regard, while the Notice, the Registration Guidelines, the Interim Measures, the Custodian Guidelines, the Disclosure Guidelines, Circular 141, Circular 57, Circular 175, the Inspection Notice, the Compliance Checklist, the Notice on Further Proceed with Compliance Inspection of P2P Online Lending, the Circular of Strengthening the Construction of Credit Support System of Online Lending and the regulations therein, targets P2P operation business, they are no longer applicable to us. However, uncertainties still exist in relation to the interpretation and implementation of the Interim Measures and other such relevant laws and regulations relating to P2P operation business. We cannot assure you that we will not be subject to any penalties retroactively prescribed in the relevant laws and regulations relating to our previous P2P operation business, although we have already ceased the related business, and if we were punished, our business, financial condition and results of operations may be materially and adversely affected. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We have ceased the P2P operation business, but we cannot assure you that our operations were in full compliance with relevant legal requirements and would not be punished under relevant regulations.”

4.C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report. It omits certain entities that are immaterial to our results of operations, business and financial condition and also omits certain trusts and limited partnership enterprises we consolidate (see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Critical Accounting Policies, Judgments and Estimates, Consolidated Trusts, Consolidated Partnerships”). The relationships between, on the one hand, each of Beijing Ying Zhong Tong (VIE), Shenzhen Xintang (VIE), and Shenzhen Xiaoying (VIE), and on the other, Beijing WFOE as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership. The dissolvement has been approved by Beijing WFOE pursuant to the relevant variable interest entity agreements.

(1)	In December 2017, Beijing WFOE acquired 100% of the equity interest held by Shenzhen Xiaoying (VIE) in Shenzhen Xiaoying Puhui Technology Co., Ltd. and Shenzhen Xiaoying Information Technology Co., Ltd.
(2)	Mr. Yue (Justin) Tang and entities controlled by Mr. Yue (Justin) Tang hold 42.9838% and 57.0162% of equity interest in Shenzhen Xiaoying, respectively.
(3)	Shenzhen Lelebu holds 100% equity interest in Shenzhen Xintang (VIE).
(4)	Mr. Yue (Justin) Tang and Mrs. Jing Sun holds 51% and 49% of the equity interest in Beijing Ying Zhong Tong (VIE), respectively.

* Entities in which the shareholders of X Financial own the interests.

** Entities in which the shareholders of X Financial do not own any interests.

X Financial is a holding company and does not conduct operations. YZT (HK) Limited, or YZT (HK), is X Financial’s wholly-owned subsidiary incorporated in Hong Kong and is an intermediate holding company. Xiaoying (Beijing) Information Technology Co., Ltd., or Beijing WFOE, is a wholly-owned subsidiary of YZT (HK) Limited. Beijing WFOE was incorporated in the Chinese Mainland and conducts operations in the Chinese Mainland. Shenzhen Xiaoying Information Technology Co., Ltd., or Shenzhen Xiaoying IT, is a wholly-owned subsidiary of Beijing WFOE. Shenzhen Xiaoying IT was incorporated in the Chinese Mainland and conducts operations in the Chinese Mainland. Shenzhen Xiaoying Puhui Technology Co., Ltd., or Shenzhen Puhui, is a wholly owned subsidiary of Beijing WFOE. Shenzhen Puhui was incorporated in the Chinese Mainland and conducts operations in the Chinese Mainland. Tianjin Yuexin Financing Guarantee Co., Ltd., or Tianjin Yuexin, and Dingyue Digital and Information Technology (Shenzhen) Co., Ltd., or Dingyue Digital, are wholly-owned subsidiaries of Shenzhen Puhui. Tianjin Yuexin and Dingyue Digital were incorporated in the Chinese Mainland and conduct operations in the Chinese Mainland.

Furthermore, through Beijing WFOE, X Financial conducts its operation in Chinese Mainland through Shenzhen Xintang Information Consulting Co., Ltd. or Shenzhen Xintang (VIE), Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd, or Beijing Ying Zhong Tong (VIE), and Shenzhen Xiaoying Technology Co., Ltd., or Shenzhen Xiaoying (VIE) (collectively with Shenzhen Xintang (VIE), Beijing Ying Zhong Tong (VIE), the “VIEs”) through a series of contractual arrangements. X Financial and its subsidiaries do not have equity interests in Shenzhen Xiaoying (VIE), Shenzhen Xintang (VIE), or Beijing Ying Zhong Tong (VIE). X Financial’s control over the VIEs and X Financial’s position of being the primary beneficiary of the VIEs for the accounting purposes are limited to the conditions that X Financial met for consolidation of the VIEs under U.S. GAAP. Such conditions include that (i) X Financial controls VIEs through power to govern the activities which most significantly impact the VIEs’ economic performance, (ii) X Financial is contractually obligated to absorb losses of VIEs that could potentially be significant to VIEs, and (iii) X Financial is entitled to receive benefits from VIEs that could potentially be significant to VIEs. Only if X Financial meets the aforementioned conditions for consolidation of the VIEs under U.S. GAAP, X Financial will be deemed as the primary beneficiary of the VIEs, and the VIEs will be treated as X Financial’s consolidated affiliated entities for accounting purposes. X Financial could face heightened risks and substantial costs in enforcing these contractual arrangements, because, although contractual arrangements similar to the contractual arrangements with the VIEs (the “VIE Agreements”) have been widely adopted by Chinese Mainland companies seeking for listing aboard, such arrangements have not been tested in any of the Chinese Mainland courts. In addition, there are substantial uncertainties regarding the interpretation and application of current and future Chinese Mainland laws, regulations, and rules relating to these contractual arrangements.

Shenzhen Xiaoying (VIE), Shenzhen Xintang (VIE), or Beijing Ying Zhong Tong (VIE) were incorporated in the Chinese Mainland and conduct operations in the Chinese Mainland. Shenzhen Ying Zhong Tong (VIE) and Xiaoying Microcredit (VIE) are wholly-owned subsidiaries of Shenzhen Xiaoying (VIE). Shenzhen Ying Ai Gou (VIE) is a wholly-owned subsidiary of Beijing Ying Zhong Tong (VIE). Shenzhen Ying Zhong Tong (VIE), Xiaoying Microcredit (VIE) and Shenzhen Ying Ai Gou (VIE) were incorporated in the Chinese Mainland and conduct operations in the Chinese Mainland.

Contractual Arrangements with Consolidated VIEs and Their Shareholders (“VIE Agreements”)

Due to Chinese Mainland legal restrictions on foreign ownership and investment in, among other areas, valued-added telecommunications, similar to all other entities with foreign incorporated holding company structures operating in our industry in Chinese Mainland, currently conduct these activities mainly through our VIEs and its subsidiaries over which we exercise effective control through contractual arrangements among our VIEs and its shareholders.

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

●	the ownership structure of the VIEs currently are in compliance with Chinese Mainland laws or regulations currently in effect; and
●	the contractual arrangements among the VIEs and the shareholders of the VIEs, governed by Chinese Mainland law currently are valid and binding under Chinese Mainland law, and will not result in any violation of applicable Chinese Mainland laws or regulations currently in effect, except that the pledge of equity in Shenzhen Xintang (VIE) would not be deemed validly created until it is registered with the competent administration for market regulation, and we may not be able to register the pledge of equity in Shenzhen Xintang (VIE), in which case we must rely on the equity pledge agreement to enforce the pledge.

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

Equity Pledge Agreements. Pursuant to the Equity Pledge Agreements among Beijing WFOE, each of the VIEs and the shareholders of each of the VIEs, those shareholders have pledged 100% equity interest in the VIEs to Beijing WFOE to guarantee the performance by the VIEs and its shareholders of their obligations under the Shareholders’ Voting Rights Proxy Agreements, the Equity Pledge Agreements and the Exclusive Business Corporation Agreements. If the VIEs or those shareholders breach their contractual obligations under these agreements, Beijing WFOE, as pledgee, will have the right to dispose of the pledged equity interests in the VIEs and will have priority in receiving the proceeds from such disposal. Those shareholders also agree that, unless the contractual obligations as defined in the Equity Pledge Agreements are fully performed by them or the secured debts under the Equity Pledge Agreements are paid in full (whichever later), they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. We have completed the registration of the pledge of equity interests in Beijing Ying Zhong Tong (VIE) and Shenzhen Xiaoying (VIE) with the competent administration for market regulation. As of the date of this annual report, the pledge of equity interest in Shenzhen Xintang (VIE) has not been registered with the competent administration for market regulation and we may not be able to register the pledge of equity in Shenzhen Xintang (VIE).

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

Agreements that provide us with the option to purchase the equity interests in the VIEs

Exclusive Call Option Agreements. Pursuant to the Exclusive Call Option Agreements among Beijing WFOE, each of the VIEs and their shareholders, their shareholders irrevocably granted Beijing WFOE or any third party designated by Beijing WFOE an exclusive option to purchase all or part of their equity interests in the VIEs at the lowest price permitted by applicable Chinese Mainland laws. Those shareholders further undertake that they will neither create any pledge or encumbrance on their equity interests in the VIEs, nor transfer, gift or otherwise dispose of their equity interests in the VIEs to any person other than Beijing WFOE or its designated third party. Without Beijing WFOE or its designated third party’s prior written consent, those shareholders agree not to, among other things, amend its articles of association, increase or decrease the registered capital, permit the VIEs to enter into transactions which materially and adversely affect the VIEs’ assets, liabilities, business operations, equity interests and other legal interests, or merge with any other entities or make any investments, or distribute dividends. For the agreements among Beijing WFOE, each of the VIEs and their shareholders, these agreements will remain effective for ten years. Unless notified by Beijing WFOE, the parties to these agreements shall extend the term of these agreements for another ten years.

4.D. Property, Plant and Equipment

Our corporate headquarters are located in Shenzhen, where we lease an area of approximately 5,074 square meters as of the date of this annual report. We also lease office space of approximately 1,400 square meters in Beijing and office space of approximately 1,022 square meters in Shanghai. We lease our premises from third parties under operating lease agreements. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

5.A. Operating Results

Key Factors Affecting Our Results of Operations

Economic Conditions and Regulatory Environment in China

The demand for personal finance services from prime borrowers depends on the overall economic conditions in Chinese Mainland. General economic factors, including the interest rate environment and unemployment rates, may have impacts on borrowers’ willingness to seek loans. For example, significant increases in interest rates could lead to prospective borrowers to defer obtaining loans as they wait for interest rates to decrease. Additionally, a slowdown in the economy, resulting in a rise in unemployment rate and possibly a decrease in real income, may affect individuals’ level of disposable income. This may affect borrowers’ repayment capability and their willingness to seek loans, which may potentially affect the delinquency rates.

The regulatory environment for the online personal finance industry in Chinese Mainland is developing and evolving, creating both challenges and opportunities that could affect our financial performance. Due to the relatively short history of online personal finance industry in Chinese Mainland, a comprehensive regulatory framework governing our industry is under development by the Chinese Mainland government. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry” for details. While new laws and regulations or changes to existing laws and regulations could make facilitating loans to borrowers more difficult or expensive, or making such loan products more difficult for institutional funding partners to accept or on terms favorable to us, these events could also provide new product and market opportunities. We will continue to diversify our funding sources, expand our loan product and service mix, and enhance our risk management to support our business growth.

Size of Borrower Base and Engagement

Our revenues are dependent on our ability to acquire new borrowers and retain existing borrowers. The size of our borrower base directly affects the total amount of loans we facilitate and in turn the service fees that we collect. The number of active borrowers on our platform increased from 2,371,537 borrowers in 2021 to 3,326,774 borrowers in 2022, and then further increased to 4,495,997 borrowers in 2023, of which 1,543,794 or 65.1%, 2,100,641 or 63.1%, and 2,853,149 or 63.5% were new borrowers, respectively. In 2021, 2022 and 2023, we have facilitated RMB51,859 million, RMB73,655 million and RMB105,557 million of loans on our platform, respectively. We are a leading player in the online personal finance industry. To date, we rely on attractive fee rates, products and services to acquire new borrowers. We also utilize various marketing efforts to attract and retain borrowers. A change in our ability to attract or retain borrowers, or a change in the acquisition cost of such borrowers, may potentially affect our revenue and profitability.

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

Ability to Maintain Effective Risk Management

Our ability to effectively assess the credit risk of borrowers and classify borrowers into appropriate risk profiles impacts our ability to attract and retain borrowers and institutional funding partners, both of which directly relate to users’ confidence in our platform. The delinquency rate for all outstanding loans on our platform that were 31-60 days past due decreased from 1.48% as of December 31, 2021 to 1.02% as of December 31, 2022, and then increased to 1.57% as of December 31, 2023. The primary reasons for the increase of the delinquency rates in 2023 include (i) the challenge due to the slow recovery of Chinese Mainland’s macroeconomy and (ii) the intensification of competition in the industry. We intend to optimize our fraud detection capabilities, improve accuracy of our credit scoring model and enhance our collection effectiveness on a continuing basis through the combination of our big-data analytical capabilities and the increasing amount of data we accumulate through our operations. See “Item 4. Information on the Company—4.B. Business Overview—Risk Management” for details.

Ability to Maintain Stable Funding Sources and Diversify and Expand Our Funding Channels

Our revenue is dependent on our ability to maintain stable funding sources and diversify and continuously expand our funding sources. At the end of 2019, we ceased funding our loan products from our individual investors through Xiaoying Wealth Management platform. We actively expanded institutional funding, such as banks, consumer finance companies, trust companies and other institutions, and achieved 100% institutional funding for the new loans facilitated by the end of the second quarter of 2020. In May 2021, we obtained a network microcredit license from the Local Financial Regulatory Bureau of Shenzhen Municipality and started online microcredit business in July 2021. The availability of funds affects our liquidity and the amount of transactions that we will be able to facilitate. In 2021, 98.0% of the total funding for loans we facilitated were provided by institutional funding partners, 2.0% were provided by our own funds. In 2022, 97.3% of the total funding for loans we facilitated were provided by institutional funding partners, 2.7% were provided by our own funds. In 2023, 97.2% of the total funding for loans we facilitated were provided by institutional funding partners, 2.8% were provided by our own funds.

Relationship with Financial Institutional cooperators

Our collaboration with financial institutional cooperators is an important factor affecting our results of operations. We benefit from the protection of credit insurance or guarantee service which is provided by our financial institutional cooperators to investors or institutional funding in the event of borrower’s default. Substantially all of our financial institutional cooperators have at least AA credit rating issued by rating companies including China Lianhe Credit Rating Co., Ltd., China Chengxin Credit Management Co., Ltd., Xiamen Lianhe Credit Information Service Co., Ltd and Fujian China Chengxin Credit Rating Consulting Co., Ltd. Our financial institutional cooperators provide services covering both the North China and South China areas, most of which have a registered capital of more than RMB1 billion. Our financial institutional cooperators’ strong brand recognition in China assists us in expanding our institutional funding base at reasonable expenses.

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

We cooperated with Shenzhen Xintang (VIE) to provide guarantees for certain loan products that we facilitate in the past. Shenzhen Xintang (VIE) did not renew its financing guarantee license in 2022.We settled the remaining business of Shenzhen Xintang (VIE) in the first quarter of 2023. Shenzhen Xintang (VIE) no longer guarantees any loan products. In 2023, one of our Chinese Mainland subsidiaries, Tianjin Yuexin that holds the financing guarantee license, cooperated with external financing guarantee companies, where Tianjin Yuexin assumes 20% of the guarantee liability, and the external financing guarantee company assumes 80% of the guarantee liability. See “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with Financial Institutional Cooperators “ for details. We have expanded our cooperation with high-quality external financing guarantee companies that provide guarantee services to protect institutional funding partners from losses incurred from borrowers’ defaults and charge guarantee fees from borrowers. A portion of guarantee fees will be subsequently paid to us by the external financing guarantee companies as the service fee. We may consider introducing other funding protection arrangements. We cannot assure you that new arrangements would be perceived by our financial institutional cooperators or institutional funding partners, which may have adverse impact on our business operations.

Loan Performance

Delinquency Rate by Balance of Xiaoying Credit Loan

We define delinquency rate as the balance of the outstanding principal and accrued outstanding interest for loans that were 31 to 60 days past due as a percentage of the total balance of outstanding principal and accrued outstanding interest for the loans we facilitated as of a specific date. Loans that are delinquent for more than 60 days are charged-off and excluded in the calculation of delinquency rate by balance. The following table provides the delinquency rates for Xiaoying Credit Loan as of the respective dates indicated.

	December 31,
	2021	2022	2023
Delinquent for 31-60 days	1.48%	1.02%	1.57%

To make the delinquency rate by balance comparable to our peers, we also define the delinquency rate as the balance of the outstanding principal and accrued outstanding interest for loans that were 31 to 90 and 91 to 180 days past due as a percentage of the total balance of outstanding principal and accrued outstanding interest for the loans we facilitated as of a specific date. Loans that are delinquent for more than 180 days are excluded in the calculation of delinquency rate by balance. The following table provides the delinquency rates for Xiaoying Credit Loan as of the respective dates indicated.

	Delinquent for
	31 - 90 days	91 - 180 days
December 31, 2021	2.65%	2.62%
December 31, 2022	1.79%	1.94%
December 31, 2023	2.81%	3.12%

The delinquency rate for Xiaoying Credit Loan that were 31-60 days past due decreased from 1.48% as of December 31, 2021 to 1.02% as of December 31, 2022, and then increased to 1.57% as of December 31, 2023. The delinquency rate for Xiaoying Credit Loan that were 31-90 days past due decreased from 2.65% as of December 31, 2021 to 1.79% as of December 31, 2022, and then increased to 2.81% as of December 31, 2023. The delinquency rate for Xiaoying Credit Loan that were 91-180 days past due decreased from 2.62% as of December 31, 2021 to 1.94% as of December 31, 2022, and then increased to 3.12% as of December 31, 2023. The primary reasons for the increase of the delinquency rates in 2023 include (i) the challenge due to the slow recovery of Chinese Mainland’s macroeconomy and (ii) the intensification of competition in the industry.

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

The following chart displays the historical cumulative 91-day plus past due delinquency rates by loan origination vintage for all continuing Xiaoying Credit Loan facilitated through our platform up to December 31, 2023.

Delinquency Rate by Vintage of Xiaoying Credit Loan
91+ days
10.00%
9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
0
1
2
3
4
5
6
7
8
9
10
11
12
2019Q1
2019Q2
2019Q3
2019Q4
2020Q1
2020Q2
2020Q3
2020Q4
2021Q1
2021Q2
2021Q3
2021Q4
2022Q1
2022Q2
2022Q3
2022Q4
2023Q1
2023Q2
2023Q3
2023Q4

The change in such delinquency rate of Xiaoying Credit Loan was primarily due to (i) the challenge due to the slow recovery of Chinese Mainland’s macroeconomy and (ii) the intensification of competition in the industry.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues
Loan facilitation service	2,545,593	70.2%	2,044,344	57.4%	2,740,974	386,058	56.9%
Post-origination service	315,590	8.7%	372,451	10.5%	596,582	84,027	12.4%
Financing income	671,901	18.5%	966,277	27.1%	1,137,336	160,190	23.6%
Guarantee income	—	—	—	—	24,497	3,450	0.5%
Other revenue	93,381	2.6%	179,878	5.0%	315,495	44,436	6.6%
Total net revenue	3,626,465	100.0%	3,562,950	100.0%	4,814,884	678,161	100.0%
Operating costs and expenses:
Origination and servicing	1,963,006	54.1%	2,126,742	59.7%	2,869,845	404,209	59.6%
General and administrative	187,858	5.2%	171,524	4.8%	186,515	26,270	3.9%
Sales and marketing	20,830	0.6%	15,448	0.4%	12,539	1,766	0.3%
(Reversal of) provision for contingent guarantee liabilities	(24)	(0.0)%	(14,000)	(0.4)%	67,520	9,510	1.4%
Provision for accounts receivable and contract assets	77,248	2.1%	21,836	0.6%	12,234	1,723	0.3%
Reversal of provision for loan receivable from Xiaoying Housing Loans	(378)	(0.0)%	(6,066)	(0.2)%	(4,213)	(593)	(0.1)%
Provision for loans receivable from Xiaoying Credit Loans and other loans	76,395	2.1%	164,642	4.6%	233,350	32,867	4.8%
Impairment losses on deposits to institutional cooperators:
(Reversal of) provision for credit losses on deposits to institutional cooperators	(8,291)	(0.2)%	1,296	0.0%	(674)	(95)	(0.0)%
(Reversal of) provision of credit losses for other financial assets	(1,223)	(0.0)%	(765)	(0.0)%	86	12	0.0%
Total operating expenses	2,315,421	63.9%	2,480,657	69.5%	3,377,202	475,669	70.1%
Income (loss) from operations	1,311,044	36.1%	1,082,293	30.5%	1,437,682	202,492	29.9%
Interest income (expense), net	19,709	0.5%	3,756	0.1%	(20,365)	(2,868)	(0.4)%
Foreign exchange gain(loss)	5,147	0.1%	(19,963)	(0.6)%	(4,023)	(567)	(0.1)%
Income (loss) from financial investments	—	—	20,900	0.6%	(12,225)	(1,722)	(0.3)%
Impairment losses on financial investments	—	—	(8,875)	(0.2)%	—	—	—
Impairment losses on long-term investments	—	—	(26,866)	(0.8)%	(46,771)	(6,588)	(1.0)%
Change in fair value of financial guarantee derivative	(170,339)	(4.7)%	137,654	3.9%	24,966	3,516	0.5%
Fair value adjustments related to Consolidated Trusts	(7,267)	(0.2)%	(6,168)	(0.2)%	(531)	(75)	(0.0)%
Other income, net	32,506	1.0%	40,724	1.1%	24,351	3,430	0.5%
Income before income taxes and gain (loss) from equity in affiliates	1,190,800	32.8%	1,223,455	34.4%	1,403,084	197,618	29.1%
Income tax expense	(368,735)	(10.2)%	(389,358)	(10.9)%	(249,438)	(35,133)	(5.2)%
Gain (loss) from equity in affiliates, net of tax	3,342	0.1%	(22,102)	(0.6)%	33,148	4,669	0.7%
Net income	825,407	22.7%	811,995	22.9%	1,186,794	167,154	24.6%

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net Revenues

The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented:

	For the Year Ended December 31,
	2022		2023
	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues
Loan facilitation service	2,044,344	57.4%	2,740,974	386,058	56.9%
Post-origination service	372,451	10.5%	596,582	84,027	12.4%
Financing income	966,277	27.1%	1,137,336	160,190	23.6%
Guarantee income	—	—	24,497	3,450	0.5%
Other revenue	179,878	5.0%	315,495	44,436	6.6%
Total net revenue	3,562,950	100.0%	4,814,884	678,161	100.0%

Loan Facilitation Service

Loan facilitation service fees increased from RMB2,044.3 million in 2022 to RMB2,741.0 million (US$386.1 million) in 2023, primarily due to an increase in the total loan amount facilitated this year compared with 2022.

Post-origination Service

Post-origination service fees increased from RMB372.5 million in 2022 to RMB596.6 million (US$84.0 million) in 2023, primarily due to the cumulative effect of increased volume of loans facilitated during the year. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

Financing Income

Financing income increased from RMB966.3 million in 2022 to RMB1,137.3 million (US$160.2 million) in 2023, primarily due to an increase in average loan balances compared with 2022.

Guarantee income

Guarantee income increased from nil in 2022 to RMB24.5 million (US$3.5 million) in 2023. Guarantee income generated from financing guarantee business operated by a subsidiary which holds the financing guarantee license and commenced the financing guarantee business in 2023.

Other Revenue

Other revenue increased from RMB179.9 million in 2022 to RMB315.5 million (US$44.4 million) in 2023, primarily due to an increase in referral service fee for introducing borrowers to other platforms.

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our total revenues, for the periods presented.

	For the Year Ended December 31,
	2022		2023
	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating costs and expenses:
Origination and servicing	2,126,742	59.7%	2,869,845	404,209	59.6%
General and administrative	171,524	4.8%	186,515	26,270	3.9%
Sales and marketing	15,448	0.4%	12,539	1,766	0.3%
(Reversal of) provision for contingent guarantee liabilities	(14,000)	(0.4)%	67,520	9,510	1.4%
Provision for accounts receivable and contract assets	21,836	0.6%	12,234	1,723	0.3%
Reversal of provision for loan receivable from Xiaoying Housing Loans	(6,066)	(0.2)%	(4,213)	(593)	(0.1)%
Provision for loans receivable from Xiaoying Credit Loans and other loans	164,642	4.6%	233,350	32,867	4.8%
(Reversal of) provision for credit losses on deposits to institutional cooperators	1,296	0.0%	(674)	(95)	(0.0)%
(Reversal of) provision for credit losses for other financial assets	(765)	(0.0)%	86	12	0.0%
Total operating expenses	2,480,657	69.5%	3,377,202	475,669	70.1%

Origination and servicing expenses

Origination and servicing expenses increased from RMB2,126.7 million in 2022 to RMB2,869.8 million (US$404.2 million) in 2023, primarily due to the following factors: (i) an increase in commission fees and collection expenses resulting from the increase in total loan amount facilitated and originated this year, and (ii) an increase in interest expenses as a result of an increase in payable to institutional funding partners and investors.

General and administrative expenses

General and administrative expenses increased from RMB171.5 million in 2022 to RMB186.5 million (US$26.3 million) in 2023, primarily due to the increase in labor costs, and partially offset by decrease in share-based compensation expenses.

Sales and marketing expenses

Sales and marketing expenses decreased from RMB15.4 million in 2022 to RMB12.5 million (US$1.8 million) in 2023, primarily due to the decrease in marketing and advertisement expenses.

Provision for contingent guarantee

Provision for contingent guarantee liabilities in 2023 was RMB67.5 million (US$9.5 million) due to an increase in guarantee liability arising from financing guarantee business operated by a subsidiary which holds the financing guarantee license and commenced the financing guarantee business in 2023.

Provision for Accounts Receivable and Contract Assets

Provision for accounts receivable and contract assets decreased from RMB21.8 million in 2022 to RMB12.2 million (US$1.7 million) in 2023, primarily due to a decrease in accounts receivable and contract assets generated from business of Shenzhen Xintang (VIE) as our company group settled the remaining business in the first quarter of 2023.

Provision for loans receivable from Xiaoying Credit Loans and other loans

Provision for loan receivables from Xiaoying Credit Loans and other loans increased from RMB164.6 million in 2022 to RMB233.4 million (US$32.9 million) in 2023, primarily due to an increase in loans receivable held by the Company as a result of the increase in the total loan amount facilitated and originated this year and in estimated default rate compared with 2022.

Change in Fair Value of Financial Guarantee Derivative

From September 2017, our exposure for loans newly facilitated is limited to the contractual guarantee fee that we cannot collect under the agreement from the borrower, through Shenzhen Xintang (VIE), as a result of default or prepayment but are still obligated to compensate our financial institutional cooperators based on the contractual guarantee fee up to the pre-agreed cap. The financial guarantee is accounted for as a derivative. Change in fair value of financial guarantee derivative decreased from RMB137.7 million in 2022 to RMB25.0 million (US$3.5 million) in 2023, primarily due to the decline in fair value gain realized as a result of the release of guarantee obligation in 2023 as our company group settled the remaining business of Shenzhen Xintang (VIE) in the first quarter of 2023.

Fair Value Adjustment Related to Consolidated Trusts

Fair value adjustment related to the Consolidated Trusts consists of the net change in the fair value of loans and payables to investors in the Consolidated Trusts. Our company group has elected the fair value option for the loan assets and liabilities of the Consolidated Trusts that formed before December 31, 2021, which otherwise would not have been carried at fair value. The business of Consolidated Trusts that formed before December 31, 2021 have been ceased by the end of 2023 and loss of fair value adjustments related to Consolidated Trusts decreased from RMB6.2 million in 2022 to RMB0.5 million (US$0.1 million) in 2023.

Income Tax Expense

Income tax expense decreased from RMB389.4 million in 2022 to RMB249.4 million (US$35.1million) in 2023, primarily due to the decrease of valuation allowance as a result of a change in judgment about the ability of our company group to utilize a beginning-of-the-year deferred tax asset in future years.

Net Income

As a result of the foregoing, our net income increased from RMB812.0 million in 2022 to RMB1,186.8 million (US$167.2 million) in 2023.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net Revenues

The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented:

	For the Year Ended December 31,
	2021		2022
	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues
Loan facilitation service	2,545,593	70.2%	2,044,344	296,402	57.4%
Post-origination service	315,590	8.7%	372,451	54,000	10.5%
Financing income	671,901	18.5%	966,277	140,097	27.1%
Other revenue	93,381	2.6%	179,878	26,080	5.0%
Total net revenue	3,626,465	100%	3,562,950	516,579	100.0%

Loan Facilitation Service

Loan facilitation service fees decreased from RMB2,545.4 million in 2021 to RMB2,044.3 million (US$296.4 million) in 2022, primarily due to a decrease in average total borrowing cost of the borrowers; and also partially offset by an increase in the total loan amount facilitated this year compared with 2021.

Loan facilitation service fees under the intermediary model decreased from RMB0.2 million in 2021 to nil in 2022, due to the fact that all of the institutional funding partners invested their funds in the loans facilitated and/or the trust model, depending on their investment strategies.

Post-origination Service

Post-origination service fees increased from RMB315.6 million in 2021 to RMB372.5 million (US$54.0 million) in 2022, primarily due to the cumulative effect of increased volume of loans facilitated during the year. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

Financing Income

Financing income increased from RMB671.9 million in 2021 to RMB966.3 million (US$140.1 million) in 2022, primarily due to an increase in average loan balances compared with 2021.

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

Discussion of Key Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheet as of December 31, 2021, 2022 and 2023. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Assets
Cash and cash equivalents	584,762	602,271	1,195,352	168,362
Restricted cash	407,276	404,689	749,070	105,504
Accounts receivable and contract assets, net	747,480	1,161,912	1,659,588	233,748
Loans receivable from Xiaoying Credit Loans and other loans, net	2,484,073	3,810,393	4,947,833	696,888
Loan receivable from Xiaoying Housing Loans, net	12,083	10,061	8,657	1,219
Loans at fair value	389,679	120,280	—	—
Deposits to institutional cooperators, net	1,500,407	1,770,317	1,702,472	239,788
Prepaid expenses and other current assets, net	213,127	71,082	48,768	6,869
Financial guarantee derivative	11,817	—	—	—
Deferred tax assets, net	274,869	88,428	135,958	19,149
Long-term investments	560,038	495,995	493,411	69,496
Financial investments	82,844	192,620	608,198	85,663
Property and equipment, net	6,188	5,861	8,642	1,217
Intangible assets, net	36,817	36,550	36,810	5,185
Other non-current assets	31,279	67,204	55,265	7,784
Total Assets	7,342,739	8,837,663	11,650,024	1,640,872
Liabilities
Payable to investors at fair value	462,714	141,289	—	—
Payable to investors and institutional funding partners at amortized cost	1,487,379	2,627,910	3,584,041	504,802
Guarantee liabilities	—	—	61,907	8,719
Financial guarantee derivative	565,953	107,890	—	—
Deferred guarantee income	—	—	46,597	6,563
Short-term borrowings	166,500	70,209	565,000	79,579
Accrued payroll and welfare	44,605	63,681	86,771	12,221
Other taxes payable	219,544	255,691	289,821	40,820
Income taxes payable	117,148	270,089	446,500	62,888
Deposit payable to channel cooperators	21,012	19,700	19,700	2,775
Dividend payable	—	—	59,226	8,342
Accrued expenses and other current liabilities	268,967	476,035	575,727	81,089
Other non-current liabilities	12,022	51,193	37,571	5,292
Deferred tax liabilities	—	722	30,040	4,231
Total Liabilities	3,365,844	4,084,409	5,802,901	817,321

Accounts receivable and contract assets, net. Accounts receivable and contract assets consist primarily of the service fees earned from our customers. Our accounts receivable and contract assets increased from RMB1,161.9 million as of December 31, 2022 to RMB1,659.6 million (US$233.7 million) as of December 31, 2023, primarily due to an increase in the total loan amount facilitated of Xiaoying Card Loan in 2023 compared with 2022. Our accounts receivable and contract assets increased from RMB747.5 million as of December 31, 2021 to RMB1,161.9 million as of December 31, 2022.

Loans receivable from Xiaoying Credit Loans and other loans, net. Loans receivable from Xiaoying Credit Loans and other loans consist primarily of loans facilited through the Consolidated Trusts and Partnerships and loans provided by Xiaoying Microcredit (VIE). Our loans receivable from Xiaoying Credit Loans and other loans increased from RMB3,810.4 million as of December 31, 2022 to RMB4,947.8 million (US$696.9 million) as of December 31, 2023, primarily due to an increase in loans facilitated through Consolidated Trusts and Partnerships and an increase in loans provided by our own fund from our microcredit business. Our loans receivable from Xiaoying Credit Loans and other loans increased from RMB2,484.1 million as of December 31, 2021 to RMB3,810.4 million as of December 31, 2022.

Loans at fair value. Loans at fair value consist primarily of the loans underlying our Consolidated Trusts. Our loans at fair value decreased from RMB120.3 million as of December 31, 2022 to nil as of December 31, 2023, primarily due to the termination of the Consolidated Trusts administered by unrelated third party trust companies that were offered to investors through our Consolidated Trust business. Our loans at fair value decreased from RMB389.7 million as of December 31, 2021 to RMB120.3 million as of December 31.

Deposits to institutional cooperator,net. Deposits to cooperators relate to the pledged cash to our financial institutional cooperators and the amount of deposit is separately agreed with each institutional cooperator. The deposits paid to our financial institutional cooperators slightly decreased from RMB1,770.3 million as of December 31, 2022 to RMB1,702.5 million (US$239.8 million) as of December 31, 2023. The deposits paid to our financial institutional cooperators increased from RMB1,500.4 million as of December 31, 2021 to RMB1,700.3 million as of December 31, 2022.

Prepaid expenses and other current assets, net. Prepaid expenses and other current assets decreased from RMB71.1 million as of December 31, 2022 to RMB48.8 million (US$6.9 million) as of December 31, 2023, primarily due to the decrease of dividend receivable amounting to RMB15 million and the decrease of prepaid expenses to various service providers in 2023. Prepaid expenses and other current assets decreased from RMB213.1 million as of December 31, 2021 to RMB71.1 million as of December 31, 2022.

Financial investment. Financial investment mainly consists of investments in Venture captial funds whose strategies are research driven and long-term investment preference, and investments in several U.S. Treasury bills with original maturities over three months and wealth management products for the purposes of benefiting our financial position. Our financial investments increased from RMB192.6 million in 2022 to RMB608.2 million (US$85.7 million) in 2023, primarily due to the remaining capital contributions made to Venture captial funds in 2023 and the increase of investments in the U.S. Treasury bills and wealth management products.

Payable to investors at fair value. Payable to investors at fair value decreased from RMB141.3 million as of December 31, 2022 to nil as of December 31, 2023, primarily due to the termination of the Consolidated Trusts administered by unrelated third party trust companies that were offered to investors and institutional funding partners through our Consolidated Trust business. Our payable to investors at fair value were RMB462.7 million and RMB141.3 million as of December 31, 2021 and 2022, respectively.

Payable to investors and institutional funding partners at amortized cost. Payable to investors and institutional funding partners at amortized cost consist primarily of the proceeds received from the trust partners and investors through consolidated trust and partnerhips. Our payable to investors and institutional funding partners at amortized cost was RMB2,627.9 million and RMB3,584.0 million (US$504.8 million) as of December 31, 2022 and 2023 respectively, primarily due to an increase in the transaction volume in 2023. Our payable to investors and institutional funding partners at amortized cost was RMB1,487.4 million and RMB2,627.9 million as of December 31, 2021 and 2022 respectively.

Financial Guarantee Derivative. From September 2017, our exposure for loans newly facilitated is limited to the contractual guarantee fee that we cannot collect under the agreement from the borrower, through Shenzhen Xintang (VIE), as a result of default or prepayment but are still obligated to compensate our financial institutional cooperators based on the contractual guarantee fee up to the pre-agreed cap. The financial guarantee is accounted for as a derivative. The derivative liability is increased by the guarantee fees collected from the borrowers upon receipt as we expect all the fees to be ultimately paid to our financial institutional cooperators. When we settle the guarantee liability through performance of the guarantee by making payments to our financial institutional cooperators, we record a corresponding deduction to the derivative liability. As of December 31, 2021, financial guarantee derivatives had an asset position of RMB11.8 million, primarily due to the time lag between the payments to certain financial institutional cooperators and the collection of monthly guarantee service fees from borrowers. The cumulative amount paid to those financial institutional cooperators was greater than the cumulative monthly guarantee service fees collected from borrowers. The excess is expected to be fully collected from the borrowers during the remaining term of the underlying loans. As of December 31, 2021 and 2022, financial guarantee derivatives has a liability position of RMB566.0 millionand RMB107.9 million, respectively. Since Shenzhen Xintang (VIE) did not renew its financing guarantee license in 2022, our company group settled the remaining business of Shenzhen Xintang (VIE) in the first quarter of 2023 with no outstanding balance of financial guarantee derivative as of December 2023.

Deferred guarantee income. Deferred guarantee income increased from nil in 2022 to RMB46.6 million (US$6.6 million) in 2023, primarily due to a subsidiary of ours which holds the financing guarantee license, commenced the financing guarantee business in 2023.

Short-term borrowings. Short-term borrowings increased from RMB70.2 million in 2022 to RMB565.0 million (US$79.6 million) in 2023, primarily due to us setting up several loans during 2023 to support our daily operations. Short-term borrowings decreased from RMB166.5 million in 2021 to RMB70.2 million in 2022.

Dividend payable. Dividend payable represents the dividends payable to our U.S. shareholders. Our board of directors announced a semi-annual dividend of US$0.17 per ADS for the second half of 2023, which will be settled to shareholders in May 2024, therefore, dividend payable increased from nil in 2022 to RMB59.2 million (US$8.3 million) in 2023.

Accrued expenses and other current liabilities. Accrued expenses and other current liabilities increased from RMB476.0 million in 2022 to RMB575.7 million (US$81.1 million) in 2023, primarily due to the increase in commission fee payable and transaction cost payable resulting from the increase in total loan amount facilitated and originated in 2023. Accrued expenses and other current liabilities increased from RMB269.0 million in 2021 to RMB476.0 million in 2022.

Hyperinflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index were increases of 1.5% and 1.8% for December 2021 and 2022, respectively, and decrease of 0.3% for December 2023. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future. There was no hyperinflation that impacted the operations of company in the past three fiscal years.

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

Chinese Mainland

Our subsidiaries, VIEs and subsdiaries of the VIEs established in the Chinese Mainland are subject to an income tax rate of 25% in the years presented. As stipulated by the Taxation Law of PRC, (i) one of our major consolidated subsidiaries was recognized as a qualified enterprise eligible to enjoy the preferential income tax rate of 15% from 2020 to 2022 and renewed its qualification until 2025; and (ii) one VIE and one subsidiary of us operated in a specific preferential tax jurisdiction and were thereby eligible to be levied at the reduced income tax rate of 15% from 2020 to 2025 and from 2023 to 2025, respectively.

We are subject to value added tax, or VAT, at a rate of 6% on the services we provide to borrowers, investors and institutional funding partners, and at a rate of 13% on the commodities we sold on our online shopping mall, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with Chinese Mainland law. VAT has been phased in since May 2012 to replace the business tax that was previously applicable to the services we provide. During the periods presented, we were not subject to business tax on the services we provide.

Dividends paid by our wholly foreign-owned subsidiary in Chinese Mainland to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the Chinese Mainland and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.

If our holding company in the Cayman Islands or any of our subsidiaries outside of Chinese Mainland were deemed to be a “resident enterprise” under the Law of the PRC on Enterprise Income Tax, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—We may be treated as a resident enterprise for Chinese Mainland tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to Chinese Mainland income tax on our global income.”

5.B. Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by operating activities and proceeds from issuance and sales of our shares. As of December 31, 2021, 2022 and 2023, we had RMB584.8 million, RMB602.3 million and RMB1,195.4 million (US$168.4 million), respectively, in cash and cash equivalents. In September 2018, we completed an initial public offering of 11,763,478 ADSs (including the ADSs sold upon the exercise of the over-allotment option granted to the underwriters), representing 23,526,956 Class A ordinary shares, resulting in net proceeds to us of approximately US$103.9 million. Our cash and cash equivalents primarily consist of cash on hand, term deposits in banks and three-month U.S. treasury bills. We believe that our current cash and cash equivalents and our anticipated cash flows from operations and financing activities will be sufficient to meet our anticipated working capital requirements and capital expenditures for next 12 months. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of the VIEs, we only have access to cash balances or future earnings of the consolidated variable interest entities through our contractual arrangements with them. See “Item 4. Information on the Company—C. Organizational Structure— Contractual Arrangements with Consolidated VIEs and Their Shareholders (“VIE Agreements”).” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flows Data:
Cash provided by operating activities	449,171	322,702	814,137	114,669
Cash used in investing activities	(2,347,594)	(913,388)	(1,106,334)	(155,824)
Cash provided by financing activities	1,301,312	576,351	1,227,458	172,884
Net increase (decrease) in cash and cash equivalents, and restricted cash	(606,484)	14,921	937,548	132,051
Cash and cash equivalents, and restricted cash at beginning of year	1,598,523	992,039	1,006,960	141,827
Cash and cash equivalents, and restricted cash at year end	992,039	1,006,960	1,944,508	273,878

Operating Activities

Cash provided by operating activities was RMB814.4 million (US$114.7 million) in 2023. In 2023, the difference between our cash provided by operating activities and our net income of RMB1,186.8 million (US$167.2 million) in 2023 resulted mainly from (i) the increase of accounts receivable and contract assets of RMB509.9 million (US$71.8 million), and (ii) the increase of loan receivable from Xiaoying Credit Loans and other loans provided by Xiaoying Microcredit of RMB577.3 million (US$81.3 million), which were partially offsets by (i) provisions for loans receivable from Xiaoying Credit Loans and other loans of RMB233.4 million (US$32.9 million), (ii) the increase of income taxes payable of RMB176.4 million (US$24.8 million), (iii) the decrease in accrued expenses and other current liabilities of RMB97.3 million (US$13.7 million), (iv) the decrease in deposits to institutional cooperators of RMB68.5 million (US$9.7 million), (v) the increase in guarantee liabilities of RMB61.9 million (US$8.7 million) and (vi) the increase in deferred guarantee income of RMB46.6 million (US$6.6 million).

Cash provided by operating activities was RMB322.7 million (US$46.8 million) in 2022. In 2022, the difference between our cash provided by operating activities and our net income of RMB812.0 million (US$117.7 million) in 2022 resulted mainly from (i) the increase of accounts receivable and contract assets of RMB436.3 million (US$63.3 million),and (ii) the change of financial guarantee derivatives due to the lag between payments to the financing guarantee companies and the collection of monthly guarantee derivative of RMB223.9 million (US$32.5 million), which were partially offsets by (i) the deferred tax expenses of RMB195.6 million (US$28.4 million), (ii) provisions for loans receivable from Xiaoying Credit Loans and other loans of RMB164.6 million (US$23.9 million), and(iii) the decrease in prepaid expenses and other current assets of RMB121.8 million (US$17.7 million) due to the decrease of prepaid expenses to various service providers in 2022.

Cash provided by operating activities was RMB449.2 million (US$70.5 million) in 2021. In 2021, the difference between our cash provided by operating activities and our net income of RMB825.4 million (US$129.5 million) in 2021 resulted mainly from (i) the increase in loans receivable from Xiaoying Credit Loans and other loans of RMB890.4 million (US$139.7 million) provided by our own fund from our microcredit business, (ii) the increase of deposits to institutional cooperators of RMB584.2 million (US$91.7 million), and (iii) the increase of accounts receivable and contract assets of RMB411.4 million (US$64.6 million), which were partially offsets by (i) the change of financial guarantee derivatives due to the lag between payments to the financing guarantee companies and the collection of monthly guarantee derivative of RMB551.3 million (US$86.5 million), (ii) the deferred tax expenses of RMB333.4 million (US$52.3 million), and (iii) the change in fair value of financial guarantee derivative of RMB170.3 million (US$26.7 million).

Investing Activities

Cash used in investing activities was RMB1,106.3 million (US$155.8 million) in 2023, which was primarily attributable to (i) an aggregate amount of RMB9,160.4 million (US$1,290.2 million) for the principal payment of loans at fair value and loans receivables under Consolidated trust and partnership model, and (ii) purchase of financial investments of RMB424.1 million (US$59.7 million), which partially offset by (i) an aggregate amount of RMB8,486.7 million (US$1,195.3 million) for principal collection of loans at fair value and loans receivables under Consolidated trust and partnership model.

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

Cash used in investing activities was RMB2,347.6 million (US$368.4 million) in 2021, which was primarily attributable to (i) an aggregate amount of RMB6,531.7 million (US$1,025.0 million) for the principal payment of loans at fair value and loans receivables under Consolidated partnership model, and origination of loans receivables from Xiaoying Credit Loans and other loans which have been transferred but such transaction does not qualify for sale accounting, (ii) purchase of long-term investment of RMB315.0 million (US$49.4 million), (iii) purchase of financial investments of RMB112.8 million (US$17.7 million), and (iv) loan to a related party of RMB150.0 million (US$23.5 million), which partially offset by (i) an aggregate amount of RMB4,378.3 million (US$687.1 million) for principal collection of loans at fair value and loans receivables under Consolidated partnership model, sale and collection of loans receivables from Xiaoying Credit Loans and other loans of which have been transferred but such transaction does not qualify for sale accounting, (ii) the collection of loans’ earnings rights from a related party of RMB160.0 million (US$25.1 million), and (iii) loan repayment from a related party of RMB150.0 million (US$23.5 million).

Financing Activities

Cash provided by financing activities was RMB1,227.5 million (US$172.9 million) in 2023, which was attributable to by cash receipt from investors and institutional funding partners of RMB3,252.0 million (US$458.0 million) and proceeds from short-term borrowings of RMB802.5 million (US$113.0 million), which was partially offset by (i) cash paid to investors and institutional funding partners of RMB2,437.2 million (US$343.3 million), (ii) repayment of short-term borrowings of RMB307.7 million (US$43.3 million) and (iii) cash paid to repurchase common stocks of RMB24.9 milllion (US$3.5 million).

Cash provided by financing activities was RMB576.4 million (US$83.6 million) in 2022, which was attributable to by cash receipt from investors and institutional funding partners of RMB2,595.8 million (US$376.4 million) and proceeds from short-term borrowings of RMB70.2 million (US$10.2 million), which was partially offset by (i) cash paid to repurchase common stocks of RMB146.7 milllion (US$21.3 million), (ii) cash paid to investors and institutional funding partners of RMB1,776.7 million (US$257.6 million) and (iii) repayment of short-term borrowings of RMB166.5 million (US$24.1 million).

Cash provided by financing activities was RMB1,301.3 million (US$204.2 million) in 2021, which was attributable to by cash receipt from investors related to loans at fair value and institutional funding partners of RMB3,972.7 million (US$623.4 million) and proceeds from short-term bank borrowings of RMB266.5 million (US$41.9 million), which was partially offset by cash paid to investors related to loans at fair value and to institutional funding partners of RMB2,489.1 million (US$390.6 million) and repayment of short-term bank borrowings of RMB450.5 million (US$70.7 million).

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include contractual obligations, including operating lease obligations and short-term borrowings.

The following table sets forth our contractual obligations, including interest payments, as of December 31, 2023:

	Payment Due by Period
		Less than 1			More than 3
	Total	year	1-2 years	2-3 years	years

	(RMB in thousands)
Contractual Obligations:
Operating lease obligations (1)	57,144,872	15,666,317	16,009,686	9,572,584	15,896,285
Short-term borrowings	591,770,972	591,770,972	—	—	—

Note:

(1)	Operating lease obligations represent our obligations for office premises, which include all future cash outflows under ASC Topic 842, Leases. Please see “Leases” under Note 2 to our audited consolidated financial statements

Our remaining subscribed capital contribution in a VC fund was US$2,555,605 by the end of 2023, which has been paid as of the date of this annual report.

Payables to investors and instutiaonal funding partners have been excluded from the table above. We will make such payments to the investors and instutiaonal funding partners if and when we receive the related loan payments from borrowers.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees other than the guarantee liabilities originated from the financial guarantee businesses as of December 31, 2023.

Holding Company Structure

X Financial is a holding company with no material operations of its own. We conduct our operations primarily through our Beijing WFOE and its subsidiaries, variable interest entities and its subsidiaries in Chinese Mainland. As a result, X Financial’s ability to pay dividends depends upon dividends paid by Beijing WFOE. If Beijing WFOE or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in Chinese Mainland is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with Chinese Mainland’s accounting standards and regulations. Under Chinese Mainland’s law, each of our subsidiaries and variable interest entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries may allocate a portion of its after-tax profits based on Chinese Mainland’s accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our variable interest entity may allocate a portion of its after-tax profits based on Chinese Mainland’s accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of Chinese Mainland is subject to examination by the banks designated by SAFE. Our Beijing WFOE will not be able to pay dividends until it generate accumulated profits and meet the requirements for statutory reserve funds or general risk reserves.

5.C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Technology and IT Infrastructure” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E. Critical Accounting Estimates

We consider an accounting estimate to be critical if:

(i)the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and
(ii)changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

Besides accounting estimates defined as critical as above, there are other items within our financial statements that require estimation but are not deemed critical, which are described in more detail in Note 2 – Summary of significant accounting policies. We believe the following critical accounting estimates used in the preparation of our consolidated financial statements require the most difficult, subjective and complex judgments and estimates and have had, or are reasonably likely to have a material impact on our financial condition or results of operations.

Variable considerations of revenue recognition

For the loans facilitated that we collected service fee indirectly through external financing guarantee company or directly from institutional funding partner, our transaction price includes variable consideration in the form of default risk of the borrowers and prepayment risk of the borrowers. We determine the consideration based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination.

We estimate variable consideration for these contracts using the expected value methodology by adjusting the pre-agreed service fees for the loans that we facilitated by expected vintage-based loss rates and expected prepayment rates. When estimates the loss rates and the prepayment rates, we also considers the historical loss or prepayment experience period, the weighted multiple macroeconomic forecast scenarios over the life of the loans and selected economic variables.

The increase in the expected loss rates and expected prepayment rates, of the underlying off-balance sheet loans will result in the decrease in revenue recognized. We update our estimate on a quarterly basis, and any adjustments to the estimate are recognized as adjustments to revenue using the cumulative catch-up method. The revenue recognition is sensitive to our estimates in these factors. Changes in our estimates of these factors may have a significant impact on the revenue recognized.

During the year ended December 31, 2022 and 2023, when our estimates of the expected loss rates and expected prepayment rates for loan facilitation service increased/decreased by 0.5% while holding all other estimates constant, our loan facilitation service revenue would decrease/increase by approximately RMB 51 million and RMB 69 million, respectively. Our estimate of the key assumptions related to revenue recognition did not change significantly throughout the periods presented.

Allowance for credit losses of loans receivables from Xiaoying Credit Loans and other loans

We establishes the Allowance for credit losses (“ACL”) by applying a current expected credit losses methodology, which is based on past events, current conditions, and reasonable and supportable forecasts over the life of the loans. The ACL is measured based on loans that share similar risk characteristics and includes both quantitative and qualitative components. The ACL for loans provided by Xiaoying Microcredit is calculated using vintage-based loss rate and macroeconomic forecast scenario models, and the ACL for loans facilitated through the Consolidated Trusts and Partnerships is calculated using probability of default, loss given default and macroeconomic forecast scenario models. Our qualitative component of the CECL methodology represents our judgment of additional considerations to account for internal and external risk factors that are not adequately measured in the quantitative component, including consideration of idiosyncratic risk factors or other relevant factors.

For the loans provided by Xiaoying Microcredit, during the year ended December 31, 2022 and 2023, when change in one of our estimates or a combined effect of changes of multiple estimates, which results in a 0.5% increase/decrease in the expected loss rates while holding all other estimates constant, there would be approximately RMB 9 million and RMB 7 million, respectively, pre-tax impact to our consolidated results of operations.

For loans facilitated through the Consolidated Trusts and Partnerships, during the year ended December 31, 2022 and 2023, when change in one of our estimates or a combined effect of changes of multiple estimates, which results in a 0.5% increase/decrease in the probability of default while holding all other estimates constant, there would be approximately RMB 14 million and RMB 18 million, respectively, pre-tax impact to our consolidated results of operations.

Our estimate of the key assumptions related to credit losses did not change significantly throughout the periods presented.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Yue (Justin) Tang	53	Chief Executive Officer, Chairman
Kan (Kent) Li	50	President, Director
Frank Fuya Zheng	57	Chief Financial Officer
Yufan (Jason) Jiang	40	Chief Risk Officer
Shaoyong (Simon) Cheng	54	Non-executive Director
Shengwen Rong	55	Independent Director
Zheng Xue	53	Independent Director
Longgen Zhang	59	Independent Director

Mr. Yue (Justin) Tang is our founder, Chief Executive Officer and Chairman of our board of directors. Mr. Tang is responsible for our overall business strategies and operation. Before starting our company group, Mr. Tang co-founded eLong.com, an online travel service company in China in 1999. From 2006 to 2014, Mr. Tang was the founder and managing partner of Blue Ridge China, an investment and consulting company. Mr. Tang received a bachelor’s degree in business administration from Concordia College.

Mr. Kan (Kent) Li has served as our President since May 2021, Director since December 2021 and our Chief Risk Officer from November 2017 to November 2023. Mr. Li joined us in 2015. Prior to that, Mr. Li served as a division director in charge of unsecured loan risk from 2015 to 2017. From September 2008 to November 2015, he served as a manager at Capital One. Mr. Li received his bachelor’s degree and master’s degree in economics from Southwestern University of Economics and Finance.

Mr. Frank Fuya Zheng has served as our Chief Financial Officer since August 2020. Since May 2021, Mr. Zheng has served as an Independent Non-executive Director at Newegg Commerce, Inc. (NASDAQ: NEGG). From April 2020 to May 2021, Mr. Zheng was an independent director of Lianluo Smart Limited (NASDAQ: LLIT) which changed its name to Newegg Commerce, Inc. From 2018 to 2019, Mr. Zheng was an independent director of ChinaCache International Holdings Ltd. Mr. Zheng also served as an independent director of Yingde Gases Group Company (02168.HK) from 2009 to 2017. From 2008 to 2012, Mr. Zheng was the Chief Financial Officer of Cogo Group, Inc., a company previously listed on NASDAQ that provided customized module design solutions and manufactured electronic products in China. Mr. Zheng was also a director of the same company from 2005 to 2012. From 2000 to 2007, Mr. Zheng was Vice President of online travel services at eLong.com, a company previously listed on NASDAQ. Mr. Zheng received a bachelor’s degree in Business Administration majoring in accounting from Baruch College of the City University of New York in 1994.

Mr.Yufan (Jason) Jiang has served as our Chief Risk Officer since November 2023. Mr. Jiang joined us in 2015. Mr. Jiang Yufan has more than 10 years of working experience in the field of personal credit and is proficient in database management and risk strategy development. Before joining us, Mr. Jiang worked in the Credit Card Center of Bank of Communications, responsible for fraud risk management. Mr. Jiang received a bachelor’s degree in Science from University of Shanghai for Science and Technology.

Mr. Shaoyong (Simon) Cheng has served as our Non-executive Director since November 2023, our Executive Director from December 2017 to November 2023 and our Vice Chairman from May 2021 to November, 2023. Mr. Cheng joined us in 2015. Prior to serving as our Vice Chairman, Mr. Cheng served as our President from 2017 to 2021 and Chief Risk Officer from 2015 to 2017. Prior to that, Mr. Cheng served as deputy General Manager in charge of retail lending management at Bank of Communications, senior credit risk manager at HSBC North America and HSBC Asia Pacific. Mr. Cheng also served as head of CEO office and head of business banking at Hang Seng Bank China Limited, and manager at Capital One. Mr. Cheng received a bachelor’s degree and a master’s degree in engineering and a bachelor’s degree in economics from Tsinghua University, a master’s degree in industrial engineering and an MBA degree from University of Southern California.

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

6.B. Compensation

Compensation

For the fiscal year ended December 31, 2023, the aggregate cash compensation and benefits that we paid to our directors and executive officers was approximately RMB10.7 million (US$1.5 million). No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. Each executive officer has also agreed to assign to our company group all his or her inventions, improvements, designs, original works of authorship, formulas, processes, compositions of matter, computer software programs, databases, mask works, concepts and trade secrets which the executive officer may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of the executive officer’s employment with us that are either related to the scope of the employment or make use of the resources of the company. In addition, all executive officers have agreed to be bound by non-competition and non-solicitation restrictions set forth in their agreements. Specifically, each executive officer has agreed to devote all his or her working time and attention to our business and use best efforts to develop our business and interests. Moreover, each executive officer has agreed not to, for a certain period following termination of his or her employment or expiration of the employment agreement: (i) carry on or be engaged, concerned or interested directly or indirectly whether as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with us, (ii) solicit or entice away any of our user, client, representative or agent, or (iii) employ, solicit or entice away or attempt to employ, solicit or entice away any of our officer, manager, consultant or employee.

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

The purpose of the Share Incentive Plan is to enhance our ability to attract and retain the best available personnel for positions of substantial responsibility and to promote the value of the Company, by providing such persons an opportunity to acquire or increase a direct interest in our operations and future success. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Share Incentive Plan is 95,849,500 ordinary shares. The ordinary shares subject to the Share Incentive Plan may be authorized but unissued or reacquired ordinary shares.

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

Administration. The Share Incentive Plan will be administered by (A) our board of directors; or (B) where a committee has been established in the Company, the committee (in either event, the “Administrator”). These administrative powers include, but are not limited to, approving forms of award documents, determining the terms and conditions of any award granted, determining the fair market value of an ordinary share, prescribing, amending and rescinding rules and regulations relating to the Share Incentive Plan and modifying and amending each award.

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

On January 25, 2015, we granted 13,843,645 stock options to employees and executives. On June 29, 2015, we granted 630,000 stock options to certain employees, directors and officers. On May 3, 2016, we granted 7,425,000 stock options to certain employees, directors and officers. On October 11, 2017, we granted 16,616,000 stock options to certain employees and senior management. On April 30, 2018, we granted 841,054 stock options to certain employees and senior management. On May 9, 2018, we granted 40,000,000 stock options to certain senior management. The exercise price of such 40,000,000 stock options is US$4.75, the offering price per share of our initial public offering, and such options have become exercisable upon the completion of our initial public offering and in accordance with the vesting schedule, which is specified in the relevant award agreement. On October 31, 2018, we granted 475,000 stock options to certain employees. On April 15, 2019, we granted 150,000 restricted stock units to certain directors, which are subject to the vesting schedule specified in the relevant award agreement. On April 30, 2019, we granted 155,000 stock options to certain employees. On November 20, 2019, we granted 1,789,400 restricted stock units to certain employees. On August 13, 2019 and November 20, 2019, the Board of Directors decided to cancel 1,500,000 and 250,000 of unvested options of certain senior managements and concurrently granted 1,500,000 and 250,000 of restricted stock units as replacement awards to the senior managements. On January 21, 2020, we granted 4,600,000 restricted stock units to certain employees and officers. On April 30, 2020, we granted 673,300 restricted stock units to certain employees. On October 31, 2020, we granted 550,000 restricted stock units to certain employees. On November 10, 2021, we granted 26,657,998 restricted stock units to certain senior managements and employees. On November 10, 2021, the Board of Directors decided to cancel 9,429,984 of unvested share options granted to certain senior management. On March 3, 2022, the Board of Directors of granted 810,000 restricted stock units to certain directors. On December 1, 2023, the Board of Directors of X Financial granted 180,000 restricted stock units to certain directors. The restricted stock units shall vest over a period of three years.

The table below summarizes, as of the date of this annual report, the awards we have granted (excluding those cancelled, forfeited or expired) to our directors and executive officers.

		Ordinary Shares				Option
		Underlying	Option Exercise			Expiration
Name	Position	Options Awarded	Price		Grant Date	Date
Yue (Justin) Tang	Chief Executive	3,803,645	US$	0.04	January 25, 2015	January 24, 2025
	Officer and
	Chairman
		24,000,000	US$	4.75	May 9, 2018	May 8, 2023
		6,000,000	US$	0	November 10, 2021	November 10, 2031
Shaoyong (Simon) Cheng	Non-execeutive	*	US$	0.04	May 3, 2016	May 2, 2026
	Director
		*	US$	0.04	October 11,2017	October 10,2027
		*	US$	4.75	May 9, 2018	May 8,2023
		*	US$	0	January 21,2020	January 19,2030
Frank Fuya Zheng	Chief Financial Officer	*	US$	0	October 31,2020	October 30,2030
		*	US$	0	November 10, 2021	November 10, 2031
Kan (Kent) Li	President and	*	US$	0.04	May 3, 2016	May 2,2026
	Director	*	US$	1.575	October 11, 2017	October 10, 2027
		*	US$	4.75	May 9, 2018	May 8, 2023
		*	US$	0	January 21, 2020	January 19, 2030
		*	US$	0	November 10, 2021	November 10, 2031
Yufan (Jason) Jiang	Chief Risk Officer	*	US$	0.04	May 3, 2016	May 2, 2026
		*	US$	0.04	October 11, 2017	October 10, 2027
		*	US$	0	November 20, 2019	November 20, 2029
		*	US$	0	April 30, 2020	April 30, 2030
		*	US$	0	November 10, 2021	November 10, 2031
Shengwen Rong	Independent Director	*	US$	0	April 15,2019	—
		*	US$	0	March 3, 2022	—
Zheng Xue	Independent Director	*	US$	0	April 15,2019	—
		*	US$	0	March 3, 2022	—
Longgen Zhang	Independent Director	*	US$	0	April 15,2019	—
		*	US$	0	March 3, 2022	—
*	Less than 1% of our total outstanding shares.

For discussions of our accounting policies and estimates for awards granted pursuant to the Share Incentive Plan, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Share-based compensation.”

Clawback Policy

On November 22, 2023, our board of directors adopted a clawback policy (the “Clawback Policy”) permitting the Company to seek the recoupment of incentive compensation received by any of the Company’s current and former executive officers (as determined by the board in accordance with Section 10D of the Exchange Act and the NYSE rules) and such other senior executives/employees who may from time to time be deemed subject to the Clawback Policy by the board (collectively, the “Covered Executives”). The amount to be recovered will be the excess of the incentive compensation paid to the Covered Executive based on the erroneous data over the incentive compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the board. If the board cannot determine the amount of excess incentive compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement. Refer to Exhibit 97.1 of this Annual Report for the Company’s Clawback Policy.

6.C. Board Practices

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in the Company to qualify to serve as a director. The Corporate Governance Rules of the NYSE generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the NYSE permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.

Our board of directors may exercise all the powers of the Company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures, bonds and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered.

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

Audit Committee

Our audit committee consists of three directors, namely Shengwen Rong, Longgen Zhang and Zheng Xue, and is chaired by Shengwen Rong. Our board of directors has determined that each of the three directors satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the Corporate Governance Rules of the NYSE. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of the Company. The audit committee is responsible for, among other things: selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	setting clear hiring policies for employees or former employees of the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	reviewing and approving all related-party transactions;
●	discussing the annual audited financial statements with management and the independent auditors;
●	discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;
●	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;
●	reviewing with management and the independent auditors related-party transactions and off-balance sheet transactions and structures;
●	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives;

●	reviewing policies with respect to risk assessment and risk management;
●	reviewing our disclosure controls and procedures and internal control over financial reporting;
●	reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by the Company;
●	establishing procedures for the receipt, retention and treatment of complaints we received regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;
●	periodically reviewing and reassessing the adequacy of our audit committee charter;
●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and
●	meeting separately, periodically, with management, the internal auditors and the independent auditors.

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

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to the Company to act honestly, in good faith and with a view to our best interests. Our directors also owe to the Company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our second amended and restated memorandum and articles of association, as amended and re-stated from time to time. The Company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of the Company to borrow money, and to mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of officers;
●	exercising the borrowing powers of the Company and mortgaging the property of the Company; and
●	approving the transfer of shares of the Company, including the registering of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or until the expiration of his term or his successor has been elected and qualified. If a Management Director (as defined in our second amended and restated memorandum and articles of association), Mr Yue (Justin) Tang shall have the right to appoint another person as a director (such director shall be a Managing Director) by delivering a written notice to the Company and such replacement shall become effective automatically upon the delivery of such notice without any further action or resolution of the board or the shareholders, provided that Mr. Tang shall not be entitled to exercise such right if he and his affiliates do not hold any shares. Subject to the foregoing sentence with respect to the appointment of a Managing Director, a vacancy on the board created by the removal of a director may be filled by an ordinary resolution or by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting. A director will be removed from office automatically if, among other thing, the director (i) dies; (ii) becomes bankrupt or makes any arrangement or composition with his creditors generally; (iii) is found to be or becomes of unsound mind; (iv) resigns his office by notice in writing to the Company; (v) is prohibited by law from being a director; and (vi) is removed from the office pursuant to any other provisions of our second amended and restated memorandum and articles of association.

6.D. Employees

As of December 31, 2023, we had a total of 521 employees based in China. The following table sets forth the breakdown of our employees as of December 31, 2023 by function:

	As of December 31, 2023
	Number of Employee	% of Total Employees
Technology Development	234	45%
Financial Products	155	30%
Risk Management	47	9%
General Management	80	15%
Marketing	5	1%
Total	521	100%

We have entered into individual employment contracts with our employees to cover matters such as salaries, benefits, and grounds for termination. As required by regulations in China, we participate in various government statutory social security plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund. We are required under Chinese Mainland law to contribute to social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time.

We maintain a good working relationship with our employees, and as of the date of this annual report, we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2024, by:

●	each of our directors and executive officers;
●	all of our directors and executive officers as a group; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 295,132,135 ordinary shares issued and outstanding as of March 31, 2024 comprised of 197,532,135 Class A ordinary shares and 97,600,000 Class B ordinary shares.

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

Ordinary Shares Beneficially Owned as of March 31, 2024
Percentage of
					total ordinary	Percentage of
					shares on an as	aggregate
	Class A ordinary share		Class B ordinary share		converted basis	voting power**
	Number	%	Number	%
Directors and Executive Officers:
Yue (Justin) Tang(1)	10,968,470	5.55%	97,600,000	100.00%	36.79%	91.32%
Shaoyong (Simon) Cheng	*	*	—	—	*	*
Frank Fuya Zheng	*	*	—	—	*	*
Kan (Kent) Li	*	*	—	—	*	*
Yufan (Jason) Jiang	*	*	—	—	*	*
Shengwen Rong	*	*	—	—	*	*
Zheng Xue	*	*	—	—	*	*
Longgen Zhang	*	*	—	—	*	*
All directors and executive officers as a group	10,968,470	5.55%	97,600,000	100.00%	36.79%	91.32%
Principal Shareholders:
Mangrove Coast Investment Limited(1)	10,968,470	5.55%	97,600,000	100.00%	36.79%	91.32%
Dragon Destiny Limited(2)	27,113,806	13.73%	—	—	9.19%	1.26%
Pine Cove Global Limited(3)	20,000,000	10.12%	—	—	6.78%	0.93%
*	Less than 1% of our total outstanding shares.
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

(1)	Represents (i) 97,600,000 Class B ordinary shares held by Mangrove Coast Investment Limited, a British Virgin Islands company controlled by Mangrove Coast Trust, (ii) 3,000,000 Class A shares in form of 50,000 ADS and 3,803,645 Class A ordinary shares held by Mr. Yue (Justin) Tang, and (iii) 1,645,298 Class A ordinary shares in the form of 274,216 ADSs and 2,519,527 Class A ordinary shares held by Purple Mountain Holding Ltd., which is ultimately controlled by Mr. Yue (Justin) Tang. The registered address of Mangrove Coast Investment Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. Mangrove Coast Trust is a trust established under the laws of Bahamas and managed by RHONE TRUSTEES (BAHAMAS) LTD. as the trustee. Mr. Yue (Justin) Tang is the settlor of the trust and Mr. Tang and his family members are the trust’s beneficiaries. The registered address of Purple Mountain Holding Ltd. is at Ellen Skelton Building, 3076 Sir Francis Darke Highway, Road Reef, P.O. Box 765, Road Town, Tortola VG 1110, British Virgin Islands.
(2)	Represents 27,113,806 Class A ordinary shares held by Dragon Destiny Limited, a British Virgin Islands company wholly owned by Chung Kiu Cheung. The registered address of Dragon Destiny Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(3)	Represents 20,000,000 Class A ordinary shares held by Pine Cove Global Limited, a British Virgin Islands company wholly owned by Nexus Asia Growth Fund SPC and ultimately controlled by David Fung. The registered address of Pine Cove Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

6.F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B. Related Party Transactions

Transactions with Jiangxi Ruijing

In 2019, we purchased earnings rights of two loans from Jiangxi Ruijing. The considerations paid amounted to RMB100.0 million and RMB280.0 million, respectively, which equal to the principal amounts of the underlying loans. The former loan had been fully repaid by the end of 2020, and the interest rate applied is 15.6%. The latter loan had been fully repaid in January 2022, and the interest rate applied is 8%. The associated interest income amounted to RMB17.3 million, RMB0.4 million and nil in 2021, 2022 and 2023, respectively.

Transactions with a financing guarantee company

In 2021, we entered into agreements with a financing guarantee company, which is a wholly-owned subsidiary of our equity investee obtained in 2020 and disposed in 2022. Following the disposal, it no longer constitutes a related party to us.

This financing guarantee company provides guarantee service for an identified portfolio of loans we facilitated and charges borrowers a guarantee fee, a portion of which will be subsequently paid to us as the service fee for the intermediary service we provide. During the year of 2021 and 2022, this financing guarantee company provided guarantee service for 5.9% and 29.6% of the total loans we facilitated and provided. We recognized total net revenue of RMB78.8 million and RMB542.7 million during the year of 2021 and 2022 in connection with the service fees of facilitation service for loans that covered by this financing guarantee company. As of December 31, 2021 and 2022, contract assets balance amounted to RMB66.8 million and RMB314.0 million (US$45.5 million), respectively.

Transactions with a controlled entity of Mr. Yue (Justin)Tang

As of December 31, 2021, 2022 and 2023, dividend receivables of RMB15.0 million, RMB15.0 million and nil were subsequently collected from the nominal shareholder of Jiangxi Ruijing, the nominal shareholder is controlled by Mr. Yue (Justin) Tang.

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

We recognized total net revenue of RMB13.1 million and RMB11.4 million (US$1.6 million), respectively, during the year of 2022 and 2023 in connection with the service fees of facilitation service for loans. As of December 31, 2022 and 2023, contract assets balance amounted to RMB13.9 million and RMB1.1 million (US$0.2 million), respectively.

Contractual Arrangement with our VIEs and their Shareholders

Chinese Mainland’s laws and regulations currently restrict foreign ownership and foreign investment in VIE in Chinese Mainland. As a result, we operate our relevant business through contractual arrangements among Beijing WFOE, our wholly-owned Chinese Mainland subsidiary, VIEs, our consolidated VIEs, and their shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Consolidated VIEs and their Shareholders”

Employment Agreements and Indemnification Agreements

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

Litigation

From time to time, we become subject to legal proceedings and claims in the ordinary course of our business. We are currently involved in several lawsuits in Chinese Mainland courts primarily including lawsuits initiated by us to recover defaulted loan repayment, including our claim against one corporate borrower for the repayment of loan principal, interest, penalty fees and service fees for our services. We are not currently a party to any actions, claims, suits, or other legal procedures whose conclusion, if not determined in our favor, would have a major adverse effect on our business, financial condition, or results of operations, either individually or in the aggregate.

Dividend Policy

On March 26, 2024, our board of directors approved a semi-annual cash dividend policy. Under the dividend policy, starting from 2024, the determination to declare and pay such semi-annual dividend and the amount of dividend in any particular half year will be made at the discretion of the Board and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors that the Board may deem appropriate.

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

We are a holding company with no material operations of our own. Chinese Mainland’s regulations may restrict the ability of Beijing WFOE to pay dividends to us. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by Beijing WFOE. If Beijing WFOE or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.”

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our second amended and restated memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Under the laws of the Cayman Islands, the Company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared.

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

Liquidation. On the winding up of the Company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of a Class A ordinary share and a holder of a Class B ordinary share will be the same in any liquidation event.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. The Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors, or are otherwise authorized by the articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of the Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes or series of shares, all or any of the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of a majority of the issued shares of that class, or the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

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

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our second memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than ten percent (10%) of the total number of votes attaching to all issued and outstanding shares of the Company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our second memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

10.E. Taxation

The following sets forth material Cayman Islands, Chinese Mainland and U.S. federal income tax consequences of the ownership of our Class A ordinary shares or ADSs. It is based upon laws and relevant interpretations thereof as of the date hereof, all of which are subject to change. This discussion does not address all possible tax consequences relating to an investment in our Class A ordinary shares or ADSs, such as the tax consequences under state, local and other tax laws.

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

Taxation

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on February 24, 2017. The Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside Chinese Mainland with their “de facto management bodies” located within Chinese Mainland may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules of the Enterprise Income Tax Law further defines the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. While we do not currently consider the Company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the Chinese Mainland tax authorities may deem the Company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of our overseas subsidiaries are located in Chinese Mainland, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the Chinese Mainland tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are non-resident enterprises, which do not have an establishment or place of business in the Chinese Mainland or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the Chinese Mainland. In addition, any gain realized on the transfer of shares by such investors is also subject to PRC tax at a rate of 10%, if such gain is regarded as income derived from sources within the Chinese Mainland. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized from the transfer of our ordinary shares or ADSs, may be treated as income derived from sources within the Chinese Mainland and may as a result be subject to PRC taxation. Furthermore, if we are deemed a Chinese Mainland resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a current rate of 20% (which in the case of dividends may be withheld at source). Any PRC tax liability may be reduced under applicable tax treaties or tax arrangements between Chinese Mainland and other jurisdictions. If we or any of our subsidiaries established outside Chinese Mainland are considered a PRC resident enterprise, it is unclear whether holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between Chinese Mainland and other countries or areas.

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

10.I. Subsidiary Information

Not applicable.

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars and financial investment in VC funds,US treasury and US money market fund which would be settled in US dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Chinese Mainland government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Between June 2010 and August 2015, the Chinese Mainland government has allowed the RMB to appreciate slowly against the U.S. dollar again. Since August 2015, the RMB has significantly depreciated against the U.S. dollar. It is difficult to predict how market forces or Chinese Mainland or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Impact of Inflation/Deflation

Since our inception, inflation or deflation in Chinese Mainland has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index were increases of 1.5% and 1.8% for December 2021 and 2022, respectively, and decrease of 0.3% for December 2023. Although we have not been materially affected by inflation or deflation in the past, we may be affected if Chinese Mainland experiences higher rates of inflation or deflation in the future.

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

The F-1 Registration was declared effective by the SEC on September 18, 2018. Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our initial public offering and the optional offering totaled US$12.3 million, which included US$7.8 million for underwriting discounts and commissions and US$4.5 million for other expenses. We received an aggregated net proceeds of approximately US$103.9 million from our initial public offering and the option offering. None of the transaction expenses included payments to directors or officers of the Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates or others.

None of the net proceeds from the initial public offering and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from the date that the F-1 Registration Statement was declared effective by the SEC to December 31, 2023, we used the net proceeds from our initial public offering for as follows:

●	Approximately US$14.8 million for dividend distribution;
●	Approximately US$30.0 million for capital contributions to our Chinese Mainland subsidiary;
●	Approximately US$6.5 million for general corporate purposes;
●	Approximately US$21.6 million for repurchasing ADSs and Class A ordinary shares from market, including open market transactions and privately negotiated transactions; and
●	Approximately US$28.6 million for investments of Venture Capital funds.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective, in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control--Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

(c)	Attestation Report of the Registered Public Accounting Firm

KPMG Huazhen LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2023 as stated in its report, which appears on page F-2 of this annual report on Form 20-F

(d)	Changes in Internal Control over Financial Reporting

In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2021, we and our independent registered public accounting firm have identified three material weaknesses in our internal control over financial reporting. The material weaknesses that had been identified as of December 31, 2021 related to (1) our lack of sufficient skilled staff with U.S. GAAP knowledge and SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; (2) our internal audit function was still in the process of establishing formal risk assessment process and internal control framework; and (3) there was not adequate management oversight of accounting activities in relating to certain tax practices to conform to the U.S. GAAP. In 2022, we implemented a number of measures to address above material weakness and we determined that all material weaknesses as stated above have been remedied, except for the material weakness that insufficient financial reporting and accounting technical resources with sound U.S. GAAP knowledge related certain technical areas still remained as of December 31, 2022. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In 2023, we implemented a number of measures to address the above remaining material weakness that was identified including:

(1)	We have engaged additional staff with U.S. GAAP working experience to be in charge of U.S. GAAP financial statement preparation and SEC reporting.
(2)	We have provided comprehensive training to existing staff members to enhance their understanding of U.S. GAAP and SEC reporting requirements.
(3)	We have further formalized procedures and controls around our financial reporting process, including preparing and maintaining documentations of accounting treatments and policies for complex, non-routine transactions.

As of December 31, 2023, based on an assessment performed by our management on the performance of the above mentioned remediation measures, we determined that the material weakness previously identified in our internal control over financial reporting had been remedied.

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

	Year Ended December 31,
	2022	2023
Services	RMB	RMB

	(in thousands)
Audit Fees(1)	11,048	12,527
Total	11,048	12,527
(1)	Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC. The audit refers to financial statement audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

The policy of our audit committee is to pre-approve all professional services provided by KPMG Huazhen LLP, including audit and non-audit services. All of the services of KPMG Huazhen LLP for 2022 and 2023 described above were in accordance with the audit committee pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In March 2022, our board of directors has approved a share repurchase plan under which we may repurchase up to US$15 million worth of its Class A ordinary shares in the form of ADSs over the next eighteen months, effective until September 2023. The size of the Share Repurchase Program was increased to US$20 million and US$30 million on September 26, 2022, and November 16, 2022, and was authorized to repurchase Class A ordinary shares. As of the date of December 31, 2023, the Company had repurchased an aggregate of 8,852,490 ADSs for a total consideration of US$24.5 million.

The table below sets forth the details of our purchases of our own equity securities during the year ended December 31, 2023.

				(d) Maximum
				Approximate U.S.
			(c) Total Number of	dollar Value of ADS
	(a) Total Number	(b) Average	ADS Purchased as Part	that May Yet Be
	of ADS	Price Paid per	of Publicly Announced	Purchased Under the
	Purchased	ADS(1)	Plan	Plan
		($)		($)
Period
May 1 — May 31, 2023	28,977	$3.45	28,977	8,813,955
June 1 — June 30, 2023	376,868	$3.91	376,868	7,332,119
August 1 — August 31, 2023	5,470	$4.37	5,470	7,307,976
September 1 — September 30, 2023	390,492	$4.35	390,492	5,600,764
November 1 —November 30, 2023	6,440	$4.25	6,440	5,573,060
December 1 —December 31, 2023	29,482	$3.88	29,482	5,457,364
(1)	Average price paid per ADS repurchased is the execution price, excluding commissions paid to brokers.
(2)	Represented the repurchase of Class A ordinary shares and ADSs.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing six Class A ordinary shares, are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. We opt to follow home country practice specified by the New York Stock Exchange, including the frequency of holding annual general meeting of shareholders. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange.

Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a majority of the board consisting of independent directors and have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Act (Revised) of the Cayman Islands, our home country. Currently, our board of directors is composed of six members, only three of whom satisfy the requirements for an “independent director” under Section 303A of the NYSE Manual. The NYSE Manual also requires U.S. domestic listed companies to regularly hold executive sessions for non-management directors, or an executive session that only includes independent directors at least once a year. We are not subject to this requirement under the Cayman Islands law and have decided to follow our home country practice on this matter. In addition, the NYSE Manual requires shareholder approval for certain matters, which is not required under the Cayman Islands law. We intend to follow the home country practice and the applicable laws in determining whether shareholder approval is required.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

(a)Please see the Supplemental Submission pursuant to Item 16I(a) of Form 20-F, which has been furnished as Exhibit 99.2 to this annual report.

(b)

The headquarters of our auditor, KPMG Huazhen LLP (“KPMG Huazhen”), are located at 8th Floor, KPMG Tower Oriental Plaza, 1 East Chang An Avenue, Beijing 100738. On May 26, 2022, X Financial was conclusively identified by the SEC under the Holding Foreign Companies Accountable Act and the Consolidated Appropriate Act, 2023 (HFCA Act) as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the Public Accounting Oversight Board (PCAOB) in connection with the Company’s filing of its annual report on Form 20-F for the fiscal year ended December 31, 2021. The Company’s registered public accounting firm for the fiscal year ended December 31, 2021, KPMG Huazhen, is headquartered in Chinese Mainland, a jurisdiction where the PCAOB determined that it was unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022, when the PCAOB vacated its previous determination. As a result, KPMG Huazhen is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report or at the time of issuance of the audit report included herein. As such, we do not expect to be identified as an SEC-identified issuer again in 2023. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in Chinese Mainland or Hong Kong is obstructed by the Chinese Mainland authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future. If we were identified as an SEC-identified issuer again in the future, we cannot assure you that we would be able to change our auditor or take other remedial measures in a timely manner, and if we were to be identified as an SEC-identified issuer for two consecutive years, we would be delisted and our securities (including our Class A shares and ADSs) will not be permitted for trading “over-the-counter” either. If our securities are prohibited from trading in the United States, or threatened with such a prohibition, the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs and Class A ordinary shares. Also, such a prohibition or any threat thereof would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. Moreover, the implementation of the HFCA Act and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty as to China-based issuers’ ability to maintain their listings on the U.S. national securities exchanges and the market price of the securities of China-based issuers, including us, could be adversely affected.

As of the date of this annual report and to the best of our knowledge:

a.	no governmental entity in the Chinese Mainland or the Cayman Islands owns any shares of the Company or any of the consolidated foreign operating entities;
b.	none of the governmental entities in the applicable foreign jurisdiction with respect to our registered public accounting firm have a controlling financial interest in us;
c.	none of the members of our board of directors or the board of directors of our subsidiaries is an official of the Chinese Communist Party; and
d.	the currently effective Memorandum of Association and Articles of Association, as amended, of the Company do not contain any charter of the Chinese Communist Party, including the text of any such articles.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of the Company’s securities by directors, senior management and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and all applicable listing standards. A copy of the policy is filed as Exhibit 19.1 hereto.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have established policies and processes for identifying, assessing, and managing material risk from cybersecurity threats, and have integrated these processes into our overall risk management systems and processes. We routinely assess material risks from cybersecurity threats, including any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

We conduct risk assessments to identify cybersecurity threats annually as well as in the event of a material change in our business practices that may affect information systems that are vulnerable to such cybersecurity threats. These risk assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks.

Following these risk assessments, we re-design, implement, and maintain reasonable safeguards to mitigate identified risks; reasonably address any identified gaps in existing safeguards; and monitor the effectiveness of our safeguards. We devote resources and designate high-level personnel, including our dedicated Information Security Officer who reports to our Chief Executive Officer (“CEO”), to manage the risk assessment and mitigation process. Our Information Security Officer works closely with a team of cybersecurity professionals with extensive experience and expertise in cybersecurity threat assessments and detection, incident response and mitigation.

As part of our overall risk management system, we assess our safeguards in collaboration with various functional teams, including Information Security, Information Technology, and train our employees on these safeguards. Personnel at all levels and teams are required to receive periodic security awareness training to ensure that they understand our cybersecurity policies and their roles in protecting our information systems or any information residing therein.

We have a set of company-wide policies and procedures concerning cybersecurity matters that include security risk assessment, identity and access control, vendor security and network security. There are other policies related to cybersecurity involving employees’ use of company equipment and resources, remote work and workplace security and safety. These policies are reviewed periodically and approved by appropriate members of management.

We engage assessors, consultants, auditors, or other third parties in connection with our risk assessment processes. These service providers assist us to design and implement our cybersecurity policies and procedures, as well as to monitor and test our safeguards. These services include Web Application Penetration Testing, Infrastructure security testing, consultant engagements, incident response preparedness, and vendor security review. We require each third-party service provider to certify that it has the ability to implement and maintain appropriate security measures, consistent with all applicable laws, in connection with the services they provide to us, and to promptly report any suspected breach of its security measures that may affect us.

For additional information regarding whether any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition, please see Item 3.D. “Risk Factors” of this Annual Report on Form 20-F, including the risk factors titled “If we are unable to protect the confidential information of our users and adapt to the relevant regulatory framework regarding protection of such information, our business and operations may be adversely affected”.

Governance

One of the key functions of our board of directors is informed oversight of our risk management process, including risks from cybersecurity threats. Our board of directors is responsible for oversight of our risk management framework, which is designed to monitor and manage strategic and operational risks. Management is responsible for the day-to-day identification, assessment, and management of risks in our operations, including cybersecurity risks. Our board of directors administers its cybersecurity risk oversight function directly as a whole, as well as through the audit committee.

Our Information Security Officer has more than 10 years of information technology expertise and is responsible to identify, assess and manage our material risks from cybersecurity threats. Our Information Security Officer started his career as a software developer and has held various leadership positions at Tencent and Baidu. At Baidu, he was responsible for the backend services of Baidu Antivirus and Baidu Security Guardian, established cloud security capabilities. He received a bachelor degree in Computer Science and Technology from Xidian University and a master’s degree from Tsinghua University.

Our Information Security Officer oversees our cybersecurity policies and processes, including those described in “Risk Management and Strategy” above. The processes by which our Information Security Officer is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents include the following: tabletop exercises, vulnerability management programs, internal & external security risk assessments, threat modeling processes of new services, third party security risk functions, incident response processes, phishing awareness programs, and additional control validation services.

Our Information Security Officer reports to our CEO ad hoc or at least annually regarding the company’s cybersecurity risks and activities, including the implementation and operation of preventative controls and the detection, any recent cybersecurity incidents, and mitigation and remediation responses. The CEO reports to the Board of Directors and Audit Committee on key cybersecurity risk management topics, as appropriate.

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

4.8*	Exclusive Business Cooperation Agreement between Xiaoying (Beijing) Information Technology Co., Ltd. and Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd., dated October 15, 2021
4.9*

Shareholders’ Voting Rights Proxy Agreement concerning Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd., among Yue Tang, Jing Sun and Xiaoying (Beijing) Information Technology Co., Ltd., dated October 15, 2021

4.10*	Equity Pledge Agreement concerning Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd., between Yue Tang and Xiaoying (Beijing) Information Technology Co., Ltd., dated October 15, 2021
4.11*	Equity Pledge Agreement concerning Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd., between Jing Sun and Xiaoying (Beijing) Information Technology Co., Ltd., dated October 15, 2021

Exhibit Number	Description of Document

4.12*

Exclusive Call Option Agreement concerning Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd., among Yue Tang, Jing Sun and Xiaoying (Beijing) Information Technology Co., Ltd., dated October 15, 2021

4.13*	Spousal Consent Letter of Yue Tang concerning Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd., dated October 15, 2021
4.14*	Exclusive Business Cooperation Agreement between Xiaoying (Beijing) Information Technology Co., Ltd. and Shenzhen Xiaoying Technology Co., Ltd., dated 2023 (English Translation)
4.15*

Shareholders’ Voting Rights Proxy Agreement concerning Shenzhen Xiaoying Technology Co., Ltd., among Yue Tang, Baoguo Zhu, Zijinzhonghao (Zhejiang) Investment Co., Ltd., Shenzhen Ao Li Hua Investment Management Partnership, Shenzhen Gu Fo Investment Management Partnership (Limited Partnership), Shenzhen Man Ni Ou Investment Management Partnership (Limited Partnership), Shenzhen Bo Li Fu Investment Management Partnership (Limited Partnership) and Xiaoying (Beijing) Information Technology Co., Ltd., dated 2023 (English Translation)

4.16*	Equity Pledge Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., between Yue Tang and Xiaoying (Beijing) Information Technology Co., Ltd., dated 2023 (English Translation)
4.17*

Equity Pledge Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., between Zijinzhonghao (Zhejiang) Investment Co., Ltd. and Xiaoying (Beijing) Information Technology Co., Ltd., dated 2023 (English Translation)

4.18*

Equity Pledge Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., between Shenzhen Ao Li Hua Investment Management Partnership (Limited Partnership) and Xiaoying (Beijing) Information Technology Co., Ltd., dated 2023 (English Translation)

4.19*

Equity Pledge Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., between Shenzhen Man Ni Ou Investment Management Partnership (Limited Partnership) and Xiaoying (Beijing) Information Technology Co., Ltd., dated 2023 (English Translation)

4.20*

Equity Pledge Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., between Shenzhen Gu Fo Investment Management Partnership (Limited Partnership) and Xiaoying (Beijing) Information Technology Co., Ltd., dated 2023 (English Translation)

4.21*

Equity Pledge Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., between Shenzhen Bo Li Fu Investment Management Partnership (Limited Partnership and Xiaoying (Beijing) Information Technology Co., Ltd., dated 2023 (English Translation)

4.22*

Exclusive Call Option Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., among Yue Tang, Zijinzhonghao (Zhejiang) Investment Co., Ltd., Shenzhen Ao Li Hua Investment Management Partnership, Shenzhen Gu Fo Investment Management Partnership (Limited Partnership), Shenzhen Man Ni Ou Investment Management Partnership (Limited Partnership), Shenzhen Bo Li Fu Investment Management Partnership (Limited Partnership) and Xiaoying (Beijing) Information Technology Co., Ltd., dated 2023 (English Translation)

4.23*	Spousal Consent Letter of Yue Tang concerning Shenzhen Xiaoying Technology Co. Ltd., dated 2023 (English Translation)
4.24

Exclusive Business Cooperation Agreement between Xiaoying (Beijing) Information Technology Co., Ltd. and Shenzhen Xintang Information Consulting Co., Ltd., (English Translation) dated December 9, 2022 (incorporated by reference to Exhibit 4.27 of our Annual Report on Form 20 F (File No. 001-38652) filed with the Securities and Exchange Commission on April 27, 2023)

4.25

Shareholders’ Voting Rights Proxy Agreement concerning Shenzhen Xintang Information Consulting Co., Ltd., between Shenzhen Lelebu Information Consulting Co., Ltd. and Xiaoying (Beijing) Information Technology Co., Ltd., (English Translation) dated December 9, 2022 (incorporated by reference to Exhibit 4.28 of our Annual Report on Form 20 F (File No. 001 -38652) filed with the Securities and Exchange Commission on April 27, 2023)

4.26

Equity Pledge Agreement concerning Shenzhen Xintang Information Consulting Co., Ltd., between Shenzhen Lelebu Information Consulting Co., Ltd. and Xiaoying (Beijing) Information Technology Co., Ltd., (English Translation) dated December 9, 2022 (incorporated by reference to Exhibit 4.29 of our Annual Report on Form 20 F (File No. 001-38652) filed with the Securities and Exchange Commission on April 27, 2023)

4.27

Exclusive Call Option Agreement concerning Shenzhen Xintang Information Consulting Co., Ltd., between Shenzhen Lelebu Information Consulting Co., Ltd. and Xiaoying (Beijing) Information Technology Co., Ltd., (English Translation) dated December 9, 2022 (incorporated by reference to Exhibit 4.30 of our Annual Report on Form 20 F (File No. 001-38652) filed with the Securities and Exchange Commission on April 27, 2023)

4.28

Shenzhen Gamma Capital Management Co., Ltd.’s Power of Attorney authorizing Xiaoying (Beijing) Information Technology Co., Ltd. to exercise certain rights dated July 2018 (English Translation) (incorporated by reference to Exhibit 4.34 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities and Exchange Commission on June 4, 2020)

Exhibit Number	Description of Document

4.29

Tripartite Cooperation Agreement among ZhongAn Online P&C Insurance Co., Ltd., Shenzhen Xiaoying Puhui Technology Co., Ltd. and Shenzhen Tangren Financing Guarantee Co., Ltd. dated November 8, 2019 (English Translation) (incorporated by reference to Exhibit 4.35 of our Annual Report on Form 20 F (File No. 001 38652) filed with the Securities and Exchange Commission on May 14, 2021)

4.30

Security Deposit Pledge Agreement between ZhongAn Online P&C Insurance Co., Ltd. and Shenzhen Tangren Financing Guarantee Co., Ltd. dated December 23, 2019 (English Translation) (incorporated by reference to Exhibit 4.36 of our Annual Report on Form 20 F (File No. 001 38652) filed with the Securities and Exchange Commission on May 14, 2021)

4.31

Supplemental Agreement to Security Deposit Pledge Agreement between ZhongAn Online P&C Insurance Co., Ltd. and Shenzhen Tangren Financing Guarantee Co., Ltd. dated July 8, 2020 (English Translation) (incorporated by reference to Exhibit 4.37 of our Annual Report on Form 20 F (File No. 001 38652) filed with the Securities and Exchange Commission on May 14, 2021)

4.32

Security Deposit Pledge Agreement between ZhongAn Online P&C Insurance Co., Ltd. and Shenzhen Xiaoying Puhui Technology Co., Ltd. dated June 19, 2020 (English Translation) (incorporated by reference to Exhibit 4.38 of our Annual Report on Form 20 F (File No. 001 38652) filed with the Securities and Exchange Commission on May 14, 2021)

4.33

Supplemental Agreement to Security Deposit Pledge Agreement between ZhongAn Online P&C Insurance Co., Ltd. and Shenzhen Xiaoying Puhui Technology Co., Ltd. dated June 19, 2020 (English Translation) (incorporated by reference to Exhibit 4.39 of our Annual Report on Form 20 F (File No. 001-38652) filed with the Securities and Exchange Commission on May 14, 2021)

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

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG Huazhen LLP
19.1*	Insider Trading Policy
97.1*	The clawback policy
99.1

Consolidated Financial Statements of Shenyang Tianxinhao Technology Limited as of December 31, 2021 (incorporated by reference to Exhibit 99.1 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities and Exchange Commission on April 28, 2022)

99.2

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F (incorporated by reference to Exhibit 99.2 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities and Exchange Commission on April 27, 2023)

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

Date: April 29, 2024

X FINANCIAL

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

X Financial:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of X Financial, its subsidiaries and variable interest entities (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income (loss), changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes and financial statement Schedule I (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Variable consideration related to the loan facilitation and post-origination services revenues

As discussed in Note 2(d) to the consolidated financial statements, the Company’s loan facilitation service fees and post-origination service fees for the year ended December 31, 2023 were RMB2,740,974,233 and RMB596,581,987, respectively.

The transaction price for loan facilitation and post-origination services includes variable consideration in the form of default risk and prepayment risk of the borrowers. The Company estimates variable consideration using the expected value methodology, including models to estimate the loss rates, the prepayment rates, and the weighted macroeconomic forecast, which are based on past events, current conditions, and reasonable and supportable forecasts over the life of the loans. The expected value of the consideration is the product of multiplying the loan principal and the pre-agreed service fee rates, adjusted for the loss rates and the prepayment rates. The loss rates are calculated using vintage-based loss rate model, adjusted for a weighted macroeconomic forecast. The models consider (i) the historical loss experience period for the vintage-based loss rates; (ii) the historical prepayment experience period for the prepayment rates; and (iii) the weighting of multiple macroeconomic forecast scenarios over the life of the loans and selected economic variables, including gross domestic product (GDP), unemployment rate and other macro-economic variables.

We identified the assessment of variable consideration related to the loan facilitation and post-origination services revenues as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of the expected value methodology, including the models used to estimate the vintage-based loss rates, prepayment rates and weighted macroeconomic forecast. In addition, we evaluated the weighting of multiple macroeconomic forecast scenarios and selected economic variables.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s measurement of the variable consideration related to the loan facilitation and post-origination services revenues, including controls over the:

●	development of the expected value methodology
●	development of the models used to estimate the vintage-based loss rates, prepayment rates, and weighted macroeconomic forecast
●	identification and determination of the weighting of multiple macroeconomic forecast scenarios and economic variables.

We evaluated the Company’s process to develop the variable consideration related to the loan facilitation and post-origination services revenues by (1) evaluating the expected value methodology for compliance with U.S. generally accepted accounting principles; (2) testing certain sources of data, factors, and assumptions, including prepayment rates, the Company used and considered the relevance and reliability of such data, factors and assumptions; and (3) inspecting contractual documents to determine if all arrangement terms that may have impacted revenue recognition were identified and properly considered. In addition, we involved credit risk professionals with specialized skill and knowledge, who assisted in:

●	assessing the conceptual soundness of the models used to estimate the vintage-based loss rates and weighted macroeconomic forecast by inspecting the models’ documentation to determine whether the models are suitable for their intended use
●	assessing the weighting of multiple macroeconomic forecast scenarios and the selection of the economic variables by comparing them to the Company’s business environment and relevant industry practices.

Assessment of the allowance for credit losses on loans evaluated on a collective basis

As discussed in Notes 2(m) and 2(ah) to the consolidated financial statements, the allowance for credit losses evaluated on a collective basis related to loans receivable from Xiaoying Credit Loans and other loans (the collective ACL) was RMB188,719,449 as of December 31, 2023, which represent loans generated from the microcredit business and loans facilitated through the Consolidated Trusts and Partnerships. The Company establishes the collective ACL by applying a current expected credit losses methodology, which is based on past events, current conditions, and reasonable and supportable forecasts over the life of the loans. The collective ACL is measured based on loans that share similar risk characteristics and includes both quantitative and qualitative components. The collective ACL for loans generated from the microcredit business is calculated using vintage-based loss rate and macroeconomic forecast scenario models, and is the product of multiplying the Company’s estimates of vintage-based loss rates and individual loan level exposure at default (EAD) on an undiscounted basis, adjusted for a weighted macroeconomic forecast. The collective ACL for loans facilitated through the Consolidated Trusts and Partnerships is calculated using probability of default (PD) determined by external credit ratings of financial institutional cooperators, loss given default (LGD), and macroeconomic forecast scenario models, and is the product of multiplying the PD, LGD, and individual loan level EAD on an undiscounted basis, adjusted for a weighted macroeconomic forecast. The models for the collective ACL consider (i) the historical loss experience period for the vintage-based loss rates; (ii) external credit ratings of financial institutional cooperators used to determine the PD; and (iii) the weighting of multiple macroeconomic forecast scenarios over the life of the loans and selected economic variables, including gross domestic product (GDP), unemployment rate and other macro-economic variables that were determined to be the most relevant to the credit losses. The qualitative component of the collective ACL represents the Company’s judgment of additional considerations to account for internal and external risk factors that are not adequately measured in the quantitative component of the collective ACL, including consideration of idiosyncratic risk factors or other relevant factors.

We identified the assessment of the collective ACL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of the collective ACL due to significant measurement uncertainty. Specifically, the assessment encompassed the evaluation of the collective ACL methodology, including the models used to estimate the vintage-based loss rates, PD, and weighted macroeconomic forecast. In addition, we evaluated the weighting of multiple macroeconomic forecast scenarios and selected economic variables.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s measurement of the collective ACL, including controls over the:

●	development of the collective ACL methodology
●	development of the models used to estimate the vintage-based loss rates, PD, and weighted macroeconomic forecast
●	identification and determination of the weighting of multiple macroeconomic forecast scenarios and economic variables.

We evaluated the Company’s process to develop the collective ACL by testing certain sources of data, factors, and assumptions the Company used and considered the relevance and reliability of such data, factors and assumptions. In addition, we involved credit risk professionals with specialized skill and knowledge, who assisted in:

●	evaluating the collective ACL methodology for compliance with U.S. generally accepted accounting principles
●	assessing the conceptual soundness of the models used to estimate the vintage-based loss rates, PD and weighted macroeconomic forecast by inspecting the models’ documentation to determine whether the models are suitable for their intended use
●	assessing the weighting of multiple macroeconomic forecast scenarios and the selection of the economic variables by comparing them to the Company’s business environment and relevant industry practices.

We have served as the Company’s auditor since 2020.

/s/ KPMG Huazhen LLP

Shenzhen, China
April 29, 2024

X FINANCIAL

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2023

		As of
		December 31,	As of December 31,
	Notes	2022	2023	2023
		RMB	RMB	US$
ASSETS
Cash and cash equivalents		602,270,607	1,195,351,730	168,361,770
Restricted cash, net of allowance for credit losses of RMB nil and RMB86,019 as of December 31, 2022 and 2023, respectively (including RMB398,439,250 and RMB711,756,581 from Consolidated Trusts and Partnerships as of December 31, 2022 and 2023, respectively)		404,689,250	749,069,826	105,504,278
Accounts receivable and contract assets, net of allowance for credit losses of RMB21,875,166 and RMB9,266,619 as of December 31, 2022 and 2023, respectively (including RMB37,262,868 and RMB54,749,985 from Consolidated Trusts and Partnerships as of December 31, 2022 and 2023, respectively; including RMB327,878,935 and RMB1,096,251 from related parties as of December 31, 2022 and 2023, respectively)	2(l)	1,161,911,740	1,659,587,975	233,748,077
Loans receivable from Xiaoying Credit Loans and other loans, net of allowance for credit losses of RMB106,479,154 and RMB188,719,449 as of December 31, 2022 and 2023, respectively (including RMB2,771,927,123 and RMB3,571,283,174 from Consolidated Trusts and Partnerships as of December 31, 2022 and 2023, respectively)	2(m)	3,810,393,225	4,947,833,357	696,887,753
Loan receivable from Xiaoying Housing Loans, net	2(o)	10,061,258	8,656,846	1,219,291
Loans at fair value (including RMB120,279,612 and nil from Consolidated Trusts and Partnerships as of December 31, 2022 and 2023, respectively)	3	120,279,612	—	—
Deposits to institutional cooperators, net of allowance for credit losses of RMB3,322,575 and RMB2,649,017 as of December 31, 2022 and 2023, respectively	5	1,770,317,425	1,702,472,396	239,788,222
Prepaid expenses and other current assets (including RMB5,073,797 and nil from Consolidated Trusts and Partnerships as of December 31, 2022 and 2023, respectively)	4	71,082,341	48,767,987	6,868,827
Deferred tax assets, net	14	88,428,436	135,957,626	19,149,231
Long-term investments	10	495,994,880	493,411,355	69,495,536
Financial investments (amortized cost of nil and RMB406,243,877 and allowace for credit losses of nil and nil related to investments accounted under AFS model as of December 31, 2022 and 2023, respectively)	9	192,619,850	608,198,249	85,662,932
Property and equipment, net	6	5,861,360	8,642,392	1,217,255
Intangible assets, net	7	36,549,922	36,810,384	5,184,634
Other non-current assets		67,203,542	55,264,517	7,783,844
TOTAL ASSETS		8,837,663,448	11,650,024,640	1,640,871,650
LIABILITIES
Payable to investors and institutional funding partners at amortized cost (including RMB2,627,910,203 and RMB3,584,040,757 from the Consolidated VIEs, Trusts and Partnerships, without recourse to the Company as of December 31, 2022 and 2023, respectively)		2,627,910,203	3,584,040,757	504,801,582
Payable to investors at fair value (including RMB141,288,810 and nil from the Consolidated VIEs, Trusts and Partnerships, without recourse to the Company as of December 31, 2022 and 2023, respectively)	3	141,288,810	—	—
Guarantee liabilities	12	—	61,906,509	8,719,349
Financial guarantee derivative (including RMB107,890,394 and nil from the Consolidated VIEs, Trusts and Partnerships, without recourse to the Company as of December 31, 2022 and 2023, respectively)	3	107,890,394	—	—
Deferred guarantee income	12	—	46,597,143	6,563,070
Short-term borrowings (including RMB20,000,000 and RMB320,000,000 from the Consolidated VIEs, Trusts and Partnerships, without recourse to the Company as of December 31, 2022 and 2023, respectively)	8	70,208,800	565,000,000	79,578,586
Accrued payroll and welfare (including RMB12,047,490 and RMB15,011,080 from the Consolidated VIEs, Trusts and Partnerships, without recourse to the Company as of December 31, 2022 and 2023, respectively)		63,681,358	86,770,637	12,221,389
Other taxes payable (including RMB123,105,603 and RMB126,900,881 from the Consolidated VIEs, Trusts and Partnerships, without recourse to the Company as of December 31, 2022 and 2023, respectively)		255,690,734	289,821,092	40,820,448
Income taxes payable (including income taxes receivable of RMB1,870,729 and income taxes payable of RMB28,266,791 from the Consolidated VIEs, Trusts and Partnerships, without recourse to the Company as of December 31, 2022 and 2023, respectively)	14	270,088,963	446,499,777	62,888,178
Deposit payable to channel cooperators	2(v)	19,700,235	19,700,235	2,774,720
Dividend payable		—	59,226,084	8,341,819
Accrued expenses and other current liabilities (including RMB102,148,275 and RMB69,989,510 from the Consolidated VIEs, Trusts and Partnerships, without recourse to the Company as of December 31, 2022 and 2023, respectively)	11	476,034,533	575,727,263	81,089,489
Other non-current liabilities (including RMB1,937,009 and nil from the Consolidated VIEs, Trusts and Partnerships, without recourse to the Company as of December 31, 2022 and 2023, respectively)		51,193,049	37,571,057	5,291,773
Deferred tax liabilities	14	721,677	30,039,799	4,231,017
TOTAL LIABILITIES		4,084,408,756	5,802,900,353	817,321,420
Commitments and Contingencies (Note 18)
Equity:
Common shares (US$0.0001 par value; 1,000,000,000 shares authorized as of December 31, 2022 and 2023; 329,117,943 and 329,117,943 shares issued as of December 31, 2022 and 2023; 287,918,569 and 293,553,607 shares outstanding as of December 31, 2022 and 2023)		206,793	206,793	29,126
Treasury stock (41,199,374 and 35,564,336 shares as of December 31, 2022 and 2023)		(124,596,781)	(111,520,291)	(15,707,305)
Additional paid-in capital		3,191,193,773	3,196,942,284	450,279,902
Retained earnings		1,622,852,316	2,692,018,850	379,162,925
Other comprehensive income		63,598,591	69,476,651	9,785,582
TOTAL EQUITY		4,753,254,692	5,847,124,287	823,550,230
TOTAL LIABILITIES AND EQUITY		8,837,663,448	11,650,024,640	1,640,871,650

The accompanying notes are an integral part of these consolidated financial statements.

X FINANCIAL

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
	Notes	2021	2022	2023	2023
		RMB	RMB	RMB	US$
Net revenues
Loan facilitation service (including RMB76,378,015, RMB495,092,744 and RMB8,081,737 from related parties for the years ended December 31, 2021, 2022 and 2023, respectively)		2,545,592,949	2,044,343,554	2,740,974,233	386,058,146
Post-origination service (including RMB2,423,567, RMB60,727,604 and RMB3,288,307 from related parties for the years ended December 31, 2021, 2022 and 2023, respectively)		315,590,118	372,450,606	596,581,987	84,026,815
Financing income		671,901,495	966,277,466	1,137,336,454	160,190,489
Guarantee income		—	—	24,496,658	3,450,282
Other revenue		93,380,543	179,878,489	315,494,698	44,436,499
Total net revenue	2(d)	3,626,465,105	3,562,950,115	4,814,884,030	678,162,231
Operating costs and expenses
Origination and servicing		1,963,006,006	2,126,741,766	2,869,844,905	404,209,201
General and administrative		187,859,411	171,523,720	186,515,073	26,270,099
Sales and marketing		20,829,534	15,448,209	12,538,815	1,766,055
(Reversal of) provision for contingent guarantee liabilities	12	(24,284)	(14,000,000)	67,519,980	9,509,990
Provision for accounts receivable and contract assets	2(l)	77,247,810	21,835,625	12,233,743	1,723,087
Reversal of provision for loan receivable from Xiaoying Housing Loans	2(o)	(377,559)	(6,066,176)	(4,213,234)	(593,422)
Provision for loans receivable from Xiaoying Credit Loans and other loans	2(m)	76,395,168	164,641,879	233,350,276	32,866,699
(Reversal of) provision for credit losses on deposits to institutional cooperators	5	(8,291,421)	1,295,879	(673,558)	(94,869)
(Reversal of) provision of credit losses for other financial assets	2(k)	(1,223,360)	(764,600)	86,019	12,116
Total operating expenses		2,315,421,305	2,480,656,302	3,377,202,019	475,668,956
Income from operations		1,311,043,800	1,082,293,813	1,437,682,011	202,493,275
Interest income (expenses), net (including RMB18,019,246, RMB412,341 and nil from related parties for the year ended December 31, 2021, 2022 and 2023, respectively)		19,709,140	3,756,232	(20,364,821)	(2,868,325)
Foreign exchange gain (loss)		5,147,137	(19,962,949)	(4,023,039)	(566,633)
Income (loss) from financial investments	9	—	20,900,025	(12,225,202)	(1,721,884)
Impairment losses on financial investments	9	—	(8,874,750)	—	—
Impairment losses on long-term investments	10	—	(26,865,733)	(46,771,435)	(6,587,619)
Change in fair value of financial guarantee derivative	3	(170,338,993)	137,654,096	24,966,242	3,516,422
Fair value adjustments related to Consolidated Trusts	3	(7,266,784)	(6,168,307)	(531,202)	(74,818)
Other income, net		32,506,084	40,723,863	24,351,280	3,429,806
Income before income taxes and gain (loss) from equity in affiliates		1,190,800,384	1,223,456,290	1,403,083,834	197,620,224
Income tax expense	14	(368,735,701)	(389,357,613)	(249,437,644)	(35,132,557)
Gain (loss) from equity in affiliates, net of tax	10	3,341,862	(22,102,238)	33,147,784	4,668,768
Net income		825,406,545	811,996,439	1,186,793,974	167,156,435
Less: net loss attributable to non-controlling interests		(478)	—	—	—
Net income attributable to X Financial		825,407,023	811,996,439	1,186,793,974	167,156,435

Net income		825,406,545	811,996,439	1,186,793,974	167,156,435
Other comprehensive income (loss), net of tax of nil:
Gain (loss) from equity in affiliates		—	204,444	(6,852)	(965)
Income from financial investments		—	—	474,792	66,873
Foreign currency translation adjustments		(14,749,519)	57,084,593	5,410,120	762,000
Comprehensive income		810,657,026	869,285,476	1,192,672,034	167,984,343
Less: comprehensive loss attributable to non-controlling interests		(478)	—	—	—
Comprehensive income attributable to X Financial		810,657,504	869,285,476	1,192,672,034	167,984,343
Net income per share—basic	15	2.51	2.57	4.12	0.58
Weighted average number of ordinary shares outstanding—basic		329,230,273	316,444,826	288,115,969	288,115,969
Net income per share—diluted	15	2.45	2.52	4.08	0.57
Weighted average number of ordinary shares outstanding—diluted		336,881,082	322,403,387	290,833,214	290,833,214

The accompanying notes are an integral part of these consolidated financial statements.

X FINANCIAL

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

					Retained	Accumulated	Equity
		Common	Treasury		earnings	other	attributable	Non-
	Common	share	stock	Additional	(Accumulated	comprehensive	to	controlling	Total
	share	amount	amount	paid-in capital	deficit)	income	X Financial	Interests	equity
	number	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance at December 31, 2020	323,117,943	202,870	—	3,068,045,239	(14,551,146)	21,059,073	3,074,756,036	1,287,616	3,076,043,652
Issuance of new shares	6,000,000	3,923	—	(3,923)	—	—	—	—	—
Exercise of share option	—	—	—	2,959,511	—	—	2,959,511	—	2,959,511
Share-based compensation (Note 16)	—	—	—	88,434,772	—	—	88,434,772	—	88,434,772
Acquisition of non-controlling interest	—	—	—	87,138	—	—	87,138	(1,287,138)	(1,200,000)
Net income (loss)	—	—	—	—	825,407,023	—	825,407,023	(478)	825,406,545
Foreign currency translation adjustments	—	—	—	—	—	(14,749,519)	(14,749,519)	—	(14,749,519)
Balance at December 31, 2021	329,117,943	206,793	—	3,159,522,737	810,855,877	6,309,554	3,976,894,961	—	3,976,894,961
Repurchase of common shares	(48,088,568)	—	(146,740,902)	—	—	—	(146,740,902)	—	(146,740,902)
Transfer to employee stock ownership plans	6,889,194	—	22,144,121	(22,144,121)	—	—	—	—	—
Exercise of share option	—	—	—	277,342	—	—	277,342	—	277,342
Share-based compensation (Note 16)	—	—	—	53,537,815	—	—	53,537,815	—	53,537,815
Net income	—	—	—	—	811,996,439	—	811,996,439	—	811,996,439
Gain from equity in affiliates	—	—	—	—	—	204,444	204,444	—	204,444
Foreign currency translation adjustments	—	—	—	—	—	57,084,593	57,084,593	—	57,084,593
Balance at December 31, 2022	287,918,569	206,793	(124,596,781)	3,191,193,773	1,622,852,316	63,598,591	4,753,254,692	—	4,753,254,692
Repurchase of common shares	(5,026,374)	—	(24,872,828)	—	—	—	(24,872,828)	—	(24,872,828)
Transfer to employee stock ownership plans	10,661,412	—	37,949,318	(37,949,318)	—	—	—	—	—
Exercise of share option	—	—	—	1,099,619	—	—	1,099,619	—	1,099,619
Share-based compensation (Note 16)	—	—	—	42,598,210	—	—	42,598,210	—	42,598,210
Net income	—	—	—	—	1,186,793,974	—	1,186,793,974	—	1,186,793,974
Loss from equity in affiliates	—	—	—	—	—	(6,852)	(6,852)	—	(6,852)
Income from financial investments	—	—	—	—	—	474,792	474,792	—	474,792
Foreign currency translation adjustments	—	—	—	—	—	5,410,120	5,410,120	—	5,410,120
Dividend to shareholders	—	—	—	—	(117,627,440)	—	(117,627,440)	—	(117,627,440)
Balance at December 31, 2023	293,553,607	206,793	(111,520,291)	3,196,942,284	2,692,018,850	69,476,651	5,847,124,287	—	5,847,124,287

					Retained	Accumulated	Equity
		Common	Treasury		earnings	other	attributable	Non-
	Common	share	stock	Additional	(Accumulated	comprehensive	to	controlling	Total
	share	amount	amount	paid-in capital	deficit)	income	X Financial	interests	equity
	number	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Balance at December 31, 2022	287,918,569	29,126	(17,549,090)	449,470,242	228,573,968	8,957,674	669,481,920	—	669,481,920
Repurchase of common shares	(5,026,374)	—	(3,503,265)	—	—	—	(3,503,265)	—	(3,503,265)
Transfer to employee stock ownership plans	10,661,412	—	5,345,050	(5,345,050)	—	—	—	—	—
Exercise of share option	—	—	—	154,878	—	—	154,878	—	154,878
Share-based compensation (Note 16)	—	—	—	5,999,832	—	—	5,999,832	—	5,999,832
Net income	—	—	—	—	167,156,435	—	167,156,435	—	167,156,435
Loss from equity in affiliates	—	—	—	—	—	(965)	(965)	—	(965)
Income from financial investments	—	—	—	—	—	66,873	66,873	—	66,873
Foreign currency translation adjustments	—	—	—	—	—	762,000	762,000	—	762,000
Dividend to shareholders	—	—	—	—	(16,567,478)	—	(16,567,478)	—	(16,567,478)
Balance at December 31, 2023	293,553,607	29,126	(15,707,305)	450,279,902	379,162,925	9,785,582	823,550,230	—	823,550,230

The accompanying notes are an integral part of these consolidated financial statements.

X FINANCIAL

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	825,406,545	811,996,439	1,186,793,974	167,156,435
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,135,552	6,646,312	5,260,605	740,941
Share-based compensation	88,434,772	53,537,815	42,598,210	5,999,832
Impairment losses on financial investments	—	8,874,750	—	—
Impairment losses on long-term investments	—	26,865,733	46,771,435	6,587,619
(Gain) loss from equity in affiliates	(3,341,862)	22,102,238	(33,147,784)	(4,668,768)
(Gain) loss from disposal of property and equipment	(180,537)	(2,678)	148,198	20,873
(Income) loss from financial investments	—	(20,900,025)	12,225,202	1,721,884
Provision for accounts receivable and contract assets	77,247,810	21,835,625	12,233,743	1,723,087
Provisions for loans receivable from Xiaoying Credit Loans and other loans	76,395,168	164,641,879	233,350,276	32,866,699
(Reversal of) provision for loan receivable from Xiaoying Housing Loans	(377,559)	(6,066,176)	(4,213,234)	(593,422)
(Reversal of) provision for credit losses on deposits to institutional cooperators	(8,291,421)	1,295,879	(673,558)	(94,869)
(Reversal of) provision of credit losses for other financial assets	(1,223,360)	(764,600)	86,019	12,116
Fair value adjustments related to Consolidated Trusts	7,266,784	6,168,307	531,202	74,818
Change in fair value of financial guarantee derivative	170,338,993	(137,654,096)	(24,966,242)	(3,516,422)
Deferred tax expenses (benefits)	333,420,104	195,589,376	(29,258,045)	(4,120,909)
Other non-cash expenses (income)	(117,889)	658,327	120,025	16,905
Changes in operating assets and liabilities:
Accounts receivable and contract assets	(411,420,820)	(436,267,247)	(509,909,978)	(71,819,318)
Deposits to institutional cooperators	(584,191,949)	(271,206,554)	68,518,587	9,650,641
Prepaid expenses and other current assets	21,232,196	121,759,157	22,921,314	3,228,400
Loan receivable from Xiaoying Housing Loans	35,784,679	8,088,235	5,617,646	791,229
Loan receivable from Xiaoying Credit Loans and other loans	(890,372,164)	(304,079,859)	(577,307,221)	(81,312,021)
Other non-current assets	162,653	1,562,738	(121,124)	(17,060)
Guarantee liabilities	(9,789,626)	—	61,906,509	8,719,349
Deferred guarantee income	—	—	46,597,143	6,563,070
Financial guarantee derivative	551,283,453	(223,943,839)	(82,924,152)	(11,679,623)
Accrued payroll and welfare	9,824,303	19,076,221	23,089,279	3,252,057
Other taxes payable	146,468,684	36,144,805	34,130,358	4,807,160
Income taxes payable	41,231,547	152,940,513	176,410,814	24,846,943
Deposit payable to channel cooperators	(460,000)	(1,312,000)	—	—
Accrued expenses and other current liabilities	(33,694,875)	65,114,595	97,347,968	13,711,175
CASH PROVIDED BY OPERATING ACTIVITIES	449,171,181	322,701,870	814,137,169	114,668,821
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment and intangible assets	(2,620,038)	(6,055,110)	(8,468,350)	(1,192,742)
Disposal of property and equipment	236,783	5,440	18,053	2,543
Purchase of financial investments	(112,843,800)	(90,539,800)	(424,149,412)	(59,740,195)
Collection of financial investments	36,000,000	—	—	—
Purchase of long-term investment	(315,000,000)	—	—	—
Collection of long-term investment	40,000,000	6,852,347	—	—
Loan to a related party	(150,000,000)	—	—	—
Loan repayment from a related party	150,000,000	—	—	—
Origination of loans receivables from Xiaoying Credit Loans and other loans	(1,755,301,405)	—	—	—
Sale and collection of loans receivables from Xiaoying Credit Loans and other loans	35,848,676	4,749,439	—	—
Principal payment of loans at fair value	(2,238,372,299)	(826,042,700)	(70,004,009)	(9,859,858)
Principal collection of loans at fair value	3,427,158,051	1,089,274,133	189,752,419	26,726,069
Principal payment of loans receivables of the Consolidated Trusts and Partnerships at amortized cost	(2,538,004,837)	(7,455,098,555)	(9,090,383,262)	(1,280,353,704)
Principal collection of loans receivables of the Consolidated Trusts and Partnerships at amortized cost	915,305,038	6,263,466,800	8,296,900,075	1,168,593,934
Collection of loans’ earnings rights from related party	160,000,000	100,000,000	—	—
CASH USED IN INVESTING ACTIVITIES	(2,347,593,831)	(913,388,006)	(1,106,334,486)	(155,823,953)
CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of common shares	—	(146,740,902)	(24,872,828)	(3,503,265)
Proceeds from exercise of options	2,959,511	277,342	1,099,619	154,878
Dividends to shareholders	—	—	(58,401,356)	(8,225,659)
Acquisition of non-controlling interests	(1,200,000)	—	—	—
Proceeds from short-term borrowings	266,500,000	70,208,800	802,500,000	113,029,761
Repayments of short-term borrowings	(450,545,000)	(166,500,000)	(307,708,800)	(43,339,878)
Cash received from institutional funding partners	2,052,099,474	—	—	—
Cash paid to institutional funding partners	(583,101,169)	(21,310,352)	—	—
Cash received from investors of Consolidated Trusts at fair value	454,490,000	98,800,000	—	—
Cash paid to investors of Consolidated Trusts at fair value	(1,905,959,250)	(420,225,590)	(141,288,810)	(19,900,113)
Cash received from investors and institutional funding partners of the Consolidated Trusts and Partnerships at amortized cost	1,466,068,260	2,497,000,169	3,251,997,048	458,034,204
Cash paid to investors and institutional funding partners of the Consolidated Trusts and Partnerships at amortized cost	—	(1,335,158,227)	(2,295,866,494)	(323,366,032)
CASH PROVIDED BY FINANCING ACTIVITIES	1,301,311,826	576,351,240	1,227,458,379	172,883,896
Effect of foreign exchange rate changes	(9,373,234)	29,255,917	2,286,656	322,070
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(606,484,058)	14,921,021	937,547,718	132,050,834
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	1,598,522,894	992,038,836	1,006,959,857	141,827,330
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT YEAR END	992,038,836	1,006,959,857	1,944,507,575	273,878,164
Non-cash investing activities
Switch out from VC funds measured at fair value	—	—	13,968,313	1,967,396
Switch in VC funds measured at fair value	—	—	(14,342,134)	(2,020,047)
Supplemental disclosures of cash flow information:
Income taxes paid, net of refunds	30,958,576	37,369,220	102,284,875.00	14,406,523
Interest paid for borrowings	6,719,912	1,991,007	23,247,119	3,274,288
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	584,762,494	602,270,607	1,195,351,730	168,361,770
Restricted cash	407,276,342	404,689,250	749,155,845	105,516,394
Provision of credit losses for other financial assets	—	—	(86,019)	(12,116)
Total cash and cash equivalents and restricted cash	992,038,836	1,006,959,857	1,944,421,556	273,866,048

The accompanying notes are an integral part of these consolidated financial statements.

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

The Group began the operations through Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd. (“Shenzhen Ying Zhong Tong”), which was founded in March 2014 in the Chinese Mainland by Mr. Tang, Chief Executive Officer and Mr. Zhu (the “Founders”) who collectively held more than 50% of the equity holdings.

During the period of 2015 to 2016, the Founders also established a number of special purpose vehicles (“SPVs”) to carry out personal finance business in the Chinese Mainland. At the formation date of each SPV, Shenzhen Ying Zhong Tong entered into a series of contractual agreements with the SPV and its nominal shareholder(s) include Shareholders’ Voting Rights Proxy Agreements, Exclusive Call Option Agreements, Exclusive Business Cooperation Agreements, and Equity Pledge Agreements, through which Shenzhen Ying Zhong Tong (1) has power to direct the activities that most significantly affects the economic performance of the SPV and (2) can receive the economic benefits of the SPVs that could be significant to the SPV. Accordingly, Shenzhen Ying Zhong Tong is the primary beneficiary of the SPVs.

On January 5, 2015, X Financial was incorporated in the Cayman Islands by the Founders and one other individual. The Founders collectively held more than 50% of the equity holdings of X Financial. Further, Mr. Zhu designated all of his shareholder rights to Mr. Tang through a proxy agreement. As such, Mr. Tang effectively was the controlling shareholder of the Company since its incorporation.

On August 7, 2015, the Company completed its equity financing by issuing 38,095,238 ordinary shares to an unrelated third-party investor at a consideration of US$60,000,000. In conjunction with the equity financing, the Company also issued an additional 40,000,000 ordinary shares to Mr. Yue Tang. Mr. Tang remained as the effective controlling shareholder.

In order to raise capital through its initial public offering (“IPO”) in the United States, the Group undertook a series of transactions since late 2016 with X Financial being proposed as the listing entity (“Reorganization”):

As Chinese Mainland laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Company established a wholly-owned foreign invested subsidiary in the Chinese Mainland, Xiaoying (Beijing) Information Technology Co., Ltd. (“Beijing WFOE”) on October 28, 2015. The existing contractual agreements with the SPVs and SPVs’ shareholders held by Shenzhen Ying Zhong Tong were assigned to Beijing WFOE.

On October 19, 2016, Shenzhen Xiaoying Technology Co., Ltd. (“Shenzhen Xiaoying”) was incorporated in the Chinese Mainland by the same shareholders of the Company with identical shareholdings. In December 2016, Shenzhen Xiaoying acquired Shenzhen Ying Zhong Tong for nominal consideration and Shenzhen Ying Zhong Tong became the wholly-owned subsidiary of Shenzhen Xiaoying. As both Shenzhen Xiaoying and Shenzhen Ying Zhong Tong were controlled by Mr. Tang at the time, the transaction was a reorganization under common control.

X Financial, through its Chinese Mainland subsidiary, Beijing WFOE, entered into a series of contractual arrangements with Shenzhen Xiaoying, Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd. (“Beijing Ying Zhong Tong”) in December 2017, and Shenzhen Xintang Information Consulting Co., Ltd. (“Shenzhen Xintang”, previously named “Shenzhen Tangren Financing Guarantee Co., Ltd.”) in December 2016 and the shareholders of these entities respectively. Shenzhen Xiaoying, Beijing Ying Zhong Tong, Shenzhen Xintang and the SPVs are collectively referred to as “VIEs”. The series of contractual agreements included Shareholders’ Voting Rights Proxy Agreements, Spouse Consent Agreement, Exclusive Call Option Agreements, Exclusive Business Cooperation Agreements, and Equity Pledge Agreements. The Group believed that these contractual agreements would enable Beijing WFOE to (1) have power to direct the activities that most significantly affects the economic performance of the new VIEs and (2) receive the economic benefits of the VIEs that could be significant to the new VIEs. Accordingly, the Group is the primary beneficiary of the VIEs through Beijing WFOE.

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

On May 31, 2021, Shenzhen Xiaoying Microcredit Co., Ltd. (“Xiaoying Microcredit”) was incorporated in the Chinese Mainland with online microcredit business operating license by Shenzhen Xiaoying. Shenzhen Xiaoying had completed the capital contributions of RMB1 billion to Xiaoying Microcredit by the end of November, 2021.

On May 20, 2022, Tianjin Yuexin Financing Guarantee Co., Ltd. (“Tianjin Yuexin”) was incorporated in the Chinese Mainland with financing guarantee license by Shenzhen Puhui. Shenzhen Puhui had completed the capital contributions of RMB50 million to Tianjin Yuexin in 2022. By the end of December 2023, the registered capital of Tianjin Yuexin was increased to RMB1 billion.

Shenzhen Xintang did not renew its financing guarantee license in 2022. The Group settled the remaining business of Shenzhen Xintang in the first quarter of 2023. And Shenzhen Xintang (VIE) no longer guarantees any loan products. By the end of December 2023, the registered capital of Shenzhen Xintang was decreased to RMB 1 million.

As of December 31, 2023, the Company’s principal subsidiaries, VIEs and subsidiaries of the VIEs are as follows:

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

The Company, through its wholly-owned foreign invested subsidiary, Beijing WFOE in the Chinese Mainland, entered into a series of contractual arrangements (“VIE agreements”) with Shenzhen Xiaoying, Beijing Ying Zhong Tong, and Shenzhen Xintang (collectively known as “the VIEs”) and their respective shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs.

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

Pursuant to the exclusive call option agreement entered into between the VIEs’ nominee shareholders and Beijing WFOE, the nominee shareholders irrevocably granted Beijing WFOE a call option to request the nominee shareholders to transfer or sell any part or all of its equity interests in the VIEs, to Beijing WFOE, or their designees. The purchase price of the equity interests in the VIEs shall be equal to the minimum price required by Chinese Mainland law. Without Beijing WFOE’s prior written consent, the VIEs and its nominee shareholders shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, issue any additional equity or right to receive equity, provide any loans, distribute dividends in any form, etc. For the agreements among Beijing WFOE, each of the VIEs, and their shareholders, these arrangements will remain effective for ten years. Unless notified by Beijing WFOE, the parties to these agreements shall extend the term of these agreements for another ten years. The agreement among Beijing WFOE and its shareholder does not specify its effective term.

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

Uncertainties in the Chinese Mainland legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of Chinese Mainland laws and regulations, the Chinese Mainland government could:

●	revoke the Group’s and operating licenses;
●	levy fines on the Group;
●	confiscate any of the Group’s income that they deem to be obtained through illegal operations;
●	shut down the Group’s services;
●	discontinue or restrict the Group’s operations in China;
●	impose conditions or requirements with which the Group may not be able to comply;
●	require the Group to change corporate structure and contractual arrangements;
●	restrict or prohibit the use of the proceeds from overseas offerings to finance the Group’s Chinese Mainland consolidated VIEs’ business and operations; and
●	take other regulatory or enforcement actions that could be harmful to the Group’s business.

Consolidated Trusts

As part of the Group’s efforts to develop new product offerings for investors and institutional funding partners, the Group establishes a business relationship with certain trusts which were administered by third-party trust companies. The trusts are set up to invest solely in the loans facilitated by the Group on its platform to provide returns to the beneficiaries of the trusts through interest payments made by the borrowers. The trusts are cooperated with financial institutional cooperators who provide credit insurance/financial guarantee services to protect funding providers against default for both the principal and interest. Both direct model and intermediary model are adopted for these trusts. Under direct model, loans are originated from trusts to borrowers while under intermediary model, the Group typically provides credit to the borrowers through an intermediary first and then transfers the loans to the trusts, which issue beneficial interests to the investors and institutional funding partners. The Group determines to consolidate these trusts as the Group is the primary beneficiary, due to the following reasons: 1) the Group has the power to direct the operating activities of the trusts; 2) the Group absorbs or enjoys the potential residual losses or returns of these trusts. Under intermediary model, the transfer of loans to the Consolidated Trusts are not eligible for sale accounting because the trust is consolidated and the loan transfer is considered an intercompany transaction.

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

For Consolidated Trusts founded from January 1, 2022, the Group elected not to apply fair value option but instead apply amortized cost method to the loans (at the date of origination) and liabilities due to investors or institutional funding partners, to improve the understandability and relevance of financial information. That is, the loans are continued to be recorded on the Group’s consolidated balance sheets as loans held for investment under “Loans receivable from Xiaoying Credit Loans and other loans, net”, which is net of allowance of credit loss, and the proceeds received from the investors or institutional funding partners are recorded as trust liabilities under “Payable to investors and institutional funding partners at amortized cost”.

During 2022 and 2023, certain of the subsidiaries of the Group funded RMB81,200,000 and RMB115,900,000 to loan products facilitated on the Group’s platform through third-party trust companies. The trusts are consolidated by the Group and the underlying loans are recorded on the Group’s consolidated balance sheets as loans held for investment under “Loans at fair value “ or “Loans receivable from Xiaoying Credit Loans and other loans, net”.

Consolidated Partnerships

The Group continues developing the partnership business model , where the Group and certain trusts jointly established several limited partnership enterprises, or LPs, to invest solely in the loans facilitated by the Group on its platform to provide returns to partners of the LPs through interest payments made by the borrowers. The Consolidated Partnerships are cooperated with financial institutional cooperators who provide credit insurance/financial guarantee services to protect funding providers against default for both the principal and interest. Intermediary model is adopted for the Consolidated Partnerships, the Group typically provides credit to the borrowers through an intermediary first and then transfers the loans to the LPs. The Group determines to consolidate these LPs as the Group is the primary beneficiary, due to the following reasons: 1) the Group has the power to direct the operating activities of the LPs; 2) the Group absorbs or enjoys the potential residual losses or returns of these LPs. The transfer of loans to the Consolidated Partnerships are not eligible for sale accounting because the LP is consolidated and the loan transfer is considered an intercompany transaction. The Group further applies amortized cost to the loans and liabilities to trust partners in its consolidated financial statements. That is, the loans are recorded on the Group’s consolidated balance sheets under “Loans receivable from Xiaoying Credit Loans and other loans, net” and the proceeds received from the trust partners are recorded as LP liabilities under “Payable to investors and institutional funding partners at amortized cost”.

During 2022 and 2023,one of the subsidiaries of the Group funded RMB146,245,430 and RMB231,346,839 to loan products facilitated on the Group’s platform through the limited partnership enterprises. The LPs are consolidated by the Group and the underlying loans are recorded on the Group’s consolidated balance sheets under “Loans receivable from Xiaoying Credit Loans and other loans, net”.

The following financial statement amounts and balances of the Consolidated Trusts and Partnerships are included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of
	December 31,	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Assets:
Restricted cash	398,439,250	711,756,581	100,248,818
Accounts receivable and contract assets, net	37,262,868	54,749,985	7,711,374
Loans receivable from Xiaoying Credit Loans and other loans, net	2,771,927,123	3,571,283,174	503,004,715
Loans at fair value	120,279,612	—	—
Prepaid expenses and other current assets	5,073,797	—	—
Total assets	3,332,982,650	4,337,789,740	610,964,907
Liabilities:
Payable to investors and institutional funding partners at amortized cost	2,627,910,203	3,584,040,757	504,801,582
Payable to investors at fair value	141,288,810	—	—
Other taxes payable	3,226,746	4,060,878	571,963
Accrued expenses and other current liabilities	16,698,946	43,599,849	6,140,910
Total liabilities	2,789,124,705	3,631,701,484	511,514,455

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Net revenue	285,859,862	648,893,767	726,005,363	102,255,717
Net income	105,610,429	360,550,889	458,613,718	64,594,391

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Net cash provided by operating activities	155,272,678	273,610,963	172,210,364	24,255,322
Net cash used in investing activities	(433,914,047)	(928,400,322)	(673,734,777)	(94,893,559)
Net cash provided by financing activities	14,599,010	840,416,352	814,841,744	114,768,059

The following financial statement amounts and balances of the VIEs and Consolidated Trusts and Partnerships were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of
	December 31	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Assets:
Cash and cash equivalents	116,523,581	295,277,830	41,589,013
Restricted cash	403,439,250	716,870,052	100,969,035
Accounts receivable and contract assets, net	65,289,514	83,535,036	11,765,664
Loans receivable from Xiaoying Credit Loans and other loans, net	3,777,595,492	4,876,731,346	686,873,244
Loans at fair value	120,279,612	—	—
Prepaid expenses and other current assets, net	53,328,083	25,280,941	3,560,746
Deferred tax assets, net	2,277,314	118,587,356	16,702,680
Long-term investments	495,994,880	493,411,355	69,495,536
Property and equipment, net	604,992	1,054,565	148,532
Intangible assets, net	28,711,872	28,153,262	3,965,304
Loan receivable from Xiaoying Housing Loans, net	10,061,258	8,656,846	1,219,291
Income taxes receivable	1,870,729	—	—
Other non-current assets	2,469,629	22,984	3,237
Total assets	5,078,446,206	6,647,581,573	936,292,282
Liabilities:
Payable to investors and institutional funding partners at amortized cost	2,627,910,203	3,584,040,757	504,801,582
Payable to investors at fair value	141,288,810	—	—
Financial guarantee derivative	107,890,394	—	—
Short-term borrowings	20,000,000	320,000,000	45,071,057
Accrued payroll and welfare	12,047,490	15,011,080	2,114,266
Other taxes payable	123,105,603	126,900,881	17,873,615
Income taxes payable	—	28,266,791	3,981,294
Accrued expenses and other current liabilities	102,148,275	69,989,510	9,857,816
Other non-current liabilities	1,937,009	—	—
Total liabilities	3,136,327,784	4,144,209,019	583,699,630

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Net revenue	1,388,255,858	1,350,809,649	1,500,275,059	211,309,323
Net income	695,892,749	738,032,308	438,091,276	61,703,866

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Net cash provided by operating activities	485,090,529	151,675,178	51,412,210	7,241,258
Net cash used in investing activities	(702,678,519)	(925,707,537)	(674,068,903)	(94,940,619)
Net cash provided by (used in) financing activities	(4,100,990)	860,416,352	1,114,841,744	157,022,176

The VIEs and Consolidated Trusts and Partnerships contributed 38%, 38% and 31% of the Group’s consolidated revenue for the years ended December 31, 2021, 2022 and 2023 , respectively. As of December 31, 2022 and 2023, the VIEs and Consolidated Trusts and Partnerships accounted for an aggregate of 57% and 57% of the consolidated total assets, and 77% and 71% of the consolidated total liabilities.

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

The Group believes that there are no assets held in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and the Chinese Mainland statutory reserves. As the VIEs are incorporated as limited liability companies under the Company Law of the PRC, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. Relevant Chinese Mainland laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 17 for disclosure of restricted net assets.

(c)Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include share-based compensation, allowance for credit losses of accounts receivables and contract assets, deposits to institutional cooperators, prepaid expenses and other current assets, loans receivables from Xiaoying Housing Loans and loans receivable from Xiaoying Credit Loans and other loans, provision for contingent guarantee liabilities, allocation of considerations under revenue arrangements with various performance obligations, variable considerations of revenue recognition, valuation allowance for deferred tax assets, unrecognized tax benefits, the indefinite reinvestment assertion, fair value of financial guarantee derivatives, guarantee liabilities and financial investments, loans at fair value and payable to investors at fair value, impairment of long-term investments and financial investments.

(d)Revenue recognition

The Group provides services as an online marketplace connecting borrowers and investors or institutional funding partners. Revenue is the transaction price the Group expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Group’s activities and is recorded net of value-added tax (“VAT”). The services to be accounted for include loan facilitation service, post-origination service (e.g., cash processing and collection services) and financial guarantee service.

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

The second business model (“Intermediary Model”) involves the Group initially providing credit to borrowers through an intermediary and subsequently selling the loans including all of the creditor rights in the loans to external investors or institutional funding partners on its platform within a short period of time.

Loans facilitated by the Group typically have a term of less than 1 year. For each loan facilitated either through the Direct Model or Intermediary Model, the Group charges a service fee (i) from the borrower indirectly through one of the Group’s VIEs, Shenzhen Xintang, or (ii) from the borrower indirectly through external financing guarantee company, or (iii) from institutional funding partner directly. No application fee is charged to borrowers or investors or institutional funding partners.

For the loans the Group is entitled to the full service fee regardless of whether the borrowers choose to early repay or not, the Group has the unconditional right to the consideration.

For the loans facilitated that the Group collected service fees indirectly through Shenzhen Xintang, when borrowers who have the option of early repayment and upon termination, they do not have the obligation to pay the remaining monthly service fees, the Group’s right to consideration for the service fees of facilitation service is conditional on whether or not the borrowers repay in advance. At contract inception, the Group determines the consideration based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination.

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

The Group provides guarantee which is directly provided to or indirectly provided through financial institutional cooperators to investors or institutional funding partners on certain loan products via its consolidated entities. The Group is compensated for this reimbursement from the contractual service fees collected from the borrowers. If a borrower defaults, the Group makes its best efforts to collect the default loan. The Group directly makes payment to the defaulted principal and interest to investors or indirectly makes payment to investors or institutional funding partners through institutional cooperators, and deemed the guarantee as a guarantee service to the investors or institutional funding partners and recognizes a stand ready obligation for its guarantee exposure in accordance with ASC Topic 460, Guarantees which requires the guarantee to be measured initially at fair value based on the stand-ready obligation.

For certain loan products that the Group facilitate in the past that are repaid in installments by borrowers, borrowers are required to enter into guarantee agreements with the Group to pay the guarantee fee at a pre-agreed rate while at the same time, the Group entered into a series of arrangements with various financial institutional cooperators and negotiate the upper limit (the “Cap”) of Shenzhen Xintang (VIE)’s compensation obligation prospectively with these financial institutional cooperators based on the expected loss rate. Upon borrower’s default, financial institutional cooperators reimburse the full loan principal and interest to the investors or institutional funding partner first, and has the right to recourse to both the borrower and the Group, and the Group’s contractual obligation is at any time it limited to the Cap which is the lower of (1) total amount of guarantee fees contractually required to be collected from the borrowers for such loans facilitated during the current period on an aggregated basis, and (2) a certain percentage of the total principal of the loans facilitated stated in an annualized manner, as pre-agreed with financial institutional cooperators (the “Rate”). The contractual guarantee fees in (1) is not influenced by default or early repayment of borrowers. The Group has no obligation or intention to compensate financial institutional cooperators for any losses in excess of the contractual obligation. The Rate will be negotiated prospectively at each quarter between the two parties based on the expected loss rate. The actual loss in excess of the Cap is absorbed by financial institutional cooperators. Financial institutional cooperators ultimately bear substantially all of the credit risk. The Group’s exposure in this arrangement is limited to the default and prepayment risk in relation to the guarantee fee when the Group cannot collect the guarantee fee under the agreement with the borrower on an individual basis but is still obligated to compensate financial institutional cooperators up to the Cap on a pool basis. The Group evaluated the guarantee arrangement pursuant to ASC Topic 815, and concluded that the arrangement meets the definition of a derivative and that it is not eligible for the guarantee scope exception. Therefore, the guarantee is recognized as a derivative liability/asset at fair value and is not accounted for pursuant to ASC Topic 460 or 450. See accounting policy for financial guarantee derivative.

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

The Group determines the total transaction price to be the service fees chargeable from the borrowers indirectly through one of the VIEs, Shenzhen Xintang, or external financing guarantee companies or from certain institutional funding partners directly, including the guarantee fees charged by the Group under the separate guarantee agreement with the borrowers for certain type of Xiaoying Card Loans. The transaction price for loan facilitation and post-origination services includes variable consideration in the form of default risk and prepayment risk of the borrowers. The Group estimates variable consideration for these contracts using the expected value methodology, including models to estimate the loss rates, the prepayment rates, and the weighted macroeconomic forecast, which are based on past events, current conditions, and reasonable and supportable forecasts over the life of the loans. The expected value of the consideration is the product of multiplying the loan principal and the pre-agreed service fee rates, adjusted for the loss rates and the prepayment rates. The loss rates are calculated using vintage-based loss rate model, adjusted for a weighted macroeconomic forecast. The models consider the historical loss experience period for the vintage-based loss rates, the historical prepayment experience period for the prepayment rates and the weighting of multiple macroeconomic forecast scenarios over the life of the loans and selected economic variables, including gross domestic product (GDP), unemployment rate and other macro-economic variables. The transaction price is allocated amongst the financial guarantee service, if any, and two performance obligations.

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

Intermediary Model

The Group cooperates with several microcredit companies who use their own funds to provide credit to borrowers first; the Group provide facilitation and post-origination services for these loans and receive service fee from borrowers. These microcredit companies transfer their rights as creditors shortly to SPVs controlled by the Group at the price of the carrying amount of the outstanding loan principal balance and accumulated accrued interest not paid by the borrowers as of the day on which the creditor’s rights are legally transferred to SPVs. The SPVs usually further transfer their creditor’s rights to third party investors or institutional funding partners in a short period at the price of the carrying amount of the outstanding loan principal balance and the accumulated accrued interest not paid by the borrowers as of the day on which the creditor’s rights are legally transferred to investors or institutional funding partners. The Group continues the operations through the Intermediary Model with funding from unrelated third-party trust companies to the extent permitted under applicable laws and regulations.

The loans are initially recorded on the consolidated balance sheet as loans receivable from Xiaoying Credit Loans and other loans. These loans carry the same insurance/ guarantee agreement with external financial institutional cooperators as loans facilitated under the Direct Model, which is attached to the loan and transfers along with the loan. The Group also charges service fees in the same manner as loans facilitated under the Direct Model. The Group accounts the relevant interest and service fees received from the borrowers as the financing income and the fee charged by the microcredit companies which is proportionate to the loans facilitated as the origination and servicing cost in its consolidated financial statements.

Intermediary Model—Trust Model

The transfer of loans to institutional funding partners under the Intermediary Model often involves transferring the loans to a trust formed and operated by unrelated third-party trust companies. The Group consolidates such trusts under the VIE model (see accounting policy on “Consolidated Trusts”). Loans transferred to Consolidated Trusts do not qualify for sales accounting as the transfer is to a consolidated subsidiary.

Before December 31, 2021, the Group elected to apply fair value option to these loans at the date of origination. The loans are recorded as “Loans at fair value” in the consolidated balance sheets.

From January 1, 2022, the Group elected to apply amortized cost method to the loans of newly formed Consolidated Trusts at the date of origination. For loan assets measured at amortized cost, they are recorded as “Loans receivable from Xiaoying Credit Loans and other loans, net”.

Under both methods, the Group recognizes as revenue under “Financing income” the service fees and interests charged to the borrowers over the lifetime of the loans using effective interest method.

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

Disaggregation of revenues

All of the Group’s revenue for the years ended December 31, 2021, 2022 and 2023 were generated from the PRC. As the remaining duration of the Group’s performance obligations of the contracts is one year or less, the Group elects to apply the exemption of disclosing the aggregate amount of transaction price allocated to the performance obligations at the end of 31 December, 2021, 2022 and 2023, The following table illustrates the disaggregation of revenue by product the Group offered in 2021, 2022 and 2023:

	Loan
	facilitation	Post-origination	Financing	Other
	service	service	income	revenue	Total
2021	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Major products
Xiaoying Credit Loan	2,545,592,949	312,373,187	644,009,587	31,877,690	3,533,853,413
Xiaoying Revolving Loan	—	3,216,931	27,891,908	537,311	31,646,150
Other loans	—	—	—	130,768	130,768
Other service(1)	—	—	—	60,834,774	60,834,774
Total	2,545,592,949	315,590,118	671,901,495	93,380,543	3,626,465,105

	Loan
	facilitation	Post-origination	Financing	Other
	service	service	income	revenue	Total
2022	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Major products
Xiaoying Credit Loan	2,044,343,554	372,015,426	959,446,184	20,815,986	3,396,621,150
Xiaoying Revolving Loan	—	435,180	2,815	—	437,995
Other loans	—	—	6,828,467	207,964	7,036,431
Other service(1)	—	—	—	158,854,539	158,854,539
Total	2,044,343,554	372,450,606	966,277,466	179,878,489	3,562,950,115

	Loan
	facilitation	Post-origination	Financing	Guarantee	Other
	service	service	income	income	revenue	Total
2023	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Major products
Xiaoying Credit Loan	2,740,974,233	596,581,987	1,133,314,422	24,496,658	30,861,036	4,526,228,336
Xiaoying Housing Loan	—	—	—	—	1,601,289	1,601,289
Other loans	—	—	4,022,032	—	—	4,022,032
Other service(1)	—	—	—	—	283,032,373	283,032,373
Total	2,740,974,233	596,581,987	1,137,336,454	24,496,658	315,494,698	4,814,884,030

	Loan
	facilitation	Post-origination	Financing	Guarantee	Other
	service	service	income	income	revenue	Total
2023	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Major products
Xiaoying Credit Loan	386,058,146	84,026,815	159,623,998	3,450,282	4,346,686	637,505,927
Xiaoying Housing Loan	—	—	—	—	225,537	225,537
Other loans	—	—	566,491	—	—	566,491
Other services(1)	—	—	—	—	39,864,276	39,864,276
Total	386,058,146	84,026,815	160,190,489	3,450,282	44,436,499	678,162,231
(1)Primarily consists of referral service fees for introducing borrowers to other platforms, technology service fees received for providing assistant technology development services and penalty fees for loan late payment.

Contract balances

The Group did not enter into contracts with customers that were greater than one year for substantially all products for the years ended December 31, 2021, 2022 and 2023. For the loans the Group is entitled to the full service fee regardless of whether the borrowers choose to early repay or not, the Group has the unconditional right to the consideration and an accounts receivable is recorded. For the loans facilitated with borrowers who have the option of early repayment and upon termination they do not have the obligation to pay the remaining monthly service fees, the Group’s right to consideration for the service fees of facilitation service is conditional on whether or not the borrowers repay in advance. In these instances, the Group records a corresponding contract asset when recognizing revenue from loan facilitation service. The contract asset will not be reclassified to a receivable given that the right to invoice and the payment is due by the end of the credit periods. Revenue for these loan products are recognized when the collection of consideration becomes probable.

Remaining unsatisfied performance obligations as of December 31, 2021, 2022 and 2023 pertained to post-origination service in the amount of RMB113,840,873, RMB224,461,482 and RMB287,607,599 (US$40,508,683), respectively. All remaining unsatisfied performance obligations would be recognized as revenue in the subsequent year.

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

Financing income also includes financing fees, including interest income and service fee, from loans receivables from Xiaoying Credit Loans and other loans that have not yet been transferred to external investors or institutional funding partners or have been transferred but such transaction does not qualify for sale accounting under the Intermediary Model.

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

Other revenue

Other revenue primarily includes referral service fees for introducing borrowers to other platforms, technology service fees received for providing assistant technology development services and penalty fees for loan late payment. The referral service fees for introducing borrowers to other platforms are recognized when the obligation is fulfilled and is confirmed by the other platforms. The technology service fees are recognized when the assistant technology development services to third parties provided. The penalty fees, which are fees paid to the Group, will be received as a certain percentage of past due amounts in the case of late payments. Penalty fees are contingency-based variable considerations and constrained by the occurrence of delinquency. They are recognized when the uncertainty associated with the variability is resolved, that is, when the underlying event occurs.

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

When the loan (including the creditor rights) is transferred, the transferee becomes the direct counterparty to the borrower and the legal record holder of the loan upon transfer. The transfer is accounted for as a sale, when (1) the transferred loans are considered legally isolated from the assets of the Group and its creditors even in the bankruptcies under the Chinese Mainland laws and regulations, (2) the investors or institutional funding partners (transferees) can freely pledge or exchange the transferred loans, and (3) the Group does not maintain effective control over the transferred loans. When a transfer does not qualify for sale accounting, e.g. when the Group sells loans with recourse to the Group, the transferred financial asset remains in the statement of financial position and a financial liability is recognized for any consideration received.

For Xiaoying Housing Loans facilitated through the Intermediary Model, borrowers are required to pledge properties to one of the Group’s consolidated VIE entities (other than the intermediary or the SPV conducting the facilitation and transfer of the loan) as collateral for the guarantee that the Group is providing to a financial institutional cooperator against borrower’s default. It is a separate arrangement with different counterparties from the loan provided by the Group. While the loan (including creditor’s rights) is transferred to third party investors or institutional funding partners, the lien remains under the Group’s name and in security for the Group agreeing to provide the guarantee to a financial institutional cooperator. The holding of the lien does not affect the creditor’s right in the loan being fully transferred. Provided all aforementioned conditions under sales accounting are met, the transfer of such loans with collateral are accounted for as a sale. The Group ceased facilitation of Xiaoying Housing Loan in 2019.

(f)Foreign currency translation

The functional currency of X Financial is in US dollars (“US$”). The functional currency of the Group’s subsidiaries and VIEs in the Chinese Mainland is Renminbi (“RMB”). The determination of the respective functional currency is based on the criteria stated in ASC 830, Foreign Currency Matters. The Group also uses RMB as its reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. Translation gains and losses are recognized in the statements of comprehensive income (loss).

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

(g)Guarantee liabilities

The Group has guarantee service which is directly provided to or indirectly provided through financial institutional cooperators to investors or institutional funding partners. If a borrower defaults, the Group makes its best efforts to collect the default loan. The Group directly or indirectly makes payment to the defaulted principal and interest to investors or institutional funding partners.

Prior to September 2017, substantially all of the loans facilitated by the Group’s platform are insured by a financial institutional cooperator. The financial institutional cooperator initially reimbursed the loan principal and interest to the investor or institutional funding partner upon the borrower’s default. In order to maintain stable business relationship with the financial institutional cooperater, although not contractually obligated, the Group at its sole discretion compensated the financial institutional cooperater for substantially all loan principal and interest default but not subsequently collected. The Group deemed the guarantee as a guarantee service recognizes a stand ready obligation for its guarantee exposure in accordance with ASC Topic 460. The relative business has been ceased in 2020 with no outstanding balance of guarantee liabilities as of December 2021 and 2022, and only follow-up collections remains.

From September 2017, the Group revised the arrangement with the financial institutional cooperator and the Group no longer records any guarantee liabilities in accordance with ASC Topic 460, and records financial guarantee derivatives in accordance with ASC 815. See accounting policy of revenue recognition and financial guarantee derivatives.

During 2023, the Group started the financing guarantee business through one of the subsidiaries of the Group that holds the financing guarantee license and bulit a new business model that collaborates with external financing guarantee companies to provide joint guarantee services, on a pro-rata basis, to institutional funding partners. Under this business model, the Group has the contractual obligation to pay the defaulted principal and interest to institutional funding partners and no obligation to pay to the external financing guarantee company. The Group recognizes a stand ready obligation for its guarantee exposure in accordance with ASC Topic 460, Guarantees which requires the guarantee to be measured initially at fair value based on the stand-ready obligation.

Guarantee service provided prior to September 2017

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

The Group measures its guarantee liabilities at inception at fair value based on the Group’s expected payouts and also incorporating a markup margin. As the Group’s guarantee liabilities are not traded in an active market with readily observable prices, the Group applies a discounted cash flow methodology to measure the fair value of guarantee liabilities. The impact of credit losses is also considered by applying discounted cash flow method for the subsequent measurement of guarantee liabilities, based on the consideration of reasonable and supportable forecasts of future economic conditions. The significant unobservable inputs used include expected future payout and discount rate. The expected future payouts were estimated based on expected loss rates for each product type, taking into consideration of historical loss experiences for both contingent and noncontingent elements. The expected future payouts take into account missed payments initially compensated by the financial institutional cooperator within two business days from borrowers’ payment due date. The expected collection rate of defaulted loans incorporates the proceeds from liquidation of underlying collateral that would be expected to cover the payouts under the guarantee and was based on the average historical collection rate of the Group’s products. These inputs in isolation can cause significant increases or decreases in fair value. Increase in the expected net loss rates can significantly increase the fair value of guarantee liabilities; conversely a decrease in the expected net loss rates can significantly decrease the fair value of guarantee liabilities. The discount rate applied discounted cash flow methodology to present value the projected cash flows which is based on market rates. The Group also estimated the markup margin by looking at several comparable business models. The approximate term of the guarantee service correlates directly with the term of the loan product.

Guarantee service provided in and after 2023

At initial recognition, deferred guarantee income is recorded at the fair value of the guarantee contract. Deferred guarantee income represents the stand ready component of the guarantee contracts that are determined in accordance with ASC Topic 460. The Group apply practical expedient and measures its guarantee service at inception at fair value equal to the total amount of guarantee service fees contractually required to be collected, since the guarantee contact is independently issued in a standalone arm’s-length transaction with an unrelated party. Subsequent to initial recognition, deferred guarantee income is released systematically as “Guarantee income” in the consolidated statement of comprehensive income when the Group is released from the underlying risk. Contingent component represents the expected lifetime credit losses of the guarantee contract that are determined in accordance with ASC Topic 326, which are initially recorded separate from and in addition to deferred guarantee income at the amount equal to the expected lifetime credit losses of the underlying loans covered by the guarantee service. The expected credit losses is calculated using vintage-based loss rate and macroeconomic forecast scenario models, and is the product of multiplying the estimates of vintage-based loss rates and the individual level exposure at default on an undiscounted basis, adjusted for a weighted macroeconomic forecast. The models consider the historical loss experience period for the vintage-based loss rates, the historical prepayment experience period for the prepayment rates and the weighted multiple macroeconomic forecast scenarios over the life of the loans and selected economic variables, including gross domestic product (GDP), unemployment rate and other macro-economic variables. The contingent component is determined on a collective basis and loans share similar risk characteristics and includes both quantitative and qualitative components, and adjusted each period for changes in expected lifetime credit losses. The initial recognition and adjustments made to guarantee liabilities are recorded as “provision for contingent guarantee liabilities” in the consolidated statement of comprehensive income.

(h)Financial guarantee derivatives

Starting from September 2017, for newly facilitated Xiaoying Credit Loans and Xiaoying Revolving Loans, the Group entered into a series of arrangements with various financial institutional cooperators in which it has agreed that the Group’s exposure is limited to the contractual guarantee fee that the Group cannot collect under the agreement from the borrower as a result of default or prepayment but are still obligated to compensate those financial institutional cooperators based on the contractual guarantee fee up to the pre-agreed cap. The relative business has been ceased in 2023. See accounting policy in Revenue Recognition. The financial guarantee is accounted for as a derivative under ASC 815 because the financial guarantee scope exemption in ASC 815-10-15-58 is not met. The derivative is remeasured at each reporting period. The change in fair value of the derivative is recorded as a change in fair value of financial guarantee derivatives in the consolidated statements of comprehensive income(loss). The derivative is increased by the guarantee fees collected from the borrowers upon receipt as the Group expects all the fees to be ultimately paid to those financial institutional cooperators. When the Group settles the guarantee through performance of the guarantee by making payments to those financial institutional cooperators, the Company records a corresponding deduction to the derivative.

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

(j)Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash on hand and cash in bank which are highly liquid and insignificant risk of changes in value. As of December 31, 2022 and 2023, cash equivalents were comprised of term deposits in banks and three-month U.S. treasury bills. All cash and cash equivalents are unrestricted as to withdrawal and use.

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

Restricted cash also includes cash security deposits set aside in banks. Restriction on the use of such cash and the interest earned thereon is imposed by the banks.

Tianjin Yuexin enterd into deposit arrangements with institutional funding partners to pay deposits in accordance with an agreed payment schedule. The Group establishes an allowance for credit losses based on the credit risk of institutional funding partners determined by external credit ratings and adjusted for a weighted macroeconomic forecast.

(l)   Accounts receivable and contract assets, net

Accounts receivable and contract assets consist of accounts receivable and contract assets from the facilitation and post-origination service in relation to loans facilitated under both Direct and Intermediary Models, from financing income generated from Consolidated Trusts and Partnerships and Xiaoying Microcredit, from guarantee income generated under a new business model of financing guarantee business, and from other revenue which mainly including referral service fees. Contract assets represent the Group’s right to consideration in exchange for facilitation services that the Company has transferred to the customer before payment is due. The Group only recognizes accounts receivable and contract assets to the extent that the Group believes it is probable that they will collect substantially all of the consideration to which it will be entitled in exchange for the services transferred to the customer the payment is due by the end of the credit periods. The general life time of accounts receivable and contract assets lasts no more than 12 months.

Accounts receivable and contract assets from facilitation service and financing income is stated at the historical carrying amount net of write-offs and allowance for credit losses. The Group establishes an allowance for credit losses in accordance with ASC 326 based on estimates, historical experience of net loss rates, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors surrounding the credit risk of customers. The profile of the borrowers is similar under each product therefore the Group applies a consistent credit risk management framework to the entire portfolio of borrowers under each product. The Group also constantly monitors the financial condition and evaluates the credit quality of certain institutional funding partners and external financing guarantee companies from which the Group’s service fees are collected directly or indirectly. For individual counterparty where there is an observable indicator of loss, an individually evaluated allowance for credit losses is provided. The Group evaluates and adjusts its allowance for credit losses for accounts receivable and contract assets on a quarterly basis or more often as necessary. Uncollectible accounts receivable or contract assets are charged off when a settlement is reached for an amount that is less than the outstanding historical balance or when accounts receivable or contract assets are deemed uncollectible.

The following table presents the accounts receivable and contract assets from facilitation, post-origination,financing income, guarantee income and other revenue as of December 31, 2022 and 2023, respectively:

	Accounts	Accounts
	receivable	receivable	Accounts	Allowance for
	and contract	and contract	receivable	credit losses
	assests from	assests from	and contract	for accounts
	facilitation	post-origination	assests from	receivable and
As of December 31, 2022	services	services	financing income	contract assets	Total
	RMB	RMB	RMB	RMB	RMB
Accounts receivable:
Xiaoying Credit Loan	24,326,715	1,427,297	54,103,450	(15,353,343)	64,504,119
Other loans	—	—	824,527	(39,132)	785,395
Contract assests:
Xiaoying Credit Loan	1,038,520,804	60,244,520	317,399	(6,480,105)	1,092,602,618
Other loans	3,887,805	134,389	—	(2,586)	4,019,608
Total	1,066,735,324	61,806,206	55,245,376	(21,875,166)	1,161,911,740

	Accounts	Accounts
	receivable	receivable	Accounts	Accounts	Accounts	Allowance for
	and contract	and contract	receivable	receivable	receivable	credit losses
	assests from	assests from	and contract	and contract	and contract	for accounts
	facilitation	post-origination	assests from	assets from	assets from	receivable and
As of December 31, 2023	services	services	financing income	guarantee income	other revenue	contract assets	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Accounts receivable:
Xiaoying Credit Loan	294,129,400	31,190,408	81,665,859	12,330,093	—	(4,010,770)	415,304,990
Other loans	—	—	275,067	—	—	(12,755)	262,312
Other service	—	—	—	—	32,047,171	(1,757,267)	30,289,904
Contract assests:
Xiaoying Credit Loan	1,058,519,704	112,202,337	240	46,494,315	—	(3,485,827)	1,213,730,769
Total	1,352,649,104	143,392,745	81,941,166	58,824,408	32,047,171	(9,266,619)	1,659,587,975

	Accounts	Accounts
	receivable	receivable	Accounts	Accounts	Accounts	Allowance for
	and contract	and contract	receivable	receivable	receivable	credit losses
	assests from	assests from	and contract	and contract	and contract	for accounts
	facilitation	post-origination	assests from	assets from	assets from	receivable and
As of December 31, 2023	services	services	financing income	guarantee income	other revenue	contract assets	Total
	US$	US$	US$	US$	US$	US$	US$
Accounts receivable:
Xiaoying Credit Loan	41,427,260	4,393,077	11,502,396	1,736,657	—	(564,905)	58,494,485
Other loans	—	—	38,742	—	—	(1,797)	36,945
Other service	—	—	—	—	4,513,750	(247,506)	4,266,244
Contract assests:
Xiaoying Credit Loan	149,089,381	15,803,369	34	6,548,587	—	(490,968)	170,950,403
Total	190,516,641	20,196,446	11,541,172	8,285,244	4,513,750	(1,305,176)	233,748,077

The following tables present the aging of accounts receivable as of December 31, 2022 and 2023 respectively. For accounts receivable to be collected from borrowers, the Group charges off accounts receivable overdue more than 60 days. For accounts receivable to be collected indirectly through external financing guarantee company or directly from institutional funding partner, the Group charges off accounts receivable when accounts receivable are deemed uncollectible.

As of December 31, 2022
Aging	Not past-due	1 - 30 days	30 - 60 days	Total
	RMB	RMB	RMB	RMB
Accounts receivables
Xiaoying Credit Loan	72,674,385	2,932,527	4,250,550	79,857,462
Other loans	746,331	40,675	37,521	824,527
Total	73,420,716	2,973,202	4,288,071	80,681,989

As of December 31, 2023
Aging	Not past-due	1 - 30 days	30 - 60 days	over 60 days	Total
	RMB	RMB	RMB	RMB	RMB
Accounts receivables
Xiaoying Credit Loan	384,802,879	11,208,150	9,079,796	14,224,935	419,315,760
Other loans	274,912	—	155	—	275,067
Other service	17,292,087	11,686,750	2,542,468	525,866	32,047,171
Total	402,369,878	22,894,900	11,622,419	14,750,801	451,637,998

As of December 31, 2023
Aging	Not past-due	1 - 30 days	30 - 60 days	over 60 days	Total
	US$	US$	US$	US$	US$
Accounts receivables
Xiaoying Credit Loan	54,198,352	1,578,635	1,278,863	2,003,540	59,059,390
Other loans	38,720	—	22	—	38,742
Other service	2,435,540	1,646,044	358,099	74,067	4,513,750
Total	56,672,612	3,224,679	1,636,984	2,077,607	63,611,882

The following tables present the movement of allowance for credit losses for accounts receivables and contract assets as of December 31, 2021, 2022 and 2023:

		Provision for	Charge-off for
	As of	accounts receivable	accounts	As of
	January 1,	and contract assets	receivable and	December 31,
	2021	(net of recovery) (1)	contract assets	2021
	RMB	RMB	RMB	RMB
Accounts receivable:
Xiaoying Credit Loan	37,529,193	46,512,298	(75,949,087)	8,092,404
Xiaoying Revolving Loan	1,152,487	1,612,419	(2,764,906)	—
Contract assests:
Xiaoying Credit Loan	—	29,123,093	(11,347,540)	17,775,553
Total	38,681,680	77,247,810	(90,061,533)	25,867,957

		(Reversal of) Provision for
		accounts receivable	Charge-off for
	As of	and contract assets	accounts	As of
	January 1,	(net of recovery)	receivable and	December 31,
	2022	(1)	contract assets	2022
	RMB	RMB	RMB	RMB
Accounts receivable:
Xiaoying Credit Loan	8,092,404	21,753,517	(14,492,578)	15,353,343
Other loans	—	145,931	(106,799)	39,132
Contract assests
Xiaoying Credit Loan	17,775,553	(66,409)	(11,229,039)	6,480,105
Other loans	—	2,586	—	2,586
Total	25,867,957	21,835,625	(25,828,416)	21,875,166

		(Reversal of) Provision for
		accounts receivable	Charge-off for
	As of	and contract assets	accounts	As of
	January 1,	(net of recovery)	receivable and	December 31,
	2023	(1)	contract assets	2023
	RMB	RMB	RMB	RMB
Accounts receivable:
Xiaoying Credit Loan	15,353,343	13,063,863	(24,406,436)	4,010,770
Other loans	39,132	409,477	(435,854)	12,755
Other service	—	1,757,267	—	1,757,267
Contract assests
Xiaoying Credit Loan	6,480,105	(2,994,278)	—	3,485,827
Other loans	2,586	(2,586)	—	—
Total	21,875,166	12,233,743	(24,842,290)	9,266,619

		(Reversal of) Provision for
		accounts receivable	Charge-off for
	As of	and contract assets	accounts	As of
	January 1,	(net of recovery)	receivable and	December 31,
	2023	(1)	contract assets	2023
	US$	US$	US$	US$
Accounts receivable:
Xiaoying Credit Loan	2,162,473	1,840,007	(3,437,575)	564,905
Other loans	5,512	57,674	(61,389)	1,797
Other service	—	247,506	—	247,506
Contract assests
Xiaoying Credit Loan	912,704	(421,736)	—	490,968
Other loans	364	(364)	—	—
Total	3,081,053	1,723,087	(3,498,964)	1,305,176
(1)	The recoveries of charge-off of accounts receivables and contract assets amounted to RMB850,597, RMB1,738,580 and RMB244,196 (US$34,394) during the year ended December 31, 2021, 2022 and 2023, respectively.

As of December 31, 2023, the gross charge-off recorded in the accounts receivables and contract assets amounted to RMB18,685,225 and RMB6,157,065 which originated from loans facilitated in 2022 and 2023, respectively.

(m)Loans receivables from Xiaoying Credit Loans and other loans, net

Loans receivables represent loans facilitated through the Consolidated Trusts and Partnerships and loans provided by Xiaoying Microcredit, which consist of Xiaoying Credit Loans, Xiaoying Revolving Loans and other miscellaneous loans that the Group facilitated and provided during the years. Loans receivables from Xiaoying Credit Loans and other loans are stated at the historical carrying amount net of write-offs and allowance for credit losses. The Group establishes an allowance for credit losses in accordance with ASC 326 based on estimates, historical experience of net vintage-based loss rates, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors surrounding the credit risk of borrowers. The profile of the borrowers is similar under each product therefore the Group applies a consistent credit risk management framework to the entire portfolio of borrowers under each product. The Group evaluates and adjusts its allowance for credit losses for loans receivables on a quarterly basis or more often as necessary. Uncollectible loans receivables are charged off when a settlement is reached for an amount that is less than the outstanding historical balance or when loans receivables are deemed uncollectible.

As of December 31, 2022 and 2023, loans receivables from Xiaoying Credit Loans and other loans amounted to RMB3,810,393,225 and RMB4,947,833,357 (US$696,887,753) respectively. The general life time of loans receivables from Xiaoying Credit Loans and other loans lasts no more than 12 months.

The Group excluded the accrued interest receivable balance from the disclosed amortized cost basis, amounting to RMB55,245,376 and RMB81,941,166 (US$11,541,172) as of December 31, 2022 and 2023. The accrued interest receivables were recorded in accounts receivable and contract assets from financing income in the consolidated balance sheet. In 2022 and 2023, the Group charges off loan receivables from Xiaoying Credit Loans and other loans overdue more than 60 days.

The following table presents the loans receivable from Xiaoying Credit Loans and other loans originated or facilitated through the Consolidated Trusts and Partnerships and retained by the Company as of December 31, 2022 and 2023, respectively:

	Loans receivables
	from Xiaoying
	Credit Loans and
	other	Allowance for
As of December 31, 2022	loans	credit losses	Total
	RMB	RMB	RMB
Xiaoying Credit Loan	3,856,622,443	(103,630,827)	3,752,991,616
Other loans	60,249,936	(2,848,327)	57,401,609
Total	3,916,872,379	(106,479,154)	3,810,393,225

	Loans receivables
	from Xiaoying
	Credit Loans and
	other	Allowance for
As of December 31, 2023	loans	credit losses	Total
	RMB	RMB	RMB
Xiaoying Credit Loan	5,136,542,858	(188,718,875)	4,947,823,983
Other loans	9,948	(574)	9,374
Total	5,136,552,806	(188,719,449)	4,947,833,357

	Loans receivables
	from Xiaoying
	Credit Loans and
	other	Allowance for
As of December 31, 2023	loans	credit losses	Total
	US$	US$	US$
Xiaoying Credit Loan	723,466,931	(26,580,498)	696,886,433
Other loans	1,401	(81)	1,320
Total	723,468,332	(26,580,579)	696,887,753

The following tables present the movement of provision for loans receivable from Xiaoying Credit Loans and other loans as of December 31, 2021, 2022 and 2023 , respectively:

		(Reversal of)
		provision for loans
		receivable
		from Xiaoying Credit
	As of	Loans and other
	January 1,	loans (net of		As of December
	2021	recovery) (1)	Charge-off	31, 2021
	RMB	RMB	RMB	RMB
Xiaoying Credit Loans	70,615,780	80,823,776	(96,714,499)	54,725,057
Xiaoying Revolving Loans	31,940,004	(4,428,608)	(26,900,712)	610,684
Total	102,555,784	76,395,168	(123,615,211)	55,335,741

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

		(Reversal of)
		provision for
		loans receivable
		from Xiaoying Credit
		Loans and
	As of December 31,	other loans (net of		As of December 31,
	2022	recovery) (1)	Charge-off	2023
	RMB	RMB	RMB	RMB
Xiaoying Credit Loans	103,630,827	234,237,584	(149,149,536)	188,718,875
Xiaoying Revolving Loans	—	(2,737,290)	2,737,290	—
Other loans	2,848,327	1,849,982	(4,697,735)	574
Total	106,479,154	233,350,276	(151,109,981)	188,719,449

		(Reversal of)
		provision for loans
		receivable from
		Xiaoying Credit
		Loans and
	As of December 31,	other loans (net of		As of December 31,
	2022	recovery) (1)	Chargeoff	2023
	US$	US$	US$	US$
Xiaoying Credit Loans	14,596,097	32,991,673	(21,007,272)	26,580,498
Xiaoying Housing Loans	—	(385,539)	385,539	—
Other loans	401,178	260,565	(661,662)	81
Total	14,997,275	32,866,699	(21,283,395)	26,580,579
(1)The recoveries of charge-off of loans receivables from Xiaoying Credit Loans and other loans amounted to RMB8,803,265, RMB12,189,107 and RMB13,488,360 (US$1,899,796) during the years ended December 31, 2021, 2022 and 2023 , respectively.

As of December 31, 2023, the gross charge-off recorded in the loans receivables from Xiaoying Credit Loans and other loans amounted to RMB69,531,421 and RMB81,578,560 which originated from loans provided by Xiaoying Microcredit in 2022 and 2023, respectively.

The following table presents the aging of loans receivable from Xiaoying Credit Loans and other loans as of December 31, 2022 and 2023, respectively:

As of December
31, 2022
Aging	Not past-due	1 - 30 days	30 - 60 days	Total
	RMB	RMB	RMB	RMB
Xiaoying Credit Loans	3,822,596,905	22,812,090	11,213,448	3,856,622,443
Other loans	57,586,395	1,705,924	957,617	60,249,936
Total	3,880,183,300	24,518,014	12,171,065	3,916,872,379

As of December
31, 2023
Aging	Not past-due	1 - 30 days	30 - 60 days	Total
	RMB	RMB	RMB	RMB
Xiaoying Credit Loans	5,065,805,660	46,638,396	24,098,802	5,136,542,858
Other loans	2,000	—	7,948	9,948
Total	5,065,807,660	46,638,396	24,106,750	5,136,552,806

As of December
31, 2023
Aging	Not past-due	1 - 30 days	30 - 60 days	Total
	US$	US$	US$	US$
Xiaoying Credit Loans	713,503,805	6,568,881	3,394,245	723,466,931
Other loans	282	—	1,119	1,401
Total	713,504,087	6,568,881	3,395,364	723,468,332

The following table provides information on past due days, which is the primary credit quality indicator for loans receivables from Xiaoying Credit Loans and other loans. The amortized cost of loans was presented by year of origination as of December 31, 2022 and 2023.

As of December
31, 2022
Loans originated or facilitated in	Not past-due	1 - 30 days	30 - 60 days	Total
	RMB	RMB	RMB	RMB
2020 and before	—	—	—	—
2021	13,720	915,986	1,365,748	2,295,454
2022	3,880,169,580	23,602,028	10,805,317	3,914,576,925
Total	3,880,183,300	24,518,014	12,171,065	3,916,872,379

As of December
31, 2023
Loans originated or facilitated in	Not past-due	1 - 30 days	30 - 60 days	Total
	RMB	RMB	RMB	RMB
2021 and before	—	—	—	—
2022	25,330	510,844	993,499	1,529,673
2023	5,065,782,330	46,127,552	23,113,251	5,135,023,133
Total	5,065,807,660	46,638,396	24,106,750	5,136,552,806

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

For loan assets and liabilities measured at fair value, the Group uses a discounted cash flow valuation methodology by discounting the estimated future net cash flows using an appropriate discount rate. The future net cash flows are estimated based on contractual cash flows, taking into consideration of estimated loss rate and prepayment rate of the loans, and the pre-determined rate of the Group’s guarantee exposure for certain products. They are recorded as “Loans at fair value” and “Payable to investors at fair value” in the consolidated balance sheet. Changes in fair value of loans and payable to investors are reported net as recorded in “Fair value adjustments related to Consolidated Trusts” in the consolidated statement of comprehensive income. See Note 3 for further disclosure on financial instruments of the Consolidated Trusts for which the fair value option has been elected.

(o)Loan receivable from Xiaoying Housing Loans, net

Xiaoying Housing Loan is a home equity loan product secured by properties owned by borrowers and had been ceased the facilitation since 2019.

The Group directly or indirectly guarantees on borrowers’ defaults to the investors of Xiaoying Housing Loan products and obtains a collateral right from the borrowers for such guarantees. The collaterals include apartments, houses and properties, which can fully cover the underlying loan principal and interest. Upon default of the loan, the Group compensates the investor or institutional funding partners for defaulted loan principal and interest and obtains the creditor’s right of the underlying loan. The payout amount in relation to the original guarantee provision provided at loan inception was recorded as a deduction of guarantee liability, reflected in net payouts in the guarantee liabilities rollforward. The remaining payout amount in relation to the acquisition of the creditor’s right of the underlying loan is recorded as loan receivable upon payment of compensation in “Loan receivable from Xiaoying Housing Loans” in the consolidated balance sheets as the collection cycle typically will be more than one year. No loan receivables are recorded at loan inception.

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

The outstanding balance of loan receivable from Xiaoying Housing Loans were RMB10,061,258 and RMB8,656,846 (US$1,219,291) as of December 31, 2022 and 2023, respectively. The contractually required payments that are receivable for loans acquired during 2022 and 2023 were nil and nil, respectively. The outstanding undiscounted balance including the principal, interest, fees, penalties under Xiaoying Housing Loans receivable were RMB154,623,985 and RMB170,563,345 (US$24,023,345), as of December 31, 2022 and 2023, respectively. The guarantee related to the default of the outstanding balance of Xiaoying Housing Loan were all settled in 2020.

Allowance for credit losses for loan receivable is established through periodic charges to the provision for loan receivable when the Group believes that the future collection of defaulted loan principal and interest is unlikely. Allowance for credit losses for loan receivables from Xiaoying Housing loans is also recognized when the fair value is below the original recorded present value of the expected amount to be collected. In order to accelerate the collection process, the Group transferred the creditor rights of certain defaulted loans as well as the underlying collateral right to third party companies at a discount in 2020 and 2021. The discounted amount was recorded as an allowance for credit losses for loan receivables which represent the amount that the Group expects not able to collect from the proceedings. In addition, the Group also recorded an allowance for credit losses for the remaining outstanding loans not transferred benchmarked to the discounted amount. The Group also institutes proceedings to collect the payout amount from collaterals. Uncollectible loan receivable from Xiaoying Housing Loans is charged off when a settlement is reached for an amount that is less than the outstanding historical balance or when loan receivables are deemed uncollectible.

The following tables presents the movement in provision for loans receivable from Xiaoying Housing Loans for the years ended December 31, 2021, 2022 and 2023.

	Reversal of provision for Loans Receivable	Recoveries of
As of December 31, 2020	from Xiaoying Housing Loans	charge-off	As of December 31, 2021
RMB	RMB	RMB	RMB
—	(377,559)	377,559	—

	Reversal of provision for Loans Receivable	Recoveries of
As of December 31, 2021	from Xiaoying Housing Loans	charge-off	As of December 31, 2022
RMB	RMB	RMB	RMB
—	(6,066,176)	6,066,176	—

	Reversal of provision for Loans Receivable	Recoveries of
As of December 31, 2022	from Xiaoying Housing Loans	charge-off	As of December 31, 2023
RMB	RMB	RMB	RMB
—	(4,213,234)	4,213,234	—

	Reversal of provision for Loans Receivable	Recoveries of
As of December 31, 2022	from Xiaoying Housing Loans	charge-off	As of December 31, 2023
US$	US$	US$	US$
—	(593,422)	593,422	—

The recoveries of loans receivable from Xiaoying Housing Loans amounted to RMB35,784,680, RMB8,088,235 and RMB5,617,646 (US$791,229) during the year ended December 31, 2021, 2022 and 2023, respectively.

The following tables presents the aging of Loan receivables from Xiaoying Housing Loans as of December 31, 2022 and 2023, respectively:

As of December 31, 2022	Over due 1 – 2	Over due 2 – 3	Over due over 3
Aging	years	years	years	Total
	RMB	RMB	RMB	RMB
Xiaoying Housing Loans	—	—	10,061,258	10,061,258

As of December 31, 2023	Over due 1 – 2	Over due 2 – 3	Over due over 3
Aging	years	years	years	Total
	RMB	RMB	RMB	RMB
Xiaoying Housing Loans	—	—	8,656,846	8,656,846

As of December 31, 2023	Over due	Over due	Over due
Aging	1 – 2 years	2 – 3 years	over 3 years	Total
	US$	US$	US$	US$
Xiaoying Housing Loans	—	—	1,219,291	1,219,291

(p)Financial investments

The Group invested in several Venture Capital funds (“VC funds”) in the year 2022 and 2023. These investments are in the legal form of limited partnership or zero coupon convertible note.

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

The Group invested in several U.S. Treasury bill with original maturities over three months and wealth management products. Given its intention and abilities, the Group account these investments under available for sale model.

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

Deposits to institutional cooperators is stated at the historical carrying amount net of write-offs and allowance for credit losses. The Group establishes an allowance for credit losses based on estimates, the current and expected probability of default, insurance premium/guarantee fee, the historical pay-out amounts, the outstanding loan balances, the forecasted loan facilitation amounts and the credit risk of institutional cooperators. The Group evaluates and adjusts its allowance for credit losses for deposits to institutional cooperators on a quarterly basis or more often as necessary. Deposits to institutional cooperators are charged off when deposits are deemed uncollectible. Deposits to institutional cooperators are recorded as current assets because the term of the underlying loan assets was 12 months or less. As of December 31, 2022 and 2023, all deposits are refundable and none of them passed the original due date.

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

(t)Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying amounts of the assets to an estimate of future undiscounted cashs flow attributable to theses assets. If the sum of the future undiscounted cash flows is less than the carrying amouts of the assets, the Group recognizes an impairment loss based on the excess of the carrying amounts of the assets over the fair value of the assets. Meanwhile, annual impairment testing is required for goodwill and intangible assets that have an indefinite useful life.

(u)Long-term investments

The Group accounts for long-term investments using equity method of accounting as the Group has the ability to exercise significant influence over investments. As part of this evaluation, the Group considers the participating and protective rights in the investments as well as its legal form.

The Group applies the equity method of accounting for the long-term investments when the Group has the ability to significantly influence the operations or financial activities of the investee. The Group records the investments at cost and subsequently adjusts the carrying amount each period for share of the earnings or losses of the investee and other adjustments required by the equity method of accounting. Dividends received from the equity method investments are recorded as reductions in the cost of such investments. The group elects cumulative earnings approach for classifying the distributions received from equity method investments.

Long-term investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Group reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. As of December 31, 2022 and 2023, long-term investments of the Group consist of three equity investments of Chinese Mainland private companies, respectively.

(v)Deposit payable to channel cooperators

The Group co-operates with selected Fintech and other financial companies by connecting the borrowers referred by those companies to investors on the Group’s platform. As part of the arrangements, the selected companies also provide credit enhancements on the loans facilitated to the borrowers referred by them and are required to pay a certain amount of cash as deposit to the Group, from which the Group is entitled to deduct if they fail to compensate the defaulted loans on a timely basis. Any remaining balance of the deposit is released upon expiry of the co-operation agreements or newly signed settlement agreements. As of December 31, 2022 and 2023, the outstanding balance of the deposit that the Group received from Fintech and other financial companies were RMB19,700,235 and RMB19,700,235 (US$2,774,720) respectively.

(w)Employee defined contribution plan

Full time employees of the Group in the Chinese Mainland participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Group has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred were RMB35,601,429, RMB41,757,571and RMB47,040,770 (US$6,625,554) for the years ended December 31, 2021, 2022 and 2023, respectively.

(x)Advertising cost

Advertising costs are expensed as incurred in accordance with ASC 720-35 Other Expense—Advertising costs. Advertising costs were RMB7,395,353, RMB8,491,724 and RMB8,105,126 (US$1,141,584) for the years ended December 31, 2021, 2022 and 2023, respectively. Advertising costs are included in sales and marketing expense in the consolidated statements of comprehensive income (loss).

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

(z)Income taxes

Current taxes are recognized for in accordance with the laws of the relevant taxing authorities.

The Company’s income tax expense includes Chinese Mainland and Hong Kong income taxes plus the recognition of Chinese Mainland taxes on undistributed earnings of Beijing WFOE not considered to be indefinitely reinvested.

Deferred taxes are provided using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax return. Under this method, deferred tax assets and liabilities are recognized for the differences between the financial statement carrying amount and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are then evaluated to determine the extent to which they are more likely than not to be realized. In making such a determination, management considers all positive and negative evidence, including future reversals of existing taxable temporary differences and projected future taxable income exclusive of reversing temporary differences and carryforwards. Deferred tax assets are then reduced by a valuation allowance to the amount, in the opinion of management, that is more likely than not to be realized.

The Group accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, each the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If a tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an examination, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50 percent likelihood of being realized upon settlement. Interest and penalties on income taxes are classified as a component of income taxes.

(aa)Value added taxes (“VAT”)

The Group is subject to VAT at the rate of 6% and 13% given that they are classified as general tax payers and at the rate of 3% as certain Consolidated Trusts and Partnerships of the Group are classified as small-scale tax payers. VAT is reported as a deduction to revenue when incurred and amounted to RMB228,029,948, RMB234,931,501, and RMB301,613,913(US$42,481,431) for the years ended December 31, 2021, 2022 and 2023, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expense and other liabilities on the consolidated balance sheets.

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

All of the Group’s revenue for the years ended December 31, 2021, 2022 and 2023 were generated from the Chinese Mainland. As the Group generates all of its revenues in the PRC, no geographical segments are presented.

(ac)Treasury shares

The Group accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account in the consolidated balance sheets. In the event that treasury shares are transferrd to Employee Stock Ownership Plans (“ESOP”), the Company recognized the amount in addition paid-in capital. The treasury shares account includes 41,199,374 and 35,564,336 ordinary shares as of December 31, 2022 and 2023, respectively, which will be canceled or held as treasury shares.

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

The Group determines if an arrangement is a lease or contains a lease at inception. Right-of-use (“ROU”) assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. As most of the Group’s leases do not provide an implicit rate, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The Group’s leases often include options to extend lease terms and such extended terms are included in lease terms when the Group is reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when the Group is reasonably certain not to exercise those options. Lease expense is recorded on a straight-line basis over the lease term. For operating leases, ROU assets were recorded as “Other non-current assets”, and the current and non-current portions of the lease liabilities were recorded as “Accrued expenses and other current liabilities” and “Other non-current liabilities” in the consolidated balance sheets. The Group does not have any finance leases for the year ended December 31, 2022 and 2023.

As of December 31, 2022 and 2023, the Group recognized ROU assets of RMB62,688,248 and RMB50,628,099 (US$7,130,819), and total lease liabilities of RMB62,497,742 and RMB50,423,551 (US$7,102,009), including current portion of RMB11,304,693 and RMB12,852,494 (US$1,810,236).

The Group’s operating leases mainly related to office facilitates. As of December 31, 2023, the weighted average remaining lease term was 3.86 years and the weighted average discount rate was 6.2%for the Group’s operating leases.

Operating lease cost for the year ended 31 December, 2023 was RMB16,289,500 (US$2,294,328), which excluded cost of short-term contracts. Short-term lease cost for the year ended 31 December, 2023 was insignificant. For the year ended 31 December, 2022 and 2023, no lease cost for operating leases was capitalized. Supplemental cash flow information related to operating leases was as follows:

	As of December 31, 2023
	RMB	US$
Cash payments for operating leases	16,693,739	2,351,264
ROU assets obtained in exchange for operating lease liabilities	1,117,223	157,358

Future lease payments under operating leases as of December 31, 2023 were as follows:

	Operating leases
	RMB	US$
Year ending December 31,
2024	15,666,317	2,206,555
2025	16,009,686	2,254,917
2026	9,572,584	1,348,270
2027	9,955,571	1,402,213
2028 and thereafter	5,940,714	836,732
Total future lease payments	57,144,872	8,048,687
Less: Imputed interest	6,721,321	946,678
Total lease liability balance	50,423,551	7,102,009

As of December 31, 2023, additional operating leases that have not yet commenced were immaterial.

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

Accounts receivable and contract assets are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable and contract assets is mitigated through the Group’s consistent credit risk management framework to the entire portfolio of borrowers under each product. The Group also constantly monitors the financial condition and evaluates the credit quality of certain institutional funding partners and external financing guarantee companies from which the Group’s service fees are collected.

Deposits to institutional cooperators are placed with financial institutional cooperators. The Group regularly monitors the financial condition and evaluates the credit quality of each institutional cooperator.

Credit of loans receivables and loans at fair value is controlled by the application of credit approval, limit and monitoring procedures.

No investor or institutional funding partner represented greater than 10% or more of the total net revenues for the years ended December 31, 2021, 2022 and 2023 .

During the year ended December 31, 2022 and 2023, there were two and two institutional cooperators individually provided credit insurance or guarantee services for greater than 10% or more of the total loans the Group facilitated and provided.

	Year ended	Year ended
	December 31,	December 31,
	2022	2023
Institutional cooperator A	29.6%	21.5%
Institutional cooperator B	*	10.3%
Institutional cooperator C	12.3%	*

There were three and one contract assets due from institutional funding partners/institutional cooperators that individually accounted for greater than 10% of the Group’s carrying amount of accounts receivable and contract assets as of December 31, 2022 and 2023, respectively.

	As of December 31,	As of December 31,
	2022	2023
Institutional cooperator A	26.3%	14.0%
Institutional cooperator D	15.6%	*
Institutional cooperator C	13.7%	*

As of December 31, 2022 and 2023, four and two institutional cooperators individually accounted for more than 10% of the Group’s deposits to institutional cooperators, respectively.

	As of December 31,	As of December 31,
	2022	2023
Institutional cooperator E	*	11.9%
Institutional cooperator B	10.0%	10.8%
Institutional cooperator C	20.1%	*
Institutional cooperator D	19.2%	*
Institutional cooperator F	10.7%	Nil

* Less than 10%.

The Company manages current payment risk of financial guarantee derivative through a self-developed risk management model. The rating scale of risk management model takes into account factors such as identity characteristics, credit history, payment overdue history, payment capacity, behavioral characteristics and online social network activity.

(ah)Allowance for credit losses

In June 2016, the Financial Accounting Standards Board (FASB) issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326). The ASU introduced a new credit loss methodology, the current expected credit losses (“CECL”) methodology, which requires earlier recognition of credit losses while also providing additional disclosure about credit risk. The Group adopted the ASU as of January 1, 2020, which resulted in an increase in the Group’s Allowance for credit losses (“ACL”) and a decrease to opening Retained earnings, net of deferred income taxes, at January 1, 2020. The financial guarantees provided for the Group's off - balance sheet loans accounted for under ASC 460 are in the scope of ASC 326 and subject to the CECL methodology.

The CECL methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, receivables, contract assets and other financial assets measured at amortized cost at the time the financial asset is originated or acquired. The ACL is measured based on the financial assets that share similar risk characteristics and includes both quantitative and qualitative components, and adjusted each period for changes in expected lifetime credit losses. The Group establishes the CECL methodology, which is based on past events, current conditions, and reasonable and supportable forecasts over the life of the financial assets.

For the Group’s accounts receivable and contract assets, loans receivable and certain off-balance sheet credit exposures, such as financial guarantees not accounted for as derivatives, generated from microcredit business and financing guarantee business, the ACL for these financial assets is driven by the default risk of underlying loans. The ACL is calculated using vintage-based loss rate and macroeconomic forecast scenario models, and is the product of multiplying the estimates of vintage-based loss rates and the individual level exposure at default on an undiscounted basis, adjusted for a weighted macroeconomic forecast. The model to estimate the loss rates considers the historical loss experience period for the vintage-based loss rates.

For the Group’s accounts receivable and contract assets generated from the loans facilitated that the Group collected indirectly through external financing guarantee company or directly from institutional funding partner, loans receivables for loans facilitated through the Consolidated Trusts and Partnerships that protected by financial institutional cooperators with credit insurance/financial guarantee services provided, deposits to financial institutional cooperators and certain financial assets, the ACL for these financial assets is mainly driven by the credit risk of financial institutional cooperators or institutional funding partners. The ACL is calculated using probability of default, loss given default and macroeconomic forecast scenario models, and is the product of multiplying the probability of default determined by the external credit ratings of financial institutional cooperators or institutional funding partners, loss given default and individual loan level exposure at default on an undiscounted basis, and adjusted for a weighted macroeconomic forecast.

For the Group’s other financial assets, the ACL is mainly determined to be the amount of probable incurred credit losses based on historical experience and other factors surrounding the credit risk of the counterparty. For individual counterparty where there is an observable indicator of loss, an individually evaluated allowance for credit losses is provided.

Under the CECL methodology, macroeconomic forecast scenario model is also applied to the ACL for a weighted macroeconomic forecast adjustment. The Group develops the macroeconomic forecast scenario model by establishing the weighted multiple macroeconomic forecast scenarios over the life of the loans and a pool of selected economic variables, including gross domestic product (GDP), unemployment rate and other macro-economic variables that were determined to be the most relevant to the credit losses. The CECL methodology’s impact on expected credit losses, among other things, reflects the Group’s view of the current state of the economy, forecasted macroeconomic conditions and the Group’s portfolios.

The qualitative component of the CECL methodology represents the Group’s judgment of additional considerations to account for internal and external risk factors that are not adequately measured in the quantitative component, including consideration of idiosyncratic risk factors or other relevant factors.

The Group’s ACL consists of provision for accounts receivable and contract assets, provision for loans receivable from Xiaoying Credit Loans and other loans, provision for contingent guarantee liabilities, provision for credit losses on deposits to institutional cooperators and provision of credit losses for other financial assets. The net increase to the ACL amounted to RMB139.5 million for the year ended December 31, 2023 reflected the combined effect mainly of (i) an increase in guarantee liability arising from financing guarantee business operated by a subsidiary which holds the financing guarantee license and commenced the financing guarantee business in 2023, (ii) an increase in loans receivable held by the Group as a result of the increase in the total loan amount facilitated and originated this year, (iii) an increase of in weighted average vintage-based loss rates from 5.10% in 2022 to 8.97% in 2023 for loans receivable generated from microcredit business due to the challenge from slow recovery of China’s macroeconomy and the intensification of competition in the industry, and (iv) partially net-off by a decrease in accounts receivable and contract assets generated from business of Shenzhen Xintang as the Group settled the remaining business in the first quarter of 2023.

(ai)Recent accounting pronouncements

The FASB issued Accounting Standards Update No. 2023-07 Segment Reporting—Improvements to Reportable Segment Disclosures (Topic 280) in November, 2023. which will be effective for fiscal years beginning after December 15, 2024. The standard improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses.

The FASB issued Accounting Standards Update No. 2023-06 Disclosure Improvements—Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative in October, 2023. The standard modifies the disclosure or presentation requirements of a variety of Topics in the Codification. As the Group is required to comply with the SEC’s existing disclosure requirements, the effective date for each amendment will be the effective date of the removal of the disclosure requirement from Regulation S-X or Regulation S-K, with early adoption prohibited.

The FASB issued Accounting Standards Update No. 2023-09 Income Taxes—Improvements to Income Tax Disclosures (Topic 740) in December, 2023. which will be effective for fiscal years beginning after December 15, 2024. The standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid.

The Group is currently evaluating the impact of these recent accounting pronouncements on the consolidated financial statements.

(aj)Translation into United States Dollars

The financial statements of the Group are stated in RMB. Translations of amounts from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.0999, on December 29, 2023, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2023, or at any other rate.

3. Fair value of assets and liabilities

For a description of the fair value hierarchy and the Group’s fair value methodologies, see “ Note 2—Summary of Significant Accounting Policies”.

Financial Instruments Recorded at Fair Value on a Recurring Basis

The following tables present the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis:

				Balance at Fair
	Level 1	Level 2	Level 3	Value
December 31, 2022	(RMB)	(RMB)	(RMB)	(RMB)
Assets
Loans at fair value	—	—	120,279,612	120,279,612
Financial investments	—	—	10,713,953	10,713,953
Total assets	—	—	130,993,565	130,993,565
Liabilities
Payable to investors at fair value	—	—	141,288,810	141,288,810
Financial guarantee derivative	—	—	107,890,394	107,890,394
Total liabilities	—	—	249,179,204	249,179,204

				Balance at Fair
	Level 1	Level 2	Level 3	Value
December 31, 2023	(RMB)	(RMB)	(RMB)	(RMB)
Assets
Financial investments	56,181,082	—	367,765,216	423,946,298
Total assets	56,181,082	—	367,765,216	423,946,298

				Balance at Fair
	Level 1	Level 2	Level 3	Value
December 31, 2023	(US$)	(US$)	(US$)	(US$)
Assets
Financial investments	7,912,940	—	51,798,648	59,711,588
Total assets	7,912,940	—	51,798,648	59,711,588

Financial guarantee derivative

The Group uses the discounted cash flow model to value the financial guarantee derivatives. Net cumulative expected loss rates represent expected loss rate and prepayment rate at inception, as significant unobservable inputs applied in the discounted cash flow model, which ranged from 5.19% to 10.48% and nil for the year ended December 31, 2022 and 2023, respectively.

The following table sets forth the asset side of Group’s financial guarantee derivative movement activities for the years ended December 31, 2022.

	For loans facilitated in	For loans facilitated in
	2021	2022	Total
Year ended December 31, 2022	RMB	RMB	RMB
Balance at December 31, 2021	(11,816,799)	—	(11,816,799)
Estimated payment to financial institutional cooperators based on the pre-agreed Cap (1)	—	—	—
Less: Initially estimated net guarantee service fee to be collected (2)	—	—	—
Add : Subsequent changes in estimated net guarantee service fee to be collected for outstanding loans (3)	(15,743,564)	—	(15,743,564)
Change in fair value of financial guarantee derivative	(15,743,564)	—	(15,743,564)
Add: Guarantee service fee received from borrowers	110,656,100	—	110,656,100
Less: Compensation paid to financial institutional cooperators	83,095,737	—	83,095,737
Balance at December 31, 2022	—	—	—
Potential maximum undiscounted amount payable (Remaining estimated payment to financial institutional cooperators based on the pre-agreed Cap at December 31, 2022)	—	—	—
Changes in fair value related to balance outstanding at December 31, 2022	—	—	—

Note:

(1)Amount represents estimated payment to financial institutional cooperators which is the aggregated amount of guarantee fees, which would be the amount of loan principal multiplied by annualized guarantee fee ratio. The obligation is not influenced by default and early repayment of borrowers.
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

The following table sets forth the liability side of Group’s financial guarantee derivative movement activities for the years ended December 31, 2022 and 2023.

	For loans facilitated in	For loans facilitated in
	2021	2022	Total
Year ended December 31, 2022	RMB	RMB	RMB
Balance at December 31, 2021	565,953,269	—	565,953,269
Estimated payment to financial institutional cooperators based on the pre-agreed Cap(1)	—	100,633,097	100,633,097
Less: Initially estimated net guarantee service fee to be collected(2)	—	93,954,209	93,954,209
Add : Subsequent changes in estimated net guarantee service fee to be collected for outstanding loans(3)	(129,190,421)	601,001	(128,589,420)
Change in fair value of financial guarantee derivative	(129,190,421)	7,279,889	(121,910,532)
Add: Guarantee service fee received from borrowers	646,183,355	107,060,087	753,243,442
Less: Compensation paid to financial institutional cooperators	998,298,062	6,449,582	1,004,747,644
Less: Compensation payable to financial institutional cooperators (4)	84,648,141	—	84,648,141
Balance at December 31, 2022	—	107,890,394	107,890,394
Potential maximum undiscounted amount payable (Remaining estimated payment to financial institutional cooperators based on the pre-agreed Cap at December 31, 2022)	—	94,183,515	94,183,515
Changes in fair value related to balance outstanding at December 31, 2022	—	4,719,727	4,719,727

	For loans facilitated in	For loans facilitated in
	2022	2023	Total	Total
Year ended December 31, 2023	RMB	RMB	RMB	USD
Balance at December 31, 2022	107,890,394	—	107,890,394	15,196,044
Estimated payment to financial institutional cooperators based on the pre-agreed Cap (1)	—	—	—	—
Less: Initially estimated net guarantee service fee to be collected (2)	—	—	—	—
Add : Subsequent changes in estimated net guarantee service fee to be collected for outstanding loans (3)	(24,966,242)	—	(24,966,242)	(3,516,422)
Change in fair value of financial guarantee derivative	(24,966,242)	—	(24,966,242)	(3,516,422)
Add: Guarantee service fee received from borrowers	10,965,160	—	10,965,160	1,544,411
Less: Compensation paid to financial institutional cooperators	93,889,312	—	93,889,312	13,224,033
Less: Compensation payable to financial institutional cooperators (4)	—	—	—	—
Balance at December 31, 2023	—	—	—	—
Potential maximum undiscounted amount payable (Remaining estimated payment to financial institutional cooperators based on the pre-agreed Cap at December 31, 2023)	—	—	—	—
Changes in fair value related to balance outstanding at December 31, 2023	—	—	—	—

Note:

(1)Amount represents estimated payment to financial institutional cooperators which is the aggregated amount of guarantee fees, which would be the amount of loan principal multiplied by annualized guarantee fee ratio. The obligation is not influenced by default and early repayment of borrowers.
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
(4)Amount represents the compensation payable to financial institutional cooperators. See Note.11 Accrued expenses and other current liabilities.

The change in fair value of financial guarantee derivative primarily relates the Group’s estimated exposure in relation to the loans newly facilitated during the corresponding period, as the Group is obligated to compensate financial institutional cooperators under the guarantee arrangement based on the contractual guarantee fees charged to borrowers across the entire portfolio subject to a pre-agreed Cap rather than the actual guarantee fees collected from the borrowers. The change in fair value amount equals to the sum of (i) the portion of amounts obligated to pay to financial institutional cooperators that are not expected to be collected from the borrowers due to the estimated default or prepayment and (ii) fair value gain realized as a result of the release of guarantee obligations. The derivative is increased by the guarantee fees collected from the borrowers upon receipt as the Group expects all the fees to be ultimately paid to financial institutional cooperators. When the payments are made to financial institutional cooperators, the derivative is reduced by the corresponding amount. The total loan products related to guarantee derivatives facilitated during the years ended December 31, 2022 and 2023 were RMB2,167,354,119 and nil, respectively.

As of December 31, 2021, financial guarantee derivatives related to certain financial institutional cooperators has an asset position of RMB11,816,799 respectively, primarily due to the time lag between the payments to those financial institutional cooperators and the collection of monthly guarantee service fees from borrowers. As of December 31, 2021, the cumulative monthly guarantee service fees collected from borrowers was less than the cumulative amount paid to those financial institutional cooperators. However, the total amount paid to those financial institutional cooperators was still within the pre-agreed Cap. The excess had been expected to be fully collected from the borrowers during the remaining term of the underlying loans. As of December 31, 2022 and 2023, financial guarantee derivatives related to certain financial institutional cooperators has a liability position of and RMB107,890,394 and nil. As of December 31, 2022 and 2023, the maximum potential undiscounted future payment the Group would be required to make is RMB94,183,515 and nil which also reflects the maximum potential payment to financial institutional cooperators based on the pre-agreed Cap.

The following table represents the outstanding loan balance, remaining weighted average contractual term and estimated net cumulative expected loss rates of the outstanding loans as of December 31, 2022 and 2023, respectively.

	As of	As of	As of
	December 31,	December 31,	December 31,
	2022	2023	2023
	RMB	RMB	US$
Outstanding loan balance	1,405,147,876	—	—
Remaining weighted average contractual term (Month)	1.93	—	—
Net cumulative expected loss rates (1)	7.23%	—	—
(1)	Represent the net of loss rate and prepayment rate.

Loans at fair value and Payable to investors at fair value

The Group has elected the fair value option for the loan assets and liabilities of the Consolidated Trusts that formed before December 31, 2021, which otherwise would not have been carried at fair value. Such election is irrevocable and is applied to financial instruments on an individual basis at initial recognition.

As the Group’s loans and payable to investors in the Consolidated Trusts do not trade in an active market with readily observable prices, the Group uses significant unobservable inputs to measure the fair value of these assets and liabilities. Financial instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. At December 31, 2022 and 2023, the discounted cash flow methodology is used to estimate the fair value of loans and payables to investors.

As of December 31, 2022 and 2023, the significant unobservable inputs used in the fair value measurement of the loans and payables to investors of the Consolidated Trusts included the discount rate and net cumulative expected loss. These inputs in isolation can cause significant increases or decreases in fair value. Increases or decrease in the discount rate can significantly impact the fair value results. The discount rate is determined based on the market rates.

Significant Unobservable Inputs

		December 31, 2022	December 31, 2023
		Range of Inputs	Range of Inputs
Financial Instrument	Unobservable Input	Weighted-Average	Weighted-Average
Loans and payable to investors at fair value	Discount rates	6.48%	6.48%
	Net cumulative expected loss rates (1)	5.94%	6.10%
(1)	Represents the net of loss rate and prepayment rate, expressed as a percentage of the loan volume.

The following table presents additional information about Level 3 loans and payable to investors measured at fair value on a recurring basis for the years ended December 31, 2022 and 2023. Changes in fair value of loans and payable to investors are reported net as “Fair value adjustments related to Consolidated Trusts” in the consolidated statements of comprehensive income(loss).

RMB

							Changes in fair
							value related to
							balance
	Balance at	Origination				Balance at	outstanding at
	December 31,	of loan	Collection of	Reinvestment	Change in	December	December 31,
	2021	principal	principal	of principal	fair value	31, 2022	2022
Xiaoying Credit Loan	389,679,352	99,000,000	(1,089,274,133)	727,042,700	(6,168,307)	120,279,612	(8,403,261)

RMB

							Changes in fair
							value related to
							balance
	Balance at	Origination				Balance at	outstanding at
	December 31,	of loan	Collection of	Reinvestment	Change in	December	December 31,
	2022	principal	principal	of principal	fair value	31, 2023	2023
Xiaoying Credit Loan	120,279,612	—	(189,752,419)	70,004,009	(531,202)	—	—

USD

							Changes in fair
							value related to
							balance
	Balance at	Origination				Balance at	outstanding at
	December 31,	of loan	Collection of	Reinvestment	Change in	December	December 31,
	2022	principal	principal	of principal	fair value	31, 2023	2023
Xiaoying Credit Loan	16,941,029	—	(26,726,069)	9,859,858	(74,818)	—	—

Payable to investors at
fair value of the
Consolidated Trusts
RMB
Balance at December 31, 2021	462,714,400
Initial contribution	98,800,000
Principal payment	(420,225,590)
Changes in fair value	—
Balance at December 31, 2022	141,288,810
Changes in fair value related to balance outstanding at December 31, 2022	—

Payable to investors at fair value of the
Consolidated Trusts
	RMB	US$
Balance at December 31, 2022	141,288,810	19,900,113
Initial contribution	—	—
Principal payment	(141,288,810)	(19,900,113)
Changes in fair value	—	—
Balance at December 31, 2023	—	—
Changes in fair value related to balance outstanding at December 31, 2023	—	—

The unpaid balance of loans at fair value as of December 31, 2022 and 2023 were RMB128,682,873 and nil. The difference between the aggregate fair value and unpaid principal balance for loans at fair value is primarily attributable to the credit risk associated with the loan collections and time value of money, amounted to RMB8,403,261 and nil as of December 31, 2022 and 2023, respectively.

The unpaid balance of payable to investors as of December 31, 2022 and 2023 were RMB141,288,810 and nil . The difference between the aggregate fair value and unpaid principal balance for payable to investors at fair value is primarily due to the time value of money, amounted nil and nil respectively as of December 31, 2022 and 2023.

The difference between the aggregate fair value and unpaid principal balance for both loans at fair value and payable to investors at fair value was recorded in “Fair value adjustments related to Consolidated Trusts” in the consolidated statements of comprehensive income(loss).

Financial investments

Financial investment measured at fair value represents the investment in two VC fund, which are open-ended funds with most underlying investments measured at fair value, in wealth management products, whose fair value provided by bank, and in US Treasury securities with unadjusted quoted price at Level 1 valuation hierarchy. The Group uses the statement with approximate fair value of the VC funds and of the wealth management products to measure fair value of the investment, which is categorized in the level 3 valuation hierarchy.

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

4. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of
	December 31,	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Prepaid expenses(1)	22,102,763	8,424,956	1,186,630
Input VAT to be deducted	20,676,758	24,549,816	3,457,769
Interest receivable of Consolidated Trusts	1,839,865	—	—
Dividend receivable(2)	15,000,000	—	—
Advance to employee	410,339	86,431	12,174
Others	11,052,616	15,706,784	2,212,254
Total prepaid expenses and other current assets	71,082,341	48,767,987	6,868,827
(1)	Prepaid expenses mainly relate to prepaid service fee to the Group’s service providers.
(2)	The amount represents dividend receivable from the nominal shareholder of Jiangxi Ruijing.

5. Deposits to institutional cooperators, net

The following table presents the deposits to cooperators as of December 31, 2022 and 2023, respectively:

	As of
	December 31,	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Deposits to cooperators	1,773,640,000	1,705,121,413	240,161,328
Provision for credit losses on deposits to institutional cooperators	(3,322,575)	(2,649,017)	(373,106)
Deposits to cooperators, net	1,770,317,425	1,702,472,396	239,788,222

Deposits to cooperators relate to the pledged cash to the Group’s financial institutional cooperators and the amount of deposit is separately agreed with each institutional cooperator.

As of 31 December 2022 and 2023, the allowance for credit losses of deposits to cooperators was RMB3,322,575 and RMB2,649,017 (US$373,106), respectively.

The following table presents the movement of the provision for deposits to institutional cooperators:

		Provision for
	As of	credit losses on	Charge-off for	As of
	December 31,	deposits to	deposits to	December 31,
	2021	institutional cooperators	institutional cooperators	2022
	RMB	RMB	RMB	RMB
Deposits to institutional cooperators	2,026,696	1,295,879	—	3,322,575

		Reversal of provision for
	As of	credit losses on	Charge-off for	As of
	December 31,	deposits to	deposits to	December 31,
	2022	institutional cooperators	institutional cooperators	2023
	RMB	RMB	RMB	RMB
Deposits to institutional cooperators	3,322,575	(673,558)	—	2,649,017

		Reversal of provision for
	As of	credit losses on	Charge-off for	As of
	December 31,	deposits to	deposits to	December 31,
	2022	institutional cooperators	institutional cooperators	2023
	US$	US$	US$	US$
Deposits to institutional cooperators	467,975	(94,869)	—	373,106

6. Property and equipment, net

Property and equipment, net consists of the following:

	As of
	December 31,	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Computer and transmission equipment	22,569,837	25,295,660	3,562,819
Furniture and office equipment	2,820,000	543,160	76,502
Leasehold improvements	23,707,764	24,306,234	3,423,461
Motor vehicles	816,103	816,103	114,946
Total property and equipment	49,913,704	50,961,157	7,177,728
Accumulated depreciation	(44,052,344)	(42,318,765)	(5,960,473)
Property and equipment, net	5,861,360	8,642,392	1,217,255

Depreciation expense was RMB6,215,253, RMB4,393,055 and RMB3,026,574 (US$426,284) for the years ended December 31, 2021, 2022 and 2023, respectively. Disposal of property and equipment resulted in gains of RMB180,537, RMB2,678 and in loss of RMB148,198 (US$20,873) in the year ended December 31, 2021, 2022 and 2023, respectively.

7. Intangible assets, net

Intangible assets, net consists of the following:

				Weighted Average
	As of			Remaining
	December 31,	As of December 31,		Amortization
	2022	2023	2023	Period in Years
	RMB	RMB	US$
Licenses (1)	26,600,000	26,600,000	3,746,532	—
Software and others	18,721,601	21,216,094	2,988,224	5.83
Accumulated amortization	(8,771,679)	(11,005,710)	(1,550,122)	—
Intangible assets, net	36,549,922	36,810,384	5,184,634	—
(1)The Group acquired an insurance broker license at a cost of RMB26,000,000 during 2018 and further acquired an insurance sale on line license at a cost of RMB600,000.

Amortization expenses were RMB1,920,299, RMB2,253,257 and RMB2,234,031 (US$314,657) for the years ended December 31, 2021, 2022 and 2023 , respectively. The Group expects to record amortization expenses of RMB2,156,115 (US$303,682), RMB1,807,392 (US$254,566), RMB1,623,743 (US$228,699), RMB1,561,613 (US$219,949) and RMB1,420,468 (US$200,069) for the years ending December 31, 2024, 2025, 2026, 2027 and 2028 respectively.

8. Short - term borrowings

In 2022, the Group set up a one-year and a six-month unsecured loan amounting to RMB50,208,800 and RMB20,000,000, respectively.

In 2023, the Group set up several one-year unsecured loans and one-year secured loans, whose carrying amount were RMB265,000,000 and RMB300,000,000, respectively. The secured loans were pledged by the Group’s certain accounts receivables. The repayment terms of the secured loans include monthly interest payment and regular principal repayment. The secured loans are all one-year maturities and are due in 2024.

The weighted average interest rate for the outstanding short-term borrowings was approximately 5.71% and 6.35% per annum as of December 31, 2022 and 2023, respectively.

9. Financial investments

Investment in Dragonfly Ventures Ⅱ Feeder, L.P. and IOSG Fund II LP were both made in the year 2021 in the form of limited partnership at RMB63,726,000 and RMB19,117,800, respectively. Given the fact that the Group does have influence on those VC funds, the equity method of accounting was used. Given that there is generally a time lag of one quarter for the VC funds to provide the most recent financial statements, the Group used the VC funds’ financial statements as of September 30, 2022 and 2023 to process the equity method under ASC 323 for the year end December 31, 2022 and 2023, respectively. As of December 31, 2022 and 2023, there were no differences between the amount at which these VC funds were carried and the amount of the underlying equities in net assets.

VC funds measured at equity method

The table below summarizes the carrying value of investments in VC funds measured at equity method in the form of partnership measured at equity method as of December 31, 2022 and 2023:

		As of
		December 31,	As of December 31,
	Ownership	2022	2023	2023
	%	RMB	RMB	US$

Investment in Dragonfly Ventures Ⅱ Feeder, L.P.	5.73%	94,890,623	78,586,955	11,068,741
Investment in IOSG Fund II LP	3.00%	26,075,024	24,803,120	3,493,446
Total		120,965,647	103,390,075	14,562,187

The table below summarizes the combined financial information for the VC funds as above as of the nine months ended September 30, 2022 and 2023:

	As of September 30,	As of September 30,
	2022	2023	2023
	RMB	RMB	US$
Assets:
Cash and cash equivalents	357,201,450	207,486,569	29,223,872
Investments	2,128,097,512	1,956,499,315	275,567,165
Other current or non-current assets	3,875,916	4,315,717	607,856
Total assets	2,489,174,878	2,168,301,601	305,398,893
Liabilities:
Payable and accruals	1,701,215	2,001,575	281,916
Investment payable	2,461,245	—	—
Total liabilities	4,162,460	2,001,575	281,916

	Nine months ended
	September 30,	Nine months ended September 30,
	2022	2023	2023
	RMB	RMB	US$
Net investment income	24,930,729	(24,856,047)	(3,500,901)
Net realized gain on investments	84,080,855	14,582,478	2,053,899
Net unrealized gain (loss) on investments	(1,520,805,915)	(50,420,352)	(7,101,558)
Net income (loss)	(1,162,642,437)	(40,043,826)	(5,640,055)

VC funds measured at cost minus impairment

During the year ended December 31, 2022 and 2023, the Group invested in two VC funds, in the form of partnership and zero coupon convertible note. These VC funds were measured at cost minus impairment because readily determinable fair value is not available. Other than impairment, there was no any upward adjustment, redemption nor disposal of investment of the VC funds. And the Group did not become aware of any observable price changes accounted for.

The table below summarizes investments measured at cost minus impairment, plus or minus observable price changes from orderly transactions of identical or similar investments of the same issuer as of December 31, 2022 and 2023:

	As of December 31,	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Opening balance	—	60,940,250	8,583,255
Contribution	69,646,000	18,747,966	2,640,596
Impairment	(8,874,750)	—	—
Exchange differences	169,000	1,173,660	165,307
Ending Balance	60,940,250	80,861,876	11,389,158

VC funds measured at fair value

During the year ended December 31, 2022, the Group invested in one VC fund in the form of partnership. The investment was measured at fair value. During the year ended December 31, 2023, the Group entered into a withdrawal letter to withdraw all of its limited partnership interest from the VC fund and, subsequently, entered into a switch request agreement to reinvest its net withdrawal proceeds to another VC fund in form of partnership. The transactions did not result in cash receipts or cash payments. During the year ended December 31, 2022 and 2023, the Group recognised fair value with respect to RMB9,525,822 of adverse change and RMB6,497,518 (US$915,156) of favorable change respectively as “Income (loss) from financial investments” in consolidated statements of comprehensive income.

The table below summarizes investments in VC funds in the form of partnership measured at fair value as of December 31, 2022 and 2023:

	As of December 31,	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Opening balance	—	10,713,953	1,509,029
Contribution	20,893,800	—	—
Switch in	—	13,968,313	1,967,396
Switch out	—	(14,342,134)	(2,020,047)
Fair value adjustment	(9,525,822)	6,497,518	915,156
Exchange differences	(654,025)	389,979	54,927
Ending Balance	10,713,953	17,227,629	2,426,461

financial investments accounted under AFS model

During the year ended December 31, 2023, the Group invested RMB55,401,446 (US$7,803,130) of U.S. Treasury bill with original maturities over three months, and RMB350,000,000 (US$49,296,469) of wealth management products which is no fixed term and redeemable on demand and in which other than insignificant risk of underlying assets was incorporated, consigned by banks. Given its intention and abilities, the Group accounts these investments under available-for-sale model. The Group measure wealth management product in accordance with statements provided by the bank due to lack of quoted prices on an active market. As of December 31, 2023, no allowance for credit losses was recognized for the investments in wealth management products since fair value is greater than amortized cost. As of December 31, 2023, no allowance for credit losses was recognized for the investments in US Treasury securities since the quoted price of US Treasury securities does not show a downward trend subsequently till the date of the most recent statement of financial position. Also, the unrealized loss recognized for US Treasury securities was immaterial and, thus, the Group decided not to record in profit or loss.

The Group recognized realized gains of US Treasury securities as “Interest income (expenses), net” in consolidated statements of comprehensive income and, for the investments accounted under AFS, recognized unrealized gains or losses as “Income from financial investments” in other comprehensive income.

The table below summarizes investments measured under available-for-sale model as of December 31, 2023:

	Fair value		Total unrealized gains	Total	Fair value	Amortized cost
	As of December 31,	Additions	(losses) accumulated in	realized	As of December 31,	As of December 31,
	2022	during the year	other comprehensive income	gains	2023	2023
	RMB	RMB	RMB	RMB	RMB	RMB
US Treasury securities with original maturities over three months	—	55,401,446	(62,795)	842,431	56,181,082	56,243,877
Wealth management products with no fixed term	—	350,000,000	537,587	—	350,537,587	350,000,000
Total	—	405,401,446	474,792	842,431	406,718,669	406,243,877

			Total unrealized
	Fair value		gains (losses) accumulated		Fair value	Amortized cost
	As of December 31,	Additions	in other comprehensive	Total realized	As of December 31,	As of December 31,
	2022	during the year	income	gains	2023	2023
	US$	US$	US$	US$	US$	US$
US Treasury securities with original maturities over three months	—	7,803,130	(8,844)	118,654	7,912,940	7,921,784
Wealth management products with no fixed term	—	49,296,469	75,718	—	49,372,187	49,296,469
Total	—	57,099,599	66,874	118,654	57,285,127	57,218,253

10. Long-term investments

During the year ended December 31, 2018, the Group invested RMB225,000,000 in cash for 15% equity interest of Jiangxi Ruijing Financial Asset Management Co., Ltd. (‘‘Jiangxi Ruijing’’), a Chinese Mainland based asset management company through a nominee arrangement where the Group obtained all shareholder rights associated with the 15% equity holdings through contractual agreements with the nominal shareholder. Given that the Group has the ability to significantly influence Jiangxi Ruijing, the equity method of accounting was used. As of December 31, 2022, the Group recognized dividend receivable of RMB15,000,000, which has been subsequently collected in 2023, from the nominal shareholder of Jiangxi Ruijing.

During the year ended December 31, 2020, the Group invested RMB3,500,000 in cash for 20% equity interest of Shenzhen Zuopeng Digital Technology Co., Ltd., a Chinese Mainland based digital system service company, whereas the Group obtained less than 17% of the voting power of the investee. Given that the Group does not have the ability to exercise significant influence over investments, the Group measure it at cost minus impairment because readily determinable fair value is not available. During the year ended December 31, 2022, the Group disposed all of its beneficial interest at cost and further received an investment income of RMB425,843 from the investee.

During the year ended December 31, 2021, the Group invested RMB315,000,000 in cash for 45% equity interest of Shenyang Tianxinhao Technology Limited, a Chinese Mainland based software and information technology services company. As stated in the shareholder agreement, the historical assets (which refer to assets other than equity of Newup Bank of Liaoning, same below), claims or debts and other actual or potential profits or losses, which are generated before the closing date or after the closing date but attributable to reasons before the closing date, as descried in the agreement, shall be enjoyed and borne by the original shareholder, the Group will not bear any historical assets, claims or debts set forth. The significant influence can be given by the Group as the Group has its representation on the board and thus equity method was applied. The difference between the amount at which the long-term investment was carried and the amount of the underlying equities in net assets amounting to RMB48,074,531 and RMB1,303,096 as of December 31, 2022 and 2023, respectively. The Group impaired the investment amounting to RMB26,865,733 and RMB46,771,435 during the year of 2022 and 2023 and considered that such impairment is other than temporary.

The following table presents the summary combined financial information for the investee companies as of and for the years ended December 31, 2022 and 2023.

	As of December 31,	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Assets:
Cash and cash equivalents	274,926,779	156,369,105	22,024,128
Financial investments	2,952,624,941	5,313,961,988	748,455,892
Prepaid expenses and other current assets, net	454,270,439	466,272,257	65,673,074
Long-term investments	416,823,932	527,245,707	74,261,005
Other non-current assets	1,845,308,140	1,560,057,412	219,729,491
Total assets	5,943,954,231	8,023,906,469	1,130,143,590
Liabilities:
Short-term borrowings	38,711,000	—	—
Accrued expenses and other current liabilities	2,772,708,125	4,406,921,935	620,701,973
Long-term borrowings	926,420,194	1,014,200,000	142,847,082
Other non-current liabilities	1,376,249	1,258,733	177,289
Total liabilities	3,739,215,568	5,422,380,668	763,726,344

	Year ended
	December 31,	Year ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Net revenues	336,391,921	383,611,655	54,030,572
Net (loss) income	(170,276,127)	193,845,592	27,302,581

11. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of
	December 31,	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Fund attributable to institutional funding partners (1)	46,633,508	76,559,633	10,783,199
Accrued interest payable of Consolidated Trusts	12,268,000	37,714,338	5,311,953
Professional fee payable	33,280,944	38,682,222	5,448,277
Commission fee payable (2)	182,821,417	142,115,583	20,016,561
Compensation payable to financial institutional cooperators	84,648,141	—	—
Transaction cost payable (3)	58,223,896	138,894,109	19,562,826
Receipts in advance	27,557,372	73,188,645	10,308,405
Insurance fee payable (4)	340,282	7,800,344	1,098,655
Lease liabilities	11,304,693	12,852,494	1,810,236
Other accrued expenses	18,956,280	47,919,895	6,749,377
Total accrued expenses and other current liabilities	476,034,533	575,727,263	81,089,489
(1)Fund attributable to institutional funding partners relate to the principal and interest collected on behalf of the institutional funding partners but have not yet been passed onto them as of December 31, 2022 and 2023.
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

12. Guarantee liabilities

The following table sets forth the activities of the Group’s obligations associated with the deferred guarantee income, originated from guarantee service commenced for the year ended December 31, 2023.

	As of	Fair value		As of
	January 1,	of deferred guarantee income	Release of	December 31,
	2023	at inception of new loans	deferred guarantee income	2023
Xiaoying Credit Loan (RMB)	—	72,160,875	(25,563,732)	46,597,143
Xiaoying Credit Loan (USD)	—	10,163,647	(3,600,577)	6,563,070

The movement of guarantee liabilities originated from guarantee services prior to September 2017 during the years ended December 31, 2021 and 2022 are as follows:

RMB

				Reversal of
	As of			provision for	As of
	January 1,		Released on	contingent	December 31,
	2021	Net payout(1)	expiration	liability	2021
Xiaoying Credit Loan	5,139,742	7,821,975	(12,961,717)	—	—
Internet Channel	4,649,884	(4,625,600)	—	(24,284)	—
Total	9,789,626	3,196,375	(12,961,717)	(24,284)	—

RMB

				Reversal of
	As of			provision for	As of
	January 1,		Released on	contingent	December 31,
	2022	Net payout(1)	expiration	liability	2022
Xiaoying Credit Loan	—	2,011,850	(2,011,850)	—	—
Internet Channel	—	14,000,000	—	(14,000,000)	—
Total	—	16,011,850	(2,011,850)	(14,000,000)	—

The movement of guarantee liabilities originated from guarantee services commenced in and after 2023 are as follows:

RMB

	As of		Provision for	As of
	January 1,		contingent	December 31,
	2023	Net payout(1)	liability	2023
Xiaoying Credit Loan	—	(5,613,471)	67,519,980	61,906,509

USD

	As of		Provision for	As of
	January 1,		contingent	December 31,
	2023	Net payout (1)	liability	2023
Xiaoying Credit Loan	—	(790,641)	9,509,990	8,719,349
(1)Net payouts represent the amount paid to investors or institutional funding partners upon borrowers’ default net of the amount subsequently collected from the borrower if they paid back the loan.

The maximum potential undiscounted future payment was nil and RMB667,733,409 (US$94,048,284) as of December 31, 2022 and 2023.

13. Related party balances and transactions

In 2019, the Group purchased earnings rights of two loans from Jiangxi Ruijing. The considerations paid amounted to RMB100,000,000 and RMB280,000,000, respectively, which equal to the principal amounts of the underlying loans. In 2020, earnings right of the former loan had been fully repaid. Earnings right of the latter loan had been partially repaid by RMB20,000,000 and RMB160,000,000 in 2020 and 2021, respectively, and the remaining RMB100,000,000 had been fully repaid in January 2022. The associated interest income amounted to RMB17,269,246 and RMB412,341 in 2021 and 2022, respectively.

As of December 31, 2021 and 2022, the Group recognized dividend receivable of RMB15,000,000,which has been subsequently collected in 2023, from the nominal shareholder of Jiangxi Ruijing, the nominal shareholder is controlled by Mr. Yue (Justin) Tang.

In 2021, the Group entered into agreements with a financing guarantee company, which is a wholly-owned subsidiary of the Group’s equity investee obtained in 2020 and disposed in 2022. Following the disposal, it no longer constitutes a related party to the Group. This financing guarantee company provides guarantee service for an identified portfolio of loans the Group facilitated and charges borrowers a guarantee fee, a portion of which will be subsequently paid to the Group as the service fee for the intermediary service the Group provided. During the year of 2021 and 2022, this financing guarantee company provided guarantee service for 5.9% and 29.6% of the total loans the Group facilitated and provided. The Group recognized total net revenue of RMB78,801,582 and RMB542,719,679 during the years of 2021 and 2022 in connection with the service fees of facilitation service for loans that covered by this financing guarantee company. As of December 31, 2021 and 2022, accounts receivable and contract assets balance amounted to RMB66,761,250 and RMB313,992,225, respectively.

In 2021, the Group provided a loan of RMB150,000,000 to an associate of the Group, Shenyang Tianxinhao Technology Limited, and the monthly interest rate applied is 0.5%. The loan had been fully repaid during the year of 2021. The associated interest income amounted to RMB750,000 in 2021.

In 2022, the Group entered into agreements with Newup Bank of Liaoning (“Newup Bank”), according to which the Group charged service fees directly from Newup Bank for the intermediary service the Group provided. The Group recognized total net revenue of RMB13,100,669 and RMB11,370,044 (US$1,601,437) during the year of 2022 and 2023 in connection with the service fees of facilitation service for loans. Accounts receivable and contract assets amounted to RMB13,886,710 and RMB1,096,251 (US$154,404) with respect to December 31, 2022 and December 31, 2023.

The Group believes that the terms of the transactions with the related parties are comparable to the terms of arm’s‑length transactions with third parties.

14. Income taxes

Cayman Islands

X Financial is a company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, YZT (HK) Limited and YX (HK) Limited, subsidiaries of the Group located in Hong Kong, are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. No income tax expenses for these entities have been recognized in the consolidated financial statements as they have no assessable income for the years ended December 31, 2021, 2022 and 2023.

Chinese Mainland

Under the Law of the PRC on Enterprise Income Tax (the “EIT Law”), the Company’s subsidiaries, VIEs and subsdiaries of the VIEs established in the Chinese Mainland are subject to an income tax rate of 25% for the years presented. One of the subsidiaries of the Group in Shenzhen was a qualified enterprise eligible to enjoy the preferential income tax rate of 15% from 2020 to 2022 and renewed its qualification until 2025. One VIE and one subsidiary of the Group operated in a specific preferential tax jurisdiction and were thereby eligible to be levied at the reduced income tax rate of 15% from 2020 to 2025 and from 2023 to 2025, respectively.

Uncertainties exist with respect to how the current income tax law in the Chinese Mainland applies to the Group’s overall operations, and more specifically, with regard to its tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the Chinese Mainland will be considered residents for Chinese Income Tax purposes if the place of effective management or control is within the Chinese Mainland. The implementation rules to the EIT Law provide that non-resident legal entities will be considered Chinese Mainland residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the Chinese Mainland. Despite the present uncertainties resulting from the limited Chinese Mainland tax guidance on the issue, the Group does not believe that the legal entities organized outside of the Chinese Mainland within the Group should be treated as residents for EIT Law purposes and, therefore, has not recorded an unrecognized tax benefit for this tax position. If the Chinese Mainland tax authorities subsequently determine that the Company and its subsidiaries registered outside the Chinese Mainland should be deemed resident enterprises, the Company and its subsidiaries registered outside the Chinese Mainland will be subject to Chinese Mainland income taxes, at a statutory income tax rate of 25%.

According to PRC Administration of the Levy and Collection of Taxes Law, the statute of limitations is three years if an underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. Tax years from 2015 to the current years for the Group’s Chinese Mainland subsidiaries are subject to examination of the Chinese Mainland tax authorities.

Current tax expense (benefit) and deferred tax expense (benefit), which are substantially all for Chinese Mainland income taxes, are as follows:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Current tax expense (benefit)	35,315,597	193,768,237	278,695,689	39,253,466
Deferred tax expense (benefit)	333,420,104	195,589,376	(29,258,045)	(4,120,909)
Total income tax expense (benefit)	368,735,701	389,357,613	249,437,644	35,132,557

Income (loss) before income taxes and gain (loss) from equity affiliates for different jurisdictions is shown as follows:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Cayman Islands	(6,463,771)	(5,585,777)	(3,703,756)	(521,663)
Hong Kong entities	948,973	12,667,827	(17,584,906)	(2,476,783)
Chinese Mainland entities	1,196,315,182	1,216,374,240	1,424,372,496	200,618,670
Total	1,190,800,384	1,223,456,290	1,403,083,834	197,620,224

A reconciliation between income tax expense computed by applying the Chinese Mainland income tax rate of 25%, the income tax jurisdiction where the Group has substantially all of its operations, to income (loss) before income taxes and gain (loss) from equity in affiliates and the reported amount of income tax expense (benefit) is as follows:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Expected income tax at Chinese Mainland income tax rate	297,700,096	305,864,072	350,770,959	49,405,056
Share based compensation expense not deductible for income tax purposes	22,108,693	13,384,454	10,649,553	1,499,958
Other expenses not deductible for income tax purposes	24,325,078	4,399,168	916,343	129,064
Effect of preferential tax rate(1)	(25,716,398)	(15,977,099)	(134,240,494)	(18,907,378)
Effect of different tax rate of subsidiary operation in other jurisdictions	1,535,280	319,679	1,376,643	193,896
Research and development tax deduction	(14,040,027)	(16,996,590)	(20,676,415)	(2,912,212)
Unrecognized tax benefits for prior years’ transfer pricing arrangement	(22,239,451)	—	—	—
Change in valuation allowance	99,384,200	101,490,352	11,432,693	1,610,261
Income tax on subsidiary earnings	—	—	24,459,727	3,445,080
Others	(14,321,770)	(3,126,423)	4,748,635	668,832
Total	368,735,701	389,357,613	249,437,644	35,132,557
(1)	The aggregate amount and per share effect of the preferential tax rate are as follows:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
The aggregate amount income tax benefit (expense) of the preferential tax rate	25,716,398	15,977,099	134,240,494	18,907,378
The aggregate effect on basic and diluted net income per share:
—Basic	0.08	0.05	0.47	0.07
—Diluted	0.08	0.05	0.46	0.06

The tax effects of temporary differences and carry forwards that give rise to the deferred tax balances at December 31, 2022 and 2023 are as follows:

	As of December 31,	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Deferred tax assets:
Long-term investments	16,326,280	24,473,436	3,447,011
Accrued expenses	13,629,066	—	—
Advertising and market related expenses carryforwards (1)	15,428,899	22,251,219	3,134,019
Accounts receivable and contract assets	5,683,849	7,123,587	1,003,336
Guarantee liabilities	—	16,879,995	2,377,498
Financial guarantee derivatives	165,452,224	159,210,663	22,424,353
Loan receivable from Xiaoying Housing Loans	14,940,336	13,887,028	1,955,947
Loans receivable from Xiaoying Credit Loans and other loans	106,663,862	166,027,798	23,384,526
Operating loss carryforwards	45,784,681	45,998,381	6,478,736
Deposits to institutional cooperators	830,644	662,254	93,277
Others	—	21,505	3,029
Lease liabilities	16,004,767	13,019,736	1,833,791
Total deferred tax assets	400,744,608	469,555,602	66,135,523
Valuation allowance	(214,884,582)	(226,317,275)	(31,876,121)
Total deferred tax assets, net of valuation allowance	185,860,026	243,238,327	34,259,402
Deferred tax liabilities:
Property and equipment	986,598	1,678,634	236,431
Long-term investments	—	7,501,275	1,056,532
Right-of-use assets	15,672,062	12,657,331	1,782,748
Investment in Consolidated Trusts	25,188,918	36,643,382	5,161,112
Investment in Consolidated Partnerships	56,305,689	62,339,878	8,780,388
Undistributed earnings	—	16,500,000	2,323,976
Total deferred tax liabilities	98,153,267	137,320,500	19,341,187
(1)	Advertising and market related expenses carryforwards are those in excess of deduction limit, that can be carried forward indefinitely, arising from the operation of the Group’s Chinese Mainland subsidiaries, amounting to RMB61,715,596 and RMB89,004,878 (US$12,536,075) as of December 31, 2022 and 2023, respectively. Under Chinese Mainland tax rules, advertising and market related expenses that exceed the limit can be claimed and deducted in the following tax year.

Movement of the valuation allowance is as follows:

	As of	As of
	December 31,	December 31,	As of December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Balance as of January 1	(14,010,030)	(113,394,230)	(214,884,582)	(30,265,860)
Addition	(104,514,776)	(101,665,571)	(20,828,173)	(2,933,587)
Reductions	5,130,576	175,219	9,395,480	1,323,326
Net change in the valuation allowance	(99,384,200)	(101,490,352)	(11,432,693)	(1,610,261)
Balance as of December 31	(113,394,230)	(214,884,582)	(226,317,275)	(31,876,121)

The Company operates through its subsidiaries, VIEs and subsidiaries of the VIEs. The valuation allowance is considered on an individual entity basis.

As of December 31, 2022 and 2023, the Company had operating loss carryforwards of RMB221,205,324 and RMB227,566,693 (US$32,052,098) respectively from its subsidiaries, VIEs and subsidiaries of the VIEs registered in the Chinese Mainland. The net operating loss carryforwards will expire in years 2024 to 2028, if not utilized.

The tax benefit, net of valuation allowance, recognized during the years ended December 31, 2022 and 2023 due to the generation of net operating losses carryforwards that can be carried forward to future years amounted to RMB805,389 and RMB883,214 (US$124,398), respectively. The tax benefit realized during the year ended December 31, 2022 and 2023 from the utilization of carryforwards where the related deferred tax asset was offset by a valuation allowance amounted to RMB3,927,259 and RMB4,876,301 (US$686,813) respectively.

The tax benefit, net of valuation allowance, recognized during the years ended December 31, 2022 and 2023 due to generation of advertising and market related expenses carryforwards amounting to nil and RMB8,239,531 (US$1,160,514), respectively.

During the year ended December 31, 2022 and 2023, the Company recognized a deferred tax expense of RMB101,490,352 and RMB11,432,693(US$1,160,261) respectively for changes in a valuation allowance as a result of a change in judgment about the ability of a subsidiary to utilize a beginning-of-the-year deferred tax asset in future years.

The Group assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carryforward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carryforwards, including consideration of specific known trends of profits expected to be reflected within the industry, (iii) taxable income in prior carryback years and (iv) tax-planning strategies. On the basis of this evaluation, as of December 31, 2022 and 2023 a valuation allowance of RMB214,884,582 and RMB226,317,275(US$31,876,121) was recorded respectively to reduce the deferred tax assets to the amount that is not more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as the Group’s projections for growth.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”), are subject to a 10% withholding income tax. In addition, under tax treaty between the Chinese Mainland and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of Chinese Mainland subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely.

The Group constantly assesses its intent to reinvest the offshore earnings. As of December 31, 2023, the Group no longer intended to reinvest certain undistributed earnings of the FIEs that have been previously taxed in the Chinese Mainland, while for the remainder of the undistributed earnings, the Group intended to indefinitely reinvest. The Group has recorded a deferred tax liability of RMB16,500,000 (US$2,323,976) associated with the earnings that intend to repatriate in the future. The Group paid withholding tax of RMB7,959,727 (US$1,121,104) on distributed earnings during the year. For the earnings the Group intended to indefinitely reinvest, no deferred tax liabilities for withholding taxes have been recorded.

Undistributed earnings of FIEs that are considered to be indefinitely invested amounted to RMB3,070,106,819 on December 31, 2022 and RMB3,761,829,057 (US$529,842,541) on December 31, 2023. All undistributed earnings are still subject to certain taxes upon repatriation, primarily where withholding taxes apply. The related unrecognized deferred tax liabilities were RMB307,010,682 and RMB376,182,906 (US$52,984,254) at a 10% tax rate.

Unrecognized tax benefits

A roll-forward of unrecognized tax benefits is as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Balance at beginning of the year	159,483,176	120,195,925	259,386,286	36,533,795
Additions for tax positions taken in current year	100,672,568	259,386,286	262,052,034	36,909,257
Reductions for tax positions taken in prior years	(139,959,819)	(110,342,989)	(156,571,391)	(22,052,620)
Settlements	—	(9,852,936)	—	—
Balance at end of the year	120,195,925	259,386,286	364,866,929	51,390,432

The accrued interest and penalties related to income taxes as of December 31, 2021, 2022 and 2023 is set forth below:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Accrued interest and penalties	1,154,145	2,000,970	4,127,348	581,325

As of December 31, 2021, 2022 and 2023, the Group’s unrecognized tax benefits consisted of: 1) RMB28,757,431, RMB2,349,049 and RMB50,384,562 (US$7,096,517) arising from charge-offs of loans receivable from Xiaoying Credit Loans and other loans and accounts receivable and contract asset; 2) RMB81,585,558, RMB257,037,237 and RMB314,482,367 (US$44,293,915) arising from difference in timing for including certain taxable income in tax return, of which RMB81,585,558 and RMB257,037,237 were omitted from prior years roll forward schedule; and 3) RMB9,852,936, nil and nil arising from prior years’ transfer pricing arrangement.

As of December 31, 2021, 2022 and 2023, nil, nil and RMB102,814,895 (US$14,481,175) of the unrecognized tax benefit balance, if recognized upon examination settlement or statute expiration, would affect the effective tax rate.

For the year ended December 31, 2021, the decrease of accrued interest and penalties related to income taxes was RMB10,731,479, which was recorded as part of the income tax expense in the consolidated financial statements. For the year ended December 31, 2022, the increase of accrued interest and penalties related to income taxes was RMB846,825, which was recorded as part of the income tax expense in the consolidated financial statements. For the year ended December 31, 2023, the increase of accrued interest and penalties related to income taxes was RMB2,126,378 (US$299,494), which was recorded as part of the income tax expense in the consolidated financial statements.

15. Net income (loss) per share and net income (loss) attributable to common stockholders

The following table details the computation of the basic and diluted net income (loss) per share:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Net income (loss) attributable to X Financial	825,407,023	811,996,439	1,186,793,974	167,156,435
Shares (denominator):
Weighted average number of ordinary shares used in computing basic EPS	329,230,273	316,444,826	288,115,969	288,115,969
Basic net income (loss) per share	2.51	2.57	4.12	0.58
Diluted effects of stock options and RSUs	7,650,809	5,958,561	2,717,245	2,717,245
Weighted average number of ordinary shares used in computing diluted EPS	336,881,082	322,403,387	290,833,214	290,833,214
Diluted net income (loss) per share	2.45	2.52	4.08	0.57

Diluted income (loss) per share do not include the following instruments as their inclusion would have been anti-dilutive:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2021	2022	2023
Stock options	32,139,614	29,293,014	3,602,998
Restricted stocks units	27,100,812	21,398,126	12,613,046

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

The Company used the Binomial model to estimate the fair value of the options granted on the respective grant dates with assistance from independent valuation firms. The fair value per option was estimated at the date of grant using the assumptions. The weighted-average grant date fair value of the options for the years ended December 31,2021, 2022 and 2023 were RMB9.58, RMB9.87 and RMB10.39 per share respectively

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

The risk-free rate of interest is based on the yield curve of government bonds in the Chinese Mainland as of valuation date. The expected volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before valuation date and with similar span as the expected expiration term. Prior to the IPO, the fair value of the ordinary shares was through a retrospective valuation as at each grant date, which used management’s best estimate for projected cash flows as of the valuation date with the assistance of an independent third-party appraiser. Subsequent to the IPO, the fair value of ordinary shares was determined by observable market price.

A summary of option activity during the year ended December 31, 2023 is presented below:

				Intrinsic
				value of
	Number of	Exercise Price	Remaining	options
	Options	RMB	Contractual	RMB
Outstanding, as of January 1, 2023	35,778,331	0.27-31.96	2.07-6.33	20,744,096
Granted	—	—	—	—
Exercised	3,890,490	0.27	—	—
Forfeited/Cancelled	25,690,016	10.71-30.27	—	—
Outstanding, as of December 31, 2023	6,197,825	0.27-31.96	1.06-5.33	10,639,290
Vested and expected to vest as of December 31, 2023	6,197,825	0.27-31.96	1.06-5.33	10,639,290
Exercisable as of December 31, 2023	6,197,825	0.27-31.96	1.06-5.33	10,639,290

The Group recognized the compensation cost for the stock options on a straight-line basis.

For the years ended December 31, 2021, 2022 and 2023 the Group recorded compensation expenses of RMB71,849,299, RMB10,740,648 and RMB414,747 (US$58,415) respectively for the stock options granted to the Group’s employees. The Group allocated share-based compensation expense for share option as follows:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Origination and servicing	21,345,909	905,756	70,740	9,963
General and administrative	48,655,490	9,340,416	344,007	48,452
Sales and marketing	1,847,900	494,476	—	—

As of December 31, 2021 and 2022, there were RMB11,094,017 and RMB619,557 respectively of total unrecognized compensation expense related to unvested stock options granted. All compensation expense related to unvested stock options was recognized by the end of December 31, 2023.

There were no income tax benefits recognized for the year ended December 31, 2021, 2022 and 2023 for share options.

Restricted stocks unit

On April 15, 2019, the Board of Directors of X Financial granted 150,000 of restricted stock units to certain directors. The restricted stock units shall vest over a period from two to three years. The restricted stock units have no expiration period. On November 20, 2019, the Board of Directors of X Financial granted 1,789,400 of restricted stock units to certain employees. On January 21, April 30, October 31, 2020, the Board of Directors of X Financial granted 4,600,000, 673,300 and 550,000 of restricted stock units to certain employees, respectively. The restricted stocks shall expire 10 years from the date of grant and vest over a period from three to four years. On November 10, 2021, the Board of Directors of X Financial granted 26,657,998 of restricted stock units to certain senior managements and employees. The restricted stock units shall expire 10 years from the date of grant and vest over a period from three to four years. On March 3, 2022, the Board of Directors of X Financial granted 810,000 restricted stock units to certain directors. The restricted stock units shall vest over a period of three years. On December 1, 2023, the Board of Directors of X Financial granted 180,000 restricted stock units to certain directors. The restricted stock units shall vest over a period of three years.

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

A summary of restricted share units activity during the year ended December 31, 2023 is presented below:

		Weighted-Average Grant-Date
	Number of	Fair Value
	Restricted Shares	RMB
Outstanding, as of January 1, 2023	21,906,453	4.96
Granted	180,000	5.05
Vested	7,783,466	4.97
Forfeited	387,344	5.02
Outstanding, as of December 31, 2023	13,915,643	4.95

For the year ended December 31, 2021, 2022 and 2023 , the Group recorded compensation expenses of RMB16,585,473, RMB42,797,167 and RMB42,183,463 (US$5,941,417) respectively for the restricted shares granted to the Group’s directors and employees. The Group allocated share-based compensation expense for restricted share as follows:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Origination and servicing	10,819,642	26,040,888	25,396,830	3,577,069
General and administrative	5,321,620	16,743,484	16,617,520	2,340,529
Sales and marketing	444,211	12,795	169,113	23,819

As of December 31, 2021, 2022 and 2023 , there was RMB141,127,667, RMB102,650,058 and RMB61,832,598 (US$8,708,939) respectively of total unrecognized compensation expense related to unvested restricted shares granted. As of December 31, 2023, the cost is expected to be recognized over a weighted-average period of 1.86 years.

There were no income tax benefits recognized for the year ended December 31, 2021, 2022 and 2023 for restricted stocks unit.

17. Statutory reserves and restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant Chinese Mainland statutory laws and regulations permit payments of dividends by the VIEs and subsidiaries of the VIEs incorporated in Chinese Mainland only out of their retained earnings, if any, as determined in accordance with Chinese Mainland accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

Under Chinese Mainland law, the Company’s subsidiaries, VIEs and the subsidiaries of the VIEs located in the Chinese Mainland (collectively referred as the “Chinese Mainland entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The Chinese Mainland entities are required to allocate at least 10% of their after tax profits on an individual company basis as determined under Chinese Mainland accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the Chinese Mainland entities is also restricted.

Amounts restricted that include paid-in capital, additional paid-in capital and statutory reserve funds, as determined pursuant to China Accounting Standard, are RMB4,644,526,736 and RMB5,517,847,025 (US$777,172,499) as of December 31, 2022 and 2023 respectively

18. Commitments and contingencies

Operating lease as lessee

As disclosed in Note 2, the Group has adopted ASC Topic 842 on 1 January, 2019. Current and non-current portions of lease liabilities have been recorded as “Accrued expenses and other current liabilities” and “Other non-current liabilities” in the balance sheet as at December 31, 2022 and 2023, except for short-term leases.

Financial investments

In 2022, the Group committed to invest US$10,000,000 in a VC fund. In 2023, the Group committed to increase its subscribed capital contribution in the VC fund.As of December 31, 2023, the Group’s remaining subscribed capital contribution was US$2,555,605 which has been paid as of the date of this annual report.

Short-term borrowings

As of December 31, 2023, the Group had short-term borrowings amounting to RMB565,000,000, such borrowings will be repaid with interests amounting to RMB26,770,972 in 2024. Interest payments are calculated using the interest rate as of December 31, 2023.

Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not have any pending legal or administrative proceeding to which the Group is a party that will have a material effect on its business or financial condition.

19. Subsequent events

In first quarter of 2024, the Group has set up several one-year loans in aggregation to RMB49,500,000, which apply fixed rate at 4.5%.

SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(in Renminbi “RMB”, except share and per share data)

	As of
	December 31,	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Assets:
Cash and cash equivalents	14,280,138	1,202,355	169,348
Prepaid expenses and other current assets	426,398	410,826	57,863
Amount due from subsidiaries and VIEs	1,024,111,805	1,047,722,447	147,568,620
Investments in subsidiaries and VIEs	3,717,374,302	4,857,619,732	684,181,430
Total assets	4,756,192,643	5,906,955,360	831,977,261

Liabilities:
Accrued expenses and other current liabilities	2,937,951	604,989	85,212
Dividend payable	—	59,226,084	8,341,819
Total liabilities	2,937,951	59,831,073	8,427,031

Equity:
Common shares	206,793	206,793	29,126
Treasury stock	(124,596,781)	(111,520,291)	(15,707,305)
Additional paid-in capital	3,191,193,773	3,196,942,284	450,279,902
Retained earnings	1,622,852,316	2,692,018,850	379,162,925
Accumulated other comprehensive income	63,598,591	69,476,651	9,785,582
Total equity	4,753,254,692	5,847,124,287	823,550,230
Total liabilities and equity	4,756,192,643	5,906,955,360	831,977,261

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in Renminbi “RMB”, except share and per share data)

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
General and administrative expenses	(9,577,576)	(8,739,084)	(5,899,484)	(830,925)
Interest income	590	1,518	29,662	4,178
Equity in profit of subsidiaries and VIEs	831,870,794	817,582,216	1,190,497,730	167,678,098
Other income, net	3,113,215	3,151,789	2,166,066	305,084
Net income	825,407,023	811,996,439	1,186,793,974	167,156,435
Other comprehensive (loss) income	(14,749,519)	57,289,037	5,878,060	827,907
Comprehensive income	810,657,504	869,285,476	1,192,672,034	167,984,342

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

(in Renminbi “RMB”, except share and per share data)

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Net cash used in operating activities	(8,630,238)	(9,559,741)	(5,736,205)	(807,928)
Received from subsidiaries and VIEs	4,545,040	164,707,863	25,363,652	3,572,396
Dividends received from subsidiaries	—	—	49,338,235	6,949,145
Net cash provided by investing activities	4,545,040	164,707,863	74,701,887	10,521,541
Contribution from shareholders	2,959,511	277,342	1,099,619	154,878
Repurchase of common shares	—	(146,740,902)	(24,872,828)	(3,503,265)
Dividend paid	—	—	(58,401,356)	(8,225,659)
Net cash provided by (used in) financing activities	2,959,511	(146,463,560)	(82,174,565)	(11,574,046)
Effect of foreign exchange rate changes	(144,484)	824,099	131,100	18,466
Net increase (decrease) in cash and cash equivalents	(1,270,171)	9,508,661	(13,077,783)	(1,841,967)
Cash and cash equivalents, beginning of year	6,041,648	4,771,477	14,280,138	2,011,315
Cash and cash equivalents, end of year	4,771,477	14,280,138	1,202,355	169,348

SCHEDULE I—NOTES TO CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

1.Schedule I has been provided pursuant to the requirements of Rule 12-04 and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same date and for the same period for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.
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
3.For the years ended December 31, 2021, 2022 and 2023 , except as disclosed in Note 18, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Company.
4.Translations of balances in the additional financial information of Parent Company—Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB7.0999, as set forth in H.10 statistical release of the Federal Reserve Board on December 29, 2023. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2023, or at any other rate.