Form 20-F/A
period 2023-12-31
X Financial
filed 2024-12-05
CIK 1725033

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

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

293,553,607 ordinary shares, comprised of 195,953,607 Class A ordinary shares, par value $0.0001 per share, and 97,600,000 Class B ordinary shares, par value $0.0001per share, were outstanding as of December 31, 2023.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

If securities are registered pursuant to section 12(b) of Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

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

Yes ☐   No ☐

Explanatory Note

X Financial (the “Company”) is filing this Amendment No. 1 (this “Amendment” or “Form 20-F/A”) to the annual report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2024 (the “Original Form 20-F”) to make certain changes as described below.

Background

The Company recently identified two errors in the presentation of consolidated statements of comprehensive income (loss) (“Income Statement”) and classification of consolidated statements of cash flows (“Statement of Cash Flows”):

●	Error in presentation of Income Statement: The Company incorrectly presented the gain (loss) from certain financial investments accounted for under the equity method, which was reported under “Income (loss) from financial investments” before income tax expense for the years ended December 31, 2022 and 2023. According to S-X Rule 5-03(b), these earnings and losses should be reported after income tax expense. Additionally, it is common practice that “Impairment losses on long-term investments” accounted under the equity method would generally be recognized in the same line that it presents its equity in earnings of the affiliate, which is after income tax expense. As a result, for the year ended December 31, 2022, there was an overstatement of income (loss) before income taxes. And for the year ended December 31, 2023, there was an understatement of income (loss) before income taxes. The presentation error does not affect net income for any periods presented.
●	Error in classification of Statement of Cash Flows: The Company incorrectly classified Xiaoying Microcredit’s loan origination and collection activities as operating activities in the Statement of Cash Flows for each of the years in the three-year period ended December 31, 2023. According to ASC 230-10-45-12 and ASC 230-10-45-13, making and collecting loans, as well as receiving loan payments and disbursing loan proceeds (except for certain debt instruments acquired for resale), are classified as investing activities. As a result, there was an understatement of cash provided by operating activities and cash used in investing activities for each of the years in the three-year period ended December 31, 2023. The classification error does not affect the overall net direction of cash inflows and outflows for both operating and investing activities and the net increase (decrease) in cash and cash equivalents and restricted cash for any periods remained unchanged.

The Company has analyzed the errors, both individually and aggregately, and determined that they did not result in material misstatements of the Company’s financial statements. Therefore, no restatement of the previously issued financial statements, including the Original Form 20-F and the unaudited financial results furnished on Form 6-K for the quarters ended March 31, 2024, June 30, 2024, and September 30, 2024, is required.

Considering the foregoing, management reassessed the effectiveness of the Company’s internal control over financial reporting (“ICFR”) as of December 31, 2023, based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of the reassessment, management identified a material weakness in its ICFR related to a lack of sufficient US GAAP knowledge by the financial reporting personnel regarding Statement of Cash Flows classification and consolidated financial statements presentation.

To address the material weakness, the Company has implemented additional review procedures and training sessions to ensure proper Statement of Cash Flows classification and consolidated financial statements presentation. The Company expects to fully remediate the material weakness by the end of fiscal year 2024. However, remediation will not be considered complete until the new controls are operational subsequent to the additional training to allow management to assess their effectiveness.

As a result of the material weakness identified, the Company concluded that its internal control over financial reporting (“ICFR”) was not effective as of December 31, 2023. Therefore, the Company is (a) amending and restating Part I, Item 3. Risk Factors and Part II, Item 15. Controls and Procedures in this Form 20-F/A to update its conclusion regarding the effectiveness of its disclosure controls and procedures and its ICFR as of December 31, 2023 as a result of the material weakness and (b) including in Part III, item 18, the issued audit report of KPMG Huazhen LLP (“KPMG”), the Company’s independent registered public accounting firm (PCAOB ID: 1186), as of December 31, 2023 regarding the Company’s ICFR as a result of the material weakness.

In accordance with Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company is also including with this Form 20-F/A currently dated consent of KPMG and certifications of the Company’s principal executive officer and principal financial officer (included in Part III, Item 19 “Exhibits” and attached as Exhibits 12.1, 12.2, 13.1, 13.2, and 15.1).

This Form 20-F/A should be read in conjunction with the Original Form 20-F. The Original Form 20-F remains effective as of its original filing date, except for the specific modifications and updates provided in this Form 20-F/A. This Form 20-F/A does not reflect events or circumstances occurring after the date of the Original Form 20-F. No other portions of the Original Form 20-F have been changed.

PART II

ITEM 3. KEY INFORMATION

3.D. Risk Factors

If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

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

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15I under the Exchange Act) and internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) through (c) under the Exchange Act. Based on our evaluation, the material weakness related to a lack of sufficient US GAAP knowledge by financial reporting personnel regarding Statement of Cash Flows classification and consolidated financial statements presentation remains unresolved. Therefore, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2023.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective due to the material weakness in internal control over financial reporting described below under the heading “Management’s annual report on internal control over financial reporting (Restated).” We have implemented and are executing a remediation plan to address the material weakness.

(b)	Management’s annual report on internal control over financial reporting (Restated)

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

Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control--Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2023 because of a material weakness related to a lack of sufficient US GAAP knowledge by financial reporting personnel regarding Statement of Cash Flows classification and consolidated financial statements presentation was identified in internal control over financial reporting.

(c)	Attestation Report of the Registered Public Accounting Firm

KPMG Huazhen LLP (KPMG) has audited the effectiveness of our internal control over financial reporting as of December 31, 2023 as stated in the Original 20-F Form. Given the material weakness identified, KPMG has amended its audit report on the effectiveness of our internal control over financial reporting, included in the Part III, Item 18 Financial Statements within this Form 20-F/A.

(d)	Changes in Internal Control over Financial Reporting

As of December 31, 2023, there was a material weakness related to a lack of sufficient US GAAP knowledge by financial reporting personnel regarding Statement of Cash Flows classification and consolidated financial statements presentation that remains unresolved.

To address the material weakness, the Company has implemented additional review procedures and training sessions to ensure proper Statement of Cash Flows classification and consolidated financial statements presentation. The Company expects to fully remediate the material weakness by the end of fiscal year 2024. However, remediation will not be considered complete until the new controls are operational subsequent to the additional training to allow management to assess their effectiveness.

Other than those described above, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

PART III

ITEM 18. FINANCIAL STATEMENTS

Given the material weakness identified, our independent registered public accounting firm has amended its audit report on the effectiveness of our internal control over financial reporting, which is included below.

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

4.8***	Exclusive Business Cooperation Agreement between Xiaoying (Beijing) Information Technology Co., Ltd. and Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd., dated October 15, 2021
4.9***

Shareholders’ Voting Rights Proxy Agreement concerning Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd., among Yue Tang, Jing Sun and Xiaoying (Beijing) Information Technology Co., Ltd., dated October 15, 2021

4.10***	Equity Pledge Agreement concerning Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd., between Yue Tang and Xiaoying (Beijing) Information Technology Co., Ltd., dated October 15, 2021
4.11***	Equity Pledge Agreement concerning Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd., between Jing Sun and Xiaoying (Beijing) Information Technology Co., Ltd., dated October 15, 2021
4.12***

Exclusive Call Option Agreement concerning Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd., among Yue Tang, Jing Sun and Xiaoying (Beijing) Information Technology Co., Ltd., dated October 15, 2021

Exhibit Number	Description of Document

4.13***	Spousal Consent Letter of Yue Tang concerning Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd., dated October 15, 2021
4.14***	Exclusive Business Cooperation Agreement between Xiaoying (Beijing) Information Technology Co., Ltd. and Shenzhen Xiaoying Technology Co., Ltd., dated 2023 (English Translation)
4.15***

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

4.16***	Equity Pledge Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., between Yue Tang and Xiaoying (Beijing) Information Technology Co., Ltd., dated 2023 (English Translation)
4.17***

Equity Pledge Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., between Zijinzhonghao (Zhejiang) Investment Co., Ltd. and Xiaoying (Beijing) Information Technology Co., Ltd., dated 2023 (English Translation)

4.18***

Equity Pledge Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., between Shenzhen Ao Li Hua Investment Management Partnership (Limited Partnership) and Xiaoying (Beijing) Information Technology Co., Ltd., dated 2023 (English Translation)

4.19***

Equity Pledge Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., between Shenzhen Man Ni Ou Investment Management Partnership (Limited Partnership) and Xiaoying (Beijing) Information Technology Co., Ltd., dated 2023 (English Translation)

4.20***

Equity Pledge Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., between Shenzhen Gu Fo Investment Management Partnership (Limited Partnership) and Xiaoying (Beijing) Information Technology Co., Ltd., dated 2023 (English Translation)

4.21***

Equity Pledge Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., between Shenzhen Bo Li Fu Investment Management Partnership (Limited Partnership and Xiaoying (Beijing) Information Technology Co., Ltd., dated 2023 (English Translation)

4.22***

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

4.23***	Spousal Consent Letter of Yue Tang concerning Shenzhen Xiaoying Technology Co. Ltd., dated 2023 (English Translation)
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

Exhibit Number	Description of Document

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

8.1***	List of subsidiaries, VIEs and subsidiaries of the VIEs of the Registrant
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

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG Huazhen LLP
19.1***	Insider Trading Policy
97.1***	The clawback policy
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

99.3***	Consent of Han Kun Law Offices
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104**	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*     Filed herewith

**   Furnished herewith

*** Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its Amendment No. 1 to the annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

X Financial

By:	/s/ Yue (Justin) Tang
Name:	Yue (Justin) Tang
Title:	Chief Executive Officer

Date: December 5, 2024

X FINANCIAL

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

X Financial:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of X Financial, its subsidiaries and variable interest entities (the Company) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes and financial statement Schedule I (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2024, except for the restatement as to the effectiveness of internal control over financial reporting for the material weakness related to lack of sufficient US GAAP knowledge by financial reporting personnel regarding consolidated statements of cash flows classification and consolidated financial statements presentation, as to which the date is December 05, 2024, expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Shenzhen, China

April 29, 2024, except for the restatement as to the effectiveness of internal control over financial reporting for the material weakness related to lack of sufficient US GAAP knowledge by financial reporting personnel regarding consolidated statements of cash flows classification and consolidated financial statements presentation, as to which the date is December 05, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

X Financial:

Opinion on Internal Control Over Financial Reporting

We have audited X Financial, its subsidiaries and variable interest entities’ (the “Company”) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes and financial statement Schedule I (collectively, the consolidated financial statements), and our report dated April 29, 2024, except for the restatement as to the effectiveness of internal control over financial reporting for the material weakness related to lack of sufficient US GAAP knowledge by financial reporting personnel regarding consolidated statements of cash flows classification and consolidated financial statements presentation, as to which the date is December 05, 2024, expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to lack of sufficient US GAAP knowledge by financial reporting personnel regarding consolidated statements of cash flows classification and consolidated financial statements presentation has been identified and included in management’s assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s annual report on internal control over financial reporting (Restated). Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ KPMG Huazhen LLP

Shenzhen, China

April 29, 2024, except for the restatement as to the effectiveness of internal control over financial reporting for the material weakness related to lack of sufficient US GAAP knowledge by financial reporting personnel regarding consolidated statements of cash flows classification and consolidated financial statements presentation, as to which the date is December 05, 2024.

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

No investor or institutional funding partner represented greater than 10% or more of the total net revenues for the years ended December 31, 2021, 2022 and 2023.

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

(ah)Allowance for credit losses

In June 2016, the Financial Accounting Standards Board (FASB) issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326). The ASU introduced a new credit loss methodology, the current expected credit losses (“CECL”) methodology, which requires earlier recognition of credit losses while also providing additional disclosure about credit risk. The Group adopted the ASU as of January 1, 2020, which resulted in an increase in the Group’s Allowance for credit losses (“ACL”) and a decrease to opening Retained earnings, net of deferred income taxes, at January 1, 2020. The financial guarantees provided for the Group’s off - balance sheet loans accounted for under ASC 460 are in the scope of ASC 326 and subject to the CECL methodology.

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