Form 20-F
period 2024-12-31
X Financial
filed 2025-04-25
CIK 1725033

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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

250,678,439 ordinary shares, comprised of 153,078,439 Class A ordinary shares, par value $0.0001 per share, and 97,600,000 Class B ordinary shares, par value $0.0001per share, as of December 31, 2024.

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

Yes ☐   No ☐

1The correction of an error in the previously issued financial statements included in this Form 20-F does not have an impact on the financial reporting measure and therefore, this box is unchecked.

i

INTRODUCTION

Unless otherwise indicated, in this annual report on Form 20-F, the following terms shall have the meaning set out below:

●	“active borrowers” refers to, for a specified period, borrowers who made at least one transaction during that period on our platform;
●	“ADSs” refers to American depositary shares, each of which represents six Class A ordinary shares, and “ADRs” refers to the American depositary receipts that may evidence ADSs;
●	“APR” or “annual percentage rate” refers to the percentage number represents the actual annualized cost of borrowing over the term of a loan. The APR for a type of our loan product equals to the annualized actual amount of total interests, guarantee service fees and insurance premium divided by total amount of loans we facilitated.
●	“Beijing WFOE” refers to our wholly-owned Chinese Mainland subsidiary, Xiaoying (Beijing) Information Technology Group Co., Ltd. (formerly known as Xiaoying (Beijing) Information Technology Co., Ltd.);
●	“Cayman Companies Act” refers to the Companies Act (As Revised) of the Cayman Islands, as amended;
●	“China” or “PRC” refers to the People’s Republic of China, including, Hong Kong and Macau;
●	“Class A ordinary shares” refers to our Class A ordinary shares, par value $0.0001 per share, carrying one vote per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares, par value $0.0001 per share, carrying 20 votes per share;
●	“institutional funding partners” refers to our institutional funding sources, including banks, consumer finance companies, trust companies and other institutions who funded the loans we facilitated to borrowers;
●	“insurance /guarantee protection” refers to credit insurance or guarantee services provided by insurance companies or financing guarantee companies in partnership with online finance platforms against the default of both the principal and interest;
●	“Chinese Mainland” means the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong, Macau and Taiwan;
●	“ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“PBOC CRC” refers to the credit reference center of the People’s Bank of China;
●	“PCAOB” refers to the Public Company Accounting Oversight Board;
●	“prime borrower” refers to an individual having sound credit history, who has credit records with PBOC CRC and usually no late payment record of over 60 days in the previous six months. In determining whether a prospective borrower is a prime borrower, we will review his or her credit history, along with our risk management review system;
●	“RMB” or “Renminbi” refers to the legal currency of Chinese Mainland;
●	“U.S. dollars,” “US$,” “$” or “dollars” refers to the legal currency of the United States;

●	“variable interest entities” or “VIEs” refer to Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd, or Beijing Ying Zhong Tong(VIE), Shenzhen Xiaoying Technology Co., Ltd., or Shenzhen Xiaoying(VIE), and Shenzhen Xintang Information Consulting Co., Ltd. or Shenzhen Xintang(VIE), and their subsidiaries, which are Chinese Mainland companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP due to our having effective control over, and our being the primary beneficiary of, such entity; and “affiliated entities” are to our VIE, the VIE’s direct subsidiaries under the Chinese Mainland laws;
●	“we,” “us,” “our company group,” “our,” or “X Financial” refers to X Financial, a Cayman Islands company, and unless the context requires otherwise, includes its predecessor entities, consolidated subsidiaries and VIEs; and

Our reporting currency is Renminbi because substantially all of our operations are conducted in Chinese Mainland and all of our revenues is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.2993 to US$1.00, the exchange rate in effect as of December 31, 2024, as set forth in the H.10 statistical release of the Federal Reserve Board published on January 6, 2025. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The Chinese Mainland government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

PART I

VIE Structure and Risks Relating to Our Corporate Structure

X Financial is a Cayman Islands holding company conducting its operations in Chinese Mainland through Beijing WFOE, a wholly-owned subsidiary of YZT (HK) Limited, Shenzhen Xiaoying Puhui Technology Co., Ltd., a wholly-owned subsidiary of Beijing WFOE (“Shenzhen Puhui”), Shenzhen Xiaoying Information Technology Group Co., Ltd. (“Shenzhen Xiaoying IT”), a wholly-owned subsidiary of Beijing WFOE, and the VIEs, including Shenzhen Xiaoying (VIE), Shenzhen Xintang (VIE), Beijing Ying Zhong Tong (VIE) and their subsidiaries. The Company has equity interests in Beijing WFOE, Shenzhen Puhui, and Shenzhen Xiaoying IT, however, neither the Company nor its subsidiaries own any share in the VIEs. Instead, the Company control and receive the economic benefits of the VIEs’ business operation through a series of contractual arrangements (the “VIE Agreements”). To comply with Chinese Mainland laws and regulations, the Company does not have an equity ownership interest in its VIEs but rely on the VIE Agreements with VIEs to control and operate their businesses. The VIE Agreements are designed to provide the Beijing WFOE, with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIEs, including absolute control rights and the rights to the assets, property, and revenues of the VIEs. As a result of these contractual arrangements, which have not been tested in a court of law in the Chinese Mainland, the assets and liabilities of the VIEs are treated as the Company’s assets and liabilities and the results of operations of the VIEs are treated in all aspects as if they were the results of the Company’s operations due to the satisfaction for consolidation of the VIEs under generally accepted accounting principles in the United States (“U.S. GAAP”). The Company is the primary beneficiary of the VIEs, and, therefore, consolidate the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. See “Item 4.C. Organizational Structure” for more information on these VIE Agreements.

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

The following diagram illustrates our corporate structure as of the date of this annual report. It omits certain entities that are immaterial to our results of operations, business and financial condition and also omits certain trusts and limited partnership enterprises we consolidate. The relationships between, on the one hand, each of Beijing Ying Zhong Tong (VIE), Shenzhen Xintang (VIE), and Shenzhen Xiaoying (VIE), and on the other hand, Beijing WFOE as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership. See “Risk Factors-Risks Relating to Our Corporate Structure” for more information.

(1)	In December 2017, Beijing WFOE acquired 100% of the equity interest held by Shenzhen Xiaoying (VIE) in Shenzhen Xiaoying Puhui Technology Co., Ltd. and Shenzhen Xiaoying Information Technology Group Co., Ltd.
(2)	Mr. Yue (Justin) Tang and entities controlled by Mr. Yue (Justin) Tang hold 42.9838% and 57.0162% of equity interest in Shenzhen Xiaoying, respectively.
(3)	Shenzhen Lelebu holds 100% equity interest in Shenzhen Xintang (VIE).
(4)	Mr. Yue (Justin) Tang and Mrs. Jing Sun holds 51% and 49% of the equity interest in Beijing Ying Zhong Tong (VIE), respectively.

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

On September 30, 2024, the State Council of China published the Regulations on Network Data Security Administration, which took effect on January 1, 2025. The Regulations on Network Data Security Administration provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant cyberspace administration of the PRC. Network data processing activities refers to the collection, retention, use, processing, transmission, provision, disclosure, deletion, and other activities of network data. Network data processing activities refers to the collection, retention, use, processing, transmission, provision, disclosure, deletion, and other activities of network data.

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

On July 6, 2021, the relevant Chinese Mainland governmental authorities published the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions require the relevant regulators to coordinate and accelerate amendments of legislation on the confidentiality and archive management related to overseas issuance and listing of securities, and to improve the legislation on data security, cross-border data flow and management of confidential information. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by Chinese Mainland-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by Chinese Mainland-based overseas-listed companies. As these opinions were recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from the CSRC or any other Chinese Mainland government authorities. Based on the foregoing and the currently effective Chinese Mainland laws, we are of the view that, as of the date of this annual report, these opinions do not have a material adverse impact on our business.

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

On February 24, 2023, the CSRC, Ministry of Finance of the Chinese Mainland, National Administration of State Secrets Protection and National Archives Administration of Chinese Mainland promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which took effect on March 31, 2023. Pursuant to the Archives Rules, Chinese Mainland domestic companies that seek overseas offering and listing shall strictly abide by applicable laws and regulations of the Chinese Mainland and the Archives Rules, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Furthermore, a Chinese Mainland domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, a Chinese Mainland domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Archives Rules also stipulate that a Chinese Mainland domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations. However, given that the Archives Rules was recently promulgated, there are substantial uncertainties as to the implementation and interpretation, and we cannot predict the impact of the Trial Measures and the Archives Rules on us, including but not limited to the maintenance of the listing status of our ADSs and/or other securities, or any of our future offerings of securities overseas at this stage.

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

Financial Information Related to the Consolidated VIEs, Trusts and Partnerships

The following tables present condensed consolidated financial statements for the Company, the consolidated VIEs, Trusts and Partnerships, subsidiaries, and any eliminating adjustments. The statements depict the financial position as of December 31, 2022, 2023, and 2024, and the results of operations and cash flows for fiscal years 2022, 2023, and 2024.

Selected Consolidated Statement of Balance Sheet Data

	As of December 31, 2022					As of December 31, 2023					As of December 31, 2024
		Consolidated					Consolidated					Consolidated
		VIEs,					VIEs,					VIEs,
	The	Trusts and			Group	The	Trusts and			Group	The	Trusts and			Group
	Company	Partnerships	Subsidiaries	Eliminations	Consolidated	Company	Partnerships	Subsidiaries	Eliminations	Consolidated	Company	Partnerships	Subsidiaries	Eliminations	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in thousands)					(in thousands)					(in thousands)
Cash and cash equivalents	14,280	116,524	471,467	—	602,271	1,202	295,278	898,872	—	1,195,352	1,360	180,684	802,567	—	984,611
Restricted cash, net	—	403,439	1,250	—	404,689	—	716,870	32,200	—	749,070	—	532,604	144,189	—	676,793
Accounts receivable and contract assets, net	—	65,290	1,096,622	—	1,161,912	—	83,535	1,576,053	—	1,659,588	—	74,751	1,954,799	—	2,029,550
Loans receivable from Xiaoying Credit Loans and other loans, net	—	3,777,595	32,798	—	3,810,393	—	4,876,731	71,102	—	4,947,833	—	4,775,127	53,190	—	4,828,317
Loan receivable from Xiaoying Housing Loans, net	—	10,061	—	—	10,061	—	8,657	—	—	8,657	—	—	—	—	—
Loans at fair value	—	120,280	—	—	120,280	—	—	—	—	—	—	—	—	—	—
Deposits to institutional cooperators, net	—	—	1,770,317	—	1,770,317	—	—	1,702,472	—	1,702,472	—	—	1,958,297	—	1,958,297
Prepaid expenses and other current assets	426	53,328	17,328	—	71,082	411	25,281	23,076	—	48,768	391	19,491	14,196	—	34,078
Deferred tax assets, net	—	2,277	86,151	—	88,428	—	118,587	17,371	—	135,958	—	174,396	23,317	—	197,713
Long-term investments	—	495,995	—	—	495,995	—	493,411	—	—	493,411	—	498,038	—	—	498,038
Financial investments	—	—	192,620	—	192,620	—	—	608,198	—	608,198	—	33,428	480,048	—	513,476
Property and equipment, net	—	605	5,256	—	5,861	—	1,055	7,588	—	8,643	—	1,138	14,695	—	15,833
Intangible assets, net	—	28,712	7,838	—	36,550	—	28,153	8,657	—	36,810	—	27,706	8,887	—	36,593
Other non-current assets	—	2,470	64,734	—	67,204	—	23	55,242	—	55,265	—	22	44,929	—	44,951
Financial guarantee derivative	—	—	—	—	—	—	—	—	—	—	—	—	1,038	—	1,038
Intercompany receivables	1,024,112	4,470,491	6,046,377	(11,540,980)	—	1,047,722	6,084,772	4,207,837	(11,340,331)	—	910,228	3,511,778	4,438,533	(8,860,539)	—
Investments in Consolidated VIEs, Trusts and Partnerships and subsidiaries	3,717,374	2,299,383	3,492,373	(9,509,130)	—	4,857,620	2,331,412	4,600,589	(11,789,621)	—	6,286,783	2,487,967	5,873,197	(14,647,947)	—
Total Assets	4,756,192	11,846,450	13,285,131	(21,050,110)	8,837,663	5,906,955	15,063,765	13,809,257	(23,129,952)	11,650,025	7,198,762	12,317,130	15,811,882	(23,508,486)	11,819,288

	As of December 31, 2022					As of December 31, 2023					As of December 31, 2024
		Consolidated					Consolidated					Consolidated
		VIEs,					VIEs,					VIEs,
	The	Trusts and			Group	The	Trusts and			Group	The	Trusts and			Group
	Company	Partnerships	Subsidiaries	Eliminations	Consolidated	Company	Partnerships	Subsidiaries	Eliminations	Consolidated	Company	Partnerships	Subsidiaries	Eliminations	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in thousands)					(in thousands)
Payable to investors and institutional funding partners at amortized cost	—	2,627,910	—	—	2,627,910	—	3,584,041	—	—	3,584,041	—	2,184,086	—	—	2,184,086
Payable to investors at fair value	—	141,289	—	—	141,289	—	—	—	—	—	—	—	—	—	—
Guarantee liabilities	—	—	—	—	—	—	—	61,907	—	61,907	—	—	187,641	—	187,641
Financial guarantee derivative	—	107,890	—	—	107,890	—	—	—	—	—	—	—	—	—	—
Deferred guarantee income	—	—	—	—	—	—	—	46,597	—	46,597	—	—	164,725	—	164,725
Short-term borrowings	—	20,000	50,209	—	70,209	—	320,000	245,000	—	565,000	—	10,000	318,500	—	328,500
Accrued payroll and welfare	—	12,047	51,634	—	63,681	—	15,011	71,760	—	86,771	—	18,482	76,235	—	94,717
Other taxes payable	—	123,106	132,585	—	255,691	—	126,901	162,920	—	289,821	—	119,684	160,309	—	279,993
Income taxes payable (receivable)	—	(1,872)	271,960	—	270,088	—	28,267	418,233	—	446,500	—	174,426	417,065	—	591,491
Deposit payable to channel cooperators	—	—	19,700	—	19,700	—	—	19,700	—	19,700	—	—	12,016	—	12,016
Dividend payable	—	—	—	—	—	59,226	—	—	—	59,226	—	—	—	—	—
Accrued expenses and other current liabilities	2,938	102,150	370,948	—	476,036	605	69,990	505,132	—	575,727	245,607	94,826	589,057	—	929,490
Other non-current liabilities	—	1,937	49,256	—	51,193	—	—	37,571	—	37,571	—	—	27,516	—	27,516
Deferred tax liabilities	—	—	722	—	722	—	—	30,040	—	30,040	—	643	65,316	—	65,959
Intercompany payables	—	5,424,862	6,116,118	(11,540,980)	—	—	7,411,124	3,929,207	(11,340,331)	—	—	5,639,171	3,221,368	(8,860,539)	—
Total Liability	2,938	8,559,319	7,063,132	(11,540,980)	4,084,409	59,831	11,555,334	5,528,067	(11,340,331)	5,802,901	245,607	8,241,318	5,239,748	(8,860,539)	4,866,134
Total shareholder’s equity	4,753,254	3,287,131	6,221,999	(9,509,130)	4,753,254	5,847,124	3,508,431	8,281,190	(11,789,621)	5,847,124	6,953,155	4,075,812	10,572,134	(14,647,947)	6,953,154

Selected Consolidated Statement of Comprehensive Income Data

	Year ended December 31, 2022					Year ended of December 31, 2023					Year ended December 31, 2024
		Consolidated					Consolidated					Consolidated
		VIEs,					VIEs,					VIEs,
	The	Trusts and			Group	The	Trusts and			Group	The	Trusts and			Group
	Company	Partnerships	Subsidiaries	Eliminations	Consolidated	Company	Partnerships	Subsidiaries	Eliminations	Consolidated	Company	Partnerships	Subsidiaries	Eliminations	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in thousands)					(in thousands)					(in thousands)
Total net revenue	—	1,350,810	2,212,140	—	3,562,950	—	1,500,275	3,314,609	—	4,814,884	—	1,809,619	4,062,163	—	5,871,782
Intercompany revenues	—	61,267	857,646	(918,913)	—	—	59,711	1,131,338	(1,191,049)	—	—	76,661	544,729	(621,390)	—
Origination and servicing, general and administrative and sales and marketing expenses	(8,739)	(330,622)	(1,974,353)	—	(2,313,714)	(5,899)	(816,332)	(2,246,668)	—	(3,068,899)	(7,503)	(896,578)	(2,592,463)	—	(3,496,544)
Intercompany costs	—	(492,732)	(426,181)	918,913	—	—	(465,773)	(725,276)	1,191,049	—	—	(544,070)	(77,320)	621,390	—
Net income	811,996	306,566	511,016	(817,582)	811,996	1,186,794	32,028	1,158,470	(1,190,498)	1,186,794	1,539,906	156,556	1,390,946	(1,547,502)	1,539,906

The following table presents the roll-forward of investments in our consolidated VIEs, Trusts and Partnership and subsidiaries in FY 2022, FY 2023 and FY 2024.

Investments in
Consolidated VIEs,
Trusts and Partnerships
and subsidiaries
RMB in thousands
Balance as of December 31, 2021	2,899,792
Equity in earnings of the Consolidated VIEs, Trusts and Partnerships	738,032
Equity in earnings of subsidiaries	79,550
Balance as of December 31, 2022	3,717,374
Equity in earnings of the Consolidated VIEs, Trusts and Partnerships	438,091
Equity in earnings of subsidiaries	752,407
Dividend distributed from subsidiaries	(50,252)
Balance as of December 31, 2023	4,857,620
Equity in earnings of the Consolidated VIEs, Trusts and Partnerships	623,965
Equity in earnings of subsidiaries	923,537
Dividend distributed from subsidiaries	(118,339)
Balance as of December 31, 2024	6,286,783

		Consolidated
		VIEs,
	The	Trusts and
	Company	Partnerships	Subsidiaries
Amount due from (due to) Consolidated VIEs, Trusts and Partnerships and subsidiaries	RMB in thousands	RMB in thousands	RMB in thousands
Balance as of December 31, 2021	1,077,449	(1,443,237)	365,788
The Company transferred to the subsidiaries	(164,708)	—	164,708
The Consolidated VIEs, Trusts and Partnerships transferred to the subsidiaries	—	277,495	(277,495)
Intercompany transactions	23,157	211,371	(234,528)
Impact of foreign exchange rate	88,214	—	(88,214)
Balance as of December 31, 2022	1,024,112	(954,371)	(69,741)
The Company transferred to the subsidiaries	(74,702)	—	74,702
The Consolidated VIEs, Trusts and Partnerships transferred to the subsidiaries	—	1,171,533	(1,171,533)
	—	(1,460,639)	1,460,639
Intercompany transactions	(741)	(82,875)	83,616
Impact of foreign exchange rate	99,053	—	(99,053)
Balance as of December 31, 2023	1,047,722	(1,326,352)	278,630
The Company transferred to the subsidiaries	(188,679)	—	188,679
The Consolidated VIEs, Trusts and Partnerships transferred to the subsidiaries	—	1,199,360	(1,199,360)
The subsidiaries transferred to Consolidated VIEs, Trusts and Partnerships	—	(1,881,194)	1,881,194
Intercompany transactions	(491)	(119,207)	119,698
Impact of foreign exchange rate	51,676	—	(51,676)
Balance as of December 31, 2024	910,228	(2,127,393)	1,217,165

Transfers of Cash through Our Organizations

X Financial is a holding company with no operations of its own. We conduct our operations in Chinese Mainland primarily through our subsidiaries and the consolidated VIEs and their respective subsidiaries in Chinese Mainland. As a result, although other means are available for us to obtain financing at the holding company level, X Financial’s ability to pay dividends to its shareholders and to service any debt it may incur may depend upon dividends paid by our Chinese Mainland subsidiaries and service fees paid by the consolidated VIEs in Chinese Mainland. If any of our Chinese Mainland subsidiaries or the consolidated VIEs incurs debt on its own behalf in the future, the instruments governing such debt may restrict our Chinese Mainland subsidiaries’ ability to pay dividends to X Financial or the consolidated VIEs’ ability to pay service fees. In addition, our Chinese Mainland subsidiaries are permitted to pay dividends to X Financial only out of their retained earnings, if any, as determined in accordance with Chinese Mainland accounting standards and regulations. Further, our Chinese Mainland subsidiaries and the consolidated VIEs are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

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

The following table presents the cash flows among the Company, its subsidiaries, and the Consolidated VIEs, Trusts and Partnerships in FY 2022, FY 2023 and FY 2024.

	FY 2022	FY 2023	FY 2024
	RMB in thousands	RMB in thousands	RMB in thousands
Cash transferred from the Company to the subsidiaries for financing purposes	—	—	—
Cash transferred from the subsidiaries to the Company for financing purposes	164,708	74,702	188,679
Cash transferred from the Consolidated VIEs, Trusts and Partnerships to the subsidiaries for financing purposes	277,495	1,171,533	1,199,360
Cash transferred from the subsidiaries to the Consolidated VIEs, Trusts and Partnerships for financing purposes	—	1,460,639	1,881,194
Cash paid from Consolidated VIEs, Trusts and Partnerships to subsidiaries for loan transferred under intermediary model	5,724,937	5,850,809	5,637,757
Cash paid by subsidiaries to invest in Consolidated VIEs, Trusts and Partnerships	227,445	217,176	774,713
Cash contribution from Consolidated VIEs, Trusts and Partnerships to subsidiaries	346,937	514,547	699,258
Service fees collected by subsidiaries from borrowers indirectly through Consolidated VIEs, Trusts and Partnerships	133,300	47,966	—

For the years ended December 31, 2022, 2023 and 2024, dividends paid to U.S. investors were nil, US$8.3 million and US$16.5 million, respectively.

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

On March 26, 2024, pursuant to the semi-annual dividend policy, our board approved the declaration and payment of a semi-annual dividend of US$0.17 per ADS.

On August 21, 2024, pursuant to the semi-annual dividend policy, our board has approved the declaration and payment of a semi-annual dividend of US$0.17 per ADS.

On March 19, 2025, pursuant to the semi-annual dividend policy, our board has approved the declaration and payment of a semi-annual dividend of US$0.25 per ADS.

In 2022, we repurchased an aggregate of approximately 48.1 million Class A ordinary shares, of which about 1.6 million Class A ordinary shares were in the forms of ADSs, with a total consideration of approximately US$21.1 million.

In 2023, we repurchased an aggregate of approximately 5.0 million Class A ordinary shares in the forms of ADSs, with a total consideration of approximately US$3.5 million.

In 2024, we repurchased an aggregate of approximately 52.2 million Class A ordinary shares, of which about 50.5 million Class A ordinary shares were in the forms of ADSs, with a total consideration of approximately US$59.5 million.

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

According to the Guidelines on Further Strengthening and Regulating Pilot Access and Auditing of Microcredit Companies (Trial) issued by Shenzhen Financial Services Office in April 2013, or the Trial Guidelines on Microcredit Companies, the Shenzhen financial regulatory authority temporarily restricts funders or related parties that are certain kinds of companies including, among others, financing guarantee companies, pawn investment companies or real estate development companies from establishing the online microcredit business. Shenzhen Xiaoying Technology Co., Ltd. (“Shenzhen Xiaoying (VIE)”), one of our VIEs, has obtained a letter from the Local Financial Regulatory Bureau of Shenzhen Municipality on May 12, 2021, stating the approval of the business qualification of Shenzhen Xiaoying Microcredit Co., Ltd. (“Xiaoying Microcredit (VIE)”), a wholly-owned subsidiary of Shenzhen Xiaoying (VIE), for the microcredit business in Chinese Mainland. One of our Chinese Mainland subsidiaries, Tianjin Yuexin holds the financing guarantee license and started the financing guarantee business in 2023. However, it is uncertain whether the Trial Guidelines on Microcredit Companies restricts financing guarantee companies outside Shenzhen from establishing the online microcredit business as funders or related parties and it’s also unclear about the Shenzhen financial regulatory authority’s current attitude on temporary restrictions imposed by the Trial Guidelines on Microcredit Companies. As a result, it is unclear how Tianjin Yuexin’s financing guarantee business will affect the online microcredit business of Xiaoying Microcredit (VIE). As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from the Shenzhen financial regulatory authority.

Besides, the approved microcredit business qualification is subject to annual onsite inspections. We have started our microcredit business in July 2021. However, since the regulatory regime and practice with respect to network microcredit companies are evolving in recent years and subject to uncertainties, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Microcredit Business,” we cannot assure you that we would not be subject to any rectification requirements or administrative penalties due to any non-compliance, nor can we assure you that we will be able to satisfy rectification requirements, if any, and maintain such license or renew the license.

Further, pursuant to Regulations on Local Financial Supervision and Administration (Draft for Public Comments), or the Draft Local Financial Supervision and Administration Regulation promulgated on December 31, 2021, “Local Financial Organizations” refers to microcredit companies, financing guarantee companies, regional equity markets, pawn shops, financial leasing companies, commercial factoring companies, local asset management companies, and other institutions engaged in local financial business that are supervised and managed by laws, administrative regulations, and provincial-level people’s governments authorized by the State Council. The Draft Local Financial Supervision and Administration Regulation specify that provincial governments shall perform their duties of supervision, management, and risk disposal of local financial organizations, and no individual or entity shall set up Local Financial Organizations without prior approval. The merger, division, reduction of registered capital, change of the business scope or operating area, the change of the shareholders holding more than 5% of its equity interests, as well as change of the actual controller of the Local Financial Organization shall be subject to the approval of the provincial local financial supervision and management department. Also, Local Financial Organization shall make filings to provincial local financial supervision and management department for setting up branches within the provincial administrative region, changing the name or address of business, increasing the registered capital, changing the directors, supervisors and senior management personnel. Penalties such as fines or criminal liability may be imposed if the Local Financial Organizations fail to comply with the Draft Local Financial Supervision and Administration Regulation. Both of the Draft Interim Administrative Measures and the Draft Local Financial Supervision and Administration Regulation were released for public comment only, there remains substantial uncertainty regarding the Draft Interim Administrative Measures and the Draft Local Financial Supervision and Administration Regulation, including with respect to their final content, adoption timeline or effective date. If we were considered that we have engaged in the online microcredit business and the Draft Interim Administrative Measures and the Draft Local Financial Supervision and Administration Regulation were issued, we may be subject to various regulatory restriction which may adversely affect our business operations. We cannot assure you that Xiaoying Microcredit (VIE) will be able to maintain or renew its business qualification for microcredit business if the draft measures are implemented. Although we believe that Xiaoying Microcredit (VIE) is only a supplementary funding source and we do not intend to rely on it as a major source for funding, if we need to obtain funding through Xiaoying Microcredit (VIE) but are unable to maintain or renew the business qualification for microcredit business, or to obtain any other requisite approvals, licenses or permits, our business, financial condition and results of operations would be materially and adversely affected.

On January 17, 2025, the State Financial Supervision and Administration Bureau published the Interim Measures for the Supervision and Administration of Microcredit Companies, or the Interim Measures for Microcredit Companies. The Interim Measures for Microcredit Companies impose a range of requirements for microcredit companies engaging in cooperative lending arrangements with third-party institutions, including restrictions on business outsourcing, cross-regional operations, and joint lending contribution ratios. Microcredit companies must achieve full compliance with the Interim Measures for Microcredit Companies within the transition period stipulated by local financial regulatory authorities, which shall not exceed two years. Since the Interim Measures for Microcredit Companies is newly adopted, it cannot be concluded on how it will be interpreted and implemented by the relevant PRC governmental authorities and to what extent it will affect our operations. Given the evolving regulatory environment, there is uncertainty as to how the requirements in the Draft Interim Administrative Measures, the Draft Local Financial Supervision and Administration Regulation, or the Interim Measures for Microcredit Companies will be interpreted and implemented. To the extent that we are not able to fully comply with the requirements, our business, financial condition and results of operations may be materially and adversely affected. We will continuously make adjustments in our business to comply with evolving regulatory requirements, but we are unable to predict with certainty the impact, if any, that future legislation, or regulations relating to the online microcredit business industry will have on our business, financial condition and results of operations.

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

Shenzhen Xiaoying (VIE) has obtained a letter from the Local Financial Regulatory Bureau of Shenzhen Municipality on May 12, 2021, stating the approval of the business qualification of Xiaoying Microcredit (VIE), a wholly-owned subsidiary of Shenzhen Xiaoying (VIE), for the microcredit business in Chinese Mainland. Since the loans provided by Xiaoying Microcredit (VIE) is our own capital, defaults by our borrowers may have material adverse effect on our financial operation. As of December 31, 2024, 3.8% of our outstanding loans is issued by Xiaoying Microcredit (VIE) through our own capital. As of December 31, 2024, 82.8% of the outstanding loan balance issued by Xiaoying Microcredit (VIE) was unsecured by external insurance or guarantees. Consequently, our financial operations may be subject to material adverse effects in the event of borrower defaults.

We have a limited operating history in a new and evolving market, which makes it difficult to evaluate our future prospects.

We started to facilitate investment products to individual investors in Chinese Mainland in August 2014 and commenced our loan facilitation business in July 2015 and thus have a limited operating history. However, the market is still evolving, and our attempts to grow our business may make it difficult to evaluate our future prospects. We seek to expand the base of prospective borrowers that we serve, which may result in higher delinquency rates of transactions facilitated by us. The delinquency rate for all outstanding loans on our platform that were 31-60 days past due decreased from 1.57% as of December 31, 2023, to 1.17% as of December 31, 2024. In addition, our ability to continuously attract low-cost funding sources is also critical to our business, as our primary funding source is our institutional funding partners. As our business develops or in response to competition and regulation, we may continue to introduce new loan products, make adjustments to our existing loan products and our proprietary credit assessment model, or make adjustments to our business operation in general. For example, our product mix changed since our launch of Xiaoying Card Loan in December 2016. In 2016, 0.9% of our total loan facilitation amount were Xiaoying Card Loan, while in 2022, 2023 and 2024, such proportion was 99.8%, 100%, and 100%, respectively. Furthermore, in May 2021, we obtained a network microcredit license from the Local Financial Regulatory Bureau of Shenzhen Municipality and started online microcredit business in July 2021 by providing loans funded from own capital. Any significant change to our business model not achieving expected results may have a material adverse impact on our financial condition and results of operations. Our historical financials during the limited operating history are not indicative of our future trends. As a result, it is difficult to effectively assess our future prospects.

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

Our revenue primarily comes from service fees associated with the loans we facilitate. These fees are collected in two main ways: indirectly from guarantee companies, Tianjin Yuexin (our subsidiary) or external financial institutions, and directly from some institutional funding partners. In 2023, one of our Chinese Mainland subsidiaries, Tianjin Yuexin that holds the financing guarantee license, started the financing guarantee business. See “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with Financial Institutional Cooperators.”

The level of these service fees is critical to our financial performance. Any material decrease in our service fees would have a substantial impact on our revenues and profitability. In the event that the amount of service fees we collect from borrowers or institutional funding partners for loans we facilitate decrease significantly in the future, our business, financial condition and results of operations will be harmed. The level of service fees we collect from borrowers or institutional funding partners may also be affected by a variety of factors, including our borrowers’ creditworthiness and ability to repay, the competitive landscape of our industry, our access to funding sources of loans we facilitate and regulatory requirements. Our service fees may also be affected by changes in our product and service mix and changes to our borrower engagement initiatives. Our competitors may also offer more attractive fees, which may require us to reduce our service fees to compete effectively. Certain consumer financing solutions offered by traditional financial institutions may provide lower fees than our service fees. Although we do not believe such consumer financing solutions currently compete with our products or target the same underserved consumers in Chinese Mainland, such traditional financial institutions may decide to do so in the future, which may have a material adverse effect as to the service fees that we will be able to charge borrowers or institutional funding partners. Our service fees may also be affected by regulatory restrictions applied to our institutional funding partners. In August 2021, it was reported that some consumer finance companies received window guidance from regulators to keep the interest rate on personal loans within 24%. As the funding for loans we facilitated are partly provided by those institutional funding partners, the service fees we charge borrowers or institutional funding partners may be further affected.

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

Calculating the annualized fee rate using simple interest based on the ratio from all loan fees charged to the borrower to the principal amount of the loan actually occupied by the borrower, none of the loans we provided or facilitated in 2024 had an annualized fee rate in excess of 36%. We do not believe that our current service fees and various other fees charged from our borrowers violate these provisions. However, due to the lack of the specific and clear regulatory guidance on the loan interest ceiling and the calculation method, if our current fee level is deemed to be excessive or constitutes usurious loans under any existing or future relevant Chinese Mainland laws, regulations and rules, parts or all of the fees we collected may be ruled as invalid by the Chinese Mainland courts, and we may face, among others, regulatory warning, correction order, or be required to reduce the fees and annual interest rate we charge our borrowers. In addition, any future changes on annualized fee rate ceiling may affect our profitability. If such situations were to occur, our business, financial condition, results of operations and prospects would be materially and adversely affected.

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

In our current cooperation with financial institutions, we would directly provide financial institutions with the personal information of our users on our platform, including basic user information (such as name, age, etc.) and loan-related information (such as loan purpose, annual income, etc.), which may be deemed as credit information under the Credit Information Services Measures. As of the date of this annual report, we have not obtained personal credit information organization license, and our direct provision of such users’ personal information to financial institutions may not be permitted. However, our consolidated VIE, Shenzhen Xiaoying Microcredit Co., Ltd. (“Xiaoying Microcredit (VIE)”), and our subsidiary, Tianjin Yuexin, are officially connected to the credit reference system of PBOC CRC and report business information relating to individual credit loan services. Further, we have been collaborating closely with PuDao Credit Information Co., Ltd., a licensed personal credit information institution, to execute a plan that complies with the new regulation. We have entered into a collaboration agreement and a service agreement and have implemented a built-in data interfacing technology within our internal system to establish a connection with the PuDao Credit Information Co., Ltd.’s independent data domain. Meanwhile, as the Credit Information Services Measures has no specific implementation rules, we are not sure how it will be interpreted and implemented and whether it will have an adverse impact on our business. Even if we made efforts and adjustments to comply with the evolving regulatory requirements, we cannot assure you that we are in full compliance with all of the relevant requirements and regulations as neither clear guidance nor implementation rules with regard to the Measures for Credit Reporting Business has been issued and the acceptance criteria of the regulators are uncertain. We will closely monitor the regulatory requirements and adjust the applicable measures in timely manner to ensure compliance. As of the date of this annual report, we have not been subject to any penalties from the PBOC or any of its branches related to our cooperation with the institutional funding partners.

If we are unable to maintain or increase the amount of loans we facilitate or if we are unable to retain existing borrowers or attract new borrowers, our business and results of operations will be adversely affected.

The amount of loans facilitated through our platform was RMB73,655 million in 2022, RMB 105,557million in 2023 and 104,889 million in 2024. To maintain and increase the amount of loans we facilitate, we must continue to engage our existing borrowers and attract new borrowers, which may be affected by several factors, including our brand recognition and reputation, our products and services offered, our efficiency in engaging prospective borrowers, our ability to convert registered users to borrowers, the effectiveness of our credit analysis and risk management system, our ability to secure sufficient and cost-efficient funding, the service fees we charge borrowers, our borrower experience, the Chinese Mainland regulatory environment governing our industry and the macroeconomic environment. For example, although we do not believe any of the loan products we currently facilitate is explicitly prohibited in accordance with the requirements under Circular 141 and Circular 57, we have taken rectification measures, including adjusting the annualized fee rates not to exceed 36% and ceasing deducting service fees from a loan principal in advance, to better comply with the applicable requirements.

In addition, as of December 31, 2024, we collaborated with 58 partners to obtain borrowers for our various loan products. In 2023 and 2024, approximately 80.4% and 79.8% of our active borrowers for Xiaoying Card Loan were engaged through our channel partners. If these channels become less effective or less efficient, or if we are unable to continue to use these channels or work with less channel partners, or if we cannot expand our business partner base or work with more business partners, we may not be able to acquire and engage new and existing borrowers efficiently. In addition, we may also impose more stringent borrower qualifications to ensure the quality of the loans we facilitate, which may negatively affect the amount of loans we facilitate. If we are unable to attract borrowers or if borrowers do not continue to use our products and services, we may be unable to increase our amount of loans facilitated and corresponding revenues, and our business and results of operations may be materially and adversely affected.

We face risks related to natural disasters, public health emergencies, epidemic, pandemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to severe interruptions, breakdowns, system failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide our products and services. Our business could also be adversely affected by the effects of diseases, including Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, COVID-19 or other epidemics. For example, the outbreak of coronavirus, or COVID-19, had caused us to take specific precautionary measures intended to minimize the risks of COVID-19 to our employees, users, business partners and our borrowers, including temporarily requiring our employees to work remotely and canceling or postponing sponsored offline events and activities, thus compromising our efficiency and productivity during such periods, and requiring us to incur additional costs, slow down our branding and marketing efforts, and resulting in short-term fluctuations in our results of operations. China began to modify its COVID-19 policy in late 2022, and most of the travel and other public health restrictions were lifted in December 2022. There were increases of COVID-19 cases in many cities in China during this time, which disrupted normal business activities in early 2023. Should a global health crisis like COVID-19 happen again, it could harm economies and financial markets worldwide and reduce demand for our services, which may in turn have a material adverse effect on our business, financial condition and results of operations.

If the provision of services by financial institutional cooperators, such as insurance companies and financing guarantee companies, becomes limited, restricted, or is rendered less effective or more expensive, our business may be materially and adversely affected.

91.5% of our outstanding loans were covered by external financial institutional cooperators as of December 31, 2024. We collaborate with various external financing guarantee companies and insurance companies who provide guarantee/insurance services to protect institutional funding partners from losses. See “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with Financial Institutional Cooperators.” Although we have entered into a series of agreements relating to our ongoing business cooperation and service arrangement with our financial institutional cooperators, we cannot assure you that the provisions of services provided by such financial institutional cooperators will be renewed upon expiration of the agreements or continue to remain at the same level or on more favorable terms in the future. If any of such financial institutional cooperators ceases business collaboration with us, it may adversely affect our relationship with our users and institutional funding partners.

The protections offered by our financial institutional cooperators on our loan products significantly enhance the confidence of our institutional funding partners. We cooperated with Shenzhen Xintang (VIE) to provide guarantees for certain loan products that we facilitate in the past. Shenzhen Xintang (VIE) did not renew its financing guarantee license in 2022. We settled the remaining business of Shenzhen Xintang (VIE) in the first quarter of 2023. Shenzhen Xintang (VIE) no longer guarantees any loan products, and in 2023, one of our Chinese Mainland subsidiaries, Tianjin Yuexin started the financing guarantee business. See “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with Financial Institutional Cooperators.” We cannot assure you that new arrangements would be perceived by them, which may have adverse impact on our business operations. If our financial institutional cooperators cease business collaboration with us, it may adversely affect our relationship with our institutional funding partners, who view on the protection offered by our financial institutional cooperators with importance.

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

We have cooperated with insurance companies to develop Credit and Guarantee Insurance products to secure insurance protection for the loans we facilitated. While our cooperation with these insurance companies has decreased, if the remaining Credit and Guarantee Insurance business cannot continue on the same terms or if we need to pay more for such insurance, it could impact our ability to secure sufficient coverage for our loan products and may negatively affect our business and financial condition. Our cooperation model with Institutional Funding Partners may be deemed to operate financing guarantee business by the Chinese Mainland regulatory authorities.

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

Our institutional funding partners may experience losses due to borrower defaults. The delinquency rate for all outstanding loans on our platform that were 31-60 days past due decreased from 1.57% as of December 31, 2023, to 1.17% as of December 31, 2024.

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

In 2023, one of our Chinese Mainland subsidiaries, Tianjin Yuexin that holds the financing guarantee license, started the financing guarantee business. Tianjin Yuexin built a new business model by collaboration with external financing guarantee companies, where Tianjin Yuexin assumes 20% of the guarantee liability, and the external financing guarantee company assumes 80% of the guarantee liability. Under this business model, Tianjin Yuexin is directly obligated to pay up to 20% of the defaulted principal and interest to our institutional funding partners and has no obligation to pay the portion guaranteed by the external financing guarantee company. However, if widespread defaults were to occur, institutional funding partners may cease business collaboration with Yuexin. In 2024, Tianjin Yuexin introduced a new business model involving collaborations with external financing guarantee companies. This new arrangement specifically requires Tianjin Yuexin to make payments, up to a pre-agreed cap, to reimburse external financing guarantee companies for a pre-determined portion of borrower payment defaults and the guarantee fee amount that was not collected due to prepayments. Under this business model, Tianjin Yuexin has no obligation to pay to the institutional funding partners. When the delinquency rates of our loan products increase, we may also need to increase the guarantee fees that we charge new borrowers. In the event we are not able to raise the APR to capture such increase in guarantee fees, our results of operations would be adversely affected. See “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with Financial Institutional Cooperators —Credit Insurance and Guarantee Services” for more details. Therefore, if we are unable to maintain low delinquency rates for transactions we facilitated, our business and results of operations may be materially and adversely affected.

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

We are an intermediary that connecting institutional funding partners with individual borrowers. Under the PRC Civil Code, an intermediary that intentionally conceals any material information or provides false information in connection with the conclusion of an intermediation contract, which results in harm to the client’s interests may not claim for any service fee for its intermediary services, and is liable for any damage incurred by the client. Therefore, if we fail to provide true and accurate information to institutional funding partners in time and in full, and are found to be at fault for failure or deemed failure to exercise proper care, or to conduct adequate information verification or supervision, we could be subject to liabilities as an intermediary under the PRC Civil Code. We do not conceal any material information and intentionally provide false information to institutional funding partners. In addition, we also leverage a large database of past fraud accounts information and rule-based detection technology in detecting fraudulent behaviors. Based on new data collected and fraudulent behaviors detected during our daily business operations, we update our database on a monthly basis. Although we believe that we should not bear the credit risk for institutional funding partners as long as we take reasonable measures to detect fraudulent behaviors, we cannot assure you that we would not be subject to any liabilities if we fail to detect any fraudulent behavior. If that were to occur, our results of operations and financial condition could be materially and adversely affected.

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

In our current operation model, certain loans are initially advanced by unaffiliated third parties who will subsequently transfer such loans to our wholly-owned subsidiary. Such wholly-owned subsidiary, as the intermediary, will then transfer such loans to partnerships in which we serve as the general partner. While we do not believe that such acquired loans from existing lenders are prohibited under the Interim Measures, we cannot assure you that such practice would not be deemed by the Chinese Mainland authorities as illegal provision of loans to the general public or illegally granting loans without the PBOC’s permit, which are prohibited by relevant Chinese Mainland laws and regulations. If such practices were found to violate the Interim Measures or other relevant Chinese Mainland laws and regulations, we might be subject to fines, penalties or other liabilities, which could materially and adversely affect our business, financial condition and prospects.

We have obtained a letter from the Local Financial Regulatory Bureau of Shenzhen Municipality on May 12, 2021, stating the approval of the business qualification of Xiaoying Microcredit (VIE) for microcredit business from the relevant local authority and have started our microcredit business in July 2021. As of December 31, 2024, 3.8% of our outstanding loans is funded by our own capital. However, since the regulatory regime and practice with respect to network microcredit companies are evolving in recent years and subject to uncertainties, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Microcredit Business,” we cannot assure you that we would not be subject to any rectification requirements or administrative penalties due to any non-compliance, nor can we assure you that we will be able to satisfy rectification requirements, if any, and maintain such license or renew the license. For example, on January 17, 2025, the State Financial Supervision and Administration Bureau published the Interim Measures for Microcredit Companies. The Interim Measures for Microcredit Companies provides that: (i) permissible business activities for microcredit companies include: (1) issuance of micro-loans; (2) acceptance and discounting of commercial bills; and (3) other activities as prescribed by laws, administrative regulations, and the National Financial Regulatory Administration; (ii) the total outstanding loans to a single borrower shall not exceed 10% of the company’s net assets, and the combined outstanding loans to a single borrower and its affiliates shall not exceed 15% of the company’s net assets; (iii) for loans extended for consumption purposes, the outstanding balance for a single borrower shall not exceed RMB 200,000; for loans extended for production and operational purposes, the aggregate outstanding balance shall not exceed RMB 10 million; (iv) for microcredit companies that are categorized as “unreachable” or “shell” companies, provincial-level local financial regulatory authorities shall make public announcements to inform the society. If no objections are raised upon the expiration of the announcement period, the authorities shall guide such companies to proceed with name or business scope amendments or deregistration with the market regulation department. The Interim Measures for Microcredit Companies impose a range of requirements for microcredit companies engaging in cooperative lending arrangements with third-party institutions, including restrictions on business outsourcing, cross-regional operations, and joint lending contribution ratios. Microcredit companies must achieve full compliance with the Interim Measures for Microcredit Companies within the transition period stipulated by local financial regulatory authorities, which shall not exceed two years.

Since the Interim Measures for Microcredit Companies is newly adopted, it cannot be concluded on how it will be interpreted and implemented by the relevant PRC governmental authorities and to what extent it will affect our operations. We cannot assure you that Xiaoying Microcredit (VIE) will be able to achieve full compliance with the Interim Measures for Microcredit Companies within the transition period stipulated by local financial regulatory authorities and we cannot assure you that Xiaoying Microcredit (VIE) will be able to maintain or renew its business qualification for microcredit business after the Interim Measures for Microcredit Companies are implement. Although we believe that Xiaoying Microcredit (VIE) is only a supplementary funding source and we do not intend to rely on it as a major source for funding, if we need to obtain funding from Xiaoying Microcredit but are unable to maintain or renew the business qualification for microcredit business or obtain any other requisite approvals, licenses or permits, our business, financial condition and results of operations would be materially and adversely affected.

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

We have implemented internal payment and collection policies and practices designed to optimize the repayment process. We also engage several third party collection service providers to assist us with payment collection from time to time. However, we may not receive payments as expected on loans that we facilitate. Upon a borrower’s default, we will classify the defaulting borrowers into different risk levels based on the type of loan products, outstanding amount, delinquent days and historical repayment pattern. The third party collection agencies that we engaged will make phone calls, send text messages, and claim lawsuits to the defaulting borrower to request repayment. In particular, the third party collection agencies that we engage may not possess adequate resource and manpower to collect payment on and service the loans we facilitated.

If we are unable to provide a high-quality user experience, our reputation and business may be materially and adversely affected.

The success of our business largely depends on our ability to provide a high-quality user experience, which in turn depends on factors such as: (i) our ability to estimate future borrowing requests from our users, (ii) our ability to continue to offer products and services at competitive service fee rates, (iii) our ability to provide a reliable and user-friendly mobile application user interface for users and our ability to further improve and streamline our online loan application and approval process. As of December 31, 2024, most of the transactions were completed through our mobile application. If users are not satisfied with our level of service when we failed to provide sufficient loans to our users, or if our system is severely interrupted or otherwise fails to meet user requests, for example, the users have to wait for days to receive their loan application results or our mobile app is constantly disrupted due to system failure and breakdown, our reputation could be adversely affected and we could fail to maintain user loyalty.

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

We had positive cash flow from operating activities of RMB626.8 million, RMB1,391.4 million and RMB1,523.4 million (US$208.7 million) in 2022, 2023 and 2024, respectively. We cannot guarantee that we will not have negative cash flows in the future. We collect service fees on a monthly basis and interest on a monthly basis from borrowers. Inability to collect payments from users, borrowers in particular, in a timely and sufficient manner may adversely affect our liquidity, financial condition and results of operations.

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

Security breaches or unauthorized access to confidential information could expose us to liability related to the loss of information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users could be severely damaged, we could incur significant liability and our business and operations could be adversely affected. In addition, Chinese Mainland government authorities have enacted a series of laws and regulations in regard of the protection of personal information, under which internet service providers and other network operators are required to comply with the principles of legality, justification and necessity, to clearly indicate the purposes, methods and scope of any information collection and usage, and to obtain the consent of users, as well as to establish a user information protection system with appropriate remedial measures. We have obtained consent from our users to use their personal information within the scope of authorization and we have taken technical measures to ensure the security of such personal information and to prevent any loss or divergence of personal information from. However, there is uncertainty as to the interpretation and application of such laws. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the Chinese Mainland, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where it is necessary for personal information to be provided by a personal information processor to a recipient outside the territory of the Chinese Mainland due to any business need or any other need, a security assessment organized by the national cyberspace authority shall be passed. If such laws or regulations are to be interpreted and applied in a manner inconsistent with our current policies and practices, changes to the features of our system may be required and additional costs incurred. We cannot assure you that our existing user information protection system and technical measures will be considered sufficient under applicable laws and regulations. If we are unable to address any information protection concerns, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and our reputation, business and operations might be adversely affected. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Internet Information Security” for details. On June 1, 2017, the Cybersecurity Law of the PRC became effective. The law requires network products and services providers as we are, among other things, to strictly preserve the secrecy of user information they collect and to store within Chinese Mainland data that is gathered or produced by such network products and services provider in the country. If we are deemed to have violated the law, potential penalties include, depending on the nature of violation, regulatory warning, correction order, forced shut down of our websites, suspension of operation revocation of business licenses, confiscation of illegal gains, and fines imposed on the company ranging from approximately RMB10,000 to RMB1 million or management personnel ranging from approximately RMB5,000 to RMB1 million. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law of PRC, or Data Security Law, which took effect on September 1, 2021. The Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system. The Data Security Law also provides that the state shall establish a data security review system, where data handling activities that affect or may affect the national security will undergo national security review, and shall implement export controls on certain data. On July 7, 2022, the CAC published the Outbound Data Transfer Security Assessment Measures that took effect on September 1, 2022 and outline the potential security assessment process for outbound data transfer. Under the Outbound Data Transfer Security Assessment Measures, data processors that provide important data and personal information outbound that are collected or produced through operations within the territory of Chinese Mainland, where a security assessment shall be conducted according to the law, shall apply to the provisions of these Measures. Under the Outbound Data Transfer Security Assessment Measures, data processors providing outbound data shall apply for outbound data transfer security assessment with the CAC in any of the following circumstances: (i) where a data processor provides important data abroad; (ii) where a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year; and (iv) other circumstances prescribed by the CAC for which declaration for security assessment for outbound data transfers is required. The Outbound Data Transfer Security Assessment Measures also provide procedures for security assessment and submissions, important factors to be considered in conducting assessment, and legal liabilities of a data processor for failure to apply for assessment. On February 24, 2023, the CAC published the Measures for the Standard Contract for Outbound Transfer of Personal Information (the “ Measures for the Standard Contract “) and its annexes of Standard Contract for Outbound Transfer of Personal Information (the “Standard Contract”) that took effect on June 1, 2023, and outlined that the domestic personal information processor and the overseas recipient must sign and perform in strict accordance with the terms provided by the CAC, who is the only one to be authorized to amend and modify the Standard Contract and enterprises must not make additional agreements or any other forms of documents that are in conflict with the terms of the Standard Contract that has been established. Under the Measures for the Standard Contract, personal information processors are required to file a recordal of the Standard Contract with the provincial level of cyberspace administration where they are located, within 10 working days from the effective date of the Standard Contract. According to Measures for the Standard Contract, any personal information processor transferring personal information overseas by entering into the Standard Contract shall meet all of the following conditions: (i) it is not a critical information infrastructure operator; (ii) it processes the personal information of less than 1 million individuals; (iii) it has cumulatively transferred abroad the personal information of less than 100,000 individuals since January 1 of the previous year; and (iv) it has cumulatively transferred abroad the sensitive personal information of less than 10,000 individuals since January 1 of the previous year. The Measures for the Standard Contract also provides submitting materials, supplementation or re-filing, grace period, and legal liabilities for breach of the Measures for the Standard Contract.

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

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15I under the Exchange Act) and internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) through (c) under the Exchange Act. Based upon that evaluation, we determined that the material weaknesses previously identified in our internal control over financial reporting, related to a lack of sufficient U.S. GAAP knowledge regarding consolidated statements of cash flows classification and consolidated financial statements presentation, had been fully remediated. In 2024, we addressed the material weakness by implementing targeted U.S. GAAP training for financial reporting personnel and by enhancing our financial statement review process. As a result of these measures and our assessment of their effectiveness, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. Our independent registered public accounting firm, KPMG Huazhen LLP, also attested and reported our internal control over financial reporting. See the attestation report on page F-2 issued by our independent registered public accounting firm for further details.

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

On September 29, 2018, the PBOC, the CBIRC and CSRC jointly promulgated the Administrative Measures for the Anti-money Laundering and Anti-terrorist Finance of Internet Finance Service Agencies (for Trial Implementation), which further specified that, any Internet finance institutions incorporated upon approval or upon record-filing by applicable regulatory authority, shall report any forms of cash receipts and payments whose transaction value reaches or exceeds RMB50,000 or foreign currency equivalent of US$10,000 on a per-transaction or cumulative basis on a given day, within five working days from the date when such transaction takes place. On August 1, 2021, the PBOC promulgated the Measures for the Supervision and Administration of Anti-money Laundering and Counter-terrorism Financing of Financial Institutions, requiring financial institutions, including non-bank payment institutions and online micro-loan companies, to effectively perform the obligations for anti-money laundering and counter-terrorism financing. The said obligations include establishing and improving the internal control system for anti-money laundering and counter-terrorism financing, assessing money laundering and counter-terrorism financing risks, establishing a risk management mechanism compatible with their risk status and business scale, establishing an anti-money laundering information system and setting up or designating a department equipped with corresponding personnel.

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

As of December 31, 2024, we have not been subject to fines or other penalties, or suffered business or other reputational harm, as a result of actual or alleged money laundering or terrorist financing activities in the past. However, our policies and procedures may not be completely effective in preventing other parties from using us, any of our institutional funding partners, or payment service providers as a conduit for money laundering (including illegal cash operations) or terrorist financing without our knowledge. If we were to be associated with money laundering (including illegal cash operations) or terrorist financing activities, our reputation could suffer and we could become subject to regulatory fines, sanctions, or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, all of which could have a material adverse effect on our financial condition and results of operations. Even if we, our institutional funding partners and payment service providers comply with the applicable anti-money laundering laws and regulations, we, our institutional funding partners and payment service providers may not be able to fully eliminate money laundering and other illegal or improper activities in light of the complexity and the secrecy of these activities. Any negative perception of the industry, such as that which might arise from any failure of other online consumer finance platforms to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could tarnish our image, undermine the trust and credibility we have established, and negatively impact our financial condition and results of operations.

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

We granted incentives and rewards to employees and executives under our share incentive plan. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of stock options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As of December 31, 2024, holders of our outstanding options and other equity incentives were entitled to purchase a total of 17,378,784 ordinary shares. As a result, we incurred share-based compensation expense of RMB40.2 million (US$5.5 million) during the year ended December 31, 2024. If we grant more options or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

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

We are subject to the risk of ongoing geopolitical tensions worldwide, a severe or prolonged downturn in the Chinese or global economy and deterioration of credit profiles of borrowers, which may materially and adversely affect our business and financial condition.

The global macroeconomic environment continues to face significant challenges, including the economic slowdown in the Eurozone since 2014, the realized and evolving impacts of the United Kingdom’s exit from the European Union on January 31, 2020, and the long-term impact on the global economies and financial markets as the COVID-19 outbreak evolved into a worldwide health crisis in 2020. The growth of the Chinese Mainland economy has slowed down since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. Recently, the Russia-Ukraine conflict has caused, and continues to intensify, significant geopolitical tensions in Europe and across the world. There have also been concerns on the relationship among China and other Asian countries and the trade disputes between the United States and China. The ongoing trade tensions between the United States and China may have tremendous negative impact on the economies of not merely the two countries concerned, but the global economy as a whole. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. In April 2025, the U.S. government further introduced a new series of tariff increases on Chinese imports. These measures are poised to significantly disrupt the operations and financial viability of Chinese enterprises, intensifying the prevailing challenges and uncertainties within the global economic landscape. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. If economic conditions deteriorate, we may face increased risk of default or delinquency of borrowers, which will result in lower returns or losses. In the event that the creditworthiness of our borrowers deteriorates or we cannot track the deterioration of their creditworthiness, the criteria we use for the analysis of borrower credit profiles may be rendered inaccurate, and our risk management system may be subsequently rendered ineffective. This in turn may lead to higher default rates and adverse impacts on our reputation, business, results of operations and financial positions.

Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies, and the expected or perceived overall economic growth rate in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. Although growth of China’s economy remained relatively stable, there is a possibility that China’s economic growth may materially decline in the near future. Any severe or prolonged slowdown in the global or Chinese Mainland economy may materially and adversely affect our business, results of operations and financial condition. Moreover, the heightened geopolitical uncertainty and potential for further escalation may discourage investments in securities issued by China-based issuers (including us) and affect the global macroeconomic environment. For example, it has been reported that the U.S. administration may consider imposing further restrictions or prohibitions on trading of Chinese securities. Although cross-border trade is not our principal business, any such geopolitical developments could materially and adversely affect our overall financial performance and prices of our ADSs.

Separately, we may also be subject to review and enforcement under domestic and foreign laws that screen foreign investment and acquisitions. In both the U.S. and non-U.S. jurisdictions, these regulatory requirements may treat companies differently based on the type of company in question and investor profile in the company. As a result of these laws, investments by particular investors may need to be filed with local regulators, which in turn may impose added costs on our business, impact our operations, and/or limit our ability to engage in strategic transactions that might otherwise be beneficial to us and our investors. These laws are also regularly changed and updated. For example, recently the Office of Investment Security of the U.S. Department of the Treasury issued a final rule (the “Outbound Investment Rule”) to implement the Executive Order 14105, which provided for the establishment of a new national security regulatory framework to control outbound investment from the United States in certain sensitive industry sectors in the People’s Republic of China, including Hong Kong and Macau. The Outbound Investment Rule took effect in January 2025 and restricts U.S. persons’ direct and indirect investment into companies with specified connections to China that engage in specified “Covered Activities” within three areas of technology: semiconductors and microelectronics, quantum information technologies, and artificial intelligence systems. Notably, President Trump issued a presidential memorandum entitled “America First Trade Policy” on January 20, 2025, which proposes to further expand the set of technologies of concern. These rules may limit our ability to engage in certain kinds of business operations; they may also limit our ability to raise capital from U.S. and other sources if we engage in the development of such technologies of concern. Continuing changes in both U.S. and non-U.S. jurisdictions to foreign investment laws and rules could adversely affect our strategic initiatives, financial performance, and growth prospects .

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

We do not have direct ownership of some of our operating entities in Chinese Mainland, but through contractual arrangements (the “VIE Agreements”), we exercise control over the operating activities that most impact the economic performance, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. As a result, through such contractual arrangements with the VIEs and their shareholders, we are the primary beneficiary of the VIEs, and, therefore, consolidate the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. A substantial portion of our current revenue is derived from these VIEs in Chinese Mainland. To comply with Chinese Mainland laws and regulations, we do not have an equity ownership interest in our VIEs but rely on the VIE Agreements with VIEs to control and operate their businesses. However, as discussed below, these VIE Agreements may not be effective from Chinese Mainland laws in providing us with the necessary control over VIEs and their operations. Any deficiency in these VIE Agreements may result in our loss of control over the management and operations of VIEs, which will result in a significant loss in the value of an investment in the Company. Because of the practical restrictions on direct foreign equity ownership imposed by the Chinese Mainland government authorities, we must rely on contractual rights through our VIE structure to effect control over and management of VIEs, which exposes us to the risk of potential breach of contract by the shareholders of VIEs. For further description about our VIE Agreements, please see “4.C. Organizational Structure - Contractual Arrangements with Consolidated VIEs and Their Shareholders (“VIE Agreements”).”

Because we are an offshore holding company and our business is conducted through the VIE Agreements with our VIEs in Chinese Mainland, if the Chinese Mainland government deems that the contractual arrangements in relation to our consolidated VIEs do not comply with Chinese Mainland regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We are an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations, our operations were conducted in Chinese Mainland by our subsidiaries and through the VIE Agreements with our VIEs in Chinese Mainland, the equity of which is owned by Xiaoying (Beijing) Information Technology Group Co., Ltd., or Beijing WFOE, through the VIE Agreements, as a result of which, under United States generally accepted accounting principles, the assets and liabilities of the VIEs are treated as our assets and liabilities and the results of operations of VIEs are treated in all respects as if they were the results of our operations. The Chinese Mainland government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of Chinese Mainland companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than 50% equity interest in any Chinese Mainland company engaging in value-added telecommunications businesses (except for e-commerce, domestic multi-party communication, store-and-forward and call center services). The primary foreign investor must also have operating experience and a good track record in providing value-added telecommunications services, or VATS, overseas. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses is deleted.

Because we are an exempted company incorporated with limited liability in the Cayman Islands, we are classified as a foreign enterprise under Chinese Mainland laws and regulations, and our wholly-owned Chinese Mainland subsidiary, Xiaoying (Beijing) Information Technology Group Co., Ltd., or Beijing WFOE, is a foreign-invested enterprise, or an FIE. To comply with the current Chinese Mainland laws and regulations, we conduct our business in Chinese Mainland through our certain consolidated VIEs and their affiliates. Beijing WFOE has entered into a series of contractual arrangements with our consolidated VIEs and their shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Consolidated VIEs and their Shareholders (“VIE Agreements”).” As certain shareholder of the VIEs has changed his nationality, our consolidated VIEs may be deemed as foreign-invested telecommunications enterprises. Therefore, we are required to reapply for the ICP licenses as foreign-invested telecommunications enterprises. However, we cannot assure you that we will be able to complete such procedure in a timely manner, or even at all. In addition, we cannot assure you that we will be able to comply with these laws and regulations in all respects. We may also be subject to fines, legal or administrative sanctions and other adverse consequences, and may not be able to become in compliance with relevant laws and regulations in a timely manner, or at all. These may materially and adversely affect its business, financial condition, results of operations and reputation.

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

Furthermore, new Chinese Mainland laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. Occurrence of any of these events could materially and adversely affect our business and financial condition and results of operations. In addition, if the imposition of any of these penalties or requirements to restructure our corporate structure causes us to lose the right to direct the activities of our consolidated VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIEs in our consolidated financial statements. If our corporate structure and contractual arrangements are deemed to be illegal by relevant regulators, our business and results of operations would be materially and adversely affected and the price of our ADSs may decline. However, we do not believe that such actions would result in the liquidation or dissolution of the Company, our wholly-owned subsidiaries in Chinese Mainland or our consolidated VIEs or their subsidiaries. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Consolidated VIEs and their Shareholders (“VIE Agreements”).”

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

For a description of these contractual arrangements, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Consolidated VIEs and Their Shareholders (“VIE Agreements”).” A significant portion of our revenue is attributed to our consolidated VIEs. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs. If our consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under Chinese Mainland law. These remedies may not always be effective, particularly in light of uncertainties in the Chinese Mainland legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of the record holders of equity interest in our consolidated VIEs, including such equity interest, may be put under court custody. The validity of the VIE Agreements has not been tested in the Chinese Mainland jurisdiction. These VIE Agreements may not be enforceable in Chinese Mainland if Chinese Mainland government authorities or courts take a view that such VIE Agreements contravene Chinese Mainland laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these VIE Agreements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be materially and adversely affected. As a consequence, our ADSs may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual control over the assets of our VIEs that conduct all or substantially all of our operations.

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

Mr. Yue (Justin) Tang, our Chief Executive Officer, beneficially owns all of the Class B ordinary shares outstanding, representing 42.91% of our total outstanding share capital and 93.14% of our aggregate voting power as of March 31, 2025. As a result, he will have the ability to control or exert significant influence over important corporate matters and investors may be prevented from influencing important corporate matters involving the Company that require approval of shareholders, including:

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

We have three major types of chops—corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including issuing invoices. Generally, all contracts are required to undergo review and obtain approval from our legal department prior to being officially sealed and executed. Use of corporate chops and contract chops must be approved by our administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiaries and consolidated VIEs are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiaries and consolidated VIEs have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

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

Since the Foreign Investment Law and the FIL Implementations are newly enacted, there is still uncertainties in relation to its interpretation and implementation. The PRC Foreign Investment Law has revised the definition of “foreign investment” and removed all references to the definitions of “actual control” or “variable interest entity structure” under the 2015 Draft Foreign Investment Law. Instead, the PRC Foreign Investment Law stipulates that foreign investment includes “foreign investors invest in China through other methods under laws, administrative regulations, or provisions prescribed by the State Council “. Therefore, there are still possibilities that future laws, administrative regulations or provisions of the State Council may deem contractual arrangements as a way of foreign investment. There can be no assurance that our contractual arrangements will not be deemed to be in violation of the market access requirements for foreign investment under the Chinese Mainland laws and regulations. Once an entity falls within the definition of foreign investment entity, it may be subject to foreign investment “restrictions” or “prohibitions” set forth in a “negative list” to be separately issued by the State Council later. If a foreign investment entity proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” it must go through a pre-approval process.

The most updated negative list, issued on September 6, 2024 and became effective on November 1, 2024, stipulates that any Chinese Mainland domestic enterprise engaging in the fields prohibited by the negative list shall obtain the consent of the relevant competent Chinese Mainland authorities for overseas listing, and the foreign investors shall not participate in the operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise shall be subject to the relevant administrative provisions of Chinese Mainland domestic securities investment by foreign investors. Such negative list does not further elaborate whether existing overseas listed enterprise will be subject to such requirements. The staff of the NDRC addressed in an interview on December 27, 2021 that certain existing overseas listed enterprises whose foreign investors’ shareholding percentage exceed the aforementioned threshold are not required to make adjustment or deduction. If any of the businesses that we operate were in the “restricted” category on the “negative list,” and the enacted version of the PRC Foreign Investment Law and the final “negative list” mandate further actions to be taken by us, such as a pre-approval process, there is no assurance that we can obtain such pre-approval on a timely basis, or at all. Such determination would materially and adversely affect the value of our ADSs, and such further actions required to be taken by us under the newly enacted PRC Foreign Investment Law may materially and adversely affect our business and financial condition. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all.

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

Risks Relating to Doing Business in Chinese Mainland

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

The Chinese Mainland government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The Chinese Mainland government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the Chinese Mainland government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in Chinese Mainland-based companies like us. On July 6, 2021, State Council issued the Opinions on Lawfully and Severely Combating Illegal Securities Activities to further strengthen cross-border supervision and consolidate the primary responsibility for information security of overseas listed companies. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines which took effect on March 31, 2023. Pursuant to the Trial Measures, Chinese companies that seek to offer and list securities overseas shall fulfill the filing procedures with and report relevant information to the CSRC, and that an initial filing shall be submitted within three working days after the application for an initial public offering is submitted, and a second filing shall be submitted within three working days after the listing is completed. Moreover, an overseas offering and listing is prohibited under circumstances if (i) it is prohibited by Chinese Mainland laws, (ii) it may endanger national security as reviewed and determined by competent Chinese Mainland authorities under the State Council in accordance with law, (iii) the Chinese Mainland domestic companies intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years, (iv) the Chinese Mainland domestic companies intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no clear conclusion has yet been made thereof, (v) it has material ownership disputes over equity interests held by the Chinese Mainland domestic companies’ controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller. The Trial Measures stipulate that the overseas securities offering and listing of any issuer will be deemed as indirect overseas offering by Chinese Mainland domestic companies if the following conditions are met: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by Chinese Mainland domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in Chinese Mainland, or its main place(s) of business are located in Chinese Mainland, or the majority of senior management staff in charge of its business operations and management are Chinese Mainland citizens or have their usual place(s) of residence located in Chinese Mainland. Further, at the press conference held for the Trial Measures on February 17, 2023, officials from the CSRC clarified that the Chinese Mainland domestic companies that have already been listed overseas on or before the effective date of the Trial Measures (i.e. March 31, 2021) shall be deemed as existing issuers, or the Existing Issuers. The Existing Issuers are not required to complete the filing procedures immediately but shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC. The officials from the CSRC have also confirmed that for the Chinese Mainland domestic companies that seek to list overseas with VIE structure, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with VIE structure which duly meet the compliance requirements. We are an Existing Issuer under the Trial Measures, as we were listed on September 19, 2018, which is before the effective date of the Trial Measures. As an Existing Issuer, we currently do not have any intention or plan of refinancing or being involved in any other circumstances that required filing with the CSRC under the Trial Measures. If we conduct refinancing or any other activities that are subject to filing procedures in the future, we will actively communicate with the CSRC and initiate the filing procedures as required in a timely manner. However, given that the Trial Measures were recently promulgated, there are substantial uncertainties as to the implementation and interpretation, and how they will affect our listing status and future financing. If we fail to complete the filing with the CSRC in a timely manner or at all, for any future offering or any other activities which are subject to the filing requirements under the Trial Measures, our ability to raise or utilize funds and our operations could be materially and adversely affected. On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which took effect on March 31, 2023. Pursuant to the Archives Rules, Chinese Mainland domestic companies that seek overseas offering and listing shall strictly abide by applicable laws and regulations of the Chinese Mainland and the Archives Rules, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Furthermore, a Chinese Mainland domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level.

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

Under Chinese Mainland laws and regulations, we, as an offshore holding company, are permitted to provide funding to our Chinese Mainland subsidiary, which are treated as foreign-invested enterprises under Chinese Mainland laws, through loans or capital contributions. This ability to provide funding, which may include proceeds from our initial public offering and other sources, is subject to certain regulations. However, loans by us to our Chinese Mainland subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our Chinese Mainland subsidiary are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in Chinese Mainland.

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

Limitations on the ability of our consolidated VIEs to make remittance to the wholly-foreign owned enterprise and on the ability of our subsidiaries to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business. We may be treated as a resident enterprise for Chinese Mainland tax purposes under the Chinese Mainland Enterprise Income Tax Law, and we may therefore be subject to Chinese Mainland income tax on our global income.

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

On August 28, 2023, we announced a special cash dividend of US$0.17 per ADS with a record date of September 19, 2023. On March 26, 2024, our board of directors approved a semi-annual cash dividend policy. Under the dividend policy, starting from 2024, the determination to declare and pay such semi-annual dividend and the amount of dividend in any particular half year will be made at the discretion of the board and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors that the board may deem appropriate. On March 26, 2024, pursuant to the semi-annual dividend policy, the board has approved the declaration and payment of a semi-annual dividend of US$0.17 per ADS for the second half of 2023. On August 21, 2024, pursuant to the semi-annual dividend policy, our board has approved the declaration and payment of a semi-annual dividend of US$0.17 per ADS for the first half of 2024. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” Based on our current policy, the amounts of dividends will vary based on the existence and amount of net profits that we can generate. Our board of directors may revise our dividend policy, or it may choose to cancel our dividend policy entirely. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend mainly upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.

Sales of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline significantly. The total number of ordinary shares outstanding as of March 31, 2025 was 253,256,363 ordinary shares, comprised of 155,656,363 Class A ordinary shares and 97,600,000 Class B ordinary shares. All ADSs representing our ordinary shares will be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of the ADSs could decline significantly.

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

These rules and regulations increase our legal and financial compliance costs and make some corporate activities more time-consuming and costly. As we are no longer an “emerging growth company”, we have incurred and expect to continue to incur significant expenses and devote substantial management effort towards ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, we have incurred and will continue to incur additional costs associated with our public company reporting requirements.

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

In addition, as a limited partner, we do not have ability to take in the control or management of the affairs or the conduct of the business of those partnerships. We do not have the necessary power to mandate or block material partnership actions. If these partnerships fail to carry out business in a compliant manner, incur overly excessive amount of debt or go bankrupt, or the business operations decline, the fair value of our investment in these companies may deteriorate or, in extreme cases, decrease to zero. The partnerships that focus on the high-tech industry or emerging companies normally put the funds raised from limited partners in small or mid-size banks that are more likely subject to financial instability and liquidity risks. If these small or mid-size banks fail or go bankrupt, we may suffer the loss of our investments in the partnerships. We are subject to the risk that the general partners or the management of these partnerships may act in a manner that does not serve our interests. The general operational risks, such as inadequate or failing internal control of these partnerships, may also expose our investments to risks. Furthermore, these partnerships may fail to abide by their agreements with us, for which we may have limited or no recourse. Our investees may not issue distributions, or even if they do, we may not be able to secure liquidity conveniently until we receive such distributions. Failure of our investees to perform their obligations or to achieve their expected results, or any negative publicity, whether or not substantiated, may adversely affect our reputation and brand. If any of the foregoing were to occur, our business, reputation, financial condition and results of operations could be materially and adversely affected.

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

Certain private partnerships we invested in focus on the blockchain industry investment. The prices of digital assets have historically been subject to dramatic fluctuations and are highly volatile. A decrease in the price of a single digital asset may cause volatility in the entire digital asset industry. Certain digital assets may become more volatile and less liquid in a very short period of time, resulting in market prices being subject to erratic and abrupt market movement, which could harm our investments. In 2022, market volatility in the prices of digital assets has been elevated due to a variety of factors, including, but not limited to, the macroeconomic environment (high inflation and rising interest rates) as well as the ”crypto credit crisis” brought on by the collapse and bankruptcy of a small number of key players in the sector (cryptocurrency Luna collapse, hedge fund Three Arrows Capital default on loans and filing for bankruptcy, crypto-lending platform Celsius freezing all withdraws, cryptocurrency lender Voyager Digital filing for bankruptcy, Crypto exchange FTX filing for bankruptcy among others). In response to the market volatility experienced in 2022, we have provided additional impairment and loss for the investments that have been affected. In 2024, the overall improved performance in digital asset market did not necessitate any further impairment or loss recognition for those investments. However, there are still uncertainties of the volatility in the price of digital assets in the future, which depend on a number of factors beyond the Company’s control and are difficult to predict. As a result, the market volatility in the prices of digital assets in the future could cause significant fluctuation in the value of our investment and adversely affect our financial position.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd., or Shenzhen Ying Zhong Tong (VIE), was incorporated in March 2014 and controlled by Mr. Yue (Justin) Tang. In October 2016, entities controlled by Mr. Yue (Justin) Tang, Mr. Baoguo Zhu and other investors incorporated Shenzhen Xiaoying Technology Co., Ltd., or Shenzhen Xiaoying (VIE). In December 2016, Shenzhen Xiaoying (VIE) acquired all of the equity interest in Shenzhen Ying Zhong Tong (VIE). In December 2017, we underwent a restructuring in contemplation of our initial public offering. After such restructuring, the shareholders of Shenzhen Xiaoying (VIE) were changed to Mr. Yue (Justin) Tang, entities controlled by Mr. Yue (Justin) Tang and Mr. Baoguo Zhu.

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

In January 2015, we incorporated Winning Financial Service Inc. under the laws of the Cayman Islands as our offshore holding company, which later changed its name to X Financial in August 2017. Subsequently, we incorporated YZT (HK) Limited as X Financial’s wholly-owned subsidiary and our intermediate holding company to facilitate financing. In October 2015, YZT (HK) Limited incorporated Xiaoying (Beijing) Information Technology Co., Ltd. (currently named as Xiaoying (Beijing) Information Technology Group Co., Ltd.), or Beijing WFOE, as its wholly-owned subsidiary in the Chinese Mainland, through which we obtained control over Shenzhen Xintang (VIE) on a series of contractual arrangements entered into on December 9, 2022 and Beijing Ying Zhong Tong (VIE) and Shenzhen Xiaoying (VIE) (together with Shenzhen Xintang (VIE), on a series of contractual arrangements entered into on December 22, 2017, respectively. Such contractual arrangements consist of equity pledge agreements, shareholders’ voting rights proxy agreement, spousal consent letter, and exclusive business cooperation agreements, exclusive call option agreements. See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Consolidated VIEs and their Shareholders (“VIE Agreements”)” for details. In September 2018, we completed an initial public offering of 11,763,478 ADSs (including the ADSs sold upon the exercise of the over-allotment option granted to the underwriters), representing 23,526,956 Class A ordinary shares. On September 19, 2018, our ADSs were listed on the NYSE under the symbol “XYF.”

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

On May 20, 2022, Tianjin Yuexin Financing Guarantee Co., Ltd., or Tianjin Yuexin was incorporated in the Chinese Mainland with financing guarantee license by Shenzhen Puhui. Shenzhen Puhui had completed the capital contributions of RMB50 million to Tianjin Yuexin. In June 2022, Shenzhen Xintang did not renew its financing guarantee license. In February 2023, the registered capital of Shenzhen Xintang was decreased to RMB l million.

In December 2022, with our permission, Xi’an Bailu transferred 100% equity interest in Shenzhen Xintang (VIE) to Shenzhen Lelebu Information Consulting Co., Ltd, or Shenzhen Lelebu. We continue to control Shenzhen Xintang (VIE) by entering new VIE Agreements with Shenzhen Lelebu on December 9, 2022.

On October 10, 2023, as Mr. Baoguo Zhu transferred all shares of Shenzhen Xiaoying (VIE) to an entity controlled by Mr. Yue (Justin) Tang and exited Shenzhen Xiaoying (VIE), the shareholders of Shenzhen Xiaoying (VIE) were changed to Mr. Yue (Justin) Tang and entities controlled by Mr. Yue (Justin) Tang. We continue to control Shenzhen Xiaoying (VIE) by entering new VIE Agreements with Mr. Yue (Justin) Tang and entities controlled by Mr. Yue (Justin) Tang.

In December 2023, the registered capital of Tianjin Yuexin was increased to RMB1 billion.

On December 25, 2024, Chongqing Xiaoying Information Technology Co., Ltd. was incorporated in the Chinese Mainland as a wholly-owned subsidiary of Shenzhen Xiaoying Puhui Technology Co., Ltd., which plans to commence operations in 2025.

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

4.B. Business Overview

Overview

X financial is a leading online personal finance company in China. We are committed to connecting borrowers on our platform with institutional funding partners. With proprietary big data-driven technology, we have established strategic partnerships with financial institutions across multiple areas of its business operations, enabling us to facilitate loans to prime borrowers under a robust risk assessment and control system.

We offer differentiated products specifically catered to the financing needs of individuals in Chinese Mainland. Our main category of loan products is Xiaoying Credit Loan, a category of online personal credit loan products facilitated through our platform, including Xiaoying Card Loan and other unsecured loan products that we introduce from time to time. Xiaoying Card Loan is our flagship product under Xiaoying Credit Loan, which offers borrowers a combination of small credit line and attractive APR in Chinese Mainland.

Our business model is light in labor commitment, and we believe we manage our transaction and operating costs in an effective way. Benefiting from our loan product offerings, coupled with strong credit performance and accompanying insurance/guarantee protection, we continue to expand our user base. Furthermore, our highly automated risk management system and technology infrastructure enable us to automatically facilitate a large number of transactions simultaneously. In 2022, 2023 and 2024, our net revenue per employee was RMB7,728,742, RMB9,241,620 and 10,429,453, respectively, and our general and administrative expenses as a percentage of our total net revenues was 4.0%, 3.2% and 3.0% respectively.

We utilize data-driven and technology-empowered credit analysis. Our proprietary risk control system, WinSAFE, builds risk profiles of our prospective borrowers upon data from reputable credit information providers employed by traditional financial institutions, augmented by a variety of social and behavioral data from internet and mobile platforms not typically utilized by traditional financial institutions. Leveraging data analysis and machine learning in assessing a borrower’s value, repayment capability, and propensity to repay, we are able to offer differentiated credit limits to borrowers based on individual credit assessment result. Our rigorous data-driven credit assessment methodology has helped us to achieve a strategic balance between borrower expansion and asset quality control. In 2022, 2023 and 2024, the total loans we facilitated amounted to RMB73,655 million, RMB105,557million and RMB104,889 million, respectively, while the delinquency rate for all outstanding loans that were 31-60 days past due decreased from 1.57% as of December 31, 2023 to 1.17% as of December 31, 2024.

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

We generate revenues primarily from (i) the fees that we charge for our service of matching institutional funding partners with borrowers (i.e., our loan facilitation service) and for other services we provide over the lifetime of the loan (i.e., our post-origination service and guarantee service); (ii) interests from borrowers from our microcredit business and the financing fees we charges for the loans facilitated through the Consolidated Trusts and Partnerships (i.e., our financing income). We charge a service fee to the borrower indirectly through financial institutional cooperators or to certain institutional funding partners directly. The financing guarantee companies charge borrowers a guarantee fee, a portion of which will be subsequently paid to us as the service fee. We cooperated with Shenzhen Xintang (VIE) to provide guarantees for certain loan products that we facilitate in the past. Shenzhen Xintang (VIE) did not renew its financing guarantee license in 2022. We settled the remaining business of Shenzhen Xintang (VIE) in the first quarter of 2023. Shenzhen Xintang (VIE) no longer guarantees any loan products. In 2023, one of our Chinese Mainland subsidiaries, Tianjin Yuexin that holds the financing guarantee license, started the financing guarantee business. See “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with Financial Institutional Cooperators.” In 2022, our service fee rate (annualized based on original amount of loan principal) of our major loan products ranged from 0.8% to 12.9% and the service fees we charged for loan facilitation services, post-origination services and guarantee services accounted for 57.4%, 10.5%, and 0.1%, respectively, of our total net revenues. In 2023, our service fee rate (annualized based on original amount of loan principal) of our major loan products ranged from 0.8%~11.3% and the service fees we charged for loan facilitation services, post-origination services and guarantee services accounted for 56.9%, 12.4%, and 0.5%, respectively, of our total net revenues. In 2024, our service fee rate (annualized based on original amount of loan principal) of our major loan products ranged from 0.82% to 11.35% and the service fees we charged for loan facilitation services, post-origination services and guarantee services accounted for 52.8%, 12.9%, and 3.4%, respectively, of our total net revenues. In 2022, 2023 and 2024, our financing income accounted for 27.1%%, 23.6% and 23.5%, respectively, of our total net revenues.

The total borrowing cost is expressed as APR, the actual annualized cost of borrowing over the term of a loan. The following table sets forth the APR range of our major loan product for the periods indicated.

	Year Ended December 31,
Loan Product	2022	2023	2024
Xiaoying Credit Loan (1)	12.95%~24.23%	12.82%~24.23%	10.02%-24.23%

Note:

(1)	Xiaoying Credit Loan is a category of online personal credit loan products facilitated through our platform, including Xiaoying Card Loan and other unsecured loan products that we introduce from time to time.

Our total net revenue was RMB3,563.0 million in 2022, RMB4,814.9 million in 2023 and RMB5,871.8 million (US$804.4 million) in 2024. We had a net income of RMB812.0 million in 2022, RMB1,186.8 million in 2023 and RMB1,540.0 million (US$211.0 million) in 2024.

Our Borrowers and Loan Products

Overview

We strategically target the prime borrowers underserved by traditional financial institutions. We believe we set a high standard of credit quality by defining our borrowers as prime borrowers, who we define as an individual having sound credit history, who have credit records with PBOC CRC and usually no late payment record of over 60 days in the previous six months. For the determination of a prime borrower, we review their credit history, along with our risk management review system.

Xiaoying Credit Loan is our main category of loan products, which consists of Xiaoying Card Loan catering to the young consumers and other unsecured loan products that we introduce from time to time. Xiaoying Housing Loan caters to the property owners. Our Xiaoying Credit Loan is an unsecured loan product and our Xiaoying Housing Loan is a secured loan product. We ceased facilitation of Xiaoying Housing Loan in 2019. In 2022, 2023 and 2024, we focus on our flagship product, Xiaoying Card Loan, which offers borrowers a combination of small credit line and attractive APR in Chinese Mainland.

We facilitated loans to 16,309,242 active borrowers, each of whom made at least one transaction on our platform during the period from the commencement of our loan facilitation business to December 31, 2024. The number of our active borrowers increased from 3,326,774 in 2022 to 4,495,997 in 2023 and then further increased to 5,231,887 in 2024. The amount of loans we facilitated to borrowers increased from RMB73,655 million in 2022 to RMB105,557 million in 2023 and then slightly decreased to 104,889 million in 2024. The table below sets forth the breakdown of loan facilitation amount by product for the periods indicated.

	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2022		2023		2024
	RMB in		RMB in		RMB in
Loan Product	millions	%	millions	%	millions	%
Xiaoying Credit Loan (1)	73,526	99.8%	105,550	100.0%	104,889	100%
Others	129	0.2%	7	0.0%	—	—
Total	73,655	100.0%	105,557	100.0%	104,889	100%

Notes:

(1)	The data set forth herein includes Xiaoying Card Loan and other unsecured loan products that we operated. Xiaoying Card Loan was launched in December 2016.

Loans that are delinquent for more than 60 days are charged-off and excluded in the outstanding balance, except for Xiaoying Housing Loan. As Xiaoying Housing Loan is a secured loan product and we are entitled to payment by exercising our rights to the collaterals, we do not exclude Xiaoying Housing loan delinquent for more 60 days in the outstanding loan balance. The outstanding balance of loans we facilitated to borrowers increased from RMB38.0 billion as of December 31, 2022 to RMB48.8 billion as of December 31, 2023 and then further increased to 52.3 billion as of December 31, 2024. The table below sets forth the breakdown of outstanding loan balance by product as of the dates indicated.

	As of December 31,		As of December 31,		As of December 31,
	2022		2023		2024
	RMB		RMB		RMB
Loan Product	in millions	%	in millions	%	in millions	%
Xiaoying Credit Loan	37,892	99.7%	48,813	99.9%	52,302	100%
Xiaoying Housing Loan	40	0.1%	34	0.1%	26	0.0%
Others	60	0.2%	—	—	—	—
Total	37,992	100%	48,847	100%	52,327	100%

To make the outstanding loan balance comparable to our peers, we also present the outstanding loan balance excluding loans overdue more than 180 days, except for Xiaoying Housing Loan. The outstanding balance of loans we facilitated to borrowers increased from RMB39.1 billion as of December 31, 2022 to RMB51.1 billion as of December 31, 2023 and then further increased to RMB54.2 billion as of December 31, 2024. The table below sets forth the breakdown of outstanding loan balance by product as of the dates indicated.

	As of December 31,		As of December 31,		As of December 31,
	2022		2023		2024
	RMB		RMB		RMB
Loan Product	in millions	%	in millions	%	in millions	%
Xiaoying Credit Loan	38,958	99.7%	51,077	99.9%	54,166	100%
Xiaoying Housing Loan	40	0.1%	34	0.1%	26	0.0%
Others	62	0.2%	—	—	—	—
Total	39,060	100%	51,111	100%	54,192	100%

Xiaoying Credit Loan

Xiaoying Credit Loan is our category of unsecured loan products, which currently includes our flagship Xiaoying Card Loan and may include other unsecured loan products introduced in the future.

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

We facilitated 6,217,145 loans, 8,338,928 loans and 9,444,204 loans for Xiaoying Card Loans in 2022, 2023 and 2024, respectively. The total loan amount of Xiaoying Card Loan we facilitated increased from RMB73,526 million in 2022 to RMB105,550 million in 2023 and then slightly decreased to 104,889 million in 2024. The average loan amount per transaction was RMB11,826 in 2022, RMB12,658 in 2023 and RMB11,106 in 2024. The outstanding balance of Xiaoying Card Loan we facilitated to borrowers increased from RMB37,892 million as of December 31, 2022 to RMB48,813 million as of December 31, 2023 and further increased to RMB52,302 million as of December 31, 2024.

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

Xiaoying Housing Loan

In July 2015, we started to facilitate Xiaoying Housing Loan, a home equity loan product secured by properties owned by borrowers. Xiaoying Housing Loan’s target borrowers are primarily small business owners holding properties with short-term liquidity and capital needs for daily operations and consumption. Since February 2019, we have strategically ceased the facilitation of Xiaoying Housing Loan due to the time-consuming foreclosure process of underlying collateral for defaulted loans. We do not charged-off and exclude Xiaoying Housing loan delinquent for more 60 days in the outstanding loan balance, as Xiaoying Housing Loan is a secured loan product and we are entitled to payment by exercising our rights to the collaterals. The outstanding balance of Xiaoying Housing Loan we facilitated to borrowers decreased from RMB40 million as of December 31, 2022 to RMB34 million as of December 31, 2023 and further decreased to RMB26 million as of December 31, 2024. Borrowers of Xiaoying Housing Loan entered into an entrusted guarantee agreement and a security agreement with Shenzhen Xintang (VIE) under which the borrower payed fees to Shenzhen Xintang (VIE) for providing guarantee to the investor or institutional funding partners of Xiaoying Housing Loan and established mortgage in its real properties as a security for Shenzhen Xintang (VIE)’s guarantee services. The guarantee related to the default of the outstanding balance of Xiaoying Housing Loan were all settled by the end of the first quarter of 2020.

Our Investors and Institutional Funding Partners

In May 2021, we obtained a network microcredit license from the Local Financial Regulatory Bureau of Shenzhen Municipality and started online microcredit business in July 2021. In 2022, 97.3% of the total funding for loans we facilitated were provided by institutional funding partners and 2.7% were provided by our own capital. In 2023, 97.2% of the total funding for loans we facilitated were provided by institutional funding partners and 2.8% were provided by our own capital. In 2024, 95.9% of the total funding for loans we facilitated were provided by institutional funding partners and 4.1% were provided by our own capital.

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

In connection with our collaboration with institutional funding partners, we have jointly established effective risk control management system. We work with various financial institutional cooperators, such as insurance companies and financing guarantee companies to provide insurance or guarantee covering loans funded by institutional funding partners, which enhances the funding partners’ confidence and enables us to obtain funding sources at favorable terms. In July 2023, Tianjin Yuexin started to provide for certain loans that we facilitated and were provided by institutional funding partners. Tianjin Yuexin entered into deposit arrangements with those institutional funding partners to compensate them when it fails to fulfill its obligation. The amount of deposit is separately agreed with each institutional funding partner.

Our Partnership with Financial Institutional Cooperators

We have established in-depth cooperation with financial institutional cooperators, such as insurance companies and financial guarantee companies, who provide credit insurance/financial guarantee services to protect funding providers against default for both the principal and interest. We monitor their financial conditions and credit rating periodically. Substantially all of them have at least AA+ credit rating issued by renowned rating companies. Our institutional cooperators provide services covering both the North China and South China areas, most of which have a registered capital of more than RMB1 billion. 91.5% of our outstanding loans were covered by the credit insurance/ financial guarantee services provided by external financial institutional cooperators as of December 31, 2024.

Credit Insurance and Guarantee Services

We cooperated with Shenzhen Xintang (VIE) to provide guarantees for certain loan products that we facilitate in the past. Shenzhen Xintang (VIE) did not renew its financing guarantee license in 2022. We settled the remaining business of Shenzhen Xintang (VIE)in the first quarter of 2023. Shenzhen Xintang (VIE) no longer guarantees any loan products. In June 2023, one of our Chinese Mainland subsidiaries, Tianjin Yuexin that holds the financing guarantee license, started the financing guarantee business for certain loans funded by Xiaoying Microcredit (VIE). In July 2023, Tianjin Yuexin started to provide for certain loans that we facilitated and were provided by institutional funding partners. Tianjin Yuexin also built a new business model by collaboration with external financing guarantee companies, where Tianjin Yuexin assumes 20% of the guarantee liability, and the external financing guarantee company assumes 80% of the guarantee liability. Under this business model, Tianjin Yuexin has the obligation to pay 20% of the defaulted principal and interest to our institutional funding partners and no obligation to pay to the external financing guarantee company. In 2024, Tianjin Yuexin introduced a new business model involving collaborations with external financing guarantee companies. This new arrangement specifically requires Tianjin Yuexin to make payments, up to a pre-agreed cap, to reimburse external financing guarantee companies for a pre-determined portion of borrower payment defaults and the guarantee fee amount that was not collected due to prepayments. Under this business model, Tianjin Yuexin has no obligation to pay to the institutional funding partners. In 2025, we expect to deepen our cooperation with other financial institutional cooperators to provide guarantees for the loans that we facilitate in the future.

We have expanded our cooperation with high-quality external financial institutional cooperators that provide services to protect institutional funding partners from losses incurred from borrowers’ defaults and charge fees to borrowers. A portion of the fees will be subsequently paid to us by the external financial institutional cooperators as the service fee.

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

The mobile application “Yaoqianhua”, previously named as Xiaoying Wallet, was developed for our borrowers to apply for Xiaoying Revolving Loan. We have ceased the operation of Xiaoying Revolving Loan in 2020, while the mobile application “Yaoqianhua” is still in operation for existing users to access and check their history transaction details. For newly registered users and existing users, they can apply for Xiaoying Card Loan via “Yaoqianhua” application. This is done through redirection links and jumping to Xiaoying Card Loan application page.

We have completely ceased the investment in loans on our Xiaoying Wealth Management platform, while Xiaoying Wealth Management platform showcases to a limited number of whitelist users selected money market banking products, funds, and insurance provided by certain qualified business partners pursuant to the Administrative Measures on Supervision of Money Market Funds. This is done through redirection links or jumping to mini-programs, generating a relatively small volume of business for certain qualified business partners. We do not carry out any of the sale, subscription or redemption of any money market products on our Xiaoying Wealth Management platform by ourselves. As of the date of this annual report, we have removed the Xiaoying Wealth Management platform app from all major app stores.

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

AI-Powered Innovation and Digital Transformation

We are significantly increasing our investments in AI-driven solutions to stay at the forefront of technological innovation, leveraging cutting-edge advancements such as DeepSeek. AI has been seamlessly integrated across multiple business functions, delivering measurable efficiencies and enhanced capabilities:

●	Customer Service: Deployed next-generation generative AI-powered chatbots, alongside intelligent agent assistance tools (e.g., Alibaba’s Tongyi Qianwen and ByteDance’s Doubao), enabling knowledge-based recommendations and real-time conversation quality monitoring.
●	Content Moderation: Transitioned from manual to AI-automated review systems for promotional videos, improving speed and consistency.
●	Development Efficiency: Enhanced code generation and system optimization through AI, accelerating project delivery.
●	Risk Management: Our multimodal AI risk control system achieves >95% accuracy in contextual environment analysis via advanced pattern recognition, significantly boosting decision-making precision.

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

Intellectual Property

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We have registered 285 trademarks in the Chinese Mainland and 9 trademarks under application in the Chinese Mainland. We are the registered holder of 189 domain names. We also have 86 copyrights for our proprietary techniques in connection with our systems. We have registered 13 patents in the Chinese Mainland and 6 patents under application in the Chinese Mainland.

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

YZT (HK) Limited entered into a second amended and restated limited partnership agreement dated March 15, 2021, for subscribing certain limited partnership interests in IOSG Fund II LP, a limited partnership governed under the laws of the Cayman Islands and managed by IOSG Pte Ltd. focusing on the blockchain industry investment with its long-term value investment strategy and research-driven process. Pursuant to the agreement, we invested US$3 million to the partnership. As a limited partner, we do not have ability to take in the control or management of the affairs or the conduct of the business of the partnership.

YZT (HK) Limited entered into a subscription agreement dated January 28, 2022, and an amended and restated exempted limited partnership agreement dated January 28, 2022, for subscribing certain limited partnership interests in Dragonfly Ventures III Feeder, L.P., a limited partnership governed under the laws of the Cayman Islands and managed by Dragonfly GP III, LLC. Pursuant to the agreement, we invested US$10 million to the partnership. On July 3, 2023, YZT (HK) Limited entered into a capital commitment increase letter to increase its capital commitment to Dragonfly Ventures ⅡI Feeder, L.P., which has been paid as of the date of this annual letter. As a limited partner, we do not have ability to take in the control or management of the affairs or the conduct of the business of the partnership.

YZT (HK) Limited entered into a subscription agreement dated February 23, 2022, and an amended and restated exempted limited partnership agreement dated January 28, 2022, for subscribing certain limited partnership interests in Dragonfly HF (Parallel) L.P., a limited partnership governed under the laws of the Cayman Islands and managed by Dragonfly GP III, LLC. Pursuant to the agreement, we invested US$3 million to the partnership. As a limited partner, we do not have ability to take in the control or management of the affairs or the conduct of the business of the partnership. On January 23, 2023, YZT (HK) Limited entered into a withdrawal letter to withdraw all of its limited partnership interest in Dragonfly HF (Parallel) L.P. On March 28, 2023, YZT (HK) Limited entered into a switch request agreement to switch its net withdrawal proceeds to Nova Digital Opportunities Fund Limited.

YZT (HK) Limited entered into a subscription agreement dated May 15, 2022, for subscribing US$5 million convertible notes in C Squared Ventures, a company governed under the laws of the Cayman Islands. The notes are convertible into class B ordinary shares of C Squared Ventures.

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

We conduct our value-added telecommunications businesses through Shenzhen Xiaoying Technology Co., Ltd., one of our consolidated VIEs, and Shenzhen Ying Ai Gou Trading Co., Ltd., one of the subsidiaries of our consolidated VIEs, which hold telecommunications businesses operation licenses. However, there is uncertainty as to how the requirements in the above rules will be interpreted and implemented and whether there will be new rules issued which would establish further requirements and restrictions on our contractual arrangements.

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

On April 8, 2024, MIIT promulgated the Notice of the Ministry of Industry and Information Technology on the Pilot Program for Expanding the Opening up of Value-added Telecommunications Services to the Outside World, providing that in regions approved to carry out the pilot program, the restrictions on the foreign equity ratios for internet data centers (IDC), content delivery networks (CDN), internet service providers (ISP), online data processing and transaction processing, information releasing platforms and delivery services included in information services (excluding the operation of internet news information, online publishing, online audio and video, and internet culture), as well as information protection and processing services, will be removed.

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

On January 17, 2025, the State Financial Supervision and Administration Bureau published the Interim Measures for the Supervision and Administration of Microcredit Companies, or the Interim Measures for Microcredit Companies, which took effective on January 17, 2025. The Interim Measures for Microcredit Companies further refine and enhance the regulatory framework, explicitly incorporating online microcredit into its scope. The Interim Measures for Microcredit Companies introduce detailed provisions for online microcredit companies, covering operational models, business regions, loan concentration limits, information system standards for internet-based operations, risk management frameworks, disclosure requirements, and transition periods. The Interim Measures for Microcredit Companies provides that: (i) permissible business activities for microcredit companies include: (1) issuance of micro-loans; (2) acceptance and discounting of commercial bills; and (3) other activities as prescribed by laws, administrative regulations, and the National Financial Regulatory Administration; (ii) the total outstanding loans to a single borrower shall not exceed 10% of the company’s net assets, and the combined outstanding loans to a single borrower and its affiliates shall not exceed 15% of the company’s net assets; (iii) for loans extended for consumption purposes, the outstanding balance for a single borrower shall not exceed RMB 200,000; for loans extended for production and operational purposes, the aggregate outstanding balance shall not exceed RMB 10 million; (iv) for microcredit companies that are categorized as “unreachable” or “shell” companies, provincial-level local financial regulatory authorities shall make public announcements to inform the society. If no objections are raised upon the expiration of the announcement period, the authorities shall guide such companies to proceed with name or business scope amendments or deregistration with the market regulation department. The Interim Measures for Microcredit Companies impose a range of requirements for microcredit companies engaging in cooperative lending arrangements with third-party institutions, including restrictions on business outsourcing, cross-regional operations, and joint lending contribution ratios. Microcredit companies must achieve full compliance with the Interim Measures for Microcredit Companies within the transition period stipulated by local financial regulatory authorities, which shall not exceed two years.

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

Regulations Relating to the Business of Loan Facilitation

Notice on Rectification of Cash Loan Business, or Circular 141, issued by the Special Rectification of Internet Financial Risks Working Group and the P2P Credit Risks Rectification Working Group on December 1, 2017, introduces the regulating guidance on cash loan businesses. According to Circular 141, activities offering cash loans, which are characterized by the lack of specific consumption scenarios, designated purposes, targeted users or mortgages, are subject to inspections and rectifications to prohibit excessive borrowing and granting credits repeatedly to individual borrowers, collecting interests at abnormally high interest rates and violating privacy. Circular 141 clarifies that no organization or individual shall start a loan business without the required qualifications and approved licenses. The synthetic fund cost charged by various institutions on borrowers in the form of interest rates and other fees must comply with the requirements of private lending by the Supreme People’s Court. Circular 141 also sets out requirements and limitations for various entities involved in internet finance services and banking financial institutions involved in cash loan operations.

The National Financial Regulatory Administration issued the Notice 9 on April 1, 2025, which will take effect on October 1, 2025, stipulating the following requirements: (i) commercial banks shall implement list-based management and public disclosure for internet loan assistance institutions and credit enhancement institutions; (ii) Internet loan assistance fees should align with the principal repayment progress; (iii) Commercial banks must prudently and reasonably set maximum cooperation fee limits, ensuring that loan interest rates and credit enhancement service fees correspond with business risk profiles; (iv) Credit enhancement institutions will be incorporated into credit management frameworks, with quarterly assessments of their compensation and claim-paying capabilities; (v) Banks are required to upgrade internal controls, including management systems, risk control indicators, and the content of cooperation agreements. The implementation of Notice 9 may impact our cooperation with commercial banks, but as the Notice 9 has not yet come into force, it cannot be concluded on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities and to what extent they will affect our operations. Regulation Relating to Money Market Funds

According to the Administrative Measures on Supervision of Money Market Funds issued by the CSRC and the PBOC on December 17, 2015 and became effective on February 1, 2016, a fund manager or fund sales institution shall not carry out the sales of money market funds in cooperation with any internet institution or other institution engaged in the promotion or the sale, subscription or redemption of units of funds or other relevant business without adequate qualification for fund sales business registered with the CSRC.

Xiaoying Wealth Management platform showcases to a limited number of whitelist users selected money market banking products, funds, and insurance provided by certain qualified business partners pursuant to the Administrative Measures on Supervision of Money Market Funds. This is done through redirection links or jumping to mini-programs, generating a relatively small volume of business for certain qualified business partners. We do not carry out any of the sale, subscription or redemption of any money market products on our Xiaoying Wealth Management platform by ourselves. As of the date of this annual report, we have removed the Xiaoying Wealth Management platform app from all major app stores. Thus, we believe we are not subject to the above mentioned regulations in Chinese Mainland.

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

Regulations Relating to Anti-Money Laundering

The PRC Anti-Money Laundering Law, which was promulgated on January, 2007 and latest amended on November 8, 2024 and became effective on January 1, 2025, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information, and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-Money Laundering Law, financial institutions subject to the PRC Anti-Money Laundering Law include institutions in the banking industry, the securities, fund and futures industries, the insurance industry and the trust industry, non-banking payment institutions and other institutions engaged in financial business as determined and announced by the anti-money laundering authority under the State Council. Furthermore, the latest amended PRC Anti-Money Laundering Law specify the scope of specific non-financial institutions which shall also be subject to anti-money laundering obligations, which includes: (1) real estate development enterprises or real estate intermediaries providing housing sales, housing purchase and sale brokerage services; (2) accounting firms, law firms and notary organs that are entrusted to deal with the purchase and sale of real estate for their customers, to manage funds, securities or other assets on a commission basis, to manage bank accounts and securities accounts on a commission basis, to raise funds for the establishment and operation of enterprises, or to act as an agent for the purchase and sale of business entities; (3) dealers that engage in the spot trading of precious metals or precious stones whose value is above the prescribed amount; and (4) other institutions that shall perform the anti-money laundering obligations as determined by the anti-money laundering authority under the State Council in conjunction with the relevant departments of the State Council depending on money laundering risk profiles. Non-financial institution which fails to perform the anti-money laundering obligations shall be subject to penalties including order to make corrections, warning or a fine of not more than RMB 50,000 yuan; if the circumstance is serious or the specific non-financial institution fails to make corrections within the prescribed time limit, it shall be imposed upon a fine of not less than RMB 50,000 yuan but not more than RMB 500,000 yuan; and the relevant person in charge may be given a warning or imposed upon a fine of not more than RMB 50,000 yuan. Failure to take special prevention measures for anti-money laundering could also result in penalties as order to make corrections within a prescribed time limit, warning or a fine of not more than RMB 200,000 yuan. The responsible individual will be given a warning or be imposed upon a fine of not more than RMB 50,000 yuan.

The PBOC and other governmental authorities also issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions. However, the State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations.

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

Pursuant to the APP Provisions, internet app providers shall comply with relevant provisions on the scope of necessary personal information when engaging in personal information processing activities and shall not compel users to agree to non-essential personal information collection or ban users from their basic functional services due to their refusal of providing unnecessary personal information. Internet app providers shall not provide the relevant services to the users who fail to submit real identity information or use fraudulent identity information of other organizations or persons for fake registration. Internet app providers shall also establish sound information content review and management mechanism, take sound management measures such as user registration, account management, information review, daily inspection and emergency disposal, and be staffed with professionals and technical ability appropriate to the service scale. Furthermore, internet app providers who launch new technologies, applications or functions with the attribute of public opinion or the capability of social mobilization shall conduct security assessment in accordance with the applicable laws and regulations. If an internet app provider violates these regulations, internet app distribution platforms may issue warnings, suspend the release of its applications, or terminate the sale of its applications, and/or report the violations to governmental authorities, and the application provider may be imposed administrative penalty by the CAC and relevant competent authorities in accordance with relevant laws and regulations. We have established necessary mechanisms and adopted data encryption and protection technology in our mobile application to ensure the collection, protection and storage of user information are in compliance with the requirements of the APP Provisions in all material aspects. However, we cannot assure you that our understanding of the regulations will always comply with the interpretations of applicable regulatory authorities.

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

Besides, pursuant to the Measures for Cybersecurity Review, which was amended on December 28, 2021 and became effective on February 15, 2022, the internet platform operators that hold the personal information of over one million users shall apply for a cybersecurity review before any public offering at a foreign stock exchange. Our ADSs have been listed on the NYSE since September 19, 2018, prior to the effective date of the amended Measures for Cybersecurity Review in 2021, and therefore, our IPO and listing on NYSE were not deemed to be subject to the Measures for Cybersecurity Review. As of the date of this annual report, we have not conducted cross-border transfer of personal information. However, given that the Measures for Cybersecurity Review were recently promulgated, the Measures for Cybersecurity Review remain unclear on whether the relevant requirements will be applicable to further equity or debt offerings or to maintain the listing status of our Class A ordinary shares and/or ADSs by companies that have completed the initial public offering in the United States before the effectiveness of the Measures for Cybersecurity Review. Furthermore, the exact scope of “internet platform operators” under the current regulatory regime remains unclear, and we may be deemed to be an internet platform operator under Chinese Mainland law. If the Cyberspace Administration of China subsequently determine that prior cybersecurity review is required for any of our future offerings of securities overseas or to maintain the listing status of our securities overseas, we cannot guarantee that we will be able to complete such cybersecurity review in a timely manner, or at all. If not, the Cyberspace Administration of China may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our Class A ordinary shares and/or ADSs. Fines and penalties may be imposed on our operations in Chinese Mainland, limit our ability to pay dividends outside of Chinese Mainland, limit our operating privileges in Chinese Mainland, delay or restrict the repatriation of the proceeds from offering of securities overseas into Chinese Mainland or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the Class A ordinary shares and/or ADSs.

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

On September 30, 2024, the State Council published the Regulations on Network Data Security Administration, or the Network Data Regulation, which became effective on January 1, 2025. The Network Data Regulation restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant cyberspace administration of the PRC. Network data processing activities refers to the collection, retention, use, processing, transmission, provision, disclosure, deletion, and other activities of network data.

We have disclosed the regulations over data security which may have a material effect on us, including the uncertainties of these regulations, our compliance of these regulations and effect these regulations may have on us. See “Risk Factors - If we are unable to protect the confidential information of our users and adapt to the relevant regulatory framework regarding protection of such information, our business and operations may be adversely affected”.

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

The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Circular No. 19, was promulgated on March 30, 2015, became effective on June 1, 2015 and was further amended on December 30, 2019. According to the SAFE Circular No. 19, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank) at the place of registration. The Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, the SAFE Circular No. 16 was promulgated and became effective on June 9, 2016 and was further amended on December 4, 2023. According to the SAFE Circular No. 16, enterprises registered in Chinese Mainland may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. The SAFE Circular No. 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self—discretionary basis, which applies to all enterprises registered in the Chinese Mainland. The SAFE Circular No. 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope and may not be used for investments in securities or other investment with the exception of financial products with risk assessment result no higher than grade 2 and structural deposit unless otherwise specifically provided. Besides, the converted Renminbi shall not be used to make loans for related enterprises unless it is within the business scope or to build or to purchase any real estate that is not for the enterprise own use with the exception for the enterprise which operates real estate development business or real estate lease business.

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

Regulations Relating to Dividend Distribution

Distribution of dividends of foreign investment enterprises are mainly governed by the PRC Company Law promulgated in January 2006, last amended in December 2023 and came into effect in July 2024 and the Wholly Foreign-owned Enterprise Law promulgated in April 1986 and amended in September 2016 and its implementation regulations. The Wholly Foreign-owned Enterprise Law was replaced by the PRC Foreign Investment Law on January 1, 2020. Under these regulations, foreign investment enterprises in the Chinese Mainland may distribute dividends only out of their accumulative profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, no less than 10% of the accumulated profits of the foreign investment enterprises in the Chinese Mainland are required to be allocated to fund certain reserve funds each year unless these reserves have reached 50% of the registered capital of the enterprises. A Chinese Mainland company is not permitted to distribute any profits until any losses from previous fiscal years have been offset.

Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from Xiaoying (Beijing) Information Technology Group Co., Ltd., which is a wholly foreign-owned enterprise incorporated in Chinese Mainland, to fund any cash and financing requirements we may have. Limitation on the ability of our consolidated VIEs to make remittance to the wholly-foreign owned enterprise and on the ability of our wholly-foreign owned enterprise to pay dividends to us could limit our ability to access cash generated by the operations of those entities. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.”

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

Enterprise Income Tax

In December 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, or the Implementing Rules, which became effective on January 1, 2008 and amended on April 23, 2019. The Enterprise Income Tax Law and its relevant Implementing Rules (i) impose a uniform 25% enterprise income tax rate, which is applicable to both foreign invested enterprises and domestic enterprises (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules and (iii) introduces new tax incentives, subject to various qualification criteria.

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

Value-Added Tax

According to the Provisional Regulations on Value Added Tax of the PRC promulgated by the State Council on December 13, 1993, effective since January 1, 1994, most recently amended in November 2017, and the Detailed Implementing Rules of the Temporary Regulations on Value-added Tax of the PRC promulgated by the Ministry of Finance of the PRC on December 15, 2008, effective since January 1, 2009, and amended on October 28, 2011, all taxpayers selling goods, providing processing, repair and replacement services, sales of services, intangible assets and immovable assets, and importation of goods within the PRC shall pay value-added tax. On December 25, 2024, the SCNPC promulgated the Value-Added Tax Law of the PRC, which will become effective on January 1, 2026.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, together with five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Trial Measures, Chinese Mainland domestic companies that directly or indirectly seek to offer or list their securities overseas are required to fulfil the filing procedure with the CSRC and report relevant information to the CSRC. Specifically, the overseas securities offering and listing of any issuer will be deemed as indirect overseas offering by Chinese Mainland domestic companies if the following conditions are met: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by Chinese Mainland domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in Chinese Mainland, or its main place(s) of business are located in Chinese Mainland, or the majority of senior management staff in charge of its business operations and management are Chinese Mainland citizens or have their usual place(s) of residence located in Chinese Mainland. Where a Chinese Mainland domestic company fails to fulfill the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such Chinese Mainland domestic company may be subject to administrative penalties such as order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties such as warnings and fines. In addition, pursuant to the Trial Measures, an overseas offering and listing of the securities of a Chinese Mainland domestic company is prohibited under any of the following circumstances, if (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the Chinese Mainland domestic companies intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the Chinese Mainland domestic companies intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no clear conclusion has yet been made thereof; or (v) there are material ownership disputes over equity interests held by the Chinese Mainland domestic companies’ controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which took effect on March 31, 2023. Pursuant to the Archives Rules, Chinese Mainland domestic companies that seek overseas offering and listing shall strictly abide by applicable laws and regulations of the Chinese Mainland and the Archives Rules, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Furthermore, a Chinese Mainland domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, a Chinese Mainland domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Archives Rules also stipulate that a Chinese Mainland domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations.

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

On April 25, 2024, the SAMR promulgated the Anti-monopoly Compliance Guideline for Undertakings, also known as the Anti-monopoly Guideline. The Anti-Monopoly Guideline introduces a compliance incentive mechanism, allowing anti-monopoly enforcement agencies to consider the establishment and implementation of anti-monopoly compliance management systems by business operators when addressing monopolistic practices. On June 6, 2024, the State Council promulgated the Regulation on Fair Competition Review, which has strengthened the supervision of fair competition reviews by establishing a comprehensive oversight mechanism, including fair competition review, random inspections, complaint handling, supervision, and other related processes.

4.C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report. It omits certain entities that are immaterial to our results of operations, business and financial condition and also omits certain trusts and limited partnership enterprises we consolidate. The relationships between, on the one hand, each of Beijing Ying Zhong Tong (VIE), Shenzhen Xintang (VIE), and Shenzhen Xiaoying (VIE), and on the other, Beijing WFOE as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership. The dissolvement has been approved by Beijing WFOE pursuant to the relevant variable interest entity agreements.

(1)	In December 2017, Beijing WFOE acquired 100% of the equity interest held by Shenzhen Xiaoying (VIE) in Shenzhen Xiaoying Puhui Technology Co., Ltd. and Shenzhen Xiaoying Information Technology Group Co., Ltd.
(2)	Mr. Yue (Justin) Tang and entities controlled by Mr. Yue (Justin) Tang hold 42.9838% and 57.0162% of equity interest in Shenzhen Xiaoying, respectively.
(3)	Shenzhen Lelebu holds 100% equity interest in Shenzhen Xintang (VIE).
(4)	Mr. Yue (Justin) Tang and Mrs. Jing Sun holds 51% and 49% of the equity interest in Beijing Ying Zhong Tong (VIE), respectively.

* Entities in which the shareholders of X Financial own the interests.

** Entities in which the shareholders of X Financial do not own any interests.

X Financial is a holding company and does not conduct operations. YZT (HK) Limited, or YZT (HK), is X Financial’s wholly-owned subsidiary incorporated in Hong Kong and is an intermediate holding company. Xiaoying (Beijing) Information Technology Group Co., Ltd., or Beijing WFOE, is a wholly-owned subsidiary of YZT (HK) Limited. Beijing WFOE was incorporated in the Chinese Mainland and conducts operations in the Chinese Mainland. Shenzhen Xiaoying Information Technology Group Co., Ltd., or Shenzhen Xiaoying IT, is a wholly-owned subsidiary of Beijing WFOE. Shenzhen Xiaoying IT was incorporated in the Chinese Mainland and conducts operations in the Chinese Mainland. Shenzhen Xiaoying Puhui Technology Co., Ltd., or Shenzhen Puhui, is a wholly owned subsidiary of Beijing WFOE. Shenzhen Puhui was incorporated in the Chinese Mainland and conducts operations in the Chinese Mainland. Tianjin Yuexin Financing Guarantee Co., Ltd., or Tianjin Yuexin, and Dingyue Digital and Information Technology (Shenzhen) Group Co., Ltd., or Dingyue Digital, are wholly-owned subsidiaries of Shenzhen Puhui. Tianjin Yuexin and Dingyue Digital were incorporated in the Chinese Mainland and conduct operations in the Chinese Mainland.

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

●	the VIE Agreements constitute valid, legal and binding obligations enforceable against each of the parties thereto in accordance with the terms of each of the VIE Agreements, subject, as to enforceability, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles; and
●	the due execution, delivery and performance of each of the VIE Documents by the parties thereto result in any violation of any explicit requirements under any PRC Laws in all material aspects.

However, there are substantial uncertainties regarding the interpretation and application of PRC laws and future PRC laws and regulations, and there can be no assurance that any governmental agency will not take a view that is contrary to or otherwise different from our views stated herein.

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

Agreements that allow us to receive economic benefits from the VIEs

Exclusive Business Cooperation Agreements. Pursuant to the Exclusive Business Cooperation Agreements among Beijing WFOE and each of the VIEs, Beijing WFOE or its designated person has the exclusive right to provide the VIEs with technical support, consulting and other services in return for fees based on 100% total consolidated profit of the VIEs after making up any cumulative loss (if any) of the VIEs and its affiliated companies and setting of the working capital, operational costs, taxes and other statutory contributions required. Without Beijing WFOE’s prior written consent, the VIEs may not accept any services subject to these agreements from any third party. Beijing WFOE has the right to determine the service fee to be charged to the VIEs under these agreements by considering, among other things, the complexity of the services, the time that may be spent for providing such services, as well as the commercial value and specific content of the service provided. Beijing WFOE will have the exclusive ownership of all intellectual property rights created as a result of the performance of these agreements. For the agreements between Beijing WFOE and each of the VIEs, unless Beijing WFOE terminates these agreements in advance, these agreements will remain effective for ten years. Unless agreed by both parties in writing, these agreements shall be automatically renewed for another ten years upon its expiration.

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

4.D. Property, Plant and Equipment

Our corporate headquarters are located in Shenzhen, where we lease an area of approximately 5,106 square meters as of the date of this annual report. We also lease office space of approximately 1,785 square meters in Beijing and office space of approximately 1,601 square meters in Shanghai. We lease our premises from third parties under operating lease agreements. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

The regulatory environment for the online personal finance industry in Chinese Mainland is developing and evolving, creating both challenges and opportunities that could affect our financial performance. We continue to operate in close alignment with the evolving regulatory framework. The recent notice issued by the National Financial Regulatory Administration regarding internet-based loan facilitation reflects an ongoing policy trajectory rather than a major change in direction. While the specific implementation of certain measures remains to be clarified, we believe the broader objective remains consistent: promoting responsible credit access while ensuring financial stability. We view the growing inclusion of loan facilitation platforms like ours under formal regulatory supervision as an indication of our increasing recognition within the financial system. This trend supports long-term sustainability and reinforces our role in enabling efficient credit delivery.

Due to the relatively short history of online personal finance industry in Chinese Mainland, a comprehensive regulatory framework governing our industry is under development by the Chinese Mainland government. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry” for details. While new laws and regulations or changes to existing laws and regulations could make facilitating loans to borrowers more difficult or expensive, or making such loan products more difficult for institutional funding partners to accept or on terms favorable to us, these events could also provide new product and market opportunities. We remain committed to full compliance with regulatory directives and continue to engage constructively with stakeholders. We will continue to diversify our funding sources, expand our loan product and service mix, and enhance our risk management to support our business growth.

Size of Borrower Base and Engagement

Our revenues are dependent on our ability to acquire new borrowers and retain existing borrowers. The size of our borrower base directly affects the total amount of loans we facilitate and in turn the service fees that we collect. The number of active borrowers on our platform increased from 3,326,774 borrowers in 2022 to 4,495,997 borrowers in 2023, and then further increased to 5,231,887 borrowers in 2024, of which 2,100,641 or 63.1%, 2,853,149 or 63.5%, and 3,180,028 or 60.8% were new borrowers, respectively. In 2022, 2023 and 2024, we have facilitated RMB73,655 million, RMB105,557 million and RMB104,889 million of loans on our platform, respectively. We are a leading player in the online personal finance industry. To date, we rely on attractive fee rates, products and services to acquire new borrowers. We also utilize various marketing efforts to attract and retain borrowers. A change in our ability to attract or retain borrowers, or a change in the acquisition cost of such borrowers, may potentially affect our revenue and profitability.

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

Ability to Maintain Effective Risk Management

Our ability to effectively assess the credit risk of borrowers and classify borrowers into appropriate risk profiles impacts our ability to attract and retain borrowers and institutional funding partners, both of which directly relate to users’ confidence in our platform. The delinquency rate for all outstanding loans on our platform that were 31-60 days past due increased from 1.02% as of December 31, 2022 to 1.57% as of December 31, 2023, and then decreased to 1.17% as of December 31, 2024. The primary reasons for the decrease of the delinquency rates in 2024 include (i) the proactive adjustment of our risk policies in response to the evolving environment; and (ii) our improved ability to attract and retain more borrowers with better credit score. We intend to optimize our fraud detection capabilities, improve accuracy of our credit scoring model and enhance our collection effectiveness on a continuing basis through the combination of our big-data analytical capabilities and the increasing amount of data we accumulate through our operations. See “Item 4. Information on the Company—4.B. Business Overview—Risk Management” for details.

Ability to Maintain Stable Funding Sources and Diversify and Expand Our Funding Channels

Our revenue is dependent on our ability to maintain stable funding sources and diversify and continuously expand our funding sources. At the end of 2019, we ceased funding our loan products from our individual investors through Xiaoying Wealth Management platform. We actively expanded institutional funding, such as banks, consumer finance companies, trust companies and other institutions, and achieved 100% institutional funding for the new loans facilitated by the end of the second quarter of 2020. In May 2021, we obtained a network microcredit license from the Local Financial Regulatory Bureau of Shenzhen Municipality and started online microcredit business in July 2021. The availability of funds affects our liquidity and the amount of transactions that we will be able to facilitate. In 2022, 97.3% of the total funding for loans we facilitated were provided by institutional funding partners, 2.7% were provided by our own funds. In 2023, 97.2% of the total funding for loans we facilitated were provided by institutional funding partners, 2.8% were provided by our own funds. In 2024, 95.9% of the total funding for loans we facilitated were provided by institutional funding partners, 4.1% were provided by our own funds.

Relationship with Financial Institutional cooperators

Our collaboration with financial institutional cooperators is an important factor affecting our results of operations. We benefit from the protection of credit insurance or guarantee service which is provided by our financial institutional cooperators to investors or institutional funding in the event of borrower’s default. Substantially all of our financial institutional cooperators have at least AA+ credit rating issued by renowned rating companies. Our financial institutional cooperators provide services covering both the North China and South China areas, most of which have a registered capital of more than RMB1 billion. Our financial institutional cooperators’ strong brand recognition in China assists us in expanding our institutional funding base at reasonable expenses.

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

In 2023, one of our Chinese Mainland subsidiaries, Tianjin Yuexin that holds the financing guarantee license, cooperated with external financing guarantee companies, where Tianjin Yuexin assumes 20% of the guarantee liability, and the external financing guarantee company assumes 80% of the guarantee liability. In 2024, Tianjin Yuexin introduced a new business model involving collaborations with external financing guarantee companies. This new arrangement specifically requires Tianjin Yuexin to make payments, up to a pre-agreed cap, to reimburse external financing guarantee companies for a pre-determined portion of borrower payment defaults and the guarantee fee amount that was not collected due to prepayments. Under this business model, Tianjin Yuexin has no obligation to pay to the institutional funding partners. See “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with Financial Institutional Cooperators “ for details. We have expanded our cooperation with high-quality external financing guarantee companies that provide guarantee services to protect institutional funding partners from losses incurred from borrowers’ defaults and charge guarantee fees to borrowers. A portion of guarantee fees will be subsequently paid to us by the external financing guarantee companies as the service fee. We may consider introducing other funding protection arrangements. We cannot assure you that new arrangements would be perceived by our financial institutional cooperators or institutional funding partners, which may have adverse impact on our business operations.

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

	December 31,
	2022	2023	2024
Delinquent for 31-60 days	1.02%	1.57%	1.17%

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

	Delinquent for
	31 - 90 days	91 - 180 days
December 31, 2022	1.79%	1.94%
December 31, 2023	2.81%	3.12%
December 31, 2024	2.09%	2.48%

The delinquency rate for Xiaoying Credit Loan that were 31-60 days past due increased from 1.02% as of December 31, 2022 to 1.57% as of December 31, 2023, and then decreased to 1.17% as of December 31, 2024. The delinquency rate for Xiaoying Credit Loan that were 31-90 days past due increased from 1.79% as of December 31, 2022 to 2.81% as of December 31, 2023, and then decreased to 2.09% as of December 31, 2024. The delinquency rate for Xiaoying Credit Loan that were 91-180 days past due increased from 1.94% as of December 31, 2022 to 3.12% as of December 31, 2023, and then decreased to 2.48% as of December 31, 2024. The primary reasons for the decrease of the delinquency rates in 2024 include (i) the proactive adjustment of our risk policies in response to the evolving environment; and (ii) our improved ability to attract and retain more borrowers with better credit score.

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

The following chart displays the historical cumulative 91-day plus past due delinquency rates by loan origination vintage for all continuing Xiaoying Credit Loan facilitated through our platform up to December 31, 2024.

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues
Loan facilitation service	2,044,344	57.4%	2,740,974	56.9%	3,102,345	425,020	52.8%
Post-origination service	372,451	10.5%	596,582	12.4%	759,539	104,056	12.9%
Financing income	966,277	27.1%	1,137,336	23.6%	1,372,004	187,964	23.5%
Guarantee income	—	—	24,497	0.5%	201,716	27,635	3.4%
Other revenue	179,878	5.0%	315,495	6.6%	436,178	59,756	7.4%
Total net revenue	3,562,950	100.0%	4,814,884	100.0%	5,871,782	804,431	100.0%
Operating costs and expenses:
Origination and servicing	1,337,370	37.5%	1,544,014	32.1%	1,738,139	238,124	29.6%
Borrower acquisitions and marketing	833,109	23.4%	1,370,942	28.5%	1,582,472	216,798	27.0%
General and administrative	143,235	4.0%	153,943	3.2%	175,934	24,103	3.0%
(Reversal of) provision for contingent guarantee liabilities	(14,000)	(0.4)%	67,520	1.4%	241,738	33,118	4.1%
Provision for accounts receivable and contract assets	21,836	0.6%	12,234	0.3%	35,732	4,895	0.6%
Reversal of provision for loan receivable from Xiaoying Housing Loans	(6,066)	(0.2)%	(4,213)	(0.1)%	(4,157)	(569)	(0.1)%
Provision for loans receivable from Xiaoying Credit Loans and other loans	164,642	4.6%	233,350	4.8%	225,815	30,936	3.8%
Change in fair value of financial guarantee derivative	(137,654)	(3.9)%	(24,966)	(0.5)%	(1,038)	(142)	(0.0)%
Fair value adjustments related to Consolidated Trusts	6,168	0.2%	531	0.0%	—	—	—
Provision for (reversal of) credit losses on deposits to institutional cooperators	1,296	0.0%	(674)	(0.0)%	3,223	441	0.1%
(Reversal of) provision for credit losses for other financial assets	(765)	(0.0)%	86	0.0%	155	22	0.0%
Total operating expenses	2,349,171	65.8%	3,352,767	69.7%	3,998,013	547,726	68.1%
Income from operations	1,213,779	34.2%	1,462,117	30.3%	1,873,769	256,705	31.9%
Interest income (expense), net	3,756	0.1%	(20,365)	(0.4)%	(560)	(77)	(0.0)%
Foreign exchange loss	(19,963)	(0.6)%	(4,023)	(0.1)%	(9,533)	(1,306)	(0.2)%
(Loss) income from financial investments	(9,526)	(0.3)%	6,498	0.1%	17,134	2,347	0.3%
Impairment losses on financial investments	(8,875)	(0.2)%	—	—	—	—	—
Other income, net	40,724	1.1%	24,351	0.5%	13,521	1,852	0.2%
Income before income taxes	1,219,895	34.3%	1,468,578	30.4%	1,894,331	259,521	32.2%
Income tax expense	(396,074)	(11.0)%	(261,130)	(5.4)%	(405,702)	(55,581)	(6.9)%
(Loss) gain from equity in affiliates, net of tax	(42,252)	(1.3)%	(1,931)	(0.0)%	10,159	1,392	0.2%
Gain (loss) from financial investments at equity method, net of tax	30,426	0.9%	(18,723)	(0.4)%	41,118	5,633	0.7%
Net income	811,995	22.9%	1,186,794	24.6%	1,539,906	210,965	26.2%

Note: The presentation of consolidated statements of comprehensive income has been changed since 2024. As a result, certain line items presented in the consolidated statements of comprehensive income for the previous fiscal years have been retrospectively adjusted to conform to current presentation. For further information, see Note 2(al) “Summary of significant accounting policies - Revisions of prior year”.

The table below summarizes key financial ratios for the fiscal years ended 2022, 2023, and 2024. These ratios are calculated based on the audited financial data presented within this Form 20-F and offer a concise overview of the Company’s financial performance and position.

	For the Year Ended December 31,
	2022	2023	2024
Operating Margin (1)	34.1%	30.4%	31.9%
Net Income Margin (2)	22.8%	24.6%	26.2%
Return on Equity (3)	18.6%	22.4%	24.1%
Return on Assets (4)	10.0%	11.6%	13.1%

Note:

(1) Operating Margin: This ratio indicates the profitability of our core business operations. It shows the profit generated from our main activities for each dollar of revenue. It is calculated as Income from Operations divided by Total Net Revenue for the fiscal year.

(2) Net Income Margin: This ratio reflects our overall profitability. It shows the profit remaining for each dollar of revenue after all expenses, including interest and taxes, have been paid. It is calculated as Net Income divided by Total Net Revenue for the fiscal year.

(3) Return on Equity (ROE): This ratio measures how effectively we generate profit from shareholders’ investments. It shows the profit we earn for each dollar of equity. It is calculated as Net Income divided by Average Total Equity for the fiscal year. Average Total Equity is calculated using the opening and closing balances.

(4) Return on Assets (ROA): This ratio indicates how efficiently we use our total assets to generate profit. It shows the profit we earn for each dollar of assets. It is calculated as Net Income divided by Average Total Assets for the fiscal year. Average Total Assets is calculated using the opening and closing balances.

In 2024, net revenues increased meaningfully, while total facilitated loan volume remained stable at RMB104.9 billion,. This revenue growth was driven by improved economics, including stronger borrower quality, lower prepayment rates, and pricing conditions influenced by ongoing monetary policy support.

Asset quality also improved during the year. Delinquency rates declined across key risk categories, reflecting continued enhancements to our credit risk controls and underwriting practices. These trends supported stronger unit-level profitability and contributed to a more predictable revenue base.

Operating margins expanded despite higher customer acquisition costs. This reflects the benefits of scale and improved efficiency across our platform. In addition, revenue from post-loan services grew at a healthy pace, supported by a larger base of outstanding loans.

We anticipate continued loan volume growth for 2025, though we remain attentive to evolving regulatory developments. We believe our disciplined risk management and operational agility will continue to support profitable performance. We remain committed to compliance with applicable laws and regulatory directives, consistent with our longstanding practice of strict compliance and constructive engagement with regulatory authorities.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net Revenues

The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented:

	For the Year Ended December 31,
	2023		2024
	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues
Loan facilitation service	2,740,974	56.9%	3,102,345	425,020	52.8%
Post-origination service	596,582	12.4%	759,539	104,056	12.9%
Financing income	1,137,336	23.6%	1,372,004	187,964	23.5%
Guarantee income	24,497	0.5%	201,716	27,635	3.4%
Other revenue	315,495	6.6%	436,178	59,756	7.4%
Total net revenue	4,814,884	100.0%	5,871,782	804,431	100.0%

While overall loan volumes remained flat year-over-year, several key factors contributed to the increase in net revenues:

1.Improved credit performance, including lower delinquency rates, enhanced revenue per loan.

2.Lower borrower prepayment rates improved revenue capture by reducing early loan terminations, allowing us to recognize a greater portion of expected fees.

3.Declining benchmark interest rates lowered our funding costs, which improved the overall profitability of our operations.

These dynamics reflect structural improvements in our risk management framework and the effects of accommodative policy measures that have supported credit availability and borrower affordability.

Loan Facilitation Service

Loan facilitation service fees increased from RMB2,741.0 million in 2023 RMB3,102.3 million (US$425.0 million) in 2024, primarily due to a decrease in the expected prepayment rates this year compared with 2023.

Post-origination Service

Post-origination service fees increased from RMB596.6 million in 2023 to RMB759.5 million (US$104.1 million) in 2024, primarily due to the cumulative effect of increased volume of loans facilitated in the previous years. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

Financing Income

Financing income increased from RMB1,137.3 million in 2023 to RMB1,372.0 million (US$188.0 million) in 2024, primarily due to an increase in average loan balances held by us compared with 2023.

Guarantee income

Guarantee income increased from RMB24.5 million in 2023 to RMB201.7 million (US$27.6 million) in 2024, due to the cumulative effect of increased volume of loans facilitated covered by guarantee service compared with 2023. Revenues from guarantee service are recognized systematically when we released from the underlying risk.

Other Revenue

Other revenue increased from RMB315.5 million in 2023 to RMB436.2 million (US$59.8 million) in 2024, primarily due to an increase in referral service fee for introducing borrowers to other platforms.

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our total revenues, for the periods presented.

	For the Year Ended December 31,
	2023		2024
	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating costs and expenses:
Origination and servicing	1,544,014	32.1%	1,738,139	238,124	29.6%
Borrower acquisitions and marketing	1,370,942	28.5%	1,582,472	216,798	27.0%
General and administrative	153,943	3.2%	175,934	24,103	3.0%
(Reversal of) provision for contingent guarantee liabilities	67,520	1.4%	241,738	33,118	4.1%
Provision for accounts receivable and contract assets	12,234	0.3%	35,732	4,895	0.6%
Reversal of provision for loan receivable from Xiaoying Housing Loans	(4,213)	(0.1)%	(4,157)	(569)	(0.1)%
Provision for loans receivable from Xiaoying Credit Loans and other loans	233,350	4.8%	225,815	30,936	3.8%
Change in fair value of financial guarantee derivative	(24,966)	(0.5)%	(1,038)	(142)	(0.0)
Fair value adjustments related to Consolidated Trusts	531	0.0%	—	—	—
(Reversal of) provision for credit losses on deposits to institutional cooperators	(674)	(0.0)%	3,223	441	0.1%
Provision for credit losses for other financial assets	86	0.0%	155	22	0.0%
Total operating expenses	3,352,767	69.7%	3,998,013	547,726	68.1%

Operating expenses increased from RMB3,352.8 million in 2023 to RMB3,998.0 million (US$547.7 million) in 2024, reflecting growth in the cumulative effect of increased loan volumes and intensified marketing investments. Borrower acquisition and marketing expenses grew due to higher competitive pressures and targeted campaigns aimed at high-quality borrower segments. Provision for contingent guarantee liabilities notably increased due to the expanded scale of loans facilitated under guarantee arrangements.

Despite these incremental expenses, operational efficiency improved, as evidenced by an operating margin expansion to approximately 31.9% from 30.4% in the prior year. This improvement is attributable to operational leverage gained through increased scale, optimized borrower acquisition strategies, and efficiencies derived from expanded use of AI technologies across collections.

Origination and Servicing Expenses

Origination and servicing expenses increased from RMB1,544.0 million in 2023 to RMB1,738.1 million (US$238.1 million) in 2024, primarily due to the increase in collection expenses resulting from the cumulative effect of increased volume of loans facilitated and originated in the previous quarters compared with 2023.

Borrower Acquisitions and Marketing Expenses

Borrower acquisitions and marketing expenses increased from RMB1,370.9 million in 2023 to RMB1,582.5 million (US$216.8 million) in 2024, primarily due to intensified efforts in borrower acquisitions compared with 2023.

General and Administrative

General and administrative expenses increased from RMB153.9 million in 2023 to RMB175.9 million (US$24.1 million) in 2024, primarily due to the increase in labor costs and share-based compensation expenses.

Provision for Contingent Guarantee Liabilities

Provision for contingent guarantee liabilities in 2024 was RMB241.7 million (US$33.1 million), compared with RMB67.5 million in 2023, primarily due to an increase in guarantee liabilities held by us as a result of the increased volume of loans facilitated covered by the guarantee service this year compared with 2023.

Provision for Accounts Receivable and Contract Assets

Provision for accounts receivable and contract assets increased from RMB12.2 million in 2023 to RMB35.7 million (US$4.90 million) in 2024, primarily due to an increase in accounts receivable and contract assets from guarantee income as a result of the increased volume of loans facilitated covered by the guarantee service this year compared with 2023.

Provision for loans receivable from Xiaoying Credit Loans and other loans

Provision for loan receivables from Xiaoying Credit Loans and other loans decreased from RMB233.4 million in 2023 to RMB 225.8 million (US$30.9 million) in 2024, primarily due to a decrease in the average estimated loss rate compared with 2023.

Change in Fair Value of Financial Guarantee Derivative

We entered into a series of arrangements with various financial institutional cooperators for certain guarantee services, through Shenzhen Xintang (VIE) before the first quarter of 2023 or through Tianjin Yuexin in and after 2023, to receive guarantee fees and to reimburse, up to a pre-agreed cap, financial institutional cooperators for a pre-determined portion of borrower payment defaults and the guarantee fee amount that was not collected due to prepayments. Gains from fair value of financial guarantee derivative decreased from RMB25.0 million in 2023 to RMB1.0 million (US$0.1million) in 2024, primarily due to the release of obligation from such guarantee services in 2023 as we settled the remaining business of Shenzhen Xintang (VIE) in the first quarter of 2023.

Income Tax Expense

Income tax expense increased from RMB261.1 million in 2023 to RMB405.7 million (US$55.6 million) in 2024, primarily due to the increase of profit before tax and valuation allowance as a result of a change in judgment about the ability of we to utilize a beginning-of-the-year deferred tax asset in future years.

Net Income

As a result of the foregoing, our net income increased from RMB1,186.8 million in 2023 to RMB1,539.9 million (US$211.0 million) in 2024.

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

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our total revenues, for the periods presented.

	For the Year Ended December 31,
	2022		2023
	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating costs and expenses:
Origination and servicing	1,337,370	37.5%	1,544,014	217,470	32.1%
Borrower acquisitions and marketing	833,109	23.4%	1,370,942	193,093	28.5%
General and administrative	143,235	4.0%	153,943	21,682	3.2%
(Reversal of) provision for contingent guarantee liabilities	(14,000)	(0.4)%	67,520	9,510	1.4%
Provision for accounts receivable and contract assets	21,836	0.6%	12,234	1,723	0.3%
Reversal of provision for loan receivable from Xiaoying Housing Loans	(6,066)	(0.2)%	(4,213)	(593)	(0.1)%
Provision for loans receivable from Xiaoying Credit Loans and other loans	164,642	4.6%	233,350	32,867	4.8%
Change in fair value of financial guarantee derivative	(137,654)	(3.9)%	(24,966)	(3,516)	(0.5)%
Fair value adjustments related to Consolidated Trusts	6,168	0.2%	531	75	0.0%
Provision for (reversal of) credit losses on deposits to institutional cooperators	1,296	0.0%	(674)	(95)	(0.0)%
(Reversal of) provision for credit losses for other financial assets	(765)	(0.0)%	86	12	0.0%
Total operating expenses	2,349,171	65.8%	3,352,767	472,228	69.6%

Origination and servicing expenses

Origination and servicing expenses increased from RMB1,337,4 million in 2022 to RMB1,544.0 million (US$217.5 million) in 2023, primarily due to the following factors: (i) an increase in collection expenses resulting from the increase in total loan amount facilitated and originated this year, and (ii) an increase in interest expenses as a result of an increase in payable to institutional funding partners and investors.

Borrower acquisitions and marketing expenses

Borrower acquisitions and marketing expenses increased from RMB833.1 million in 2022 to RMB1,370.9 million (US$193.1 million) in 2023, primarily due to intensified efforts in borrower acquisitions compared with 2022.

General and administrative

General and administrative expenses increased from RMB143.2 million in 2022 to RMB153.9 million (US$21.7 million) in 2023, primarily due to the increase in labor costs.

Provision for contingent guarantee liabilities

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

Change in Fair Value of Financial Guarantee Derivative

From September 2017, our exposure for loans newly facilitated is limited to the contractual guarantee fee that we cannot collect under the agreement from the borrower, through Shenzhen Xintang (VIE), as a result of default or prepayment but are still obligated to compensate our financial institutional cooperators based on the contractual guarantee fee up to the pre-agreed cap. The financial guarantee is accounted for as a derivative. Change in fair value of financial guarantee derivative decreased from RMB137.7 million in 2022 to RMB25.0 million (US$3.5 million) in 2023, primarily due to the decline in fair value gain realized as a result of the release of obligation in 2023 as we settled the remaining business of Shenzhen Xintang (VIE) in the first quarter of 2023.

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

Income Tax Expense

Income tax expense decreased from RMB396.1 million in 2022 to RMB261.1 million (US$36.8million) in 2023, primarily due to the decrease of valuation allowance as a result of a change in judgment about the ability of our company group to utilize a beginning-of-the-year deferred tax asset in future years.

Net Income

As a result of the foregoing, our net income increased from RMB812.0 million in 2022 to RMB1,186.8 million (US$167.2 million) in 2023.

Discussion of Key Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheet as of December 31, 2022, 2023 and 2024. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Assets
Cash and cash equivalents	602,271	1,195,352	984,611	134,891
Restricted cash, net	404,689	749,070	676,793	92,720
Accounts receivable and contract assets, net	1,161,912	1,659,588	2,029,550	278,047
Loans receivable from Xiaoying Credit Loans and other loans, net	3,810,393	4,947,833	4,828,317	661,477
Loan receivable from Xiaoying Housing Loans, net	10,061	8,657	—	—
Loans at fair value	120,280	—	—	—
Deposits to institutional cooperators, net	1,770,317	1,702,472	1,958,297	268,286
Prepaid expenses and other current assets	71,082	48,768	34,079	4,667
Financial guarantee derivative	—	—	1,038	142
Deferred tax assets, net	88,428	135,958	197,713	27,087
Long-term investments	495,995	493,411	498,038	68,231
Financial investments	192,620	608,198	513,476	70,346
Property and equipment, net	5,861	8,642	15,833	2,169
Intangible assets, net	36,550	36,810	36,592	5,013
Other non-current assets	67,204	55,265	44,951	6,158
Total Assets	8,837,663	11,650,024	11,819,288	1,619,234
Liabilities
Payable to investors and institutional funding partners at amortized cost	2,627,910	3,584,041	2,184,086	299,218
Payable to investors at fair value	141,289	—	—	—
Contingent guarantee liabilities	—	61,907	187,641	25,707
Financial guarantee derivative	107,890	—	—	—
Deferred guarantee income	—	46,597	164,725	22,567
Short-term borrowings	70,209	565,000	328,500	45,004
Accrued payroll and welfare	63,681	86,771	94,717	12,976
Other taxes payable	255,691	289,821	279,993	38,358
Income taxes payable	270,089	446,500	591,491	81,034
Deposit payable to channel cooperators	19,700	19,700	12,016	1,646
Dividend payable	—	59,226	—	—
Accrued expenses and other current liabilities	476,035	575,727	929,490	127,340
Other non-current liabilities	51,193	37,571	27,516	3,770
Deferred tax liabilities	722	30,040	65,959	9,036
Total Liabilities	4,084,409	5,802,901	4,866,134	666,656

Accounts receivable and contract assets, net. Accounts receivable and contract assets consist primarily of the service fees earned from our customers. Our accounts receivable and contract assets increased from RMB1,659.6 million as of December 31, 2023 to RMB2,029.6 million (US$278.0 million) as of December 31, 2024, primarily due to an increase in accounts receivable and contract assets from guarantee income receivable as a result of the increased volume of loans facilitated covered by the guarantee service this year compared with 2023. Our accounts receivable and contract assets increased from RMB1,161.9 million as of December 31, 2022 to RMB1,659.6 million as of December 31, 2023.

Loans receivable from Xiaoying Credit Loans and other loans, net. Loans receivable from Xiaoying Credit Loans and other loans consist primarily of loans facilitated through the Consolidated Trusts and Partnerships and loans provided by Xiaoying Microcredit (VIE). Our loans receivable from Xiaoying Credit Loans and other loans decreased from RMB4,947.8 million as of December 31, 2023 to RMB4,828.3 million (US$661.5 million) as of December 31, 2024, primarily due to a decrease in loans facilitated through Consolidated Trusts and Partnerships, and partially offset by an increase in loans provided by our own fund from our microcredit business. Our loans receivable from Xiaoying Credit Loans and other loans increased from RMB3,810.4 million as of December 31, 2022 to RMB4,947.8 million as of December 31, 2023.

Deposits to institutional cooperators, net. Deposits to cooperators relate to the pledged cash to our financial institutional cooperators and the amount of deposit is separately agreed with each institutional cooperator. The deposits paid to our financial institutional cooperators increased from RMB1,702.5 million as of December 31, 2023 to RMB1,958.3 million (US$268.3 million) as of December 31, 2024, primarily due to an increase in the total loan amount facilitated this year compared with 2023. The deposits paid to our financial institutional cooperators decreased from RMB1,770.3 million as of December 31, 2022 to RMB1,702.5 million as of December 31, 2023.

Long-term investments. Long-term investments mainly consist of equity investments of Chinese Mainland private companies. Our long-term investments increased from RMB493.4 million in 2023 to RMB498.0 million (US$68.2 million) in 2024, primarily due to the increase in gain from equity in affiliates during the year.

Financial investment. Financial investment mainly consists of investments in Venture capital funds whose strategies are research driven and long-term investment preference, and investments in several U.S. Treasury bills with original maturities over three months, fund linked note, term deposit and wealth management products for the purposes of benefiting our financial position. Our financial investments decreased from RMB608.2 million in 2023 to RMB513.5 million (US$70.3 million) in 2024, primarily due to the redemption of wealth management products during the year.

Payable to investors and institutional funding partners at amortized cost. Payable to investors and institutional funding partners at amortized cost consist primarily of the proceeds received from the trust partners and investors through consolidated trust and partnerships. Our payable to investors and institutional funding partners at amortized cost was RMB3,584.0 million and RMB2,184.1 million (US$299.2 million) as of December 31, 2023 and 2024 respectively, primarily due to a decrease in the transaction volume in 2024. Our payable to investors and institutional funding partners at amortized cost was RMB2,627.9 million and RMB3,584.0 million as of December 31, 2022 and 2023 respectively.

Contingent guarantee liabilities. Our contingent guarantee liabilities increased from RMB61.9 million in 2023 to RMB187.6 million (US$25.7 million) in 2024, primarily due to the cumulative effect of increased volume of loans facilitated covered by guarantee service compared with 2023.

Financial Guarantee Derivative. We entered into a series of arrangements with various financial institutional cooperators for certain guarantee services, through Shenzhen Xintang (VIE) before the first quarter of 2023 or through Tianjin Yuexin in and after 2023. The agreements entitle us a right to receive guarantee fees and require we to make payment, up to a pre-agreed cap, to reimburse financial institutional cooperators for a pre-determined portion of borrower payment defaults and the guarantee fee amount that was not collected due to prepayments. The financial guarantee is accounted for as a derivative. Since Shenzhen Xintang (VIE) did not renew its financing guarantee license in 2022, our company group settled the remaining business of Shenzhen Xintang (VIE) in the first quarter of 2023 with no outstanding balance of financial guarantee derivative as of December 2023. As of December 31, 2022, financial guarantee derivatives has a liability position of RMB107.9 million. As of December 31, 2024, financial guarantee derivatives had an asset position of RMB1.04 million, primarily due to an estimation of cumulative amount to be paid to those financial institutional cooperators was less than the cumulative monthly guarantee service fees collected.

Deferred guarantee income. Deferred guarantee income increased from RMB46.6 million in 2023 to RMB164.7 million (US$22.6 million) in 2024, primarily due to the cumulative effect of increased volume of loans facilitated covered by guarantee service compared with 2023.

Short-term borrowings. Short-term borrowings decreased from RMB565.0 million in 2023 to RMB328.5 million (US$45.0 million) in 2024, primarily due to several loans maturities during 2024. Short-term borrowings increased from RMB70.2 million in 2022 to RMB565.0 million in 2023.

Accrued expenses and other current liabilities. Accrued expenses and other current liabilities increased from RMB575.7 million in 2023 to RMB929.5 million (US$127.3 million) in 2024, primarily due to the following factors: (i) an increase in commission fee payable and transaction cost payable resulting from the increase in total operating costs, (ii) an increase in share repurchase payable to a major shareholder regarding a share repurchase transaction incurred in December 2024. Accrued expenses and other current liabilities increased from RMB476.0 million in 2022 to RMB575.7 million in 2023.

Hyperinflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index were increases of 1.8% for December 2022, decrease of 0.3% for December 2023, and increase of 0.1% for December 2024. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future. There was no hyperinflation that impacted the operations of the company in the past three fiscal years.

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

Chinese Mainland

Our subsidiaries, VIEs and subsidiaries of the VIEs established in the Chinese Mainland are subject to an income tax rate of 25% in the years presented. A subsidiary was granted a 15% preferential income tax rate as a qualified enterprise under an incentive regime, initially effective from 2020 to 2022, with the eligibility subsequently extended through 2025. Additionally, under a different incentive regime, one VIE and another Group subsidiary operating in a specific preferential tax jurisdiction were eligible to be levied at a reduced income tax rate of 15%. The VIE has been eligible for reduced tax rate from 2020 to 2025, while the subsidiary’s eligibility period runs from 2023 through 2025.

We are subject to value added tax, or VAT, at a rate of 6% on the services we provide to borrowers, investors and institutional funding partners, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with Chinese Mainland law. VAT has been phased in since May 2012 to replace the business tax that was previously applicable to the services we provide. During the periods presented, we were not subject to business tax on the services we provide.

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

5.B. Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by operating activities and proceeds from issuance and sales of our shares. As of December 31, 2022, 2023 and 2024, we had RMB602.3 million, RMB1,195.4 million and RMB984.6 million (US$134.9 million), respectively, in cash and cash equivalents. In September 2018, we completed an initial public offering of 11,763,478 ADSs (including the ADSs sold upon the exercise of the over-allotment option granted to the underwriters), representing 23,526,956 Class A ordinary shares, resulting in net proceeds to us of approximately US$103.9 million. Our cash and cash equivalents primarily consist of cash on hand, term deposits in banks and three-month U.S. treasury bills. We believe that our current cash and cash equivalents and our anticipated cash flows from operations and financing activities will be sufficient to meet our anticipated working capital requirements and capital expenditures for next 12 months. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

As of December 31, 2024, we held RMB984.6 million (US$134.9 million) in cash and cash equivalents. Cash provided by operating activities rose to RMB1,515.5 million (US$207.6 million), driven by higher profitability and solid working capital management.

We returned approximately US$76 million to shareholders via dividends and share repurchases during 2024. As of December 31, 2024, approximately US$15.9 million remained available under our active share repurchase authorization.

Our long-term focus on disciplined capital allocation—primarily through dividends and share repurchases—has contributed meaningfully to shareholder value. Between 2021 and 2024, our GAAP earnings per ADS grew from $2.36 to $4.38, representing a compound annual growth rate (CAGR) of approximately 22.9%. Over the same period, we consistently generated robust return on equity (ROE), ranging from 18.6% to 24.1%, highlighting the efficiency with which we have deployed capital and managed profitability. These returns have enabled us to balance capital returns to shareholders with the preservation of financial flexibility to support future growth and evolving regulatory requirements.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flows Data:
Cash provided by operating activities	626,782	1,391,444	1,523,386	208,703
Cash (used in) provided by investing activities	(1,217,468)	(1,683,642)	122,034	16,719
Cash provided by (used in) financing activities	576,351	1,227,458	(1,935,176)	(265,118)
Net increase (decrease) in cash and cash equivalents, and restricted cash	14,921	937,548	(282,862)	(38,751)
Cash and cash equivalents, and restricted cash at beginning of year	992,039	1,006,960	1,944,508	266,396
Cash and cash equivalents, and restricted cash at year end	1,006,960	1,944,508	1,661,646	227,645

Note: The classification of consolidated statement of cash flows has been changed since 2024. As a result, certain line items presented in the consolidated statement of cash flows for the previous fiscal years have been retrospectively adjusted to conform to current presentation. For further information, see Note 2(al) “Summary of significant accounting policies - Revisions of prior year”.

Operating Activities

Cash provided by operating activities was RMB1,523.4 million (US$208.7 million) in 2024. In 2024, the difference between our cash provided by operating activities and our net income of RMB1,539.9 million (US$211.0 million) in 2024 resulted mainly from (i) the increase of accounts receivable and contract assets of RMB405.7 million (US$55.6 million), (ii) the increase of deposits to institutional cooperators of RMB259.0 million (US$35.5 million), (iii) the decrease in contingent guarantee liabilities of RMB116.0 million (US$15.9 million), which were partially offsets by (i) provisions for loans receivable from Xiaoying Credit Loans and other loans of RMB225.8 million (US$30.9 million), (ii) the increase of income taxes payable of RMB143.9 million (US$19.7 million), (iii) the increase of deferred guarantee income of RMB118.1 million (US$16.2 million) and (iv) provision for contingent guarantee liabilities of RMB241.7 million (US$33.1 million).

Cash provided by operating activities was RMB1,391.4 million in 2023. In 2023, the difference between our cash provided by operating activities and our net income of RMB1,186.8 million in 2023 resulted mainly from (i) the increase of accounts receivable and contract assets of RMB509.9 million, and, which were partially offsets by (i) provisions for loans receivable from Xiaoying Credit Loans and other loans of RMB233.4 million, (ii) the increase of income taxes payable of RMB176.4 million, (iii) the increase in accrued expenses and other current liabilities of RMB92.4 million, (iv) the decrease in deposits to institutional cooperators of RMB68.5 million, (v) the provision for contingent guarantee liabilities of RMB67.5 million and (vi) the increase in deferred guarantee income of RMB46.6 million.

Cash provided by operating activities was RMB626.8 million in 2022. In 2022, the difference between our cash provided by operating activities and our net income of RMB812.0 million in 2022 resulted mainly from (i) the increase of accounts receivable and contract assets of RMB436.3 million, and (ii) the change of financial guarantee derivatives due to the lag between payments to the financing guarantee companies and the collection of monthly guarantee derivative of RMB223.9 million, which were partially offsets by (i) the deferred tax expenses of RMB202,3 million, (ii) provisions for loans receivable from Xiaoying Credit Loans and other loans of RMB164.6 million, and (iii) the decrease in prepaid expenses and other current assets of RMB121.8 million due to the decrease of prepaid expenses to various service providers in 2022.

Investing Activities

Cash provided by investing activities was RMB122.0 million (US$16.7 million) in 2024, which was primarily attributable to (i) the amount of RMB9,360.5 million (US$1,282.4 million) for principal collection of loans receivables under Consolidated trust and partnership model, and (ii) collection of financial investments of RMB391.1 million (US$53.6 million), which partially offset by (i) the amount of RMB8,695.8 million (US$1,191.3 million) for the principal payment of loans receivables under Consolidated trust and partnership model, (ii) an aggregate amount of RMB771.0 million (US$105.6 million) for loans made to customers and principal collections of loans receivables provided by Xiaoying Microcredit, and (iii) purchase of financial investments of RMB148.6 million (US$20.4 million).

Cash used in investing activities was RMB1,683.6 million in 2023, which was primarily attributable to (i) an aggregate amount of RMB9,160.4 million for the principal payment of loans at fair value and loans receivables under Consolidated trust and partnership model, (ii) an aggregate amount of RMB577.3 million for loans made to customers and principal collections of loans receivables provided by Xiaoying Microcredit, and (iii) purchase of financial investments of RMB424.1 million, which partially offset by an aggregate amount of RMB8,486.7 million for principal collection of loans at fair value and loans receivables under Consolidated trust and partnership model.

Cash used in investing activities was RMB1,217.5 million in 2022, which was primarily attributable to (i) an aggregate amount of RMB8,281.1 million for the principal payment of loans at fair value and loans receivables under Consolidated trust and partnership model, (ii) an aggregate amount of RMB299.3 million for loans made to customers and principal collections of loans receivables provided by Xiaoying Microcredit, and (iii) purchase of financial investments of RMB90.5 million, which partially offset by (i) an aggregate amount of RMB7,352.7 million for principal collection of loans at fair value and loans receivables under Consolidated trust and partnership model, and (ii) the collection of loans’ earnings rights from a related party of RMB100.0 million.

Financing Activities

Cash used in financing activities was RMB1,935.2 million (US$265.1 million) in 2024, which was attributable to by (i) cash paid to investors and institutional funding partners under Consolidated trust and partnership model of RMB3,098.1 million (US$424.4 million), (ii) repayments of short-term borrowings of RMB370.0 million (US$50.7 million), and (iii) cash paid to repurchase common shares of RMB182.2 million (US$25.0 million), which was partially offset by (i) cash received from investors and institutional funding partners under Consolidated trust and partnership model of RMB1,698.2 million (US$232.6 million) and (ii) proceeds from short-term borrowings of RMB133.5 million (US$18.3 million).

Cash provided by financing activities was RMB1,227.5 million in 2023, which was attributable to by cash receipt from investors and institutional funding partners under Consolidated trust and partnership model of RMB3,252.0 million and proceeds from short-term borrowings of RMB802.5 million, which was partially offset by (i) cash paid to investors and institutional funding partners under Consolidated trust and partnership model of RMB2,437.2 million, (ii) repayments of short-term borrowings of RMB307.7 million and (iii) cash paid to repurchase common shares of RMB24.9 million.

Cash provided by financing activities was RMB576.4 million in 2022, which was attributable to by cash receipt from investors and institutional funding partners under Consolidated trust and partnership model of RMB2,595.8 million and proceeds from short-term borrowings of RMB70.2 million, which was partially offset by (i) cash paid to repurchase common shares of RMB146.7 million, (ii) cash paid to investors and institutional funding partners under Consolidated trust and partnership model of RMB1,776.7 million and (iii) repayment of short-term borrowings of RMB166.5 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include contractual obligations, including operating lease obligations and short-term borrowings.

The following table sets forth our contractual obligations, including interest payments, as of December 31, 2024:

	Payment Due by Period
		Less than 1			More than 3
	Total	year	1-2 years	2-3 years	years

	(RMB in thousands)
Contractual Obligations:
Operating lease obligations (1)	44,984,098	15,691,876	12,414,733	11,926,988	4,950,501
Short-term borrowings	331,153,075	331,153,075	—	—	—

Note:

(1)	Operating lease obligations represent our obligations for office premises, which include all future cash outflows under ASC Topic 842, Leases. Please see “Leases” under Note 2 to our audited consolidated financial statements

Our remaining subscribed capital contribution in a VC fund was nil by the end of 2024, which has been paid as of the date of this annual report.

Payables to investors and intuitional funding partners have been excluded from the table above. We will make such payments to the investors and intuitional funding partners if and when we receive the related loan payments from borrowers.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees other than the contingent guarantee liabilities originated from the financial guarantee businesses as of December 31, 2024.

Holding Company Structure

X Financial is a holding company with no material operations of its own. We conduct our operations primarily through our Beijing WFOE and its subsidiaries, variable interest entities and its subsidiaries in Chinese Mainland. As a result, X Financial’s ability to pay dividends depends upon dividends paid by Beijing WFOE. If Beijing WFOE or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in Chinese Mainland is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with Chinese Mainland’s accounting standards and regulations. Under Chinese Mainland’s law, each of our subsidiaries and variable interest entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries may allocate a portion of its after-tax profits based on Chinese Mainland’s accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our variable interest entity may allocate a portion of its after-tax profits based on Chinese Mainland’s accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of Chinese Mainland is subject to examination by the banks designated by SAFE. Our Beijing WFOE will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds or general risk reserves.

5.C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Technology and IT Infrastructure” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Variable considerations of revenue recognition

For the loans facilitated that we collected service fee indirectly through external financing guarantee company or directly from institutional funding partner, our transaction price includes variable consideration adjusted for default risk of the borrowers and prepayment risk of the borrowers. We determine the consideration based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination.

We estimate variable consideration for these contracts using the expected value methodology by adjusting the pre-agreed service fees for the loans that we facilitated by expected vintage-based loss rates and expected prepayment rates. When estimates the loss rates and the prepayment rates, we also consider the historical loss or prepayment experience period, the weighted multiple macroeconomic forecast scenarios over the life of the loans and selected economic variables.

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

During the year ended December 31, 2023 and 2024, when our estimates of the expected loss rates and expected prepayment rates for loan facilitation service increased/decreased by 0.5% while holding all other estimates constant, our loan facilitation service revenue would decrease/increase by approximately RMB 69 million and RMB28 million, respectively. Our estimate of the key assumptions related to revenue recognition did not change significantly throughout the periods presented.

Allowance for credit losses of loans receivables from Xiaoying Credit Loans and other loans and contingent guarantee liabilities

We establish the Allowance for credit losses (“ACL”) by applying a current expected credit losses methodology, which is based on past events, current conditions, and reasonable and supportable forecasts over the life of the loans. The ACL is measured based on loans that share similar risk characteristics and includes both quantitative and qualitative components. The ACL for loans receivable that are not covered by the financing guarantee company and for contingent guarantee liabilities generated from financing guarantee business is calculated using vintage-based loss rate and macroeconomic forecast scenario models, and the ACL for loans receivables are covered by the financing guarantee company is calculated using probability of default, loss given default and macroeconomic forecast scenario models. Our qualitative component of the CECL methodology represents our judgment of additional considerations to account for internal and external risk factors that are not adequately measured in the quantitative component, including consideration of idiosyncratic risk factors or other relevant factors.

For the loans receivable that are not covered by the financing guarantee company, during the year ended December 31, 2023 and 2024, when change in one of our estimates or a combined effect of changes of multiple estimates, which results in a 0.5% increase/decrease in the expected loss rates while holding all other estimates constant, there would be approximately RMB7 million and RMB8 million decrease/increase, respectively, pre-tax impact to our consolidated results of operations.

For loans receivables are covered by the financing guarantee company, during the year ended December 31, 2023 and 2024, when change in one of our estimates or a combined effect of changes of multiple estimates, which results in a 0.5% increase/decrease in the probability of default while holding all other estimates constant, there would be approximately RMB18 million and RMB17 million decrease/increase, respectively, pre-tax impact to our consolidated results of operations.

For contingent guarantee liabilities, during the year ended December 31, 2023 and 2024, when change in one of our estimates or a combined effect of changes of multiple estimates, which results in a 0.5% increase/decrease in the expected loss rates while holding all other estimates constant, there would be approximately RMB3 million and RMB12 million decrease/increase, respectively, pre-tax impact to our consolidated results of operations.

Our estimate of the key assumptions related to credit losses did not change significantly throughout the periods presented.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Yue (Justin) Tang	54	Chief Executive Officer, Chairman
Kan (Kent) Li	51	President, Director
Frank Fuya Zheng	58	Chief Financial Officer
Yufan (Jason) Jiang	41	Chief Risk Officer
Shaoyong (Simon) Cheng	55	Non-executive Director
Zheng Wan	51	Independent Director
Zheng Xue	54	Independent Director
Longgen Zhang	60	Independent Director

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

Mr. Zheng Wan has served as our independent director since May 2024. Mr. Wan served as a Group Director at Cadence Design Systems since 2022. Mr. Wan served as a Director at Snap Inc from 2016 to 2018 and from 2020 to 2022. Mr. Wan served as Global Director of M&A Integration at Airbnb Inc from 2018 to 2020. Between 2006 and 2017, Mr. Wan served in multiple capacities at Google Inc, including as Finance Manager of Internal Audit and Risk Consulting, Corporate Development Manager, and Financial Planning & Analysis Manager. Mr. Wan received a master degree in political science from University of Utah and an MBA degree from Duke University.

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

6.B. Compensation

Compensation

For the fiscal year ended December 31, 2024, the aggregate cash compensation and benefits that we paid to our directors and executive officers was approximately RMB13.8 million (US$1.9 million). No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

●	Stock Options. A stock option is a right to purchase ordinary shares at a future date at a specified exercise price. Stock options that are intended to qualify as incentive stock options must meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended. The per share exercise price of a stock option (except in the case of substitute awards) will be determined by the Administrator at the time of grant but will be no less than one hundred percent of the fair market value per ordinary share on the date of grant, subject to certain exceptions. No stock option will be exercisable more than ten years from the grant date, except that the Administrator may generally provide for an extension of such ten-year term in the event the exercise of the stock option would be prohibited by law on the expiration date. In the case of an incentive stock option granted to an employee who has owned ordinary shares representing more than ten percent of the voting power of all classes of ordinary shares of the company or any parent or subsidiary, the per share exercise price will be no less than one hundred ten percent of the fair market value per ordinary share on the date of grant, and the term of the incentive stock option will be five years from the date of grant or such shorter term as may be provided in the award document.
●	SARs. A SAR represents a right to receive, in cash or ordinary shares, upon exercise by a participant or settlement, the excess of (i) the fair market value of one ordinary share on the date of exercise or settlement over (ii) the exercise price of the right on the date of grant, or if granted in connection with an option, on the date of grant of the option. The per share exercise price for the ordinary shares to be issued pursuant to the exercise of a SAR (except in the case of substitute awards) will be determined by the Administrator, but will be no less than one hundred percent of the fair market value per ordinary share on the date of grant. The Administrator will determine the date on which each SAR may be exercised or settled and the expiration date of each SAR. However, no SAR will be exercisable more than ten years from the grant date.
●	Restricted Stock. Restricted stock is an award of ordinary shares of our common share that are subject to restrictions on transfer and a substantial risk of forfeiture.

●	RSU. An RSU represents a right to receive the value of one ordinary share, subject to specified vesting and other restrictions.
●	Performance Awards. Performance awards, which may be denominated in cash or ordinary shares, will be earned upon the satisfaction of performance conditions specified by the Administrator. These performance criteria may be measured on an absolute (e.g., plan or budget) or relative basis, may be established on a corporate-wide basis or with respect to one or more business units, divisions, subsidiaries or business segments, and may be made relative to an index or other acceptable objective and quantifiable indices. The Administrator may specify that any other award shall constitute a performance award by conditioning the right of a participant to exercise the award or have it settled, and the timing thereof, upon achievement or satisfaction of such performance conditions as may be specified by the Administrator.
●	Deferred Awards. The Administrator is authorized to grant awards denominated in a right to receive ordinary shares on a deferred basis.
●	Other Share-Based Awards. The Administrator is authorized to grant other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, ordinary shares or factors that may influence the value of ordinary shares.

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

On January 25, 2015, we granted 13,843,645 stock options to employees and executives. On June 29, 2015, we granted 630,000 stock options to certain employees, directors and officers. On May 3, 2016, we granted 7,425,000 stock options to certain employees, directors and officers. On October 11, 2017, we granted 16,616,000 stock options to certain employees and senior management. On April 30, 2018, we granted 841,054 stock options to certain employees and senior management. On May 9, 2018, we granted 40,000,000 stock options to certain senior management. The exercise price of such 40,000,000 stock options is US$4.75, the offering price per share of our initial public offering, and such options have become exercisable upon the completion of our initial public offering and in accordance with the vesting schedule, which is specified in the relevant award agreement. On October 31, 2018, we granted 475,000 stock options to certain employees. On April 15, 2019, we granted 150,000 restricted stock units to certain directors, which are subject to the vesting schedule specified in the relevant award agreement. On April 30, 2019, we granted 155,000 stock options to certain employees. On November 20, 2019, we granted 1,789,400 restricted stock units to certain employees. On August 13, 2019 and November 20, 2019, the Board of Directors decided to cancel 1,500,000 and 250,000 of unvested options of certain senior managements and concurrently granted 1,500,000 and 250,000 of restricted stock units as replacement awards to the senior managements. On January 21, 2020, we granted 4,600,000 restricted stock units to certain employees and officers. On April 30, 2020, we granted 673,300 restricted stock units to certain employees. On October 31, 2020, we granted 550,000 restricted stock units to certain employees. On November 10, 2021, we granted 26,657,998 restricted stock units to certain senior managements and employees. On November 10, 2021, the Board of Directors decided to cancel 9,429,984 of unvested share options granted to certain senior management. On March 3, 2022, the Board of Directors of granted 810,000 restricted stock units to certain directors. On December 1, 2023, the Board of Directors of X Financial granted 180,000 restricted stock units to certain directors. On January 10, 2024, the Board of Directors of X Financial granted 6,400,000 restricted stock units to certain directors. The restricted stock units shall vest over a period of three years. On June 1, 2024, the Board of Directors of X Financial granted 270,000 restricted stock units to certain directors. The restricted stock units shall vest over a period of three years. On August 1, 2024, the Board of Directors of X Financial granted 540,000 restricted stock units to certain directors. The restricted stock units shall vest over a period of three years.

The table below summarizes, as of the date of this annual report, the awards we have granted (excluding those cancelled, forfeited or expired) to our directors and executive officers.

		Ordinary Shares				Option
		Underlying	Option Exercise			Expiration
Name	Position	Options Awarded	Price		Grant Date	Date
Yue (Justin) Tang	Chief Executive	6,000,000	US$	0	November 10, 2021	November 10, 2031
	Officer and
	Chairman
		*	US$	0	January 10, 2024	January 10, 2034
Shaoyong (Simon) Cheng	Non-executive	*	US$	0.04	May 3, 2016	May 2, 2026
	Director
		*	US$	0.04	October 11,2017	October 10,2027
		*	US$	0	January 21,2020	January 19,2030
Frank Fuya Zheng	Chief Financial Officer	*	US$	0	October 31,2020	October 30,2030
		*	US$	0	November 10, 2021	November 10, 2031
		*	US$	0	January 10, 2024	January 10, 2034
Kan (Kent) Li	President and	*	US$	0.04	May 3, 2016	May 2,2026
	Director	*	US$	1.575	October 11, 2017	October 10, 2027
		*	US$	0	January 21, 2020	January 19, 2030
		*	US$	0	November 10, 2021	November 10, 2031
		*	US$	0	January 10, 2024	January 10, 2034
Yufan (Jason) Jiang	Chief Risk Officer	*	US$	0.04	May 3, 2016	May 2, 2026
		*	US$	0.04	October 11, 2017	October 10, 2027
		*	US$	0	November 20, 2019	November 20, 2029
		*	US$	0	April 30, 2020	April 30, 2030
		*	US$	0	November 10, 2021	November 10, 2031
		*	US$	0	January 10, 2024	January 10, 2034
Zheng Wan	Independent Director	*	US$	0	June 1, 2024	June 1, 2034
Zheng Xue	Independent Director	*	US$	0	April 15,2019	April 15,2029
		*	US$	0	March 3, 2022	March 3, 2032
		*	US$	0	August 1, 2024	August 1, 2034
Longgen Zhang	Independent Director	*	US$	0	April 15,2019	April 15,2029
		*	US$	0	March 3, 2022	March 3, 2032
		*	US$	0	August 1, 2024	August 1, 2034
*	Less than 1% of our total outstanding shares.

For discussions of our accounting policies and estimates for awards granted pursuant to the Share Incentive Plan, see “Note 2 – Summary of significant accounting policies” and “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

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

Audit Committee

Our audit committee consists of three directors, namely Zheng Xue, Longgen Zhang and Zheng Wan, and is chaired by Zheng Xue. Our board of directors has determined that each of the three directors satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the Corporate Governance Rules of the NYSE. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of the Company. The audit committee is responsible for, among other things: selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	setting clear hiring policies for employees or former employees of the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	reviewing and approving all related-party transactions;
●	discussing the annual audited financial statements with management and the independent auditors;
●	discussing with management and the independent auditor’s major issues regarding accounting principles and financial statement presentations;
●	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;
●	reviewing with management and the independent auditors related-party transactions and off-balance sheet transactions and structures;
●	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives;

●	reviewing policies with respect to risk assessment and risk management;
●	reviewing our disclosure controls and procedures and internal control over financial reporting;
●	reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by the Company;
●	establishing procedures for the receipt, retention and treatment of complaints we received regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;
●	periodically reviewing and reassessing the adequacy of our audit committee charter;
●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and
●	meeting separately, periodically, with management, the internal auditors and the independent auditors.

Compensation Committee

Our compensation committee consists of three directors, namely Longgen Zhang, Zheng Wan and Zheng Xue, and is chaired by Longgen Zhang. Our board of Directors has determined that each of the three directors satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the Corporate Governance Rules of the NYSE. Our compensation committee assists the board in reviewing and approving the compensation structure of our executive officers, including all forms of compensation to be provided to our executive officers. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of three directors, namely Zheng Wan, Zheng Xue and Longgen Zhang, and is chaired by Zheng Wan. Our board of Directors has determined that each of the three directors satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or until the expiration of his term or his successor has been elected and qualified. If a Management Director (as defined in our second amended and restated memorandum and articles of association), Mr. Yue (Justin) Tang shall have the right to appoint another person as a director (such director shall be a Managing Director) by delivering a written notice to the Company and such replacement shall become effective automatically upon the delivery of such notice without any further action or resolution of the board or the shareholders, provided that Mr. Tang shall not be entitled to exercise such right if he and his affiliates do not hold any shares. Subject to the foregoing sentence with respect to the appointment of a Managing Director, a vacancy on the board created by the removal of a director may be filled by an ordinary resolution or by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting. A director will be removed from office automatically if, among other thing, the director (i) dies; (ii) becomes bankrupt or makes any arrangement or composition with his creditors generally; (iii) is found to be or becomes of unsound mind; (iv) resigns his office by notice in writing to the Company; (v) is prohibited by law from being a director; and (vi) is removed from the office pursuant to any other provisions of our second amended and restated memorandum and articles of association.

6.D. Employees

As of December 31, 2024, we had a total of 563 employees based in China. The following table sets forth the breakdown of our employees as of December 31, 2024 by function:

	As of December 31, 2024
	Number of Employee	% of Total Employees
Technology Development	260	47%
Operation	119	21%
Risk Management	57	10%
General Management	92	16%
Sales and Marketing	35	6%
Total	563	100%

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

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2025, by:

●	each of our directors and executive officers;
●	all of our directors and executive officers as a group; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 253,256,363 ordinary shares outstanding as of March 31, 2025 comprised of 155,656,363 Class A ordinary shares and 97,600,000 Class B ordinary shares.

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

Ordinary Shares Beneficially Owned as of March 31, 2025
Percentage of
					total ordinary	Percentage of
					shares on an as	aggregate
	Class A ordinary share		Class B ordinary share		converted basis	voting power**
	Number	%	Number	%
Directors and Executive Officers:
Yue (Justin) Tang(1)	11,067,062	7.11%	97,600,000	100%	42.91%	93.14%
Shaoyong (Simon) Cheng	*	*	—	—	*	*
Frank Fuya Zheng	*	*	—	—	*	*
Kan (Kent) Li	*	*	—	—	*	*
Yufan (Jason) Jiang	*	*	—	—	*	*
Zheng Wan	*	*	—	—	*	*
Zheng Xue	*	*	—	—	*	*
Longgen Zhang	*	*	—	—	*	*
All directors and executive officers as a group	11,067,062	7.11%	97,600,000	100%	42.91%	93.14%
Principal Shareholders:
Mangrove Coast Investment Limited(1)	11,067,062	7.11%	97,600,000	100%	42.91%	93.14%
Dragon Destiny Limited(2)	27,113,806	17.42%	—	—	10.71%	1.29%
Pine Cove Global Limited(3)	20,000,000	12.85%	—	—	7.90%	0.95%
*	Less than 1% of our total outstanding shares.
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

(1)	Represents (i) 97,600,000 Class B ordinary shares held by Mangrove Coast Investment Limited, a British Virgin Islands company controlled by Mangrove Coast Trust, (ii) 3,000,000 Class A shares in form of 500,000 ADS and 3,803,645 Class A ordinary shares held by Mr. Yue (Justin) Tang, and (iii) 1,743,890 Class A ordinary shares in the form of 290,648 ADSs and 2,519,527 Class A ordinary shares held by Purple Mountain Holding Ltd., which is ultimately controlled by Mr. Yue (Justin) Tang. The registered address of Mangrove Coast Investment Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. Mangrove Coast Trust is a trust established under the laws of Bahamas and managed by RHONE TRUSTEES (BAHAMAS) LTD. as the trustee. Mr. Yue (Justin) Tang is the settlor of the trust and Mr. Tang and his family members are the trust’s beneficiaries. The registered address of Purple Mountain Holding Ltd. is at Ellen Skelton Building, 3076 Sir Francis Darke Highway, Road Reef, P.O. Box 765, Road Town, Tortola VG 1110, British Virgin Islands.
(2)	Represents 27,113,806 Class A ordinary shares held by Dragon Destiny Limited, a British Virgin Islands company wholly owned by Chung Kiu Cheung. The registered address of Dragon Destiny Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(3)	Represents 20,000,000 Class A ordinary shares held by Pine Cove Global Limited, a British Virgin Islands company wholly owned by Nexus Asia Growth Fund SPC and ultimately controlled by David Fung. The registered address of Pine Cove Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

6.F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B. Related Party Transactions

Transactions with Jiangxi Ruijing

In 2019, we purchased earnings rights of two loans from Jiangxi Ruijing. The considerations paid amounted to RMB100.0 million and RMB280.0 million, respectively, which equal to the principal amounts of the underlying loans. The former loan had been fully repaid by the end of 2020. The latter loan had been fully repaid in January 2022. The associated interest income amounted to RMB0.4 million in 2022.

Transactions with a financing guarantee company

In 2021, we entered into agreements with a financing guarantee company, which is a wholly-owned subsidiary of our equity investee obtained in 2020 and disposed in 2022. Following the disposal, it no longer constitutes a related party to us.

This financing guarantee company provides guarantee service for an identified portfolio of loans we facilitated and charges borrowers a guarantee fee, a portion of which will be subsequently paid to us as the service fee for the intermediary service we provide. During the year of 2022, this financing guarantee company provided guarantee service for 29.6% of the total loans we facilitated and provided. We recognized total net revenue of RMB542.7 million during the year of 2022 in connection with the service fees of facilitation service for loans that covered by this financing guarantee company. As of December 31, 2022, accounts receivable and contract assets balance amounted to RMB314.0 million, which had been fully settled in 2023.

Transactions with a controlled entity of Mr. Yue (Justin)Tang

As of December 31, 2021 and 2022, dividend receivables of RMB15.0 million were subsequently collected in 2023 from the nominal shareholder of Jiangxi Ruijing, the nominal shareholder is controlled by Mr. Yue (Justin) Tang. During the year of 2024, we furtherly received dividend of RMB7.5 million from the nominal shareholder of Jiangxi Ruijing.

Transactions with Newup Bank of Liaoning

In 2022, we entered into agreements with Newup Bank of Liaoning (“Newup Bank”), according to which we charge service fees directly to Newup Bank for the intermediary service we provide.

We recognized total net revenue of RMB13.1 million and RMB11.4 million, respectively, during the year of 2022 and 2023 in connection with the service fees of facilitation service for loans. As of December 31, 2022 and 2023, accounts receivable and contract assets balance amounted to RMB13.9 million and RMB1.1 million, respectively, which had been fully settled in 2024.

Contractual Arrangement with our VIEs and their Shareholders

Chinese Mainland’s laws and regulations currently restrict foreign ownership and foreign investment in VIE in Chinese Mainland. As a result, we operate our relevant business through contractual arrangements among Beijing WFOE, our wholly-owned Chinese Mainland subsidiary, VIEs, our consolidated VIEs, and their shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Consolidated VIEs and their Shareholders (“VIE Agreements”)”

Employment Agreements and Indemnification Agreements

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

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars and financial investment in VC funds, US treasury and US money market fund which would be settled in US dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

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

Impact of Inflation/Deflation

Since our inception, inflation or deflation in Chinese Mainland has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index increases of 1.8% for December 2022, decrease of 0.3% for December 2023, and increase of 0.1% for December 2024. Although we have not been materially affected by inflation or deflation in the past, we may be affected if Chinese Mainland experiences higher rates of inflation or deflation in the future.

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

For the period from the date that the F-1 Registration Statement was declared effective by the SEC to December 31, 2024, we used the net proceeds from our initial public offering for as follows:

●	Approximately US$14.8 million for dividend distribution;
●	Approximately US$30.0 million for capital contributions to our Chinese Mainland subsidiary;
●	Approximately US$6.5 million for general corporate purposes;
●	Approximately US$24.0 million for repurchasing ADSs and Class A ordinary shares from market, including open market transactions and privately negotiated transactions; and
●	Approximately US$28.6 million for investments of Venture Capital funds.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective, in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control--Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

(c) Attestation Report of the Registered Public Accounting Firm

KPMG Huazhen LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2024 as stated in its report, which appears on page F-2 of this annual report on Form 20-F

(d) Changes in Internal Control over Financial Reporting

As of December 31, 2023, there was a material weakness related to a lack of sufficient U.S. GAAP knowledge by financial reporting personnel regarding consolidated statements of cash flows classification and consolidated financial statements presentation.

In 2024, we implemented the following measures to address the above remaining material weakness that was identified, including:

(1) We implemented targeted U.S. GAAP training programs for our financial reporting personnel, utilizing both third-party expertise and relevant online technical accounting courses, to specifically enhance their proficiency in the proper classification of cash flows and the presentation of the consolidated financial statements.

(2) We strengthened our financial statement review process by enhancing relevant controls, including formalizing a second-level review and requiring the use of a standardized checklist covering U.S. GAAP requirements for cash flow classification and consolidated financial statement presentation.

As of December 31, 2024, based on an assessment performed by our management of the effectiveness of the remediation measures, we have concluded that the material weakness previously identified in our internal control over financial reporting, has been remediated and that our internal control over financial reporting is effective.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Zheng Xue, an independent director and the chairperson of our audit committee, the qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the New York Stock Exchange. Mr. Zheng Xue satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the Corporate Governance Rules of the NYSE.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with all professional services rendered by KPMG Huazhen LLP, our principal external auditor, and other firms in the KPMG Network for the periods indicated.

	Year Ended December 31,
	2023	2024
Services	RMB	RMB

	(in thousands)
Audit Fees(1)	12,527	13,308
Total	12,527	13,308
(1)	Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC. The audit refers to financial statement audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

The policy of our audit committee is to pre-approve all professional services provided by KPMG Huazhen LLP, including audit and non-audit services. All of the services of KPMG Huazhen LLP for 2023 and 2024 described above were in accordance with the audit committee pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In March 2022, our board of directors has approved a share repurchase plan under which we may repurchase up to US$15 million worth of its Class A ordinary shares in the form of ADSs over the next eighteen months, effective until September 2023. The size of the Share Repurchase Program was increased to US$20 million and US$30 million on September 26, 2022, and November 16, 2022, and was authorized to repurchase Class A ordinary shares. In May 2024, our board of directors has approved a new share repurchase program, under which the Company may repurchase up to $20 million of its Class A Ordinary Shares, either directly from shareholders or in the form of ADSs, starting from June 1, 2024, through November 30, 2025. In December 2024, our board of directors has approved another new share repurchase program under which the Company may repurchase up to US$50 million worth of its Class A Ordinary Shares, either directly from shareholders or in the form of ADSs, through 30 June 2026. As of the date of December 31, 2024, the Company had repurchased an aggregate of 17,552,957 ADSs for a total consideration of US$84.1 million.

The table below sets forth the details of our purchases of our own equity securities during the year ended December 31, 2024.

				(d) Maximum
				Approximate U.S.
			(c) Total Number of	dollar Value of ADS
	(a) Total Number	(b) Average	ADS Purchased as Part	that May Yet Be
	of ADS	Price Paid per	of Publicly Announced	Purchased Under the
	Purchased	ADS(1)	Plan	Plan
		($)		($)
Period
July 1 — July 31, 2024	2,026,640	$4.52	2,026,640	16,296,894
September 1 — September 30, 2024	281,620	$4.73	281,620	14,964,083
December 1 —December 31, 2024	6,392,206	$7.67	6,392,206	15,910,947
(1)	Average price paid per ADS repurchased is the execution price, excluding commissions paid to brokers.
(2)	Represented the repurchase of Class A ordinary shares and ADSs.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

(a)	Not applicable.
(b)	Not applicable.

As of the date of this annual report and to the best of our knowledge:

a.	no governmental entity in the Chinese Mainland or the Cayman Islands owns any shares of the Company or any of the consolidated foreign operating entities;
b.	none of the governmental entities in the applicable foreign jurisdiction with respect to our registered public accounting firm have a controlling financial interest in us;
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
2.4

Description of Securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.4 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities and Exchange Commission on June 4, 2020)

4.1

Amended and Restated 2015 Global Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.2

Form of Indemnification Agreement between the Registrant and the directors and executive officers of the Registrant (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.3

Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

4.4

Exclusive Business Cooperation Agreement between Xiaoying (Beijing) Information Technology Group Co., Ltd. and Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd., dated October 15, 2021 (incorporated by reference to Exhibit 4.8 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities Exchange Commission on April 29, 2024)

4.5

Shareholders’ Voting Rights Proxy Agreement concerning Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd., among Yue Tang, Jing Sun and Xiaoying (Beijing) Information Technology Group Co., Ltd., dated October 15, 2021 (incorporated by reference to Exhibit 4.9 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities Exchange Commission on April 29, 2024)

4.6

Equity Pledge Agreement concerning Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd., between Yue Tang and Xiaoying (Beijing) Information Technology Group Co., Ltd., dated October 15, 2021 (incorporated by reference to Exhibit 4.10 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities Exchange Commission on April 29, 2024)

4.7

Equity Pledge Agreement concerning Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd., between Jing Sun and Xiaoying (Beijing) Information Technology Group Co., Ltd., dated October 15, 2021 (incorporated by reference to Exhibit 4.11 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities Exchange Commission on April 29, 2024)

4.8

Exclusive Call Option Agreement concerning Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd., among Yue Tang, Jing Sun and Xiaoying (Beijing) Information Technology Group Co., Ltd., dated October 15, 2021 (incorporated by reference to Exhibit 4.12 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities Exchange Commission on April 29, 2024)

4.9

Spousal Consent Letter of Yue Tang concerning Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd., dated October 15, 2021 (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities Exchange Commission on April 29, 2024)

Exhibit Number	Description of Document

4.10

Exclusive Business Cooperation Agreement between Xiaoying (Beijing) Information Technology Group Co., Ltd. and Shenzhen Xiaoying Technology Co., Ltd., dated 2023 (English Translation) (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities Exchange Commission on April 29, 2024)

4.11

Shareholders’ Voting Rights Proxy Agreement concerning Shenzhen Xiaoying Technology Co., Ltd., among Yue Tang, Baoguo Zhu, Zijinzhonghao (Zhejiang) Investment Co., Ltd., Shenzhen Ao Li Hua Investment Management Partnership, Shenzhen Gu Fo Investment Management Partnership (Limited Partnership), Shenzhen Man Ni Ou Investment Management Partnership (Limited Partnership), Shenzhen Bo Li Fu Investment Management Partnership (Limited Partnership) and Xiaoying (Beijing) Information Technology Group Co., Ltd., dated 2023 (English Translation) (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities Exchange Commission on April 29, 2024)

4.12

Equity Pledge Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., between Yue Tang and Xiaoying (Beijing) Information Technology Group Co., Ltd., dated 2023 (English Translation) (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities Exchange Commission on April 29, 2024)

4.13

Equity Pledge Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., between Zijinzhonghao (Zhejiang) Investment Co., Ltd. and Xiaoying (Beijing) Information Technology Group Co., Ltd., dated 2023 (English Translation) (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities Exchange Commission on April 29, 2024)

4.14

Equity Pledge Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., between Shenzhen Ao Li Hua Investment Management Partnership (Limited Partnership) and Xiaoying (Beijing) Information Technology Group Co., Ltd., dated 2023 (English Translation) (incorporated by reference to Exhibit 4.18 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities Exchange Commission on April 29, 2024)

4.15

Equity Pledge Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., between Shenzhen Man Ni Ou Investment Management Partnership (Limited Partnership) and Xiaoying (Beijing) Information Technology Group Co., Ltd., dated 2023 (English Translation) (incorporated by reference to Exhibit 4.19 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities Exchange Commission on April 29, 2024)

4.16

Equity Pledge Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., between Shenzhen Gu Fo Investment Management Partnership (Limited Partnership) and Xiaoying (Beijing) Information Technology Group Co., Ltd., dated 2023 (English Translation) (incorporated by reference to Exhibit 4.20 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities Exchange Commission on April 29, 2024)

4.17

Equity Pledge Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., between Shenzhen Bo Li Fu Investment Management Partnership (Limited Partnership and Xiaoying (Beijing) Information Technology Group Co., Ltd., dated 2023 (English Translation) (incorporated by reference to Exhibit 4.21 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities Exchange Commission on April 29, 2024)

4.18

Exclusive Call Option Agreement concerning Shenzhen Xiaoying Technology Co. Ltd., among Yue Tang, Zijinzhonghao (Zhejiang) Investment Co., Ltd., Shenzhen Ao Li Hua Investment Management Partnership, Shenzhen Gu Fo Investment Management Partnership (Limited Partnership), Shenzhen Man Ni Ou Investment Management Partnership (Limited Partnership), Shenzhen Bo Li Fu Investment Management Partnership (Limited Partnership) and Xiaoying (Beijing) Information Technology Group Co., Ltd., dated 2023 (English Translation) (incorporated by reference to Exhibit 4.22 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities Exchange Commission on April 29, 2024)

4.19

Spousal Consent Letter of Yue Tang concerning Shenzhen Xiaoying Technology Co. Ltd., dated 2023 (English Translation) (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities Exchange Commission on April 29, 2024)

4.20

Exclusive Business Cooperation Agreement between Xiaoying (Beijing) Information Technology Group Co., Ltd. and Shenzhen Xintang Information Consulting Co., Ltd., (English Translation) dated December 9, 2022 (incorporated by reference to Exhibit 4.27 of our Annual Report on Form 20 F (File No. 001-38652) filed with the Securities and Exchange Commission on April 27, 2023)

4.21

Shareholders’ Voting Rights Proxy Agreement concerning Shenzhen Xintang Information Consulting Co., Ltd., between Shenzhen Lelebu Information Consulting Co., Ltd. and Xiaoying (Beijing) Information Technology Group Co., Ltd., (English Translation) dated December 9, 2022 (incorporated by reference to Exhibit 4.28 of our Annual Report on Form 20 F (File No. 001 -38652) filed with the Securities and Exchange Commission on April 27, 2023)

Exhibit Number	Description of Document

4.22

Equity Pledge Agreement concerning Shenzhen Xintang Information Consulting Co., Ltd., between Shenzhen Lelebu Information Consulting Co., Ltd. and Xiaoying (Beijing) Information Technology Group Co., Ltd., (English Translation) dated December 9, 2022 (incorporated by reference to Exhibit 4.29 of our Annual Report on Form 20 F (File No. 001-38652) filed with the Securities and Exchange Commission on April 27, 2023)

4.23

Exclusive Call Option Agreement concerning Shenzhen Xintang Information Consulting Co., Ltd., between Shenzhen Lelebu Information Consulting Co., Ltd. and Xiaoying (Beijing) Information Technology Group Co., Ltd., (English Translation) dated December 9, 2022 (incorporated by reference to Exhibit 4.30 of our Annual Report on Form 20 F (File No. 001-38652) filed with the Securities and Exchange Commission on April 27, 2023)

4.24

Shenzhen Gamma Capital Management Co., Ltd.’s Power of Attorney authorizing Xiaoying (Beijing) Information Technology Group Co., Ltd. to exercise certain rights dated July 2018 (English Translation) (incorporated by reference to Exhibit 4.34 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities and Exchange Commission on June 4, 2020)

4.25

Tripartite Cooperation Agreement among ZhongAn Online P&C Insurance Co., Ltd., Shenzhen Xiaoying Puhui Technology Co., Ltd. and Shenzhen Tangren Financing Guarantee Co., Ltd. dated November 8, 2019 (English Translation) (incorporated by reference to Exhibit 4.35 of our Annual Report on Form 20 F (File No. 001 38652) filed with the Securities and Exchange Commission on May 14, 2021)

4.26

Security Deposit Pledge Agreement between ZhongAn Online P&C Insurance Co., Ltd. and Shenzhen Tangren Financing Guarantee Co., Ltd. dated December 23, 2019 (English Translation) (incorporated by reference to Exhibit 4.36 of our Annual Report on Form 20 F (File No. 001 38652) filed with the Securities and Exchange Commission on May 14, 2021)

4.27

Supplemental Agreement to Security Deposit Pledge Agreement between ZhongAn Online P&C Insurance Co., Ltd. and Shenzhen Tangren Financing Guarantee Co., Ltd. dated July 8, 2020 (English Translation) (incorporated by reference to Exhibit 4.37 of our Annual Report on Form 20 F (File No. 001 38652) filed with the Securities and Exchange Commission on May 14, 2021)

4.28

Security Deposit Pledge Agreement between ZhongAn Online P&C Insurance Co., Ltd. and Shenzhen Xiaoying Puhui Technology Co., Ltd. dated June 19, 2020 (English Translation) (incorporated by reference to Exhibit 4.38 of our Annual Report on Form 20 F (File No. 001 38652) filed with the Securities and Exchange Commission on May 14, 2021)

4.29

Supplemental Agreement to Security Deposit Pledge Agreement between ZhongAn Online P&C Insurance Co., Ltd. and Shenzhen Xiaoying Puhui Technology Co., Ltd. dated June 19, 2020 (English Translation) (incorporated by reference to Exhibit 4.39 of our Annual Report on Form 20 F (File No. 001-38652) filed with the Securities and Exchange Commission on May 14, 2021)

8.1

List of subsidiaries, VIEs and subsidiaries of the VIEs of the Registrant (incorporated by reference to Exhibit 8.1 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities Exchange Commission on April 29, 2024)

10.1

Share Purchase Agreement dated November 1, 2021 (English Translation) (incorporated by reference to Exhibit 10.1 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities Exchange Commission on April 28, 2022)

10.2

Shareholder Agreement dated November 1, 2021 (English Translation) (incorporated by reference to Exhibit 10.2 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities Exchange Commission on April 28, 2022)

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018)

11.2	Insider Trading Policy (incorporated by reference to Exhibit 19.1 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities Exchange Commission on April 29, 2024)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG Huazhen LLP
99.1

Consolidated Financial Statements of Shenyang Tianxinhao Technology Limited as of December 31, 2021 (incorporated by reference to Exhibit 99.1 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities and Exchange Commission on April 28, 2022)

97.1	The clawback policy (incorporated by reference to Exhibit 97.1 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities Exchange Commission on April 29, 2024)

Exhibit Number	Description of Document

99.3*	Consent of Han Kun Law Offices
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*    Filed herewith

**  Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

X Financial

	By:	/s/ Yue (Justin) Tang
Name: Yue (Justin) Tang
Title: Chief Executive Officer and Chairman

Date: April 25, 2025

X FINANCIAL

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

X Financial:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of X Financial, its subsidiaries and variable interest entities (the Company) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes and financial statement schedule I (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 24, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Variable consideration related to the loan facilitation and post-origination services revenues

As discussed in Note 2(d) to the consolidated financial statements, the Company’s loan facilitation service fees and post-origination service fees for the year ended December 31, 2024 were RMB 3,102,344,942 and RMB759,538,640, respectively. The transaction price for loan facilitation and post-origination services includes variable consideration adjusted for default risk and prepayment risk of the borrowers. The Company estimates variable consideration using the expected value methodology, including models to estimate the loss rates, the prepayment rates, and the weighted macroeconomic forecast, which are based on past events, current conditions, and reasonable and supportable forecasts over the life of the loans. The expected value of the consideration is the product of multiplying the loan principal and the pre-agreed service fee rates, adjusted for the loss rates and the prepayment rates. The loss rates are calculated using vintage-based loss rate model, adjusted for a weighted macroeconomic forecast. The models consider (i) the historical loss experience period for the vintage-based loss rates; (ii) the historical prepayment experience period for the prepayment rates; and (iii) the weighting of multiple macroeconomic forecast scenarios over the life of the loans and selected economic variables, including gross domestic product (GDP), unemployment rate and other macro-economic variables.

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

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s measurement of the variable consideration related to the loan facilitation and post-origination services revenues, including controls over the:

●development of the expected value methodology
●continued use and appropriateness of the models used to estimate the vintage-based loss rates, prepayment rates, and weighted macroeconomic forecast
●identification and determination of the weighting of multiple macroeconomic forecast scenarios and economic variables.

We evaluated the Company’s process to develop the variable consideration related to the loan facilitation and post-origination services revenues by (1) evaluating the expected value methodology for compliance with U.S. generally accepted accounting principles; (2) testing certain sources of data, factors, and assumptions, including prepayment rates, the Company used and considered the relevance and reliability of such data, factors and assumptions; and (3) inspecting contractual documents to determine if all arrangement terms that may have impacted revenue recognition were identified and properly considered. In addition, we involved credit risk professionals with specialized skill and knowledge, who assisted in:

●assessing the conceptual soundness of the models used to estimate the vintage-based loss rates, prepayment rates and weighted macroeconomic forecast by inspecting the models’ documentation to determine whether the models are suitable for their intended use
●assessing the weighting of multiple macroeconomic forecast scenarios and the selection of the economic variables by comparing them to the Company’s business environment and relevant industry practices.

Assessment of the allowance for credit losses on loans and contingent guarantee liabilities for off-balance sheet credit exposures evaluated on a collective basis

As discussed in Notes 2(m), 2(ah), 2(g) and 12 to the consolidated financial statements, as of December 31, 2024, the allowance for credit losses evaluated on a collective basis for loans receivable from Xiaoying Credit Loans and other loans was RMB 175,820,629, and contingent guarantee liabilities evaluated on a collective basis for off-balance sheet credit exposures were RMB187,640,702 (together, the collective ACL). The Company establishes the collective ACL by applying a current expected credit losses methodology, which is based on past events, current conditions, and reasonable and supportable forecasts over the life of the loans. The collective ACL is measured based on loans that share similar risk characteristics and includes both quantitative and qualitative components. The collective ACL on loans that are not covered by the financing guarantee companies and on contingent guarantee liabilities are calculated using vintage-based loss rate and macroeconomic forecast scenario models, and is the product of multiplying the Company’s estimates of vintage-based loss rates and individual loan level exposure at default (EAD) on an undiscounted basis, adjusted for a weighted macroeconomic forecast. The collective ACL on loans that covered by the financing guarantee companies is calculated using probability of default (PD) determined by external credit ratings of financial institutional cooperators, loss given default (LGD), and macroeconomic forecast scenario models, and is the product of multiplying the PD, LGD, and individual loan level EAD on an undiscounted basis, adjusted for a weighted macroeconomic forecast. The models for the collective ACL consider (i) the historical loss experience period for the vintage-based loss rates; (ii) external credit ratings of financial institutional cooperators used to determine the PD; and (iii) the weighting of multiple macroeconomic forecast scenarios over the life of the loans and selected economic variables, including gross domestic product (GDP), unemployment rate and other macro-economic variables that were determined to be the most relevant to the credit losses. The qualitative component of the collective ACL represents the Company’s judgment of additional considerations to account for internal and external risk factors that are not adequately measured in the quantitative component of the collective ACL, including consideration of idiosyncratic risk factors or other relevant factors.

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

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s measurement of the collective ACL, including controls over the:

●development of the collective ACL methodology
●continued use and appropriateness of the models used to estimate the vintage-based loss rates, PD, and weighted macroeconomic forecast
●identification and determination of the weighting of multiple macroeconomic forecast scenarios and economic variables.

We evaluated the Company’s process to develop the collective ACL by testing certain sources of data, factors, and assumptions the Company used and considered the relevance and reliability of such data, factors and assumptions. In addition, we involved credit risk professionals with specialized skill and knowledge, who assisted in:

●evaluating the collective ACL methodology for compliance with U.S. generally accepted accounting principles
●assessing the conceptual soundness of the models used to estimate the vintage-based loss rates, PD and weighted macroeconomic forecast by inspecting the models’ documentation to determine whether the models are suitable for their intended use
●assessing the weighting of multiple macroeconomic forecast scenarios and the selection of the economic variables by comparing them to the Company’s business environment and relevant industry practices.

We have served as the Company’s auditor since 2020.

/s/ KPMG Huazhen LLP

KPMG Huazhen LLP

Shenzhen, China
April 25, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

X Financial:

Opinion on Internal Control Over Financial Reporting

We have audited X Financial, its subsidiaries and variable interest entities (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes and financial statement schedules I (collectively, the consolidated financial statements), and our report dated April 24, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ KPMG Huazhen LLP

KPMG Huazhen LLP

Shenzhen, China
April 25, 2025

X FINANCIAL

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2024

		As of
		December 31,	As of December 31,
	Notes	2023	2024	2024
		RMB	RMB	US$
ASSETS
Cash and cash equivalents		1,195,351,730	984,611,409	134,891,210
Restricted cash, net of allowance for credit losses of RMB86,019 and RMB241,398 as of December 31, 2023 and 2024, respectively (including RMB711,756,581 and RMB527,457,300 from Consolidated Trusts and Partnerships as of December 31, 2023 and 2024, respectively)		749,069,826	676,793,411	92,720,317
Accounts receivable and contract assets, net of allowance for credit losses of RMB9,266,619 and RMB24,172,284 as of December 31, 2023 and 2024, respectively (including RMB54,749,985 and RMB37,373,243 from Consolidated Trusts and Partnerships as of December 31, 2023 and 2024, respectively; including RMB1,096,251 and nil from related parties as of December 31, 2023 and 2024, respectively)	2(l)	1,659,587,975	2,029,550,471	278,047,275
Loans receivable from Xiaoying Credit Loans and other loans, net of allowance for credit losses of RMB188,719,449 and 175,820,629 as of December 31, 2023 and 2024, respectively (including RMB3,571,283,174 and RMB2,916,966,912 from Consolidated Trusts and Partnerships as of December 31, 2023 and 2024, respectively)	2(m)	4,947,833,357	4,828,316,995	661,476,716
Loan receivable from Xiaoying Housing Loans, net	2(o)	8,656,846	—	—
Deposits to institutional cooperators, net of allowance for credit losses of RMB2,649,017 and RMB5,871,290 as of December 31, 2023 and 2024, respectively	5	1,702,472,396	1,958,297,244	268,285,622
Prepaid expenses and other current assets	4	48,767,987	34,078,494	4,668,735
Financial guarantee derivative	3	—	1,038,258	142,241
Deferred tax assets, net	14	135,957,626	197,712,551	27,086,508
Long-term investments	10	493,411,355	498,038,310	68,230,969
Financial investments (amortized cost of RMB406,243,877 and RMB141,685,928 and allowance for credit losses of nil and nil related to investments accounted under AFS model as of December 31, 2023 and 2024, respectively)	9	608,198,249	513,475,537	70,345,860
Property and equipment, net	6	8,642,392	15,833,490	2,169,179
Intangible assets, net	7	36,810,384	36,591,969	5,013,079
Other non-current assets		55,264,517	44,951,464	6,158,325
TOTAL ASSETS		11,650,024,640	11,819,289,603	1,619,236,036
LIABILITIES
Payable to investors and institutional funding partners at amortized cost (including RMB3,584,040,757 and RMB2,184,085,667 from the Consolidated VIEs, Trusts and Partnerships, without recourse to the Company as of December 31, 2023 and 2024, respectively)		3,584,040,757	2,184,085,667	299,218,509
Contingent guarantee liabilities	12	61,906,509	187,640,702	25,706,671
Deferred guarantee income	12	46,597,143	164,724,512	22,567,166
Short-term borrowings (including RMB320,000,000 and RMB10,000,000 from the Consolidated VIEs, Trusts and Partnerships, without recourse to the Company as of December 31, 2023 and 2024, respectively)	8	565,000,000	328,500,000	45,004,315
Accrued payroll and welfare (including RMB15,011,080 and RMB18,482,497 from the Consolidated VIEs, Trusts and Partnerships, without recourse to the Company as of December 31, 2023 and 2024, respectively)		86,770,637	94,716,949	12,976,169
Other taxes payable (including RMB126,900,881 and RMB119,683,947 from the Consolidated VIEs, Trusts and Partnerships, without recourse to the Company as of December 31, 2023 and 2024, respectively)		289,821,092	279,994,194	38,359,047
Income taxes payable (including RMB28,266,791 and RMB174,425,660 from the Consolidated VIEs, Trusts and Partnerships, without recourse to the Company as of December 31, 2023 and 2024, respectively)	14	446,499,777	591,491,126	81,033,952
Deposit payable to channel cooperators	2(v)	19,700,235	12,016,415	1,646,242
Dividend payable		59,226,084	—	—
Accrued expenses and other current liabilities (including RMB69,989,510 and RMB94,825,511 from the Consolidated VIEs, Trusts and Partnerships, without recourse to the Company as of December 31, 2023 and 2024, respectively)	11	575,727,263	929,490,436	127,339,668
Other non-current liabilities		37,571,057	27,516,391	3,769,730
Deferred tax liabilities (including nil and RMB642,602 from the Consolidated VIEs, Trusts and Partnerships, without recourse to the Company as of December 31, 2023 and 2024, respectively)	14	30,039,799	65,958,569	9,036,287
TOTAL LIABILITIES		5,802,900,353	4,866,134,961	666,657,756
Commitments and Contingencies (Note 18)
Equity:
Common shares (US$0.0001 par value; 1,000,000,000 shares authorized as of December 31, 2023 and 2024; 329,117,943 and 329,117,943 shares issued as of December 31, 2023 and 2024; 293,553,607 and 250,678,439 shares outstanding as of December 31, 2023 and 2024)		206,793	206,793	28,331
Treasury stock (35,564,336 and 78,439,504 shares as of December 31, 2023 and 2024)		(111,520,291)	(509,643,763)	(69,820,909)
Additional paid-in capital		3,196,942,284	3,207,028,391	439,361,088
Retained earnings		2,692,018,850	4,174,511,191	571,905,688
Other comprehensive income		69,476,651	81,052,030	11,104,082
TOTAL EQUITY		5,847,124,287	6,953,154,642	952,578,280
TOTAL LIABILITIES AND EQUITY		11,650,024,640	11,819,289,603	1,619,236,036

The accompanying notes are an integral part of these consolidated financial statements.

X FINANCIAL

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
	Notes	2022	2023	2024	2024
		RMB	RMB	RMB	US$
Net revenues
Loan facilitation service (including RMB495,092,744, RMB8,081,737 and nil from related parties for the years ended December 31, 2022, 2023 and 2024, respectively)		2,044,343,554	2,740,974,233	3,102,344,942	425,019,514
Post-origination service (including RMB60,727,604, RMB3,288,307 and nil from related parties for the years ended December 31, 2022, 2023 and 2024, respectively)		372,450,606	596,581,987	759,538,640	104,056,367
Financing income		966,277,466	1,137,336,454	1,372,004,085	187,963,789
Guarantee income		—	24,496,658	201,715,792	27,634,950
Other revenue		179,878,489	315,494,698	436,178,287	59,756,181
Total net revenue	2(d)	3,562,950,115	4,814,884,030	5,871,781,746	804,430,801
Operating costs and expenses:
Origination and servicing		1,337,369,916	1,544,013,591	1,738,139,455	238,124,129
Borrower acquisitions and marketing		833,109,421	1,370,942,033	1,582,472,287	216,797,815
General and administrative		143,234,358	153,943,169	175,932,509	24,102,656
(Reversal of) provision for contingent guarantee liabilities	12	(14,000,000)	67,519,980	241,738,132	33,117,988
Provision for accounts receivable and contract assets	2(l)	21,835,625	12,233,743	35,732,133	4,895,282
Reversal of provision for loan receivable from Xiaoying Housing Loans	2(o)	(6,066,176)	(4,213,234)	(4,156,904)	(569,494)
Provision for loans receivable from Xiaoying Credit Loans and other loans	2(m)	164,641,879	233,350,276	225,815,327	30,936,573
Change in fair value of financial guarantee derivative	3	(137,654,096)	(24,966,242)	(1,038,258)	(142,241)
Fair value adjustments related to Consolidated Trusts	3	6,168,307	531,202	—	—
Provision for (reversal of) credit losses on deposits to institutional cooperators	5	1,295,879	(673,558)	3,222,273	441,450
(Reversal of) provision for credit losses for other financial assets	2(k)	(764,600)	86,019	155,379	21,286
Total operating expenses		2,349,170,513	3,352,766,979	3,998,012,333	547,725,444
Income from operations		1,213,779,602	1,462,117,051	1,873,769,413	256,705,357
Interest income (expenses), net (including RMB412,341, nil and nil from related parties for the year ended December 31, 2022, 2023 and 2024, respectively)		3,756,232	(20,364,821)	(559,693)	(76,678)
Foreign exchange loss		(19,962,949)	(4,023,039)	(9,533,320)	(1,306,059)
(Loss) income from financial investments	9	(9,525,822)	6,497,518	17,133,677	2,347,304
Impairment losses on financial investments	9	(8,874,750)	—	—	—
Other income, net		40,723,863	24,351,280	13,520,019	1,852,235
Income before income taxes		1,219,896,176	1,468,577,989	1,894,330,096	259,522,159
Income tax expense	14	(396,074,046)	(261,130,503)	(405,701,714)	(55,580,907)
(Loss) gain from equity in affiliates, net of tax	10	(42,251,538)	(1,930,792)	10,159,031	1,391,782
Gain (loss) from financial investments at equity method, net of tax	9	30,425,847	(18,722,720)	41,118,352	5,633,191
Net income		811,996,439	1,186,793,974	1,539,905,765	210,966,225
Less: net income attributable to non-controlling interests		—	—	—	—
Net income attributable to X Financial		811,996,439	1,186,793,974	1,539,905,765	210,966,225

Net income		811,996,439	1,186,793,974	1,539,905,765	210,966,225
Other comprehensive income, net of tax :
Gain (loss) from equity in affiliates		204,444	(6,852)	(313,815)	(42,992)
Income from financial investments		—	474,792	292,799	40,113
Foreign currency translation adjustments		57,084,593	5,410,120	11,596,395	1,588,699
Comprehensive income		869,285,476	1,192,672,034	1,551,481,144	212,552,045
Less: comprehensive income attributable to non-controlling interests		—	—	—	—
Comprehensive income attributable to X Financial		869,285,476	1,192,672,034	1,551,481,144	212,552,045
Net income per share—basic	15	2.57	4.12	5.33	0.73
Weighted average number of ordinary shares outstanding—basic		316,444,826	288,115,969	288,828,371	288,828,371
Net income per share—diluted	15	2.52	4.08	5.25	0.72
Weighted average number of ordinary shares outstanding—diluted		322,403,387	290,833,214	293,354,671	293,354,671

Note: The presentation of consolidated statements of comprehensive income has been changed since 2024. As a result, certain line items presented in the consolidated statements of comprehensive income for the previous fiscal years have been retrospectively adjusted to conform to current presentation. For further information, see Note 2(al) “Summary of significant accounting policies - Revisions of prior year”.

The accompanying notes are an integral part of these consolidated financial statements.

X FINANCIAL

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

					Retained	Accumulated	Equity
		Common	Treasury		earnings	other	attributable	Non-
	Common	share	stock	Additional	(Accumulated	comprehensive	to	controlling	Total
	share	amount	amount	paid-in capital	deficit)	income	X Financial	Interests	equity
	number	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance at December 31, 2021	329,117,943	206,793	—	3,159,522,737	810,855,877	6,309,554	3,976,894,961	—	3,976,894,961
Repurchase of common shares	(48,088,568)	—	(146,740,902)	—	—	—	(146,740,902)	—	(146,740,902)
Transfer to employee stock ownership plans	6,889,194	—	22,144,121	(22,144,121)	—	—	—	—	—
Exercise of share option	—	—	—	277,342	—	—	277,342	—	277,342
Share-based compensation (Note 16)	—	—	—	53,537,815	—	—	53,537,815	—	53,537,815
Net income	—	—	—	—	811,996,439	—	811,996,439	—	811,996,439
Gain from equity in affiliates	—	—	—	—	—	204,444	204,444	—	204,444
Foreign currency translation adjustments	—	—	—	—	—	57,084,593	57,084,593	—	57,084,593
Balance at December 31, 2022	287,918,569	206,793	(124,596,781)	3,191,193,773	1,622,852,316	63,598,591	4,753,254,692	—	4,753,254,692
Repurchase of common shares	(5,026,374)	—	(24,872,828)	—	—	—	(24,872,828)	—	(24,872,828)
Transfer to employee stock ownership plans	10,661,412	—	37,949,318	(37,949,318)	—	—	—	—	—
Exercise of share option	—	—	—	1,099,619	—	—	1,099,619	—	1,099,619
Share-based compensation (Note 16)	—	—	—	42,598,210	—	—	42,598,210	—	42,598,210
Net income	—	—	—	—	1,186,793,974	—	1,186,793,974	—	1,186,793,974
Loss from equity in affiliates	—	—	—	—	—	(6,852)	(6,852)	—	(6,852)
Income from financial investments	—	—	—	—	—	474,792	474,792	—	474,792
Foreign currency translation adjustments	—	—	—	—	—	5,410,120	5,410,120	—	5,410,120
Dividend to shareholders	—	—	—	—	(117,627,440)	—	(117,627,440)	—	(117,627,440)
Balance at December 31, 2023	293,553,607	206,793	(111,520,291)	3,196,942,284	2,692,018,850	69,476,651	5,847,124,287	—	5,847,124,287
Repurchase of common shares	(52,202,798)	—	(427,317,136)	(1,020,543)	—	—	(428,337,679)	—	(428,337,679)
Transfer to employee stock ownership plans	9,327,630	—	29,193,664	(29,193,664)	—	—	—	—	—
Exercise of share option	—	—	—	122,507	—	—	122,507	—	122,507
Share-based compensation (Note 16)	—	—	—	40,177,807	—	—	40,177,807	—	40,177,807
Net income	—	—	—	—	1,539,905,765	—	1,539,905,765	—	1,539,905,765
Loss from equity in affiliates	—	—	—	—	—	(313,815)	(313,815)	—	(313,815)
Income from financial investments	—	—	—	—	—	292,799	292,799	—	292,799
Foreign currency translation adjustments	—	—	—	—	—	11,596,395	11,596,395	—	11,596,395
Dividend to shareholders	—	—	—	—	(57,413,424)	—	(57,413,424)	—	(57,413,424)
Balance at December 31, 2024	250,678,439	206,793	(509,643,763)	3,207,028,391	4,174,511,191	81,052,030	6,953,154,642	—	6,953,154,642

					Retained	Accumulated	Equity
		Common	Treasury		earnings	other	attributable	Non-
	Common	share	stock	Additional	(Accumulated	comprehensive	to	controlling	Total
	share	amount	amount	paid-in capital	deficit)	income	X Financial	interests	equity
	number	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Balance at December 31, 2023	293,553,607	29,126	(15,707,305)	450,279,902	379,162,925	9,785,582	823,550,230	—	823,550,230
Repurchase of common shares	(52,202,798)	—	(58,542,208)	(139,813)	—	—	(58,682,021)	—	(58,682,021)
Transfer to employee stock ownership plans	9,327,630	—	3,999,516	(3,999,516)	—	—	—	—	—
Exercise of share option	—	—	—	16,783	—	—	16,783	—	16,783
Share-based compensation (Note 16)	—	—	—	5,504,337	—	—	5,504,337	—	5,504,337
Net income	—	—	—	—	210,966,225	—	210,966,225	—	210,966,225
Loss from equity in affiliates	—	—	—	—	—	(42,992)	(42,992)	—	(42,992)
Income from financial investments	—	—	—	—	—	40,113	40,113	—	40,113
Foreign currency translation adjustments	—	—	—	—	—	1,588,699	1,588,699	—	1,588,699
Dividend to shareholders	—	—	—	—	(7,865,607)	—	(7,865,607)	—	(7,865,607)
Balance at December 31, 2024	250,678,439	28,331	(69,820,909)	439,361,088	571,905,688	11,104,082	952,578,280	—	952,578,280

The accompanying notes are an integral part of these consolidated financial statements.

X FINANCIAL

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	811,996,439	1,186,793,974	1,539,905,765	210,966,225
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,646,312	5,260,605	7,198,776	986,228
Share-based compensation	53,537,815	42,598,210	40,177,807	5,504,337
Impairment losses on financial investments	8,874,750	—	—	—
Loss (gain) from equity in affiliates, net of tax	42,251,538	1,930,792	(10,159,031)	(1,391,782)
(Gain) loss from financial investments at equity method, net of tax	(30,425,847)	18,722,720	(41,118,352)	(5,633,191)
Dividends from equity in affiliates	—	15,000,000	7,500,000	1,027,496
Dividends from financial investments at equity method	—	4,912,647	—	—
(Gain) loss from disposal of property and equipment	(2,678)	148,198	(56,293)	(7,712)
Loss (income) from financial investments	9,525,822	(6,497,518)	(17,133,677)	(2,347,304)
Provision for accounts receivable and contract assets	21,835,625	12,233,743	35,732,133	4,895,282
Provisions for loans receivable from Xiaoying Credit Loans and other loans	164,641,879	233,350,276	225,815,327	30,936,573
Reversal of provision for loan receivable from Xiaoying Housing Loans	(6,066,176)	(4,213,234)	(4,156,904)	(569,494)
Provision for contingent guarantee liabilities	(14,000,000)	67,519,980	241,738,132	33,117,988
Provision for (reversal of) credit losses on deposits to institutional cooperators	1,295,879	(673,558)	3,222,273	441,450
(Reversal of) provision for credit losses for other financial assets	(764,600)	86,019	155,379	21,286
Fair value adjustments related to Consolidated Trusts	6,168,307	531,202	—	—
Change in fair value of financial guarantee derivative	(137,654,096)	(24,966,242)	(1,038,258)	(142,241)
Deferred tax expenses (benefits)	202,305,809	(17,565,186)	(27,248,759)	(3,733,065)
Other non-cash expenses (income)	658,327	120,025	(2,152,467)	(294,886)
Changes in operating assets and liabilities:
Accounts receivable and contract assets	(436,267,247)	(509,909,978)	(405,694,629)	(55,579,936)
Deposits to institutional cooperators	(271,206,554)	68,518,587	(259,047,121)	(35,489,310)
Prepaid expenses and other current assets	121,759,157	7,921,314	14,315,022	1,961,150
Loan receivable from Xiaoying Housing Loans	8,088,235	5,617,646	12,813,750	1,755,477
Purchase of trading financial investments	—	—	(97,916,010)	(13,414,438)
Collection of trading financial investment	—	—	10,238,000	1,402,600
Other non-current assets	1,562,738	(121,124)	(1,075,299)	(147,315)
Contingent guarantee liabilities	14,000,000	(5,613,471)	(116,003,939)	(15,892,474)
Deferred guarantee income	—	46,597,143	118,127,369	16,183,383
Financial guarantee derivative	(223,943,839)	(82,924,152)	—	—
Accrued payroll and welfare	19,076,221	23,089,279	7,946,312	1,088,640
Other taxes payable	36,144,805	34,130,358	(9,826,898)	(1,346,280)
Income taxes payable	152,940,513	176,410,814	143,866,349	19,709,609
Deposit payable to channel cooperators	(1,312,000)	—	(7,683,820)	(1,052,679)
Accrued expenses and other current liabilities	65,114,595	92,435,321	114,945,354	15,747,449
CASH PROVIDED BY OPERATING ACTIVITIES	626,781,729	1,391,444,390	1,523,386,291	208,703,066
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment and intangible assets	(6,055,110)	(8,468,350)	(14,223,115)	(1,948,559)
Disposal of property and equipment	5,440	18,053	107,949	14,789
Purchase of financial investments	(90,539,800)	(424,149,412)	(148,632,843)	(20,362,616)
Collection of financial investments	—	—	391,081,258	53,577,913
Collection of long-term investment	6,852,347	—	—	—
Principal payment of loans at fair value	(826,042,700)	(70,004,009)	—	—
Principal collection of loans at fair value	1,089,274,133	189,752,419	—	—
Loans made to customers of loans receivables provided by Xiaoying Microcredit	(2,005,548,657)	(2,937,363,564)	(4,302,244,495)	(589,405,079)
Principal collections of loans receivables provided by Xiaoying Microcredit	1,706,218,237	2,360,056,343	3,531,243,300	483,778,349
Principal payment of loans receivables of the Consolidated Trusts and Partnerships at amortized cost	(7,455,098,555)	(9,090,383,262)	(8,695,786,212)	(1,191,317,827)
Principal collection of loans receivables of the Consolidated Trusts and Partnerships at amortized cost	6,263,466,800	8,296,900,075	9,360,488,443	1,282,381,659
Collection of loans’ earnings rights from related party	100,000,000	—	—	—
CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(1,217,467,865)	(1,683,641,707)	122,034,285	16,718,629
CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of common shares	(146,740,902)	(24,872,828)	(182,204,126)	(24,961,863)
Proceeds from exercise of options	277,342	1,099,619	122,507	16,783
Dividends to shareholders	—	(58,401,356)	(116,639,508)	(15,979,547)
Proceeds from short-term borrowings	70,208,800	802,500,000	133,500,000	18,289,425
Repayments of short-term borrowings	(166,500,000)	(307,708,800)	(370,000,000)	(50,689,792)
Cash paid to institutional funding partners	(21,310,352)	—	—	—
Cash received from investors of Consolidated Trusts at fair value	98,800,000	—	—	—
Cash paid to investors of Consolidated Trusts at fair value	(420,225,590)	(141,288,810)	—	—
Cash received from investors and institutional funding partners of the Consolidated Trusts and Partnerships at amortized cost	2,497,000,169	3,251,997,048	1,698,154,102	232,646,158
Cash paid to investors and institutional funding partners of the Consolidated Trusts and Partnerships at amortized cost	(1,335,158,227)	(2,295,866,494)	(3,098,109,192)	(424,439,219)
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	576,351,240	1,227,458,379	(1,935,176,217)	(265,118,055)
Effect of foreign exchange rate changes	29,255,917	2,286,656	6,894,284	944,514
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	14,921,021	937,547,718	(282,861,357)	(38,751,847)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	992,038,836	1,006,959,857	1,944,507,575	266,396,446
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT YEAR END	1,006,959,857	1,944,507,575	1,661,646,218	227,644,599
Non-cash investing activities
Switch out from VC funds measured at fair value	—	13,968,313	374,471	51,302
Switch in VC funds measured at fair value	—	(14,342,134)	—	—
Supplemental disclosures of cash flow information:
Income taxes paid, net of refunds	37,369,220	102,284,875	289,084,125	39,604,363
Interest paid for borrowings	1,991,007	23,247,119	24,162,853	3,310,297
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	602,270,607	1,195,351,730	984,611,409	134,891,210
Restricted cash	404,689,250	749,155,845	677,034,809	92,753,389
Provision of credit losses for other financial assets	—	(86,019)	(241,398)	(33,071)
Total cash and cash equivalents and restricted cash	1,006,959,857	1,944,421,556	1,661,404,820	227,611,528

Note: The presentation of consolidated statements of comprehensive income and classification of consolidated statement of cash flows has been changed since 2024. As a result, certain line items presented in the consolidated statement of cash flows for the previous fiscal years have been retrospectively adjusted to conform to current presentation. For further information, see Note 2(al) “Summary of significant accounting policies - Revisions of prior year”.

The accompanying notes are an integral part of these consolidated financial statements.

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

Shenzhen Xintang did not renew its financing guarantee license in 2022. The Group settled the remaining business of Shenzhen Xintang in the first quarter of 2023. And Shenzhen Xintang (VIE) no longer guarantees any loan products. By the end of December 2023, the registered capital of Shenzhen Xintang was decreased to RMB1 million.

As of December 31, 2024, the Company’s principal subsidiaries, VIEs and subsidiaries of the VIEs are as follows:

	Date of	Place of	Percentage
	incorporation/	incorporation/	of legal
	establishment	establishment	ownership	Principal activities
Wholly-owned subsidiaries
YZT (HK) Limited	January 14, 2015	Hong Kong	100%	Investment holding
Xiaoying (Beijing) Information Technology Co., Ltd. (“Beijing WFOE”)	October 28, 2015	Beijing	100%	Technology development and service, sale of products
Shenzhen Xiaoying Puhui Technology Co., Ltd. (“Shenzhen Puhui”)	December 6, 2016	Shenzhen	100%	Technology development and service, sale of products
Shenzhen Xiaoying Information Technology Co., Ltd. (“Shenzhen Xiaoying IT”)	November 28, 2016	Shenzhen	100%	Technology development and service, sale of products
Tianjin Yuexin Financing Guarantee Co., Ltd. (“Tianjin Yuexin”)	May 20, 2022	Tianjin	100%	Guarantee services
Dingyue Digital and Information Technology (Shenzhen) Co., Ltd. (“Dingyue”)	November 5, 2021	Shenzhen	100%	Technology development service
VIEs
Shenzhen Xiaoying Technology Co., Ltd. (“Shenzhen Xiaoying”)	October 19, 2016	Shenzhen	100%	Technology development and service, sale of products
Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd. (“Beijing Ying Zhong Tong”)	March 27, 2015	Beijing	100%	Technology development and service, sale of products
Shenzhen Xintang Information Consulting Co., Ltd. (“Shenzhen Xintang”)	December 16, 2016	Shenzhen	100%	Consulting services
Significant subsidiaries of the VIEs
Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd. (“Shenzhen Ying Zhong Tong”)	March 7, 2014	Shenzhen	100%	Technology development and service, sale of products
Shenzhen Ying Ai Gou Trading Co., Ltd. (“Shenzhen Ying Ai Gou”)	October 25, 2018	Shenzhen	100%	E-commerce services
Shenzhen Xiaoying Microcredit Co., Ltd. (“Xiaoying Microcredit”)	May 31,2021	Shenzhen	100%	Microcredit services

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

Pursuant to the voting rights proxy agreements signed between the VIEs’ nominee shareholders and Beijing WFOE, each nominee shareholder irrevocably appointed Beijing WFOE as its attorney-in-fact to exercise on each shareholder’s behalf and all rights that each shareholder has in respect of its equity interest in the VIEs (including but not limited to executing the exclusive right to the voting rights and the right to appoint directors and executive officers of the VIEs). The nominee shareholders cannot revoke the authorization and entrustment as long as the nominee shareholders remain a shareholder of the VIEs. For the arrangements among Beijing WFOE, each of the VIEs, and their shareholders, the power of attorney will remain in force for ten years. Unless a thirty-day notice is given by Beijing WFOE, this agreement shall be automatically renewed for another one year upon its expiration. The arrangement among Beijing WFOE and its shareholder does not specify its effective term.

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

For Consolidated Trusts founded before December 31, 2021, the Group elected to apply fair value option to the loans (at the date of origination) and liabilities due to investors. That is, the loans are continued to be recorded on the Group’s consolidated balance sheets as loans held for investment under “Loans at fair value” and the proceeds received from the investors are recorded as trust liabilities under “Payable to investors at fair value”. By the end of 2023, all loans and investor payments related to these trusts were fully settled. As of December 31, 2023 and 2024, no outstanding balance of loans or liabilities related to these trusts in the Group’s financial statements.

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

As of December 31,2023 and 2024, certain of the subsidiaries of the Group funded RMB115,900,000 and RMB737,200,000 to loan products facilitated on the Group’s platform through third-party trust companies. The trusts are consolidated by the Group and the underlying loans are recorded on the Group’s consolidated balance sheets as loans held for investment under “Loans receivable from Xiaoying Credit Loans and other loans, net”.

Consolidated Partnerships

The Group continues developing the partnership business model, where the Group and certain trusts jointly established several limited partnership enterprises, or LPs, to invest solely in the loans facilitated by the Group on its platform to provide returns to partners of the LPs through interest payments made by the borrowers. The Consolidated Partnerships are cooperated with financial institutional cooperators who provide credit insurance/financial guarantee services to protect funding providers against default for both the principal and interest. Intermediary model is adopted for the Consolidated Partnerships, the Group typically provides credit to the borrowers through an intermediary first and then transfers the loans to the LPs. The Group determines to consolidate these LPs as the Group is the primary beneficiary, due to the following reasons: 1) the Group has the power to direct the operating activities of the LPs; 2) the Group absorbs or enjoys the potential residual losses or returns of these LPs. The transfer of loans to the Consolidated Partnerships are not eligible for sale accounting because the LP is consolidated and the loan transfer is considered an intercompany transaction. The Group further applies amortized cost to the loans and liabilities to trust partners in its consolidated financial statements. That is, the loans are recorded on the Group’s consolidated balance sheets under “Loans receivable from Xiaoying Credit Loans and other loans, net” and the proceeds received from the trust partners are recorded as LP liabilities under “Payable to investors and institutional funding partners at amortized cost”.

As of December 31,2023 and 2024,one of the subsidiaries of the Group funded RMB231,346,839 and RMB145,742,384 to loan products facilitated on the Group’s platform through the limited partnership enterprises. The LPs are consolidated by the Group and the underlying loans are recorded on the Group’s consolidated balance sheets under “Loans receivable from Xiaoying Credit Loans and other loans, net”.

The following financial statement amounts and balances of the Consolidated Trusts and Partnerships are included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of
	December 31,	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Assets:
Restricted cash	711,756,581	527,457,300	72,261,354
Accounts receivable and contract assets, net	54,749,985	37,373,243	5,120,113
Loans receivable from Xiaoying Credit Loans and other loans, net	3,571,283,174	2,916,966,912	399,622,828
Total assets	4,337,789,740	3,481,797,455	477,004,295
Liabilities:
Payable to investors and institutional funding partners at amortized cost	3,584,040,757	2,184,085,667	299,218,510
Other taxes payable	4,060,878	3,265,159	447,325
Accrued expenses and other current liabilities	43,599,849	18,335,260	2,511,920
Total liabilities	3,631,701,484	2,205,686,086	302,177,755

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net revenue	648,893,767	726,005,363	744,531,819	102,000,441
Net income	360,550,889	458,613,718	494,604,464	67,760,534

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net cash provided by operating activities	273,610,963	172,210,364	550,953,578	75,480,331
Net cash (used in) provided by investing activities	(928,400,322)	(673,734,777)	664,702,231	91,063,832
Net cash provided by (used in) financing activities	840,416,352	814,841,744	(1,399,955,090)	(191,793,061)

The following financial statement amounts and balances of the VIEs and Consolidated Trusts and Partnerships were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of
	December 31	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Assets:
Cash and cash equivalents	295,277,830	180,683,740	24,753,571
Restricted cash	716,870,052	532,603,866	72,966,430
Accounts receivable and contract assets, net	83,535,036	74,750,686	10,240,802
Loans receivable from Xiaoying Credit Loans and other loans, net	4,876,731,346	4,775,126,977	654,189,714
Prepaid expenses and other current assets, net	25,280,941	19,491,239	2,670,289
Deferred tax assets, net	118,587,356	174,395,511	23,892,087
Financial investments	—	33,428,162	4,579,639
Long-term investments	493,411,355	498,038,310	68,230,969
Property and equipment, net	1,054,565	1,138,186	155,931
Intangible assets, net	28,153,262	27,706,487	3,795,773
Loan receivable from Xiaoying Housing Loans, net	8,656,846	—	—
Other non-current assets	22,984	21,976	3,011
Total assets	6,647,581,573	6,317,385,140	865,478,216
Liabilities:
Payable to investors and institutional funding partners at amortized cost	3,584,040,757	2,184,085,667	299,218,510
Short-term borrowings	320,000,000	10,000,000	1,369,994
Accrued payroll and welfare	15,011,080	18,482,497	2,532,092
Other taxes payable	126,900,881	119,683,947	16,396,634
Income taxes payable	28,266,791	174,425,660	23,896,217
Accrued expenses and other current liabilities	69,989,510	94,825,511	12,991,042
Deferred tax liabilities	—	642,602	88,036
Total liabilities	4,144,209,019	2,602,145,884	356,492,525

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net revenue	1,350,809,649	1,500,275,059	1,809,619,313	247,916,829
Net income	738,032,308	438,091,276	623,964,980	85,482,852

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net cash provided by operating activities	451,005,598	628,719,431	1,517,583,263	207,908,054
Net cash used in investing activities	(1,225,037,957)	(1,251,376,124)	(106,448,449)	(14,588,857)
Net cash provided by (used in) financing activities	860,416,352	1,114,841,744	(1,709,955,090)	(234,262,887)

The VIEs and Consolidated Trusts and Partnerships contributed 38%, 31% and 31% of the Group’s consolidated revenue for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2023 and 2024, the VIEs and Consolidated Trusts and Partnerships accounted for an aggregate of 57% and 53% of the consolidated total assets, and 71% and 58% of the consolidated total liabilities.

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

(c)Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include share-based compensation, allowance for credit losses of accounts receivables and contract assets, deposits to institutional cooperators, prepaid expenses and other current assets, loans receivables from Xiaoying Housing Loans and loans receivable from Xiaoying Credit Loans and other loans, provision for contingent guarantee liabilities, allocation of considerations under revenue arrangements with various performance obligations, variable considerations of revenue recognition, valuation allowance for deferred tax assets, unrecognized tax benefits, the indefinite reinvestment assertion, fair value of financial guarantee derivatives, contingent guarantee liabilities and financial investments, loans at fair value and payable to investors at fair value, impairment of long-term investments and financial investments.

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

The major product offered by the Group is Xiaoying Credit Loan, which mainly consists of Xiaoying Card Loan and other unsecured loan products that the Group introduce from time to time. The major products offered by the Group before 2021 also include Xiaoying Revolving Loan which mainly consists of Yaoqianhua (previously named as Xiaoying Wallet). The Group ceased facilitation of Xiaoying Revolving Loan in 2020.

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

The second business model (“Intermediary Model”) involves the Group initially providing credit to borrowers through an intermediary and subsequently selling the loans including all of the creditor rights in the loans to external investors or institutional funding partners within a short period of time. For the years in and after 2022, only the operations of Consolidated Trusts and Partnerships were under Intermediary Model. The Group cooperates with several microcredit companies who use their own funds to provide credit to borrowers first; these microcredit companies transfer their rights as creditors shortly to SPVs controlled by the Group at the price of the carrying amount of the outstanding loan principal balance and accumulated accrued interest not paid by the borrowers as of the day on which the creditor’s rights are legally transferred to SPVs. The SPVs further transfer their creditor’s rights to Consolidated Trusts and Partnerships in a short period at the price of the carrying amount of the outstanding loan principal balance and the accumulated accrued interest not paid by the borrowers as of the day on which the creditor’s rights are legally transferred. These loans carry the same insurance/ guarantee agreement with external financial institutional cooperators as loans facilitated under the Direct Model, which is attached to the loan and transfers along with the loan. The loans are initially recorded on the consolidated balance sheet as loans receivable from Xiaoying Credit Loans and other loans. Since the Group consolidates such trusts and partnerships under the VIE model (see accounting policy on “Consolidated Trusts” and “Consolidated Partnerships”), loans transferred to Consolidated Trusts and Partnerships do not qualify for sales accounting as the transfers are to consolidated subsidiaries.

Loans facilitated by the Group typically have a term of less than 1 year. For each loan facilitated either through the Direct Model or Intermediary Model, the Group charges a service fee (i) to the borrower indirectly through one of the Group’s VIEs, Shenzhen Xintang, or (ii) to the borrower indirectly through external financing guarantee company, or (iii) to institutional funding partner directly. No application fee is charged to borrowers or investors or institutional funding partners.

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

For the loans facilitated that the Group collected service fee indirectly through external financing guarantee company or directly from institutional funding partner, the Group’s transaction price includes variable consideration adjusted for default risk of the borrowers and prepayment risk of the borrowers. The Group determines the consideration based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination.

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

For certain loan products that the Group facilitate that are repaid in installments by borrowers, borrowers are required to enter into guarantee agreements with the Group while at the same time, the Group entered into a series of arrangements with various financial institutional cooperators and negotiate the upper limit (the “Cap”) of the compensation obligation prospectively with these financial institutional cooperators based on the expected loss rate. The Group received the guarantee fee at a pre-agreed rate from borrowers directly or from financial institutional cooperators indirectly. Upon borrower’s default, financial institutional cooperators reimburse the full loan principal and interest to the investors or institutional funding partner first, and has the right to recourse to both the borrower and the Group. The Group’s contractual obligation is at any time it limited to the Cap which is either the lower of (1) total amount of guarantee fees contractually required to be collected from the borrowers for such loans facilitated during the current period on an aggregated basis, and (2) a certain percentage of the total principal of the loans facilitated stated in an annualized manner, as pre-agreed with financial institutional cooperators (the “Rate”); or the former (1). The contractual guarantee fees in (1) is not influenced by default or early repayment of borrowers. The Group has no obligation or intention to compensate financial institutional cooperators for any losses in excess of the contractual obligation. The Rate will be negotiated prospectively at each quarter between the two parties based on the expected loss rate. The actual loss in excess of the Cap is absorbed by financial institutional cooperators. Financial institutional cooperators ultimately bear substantially all of the credit risk. The Group’s exposure in this arrangement is limited to the default and prepayment risk in relation to the guarantee fee when the Group cannot collect the guarantee fee under the agreement with the borrower on an individual basis but is still obligated to compensate financial institutional cooperators up to the Cap on a pool basis. The Group evaluated the guarantee arrangement pursuant to ASC Topic 815, and concluded that the arrangement meets the definition of a derivative and that it is not eligible for the guarantee scope exception. Therefore, the guarantee is recognized as a derivative liability/asset at fair value and is not accounted for pursuant to ASC Topic 460 or 450. See accounting policy for financial guarantee derivative.

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

The Group determines the total transaction price to be the service fees chargeable to the borrowers indirectly through one of the VIEs, Shenzhen Xintang, or external financing guarantee companies or to certain institutional funding partners directly, including the guarantee fees charged by the Group under the separate guarantee agreement with the borrowers for certain type of Xiaoying Card Loans. The transaction price for loan facilitation and post-origination services includes variable consideration adjusted for default risk and prepayment risk of the borrowers. The Group estimates variable consideration for these contracts using the expected value methodology, including models to estimate the loss rates, the prepayment rates, and the weighted macroeconomic forecast, which are based on past events, current conditions, and reasonable and supportable forecasts over the life of the loans. The expected value of the consideration is the product of multiplying the loan principal and the pre-agreed service fee rates, adjusted for the loss rates and the prepayment rates. The loss rates are calculated using vintage-based loss rate model, adjusted for a weighted macroeconomic forecast. The models consider the historical loss experience period for the vintage-based loss rates, the historical prepayment experience period for the prepayment rates and the weighting of multiple macroeconomic forecast scenarios over the life of the loans and selected economic variables, including gross domestic product (GDP), unemployment rate and other macro-economic variables. The transaction price is allocated amongst the financial guarantee service, if any, and two performance obligations.

The Group first allocates the transaction price to the financial guarantee, if any, that is recognized in accordance with either (1) ASC Topic 460, Guarantees which requires the guarantee to be measured initially at fair value based on the stand-ready obligation or (2) ASC Topic 815, which requires the guarantee to be measured initially and subsequently at fair value. Then the remaining considerations are allocated to the loan facilitation services and post-origination services using their relative standalone selling prices consistent with the guidance in ASC 606. The Group does not have observable standalone selling price information for the loan facilitation services or post-origination services because it does not provide loan facilitation services or post-origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Group. As a result, the estimation of standalone selling price involves significant judgment. The Group uses an expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post origination services as the basis of revenue allocation. In estimating its standalone selling price for the loan facilitation services and post-origination services, the Group considers the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on the Group’s services, and other market factors.

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

Disaggregation of revenues

All of the Group’s revenue for the years ended December 31, 2022, 2023 and 2024 were generated from the PRC. As the remaining duration of the Group’s performance obligations of the contracts is one year or less, the Group elects to apply the exemption of disclosing the aggregate amount of transaction price allocated to the performance obligations at the end of 31 December, 2022, 2023 and 2024, The following table illustrates the disaggregation of revenue by product the Group offered in 2022, 2023 and 2024:

	Loan
	facilitation	Post-origination	Financing	Other
	service	service	income	revenue	Total
2022	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Major products
Xiaoying Credit Loan	2,044,343,554	372,015,426	959,446,184	20,815,986	3,396,621,150
Xiaoying Revolving Loan	—	435,180	2,815	—	437,995
Other loans	—	—	6,828,467	207,964	7,036,431
Other service(1)	—	—	—	158,854,539	158,854,539
Total	2,044,343,554	372,450,606	966,277,466	179,878,489	3,562,950,115

	Loan
	facilitation	Post-origination	Financing	Guarantee	Other
	service	service	income	income	revenue	Total
2023	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Major products
Xiaoying Credit Loan	2,740,974,233	596,581,987	1,133,314,422	24,496,658	30,861,036	4,526,228,336
Xiaoying Housing Loan	—	—	—	—	1,601,289	1,601,289
Other loans	—	—	4,022,032	—	—	4,022,032
Other service(1)	—	—	—	—	283,032,373	283,032,373
Total	2,740,974,233	596,581,987	1,137,336,454	24,496,658	315,494,698	4,814,884,030

	Loan
	facilitation	Post-origination	Financing	Guarantee	Other
	service	service	income	income	revenue	Total
2024	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Major products
Xiaoying Credit Loan	3,102,344,942	759,538,640	1,372,004,085	201,715,792	38,228,810	5,473,832,269
Other service(1)	—	—	—	—	397,949,477	397,949,477
Total	3,102,344,942	759,538,640	1,372,004,085	201,715,792	436,178,287	5,871,781,746

	Loan
	facilitation	Post-origination	Financing	Guarantee	Other
	service	service	income	income	revenue	Total
2024	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Major products
Xiaoying Credit Loan	425,019,514	104,056,367	187,963,789	27,634,950	5,237,325	749,911,945
Other services(1)	—	—	—	—	54,518,856	54,518,856
Total	425,019,514	104,056,367	187,963,789	27,634,950	59,756,181	804,430,801
(1)	Primarily consists of referral service fees for introducing borrowers to other platforms and technology service fees received for providing assistant technology development services.

Contract balances

The Group did not enter into contracts with customers that were greater than one year for substantially all products for the years ended December 31, 2022, 2023 and 2024. For the loans the Group is entitled to the full service fee regardless of whether the borrowers choose to early repay or not, the Group has the unconditional right to the consideration and an accounts receivable is recorded. For the loans facilitated with borrowers who have the option of early repayment and upon termination they do not have the obligation to pay the remaining monthly service fees, the Group’s right to consideration for the service fees of facilitation service is conditional on whether or not the borrowers repay in advance. In these instances, the Group records a corresponding contract asset when recognizing revenue from loan facilitation service. The contract asset will not be reclassified to a receivable given that the right to invoice and the payment is due by the end of the credit periods. Revenue for these loan products are recognized when the collection of consideration becomes probable.

Remaining unsatisfied performance obligations as of December 31, 2022, 2023 and 2024 pertained to post-origination service in the amount of RMB224,461,482, RMB287,607,599 and RMB420,361,656 (US$57,589,311), respectively. All remaining unsatisfied performance obligations would be recognized as revenue in the subsequent year.

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

Other revenue

Other revenue primarily includes referral service fees for introducing borrowers to other platforms and technology service fees received for providing assistant technology development services. The referral service fees for introducing borrowers to other platforms are recognized when the obligation is fulfilled and is confirmed by the other platforms. The technology service fees are recognized when the assistant technology development services to third parties provided.

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

Under the Intermediary Model, the Group, through its intermediary, facilitates credits to borrowers and subsequently transfers the loans (including the creditor rights) to Consolidated Trusts and Partnerships at face value within a short period of time.

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

For Xiaoying Housing Loans facilitated through the Intermediary Model, which was ceased facilitation in 2019, borrowers are required to pledge properties to one of the Group’s consolidated VIE entities (other than the intermediary or the SPV conducting the facilitation and transfer of the loan) as collateral for the guarantee that the Group is providing to a financial institutional cooperator against borrower’s default. It is a separate arrangement with different counterparties from the loan provided by the Group. While the loan (including creditor’s rights) is transferred to third party investors or institutional funding partners, the lien remains under the Group’s name and in security for the Group agreeing to provide the guarantee to a financial institutional cooperator. The holding of the lien does not affect the creditor’s right in the loan being fully transferred. Provided all aforementioned conditions under sales accounting are met, the transfer of such loans with collateral are accounted for as a sale.

(f)Foreign currency translation

The functional currency of X Financial is in US dollars (“US$”). The functional currency of the Group’s subsidiaries and VIEs in the Chinese Mainland is Renminbi (“RMB”). The determination of the respective functional currency is based on the criteria stated in ASC 830, Foreign Currency Matters. The Group also uses RMB as its reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. Translation gains and losses are recognized in the consolidated statements of comprehensive income.

The Company with functional currency of US$ translates its operating results and financial positions into RMB, the Group’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component in the consolidated statements of comprehensive income.

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

Prior to September 2017, substantially all of the loans facilitated by the Group’s platform are insured by a financial institutional cooperator. The financial institutional cooperator initially reimbursed the loan principal and interest to the investor or institutional funding partner upon the borrower’s default. In order to maintain stable business relationship with the financial institutional cooperator, although not contractually obligated, the Group at its sole discretion compensated the financial institutional cooperator for substantially all loan principal and interest default but not subsequently collected. The Group deemed the guarantee as a guarantee service recognizes a stand ready obligation for its guarantee exposure in accordance with ASC Topic 460. The relative business has been ceased in 2020 with no outstanding balance of guarantee liabilities for such business in and after 2021, and only follow-up collections remain.

From September 2017, the Group revised the arrangement with the financial institutional cooperator and the Group no longer records any guarantee liabilities in accordance with ASC Topic 460, and records financial guarantee derivatives in accordance with ASC 815. See accounting policy of revenue recognition and financial guarantee derivatives.

During 2023, the Group started the financing guarantee business through one of the subsidiaries of the Group that holds the financing guarantee license and built a new business model that collaborates with external financing guarantee companies to provide joint guarantee services, on a pro-rata basis, to institutional funding partners. Under this business model, the Group has the contractual obligation to pay the defaulted principal and interest to institutional funding partners and no obligation to pay to the external financing guarantee company. The Group recognizes a stand ready obligation for its guarantee exposure in accordance with ASC Topic 460, Guarantees which requires the guarantee to be measured initially at fair value based on the stand-ready obligation.

Guarantee service provided prior to September 2017

At the inception of each loan, the Group recognizes the guarantee liability at fair value in accordance with ASC 460-10, which incorporates the expectation of potential future payments under the guarantee and takes into both non-contingent and contingent aspects of the guarantee. Subsequent to the loan’s inception, the guarantee liability is composed of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. The liability recorded based on ASC Topic 460 is determined on a loan by loan basis and it is reduced when the Group is released from the underlying risk, i.e., as the loan is repaid by the borrower or when the investor or institutional funding partner is compensated in the event of a default. This component is a stand-ready obligation which is not subject to the probable threshold used to record a contingent obligation. When the Group is released from the stand-ready liability upon expiration of the underlying loan, the Group records a corresponding amount as “Other revenue” in the consolidated statement of comprehensive income. The other component is a contingent liability determined based on probable loss considering the actual historical performance and current conditions, representing the obligation to make future payouts under the guarantee liability in excess of the stand-ready liability, measured using the guidance in ASC Topic 450. The ASC Topic 450 contingent component is determined on a collective basis and loans with similar risk characteristics are pooled into cohorts for purposes of measuring incurred losses. The ASC 450 contingent component is recognized as part of operating expenses in the consolidated statement of comprehensive income. At all times the recognized liability (including the stand-ready liability and contingent liability) is at least equal to the probable estimated losses of the guarantee portfolio.

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

Guarantee service provided in and after 2023

At inception of the guarantee, the Group recognize both a stand ready guarantee liability as deferred guarantee income under ASC 460 with an associated financial assets receivable, and a contingent guarantee liability for off-balance sheet credit exposures under Current expected credit loss (“CECL”) model. At initial recognition, deferred guarantee income is recorded at the fair value of the guarantee contract. The Group apply practical expedient and measures its guarantee service at inception at fair value equal to the total amount of guarantee service fees contractually required to be collected, since the guarantee contact is independently issued in a standalone arm’s-length transaction with an unrelated party. Subsequent to initial recognition, deferred guarantee income is released systematically as “Guarantee income” in the consolidated statement of comprehensive income when the Group is released from the underlying risk. Contingent guarantee liability represents the guarantee obligations in the event of default related to the guarantee contract that are determined in accordance with ASC Topic 326, which are initially recorded separate from and in addition to deferred guarantee income at the amount equal to the expected lifetime credit losses of the underlying loans covered by the guarantee service. The expected credit losses is calculated using vintage-based loss rate and macroeconomic forecast scenario models, and is the product of multiplying the estimates of vintage-based loss rates and the individual level exposure at default on an undiscounted basis, adjusted for a weighted macroeconomic forecast. The models consider the historical loss experience period for the vintage-based loss rates, the historical prepayment experience period for the prepayment rates and the weighted multiple macroeconomic forecast scenarios over the life of the loans and selected economic variables, including gross domestic product (GDP), unemployment rate and other macro-economic variables. The contingent guarantee liabilities are determined on a collective basis and loans share similar risk characteristics and includes both quantitative and qualitative components, and adjusted each period for changes in expected lifetime credit losses. The initial recognition and adjustments made to contingent guarantee liabilities are recorded as “provision for contingent guarantee liabilities” in the consolidated statement of comprehensive income.

(h)Financial guarantee derivatives

The Group entered into a series of arrangements with various financial institutional cooperators for certain guarantee services. The agreements entitle the Group a right to receive guarantee fees and require the Group to make payment, up to a pre-agreed cap, to reimburse financial institutional cooperators for a pre-determined portion of borrower payment defaults and the guarantee fee amount that was not collected due to prepayments. The ‘dual-triggered’ financial guarantee is accounted for as a derivative under ASC 815 because the financial guarantee scope exemption outlined in ASC 815-10-15-58 is not met.

The Group uses the discounted cash flow model to value these financial guarantee derivatives at inception and subsequent valuation dates. The fair value is categorized in the level 3 valuation hierarchy. This discounted cash flow model incorporates assumptions of the significant unobservable inputs such as the expected loss rates, prepayment rate and discount rate. The expected loss rate and prepayment rate is estimated by taking into consideration of historical loss experiences. The Group considers that the impact of discount rate, which is determined based on the market rates, to the fair value of financial guarantee derivatives is immaterial.

All financial guarantee derivatives are required to be recorded on the Group’s consolidated balance sheet at fair value. The Group signs contract separately for each project regardless of whether they are same counterparty. As no legally enforceable master netting agreement exists between the Group and the derivative counterparty, the Group does not net derivative assets and liabilities. The change in fair value of the financial guarantee derivative is recorded as change in fair value of financial guarantee derivatives in the consolidated statements of comprehensive income. The relative cash flows associated with the financial guarantee derivatives and their gains and losses are reported in operating activities in the consolidated statements of cash flow. Refer to Note 3 for further information of tabular disclosures on the amount and reporting for financial guarantee derivative assets, liabilities, gains and losses.

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

(j)Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash on hand and cash in bank which are highly liquid and insignificant risk of changes in value. As of December 31, 2023 and 2024, cash equivalents were comprised of term deposits in banks. All cash and cash equivalents are unrestricted as to withdrawal and use.

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

Restricted cash also includes cash security deposits set aside in banks cash deposited with banks as collateral for borrowings from the respective banks. Restriction on the use of such cash and the interest earned thereon is imposed by the banks and remains effective throughout the terms of the borrowings. See Note 8.

Tianjin Yuexin entered into deposit arrangements with institutional funding partners to pay deposits in accordance with an agreed payment schedule. The Group establishes an allowance for credit losses based on the credit risk of institutional funding partners determined by external credit ratings and adjusted for a weighted macroeconomic forecast.

(l)   Accounts receivable and contract assets, net

Accounts receivable and contract assets consist of accounts receivable and contract assets from the facilitation and post-origination service in relation to loans facilitated, from financing income generated from Consolidated Trusts and Partnerships and Xiaoying Microcredit, from guarantee income generated under a new business model of financing guarantee business, and from other revenue which mainly including referral service fees. Contract assets represent the Group’s right to consideration in exchange for facilitation services that the Group has transferred to the customer before payment is due. The Group only recognizes accounts receivable and contract assets to the extent that the Group believes it is probable that they will collect substantially all of the consideration to which it will be entitled in exchange for the services transferred to the customer the payment is due by the end of the credit periods. The general life time of accounts receivable and contract assets lasts no more than 12 months.

Accounts receivable and contract assets is stated at the historical carrying amount net of write-offs and allowance for credit losses. The Group establishes an allowance for credit losses in accordance with ASC 326 based on estimates, historical experience of net loss rates, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors surrounding the credit risk of customers. The profile of the borrowers is similar under each product therefore the Group applies a consistent credit risk management framework to the entire portfolio of borrowers under each product. The Group also constantly monitors the financial condition and evaluates the credit quality of certain institutional funding partners and external financing guarantee companies from which the Group’s service fees are collected directly or indirectly. For individual counterparty where there is an observable indicator of loss, an individually evaluated allowance for credit losses is provided. The Group evaluates and adjusts its allowance for credit losses for accounts receivable and contract assets on a quarterly basis or more often as necessary. Uncollectible accounts receivable or contract assets are charged off when a settlement is reached for an amount that is less than the outstanding historical balance or when accounts receivable or contract assets are deemed uncollectible.

The following table presents the accounts receivable and contract assets from facilitation, post-origination, financing income, guarantee income and other revenue as of December 31, 2023 and 2024, respectively:

	Accounts	Accounts
	receivable	receivable	Accounts	Accounts	Accounts	Allowance for
	and contract	and contract	receivable	receivable	receivable	credit losses
	assets from	assets from	and contract	and contract	and contract	for accounts
	facilitation	post-origination	assets from	assets from	assets from	receivable and
As of December 31, 2023	services	services	financing income	guarantee income	other revenue	contract assets	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Accounts receivable:
Xiaoying Credit Loan	294,129,400	31,190,408	81,665,859	12,330,093	—	(4,010,770)	415,304,990
Other loans	—	—	275,067	—	—	(12,755)	262,312
Other service	—	—	—	—	32,047,171	(1,757,267)	30,289,904
Contract assets:
Xiaoying Credit Loan	1,058,519,704	112,202,337	240	46,494,315	—	(3,485,827)	1,213,730,769
Total	1,352,649,104	143,392,745	81,941,166	58,824,408	32,047,171	(9,266,619)	1,659,587,975

	Accounts	Accounts
	receivable	receivable	Accounts	Accounts	Accounts	Allowance for
	and contract	and contract	receivable	receivable	receivable	credit losses
	assets from	assets from	and contract	and contract	and contract	for accounts
	facilitation	post-origination	assets from	assets from	assets from	receivable and
As of December 31, 2024	services	services	financing income	guarantee income	other revenue	contract assets	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Accounts receivable:
Xiaoying Credit Loan	287,995,740	33,776,512	75,514,367	145,561,816	—	(17,866,589)	524,981,846
Other service	—	—	—	—	58,991,579	(125,514)	58,866,065
Contract assets:
Xiaoying Credit Loan	1,264,077,497	148,259,098	459,631	39,086,515	—	(6,180,181)	1,445,702,560
Total	1,552,073,237	182,035,610	75,973,998	184,648,331	58,991,579	(24,172,284)	2,029,550,471

	Accounts	Accounts
	receivable	receivable	Accounts	Accounts	Accounts	Allowance for
	and contract	and contract	receivable	receivable	receivable	credit losses
	assets from	assets from	and contract	and contract	and contract	for accounts
	facilitation	post-origination	assets from	assets from	assets from	receivable and
As of December 31, 2024	services	services	financing income	guarantee income	other revenue	contract assets	Total
	US$	US$	US$	US$	US$	US$	US$
Accounts receivable:
Xiaoying Credit Loan	39,455,255	4,627,363	10,345,426	19,941,887	—	(2,447,713)	71,922,218
Other service	—	—	—	—	8,081,813	(17,195)	8,064,618
Contract assets:
Xiaoying Credit Loan	173,177,907	20,311,413	62,969	5,354,831	—	(846,681)	198,060,439
Total	212,633,162	24,938,776	10,408,395	25,296,718	8,081,813	(3,311,589)	278,047,275

The following tables present the aging of accounts receivable as of December 31, 2023 and 2024 respectively. For accounts receivable to be collected from borrowers, the Group charges off accounts receivable overdue more than 60 days. For accounts receivable to be collected indirectly through external financing guarantee company or directly from institutional funding partner, the Group charges off accounts receivable when accounts receivable are deemed uncollectible.

As of December 31, 2023
Aging	Not past-due	1 - 30 days	30 - 60 days	over 60 days	Total
	RMB	RMB	RMB	RMB	RMB
Accounts receivables
Xiaoying Credit Loan	384,802,879	11,208,150	9,079,796	14,224,935	419,315,760
Other loans	274,912	—	155	—	275,067
Other service	17,292,087	11,686,750	2,542,468	525,866	32,047,171
Total	402,369,878	22,894,900	11,622,419	14,750,801	451,637,998

As of December 31, 2024
Aging	Not past-due	1 - 30 days	30 - 60 days	over 60 days	Total
	RMB	RMB	RMB	RMB	RMB
Accounts receivables
Xiaoying Credit Loan	534,221,386	6,046,352	2,580,697	—	542,848,435
Other service	38,166,429	20,825,150	—	—	58,991,579
Total	572,387,815	26,871,502	2,580,697	—	601,840,014

As of December 31, 2024
Aging	Not past-due	1 - 30 days	30 - 60 days	over 60 days	Total
	US$	US$	US$	US$	US$
Accounts receivables
Xiaoying Credit Loan	73,188,030	828,347	353,554	—	74,369,931
Other service	5,228,779	2,853,034	—	—	8,081,813
Total	78,416,809	3,681,381	353,554	—	82,451,744

The following tables present the movement of allowance for credit losses for accounts receivables and contract assets as of December 31, 2022, 2023 and 2024:

		(Reversal of) Provision for
		accounts receivable	Charge-off for
	As of	and contract assets	accounts	As of
	January 1,	(net of recovery)	receivable and	December 31,
	2022	(1)	contract assets	2022
	RMB	RMB	RMB	RMB
Accounts receivable:
Xiaoying Credit Loan	8,092,404	21,753,517	(14,492,578)	15,353,343
Other loans	—	145,931	(106,799)	39,132
Contract assets
Xiaoying Credit Loan	17,775,553	(66,409)	(11,229,039)	6,480,105
Other loans	—	2,586	—	2,586
Total	25,867,957	21,835,625	(25,828,416)	21,875,166

		(Reversal of) Provision for
		accounts receivable	Charge-off for
	As of	and contract assets	accounts	As of
	January 1,	(net of recovery)	receivable and	December 31,
	2023	(1)	contract assets	2023
	RMB	RMB	RMB	RMB
Accounts receivable:
Xiaoying Credit Loan	15,353,343	13,063,863	(24,406,436)	4,010,770
Other loans	39,132	409,477	(435,854)	12,755
Other service	—	1,757,267	—	1,757,267
Contract assets
Xiaoying Credit Loan	6,480,105	(2,994,278)	—	3,485,827
Other loans	2,586	(2,586)	—	—
Total	21,875,166	12,233,743	(24,842,290)	9,266,619

		(Reversal of) Provision for
		accounts receivable	Charge-off for
	As of	and contract assets	accounts	As of
	January 1,	(net of recovery)	receivable and	December 31,
	2024	(1)	contract assets	2024
	RMB	RMB	RMB	RMB
Accounts receivable:
Xiaoying Credit Loan	4,010,770	34,674,923	(20,819,104)	17,866,589
Other loans	12,755	(5,391)	(7,364)	—
Other service	1,757,267	(1,631,753)	—	125,514
Contract assets
Xiaoying Credit Loan	3,485,827	2,694,354	—	6,180,181
Total	9,266,619	35,732,133	(20,826,468)	24,172,284

		(Reversal of) Provision for
		accounts receivable	Charge-off for
	As of	and contract assets	accounts	As of
	January 1,	(net of recovery)	receivable and	December 31,
	2024	(1)	contract assets	2024
	US$	US$	US$	US$
Accounts receivable:
Xiaoying Credit Loan	549,473	4,750,445	(2,852,205)	2,447,713
Other loans	1,747	(739)	(1,008)	—
Other service	240,744	(223,549)	—	17,195
Contract assets
Xiaoying Credit Loan	477,556	369,125	—	846,681
Total	1,269,520	4,895,282	(2,853,213)	3,311,589
(1)The recoveries of charge-off of accounts receivables and contract assets amounted to RMB1,738,580, RMB244,196 and RMB876,116 (US$120,027) during the years ended December 31, 2022, 2023 and 2024, respectively.

During the year ended December 31, 2024, the gross charge-off recorded in the accounts receivables and contract assets amounted to RMB8,317,028 (US$1,139,428) and RMB13,385,556 (US$1,833,812) which originated from loans facilitated in 2023 and 2024, respectively.

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

As of December 31, 2023 and 2024, loans receivables from Xiaoying Credit Loans and other loans amounted to RMB4,947,833,357 and RMB4,828,316,995 (US$661,476,716) respectively. The general life time of loans receivables from Xiaoying Credit Loans and other loans lasts no more than 12 months.

The Group excluded the accrued interest receivable balance, net of allowance for credit loss, from the disclosed amortized cost basis, amounting to RMB77,677,121 and RMB71,667,521 (US$9,818,410) as of December 31, 2023 and 2024. The accrued interest receivables were recorded in accounts receivable and contract assets from financing income in the consolidated balance sheet. In 2023 and 2024, the Group charges off loan receivables from Xiaoying Credit Loans and other loans overdue more than 60 days.

The following table presents the loans receivable from Xiaoying Credit Loans and other loans originated or facilitated through the Consolidated Trusts and Partnerships and retained by the Group as of December 31, 2023 and 2024, respectively:

	Loans receivables
	from Xiaoying
	Credit Loans and
	other	Allowance for
As of December 31, 2023	loans	credit losses	Total
	RMB	RMB	RMB
Xiaoying Credit Loan	5,136,542,858	(188,718,875)	4,947,823,983
Other loans	9,948	(574)	9,374
Total	5,136,552,806	(188,719,449)	4,947,833,357

	Loans receivables
	from Xiaoying
	Credit Loans and
	other	Allowance for
As of December 31, 2024	loans	credit losses	Total
	RMB	RMB	RMB
Xiaoying Credit Loan	5,004,137,624	(175,820,629)	4,828,316,995
Total	5,004,137,624	(175,820,629)	4,828,316,995

	Loans receivables
	from Xiaoying
	Credit Loans and
	other	Allowance for
As of December 31, 2024	loans	credit losses	Total
	US$	US$	US$
Xiaoying Credit Loan	685,564,043	(24,087,327)	661,476,716
Total	685,564,043	(24,087,327)	661,476,716

The following tables present the movement of provision for loans receivable from Xiaoying Credit Loans and other loans as of December 31, 2022, 2023 and 2024, respectively:

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

		(Reversal of)
		Provision for
		loans receivable
		from Xiaoying Credit
		Loans and
	As of December 31,	other loans (net of		As of December 31,
	2023	recovery) (1)	Charge-off	2024
	RMB	RMB	RMB	RMB
Xiaoying Credit Loans	188,718,875	226,865,598	(239,763,844)	175,820,629
Xiaoying Revolving Loans	—	(900,606)	900,606	—
Other loans	574	(149,665)	149,091	—
Total	188,719,449	225,815,327	(238,714,147)	175,820,629

		(Reversal of)
		Provision for loans
		receivable from
		Xiaoying Credit
		Loans and
	As of December 31,	other loans (net of		As of December 31,
	2023	recovery) (1)	Charge-off	2024
	US$	US$	US$	US$
Xiaoying Credit Loans	25,854,380	31,080,459	(32,847,512)	24,087,327
Xiaoying Revolving Loans	—	(123,383)	123,383	—
Other loans	79	(20,503)	20,424	—
Total	25,854,459	30,936,573	(32,703,705)	24,087,327
(1)The recoveries of charge-off of loans receivables from Xiaoying Credit Loans and other loans amounted to RMB12,189,107, RMB13,488,360 and RMB9,251,001 (US$1,267,382) during the years ended December 31, 2022, 2023 and 2024, respectively.

During the year ended December 31, 2024, the gross charge-off recorded in the loans receivables from Xiaoying Credit Loans and other loans amounted to RMB115,695,330 (US$15,850,196) and RMB132,269,818 (US$18,120,891) which originated from loans provided by Xiaoying Microcredit in 2023 and 2024, respectively.

The following table presents the aging, which is the primary credit quality indicator, of loans receivable from Xiaoying Credit Loans and other loans as of December 31, 2023 and 2024, presented by year of origination respectively:

As of December 31, 2023
Aging	Not past-due	1 - 30 days	30 - 60 days	Total
	RMB	RMB	RMB	RMB
Loan originated or facilitated in 2022
Xiaoying Credit Loans	23,330	510,844	985,551	1,519,725
Other loans	2,000	—	7,948	9,948
Loan originated or facilitated in 2023
Xiaoying Credit Loans	5,065,782,330	46,127,552	23,113,251	5,135,023,133
Total	5,065,807,660	46,638,396	24,106,750	5,136,552,806

As of December 31, 2024
Aging	Not past-due	1 - 30 days	30 - 60 days	Total
	RMB	RMB	RMB	RMB
Loan originated or facilitated in 2023
Xiaoying Credit Loans	306,140	443,897	646,547	1,396,584
Loan originated or facilitated in 2024
Xiaoying Credit Loans	4,927,629,181	47,724,414	27,387,445	5,002,741,040
Total	4,927,935,321	48,168,311	28,033,992	5,004,137,624

As of December 31, 2024
Aging	Not past-due	1 - 30 days	30 - 60 days	Total
	US$	US$	US$	US$
Loan originated or facilitated in 2023
Xiaoying Credit Loans	41,940	60,814	88,577	191,331
Loan originated or facilitated in 2024
Xiaoying Credit Loans	675,082,429	6,538,218	3,752,065	685,372,712
Total	675,124,369	6,599,032	3,840,642	685,564,043

(n)Loans and payable to investors at fair value of Consolidated Trusts

For Consolidated Trusts founded before December 31, 2021, the Group elected to apply the fair value option for the loan assets and liabilities of the Consolidated Trusts on an individual basis at initial recognition, which is irrevocable throughout the existing period of each Consolidated Trust. For the Consolidated Trusts founded after January 1, 2022, the Group elected to apply amortized cost method to the loan assets and liabilities of newly formed Consolidated Trusts. During 2022, the Group managed the remaining activities of these trusts. By the end of 2023, all loans and investor payments related to these trusts were fully settled. As of December 31, 2023 and 2024, no outstanding balance of loans or liabilities related to these trusts in the Group’s financial statements.

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

The outstanding balance of loan receivable from Xiaoying Housing Loans were RMB8,656,846 and nil as of December 31, 2023 and 2024, respectively. The contractually required payments that are receivable for loans acquired during 2023 and 2024 were nil and nil, respectively. The guarantee related to the default of the outstanding balance of Xiaoying Housing Loan were all settled in 2020.

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

The following tables presents the movement in provision for loans receivable from Xiaoying Housing Loans for the years ended December 31, 2022, 2023 and 2024.

	Reversal of provision for Loans Receivable	Recoveries of
As of December 31, 2021	from Xiaoying Housing Loans	charge-off	As of December 31, 2022
RMB	RMB	RMB	RMB
—	(6,066,176)	6,066,176	—

	Reversal of provision for Loans Receivable	Recoveries of
As of December 31, 2022	from Xiaoying Housing Loans	charge-off	As of December 31, 2023
RMB	RMB	RMB	RMB
—	(4,213,234)	4,213,234	—

	Reversal of provision for Loans Receivable	Recoveries of
As of December 31, 2023	from Xiaoying Housing Loans	charge-off	As of December 31, 2024
RMB	RMB	RMB	RMB
—	(4,156,904)	4,156,904	—

	Reversal of provision for Loans Receivable	Recoveries of
As of December 31, 2023	from Xiaoying Housing Loans	charge-off	As of December 31, 2024
US$	US$	US$	US$
—	(569,494)	569,494	—

The recoveries of loans receivable from Xiaoying Housing Loans amounted to RMB8,088,235, RMB5,617,646 and RMB6,929,931 (US$949,397) during the years ended December 31, 2022, 2023 and 2024, respectively.

The following tables presents the aging of Loan receivables from Xiaoying Housing Loans as of December 31, 2023 and 2024, respectively:

As of December 31, 2023	Overdue 1 – 2	Overdue 2 – 3	Overdue over 3
Aging	years	years	years	Total
	RMB	RMB	RMB	RMB
Xiaoying Housing Loans	—	—	8,656,846	8,656,846

As of December 31, 2024	Overdue 1 – 2	Overdue 2 – 3	Overdue over 3
Aging	years	years	years	Total
	RMB	RMB	RMB	RMB
Xiaoying Housing Loans	—	—	—	—

(p)Financial investments

The Group invested in several Venture Capital funds (“VC funds”) in the year 2023 and 2024. These investments are in the legal form of limited partnership or zero coupon convertible note.

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

The Group invested in several U.S. Treasury bills with original maturities over three months, wealth management products with no fixed term, term deposit, and fund linked note. Given its intention and abilities, the Group account these investments under trading, available-for-sale, or held-to-maturity model.

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

Deposits to institutional cooperators is stated at the historical carrying amount net of write-offs and allowance for credit losses. The Group establishes an allowance for credit losses based on estimates, the current and expected probability of default, insurance premium/guarantee fee, the historical pay-out amounts, the outstanding loan balances, the forecasted loan facilitation amounts and the credit risk of institutional cooperators. The Group evaluates and adjusts its allowance for credit losses for deposits to institutional cooperators on a quarterly basis or more often as necessary. Deposits to institutional cooperators are charged off when deposits are deemed uncollectible. Deposits to institutional cooperators are recorded as current assets because the term of the underlying loan assets was 12 months or less. As of December 31, 2023 and 2024, all deposits are refundable and none of them passed the original due date.

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

Intangible assets with an indefinite useful life represent the insurance broker license purchased during 2018 and insurance sale on line license authorized in 2019, See Note 7. Intangible assets with an indefinite life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

(t)Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying amounts of the assets to an estimate of future undiscounted cash flow attributable to these assets. If the sum of the future undiscounted cash flows is less than the carrying amounts of the assets, the Group recognizes an impairment loss based on the excess of the carrying amounts of the assets over the fair value of the assets. Meanwhile, annual impairment testing is required for goodwill and intangible assets that have an indefinite useful life.

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

Long-term investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Group reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. As of December 31, 2023 and 2024, long-term investments of the Group consist of three equity investments of Chinese Mainland private companies, respectively.

(v)Deposit payable to channel cooperators

The Group co-operates with selected Fintech and other financial companies by connecting the borrowers referred by those companies to investors on the Group’s platform. As part of the arrangements, the selected companies also provide credit enhancements on the loans facilitated to the borrowers referred by them and are required to pay a certain amount of cash as deposit to the Group, from which the Group is entitled to deduct if they fail to compensate the defaulted loans on a timely basis. Any remaining balance of the deposit is released upon expiry of the co-operation agreements or newly signed settlement agreements. As of December 31, 2023 and 2024, the outstanding balance of the deposit that the Group received from Fintech and other financial companies were RMB19,700,235 and RMB12,016,415 (US$1,646,242) respectively.

(w)Employee defined contribution plan

Full time employees of the Group in the Chinese Mainland participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Group has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred were RMB41,757,571, RMB47,040,770 and RMB53,796,095 (US$7,370,035) for the years ended December 31, 2022, 2023 and 2024, respectively.

(x)Advertising cost

Advertising costs are expensed as incurred in accordance with ASC 720-35 Other Expense—Advertising costs. Advertising costs were RMB8,491,724, RMB8,105,126 and RMB8,563,551 (US$1,173,202) for the years ended December 31, 2022, 2023 and 2024, respectively. Advertising costs are included in borrower acquisitions and marketing expense in the consolidated statements of comprehensive income.

(y)Origination and servicing expense

Origination and servicing expense consists primarily of variable expenses and vendor costs, including labor costs, costs related to credit assessment, payment processing services, fees paid to third party collection agencies, as well as interest expense paid to investors and institutional funding partners of the Consolidated Trusts and Partnerships.

(z)Income taxes

Current taxes are recognized in accordance with the laws of the relevant taxing authorities.

The Group’s income tax expense includes Chinese Mainland and Hong Kong income taxes plus the recognition of Chinese Mainland taxes on undistributed earnings of Beijing WFOE not considered to be indefinitely reinvested.

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

The Group accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, each tax position is evaluated to determine the likelihood that it will be sustained upon examination by the taxing authorities. If a tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an examination, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that is greater than 50 percent likely of being realized upon settlement. Interest and penalties on income taxes are classified as a component of income taxes.

(aa)Value added taxes (“VAT”)

The Group is subject to VAT at the rate of 6% and 13% given that they are classified as general tax payers and at the rate of 3% as certain Consolidated Trusts and Partnerships of the Group are classified as small-scale tax payers. VAT is reported as a deduction to revenue when incurred and amounted to RMB234,931,501, RMB301,613,913, and RMB401,550,251 (US55,012,159) for the years ended December 31, 2022, 2023 and 2024, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expense and other liabilities on the consolidated balance sheets.

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

All of the Group’s revenue for the years ended December 31, 2022, 2023 and 2024 were generated from the Chinese Mainland. As the Group generates all of its revenues in the PRC, no geographical segments are presented.

The Group generates revenues primarily from (i) the fees that the Group charges for service of matching institutional funding partners with borrowers (i.e., loan facilitation service) and for other services the Group provides over the lifetime of the loan (i.e., post-origination service and guarantee service); (ii) interests from borrowers from microcredit business and the financing fees the Group charges for the loans facilitated through the Consolidated Trusts and Partnerships (i.e., financing income). The Group charges a service fee to the borrower indirectly through financial institutional cooperators or to certain institutional funding partners directly.

The accounting policies of the segment profit or loss and assets are the same as those described in the summary of significant accounting policies. The Group’s CODM assesses performance for the segment and decides how to allocate resources based on net income that also is reported on the consolidated statements of comprehensive income as net income. The measure of segment assets is reported on the consolidated balance sheet as total assets. The regularly provided significant segment expense information is the same as that included in the consolidated statements of comprehensive income. The Group’s CODM uses net income to evaluate income generated from segment assets in deciding whether to reinvest profits into the segment or to pay dividends.

(ac)Treasury shares

The Group accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account in the consolidated balance sheets. In the event that treasury shares are transferred to Employee Stock Ownership Plans (“ESOP”), the Company recognized the amount in addition paid-in capital. The treasury shares account includes 35,564,336 and 78,439,504 ordinary shares as of December 31, 2023 and 2024, respectively, which will be canceled or held as treasury shares.

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

The Group determines if an arrangement is a lease or contains a lease at inception. Right-of-use (“ROU”) assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. As most of the Group’s leases do not provide an implicit rate, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The Group’s leases often include options to extend lease terms and such extended terms are included in lease terms when the Group is reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when the Group is reasonably certain not to exercise those options. Lease expense is recorded on a straight-line basis over the lease term. For operating leases, ROU assets were recorded as “Other non-current assets”, and the current and non-current portions of the lease liabilities were recorded as “Accrued expenses and other current liabilities” and “Other non-current liabilities” in the consolidated balance sheets. The Group does not have any finance leases for the year ended December 31, 2023 and 2024.

As of December 31, 2023 and 2024, the Group recognized ROU assets of RMB50,628,099 and RMB39,239,747 (US$5,375,823), and total lease liabilities of RMB50,423,551 and RMB40,249,266 (US$5,514,127), including current portion of RMB12,852,494 and RMB12,732,875 (US$1,744,397).

The Group’s operating leases mainly related to office facilitates. As of December 31, 2024, the weighted average remaining lease term was 3.15 years and the weighted average discount rate was 5.22% for the Group’s operating leases.

Operating lease cost for the year ended 31 December, 2024 was RMB18,612,688 (US$2,549,928), which excluded cost of short-term contracts. Short-term lease cost for the year ended 31 December, 2024 was insignificant. For the year ended 31 December, 2023 and 2024, no lease cost for operating leases was capitalized. Supplemental cash flow information related to operating leases was as follows:

	As of December 31, 2024
	RMB	US$
Cash payments for operating leases	26,914,809	3,687,314
ROU assets obtained in exchange for operating lease liabilities	12,972,725	1,777,256

Future lease payments under operating leases as of December 31, 2024 were as follows:

	Operating leases
	RMB	US$
Year ending December 31,
2025	15,691,876	2,149,778
2026	12,414,733	1,700,811
2027	11,926,988	1,633,991
2028	4,950,501	678,216
Total future lease payments	44,984,098	6,162,796
Less: Imputed interest	4,734,832	648,669
Total lease liability balance	40,249,266	5,514,127

As of December 31, 2024, additional operating leases that have not yet commenced were immaterial.

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

(ag)Certain risks and concentrations

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, restricted cash, financial investments, accounts receivable and contract assets, deposits to institutional cooperators, loans receivables and financial guarantee derivative.

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

Deposits to institutional cooperators are placed with financial institutional cooperators, which are also the counterparties to the financial guarantee derivative. The Group regularly monitors the financial condition and evaluates the credit quality of each institutional cooperator.

Credit of loans receivables is controlled by the application of credit approval, limit and monitoring procedures.

No investor or institutional funding partner represented greater than 10% or more of the total net revenues for the years ended December 31, 2022, 2023 and 2024.

During the years ended December 31, 2023 and 2024, there were two and two institutional cooperators individually provided credit insurance or guarantee services for greater than 10% or more of the total loans the Group facilitated and provided.

	Year ended	Year ended
	December 31,	December 31,
	2023	2024
Institutional cooperator A	21.5%	25.2%
Institutional cooperator B	10.3%	*
Institutional cooperator C	*	10.2%

There were one and three contract assets due from institutional funding partners/institutional cooperators that individually accounted for greater than 10% of the Group’s carrying amount of accounts receivable and contract assets as of December 31, 2023 and 2024, respectively.

	As of December 31,	As of December 31,
	2023	2024
Institutional cooperator A	14.0%	12.2%
Institutional cooperator C	*	14.1%
Institutional cooperator D	*	10.8%

As of December 31, 2023 and 2024, two and one institutional cooperators individually accounted for more than 10% of the Group’s deposits to institutional cooperators, respectively.

	As of December 31,	As of December 31,
	2023	2024
Institutional cooperator B	10.8%	*
Institutional cooperator C	*	15.1%
Institutional cooperator E	11.9%	*

* Less than 10%.

The Group manages current payment risk of financial guarantee derivative through a self-developed risk management model. The rating scale of risk management model takes into account factors such as identity characteristics, credit history, payment overdue history, payment capacity, behavioral characteristics and online social network activity.

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

For the Group’s accounts receivable and contract assets, loans receivable that are not covered by the financing guarantee companies and certain off-balance sheet credit exposures, such as financial guarantees not accounted for as derivatives, generated from financing guarantee business, discussed in note 2(g), the ACL for these financial assets is driven by the default risk of underlying loans. The ACL is calculated using vintage-based loss rate and macroeconomic forecast scenario models, and is the product of multiplying the estimates of vintage-based loss rates and the individual level exposure at default on an undiscounted basis, adjusted for a weighted macroeconomic forecast. The model to estimate the loss rates considers the historical loss experience period for the vintage-based loss rates.

For the Group’s accounts receivable and contract assets generated from the loans facilitated that the Group collected indirectly through external financing guarantee company or directly from institutional funding partner, loans receivables are covered by the financing guarantee companies, deposits to financial institutional cooperators and certain financial assets, the ACL for these financial assets is mainly driven by the credit risk of financial institutional cooperators or institutional funding partners. The ACL is calculated using probability of default, loss given default and macroeconomic forecast scenario models, and is the product of multiplying the probability of default determined by the external credit ratings of financial institutional cooperators or institutional funding partners, loss given default and individual loan level exposure at default on an undiscounted basis, and adjusted for a weighted macroeconomic forecast.

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

The net increase to the ACL amounted to the RMB194.1 million for the year ended December 31, 2024 primarily resulted from the increase in contingent guarantee liability and accounts receivable balances generated from financing guarantee business, driven by the increased volume of loans facilitated covered by the guarantee service in 2024.

(ai)Other comprehensive income

For the years ended December 31, 2022, 2023 and 2024, the Group recognized a gain of RMB204,444, a loss of RMB6,852 and a loss of RMB313,815 (US$42,992) from its long - term investments, which were net of tax effect of RMB68,148, RMB2,284 and RMB104,605 (US$14,331), in other comprehensive income.

For the years ended December 31, 2022, 2023 and 2024, the Group recognized nil, a gain of RMB474,792 and a gain of RMB292,799 (US$40,113) from its financial investments, which were net of tax effect of nil, nil and RMB1,696,625 (US$232,437), in other comprehensive income. Of the amounts recognized in other comprehensive income, the Group has reclassed nil, nil and RMB4,259,490 (US$583,548), which were net of tax effect of nil, nil and RMB1,440,761 (US$197,383), from other comprehensive income to earnings for the years ended December 31, 2022, 2023 and 2024.

(aj)Recent accounting pronouncements

The FASB issued Accounting Standards Update No. 2023-07 Segment Reporting—Improvements to Reportable Segment Disclosures (Topic 280) in November, 2023. which is effective for fiscal years beginning after December 15, 2024. The standard improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The Group adopted this ASU during the year ended December 31, 2024. The adoption of this ASU affected only the Group’s disclosures, see Note 1(ab), with no impact to its consolidated financial statements.

The FASB issued Accounting Standards Update No. 20243-03 Disaggregation of Income Statement Expenses (DISE), which is effective for annual reporting periods beginning after December 15, 2026, requiring additional disclosure of the nature of expenses included in the income statement. The new standard requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses.

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

(ak)Translation into United States Dollars

The financial statements of the Group are stated in RMB. Translations of amounts from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.2993, on December 31, 2024, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2024, or at any other rate.

(al)Revisions of prior year

Correction of immaterial misstatements

The Group has revised the presentation of the gain (loss) from financial investments at equity method after income tax expense, which previously reported as “Income (loss) from financial investments” before income tax expense. Additionally, “Impairment losses on long-term investments” accounted under the equity method have been reclassified into the gain (loss) from equity in affiliates after income tax expense. As a result of the change in presentation of consolidated statements of comprehensive income, for the years ended December 31, 2022 and 2023, the Group’s income before income taxes decreased by RMB3.6 million from RMB1,223.5 million to RMB1,219.9 million, and increased by RMB65.5 million from RMB1,403.1 million to RMB1,468.6 million, respectively. This change in presentation does not affect the net income for any periods presented. The relevant reconcilable items, such as the cash flow line items, have been revised to reflect such changes.

The Group has reclassed Xiaoying Microcredit’s loan origination and collection activities from operating activities to investing activities in the consolidated statement of cash flows for each comparable information of the years ended December 31, 2022 and 2023. This change in classification corrected the previous understatement of cash provided by operating activities and cash used in investing activities. As a result of the change in classification of consolidated statements of cash flows, for the years ended December 31, 2022 and 2023, the Group’s cash provided by operating activities increased by RMB304.1 million from RMB322.7 million to RMB626.8 million, and by RMB577.3 million from RMB814.1 million to RMB1,391.4 million, respectively; the Group’s cash used in investing activities increased by RMB304.1 million from RMB913.4 million to RMB1,217.5 million, and by RMB577.3 million from RMB1,106.3 million to RMB1,683.6 million, respectively. And this change in classification did not affect the net increase (decrease) in cash, and cash equivalents and restricted cash for any periods which remain unchanged.

The comparable information related to corrections of these errors in this annual report has been adjusted to conform to current presentation.

Presentation Reclassifications of Financial Statement Line Items

The Group has concluded to separate expenses related to borrower acquisitions from origination and servicing expenses and indirect expenses of the borrower acquisitions from general and administrative expenses to a single line item as these expenses have become more significant and thus deemed to be useful to financial statement users. Further, the Group has determined not to present the sales and marketing expenses, which are considered immaterial, in a separate line item. In conclusion, the Group has decided to combine these two line items into one captioned borrower acquisitions and marketing expenses. The Group has correspondingly conformed prior period presentation to current period presentation to enhance comparability. This change in presentation does not affect any subtotal line on the face of the consolidated statements of comprehensive income.

As a result of the reclassifications, for the years ended December 31, 2022 and 2023, the Group embedded its sales and marketing expense of RMB15.4 million and RMB12.5 million, respectively, along with borrower acquisitions expenses of RMB817.7 million and RMB1,358.4 million, respectively, into “Borrower acquisitions and marketing expenses” in the consolidated statements of comprehensive income. And for the years ended December 31, 2022 and 2023, the Group’s origination and servicing expenses decreased by RMB789.3 million from RMB2,126.7 million to RMB1,337.4 million, and by RMB1,325.8 million from RMB2,869.8 million to RMB1,544.0 million, respectively; the Group’s general and administrative expenses decreased by RMB28.3 million from RMB171.5 million to RMB143.2 million, and by RMB32.6 million from RMB186.5 million to RMB153.9 million, respectively.

The Group has considered the facts that fair value change related to financial guarantee services and Consolidated Trusts are generated from ordinary course of businesses, and has concluded to reclass the amount to captions above total operating costs and expenses. Prior to the reclassification, the Group classified all amount of fair value changes to captions below total operating costs and expenses. This reclassification does not have impact on net income for any prior periods presented.

The comparable information related to changes to financial statement line item in this annual report has been adjusted to conform to current presentation.

3. Fair value of assets and liabilities

For a description of the fair value hierarchy and the Group’s fair value methodologies, see “ Note 2—Summary of Significant Accounting Policies”.

Financial Instruments Recorded at Fair Value on a Recurring Basis

The following tables present the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis:

				Balance at Fair
	Level 1	Level 2	Level 3	Value
December 31, 2023	(RMB)	(RMB)	(RMB)	(RMB)
Assets
Financial investments	56,181,082	—	367,765,216	423,946,298
Total assets	56,181,082	—	367,765,216	423,946,298

				Balance at Fair
	Level 1	Level 2	Level 3	Value
December 31, 2024	(RMB)	(RMB)	(RMB)	(RMB)
Assets
Financial guarantee derivative	—	—	1,038,258	1,038,258
Financial investments	—	—	266,684,257	266,684,257
Total assets	—	—	267,722,515	267,722,515

				Balance at Fair
	Level 1	Level 2	Level 3	Value
December 31, 2024	(US$)	(US$)	(US$)	(US$)
Assets
Financial guarantee derivative	—	—	142,241	142,241
Financial investments	—	—	36,535,593	36,535,593
Total assets	—	—	36,677,834	36,677,834
(1)	There were no transfers between Level 1 and Level 3 of financial assets and liabilities measured at fair value.

Financial guarantee derivative

The following tables summarize the notional amount and total fair value of financial guarantee derivatives as of December 31, 2023 and 2024. The maturity profile of the derivatives is generally within one year. While the notional amounts disclosed below give an indication of the volume of the Group’s derivatives activity, the notional amounts significantly exceed, in the Group’s view, the possible losses that could arise from such transactions. The notional amount is simply a reference amount used to calculate payments. The maximum payout is subject to pre - agreed cap.

	Notional Amount	Maximum Potential Payout	Fair Value
December 31, 2023	RMB	RMB	RMB
Financial guarantee derivative assets	—	—	—
Financial guarantee derivative liabilities	—	—	—

	Notional Amount	Maximum Potential Payout	Fair Value
December 31, 2024	RMB	RMB	RMB
Financial guarantee derivative assets	130,290,057	21,975,258	1,038,258
Financial guarantee derivative liabilities	—	—	—

	Notional Amount	Maximum Potential Payout	Fair Value
December 31, 2024	US$	US$	US$
Financial guarantee derivative assets	17,849,665	3,010,598	142,241
Financial guarantee derivative liabilities	—	—	—

The following table presents fair value change recorded on financial guarantee derivatives for the years ended December 31, 2022, 2023 and 2024, respectively.

	Change in fair value of financial guarantee derivative
For the year ended December 31,	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Financial guarantee derivative assets	15,743,564	—	1,038,258	142,241
Financial guarantee derivative liabilities	121,910,532	24,966,242	—	—
Total gains recorded in income	137,654,096	24,966,242	1,038,258	142,241

Loans at fair value and Payable to investors at fair value

The Group has elected the fair value option for the loan assets and liabilities of the Consolidated Trusts that formed before December 31, 2021, which otherwise would not have been carried at fair value. Such election is irrevocable and is applied to financial instruments on an individual basis at initial recognition.

As the Group’s loans and payable to investors in the Consolidated Trusts do not trade in an active market with readily observable prices, the Group uses significant unobservable inputs to measure the fair value of these assets and liabilities. Financial instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. At December 31, 2023, the discounted cash flow methodology is used to estimate the fair value of loans and payables to investors.

As of December 31, 2023, the significant unobservable inputs used in the fair value measurement of the loans and payables to investors of the Consolidated Trusts included the discount rate and net cumulative expected loss. These inputs in isolation can cause significant increases or decreases in fair value. Increases or decrease in the discount rate can significantly impact the fair value results. The discount rate is determined based on the market rates.

Significant Unobservable Inputs

		December 31, 2023	December 31, 2024
		Range of Inputs	Range of Inputs
Financial Instrument	Unobservable Input	Weighted-Average	Weighted-Average
Loans and payable to investors at fair value	Discount rates	6.48%	—
	Net cumulative expected loss rates (1)	6.10%	—
(1)	Represents the net of loss rate and prepayment rate, expressed as a percentage of the loan volume.

The following table presents additional information about Level 3 loans and payable to investors measured at fair value on a recurring basis for the years ended December 31, 2023. Changes in fair value of loans and payable to investors are reported net as “Fair value adjustments related to Consolidated Trusts” in the consolidated statements of comprehensive income.

RMB

							Changes in fair
							value related to
							balance
	Balance at	Origination				Balance at	outstanding at
	December 31,	of loan	Collection of	Reinvestment	Change in	December	December 31,
	2022	principal	principal	of principal	fair value	31, 2023	2023
Xiaoying Credit Loan	120,279,612	—	(189,752,419)	70,004,009	(531,202)	—	—

Payable to investors at fair value of the
Consolidated Trusts
RMB
Balance at December 31, 2022	141,288,810
Initial contribution	—
Principal payment	(141,288,810)
Changes in fair value	—
Balance at December 31, 2023	—
Changes in fair value related to balance outstanding at December 31, 2023	—

The unpaid balance of loans at fair value as of December 31, 2023 and 2024 were nil and nil. The difference between the aggregate fair value and unpaid principal balance for loans at fair value is primarily attributable to the credit risk associated with the loan collections and time value of money, amounted to nil and nil as of December 31, 2023 and 2024, respectively.

The unpaid balance of payable to investors as of December 31, 2023 and 2024 were nil and nil. The difference between the aggregate fair value and unpaid principal balance for payable to investors at fair value is primarily due to the time value of money, amounted nil and nil respectively as of December 31, 2023 and 2024.

The difference between the aggregate fair value and unpaid principal balance for both loans at fair value and payable to investors at fair value was recorded in “Fair value adjustments related to Consolidated Trusts” in the consolidated statements of comprehensive income.

Financial investments

Financial investment measured at fair value represents the investment in two VC funds, which are open-ended funds with most underlying investments measured at fair value, in wealth management products, whose fair value provided by banks, in fund linked note, whose fair value provided by a financial institution. The Group uses the statements which directly obtained from third - parties without adjustment with approximate fair value of the VC funds, the wealth management products and of the fund linked note to measure fair value of the investment, which is categorized in the level 3 valuation hierarchy.

Financial Instruments Not Recorded at Fair Value

Financial instruments, including cash and cash equivalents, accounts receivable and contract assets, financial investments at amortization cost, other payable and short-term borrowings. The carrying values of cash and cash equivalents, accounts receivable and contract assets, other payable and short-term borrowings approximate their fair value reported in the consolidated balance sheets due to the short-term nature of these assets and liabilities.

4. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of
	December 31,	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Prepaid expenses(1)	8,424,956	10,679,051	1,463,024
Input VAT to be deducted	24,549,816	17,918,681	2,454,849
Others	15,793,215	5,480,762	750,862
Total prepaid expenses and other current assets	48,767,987	34,078,494	4,668,735
(1)	Prepaid expenses mainly relate to prepaid service fee to the Group’s service providers.

5. Deposits to institutional cooperators, net

The following table presents the deposits to institutional cooperators as of December 31, 2023 and 2024, respectively:

	As of
	December 31,	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Deposits to institutional cooperators	1,705,121,413	1,964,168,534	269,089,986
Provision for credit losses on deposits to institutional cooperators	(2,649,017)	(5,871,290)	(804,364)
Deposits to institutional cooperators, net	1,702,472,396	1,958,297,244	268,285,622

Deposits to institutional cooperators relate to the pledged cash to the Group’s financial institutional cooperators and the amount of deposit is separately agreed with each institutional cooperator.

The following table presents the movement of the provision for deposits to institutional cooperators:

		Reversal of provision for
	As of	credit losses on	Charge-off for	As of
	December 31,	deposits to	deposits to	December 31,
	2022	institutional cooperators	institutional cooperators	2023
	RMB	RMB	RMB	RMB
Deposits to institutional cooperators	3,322,575	(673,558)	—	2,649,017

		Provision for
	As of	credit losses on	Charge-off for	As of
	December 31,	deposits to	deposits to	December 31,
	2023	institutional cooperators	institutional cooperators	2024
	RMB	RMB	RMB	RMB
Deposits to institutional cooperators	2,649,017	3,222,273	—	5,871,290

		Provision for
	As of	credit losses on	Charge-off for	As of
	December 31,	deposits to	deposits to	December 31,
	2023	institutional cooperators	institutional cooperators	2024
	US$	US$	US$	US$
Deposits to institutional cooperators	362,914	441,450	—	804,364

6. Property and equipment, net

Property and equipment, net consists of the following:

	As of
	December 31,	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Computer and transmission equipment	25,295,660	31,286,142	4,286,184
Furniture and office equipment	543,160	1,715,512	235,024
Leasehold improvements	24,306,234	27,530,407	3,771,650
Motor vehicles	816,103	816,103	111,806
Total property and equipment	50,961,157	61,348,164	8,404,664
Accumulated depreciation	(42,318,765)	(45,514,674)	(6,235,485)
Property and equipment, net	8,642,392	15,833,490	2,169,179

Depreciation expense was RMB4,393,055, RMB3,026,574 and RMB4,866,123 (US$666,656) for the years ended December 31, 2022, 2023 and 2024, respectively. Disposal of property and equipment resulted in gain of RMB2,678, in loss of RMB148,198 and in gain of RMB56,293 (US$7,712) in the years ended December 31, 2022, 2023 and 2024, respectively.

7. Intangible assets, net

Intangible assets, net consists of the following:

				Weighted Average
	As of			Remaining
	December 31,	As of December 31,		Amortization
	2023	2024	2024	Period in Years
	RMB	RMB	US$
Licenses (1)	26,600,000	26,600,000	3,644,185	—
Software and others	21,216,094	23,330,332	3,196,242	6.32
Accumulated amortization	(11,005,710)	(13,338,363)	(1,827,348)	—
Intangible assets, net	36,810,384	36,591,969	5,013,079	—
(1)The Group acquired an insurance broker license at a cost of RMB26,000,000 during 2018 and further acquired an insurance sale on line license at a cost of RMB600,000.

Amortization expenses were RMB2,253,257, RMB2,234,031 and RMB2,332,653 (US$319,572) for the years ended December 31, 2022, 2023 and 2024, respectively. The Group expects to record amortization expenses of RMB2,049,341 (US$280,759), RMB1,823,224 (US$249,781), RMB1,761,094 (US$241,269), RMB1,619,948 (US$221,932) and RMB1,236,538 (US$169,405) for the years ending December 31, 2025, 2026, 2027, 2028 and 2029 respectively.

8. Short - term borrowings

As of December 31, 2023, the Group’s short-term borrowings were RMB565,000,000. This comprised RMB330,000,000 from banks, with RMB300,000,000 secured, and RMB235,000,000 from other financial institutions. The secured were pledged by the Group’s certain accounts receivables.

As of December 31, 2024, the Group’s short-term borrowings were RMB328,500,000. This comprised RMB113,500,000 (US$15,549,436) from banks, with RMB5,000,000 (US$684,997) secured, and RMB215,000,000 (US$29,454,879) from other financial institutions. The secured were pledged by the Group’s cash deposited with banks.

The weighted average interest rate for the outstanding short-term borrowings was approximately 6.35% and 4.08% per annum as of December 31, 2023 and 2024, respectively.

Interest expenses from short-term borrowings were RMB1,967,825, RMB30,660,399 and RMB22,886,523 (US$3,135,441) for the years ended December 31, 2022, 2023 and 2024, respectively.

9. Financial investments

VC funds measured at equity method

Investment in Dragonfly Ventures Ⅱ Feeder, L.P. and IOSG Fund II LP were both made in the year 2021 in the form of limited partnership at RMB63,726,000 and RMB19,117,800, respectively. Since the interest is not considered so minor that the Group has virtually no influence over those VC funds operating and financial policies, the equity method of accounting was used. Given that there is generally a time lag of one quarter for the VC funds to provide the most recent financial statements, the Group used the VC funds’ financial statements as of September 30, 2023 and 2024 to process the equity method under ASC 323 for the years ended December 31, 2023 and 2024, respectively. As of December 31, 2023 and 2024, there were no differences between the amount at which these VC funds were carried and the amount of the underlying equities in net assets.

The table below summarizes the carrying value of investments in VC funds measured at equity method in the form of partnership measured at equity method as of December 31, 2023 and 2024:

		As of
		December 31,	As of December 31,
	Ownership	2023	2024	2024
	%	RMB	RMB	US$

Investment in Dragonfly Ventures Ⅱ Feeder, L.P.	5.73%	78,586,955	114,164,666	15,640,495
Investment in IOSG Fund II LP	3.00%	24,803,120	27,176,853	3,723,214
Total		103,390,075	141,341,519	19,363,709

The table below summarizes the combined financial information for the VC funds as above as of the nine months ended September 30, 2023 and 2024:

	As of September 30,	As of September 30,
	2023	2024	2024
	RMB	RMB	US$
Assets:
Cash and cash equivalents	207,486,569	26,095,749	3,575,103
Investments	1,956,499,315	3,107,977,290	425,791,143
Other current or non-current assets	4,315,717	11,686,260	1,601,011
Total assets	2,168,301,601	3,145,759,299	430,967,257
Liabilities:
Payable and accruals	2,001,575	12,085,677	1,655,731
Total liabilities	2,001,575	12,085,677	1,655,731

	Nine months ended
	September 30,	Nine months ended September 30,
	2023	2024	2024
	RMB	RMB	US$
Net investment loss	(24,856,047)	(22,646,794)	(3,102,598)
Net realized gain on investments	14,582,478	126,355,211	17,310,593
Net unrealized (loss) gain on investments	(50,420,352)	203,174,322	27,834,768
Net (loss) income	(40,043,826)	316,374,217	43,343,090

VC funds measured at cost minus impairment

During the year of 2022, the Group invested an aggregate amount of RMB69,646,000 in two VC funds, in the form of partnership and zero coupon convertible note. These VC funds were measured at cost minus impairment because readily determinable fair value is not available. Other than impairment of RMB8,874,750 during the year of 2022, there was no any upward adjustment, redemption nor disposal of investment of the VC funds. And the Group did not become aware of any observable price changes accounted for.

The table below summarizes investments measured at cost minus impairment, plus or minus observable price changes from orderly transactions of identical or similar investments of the same issuer as of December 31, 2023 and 2024:

	As of December 31,	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Opening balance	60,940,250	80,861,876	11,078,032
Contribution	18,747,966	18,132,017	2,484,076
Exchange differences	1,173,660	1,445,451	198,026
Ending Balance	80,861,876	100,439,344	13,760,134

VC funds measured at fair value

During the year ended December 31, 2022, the Group invested in one VC fund in the form of partnership. The investment was measured at fair value. During the year ended December 31, 2023, the Group entered into a withdrawal letter to withdraw all of its limited partnership interest from the VC fund and, subsequently, entered into a switch request agreement to reinvest its net withdrawal proceeds to another VC fund in form of partnership. The transactions did not result in cash receipts or cash payments. During the years ended December 31, 2022, 2023 and 2024, the Group recognised fair value with respect to RMB9,525,822, RMB6,497,518 and RMB17,133,677 (US$2,347,304) of favorable change respectively as “Income (loss) from financial investments” in consolidated statements of comprehensive income.

The table below summarizes investments in VC funds in the form of partnership measured at fair value as of December 31, 2023 and 2024:

	As of December 31,	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Opening balance	10,713,953	17,227,629	2,360,175
Switch in	13,968,313	374,471	51,302
Switch out	(14,342,134)	—	—
Fair value adjustment	6,497,518	17,133,677	2,347,304
Exchange differences	389,979	488,438	66,916
Ending Balance	17,227,629	35,224,215	4,825,697

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

The table below summarizes investments measured under available-for-sale model as of December 31, 2023:

	Fair value		Unrealized gains	Total	Fair value	Amortized cost
	As of December 31,	Additions	(losses) accumulated in	realized	As of December 31,	As of December 31,
	2022	during the year	other comprehensive income	gains	2023	2023
	RMB	RMB	RMB	RMB	RMB	RMB
US Treasury securities with original maturities over three months	—	55,401,446	(62,795)	842,431	56,181,082	56,243,877
Wealth management products with no fixed term	—	350,000,000	537,587	—	350,537,587	350,000,000
Total	—	405,401,446	474,792	842,431	406,718,669	406,243,877

During the year ended December 31, 2024, the Group invested RMB125,500,826 (USD$17,193,543) of fund linked note which is fixed term with maturity within one year and in which other than insignificant risk of underlying assets was incorporated, consigned by a financial institution. Given its intention and abilities, the Group accounts these investments under available-for-sale model. The Group measure fund linked note in accordance with statements provided by the financial institution without adjustment due to lack of quoted prices on an active market. As of December 31, 2024, no allowance for credit losses was recognized for the investments in wealth management products and fund linked note, since fair value is greater than amortized cost. Further, the Group redeemed all the U.S. Treasury bill with original maturities over three months and RMB326,818,365 (USD$44,773,932) of wealth management products.

For the financial investments accounted under AFS model, the Group recognized realized gains as “Interest income (expenses), net” in consolidated statements of comprehensive income, and recognized unrealized gains or losses as “Income from financial investments” in other comprehensive income.

The table below summarizes investments measured under available-for-sale model as of December 31, 2024:

				Unrealized
	Fair value			gains accumulated			Fair value	Amortized cost
	As of December 31,	Additions	Subtraction	in other comprehensive	Total realized	Exchange	As of December 31,	As of December 31,
	2023	during the year	during the year	income	gains	differences	2024	2024
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
US Treasury securities with original maturities over three months	56,181,082	—	(56,243,877)	—	62,795	—	—	—
Wealth management products with no fixed term	350,537,587	—	(326,818,365)	485,868	6,818,365	—	31,023,455	30,000,000
Fund linked note	—	125,500,826	(15,934,002)	—	1,033,826	1,085,278	111,685,928	111,685,928
Total	406,718,669	125,500,826	(398,996,244)	485,868	7,914,986	1,085,278	142,709,383	141,685,928

				Unrealized
	Fair value			gains accumulated			Fair value	Amortized cost
	As of December 31,	Additions	Subtraction	in other comprehensive	Total realized	Exchange	As of December 31,	As of December 31,
	2023	during the year	during the year	income	gains	differences	2024	2024
	US$	US$	US$	US$	US$	US$	US$	US$
US Treasury securities with original maturities over three months	7,696,777	—	(7,705,380)	—	8,603	—	—	—
Wealth management products with no fixed term	48,023,453	—	(44,773,932)	66,564	934,112	—	4,250,197	4,109,983
Fund linked note	—	17,193,543	(2,182,950)	—	141,634	148,682	15,300,909	15,300,909
Total	55,720,230	17,193,543	(54,662,262)	66,564	1,084,349	148,682	19,551,106	19,410,892

financial investments accounted under trading model

During the year ended December 31, 2024, the Group invested RMB97,916,010 (US$13,414,438) of wealth management products which is no fixed term and redeemable and in which other than insignificant risk of underlying assets was incorporated, consigned by banks. Given its intention and abilities, the Group accounts these investments under trading model. The Group measure wealth management product in accordance with statements provided by the banks without adjustment due to lack of quoted prices on an active market.

The Group recognized the investments accounted under trading model. Both realized gain or loss and fair value change are recognized as “Interest income (expenses), net” in consolidated statements of comprehensive income.

The table below summarizes investments measured under trading model as of December 31, 2024:

	Fair value					Fair value
	As of December 31,	Additions	Subtraction	Total	Fair value change	As of December 31,
	2023	during the year	during the year	realized gain	during the year	2024
	RMB	RMB	RMB	RMB	RMB	RMB
Wealth management products with no fixed term	—	97,916,010	(10,417,600)	179,600	1,072,649	88,750,659

	Fair value					Fair value
	As of December 31,	Additions	Subtraction	Total	Fair value change	As of December 31,
	2023	during the year	during the year	realized gain	During the year	2024
	US$	US$	US$	US$	US$	US$
Wealth management products with no fixed term	—	13,414,438	(1,427,205)	24,605	146,952	12,158,790

financial investments accounted at amortization cost

During the year ended December 31, 2024, the Group invested RMB5,000,000 (US$684,997) of a fixed term deposit in commercial bank with maturity within one year. The Group has positive intention and ability to hold the investment to maturity. As of December 31, 2024, the amortization base of the investment, net of allowance for credit loss, was RMB5,010,417 (US$686,424). Fair value of the deposit was considered negligible difference from its amortization base. During the year ended December 31, 2024, the Group recognized accrued interests of RMB10,417 (US$1,427) as “Interest income (expenses), net” in consolidated statements of comprehensive income. Also, the allowance for credit loss to be recognized for the fixed term deposit was immaterial and, thus, the Group decided not to record in profit or loss.

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

During the year ended December 31, 2021, the Group invested RMB315,000,000 in cash for 45% equity interest of Shenyang Tianxinhao Technology Limited, a Chinese Mainland based software and information technology services company. As stated in the shareholder agreement, the historical assets (which refer to assets other than equity of Newup Bank of Liaoning, same below), claims or debts and other actual or potential profits or losses, which are generated before the closing date or after the closing date but attributable to reasons before the closing date, as descried in the agreement, shall be enjoyed and borne by the original shareholder, the Group will not bear any historical assets, claims or debts set forth. The significant influence can be given by the Group as the Group has its representation on the board and thus equity method was applied. The carrying amount of the long-term investment exceeded the amount of the underlying equities in net assets by RMB1,303,096 as of December 31, 2023 and was lower than the equities’ proportionate net assets value by RMB20,936,986 (US$2,868,355) as of December 31, 2024. The Group impaired the investment amounting to RMB26,865,733, RMB46,771,435 and RMB22,240,082 (US$3,046,879) during the years of 2022, 2023 and 2024 and considered that such impairment is other than temporary.

The following table presents the summary combined financial information for the investee companies as of and for the years ended December 31, 2023 and 2024.

	As of December 31,	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Assets:
Cash and cash equivalents	156,369,105	580,989,751	79,595,270
Financial investments	5,313,961,988	4,408,605,503	603,976,478
Prepaid expenses and other current assets, net	466,272,257	656,666,733	89,962,974
Long-term investments	527,245,707	667,927,748	91,505,726
Other non-current assets	1,560,057,412	3,019,189,760	413,627,301
Total assets	8,023,906,469	9,333,379,495	1,278,667,749
Liabilities:
Accrued expenses and other current liabilities	4,406,921,935	5,232,335,603	716,827,039
Long-term borrowings	1,014,200,000	1,501,000,000	205,636,157
Other non-current liabilities	1,258,733	2,143,675	293,682
Total liabilities	5,422,380,668	6,735,479,278	922,756,878

	Year ended
	December 31,	Year ended December 31,
	2023	2024	2024
	RMB	RMB	US$
Net revenues	383,611,655	326,706,200	44,758,566
Net income	193,845,592	120,087,725	16,451,951

11. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of
	December 31,	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Fund attributable to institutional funding partners (1)	76,559,633	129,963,039	17,804,863
Accrued interest payable of Consolidated Trusts	37,714,338	9,246,536	1,266,770
Professional fee payable	38,682,222	14,689,968	2,012,517
Commission fee payable (2)	142,115,583	248,760,119	34,079,997
Transaction cost payable (3)	146,694,453	202,940,226	27,802,697
Share repurchase payable (4)	—	245,113,010	33,580,345
Receipts in advance	73,188,645	16,680,512	2,285,221
Lease liabilities	12,852,494	12,732,875	1,744,397
Other accrued expenses	47,919,895	49,364,151	6,762,861
Total accrued expenses and other current liabilities	575,727,263	929,490,436	127,339,668
(1)Fund attributable to institutional funding partners relate to the principal and interest collected on behalf of the institutional funding partners but have not yet been passed onto them as of December 31, 2023 and 2024.
(2)Commission fee payable relates to the commission fees payable to channel partners who introduce borrowers to the platform of the Group. The commission is typically determined based on the volume of traffic introduced.
(3)Transaction cost payable mainly includes payables to external suppliers for credit assessment service, payment processing services, and fees payable to collection agencies.
(4)Share repurchase payable relates to the payable to a major shareholder regarding a share repurchase transaction on December 16, 2024 with a total repurchase price of approximately US$48.7 million, which has been paid as of the date of this annual report.

12. Guarantee liabilities

The Group recognized both a stand-ready guarantee liability as “deferred guarantee income“ under ASC 460 with an associated financial assets receivable, and a contingent guarantee liability under CECL model.

Deferred guarantee income

The following table sets forth the activities of the Group’s obligations associated with the deferred guarantee income, originated from guarantee service commenced for the years ended December 31, 2023 and 2024.

	As of	Fair value		As of
	January 1,	of deferred guarantee income	Release of	December 31,
	2023	at inception of new loans	deferred guarantee income	2023
Xiaoying Credit Loan (RMB)	—	72,160,875	(25,563,732)	46,597,143

	As of	Fair value		As of
	January 1,	of deferred guarantee income	Release of	December 31,
	2024	at inception of new loans	deferred guarantee income	2024
Xiaoying Credit Loan (RMB)	46,597,143	332,919,374	(214,792,005)	164,724,512
Xiaoying Credit Loan (USD)	6,383,782	45,609,768	(29,426,384)	22,567,166

Contingent guarantee liabilities

The movement of contingent guarantee liabilities originated from guarantee services prior to September 2017 are as follows:

				Reversal of
	As of			provision for	As of
	January 1,		Released on	contingent	December 31,
	2022	Net payout(1)	expiration	liability	2022
Xiaoying Credit Loan	—	2,011,850	(2,011,850)	—	—
Internet Channel	—	14,000,000	—	(14,000,000)	—
Total	—	16,011,850	(2,011,850)	(14,000,000)	—

The movement of contingent guarantee liabilities originated from guarantee services commenced in and after 2023 are as follows:

RMB

	As of		Provision for	As of
	January 1,		contingent	December 31,
	2023	Net payout(1)	liability	2023
Xiaoying Credit Loan	—	(5,613,471)	67,519,980	61,906,509

	As of		Provision for	As of
	January 1,		contingent	December 31,
	2024	Net payout(1)	liability	2024
Xiaoying Credit Loan	61,906,509	(116,003,939)	241,738,132	187,640,702

USD

	As of		Provision for	As of
	January 1,		contingent	December 31,
	2024	Net payout (1)	liability	2024
Xiaoying Credit Loan	8,481,157	(15,892,474)	33,117,988	25,706,671
(1)Net payouts represent the amount paid to institutional funding partners upon borrowers’ default net of the amount subsequently collected from the borrower if they paid back the loan.

The maximum potential undiscounted future payment was RMB667,733,409 and RMB2,572,977,752 (US$352,496,507) as of December 31, 2023 and 2024, respectively.

13. Related party balances and transactions

In 2019, the Group purchased earnings rights of two loans from Jiangxi Ruijing. The considerations paid amounted to RMB100,000,000 and RMB280,000,000, respectively, which equal to the principal amounts of the underlying loans. In 2020, earnings right of the former loan had been fully repaid. Earnings right of the latter loan had been partially repaid in 2020 and 2021, and the remaining RMB100,000,000 had been fully repaid in January 2022. The associated interest income amounted to RMB412,341 in 2022.

As of December 31, 2021 and 2022, the Group recognized dividend receivable of RMB15,000,000, which has been subsequently collected in 2023, from the nominal shareholder of Jiangxi Ruijing, the nominal shareholder is controlled by Mr. Yue (Justin) Tang. For the year ended December 31, 2024, the Group furtherly received dividend of RMB7,500,000 from the nominal shareholder of Jiangxi Ruijing.

In 2021, the Group entered into agreements with a financing guarantee company, which is a wholly-owned subsidiary of the Group’s equity investee obtained in 2020 and disposed in 2022. Following the disposal, it no longer constitutes a related party to the Group. This financing guarantee company provides guarantee service for an identified portfolio of loans the Group facilitated and charges borrowers a guarantee fee, a portion of which will be subsequently paid to the Group as the service fee for the intermediary service the Group provided. During the year of 2022, this financing guarantee company provided guarantee service for 29.6% of the total loans the Group facilitated and provided. The Group recognized total net revenue of RMB542,719,679 during 2022 in connection with the service fees of facilitation service for loans that covered by this financing guarantee company. As of December 31, 2022, accounts receivable and contract assets balance amounted to RMB313,992,225, which had been fully settled in 2023.

In 2022, the Group entered into agreements with Newup Bank of Liaoning (“Newup Bank”), according to which the Group charged service fees directly to Newup Bank for the intermediary service the Group provided. The Group recognized total net revenue of RMB13,100,669 and RMB11,370,044 during the year of 2022 and 2023 in connection with the service fees of facilitation service for loans. Accounts receivable and contract assets amounted to RMB13,886,710 and RMB1,096,251 with respect to December 31, 2022 and December 31, 2023, which had been fully settled in 2024.

The Group believes that the terms of the transactions with the related parties are comparable to the terms of arm’s‑length transactions with third parties.

14. Income taxes

Cayman Islands

X Financial is a company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, YZT (HK) Limited and YX (HK) Limited, subsidiaries of the Group located in Hong Kong, are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. No income tax expense for these entities has been recognized in the consolidated financial statements as they have no assessable income for the years ended December 31, 2022, 2023 and 2024.

Chinese Mainland

Under the Law of the PRC on Enterprise Income Tax (the “EIT Law”), the Company’s subsidiaries, VIEs and subsidiaries of the VIEs established in the Chinese Mainland are subject to an income tax rate of 25% for the years presented. A subsidiary was granted a 15% preferential income tax rate as a qualified enterprise under an incentive regime, initially effective from 2020 to 2022, with the eligibility subsequently extended through 2025. Additionally, under a different incentive regime, one VIE and another Group subsidiary operating in a specific preferential tax jurisdiction were eligible to be levied at a reduced income tax rate of 15%. The VIE has been eligible for reduced tax rate from 2020 to 2025, while the subsidiary’s eligibility period runs from 2023 through 2025.

Uncertainties exist with respect to how the current income tax law in the Chinese Mainland applies to the Group’s overall operations, and more specifically, with regard to its tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the Chinese Mainland will be considered residents for Chinese Income Tax purposes if the place of effective management or control is within the Chinese Mainland. The implementation rules to the EIT Law provide that non-resident legal entities will be considered Chinese Mainland residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the Chinese Mainland. Despite the present uncertainties resulting from the limited Chinese Mainland tax guidance on the issue, the Group does not believe that the legal entities organized outside of the Chinese Mainland within the Group should be treated as residents for EIT Law purposes and, therefore, has not recorded an unrecognized tax benefit for this tax position. If the Chinese Mainland taxing authorities subsequently determine that the Company and its subsidiaries registered outside the Chinese Mainland should be deemed resident enterprises, the Company and its subsidiaries registered outside the Chinese Mainland will be subject to Chinese Mainland income taxes, at a statutory income tax rate of 25%.

According to PRC Administration of the Levy and Collection of Taxes Law, the statute of limitations is three years if an underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. Tax years from 2015 to the current year for the Group’s Chinese Mainland subsidiaries are subject to examination by the Chinese Mainland taxing authorities.

Current tax expense and deferred tax expense (benefit), which are substantially all for Chinese Mainland income taxes, are as follows:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Current tax expense	193,768,237	278,695,689	432,950,473	59,313,972
Deferred tax expense (benefit)	202,305,809	(17,565,186)	(27,248,759)	(3,733,065)
Total income tax expense	396,074,046	261,130,503	405,701,714	55,580,907

Income before income taxes for different jurisdictions is shown as follows:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Cayman Islands entity	(5,585,777)	(3,703,756)	(7,595,959)	(1,040,642)
Hong Kong entities	(17,758,020)	1,137,814	11,787,138	1,614,831
Chinese Mainland entities	1,243,239,973	1,471,143,931	1,890,138,917	258,947,970
Total	1,219,896,176	1,468,577,989	1,894,330,096	259,522,159

A reconciliation between income tax expense computed by applying the Chinese Mainland income tax rate of 25%, the income tax jurisdiction where the Group has substantially all of its operations, to income before income taxes and the reported amount of income tax expense is as follows:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Expected income tax at Chinese Mainland income tax rate	304,974,043	367,144,498	473,582,524	64,880,540
Share based compensation expense not deductible for income tax purposes	13,384,454	10,649,553	10,044,452	1,376,084
Other expenses not deductible for income tax purposes	4,399,168	916,343	1,671,017	228,928
Effect of preferential tax rate(1)	(15,977,099)	(134,240,494)	(207,311,932)	(28,401,618)
Effect of different tax rate of subsidiary operation in other jurisdictions	2,905,876	(214,788)	2,299,728	315,061
Research and development tax deduction	(16,996,590)	(20,676,415)	(21,231,000)	(2,908,635)
Change in valuation allowance	101,490,352	11,432,693	81,585,304	11,177,140
Income tax on subsidiary earnings	—	24,459,727	57,750,000	7,911,718
Others	1,893,842	1,659,386	7,311,621	1,001,689
Total	396,074,046	261,130,503	405,701,714	55,580,907
(1)	The aggregate amount and per share effect of the preferential tax rate are as follows:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
The aggregate amount income tax expense of the preferential tax rate	15,977,099	134,240,494	207,311,932	28,401,618
The aggregate effect on basic and diluted net income per share:
—Basic	0.05	0.47	0.72	0.10
—Diluted	0.05	0.46	0.71	0.10

The tax effects of temporary differences and carry forwards that give rise to the deferred tax balances at December 31, 2023 and 2024 are as follows:

	As of December 31,	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Deferred tax assets:
Long-term investments, net of impairment	20,723,436	20,191,218	2,766,186
Advertising and market related expense carryforwards (1)	22,251,219	11,251,555	1,541,457
Accounts receivable and contract assets	7,123,587	16,048,561	2,198,644
Guarantee liabilities	16,879,995	77,314,528	10,592,047
Financial guarantee derivatives	159,210,663	159,210,663	21,811,771
Loan receivable from Xiaoying Housing Loans	13,887,028	14,318,757	1,961,662
Loans receivable from Xiaoying Credit Loans and other loans	166,027,798	220,392,866	30,193,699
Operating loss carryforwards	45,998,381	43,757,115	5,994,700
Deposits to institutional cooperators	662,254	1,467,822	201,091
Lease liabilities	13,019,736	10,351,392	1,418,135
Others	21,505	60,350	8,267
Total deferred tax assets	465,805,602	574,364,827	78,687,659
Valuation allowance	(226,317,275)	(307,902,579)	(42,182,480)
Total deferred tax assets, net of valuation allowance	239,488,327	266,462,248	36,505,179
Deferred tax liabilities:
Property and equipment	1,678,634	2,867,083	392,789
Financial guarantee derivatives	—	259,565	35,560
Long-term investments, net of impairment	3,751,275	4,375,796	599,482
Right-of-use assets	12,657,331	9,809,937	1,343,956
Investment in Consolidated Trusts	36,643,382	26,959,491	3,693,435
Investment in Consolidated Partnerships	62,339,878	31,309,764	4,289,420
Undistributed earnings	16,500,000	58,600,000	8,028,167
Others	—	526,630	72,149
Total deferred tax liabilities	133,570,500	134,708,266	18,454,958
(1)Advertising and market related expenses carryforwards are those in excess of deduction limit, that can be carried forward indefinitely, arising from the operation of the Group’s Chinese Mainland subsidiaries, amounting to RMB89,004,878 and RMB45,006,219 (US$6,165,827) as of December 31, 2023 and 2024, respectively. Under Chinese Mainland tax rules, advertising and market related expenses that exceed the limit can be claimed and deducted in the following tax year.

Movement of the valuation allowance is as follows:

	As of	As of
	December 31,	December 31,	As of December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Balance as of January 1	(113,394,230)	(214,884,582)	(226,317,275)	(31,005,340)
Addition	(101,665,571)	(20,828,173)	(86,384,559)	(11,834,636)
Reductions	175,219	9,395,480	4,799,255	657,496
Net change in the valuation allowance	(101,490,352)	(11,432,693)	(81,585,304)	(11,177,140)
Balance as of December 31	(214,884,582)	(226,317,275)	(307,902,579)	(42,182,480)

The Company operates through its subsidiaries, VIEs and subsidiaries of the VIEs. The valuation allowance is considered on an individual entity basis.

As of December 31, 2023 and 2024, the Company had operating loss carryforwards of RMB227,566,693 and RMB178,363,447 (US$24,435,692) respectively from its subsidiaries, VIEs and subsidiaries of the VIEs registered in the Chinese Mainland. The net operating loss carryforwards will expire in years 2025 to 2029, if not utilized.

The tax benefit, net of valuation allowance, recognized during the years ended December 31, 2022, 2023 and 2024 due to the generation of net operating losses carryforwards that can be carried forward to future years amounted to RMB805,389, RMB883,214 and nil, respectively. The tax benefit realized during the year ended December 31, 2023 and 2024 from the utilization of carryforwards where the related deferred tax asset was offset by a valuation allowance amounted to RMB3,927,259, RMB4,876,301 and RMB233,258 (US$31,956) respectively.

The tax benefit, net of valuation allowance, recognized during the years ended December 31, 2022, 2023 and 2024 due to generation of advertising and market related expenses carryforwards amounting to nil, RMB8,239,531 and nil, respectively.

For the years ended December 31, 2022, 2023 and 2024, the Company recorded deferred tax expenses of RMB101,490,352, RMB11,432,693 and RMB81,585,304 (US$11,177,140), respectively, relating to valuation allowance adjustments. The valuation allowance increases during the year ended December 31, 2022 and 2023 were primarily due to change in judgment about the ability of a subsidiary to utilize a beginning-of-the-year deferred tax asset in future years. The change in valuation allowance during the year ended December 31, 2024 primarily reflects (1) a RMB16,931,438 (US$2,319,597) change in judgment about the ability of a subsidiary to utilize a beginning-of-the-year deferred tax asset in future years, (2) establishing RMB67,447,028 (US$9,240,205) allowance for certain deferred tax assets deemed unrecoverable upon initial assessment, with the remaining RMB2,793,162 (US$382,662) attributable to changes in deferred tax assets.

The Group assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. The ultimate realization of deferred tax assets is dependent upon the ability to generate sufficient future taxable income within the carryforward periods provided for in the tax law based on the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carryforwards, including consideration of specific known trends of profits expected to be reflected within the industry, (iii) taxable income in prior carryback years and (iv) tax-planning strategies. On the basis of this evaluation, as of December 31, 2023 and 2024 a valuation allowance of RMB226,317,275 and RMB307,902,579 (US$42,182,480) was recorded respectively to reduce the deferred tax assets to the amount that is more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as the Group’s projections for growth.

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

The Group constantly assesses its intent to reinvest the offshore earnings. As of December 31, 2024, the Group does not intend to reinvest certain undistributed earnings of the FIEs that have been generated in the Chinese Mainland, while for the remainder of the undistributed earnings, the Group intended to indefinitely reinvest. The Group has recorded a deferred tax liability of RMB58,600,000 (US$8,028,167) associated with the earnings that are not indefinitely reinvested. The Group paid withholding tax of RMB15,650,000 (US$2,144,041) on distributed earnings during the year. For the earnings the Group intended to indefinitely reinvest, no deferred tax liabilities for withholding taxes have been recorded.

Undistributed earnings of FIEs that are considered to be indefinitely invested amounted to RMB3,761,829,057 on December 31, 2023 and RMB4,255,686,362 (US$583,026,641) on December 31, 2024. All undistributed earnings are still subject to certain taxes upon repatriation, primarily where withholding taxes apply. The related unrecognized deferred tax liabilities were RMB376,182,906 and RMB425,568,636 (US$58,302,664) at a 10% tax rate.

Unrecognized tax benefits

A roll-forward of unrecognized tax benefits is as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Balance at beginning of the year	120,195,925	259,386,286	364,866,929	49,986,564
Additions for tax positions taken in current year	259,386,286	262,052,034	310,256,632	42,504,984
Reductions for tax positions taken in prior years	(110,342,989)	(156,571,391)	(211,667,472)	(28,998,325)
Settlements	(9,852,936)	—	—	—
Balance at end of the year	259,386,286	364,866,929	463,456,089	63,493,223

The accrued interest and penalties related to income taxes as of December 31, 2023 and 2024 is set forth below:

	Year ended December 31,	Year ended December 31,
	2023	2024	2024
	RMB	RMB	US$
Accrued interest and penalties	4,127,348	9,195,253	1,259,745

As of December 31, 2022, 2023 and 2024, the Group’s unrecognized tax benefits consisted of: 1) RMB2,349,049, RMB50,384,562 and RMB107,202,546 (US$14,686,688) arising from charge-offs of loans receivable from Xiaoying Credit Loans and other loans and accounts receivable and contract asset; and 2) RMB257,037,237, RMB314,482,367 and RMB356,253,543 (US$48,806,535) arising from difference in timing for including certain taxable income in tax return.

As of December 31, 2022, 2023 and 2024, nil, RMB102,814,895 and RMB102,814,895 (US$14,085,583) of the unrecognized tax benefit balance, if recognized upon examination settlement or statute expiration, would affect the effective tax rate.

For the year ended December 31, 2022, 2023 and 2024, the increase of accrued interest and penalties related to income taxes was RMB846,825, RMB2,126,378, and RMB5,067,905 (US$694,300), respectively, which were recorded as part of the income tax expense in the consolidated financial statements.

15. Net income per share and net income attributable to common stockholders

The following table details the computation of the basic and diluted net income per share:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net income attributable to X Financial	811,996,439	1,186,793,974	1,539,905,765	210,966,225
Shares (denominator):
Weighted average number of ordinary shares used in computing basic EPS	316,444,826	288,115,969	288,828,371	288,828,371
Basic net income per share	2.57	4.12	5.33	0.73
Diluted effects of stock options and RSUs	5,958,561	2,717,245	4,526,300	4,526,300
Weighted average number of ordinary shares used in computing diluted EPS	322,403,387	290,833,214	293,354,671	293,354,671
Diluted net income per share	2.52	4.08	5.25	0.72

Diluted income per share do not include the following instruments as their inclusion would have been anti-dilutive:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2022	2023	2024
Stock options	29,293,014	3,602,998	3,399,998
Restricted stocks units	21,398,126	12,613,046	6,585,270

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

The Company used the Binomial model to estimate the fair value of the options granted on the respective grant dates with assistance from independent valuation firms. The fair value per option was estimated at the date of grant using the assumptions. The weighted-average grant date fair value of the options for the years ended December 31, 2022, 2023 and 2024 were RMB9.87, RMB10.39 and RMB10.80 per share respectively.

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

A summary of option activity during the year ended December 31, 2024 is presented below:

				Intrinsic
				value of
	Number of	Exercise Price	Remaining	options
	Options	RMB	Contractual	RMB
Outstanding, as of January 1, 2024	6,197,825	0.27-31.96	1.06-5.33	10,639,290
Granted	—	—	—	—
Exercised	1,991,311	0.27	—	—
Forfeited/Cancelled	203,000	10.71-30.27	—	—
Outstanding, as of December 31, 2024	4,003,514	0.27-31.96	0.06-4.32	5,954,422
Vested and expected to vest as of December 31, 2024	4,003,514	0.27-31.96	0.06-4.32	5,954,422
Exercisable as of December 31, 2024	4,003,514	0.27-31.96	0.06-4.32	5,954,422

The Group recognized the compensation cost for the stock options on a straight-line basis.

For the years ended December 31, 2022, 2023 and 2024, the Group recorded compensation expenses of RMB10,740,648, RMB414,747 and nil respectively for the stock options granted to the Group’s employees. The Group allocated share-based compensation expense for share option as follows:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Origination and servicing	905,756	70,740	—	—
General and administrative	9,340,416	344,007	—	—
Borrower acquisitions and marketing	494,476	—	—	—

As of December 31, 2022, there were RMB619,557 of total unrecognized compensation expense related to unvested stock options granted. All compensation expense related to unvested stock options was recognized by the end of December 31, 2023.

There were no income tax benefits recognized for the years ended December 31, 2022, 2023 and 2024 for share options exercised and for share-based compensation expense related.

Restricted stocks unit

On April 15, 2019, the Board of Directors of X Financial granted 150,000 of restricted stock units to certain directors. The restricted stock units shall vest over a period from two to three years. The restricted stock units have no expiration period. On November 20, 2019, the Board of Directors of X Financial granted 1,789,400 of restricted stock units to certain employees. On January 21, April 30, October 31, 2020, the Board of Directors of X Financial granted 4,600,000, 673,300 and 550,000 of restricted stock units to certain employees, respectively. The restricted stocks shall expire 10 years from the date of grant and vest over a period from three to four years. On November 10, 2021, the Board of Directors of X Financial granted 26,657,998 of restricted stock units to certain senior managements and employees. The restricted stock units shall expire 10 years from the date of grant and vest over a period from three to four years. On March 3, 2022, the Board of Directors of X Financial granted 810,000 restricted stock units to certain directors. The restricted stock units shall vest over a period of three years. On December 1, 2023, the Board of Directors of X Financial granted 180,000 restricted stock units to certain directors. The restricted stock units shall vest over a period of three years. On January 10, 2024, the Board of Directors of X Financial granted 6,400,000 restricted stock units to certain directors. The restricted stock units shall vest over a period of three years. On June 1, 2024, the Board of Directors of X Financial granted 270,000 restricted stock units to certain directors. The restricted stock units shall vest over a period of three years. On August 1, 2024, the Board of Directors of X Financial granted 540,000 restricted stock units to certain directors. The restricted stock units shall vest over a period of three years.

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

A summary of restricted share units’ activity during the year ended December 31, 2024 is presented below:

		Weighted-Average Grant-Date
	Number of	Fair Value
	Restricted Shares	RMB
Outstanding, as of January 1, 2024	13,915,643	4.95
Granted	7,210,000	4.91
Vested	7,341,375	4.93
Forfeited	408,998	4.97
Outstanding, as of December 31, 2024	13,375,270	4.94

For the year ended December 31, 2022, 2023 and 2024, the Group recorded compensation expenses of RMB42,797,167, RMB42,183,463 and RMB40,177,807 (US$5,504,337) respectively for the restricted shares granted to the Group’s directors and employees. The Group allocated share-based compensation expense for restricted share as follows:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Origination and servicing	26,040,888	25,396,830	14,643,365	2,006,133
General and administrative	16,743,484	16,617,520	22,078,845	3,024,789
Borrower acquisitions and marketing	12,795	169,113	3,455,597	473,415

As of December 31, 2022, 2023 and 2024, there was RMB102,650,058, RMB61,832,598 and RMB8,277,516 (US$1,134,015) respectively of total unrecognized compensation expense related to unvested restricted shares granted. As of December 31, 2024, the cost is expected to be recognized over a weighted-average period of 0.86 years.

There were no income tax benefits recognized for the years ended December 31, 2022, 2023 and 2024 for restricted stocks unit related to share-based compensation expense.

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

Amounts restricted that include paid-in capital, additional paid-in capital and statutory reserve funds, as determined pursuant to China Accounting Standard, are RMB5,517,847,025 and RMB4,816,033,362 (US$659,793,865) as of December 31, 2023 and 2024 respectively.

18. Commitments and contingencies

Operating lease as lessee

As disclosed in Note 2, the Group has adopted ASC Topic 842 on 1 January, 2019. Current and non-current portions of lease liabilities have been recorded as “Accrued expenses and other current liabilities” and “Other non-current liabilities” in the balance sheet as at December 31, 2023 and 2024, except for short-term leases.

Short-term borrowings

As of December 31, 2024, the Group had short-term borrowings amounting to RMB328,500,000, such borrowings will be repaid with interests amounting to RMB2,653,075 in 2025. Interest payments are calculated using the interest rate as of December 31, 2024.

Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not have any pending legal or administrative proceeding to which the Group is a party that will have a material effect on its business or financial condition.

19. Subsequent events

In first quarter of 2025, the Group has set up several one-year loans in aggregation to RMB304,500,000, which apply weighted average fixed rate at 4.81%.

In the first quarter of 2025, the Group has declared a semi-annual dividend of US$0.25 per ADS (approximately US$0.042 per ordinary share).

SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(in Renminbi “RMB”, except share and per share data)

	As of
	December 31,	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Assets:
Cash and cash equivalents	1,202,355	1,359,623	186,268
Prepaid expenses and other current assets	410,826	390,721	53,528
Amount due from subsidiaries and VIEs	1,047,722,447	910,228,376	124,700,776
Investments in subsidiaries and VIEs	4,857,619,732	6,286,783,144	861,285,759
Total assets	5,906,955,360	7,198,761,864	986,226,331

Liabilities:
Accrued expenses and other current liabilities	604,989	245,607,222	33,648,051
Dividend payable	59,226,084	—	—
Total liabilities	59,831,073	245,607,222	33,648,051

Equity:
Common shares	206,793	206,793	28,331
Treasury stock	(111,520,291)	(509,643,763)	(69,820,909)
Additional paid-in capital	3,196,942,284	3,207,028,391	439,361,088
Retained earnings	2,692,018,850	4,174,511,191	571,905,688
Accumulated other comprehensive income	69,476,651	81,052,030	11,104,082
Total equity	5,847,124,287	6,953,154,642	952,578,280
Total liabilities and equity	5,906,955,360	7,198,761,864	986,226,331

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in Renminbi “RMB”, except share and per share data)

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
General and administrative expenses	(8,739,084)	(5,899,484)	(7,502,575)	(1,027,849)
Interest income	1,518	29,662	33,062	4,529
Equity in profit of subsidiaries and VIEs	817,582,216	1,190,497,730	1,547,501,724	212,006,867
Other income, net	3,151,789	2,166,066	(126,446)	(17,323)
Net income	811,996,439	1,186,793,974	1,539,905,765	210,966,224
Other comprehensive income	57,289,037	5,878,060	11,575,379	1,585,820
Comprehensive income	869,285,476	1,192,672,034	1,551,481,144	212,552,044

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

(in Renminbi “RMB”, except share and per share data)

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net cash used in operating activities	(9,559,741)	(5,736,205)	(8,157,418)	(1,117,562)
Received from subsidiaries and VIEs	164,707,863	25,363,652	188,678,532	25,848,853
Dividends received from subsidiaries	—	49,338,235	118,338,313	16,212,282
Net cash provided by investing activities	164,707,863	74,701,887	307,016,845	42,061,135
Contribution from shareholders	277,342	1,099,619	122,507	16,783
Repurchase of common shares	(146,740,902)	(24,872,828)	(182,204,126)	(24,961,863)
Dividend paid	—	(58,401,356)	(116,639,508)	(15,979,547)
Net cash used in financing activities	(146,463,560)	(82,174,565)	(298,721,127)	(40,924,627)
Effect of foreign exchange rate changes	824,099	131,100	18,968	2,599
Net increase (decrease) in cash and cash equivalents	9,508,661	(13,077,783)	157,268	21,545
Cash and cash equivalents, beginning of year	4,771,477	14,280,138	1,202,355	164,723
Cash and cash equivalents, end of year	14,280,138	1,202,355	1,359,623	186,268

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
3.For the years ended December 31, 2022, 2023 and 2024, except as disclosed in Note 18, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Company.

Translations of balances in the additional financial information of Parent Company—Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB7.2993, as set forth in H.10 statistical release of the Federal Reserve Board on December 31, 2024. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2024, or at any other rate.