Form 20-F
period 2025-12-31
X Financial
filed 2026-04-30
CIK 1725033

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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

234,517,901 ordinary shares, comprised of 136,917,901 Class A ordinary shares, par value $0.0001 per share, and 97,600,000 Class B ordinary shares, par value $0.0001per share, as of December 31, 2025.

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

Yes ☐   No ☐

i

INTRODUCTION

Unless otherwise indicated, in this annual report on Form 20-F, the following terms shall have the meaning set out below:

●	“active borrowers” refers to, for a specified period, borrowers who made at least one transaction during that period on our platform;
●	“ADSs” refers to American depositary shares, each of which represents six Class A ordinary shares, and “ADRs” refers to the American depositary receipts that may evidence ADSs;
●	“Beijing WFOE” refers to our wholly-owned Chinese Mainland subsidiary, Xiaoying (Beijing) Information Technology Group Co., Ltd. (formerly known as Xiaoying (Beijing) Information Technology Co., Ltd.);
●	“Cayman Companies Act” refers to the Companies Act (As Revised) of the Cayman Islands, as amended;
●	“China” or “PRC” refers to the People’s Republic of China, including, Hong Kong and Macau;
●	“Class A ordinary shares” refers to our Class A ordinary shares, par value $0.0001 per share, carrying one vote per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares, par value $0.0001 per share, carrying 20 votes per share;
●	“institutional funding partners” refers to our institutional funding sources, including banks, consumer finance companies, trust companies and other institutions who funded the loans we facilitated to borrowers;
●	“insurance /guarantee protection” refers to credit insurance or guarantee services provided by insurance companies or financing guarantee companies in partnership with online finance platforms against the default of both the principal and interest;
●	“Chinese Mainland” means the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong, Macau and Taiwan;
●	“ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“PBOC CRC” refers to the credit reference center of the People’s Bank of China;
●	“PCAOB” refers to the Public Company Accounting Oversight Board;
●	“prime borrower” refers to an individual having sound credit history, who has credit records with PBOC CRC and usually no late payment record of over 60 days in the previous six months. In determining whether a prospective borrower is a prime borrower, we will review his or her credit history, along with our risk management review system;
●	“RMB” or “Renminbi” refers to the legal currency of Chinese Mainland;
●	“Securities Act” refers to the Securities Act of 1933, as amended;
●	“U.S. dollars,” “US$,” “$” or “dollars” refers to the legal currency of the United States;

●	“variable interest entities” or “VIEs” refer to Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd, or Beijing Ying Zhong Tong(VIE), Shenzhen Xiaoying Technology Co., Ltd., or Shenzhen Xiaoying(VIE), and their subsidiaries, which are Chinese Mainland companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP due to our having effective control over, and our being the primary beneficiary of, such entity; and “affiliated entities” are to our VIE, the VIE’s direct subsidiaries under the Chinese Mainland laws;
●	“we,” “us,” “our company group,” “our,” or “X Financial” refers to X Financial, a Cayman Islands company, and unless the context requires otherwise, includes its predecessor entities, consolidated subsidiaries and VIEs; and

Our reporting currency is Renminbi because substantially all of our operations are conducted in Chinese Mainland and all of our revenues is denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9931 to US$1.00, the exchange rate in effect as of December 31, 2025, as set forth in the H.10 statistical release of the Federal Reserve Board published on January 5, 2026. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The Chinese Mainland government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

You can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements include, but are not limited to, statements about:

●	the Chinese Mainland online consumer finance industry;
●	our goals and strategies;
●	our future business development, financial condition and results of operations;
●	expected changes in our revenues, costs or expenditures;
●	growth of and competition trends in our industry;
●	our expectations regarding demand for, and market acceptance of, our products and services;
●	our expectations regarding keeping and strengthening our relationships with borrowers, institutional funding partners and other parties we collaborate with;
●	fluctuations in general economic and business conditions in the markets in which we operate; and
●	relevant government policies and regulations relating to our industry.

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

PART I

VIE Structure and Risks Relating to Our Corporate Structure

X Financial is a Cayman Islands holding company conducting its operations in Chinese Mainland through Beijing WFOE, a wholly-owned subsidiary of YZT (HK) Limited, Shenzhen Xiaoying Puhui Technology Co., Ltd., a wholly-owned subsidiary of Beijing WFOE (“Shenzhen Puhui”), Shenzhen Xiaoying Information Technology Group Co., Ltd. (“Shenzhen Xiaoying IT”), a wholly-owned subsidiary of Beijing WFOE, and the VIEs, including Shenzhen Xiaoying (VIE), Beijing Ying Zhong Tong (VIE) and their subsidiaries. The Company has equity interests in Beijing WFOE, Shenzhen Puhui, and Shenzhen Xiaoying IT, however, neither the Company nor its subsidiaries own any share in the VIEs. Instead, the Company controls and receives the economic benefits of the VIEs’ business operation through a series of contractual arrangements (the “VIE Agreements”). To comply with Chinese Mainland laws and regulations, the Company does not have an equity ownership interest in its VIEs but rely on the VIE Agreements with VIEs to control and operate their businesses. The VIE Agreements are designed to provide Beijing WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIEs, including absolute control rights and the rights to the assets, property, and revenues of the VIEs. As a result of these contractual arrangements, which have not been tested in a court of law in the Chinese Mainland, the assets and liabilities of the VIEs are treated as the Company’s assets and liabilities and the results of operations of the VIEs are treated in all aspects as if they were the results of the Company’s operations due to the satisfaction for consolidation of the VIEs under generally accepted accounting principles in the United States (“U.S. GAAP”). The Company is the primary beneficiary of the VIEs, and, therefore, consolidates the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. See “Item 4.C. Organizational Structure” for more information on these VIE Agreements.

Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the Chinese Mainland laws and regulations in the future, including but not limited to the validity and enforcement of the VIE Agreements. We are also subject to the risks of uncertainty about any future actions of the Chinese Mainland government in this regard. Our VIE Agreements may not be effective in providing control over the VIEs. The contractual arrangements have not been judicially tested in the Chinese Mainland and there remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. We rely on the VIE Agreements with VIEs to control and operate their businesses. The investors may never hold equity interests in such VIEs. We may also be subject to sanctions imposed by Chinese Mainland regulatory agencies including Chinese Securities Regulatory Commission, or CSRC, if we fail to comply with their rules and regulations. We may also be subject to Chinese Mainland laws relating to, among others, data security and restrictions over foreign investments due to the complexity of the regulatory regime in Chinese Mainland, and the recent statements and regulatory actions by the Chinese Mainland government relating to data security may affect our remaining business operations in Chinese Mainland or even our ability to offer securities in the United States. We are also subject to the risks and uncertainties about any future actions of the Chinese Mainland government that could disallow the VIE structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including causing the value of such securities to significantly decline or become worthless. See “Risk Factors-Risks Relating to Our Corporate Structure” for more information.

The following diagram illustrates our corporate structure as of the date of this annual report. It omits certain entities that are immaterial to our results of operations, business and financial condition and also omits trusts and limited partnership enterprises we consolidate. The relationships between, on the one hand, each of Beijing Ying Zhong Tong (VIE), and Shenzhen Xiaoying (VIE), and on the other hand, Beijing WFOE as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership. See “Risk Factors-Risks Relating to Our Corporate Structure” for more information.

(1)	In December 2017, Beijing WFOE acquired 100% of the equity interest held by Shenzhen Xiaoying (VIE) in Shenzhen Xiaoying Puhui Technology Co., Ltd. and Shenzhen Xiaoying Information Technology Group Co., Ltd.
(2)	Mr. Yue (Justin) Tang and entities controlled by Mr. Yue (Justin) Tang hold 42.9838% and 57.0162% of equity interest in Shenzhen Xiaoying, respectively.
(3)	Mr. Yue (Justin) Tang and Mrs. Jing Sun hold 51% and 49% of the equity interest in Beijing Ying Zhong Tong (VIE), respectively.

* Entities in which the shareholders of X Financial own the equity interest.

** Entities in which the shareholders of X Financial do not own any equity interest.

Risks Associated with being based in or having the majority of our Operations in Chinese Mainland

The Chinese Mainland government exercises substantial control over China’s economy through regulation and state ownership, exposing us to significant legal and operational risks. Our ability to operate in Chinese Mainland may be harmed by changes in Chinese Mainland’s laws and regulations. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Any actions by the Chinese Mainland government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in companies having operations in Chinese Mainland, including us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless.

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

Data Protection and Cybersecurity

China’s data protection framework is evolving rapidly and is likely to remain uncertain for the foreseeable future. The following laws are currently in effect and apply to our operations:

●	PRC Cybersecurity Law (became effective in June 2017; amended in October 2025): Establishes Chinese Mainland’s national-level data protection for network operators, which may include all organizations connecting to or providing services over the internet in Chinese Mainland.
●	PRC Data Security Law (became effective in September 2021): Creates a data classification and protection system based on data importance and potential harm to national security, public interests, or individual rights.
●	Amended Cybersecurity Review Measures (became effective in February 2022): Requires cyberspace operators of network platforms holding personal information of more than one million users to file for cybersecurity review before pursuing an overseas listing. Authorities may also initiate review if an operator’s data processing or potential overseas listing may affect national security.
●	Personal Information Protection Law (became effective in November 2021): Imposes comprehensive data privacy obligations on organizations processing personal information in China, and on organizations outside China processing personal information of persons in China to provide products, services, or behavioral analysis. Critical information infrastructure operators and personal information processing entities who process personal information meeting regulatory volume thresholds must store data collected in Chinese Mainland within Chinese Mainland and pass a security assessment administered by Chinese cyberspace regulators before exporting such data. Serious violations may result in fines of up to RMB 50 million or 5% of prior-year revenues, plus suspension of related activities.
●	Regulations on Network Data Security Administration (became effective in January 2025): Subjects data processing operators whose data processing activities affect or may affect national security to network data security review by the relevant cyberspace administration of the PRC.
●	Regulations on the Protection of Critical Information Infrastructure (became effective in September 2021): Requires competent authorities to identify critical information infrastructure operators and notify them and the Ministry of Public Security upon designation.
●	Outbound Data Transfer Security Assessment Measures (became effective in September 2022): Requires the Cyberspace Administration of China (the “CAC”) security assessment approval before transferring data abroad when: (i) transferring important data abroad; (ii) a critical infrastructure operator or processor of personal information of more than one million individuals transfers personal information abroad; (iii) a processor has transferred personal information of 100,000 individuals, or sensitive personal information of 10,000 individuals, in aggregate since January 1 of the prior year; or (iv) other CAC-prescribed circumstances apply.

As of the date of this report, we have not been subject to any cybersecurity or data security investigations and have not received any inquiry, notice, warning, or sanctions from the CAC, and we have not been informed as a critical information infrastructure operator by any governmental authorities. If we were designated a critical information infrastructure operator, we would be required to store personal information and important data collected within China inside China — a practice we already follow — and submit to review when purchasing internet products and services.

We maintain a comprehensive data protection program, including: encryption of sensitive data in storage and transmission using State Secret Algorithm standards; hardware firewalls and 802.1X access controls; real-time monitoring and audit via fortress machines; cross-region disaster recovery with regular backup and restoration testing; intrusion prevention systems and web application firewalls; terminal security controls covering behavioral management, asset management, and operation auditing; and regular penetration testing and code-level vulnerability scanning. Based on the foregoing, we do not expect that, as of the date of this annual report, the current applicable Chinese Mainland laws on cybersecurity would have a material adverse impact on our business. However, we cannot assure you that the operators from the CAC or other relevant governmental authority will not introduce additional requirements or policies which may require significant changes in the way we operate our business, and we cannot guarantee full compliance as laws continue to evolve. Non-compliance with all applicable laws and regulations could result in regulatory action, fines, suspension of activities, or reputational harm.

Overseas Listing and Securities Requirements

In July 2021, Chinese authorities issued the Opinions on Strictly Cracking Down Illegal Securities Activities, calling for stronger oversight of overseas-listed Chinese companies and improved legislation on data security and cross-border information management. Implementation rules remain incomplete and interpretation is unclear. We have received no inquiry, notice, warning, or sanctions in connection with these opinions and do not expect a material adverse impact on our current business.

In February 2023, the CSRC issued the Trial Administrative Measures for Overseas Securities Offerings and Listings by Domestic Companies (the “Trial Measures”), effective on March 31, 2023, along with five supporting guidelines. These measures require Chinese companies seeking overseas listings to file with the CSRC within three working days of submitting an initial public offering (“IPO”) application, and again within three working days of completing the listing. At the press conference held for the Trial Measures on February 17, 2023, officials from the CSRC clarified that the Chinese Mainland domestic companies that have already been listed overseas on or before the effective date of the Trial Measures (i.e., March 31, 2023) shall be deemed as existing issuers (“Existing Issuers”). The Existing Issuers are not required to complete the filing procedures immediately but shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC. We qualify as an “Existing Issuer” because we listed on September 19, 2018, before the Trial Measures took effect. We are currently not required to file with the CSRC under the Trial Measures, but will do so if we pursue refinancing or any other activity subject to these rules. Failure to complete required filings on time could materially affect our ability to raise funds and conduct operations.

Also effective on March 31, 2023, the CSRC and related authorities issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Archives Rules”). These rules require domestic companies seeking overseas listings to protect state secrets, maintain sound confidentiality and archives administration systems, and obtain approval before disclosing to securities firms, service providers, or overseas regulators any documents containing state secrets or materials that could harm national security or public interest if disclosed. Companies must also follow applicable national procedures before providing accounting archives to any such parties. Uncertainty remains about the implementation of both the Trial Measures and the Archives Rules, and we cannot predict their impact on our listing status or future securities offerings, including the maintenance of our ADS listing.

Uncertainty across all of the above laws and regulations means we cannot assure full compliance in all respects. Authorities may deem our activities non-compliant and require us to suspend or terminate operations. We may face fines, legal or administrative sanctions, and other adverse consequences affecting our business, financial condition, results of operations, and reputation.

Financial Regulatory Reform

In May 2023, China established the National Financial Regulatory Administration (NFRA), replacing the China Banking and Insurance Regulatory Commission (CBIRC), to oversee the financial industry excluding the securities sector. In October 2023, China established the National Data Bureau under the National Development and Reform Commission (NDRC) to coordinate data resource development and digital economy planning. These changes may increase regulatory scrutiny of our operations and raise our compliance costs.

Financial Information Services

In August 2025, our subsidiary Chongqing Xiaoying Information Technology Co., Ltd. received approval from the Financial Development Service Center of Pingba District, Chongqing to add “financial information services” to its business scope. In accordance with the Notice of the Cyberspace Administration of China on Conducting Filing for Domestic Financial Information Services, the Cyberspace Administration of China has organized the filing of domestic financial information services to improve the quality of financial information services and promote the sound development of the financial information service industry. Such filing shall be conducted under the principle of “voluntary declaration, uniform standards, and two-level verification”, whereby domestic institutions may independently decide whether to submit a filing application. This filing is not mandatory and does not constitute a required license, but we cannot assure that future regulatory changes or interpretations will not impose licensing or filing obligations. Should authorities amend these provisions and our subsidiary fail to comply in a timely manner, our financial information services business could be materially and adversely affected.

Our business segments may be subject to government and regulatory intervention across the provinces in which we operate, including by local and municipal agencies. We may incur increased costs to comply with existing and newly adopted laws and regulations, or face penalties for any failure to comply.

Risks Associated with the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (the “HFCA Act”), signed into law on December 18, 2020 and amended on December 29, 2022, poses a trading risk for our securities. If we have retained a registered public accounting firm to issue an audit report where the registered public accounting firm has a branch or office that is located in a foreign jurisdiction and the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, the SEC will identify us as a “covered issuer,” or SEC-identified issuer, shortly after we file with the SEC a report required under the Securities Exchange Act of 1934, or the Exchange Act (such as our annual report on Form 20-F) that includes an audit report issued by such accounting firm. If we were to be identified as an SEC-identified issuer for two consecutive years, the SEC will prohibit our shares and ADSs from trading on any U.S. national securities exchange or over-the-counter market.

On December 16, 2021, the PCAOB determined it was unable to completely inspect or investigate registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. On August 26, 2022, the PCAOB signed an agreement with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, restoring full inspection access to registered public accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from its list of jurisdictions where it cannot completely inspect or investigate registered public accounting firms. We were not identified as an SEC-identified issuer under the HFCA Act in 2024.

The PCAOB reassesses inspection and investigation access annually. If it determines in the future that it no longer has full access to inspect and investigate accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of those jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as an SEC-identified issuer upon filing our annual report on Form 20-F for the relevant fiscal year. If that designation applies for two consecutive years, our securities would be prohibited from trading on a national securities exchange or in the over-the-counter trading market in the United States. Should that occur, we cannot assure you that we could list on a non-U.S. exchange or that a market for our shares would develop outside of the United States. Such a prohibition of being able to trade in the United States would substantially impair your ability to buy or sell our ADSs, negatively affect our ADS price, and materially limit our ability to raise capital on acceptable terms.

Financial Information Related to the Consolidated VIEs, Trusts and Partnerships

The consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries, and consolidated VIEs, Trusts and Partnerships. We consolidate the Trusts and Partnerships as we are the primary beneficiary of the Trusts and Partnerships, due to: 1) we have the power to direct the operating activities of the Trusts and Partnerships; 2) the Group absorbs or enjoys the potential residual losses or returns of the Trusts and Partnerships.

The following tables present condensed consolidated financial statements for the Company, the consolidated VIEs, Trusts and Partnerships, subsidiaries, and any eliminating adjustments. The statements depict the financial position as of December 31, 2023, 2024, and 2025, and the results of operations and cash flows for fiscal years 2023, 2024, and 2025.

Consolidated Balance Sheet Data

	As of December 31, 2023					As of December 31, 2024					As of December 31, 2025
		Consolidated					Consolidated					Consolidated
		VIEs,					VIEs,					VIEs,
	The	Trusts and			Group	The	Trusts and			Group	The	Trusts and			Group
	Company	Partnerships	Subsidiaries	Eliminations	Consolidated	Company	Partnerships	Subsidiaries	Eliminations	Consolidated	Company	Partnerships	Subsidiaries	Eliminations	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in thousands)					(in thousands)					(in thousands)
Cash and cash equivalents	1,202	295,278	898,872	—	1,195,352	1,360	180,684	802,567	—	984,611	7,935	107,519	872,177	—	987,631
Restricted cash, net	—	716,870	32,200	—	749,070	—	532,604	144,189	—	676,793	—	823,463	322,499	—	1,145,962
Accounts receivable and contract assets, net	—	83,535	1,576,053	—	1,659,588	—	74,751	1,954,799	—	2,029,550	—	108,186	3,037,790	—	3,145,976
Loans receivable from Xiaoying Credit Loans and other loans, net	—	4,876,731	71,102	—	4,947,833	—	4,775,127	53,190	—	4,828,317	—	5,263,509	35,122	—	5,298,631
Loan receivable from Xiaoying Housing Loans, net	—	8,657	—	—	8,657	—	—	—	—	—	—	—	—	—	—
Deposits to institutional cooperators, net	—	—	1,702,472	—	1,702,472	—	—	1,958,297	—	1,958,297	—	—	1,713,593	—	1,713,593
Prepaid expenses and other current assets	411	25,281	23,076	—	48,768	391	19,491	14,196	—	34,078	500	20,150	22,897	—	43,547
Deferred tax assets, net	—	118,587	17,371	—	135,958	—	174,396	23,317	—	197,713	—	184,952	270,406	—	455,358
Long-term investments	—	493,411	—	—	493,411	—	498,038	—	—	498,038	—	515,524	—	—	515,524
Financial investments	—	—	608,198	—	608,198	—	33,428	480,048	—	513,476	—	33,908	1,209,168	—	1,243,076
Property and equipment, net	—	1,055	7,588	—	8,643	—	1,138	14,695	—	15,833	—	4,621	19,279	—	23,900
Intangible assets, net	—	28,153	8,657	—	36,810	—	27,706	8,887	—	36,593	—	27,499	11,684	—	39,183
Other non-current assets	—	23	55,242	—	55,265	—	22	44,929	—	44,951	—	3,573	49,791	—	53,364
Financial guarantee derivative	—	—	—	—	—	—	—	1,038	—	1,038	—	—	—	—	—
Intercompany receivables	1,047,722	6,084,772	4,207,837	(11,340,331)	—	910,228	3,511,778	4,438,533	(8,860,539)	—	324,659	1,883,431	5,723,004	(7,931,094)	—
Investments in Consolidated VIEs, Trusts and Partnerships and subsidiaries	4,857,620	—	399,945	(5,257,565)	—	6,286,783	—	556,501	(6,843,284)	—	7,503,918	—	659,051	(8,162,969)	—
Total Assets	5,906,955	12,732,353	9,608,613	(16,597,896)	11,650,025	7,198,762	9,829,163	10,495,186	(15,703,823)	11,819,288	7,837,012	8,976,335	13,946,461	(16,094,063)	14,665,745

	As of December 31, 2023					As of December 31, 2024					As of December 31, 2025
		Consolidated					Consolidated					Consolidated
		VIEs,					VIEs,					VIEs,
	The	Trusts and			Group	The	Trusts and			Group	The	Trusts and			Group
	Company	Partnerships	Subsidiaries	Eliminations	Consolidated	Company	Partnerships	Subsidiaries	Eliminations	Consolidated	Company	Partnerships	Subsidiaries	Eliminations	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in thousands)					(in thousands)
Payable to investors and institutional funding partners at amortized cost	—	3,584,041	—	—	3,584,041	—	2,184,086	—	—	2,184,086	—	3,054,982	—	—	3,054,982
Contingent guarantee liabilities	—	—	61,907	—	61,907	—	—	187,641	—	187,641	—	—	748,307	—	748,307
Financial guarantee derivative	—	—	—	—	—	—	—	—	—	—	—	—	15,426	—	15,426
Deferred guarantee income	—	—	46,597	—	46,597	—	—	164,725	—	164,725	—	—	467,629	—	467,629
Short-term borrowings	—	320,000	245,000	—	565,000	—	10,000	318,500	—	328,500	—	130,000	279,530	—	409,530
Accrued payroll and welfare	—	15,011	71,760	—	86,771	—	18,482	76,235	—	94,717	—	11,483	64,575	—	76,058
Other taxes payable	—	126,901	162,920	—	289,821	—	119,684	160,309	—	279,993	—	58,252	163,688	—	221,940
Income taxes payable	—	28,267	418,233	—	446,500	—	174,426	417,065	—	591,491	—	169,015	508,506	—	677,521
Deposit payable to channel cooperators	—	—	19,700	—	19,700	—	—	12,016	—	12,016	—	—	12,016	—	12,016
Dividend payable	59,226	—	—	—	59,226	—	—	—	—	—	—	—	—	—	—
Accrued expenses and other current liabilities	605	69,990	505,132	—	575,727	245,607	94,826	589,057	—	929,490	211	163,384	877,460	—	1,041,055
Other non-current liabilities	—	—	37,571	—	37,571	—	—	27,516	—	27,516	—	2,253	32,554	—	34,807
Deferred tax liabilities	—	—	30,040	—	30,040	—	643	65,316	—	65,959	—	1,052	68,621	—	69,673
Intercompany payables	—	7,411,124	3,929,207	(11,340,331)	—	—	5,639,171	3,221,368	(8,860,539)	—	—	3,692,369	4,238,725	(7,931,094)	—
Total Liability	59,831	11,555,334	5,528,067	(11,340,331)	5,802,901	245,607	8,241,318	5,239,748	(8,860,539)	4,866,134	211	7,282,790	7,477,037	(7,931,094)	6,828,944
Total shareholder’s equity	5,847,124	3,508,431	8,281,190	(11,789,621)	5,847,124	6,953,155	4,075,812	10,572,134	(14,647,947)	6,953,154	7,836,801	4,284,063	12,798,154	(17,082,217)	7,836,801

Selected Consolidated Comprehensive Income Data

	Year ended December 31, 2023					Year ended of December 31, 2024					Year ended December 31, 2025
		Consolidated					Consolidated					Consolidated
		VIEs,					VIEs,					VIEs,
	The	Trusts and			Group	The	Trusts and			Group	The	Trusts and			Group
	Company	Partnerships	Subsidiaries	Eliminations	Consolidated	Company	Partnerships	Subsidiaries	Eliminations	Consolidated	Company	Partnerships	Subsidiaries	Eliminations	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in thousands)					(in thousands)					(in thousands)
Total net revenue	—	1,500,275	3,314,609	—	4,814,884	—	1,809,619	4,062,163	—	5,871,782	—	1,931,619	5,707,806	—	7,639,425
Intercompany revenues	—	59,711	1,131,338	(1,191,049)	—	—	76,661	544,729	(621,390)	—	—	105,242	691,611	(796,853)	—
Origination and servicing, general and administrative and sales and marketing expenses	(5,899)	(816,332)	(2,246,668)	—	(3,068,899)	(7,503)	(896,578)	(2,592,463)	—	(3,496,544)	(6,465)	(936,606)	(3,479,409)	—	(4,422,480)
Intercompany costs	—	(465,773)	(725,276)	1,191,049	—	—	(544,070)	(77,320)	621,390	—	—	(689,763)	(107,090)	796,853	—
Equity in profit of subsidiaries and VIEs	1,190,498	—	—	(1,190,498)	—	1,547,502	—	—	(1,547,502)	—	1,473,468	—	—	1,473,468	—
Net income	1,186,794	32,028	1,158,470	(1,190,498)	1,186,794	1,539,906	156,556	1,390,946	(1,547,502)	1,539,906	1,464,553	102,550	1,370,918	(1,473,468)	1,464,553

The following table presents the roll-forward of investments in our consolidated VIEs, Trusts and Partnership and subsidiaries for fiscal years 2023, 2024, and 2025.

Investments in
Consolidated VIEs,
Trusts and Partnerships
and subsidiaries
RMB in thousands
Balance as of December 31, 2022	3,717,374
Equity in earnings of the Consolidated VIEs, Trusts and Partnerships	438,091
Equity in earnings of subsidiaries	752,407
Dividend distributed from subsidiaries	(50,252)
Balance as of December 31, 2023	4,857,620
Equity in earnings of the Consolidated VIEs, Trusts and Partnerships	623,965
Equity in earnings of subsidiaries	923,537
Dividend distributed from subsidiaries	(118,339)
Balance as of December 31, 2024	6,286,783
Equity in earnings of the Consolidated VIEs, Trusts and Partnerships	687,071
Equity in earnings of subsidiaries	786,397
Dividend distributed from subsidiaries	(256,333)
Balance as of December 31, 2025	7,503,918

		Consolidated
		VIEs,
	The	Trusts and
	Company	Partnerships	Subsidiaries
Amount due from (due to) Consolidated VIEs, Trusts and Partnerships and subsidiaries	RMB in thousands	RMB in thousands	RMB in thousands
Balance as of December 31, 2022	1,024,112	(954,371)	(69,741)
The Company transferred to the subsidiaries	(74,702)	—	74,702
The Consolidated VIEs, Trusts and Partnerships transferred to the subsidiaries	—	1,171,533	(1,171,533)
The subsidiaries transferred to Consolidated VIEs, Trusts and Partnerships	—	(1,460,639)	1,460,639
Intercompany transactions	(741)	(82,875)	83,616
Impact of foreign exchange rate	99,053	—	(99,053)
Balance as of December 31, 2023	1,047,722	(1,326,352)	278,630
The Company transferred to the subsidiaries	(188,679)	—	188,679
The Consolidated VIEs, Trusts and Partnerships transferred to the subsidiaries	—	1,199,360	(1,199,360)
The subsidiaries transferred to Consolidated VIEs, Trusts and Partnerships	—	(1,881,194)	1,881,194
Intercompany transactions	(491)	(119,207)	119,698
Impact of foreign exchange rate	51,676	—	(51,676)
Balance as of December 31, 2024	910,228	(2,127,393)	1,217,165
The Company transferred to the subsidiaries	(629,234)	—	629,234
The Consolidated VIEs, Trusts and Partnerships transferred to the subsidiaries	—	1,494,046	(1,494,046)
The subsidiaries transferred to Consolidated VIEs, Trusts and Partnerships	—	(1,249,100)	1,249,100
Intercompany transactions	403,353	73,509	(476,862)
Impact of foreign exchange rate	(359,688)	—	359,688
Balance as of December 31, 2025	324,659	(1,808,938)	1,484,279

Transfers of Cash through Our Organizations

X Financial is a holding company with no operations of its own. We conduct our operations in Chinese Mainland primarily through our subsidiaries and the consolidated VIEs. Our ability to pay dividends and service debt depends on funds flowing up from our Chinese Mainland subsidiaries and consolidated VIEs. Although other financing means are available to X Financial at the holding company level, investors should be aware of the restrictions and taxes that govern those transfers.

Dividend and Cash Transfer Restrictions

Our Chinese Mainland subsidiaries may pay dividends to X Financial only from retained earnings, as determined under Chinese Mainland accounting standards. Both our subsidiaries and consolidated VIEs must also make appropriations to statutory reserve funds, which are not distributable as cash dividends except in a solvent liquidation. If any subsidiary or VIE incurs debt, the governing instruments may further restrict their ability to pay dividends or service fees to X Financial. For further detail, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Chinese Mainland law restricts our subsidiaries and VIEs from paying dividends or otherwise transferring any of their net assets to entities outside China. Cash transfers are also subject to government controls on currency conversion. Foreign currency shortages could temporarily delay our subsidiaries’ and VIEs’ ability to remit sufficient foreign currency to pay dividends or service fees, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements,” and “—We are subject to restrictions on currency exchange.”

Withholding Tax on Dividends

Dividends paid by our Chinese Mainland subsidiaries are generally subject to a 10% withholding tax. Under the Arrangement between the Mainland of China and the Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Double Tax Avoidance Arrangement”), this rate may be reduced to 5% if certain requirements are satisfied, including without limitation:

●	The Hong Kong entity must be the beneficial owner of the relevant dividends.
●	The Hong Kong entity must directly hold at least 25% of the Chinese Mainland entity for the 12 consecutive months preceding receipt of the dividends.
●	The Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority.

The 5% rate does not apply automatically and the Hong Kong tax authority issues tax resident certificates on a case-by-case basis. We cannot assure you that YZT (HK) Limited will maintain the required certificate or qualify for the 5% preferential rate on dividends paid by Beijing WFOE. For U.S. federal and PRC income tax considerations relating to an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

The following table presents the cash flows among the Company, its subsidiaries, and the Consolidated VIEs, Trusts and Partnerships for fiscal years 2023, 2024, and 2025.

	FY 2023	FY 2024	FY 2025
	RMB in thousands	RMB in thousands	RMB in thousands
Cash transferred from the Company to the subsidiaries for financing purposes	—	—	—
Cash transferred from the subsidiaries to the Company for financing purposes	74,702	188,679	629,234
Cash transferred from the Consolidated VIEs, Trusts and Partnerships to the subsidiaries for financing purposes	1,171,533	1,199,360	1,494,046
Cash transferred from the subsidiaries to the Consolidated VIEs, Trusts and Partnerships for financing purposes	1,460,639	1,881,194	1,249,100
Cash paid from Consolidated VIEs, Trusts and Partnerships to subsidiaries for loan transferred under intermediary model	5,850,809	5,637,757	1,565,072
Cash paid by subsidiaries to invest in Consolidated VIEs, Trusts and Partnerships	217,176	774,713	198,585
Cash contribution from Consolidated VIEs, Trusts and Partnerships to subsidiaries	514,547	699,258	685,500
Service fees collected by subsidiaries from borrowers indirectly through Consolidated VIEs, Trusts and Partnerships	47,966	—	—

Dividends and Share Repurchases

For the years ended December 31, 2023, 2024, and 2025, dividends paid to U.S. investors were US$8.3 million, US$16.5 million, and US$22.1 million, respectively.

On August 28, 2023, our board declared a special cash dividend of US$0.17 per ADS with a record date of September 19, 2023. On March 26, 2024, our board adopted a semi-annual cash dividend policy under which dividend declarations and amounts are determined at the board’s discretion based on the Company’s operations, earnings, cash flow, financial condition, and other factors the board deems appropriate. The following dividends have been declared under that policy:

Semi- annual Dividend
Declaration Date	Amount per ADS
March 26, 2024	US$0.17
August 21, 2024	US$0.17
March 19, 2025	US$0.25
August 18, 2025	US$0.28

For further detail on our dividend policy, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

We have repurchased Class A ordinary shares as follows:

Year	Total Shares Repurchased	Of Which in ADS Form	Total Consideration
2022	Approximately 48.1 million	Approximately 1.6 million	Approximately US$21.1 million
2023	Approximately 5.0 million	Approximately 5.0 million	Approximately US$3.5 million
2024	Approximately 52.2 million	Approximately 50.5 million	Approximately US$59.5 million
2025	Approximately 25.6 million	Approximately 22.8 million	Approximately US$67.9 million

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

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Summary of Risk Factors

The following is a summary of the principal risks associated with an investment in our ADSs or ordinary shares. This summary is qualified in its entirety by the more detailed risk factor discussion set forth below.

Risks Relating to Our Business and Industry

●	Regulatory uncertainty in mainland China. We operate under evolving PRC laws governing loan facilitation, including Circular 141, Commercial Banks Online Lending Measures, and Notice 9 (April 2025). Authorities may impose fines, revoke licenses, or require us to cease operations if our practices are deemed non-compliant.
●	Interest rate and pricing pressure. A de facto 24% annual cap on total borrowing costs, enforced under Notice 9, may require us to reduce service fees, compressing margins and loan facilitation volumes.
●	Whitelist and funding access risk. Notice 9 mandates Whitelist management by commercial bank partners. Removal from any bank’s Whitelist could significantly restrict our funding channels.
●	Microcredit regulatory risk. Quanbei Microcredit’s license is subject to annual inspections and evolving regulations (including Interim Measures for Microcredit Companies, December 2024). Failure to maintain its qualification could adversely affect our funding.
●	Rising delinquency rates. Delinquency rates (31–60 days past due) increased from 1.17% to 2.90% in 2025. Sustained increases could erode institutional partner confidence and impair revenues.
●	Credit risk and fraud. Inaccurate borrower data, underdeveloped credit infrastructure, and cross-platform borrowing create material risk of loan mispricing and default. Our credit models may not remain effective as we scale.
●	Dependence on institutional funding partners and financial cooperators. Approximately 80.5% of outstanding loans are covered by external guarantee or insurance. Loss of these arrangements could impair loan quality, increase defaults, and harm our operations.
●	Competition. The online consumer finance market is highly competitive. Competitors with greater resources may force us to reduce service fees or lose market share.
●	Data privacy and cybersecurity. PRC Cybersecurity Law, Personal Information Protection Law, Data Security Law, and related regulations impose stringent requirements. Non-compliance could result in fines, service suspension, and reputational harm.
●	Credit information licensing. We do not hold a personal credit information organization license. Regulatory interpretation of our data-sharing practices could restrict cooperation with financial institutions.

●	Operational and technology risks. We rely on complex IT systems, third-party cloud infrastructure, and mobile platforms. System failures, cyberattacks, or platform policy changes could disrupt operations.
●	Key personnel dependence. Loss of senior management or key technology personnel, particularly our CEO, could materially disrupt our business.
●	Macroeconomic and geopolitical risks. Slowing growth in China, U.S.–China trade tensions, potential investment restrictions, and global economic uncertainty could increase borrower defaults and reduce investor appetite for our securities.

Risks Relating to Our Corporate Structure

●	VIE structure risk. We control our operating entities through contractual VIE arrangements rather than direct equity ownership. These arrangements may not be effective, may not withstand regulatory scrutiny, and could be deemed non-compliant with PRC law, resulting in loss of control over our operations.
●	PRC Foreign Investment Law. Future laws or State Council provisions could subject our VIE structure to foreign investment restrictions or require restructuring, with no assurance that approvals could be obtained.
●	Controlling shareholder concentration. CEO Justin Tang controls 94.05% of aggregate voting power. This concentration may limit minority shareholders’ ability to influence major corporate decisions.
●	Capital repatriation restrictions. PRC regulations restrict dividends and capital flows from our subsidiaries and VIEs to our offshore holding company, potentially limiting our ability to fund operations or pay dividends.

Risks Relating to Doing Business in Mainland China

●	Government oversight and policy risk. The PRC government exercises broad control over economic activity and has increased scrutiny of overseas-listed Chinese companies. Regulatory changes may require us to alter our business model or limit our capital markets activities.
●	Legal system uncertainty. PRC law is subject to inconsistent interpretation and enforcement. Some regulations are not publicly disclosed or may have retroactive effect.
●	Foreign exchange and currency risk. Our revenue is Renminbi-denominated. Restrictions on currency conversion and RMB/USD exchange rate fluctuations may adversely affect our financial results and dividends.
●	Tax risks. We may be deemed a PRC tax resident enterprise, subjecting global income to 25% enterprise income tax. Withholding taxes apply to dividends paid to foreign investors. Indirect transfers of PRC assets may trigger additional tax obligations.

Risks Relating to Our Ordinary Shares and ADSs

●	ADS trading volatility. Our ADS price may be volatile due to regulatory developments, industry trends, macroeconomic conditions, and negative sentiment toward China-based issuers.
●	HFCA Act delisting risk. If the PCAOB cannot inspect our auditor for two consecutive years, our ADSs could be prohibited from trading on U.S. national securities exchanges.
●	Limited shareholder rights. ADS holders have limited voting rights, may not participate in rights offerings, and face restricted enforceability of foreign judgments. Our Cayman Islands incorporation affords fewer shareholder protections than U.S. law.
●	PFIC classification. There is a risk we were or may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. investors.

Risks Relating to Our Investments

●	Investment portfolio risk. Our proprietary capital is invested in non-publicly traded limited partnership interests, including blockchain-focused funds. These investments are illiquid, subject to significant market volatility, and may result in losses.

Risks Relating to Our Business and Industry

We conduct our business in mainland China and the licensing requirements in mainland China continue to evolve, and our business operations may be adversely affected by regulatory changes or uncertainties.

We conduct our business in mainland China through our subsidiaries and VIEs, which operate under Chinese Mainland laws and regulations. As of the date of this annual report, and except as otherwise disclosed herein, our subsidiaries and VIEs have obtained all material licenses and permits required for our operations, including (i) business licenses; (ii) financing guarantee license; (iii) online microcredit business operating license; (iv) network microcredit license; and (v) value-added telecommunications service operating license (VATS License).

These licenses do not eliminate regulatory risk. Given the uncertainties in the interpretation and enforcement of applicable laws, if authorities determine we are operating without proper approvals, or if new laws impose additional requirements we cannot meet, regulators have the power to levy fines, confiscate our income, revoke our business licenses, or require us to discontinue affected operations.

The laws and regulations governing the loan facilitation industry in mainland China continue to develop, and our business operations have been, and may continue to be, optimized to ensure full compliance.

Since 2017, the PRC government and relevant regulatory authorities have issued a series of laws and regulations governing the loan facilitation business to address perceived risks in the financial system. These include, among others: (i) the Notice on Regulating and Rectifying “Cash Loan” Business issued on December 1, 2017 (“Circular 141”), which introduced regulatory guidance on cash loan businesses for online micro-lending companies and banking financial institutions; (ii) the Interim Measures for Administration of Internet Loans Issued by Commercial Banks (“Commercial Banks Online Lending Measures”), which require commercial banks to independently perform core risk management functions, including credit granting approval and contract conclusion; (iii) the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies promulgated on October 9, 2019, which prohibit institutions providing borrower recommendation and credit assessment from providing financing guarantee services, directly or in disguised form, without prior approval; and (iv) the Notice on Strengthening the Management of Internet Lending Facilitation Business of Commercial Banks and Enhancing the Quality and Efficiency of Financial Services issued by the NFRA on April 1, 2025 (“Notice 9”), which reinforces the requirement for commercial banks to maintain independent risk control and centralized management by the head office.

We have adjusted our business operations in response to these regulations and will continue to do so as the regulatory framework evolves. We cannot assure you that we will obtain all required approvals or adjust our business model in a timely manner, or at all, if additional requirements are imposed.

We may face material pressure regarding the pricing of loans we facilitate.

Notice 9 requires commercial banks to strictly control total borrowing costs. Although Notice 9 does not explicitly stipulate a cap of 24% per annum, in practice a 24% annual cap on total borrowing costs is generally implemented and enforced. Regulatory authorities have also continued to tighten controls on interest rate caps for microcredit companies and consumer finance companies, which may be required to adopt lower interest rate policies, potentially resulting in a de facto cap more stringent than 24%.

Because we rely on licensed consumer finance companies and microcredit companies as institutional funding partners, any regulatory pressure on their pricing directly affects our cooperation models. If these regulations are strictly enforced or broadly interpreted, we may need to reduce our service fees to ensure partner compliance, which could lead to lower profit margins and reduced facilitation volumes.

We also operate a direct microcredit business through our VIE, Quanbei Microcredit. For the fiscal year ended December 31, 2025, this business accounted for approximately 3.4% of our total loan facilitation volume, limiting its impact on the group’s overall financial results. Nevertheless, evolving mandates may require fundamental changes to its loan facilitation volumes, pricing strategies, and business model, which could significantly and adversely affect the profitability of our microcredit operations.

Implementation of “Whitelist” management systems by commercial banks may restrict our funding access.

Notice 9 requires the head office of each commercial bank to implement a list-based management (“Whitelist”) system for loan facilitation platform operators and credit enhancement service institutions. Banks in mainland China must disclose their Whitelists through official channels and are prohibited from cooperating with any institution outside their Whitelist. As a result, only platforms on a licensed financial institution’s Whitelist may engage in standardized cooperation with that institution. Whitelist inclusion is not static, which requires continuous compliance with applicable regulatory requirements. If we fail to maintain our inclusion on the Whitelists of our licensed financial institution partners, or if we are removed due to compliance failures, our funding channels may be significantly constrained.

Regulatory requirements for our institutional funding partners may alter our cooperation models.

Recent regulations increasingly require licensed financial institutions to retain ultimate responsibility for credit risk and prohibit outsourcing of core functions to third parties. Key requirements include:

●	Commercial Banks Online Lending Measures: Require commercial banks to independently manage loan payments and credit approval. Banks may not outsource core functions — including loan funding, settlement, and credit approval — to third parties, unless extending loans jointly with a government-approved lending institution.
●	Notice on Further Regulating Commercial Banks Online Lending (issued in February 2021): Requires commercial banks to independently conduct risk management for internet loans and prohibits outsourcing of pre-lending, lending, and post-lending management functions.
●	Notice 9 (issued on April 1, 2025): Requires commercial banks to independently conduct loan risk assessment and approval, prohibit cooperative institutions from interfering with independent review, incorporate credit enhancement service balances into unified credit management, strictly control total borrowing costs, and standardize disclosure practices.

As our institutional funding partners build internal systems to meet these independent risk control mandates, the nature of our cooperation may evolve. If their implementation results in slower loan processing, reduced risk appetite, or requirements that fundamentally alter our service delivery, our business model, financial condition, and results of operations could be materially and adversely affected.

We are subject to stringent regulations regarding the marketing and disclosure of loan products.

The People’s Bank of China (PBOC) Announcement [2021] No. 3 requires all lending institutions to prominently display the annualized interest rate of every loan product across all marketing channels and contracts. This rate must be calculated using either the Internal Rate of Return (IRR) method or the simple interest method; if the simple interest method is used, that fact must be clearly disclosed. In contrast, the IRR is calculated based on factors such as the borrower’s principal amount, the repayment amount for each period, and the number of loan installments, taking compound interest into account. On March 15, 2026, the NFRA and PBOC jointly issued the Provisions on the Explicit Disclosure of Total Borrowing Costs for Personal Loan Business (the “Provisions”), effective from August 1, 2026, applying to new personal loan business on an “old and new business separation” basis. The Provisions require lenders to clearly disclose all borrower-borne costs in a standardized format before loan execution, with prominent display and explicit borrower confirmation. Total borrowing costs under the Provisions include all charges related to personal loans, including but not limited to interest, installment fees, credit enhancement service fees for on-time performance, and contingent costs such as late payment penalties and default charges.

On April 21, 2026, the PBOC and seven other departments jointly issued the Administrative Measures for Online Marketing of Financial Products, regulating financial institutions and entrusted internet platform operators in conducting online marketing of financial products, which will take effect on September 30, 2026. Such measures stipulate that third-party internet platforms shall not, in violation of laws, regulations, or national financial regulatory requirements, directly or indirectly intervene in sales contract signing, fund transfers, suitability assessments for financial consumers and investors, loan limit evaluations, or other aspects of the financial product sales process, nor engage in interactive consulting with consumers or investors regarding specific financial products. The measures have not yet been formally implemented; once in force, we may no longer be able to display financial products in our mobile applications in the current format for online marketing purposes, which may have a material adverse effect on our business, operating results, and future prospects. We will monitor regulatory developments and adjust our business operations from time to time to ensure compliance.

Our promotional activities are also governed by the Measures for the Administration of Internet Advertising (effective from May 1, 2023). Regional branches of the State Administration for Market Regulation (SAMR) have intensified scrutiny of misleading marketing practices and specifically prohibit claims implying “no concern for overdue payments,” “risk-free” borrowing, or “instant funding.”

We have implemented compliance measures regarding the marketing and disclosure of loan products; however, interpretation of these rules varies by province and we cannot predict whether future laws will impose more granular disclosure requirements. If current regulations are applied more strictly, or if new restrictions are introduced, we may need to significantly modify our advertising strategies. Such changes could increase customer acquisition costs and reduce conversion rates, adversely affecting our business and results of operations.

Regulatory authorities have extended oversight across the entire consumer credit business chain, increasing compliance costs and constraining our operating boundaries.

In December 2025, the PBOC issued the Measures for the Classification and Rating Management of Non-Bank Payment Institutions, consolidating the primary responsibilities of payment institutions. Under these measures, payment institutions that provide services for illegal online lending businesses face adverse rating consequences. Together with existing regulations, these measures tighten controls on capital flows across the loan facilitation industry and drive up overall compliance costs.

The laws and regulations governing the loan facilitation industry in China continue to develop and are subject to further change and interpretation. Because detailed implementing rules remain incomplete and regulatory requirements continue to tighten, we cannot assure you that our existing practices, or those of our institutional funding partners, will not be deemed to violate existing or future laws or regulations.

New laws or stricter interpretations — particularly regarding pricing caps — may require us to significantly adjust our business scale, business model, and pricing strategy, resulting in higher compliance costs and operating expenses. Any deemed violation or required operational modification could materially and adversely affect our operating income, profitability, asset quality, and overall business, financial condition, and results of operations.

We have obtained approval of our online microcredit business operating qualification and have commenced online microcredit operations. Any failure to maintain requisite approvals, licenses, or permits may materially and adversely affect our business, financial condition, and results of operations.

Quanbei Microcredit and Tianjin Yuexin — Regulatory Uncertainty

Shenzhen Xiaoying Technology Co., Ltd. (“Shenzhen Xiaoying (VIE)”), one of our VIEs, obtained approval from the Local Financial Regulatory Bureau of Shenzhen Municipality on May 12, 2021 for the microcredit business qualification of Shenzhen Quanbei Microcredit Co., Ltd. (“Quanbei Microcredit (VIE)”), its wholly-owned subsidiary. The Guidelines on Further Strengthening and Regulating Pilot Access and Auditing of Microcredit Companies (Trial) issued by the Shenzhen Financial Services Office in April 2013 (the “Trial Guidelines”) temporarily restrict certain categories of companies — including financing guarantee companies — from establishing online microcredit businesses as funders or related parties.

One of our Chinese Mainland subsidiaries, Tianjin Yuexin, holds a financing guarantee license and commenced financing guarantee operations in 2023. It is uncertain whether the Trial Guidelines restrict financing guarantee companies outside Shenzhen from establishing online microcredit businesses, and the Shenzhen financial regulatory authority’s current position on these restrictions is unclear. As a result, it is unclear how Tianjin Yuexin’s financing guarantee business may affect Quanbei Microcredit (VIE)’s online microcredit operations. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from the Shenzhen financial regulatory authority regarding these matters.

Annual Inspection and License Renewal Risk

Our microcredit business qualification is subject to annual onsite inspections. We commenced microcredit operations in July 2021. The regulatory regime for network microcredit companies continues to evolve and remains subject to uncertainty. We cannot assure you that we will not be subject to rectification requirements or administrative penalties for any non-compliance, or that we will be able to satisfy any rectification requirements and maintain or renew our license. For further detail, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Microcredit Business.

Evolving Regulatory Framework

Evolving regulatory developments may cause additional uncertainty for our microcredit operations:

●	Draft Local Financial Supervision and Administration Regulation (published December 31, 2021): Defines “Local Financial Organizations” to include microcredit companies and financing guarantee companies. Requires provincial government approval for establishment, merger, division, capital reduction, business scope changes, changes to shareholders holding more than 5% of equity, and changes to actual controllers. Requires filings for branch establishment, name or address changes, capital increases, and changes to directors and senior management. Non-compliance may result in fines or criminal liability. This regulation remains in draft form and its final content, adoption timeline, and effective date are uncertain.
●	Interim Measures for the Supervision and Administration of Microcredit Companies (published December 31, 2024): Imposes requirements on microcredit companies engaging in cooperative lending with third parties, including restrictions on business outsourcing, cross-regional operations, and joint lending contribution ratios. Microcredit companies must achieve full compliance within a transition period set by local financial regulatory authorities, not to exceed two years. How this regulation will be interpreted and implemented remains uncertain.

If we are deemed to have engaged in the online microcredit business and the Draft Interim Administrative Measures and the Draft Local Financial Supervision and Administration Regulation are implemented, we may be subject to various regulatory restrictions that adversely affect our business operations. We cannot assure you that Quanbei Microcredit (VIE) will be able to maintain or renew its microcredit business qualification if these draft measures are implemented.

We believe Quanbei Microcredit (VIE) serves only as a supplementary funding source and we do not intend to rely on it as a major funding channel. However, if we need funding through Quanbei Microcredit (VIE) and cannot maintain or renew its business qualification, or obtain other required approvals, our business, financial condition, and results of operations could be materially and adversely affected. We will continue to adjust our business to comply with evolving requirements, but we cannot predict with certainty the impact, if any, that future legislation or regulations relating to the online microcredit business industry will have on our business, financial condition, and results of operations.

Current Compliance Status

As of the date of this annual report, we have not been subject to any material fines or penalties under any Chinese Mainland laws or regulations, including those governing the online consumer finance industry. If any prior or existing practice is deemed to violate applicable rules, we may face injunctions, orders to cease illegal activities, correction orders, condemnation, fines, or criminal liability. Any such outcome could materially and adversely affect our business, financial condition, and prospects.

If our borrowers default on their loans under our online microcredit business, our financial operation may still be subject to material adverse effect.

Borrower defaults under our online microcredit business could materially and adversely affect our financial results. Because loans issued by Quanbei Microcredit (VIE) are funded by our own capital, we bear the full credit risk on those loans. As of December 31, 2025, Quanbei Microcredit (VIE) accounted for 3.78% of our total outstanding loan balance, of which 94.4% was unsecured by external insurance or guarantees.

We have a limited operating history in a new and evolving market, which makes it difficult to evaluate our future prospects.

We began facilitating investment products in August 2014 and commenced our loan facilitation business in July 2015. The market continues to evolve rapidly, and our historical financial results are not indicative of future trends. As we expand our borrower base, delinquency rates of transactions facilitated by us may increase. The delinquency rate for loans 31-60 days past due increased from 1.17% as of December 31, 2024 to 2.90% as of December 31, 2025.

Our ability to attract low-cost institutional funding remains critical to our business. As our business develops and in response to competition and regulation, we may introduce new loan products, adjust existing products, modify our proprietary credit assessment model, or adjust our operations generally. Our product mix has evolved significantly since launch: Xiaoying Card Loan represented 0.9% of total loan facilitation volume in 2016 and 100% in each of 2023, 2024, and 2025. In May 2021, we obtained a network microcredit license from the Local Financial Regulatory Bureau of Shenzhen Municipality and commenced online microcredit operations in July 2021, providing loans funded from our own capital. Any significant change to our business model that does not achieve expected results may materially and adversely affect our financial condition and results of operations.

Investors should consider our business and prospects in the context of the risks and challenges we face in this rapidly evolving market, including our ability to:

●	offer personalized and competitive products and services;
●	increase utilization among existing and new borrowers and institutional funding partners;
●	offer attractive service fee rates while driving growth in size and profitability;
●	maintain low delinquency rates on facilitated loans;
●	develop sufficient, diversified, cost-efficient, and reputable funding sources;
●	maintain and enhance relationships with institutional funding partners;
●	broaden our prospective borrower base;
●	navigate a complex and evolving regulatory environment;
●	improve operational efficiency;
●	attract, retain, and motivate talented employees to support business growth;
●	enhance our technology infrastructure and maintain system security and information confidentiality;

●	navigate economic conditions and fluctuations; and
●	defend against legal and regulatory actions, including those involving intellectual property or privacy claims.

Failure of other online lending platforms or damage to the reputation of the online consumer finance industry may materially and adversely affect our business and results of operations.

We operate in an evolving online consumer finance industry subject to periodic negative publicity. Negative publicity about the industry in general may harm our reputation regardless of whether we have engaged in any inappropriate activities. The Chinese Mainland government has instituted specific rules to develop a more transparent regulatory environment for online consumer finance, but non-compliant players can damage the reputation of the sector as a whole.

Negative developments in the consumer finance industry — such as widespread borrower defaults, fraudulent behavior, the closure of other online consumer finance platforms, or incidents arising from the accumulation of large amounts of debt and inability to repay by any particular borrower — may trigger tightened regulatory scrutiny and limit the scope of permissible business activities across the industry.

We may also need to bring lawsuits against delinquent borrowers in our ordinary course of business. If courts do not support our claims, such proceedings could negatively affect our reputation and brand image. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

The service fees we charge borrowers or institutional funding partners may decline due to factors beyond our control, which could materially harm our business, financial condition, and results of operations.

Our revenue primarily derives from service fees on loans we facilitate. We collect these fees in two ways: indirectly from guarantee companies, Tianjin Yuexin (our financing guarantee subsidiary), or external financial institutions; and directly from some institutional funding partners. Tianjin Yuexin commenced financing guarantee operations in 2023. For further detail, see “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with Financial Institutional Cooperators.”

Service fee levels depend on multiple factors outside our control, including:

●	borrower creditworthiness and repayment capacity;
●	competitive dynamics in our industry;
●	access to loan funding sources;
●	applicable regulatory requirements;
●	changes in product and service mix; and
●	macroeconomic conditions, including inflation, recession, credit market performance, global economic disruptions, unemployment, and fiscal and monetary policies

Competitors may offer more attractive fees, requiring us to reduce ours to remain competitive. Traditional financial institutions offering consumer financing solutions may also enter our market segment in the future, potentially exerting further downward pressure on our service fees. Although we do not believe such consumer financing solutions currently compete with our products or target the same underserved consumers in Chinese Mainland, such traditional financial institutions may decide to do so in the future, which may have a material adverse effect as to the service fees that we will be able to charge borrowers or institutional funding partners. Any material decrease in our service fees would have a substantial impact on our revenues and profitability. In the event that the amount of service fees we collect from borrowers or institutional funding partners for loans we facilitate decrease significantly in the future, our business, financial condition and results of operations will be harmed.

Regulatory Pressure on Service Fee Levels

Notice 9 requires commercial banks to strictly control total borrowing costs. Although Notice 9 does not explicitly stipulate a 24% per annum cap, in practice a 24% annual cap on total borrowing costs is generally implemented and enforced. Regulatory authorities have also continued to tighten controls on borrowing cost caps for microcredit companies and consumer finance companies, which may be required to adopt lower interest rate policies, potentially resulting in a de facto cap more stringent than 24%. Because institutional funding partners partly fund the loans we facilitate, these regulatory constraints directly affect the service fees we can charge.

Interest Rate Restrictions and Judicial Interpretations

Our service fees, to the extent deemed as loan interest, may be subject to applicable private lending interest rate restrictions. Under the Private Lending Judicial Interpretations issued by the Supreme People’s Court on August 6, 2015 (amended August 19, 2020 and December 29, 2020), if our service fees are treated as loan interest and we are deemed a lender, any fees causing total annual interest to exceed 36% are invalid. Borrowers may request refunds of any amounts paid above the 36% limit, and Chinese Mainland courts will uphold such requests.

The August 2020 amendment further provides that courts will uphold contractually stipulated interest rates only up to four times the one-year loan prime rate (LPR) published monthly by the National Interbank Funding Center, as authorized by the People’s Bank of China, as of August 20, 2019. The December 2020 Official Reply of the Supreme People’s Court clarified that the Private Lending Judicial Interpretations do not apply to licensed financial institutions — including microcredit companies — engaging in loan business with regulatory approval.

Notice 9 could be interpreted as imposing a 24% cap on the comprehensive pricing of loans we facilitate in partnership with commercial banks, if these regulations are strictly enforced or broadly applied, any portion of our service fees that causes the total borrowing cost to exceed 24% may not be judicially protected.

On March 31, 2021, the PBOC issued Announcement No. 3, requiring that the annual loan interest rate be calculated as the ratio, on an annualized basis, of all loan-related borrower costs to the actual loan principal. The announcement does not define the specific cost components or clarify the calculation methodology. Calculated using the IRR methodology, none of the loans we provided or facilitated in 2025 had an annualized fee rate exceeding 36%. However, given the regulatory trend toward a 24% cap, strict adherence to 36% may not be sufficient in the future.

Because specific and clear regulatory guidance on the loan interest ceiling and calculation methodology remains absent, if our current fee levels are deemed excessive or constitute usurious loans under existing or future Chinese Mainland laws, courts may rule parts or all of our collected fees invalid. We could face regulatory warnings, correction orders, or requirements to reduce our fees and annualized interest rates. Any future reduction in annualized fee rate ceilings could further affect our profitability. If any of these situations occur, our business, financial condition, results of operations, and prospects would be materially and adversely affected.

We face competition in the online consumer finance industry and if we do not compete effectively, our results of operations could be harmed.

The online consumer finance market in mainland China is highly competitive. We compete with other online consumer lending platforms focused on prime borrowers, as well as with financial products and companies that attract borrowers, investors, or institutional funding partners. Our competitors may operate different business models, have different cost structures, or participate selectively in different market segments, and may ultimately prove more adaptable to consumer demand and new regulatory, technological, and other developments.

Many current and potential competitors have significant advantages over us, including greater financial, technological, and marketing resources, longer operating histories, more extensive user bases, stronger brand recognition, broader relationships with business partners, more favorable funding rates, and superior data analytics and risk management capabilities. Competitors may also acquire or form strategic alliances with other market participants, further strengthening their competitive position.

While the Whitelist management mechanism established under Notice 9 may initially reduce active market participants by prohibiting cooperation with non-whitelisted institutions, we anticipate that as the regulatory landscape matures, more players will enter the market and increase competitive pressure.

To maintain or grow our loan facilitation volumes, we may need to lower our service fees, which could materially and adversely affect our business and results of operations. If we cannot compete effectively or meet the demand for innovation in our industry, demand for our products and services could stagnate or substantially decline, further harming our business and results of operations.

The Administrative Measures for Credit Information Services may impose adverse effects on our business, financial condition and results of operations.

In July 2021, according to media reports, the Credit Information Administration of the PBOC informally required certain internet platforms engaged in financing to stop disclosing user-submitted or externally acquired personal information to financial institutions during business cooperation. On September 27, 2021, the PBOC formally promulgated the Administrative Measures for Credit Information Services (the “Credit Information Services Measures”), effective January 1, 2022. These measures require entities providing personal credit information services to obtain a personal credit information organization license, and prohibit licensed financial institutions from cooperating with unlicensed entities to obtain such services.

In our current cooperation with financial institutions, we provide users’ personal information — including basic information such as name and age, and loan-related information such as loan purpose and annual income — which may constitute credit information under these measures. As of the date of this annual report, we have not obtained a personal credit information organization license, and our direct provision of such information to financial institutions may not be permitted. However, our consolidated VIE Quanbei Microcredit (VIE) and our subsidiary Tianjin Yuexin are officially connected to the PBOC Credit Reference Center and report individual credit loan business information. We have also entered into collaboration and service agreements with PuDao Credit Information Co., Ltd., a licensed personal credit information institution, and implemented built-in data interfacing technology connecting our internal systems to PuDao’s independent data domain.

Because the Credit Information Services Measures contain no specific implementation rules and regulatory acceptance criteria remain uncertain, we cannot assure you that our current practices fully comply with all applicable requirements. As of the date of this annual report, we have not been subject to any penalties from the PBOC or any of its branches related to our cooperation with institutional funding partners. We will continue to monitor regulatory developments and adjust our practices accordingly.

If we cannot maintain or grow our loan facilitation volumes or retain and attract borrowers, our business and results of operations will be adversely affected.

Our loan facilitation volumes were RMB 105,557 million in 2023, RMB 104,889 million in 2024, and RMB 130,552 million in 2025. Maintaining and growing these volumes depends on factors including our brand recognition, product and service quality, credit analysis and risk management effectiveness, funding availability and cost, service fee levels, borrower experience, and the regulatory and macroeconomic environment.

Although we do not believe any loan product we currently facilitate is explicitly prohibited under Circular 141 and the Notice on Conducting Rectification and Acceptance Work for the Special Campaign to Address Risks in P2P Online Lending, or Circular 57, we have taken rectification measures to better comply with applicable requirements, including adjusting annualized fee rates not to exceed 36% and ceasing the deduction of service fees from loan principal in advance.

Our borrower acquisition depends significantly on channel partners. As of December 31, 2025, we collaborated with 48 partners to source borrowers across our loan products. In 2024 and 2025, approximately 79.8% and 81.4% of active Xiaoying Card Loan borrowers were engaged through channel partners. If these channels become less effective, if we lose access to existing partners, or if we cannot expand our partner base, our ability to acquire and retain borrowers efficiently could be impaired. We may also impose more stringent borrower qualifications to maintain loan quality, which could further reduce facilitation volumes and materially and adversely affect our business and results of operations.

We face risks related to natural disasters, public health emergencies, epidemic, pandemics and other outbreaks, which could significantly disrupt our operations.

Natural disasters, extreme weather, power failures, telecommunications disruptions, war, terrorist attacks, or similar events could cause data loss, system failures, or service interruptions that adversely affect our operations. Epidemics and pandemics pose similar risks. COVID-19, for example, required us to implement remote working, cancel offline events, incur additional costs, and slow marketing efforts, causing short-term disruptions to our results of operations. China lifted most COVID-19 restrictions in December 2022, though case increases disrupted normal business activities in early 2023. Should a similar crisis occur, it could harm economies and financial markets worldwide and materially and adversely affect our business, financial condition, and results of operations.

If services provided by our financial institutional cooperators become limited, restricted, or more expensive, our business may be materially and adversely affected.

As of December 31, 2025, external financial institutional cooperators — including financing guarantee companies and insurance companies — covered 80.5% of our outstanding loans, providing protection to institutional funding partners against losses. Although we have entered into a series of agreements relating to our ongoing business cooperation and service arrangement with our financial institutional cooperators, we cannot assure you that these arrangements will be renewed on expiration or continue on the same or more favorable terms in the future.

Our financial institutional cooperators also provide insurance and guarantee decisions based on credit analysis models that leverage resources and databases — including the PBOC Credit Reference Center — available only to licensed financial institutions. We are working with licensed partners to co-develop risk management capabilities, but we cannot assure you that access to these insurance and guarantee decisions will continue. Loss of such access could affect our relationship with our users and institutional funding partners, impair our ability to assess borrower creditworthiness, increase delinquency rates, and materially and adversely affect our business, results of operations, and financial condition.

Our cooperation model with institutional funding partners may be deemed to constitute financing guarantee business by Chinese Mainland regulatory authorities.

Under the Regulations on the Supervision and Administration of Financing Guarantee Companies (the “Financing Guarantee Rules”), effective October 1, 2017, “financing guarantee” refers to activities in which guarantors provide guarantees to counterparties for loans, bonds, or other debt financing. No entity may operate financing guarantee business without government approval. Violations may result in business suspension, fines of RMB 500,000 to RMB 1,000,000, confiscation of illegal gains, and criminal liability where applicable.

We cooperate with banks, trust companies, and other institutional funding partners that fund loans for our borrowers. This cooperation model may be deemed by regulators to constitute financing guarantee business, which could subject us to the penalties described above. For further detail on our institutional funding arrangements, see “Item 4. Information on the Company—4.B. Business Overview—Our Investors and Institutional Funding Partners.” For the impact of Circular 141 and Circular 57 on our cooperation with institutional funding partners, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Our platform requires adequate funding and access to adequate lending capital on terms acceptable to us cannot be assured.”

Failure in our proprietary credit analysis and risk management system may materially and adversely affect our products and services.

Our credit analysis and risk management system uses machine learning and modeling techniques to analyze transaction, repayment, and applicant data from internal and third-party sources, supplemented by insurance and guarantee decision opinions from our financial institutional cooperators. Despite our accumulated data and experience, this system may not remain effective as we grow our loan volumes, expand our borrower base, and broaden our funding channels. Inaccurate assumptions, model update inefficiencies, or outdated credit data could negatively affect our credit analysis and result in inaccurate decisions.

If our system fails to accurately assess borrower credit profiles, we may be unable to offer competitive service fee rates, maintain low delinquency rates of our loan products, or attract institutional funding partners. Our risk management model may also fail to provide more predictive assessments of borrower behavior than competitors or adequately protect against systemic risk. Any such failure could materially and adversely affect our business, liquidity, and results of operations.

If we cannot maintain low delinquency rates, our business and results of operations may be materially and adversely affected. Historical delinquency rates may not be indicative of future results.

The delinquency rate for outstanding loans 31-60 days past due increased from 1.17% as of December 31, 2024 to 2.90% as of December 31, 2025. Our ability to attract and retain borrowers and institutional funding partners depends significantly on maintaining low delinquency rates of our loan products through effective borrower credit assessment.

Our proprietary credit scoring model aggregates personal information submitted by prospective borrowers alongside data from internal and external sources to generate credit assessments. If this model contains errors, or if borrower or third-party data is incorrect or outdated, our loan pricing and approval process could be negatively affected, resulting in misclassified loans or incorrect approvals or denials.

Widespread defaults could cause institutional funding partners to lose confidence in our platform and financial institutional cooperators to cease collaboration or increase fees, materially and adversely affecting our business and results of operations. To reduce dependency on any single partner, we have expanded our cooperation relationships with multiple institutional funding partners and financial institutional cooperators.

Our subsidiary Tianjin Yuexin, which holds a financing guarantee license, commenced guarantee operations in June 2023 and currently operates under multiple guarantee structures tailored to different partner and risk profiles. Rising delinquency rates of our loan products may also require us to increase guarantee fees charged to new borrowers; if we cannot raise the interest rates to capture such increases, our results of operations would be adversely affected. For further detail, see “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with Financial Institutional Cooperators—Credit Insurance and Guarantee Services.”

Rising delinquency rates across our loan products may materially and adversely impact our relationships with institutional funding partners and borrowers.

In 2025, we experienced a significant increase in delinquency rates across our loan products, reflecting heightened credit risk and repayment challenges among borrowers:

●	The delinquency rate for outstanding loans 31-60 days past due increased from 1.17% as of December 31, 2024, to 2.90% as of December 31, 2025.
●	The delinquency rate for outstanding loans 31-90 days past due increased from 2.09% as of December 31, 2024, to 5.21% as of December 31, 2025.
●	The delinquency rate for outstanding loans 91-180 days past due increased from 2.48% as of December 31, 2024, to 6.31% as of December 31, 2025.

These elevated delinquency rates reflect two overlapping pressures: an intensifying shift in the macroeconomic landscape together with an evolving regulatory environment, and a more conservative industry-wide risk posture. Both forces produced more challenging borrower repayment conditions, which directly contribute to increasing credit losses and present challenges in maintaining confidence among institutional funding partners and borrowers in our platform.

Institutional funding partners often evaluate delinquency rates as an indicator of credit risk and platform reliability. A sustained or worsening trend in delinquency rates may harm our ability to retain existing funding partners or attract new ones. Partners could reduce the volume of loans they fund, demand higher fees or greater risk-sharing, or terminate partnerships entirely, adversely affecting our operations and financial performance.

Additionally, higher delinquency rates may force us to adjust loan pricing or increase guarantee fees charged to borrowers. If these adjustments make our loan products less competitive or appealing to borrowers, they could negatively affect loan volume and borrower retention, further impacting our revenue. If delinquency rates remain elevated or continue to increase, our operations, financial condition, and reputation may be materially and adversely affected.

Inaccurate or fraudulent data could compromise our credit analysis and materially and adversely affect our business, results of operations, and reputation.

We analyze data provided directly by applicants, with their authorization, and from third parties. This data may not accurately reflect an applicant’s creditworthiness because it may be outdated, incomplete, or inaccurate due to inadvertent error or fraud. Consumer credit history information in mainland China is also relatively limited, and the PBOC’s national personal and corporate credit database remains relatively underdeveloped.

Applicant-provided data may become outdated if, after submission, the applicant becomes delinquent on an existing obligation, defaults on a pre-existing debt, takes on additional debt, or experiences other adverse financial events.

We conduct data screening and maintain anti-fraud systems, but these may be insufficient to detect all inaccurate or fraudulent information. We also consult institutional cooperators and third-party credit agencies to better assess borrower creditworthiness. However, the underdevelopment of industry-wide information sharing means we cannot determine whether applicants have outstanding loans on other online lending platforms or their total borrowing across platforms. This creates the risk that borrowers may use our loans to repay obligations elsewhere, or vice versa, impairing their ability to repay and adversely affecting our results of operations. The release of Circular 141 and Circular 57 in December 2017 illustrated this risk — tighter regulations caused a liquidity shortage for certain borrowers who had relied on other platforms to repay Xiaoying Card Loans, resulting in short-term credit performance volatility across our industry.

A significant increase in fraudulent activities could damage our reputation, discourage institutional funding partners, reduce loan facilitation volumes, increase our costs, and potentially trigger regulatory intervention. Although we have not experienced material business or reputational harm from fraudulent activities or inaccurate information in the past, we cannot assure you that such events will not materially and adversely affect our business, financial condition, and results of operations in the future.

We may be required to obtain or reapply for additional value-added telecommunication business licenses, and any failure to do so could materially and adversely affect our business.

Chinese Mainland regulations prohibit providing commercial telecommunications services without the required value-added telecommunication business license. Failure to obtain or maintain required licenses could result in corrective orders, warnings, fines, confiscation of illegal gains, and in significant cases, cessation of website and mobile application operations.

Given the evolving regulatory environment, authorities may require our consolidated VIEs or their subsidiaries to obtain additional licenses, including Internet Content Provider Licenses (the “ICP licenses”), online data processing and transaction processing licenses (the “ODPTP licenses”), or other value-added telecommunication business licenses, or introduce an entirely new licensing regime for our industry. Under the Telecommunications Regulations of the PRC, or the Telecommunications Regulations, promulgated by the State Council on September 25, 2000 and amended on July 29, 2014 and February 6, 2016 and related MIIT implementation rules, as applied to online consumer finance activities, remain subject to uncertainty, and we cannot predict with certainty what additional licenses we may ultimately be required to obtain. We cannot assure you that we would be able to obtain any additionally required licenses in a timely manner, or at all.

As a certain shareholder of the VIEs (“VIE Shareholder”) has changed nationality, our consolidated VIEs may be deemed foreign-invested telecommunications enterprises, requiring us to reapply for ICP licenses as foreign-invested entities. We cannot assure you that we will complete this reapplication procedure in a timely manner, or at all.

Under the Guidance on Regulating Asset Management Business of Financial Institutions jointly promulgated by the PBOC, CIRC, CSRC, and the State Administration of Foreign Exchange of China (the “SAFE”) on April 27, 2018, only licensed financial institutions may operate asset management business. We do not believe our ancillary services constitute “asset management business” as defined in the Guidance. However, we cannot assure you that the money market products offered by financial institutions to which we provide ancillary services will not be discontinued under the Guidance.

Failure to obtain or maintain any required licenses or regulatory approvals could subject us to sanctions, fines, legal or administrative penalties, and materially and adversely affect our business, financial condition, results of operations, and reputation.

If our products and services do not achieve sufficient market acceptance, our financial condition, results of operations, and competitive position will be materially and adversely affected.

We intend to broaden our product and service offerings but may not succeed in doing so. New products and services must achieve sufficient market acceptance to be economically feasible and to recoup our development and launch costs. Our existing or new products and services could fail to gain adequate acceptance for any of the following reasons:

●	failure to accurately predict market demand or supply personalized products and services at appropriate prices and volumes in a timely manner;
●	existing products and services ceasing to appeal to current borrowers and institutional funding partners, or failing to attract prospective ones;
●	failure to properly assess the risks associated with the new products and services and price them;
●	negative publicity about our products, services, or mobile application performance;
●	regulatory authorities determining that new product launches or changes to existing products do not comply with applicable Chinese Mainland laws, regulations, or rules; and
●	introduction or anticipated introduction of competing offerings by competitors.

If our products and services do not achieve adequate market acceptance, our financial condition, competitive position, and results of operations could be materially and adversely affected.

Rising market interest rates could reduce loan facilitation volumes and materially and adversely affect our business and results of operations.

The total borrowing costs of loans we facilitate are fixed, comprising service fees charged by us or our financial institutional cooperators and interest rates charged by institutional funding partners. If prevailing market interest rates rise, the service fee rates and interest rates on loans we facilitate may rise accordingly, making our products less attractive to borrowers. If borrowers choose not to use our platform as a result, our ability to retain existing borrowers, attract new ones, and maintain our competitive position could be materially impaired, adversely affecting our business, profitability, results of operations, and financial condition.

Harm to our brand or reputation could materially and adversely affect our business and results of operations.

Our brand and reputation are critical to attracting borrowers, serving consumers, and maintaining relationships with institutional funding partners. Maintaining our reputation depends on our ability to sustain system effectiveness and reliability, provide satisfactory consumer services, maintain low borrower delinquency rates, improve our credit analysis and risk management, resolve user complaints effectively, and protect user personal information and privacy. Any negative allegation — whether or not with merit — made by media or other parties about our management, business, legal compliance, financial condition, or historical operations could severely damage our reputation and harm our business and results of operations.

Certain reputational risks are beyond our control. Negative publicity about our collaboration partners — including failures to protect user information, comply with applicable laws, or meet required quality and service standards — could harm our reputation or create negative perceptions of our products and services. Although we selectively collaborate with reliable third parties, we cannot assure you that they will not engage in unsatisfactory, inappropriate, or illegal conduct that damages our brand and business.

We have obligations to verify borrower information and detect fraud. Failure to meet these obligations could expose us to liability and materially and adversely affect our business.

As an intermediary connecting institutional funding partners with individual borrowers, we are subject to the PRC Civil Code, which prohibits intermediaries from intentionally concealing material information or providing false information. An intermediary found to have done so may forfeit its service fees and be liable for client damages. If we fail to provide true and accurate information to institutional funding partners in full and on time, or are found to have failed to exercise proper care or conduct adequate information verification, we could be subject to liability under the PRC Civil Code.

We do not conceal material information or intentionally provide false information to institutional funding partners. We maintain a large database of past fraud accounts and use rule-based detection technology to identify fraudulent behavior, updating our database monthly based on new data and fraud patterns identified during daily operations. Although we believe we should not bear credit risk for institutional funding partners as long as we take reasonable fraud detection measures, we cannot assure you that we will not be subject to liability if we fail to detect fraudulent behavior. If that were to occur, our results of operations and financial condition could be materially and adversely affected.

We face regulatory risk arising from our indirect fee charging model, which borrowers may not be aware of.

External financing guarantee companies we cooperate with charge borrowers a guarantee fee, a portion of which is subsequently paid to us as a service fee for our intermediary services. Under PBOC Announcement No. 3, all institutions engaged in loan business must prominently display annualized loan interest rates — calculated as the ratio of all loan-related costs, including interest and directly related fees, to the actual loan principal — across all marketing channels. However, our borrowers may not be aware that we charge service fees or the manner in which those fees are collected. Regulators may consider our fee collection practices to violate applicable disclosure requirements, subjecting us to administrative penalties. If penalties are imposed or we are required to adjust our fee charging model, our business, financial condition, and results of operations could be adversely affected.

We finance certain loans with our own funds, which may subject us to regulatory risks.

In our current operating model, certain loans are initially advanced by unaffiliated third parties and subsequently transferred to our wholly-owned subsidiary, which as intermediary transfers them to partnerships in which we serve as general partner. While we do not believe these acquired loans are prohibited under the Interim Measures, we cannot assure you that regulators will not deem this practice as illegal provision of loans to the general public or unlicensed lending without PBOC approval. If found to violate the Interim Measures or other applicable laws, we could face fines, penalties, or other liabilities materially and adversely affecting our business, financial condition, and prospects.

We obtained approval from the Local Financial Regulatory Bureau of Shenzhen Municipality on May 12, 2021 for Quanbei Microcredit (VIE) to operate microcredit business, and commenced microcredit operations in July 2021. As of December 31, 2025, 3.8% of our outstanding loans are funded by our own capital. The regulatory regime for network microcredit companies continues to evolve and remains subject to uncertainty. For further detail, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Microcredit Business.”

On December 31, 2024, the State Financial Supervision and Administration Bureau published the Interim Measures for the Supervision and Administration of Microcredit Companies (the “Interim Measures for Microcredit Companies”), which impose the following key requirements:

●	Permissible business activities include issuance of micro-loans, acceptance and discounting of commercial bills, and other activities prescribed by applicable laws and the National Financial Regulatory Administration.
●	Total outstanding loans to a single borrower may not exceed 10% of the company’s net assets; combined outstanding loans to a single borrower and its affiliates may not exceed 15% of net assets.
●	For consumption loans, the outstanding balance for a single borrower may not exceed RMB 200,000; for production and operational loans, the aggregate outstanding balance may not exceed RMB 10 million.
●	Microcredit companies categorized as “unreachable” or “shell” companies will be publicly announced by provincial-level authorities; if no objections are raised upon expiration of the announcement period, such companies will be guided to amend their name or business scope or proceed with deregistration.
●	Microcredit companies engaging in cooperative lending with third-party institutions face restrictions on business outsourcing, cross-regional operations, and joint lending contribution ratios.
●	Full compliance must be achieved within a transition period set by local financial regulatory authorities, not to exceed two years.

Because the Interim Measures for Microcredit Companies are newly adopted, how they will be interpreted and implemented remains uncertain. We cannot assure you that Quanbei Microcredit (VIE) will achieve full compliance within the required transition period or maintain or renew its microcredit business qualification after implementation. Although we regard Quanbei Microcredit (VIE) as a supplementary funding source only and do not intend to rely on it as a primary funding channel, if we need funding through Quanbei Microcredit (VIE) and cannot maintain or renew its qualification or obtain other required approvals, our business, financial condition, and results of operations could be materially and adversely affected.

We face risks associated with third parties we collaborate with. Failure by these parties to perform adequately could materially and adversely affect our business, financial condition, and results of operations.

We collaborate with third parties across key aspects of our business, including user acquisition partners, data providers for our credit assessment and risk management systems, guarantee providers for facilitated loans, and cloud computing service providers. These parties may fail to provide accurate and complete data, perform guarantee obligations on defaulted loans in a timely manner, or deliver satisfactory services on commercially acceptable terms.

Any failure by these parties to maintain good business operations or comply with applicable laws and regulations — particularly those governing the collection and distribution of personal information — could damage our reputation, expose us to significant penalties, and reduce our revenues and profitability. Negative publicity about any of these parties could have similar effects. If we cannot retain existing or attract new quality collaboration partners, our ability to retain and engage borrowers and institutional funding partners could be severely impaired.

Certain collaboration partners have limited access to our user data to provide their services. If these parties engage in negligent, illegal, or otherwise harmful conduct — including data leaks or misuse of user data — or if users are dissatisfied with their service quality, we could suffer reputational harm and lose users, even if such conduct is not attributable to or caused by us.

Impaired collection capabilities or misconduct in payment collection could materially and adversely affect our business and results of operations.

We have implemented internal payment and collection policies to optimize the repayment process and engage third-party collection agencies to assist with payment collection. Upon default, we classify borrowers by risk level based on loan type, outstanding amount, delinquency period, and historical repayment patterns. Third-party agencies then pursue repayment through phone calls, text messages, and legal action. However, these agencies may lack sufficient resources and manpower to collect effectively on all loans we facilitate, and we cannot assure you that we will receive payments as expected on defaulted loans.

If we cannot provide a high-quality user experience, our reputation and business may be materially and adversely affected.

Our success depends on our ability to deliver a high-quality user experience across our platform. As of December 31, 2025, most transactions were completed through our mobile application. Key dependencies include our ability to accurately estimate borrowing demand, offer competitive service fee rates, and maintain a reliable and user-friendly mobile application with a streamlined loan application and approval process. If users experience delays in loan approvals, system disruptions, or insufficient loan availability, our reputation and user loyalty could be adversely affected.

User experience also depends on the quality of products and services provided by our business partners, over which we have limited or no control. If users are dissatisfied with partner service quality, we have no direct means to address their complaints, which could materially and adversely affect our business, reputation, financial performance, and prospects.

We also rely on our user service hotline and WeChat online service center to support users. If service representatives fail to provide satisfactory assistance, or if high call volumes cause excessive wait times, our brand and user loyalty could suffer. Negative publicity or poor feedback about our user service could cause us to lose users and market share. If we cannot maintain or enhance our user experience, we may be unable to retain existing users or attract new ones, materially and adversely affecting our business, financial condition, and results of operations.

Failure to manage our liquidity and cash flows may materially and adversely affect our financial condition and results of operations.

We generated positive cash flow from operating activities of RMB1,391.4 million in 2023, RMB1,523.4 million in 2024, and RMB1,467.5 million (US$209.9 million) in 2025. We cannot guarantee positive operating cash flows in the future. We collect service fees and interest from borrowers monthly, and any failure to collect payments in a timely and sufficient manner could adversely affect our liquidity, financial condition, and results of operations.

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

Volatility in the credit markets may also have an adverse effect on our ability to obtain debt financing. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders our ordinary shares. If we are unable to obtain adequate financing on terms satisfactory to us when needed, our ability to continue to execute on these objectives could be significantly limited, and our business, operating results, financial condition, and prospects could be adversely affected.

Ineffective or costly marketing could harm our ability to attract borrowers and institutional funding partners and adversely affect our business and financial results.

Building and maintaining brand awareness is critical to attracting borrowers and institutional funding partners. If our current marketing channels become less effective, more costly, or unavailable, and we cannot develop alternative channels, we may be unable to attract or convert new borrowers and institutional funding partners cost-effectively. Marketing efforts may also require significant expenditure without generating immediate or offsetting revenue increases. If we fail to maintain our brands while incurring substantial marketing costs, our results of operations, financial condition, and ability to grow our business could be adversely affected.

Undetected errors or significant disruptions in our IT systems could prevent us from offering our products and services and materially and adversely affect our business.

Our business relies on highly technical and complex software and processes that store, retrieve, and manage large amounts of data. These systems have contained, and may in the future contain, errors or bugs — some of which may only be discovered after deployment. Any system outage or physical data loss could materially impair our ability to provide products and services.

Our information technology infrastructure is deployed and data maintained on customized computing services in mainland China. We depend on our service provider’s ability to protect systems against natural disasters, power or telecommunications failures, environmental conditions, computer viruses, cyberattacks, and other similar events. If our arrangement with this provider is terminated or service is interrupted, we could experience service disruptions and incur additional costs in maintaining operations for our borrowers and institutional funding partners.

Any service interruption — whether caused by third-party error, our own error, natural disasters, or security breaches — could harm our reputation and relationships with borrowers and institutional funding partners. Our insurance policies may not adequately compensate us for resulting losses, and we may lack sufficient capacity to recover all data and services following an outage. These disruptions could prevent loan application processing and other operations, damage our brand, divert management attention, reduce revenue, expose us to liability, and discourage users from using our platform, any of which could adversely affect our business, financial condition, and results of operations.

Misconduct or errors by employees or partners could harm our business, reputation, and results of operations.

Our business depends on employees and business partners to interact with users, process large volumes of transactions, and support loan collection. We face risks that transactions could be redirected, misappropriated, or improperly executed, that personal information could be disclosed to unintended recipients, or that operational breakdowns could occur — whether through human error, sabotage, or fraudulent manipulation. It is not always possible to detect or prevent such misconduct, and our precautions may not effectively control unknown or unmanageable risks.

If employees or business partners misuse funds, commit fraud, or fail to follow our rules and procedures, we could face criminal and civil liability, regulatory penalties, and reputational harm. We could also be perceived as having facilitated illegal misappropriation of funds, documents, or data, exposing us to civil or criminal liability. Additionally, aggressive or improper conduct by third-party loan collection service providers could damage our reputation.

Any of these occurrences could diminish our ability to operate, expose us to user liability, trigger regulatory intervention, and negatively affect our business, financial condition, and results of operations.

Failure to protect confidential user information or comply with applicable data protection laws could adversely affect our business and operations.

We access, store, and process personal information and sensitive data from users and business partners, making us a potential target for cyberattacks, computer viruses, and unauthorized access. While we have previously been targeted by cybersecurity attacks, none were successful or had a material adverse impact on our operations. However, because attack techniques change frequently and are often undetected until launched, we may be unable to anticipate or prevent all threats. Any security breach could result in theft of confidential user information, significant liability, costly litigation, and reputational harm.

We also face indirect cybersecurity risks through third-party online payment service providers whose systems, if compromised, could adversely affect our ability to serve users.

Chinese Mainland authorities have enacted the following key data protection laws applicable to our operations:

●	PRC Cybersecurity Law (became effective in June 2017; amended in October 2025): Requires network operators to preserve the secrecy of user information and store data collected within China inside China. Violations may result in regulatory warnings, correction orders, forced website shutdown, suspension of operations, revocation of business licenses, confiscation of illegal gains, and fines ranging from RMB 10,000 to RMB 2 million on the company or RMB 10,000 to RMB 1 million on management personnel.
●	Personal Information Protection Law (became effective in November 2021): Requires individual consent to use sensitive personal information, notification of the necessity and impact of such use, and CAC security assessment approval before transferring personal information outside China.
●	Data Security Law (became effective in September 2021): Imposes data security obligations on entities conducting data activities, introduces a data classification and hierarchical protection system, and requires national security review for data handling activities that affect or may affect national security.
●	Outbound Data Transfer Security Assessment Measures (became effective in September 2022): Requires CAC security assessment approval before transferring data abroad when: (i) transferring important data abroad; (ii) a critical infrastructure operator or processor of personal information of more than one million individuals transfers personal information abroad; (iii) a processor has transferred personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in aggregate since January 1 of the prior year; or (iv) other CAC-prescribed circumstances apply.

●	Measures for the Standard Contract for Outbound Transfer of Personal Information (became effective in June 2023): Requires domestic personal information processors and overseas recipients to sign and strictly perform a CAC-prescribed Standard Contract, which only the CAC may amend. Processors must file the Standard Contract with provincial-level cyberspace authorities within 10 working days of its effective date. This mechanism is available only to processors that are not critical information infrastructure operators, process personal information of fewer than one million individuals, and have transferred personal information of fewer than 100,000 individuals and sensitive personal information of fewer than 10,000 individuals abroad since January 1 of the prior year.

We have obtained user consent to use personal information within the scope of authorization and have implemented technical measures to protect such information. However, uncertainty remains about the interpretation and application of these laws. If our current practices are deemed non-compliant, we may need to modify our systems, incur additional costs, and face regulatory penalties. A finding of violation — even if later repealed — could damage our reputation and cause users to lose confidence in our services. For further detail, see “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Internet Information Security.”

The broad enforcement discretion granted to the CAC under these laws creates significant uncertainty about how they will be interpreted and applied. Violations could result in monetary losses, loss of access to assets essential to our operations, and temporary or permanent business disruption. Additionally, mandatory reporting obligations under these laws require us to notify users of security flaws as discovered, which could cause users to lose confidence in our platform even when flaws are promptly remediated, adversely affecting our business, financial condition, and results of operations.

Failure to maintain effective internal controls over financial reporting could materially and adversely affect our business and result in regulatory sanctions.

As a public company subject to U.S. securities laws and Section 404 of the Sarbanes-Oxley Act, we are required to include management’s assessment of internal control over financial reporting in our annual report. As we are no longer an emerging growth company, our independent registered public accounting firm must also attest to and report on the effectiveness of our internal controls.

We previously identified material weaknesses related to insufficient U.S. GAAP knowledge regarding consolidated statements of cash flows classification and financial statement presentation. In 2024, we remediated these weaknesses by implementing targeted U.S. GAAP training for financial reporting personnel and enhancing our financial statement review process. Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15I under the Exchange Act) and internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) through (c) under the Exchange Act. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

If we fail to maintain effective internal controls in the future, we could suffer material misstatements in our financial statements, fail to meet reporting obligations, and lose investor confidence in our reported financial information. These consequences could limit our access to capital markets, harm our results of operations, reduce our ADS trading price, expose us to increased fraud risk, and subject us to potential stock exchange delisting, regulatory investigations, civil or criminal sanctions, and restatement of prior period financial statements.

No control system, however well designed, can provide absolute assurance against all errors and fraud. Our internal controls over financial reporting can provide only reasonable assurance that control objectives are met, and misstatements due to error or fraud may not always be detected.

Failure to protect our intellectual property could harm our competitive position and materially and adversely affect our business.

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies, and similar intellectual property as critical to our success. We rely on trademark and trade secret law, confidentiality agreements, invention assignment agreements, and non-compete agreements to protect our proprietary rights. However, we cannot assure you that our intellectual property rights will not be challenged, invalidated, circumvented, or misappropriated, or that they will provide sufficient competitive advantage. Given the rapid pace of technological development, we cannot assure you that all proprietary technologies will be patented or registered in a timely manner or at all. Parts of our business also rely on technologies developed, licensed, or co-developed with third parties, and we may not be able to obtain or maintain such licenses on reasonable terms, or at all. For further detail, see “Item 4. Information on the Company—4.B. Business Overview—Intellectual Property” and “—Regulation—Regulations Related to Intellectual Property.”

Intellectual property rights are difficult to register, maintain, and enforce in mainland China. Laws and regulations are subject to inconsistent judicial interpretation and enforcement. Confidentiality, invention assignment, and non-compete agreements may be breached, and adequate remedies may not be available. Preventing unauthorized use of our intellectual property is costly and our protective measures may prove inadequate. If we resort to litigation to enforce our rights, we could incur substantial costs and divert management attention, with no assurance of prevailing. Our trade secrets may also be leaked or independently discovered by competitors, and disputes may arise over intellectual property developed by employees or consultants using third-party owned materials. Any failure to protect or enforce our intellectual property rights could have a material adverse effect on our business, financial condition, and results of operations.

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

We may be subject to litigation and regulatory proceedings that could materially and adversely affect our business and results of operations.

We have been, and may in the future be, subject to claims, lawsuits, regulatory investigations, and other proceedings relating to intellectual property, consumer protection, privacy, labor and employment, competition, securities, tax, marketing practices, contracts, and other matters. The number and significance of such disputes have increased as our business has grown in size, scope, and complexity. As a public company, our higher public profile may attract increased litigation, including securities class actions and derivative lawsuits.

Substantial uncertainty exists regarding the scope and application of many laws and regulations to which we are subject, increasing the risk of claims alleging violations. We cannot assure you that we will prevail in any such proceedings, and adverse outcomes could harm our reputation, business, and results of operations.

Regardless of outcome, legal proceedings can materially affect us through costs, resource diversion, and management distraction. We may settle disputes on unfavorable terms, face unfavorable judgments, or be required to cease operations or pay substantial amounts to other parties. Any of these outcomes could materially and adversely affect our business, financial condition, and results of operations.

Failure to comply with anti-money laundering and counter-terrorism financing laws could damage our reputation, expose us to significant penalties, and reduce our revenues and profitability.

Evolving regulations govern our anti-money laundering obligations. Specifically, the Administrative Measures for Anti-money Laundering and Anti-terrorist Finance of Internet Finance Service Agencies (effective in September 2018) requires internet finance institutions to report cash receipts and payments reaching or exceeding RMB 50,000 or the foreign currency equivalent of US$10,000 per transaction or cumulatively on a given day, within five working days of the transaction. Moreover, the Measures for the Supervision and Administration of Anti-money Laundering and Counter-terrorism Financing of Financial Institutions (effective in August 2021; amended in December 2025) requires financial institutions, including non-bank payment institutions and online micro-loan companies, to establish internal anti-money laundering controls, assess money laundering and terrorism financing risks, implement risk management mechanisms commensurate with their risk profile and business scale, build anti-money laundering information systems, and designate dedicated personnel.

We have implemented internal controls and know-your-customer procedures to prevent money laundering and terrorist financing, and we rely on our institutional funding partners and payment service providers to maintain their own appropriate procedures. As of December 31, 2025, we have not been subject to any fines, penalties, or reputational harm as a result of actual or alleged money laundering or terrorist financing activities.

However, our policies may not fully prevent third parties from using us or our partners as a conduit for money laundering or terrorist financing without our knowledge. If we were associated with such activities, we could face regulatory fines, sanctions, legal enforcement, and potential blacklisting, materially and adversely affecting our financial condition and results of operations. Even full compliance may not eliminate all illegal activity given its complexity and secrecy. Negative industry publicity — including failures by other online consumer finance platforms to detect money laundering — could also tarnish our reputation and undermine user trust, regardless of our own conduct. We cannot assure you that our anti-money laundering policies will be deemed compliant with applicable implementation rules if and when adopted.

Strategic investments, acquisitions, or international expansion could disrupt our business and adversely affect our financial results.

We may evaluate strategic investments, acquisitions, alliances, or international expansion to better serve borrowers and strengthen our competitive position. Even if we identify appropriate opportunities, we may be unable to consummate transactions or realize their intended benefits, potentially resulting in investment losses.

We have made certain investments through nominee arrangements where nominees are registered as shareholders of investee companies because we do not currently qualify under certain regulatory financial requirements to hold such shares directly. While we believe these arrangements reflect our true intentions and are legal and valid under the PRC Civil Code, we cannot assure you that Chinese Mainland courts or regulators will agree, or that nominee shareholders will perform their obligations — including voting per our instructions or transferring dividends to us in a timely manner.

Strategic transactions involve risks commonly encountered in business relationships, including:

●	difficulties in integrating operations, personnel, systems, data, technologies, products, and services;
●	failure of acquired businesses to achieve expected revenue, profitability, productivity, or other benefits;
●	challenges in retaining, training, motivating, and integrating key personnel;
●	diversion of management time and disruption to ongoing operations;
●	difficulties in maintaining uniform standards, controls, procedures, and policies;

●	difficulties in retaining relationships with platform users, employees, and partners of acquired businesses;
●	risks of entering markets where we have limited or no prior experience;
●	regulatory risks, including maintaining good standing with existing regulators and obtaining required pre- or post-closing approvals;
●	assumption of unfavorable contractual obligations or requirements to license or waive intellectual property rights;
●	liability for pre-acquisition activities including intellectual property infringement, violations of law, commercial disputes, and tax liabilities; and
●	unexpected costs and unknown risks and liabilities associated with acquired businesses

Any future investments, acquisitions, or international expansion may not succeed, benefit our business strategy, generate sufficient revenues to offset associated costs, or otherwise produce the intended benefits.

Our business depends on retaining senior management and key technology personnel, and losing any of them could severely disrupt our operations.

We depend on the continued services of our senior management and key technology development personnel, particularly our founder, Chairman and Chief Executive Officer, Mr. Yue (Justin) Tang, our President, Mr. Kan (Kent) Li, our Chief Financial Officer, Mr. Frank Fuya Zheng, and our Chief Risk Officer, Mr. Yufan (Jason) Jiang. While we provide incentives to retain these individuals, we cannot assure you that we will succeed. If any key executive or technology personnel departs, we may be unable to find a suitable replacement, our growth may be constrained, and we may incur significant costs to recruit and train qualified successors. Our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected.

We have entered into confidentiality and non-competition agreements with our management and technology teams, but we cannot assure you that these individuals will not join competitors or form competing businesses. Enforcing such agreements in mainland China may require substantial cost and effort, and we may be unable to enforce them at all.

Competition for talent is intense, and failure to attract and retain qualified employees could materially and adversely affect our business.

Our success depends on attracting, developing, and retaining skilled employees across technology, risk management, financial products, sales and marketing, and general management. Competition for such talent is intense, and some competitors have greater resources and may offer more attractive compensation. We may be unable to hire or retain qualified personnel at compensation levels consistent with our existing structure.

We invest significant time and resources in employee training, which increases their value to competitors seeking to recruit them. If we lose key employees, we could incur substantial hiring and training costs, and the quality of our services and ability to serve users could diminish, materially and adversely affecting our business.

Future equity incentive grants could adversely affect our net income.

We grant equity incentives under our share incentive plan and account for share-based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, recognizing the fair value of equity awards as an expense over the relevant service period. As of December 31, 2025, outstanding options and equity incentives covered a total of 10,113,570 ordinary shares, resulting in share-based compensation expense of RMB61.0 million (US$8.7 million) for the year. If we grant additional equity incentives in the future, we could incur significant additional compensation charges that adversely affect our results of operations.

Rising labor costs in mainland China may adversely affect our business and results of operations.

Average wages in mainland China have increased in recent years and are projected to continue rising. We are also required by law to make statutory contributions for each employee covering pension, housing fund, medical, work-related injury, unemployment, and maternity insurance. Failure to make adequate contributions may result in late payment fees, fines, or other penalties. If we cannot control rising labor costs or offset them through service fee increases, our financial condition and results of operations may be adversely affected.

We do not carry business insurance, which exposes us to uninsured losses that could adversely affect our financial condition and results of operations.

Insurance products in mainland China are less comprehensive than those available in more developed economies. We do not carry business liability or disruption insurance, as the costs and difficulties of obtaining such coverage on commercially reasonable terms make it impractical. Any uninsured business disruption could result in substantial costs and diversion of resources, adversely affecting our results of operations and financial condition.

Geopolitical tensions, global economic uncertainty, and deteriorating borrower credit profiles may materially and adversely affect our business and financial condition.

The global macroeconomic environment faces significant challenges, including slowing economic growth in China since 2012, ongoing trade tensions between the United States and China, the Russia-Ukraine conflict, and instability across the Middle East, Europe, and Africa. Uncertainty over monetary and fiscal policies in major economies, including the United States and China, adds further risk. If economic conditions deteriorate, we may face higher borrower default and delinquency rates. If borrower creditworthiness deteriorates faster than our risk management systems can track, our credit analysis criteria may become inaccurate, leading to higher default rates and adverse impacts on our reputation, business, and results of operations.

Heightened geopolitical uncertainty may also discourage investment in securities issued by China-based companies, including us. Reports that the U.S. administration may consider imposing further restrictions or prohibitions on trading Chinese securities could affect our ADS prices and overall financial performance. Any severe or prolonged slowdown in the Chinese or global economy could materially and adversely affect our business, results of operations, and financial condition.

We may also be subject to foreign investment screening laws in the United States and other jurisdictions. The U.S. Department of the Treasury’s Outbound Investment Rule, which took effect in January 2025, restricts U.S. persons’ direct and indirect investment in China-connected companies engaged in specified activities across three technology areas: semiconductors and microelectronics, quantum information technologies, and artificial intelligence systems. President Trump’s January 20, 2025 presidential memorandum entitled “America First Trade Policy” proposes to further expand the technologies subject to these restrictions. These rules may limit our ability to engage in certain business operations or raise capital from U.S. and other sources. Continuing changes to foreign investment laws in the United States and other jurisdictions could adversely affect our strategic initiatives, financial performance, and growth prospects.

Our products and services depend on mobile operating systems and app stores we do not control, which could adversely affect our business.

We facilitate most loans through our mobile applications, which depend on the interoperability of popular mobile operating systems, including Android and iOS, that we do not control. Any changes to these systems that degrade our applications’ accessibility or favor competing products could adversely affect usability. We also rely on third-party app stores for distribution, as such operation and maintenance of our mobile applications are subject to their standard terms and policies.

If we experience difficulties delivering our products and services through our mobile applications, face increased distribution costs, or if prevailing mobile operating systems cease to support our applications, our business, financial condition, and results of operations could be adversely affected.

Our operations depend on internet infrastructure and telecommunications networks in mainland China that we do not control.

Almost all internet access in mainland China is maintained through state-owned telecommunications operators under MIIT supervision. We rely on a limited number of such providers for data communications and server hosting, with limited access to alternative networks if disruptions occur. As our business grows, we may need to upgrade our technology and infrastructure to handle increasing traffic, and we cannot assure you that our cloud computing provider and the underlying infrastructure will meet demand.

We have no control over telecommunications service costs, which affect our cloud computing expenses. If these costs rise significantly, or if internet access fees increase and reduce user traffic, our business, results of operations, and financial condition could be adversely affected.

Risks Relating to Our Corporate Structure

We do not have direct ownership of some of our operating entities in mainland China, but exercise control over the operating activities that most significantly impact the economic performance, bear the risks of, enjoy the rewards normally associated with ownership of the entity, and consolidate the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP through contractual arrangements with the VIEs and its shareholders, which may not be effective in providing control over our operating entities.

We do not directly own certain operating entities in mainland China. Instead, we control these variable interest entities (VIEs) through contractual arrangements (the “VIE Agreements”) with the VIEs and their shareholders. Through these arrangements, we exercise control over the operating activities that most affect our economic performance, bear the associated risks, and enjoy the rewards normally associated with ownership. As a result, we are the primary beneficiary of the VIEs through the VIE Agreements and we consolidate the VIEs’ financial results in our financial statements in accordance with U.S. GAAP. A substantial portion of our current revenue derives from these VIEs.

This structure exists to comply with Chinese Mainland laws and regulations that restrict direct foreign equity ownership. We do not have an equity ownership interest in our VIEs but rely on the VIE Agreements with VIEs to control and operate their businesses. However, these VIE Agreements may not be effective from Chinese Mainland laws in providing us with the necessary control over VIEs and their operations. Because we rely on contractual rights rather than direct equity ownership, we are exposed to the risk that VIE shareholders may breach their contractual obligations. If the VIE Agreements prove ineffective in the future under Chinese Mainland law, we could lose control over the management and operations of the VIEs, resulting in a significant loss of value to investors. For further detail, see “4.C. Organizational Structure—Contractual Arrangements with Consolidated VIEs and Their Shareholders.”

If Chinese Mainland authorities deem our VIE structure non-compliant with applicable laws, we could face penalties or be forced to relinquish our interests in those operations.

We are an exempted company incorporated in the Cayman Islands with no material operations of our own. We conduct business in mainland China through our subsidiaries and through contractual arrangements (the “VIE Agreements”) between our wholly-owned subsidiary Beijing WFOE and our consolidated VIEs and their shareholders. Under U.S. GAAP, the assets, liabilities, and results of operations of the VIEs are treated as our own and consolidated into our financial statements. For further detail, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Consolidated VIEs and their Shareholders.”

Chinese Mainland law restricts foreign ownership in value-added telecommunications businesses, prohibiting foreign investors from owning more than 50% equity interest in such companies. On March 29, 2022, the State Council promulgated the Decision on Revising and Repealing Certain Administrative Regulations, effective May 1, 2022, which amended the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) to remove the prior requirement that the major foreign investor demonstrate a good track record and experience in operating value-added telecommunications businesses overseas. Because we are classified as a foreign enterprise under Chinese Mainland law, we use the VIE structure to comply with these restrictions. As a VIE shareholder has changed nationality, our consolidated VIEs may be deemed foreign-invested telecommunications enterprises, requiring us to reapply for ICP licenses. We cannot assure you that we will complete this reapplication in a timely manner, or at all, and failure to do so could result in fines, legal or administrative sanctions, and materially and adversely affect our business, financial condition, results of operations, and reputation.

Guideline No. 2 on the Application of Regulatory Rules on Overseas Securities Offerings and Listings requires filing documents submitted to the CSRC to specify whether the issuer’s business or licenses are subject to restrictions on foreign control through contractual arrangements, and whether the domestic entities controlled through such arrangements operate in restricted or prohibited industries. At the February 17, 2023 press conference for the Trial Measures, CSRC officials confirmed that filings for overseas listings by companies with VIE structures meeting compliance requirements would be accepted after consultation with relevant regulators. Uncertainty remains, however, about how the M&A Rules, the Trial Measures, the Telecommunications Regulations, and related measures will be interpreted by the MOFCOM, MIIT, CSRC, and other relevant authorities with respect to our corporate structure and contractual arrangements.

If our corporate structure or VIE Agreements are deemed illegal by the MIIT, MOFCOM, or other competent authorities, we may lose control of our consolidated VIEs and be required to restructure. There is no assurance we could achieve this without material disruption to our business. Relevant authorities would have broad discretion in addressing any violations, including:

●	revoking our business and operating licenses;
●	levying fines and confiscating income deemed obtained through illegal operations;
●	shutting down or restricting our services and operations in mainland China;
●	imposing conditions or requirements with which we may not be able to comply;
●	requiring us to change our corporate structure and contractual arrangements;
●	restricting or prohibiting use of overseas offering proceeds to finance our VIEs;
●	requiring us to delist from the NYSE; and
●	taking other regulatory or enforcement actions harmful to our business.

If any of these penalties cause us to lose the right to direct our VIEs’ activities or receive their economic benefits, we would no longer be able to consolidate their financial results. New laws or regulations may also impose additional requirements applicable to our corporate structure. We do not believe any such actions would result in the liquidation or dissolution of the Company, our wholly-owned Chinese Mainland subsidiaries, or our consolidated VIEs. However, any determination that our structure or contractual arrangements are illegal could materially and adversely affect our business, results of operations, financial condition, and ADS price.

We rely on contractual arrangements rather than direct equity ownership to control our VIEs, which may not be as effective as direct ownership and could result in our ADSs declining in value or becoming worthless.

We hold equity interests in Beijing WFOE, Shenzhen Puhui, and Shenzhen Xiaoying IT, but neither we nor our subsidiaries own any equity interests in the VIEs. We control and receive the economic benefits of the VIEs through the VIE Agreements. X Financial is the primary beneficiary of the VIEs for U.S. GAAP consolidation purposes because: (i) X Financial controls the VIEs through power to govern the activities most significantly impacting their economic performance; (ii) X Financial is contractually obligated to absorb potentially significant losses of the VIEs; and (iii) X Financial is entitled to receive potentially significant benefits from the VIEs. A significant portion of our revenue is attributed to our consolidated VIEs. For further detail, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Consolidated VIEs and Their Shareholders.”

These contractual arrangements may not be as effective as direct ownership in providing control over our VIEs. If our VIEs or their shareholders fail to perform their obligations, our recourse to VIE assets is indirect, and we may incur substantial costs enforcing our rights through Chinese Mainland legal remedies, which may not always be effective. In litigation or arbitration proceedings, assets held by VIE equity shareholders — including their equity interests — may be placed under court custody. The validity of the VIE Agreements has not been tested in Chinese Mainland courts, and they may not be enforceable if authorities determine they contravene Chinese Mainland laws or public policy. If we are unable to enforce the VIE Agreements, we may lose effective control over the VIEs, and our ability to conduct our business could be materially and adversely affected, causing our ADSs to decline in value or become worthless.

All VIE Agreements are governed by Chinese Mainland law with disputes resolved through arbitration in mainland China. While contractual arrangements similar to the VIE Agreements have been widely adopted by Chinese Mainland companies seeking overseas listings, they have not been tested in Chinese Mainland courts, and significant legal uncertainty remains. The Chinese Mainland legal system is less developed than those in other jurisdictions, such as the United States, and this could limit our ability to enforce these arrangements effectively. For further detail on legal system risks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Chinese Mainland—Uncertainties with respect to the Chinese Mainland legal system.”

The interests of VIE shareholders in their individual capacities may conflict with the interests of the Company as a whole. For example, decisions regarding dividend distributions or other payments to fund our offshore requirements may not align with what is best for the Company. We cannot assure you that VIE shareholders will act in the Company’s best interests when conflicts arise, or that such conflicts will be resolved in our favor. These shareholders may also breach or cause the VIEs to breach or refuse to renew the existing contractual arrangements.

We currently have no specific arrangements to address potential conflicts of interest arising from VIE shareholders’ dual roles as VIE shareholders and beneficial owners of the Company. However, we may at any time exercise our option under the exclusive call option agreement to cause them to transfer their equity ownership in the VIEs to a Chinese Mainland entity or individual designated by us, to the extent permitted by applicable law. We may also, as attorney-in-fact under the powers of attorney, directly appoint new directors of the VIEs if conflicts arise. We rely on Chinese Mainland laws protecting contracts and requiring directors and executive officers to act in the Company’s best interests, as well as Cayman Islands law imposing duties of care and loyalty on directors. However, neither legal framework provides clear guidance on resolving conflicts between the two corporate governance regimes. If we cannot resolve conflicts with VIE shareholders through negotiation, we would need to rely on legal proceedings, which could disrupt our business and create substantial uncertainty as to outcome.

Mr. Yue (Justin) Tang controls a majority of our voting power and can exert significant influence over important corporate matters, which may reduce the value of investor’s investment.

Mr. Yue (Justin) Tang, our Chief Executive Officer, beneficially owns all of our outstanding Class B ordinary shares, representing 42.23% of our total share capital and 93.60% of our aggregate voting power as of March 31, 2026. This concentration of voting power gives him the ability to control or significantly influence shareholder decisions, including:

●	composition of our board of directors and, through the board, our operations, business direction, policies, and the appointment and removal of officers;
●	mergers and other business combinations;
●	disposition of all or substantially all of our assets; and
●	any change in control.

These actions may be taken even if opposed by other shareholders, including ADS holders. This concentration of ownership may also discourage, delay, or prevent a change in control, depriving shareholders of the opportunity to receive a premium for their shares in a sale of the Company and reducing the price of our ADSs, which could materially reduce the value of your investment.

Misuse or misappropriation of our corporate chops and seals could materially and adversely affect our business and operations.

Under Chinese Mainland law, corporate legal documents are executed using entity chops or seals, or by a registered legal representative. We primarily use chops rather than legal representative signatures. We maintain three types of chops — corporate chops for government filings, contract chops for leases and commercial contracts, and finance chops for payments and invoices. Use of corporate and contract chops requires approval from our administrative department; finance chops require approval from our finance department. All contracts must be reviewed and approved by our legal department before execution. Chops are stored in secured locations accessible only to designated employees, and legal representatives generally do not have access to them.

Despite these controls, our procedures may not prevent all instances of abuse or negligence. Key employees or legal representatives could abuse their authority by binding our subsidiaries or VIEs to contracts against our interests — and we would be obligated to honor such contracts if the counterparty relied in good faith on the apparent authority of our chops or legal representatives’ signatures. If a legal representative misappropriates a chop to obtain control over an entity, we would need shareholder or board resolutions to designate a replacement, apply for a new chop, and pursue legal remedies. Any such misuse could disrupt our operations, require significant management time and resources, and materially and adversely affect our business.

The PRC Foreign Investment Law may materially and adversely affect our business, corporate structure, and financial condition.

The PRC Foreign Investment Law, promulgated on March 15, 2019 and effective January 1, 2020, replaced the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law, and the Wholly Foreign-owned Enterprise Law, along with their implementation rules. The Regulations for the Implementation of the Foreign Investment Law (the “FIL Implementations”) took effect simultaneously, clarifying the law’s provisions.

The PRC Foreign Investment Law revised the definition of “foreign investment” and removed references to “actual control” and “variable interest entity structure” from the prior 2015 draft. Instead, it stipulates that foreign investment includes investment “through other methods under laws, administrative regulations, or provisions prescribed by the State Council.” This creates the possibility that future laws or State Council provisions could deem our contractual arrangements to constitute foreign investment, potentially subjecting our VIE structure to foreign investment restrictions or prohibitions set out in the “negative list” issued by the State Council. If any of our businesses fall within the “restricted” category, we would need to complete a pre-approval process, and there is no assurance we could obtain such approval on a timely basis, or at all.

The most recent negative list, issued September 6, 2024 and effective November 1, 2024, requires Chinese Mainland enterprises engaging in prohibited fields to obtain government consent for overseas listing, restricts foreign investor participation in operations and management, and subjects foreign investor shareholding percentages to applicable administrative provisions. The negative list does not clarify whether existing overseas-listed enterprises are subject to these requirements. On December 27, 2021, NDRC staff stated in an interview that certain existing overseas-listed enterprises whose foreign investor shareholding exceeds the relevant threshold are not required to make adjustments. However, no formal regulatory guidance has been issued confirming this position, and uncertainty remains.

The PRC Foreign Investment Law also provides a five-year transition period for existing foreign-invested enterprises to adjust their structure and corporate governance. We may therefore be required to restructure certain Chinese Mainland entities after this period expires. If future laws or State Council provisions require further actions with respect to our existing contractual arrangements, we may face substantial uncertainty about whether we can complete such actions in a timely manner, or at all. Failure to comply with any such requirements could materially and adversely affect our corporate structure, corporate governance, and business operations.

Our VIE contractual arrangements may be subject to tax scrutiny, and additional tax liabilities could negatively affect our financial condition and the value of your investment.

Under Chinese Mainland law, transactions among related parties are subject to audit and challenge by tax authorities. Chinese Mainland enterprise income tax regulations require enterprises conducting related party transactions to maintain transfer pricing documentation demonstrating pricing basis, computation methodology, and supporting explanations. If tax authorities determine that our contractual arrangements among our Chinese Mainland subsidiaries, VIEs, and their shareholders were not conducted on an arm’s length basis, they may impose transfer pricing adjustments. Such adjustments could reduce expense deductions recorded by our VIEs for Chinese Mainland tax purposes, increasing their tax liabilities without a corresponding reduction in our Chinese Mainland subsidiaries’ tax expenses. For further detail, see Note 12 “Income Taxes” to our audited consolidated financial statements.

Additionally, if a Chinese Mainland subsidiary requires VIE shareholders to transfer their equity interests at nominal or no value pursuant to the contractual arrangements, such transfer could be characterized as a gift and subject the subsidiary to Chinese Mainland income tax. Tax authorities may also impose late payment fees and penalties on our VIEs for adjusted but unpaid taxes. Any increase in our VIEs’ tax liabilities or imposition of penalties could materially and adversely affect our financial condition and the value of your investment.

Risks Relating to Doing Business in Chinese Mainland

Changes in Chinese Mainland government policies may materially and adversely affect our business, financial condition, and results of operations.

Substantially all of our operations and revenue are in mainland China, making our business significantly dependent on economic, political, and legal developments in mainland China. The economic system in mainland China differs from most developed economies in the extent of government involvement, control over resource allocation, foreign exchange, and industry regulation. Although the government has implemented utilization of market forces for economic reform and reduced state ownership of productive assets, a substantial portion of productive assets remain government-owned, and the government continues to play a significant role in directing industry development through industrial policies, capital allocation, monetary policy, and preferential treatment of certain industries.

While China’s economy has grown significantly over the past three decades, that growth has been uneven across regions and sectors. Government measures designed to guide economic growth or control its pace may benefit the broader economy but adversely affect us. Changes in tax regulations, controls on capital investment, or measures that reduce economic activity could decrease demand for our services and materially and adversely affect our business, financial condition, and results of operations.

Uncertainties in the Chinese Mainland legal system and potential changes in laws and regulations could adversely affect our business and limit legal protections available to us and our investors.

Our operating subsidiaries are governed by Chinese Mainland law, which is a civil law system based on written statutes where prior court decisions have limited precedential value. The Chinese Mainland legal system continues to evolve rapidly, and interpretations of laws and regulations are not always uniform. Enforcement involves significant uncertainty, which may limit our ability to obtain or maintain required permits and licenses. Some regulatory requirements are not consistently applied across different government authorities, making strict compliance difficult or in some cases impossible. Additionally, some government policies and internal rules are not published on a timely basis or at all, and may have retroactive effect, meaning we may not be aware of a violation until after it occurs.

These uncertainties could impede our ability to enforce contractual and property rights, predict outcomes of administrative or court proceedings, and maintain the legal protections our business relies on. If China adopts more stringent standards for corporate social responsibility or financial regulation, we may face increased compliance costs or operational restrictions. Any litigation in mainland China may also be protracted and result in substantial costs and diversion of management attention

Government Oversight of Overseas Listings and Capital Markets

The Chinese Mainland government has significant oversight and discretion over our business and may intervene or influence our operations to further regulatory, political, or societal goals. The Chinese Mainland government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in Chinese Mainland-based companies like us. On July 6, 2021, State Council issued the Opinions on Lawfully and Severely Combating Illegal Securities Activities to further strengthen cross-border supervision and consolidate the primary responsibility for information security of overseas listed companies. In February 2023, the CSRC promulgated the Trial Administrative Measures for Overseas Securities Offerings and Listings by Domestic Companies (the “Trial Measures”), effective March 31, 2023. These measures require Chinese companies seeking overseas listings to file with the CSRC within three working days of submitting an IPO application and again within three working days of completing the listing. Overseas offerings are prohibited under the following circumstances:

●	prohibited by Chinese Mainland laws;
●	determined to endanger national security by competent authorities;
●	the company or its controlling shareholders have committed corruption, bribery, embezzlement, misappropriation of property, or undermined socialist market order in the past three years;
●	the company is under investigation for criminal offenses or major regulatory violations with no conclusion reached; or
●	material ownership disputes exist over equity held by the company’s controlling shareholders or actual controller

An overseas listing is deemed an indirect overseas offering by a Chinese Mainland domestic company if: (i) 50% or more of the issuer’s operating revenue, total profit, total assets, or net assets in the most recent fiscal year are accounted for by Chinese Mainland domestic companies; and (ii) the issuer’s main business activities, places of business, or majority of senior management are located in or are Chinese Mainland citizens or residents.

We qualify as an “Existing Issuer” under the Trial Measures, having listed on September 19, 2018 before the measures took effect. We are currently not required to file with the CSRC under the Tial Measures but will do so if we pursue refinancing or any other activity subject to these rules. CSRC officials confirmed at the February 17, 2023 press conference that companies with VIE structures meeting compliance requirements will be accepted for filing after consultation with relevant regulators. Substantial uncertainty remains about the Trial Measures’ implementation and interpretation, and failure to complete required filings on time could materially affect our ability to raise funds and conduct operations.

Also effective March 31, 2023, the CSRC and related authorities issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Archives Rules”). These rules require domestic companies to protect state secrets, maintain sound confidentiality and archives systems, and obtain approval before disclosing to securities firms, service providers, or overseas regulators any documents containing state secrets or materials that could harm national security or public interest if disclosed. Companies must also follow applicable national procedures before providing accounting archives to any such parties. Substantial uncertainty remains about the interpretation and implementation of the Archives Rules, and we cannot predict their impact on our listing status or future securities offerings, including the maintenance of our ADS listing.

Any failure to comply with these regulatory requirements could significantly limit or completely hinder our ability to offer securities, cause significant disruption to our business operations, damage our reputation, and materially and adversely affect our financial condition, results of operations, and the value of our Class A ordinary shares and ADSs.

Our online platform business is subject to evolving internet-related laws and regulations whose interpretation and implementation involve significant uncertainties.

The laws and regulations governing our online platform business are relatively new and continue to develop. Key regulations currently applicable to our operations include:

●	Anti-Monopoly Guidelines for Platform Economy (became effective in February 2021): Prohibit internet platforms from abusing market dominant positions, including through personalized pricing using big data, selling products below cost without reasonable justification, exclusivity arrangements, blocking competitors’ interfaces, bundling services, and compulsory collection of user data that eliminates or restricts competition.
●	Personal Information Protection Law (became effective in November 2021): Requires individual consent before using sensitive personal information, notification of the necessity and impact of such use, and CAC security assessment approval before transferring personal information outside mainland China.
●	PRC Data Security Law (became effective in September 2021): Establishes security review procedures for data activities that may affect national security.
●	Amended Cybersecurity Review Measures (became effective in February 2022): Require critical information infrastructure operators to undergo cybersecurity review before purchasing internet products or services that may affect national security. Online platform operators who are engaged in data processing are also subject to the regulatory scope. Online platform operators holding personal information of more than one million users seeking overseas listings must file for cybersecurity review. The risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or illegally transmitted to overseas parties and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously shall be collectively taken into consideration during the cybersecurity review process. The CSRC is included as a joint regulatory authority in the cybersecurity review mechanism.
●	E-commerce Law (became effective in January 2019): Imposes requirements on e-commerce operators, platform operators, and merchants operating on platforms. Platform governance measures we adopt in response may fail to meet these requirements, potentially resulting in penalties, loss of merchants, or customer complaints.

We do not believe we are a critical information infrastructure operator, and as of the date of this annual report, we have not been subject to any cybersecurity investigations or received any inquiry, notice, warning, or sanctions from the CAC or any other Chinese Mainland authority in this regard. However, Chinese Mainland authorities could interpret “critical information infrastructure operator” broadly. If we are deemed to fall within that category, we could be subject to cybersecurity review, required to change our data privacy and cybersecurity practices at substantial cost, and potentially required to suspend services during any such review, resulting in negative publicity and diversion of management resources.

Given the uncertainties in the interpretation and implementation of these and future internet-related laws, we cannot assure you that our business operations will comply in all respects. We may be ordered to terminate operations deemed non-compliant and become subject to fines or other sanctions.

You may face difficulties enforcing foreign judgments or bringing actions in mainland China against us or our management.

We are incorporated in the Cayman Islands but conduct substantially all operations in mainland China, where substantially all of our assets are located and most of our senior executives reside. As a result, shareholders may find it difficult to effect service of process on us or our officers inside mainland China. Mainland China has no treaties providing for reciprocal recognition and enforcement of court judgments with the Cayman Islands or many other jurisdictions, making recognition and enforcement of foreign judgments difficult or impossible for matters not subject to binding arbitration.

Shareholder claims common in the United States — including securities class actions and fraud claims — are generally difficult to pursue in mainland China. Obtaining information needed for shareholder investigations or litigation involving foreign entities faces significant legal and practical obstacles. Under Article 177 of the PRC Securities Law (effective March 2020), overseas securities regulators may not directly conduct investigations or collect evidence within mainland China without prior consent from competent Chinese Mainland authorities. No organization or individual may provide documents or materials relating to securities business activities to overseas parties without such consent. Although local authorities may establish regulatory cooperation mechanisms with foreign securities regulators, cooperation with U.S. securities authorities has not been efficient in the absence of a mutual and practical cooperation framework. For risks associated with investing in us as a Cayman Islands company, see “You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.”

Chinese Mainland regulations on offshore investments by Chinese Mainland residents may limit our ability to inject capital or distribute profits, and non-compliance could subject our beneficial owners or subsidiaries to penalties.

The Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, promulgated on July 4, 2014, requires Chinese Mainland residents to register with local SAFE branches when they directly establish or indirectly control an offshore entity — referred to as a “special purpose vehicle” — for overseas investment or financing using legally owned domestic or offshore assets. Any significant changes to the special purpose vehicle, including capital increases or decreases, share transfers, mergers, or divisions, require amendment to the registration. Since June 1, 2015, local banks handle foreign exchange registration for overseas direct investment, including initial registrations and amendments, under SAFE Circular 37.

Failure by a Chinese Mainland resident shareholder to comply with SAFE Circular 37 registration requirements could: prohibit our Chinese Mainland subsidiaries from making profit distributions to offshore parents; restrict cross-border foreign exchange activities; limit our ability to inject additional capital into our Chinese Mainland subsidiaries; and result in liability for evasion of foreign exchange controls under Chinese Mainland law.

We have notified substantial beneficial owners of ordinary shares whom we know are Chinese Mainland residents of their registration obligations. However, we may not be aware of all Chinese Mainland-resident beneficial owners and have no control over their compliance. We cannot assure you that all such beneficial owners will register or amend their registrations under SAFE Circular 37 in a timely manner, or at all. Non-compliance could subject those beneficial owners or our Chinese Mainland subsidiaries to fines and legal sanctions, limit our ability to contribute capital to our Chinese Mainland subsidiaries, and restrict our subsidiaries’ ability to distribute dividends to the Company, any of which could materially and adversely affect our business, financial condition, and results of operations.

Chinese Mainland regulations on loans and capital contributions by offshore holding companies, and government controls on currency conversion, may restrict our ability to fund our Chinese Mainland operations.

As an offshore holding company, we may fund our Chinese Mainland subsidiaries through loans or capital contributions. However, loans to our Chinese Mainland subsidiaries cannot exceed statutory limits and must be registered with local SAFE branches. Capital contributions require filings in the Foreign Investment Comprehensive Management Information System and registration with other government authorities.

SAFE Circular 19 (became effective in June 2015; amended in March 2023) and SAFE Circular 16 (became effective in June 2016; amended in December 2023) regulate the use of RMB capital converted from foreign currency-denominated registered capital of foreign-invested enterprises. Key restrictions include:

●	RMB capital may not be used to issue entrusted loans or repay inter-enterprise or third-party bank loans;
●	RMB capital may not be used to grant loans to non-associated enterprises;
●	RMB capital converted from foreign currency may not be directly or indirectly used for purposes beyond the company’s business scope; and
●	while Circular 19 permits use of such capital for equity investments within mainland China, it remains unclear whether SAFE will permit this in practice.

Violations of Circular 19 or Circular 16 may result in administrative penalties. These restrictions may significantly limit our ability to transfer foreign currency proceeds, including proceeds from our initial public offering, to our Chinese Mainland subsidiaries.

We are also unlikely to make foreign currency loans to our consolidated VIEs or finance their activities through capital contributions, given restrictions on foreign currency loans to Chinese Mainland domestic companies and foreign investment restrictions applicable to the businesses our VIEs conduct.

We cannot assure you that we will complete required government registrations or obtain necessary approvals on a timely basis, or at all, for future loans or capital contributions to our Chinese Mainland subsidiaries or VIEs. Failure to do so could materially and adversely affect our liquidity and our ability to fund and expand our business in mainland China.

Failure to comply with Chinese Mainland regulations on employee share incentive plans may subject participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, Chinese Mainland residents who participate in share incentive plans in overseas non-publicly-listed companies due to their positions as director, senior management or employees of the Chinese Mainland subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are Chinese Mainland residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before the Company becomes an overseas listed company. Under SAFE’s February 2012 Notice on Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies, Chinese Mainland residents and non-Chinese Mainland citizens residing in mainland China for a continuous period of at least one year who participate in overseas listed company stock incentive plans must register with SAFE through a qualified domestic agent, which may be our Chinese Mainland subsidiary. Our directors, executive officers, and employees subject to these requirements must complete this registration. Failure to do so may result in fines, legal sanctions, restrictions on payments under our share incentive plans, limits on dividend or sales proceeds receipts, and restrictions on our ability to contribute capital to or receive dividends from our wholly foreign-owned enterprises in mainland China.

The State Administration of Taxation has also issued circulars requiring Chinese Mainland employees who exercise share options or receive restricted shares to pay Chinese Mainland individual income tax on such transactions. Our Chinese Mainland subsidiary must file relevant documents with tax authorities and withhold income taxes for employees exercising share options. Failure by employees to pay, or by us to withhold, the required taxes could result in sanctions from tax authorities or other Chinese Mainland government authorities.

We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under Chinese Mainland law.

We depend significantly on dividends and distributions from our principal operating subsidiaries to fund our offshore cash and financing requirements.

As a holding company, we rely on dividends, distributions, and remittances from our wholly-owned Chinese Mainland subsidiaries and consolidated VIEs to fund offshore requirements, including shareholder dividends, intercompany loans, offshore debt service, and operating expenses. If our subsidiaries or VIEs incur additional debt, the governing instruments may restrict their ability to make such payments to us.

Chinese Mainland law imposes the following restrictions on our subsidiaries’ ability to distribute profits:

●	Each Chinese Mainland subsidiary must set aside at least 10% of its net income annually into statutory reserves until cumulative reserves reach 50% of registered capital. These reserves and registered capital are not distributable as cash dividends.
●	Our wholly-owned Chinese Mainland subsidiary, as a wholly foreign-owned enterprise, cannot distribute profits until all prior fiscal year losses have been offset.
●	Profit distributions require approval by executive directors and shareholders before any distribution plan becomes effective.
●	Registered share capital and statutory reserve accounts are restricted from withdrawal up to the amount of net assets held in each operating subsidiary.

As a result, our Chinese Mainland subsidiaries are restricted in their ability to transfer net assets to shareholders as dividends, loans, or advances, which could limit our ability to meet offshore cash and financing requirements and materially and adversely affect our liquidity and financial condition.

Limitations on remittances from our VIEs and subsidiaries, and potential Chinese Mainland tax resident status, could materially affect our ability to access cash and reduce our profitability.

Limitations on our consolidated VIEs’ ability to remit funds to our wholly foreign-owned enterprises, and on our subsidiaries’ ability to pay dividends, could restrict our access to cash generated by those entities. This could limit our ability to make investments or acquisitions, pay dividends to shareholders, and fund our business operations.

Under the Chinese Mainland Enterprise Income Tax Law, enterprises incorporated outside mainland China with “de facto management bodies” located in mainland China may be treated as Chinese Mainland tax resident enterprises and subject to enterprise income tax at 25% on their global income. A “de facto management body” is one that exercises substantive and overall management and control over an enterprise’s production, personnel, accounting, and assets. The State Administration of Taxation’s Circular 82 (issued April 22, 2009; amended December 29, 2017) sets out specific criteria for determining whether a Chinese-controlled offshore enterprise has its de facto management body in mainland China. Although Circular 82 applies only to offshore enterprises controlled by Chinese Mainland enterprises, its criteria may reflect the tax authorities’ general approach to applying the de facto management body test to all offshore enterprises regardless of their controlling party.

We believe none of our entities outside mainland China qualifies as a Chinese Mainland tax resident enterprise. However, this determination rests with Chinese Mainland tax authorities, and significant uncertainty remains regarding the interpretation of “de facto management body.” If we were deemed a Chinese Mainland tax resident enterprise, our global income would be subject to 25% enterprise income tax, which could materially reduce our profitability and cash flow.

Dividends paid to foreign investors and gains on the sale of our ADSs or ordinary shares may be subject to Chinese Mainland withholding tax.

Under the Enterprise Income Tax Law and its implementing regulations, a 10% withholding tax applies to dividends paid to non-resident enterprise investors without an establishment in mainland China, to the extent such dividends are sourced within mainland China. Gains realized by such investors on the transfer of our shares are also subject to 10% Chinese Mainland tax if treated as mainland China-sourced income. If we are deemed a Chinese Mainland resident enterprise, dividends on our ordinary shares or ADSs and gains from their transfer may be treated as mainland China-sourced income and subject to these taxes. Dividends paid to individual non-Chinese Mainland resident investors would be subject to a 20% withholding tax.

Applicable tax treaties or arrangements between mainland China and other jurisdictions may reduce these tax liabilities. However, if we or any of our non-Chinese Mainland subsidiaries are deemed Chinese Mainland resident enterprises, it is unclear whether holders of our ADSs or ordinary shares could claim benefits under such treaties. Any imposition of Chinese Mainland tax on dividends paid to, or gains realized by, our non-Chinese Mainland investors could significantly reduce the value of your investment in our ADSs or ordinary shares.

We and our shareholders face uncertainties regarding Chinese Mainland tax on indirect transfers of equity interests or other assets attributable to mainland China.

In October 2017, the State Administration of Taxation issued the Bulletin on Issues Concerning the Withholding of Non-Chinese Mainland Resident Enterprise Income Tax at Source, or Bulletin 37, which partially replaced and supplemented rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-Chinese Mainland Resident Enterprises or Bulletin 7. Under Bulletin 7 (issued in February 2015; amended in December 2017), an indirect transfer of Chinese Mainland assets — including equity interests in an unlisted non-Chinese Mainland holding company of a Chinese Mainland resident enterprise — by a non-Chinese Mainland resident enterprise may be recharacterized as a direct transfer of the underlying Chinese Mainland assets if the arrangement lacks reasonable commercial purpose and was structured to avoid Chinese Mainland enterprise income tax. Gains from such recharacterized transfers are subject to Chinese Mainland enterprise income tax.

“Chinese Mainland taxable assets” include assets attributed to a Chinese Mainland establishment, immovable properties located in mainland China, and equity investments in Chinese Mainland resident enterprises. Factors considered in determining whether a transaction has reasonable commercial purpose include: whether the offshore entity’s equity value derives primarily from Chinese Mainland taxable assets; whether the offshore entity’s assets or income are primarily China-sourced; whether the offshore entity and its subsidiaries have genuine commercial substance evidenced by actual functions and risk exposure; the duration of the business model and organizational structure; whether the transaction could be replicated as a direct transfer; and applicable tax treaty treatment.

Tax rates on gains from indirect transfers are 25% where the transfer relates to assets of a Chinese Mainland establishment, and 10% where it relates to immovable properties or equity investments in Chinese Mainland resident enterprises not connected to a Chinese Mainland establishment, subject to applicable tax treaty relief. Bulletin 37 (issued October 2017), which replaced Circular 698 and partially replaced Bulletin 7, requires withholding agents to declare and pay withheld tax to competent tax authorities within 7 days of the withholding obligation arising, while transferors must file and pay tax within applicable statutory deadlines. Late payment results in default interest. Neither Bulletin 37 nor Bulletin 7 applies to sales of shares through public stock exchanges where such shares were acquired through public stock exchange transactions.

We face uncertainty regarding the reporting and tax implications of past and future transactions involving Chinese Mainland taxable assets, including offshore restructurings and sales of shares in our offshore subsidiaries. We may face filing or tax obligations as a transferor, and withholding obligations as a transferee, under these rules. Our Chinese Mainland subsidiary may also be required to assist with filings when non-Chinese Mainland resident enterprise investors transfer shares in the Company. Compliance with these requirements could require significant resources, and failure to comply could materially and adversely affect our financial condition and results of operations.

We are subject to restrictions on currency exchange that may limit our ability to fund offshore activities or pay dividends to shareholders.

Substantially all of our net income is denominated in Renminbi. The Renminbi is currently convertible under the current account — covering dividends, trade, and service-related transactions — but not freely convertible under the capital account, which covers foreign direct investment and loans. Our Chinese Mainland subsidiaries may purchase foreign currency for current account transactions, including dividend payments, without SAFE approval by complying with applicable procedural requirements. However, Chinese Mainland authorities may limit or eliminate this ability in the future. Capital account foreign exchange transactions remain subject to SAFE approval or registration requirements.

Because a significant portion of our future net income and cash flow will be denominated in Renminbi, existing and future currency exchange restrictions may limit our ability to use Renminbi-denominated cash to fund offshore business activities, pay dividends in foreign currencies to shareholders including ADS holders, and obtain foreign currency through debt or equity financing for our subsidiaries and consolidated VIEs.

Fluctuations in exchange rates between the Renminbi and U.S. dollar could materially reduce the value of your investment.

All of our revenue and substantially all of our costs are denominated in Renminbi. The Renminbi’s value against the U.S. dollar is affected by changes in Chinese Mainland’s political and economic conditions and foreign exchange policies, among other factors, and has at times fluctuated significantly and unpredictably. We cannot predict how market forces or government policy will affect this exchange rate in the future.

Any significant Renminbi revaluation could materially affect our results of operations and financial position when translated into U.S. dollars, and the value of and dividends payable on our ADSs. If we convert U.S. dollar proceeds into Renminbi for operations, Renminbi appreciation would reduce the Renminbi amount we receive. Conversely, if we convert Renminbi into U.S. dollars to pay dividends or for other business purposes, U.S. dollar appreciation would reduce the U.S. dollar amount available.

SEC proceedings against Chinese Mainland-based accounting firms could result in our inability to file financial statements in compliance with Exchange Act requirements.

In December 2012, the SEC instituted administrative proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against the Big Four Chinese Mainland-based accounting firms, including our independent registered public accounting firm, alleging violations of U.S. securities laws by failing to provide audit work papers with respect to certain Chinese Mainland-based companies under the SEC’s investigation. In January 2014, an administrative law judge ruled that each firm had violated SEC rules and imposed a six-month bar from practicing before the SEC. The firms appealed, and in February 2015 reached a settlement with the SEC under which: future SEC document requests would normally be made through the CSRC; the accounting firms would facilitate document production via the CSRC consistent with Section 106 of the Sarbanes-Oxley Act of 2002; and the CSRC established a procedure to review and sanitize requested documents before making them available to U.S. regulators. The underlying proceedings were deemed dismissed with prejudice on February 6, 2019, four years from the settlement date.

Despite the dismissal, the same procedures are expected to continue. We cannot predict whether the SEC will challenge the accounting firms’ compliance with U.S. law in cases where the CSRC declines to authorize document production. If the SEC restarts administrative proceedings or imposes additional remedial measures, U.S.-listed companies with significant Chinese Mainland operations may find it difficult or impossible to retain auditors for their mainland China operations. This could result in financial statements being deemed non-compliant with Exchange Act requirements, potential delisting, and adverse effects on our ADS market price. A determination that we have not timely filed compliant financial statements would substantially reduce or effectively terminate trading of our ADSs in the United States.

Our ADSs may be prohibited from trading in the United States under the HFCA Act if the PCAOB cannot fully inspect our auditors, which could materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act (the “HFCA Act”), signed into law on December 18, 2020 and amended on December 29, 2022, requires the SEC to identify issuers whose auditors the PCAOB cannot inspect and investigate completely. If we are identified as an SEC-identified issuer for two consecutive years, the SEC would prohibit our shares and ADSs from trading on any U.S. national securities exchange or over-the-counter market.

On December 16, 2021, the PCAOB determined it was unable to inspect and investigate registered public accounting firms completely headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from its list of jurisdictions where it cannot inspect or investigate completely registered public accounting firms. We were not identified as an SEC-identified issuer under the HFCA Act in 2024.

The PCAOB reassesses inspection access annually. If it determines in the future that it no longer has full access to inspect accounting firms in mainland China and Hong Kong, and we use an auditor headquartered in one of those jurisdictions, we would be identified as an SEC-identified issuer upon filing our Form 20-F for the relevant fiscal year. If that designation applies for two consecutive years, our securities would be prohibited from trading on any U.S. national securities exchange or over-the-counter market. Should that occur, we cannot assure you that we could list on a non-U.S. exchange or that a market for our shares would develop outside the United States. Such a prohibition would substantially impair your ability to buy or sell our ADSs, negatively affect our ADS price, and materially limit our ability to raise capital on acceptable terms, which would have a material adverse impact on our business, financial condition, and prospects.

The Chinese Mainland government exerts substantial influence over our business, and any government intervention could materially affect our operations, limit our ability to offer securities, or cause the value of our securities to decline significantly or become worthless.

The Chinese Mainland government exercises substantial control over virtually every sector of China’s economy through regulation and state ownership. Substantially all of our operations are in mainland China, making us subject to changes in laws governing taxation, data security, environmental regulations, land use rights, property, and other matters. Central or local governments may impose new or stricter regulations requiring additional compliance expenditures. Government decisions to reverse economic reforms, return to more centralized planning, or vary economic policy implementation across regions could significantly affect economic conditions and require us to divest interests in mainland Chinese properties.

Our business segments may face government and regulatory interference across the provinces in which we operate, including from local and municipal agencies. We may incur increased costs to comply with existing and newly adopted laws and regulations, or face penalties for any failure to comply.

It is uncertain whether we will be required to obtain Chinese Mainland government permission to list on U.S. exchanges or enter into VIE Agreements in the future, and whether any such permission once obtained could be denied or rescinded. Although we are not currently required to obtain such permission and have not received any denial, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry.

Risks Relating to Our Ordinary Shares and ADSs

The trading price of our ADSs may be volatile, which could result in substantial losses to investors.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control, including the performance and fluctuation in market price of other companies listed in the United States with business operations located mainly in Chinese Mainland. The securities of some Chinese Mainland-based companies listed in the United States have experienced significant volatility since their initial public offerings, and the trading performance of such companies — including internet, online retail, and consumer finance companies — may affect investor sentiment toward all Chinese companies listed in the United States, regardless of our actual operating performance. Negative news about corporate governance, fraudulent accounting, or corporate structure issues at other Chinese companies could similarly affect investor attitudes toward us. Broad market fluctuations unrelated to our performance, such as the significant price declines experienced in late 2008, early 2009, the second half of 2011, and in 2015, may also materially and adversely affect our ADS trading price.

In addition, our ADS price and trading volume may fluctuate due to:

●	regulatory developments affecting us or our industry;
●	studies or reports on the quality of our credit offerings or those of competitors;
●	changes in economic performance or market valuations of other consumer finance companies;

●	actual or anticipated fluctuations in our quarterly results or changes to expected results;
●	changes in financial estimates by securities research analysts;
●	market conditions for consumer finance services;
●	announcements of new products, acquisitions, strategic relationships, joint ventures, or capital commitments by us or competitors;
●	additions to or departures of senior management;
●	fluctuations in the Renminbi/U.S. dollar exchange rate;
●	allegations of inadequate internal controls, corporate governance failures, or fraud involving China-based issuers;
●	release or expiry of lock-up or transfer restrictions on our shares or ADSs; and
●	sales or perceived potential sales of additional ordinary shares or ADSs.

Unfavorable, inaccurate, or insufficient analyst coverage could cause our ADS price and trading volume to decline.

Our ADS trading market depends in part on research and reports published by securities and industry analysts about us or our business. If analysts do not establish or maintain adequate coverage, downgrade our ADSs, publish inaccurate or unfavorable research, cease coverage, or fail to publish reports regularly, our market price and trading volume could decline.

Dividends are declared at our board’s discretion, and your return on investment may depend mainly on ADS price appreciation.

On August 28, 2023, we declared a special cash dividend of US$0.17 per ADS with a record date of September 19, 2023. On March 26, 2024, our board adopted a semi-annual cash dividend policy under which dividend declarations and amounts are determined at the board’s discretion based on the Company’s operations, earnings, cash flow, financial condition, and other relevant factors. The following dividends have been declared under that policy:

Declaration Date	Period		Amount per ADS
March 26, 2024	Second half of 2023	US$	0.17
August 21, 2024	First half of 2024	US$	0.17
March 19, 2025	Second half of 2024	US$	0.25
August 18, 2025	First half of 2025	US$	0.28

For further detail, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

Our board may revise or cancel the dividend policy at any time. Under Cayman Islands law, dividends may be paid from profit or share premium, provided the company can pay its debts as they fall due in the ordinary course of business. Shareholders may declare dividends by ordinary resolution, but no dividend may exceed the amount recommended by our directors. Future dividend amounts and timing will depend on our results of operations, cash flow, capital requirements, distributions received from subsidiaries, and other factors our board deems relevant.

Accordingly, your return on investment in our ADSs will likely depend mainly on future price appreciation. There is no guarantee that our ADSs will appreciate in value or maintain their purchase price, and you may not realize any return or may lose your entire investment.

Substantial future sales or perceived potential sales of our ADSs could cause our ADS price to decline significantly.

As of March 31, 2026, we had 231,097,037 ordinary shares outstanding, comprising 133,497,037 Class A ordinary shares and 97,600,000 Class B ordinary shares. ADSs held by non-affiliates are freely transferable without restriction under the Securities Act. All other outstanding ordinary shares are available for sale subject to volume and other restrictions under Rules 144 and 701 under the Securities Act. Lock-up restrictions may be released early at the discretion of the designated representatives, and any shares sold into the market before lock-up expiration could cause our ADS price to decline significantly.

Certain major shareholders have registration rights that, once exercised, would allow their shares to be freely traded without restriction under the Securities Act upon registration effectiveness. Sales of these ADSs in the public market, or the perception that such sales could occur, could cause our ADS price to decline significantly.

ADS holders have limited voting rights and may not be able to direct the voting of their underlying Class A ordinary shares.

Holders of ADSs do not have the same rights as our registered shareholders. As an ADS holder, you may not attend shareholder meetings or vote directly at such meetings. You may only exercise voting rights indirectly by providing voting instructions to the depositary under the deposit agreement. If we request your instructions, the depositary will attempt to vote your underlying Class A ordinary shares accordingly. If we do not make such a request, the depositary may but is not required to vote per your instructions.

To vote directly, you would need to withdraw your underlying shares and become a registered shareholder before the record date for the relevant meeting. In practice, you may not receive sufficient advance notice to do so when a general meeting is convened, and our directors may close the register of members or fix a record date that prevents timely withdrawal. We cannot assure you that voting materials will reach you in time to direct the depositary. The depositary and its agents are not responsible for failing to carry out, or for the manner of carrying out, your voting instructions. As a result, you may be unable to exercise your voting rights, and you may have no legal remedy if your shares are not voted as requested.

Stakeholder’s right to participate in future rights offerings may be limited, which could dilute your holdings.

We may distribute rights to shareholders to acquire our securities, but we cannot make such rights available to U.S. holders unless both the rights and underlying securities are registered under the Securities Act or an exemption is available. We are under no obligation to file a registration statement or establish an exemption. As a result, stakeholder may be unable to participate in future rights offerings and may experience dilution in your holdings.

Stakeholder may not receive non-cash distributions if the depositary determines it is impractical to make them available.

The depositary will distribute to ADS holders, in proportion to the number of ordinary shares their ADSs represent, any securities or other property received on our ordinary shares, after deducting its fees and expenses. However, the depositary may at its discretion determine that a distribution is inequitable or impractical — for example, if distributing certain property by mail is not feasible or if the distribution’s value is less than the cost of delivery. In such cases, the depositary may elect not to distribute the property to you.

Stakeholder’s ADSs may be subject to transfer restrictions.

Although your ADSs are transferable on the depositary’s books, the depositary may close its transfer books at any time it deems expedient to perform its duties, or refuse to deliver, transfer, or register ADS transfers when our books or the depositary’s books are closed, when required by law or any governmental body, or when we or the depositary otherwise deem it advisable under the deposit agreement, or for any other reason.

ADS holders may not be entitled to a jury trial for claims arising under the deposit agreement, which could result in less favorable outcomes.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that ADS holders waive, to the fullest extent permitted by law, the right to a jury trial for any claim against us or the depositary arising out of or relating to our shares, the ADSs, or the deposit agreement, including claims under U.S. federal securities laws. If enforced, disputes would be heard by a judge rather than a jury, which could result in different and potentially less favorable outcomes for plaintiffs.

The enforceability of this waiver would be determined by the applicable court based on the facts and circumstances of each case. We believe the waiver is generally enforceable under laws of the State of New York, which governs the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case as ADS holders knowingly and voluntarily accepted it.

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

If the waiver is found unenforceable, an action may proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder. We advise you to consult legal counsel regarding this provision before entering into the deposit agreement. Nothing in the deposit agreement waives compliance with any substantive provision of U.S. federal securities laws.

Certain judgments obtained against us by shareholders may not be enforceable.

We are a Cayman Islands exempted company with operations, assets, directors, and executive officers and their assets located substantially outside the United States. As a result, it may be difficult or impossible to bring an action against us or our directors and officers in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, mainland China, or other relevant jurisdictions may prevent you from enforcing a judgment against our assets or those of our directors and officers.

Cayman Islands incorporation may limit your ability to protect your interests and rights through U.S. courts.

Our corporate affairs are governed by our memorandum and articles of association, the Cayman Companies Act, and common law of the Cayman Islands. Shareholder rights, minority shareholders’ actions and directors’ fiduciary duties under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as under statutes or judicial precedent in some jurisdictions in the United States. Cayman Islands securities laws are less developed than those in the United States, and Cayman Islands companies may not have standing to initiate shareholder derivative actions in U.S. federal courts.

Shareholders of Cayman Islands exempted companies have no general right to inspect corporate records beyond our memorandum and articles of association, register of mortgages and charges, and copies of special resolutions passed by the shareholders. Our directors have discretion over whether and under what conditions shareholders may inspect other corporate records, and are not obligated to make them available. This may make it more difficult to obtain information needed to establish facts for a shareholder resolution or to solicit proxies in a proxy contest.

As a result, our public shareholders may have greater difficulty protecting their interests against actions taken by our management, board of directors, or controlling shareholders than shareholders of a U.S.-incorporated company would.

Our memorandum and articles of association contain anti-takeover provisions that could discourage third-party acquisitions and limit shareholders’ opportunity to sell shares at a premium.

Our second amended and restated memorandum and articles of association contain provisions limiting others’ ability to acquire control of the Company or effect change-of-control transactions. These provisions could deprive shareholders of the opportunity to sell shares at a premium by discouraging tender offers or similar transactions.

In particular, our board of directors may, without shareholder approval, issue preferred shares in one or more series with designations, voting rights, dividend rights, conversion rights, redemption terms, and liquidation preferences that may be greater than those of our ordinary shares. Preferred shares could be issued quickly to delay or prevent a change of control or make management removal more difficult, which could cause our ADS price to fall and materially and adversely affect the voting and other rights of ordinary shareholders and ADS holders.

As a foreign private issuer, we are exempt from certain disclosure requirements applicable to U.S. domestic public companies, which may limit the information available to you.

As a foreign private issuer under the Exchange Act, we are exempt from the following provisions applicable to U.S. domestic issuers:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	short-swing profit disgorgement rules under Section 16(b) and short-sale restrictions under Section 16(c) of the Exchange Act; and
●	the selective disclosure rules under Regulation FD.

We are required to file an annual report on Form 20-F within four months of fiscal year end each fiscal year. We intend to publish quarterly results as press releases distributed under NYSE rules. Material events and financial results will be furnished to the SEC on Form 6-K. However, our disclosure obligations are less extensive and less timely than those of U.S. domestic issuers, and as a result you may not receive the same level of information or protections as you would when investing in a U.S. domestic issuer.

As a foreign private issuer, we follow Cayman Islands corporate governance practices that differ from NYSE standards and may afford shareholders less protection.

NYSE rules permit foreign private issuers to follow home country corporate governance practices. As a Cayman Islands company, we are not required to: (i) have a majority of the board be independent; (ii) obtain shareholder approval for securities issuances in certain situations; or (iii) hold regularly scheduled executive sessions with only independent directors each year. We intend to rely on these exemptions unless otherwise required by applicable law or disclosed in this annual report. As a result, you may not receive the protections afforded by full compliance with NYSE corporate governance standards.

We may be classified as a passive foreign investment company (PFIC), which could result in adverse U.S. federal income tax consequences for U.S. investors.

A non-U.S. corporation is a PFIC for any taxable year in which either: (i) 75% or more of its gross income is passive income; or (ii) 50% or more of the quarterly value of its assets consists of assets that produce or are held to produce passive income. Passive income generally includes interest, dividends, rents, royalties, and gains from financial investments. Cash is treated as a passive asset. Goodwill is an active asset to the extent attributable to business activities generating active income. A non-U.S. corporation owning at least 25% by value of the shares of another corporation is treated as holding a proportionate share of that corporation’s assets and income.

There is a significant risk that we were a PFIC for our 2020 taxable year and that we may be a PFIC for current and future taxable years, due to the following uncertainties:

●	Our market capitalization declined in 2020, reducing the value of goodwill and active assets relative to passive assets.
●	It is unclear whether the assets of our Consolidated Trusts should be treated as owned by us for PFIC purposes. While these trusts are consolidated for accounting purposes, we believe it is reasonable to treat their assets as not owned by us for PFIC purposes — but there is no assurance in this regard. If the trusts’ assets are treated as ours, we would be a PFIC for 2020.

●	It is unclear how our VIE contractual arrangements should be treated under the PFIC rules. Because we exercise effective control over our VIEs and receive substantially all of their income, we believe it is appropriate to treat the VIEs as owned by us for PFIC purposes — but there is no assurance in this regard. If our VIEs are not treated as owned by us, we may be a PFIC for any affected taxable year.
●	It is not entirely clear how to calculate the percentage of our active assets when goodwill is not a positive amount, or the extent to which certain balance sheet assets should be treated as active.

If we are a PFIC for any taxable year during which a U.S. investor holds our ADSs or ordinary shares, that investor may face increased tax liabilities and certain reporting requirements. For further detail, see “Item 10. Additional Information—10.E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

We will continue to incur increased costs as a public company, particularly following the loss of emerging growth company status.

Since our initial public offering, we have incurred and expect to continue to incur significant legal, accounting, and compliance costs that we did not face as a private company. The Sarbanes-Oxley Act of 2002, and related SEC and NYSE rules impose various corporate governance requirements that increase our compliance costs and make certain activities more time-consuming. As we are no longer an emerging growth company, we devote substantial management effort and expense to compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and other SEC requirements. For example, we have incurred and will continue to incur additional costs associated with our public company reporting requirements.

We also face the risk of securities class action lawsuits, which are common against public companies during periods of share price volatility. Any such litigation — whether or not successful — could divert significant management attention, harm our reputation, restrict our ability to raise capital, and require us to pay significant damages, materially and adversely affecting our financial condition and results of operations.

Risks Relating to Our Investments

Our investments using our own capital carry significant risks and may not generate profits for a considerable period of time.

We invest our own capital in limited partnership interests in private partnerships, which we believe offer opportunities to explore innovative technologies and improve long-term profitability. We currently have no plans to dispose of these investments. However, we may make unsound investment decisions due to fraudulent, inaccurate, or misleading information during due diligence, or due to misjudgments about the value or prospects of target investments.

Certain investments focus on the blockchain industry and digital assets, which remain in early stages of development and have not been widely adopted. Any significant decline in our investment portfolio could adversely affect our business, results of operations, and financial condition.

As a limited partner, we have no control over or ability to manage the affairs of these partnerships, and cannot mandate or block material partnership decisions. Key risks include: partnerships failing to operate in a compliant manner, incurring excessive debt, or becoming bankrupt; funds held in small or mid-size banks being exposed to financial instability or liquidity risks; general partners acting in ways that do not serve our interests; inadequate internal controls within the partnerships; and partnerships failing to honor their agreements with us, for which we may have limited or no recourse. Our investees may not issue distributions, and even when they do, we may face liquidity constraints until distributions are received. Any negative publicity about our investees, whether substantiated or not, could also harm our reputation and brand. If any of these risks materialize, our business, reputation, financial condition, and results of operations could be materially and adversely affected.

Poor investment performance could reduce our revenue and impair our ability to raise capital.

If our investees perform poorly, we may receive little or no income, or incur losses, on our principal investments. Poor investment performance may also deter future investment in us, adversely affecting our revenue, results of operations, financial condition, and cash flow.

Our strategic investments are subject to significant liquidity risks.

Many of our investments are in non-publicly traded limited partnership interests that are subject to contractual or legal restrictions on transfer. We may be unable to sell these interests at expected prices or may need to defer sales for a considerable period of time. Market conditions and regulatory developments may further delay our ability to exit and realize returns on investments. These factors create a high degree of risk, and we may lose some or all of the principal amount invested.

Our due diligence process may not reveal all relevant facts, which could result in poor investment decisions.

Before making investments, we conduct due diligence that we deem reasonable and appropriate given the facts and circumstances of each opportunity, evaluating business, financial, regulatory, tax, accounting, environmental, and legal issues with the assistance of outside consultants, legal advisors, and accountants as needed. However, we rely on information provided by the target and, in some cases, third-party analysis, which may be incomplete or limited. Our due diligence may therefore fail to reveal all relevant facts necessary to fully evaluate an investment opportunity.

Some investment targets may have unresolved regulatory, tax, fraud, or accounting investigations, or face accusations of improper conduct including bribery and corruption. Even enhanced due diligence may not identify all relevant facts or accurately assess potential settlements, enforcement actions, or judgments that could materially affect the target’s operations, financial condition, and prospects. Failure to identify material risks could have a material adverse effect on our results of operations, financial condition, and cash flow.

Volatility in digital asset prices could cause significant fluctuation in the value of our investments and adversely affect our financial position.

Certain private partnerships we have invested in focus on the blockchain industry. Digital asset prices have historically been highly volatile, and a decline in a single digital asset can trigger volatility across the entire sector. In 2022, market volatility was elevated due to macroeconomic conditions — including high inflation and rising interest rates — and the collapse of several key industry participants, including the Luna cryptocurrency, Three Arrows Capital, Celsius, Voyager Digital, and FTX. In response, we recognized additional impairment and losses on affected investments. In 2025, digital asset market performance did not necessitate further impairment or loss recognition.

Significant uncertainties remain regarding future digital asset price volatility, which depends on factors beyond our control that are difficult to predict. Future market volatility could cause significant fluctuation in the value of our investments and materially and adversely affect our financial position.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

X Financial was incorporated in the Cayman Islands in January 2015 under the name Winning Financial Service Inc. and renamed X Financial in August 2017. On September 19, 2018, we completed an initial public offering of 11,763,478 ADSs representing 23,526,956 Class A ordinary shares, and our ADSs have been traded on the NYSE under the symbol “XYF” since that date.

●	March 2014: Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd. (“Shenzhen Ying Zhong Tong (VIE)”) incorporated, controlled by Mr. Yue (Justin) Tang.
●	March 2015: Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd. (“Beijing Ying Zhong Tong (VIE)”) incorporated by co-founders Mr. Yue (Justin) Tang and Mr. Baoguo Zhu, controlled by Mr. Tang.
●	October 2015: YZT (HK) Limited incorporated as X Financial’s wholly-owned intermediate holding company. YZT (HK) Limited incorporated Xiaoying (Beijing) Information Technology Group Co., Ltd. (“Beijing WFOE”) as its wholly-owned Chinese Mainland subsidiary.
●	October–December 2016: Shenzhen Xiaoying Technology Co., Ltd. (“Shenzhen Xiaoying (VIE)”) incorporated by entities controlled by Mr. Tang, Mr. Baoguo Zhu, and other investors. In December 2016, Shenzhen Xiaoying (VIE) acquired all equity interests in Shenzhen Ying Zhong Tong (VIE).
●	December 2017: Corporate restructuring completed in contemplation of our initial public offering. Beijing WFOE entered into VIE Agreements with Beijing Ying Zhong Tong (VIE) and Shenzhen Xiaoying (VIE) on December 22, 2017. Shareholders of Shenzhen Xiaoying (VIE) changed to Mr. Tang and entities controlled by Mr. Tang and Mr. Zhu.
●	September 2018: Initial public offering completed. ADSs listed on NYSE under “XYF.”
●	May 2021: Shenzhen Quanbei Microcredit Co., Ltd. (“Quanbei Microcredit (VIE)”) incorporated by Shenzhen Xiaoying (VIE) with an online microcredit business operating license. Shenzhen Xiaoying (VIE) completed capital contributions of RMB 1 billion to Quanbei Microcredit (VIE) by end of November 2021.
●	December 2021: Mr. Baoguo Zhu transferred all shares of Beijing Ying Zhong Tong (VIE) to Mrs. Sun Jing. New VIE Agreements entered into with Mr. Tang and Mrs. Sun Jing.
●	May 2022: Tianjin Yuexin Financing Guarantee Co., Ltd. (“Tianjin Yuexin”) incorporated in mainland China by Shenzhen Puhui with a financing guarantee license. Shenzhen Puhui completed capital contributions of RMB 50 million to Tianjin Yuexin.
●	October 2023: Mr. Baoguo Zhu transferred all shares of Shenzhen Xiaoying (VIE) to an entity controlled by Mr. Tang. New VIE Agreements entered into with Mr. Tang and entities he controls.
●	December 2023: Registered capital of Tianjin Yuexin increased to RMB 1 billion.
●	December 2024: Chongqing Xiaoying Information Technology Co., Ltd. incorporated as a wholly-owned subsidiary of Shenzhen Xiaoying Puhui Technology Co., Ltd.
●	August 2025: Chongqing Xiaoying Information Technology Co., Ltd. received approval from the Financial Development Service Center of Pingba District, Chongqing to add “financial information services” to its business scope.

For a description of our VIE Agreements and organizational structure, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Consolidated VIEs and their Shareholders.” Our corporate headquarters is located at 7-8F, Block A, Aerospace Science and Technology Plaza, No. 168, Haide Third Avenue, Nanshan District, Shenzhen 518067, PRC (telephone: +86-0755-86282977). Our registered office in the Cayman Islands is at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104. Our investor relations website is at http://ir.xiaoyinggroup.com/.

4.B. Business Overview

Overview

X Financial is a leading Chinese fintech platform focused on technology-driven personal finance and loan facilitation, committed to connecting borrowers with institutional funding partners through proprietary big data-driven technology. We have established strategic partnerships with financial institutions across multiple areas of our operations, enabling us to facilitate loans to prime borrowers under a robust risk assessment and control system.

We offer differentiated products specifically catered to the financing needs of individuals in Chinese Mainland. Our primary loan product is Xiaoying Credit Loan, a category of online personal credit loan products facilitated through our platform, including our flagship product Xiaoying Card Loan — which offers borrowers a combination of small credit lines and attractive interest rates — and other unsecured loan products we introduce from time to time. In 2023, 2024, and 2025, total loans facilitated amounted to RMB 105,557 million, RMB 104,889 million, and RMB 130,552 million, respectively. The delinquency rate for outstanding loans 31-60 days past due increased from 1.17% as of December 31, 2024 to 2.90% as of December 31, 2025. As of December 31, 2023, 2024, and 2025, the IRR of our major loan products did not exceed 36%.

Technology and Risk Management

Our proprietary risk control system, WinSAFE, builds risk profiles of prospective borrowers using data from reputable credit information providers employed by traditional financial institutions, augmented by social and behavioral data from internet and mobile platforms not typically utilized by traditional financial institutions. Leveraging machine learning and data analysis, we assess each borrower’s value, repayment capability, and propensity to repay, enabling us to offer differentiated credit limits based on individual credit assessments. This data-driven methodology has helped us achieve a strategic balance between borrower expansion and asset quality control.

Our business model is not labor-intensive, and we manage transaction and operating costs effectively. Our highly automated risk management system and technology infrastructure enable us to process large volumes of transactions simultaneously. In 2023, 2024, and 2025, net revenue per employee was RMB9,241,620, RMB10,429,453, and RMB11,880,909, respectively, and general and administrative expenses as a percentage of total net revenues were 3.2%, 3.0%, and 2.6%, respectively.

Financial Institutional Cooperators

We benefit from strategic partnerships with licensed financial institutional cooperators whose credit insurance and financing guarantee services significantly enhance our institutional funding partners’ confidence in our platform. Our financial institutional cooperators’ credit assessment models draw on databases including the PBOC Credit Reference Center, which is available only to licensed financial institutions. Their insurance and guarantee decision opinions serve as key inputs into our comprehensive credit risk management system alongside behavioral and credit data.

Revenue Model

We generate revenue primarily from: (i) loan facilitation service fees for matching institutional funding partners with borrowers; (ii) post-origination service fees over the lifetime of loans; (iii) financing income comprising interest from our microcredit business and financing fees on loans facilitated through Consolidated Trusts and Partnerships; and (iv) guarantee income from financing guarantee business. We charge service fees to borrowers indirectly through financial institutional cooperators — financing guarantee companies charge borrowers a guarantee fee, a portion of which is paid to us — or directly to certain institutional funding partners. Our subsidiary Tianjin Yuexin commenced financing guarantee operations in 2023. For further detail, see “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with Financial Institutional Cooperators.”

Total net revenue was RMB4,814.9 million in 2023, RMB5,871.8 million in 2024 and RMB7,639.4 million (US$1,092.4 million) in 2025. Net income was RMB1,186.8 million in 2023, RMB1,540.0 million in 2024, and RMB1,464.6 million (US$209.4 million) in 2025.

Our Borrowers and Loan Products

Overview

We strategically target prime borrowers underserved by traditional financial institutions. We define prime borrowers as individuals with sound credit history, an established record with the PBOC Credit Reference Center, and generally no late payment of over 60 days in the previous six months. We assess each borrower’s credit history alongside our proprietary risk management review system.

Loan Products

Our main loan product category is Xiaoying Credit Loan, which comprises Xiaoying Card Loan — our flagship product targeting young consumers with a combination of small credit lines and attractive interest rates — and other unsecured loan products we introduce from time to time.

Borrower and Volume Statistics

From the commencement of our loan facilitation business through December 31, 2025, we facilitated loans to a cumulative total of 20,174,424 active borrowers. Annual active borrowers grew from 4,495,997 in 2023 to 5,231,887 in 2024 and 6,688,186 in 2025. Total loan facilitation and origination volume was RMB 105,557 million in 2023, RMB 104,889 million in 2024, and RMB 130,552 million in 2025. The table below sets forth the breakdown of loan facilitation volume by product for the periods indicated.

	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2023		2024		2025
	RMB		RMB		RMB
Loan Product	in millions	%	in millions	%	in millions	%
Xiaoying Credit Loan (1)	105,550	100.0%	104,889	100.0%	130,552	100%
Others	7	0.0%	—	—	—	—
Total	105,557	100.0%	104,889	100.0%	130,552	100%

Notes:

(1)	The data set forth herein includes Xiaoying Card Loan and other unsecured loan products that we operated. Xiaoying Card Loan was launched in December 2016.

Loans delinquent for more than 60 days are charged off and excluded from outstanding balance. Xiaoying Housing Loan is an exception — as a secured product, we retain the right to exercise claims against collateral, and accordingly do not exclude delinquent Xiaoying Housing Loans from outstanding balance. Outstanding loan balance facilitated to borrowers was RMB 48.8 billion as of December 31, 2023, RMB 52.3 billion as of December 31, 2024, and RMB 50.5 billion as of December 31, 2025. The table below sets forth the breakdown of outstanding loan balance by product as of the dates indicated.

	As of December 31,		As of December 31,		As of December 31,
	2023		2024		2025
	RMB		RMB		RMB
Loan Product	in millions	%	in millions	%	in millions	%
Xiaoying Credit Loan	48,813	99.9%	52,302	100.0%	50,425	99.9%
Xiaoying Housing Loan (1)	34	0.1%	26	0.0%	26	0.1%
Total	48,847	100.0%	52,327	100.0%	50,451	100.0%

Notes:

(1)	Xiaoying Housing Loan, launched in July 2015, was a secured loan product for property owners and was discontinued in February 2019.

For comparability with industry peers, we also present outstanding loan balance excluding loans overdue more than 180 days, except for Xiaoying Housing Loan. On this basis, outstanding loan balance was RMB 51.1 billion as of December 31, 2023, RMB 54.2 billion as of December 31, 2024, and RMB 55.4 billion as of December 31, 2025. The table below sets forth the breakdown by product as of the dates indicated.

	As of December 31,		As of December 31,		As of December 31,
	2023		2024		2025
	RMB		RMB		RMB
Loan Product	in millions	%	in millions	%	in millions	%
Xiaoying Credit Loan	51,077	99.9%	54,166	100%	55,334	100.0%
Xiaoying Housing Loan	34	0.1%	26	0.0%	26	0.0%
Total	51,111	100%	54,192	100%	55,360	100%

Xiaoying Credit Loan

Xiaoying Credit Loan is our category of unsecured loan products, currently comprising our flagship Xiaoying Card Loan and other unsecured products we may introduce in the future.

Xiaoying Card Loan

Launched in December 2016, Xiaoying Card Loan is our primary online personal credit loan product.

Borrowers

Xiaoying Card Loan targets primarily young consumers in the early stages of their careers with insufficient credit lines from traditional credit card issuers, who use Xiaoying Card Loan to supplement their credit and meet consumption needs.

Products

We offer Xiaoying Card Loan in amounts ranging from RMB 500 to RMB 100,000, with terms of three, six, nine, or twelve installments. Borrowers repay principal and interest in equal monthly installments based on the original principal amount. Prior to December 7, 2017, we deducted part of the service fees from the loan principal in advance and received the remaining fees in equal monthly installments.

The following table sets forth key volume and balance statistics for Xiaoying Card Loan for the periods indicated:

Metric	2023	2024	2025
Loans facilitated (number)	8,338,928	9,444,204	12,818,149
Total loan amount (RMB million)	105,550	104,889	130,552
Average loan amount per transaction (RMB)	12,658	11,106	10,185
Outstanding balance (RMB million)	48,813	52,302	50,425

Transaction Process

We facilitate most of Xiaoying Card Loan through a mobile application which is a simple, secure and convenient loan application process. The following diagram illustrates a simplified transaction process of Xiaoying Card Loan:

Stage 1: Application

Applicants of Xiaoying Card Loan must first register a user account by providing personal details including mobile phone number and identity card information. Identity cards are automatically captured and verified using Optical Character Recognition (OCR) technology, and applicants complete biometric recognition through specific poses facing their phone’s front camera. When selecting a desired loan amount and term, applicants provide additional information including current residential address, contacts, and debit card details for monthly repayment.

Stage 2: Verification

Upon submission of a completed application, we verify each applicant’s information using multiple authentication technologies and internal and external databases, including face scanning, OCR, internal and industry blacklists provided by third-party databases, and applicant mobile activity data, to identify and screen fraudulent applications. For further detail, see “—Risk Management.”

Stage 3: Credit Assessment

Verified applications enter our proprietary risk control system, WinSAFE, where we conduct credit assessment using our internal database. We also submit applicant identity information to our financial institutional cooperators, who provide insurance or guarantee credit opinions based on their own credit analysis models. We embed these opinions into our risk management model to assign each applicant a credit grade reflecting our prediction of future delinquency likelihood, considering multiple factors including the applicant’s ability to fund repayment obligations.

We continuously optimize WinSAFE by incorporating new data — including our own accumulated data and third-party collaborations with other online lending platforms — to better evaluate applicant income levels and overall indebtedness across platforms. A borrower’s credit grade is not updated until they apply for a new loan, at which point their full repayment history across all existing loans is incorporated into the model to determine the credit grade for the new application. For further detail, see “—Risk Management.”

Stage 4: Approval and Funding

Following credit assessment, we may (i) approve the loan application, (ii) approve it subject to a modified loan amount, or (iii) decline it. Applicants are notified of the results. For approved applications, we may submit the application to institutional funding partners for their credit assessment. Once a loan is fully subscribed following the institutional funding partner’s risk control review, funds are transferred to the borrower’s account and the borrower enters into the relevant loan agreements.

Stage 5: Servicing and Collection

We provide repayment reminders to Xiaoying Card Loan borrowers through in-app notifications, SMS, and phone calls before each scheduled repayment date. For defaulting borrowers, we charge a daily penalty fee on past due loan principal. We classify defaulting borrowers by risk level based on loan type, outstanding amount, delinquency period, and historical repayment pattern, and pursue repayment through text messages, phone calls, and other legitimate actions, including recovery of delinquent loan balance, accrued interest, and default charges.

We outsource most collection services to third-party collection agencies, which are required to use our servicing and collection system and comply with our guidelines and standards. We monitor their performance through KPI tracking, call recording reviews, site visits, complaint call reviews, internal training, and assessments.

Borrower Acquisition and Retention

Xiaoying Card Loan attracts prime borrowers through its combination of small credit lines and competitive borrowing costs. Our advanced credit analytics enable a user-friendly application process, efficient credit decisions, and speedy fund disbursement, which in turn supports borrower base expansion. We promote Xiaoying Card Loan and our loan facilitation services through online channels including our website, mobile application, search engines, app stores, third-party apps, and WeChat self-media public accounts.

To retain existing borrowers, we offer convenient lending services and reward good repayment history with higher loan limits, discounted service fees, and enhanced referral programs.

Our Investors and Institutional Funding Partners

Institutional funding partners provide the substantial majority of funding for loans we facilitate. In 2023, 2024, and 2025, institutional funding partners provided 97.2%, 95.9%, and 96.6% of total loan funding respectively, with our own capital providing the remainder. We obtained a network microcredit license from the Local Financial Regulatory Bureau of Shenzhen Municipality in May 2021 and commenced online microcredit operations in July 2021.

Trust and Partnership Structure

We have established business relationships with certain trusts administered by third-party trust companies. These trusts invest solely in loans facilitated on our platform, providing returns to trust beneficiaries through borrower interest payments. In 2021, we developed an additional model with certain trust partners, jointly establishing limited partnership enterprises (the “LPs”) that also invest solely in platform-facilitated loans. As general partner, we are responsible for LP business operations and authorized to execute contracts on their behalf. We consolidate these trusts and LPs because we have the power to direct their operating activities and absorb or receive their potential residual losses or returns.

Risk Control and Guarantee Arrangements

We work with financial institutional cooperators — including insurance companies and financing guarantee companies — to provide insurance or guarantee coverage on loans funded by institutional funding partners. This coverage enhances funding partners’ confidence and enables us to obtain funding on favorable terms. In July 2023, Tianjin Yuexin commenced providing guarantees for certain loans facilitated by us and funded by institutional funding partners. Tianjin Yuexin has entered into deposit arrangements with those institutional funding partners to compensate them in the event it fails to fulfill its guarantee obligations. The deposit amount is separately agreed with each institutional funding partner.

Our Partnership with Financial Institutional Cooperators

We have established in-depth partnerships with financial institutional cooperators — including insurance companies and financing guarantee companies — that provide credit insurance and financing guarantee services protecting institutional funding partners against borrower defaults on both principal and interest. Substantially all of our cooperators hold at least an AA+ credit rating from reputable rating agencies, cover both North and South China, and have registered capital of more than RMB 1 billion. As of December 31, 2025, external financial institutional cooperators covered 80.5% of our outstanding loans. We monitor our cooperators’ financial condition and credit ratings periodically.

Credit Insurance and Guarantee Services

Our subsidiary Tianjin Yuexin, which holds a financing guarantee license, commenced guarantee operations in June 2023 for certain loans funded by Quanbei Microcredit (VIE), and expanded in July 2023 to cover certain loans funded by institutional funding partners. It currently operates under multiple guarantee structures tailored to different partner and risk profiles.

We have also expanded cooperation with high-quality external financial institutional cooperators that protect institutional funding partners from borrower default losses and charge fees to borrowers, a portion of which is subsequently paid to us as service fees.

Deposit Arrangements

Since November 2019, we have entered into deposit arrangements with our financial institutional cooperators. We pay deposits monthly or according to an agreed payment schedule, with the deposit amount separately agreed with each cooperator — typically calculated by multiplying the outstanding loan balance on the reconciliation date by an agreed percentage rate (the “standard amount”). This rate may be adjusted from time to time. If the deposit balance exceeds the standard amount, cooperators refund the excess to us. If the balance falls below the standard amount, we make supplementary payments according to the agreed schedule.

Technology Cooperation

We cooperate with financial institutional cooperators on technology development. Their risk decision systems — built on credit analysis models leveraging proprietary databases including the PBOC Credit Reference Center, which is available only to licensed financial institutions — provide advisory services to our risk decision process, including product management, business monitoring, and risk policy management. We supplement these inputs with our own credit and fraud-related data and models to complete our comprehensive credit evaluation.

Third Party Payment Service Providers

We cooperate with third-party payment service providers for payment, settlement, and clearance of loan proceeds for borrowers and investors. We select payment partners based on network infrastructure, security measures, reliability, information technology capabilities, and experience.

Risk Management

Since our establishment, we have adhered to the principle of “Respect Risk” in our operations. Our risk management team brings extensive knowledge from years of experience at large and reputable financial institutions and has developed a comprehensive risk management system covering data collection and reprocessing, risk control system development, fraud detection, and credit scoring and pricing. The three core elements of our risk management are data, technology, and management. We base all credit assessment on rigorous quantitative analysis, and have developed our proprietary risk control system, WinSAFE, on foundations of traditional consumer banking risk management modules augmented by reputable credit information and big data from mobile internet.

Data Collection and Reprocessing

Sufficient and high-quality data is the foundation of our risk management. We collect data directly provided and authorized by users, from third-party credit agencies, and from social activity sources including social circles, website activities, mobile behavior, and contact information. This enables us to build a comprehensive credit database combining traditional consumer finance data with big data from mobile internet relating to users’ social behavior and spending patterns — data typically ignored by traditional financial institutions.

We have established a comprehensive profile for each user containing over 10,000 variables covering both traditional consumer banking data and mobile internet big data. This differentiates us from competitors who may only have data in certain areas. We apply data reprocessing technologies including data smoothing algorithms and social network graphics to ensure data reliability and accuracy and perform in-depth analysis.

Risk Control System and Models

WinSAFE is our proprietary risk control system and decision center, capable of running thousands of tests simultaneously. We continuously fine-tune our mobile lending credit policy through numerous monthly tests to achieve optimal risk-return outcomes. WinSAFE operates through two major components:

●	Risk Assessment Model Optimization: We maintain over 20 models — primarily logistic regression and machine learning models — deployed at different stages for different products. Each model functions independently but operates in close synchronization with others, enabling WinSAFE to analyze a borrower’s value, payment capability, and payment attitude to accurately evaluate creditworthiness. In addition to traditional numerical variables, we convert non-traditional inputs such as human behavior, social relationships, and mobile activities into numerical covariates through complex algorithms. Models are updated daily or regularly through machine learning combined with traditional modeling, providing increasingly accurate default risk indicators as data availability grows.
●	Credit Policy Adjustments: Credit policy is established through lifetime value analysis and rigorous stress tests to achieve a balance between business volume and profitability with an emphasis on business resiliency. We continuously incorporate new information into our credit policy, including economic environment changes, shifts in user clientele, and new test results.

Through continuous optimization, WinSAFE currently processes applications from submission through approval and delivers decisions within ten minutes for over 90% of Xiaoying Card Loan applications, providing the instant feedback mobile users require while strengthening our fully automated risk control and decision-making capabilities.

Fraud Detection

We verify and authenticate applicant identities using internal and third-party databases and authentication technologies, including face scanning and OCR verification of identity cards and bank cards. We implement over 300 anti-fraud rules and maintain a multiple-source database containing internal and industry blacklists with a multiple-dimension tagging system to detect individual and group fraud probability. We crosscheck applicant data against a blacklist of over 1,000,000 fraud records and apply over 10,000 variables in credit assessment. Using big data analytics including machine learning, deep learning, and graphical analysis, we identify credit risks and potential fraudulent behavior and continuously build and optimize our credit assessment model.

When our risk control system receives an application, we submit the applicant’s insurance or guarantee application to our financial institutional cooperators and receive their insurance or guarantee decision opinion based on their credit analysis. We embed these assessment results into our risk management models for decision making in accordance with our risk management strategies.

Credit Scoring and Pricing

We offer differentiated credit pricing and credit limits to prime borrowers based on individual credit grades. Our risk management system assigns each Xiaoying Card Loan applicant a credit grade — ranging from risk level A (lowest risk) to risk level D (highest risk) — based on our prediction of future delinquency likelihood and the applicant’s profile. Credit grades are determined by a combination of basic information, credit history, and behavioral data, including personal identity information, education background, consumption and social network behavior, and insurance or guarantee decision opinions from our financial institutional cooperators.

Credit grades are determined at the time of loan application and are not updated until the borrower applies for a new loan, at which point the full repayment history of all existing loans is incorporated into the risk model to determine the new credit grade. From time to time, we adjust the overall standards for each credit risk level based on market conditions and our risk management policies. We also review and modify our segmented pricing periodically, taking into consideration borrower credit risk, market interest rates, adequacy of investor protection mechanisms, and competitive conditions.

Our Technology and IT Infrastructure

Technology System

We believe our technology and IT infrastructure are a competitive advantage and an important reason that borrowers and institutional funding partners utilize our platform. Key features of our technology and IT infrastructure include:

Abundant Mobile Internet Data

We have collected a large amount of borrowers’ credit and behavioral data. The substantial volume of data in the system enables us to build a comprehensive credit profile for each borrower.

Advanced Computing Technology

We adopt innovative risk pricing models for the accumulation of credit data for a loan facilitation platform.

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

The mobile application “Yaoqianhua”, previously named Xiaoying Wallet, was developed for our borrowers to apply for Xiaoying Revolving Loan. We ceased the operation of Xiaoying Revolving Loan in 2020, while the mobile application “Yaoqianhua” is still in operation for existing users to access and check their history transaction details. For newly registered users and existing users, they can apply for Xiaoying Card Loan via “Yaoqianhua” application. This is done through redirection links and jumping to Xiaoying Card Loan application page.

The Xiaoying Wealth Management platform used to showcase to a limited number of whitelist users selected money market funds, banking products, and insurance products provided by qualified business partners pursuant to the Administrative Measures on Supervision of Money Market Funds, which was done through redirection links or jumping to mini-programs. As of the date of this annual report, we have completely ceased the operations on the Xiaoying Wealth Management platform and have removed the Xiaoying Wealth Management platform app from all app stores.

Quanbei Microcredit (VIE) has developed and launched the Huanka Jieqian APP, which is currently available on the Vivo and Huawei app stores. As of the date of this annual report, the application is in its initial pilot stage with a limited number of active users, and its operations have not yet had a material impact on our results of operations.

Data and Transaction Security and Stability

We collect and store a large amount of user data, including mobile phone numbers, identification card numbers, bank card numbers and borrowing information in our database. We take the privacy of our users and the security of their information seriously and have implemented a strict internal user data security management policy to protect our users’ confidential information. We require written records of each of our employee’s access and retrieval of the data and monitor the process.

We adopt remote backup technology and have built up a disaster recovery structure of “two locations, three centers.” In addition, we back up our core business database daily on dedicated backup servers. We have implemented a data-backup policy to ensure the safety of our data.

Research and Development

Our technology development personnel have extensive experience with leading internet, online consumer finance, mobile commerce, and financial technology companies. Their work focuses on maintaining and strengthening all platform and application systems — including our main website, mobile applications, back-end systems, proprietary data and credit analysis systems, payment systems, and big data infrastructure — ensuring systems are well established, tested, and continuously improved, and exploring cutting-edge technologies through industry engagement and seminars.

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

Brand, Sales and Marketing

Our general marketing efforts are designed to build brand awareness and reputation and to attract and retain borrowers and institutional funding partners. We believe reputation and word-of-mouth marketing drive continued organic growth in borrower base. As a supplement, we use offline network channels and online marketing initiatives to promote our brand and products. For example, we work with several advertising companies to promote our mobile applications with internet companies through online advertisements. We also cooperate with media and organize branding events to enhance our brand awareness.

Users Service

In 2025, to further enhance service efficiency and user experience, we upgraded our user service system with self-developed AI technologies. We provide integrated user support through multiple channels, including a dedicated service hotline and 24/7 AI‑powered customer service, as well as human agents available from 9:00 a.m. to 9:00 p.m. daily via our website, mobile applications, and WeChat official account. Our service team handles inquiries from calls, emails, and online interactions, with the support of an intelligent assistant agent that improves response accuracy and operational consistency. To ensure service quality, all user interactions are recorded and undergo selective quality reviews.

Intellectual Property

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We hold 298 registered trademarks and 15 registered patents in mainland China, with 13 trademarks and 5 patents currently under application. We are the registered holder of 189 domain names and hold 95 copyrights for proprietary techniques in connection with our systems.

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

Competition

The online personal finance industry in China is an evolving industry that provides a new means for consumers to obtain financing. As a leading player in China’s online personal finance platform market, we face intensive competition from other online marketplaces, online finance service providers, technology giant backed internet finance platforms, as well as traditional financial institutions.

Online personal finance marketplaces which operate online platforms connecting borrowers and institutional funding partners compete directly with us for both borrowers and institutional funding partners. We also compete with traditional financial institutions, including credit card issuers, consumer finance business units in commercial banks and other consumer finance companies. Some of our larger competitors have substantially broader product or service offerings and rich financial resources to support heavy spending on sales and marketing. While the white-list management mechanism established under Notice 9 may initially result in a reduction of active market participants by prohibiting cooperation with non-whitelisted institutions, we anticipate that as the regulatory landscape matures, additional qualified market players may enter this market to the extent permitted by applicable regulatory requirements, which may intensify competition.

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

Key Investments

Through YZT (HK) Limited, our wholly-owned subsidiary, we have made the following limited partnership investments. Dragonfly Ventures II, L.P. and IOSG Fund II LP each focus on blockchain industry investment with a long-term value investment strategy and research-driven process. As a limited partner in each partnership, we do not have the ability to control or manage the affairs or business of any of these partnerships.

Entity	Governing Law	Manager	Investment	Key Developments
Dragonfly Ventures II, L.P.	Cayman Islands	Dragonfly GP II, LLC	US$10 million

Subscription agreement dated March 2, 2021. In connection with the partnership’s restructuring, YZT (HK) Limited entered into a Withdrawal, Contribution and Adherence Agreement dated December 30, 2021 and an amended and restated exempted limited partnership agreement.

IOSG Fund II LP	Cayman Islands	IOSG Pte Ltd.	US$3 million	Second amended and restated limited partnership agreement dated March 15, 2021.
Dragonfly Ventures III Feeder, L.P.	Cayman Islands	Dragonfly GP III, LLC	US$10 million

Subscription agreement and amended and restated exempted limited partnership agreement both dated January 28, 2022. On July 3, 2023, YZT (HK) Limited entered into a capital commitment increase letter to increase its capital commitment, which has been paid as of the date of this annual report.

Dragonfly HF (Parallel) L.P.	Cayman Islands	Dragonfly GP III, LLC	US$3 million

Subscription agreement dated February 23, 2022 and amended and restated exempted limited partnership agreement dated January 28, 2022. On January 23, 2023, YZT (HK) Limited withdrew all of its limited partnership interest. On March 28, 2023, YZT (HK) Limited switched its net withdrawal proceeds to Nova Digital Opportunities Fund Limited.

On May 15, 2022, YZT (HK) Limited entered into a subscription agreement to invest US$5 million in convertible notes issued by C Squared Ventures, a Cayman Islands company. The notes are convertible into Class B ordinary shares of C Squared Ventures.

In 2021, Shenzhen Ying Ai Gou Trading Co., Ltd. (“Shenzhen Ying Ai Gou (VIE)”), a wholly-owned subsidiary of Beijing Ying Zhong Tong (VIE), entered into a share purchase agreement with Shenzhen SUNHOPE Investment Development Co., Ltd. (“SUNHOPE”) and its wholly-owned subsidiary Shenyang Tianxinhao Technology Limited (“Tianxinhao”). Pursuant to the agreement, Shenzhen Ying Ai Gou (VIE) acquired 45% of Tianxinhao’s issued and outstanding shares from SUNHOPE for approximately RMB 315 million. Following the acquisition, Shenzhen Ying Ai Gou (VIE) indirectly owns 12.6% of the issued and outstanding shares of Newup Bank of Liaoning, a Chinese Mainland non-state-owned bank (“Newup Bank”), through Tianxinhao. As an indirect minority shareholder, we do not have the ability to control or manage the affairs or business of Newup Bank.

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

Regulations Relating to Foreign Investment

PRC Foreign Investment Law

The National People’s Congress promulgated the PRC Foreign Investment Law on March 15, 2019, effective January 1, 2020. The Regulations for the Implementation of the PRC Foreign Investment Law took effect simultaneously, clarifying and elaborating the law’s provisions. Foreign-invested enterprises established before January 1, 2020 may retain their original business organization for five years after that date. The organization, form, and activities of foreign-invested enterprises are also governed by the PRC Company Law and the PRC Partnership Enterprise Law. The Foreign Investment Law and its Implementation Regulations do not address the concept or regulatory treatment of VIE structures. According to the PRC Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within Chinese Mainland, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within Chinese Mainland; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other similar rights and interests of an enterprise within Chinese Mainland; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within Chinese Mainland; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

Foreign investments are entitled to pre-entry national treatment — meaning treatment no less favorable than that accorded to domestic investors at the stage of investment access — and are subject to a negative list management system under which the state imposes special administrative measures in specific fields. Foreign investors may not invest in prohibited fields and must satisfy applicable conditions before investing in restricted fields. Foreign investors’ investments, earnings, and other legitimate rights and interests within Chinese Mainland are protected by law, and all national enterprise development policies apply equally to foreign-invested enterprises. The state guarantees foreign-invested enterprises equal participation in standard-setting and government procurement. Except in special circumstances required by the public interest, the state may not expropriate foreign investment; any expropriation must follow legal procedures and provide timely and reasonable compensation.

Negative List and Industry Restrictions

Foreign investment in Chinese Mainland is governed by the Catalog of Industries for Encouraging Foreign Investment (effective on July 30, 2019, as amended) and the Special Administrative Measures (Negative List) for Foreign Investment Access (the “Negative List,” effective on July 28, 2018, as amended by the Ministry of Commerce and the National Development and Reform Commission and the Ministry of Commerce). The Negative List sets out industries in which foreign investment is prohibited or restricted. Notably, foreign ownership in entities engaged in value-added telecommunications services — excluding e-commerce, domestic multi-party communications, store-and-forward, and call center services — may not exceed 50%. The most recent Negative List, which was issued on September 6, 2024 and became effective on November 1, 2024, requires Chinese Mainland domestic enterprises engaging in prohibited fields to obtain government consent for overseas listing, prohibits foreign investor participation in operations and management, and subjects foreign investor shareholding percentages to applicable administrative provisions on domestic securities investment by foreign investors.

Regulations on Foreign-Invested Telecommunications Enterprises

The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), promulgated December 11, 2001 and amended September 10, 2008 and February 6, 2016, require foreign-invested value-added telecommunications enterprises in Chinese Mainland to be established as Sino-foreign equity joint ventures with foreign investors owning no more than 50% equity interest. Qualified foreign investors must obtain prior approvals from the MIIT and MOFCOM or their authorized local counterparts before commencing value-added telecommunications business in Chinese Mainland. On March 29, 2022, the State Council promulgated the Decision on Revising and Repealing Certain Administrative Regulations, effective May 1, 2022, which removed the prior requirement that the major foreign investor demonstrate a good track record and experience in operating value-added telecommunications businesses.

Circular of the Ministry of Industry and Information Technology on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business (became effective on June 19, 2015) permits foreign investors to own up to 100% of a foreign-invested telecommunications enterprise engaging in online data processing and transaction processing (e-commerce). However, foreign ownership in enterprises providing internet information services remains capped at 50%. It is unclear whether our marketplace lending platform would be deemed online data and transaction processing for these purposes.

The MIIT Notice on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business (issued in July 2006) requires foreign investors in Chinese Mainland telecommunications businesses to establish a foreign-invested telecommunications enterprise holding a telecommunications business operation license. Domestic telecommunications enterprises may not rent, transfer, or sell telecommunications business operation licenses to foreign investors in any form, nor provide resources, premises, facilities, or other assistance to foreign investors for illegal operation of telecommunications businesses. Foreign-invested value-added telecommunications service operators or their shareholders must legally own the internet domain names and registered trademarks used in their business operations.

Our business does not strictly fall within the scope of value-added telecommunications services. However, Shenzhen Xiaoying Technology Co., Ltd., one of our consolidated VIEs, and Shenzhen Ying Ai Gou Trading Co., Ltd., a subsidiary of our consolidated VIEs, hold telecommunications business operation licenses to comply with regulatory requirements for operating their mobile applications. Uncertainty remains as to how the above rules will be interpreted and implemented, and whether new rules will be issued imposing additional requirements or restrictions on our contractual arrangements.

Regulations Relating to Value-Added Telecommunication Services

The Telecommunications Regulations of the PRC, or the Telecommunications Regulations, promulgated by the State Council on September 25, 2000 and amended on July 29, 2014 and February 6, 2016, provide a regulatory framework for telecommunications services providers in the Chinese Mainland. The Telecommunications Regulations require telecommunications services providers to obtain an operating license prior to the commencement of their operations. The Telecommunications Regulations distinguish “basic telecommunications services” from “value-added telecommunications services”. The basic telecommunications services provider that provides public network infrastructure, public data transmission and basic voice communications services shall obtain a Basic Telecommunications Service Operating License, and the value-added service providers delivering telecommunications and information services through public network infrastructure must obtain a VATS License. A catalogue was issued as an attachment to the Telecommunications Regulations to categorize telecommunications services as either basic or value-added. The current catalogue, as most recently updated on June 6, 2019, categorizes online information services and online data processing and transaction processing services as value-added telecommunications services. Internet content provider may be required to obtain an Internet content provider license, or ICP license, and e-commerce operator may be required to obtain an online data processing and transaction processing license, or ODPTP license.

On July 3, 2017, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, under which, a commercial operator of value-added telecommunications services must first obtain the VATS License, from the MIIT or its provincial level counterparts. Failure to do so may result in corrective orders, warnings, fines, confiscation of illegal gains, and in cases of significant infringement, closure of websites. One of our consolidated VIEs and one of the subsidiaries of our consolidated VIEs have obtained VATS Licenses.

On April 8, 2024, the MIIT promulgated the Notice on the Pilot Program for Expanding the Opening up of Value-added Telecommunications Services to the Outside World, providing that in regions approved to carry out the pilot program, foreign equity ratio restrictions will be removed for the following service categories:

●	Internet data centers (IDC)
●	Content delivery networks (CDN)
●	Internet service providers (ISP)
●	Online data processing and transaction processing

●	Information releasing platforms and delivery services included in information services (excluding internet news information, online publishing, online audio and video, and internet culture)
●	Information protection and processing services

Regulations Relating to Microcredit Business

Chinese regulators encourage Normal Marketplaces under Circular 175 to transform into online microcredit companies. In late December 2019, the Head Office for Special Rectification of Online Finance Risk and the Head Office for Special Rectification of Peer-to-Peer Online Lending jointly issued the Guiding Opinions on Pilot Program of Transforming Peer-to-Peer Lending Information Intermediaries to Microcredit Companies (“Circular 83”), providing detailed guidelines for such conversions covering: (i) compliance requirements; (ii) qualified shareholders and management; (iii) feasibility of the transformation plan; and (iv) financial technology capability requirements. Uncertainties remain regarding the interpretation and implementation of Circular 83.

On September 7, 2020, the CBIRC issued the Circular on Strengthening the Supervision and Administration of Microcredit Companies (the “Microcredit Circular”), requiring microcredit companies to mainly operate lending business in accordance with requirements on loan concentration, loan purposes, fund management, debt collection, and disclosure. The Microcredit Circular also required local authorities to suspend newly-incorporated microcredit companies from engaging in internet microcredit business and other inter-provincial business.

On December 31, 2021, the PBOC published the Regulations on Local Financial Supervision and Administration (Draft for Public Comments) (the “Draft Local Financial Supervision and Administration Regulation”) for public review. This draft defines “Local Financial Organizations” to include microcredit companies, financing guarantee companies, regional equity markets, pawn shops, financial leasing companies, commercial factoring companies, local asset management companies, supervised and managed by laws, administrative regulations and provincial-level people’s governments authorized by the State Council. Key requirements include:

●	Provincial government approval for establishment, merger, division, capital reduction, business scope or operating area changes, changes to shareholders holding more than 5% of equity interests, and changes to actual controllers
●	Filings with provincial authorities for branch establishment, name or address changes, capital increases, and changes to directors, supervisors, and senior management
●	Fines or criminal liability for non-compliance

The Draft Local Financial Supervision and Administration Regulation was released for public comment only. Its final content, adoption timeline, and effective date remain substantially uncertain.

On January 17, 2025, the State Financial Supervision and Administration Bureau published the Interim Measures for the Supervision and Administration of Microcredit Companies (the “Interim Measures for Microcredit Companies”), effective from January 17, 2025, simultaneously repealing the Microcredit Circular. The Interim Measures explicitly incorporate online microcredit into their scope and introduce detailed provisions covering operational models, business regions, loan concentration limits, information system standards, risk management frameworks, disclosure requirements, and transition periods. Key requirements include:

●	Permissible activities: Issuance of micro-loans; acceptance and discounting of commercial bills; and other activities prescribed by applicable laws and the National Financial Regulatory Administration.
●	Single borrower concentration limits: Total outstanding loans to a single borrower may not exceed 10% of the company’s net assets; combined outstanding loans to a single borrower and its affiliates may not exceed 15% of net assets.
●	Individual loan balance caps: For consumption loans, outstanding balance for a single borrower may not exceed RMB 200,000; for production and operational loans, aggregate outstanding balance may not exceed RMB 10 million.

●	Inactive companies: Microcredit companies categorized as “unreachable” or “shell” companies will be publicly announced by provincial-level authorities; if no objections are raised upon expiration of the announcement period, such companies will be guided to amend their name or business scope or proceed with deregistration.
●	Cooperative lending: Microcredit companies engaging in cooperative lending with third-party institutions face restrictions on business outsourcing, cross-regional operations, and joint lending contribution ratios.
●	Transition period: Full compliance must be achieved within a period set by local financial regulatory authorities, not to exceed two years.

Quanbei Microcredit (VIE) has obtained approval from the competent supervising authority to operate microcredit businesses through the internet. The regulatory regime for online microcredit companies continues to evolve, and uncertainty remains as to how the above rules will be interpreted and implemented and whether new rules will be issued imposing further requirements and restrictions.

Regulations Relating to the Business of Loan Facilitation

The Notice on Rectification of Cash Loan Business (“Circular 141”), issued on December 1, 2017 by the Special Rectification of Internet Financial Risks Working Group and the P2P Credit Risks Rectification Working Group, regulates cash loan businesses — defined as loan activities lacking specific consumption scenarios, designated purposes, targeted users, or mortgages. Circular 141 prohibits excessive borrowing and repeated credit grants to individual borrowers, abnormally high interest rates, and privacy violations. It clarifies that no organization or individual may commence loan business without required qualifications and approved licenses. The synthetic fund cost charged to borrowers through interest rates and other fees must comply with Supreme People’s Court requirements on private lending. Circular 141 also sets out requirements and limitations for various entities involved in internet finance services and banking financial institutions involved in cash loan operations.

On April 1, 2025, the National Financial Regulatory Administration issued Notice 9, effective October 1, 2025, stipulating the following requirements:

●	Commercial banks must implement list-based management and public disclosure for internet loan assistance institutions and credit enhancement institutions
●	Internet loan assistance fees must align with principal repayment progress
●	Commercial banks must prudently set maximum cooperation fee limits, ensuring loan interest rates and credit enhancement service fees correspond with business risk profiles
●	Credit enhancement institutions will be incorporated into credit management frameworks, with quarterly assessments of compensation and claim-paying capabilities
●	Banks must upgrade internal controls including management systems, risk control indicators, and cooperation agreement content

On March 15, 2026, the National Financial Regulatory Administration and the People’s Bank of China jointly issued the Provisions on the Explicit Disclosure of Total Borrowing Costs for Personal Loan Business (the “Provisions”), effective from August 1, 2026, applying to new personal loan business on an “old and new business separation” basis. The Provisions require clear disclosure of all borrower-borne costs in a standardized format before loan execution, with prominent display and explicit borrower confirmation. Total borrowing costs under the Provisions include all charges related to personal loans, including but not limited to interest, installment fees, credit enhancement service fees for on-time performance, and contingent costs such as late payment penalties and default charges.

On April 21, 2026, the PBOC and seven other departments jointly issued the Administrative Measures for Online Marketing of Financial Products, regulating financial institutions and entrusted internet platform operators in conducting online marketing of financial products, which will take effect on September 30, 2026. Such measures stipulate that third-party internet platforms shall not, in violation of laws, regulations, or national financial regulatory requirements, directly or indirectly intervene in sales contract signing, fund transfers, suitability assessments for financial consumers and investors, loan limit evaluations, or other aspects of the financial product sales process, nor engage in interactive consulting with consumers or investors regarding specific financial products.

Regulations Relating to Guarantee

On March 8, 2010, the CBRC, NDRC, MIIT, MOFCOM, PBOC, SAIC, and Ministry of Finance jointly promulgated the Tentative Administrative Measures for Financing Guarantee Companies (the “Tentative Administrative Measures”), requiring entities and individuals to obtain prior regulatory approval before engaging in financing guarantee business. The Tentative Administrative Measures define “financing guarantee” as an activity whereby the guarantor and the creditor — such as a financial institution in the banking sector — agree that the guarantor shall bear guarantee obligations if the secured party fails to perform its financing debt owed to the creditor.

On August 2, 2017, the State Council issued the Regulations on the Supervision and Administration of Financing Guarantee Companies (the “Financing Guarantee Rules”), effective October 1, 2017. The Financing Guarantee Rules define financing guarantee as activities whereby guarantors provide guarantees for borrowing of funds, issuance of bonds, and other debt financing activities of guaranteed parties. Financing guarantee companies are defined as limited liability companies or companies limited by shares duly established to engage in financing guarantee business. Establishment of a financing guarantee company requires approval from the relevant regulatory authority. Operating financing guarantee business without approval may result in an order to cease operations, fines of RMB 500,000 to RMB 1,000,000, confiscation of illegal gains, and criminal liability.

We may be deemed to provide guarantees on certain loans formed between institutional funding partners and borrowers. We have cooperated with qualified institutional partners holding financing guarantee licenses and one of our Chinese Mainland subsidiaries that holds a financing guarantee license, and we consider ourselves in compliance with the regulations described above. However, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Rules remains unclear, and we cannot assure you that our existing practices will not be deemed to violate existing or future rules. For further detail, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Our cooperation model with Institutional Funding Partners may be deemed to operate financing guarantee business by the Chinese Mainland regulatory authorities.”

Regulations Relating to Anti-Money Laundering

The PRC Anti-Money Laundering Law, promulgated January 2007 and most recently amended November 8, 2024 (became effective on January 1, 2025), establishes the principal anti-money laundering requirements for financial institutions and certain non-financial institutions. Requirements include adopting precautionary and supervisory measures, establishing client identification systems, retaining client identification information and transaction records, and reporting large and suspicious transactions.

Financial institutions subject to the PRC Anti-Money Laundering Law include institutions in the banking, securities, fund, futures, insurance, and trust industries, non-banking payment institutions, and other financial businesses designated by the anti-money laundering authority under the State Council. The latest amended PRC Anti-Money Laundering Law also extends anti-money laundering obligations to the following non-financial institutions:

●	Real estate development enterprises and intermediaries providing housing sales and brokerage services
●	Accounting firms, law firms, and notary organs handling real estate transactions, asset management, bank or securities account management, enterprise establishment fundraising, or business entity purchase and sale on behalf of clients
●	Dealers engaging in spot trading of precious metals or precious stones above prescribed value thresholds
●	Other institutions designated by the anti-money laundering authority under the State Council based on money laundering risk profiles

Non-financial institutions failing to perform anti-money laundering obligations face: correction orders, warnings, or fines not exceeding RMB 50,000; for serious circumstances or failure to correct within the prescribed time limit, fines of RMB 50,000 to RMB 500,000; and warnings or fines not exceeding RMB 50,000 for responsible individuals. Failure to implement required anti-money laundering prevention measures may result in correction orders within a prescribed time limit, warnings, or fines not exceeding RMB 200,000, with responsible individuals subject to warnings or fines not exceeding RMB 50,000.

The PBOC and other authorities have issued additional administrative rules specifying anti-money laundering obligations for financial institutions and certain non-financial institutions including payment institutions. The State Council has not yet promulgated a definitive list of non-financial institutions subject to these obligations.

In July 2015, ten Chinese Mainland regulatory agencies jointly issued guidelines requiring internet finance service providers to comply with anti-money laundering requirements, including establishing user identification programs, monitoring and reporting suspicious transactions, preserving user information and transaction records, and assisting public security and judicial authorities in anti-money laundering investigations. The PBOC will issue implementing rules to further specify these obligations for internet finance service providers.

The Measures for Anti-money Laundering and Anti-terrorist Finance of Internet Finance, promulgated October 10, 2018, require internet finance institutions — including online lending intermediaries — incorporated upon approval or record-filing to report all cash receipts and payments reaching or exceeding RMB 50,000 or the foreign currency equivalent of USD 10,000 per transaction or cumulatively on a given day, within five working days of the transaction.

We have adopted internal controls and know-your-customer procedures for anti-money laundering compliance. However, our policies and procedures may not fully prevent third parties from using our platform for money laundering without our knowledge. For further detail, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Any failure by us, or institutional funding partners or payment service providers to comply with applicable anti-money laundering and anti-terrorist financing laws and regulations could damage our reputation, expose us to significant penalties, and decrease our revenues and profitability.”

Regulations Relating to Illegal Fund-Raising

Raising funds by entities or individuals from the general public must be conducted in strict compliance with applicable Chinese Mainland laws and regulations to avoid administrative and criminal liabilities. The Notice on Relevant Issues Concerning the Penalty on Illegal Fund-Raising, issued by the General Office of the State Council in July 2007, explicitly prohibits illegal public fund-raising. The main features of illegal public fund-raising include: (i) illegally soliciting and raising funds from the general public by issuing stocks, bonds, lotteries, or other securities without required regulatory approval; (ii) promising returns of interest, profits, or investment returns in cash, property, or other forms within a specified period; and (iii) using a legitimate form to disguise an unlawful purpose.

The Supreme People’s Court promulgated the Judicial Interpretations on Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising (the “Illegal Fund-Raising Judicial Interpretations”), effective in January 2011 and amended on March 1, 2022. Under these interpretations, public fund-raising constitutes the criminal offense of “illegally soliciting deposits from the public” under the PRC Criminal Law if it meets all four of the following criteria:

●	The fund-raising is not licensed by relevant authorities or is concealed under the guise of legitimate acts
●	The fund-raising involves public promotional activities through the internet, media, promotion meetings, leafleting, or phone messages
●	The fundraiser promises to repay capital and interest, or investment returns in cash, property in kind, or other forms after a specified period
●	The fund-raising targets the general public rather than specific individuals

Pursuant to the Illegal Fund-Raising Judicial Interpretations, an entity may be subject to criminal liability for illegally soliciting deposits from the public or doing so in disguised form if: (i) the amount of deposits involved exceeds RMB 1,000,000; (ii) more than 150 fund-raising targets are involved; or (iii) direct economic losses to fund-raising targets exceed RMB 500,000. An entity may also face criminal liability if deposits involved exceed RMB 500,000, or direct economic losses exceed RMB 250,000, and any of the following applies: the entity has previously been criminally prosecuted for illegal fund-raising; the entity has been subject to administrative penalties for illegal fund-raising within the prior two years; or the conduct has caused harmful public influence or other severe consequences.

Any individual or entity that aids illegal fund-raising and charges fees — including agent fees, rewards, rebates, or commissions — constitutes an accomplice to the crime. Pursuant to the Joint Opinions of the Supreme People’s Court, the Supreme People’s Procurator and the Ministry of Public Security on Several Issues concerning the Application of Law in the Illegal Fund-Raising Criminal Cases, administrative proceedings to determine the nature of illegal fund-raising are not a prerequisite to criminal proceedings, and administrative departments’ failure to make such determinations does not affect investigation, prosecution, or trial of related criminal cases.

On January 26, 2021, the State Council promulgated the Regulations for the Prevention and Handling of Illegal Fund-raising (the “Illegal Fund-raising Regulations”), effective on May 1, 2021. Illegal Fund-raising Regulations require internet information service providers to strengthen management of user-published information and prohibit producing, reproducing, publishing, or spreading information on suspected illegal fund-raising. Service providers must retain relevant records and report suspected illegal fund-raising to the competent authority. Telecommunications authorities may shut down websites, mobile applications, and other internet applications established for illegal fund-raising purposes.

We have taken measures to avoid activities prohibited under illegal fund-raising laws and regulations, including managing lender, borrower, and proprietary funds in separate accounts through fund depositary agreements with qualified banks. We believe our business does not violate applicable illegal fund-raising laws and regulations. However, we cannot assure you that our interpretation of these regulations will always align with the views of applicable regulatory authorities.

Regulations on Mobile Internet Applications Information Services

The Administrative Provisions on Mobile Internet Applications Information Services (the “APP Provisions”), promulgated by the CAC on June 28, 2016, effective on August 1, 2016, and amended on June 14, 2022, regulate APP information service providers and internet application store service providers. The CAC and local cyberspace administration offices supervise and administer nationwide and local APP information services respectively.

Under the APP Provisions, internet app providers must: obtain required qualifications; comply with personal information processing requirements and not compel users to agree to non-essential data collection or deny basic services for refusing unnecessary data collection; verify real user identity and not provide services to users submitting fraudulent identity information; establish sound content review and management mechanisms including user registration, account management, information review, daily inspection, and emergency disposal, staffed with professionals and technical capability appropriate to service scale; and conduct security assessments before launching new technologies, applications, or functions with public opinion attributes or social mobilization capability. Violations may result in warnings, suspension or termination of application distribution by app store platforms, reporting to governmental authorities, and administrative penalties imposed by the CAC and relevant authorities.

We have established necessary mechanisms and adopted data encryption and protection technology in our mobile applications to ensure collection, protection, and storage of user information complies with the APP Provisions in all material aspects. However, we cannot assure you that our interpretation of these regulations will always align with the views of applicable regulatory authorities.

Regulations on Internet Information Security

In 1997, the Ministry of Public Security promulgated measures prohibiting internet use that results in leakage of state secrets or spread of socially destabilizing content. Violations may result in revocation of operating licenses and website closure.

The SCNPC enacted the Decisions on Maintaining Internet Security on December 28, 2000 (amended on August 27, 2009), subjecting violators to criminal punishment for: (i) gaining improper entry into computers or systems of strategic importance; (ii) disseminating politically disruptive information; (iii) leaking state secrets; (iv) spreading false commercial information; or (v) infringing intellectual property rights.

The PRC Cybersecurity Law, promulgated on November 7, 2016 and effective on June 1, 2017, requires network operators — including online lending information service providers — to fulfill network security obligations, take necessary measures to safeguard stable network operations, respond effectively to security incidents, prevent illegal activities, and maintain network data integrity, confidentiality, and usability. The PRC Cybersecurity Law was most recently amended on October 28, 2025, effective on January 1, 2026. The amended PRC Cybersecurity Law requires network operators to formulate cybersecurity incident response plans and establish incident reporting mechanisms. The maximum administrative fine for failure to fulfill cybersecurity protection obligations has been increased to RMB 10 million, with fines on directly responsible officers and other directly liable personnel reaching up to RMB 1 million. Telecommunications operators must conduct gap analyses against the amended law, review existing cybersecurity policies with focus on data classification and grading, supply chain security review, and log retention mechanisms, and rectify identified deficiencies promptly. For artificial intelligence application scenarios, enterprises must assess the legality and ethical risks of generated content and establish corresponding labeling schemes and incident response plans.

The PRC Data Security Law, promulgated on June 10, 2021 and effective on September 1, 2021, imposes data security and privacy obligations on entities and individuals conducting data activities and introduces a data classification and hierarchical protection system. The law establishes a national data security review system for data handling activities that affect or may affect national security and implements export controls on certain data.

The Measures for Cybersecurity Review (effective on June 1, 2020; amended on December 28, 2021; effective on February 15, 2022) establish the cybersecurity review mechanism for critical information infrastructure operators and provide that:

●	Critical information infrastructure operators intending to purchase internet products or services that affect or may affect national security must undergo cybersecurity review
●	Online platform operators engaged in data processing are subject to the regulatory scope
●	The CSRC is included as a joint regulatory authority in the state cybersecurity review working mechanism
●	Internet platform operators holding personal information of more than one million users must file for cybersecurity review before any public offering at a foreign stock exchange
●	Risks of core data, material data, or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used, or illegally transmitted overseas, and risks of critical information infrastructure being influenced, controlled, or maliciously used, must be collectively considered during cybersecurity review

We have established necessary mechanisms to protect information security, including anti-virus firewalls, intrusion detection, data encryption, network log retention, and an information classification framework. We do not believe we are a critical information infrastructure operator, but Chinese Mainland authorities could interpret this term broadly to capture a leading online personal finance company such as ours. If we are deemed a critical information infrastructure operator, we could be subject to cybersecurity review at substantial cost, required to change our data privacy and cybersecurity practices, and potentially required to suspend services during any such review, resulting in negative publicity and diversion of management resources.

Our ADSs have been listed on the NYSE since September 19, 2018, before the amended Measures for Cybersecurity Review took effect in 2022, and our IPO and NYSE listing were therefore not subject to those measures. As of the date of this annual report, we have not conducted cross-border transfers of personal information. However, it remains unclear whether the cybersecurity review requirements apply to future equity or debt offerings or to maintaining the listing status of our Class A ordinary shares and ADSs by companies that completed their U.S. IPO before the measures took effect. The exact scope of “internet platform operators” under current regulations also remains unclear, and we may be deemed to fall within that category. If the CAC subsequently determines that prior cybersecurity review is required for any future overseas securities offerings or to maintain our overseas listing status, we cannot guarantee we will complete such review in a timely manner, or at all. If we cannot, the CAC may require or make it advisable for us not to proceed with such offerings or maintain our listing status, which could result in fines and penalties, restrictions on paying dividends outside China, limitations on our operating privileges in China, restrictions on repatriating overseas offering proceeds, and other actions that could materially and adversely affect our business, financial condition, results of operations, prospects, and the trading price of our Class A ordinary shares and ADSs.

The Outbound Data Transfer Security Assessment Measures, published on July 7, 2022 and effective on September 1, 2022, require data processors to apply to the CAC for a security assessment before transferring data abroad when: (i) transferring important data abroad; (ii) a critical infrastructure operator or processor of personal information of more than one million individuals transfers personal information abroad; (iii) a processor has transferred personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in aggregate since January 1 of the prior year; or (iv) other CAC-prescribed circumstances apply. The measures also provide procedures for security assessment submissions, factors to be considered in assessments, and legal liabilities for failure to apply. We believe we currently do not transfer critical data or personal information collected in our business activities abroad. However, given the lack of clarification in the law regarding applicable circumstances and standards for violations, significant uncertainty remains about interpretation and application. If found to have violated these measures, we may face severe penalties including monetary losses, loss of access to assets essential to our operations, and temporary or permanent business disruption, any of which could have a material adverse impact on our business, financial condition, and results of operations.

The Regulations on Network Data Security Administration, published September 30, 2024 and effective January 1, 2025, restate and further specify legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Data processing operators whose activities affect or may affect national security must undergo network data security review by the relevant cyberspace administration. Network data processing activities include the collection, retention, use, processing, transmission, provision, disclosure, and deletion of network data.

For further detail on data security regulations and their potential impact on us, see “Risk Factors—If we are unable to protect the confidential information of our users and adapt to the relevant regulatory framework regarding protection of such information, our business and operations may be adversely affected.”

Regulations on Privacy Protection

The Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011, provide that internet information service providers may not collect user personal information or provide it to third parties without user consent. Providers must expressly inform users of the method, content, and purpose of collection and processing, collect only information necessary for services, properly maintain user personal information, and take immediate remedial measures — and in severe cases report to the telecommunications regulatory authority — upon any actual or likely information leak.

The Decision on Strengthening the Protection of Online Information (SCNPC, December 2012) and the Order for the Protection of Telecommunication and Internet User Personal Information (MIIT, July 2013) further require that any collection and use of user personal information must be subject to user consent and abide by the principles of legality, rationality, and necessity within specified purposes, methods, and scopes.

The July 2015 Guidelines jointly issued by ten Chinese Mainland regulatory agencies require internet finance service providers to improve technology security standards, safeguard user and transaction information, and prohibit the illegal sale or disclosure of users’ personal information. The Ninth Amendment to the Criminal Law (SCNPC, August 2015, effective November 2015) subjects internet service providers that fail to fulfill internet information security administration obligations and refuse to rectify upon order to criminal penalty where: (i) illegal information is disseminated at large scale; (ii) client information is leaked causing severe effect; (iii) criminal evidence is seriously lost; or (iv) other severe circumstances arise. Individuals or entities that sell, provide, steal, or illegally obtain personal information are also subject to criminal penalty in severe cases.

The PRC Civil Code requires that personal information of natural persons be protected by law. Organizations and individuals must obtain personal information legally, ensure its safety, and may not illegally collect, use, process, transmit, purchase, sell, provide, or disclose personal information of others. Information processors may not divulge or tamper with collected or stored personal information, and may not provide it to third parties without the natural person’s consent, except for information that has been anonymized and cannot be restored. Information processors must take technical and other necessary measures to ensure the security of personal information and prevent divulgence, tampering, or loss. Where personal information has been or may be divulged, tampered with, or lost, processors must take timely remedial measures, notify the affected natural person, and report to the relevant competent department.

The Personal Information Protection Law, promulgated by the SCNPC on August 20, 2021 and effective November 1, 2021, is the first systematic and comprehensive personal information protection law in mainland China. It provides, among others, that: (i) individual consent must be obtained before using sensitive personal information; (ii) personal information operators using sensitive personal information must notify individuals of the necessity of such use and its impact on their rights; and (iii) where personal information must be provided to a recipient outside mainland China for any business or other need, a security assessment organized by the national cyberspace authority must be passed.

Penalties under the Personal Information Protection Law include correction orders, warnings, and confiscation of illegal gains for violations or failure to fulfill protection obligations. Applications illegally handling personal information may be ordered to suspend or terminate services; if corrections are refused, fines not exceeding RMB 1 million may be imposed, with fines of RMB 10,000 to RMB 100,000 on directly responsible persons. For serious violations, provincial-level or above authorities may order corrections, confiscate illegal gains, impose fines not exceeding RMB 50 million or 5% of prior-year turnover, order suspension of relevant business or business rectification, and inform relevant authorities to revoke business permits or licenses. Fines of RMB 100,000 to RMB 1 million may be imposed on directly responsible persons, who may also be prohibited from acting as directors, supervisors, senior executives and persons-in-charge of personal information protection.

We have taken the following measures to comply with the Personal Information Protection Law: (i) we obtain independent individual consent before using sensitive personal information, as set out in our privacy agreements at account registration; (ii) we notify individuals of the necessity of such use and its impact on their rights in our privacy agreements; and (iii) we do not engage in cross-border business activities and therefore do not provide personal information to any recipient outside mainland China. Uncertainties remain regarding interpretation and implementation of the law, and we cannot assure you that authorities will agree with our compliance approach. If we are penalized, our business, financial condition, and results of operations may be materially and adversely affected.

The Personal Financial Information Protection Technical Specification, issued by the PBOC on February 13, 2020, is an industry standard specifying security protection requirements for all aspects of personal financial information processing, including collection, transmission, storage, use, deletion, and destruction. It applies to financial industry institutions providing financial products and services and provides a reference for security assessment agencies. The specification classifies personal financial information into three categories — C3, C2, and C1 from highest to lowest sensitivity — with different lifecycle processing requirements for each category.

The Administrative Measures for Personal Information Protection Compliance Audits, promulgated by the CAC on February 12, 2025 and effective May 1, 2025, require personal information handlers processing personal information of more than 10 million people to conduct compliance audits at least once every two years. The CAC and other relevant authorities may also require a personal information handler to engage a specialized agency for a compliance audit where: (i) its personal information handling activities involve relatively large risks such as serious impact on personal rights and interests or serious lack of security measures; (ii) its activities may infringe upon the rights and interests of many people; or (iii) a personal information security incident results in the divulgence, tampering, loss, or damage of personal information of more than one million people or sensitive personal information of more than 100,000 people.

The Regulation on Protection of Minors in Cyberspace, promulgated by the State Council on October 16, 2023 and effective January 1, 2024, requires personal information handlers to abide by CAC provisions on the scope of necessary personal information for cyber products and services, and prohibits compelling minors or their guardians to consent to non-necessary personal information processing or denying basic services for refusing such processing. Personal information handlers must conduct or commission annual compliance audits of their processing of minors’ personal information and report audit results to cyberspace and other relevant authorities. On December 29, 2025, the CAC issued the Announcement on the Submission of Compliance Audit Results for the Protection of Personal Information of Minors, requiring personal information processors handling minors’ personal information to submit prior-year compliance audit results by the end of January each year.

We have obtained user consent to collect and use personal information in providing consumer finance services. While we have taken measures to protect personal information we access, security breaches could result in disclosure of confidential personal information, exposing us to liability, costly litigation, and reputational harm. For further detail on data security risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—If we are unable to protect the confidential information of our users and adapt to the relevant regulatory framework regarding protection of such information, our business and operations may be adversely affected.”

Regulations Related to Credit Information

The Administrative Measures for Credit Information Services (the “Credit Information Services Measures”), promulgated by the PBOC on September 27, 2021 and effective from January 1, 2022, define “credit information services” as the collection, sorting, retention, processing, and provision of enterprise and individual credit information to information users. “Credit information” means basic individual information, lending information, and other relevant information collected for the purpose of providing services for financial activities, including analyzed and evaluated information derived therefrom. Entities providing personal credit information services must obtain a personal credit information organization license. Licensed financial institutions may not cooperate with unlicensed entities to obtain credit information services.

We have not obtained a personal credit information organization license, and our direct provision of users’ personal information to financial institutions may not be permitted. However, one of our consolidated VIEs and one of our subsidiaries have received notices from the Shenzhen Center of the PBOC Credit Reference Center approving their connection to the credit reference system and authorizing them to report business information relating to individual credit loan services. We also collaborate closely with a licensed personal credit information institution to execute a compliance plan. We consider ourselves in compliance with these regulations as of the date of this annual report, but cannot assure you that we are in full compliance with all applicable requirements. For further detail, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—The Administrative Measures for Credit Information Services may impose adverse effects on our business, financial condition and results of operations.”

Regulations Related to Financial Information Services

The Provisions on the Administration of Financial Information Services, promulgated by the CAC on December 26, 2018 and effective from February 1, 2019, govern the content management of financial information services — defined as services providing information or financial data that may affect financial markets to users engaged in financial analysis, transactions, decision-making, or other financial activities. Financial information service providers that violate these provisions may be subject to regulatory talks, public censure, corrective action orders, inclusion on lists of dishonest entities, or administrative penalties imposed by the CAC or local cyberspace administration authorities.

Regulations Related to Intellectual Property

Trademarks in mainland China are governed by the PRC Trademark Law (promulgated August 23, 1982; most recently amended November 1, 2019) and its Implementation Regulation (issued August 3, 2002; amended April 29, 2014). The China National Intellectual Property Administration administers trademark registration on a first-to-file basis and grants registered trademarks a term of ten years.

Computer software copyright is protected under the PRC Copyright Law (adopted 1990; most recently revised June 1, 2021, with implementation rules adopted August 8, 2002 and revised in 2011 and 2013) and the Regulations for the Protection of Computer Software (promulgated June 4, 1991; amended in 2001, 2011, and 2013). Software owners, licensees, and transferees may register their rights with the National Copyright Administration Center or its local branches to obtain software copyright registration certificates.

Domain names are governed by the Administrative Measures on Internet Domain Name (promulgated by the MIIT on August 24, 2017), which require applicants to register domain names with authorized domain name registration service institutions. Applicants become the registered holders upon completion of the registration procedure.

We have adopted mechanisms to register, maintain, and enforce our intellectual property rights in mainland China. However, we cannot assure you that we can prevent all unauthorized use of our intellectual property or that our intellectual property rights will not be challenged by third parties. For further detail, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position.”

Regulation Relating to Insurance Brokers

The PRC Insurance Law and related regulations were amended in 2002, 2009, 2014, and 2015. The 2015 amendments eliminated the requirement for insurance agents, brokers, and claims adjusting practitioners to obtain a qualification certificate from the China Insurance Regulatory Commission (CIRC).

The principal regulation governing insurance brokers is the Provisions on the Supervision and Administration of Insurance Brokers (the “POSAIB”), promulgated by the CIRC on February 1, 2018 and effective May 1, 2018, replacing prior regulations including the Provisions on the Supervision of Insurance Brokers (issued September 25, 2009; amended April 27, 2013 and October 19, 2015) and the Measures on the Supervision and Administration of Insurance Brokers and Insurance Claims Adjustors (issued January 6, 2013).An “insurance broker” is an entity that acts as an intermediary between insurance applicants and insurance companies in the interests of applicants, facilitating insurance contracts and collecting commissions. An “insurance brokerage practitioner” is a person affiliated with an insurance broker who drafts insurance proposals, handles application formalities, assists in claims, or provides disaster prevention, risk assessment, or management consulting services, among other functions.

To engage in insurance brokerage business in mainland China, an insurance broker must satisfy CIRC requirements, obtain a business license, and obtain an insurance brokerage business permit issued by the CIRC. Insurance brokers must be established as either a limited liability company or a joint stock limited company. Minimum registered capital requirements are RMB 50 million for brokers operating across provinces and RMB 10 million for regional brokers. Following the CBIRC’s Implementation Measures for Administrative Licensing and Filing of Insurance Intermediaries (promulgated on October 28, 2021; effective from February 1, 2022), the minimum registered capital for regional insurance brokers was revised to RMB 20 million. The broker’s name must include the words “insurance brokerage.”

An insurance broker may conduct the following businesses:

●	Making insurance proposals, selecting insurance companies, and handling application procedures for insurance applicants
●	Assisting the insured or beneficiary to claim compensation
●	Reinsurance brokering
●	Providing consulting services on disaster and damage prevention, risk assessment, and risk management
●	Other business activities approved by the CIRC

Insurance brokers must register their affiliated practitioners with the Insurance Intermediary Supervision Information System (IISIS). Each practitioner may be registered through only one insurance broker. Insurance brokers and their practitioners may not sell non-insurance financial products unless approved by relevant financial regulatory institutions and the broker and its practitioners hold the required qualifications.

Insurance brokers must submit a written report to the CIRC through the IISIS and make public disclosure within five days of any of the following: (i) change of name, domicile, or business premises; (ii) change of shareholders, registered capital, or organizational form; (iii) change of shareholder names or capital contributions; (iv) amendment to articles of association; (v) equity investment, establishment of offshore insurance-related entities or non-operational organizations; (vi) division, merger, dissolution, or termination of branch insurance brokering activities; (vii) change of primary person in charge of branches other than provincial branches; (viii) administrative or criminal penalties, or investigation for suspected violation of law or crime; and (ix) other reportable events prescribed by the CIRC.

Senior managers of insurance brokers must meet specific qualification requirements set forth in the POSAIB. All personnel engaging in insurance brokering must comply with CIRC qualification requirements.

On July 11, 2025, the National Financial Regulatory Administration promulgated the Measures for the Administration of Suitability of Financial Institution Products, effective February 1, 2026, requiring financial institutions selling investment-type and insurance products to establish suitability management mechanisms including product risk classification, customer risk assessment, and appropriate product-customer matching. Insurance intermediaries must comply with these suitability requirements when distributing insurance products.

We have obtained an insurance broker license for our insurance brokerage business.

Regulations Related to Employment

The PRC Labor Law (promulgated in July 1994; effective from January 1995; most recently amended in December 2018) and the PRC Labor Contract Law (effective from January 1, 2008; amended in December 28, 2012) require employers to execute written employment contracts with full-time employees and compensate employees at no less than local minimum wage standards. Violations may result in fines and other administrative sanctions; serious violations may constitute criminal offenses.

The December 2012 amendment to the Labor Contract Law, effective July 1, 2013, imposes stricter requirements on labor dispatch. Dispatched workers are entitled to equal pay for equal work, may only engage in temporary, auxiliary, or substitute work, and may not exceed a prescribed percentage of an employer’s total workforce. The Interim Provisions on Labor Dispatch (promulgated January 24, 2014; effective March 1, 2014) set this cap at 10% of total employees, including both directly hired and dispatched workers. Employers not in compliance were required to reduce dispatched workers to below 10% by March 1, 2016.

Chinese Mainland enterprises must participate in statutory employee benefit plans and contribute specified percentages of employee salaries (including bonuses and allowances) to the following funds, in accordance with local regulations:

●	Pension plan
●	Medical insurance plan
●	Unemployment insurance plan
●	Work-related injury insurance plan
●	Maternity insurance plan
●	Housing provident fund

Enterprises failing to make adequate contributions may be ordered to pay the full amount within a prescribed deadline and may face fines and other administrative sanctions.

Regulations Relating to Foreign Exchange

Foreign Currency Exchange

Under the PRC Foreign Currency Administration Rules (promulgated on January 29, 1996; most recently amended on August 5, 2008) and SAFE regulations, payments of current account items in foreign currencies — including trade and service payments, interest, and dividends — may be made without prior SAFE approval by following applicable procedural requirements. Capital account transactions, including direct equity investments, loans, and repatriation of investment, require prior SAFE or local office approval for conversion of RMB into foreign currency and remittance outside mainland China.

SAFE Circular No. 13 (promulgated on February 13, 2015; effective on June 1, 2015; amended on December 30, 2019) eliminated the requirement to obtain SAFE approval for foreign exchange registration of foreign direct investment and overseas direct investment. Applications may now be filed directly with qualified banks, which process registrations under SAFE supervision.

SAFE Circular No. 19 (promulgated on March 30, 2015; effective on June 1, 2015; further amended on February 24, 2023) allows foreign-invested enterprises to settle 100% of their foreign exchange capital on a discretionary basis. Capital must be used truthfully for the enterprise’s own operational purposes within its business scope. Where a foreign-invested enterprise makes domestic equity investment with settled foreign exchange, it must first complete domestic re-investment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment.

SAFE Circular No. 16 (promulgated and effective on June 9, 2016; amended on December 4, 2023) extends self-discretionary foreign exchange conversion to all enterprises registered in mainland China, including conversion of foreign debts. RMB converted from foreign currency-denominated capital may not be directly or indirectly used for purposes beyond the company’s business scope, used for securities investments or other investments except financial products with a risk assessment result no higher than grade 2 and structural deposits, used to make loans to related enterprises unless within the business scope, or used to purchase or build real estate not for the enterprise’s own use, except for enterprises operating real estate development or leasing businesses.

SAFE Circular No. 3 (promulgated January 26, 2017) imposes capital control measures on outbound remittance of profits from domestic entities to offshore entities, requiring: (i) banks to verify transaction authenticity by reviewing board resolutions on profit distribution, original tax filing records, and audited financial statements; and (ii) domestic entities to retain income to cover prior years’ losses before remitting profits. Domestic entities must also explain in detail the sources and intended use of capital and provide board resolutions, contracts, and other supporting documents as part of the outbound investment registration procedure.

Foreign Exchange Registration of Overseas Investment by Chinese Mainland Residents

SAFE Circular 37 (effective July 2014), replacing SAFE Circular 75, regulates the use of special purpose vehicles (SPVs) by Chinese Mainland residents and entities for offshore investment, financing, or round-trip investment in mainland China. An SPV is defined as an offshore entity established or controlled directly or indirectly by Chinese Mainland residents or entities using legitimate onshore or offshore assets or interests for offshore financing or investment. Round-trip investment refers to direct investment in mainland China by Chinese Mainland residents or entities through SPVs to obtain ownership, control, or management rights in foreign-invested enterprises.

Before making contributions into an SPV, Chinese Mainland residents or entities must complete foreign exchange registration with SAFE or its local branch. Following the February 2015 Notice on Further Simplifying and Improving the Administration of Foreign Exchange Concerning Direct Investment (amended December 2019; effective June 1, 2015), registration may be filed with qualified banks rather than directly with SAFE.

Residents or entities that contributed assets to SPVs before SAFE Circular 37 took effect without completing the required registration must register their ownership interests or control with qualified banks. Registration amendments are required for material changes including changes to basic information, investment amounts, share transfers or exchanges, and mergers or divisions. Failure to comply with registration requirements, or misrepresentation or failure to disclose controllers of foreign-invested enterprises established through round-trip investment, may result in restrictions on foreign exchange activities — including payment of dividends, distributions from capital reductions, share transfers or liquidations, and capital inflows from offshore parents — and penalties under Chinese Mainland foreign exchange regulations. For further detail, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—Chinese Mainland regulations relating to investments in offshore companies by Chinese Mainland residents may subject our Chinese Mainland-resident beneficial owners or our Chinese Mainland subsidiary to liability or penalties, limit our ability to inject capital into our Chinese Mainland subsidiary or limit our Chinese Mainland subsidiary’s ability to increase their registered capital or distribute profits.”

Regulations Relating to Stock Incentive Plans

The Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies (the “Stock Incentive Plan Notice”), promulgated by SAFE in February 2012 and replacing prior rules issued in March 2007, requires mainland China residents participating in stock incentive plans of overseas publicly listed companies to register with SAFE or its local branches and follow prescribed procedures. Registration and related procedures must be conducted through a qualified mainland China agent — which may be a mainland China subsidiary of the overseas listed company or another qualified institution appointed by that subsidiary. The mainland China agent must update SAFE registration upon any material change to the stock incentive plan or the agent. On behalf of mainland China residents holding employee stock options, the agent must apply annually to SAFE for a foreign currency payment quota for option exercises. Foreign exchange proceeds received from share sales and dividends under stock incentive plans must be remitted into the mainland China bank accounts opened by the agent before distribution to participants.

We have adopted a share incentive plan under which we award incentives and rewards to eligible participants at our discretion. See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.” We have advised award recipients to handle foreign exchange matters in accordance with the Stock Incentive Plan Notice. However, we cannot guarantee that all participants will successfully complete SAFE registration in full compliance with the Stock Incentive Plan Notice. For further detail on related risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—Any failure to comply with Chinese Mainland regulations regarding employee share incentive plans may subject the Chinese Mainland plan participants or us to fines and other legal or administrative sanctions.”

The State Administration for Taxation has issued circulars requiring mainland China employees who exercise share options to pay PRC individual income tax on such exercises. Our PRC subsidiary and VIE must file documents related to employee share options with relevant tax authorities and withhold individual income taxes for employees exercising options. Failure by employees to pay, or by us to withhold, required taxes may result in sanctions from PRC tax authorities or other government authorities.

Regulations Relating to Dividend Distribution

Dividend distribution by foreign-invested enterprises is governed primarily by the PRC Company Law (promulgated December 29, 1993; most recently amended December 2023; effective July 2024) and, until its replacement by the PRC Foreign Investment Law on January 1, 2020, the Wholly Foreign-owned Enterprise Law (promulgated April 1986; amended September 2016) and its implementation regulations. Under these regulations, foreign-invested enterprises in mainland China may distribute dividends only from accumulated profits determined in accordance with PRC accounting standards. No less than 10% of accumulated profits must be allocated annually to statutory reserve funds until these reserves reach 50% of the registered capital of the enterprises. A mainland China company may not distribute profits until prior fiscal year losses have been fully offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Under our current corporate structure, our Cayman Islands holding company relies on dividend payments from Xiaoying (Beijing) Information Technology Group Co., Ltd., our wholly foreign-owned enterprise incorporated in mainland China, to fund cash and financing requirements. Limitations on our consolidated VIEs’ ability to remit funds to our wholly foreign-owned enterprise, and on our wholly foreign-owned enterprise’s ability to pay dividends to us, could limit our access to cash generated by those entities. For further detail, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.”

Regulations Related to Taxation

Dividend Withholding Tax

Under the PRC Enterprise Income Tax Law (enacted March 2007; effective January 1, 2008; most recently amended December 29, 2018), dividends generated after January 1, 2008 and paid by a foreign-invested enterprise in mainland China to its foreign enterprise investors are subject to a 10% withholding tax, unless a tax treaty between the investor’s jurisdiction and mainland China provides for a preferential rate.

Under the Arrangement between Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (effective December 8, 2006; applicable to Hong Kong assessment years commencing on or after April 1, 2007 and mainland China years commencing on or after January 1, 2007), the withholding tax rate may be reduced to 5% if a Hong Kong enterprise is deemed the beneficial owner of dividends paid by a mainland China subsidiary and has held at least 25% equity interest in that subsidiary throughout the 12-month period immediately prior to the dividend distribution.

Pursuant to the SAT Announcement on Issues Concerning “Beneficial Owners” in Tax Treaties (issued February 3, 2018), determination of beneficial owner status involves a comprehensive analysis of materials including articles of association, financial statements, capital flow records, board minutes and resolutions, allocation of manpower and resources, relevant expenses, functions and risk assumption, loan contracts, royalty or transfer contracts, and patent and copyright certificates. Even where an applicant qualifies as a beneficial owner, the general anti-tax avoidance provisions may still apply if the competent tax authority determines that the principal purpose test clause in the applicable tax treaty or domestic anti-avoidance rules should be invoked.

SAT Circular 35 (promulgated October 14, 2019; effective January 1, 2020) provides that non-PRC resident enterprises are no longer required to obtain pre-approval to enjoy reduced withholding tax rates under tax treaties. Non-PRC resident enterprises and their withholding agents may instead self-assess treaty eligibility and directly apply the reduced rate, including required forms and supporting documents in their tax filings, which are subject to post-filing examination by relevant tax authorities.

Enterprise Income Tax

The Implementing Rules of the Enterprise Income Tax Law, promulgated by the State Council in December 2007 and most recently amended on December 6, 2024 (effective on January 20, 2025), impose a uniform 25% enterprise income tax rate on both foreign-invested and domestic enterprises, permit continued enjoyment of existing tax incentives subject to transitional phase-out rules, and introduce new tax incentives subject to qualification criteria.

The Enterprise Income Tax Law also provides that enterprises organized under laws of jurisdictions outside mainland China whose “de facto management bodies” are located within mainland China may be treated as PRC resident enterprises and subject to 25% enterprise income tax on their worldwide income. The Implementing Rules define “de facto management body” as the body exercising substantial and overall management and control over an enterprise’s production, operations, personnel, accounts, and properties. If we were deemed a PRC resident enterprise, we would be subject to 25% enterprise income tax on our worldwide income, and a 10% withholding tax would apply to dividends paid to our non-PRC enterprise shareholders and gains derived by such shareholders from transfers of our shares.

Bulletin 37 (issued on October 17, 2017; amended in June 2018), replacing Circular 698 and partially replacing and supplementing Bulletin 7 (issued on February 3, 2015; amended in October 2017 and June 2018), provides that indirect transfers of assets — including equity interests in PRC resident enterprises — by non-PRC resident enterprises may be recharacterized as direct transfers of PRC taxable assets if the arrangement lacks reasonable commercial purpose and was structured to avoid PRC enterprise income tax. Gains from such recharacterized transfers are subject to PRC enterprise income tax. For indirect transfers of assets of a mainland China establishment, the gain is treated as effectively connected with that establishment and taxed at 25%. For transfers of immovable properties in mainland China or equity investments in PRC resident enterprises not connected to a mainland China establishment, a 10% tax applies, subject to available treaty relief, with the withholding obligation on the party making the transfer payments. Withholding agents must declare and pay withheld tax to the competent tax authority within 7 days of the withholding obligation arising. Bulletin 37 and Bulletin 7 do not apply to sales of shares through a public stock exchange where such shares were acquired through a public stock exchange transaction. For further detail, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—We and our existing shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.”

Value-Added Tax

The VAT Law of the PRC, promulgated by the SCNPC on December 25, 2024 and effective on January 1, 2026, replaced the Provisional Regulations on Value-Added Tax (promulgated on December 13, 1993; effective on January 1, 1994; most recently amended in November 2017). Under the VAT Law, the generally applicable VAT rates are 13%, 9%, and 6%, and the VAT rate under the simplified tax calculation method is 3%. All taxpayers selling goods, providing processing, repair and replacement services, selling services, intangible assets and immovable assets, or importing goods within the PRC are subject to VAT.

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax (the “Pilot Plan”). In March 2016, they further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, as amended from time to time. Under the Pilot Plan and related notice, VAT at 6% applies on a nationwide basis to revenue from modern service industries in lieu of business tax. Unlike business tax, taxpayers may offset qualified input VAT paid on taxable purchases against the output VAT chargeable on modern services provided.

Regulations Relating to Overseas Listing

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document requiring relevant governmental authorities to strengthen cross-border law enforcement and judicial cooperation, enhance supervision of China-based companies listed overseas, and establish and improve the system of extraterritorial application of Chinese Mainland securities laws.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, effective March 31, 2023. The Trial Measures require Chinese Mainland domestic companies that directly or indirectly seek to offer or list securities overseas to complete filing procedures with and report relevant information to the CSRC. An overseas listing is deemed an indirect overseas offering by a Chinese Mainland domestic company if: (i) 50% or more of the issuer’s operating revenue, total profit, total assets, or net assets in the most recent audited consolidated financial statements is accounted for by Chinese Mainland domestic companies; and (ii) the issuer’s main business activities are conducted in mainland China, its main places of business are located in mainland China, or the majority of senior management in charge of business operations and management are Chinese Mainland citizens or have their usual place of residence in mainland China.

Overseas listings are prohibited under the Trial Measures in any of the following circumstances:

●	The securities offering or listing is explicitly prohibited by laws, administrative regulations, or relevant state rules.
●	The intended offering or listing may endanger national security as determined by competent authorities under the State Council.
●	The domestic company or its controlling shareholders or actual controller have committed crimes including corruption, bribery, embezzlement, misappropriation of property, or undermining the socialist market economy order within the prior three years.
●	The domestic company is currently under investigation for suspected criminal offenses or major violations of laws or regulations with no conclusion reached.
●	Material ownership disputes exist over equity held by the domestic company’s controlling shareholders or shareholders controlled by the controlling shareholders or actual controller.

Chinese Mainland domestic companies that fail to complete required filings or that conceal material facts or falsify content in filing documents may face administrative penalties including rectification orders, warnings, and fines. Controlling shareholders, actual controllers, persons directly in charge, and other directly liable persons may also be subject to warnings and fines.

On February 24, 2023, the CSRC, Ministry of Finance, National Administration of State Secrets Protection, and National Archives Administration of China jointly promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Archives Rules”), effective March 31, 2023. The Archives Rules require domestic companies seeking overseas listings to protect state secrets, maintain sound confidentiality and archives administration systems, and fulfill applicable confidentiality obligations. Domestic companies must obtain approval from competent authorities before disclosing — directly or through their overseas listed entities — to securities companies, service providers, or overseas regulators any documents containing state secrets or government working secrets. Documents or materials that, if leaked, would be detrimental to national security or public interest must be handled in strict accordance with applicable national regulations before disclosure. Domestic companies must also follow applicable national procedures before providing accounting archives or copies thereof to securities companies, service providers, overseas regulators, or individuals.

Regulations Related to Anti-Monopoly

The Anti-Monopoly Law took effect on August 1, 2008. Following the 2018 Institutional Reform Plan approved by the National People’s Congress on March 17, 2018, the anti-monopoly enforcement functions previously held by the NDRC, SAIC, and MOFCOM were consolidated into the SAMR.

On June 24, 2022, the Standing Committee of the National People’s Congress adopted the Decision to Amend the Anti-Monopoly Law, effective on August 1, 2022. The amendment strengthens regulation of internet platforms, prohibiting undertakings from using data, algorithms, technologies, capital advantages, platform rules, or other means to engage in monopolistic conduct. The amendment also escalates administrative penalties: for failure to notify anti-monopoly agencies of a proposed concentration of undertakings that has or may have the effect of excluding or limiting competition, the State Council Anti-Monopoly Enforcement Agency may order reinstatement of the pre-concentration status and impose fines up to 10% of the operator’s prior-year sales revenue; where the concentration does not have such competitive effect, fines up to RMB 5,000,000 may be imposed.

On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-Monopoly Guidelines for the Platform Economy Sector, providing compliance guidance for platform economy operators and specifically prohibiting acts that may eliminate or limit market competition, including concentration of undertakings.

On March 24, 2023, the SAMR promulgated four regulations ancillary to the Anti-Monopoly Law, all effective on April 15, 2023:

●	Review Measures of Concentration of Undertakings: Clarifies factors for recognizing “control” and “implementation of concentration,” elaborates suspension of review rules, and empowers the SAMR to order filing of concentrations that do not meet declaration thresholds but may have the effect of excluding or limiting competition.
●	Provisions on the Prohibition of Monopoly Agreements: Amended and re-promulgated on December 9, 2025; effective on February 1, 2026.
●	Provisions on the Prohibition of Acts of Abuse of Dominant Market Positions: Effective on April 15, 2023. Specifies prohibited conduct constituting abuse of dominant market position and sets out enforcement procedures and legal liabilities.
●	Provisions on Curbing the Abuse of Administrative Power to Exclude or Restrict Competition: Amended and re-promulgated on December 18, 2025; effective on February 1, 2026.

The filing thresholds for concentration of undertakings are governed by the Provisions on the Threshold of Filings for Undertaking Concentrations (issued in 2008; most recently amended on January 22, 2024). A filing is required where, in the preceding fiscal year: (i) the total global turnover of all participating operators exceeded RMB 12 billion and at least two operators each had turnover exceeding RMB 800 million within mainland China; or (ii) the total turnover within mainland China of all participating operators exceeded RMB 4 billion and at least two operators each had turnover exceeding RMB 800 million within mainland China.

On April 25, 2024, the SAMR promulgated the Anti-Monopoly Compliance Guideline for Undertakings, introducing a compliance incentive mechanism that allows anti-monopoly enforcement agencies to consider the establishment and implementation of anti-monopoly compliance management systems when addressing monopolistic practices.

On June 6, 2024, the State Council promulgated the Regulation on Fair Competition Review, establishing a comprehensive oversight mechanism covering fair competition review, random inspections, complaint handling, and supervision. The SAMR promulgated the Implementing Measures for the Regulation on Fair Competition Review on February 28, 2025 (effective on April 20, 2025), further clarifying applicable review standards, specific circumstances subject to review, and procedural requirements including applicable time limits.

On June 27, 2025, the State Council promulgated the revised Anti-Unfair Competition Law, expanding regulation of digital markets, data use, and platform conduct. The revised law prohibits the improper acquisition or use of data lawfully held by other operators through deceptive or technically circumventive means — even where such data does not constitute a trade secret — and restricts the use of data, algorithms, or platform rules to disrupt competitors’ online services. The scope of unfair competition is extended to digital identifiers, misleading search practices, fabricated transactions, and false reviews. The law also strengthens enforcement by increasing penalties and liability for online unfair competition and obstruction of investigations, raising compliance risks for data-driven platform operators.

The Anti-Monopoly Law also provides a private right of action for competitors or users to bring anti-monopoly claims. As public awareness of these rights increases, more companies — including our competitors, business partners, and customers — may seek remedies under the law, regardless of the merits of their claims.

In addition, on February 3, 2011, the General Office of the State Council promulgated Circular 6, officially establishing a security review system for mergers and acquisitions of domestic enterprises by foreign investors. MOFCOM promulgated the MOFCOM Security Review Regulations on August 25, 2011 (effective on September 1, 2011) to implement Circular 6. A security review is required for acquisitions raising national defense and security concerns, and for acquisitions through which foreign investors may acquire “de facto control” of domestic enterprises with “national security” concerns. MOFCOM focuses on the substance and actual impact of transactions in determining whether security review applies. Transactions subject to review are submitted to the Inter-Ministerial Panel — established under Circular 6 and led by the NDRC and MOFCOM under State Council leadership — for review. Foreign investors may not bypass the security review through trusts, indirect investments, leases, loans, contractual control arrangements, or offshore transactions.

4.C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report. It omits certain entities that are immaterial to our results of operations, business and financial condition and also omits trusts and limited partnership enterprises we consolidate. The relationships between, on the one hand, each of Beijing Ying Zhong Tong (VIE), and Shenzhen Xiaoying (VIE), and on the other, Beijing WFOE as illustrated in this diagram are governed by contractual arrangements and do not constitute equity ownership. The dissolution has been approved by Beijing WFOE pursuant to the relevant variable interest entity agreements.

(1)	In December 2017, Beijing WFOE acquired 100% of the equity interest held by Shenzhen Xiaoying (VIE) in Shenzhen Xiaoying Puhui Technology Co., Ltd. and Shenzhen Xiaoying Information Technology Group Co., Ltd.
(2)	Mr. Yue (Justin) Tang and entities controlled by Mr. Yue (Justin) Tang hold 42.9838% and 57.0162% of equity interest in Shenzhen Xiaoying, respectively.
(3)	Mr. Yue (Justin) Tang and Mrs. Jing Sun hold 51% and 49% of the equity interest in Beijing Ying Zhong Tong (VIE), respectively.

* Entities in which the shareholders of X Financial own the equity interest.

** Entities in which the shareholders of X Financial do not own any equity interest.

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

Furthermore, through Beijing WFOE, X Financial conducts its operation in Chinese Mainland through Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd, or Beijing Ying Zhong Tong (VIE), and Shenzhen Xiaoying Technology Co., Ltd., or Shenzhen Xiaoying (VIE). X Financial and its subsidiaries do not have equity interests in Shenzhen Xiaoying (VIE), or Beijing Ying Zhong Tong (VIE). X Financial’s control over the VIEs and X Financial’s position of being the primary beneficiary of the VIEs for the accounting purposes are limited to the conditions that X Financial met for consolidation of the VIEs under U.S. GAAP. Such conditions include that (i) X Financial controls VIEs through power to govern the activities which most significantly impact the VIEs’ economic performance, (ii) X Financial is contractually obligated to absorb losses of VIEs that could potentially be significant to VIEs, and (iii) X Financial is entitled to receive benefits from VIEs that could potentially be significant to VIEs. Only if X Financial meets the aforementioned conditions for consolidation of the VIEs under U.S. GAAP, X Financial will be deemed as the primary beneficiary of the VIEs, and the VIEs will be treated as X Financial’s consolidated affiliated entities for accounting purposes. X Financial could face heightened risks and substantial costs in enforcing these contractual arrangements, because, although contractual arrangements similar to the contractual arrangements with the VIEs (the “VIE Agreements”) have been widely adopted by Chinese Mainland companies seeking to list aboard, such arrangements have not been tested in any of the Chinese Mainland courts. In addition, there are uncertainties regarding the interpretation and application of current and future Chinese Mainland laws, regulations, and rules relating to these contractual arrangements.

Shenzhen Xiaoying (VIE) and Beijing Ying Zhong Tong (VIE) were incorporated in the Chinese Mainland and conduct operations in the Chinese Mainland. Shenzhen Ying Zhong Tong (VIE) and Quanbei Microcredit (VIE) are wholly-owned subsidiaries of Shenzhen Xiaoying (VIE). Shenzhen Ying Ai Gou (VIE) is a wholly-owned subsidiary of Beijing Ying Zhong Tong (VIE). Shenzhen Ying Zhong Tong (VIE), Quanbei Microcredit (VIE) and Shenzhen Ying Ai Gou (VIE) were incorporated in the Chinese Mainland and conduct operations in the Chinese Mainland.

Contractual Arrangements with Consolidated VIEs and Their Shareholders (“VIE Agreements”)

Due to Chinese Mainland legal restrictions on foreign ownership and investment in value-added telecommunications and other areas, we conduct these activities through our VIEs and their subsidiaries, over which we exercise effective control through contractual arrangements among our VIEs and their shareholders — consistent with other entities with foreign-incorporated holding company structures operating in our industry in mainland China.

The contractual arrangements allow us to:

●	exercise effective control over our VIEs;
●	receive substantially all of the economic benefits of our VIEs; and
●	hold an exclusive call option to purchase all or part of the equity interests in and/or assets of our VIEs to the extent permitted by law.

As a result of these contractual arrangements, we are the primary beneficiary of the VIEs and their subsidiaries and have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.

Our PRC counsel has advised us that:

●	The VIE Agreements constitute valid, legal, and binding obligations enforceable against each party in accordance with their terms, subject, as to enforceability, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles; and
●	The due execution, delivery, and performance of the VIE Agreements by the parties thereto do not result in any violation of any explicit requirements under any PRC Laws in all material aspects.

Uncertainties exist regarding the interpretation and application of current and future PRC laws and regulations, and there can be no assurance that any governmental authority will not take a view that is contrary to or otherwise different from our views stated herein.

The following summarizes the currently effective contractual arrangements among our wholly-owned subsidiaries, the VIEs, and the shareholders of the VIEs and their spouses.

Agreements Providing Effective Control Over the VIEs

Shareholders’ Voting Rights Proxy Agreements. Pursuant to these agreements among Beijing WFOE, each of the VIEs, and their shareholders, each shareholder irrevocably authorizes Beijing WFOE or its designee to act as attorney-in-fact to exercise all shareholder rights, including the right to convene shareholders’ meetings, vote and sign resolutions, appoint and remove directors and senior executives, and sell, transfer, pledge, and dispose of all or a portion of the shares held by such shareholder, and other shareholder voting rights permitted by the applicable VIE’s articles of association. These agreements remain in force for ten years and renew automatically for successive one-year terms unless Beijing WFOE provides thirty days’ notice of non-renewal.

Spousal Consent Letters. Each spouse of an individual VIE shareholder has signed a spousal consent letter unconditionally and irrevocably waiving any rights to the relevant shares and associated economic rights or interests to which he or she may be entitled under applicable law, and undertaking not to assert any rights over those shares or underlying assets. Each signing spouse agrees to take all necessary actions to ensure proper performance of the contractual arrangements and will be bound by them if he or she obtains any VIE equity for any reason.

Equity Pledge Agreements. Pursuant to these agreements among Beijing WFOE, each of the VIEs, and their shareholders, the shareholders have pledged 100% of their equity interests in the VIEs to Beijing WFOE to guarantee performance of obligations under the Shareholders’ Voting Rights Proxy Agreements, the Equity Pledge Agreements, and the Exclusive Business Cooperation Agreements. If the VIEs or their shareholders breach these obligations, Beijing WFOE as pledgee may dispose of the pledged equity interests and has priority over the proceeds. Shareholders may not dispose of or encumber the pledged equity interests until all contractual obligations are fully performed and all secured debts are paid in full, whichever is later. We have completed registration of the equity pledges in Beijing Ying Zhong Tong (VIE) and Shenzhen Xiaoying (VIE) with the competent administration for market regulation.

Agreements Providing Economic Benefits from the VIEs

Exclusive Business Cooperation Agreements. Pursuant to these agreements between Beijing WFOE and each of the VIEs, Beijing WFOE or its designee has the exclusive right to provide the VIEs with technical support, consulting, and other services. Service fees equal 100% of the VIEs’ total consolidated profit after absorbing any cumulative losses and setting aside working capital, operational costs, taxes, and other statutory contributions. Without Beijing WFOE’s prior written consent, the VIEs may not obtain these services from any third party. Beijing WFOE determines service fees by considering the complexity, time required, commercial value, and specific content of services provided, and holds exclusive ownership of all intellectual property created under these agreements. These agreements remain effective for ten years and renew automatically for successive ten-year terms unless both parties agree otherwise in writing or Beijing WFOE terminates them early.

Agreements Providing the Option to Purchase Equity Interests in the VIEs

Exclusive Call Option Agreements. Pursuant to these agreements among Beijing WFOE, each of the VIEs, and their shareholders, the shareholders irrevocably grant Beijing WFOE or its designee an exclusive option to purchase all or part of their equity interests in the VIEs at the lowest price permitted by applicable mainland China law. Shareholders may not create any pledge or encumbrance on, or transfer, gift, or otherwise dispose of, their equity interests to any person other than Beijing WFOE or its designee. Without Beijing WFOE’s prior written consent, shareholders may not amend the VIEs’ articles of association, increase or decrease registered capital, permit transactions that materially and adversely affect the VIEs’ assets, liabilities, operations, equity interests, or other legal interests, merge with other entities, make investments, or distribute dividends. These agreements remain effective for ten years and extend automatically for successive ten-year terms unless Beijing WFOE provides notice of non-extension.

4.D. Property, Plant and Equipment

Our corporate headquarters are located in Shenzhen, where we lease an area of approximately 6,373 square meters as of the date of this annual report. We also lease office space of approximately 1,785 square meters in Beijing and office space of approximately 2,447 square meters in Shanghai. We lease our premises from third parties under operating lease agreements. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

5.A. Operating Results

Key Factors Affecting Our Results of Operations

Economic Conditions and Regulatory Environment in China

Demand for personal finance services from prime borrowers is shaped by broader economic conditions in mainland China. General macroeconomic factors — including the interest rate environment and unemployment levels — affect borrowers’ willingness to seek loans. Significant increases in interest rates could deter prospective borrowers, while an economic slowdown resulting in higher unemployment and lower real income may reduce disposable income, affecting both repayment capability and willingness to borrow, which in turn may affect delinquency rates.

The regulatory framework governing China’s online personal finance industry continues to evolve, and the direction of travel is tightening. On April 1, 2025, the National Financial Regulatory Administration issued Notice 9, which requires commercial banks to strictly control total borrowing costs and has established, in practice, a cap of 24% per annum on the total borrowing cost of a single loan. We view this notice as an extension of an established policy trajectory rather than a directional break. Regulatory authorities also continued to tighten total borrowing cost caps applicable to microcredit and consumer finance companies during the period, and such entities may face de facto requirements set below 24%; the extent and pace of those requirements remain highly uncertain. We expect current and emerging regulatory requirements to adversely and materially affect our operating results, and we cannot exclude the possibility of operating losses in future periods.

While certain implementation details remain to be clarified, the broader objective is consistent: responsible credit access alongside financial stability. We regard the growing inclusion of loan facilitation platforms under formal regulatory supervision as recognition of our increasing role within the financial system. We remain committed to full compliance, continued funding diversification, an expanding loan product and service mix, and stronger risk management.

Size of Borrower Base and Engagement

Our revenues depend on our ability to acquire new borrowers and retain existing ones. Active borrowers grew from 4,495,997 in 2023 to 5,231,887 in 2024 and 6,688,186 in 2025, of whom 2,853,149 (63.5%), 3,180,028 (60.8%), and 3,865,183 (57.8%) were new borrowers, respectively. Total loans facilitated were RMB 105,557 million in 2023, RMB 104,889 million in 2024, and RMB 130,552 million in 2025. We rely on attractive fee rates, products, and services to acquire new borrowers. Any change in our ability to attract or retain borrowers, or in the cost of borrower acquisition, may affect our revenue and profitability.

Loan Pricing

Revenue and profitability depend on the terms of our loan products—service or interest fee rates, durations, and sizes. Longer-duration and larger loans generally carry higher fees. Within each product category we set per-transaction fees by loan type, size, and duration. Our proprietary credit scoring model assigns each applicant a credit assessment result and credit line, drawing on basic information, credit history, and behavioral data, and we expect to assign differentiated fee rates on the basis of that assessment. Fee rate variation tracks competitive market conditions, and pricing adjustments will affect our results.

Ability to Maintain Effective Risk Management

Our ability to assess borrower credit risk and classify borrowers into appropriate risk profiles directly affects our ability to attract both borrowers and institutional funding partners. The 31–60-day delinquency rate on our platform fell from 1.57% at December 31, 2023 to 1.17% at December 31, 2024, then rose to 2.90% at December 31, 2025. The 2025 increase reflects an intensifying shift in the macroeconomic landscape, an evolving regulatory environment, and a more conservative industry-wide risk posture—conditions that produced more challenging borrower repayment behavior across the portfolio. In response, we deliberately tightened credit standards and refocused on higher-quality origination, and we continue to optimize fraud detection, improve credit scoring accuracy, and strengthen collection effectiveness using our big-data analytical capabilities and accumulated operational data. For further detail, see “Item 4. Information on the Company—4.B. Business Overview—Risk Management.”

Ability to Maintain Stable Funding Sources

Our revenue depends on stable and diversified institutional funding. At the end of 2019 we stopped funding loan products through individual investors on the Xiaoying Wealth Management platform and shifted to banks, consumer finance companies, trust companies, and other institutions, achieving 100% institutional funding on new loans by the end of the second quarter of 2020. In May 2021 we obtained a network microcredit license from the Local Financial Regulatory Bureau of Shenzhen Municipality and began online microcredit operations in July 2021. Institutional partners funded 97.2%, 95.9%, and 96.6% of total loan volume in 2023, 2024, and 2025, respectively, with our own capital supplying the balance.

Relationship with Financial Institutional Cooperators

Our cooperators are central to both our risk management and funding model. They provide credit insurance and guarantee services that protect investors and institutional funding partners against borrower default. Substantially all hold at least an AA+ credit rating from reputable agencies, cover both North and South China, and carry registered capital of more than RMB 1 billion. Their brand strength helps us expand our institutional funding base at reasonable cost.

We also draw on our cooperators’ insurance and guarantee decision opinions to sharpen underwriting. Their credit assessment models access databases including the PBOC Credit Reference Center, available only to licensed financial institutions; we combine those inputs with additional decision variables to build a more complete picture of borrower creditworthiness. Changes to our arrangements with financial institutional cooperators in credit insurance, guarantee services, credit assessment, or related areas could affect investor confidence, business growth, and profitability. For further detail, see “Item 4. Information on the Company—4.B. Business Overview—Our Partnership with Financial Institutional Cooperators.”

Our subsidiary Tianjin Yuexin, which holds a financing guarantee license, commenced guarantee operations in June 2023 and currently operates under multiple guarantee structures tailored to different partner and risk profiles. We have expanded cooperation with high-quality external financing guarantee companies that protect institutional funding partners from default losses and charge guarantee fees to borrowers, a portion of which is remitted to us as service fees. We may consider additional funding-protection arrangements, but we cannot assure you that any new structure will be favorably received by our cooperators or institutional funding partners, which could adversely affect our operations.

Loan Performance

Delinquency Rate by Balance of Xiaoying Credit Loan

We define the delinquency rate as the outstanding principal of loans that are 31–60 days past due, expressed as a percentage of total outstanding principal on loans we facilitated as of a given date. Loans more than 60 days past due are charged off and excluded from the calculation.

	December 31,
	2023	2024	2025
Delinquent for 31-60 days	1.57%	1.17%	2.90%

To make our delinquency metrics comparable to peers, we also present rates for loans 31–90 days and 91–180 days past due, measured as outstanding principal in each bucket over total outstanding principal on loans we facilitated. Loans more than 180 days past due are excluded from these calculations.

	Delinquent for
	31 - 90 days	91 - 180 days
December 31, 2023	2.81%	3.12%
December 31, 2024	2.09%	2.48%
December 31, 2025	5.21%	6.31%

Credit quality improved in 2024 and weakened materially in 2025 across every delinquency bucket. The 31–60-day rate moved from 1.57% to 1.17% to 2.90%; the 31–90-day rate moved from 2.81% to 2.09% to 5.21%; and the 91–180-day rate moved from 3.12% to 2.48% to 6.31% across the three year-end dates. The 2025 deterioration reflects two overlapping pressures: an intensifying shift in the macroeconomic landscape together with an evolving regulatory environment, and a more conservative industry-wide risk posture. Both forces produced more challenging borrower repayment conditions, and we tightened credit standards and refocused on higher-quality origination as conditions deteriorated through the year.

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

The following chart displays the historical cumulative 90-day plus past due delinquency rates by loan origination vintage for all continuing Xiaoying Credit Loans facilitated through our platform up to December 31, 2025.

90 Day+ Delinquency Rate by Vintage of Xiaoying Credit Loan
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
4
5
6
7
8
9
10
11
12
13
14
15
2023Q1
2023Q2
2023Q3
2023Q4
2024Q1
2024Q2
2024Q3
2024Q4
2025Q1
2025Q2
2025Q3

The same two drivers—macroeconomic and regulatory pressure, and the industry’s more conservative risk posture—explain the vintage pattern illustrated above. Later vintages show elevated cumulative delinquency relative to equivalent maturities in earlier cohorts, reflecting the deteriorating repayment environment that emerged through 2025.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues
Loan facilitation service	2,740,974	56.9%	3,102,345	52.8%	3,843,005	549,542	50.3%
Post-origination service	596,582	12.4%	759,539	12.9%	1,074,454	153,645	14.1%
Financing income	1,137,336	23.6%	1,372,004	23.5%	1,396,976	199,765	18.3%
Guarantee income	24,497	0.5%	201,716	3.4%	636,572	91,030	8.3%
Other revenue	315,495	6.6%	436,178	7.4%	688,418	98,442	9.0%
Total net revenue	4,814,884	100.0%	5,871,782	100.0%	7,639,425	1,092,424	100.0%
Operating costs and expenses:
Origination and servicing	1,544,014	32.1%	1,738,139	29.6%	2,020,546	288,934	26.5%
Borrower acquisitions and marketing	1,370,942	28.5%	1,582,472	27.0%	2,202,375	314,935	28.8%
General and administrative	153,943	3.2%	175,934	3.0%	199,559	28,537	2.6%
Provision for contingent guarantee liabilities	67,520	1.4%	241,738	4.1%	1,001,273	143,180	13.1%
Provision for accounts receivable and contract assets	12,234	0.3%	35,732	0.6%	242,719	34,708	3.2%
Reversal of provision for loan receivable from Xiaoying Housing Loans	(4,213)	(0.1)%	(4,157)	(0.1)%	(8)	(1)	(0.0)%
Provision for loans receivable from Xiaoying Credit Loans and other loans	233,350	4.8%	225,815	3.8%	340,217	48,650	4.5%
Change in fair value of financial guarantee derivative	(24,966)	(0.5)%	(1,038)	(0.0)%	3,367	481	0.0%
Fair value adjustments related to Consolidated Trusts	531	0.0%	—	—	—	—	—
(Reversal of) provision for credit losses on deposits to institutional cooperators	(674)	(0.0)%	3,223	0.1%	(775)	(111)	(0.0)%
Provision for credit losses for other financial assets	86	0.0%	155	0.0%	73	11	0.0%
Total operating expenses	3,352,767	69.7%	3,998,013	68.1%	6,009,346	859,324	78.7%
Income from operations	1,462,117	30.3%	1,873,769	31.9%	1,630,079	233,100	21.3%
Interest (expense) income, net	(20,365)	(0.4)%	(560)	(0.0)%	10,659	1,524	0.1%
Foreign exchange loss	(4,023)	(0.1)%	(9,533)	(0.2)%	(8,539)	(1,221)	(0.1)%
Income (loss) from financial investments	6,498	0.1%	17,134	0.3%	(14,456)	(2,067)	(0.2)%
Other income, net	24,351	0.5%	13,521	0.2%	132,250	18,911	1.8%
Income before income taxes	1,468,578	30.4%	1,894,331	32.2%	1,749,993	250,247	22.9%
Income tax expense	(261,130)	(5.4)%	(405,702)	(6.9)%	(291,650)	(41,705)	(3.7)%
(Loss) gain from equity in affiliates, net of tax	(1,931)	(0.0)%	10,159	0.2%	25,716	3,677	0.3%
(Loss) gain from financial investments at equity method, net of tax	(18,723)	(0.4)%	41,118	0.7%	(19,506)	(2,789)	(0.3)%
Net income	1,186,794	24.6%	1,539,906	26.2%	1,464,553	209,430	19.2%

The following table summarizes key financial ratios for each of the fiscal years ended December 31, 2023, 2024, and 2025, calculated from the audited financial data presented in this Form 20-F.

	For the Year Ended December 31,
	2023	2024	2025
Operating Margin (1)	30.4%	31.9%	21.3%
Net Income Margin (2)	24.6%	26.2%	19.2%
Return on Equity (3)	22.4%	24.1%	19.8%
Return on Assets (4)	11.6%	13.1%	11.1%

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

Discussion of Key Financial Ratios

Operating margin improved from 30.4% in 2023 to 31.9% in 2024, as revenue growth of 21.9% outpaced the growth in total operating expenses, which declined as a percentage of revenue from 69.7% to 68.1%. The improvement was driven by operating leverage across the two largest cost lines — origination and servicing fell from 32.1% to 29.6% of revenue and borrower acquisitions and marketing fell from 28.5% to 27.0% — while credit-related provisions, though lower in absolute scale than in 2025, began accelerating materially — provision for contingent guarantee liabilities tripled from RMB 67.5 million to RMB 241.7 million — foreshadowing the more significant deterioration in asset quality that emerged in 2025.

Operating margin contracted sharply to 21.3% in 2025, a decline of 10.6 percentage points, as total operating expenses rose to 78.7% of revenue. The primary driver was the provision for contingent guarantee liabilities, which increased from RMB 241.7 million (4.1% of revenue) in 2024 to RMB 1,001.3 million (13.1% of revenue) in 2025, an increase of RMB 759.5 million that alone accounted for the majority of the margin compression. Provisions for accounts receivable and contract assets and for loans receivable increased by a further RMB 207.0 million and RMB 114.4 million, respectively. In aggregate, total credit-related provisions increased by RMB 1,080.9 million year-over-year, consuming 61.2% of the RMB 1,767.6 million revenue increase before other cost growth is considered. Revenue grew 30.1% in 2025, but income from operations declined from RMB 1,873.8 million to RMB 1,630.1 million (US$233.1 million), reflecting a year in which volume and revenue growth was more than offset by sharply higher credit-related provisions driven by deteriorating asset quality and a more conservative provisioning stance.

Net income margin followed a similar but partially cushioned trajectory, rising from 24.6% in 2023 to 26.2% in 2024 before declining to 19.2% in 2025. The 2025 net income margin decline of 7.0 percentage points was less severe than the 10.6 percentage point contraction in operating margin, primarily because income tax expense fell from RMB 405.7 million (6.9% of revenue) in 2024 to RMB 291.7 million (3.7% of revenue) in 2025, reflecting lower pre-tax profit and a favorable change in valuation allowance. Additionally, other income, net, increased from RMB 13.5 million to RMB 132.3 million (US$18.9 million), providing further partial offset. These below-the-line items together cushioned approximately 3.6 percentage points of what would otherwise have been a larger net margin decline. The gap between operating margin and net income margin in 2024 — a spread of 5.7 percentage points — was unusually wide due to the elevated tax charge in that year; in 2025, with the tax burden easing, this spread narrowed to 2.1 percentage points, a more normalized relationship.

Return on equity rose from 22.4% in 2023 to 24.1% in 2024, as net income growth of 29.8% outpaced the growth in average equity, before declining to 19.8% in 2025. The 2025 decline reflects two simultaneous pressures: net income fell 4.9% from RMB 1,539.9 million to RMB 1,464.6 million (US$209.4 million), while the equity base continued to expand as prior-year retained earnings accreted to shareholders’ equity. Implied total equity grew from approximately RMB 6,953 million at December 31, 2024 to approximately RMB 7,837 million at December 31, 2025, increasing average equity for 2025 relative to 2024 and creating a denominator headwind even before the earnings decline. The 19.8% ROE in 2025 reflects the provisioning-driven earnings compression described above and should be considered in the context of the Company’s conservative provisioning stance; to the extent provisions exceed ultimate realized losses, a portion of the 2025 charge would be expected to reverse into earnings in future periods.

Return on assets rose from 11.6% in 2023 to 13.1% in 2024, driven by strong earnings growth against a nearly flat asset base — total assets grew by only RMB 169.3 million between December 31, 2023 and December 31, 2024. Return on assets declined to 11.1% in 2025, reflecting a simultaneous compression in net income and a material expansion in total assets from RMB 11,819.3 million to RMB 14,665.7 million (US$2,097.2 million). The asset growth was concentrated in accounts receivable and contract assets, which grew RMB 1,116.4 million or 55.0% to RMB 3,146.0 million (US$449.9 million), and financial investments, which grew RMB 729.6 million to RMB 1,243.1 million (US$177.8 million). Both the earnings compression — driven by the sharp increase in credit-related provisions — and the simultaneous expansion of the asset base, concentrated in guarantee-related receivables and financial investments, contributed to the ROA decline, with the guarantee business expansion placing pressure on both the numerator and denominator of the ratio concurrently.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Net Revenues

The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented:

	For the Year Ended December 31,
	2024		2025
	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues
Loan facilitation service	3,102,345	52.8%	3,843,005	549,542	50.3%
Post-origination service	759,539	12.9%	1,074,454	153,645	14.1%
Financing income	1,372,004	23.5%	1,396,976	199,765	18.3%
Guarantee income	201,716	3.4%	636,572	91,030	8.3%
Other revenue	436,178	7.4%	688,418	98,442	9.0%
Total net revenue	5,871,782	100.0%	7,639,425	1,092,424	100.0%

Total net revenues grew in 2025, driven by higher loan facilitation volumes and the cumulative seasoning of loans originated in prior periods. Loan facilitation service fees increased from RMB 3,102.3 million in 2024 to RMB 3,843.0 million (US$549.5 million) in 2025, tracking higher facilitation volumes for the year. Post-origination service fees rose from RMB 759.5 million to RMB 1,074.5 million (US$153.6 million), reflecting the cumulative effect of the greater volume of loans facilitated in prior years; we recognize these fees on a straight-line basis over the term of the underlying loans as services are provided. Financing income increased from RMB 1,372.0 million to RMB 1,397.0 million (US$199.8 million), supported by a higher average loan balance held on our balance sheet compared with 2024.

Guarantee income and ancillary revenue recorded the fastest growth. Guarantee income rose from RMB 201.7 million in 2024 to RMB 636.6 million (US$91.0 million) in 2025, as the cumulative volume of facilitated loans covered by guarantee service expanded materially. Other revenue increased from RMB 436.2 million to RMB 688.4 million (US$98.4 million), driven by higher referral fees for introducing borrowers to other platforms and increased commission from insurance brokerage activity.

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our total revenues, for the periods presented.

	For the Year Ended December 31,
	2024		2025
	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating costs and expenses:
Origination and servicing	1,738,139	29.6%	2,020,546	288,934	26.5%
Borrower acquisitions and marketing	1,582,472	27.0%	2,202,375	314,935	28.8%
General and administrative	175,934	3.0%	199,559	28,537	2.6%
Provision for contingent guarantee liabilities	241,738	4.1%	1,001,273	143,180	13.1%
Provision for accounts receivable and contract assets	35,732	0.6%	242,719	34,708	3.2%
Reversal of provision for loan receivable from Xiaoying Housing Loans	(4,157)	(0.1)%	(8)	(1)	(0.0)%
Provision for loans receivable from Xiaoying Credit Loans and other loans	225,815	3.8%	340,217	48,650	4.5%
Change in fair value of financial guarantee derivative	(1,038)	(0.0)%	3,367	481	0.0%
Provision for (reversal of) credit losses on deposits to institutional cooperators	3,223	0.1%	(775)	(111)	(0.0)%
Provision for credit losses for other financial assets	155	0.0%	73	11	0.0%
Total operating expenses	3,998,013	68.1%	6,009,346	859,324	78.7%

Operating expenses rose across every major line in 2025, with credit-related provisions accounting for the steepest increases. Origination and servicing expenses grew from RMB 1,738.1 million to RMB 2,020.5 million (US$288.9 million), primarily because collection expense scaled with the cumulative volume of loans facilitated and originated in prior quarters. Borrower acquisitions and marketing expenses rose from RMB 1,582.5 million to RMB 2,202.4 million (US$314.9 million), reflecting intensified acquisition effort during the year. General and administrative expenses increased from RMB 175.9 million to RMB 199.6 million (US$28.5 million), driven by higher labor costs and share-based compensation.

Total operating expenses increased RMB 2,011.3 million, or 50.3%, from RMB 3,998.0 million to RMB 6,009.3 million, rising from 68.1% to 78.7% of total revenue; of this increase, credit-related provisions accounted for RMB 1,080.9 million or approximately 53.7%, with the provision for contingent guarantee liabilities alone — up RMB 759.5 million to RMB 1,001.3 million — exceeding guarantee income recognized in the year of RMB 636.6 million by RMB 364.7 million. Provisions expanded sharply, reflecting deteriorating asset quality and a more conservative provisioning stance. Provision for contingent guarantee liabilities increased from RMB 241.7 million in 2024 to RMB 1,001.3 million (US$143.2 million) in 2025, as guarantee liabilities grew with the expanded volume of facilitated loans covered by guarantee service. Provision for accounts receivable and contract assets rose from RMB 35.7 million to RMB 242.7 million (US$34.7 million), driven by higher receivables and contract assets from guarantee income as covered volume increased. Provision for loans receivable from Xiaoying Credit Loans and other loans increased from RMB 225.8 million to RMB 340.2 million (US$48.7 million), primarily on a higher estimated loss rate.

Income Tax Expense

Income tax expense fell from RMB 405.7 million in 2024 to RMB 291.7 million (US$41.7 million) in 2025, reflecting lower profit before tax and change in valuation allowance.

Net Income

Net income decreased RMB 75.4 million, or 4.9%, from RMB 1,539.9 million in 2024 to RMB 1,464.6 million (US$209.4 million) in 2025. Revenue growth of RMB 1,767.6 million was more than offset by a RMB 2,011.3 million increase in total operating expenses, producing a RMB 243.7 million decline in income from operations; of the total operating expense increase, credit-related provisions accounted for RMB 1,080.9 million, consuming 61.2% of the revenue increase before other cost growth is considered. This operating income decline was partially mitigated below the line by a RMB 114.1 million reduction in income tax expense — as the implied effective tax rate fell from 21.4% to 16.7% — and a RMB 118.7 million increase in other income, net. The result reflects a year in which volume and revenue grew but deteriorating asset quality and a more conservative provisioning stance compressed profitability.

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

Total net revenues grew from RMB 4,814.9 million in 2023 to RMB 5,871.8 million in 2024, an increase of 21.9%, as improved loan facilitation economics and cumulative volume effects lifted revenues across most categories. Loan facilitation service fees increased from RMB 2,741.0 million to RMB 3,102.3 million, primarily because lower expected prepayment rates increased the present value of fees recognized during the year. Post-origination service fees rose from RMB 596.6 million to RMB 759.5 million, reflecting the cumulative effect of the higher volume of loans facilitated in prior periods; as with the prior year, these fees are recognized on a straight-line basis over the term of the underlying loans. Financing income increased from RMB 1,137.3 million to RMB 1,372.0 million, as a higher average loan balance held on our balance sheet drove stronger interest earnings.

Guarantee income and other revenue also rose, though from a smaller base. Guarantee income increased from RMB 24.5 million in 2023 to RMB 201.7 million in 2024, reflecting the cumulative growth in the volume of facilitated loans covered by guarantee service relative to 2023; we recognize guarantee revenue systematically as we are released from the underlying risk. Other revenue grew from RMB 315.5 million to RMB 436.2 million, driven primarily by higher referral fees for introducing borrowers to other platforms.

Operating Expenses

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our total revenues, for the periods presented.

	For the Year Ended December 31,
	2023		2024
	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating costs and expenses:
Origination and servicing	1,544,014	32.1%	1,738,139	238,124	29.6%
Borrower acquisitions and marketing	1,370,942	28.5%	1,582,472	216,798	27.0%
General and administrative	153,943	3.2%	175,934	24,103	3.0%
(Reversal of) provision for contingent guarantee liabilities	67,520	1.4%	241,738	33,118	4.1%
Provision for accounts receivable and contract assets	12,234	0.3%	35,732	4,895	0.6%
Reversal of provision for loan receivable from Xiaoying Housing Loans	(4,213)	(0.1)%	(4,157)	(569)	(0.1)%
Provision for loans receivable from Xiaoying Credit Loans and other loans	233,350	4.8%	225,815	30,936	3.8%
Change in fair value of financial guarantee derivative	(24,966)	(0.5)%	(1,038)	(142)	(0.0)%
Fair value adjustments related to Consolidated Trusts	531	0.0%	—	—	—
Provision for (reversal of) credit losses on deposits to institutional cooperators	(674)	(0.0)%	3,223	441	0.1%
(Reversal of) provision for credit losses for other financial assets	86	0.0%	155	22	0.0%
Total operating expenses	3,352,767	69.6%	3,998,013	547,726	68.1%

Total operating expenses increased from RMB 3,352.8 million in 2023 to RMB 3,998.0 million in 2024, but fell as a share of total revenue from 69.7% to 68.1%, reflecting improving operating leverage. Origination and servicing expenses rose from RMB 1,544.0 million to RMB 1,738.1 million, as collection expense scaled with the cumulative volume of loans facilitated in prior quarters. Borrower acquisitions and marketing expenses increased from RMB 1,370.9 million to RMB 1,582.5 million, reflecting intensified borrower acquisition efforts. General and administrative expenses grew from RMB 153.9 million to RMB 175.9 million, driven by higher labor costs and share-based compensation.

Credit-related provisions rose but remained manageable relative to the revenue base. Provision for contingent guarantee liabilities increased from RMB 67.5 million in 2023 to RMB 241.7 million in 2024, as guarantee liabilities grew with the higher volume of facilitated loans covered by guarantee service during the year. Provision for accounts receivable and contract assets rose from RMB 12.2 million to RMB 35.7 million, reflecting higher receivables from guarantee income as covered volume expanded. Provision for loans receivable from Xiaoying Credit Loans and other loans decreased from RMB 233.4 million to RMB 225.8 million, as the average estimated loss rate declined relative to 2023. Gains from the change in fair value of our financial guarantee derivative decreased from RMB 25.0 million to RMB 1.0 million, primarily reflecting the release of guarantee obligations in 2023 that did not recur at the same scale.

Income Tax Expense

Income tax expense increased from RMB 261.1 million in 2023 to RMB 405.7 million in 2024, driven by higher profit before tax and a valuation allowance arising from a change in judgment about our ability to utilize deferred tax asset in future periods.

Net Income

Net income increased from RMB 1,186.8 million in 2023 to RMB 1,539.9 million in 2024. The improvement reflects higher loan facilitation volumes, improved fee economics from lower expected prepayment rates, and the cumulative seasoning of prior-period originations, partly offset by higher provisions for guarantee liabilities and an increased tax charge. Credit quality improved across all delinquency buckets over the course of 2024, supporting a constructive provisioning environment and underpinning stronger earnings.

Discussion of Key Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheet as of December 31, 2023, 2024 and 2025. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Assets
Cash and cash equivalents	1,195,352	984,611	987,631	141,229
Restricted cash, net	749,070	676,793	1,145,962	163,870
Accounts receivable and contract assets, net	1,659,588	2,029,550	3,145,976	449,869
Loans receivable from Xiaoying Credit Loans and other loans, net	4,947,833	4,828,317	5,298,631	757,694
Loan receivable from Xiaoying Housing Loans, net	8,657	—	—	—
Deposits to institutional cooperators, net	1,702,472	1,958,297	1,713,593	245,041
Prepaid expenses and other current assets	48,768	34,079	43,547	6,227
Financial guarantee derivative	—	1,038	—	—
Deferred tax assets, net	135,958	197,713	455,358	65,115
Long-term investments	493,411	498,038	515,524	73,719
Financial investments	608,198	513,476	1,243,076	177,758
Property and equipment, net	8,642	15,833	23,900	3,418
Intangible assets, net	36,810	36,592	39,183	5,603
Other non-current assets	55,265	44,951	53,364	7,631
Total Assets	11,650,024	11,819,288	14,665,745	2,097,174
Liabilities
Payable to investors and institutional funding partners at amortized cost	3,584,041	2,184,086	3,054,982	436,856
Contingent guarantee liabilities	61,907	187,641	748,307	107,006
Financial guarantee derivative	—	—	15,426	2,206
Deferred guarantee income	46,597	164,725	467,629	66,870
Short-term borrowings	565,000	328,500	409,530	58,562
Accrued payroll and welfare	86,771	94,717	76,058	10,876
Other taxes payable	289,821	279,993	221,940	31,739
Income taxes payable	446,500	591,491	677,521	96,884
Deposit payable to channel cooperators	19,700	12,016	12,016	1,718
Dividend payable	59,226	—	—	—
Accrued expenses and other current liabilities	575,727	929,490	1,041,055	148,869
Other non-current liabilities	37,571	27,516	34,807	4,977
Deferred tax liabilities	30,040	65,959	69,673	9,963
Total Liabilities	5,802,901	4,866,134	6,828,944	976,526

Accounts Receivable and Contract Assets, Net

Accounts receivable and contract assets grew substantially, driven by the expansion of our guarantee business. The balance increased from RMB 1,659.6 million at December 31, 2023 to RMB 2,029.6 million at December 31, 2024, and further to RMB 3,146.0 million (US$449.9 million) at December 31, 2025. The 2025 increase reflects higher receivables and contract assets from guarantee income, directly tracking the growth in facilitated loan volume covered by guarantee service.

Loans Receivable from Xiaoying Credit Loans and Other Loans, Net

Loans receivable increased modestly in 2025 after a slight decline in 2024. The balance was RMB 4,947.8 million at December 31, 2023, RMB 4,828.3 million at December 31, 2024, and RMB 5,298.6 million (US$757.7 million) at December 31, 2025. These loans consist primarily of loans facilitated through our Consolidated Trusts and Partnerships and loans extended by our microcredit subsidiary Quanbei. The 2025 increase reflects higher facilitation through Consolidated Trusts and Partnerships, partially offset by a decline in loans funded from our own microcredit capital.

Deposits to Institutional Cooperators, Net

Deposits to institutional cooperators declined in 2025 following an increase in 2024. The balance rose from RMB 1,702.5 million at December 31, 2023 to RMB 1,958.3 million at December 31, 2024, then fell to RMB 1,713.6 million (US$245.0 million) at December 31, 2025. These deposits represent pledged cash held with financial institutional cooperators under arrangements agreed with each cooperator individually. The 2025 decrease reflects refunds received from institutional cooperators during the year.

Long-Term Investments

Long-term investments, which consist primarily of equity investments in private companies in Chinese Mainland, increased from RMB 498.0 million at December 31, 2024 to RMB 515.5 million (US$73.7 million) at December 31, 2025, driven by strong operating results from equity-method affiliates recognized during the year.

Financial Investments

Financial investments—comprising venture capital fund interests, U.S. Treasury bills with original maturities over three months, fund-linked notes, term deposits, and wealth management products—increased from RMB 513.5 million at December 31, 2024 to RMB 1,243.1 million (US$177.8 million) at December 31, 2025, primarily due to the addition of wealth management products during the year.

Payable to Investors and Institutional Funding Partners

Payable to investors and institutional funding partners recovered to 2023 levels by year-end 2025. The balance was RMB 3,584.0 million at December 31, 2023, fell to RMB 2,184.1 million at December 31, 2024, and rose to RMB 3,055.0 million (US$436.9 million) at December 31, 2025. This liability consists primarily of proceeds received from trust partners and investors through Consolidated Trusts and Partnerships, and its 2025 increase reflects higher transaction volume relative to 2024.

Contingent Guarantee Liabilities

Contingent guarantee liabilities expanded materially, reflecting the scale-up of our guarantee business. The balance increased from RMB 61.9 million at December 31, 2023 to RMB 187.6 million at December 31, 2024 and RMB 748.3 million (US$107.0 million) at December 31, 2025, in each case tracking the cumulative growth in the volume of facilitated loans covered by guarantee service.

Deferred Guarantee Income

Deferred guarantee income increased from RMB 164.7 million at December 31, 2024 to RMB 467.6 million (US$66.9 million) at December 31, 2025, reflecting the cumulative growth in the volume of facilitated loans covered by guarantee service. We recognize this income systematically as we are released from the underlying risk.

Short-Term Borrowings

Short-term borrowings increased from RMB 328.5 million at December 31, 2024 to RMB 409.5 million (US$58.6 million) at December 31, 2025, due to several new loan additions during the year. The balance had declined from RMB 565.0 million at December 31, 2023 to RMB 328.5 million at December 31, 2024.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities increased from RMB 929.5 million at December 31, 2024 to RMB 1,041.1 million (US$148.9 million) at December 31, 2025, primarily because higher total operating costs drove increases in collection fee payables and borrower acquisition cost payables. This balance had itself risen from RMB 575.7 million at December 31, 2023, reflecting the sustained growth in our operating cost base.

For a discussion of our results of operations and financial condition for the fiscal years ended December 31, 2024 and 2023, please refer to Item 5. Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission on April 25, 2025, which is incorporated herein by reference.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index were a decrease of 0.3% for December 2023, an increase of 0.1% for December 2024, and an increase of 0.8% for December 2025. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future. There was no hyperinflation that impacted the operations of the company in the past three fiscal years.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. The Cayman Islands do not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to a two-tiered profits tax rates for taxable income earned in Hong Kong. The first HK$2.0 million Hong Kong dollars of profits earned by a company are subject to be taxed at an income tax rate at 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No Hong Kong profit tax has been levied as our Hong Kong subsidiary had no assessable profit in 2023 and 2024. In 2025, the Hong Kong profit tax recognized was immaterial. Hong Kong does not impose a withholding tax on dividends.

Chinese Mainland

Our subsidiaries, VIEs and subsidiaries of the VIEs established in the Chinese Mainland are subject to an income tax rate of 25% in the years presented. A subsidiary was granted a 15% preferential income tax rate as a qualified enterprise under an incentive regime through 2027. Additionally, under a different incentive regime, one VIE and two other subsidiaries operating in a specific preferential tax jurisdiction were eligible to be levied at a reduced income tax rate of 15% through 2027; of these two subsidiaries, one became eligible for such reduced tax rate starting from 2025. Furthermore, a subsidiary established in 2025, operating in another specific preferential tax jurisdiction, was eligible for a reduced income tax rate of 15% through 2030.

We are subject to value added tax, or VAT, at a rate of 6% on the services we provide to borrowers, investors and institutional funding partners, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with Chinese Mainland law. VAT replaced the business tax previously applicable to our services, phased in since May 2012. During the periods presented, we were not subject to business tax on the services we provide.

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

5.B. Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by operating activities and proceeds from issuance and sales of our shares. As of December 31, 2023, 2024 and 2025, we had RMB1,195.4 million, RMB984.6 million and RMB987.6 million (US$141.2 million), respectively, in cash and cash equivalents. In September 2018, we completed an initial public offering of 11,763,478 ADSs (including the ADSs sold upon the exercise of the over-allotment option granted to the underwriters), representing 23,526,956 Class A ordinary shares, resulting in net proceeds to us of approximately US$103.9 million. Our cash and cash equivalents primarily consist of cash on hand, term deposits in banks and three-month U.S. treasury bills. We believe that our current cash and cash equivalents and our anticipated cash flows from operations and financing activities will be sufficient to meet our anticipated working capital requirements and capital expenditures for next 12 months. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

As of December 31, 2025, we held RMB987.6 million (US$141.2 million) in cash and cash equivalents. Cash provided by operating activities decreased to RMB1,467.5 million (US$209.9 million), primarily due to changes in working capital during the period.

We returned approximately US$90.0 million to shareholders via dividends and share repurchases during 2025. As of March 31, 2026, approximately US$44.8 million remained available under our active share repurchase authorization.

Our long-term focus on disciplined capital allocation—primarily through dividends and share repurchases—has contributed meaningfully to shareholder value. Between 2021 and 2025, our GAAP earnings per ADS grew from $2.36 to $5.15, representing a compound annual growth rate (CAGR) of approximately 21.5%. Over the same period, we consistently generated robust return on equity (ROE), ranging from 18.6% to 24.1%, highlighting the efficiency with which we have deployed capital and managed profitability. These returns have enabled us to balance capital returns to shareholders with the preservation of financial flexibility to support future growth and evolving regulatory requirements.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flows Data:
Cash provided by operating activities	1,391,444	1,523,386	1,467,545	209,856
Cash (used in) provided by investing activities	(1,683,642)	122,034	(1,066,291)	(152,478)
Cash provided by (used in) financing activities	1,227,458	(1,935,176)	79,245	11,332
Net increase (decrease) in cash and cash equivalents, and restricted cash	937,548	(282,862)	472,261	67,533
Cash and cash equivalents, and restricted cash at beginning of year	1,006,960	1,944,508	1,661,646	237,612
Cash and cash equivalents, and restricted cash at year end	1,944,508	1,661,646	2,133,907	305,145

Operating Activities

Cash provided by operating activities was RMB1,467.5 million (US$209.9 million) in 2025. In 2025, the difference between our cash provided by operating activities and our net income of RMB1,464.6 million (US$209.4 million) in 2025 resulted mainly from (i) the increase in accounts receivable and contract assets of RMB1,359.1 million (US$194.4 million), (ii) the decrease of deposits to institutional cooperators of RMB245.5 million (US$35.1 million), (iii) the decrease in contingent guarantee liabilities of RMB440.6 million (US$63.0 million), which were partially offset by (i) provisions for loans receivable from Xiaoying Credit Loans and other loans of RMB340.2 million (US$48.7 million), (ii) the increase of income taxes payable of RMB122.5 million (US$17.5 million), (iii) the increase of deferred guarantee income of RMB302.9 million (US$43.3 million) and (iv) provision for contingent guarantee liabilities of RMB1,001.3 million (US$143.2 million).

While operating cash flow of RMB 1,467.5 million closely tracked net income of RMB 1,464.6 million, this near-equivalence masked two large offsetting movements. On the cash-consuming side, accounts receivable and contract assets increased RMB 1,359.1 million — reflecting guarantee-related receivables growing faster than cash collections — and net cash outflows related to contingent guarantee liabilities totaled RMB 440.6 million, representing actual guarantee claims settled during the year. Offsetting these outflows, non-cash provision charges — RMB 1,001.3 million for contingent guarantee liabilities and RMB 340.2 million for loans receivable — were added back, broadly neutralizing the working capital drag and resulting in operating cash flow remaining closely aligned with net income.

Investing Activities

Cash used in investing activities was RMB1,066.3 million (US$152.5 million) in 2025, which was primarily attributable to (i) the amount of RMB7,799.9 million (US$1,115.4 million) for the principal payment of loans receivables under Consolidated Trust and Partnership model, (ii) an aggregate amount of RMB187.0 million (US$26.7 million) for loans made to customers and principal collections of loans receivables provided by Quanbei Microcredit, and (iii) purchase of financial investments of RMB291.8 million (US$41.7 million), which was partially offset by (i) the amount of RMB7,176.4 million (US$1,026.2 million) for principal collection of loans receivables under Consolidated Trust and Partnership model, and (ii) collection of financial investments of RMB57.9 million (US$8.3 million). The principal deployment and collection flows under the Consolidated Trust and Partnership model, which comprised the substantial majority of gross investing cash flows, are non-discretionary in nature as they are directly tied to the Company’s core loan facilitation business and funded by corresponding inflows from institutional funding partners under the same arrangements. Purchases of financial investments of RMB 291.8 million (US$41.7 million) represent discretionary deployment of surplus liquidity into wealth management products and similar instruments; a reduction in such purchases would not impair core operations but would reduce investment income and increase available unrestricted cash balances.

Financing Activities

Cash provided by financing activities was RMB79.2 million (US$11.3 million) in 2025, which was attributable to (i) cash received from investors and institutional funding partners under Consolidated trust and partnership model of RMB2,373.9 million (US$339.5 million) and (ii) proceeds from short-term borrowings of RMB725.4 million (US$103.7 million), which was partially offset by (i) cash paid to investors and institutional funding partners under Consolidated Trust and Partnership model of RMB1,508.6 million (US$215.7 million), (ii) repayments of short-term borrowings of RMB641.8million (US$91.8 million), and (iii) cash paid to repurchase common shares of RMB734.0 million (US$105.0 million).

With respect to credit facilities, the Company utilized short-term bank borrowings during 2025, drawing gross proceeds of RMB 725.4 million (US$103.7 million) and making repayments of RMB 641.8 million (US$91.8 million), resulting in a year-end balance of RMB 409.5 million (US$58.6 million), the entirety of which matures within one year; the Company does not publicly disclose total committed facility capacity or peak period availability under these arrangements. The Consolidated Trust and Partnership funding channel, which generated RMB 2,373.9 million (US$339.5 million) in inflows during 2025, represents the primary external funding mechanism for the Company’s on-balance-sheet loan portfolio, and continued access to this channel depends on the maintenance of cooperative relationships with institutional funding partners. The regulatory environment, including Notice 9’s whitelist requirements governing commercial bank cooperation with loan facilitation platforms, introduces uncertainty with respect to the Company’s continued access to institutional funding on current terms; the Company is closely monitoring these developments but cannot predict their ultimate impact on funding availability or cost.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include contractual obligations, including operating lease obligations and short-term borrowings.

The following table sets forth our contractual obligations, including interest payments, as of December 31, 2025:

	Payment Due by Period
		Less than 1			More than 3
	Total	year	1-2 years	2-3 years	years
Contractual Obligations:
Operating lease obligations (1)	52,471,404	14,761,153	14,770,915	9,250,147	13,689,189
Short-term borrowings	412,482,312	412,482,312	—	—	—

Note:

(1)	Operating lease obligations represent our obligations for office premises, which include all future cash outflows under ASC Topic 842, Leases. Please see “Leases” under Note 2 to our audited consolidated financial statements

Our remaining subscribed capital contribution in a VC fund was nil by the end of 2025, which has been paid as of the date of this annual report.

Payables to investors and institutional funding partners have been excluded from the table above. We will make such payments to the investors and institutional funding partners if and when we receive the related loan payments from borrowers.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees other than the contingent guarantee liabilities originated from the financial guarantee businesses as of December 31, 2025.

Holding Company Structure

X Financial is a holding company with no material operations of its own. We conduct our operations primarily through our Beijing WFOE and its subsidiaries, variable interest entities and its subsidiaries in Chinese Mainland. As a result, X Financial’s ability to pay dividends depends upon dividends paid by Beijing WFOE. If Beijing WFOE or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in Chinese Mainland is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with Chinese Mainland’s accounting standards and regulations. Under Chinese Mainland’s law, each of our subsidiaries and variable interest entities must set aside at least 10% of after-tax profits annually to fund statutory reserve funds until these reserves reach 50% of registered capital. Each subsidiary may also allocate a portion of after-tax profits to enterprise expansion funds and staff bonus and welfare funds at its discretion, and each variable interest entity may allocate a portion to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of Chinese Mainland is subject to examination by the banks designated by SAFE. Beijing WFOE may not pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds or general risk reserves.

5.C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Technology and IT Infrastructure” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E. Critical Accounting Estimates

We consider an accounting estimate to be critical if it requires us to make assumptions about matters that were highly uncertain at the time the estimate was made, and if changes in the estimate that are reasonably likely to occur from period to period — or use of different estimates that we reasonably could have used — would have a material impact on our financial condition or results of operations.

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

We estimate variable consideration for these contracts using the expected value methodology by adjusting the pre-agreed service fees for the loans that we facilitated by expected vintage-based loss rates and expected prepayment rates. When estimating loss rates and prepayment rates, we also consider the historical loss or prepayment experience period, the weighted multiple macroeconomic forecast scenarios over the life of the loans and selected economic variables.

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

We focus our sensitivity disclosure on expected loss rates as they are the primary driver of valuation uncertainty. Expected prepayment rates are excluded as they have historically remained within a narrow range, and a hypothetical shift in this assumption would not result in a material adjustment to the transaction price.

During the year ended December 31, 2024 and 2025, when our estimates of the expected loss rates for loan facilitation service increased/decreased by 0.5% while holding all other estimates constant, our loan facilitation service revenue would decrease/increase by approximately RMB28 million and RMB26 million, respectively. Our estimate of the key assumptions related to revenue recognition did not change significantly throughout the periods presented.

Allowance for credit losses of loans receivables from Xiaoying Credit Loans and other loans and contingent guarantee liabilities

We establish the Allowance for credit losses (“ACL”) by applying a current expected credit losses methodology, which is based on past events, current conditions, and reasonable and supportable forecasts over the life of the loans. The ACL is measured based on loans that share similar risk characteristics and includes both quantitative and qualitative components. The ACL for loans receivable that are not covered by the financing guarantee company and for contingent guarantee liabilities generated from financing guarantee business is calculated using vintage-based loss rate and macroeconomic forecast scenario models, and the ACL for loans receivables that are covered by the financing guarantee company is calculated using probability of default, loss given default and macroeconomic forecast scenario models. Our qualitative component of the CECL methodology represents our judgment of additional considerations to account for internal and external risk factors that are not adequately measured in the quantitative component, including consideration of idiosyncratic risk factors or other relevant factors.

For loans receivable not covered by the financing guarantee company, a 0.5% increase/decrease in expected loss rates — resulting from a change in one estimate or a combined effect of multiple estimate changes, while holding all other estimates constant — would result in an approximately RMB8 million and RMB9 million decrease/increase, respectively, in pre-tax consolidated results of operations for the years ended December 31, 2024 and 2025.

For loans receivable covered by the financing guarantee company, a 0.5% increase/decrease in the probability of default — resulting from a change in one estimate or a combined effect of multiple estimate changes, while holding all other estimates constant — would result in an approximately RMB17 million and RMB18 million decrease/increase, respectively, in pre-tax consolidated results of operations for the years ended December 31, 2024 and 2025.

For contingent guarantee liabilities, a 0.5% increase/decrease in expected loss rates — resulting from a change in one estimate or a combined effect of multiple estimate changes, while holding all other estimates constant — would result in an approximately RMB12 million and RMB34 million decrease/increase, respectively, in pre-tax consolidated results of operations for the years ended December 31, 2024 and 2025.

Our estimate of the key assumptions related to credit losses did not change significantly throughout the periods presented.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Yue (Justin) Tang	55	Chief Executive Officer, Chairman
Kan (Kent) Li	52	President, Director
Frank Fuya Zheng	59	Chief Financial Officer
Yufan (Jason) Jiang	42	Chief Risk Officer
Noah Kauffman	44	Chief Financial Strategy Officer
Shaoyong (Simon) Cheng	56	Non-executive Director
Zheng Wan	52	Independent Director
Zheng Xue	55	Independent Director
Longgen Zhang	61	Independent Director

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

Mr. Yufan (Jason) Jiang has served as our Chief Risk Officer since November 2023. Mr. Jiang joined us in 2015. Mr. Jiang Yufan has more than 10 years of working experience in the field of personal credit and is proficient in database management and risk strategy development. Before joining us, Mr. Jiang worked in the Credit Card Center of Bank of Communications, responsible for fraud risk management. Mr. Jiang received a bachelor’s degree in Science from University of Shanghai for Science and Technology.

Mr. Noah Kauffman has served as our Chief Financial Strategy Officer since September 25, 2025. Mr. Kauffman has over 20 years of experience in the financial markets sector. From 2019 to 2025, he served at Intercontinental Exchange, where he most recently was Head of Strategic Financial Planning and Analysis. From 2012 to 2018, he worked at Invesco as a Quantitative Researcher in Equities. Mr. Kauffman received a Bachelor of Arts in Economics and Mathematics from Emory University in 2005 and a Master of Science in Computational Science and Engineering from the Georgia Institute of Technology in 2012. He is also a Certified Public Accountant (CPA) and a CFA charterholder.

Mr. Shaoyong (Simon) Cheng has served as our Non-executive Director since November 2023, our Executive Director from December 2017 to November 2023 and our Vice Chairman from May 2021 to November 2023. Mr. Cheng joined us in 2015. Prior to serving as our Vice Chairman, Mr. Cheng served as our President from 2017 to 2021 and Chief Risk Officer from 2015 to 2017. Prior to that, Mr. Cheng served as deputy General Manager in charge of retail lending management at Bank of Communications, senior credit risk manager at HSBC North America and HSBC Asia Pacific. Mr. Cheng also served as head of CEO office and head of business banking at Hang Seng Bank China Limited, and manager at Capital One. Mr. Cheng received a bachelor’s degree and a master’s degree in engineering and a bachelor’s degree in economics from Tsinghua University, a master’s degree in industrial engineering and an MBA degree from University of Southern California.

Mr. Zheng Wan has served as our independent director since May 2024. Mr. Wan served as a Group Director at Cadence Design Systems since 2022. Mr. Wan served as a Director at Snap Inc from 2016 to 2018 and from 2020 to 2022. Mr. Wan served as Global Director of M&A Integration at Airbnb Inc from 2018 to 2020. Between 2006 and 2017, Mr. Wan served in multiple capacities at Google Inc, including as Finance Manager of Internal Audit and Risk Consulting, Corporate Development Manager, and Financial Planning & Analysis Manager. Mr. Wan received a master’s degree in political science from University of Utah and an MBA degree from Duke University.

Mr. Zheng Xue has served as our independent director since September 2018. Since August 2011, Mr. Xue has served as an independent director at Yingli Solar (YGE). Mr. Xue served as the Chief Financial Officer of China Music Corporation from 2015 to 2017, the Chief Financial Officer of Lightinthebox Inc. from 2011 to 2014, partner at Softbank China & India Fund from 2008 to 2010, the Chief Financial Officer of Target Media from 2005 to 2007, and the Chief Financial Officer of eLong Inc. from 2003 to 2005. Mr. Xue received a bachelor’s degree in physics from University of Illinois and an MBA degree from University of Chicago.

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

6.B. Compensation

Compensation

For the fiscal year ended December 31, 2025, the aggregate cash compensation and benefits that we paid to our directors and executive officers was approximately RMB14.4 million (US$2.1 million). No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our executive officers. Each executive officer is employed for a specified time period, which will be automatically extended unless either we or the executive officer provides notice to terminate such employment. We may terminate employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to a serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense other than one which in the opinion of the board does not affect the executive’s position, willful disobedience of a lawful and reasonable order, conduct inconsistent with the due and faithful discharge of the executive officer’s material duties, fraud or dishonesty, or habitual neglect of his or her duties. An executive officer may terminate his or her employment at any time with not less than one month’s prior written notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation, or other entity without written consent, any confidential information. Each executive officer has also agreed to assign to our company group all inventions, improvements, designs, original works of authorship, formulas, processes, compositions of matter, computer software programs, databases, mask works, concepts, and trade secrets which the executive officer may solely or jointly conceive, develop, or reduce to practice during the period of employment that are either related to the scope of the employment or make use of the resources of the company.

Each executive officer has agreed to devote all working time and attention to our business and use best efforts to develop our business and interests. Each executive officer is also bound by non-competition and non-solicitation restrictions, both during employment and typically for two years following termination or expiration of employment, including not to: (i) carry on or be engaged, directly or indirectly, whether as shareholder, director, employee, partner, agent, or otherwise, in any business in direct competition with us; (ii) solicit or entice away any of our users, clients, representatives, or agents; (iii) employ, solicit, or entice away any of our officers, managers, consultants, or employees; (iv) approach our suppliers, clients, users, contacts, or other persons introduced to the executive officer in his or her capacity as our representative for the purpose of doing business in a manner that harms our business relationships; (v) assume employment with or provide services to any of our competitors without our express consent; or (vi) solicit the services of any employee employed by us on or after the date of termination, or in the year preceding such termination, without our express consent.

We have entered into indemnification agreements with our directors and executive officers, pursuant to which we will indemnify our directors and executive officers against certain liabilities and expenses incurred in connection with claims made by reason of their being such a director or officer.

Share Incentive Plan

The 2015 Global Share Option Plan (the “Share Incentive Plan”) was adopted by our then sole director on January 25, 2015, amended and restated as the Amended and Restated 2015 Global Share Incentive Plan by our board of directors on May 9, 2018, and decision to cancel 9,429,984 of unvested share options granted to certain senior management by our board of directors on November 10, 2021. The purpose of the Share Incentive Plan is to attract and retain qualified personnel, promote company value, and provide eligible persons an opportunity to acquire a direct interest in our operations and future success.

Share Reserve:

The maximum aggregate number of ordinary shares issuable under all awards is 95,849,500 shares. We will at all times reserve sufficient ordinary shares to satisfy plan requirements. Shares subject to awards that expire or become unexercisable without full exercise, and shares used to pay exercise prices or satisfy tax withholding obligations, become available for future grants.

Administration:

The Share Incentive Plan is administered by our board of directors or, where established, a committee thereof (the “Administrator”). Administrative powers include approving award documents, determining award terms and conditions, determining fair market value, and prescribing and amending plan rules and regulations.

Eligibility:

Awards may be granted to employees, directors, consultants, or any other person providing services to the company or any parent, subsidiary, or affiliate.

Types of Awards

The Share Incentive Plan permits grants of the following award types:

●	Stock Options: Rights to purchase ordinary shares at a future date at a specified exercise price no less than 100% of fair market value on the grant date, subject to certain exemptions. No stock option is exercisable more than ten years from the grant date, except that the Administrator may provide for an extension where exercise would be prohibited by law on the expiration date. For incentive stock options granted to employees who own ordinary shares representing more than 10% of the voting power of all classes of ordinary shares of the company or any parent or subsidiary, the exercise price must be at least 110% of fair market value and the term may not exceed five years. Stock options that are intended to qualify as incentive stock options must meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended.
●	SARs: Rights to receive, in cash or ordinary shares, the excess of fair market value of one ordinary share on the exercise date over the exercise price on the grant date. Exercise price may not be less than 100% of fair market value on the grant date. No SAR is exercisable more than ten years from the grant date.
●	Restricted Stock: Ordinary shares subject to transfer restrictions and a substantial risk of forfeiture.
●	RSUs: Rights to receive the value of one ordinary share, subject to specified vesting and other restrictions.
●	Performance Awards: Awards denominated in cash or ordinary shares earned upon satisfaction of performance conditions specified by the Administrator, measured on an absolute or relative basis at corporate, business unit, division, subsidiary, or segment level, or relative to an index or other objective and quantifiable indexes.
●	Deferred Awards: Rights to receive ordinary shares on a deferred basis.
●	Other Share-Based Awards: Awards denominated, payable, or valued by reference to ordinary shares or factors influencing share value.

Term of Plan:

The Share Incentive Plan became effective on January 25, 2015 and continues for ten years from the later of its effective date or the most recent board or shareholder approval of an increase in reserved shares, which occurred on May 9, 2018. Unless sooner terminated by the board, the plan will remain in effect through May 9, 2028.

Termination of Service:

The Administrator determines the effect of a termination of service on outstanding awards, including whether awards will vest, become exercisable, settle, or be forfeited.

Adjustment upon Merger or Change in Control:

In the event of a merger or change of control, the Administrator may, without participant consent, provide for any of the following treatments for outstanding awards: assumption or substitution by the acquiring entity with appropriate adjustments; termination upon written notice prior to consummation; accelerated vesting or lapse of restrictions; cash or property settlement equal to the value that would have been attained upon exercise; or any combination of the foregoing.

Amendment and Termination:

The board of directors may amend, alter, suspend, discontinue, or terminate the Share Incentive Plan. The Administrator may also amend or waive conditions of outstanding awards, provided that actions materially adversely affecting holders of outstanding awards require holder consent, except where required to comply with applicable laws, stock exchange rules, accounting or tax regulations, or to impose clawback or recoupment provisions.

Grant History

The following table summarizes all awards granted under the Share Incentive Plan, excluding those cancelled, forfeited, or expired:

Date	Award Type	Number of Awards	Recipients	Notes
January 25, 2015	Stock options	13,843,645	Employees and executives
June 29, 2015	Stock options	630,000	Employees, directors, and officers
May 3, 2016	Stock options	7,425,000	Employees, directors, and officers
October 11, 2017	Stock options	16,616,000	Employees and senior management
April 30, 2018	Stock options	841,054	Employees and senior management
May 9, 2018	Stock options	40,000,000	Senior management	Exercise price US$4.75 per share (IPO offering price); exercisable upon IPO completion per vesting schedule
October 31, 2018	Stock options	475,000	Employees
April 15, 2019	RSUs	150,000	Directors
April 30, 2019	Stock options	155,000	Employees
August 13, 2019	Cancellation and replacement	1,500,000 unvested options cancelled; 1,500,000 RSUs granted	Senior management	Replacement awards
November 20, 2019	RSUs	1,789,400	Employees
November 20, 2019	Cancellation and replacement	250,000 unvested options cancelled; 250,000 RSUs granted	Senior management	Replacement awards
January 21, 2020	RSUs	4,600,000	Employees and officers
April 30, 2020	RSUs	673,300	Employees
October 31, 2020	RSUs	550,000	Employees
November 10, 2021	RSUs	26,657,998	Senior management and employees
November 10, 2021	Cancellation	9,429,984 unvested options cancelled	Senior management
March 3, 2022	RSUs	810,000	Directors
December 1, 2023	RSUs	180,000	Directors
January 10, 2024	RSUs	6,400,000	Directors	Vest over three years
June 1, 2024	RSUs	270,000	Directors	Vest over three years
August 1, 2024	RSUs	540,000	Directors	Vest over three years

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

Clawback Policy

On November 22, 2023, our board of directors adopted a clawback policy (the “Clawback Policy”) requiring the recoupment of incentive compensation received by any of the Company’s current and former executive officers (as determined by the board in accordance with Section 10D of the Exchange Act and the NYSE rules) and such other senior executives/employees who may from time to time be deemed subject to the Clawback Policy by the board (collectively, the “Covered Executives”). The amount to be recovered will be the excess of the incentive compensation paid to the Covered Executive based on the erroneous data over the incentive compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the board. If the board cannot determine the amount of excess incentive compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement. Refer to Exhibit 97.1 of this Annual Report for the Company’s Clawback Policy.

6.C. Board Practices

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in the Company to qualify to serve as a director. The Corporate Governance Rules of the NYSE generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the NYSE permit foreign private issuers like us to follow home country practice in certain corporate governance matters. We rely on this exception and do not have a majority of independent directors serving on our board of directors.

Our board of directors may exercise all the powers of the Company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures, bonds and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

A director who is directly or indirectly interested in a contract or proposed contract with the Company must declare the nature of that interest at a board meeting. A director may vote on any such contract or arrangement notwithstanding that interest, and if the director does so, the vote shall be counted and the director may be counted in the quorum at any meeting at which such contract or arrangement is considered.

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

Audit Committee

Our audit committee consists of three directors — Zheng Xue, Longgen Zhang, and Zheng Wan — and is chaired by Zheng Xue. Our board of directors has determined that each member satisfies the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the NYSE Corporate Governance Rules.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Its responsibilities include:

●	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	setting clear hiring policies for employees or former employees of the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	reviewing and approving all related-party transactions;
●	discussing the annual audited financial statements with management and the independent auditors;
●	discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;
●	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

●	reviewing with management and the independent auditors related-party transactions and off-balance sheet transactions and structures;
●	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives;
●	reviewing policies with respect to risk assessment and risk management;
●	reviewing our disclosure controls and procedures and internal control over financial reporting;
●	reviewing reports from the independent auditors regarding all critical accounting policies and practices;
●	establishing procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, or auditing matters, and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters;
●	periodically reviewing and reassessing the adequacy of our audit committee charter;
●	meeting separately and periodically with management, the internal auditors, and the independent auditors; and
●	such other matters as are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee consists of three directors — Longgen Zhang, Zheng Wan, and Zheng Xue — and is chaired by Longgen Zhang. Our board of directors has determined that each member satisfies the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the NYSE Corporate Governance Rules.

The compensation committee assists the board in reviewing and approving the compensation structure of our executive officers, including all forms of compensation to be provided to them. Its responsibilities include:

●	reviewing and approving compensation for our senior executives;
●	reviewing and evaluating our executive compensation and benefits policies generally;
●	reporting to our board of directors periodically;
●	evaluating its own performance and reporting to our board of directors on such evaluation;
●	periodically reviewing and assessing the adequacy of the compensation committee charter and recommending any proposed changes to our board of directors; and
●	such other matters as are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of three directors — Zheng Wan, Zheng Xue, and Longgen Zhang — and is chaired by Zheng Wan. Our board of directors has determined that each member satisfies the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the NYSE Corporate Governance Rules.

The nominating and corporate governance committee assists the board in identifying individuals qualified to become directors and in determining the composition of the board and its committees. Its responsibilities include:

●	identifying and recommending to the board qualified individuals for membership on the board and its committees;
●	evaluating, at least annually, its own performance and reporting to the board on such evaluation;

●	overseeing compliance with the corporate governance guidelines and code of business conduct and ethics and reporting on such compliance to the board; and
●	reviewing and assessing periodically the adequacy of its charter and recommending any proposed changes to the board for approval

Duties of Directors

Under Cayman Islands law, our directors owe the Company a fiduciary duty to act honestly, in good faith, and with a view to our best interests, as well as a duty to act with skill and care. The standard of skill and care was previously subjective — assessed by reference to a director’s own knowledge and experience — but English and Commonwealth courts have moved toward an objective standard, and these authorities are likely to be followed in the Cayman Islands.

Our directors must ensure compliance with our second amended and restated memorandum and articles of association, as amended and restated from time to time. If a director breaches a duty owed to the Company, the Company has the right to seek damages. In limited exceptional circumstances, a shareholder may seek damages in the Company’s name for such a breach. For additional information on our corporate governance standards under Cayman Islands law, see “Description of Share Capital—Differences in Corporate Law.”

A director who is directly or indirectly interested in a contract or proposed contract with the Company must declare the nature of that interest at a board meeting. A director may vote on any such contract or arrangement notwithstanding that interest, and if the director does so, the vote shall be counted and the director may be counted in the quorum at any meeting at which such contract or arrangement is considered. Our directors may also exercise all the powers of the Company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock, or other securities whenever money is borrowed or as security for any debt, liability, or obligation of the Company or of any third party.

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of officers;
●	exercising the borrowing powers of the Company and mortgaging the property of the Company; and
●	approving the transfer of shares of the Company, including registering such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or until the expiration of his term or his successor has been elected and qualified. If a Management Director (as defined in our second amended and restated memorandum and articles of association), Mr. Yue (Justin) Tang shall have the right to appoint another person as a director (such director shall be a Managing Director) by delivering a written notice to the Company and such replacement shall become effective automatically upon the delivery of such notice without any further action or resolution of the board or the shareholders, provided that Mr. Tang shall not be entitled to exercise such right if he and his affiliates hold no shares. Subject to the foregoing sentence with respect to the appointment of a Managing Director, a vacancy on the board created by the removal of a director may be filled by an ordinary resolution or by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting. A director will be removed from office automatically if, among other things, the director (i) dies; (ii) becomes bankrupt or makes any arrangement or composition with his creditors generally; (iii) is found to be or becomes of unsound mind; (iv) resigns his office by notice in writing to the Company; (v) is prohibited by law from being a director; and (vi) is removed from the office pursuant to any other provisions of our second amended and restated memorandum and articles of association.

6.D. Employees

As of December 31, 2025, we had a total of 643 employees based in China. The following table sets forth the breakdown of our employees as of December 31, 2025 by function:

	As of December 31, 2025
	Number of Employee	% of Total Employees
Technology Development	315	49%
Operation	115	18%
Risk Management	75	12%
General Management	103	16%
Sales and Marketing	35	5%
Total	643	100%

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

We maintain a good working relationship with our employees, and as of the date of this annual report, we have not experienced any material labor disputes. None of our employees are represented by labor unions.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2026, by each of our directors and executive officers, all of our directors and executive officers as a group, and each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 231,097,037 ordinary shares outstanding as of March 31, 2026 comprised of 133,497,037 Class A ordinary shares and 97,600,000 Class B ordinary shares.

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

Ordinary Shares Beneficially Owned as of March 31, 2026
Percentage of
					total ordinary	Percentage of
					shares on an as	aggregate
	Class A ordinary share		Class B ordinary share		converted basis	voting power**
	Number	%	Number	%
Directors and Executive Officers:
Yue (Justin) Tang(1)	17,334,942	12.99%	97,600,000	100%	49.73%	94.43%
Shaoyong (Simon) Cheng	*	*	—	—	*	*
Frank Fuya Zheng	*	*	—	—	*	*
Kan (Kent) Li	*	*	—	—	*	*
Yufan (Jason) Jiang	*	*	—	—	*	*
Zheng Wan	*	*	—	—	*	*
Zheng Xue	*	*	—	—	*	*
Longgen Zhang	*	*	—	—	*	*
Noah Kauffman	*	*	—	—	*	*
All directors and executive officers as a group	22,313,832	16.71%	97,600,000	100%	51.89%	94.67%
Principal Shareholders:
Mangrove Coast Investment Limited(1)	17,334,942	12.99%	97,600,000	100%	49.73%	94.43%
*	Less than 1% of our total outstanding shares.
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

(1)	Represents (i) 1,165,278 Class A ordinary shares in form of 194,213 ADSs and 97,600,000 Class B ordinary shares held by Mangrove Coast Investment Limited, a British Virgin Islands company controlled by Mangrove Coast Trust, (ii) 6,197,778 Class A ordinary shares in form of 1,032,963 ADS and 5,903,645 Class A ordinary shares held by Mr. Yue (Justin) Tang, and (iii) 1,548,714 Class A ordinary shares in the form of 258,119 ADSs and 2,519,527 Class A ordinary shares held by Purple Mountain Holding Ltd., which is ultimately controlled by Mr. Yue (Justin) Tang. The registered address of Mangrove Coast Investment Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. Mangrove Coast Trust is a trust established under the laws of Bahamas and managed by RHONE TRUSTEES (BAHAMAS) LTD. as the trustee. Mr. Yue (Justin) Tang is the settlor of the trust and Mr. Tang and his family members are the trust’s beneficiaries. The registered address of Purple Mountain Holding Ltd. is at Ellen Skelton Building, 3076 Sir Francis Darke Highway, Road Reef, P.O. Box 765, Road Town, Tortola VG 1110, British Virgin Islands.

6.F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B. Related Party Transactions

Transactions with Jiangxi Ruijing

In 2019, we purchased earnings rights of two loans from Jiangxi Ruijing. The considerations paid amounted to RMB100.0 million and RMB280.0 million, respectively, which equaled the principal amounts of the underlying loans. The former loan had been fully repaid by the end of 2020. The latter loan had been fully repaid in January 2022. The associated interest income amounted to RMB0.4 million in 2022.

Transactions with a financing guarantee company

In 2021, we entered into agreements with a financing guarantee company, which is a wholly-owned subsidiary of our equity investee obtained in 2020 and disposed in 2022. Following the disposal, it no longer constitutes a related party to us.

This financing guarantee company provides guarantee service for an identified portfolio of loans we facilitated and charges borrowers a guarantee fee, a portion of which will be subsequently paid to us as the service fee for the intermediary service we provide. In 2022, this financing guarantee company provided guarantee service for 29.6% of the total loans we facilitated and originated. We recognized total net revenue of RMB542.7 million in 2022 in connection with the service fees of facilitation service for loans that were covered by this financing guarantee company. As of December 31, 2023, accounts receivable and contract assets balance amounted to RMB314.0 million, which had been fully settled in 2023.

Transactions with a controlled entity of Mr. Yue (Justin)Tang

As of December 31, 2021 and 2022, dividend receivables of RMB15.0 million were subsequently collected in 2023 from the nominal shareholder of Jiangxi Ruijing, the nominal shareholder is controlled by Mr. Yue (Justin) Tang. During the year of 2024, we further received dividend of RMB7.5 million from the nominal shareholder of Jiangxi Ruijing.

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

Contractual Arrangement with our VIEs and their Shareholders

Chinese Mainland’s laws and regulations currently restrict foreign ownership and foreign investment in VIEs in Chinese Mainland. As a result, we operate our relevant business through contractual arrangements among Beijing WFOE, our wholly-owned Chinese Mainland subsidiary, our consolidated VIEs, and their shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Consolidated VIEs and their Shareholders (“VIE Agreements”)”

Employment Agreements and Indemnification Agreements

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

Litigation

We are involved from time to time in legal proceedings and claims arising in the ordinary course of business. We are currently party to several lawsuits in Chinese Mainland courts, primarily including actions initiated by us to recover defaulted loan repayments, including a claim against one corporate borrower for repayment of loan principal, interest, penalty fees, and service fees. We are not currently party to any action whose outcome, if determined against us, would have a material adverse effect on our business, financial condition, or results of operations, individually or in the aggregate.

Dividend Policy

On March 26, 2024, our board of directors approved a semi-annual cash dividend policy under which, starting from 2024, the determination to declare and pay dividends and the amount of any dividend in any particular half year will be made at the board’s discretion based on our operations, earnings, cash flow, financial condition, and other relevant factors. Our board has complete discretion, subject to Cayman Islands law requirements, in deciding whether to distribute dividends. Future dividend amounts, timing, and form will depend on, among other things, our results of operations, cash flow, capital requirements and surplus, distributions received from subsidiaries, financial condition, and contractual restrictions.

As a holding company with no material operations of our own, our ability to pay dividends depends upon dividends paid by Beijing WFOE. Chinese Mainland regulations may restrict Beijing WFOE’s ability to pay dividends to us, and if Beijing WFOE or any newly formed subsidiaries incur debt on their own behalf, the instruments governing that debt may further restrict dividend payments to us. For further detail, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.”

Cash dividends on our Class A ordinary shares and Class B ordinary shares, if any, will be paid in U.S. dollars. Dividends payable in respect of Class A ordinary shares represented by our ADSs will be paid to the depositary, as registered holder of such shares, and the depositary will distribute such amounts to ADS holders in proportion to their underlying Class A ordinary shares, subject to the terms of the deposit agreement including applicable fees and expenses. See “Item 12. Description of Securities Other Than Equity Securities—12.D. American Depositary Shares.”

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

The following summarizes material provisions of our Second Amended and Restated Memorandum and Articles of Association and the Companies Law as they relate to the material terms of our ordinary shares.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Ordinary shares are issued in registered form when registered in our register of members (shareholders). We may not issue shares to bearer. Non-resident shareholders of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends

Holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, or by shareholders by ordinary resolution, provided that no shareholder resolution may declare a dividend exceeding the amount recommended by our directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits that our board determines is no longer needed. Under Cayman Islands law, dividends may be paid out of profit or share premium, provided that no dividend may be paid if doing so would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Holders of Class A and Class B ordinary shares are entitled to the same amount of dividends, if declared.

Voting Rights

Each Class A ordinary share carries one vote and each Class B ordinary share carries 20 votes, voting together as one class. A resolution put to the vote of the general meeting shall be decided on the vote of the requisite majority pursuant to a poll of the shareholders. An ordinary resolution to be passed at the general meeting of shareholders requires the affirmative vote of a simple majority of votes cast. A special resolution requires the affirmative vote of no less than two-thirds of votes cast attaching to outstanding ordinary shares. Special resolutions are required for important matters such as a change of name or amendments to our second amended and restated memorandum and articles of association.

Conversion

Each Class B ordinary share is convertible into one Class A ordinary share at any time at the holder’s option. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Class B ordinary shares convert automatically and immediately into an equivalent number of Class A ordinary shares upon any sale, transfer, assignment, or disposition to any person or entity that is not an affiliate of the holder, or upon any change of beneficial ownership through which a non-affiliate becomes the beneficial owner of such shares.

Transfer of Ordinary Shares

Subject to the restrictions in our second amended and restated memorandum and articles of association, any shareholder may transfer all or any ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board. Our board may in its absolute discretion decline to register any transfer of shares that are not fully paid or on which we have a lien. Our board may also decline to register any transfer unless:

●	the instrument of transfer is lodged with us, accompanied by the share certificate and such other evidence as our board may reasonably require to show the transferor’s right to transfer;
●	the instrument of transfer covers only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders does not exceed four; and
●	the applicable fee, not exceeding the maximum sum determined by the NYSE or such lesser sum as our directors may require, is paid

If our board refuses to register a transfer, it must send notice of such refusal to both the transferor and transferee within two calendar months of the date the instrument of transfer was lodged. The registration of transfers may be suspended and the register of members closed at such times as our board determines, after compliance with any NYSE notice requirements, provided that transfers may not be suspended or the register closed for more than 30 days in any year.

Liquidation

On the winding up of the Company, if assets available for distribution exceed the share capital at the commencement of winding up, the surplus will be distributed among shareholders in proportion to the par value of shares held, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. If available assets are insufficient to repay all paid-up capital, losses will be borne by shareholders in proportion to the par value of shares held. Holders of Class A and Class B ordinary shares will receive the same distribution per share in any liquidation event.

Calls on Ordinary Shares and Forfeiture

Our board may make calls upon shareholders for amounts unpaid on their ordinary shares, with at least 14 clear days’ prior notice specifying the time of payment. Ordinary shares on which a call has been made and remains unpaid are subject to forfeiture.

Redemption, Repurchase, and Surrender of Shares

We may issue shares on terms that make them subject to redemption at our option or at the holder’s option, on such terms and in such manner as our board determines. We may also repurchase any of our shares on terms approved by our board or otherwise authorized by our articles of association. Under the Companies Law, redemption or repurchase payments may be made out of profits, proceeds of a new share issue made for that purpose, or out of capital (including share premium account and capital redemption reserve), provided the Company can pay its debts as they fall due in the ordinary course of business immediately following such payment. No share may be redeemed or repurchased (a) unless it is fully paid, (b) if such redemption or repurchase would result in no shares remaining outstanding, or (c) if the Company has commenced liquidation. We may also accept the surrender of any fully paid share for no consideration.

Variation of Rights

If our share capital is divided into different classes or series, the rights attached to any class or series may be varied — whether or not the Company is being wound up — with the written consent of holders of a majority of the issued shares of that class, or by ordinary resolution passed at a general meeting of holders of that class, unless otherwise provided by the terms of issue of that class. The rights of any class will not be deemed varied by the creation or issue of further shares ranking pari passu with that class, unless the terms of issue of that class expressly provide otherwise.

General Meetings of Shareholders

Shareholders’ meetings may be convened by a majority of our board of directors or our chairman, with at least fifteen calendar days’ advance notice required for any annual general meeting or other general meeting. A quorum requires at least one shareholder entitled to vote, present in person, by proxy, or (in the case of a corporate shareholder) by duly authorized representative, representing a majority of all votes attaching to all issued shares entitled to vote.

As a Cayman Islands exempted company, we are not obliged under the Companies Law to hold shareholders’ annual general meetings. Our second amended and restated memorandum and articles of association provide that we may, but are not obliged to, hold a general meeting as our annual general meeting in each year, in which case we shall specify the meeting as such in the notices calling it, at such time and place as our directors determine.

The Companies Law provides shareholders with only limited rights to requisition a general meeting and no right to put proposals before a general meeting. However, these rights may be provided in a company’s articles of association. Our second amended and restated memorandum and articles of association provide that upon the requisition of one or more shareholders holding in aggregate not less than 10% of the total votes attaching to all issued and outstanding shares entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the requisitioned resolutions to a vote. Our second amended and restated memorandum and articles of association do not provide shareholders with any right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or corporate records, other than our memorandum and articles of association, the register of mortgages and charges, and any special resolutions passed by our shareholders. We will, however, provide shareholders with the right to receive annual audited financial statements.

Changes in Capital

By ordinary resolution, we may increase our share capital by such sum and in such classes and amounts as the resolution prescribes; consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares; sub-divide existing shares into shares of a smaller amount; or cancel any shares that, at the date of the resolution, have not been taken or agreed to be taken by any person, and reduce our share capital accordingly. No alteration may be made to the par value of Class A ordinary shares unless an identical alteration is made to the par value of Class B ordinary shares, and vice versa. By special resolution, and subject to any confirmation or consent required by the Companies Law, we may reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. An exempted company is one registered in the Cayman Islands that conducts business mainly outside the Cayman Islands. The requirements for an exempted company are essentially the same as for an ordinary company, except that an exempted company:

●	is not required to file an annual return of its shareholders with the Registrar of Companies;
●	does not open its register of members to public inspection;
●	is not required to hold an annual general meeting;
●	may issue no par value shares;
●	may obtain an undertaking against the imposition of future taxation (typically granted for 20 years initially);
●	may register by way of continuation in another jurisdiction and deregister in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that each shareholder’s liability is limited to the amount unpaid on their shares. We are subject to the reporting and informational requirements of the Exchange Act applicable to foreign private issuers. NYSE rules require every listed company to hold an annual general meeting of shareholders. Our second amended and restated memorandum and articles of association also allow directors to call special meetings of shareholders pursuant to the procedures set forth in our articles.

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

Taxation

PRC Taxation

The Enterprise Income Tax Law (enacted March 2007; effective January 1, 2008; amended February 24, 2017) provides that enterprises organized under laws of jurisdictions outside mainland China whose “de facto management bodies” are located within mainland China may be deemed PRC resident enterprises subject to PRC enterprise income tax at 25% on their worldwide income. The implementation regulations issued by the State Council define “de facto management body” as the body exercising substantial and overall management and control over an enterprise’s business, personnel, accounts, and properties.

We do not currently consider the Company or any of our overseas subsidiaries to be a PRC resident enterprise. However, because a substantial majority of our management team and the management teams of our overseas subsidiaries are located in mainland China, the Chinese Mainland tax authorities may deem us or our overseas subsidiaries to be PRC resident enterprises, in which case we or they would be subject to PRC enterprise income tax at 25% on worldwide income.

If our Cayman Islands holding company is deemed a PRC resident enterprise, a number of adverse tax consequences would follow. Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax applies to dividends paid to non-resident enterprise investors without a mainland China establishment, or with such an establishment but where the dividends are not effectively connected with it, to the extent such dividends are sourced within mainland China. Gains realized by such investors on the transfer of shares are also subject to 10% PRC tax if treated as mainland China-sourced income. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and gains realized from the transfer of our ordinary shares or ADSs, may be treated as mainland China-sourced income and subject to PRC taxation. Dividends paid to individual non-PRC resident investors and gains on transfer of our ADSs or ordinary shares by such investors may be subject to PRC tax at 20%, with dividends potentially withheld at source. Any PRC tax liability may be reduced under applicable tax treaties or arrangements between mainland China and other jurisdictions. However, if we or any of our non-Chinese Mainland subsidiaries are deemed PRC resident enterprises, it is unclear whether holders of our ADSs or ordinary shares could claim benefits under income tax treaties or agreements between mainland China and other countries or areas.

U.S. Federal Income Taxation

The following summarizes material U.S. federal income tax consequences to U.S. Holders of owning and disposing of our ADSs or Class A ordinary shares. This discussion does not purport to be a comprehensive description of all tax considerations relevant to a particular person’s decision to hold ADSs or ordinary shares, and does not address state, local, or non-U.S. tax laws, or U.S. federal taxes other than income taxes (such as U.S. federal estate or gift tax consequences).

This discussion applies only to U.S. Holders holding ADSs or ordinary shares as capital assets for U.S. federal income tax purposes. It does not describe tax consequences relevant to U.S. Holders in particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income, and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;

●	dealers or traders in securities using a mark-to-market method of tax accounting;
●	persons holding ADSs or ordinary shares as part of a hedging transaction, straddle, conversion transaction, integrated transaction, or similar transaction;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	entities classified as partnerships for U.S. federal income tax purposes and their partners;
●	tax-exempt entities, individual retirement accounts, or Roth IRAs;
●	persons owning or deemed to own ADSs or ordinary shares representing 10% or more of our voting power or value;
●	persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; and
●	persons holding ADSs or ordinary shares in connection with a trade or business conducted outside the United States

If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) owns ADSs or ordinary shares, the tax treatment of each partner will generally depend on the partner’s status and the partnership’s activities. Such partnerships and their partners should consult their tax advisers regarding the U.S. federal income tax consequences of owning and disposing of ADSs or ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC (the “Treaty”), all as of the date hereof and subject to change, possibly with retroactive effect.

A “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes: a citizen or individual resident of the United States; a corporation or other entity taxable as a corporation created or organized under the laws of the United States, any state therein, or the District of Columbia; or an estate or trust whose income is subject to U.S. federal income taxation regardless of its source.

A U.S. Holder who owns ADSs will generally be treated as the owner of the underlying ordinary shares for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized upon an exchange of ADSs for the underlying ordinary shares.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local, and non-U.S. tax consequences of owning and disposing of ADSs or ordinary shares in their particular circumstances.

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

Passive Foreign Investment Company

A non-U.S. corporation is a PFIC for any taxable year in which either: (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the quarterly value of its assets consists of assets that produce or are held to produce passive income. A non-U.S. corporation owning at least 25% by value of another corporation is treated as holding a proportionate share of that corporation’s assets and income. Passive income generally includes interest (and income equivalent to interest), dividends, rents, royalties, and gains from financial investments. Cash is generally a passive asset. Goodwill — which may be determined by reference to the excess of the sum of the corporation’s market capitalization and liabilities over the value of its assets — is an active asset to the extent attributable to business activities generating active income.

There is a significant risk that we were a PFIC for our 2020 taxable year due to the decrease in our market capitalization and uncertainties regarding the classification of certain items of our income and assets. Key uncertainties include:

●	Whether the Consolidated Trusts’ assets should be treated as owned by us for PFIC purposes. Although consolidated for accounting purposes, we believe it is reasonable to treat the trusts’ assets (to the extent not attributable to any investment by us in the trusts) as not owned by us for PFIC purposes — but there can be no assurance in this regard. If the trusts’ assets were treated as ours, we would be a PFIC for 2020.
●	How to calculate the percentage of our active assets given that our goodwill for 2020 was not a positive amount, and the extent to which certain balance sheet assets should be treated as active.
●	How our VIE contractual arrangements should be treated under the PFIC rules. Because we exercise effective control over our VIEs and are entitled to substantially all of their income, we believe it is appropriate to treat the VIEs as owned by us for PFIC purposes — but there can be no assurance in this regard. If our VIEs are not treated as owned by us, we may be a PFIC for any affected taxable year.

For these reasons, there is a significant risk that we were a PFIC for our 2020 taxable year and that we may be a PFIC for current and future taxable years.

If we are a PFIC for any taxable year and any subsidiary, VIE, or other entity in which we own or are treated as owning equity interests is also a PFIC (a “Lower-tier PFIC”), U.S. Holders will be deemed to own a proportionate share (by value) of each Lower-tier PFIC and will be subject to U.S. federal income tax on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of Lower-tier PFIC shares, as if the U.S. Holder held such shares directly, even though the U.S. Holder will not receive the proceeds of those distributions or dispositions.

If we are a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares, gain on a sale or other disposition (including certain pledges) will be allocated ratably over the U.S. Holder’s holding period. Amounts allocated to the year of sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. Amounts allocated to each other taxable year will be taxed at the highest rate in effect for individuals or corporations for that year, with an interest charge imposed on the resulting tax liability. Distributions exceeding 125% of the average annual distributions received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, will be taxed in the same manner. The favorable tax rate for dividends paid to certain non-corporate U.S. Holders will not apply if we are a PFIC for the dividend year or the prior taxable year. Once we are treated as a PFIC with respect to a U.S. Holder, we will generally continue to be so treated for all succeeding years in which the U.S. Holder owns ADSs or ordinary shares, even if we cease to meet the PFIC thresholds, unless the U.S. Holder makes a “deemed sale” election to eliminate the continuing PFIC status, which will require recognition of gain taxed under the general PFIC rules.

If we are a PFIC and our ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder of ADSs may make a mark-to-market election resulting in different tax treatment. ADSs are treated as “regularly traded” for any calendar year in which more than a de minimis quantity are traded on a qualified exchange on at least 15 days during each calendar quarter. The NYSE is a qualified exchange for this purpose. Under a mark-to-market election, the U.S. Holder generally recognizes ordinary income to the extent the fair market value of the ADSs at year end exceeds their adjusted tax basis, and an ordinary loss to the extent the adjusted tax basis exceeds fair market value (but only to the extent of net income previously included under the election). The U.S. Holder’s tax basis is adjusted to reflect recognized income or loss amounts. Any gain on sale or disposition of ADSs in a PFIC year is treated as ordinary income; any loss is treated as ordinary loss to the extent of net income previously included, with any excess treated as capital loss. Distributions on ADSs under a mark-to-market election will be treated as described under “—Taxation of Distributions” below. A mark-to-market election is not available with respect to our ordinary shares or any Lower-tier PFIC shares, as such shares do not trade on any stock exchange.

We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections, which if available could materially affect the tax consequences of owning and disposing of our ADSs or ordinary shares if we are a PFIC. Accordingly, U.S. Holders will not be able to make such elections.

If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or ordinary shares, that U.S. Holder will generally be required to file annual reports with the Internal Revenue Service. The PFIC rules and mark-to-market elections are complex and affected by various factors beyond those described above. U.S. Holders should consult their tax advisers regarding whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their particular circumstances.

Taxation of Distributions

The following discussion is subject to the discussion under “—Passive Foreign Investment Company” above.

Distributions paid on our ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at a favorable rate, provided that we are not a PFIC for the taxable year of the distribution or the preceding year. Given the significant risk that we were or will be a PFIC, non-corporate U.S. Holders should not assume that any distribution will be eligible for this favorable rate.

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

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—PRC Taxation,” dividends paid by the Company may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax (if any). Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign tax credits in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct any such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

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

As described in “—PRC Taxation,” gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source and therefore claim foreign tax credits in respect of PRC taxes on such disposition gains. Proposed Treasury regulations, if finalized in their current form, may impose additional restrictions on the creditability of any PRC taxes on disposition gains. U.S. Holders should consult their tax advisers regarding the creditability or deductibility of any PRC tax on disposition gains in general and in their particular circumstances.

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

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, short-swing profit recovery provisions contained in Section 16(b) and the short-sale restrictions under Section 16(c). In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars and financial investments in VC funds, U.S. Treasury securities, and U.S. money market funds which would be settled in U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The RMB has experienced significant fluctuations against the U.S. dollar over time: the Chinese Mainland government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008; between July 2008 and June 2010, this appreciation halted and the exchange rate remained within a narrow band; between June 2010 and August 2015, the Chinese Mainland government allowed the RMB to appreciate slowly again; and since August 2015, the RMB has significantly depreciated against the U.S. dollar. It is difficult to predict how market forces or Chinese Mainland or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest rate risk exposure. The fluctuation of interest rates may affect the demand for loan services on our platform. For example, a decrease in interest rates may cause potential borrowers to seek lower-priced loans from other channels. A high interest rate environment may lead to an increase in competing investment options and dampen institutional funding partners’ desire to invest on our products. We do not expect that the fluctuation of interest rates will have a material impact on our financial condition. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future. For further detail, see “Item 3. Key Information on the Company—3.D. Risk Factors—Risks Relating to Our Business and Industry—Increase in market interest rates could negatively affect the amount of loans facilitated by us and cost of funds provided to borrowers.”

Impact of Inflation/Deflation

Since our inception, inflation or deflation in Chinese Mainland has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index were a decrease of 0.3% for December 2023, an increase of 0.1% for December 2024, and an increase of 0.8% for December 2025. Although we have not been materially affected by inflation or deflation in the past, we may be affected if Chinese Mainland experiences higher rates of inflation or deflation in the future.

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

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-227065), as amended, including the annual report contained therein, which registered 11,000,000 ordinary shares represented by ADSs and was declared effective by the SEC on September 18, 2018, for our initial public offering, which closed in September 21, 2018, and the underwriters’ exercise of their option to purchase from us an additional 763,478 ADSs representing 1,526,956 ordinary shares, or the optional offering, which closed in September 21, 2018, at an initial offering price of US$9.50 per ADS. Deutsche Bank Securities Inc. and Morgan Stanley & Co. International plc were the representatives of the underwriters.

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

For the period from the date that the F-1 Registration Statement was declared effective by the SEC to December 31, 2025, we used the net proceeds from our initial public offering for as follows:

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective, in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control--Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

(c) Attestation Report of the Registered Public Accounting Firm

Deloitte Touche Tohmatsu Certified Public Accountants LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2025 as stated in its report, which appears on page F-2 of this annual report on Form 20-F

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Zheng Xue, an independent director and the chairperson of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the New York Stock Exchange. Mr. Zheng Xue satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the Corporate Governance Rules of the NYSE.

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

	Year Ended December 31,
	2024	2025
Services	RMB	RMB
	(in thousands)
Audit Fees(1)	13,308	8,951
Total	13,308	8,951
(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC. The audit refers to financial statement audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

The policy of our audit committee is to pre-approve all professional services provided by our principal auditor, including audit and non-audit services. All of the services of our principal auditor for 2024 and 2025 described above were in accordance with the audit committee pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In March 2022, our board of directors approved a share repurchase plan under which we may repurchase up to US$15 million worth of its Class A ordinary shares in the form of ADSs over the next eighteen months, effective until September 2023. The size of the Share Repurchase Program was increased to US$20 million and US$30 million on September 26, 2022, and November 16, 2022, and was authorized to repurchase Class A ordinary shares. In May 2024, our board of directors approved a new share repurchase program, under which the Company may repurchase up to $20 million of its Class A Ordinary Shares, either directly from shareholders or in the form of ADSs, starting from June 1, 2024, through November 30, 2025. In December 2024, our board of directors approved another new share repurchase program under which the Company may repurchase up to US$50 million worth of its Class A Ordinary Shares, either directly from shareholders or in the form of ADSs, through 30 June 2026. In May 2025, our board of directors approved another new share repurchase program under which the Company may repurchase up to US$100 million worth of its Class A Ordinary Shares, either directly from shareholders or in the form of ADSs, effective from June 1, 2025 through November 30, 2026. As of the date of December 31, 2025, the Company had repurchased an aggregate of 21,815,612 ADSs for a total consideration of US$152.0 million.

The table below sets forth the details of our purchases of our own equity securities during the year ended December 31, 2025.

				(d) Maximum
				Approximate U.S.
			(c) Total Number of	dollar Value of ADS
	(a) Total Number	(b) Average	ADS Purchased as Part	that May Yet Be
	of ADS	Price Paid per	of Publicly Announced	Purchased Under the
	Purchased	ADS(1)	Plan	Plan
		($)		($)
Period
May 1 — May 31, 2025	75,974	$18.61	75,974	$14,496,974
June 1 — June 30, 2025	1,317,062	$18.27	1,317,062	$90,428,443
July 1 — July 31, 2025	851,960	$17.27	851,960	$75,717,513
August 1 — August 31, 2025	768,142	$14.26	768,142	$64,766,680
September 1 — September 30, 2025	374,661	$14.59	374,661	$59,301,945
October 1 — October 31, 2025	565,637	$13.40	565,637	$51,723,080
November 1 — November 30, 2025	309,220	$12.08	309,220	$47,987,161
(1)	Average price paid per ADS repurchased is the execution price, excluding commissions paid to brokers.
(2)	Represented the repurchase of Class A ordinary shares and ADSs.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Company dismissed KPMG Huazhen LLP, its independent registered public accounting firm for the fiscal years ended December 31, 2023 and 2024, effective on May 23, 2025, and appointed Deloitte Touche Tohmatsu Certified Public Accountants LLP as successor auditor of the Company, effective on May 23, 2025, to complete the Company’s audit for fiscal year ended December 31, 2025.

The Company’s change of auditor is described on its Current Report on Form 6-K filed with the SEC on May 23, 2025, which is incorporated herein by reference.

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

Our Information Security Officer has more than 10 years of information technology expertise and is responsible to identify, assess and manage our material risks from cybersecurity threats. Our Information Security Officer started his career as a software developer and has held various leadership positions at Tencent and Baidu. At Baidu, he was responsible for the backend services of Baidu Antivirus and Baidu Security Guardian, established cloud security capabilities. He received a bachelor’s degree in Computer Science and Technology from Xidian University and a master’s degree from Tsinghua University.

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

Our Information Security Officer reports to our CEO on an as-needed basis, or at least annually regarding the company’s cybersecurity risks and activities, including the implementation and operation of preventative controls and the detection of any recent cybersecurity incidents, and mitigation and remediation responses. The CEO reports to the Board of Directors and Audit Committee on key cybersecurity risk management topics, as appropriate.

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

4.21

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

4.22

Security Deposit Pledge Agreement between ZhongAn Online P&C Insurance Co., Ltd. and Shenzhen Tangren Financing Guarantee Co., Ltd. dated December 23, 2019 (English Translation) (incorporated by reference to Exhibit 4.36 of our Annual Report on Form 20 F (File No. 001 38652) filed with the Securities and Exchange Commission on May 14, 2021)

4.23

Supplemental Agreement to Security Deposit Pledge Agreement between ZhongAn Online P&C Insurance Co., Ltd. and Shenzhen Tangren Financing Guarantee Co., Ltd. dated July 8, 2020 (English Translation) (incorporated by reference to Exhibit 4.37 of our Annual Report on Form 20 F (File No. 001 38652) filed with the Securities and Exchange Commission on May 14, 2021)

4.24

Security Deposit Pledge Agreement between ZhongAn Online P&C Insurance Co., Ltd. and Shenzhen Xiaoying Puhui Technology Co., Ltd. dated June 19, 2020 (English Translation) (incorporated by reference to Exhibit 4.38 of our Annual Report on Form 20 F (File No. 001 38652) filed with the Securities and Exchange Commission on May 14, 2021)

4.25

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

11.2	Insider Trading Policy (incorporated by reference to Exhibit 19.1 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities Exchange Commission on April 29, 2024)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.2*	Consent of KPMG Huazhen LLP
97.1	The clawback policy (incorporated by reference to Exhibit 97.1 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities Exchange Commission on April 29, 2024)
99.1

Consolidated Financial Statements of Shenyang Tianxinhao Technology Limited as of December 31, 2021 (incorporated by reference to Exhibit 99.1 of our Annual Report on Form 20-F (File No. 001-38652) filed with the Securities and Exchange Commission on April 28, 2022)

99.2*	Consent of Han Kun Law Offices
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*   Filed herewith

**  Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

X Financial

	By:	/s/ Yue (Justin) Tang
Name: Yue (Justin) Tang
Title: Chief Executive Officer and Chairman

Date: April 30, 2026

X FINANCIAL

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of X Financial

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of X Financial and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2025, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2025, the related notes and the schedule listed in schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Convenience translation

Our audit also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of the readers in the United States of America.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Management’s estimation of vintage-based loss rates applied in accounting for revenue from loan facilitation and post-origination service, contingent guarantee liabilities, and allowance for loans receivable from xiaoying credit loans and other loans- refer to note 2(d), 2(g) and 2(m) to the consolidated financial statements

Critical Audit Matter Description

The transaction price for loan facilitation and post-origination services includes variable consideration adjusted for default risk and prepayment risk of the borrowers. The Company estimates variable consideration using the expected value methodology, which uses estimation of the loss rates, the prepayment rates, and the weighted macroeconomic forecast. The loss rates are computed using a vintage-based loss rate model.

The Company estimates the contingent guarantee liabilities using a current expected credit loss model, which is based on the vintage-based loss rate of underlying loans subject to guarantee. The Company also applies a current expected credit loss model to provide allowance for loans receivable from xiaoying credit loans and other loans, which is assessed primarily using vintage-based loss rate of the underlying loans.

We identified the estimation of vintage-based loss rates as a critical audit matter because of the significant judgment required by management when developing the estimation. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our credit risk specialists, when performing audit procedures to evaluate the reasonableness of management’s estimation of vintage-based loss rates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to vintage-based loss rates included the following, among others:

•

We tested the effectiveness of controls over the estimation of the vintage-based loss rates, including management’s controls over accurate capture of the historical default and collection data at individual loan level that are used in the estimation process.

•	We tested the accuracy of the historical default rate and collection data used as an input to the model by comparing it with original data retrieved from the operating system.
•	With the assistance of our specialists, we evaluated the reasonableness of the vintage-based loss rate model and tested the computational accuracy of the model.
•

We performed a retrospective review to assess the reasonableness of management’s estimates on the vintage loss rate by using observable data close to the report issue date, to evaluate the reasonableness of management’s estimation of vintage-based loss rate.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shenzhen, the People’s Republic of China
April 30, 2026
We have served as the Company’s auditor since 2025.

Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of X Financial

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of X Financial and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated April 30, 2026, expressed an unqualified opinion on those financial statements.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shenzhen, the People’s Republic of China
April 30, 2026

KPMG Huazhen LLP		毕马威华振会计师事务所
15th Floor		(特殊普通合伙)
China Resources Tower		中国深圳
2666 Keyuan South Road		南山区科苑南路2666号
Nanshan District		中国华润大厦15楼
Shenzhen 518052		邮政编码:518052
China		电话+86 (755) 2547 1000
Telephone	+86 (755) 2547 1000	传真+86 (755) 2547 3366
Fax	+86 (755) 2547 3366	网址kpmg.com/cn
Internet	kpmg.com/cn

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

X Financial:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of X Financial, its subsidiaries and variable interest entities (the Company) as of December 31, 2024, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes and financial statement schedule I (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

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

/s/ KPMG Huazhen LLP

We served as the Company’s auditor from 2020 to 2025.

Shenzhen, China
April 25, 2025

KPMG Huazhen LLP, a People’s Republic of China partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited,	毕马威华振会计师事务所(特殊普通合伙) — 中国合伙制会计 师事务所，是与毕马威国际有限公司(英国私营担保有限公 司)相关联的独立成员所全球组织中的成员

X FINANCIAL

CONSOLIDATED BALANCE SHEETS

		As of
		December 31,	As of December 31,
	Notes	2024	2025	2025
		RMB	RMB	US$
ASSETS
Cash and cash equivalents		984,611,409	987,630,978	141,229,352
Restricted cash, net of allowance for credit losses of RMB241,398 and RMB313,985 as of December 31, 2024 and 2025, respectively (including RMB527,457,300 and RMB823,346,358 from Consolidated Trusts and Partnerships[1] as of December 31, 2024 and 2025, respectively)		676,793,411	1,145,962,320	163,870,432
Accounts receivable and contract assets, net of allowance for credit losses of RMB24,172,284 and RMB192,376,932 as of December 31, 2024 and 2025, respectively (including RMB37,373,243 and RMB52,994,846 from Consolidated Trusts and Partnerships[1] as of December 31, 2024 and 2025, respectively)	2(l)	2,029,550,471	3,145,975,681	449,868,539
Loans receivable from Xiaoying Credit Loans and other loans, net of allowance for credit losses of RMB175,820,629 and RMB236,233,265 as of December 31, 2024 and 2025, respectively (including RMB2,916,966,912 and RMB3,540,930,299 from Consolidated Trusts and Partnerships[1] as of December 31, 2024 and 2025, respectively)	2(m)	4,828,316,995	5,298,631,388	757,694,211
Deposits to institutional cooperators, net of allowance for credit losses of RMB5,871,290 and RMB5,096,518 as of December 31, 2024 and 2025, respectively	5	1,958,297,244	1,713,593,362	245,040,592
Prepaid expenses and other current assets	4	34,078,494	43,546,807	6,227,111
Financial guarantee derivative	3	1,038,258	—	—
Deferred tax assets, net	14	197,712,551	455,357,514	65,115,258
Long-term investments	10	498,038,310	515,523,849	73,718,930
Financial investments (amortized cost of RMB141,685,928 and RMB390,931,941 and allowance for credit losses of nil and nil related to investments accounted under AFS model as of December 31, 2024 and 2025, respectively)	9	513,475,537	1,243,076,254	177,757,540
Property and equipment, net	6	15,833,490	23,899,556	3,417,591
Intangible assets, net	7	36,591,969	39,183,115	5,603,111
Other non-current assets		44,951,464	53,363,643	7,630,899
TOTAL ASSETS		11,819,289,603	14,665,744,467	2,097,173,566
LIABILITIES
Payable to investors and institutional funding partners at amortized cost (including RMB2,184,085,667 and RMB3,054,981,462 from the Consolidated VIEs, Trusts and Partnerships[2] as of December 31, 2024 and 2025, respectively)		2,184,085,667	3,054,981,462	436,856,539
Contingent guarantee liabilities	12	187,640,702	748,306,610	107,006,422
Financial guarantee derivative	3	—	15,425,681	2,205,843
Deferred guarantee income	12	164,724,512	467,629,443	66,870,121
Short-term borrowings (including RMB10,000,000 and RMB130,000,000 from the Consolidated VIEs, Trusts and Partnerships[2] as of December 31, 2024 and 2025, respectively)	8	328,500,000	409,530,006	58,562,012
Accrued payroll and welfare (including RMB18,482,497 and RMB11,482,779 from the Consolidated VIEs, Trusts and Partnerships[2] as of December 31, 2024 and 2025, respectively)		94,716,949	76,058,095	10,876,163
Other taxes payable (including RMB119,683,947 and RMB58,251,812 from the Consolidated VIEs, Trusts and Partnerships[2] as of December 31, 2024 and 2025, respectively)		279,994,194	221,939,999	31,736,998
Income taxes payable (including RMB174,425,660 and RMB169,015,224 from the Consolidated VIEs, Trusts and Partnerships[2] as of December 31, 2024 and 2025, respectively)	14	591,491,126	677,521,066	96,884,224
Deposit payable to channel cooperators		12,016,415	12,016,415	1,718,324
Accrued expenses and other current liabilities (including RMB94,825,511 and RMB163,383,863 from the Consolidated VIEs, Trusts and Partnerships[2] as of December 31, 2024 and 2025, respectively)	11	929,490,436	1,041,055,440	148,868,948
Other non-current liabilities (including nil and RMB2,252,921 from the Consolidated VIEs, Trusts and Partnerships[2] as of December 31, 2024 and 2025, respectively)		27,516,391	34,806,908	4,977,322
Deferred tax liabilities (including RMB642,602 and RMB1,051,597 from the Consolidated VIEs, Trusts and Partnerships[2] as of December 31, 2024 and 2025, respectively)	14	65,958,569	69,672,705	9,963,064
TOTAL LIABILITIES		4,866,134,961	6,828,943,830	976,525,980
Commitments and Contingencies (Note 18)
Equity:
Common shares (US$0.0001 par value; 1,000,000,000 shares authorized as of December 31, 2024 and 2025; 329,117,943 and 329,117,943 shares issued as of December 31, 2024 and 2025; 250,678,439 and 234,517,901 shares outstanding as of December 31, 2024 and 2025)		206,793	206,793	29,571
Treasury stock (78,439,504 and 94,600,042 shares as of December 31, 2024 and 2025)		(509,643,763)	(967,773,090)	(138,389,711)
Additional paid-in capital		3,207,028,391	3,256,349,216	465,651,744
Retained earnings		4,174,511,191	5,484,293,291	784,243,511
Other comprehensive income		81,052,030	63,724,427	9,112,471
TOTAL EQUITY		6,953,154,642	7,836,800,637	1,120,647,586
TOTAL LIABILITIES AND EQUITY		11,819,289,603	14,665,744,467	2,097,173,566

1: The assets of the Consolidated Trusts and Partnerships can only be used to settle the obligations of the Consolidated Trusts and Partnerships.

2: The liabilities of the Consolidated VIEs, Trusts and Partnerships for which creditors do not have recourse to the general credit of the Company.

The accompanying notes are an integral part of these consolidated financial statements.

X FINANCIAL

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
	Notes	2023	2024	2025	2025
		RMB	RMB	RMB	US$
Net revenues
Loan facilitation service (including RMB8,081,737, nil and nil from related parties for the years ended December 31, 2023, 2024 and 2025, respectively)		2,740,974,233	3,102,344,942	3,843,004,896	549,542,391
Post-origination service (including RMB3,288,307, nil and nil from related parties for the years ended December 31, 2023, 2024 and 2025, respectively)		596,581,987	759,538,640	1,074,453,821	153,644,853
Financing income		1,137,336,454	1,372,004,085	1,396,975,778	199,764,879
Guarantee income		24,496,658	201,715,792	636,572,154	91,028,607
Other revenue		315,494,698	436,178,287	688,417,782	98,442,434
Total net revenue	2(d)	4,814,884,030	5,871,781,746	7,639,424,431	1,092,423,164
Operating costs and expenses:
Origination and servicing		1,544,013,591	1,738,139,455	2,020,546,352	288,934,286
Borrower acquisitions and marketing		1,370,942,033	1,582,472,287	2,202,374,833	314,935,412
General and administrative		153,943,169	175,932,509	199,559,193	28,536,585
Provision for contingent guarantee liabilities	12	67,519,980	241,738,132	1,001,272,880	143,180,118
Provision for accounts receivable and contract assets	2(l)	12,233,743	35,732,133	242,719,252	34,708,391
Reversal of provision for loan receivable from Xiaoying Housing Loans		(4,213,234)	(4,156,904)	(8,102)	(1,159)
Provision for loans receivable from Xiaoying Credit Loans and other loans	2(m)	233,350,276	225,815,327	340,217,158	48,650,407
Change in fair value of financial guarantee derivative	3	(24,966,242)	(1,038,258)	3,367,074	481,485
Fair value adjustments related to Consolidated Trusts	3	531,202	—	—	—
(Reversal of) provision for credit losses on deposits to institutional cooperators	5	(673,558)	3,222,273	(774,772)	(110,791)
Provision for credit losses for other financial assets	2(k)	86,019	155,379	72,587	10,380
Total operating expenses		3,352,766,979	3,998,012,333	6,009,346,455	859,325,114
Income from operations		1,462,117,051	1,873,769,413	1,630,077,976	233,098,050
Interest income		10,295,578	22,326,830	29,512,054	4,220,168
Interest expenses		(30,660,399)	(22,886,523)	(18,853,444)	(2,696,007)
Foreign exchange loss		(4,023,039)	(9,533,320)	(8,539,842)	(1,221,180)
Income (loss) from financial investments	9	6,497,518	17,133,677	(14,456,247)	(2,067,216)
Other income, net		24,351,280	13,520,019	132,250,299	18,911,541
Income before income taxes		1,468,577,989	1,894,330,096	1,749,990,796	250,245,356
Income tax expense	14	(261,130,503)	(405,701,714)	(291,649,324)	(41,705,298)
(Loss) gain from equity in affiliates, net of tax	10	(1,930,792)	10,159,031	25,716,267	3,677,377
(Loss) gain from financial investments at equity method, net of tax	9	(18,722,720)	41,118,352	(19,505,515)	(2,789,252)
Net income		1,186,793,974	1,539,905,765	1,464,552,224	209,428,183
Net income attributable to X Financial		1,186,793,974	1,539,905,765	1,464,552,224	209,428,183

Net income		1,186,793,974	1,539,905,765	1,464,552,224	209,428,183
Other comprehensive income, net of tax:
Other comprehensive income attributable to equity in affiliates		(6,852)	(313,815)	147,887	21,148
Other comprehensive income attributable to financial investments		474,792	292,799	3,198,217	457,339
Foreign currency translation adjustments		5,410,120	11,596,395	(20,673,707)	(2,956,302)
Comprehensive income		1,192,672,034	1,551,481,144	1,447,224,621	206,950,368
Less: comprehensive income attributable to non-controlling interests		—	—	—	—
Comprehensive income attributable to X Financial		1,192,672,034	1,551,481,144	1,447,224,621	206,950,368
Net income per share—basic	15	4.12	5.33	6.00	0.86
Weighted average number of ordinary shares outstanding—basic		288,115,969	288,828,371	243,975,946	243,975,946
Net income per share—diluted	15	4.08	5.25	5.87	0.84
Weighted average number of ordinary shares outstanding—diluted		290,833,214	293,354,671	249,489,203	249,489,203

The accompanying notes are an integral part of these consolidated financial statements.

X FINANCIAL

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

						Accumulated	Equity
		Common	Treasury			other	attributable
	Common	share	stock	Additional	Retained	comprehensive	to	Total
	share	amount	amount	paid-in capital	earnings	income	X Financial	equity
	number	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance at December 31, 2022	287,918,569	206,793	(124,596,781)	3,191,193,773	1,622,852,316	63,598,591	4,753,254,692	4,753,254,692
Repurchase of common shares	(5,026,374)	—	(24,872,828)	—	—	—	(24,872,828)	(24,872,828)
Transfer to employee stock ownership plans	10,661,412	—	37,949,318	(37,949,318)	—	—	—	—
Exercise of share option	—	—	—	1,099,619	—	—	1,099,619	1,099,619
Share-based compensation (Note 16)	—	—	—	42,598,210	—	—	42,598,210	42,598,210
Net income	—	—	—	—	1,186,793,974	—	1,186,793,974	1,186,793,974
Other comprehensive income attributable to equity in affiliates	—	—	—	—	—	(6,852)	(6,852)	(6,852)
Other comprehensive income attributable to financial investments	—	—	—	—	—	474,792	474,792	474,792
Foreign currency translation adjustments	—	—	—	—	—	5,410,120	5,410,120	5,410,120
Dividend to shareholders[1]	—	—	—	—	(117,627,440)	—	(117,627,440)	(117,627,440)
Balance at December 31, 2023	293,553,607	206,793	(111,520,291)	3,196,942,284	2,692,018,850	69,476,651	5,847,124,287	5,847,124,287
Repurchase of common shares	(52,202,798)	—	(427,317,136)	(1,020,543)	—	—	(428,337,679)	(428,337,679)
Transfer to employee stock ownership plans	9,327,630	—	29,193,664	(29,193,664)	—	—	—	—
Exercise of share option	—	—	—	122,507	—	—	122,507	122,507
Share-based compensation (Note 16)	—	—	—	40,177,807	—	—	40,177,807	40,177,807
Net income	—	—	—	—	1,539,905,765	—	1,539,905,765	1,539,905,765
Other comprehensive income attributable to equity in affiliates	—	—	—	—	—	(313,815)	(313,815)	(313,815)
Other comprehensive income attributable to financial investments	—	—	—	—	—	292,799	292,799	292,799
Foreign currency translation adjustments	—	—	—	—	—	11,596,395	11,596,395	11,596,395
Dividend to shareholders[2]	—	—	—	—	(57,413,424)	—	(57,413,424)	(57,413,424)
Balance at December 31, 2024	250,678,439	206,793	(509,643,763)	3,207,028,391	4,174,511,191	81,052,030	6,953,154,642	6,953,154,642
Repurchase of common shares	(25,575,934)	—	(488,862,523)	—	—	—	(488,862,523)	(488,862,523)
Transfer to employee stock ownership plans	9,415,396	—	30,733,196	(30,733,196)	—	—	—	—
Exercise of share option	—	—	—	19,087,375	—	—	19,087,375	19,087,375
Share-based compensation (Note 16)	—	—	—	60,966,646	—	—	60,966,646	60,966,646
Net income	—	—	—	—	1,464,552,224	—	1,464,552,224	1,464,552,224
Other comprehensive income attributable to equity in affiliates	—	—	—	—	—	147,887	147,887	147,887
Other comprehensive income attributable to financial investments	—	—	—	—	—	3,198,217	3,198,217	3,198,217
Foreign currency translation adjustments	—	—	—	—	—	(20,673,707)	(20,673,707)	(20,673,707)
Dividend to shareholders[3]	—	—	—	—	(154,770,124)	—	(154,770,124)	(154,770,124)
Balance at December 31, 2025	234,517,901	206,793	(967,773,090)	3,256,349,216	5,484,293,291	63,724,427	7,836,800,637	7,836,800,637

						Accumulated	Equity
		Common	Treasury			other	attributable
	Common	share	stock	Additional	Retained	comprehensive	to	Total
	share	amount	amount	paid-in capital	earnings	income	X Financial	equity
	number	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Balance at December 31, 2024	250,678,439	29,571	(72,878,089)	458,598,961	596,947,161	11,590,286	994,287,890	994,287,890
Repurchase of common shares	(25,575,934)	—	(69,906,411)	—	—	—	(69,906,411)	(69,906,411)
Transfer to employee stock ownership plans	9,415,396	—	4,394,789	(4,394,789)	—	—	—	—
Exercise of share option	—	—	—	2,729,458	—	—	2,729,458	2,729,458
Share-based compensation (Note 16)	—	—	—	8,718,114	—	—	8,718,114	8,718,114
Net income	—	—	—	—	209,428,183	—	209,428,183	209,428,183
Other comprehensive income attributable to equity in affiliates	—	—	—	—	—	21,148	21,148	21,148
Other comprehensive income attributable to financial investments	—	—	—	—	—	457,339	457,339	457,339
Foreign currency translation adjustments	—	—	—	—	—	(2,956,302)	(2,956,302)	(2,956,302)
Dividend to shareholders[3]	—	—	—	—	(22,131,833)	—	(22,131,833)	(22,131,833)
Balance at December 31, 2025	234,517,901	29,571	(138,389,711)	465,651,744	784,243,511	9,112,471	1,120,647,586	1,120,647,586

1: For fiscal year 2023, cash dividends in aggregate in the amount of US$0.34 per ADS (approximately US$0.056 per ordinary share) were declared by the Group, for a total amount of RMB78,540,377 on Class A ordinary shares and a total amount of RMB39,087,063 on Class B ordinary shares.

2: For fiscal year 2024, a cash dividend in the amount of US$0.17 per ADS (approximately US$0.028 per ordinary share) were declared by the Group, for a total amount of RMB37,890,447 on Class A ordinary shares and a total amount of RMB19,522,977 on Class B ordinary shares.

3: For fiscal year 2025, cash dividends in aggregate in the amount of US$0.53 per ADS (approximately US$0.0887 per ordinary share) were declared by the Group, for a total amount of RMB93,281,652 (US$13,339,098) on Class A ordinary shares and a total amount of RMB61,488,472 (US$8,792,735) on Class B ordinary shares.

The accompanying notes are an integral part of these consolidated financial statements.

X FINANCIAL

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	1,186,793,974	1,539,905,765	1,464,552,224	209,428,183
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,260,605	7,198,776	11,161,069	1,596,012
Share-based compensation	42,598,210	40,177,807	60,966,646	8,718,114
Loss (gain) from equity in affiliates, net of tax	1,930,792	(10,159,031)	(25,716,267)	(3,677,377)
Loss (gain) from financial investments at equity method, net of tax	18,722,720	(41,118,352)	19,505,515	2,789,252
Dividends from equity in affiliates	15,000,000	7,500,000	15,000,000	2,144,971
Dividends from financial investments at equity method	4,912,647	—	7,582,305	1,084,255
Loss (gain) from disposal of property and equipment	148,198	(56,293)	3,693	528
(Income) loss from financial investments	(6,497,518)	(17,133,677)	21,052,326	3,010,443
Provision for accounts receivable and contract assets	12,233,743	35,732,133	242,719,252	34,708,391
Provisions for loans receivable from Xiaoying Credit Loans and other loans	233,350,276	225,815,327	340,217,158	48,650,407
Reversal of provision for loan receivable from Xiaoying Housing Loans	(4,213,234)	(4,156,904)	(8,102)	(1,159)
Provision for contingent guarantee liabilities	67,519,980	241,738,132	1,001,272,880	143,180,118
(Reversal of) provision for credit losses on deposits to institutional cooperators	(673,558)	3,222,273	(774,772)	(110,791)
Provision for credit losses for other financial assets	86,019	155,379	72,587	10,380
Fair value adjustments related to Consolidated Trusts	531,202	—	—	—
Change in fair value of financial guarantee derivative	(24,966,242)	(1,038,258)	3,367,074	481,485
Deferred tax benefits	(17,565,186)	(27,248,759)	(258,046,348)	(36,900,137)
Other non-cash expenses (income)	120,025	(2,152,467)	(163,663,765)	(23,403,607)
Changes in operating assets and liabilities:
Accounts receivable and contract assets	(509,909,978)	(405,694,629)	(1,359,144,462)	(194,355,073)
Deposits to institutional cooperators	68,518,587	(259,047,121)	245,478,654	35,102,981
Prepaid expenses and other current assets	7,921,314	14,315,022	(9,468,313)	(1,353,951)
Loan receivable from Xiaoying Housing Loans	5,617,646	12,813,750	8,102	1,159
Purchase of trading financial investments	—	(97,916,010)	(1,270,936,983)	(181,741,571)
Collection of trading financial investment	—	10,238,000	728,182,100	104,128,655
Other non-current assets	(121,124)	(1,075,299)	(2,873,164)	(410,857)
Contingent guarantee liabilities	(5,613,471)	(116,003,939)	(440,606,972)	(63,005,959)
Deferred guarantee income	46,597,143	118,127,369	302,904,931	43,314,829
Financial guarantee derivative	(82,924,152)	—	13,096,865	1,872,827
Accrued payroll and welfare	23,089,279	7,946,312	(18,482,490)	(2,642,961)
Other taxes payable	34,130,358	(9,826,898)	56,677,114	8,104,720
Income taxes payable	176,410,814	143,866,349	122,465,047	17,512,269
Deposit payable to channel cooperators	—	(7,683,820)	—	—
Accrued expenses and other current liabilities[1]	66,988,983	143,413,156	363,837,917	52,028,130
Interest receivable / payable	25,446,338	(28,467,802)	(2,857,318)	(408,591)
CASH PROVIDED BY OPERATING ACTIVITIES	1,391,444,390	1,523,386,291	1,467,544,503	209,856,075
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment and intangible assets	(8,468,350)	(14,223,115)	(21,880,294)	(3,128,840)
Disposal of property and equipment	18,053	107,949	58,320	8,340
Purchase of financial investments	(424,149,412)	(148,632,843)	(291,795,031)	(41,726,134)
Collection of financial investments	—	391,081,258	57,857,454	8,273,506
Principal of loans at fair value	(70,004,009)	—	—	—
Principal collection of loans at fair value	189,752,419	—	—	—
Loans made to customers of loans receivables provided by Quanbei Microcredit	(2,937,363,564)	(4,302,244,495)	(4,434,492,653)	(634,124,016)
Principal collections of loans receivables provided by Quanbei Microcredit	2,360,056,343	3,531,243,300	4,247,442,769	607,376,238
Principal of loans receivables of the Consolidated Trusts and Partnerships at amortized cost	(9,090,383,262)	(8,695,786,212)	(7,799,905,002)	(1,115,371,581)
Principal collection of loans receivables of the Consolidated Trusts and Partnerships at amortized cost	8,296,900,075	9,360,488,443	7,176,423,335	1,026,214,888
CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(1,683,641,707)	122,034,285	(1,066,291,102)	(152,477,599)
CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of common shares[1]	(24,872,828)	(182,204,126)	(733,975,533)	(104,957,105)
Proceeds from exercise of options	1,099,619	122,507	19,087,375	2,729,458
Dividends to shareholders	(58,401,356)	(116,639,508)	(154,770,124)	(22,131,833)
Proceeds from short-term borrowings	802,500,000	133,500,000	725,376,532	103,727,465
Repayments of short-term borrowings	(307,708,800)	(370,000,000)	(641,821,308)	(91,779,226)
Cash paid to investors of Consolidated Trusts at fair value	(141,288,810)	—	—	—
Cash received from investors and institutional funding partners of the Consolidated Trusts and Partnerships at amortized cost	3,251,997,048	1,698,154,102	2,373,936,624	339,468,422
Cash paid to investors and institutional funding partners of the Consolidated Trusts and Partnerships at amortized cost	(2,295,866,494)	(3,098,109,192)	(1,508,589,055)	(215,725,366)
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	1,227,458,379	(1,935,176,217)	79,244,511	11,331,815
Effect of foreign exchange rate changes	2,286,656	6,894,284	(8,236,847)	(1,177,857)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	937,547,718	(282,861,357)	472,261,065	67,532,434
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	1,006,959,857	1,944,507,575	1,661,646,218	237,612,249
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT YEAR END	1,944,507,575	1,661,646,218	2,133,907,283	305,144,683
Non-cash operating activities
Gain on deregistration of an entity[2]	—	—	(159,577,073)	(22,819,218)
Non-cash investing activities
Switch out from VC funds measured at fair value	13,968,313	374,471	—	—
Switch in VC funds measured at fair value	(14,342,134)	—	—	—
Supplemental disclosures of cash flow information:
Income taxes paid, net of refunds[3]	102,284,875	289,084,125	333,206,081	47,647,836
Interest paid for borrowings	23,247,119	24,162,853	29,040,742	4,152,771
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	1,195,351,730	984,611,409	987,630,978	141,229,352
Restricted cash, net of allowance for credit losses	749,069,826	676,793,411	1,145,962,320	163,870,432
Add: Provision of credit losses for other financial assets	86,019	241,398	313,985	44,899
Total cash and cash equivalents and restricted cash	1,944,507,575	1,661,646,218	2,133,907,283	305,144,683

1: In 2025, the Company fully settled the RMB245,113,010 unpaid balance from its 2024 share repurchases, which had been previously recorded within accrued expenses and other current liabilities (Note 11) as of the balance sheet date.

2: An entity of the Group has completed its deregistration in 2025 of which the Group recognized an aggregate non-cash gain of RMB159.6 million in the consolidated statements of comprehensive income for the year ended December 31, 2025.

3: For the year ended December 31, 2025, all income taxes were paid within the Chinese mainland, with no income taxes paid in jurisdictions outside the Chinese mainland.

The accompanying notes are an integral part of these consolidated financial statements.

X FINANCIAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and principal activities

X Financial (the “Company” or “X Financial”) is an exempted company incorporated with limited liabilities in the Cayman Islands under the laws of the Cayman Islands on January 5, 2015. The Company, its subsidiaries and its variable interest entities (collectively referred to as the “Group”) provides personal finance services in the People’s Republic of China (“PRC”), excluding, for purposes of this annual report, Hong Kong, Macau and Taiwan (“Chinese Mainland”) by connecting borrowers and investors through a proprietary internet platform.

The Group began the operations through Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd. (“Shenzhen Ying Zhong Tong”), which was founded in March 2014 in the Chinese Mainland by Mr. Tang, Chief Executive Officer and Mr. Zhu (the “Founders”) who collectively held more than 50% of the equity holdings.

During the period of 2015 to 2016, the Founders also established a number of special purpose vehicles (“SPVs”) to carry out personal finance business in the Chinese Mainland. At the formation date of each SPV, Shenzhen Ying Zhong Tong entered into a series of contractual agreements with the SPV and its nominal shareholder(s) which include Shareholders’ Voting Rights Proxy Agreements, Exclusive Call Option Agreements, Exclusive Business Cooperation Agreements, and Equity Pledge Agreements, through which Shenzhen Ying Zhong Tong (1) has power to direct the activities that most significantly affects the economic performance of the SPV and (2) can receive the economic benefits of the SPV that could be significant to the SPV. Accordingly, Shenzhen Ying Zhong Tong is the primary beneficiary of the SPVs.

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

X Financial, through its Chinese Mainland subsidiary, Beijing WFOE, entered into a series of contractual arrangements with Shenzhen Xiaoying, Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd. (“Beijing Ying Zhong Tong”) in December 2017 and the shareholders of these entities respectively. Shenzhen Xiaoying, Beijing Ying Zhong Tong and the SPVs are collectively referred to as “VIEs”. The series of contractual agreements included Shareholders’ Voting Rights Proxy Agreements, Spouse Consent Agreement, Exclusive Call Option Agreements, Exclusive Business Cooperation Agreements, and Equity Pledge Agreements. The Group believed that these contractual agreements would enable Beijing WFOE to (1) have power to direct the activities that most significantly affects the economic performance of the new VIEs and (2) receive the economic benefits of the VIEs that could be significant to the new VIEs. Accordingly, the Group is the primary beneficiary of the VIEs through Beijing WFOE.

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

The Group considered the Reorganization as a reorganization of entities under common control. Accordingly, the accompanying financial statements have been prepared using historical cost basis.

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

In September 2018, the Group completed an initial public offering of 11,763,478 American depositary shares (“ADSs”) at an initial offering price of US$9.50 which included the ADSs sold upon the exercise of the over-allotment option granted to the underwriters, representing 23,526,956 Class A ordinary shares. Effective from November 19, 2020, the ratio of ADSs representing the Class A ordinary shares changed from one (1) ADS representing two (2) Class A ordinary shares to one (1) ADS representing six (6) Class A ordinary shares.

On May 31, 2021, Shenzhen Quanbei Microcredit Co., Ltd. (“Quanbei Microcredit”, formerly known as “Shenzhen Xiaoying Microcredit Co., Ltd.”) was incorporated in the Chinese Mainland with online microcredit business operating license by Shenzhen Xiaoying. Shenzhen Xiaoying had completed the capital contributions of RMB1 billion to Quanbei Microcredit in November, 2021.

On May 20, 2022, Tianjin Yuexin Financing Guarantee Co., Ltd. (“Tianjin Yuexin”) was incorporated in the Chinese Mainland with financing guarantee license by Shenzhen Puhui. Shenzhen Puhui had completed the capital contributions of RMB50 million to Tianjin Yuexin in 2022. By the end of December 2023, the registered capital of Tianjin Yuexin was increased to RMB1 billion.

As of December 31, 2025, the Company’s principal subsidiaries, VIEs and subsidiaries of the VIEs are as follows:

			Percentage of
	Date of	Place of	direct ownership or
	incorporation/	incorporation/	indirect
	establishment	establishment	economic interest	Principal activities
Wholly-owned subsidiaries
YZT (HK) Limited	January 14, 2015	Hong Kong	100%	Investment holding
Xiaoying (Beijing) Information Technology Co., Ltd. (“Beijing WFOE”)	October 28, 2015	Beijing	100%	Technology development and service, sale of products
Shenzhen Xiaoying Puhui Technology Co., Ltd. (“Shenzhen Puhui”)	December 6, 2016	Shenzhen	100%	Technology development and service, sale of products
Shenzhen Xiaoying Information Technology Co., Ltd. (“Shenzhen Xiaoying IT”)	November 28, 2016	Shenzhen	100%	Technology development and service, sale of products
Tianjin Yuexin Financing Guarantee Co., Ltd. (“Tianjin Yuexin”)	May 20, 2022	Tianjin	100%	Guarantee services
Dingyue Digital and Information Technology (Shenzhen) Co., Ltd. (“Dingyue”)	November 5, 2021	Shenzhen	100%	Technology development service
VIEs
Shenzhen Xiaoying Technology Co., Ltd. (“Shenzhen Xiaoying”)	October 19, 2016	Shenzhen	100%	Technology development and service, sale of products
Beijing Ying Zhong Tong Rongxun Technology Service Co., Ltd. (“Beijing Ying Zhong Tong”)	March 27, 2015	Beijing	100%	Technology development and service, sale of products
Significant subsidiaries of the VIEs
Shenzhen Ying Zhong Tong Financial Information Service Co., Ltd. (“Shenzhen Ying Zhong Tong”)	March 7, 2014	Shenzhen	100%	Technology development and service, sale of products
Shenzhen Ying Ai Gou Trading Co., Ltd. (“Shenzhen Ying Ai Gou”)	October 25, 2018	Shenzhen	100%	E-commerce services
Shenzhen Quanbei Microcredit Co., Ltd. (“Quanbei Microcredit”)	May 31,2021	Shenzhen	100%	Microcredit services

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

VIE agreements with Shenzhen Xiaoying, Beijing Ying Zhong Tong and their subsidiaries

To comply with PRC laws and regulations which prohibit or restrict foreign control of companies involved in certain restricted businesses, the Company operates its restricted businesses in the Chinese Mainland through Shenzhen Xiaoying, Beijing Ying Zhong Tong and their subsidiaries (collectively “the VIEs”), whose equity interests are held by certain individuals (“Nominee Shareholders”). The Company obtained control over the VIEs by entering into a series of contractual arrangements (“VIE agreements”) with the VIEs and their respective Nominee shareholders through Beijing WFOE. The Company concluded that the VIEs are consolidated VIEs of the Group, of which the Group is the ultimate primary beneficiary, given that the VIE agreements enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. As such, the Company consolidated the financial results of the VIEs in the Group’s consolidated financial statements.

Despite the lack of direct majority ownership, there exists a parent-subsidiary relationship between Beijing WFOE and the VIEs through the aforementioned agreements with the nominee shareholders of the VIEs. The following is a summary of the VIE agreements:

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

Based on these contractual arrangements, the Company consolidates the VIEs in accordance with SEC Regulation S-X Rule 3A-02 and Accounting Standards Codification (“ASC”) topic 810 (“ASC Topic 810”), Consolidation.

Uncertainties in the Chinese Mainland legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of Chinese Mainland laws and regulations, the Chinese Mainland government could:

●	revoke the Group’s business and operating licenses;
●	levy fines on the Group;
●	confiscate any of the Group’s income that they deem to be obtained through illegal operations;

●	shut down the Group’s services;
●	discontinue or restrict the Group’s operations in mainland China;
●	impose conditions or requirements with which the Group may not be able to comply;
●	require the Group to change corporate structure and contractual arrangements;
●	restrict or prohibit the use of the proceeds from overseas offerings to finance the Group’s Chinese Mainland consolidated VIEs’ business and operations;
●	require the Group to delist from the NYSE; and
●	take other regulatory or enforcement actions that could be harmful to the Group’s business.

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

Consolidated Trusts

As part of the Group’s efforts to develop new offerings for investors and institutional funding partners, the Group establishes business relationship with certain trusts which were administered by third-party trust companies. The trusts are set up to invest solely in the loans facilitated by the Group on its platform to provide returns to the beneficiaries of the trusts through interest payments made by the borrowers. The trusts are cooperated with financial institutional cooperators who provide credit insurance/financial guarantee services to protect funding providers against default for both the principal and interest. Both direct model and intermediary model are adopted for these trusts. Under direct model, loans are originated from trusts to borrowers while under intermediary model, the Group typically provides credit to the borrowers through an intermediary first and then transfers the loans to the trusts, which issue beneficial interests to the investors and institutional funding partners. The Group consolidates these trusts as the Group is the primary beneficiary, due to the following reasons: 1) the Group has the power to direct the operating activities of the trusts; 2) the Group absorbs or enjoys the potential residual losses or returns of these trusts. Under intermediary model, the transfer of loans to the Consolidated Trusts are not qualified for sale accounting, thus the trust is consolidated and the loan transfer is considered an intercompany transaction.

For Consolidated Trusts founded from January 1, 2022, the Group elected to apply amortized cost method to the loans (at the date of origination) and liabilities due to investors or institutional funding partners, to improve the understandability and relevance of financial information. That is, the loans are continued to be recorded on the Group’s consolidated balance sheets as loans held for investment under “Loans receivable from Xiaoying Credit Loans and other loans, net”, which is net of allowance of credit loss, and the proceeds received from the investors or institutional funding partners are recorded as trust liabilities under “Payable to investors and institutional funding partners at amortized cost”.

As of December 31,2024 and 2025, certain of the subsidiaries of the Group funded RMB737,200,000 and RMB768,500,000 to loan products facilitated on the Group’s platform through third-party trust companies. The trusts are consolidated by the Group and the underlying loans are recorded on the Group’s consolidated balance sheets as loans held for investment under “Loans receivable from Xiaoying Credit Loans and other loans, net”.

Consolidated Partnerships

The Group also develops the partnership business, where the Group and certain trusts jointly established several limited partnership enterprises, or LPs, to invest solely in the loans facilitated by the Group on its platform to provide returns to partners of the LPs through interest payments made by the borrowers. The Consolidated Partnerships are cooperated with financial institutional cooperators who provide credit insurance/financial guarantee services to protect funding providers against default for both the principal and interest. Intermediary model is adopted for the Consolidated Partnerships, the Group typically provides credit to the borrowers through an intermediary first and then transfers the loans to the LPs. The Group consolidates these LPs as the Group is the primary beneficiary, due to: 1) the Group has the power to direct the operating activities of the LPs; 2) the Group absorbs or enjoys the potential residual losses or returns of these LPs. The transfer of loans to the Consolidated Partnerships are not qualified for sale accounting, thus the LP is consolidated and the loan transfer is considered an intercompany transaction. The Group applies amortized cost to the loans and liabilities to trust partners in its consolidated financial statements. That is, the loans are recorded on the Group’s consolidated balance sheets under “Loans receivable from Xiaoying Credit Loans and other loans, net” and the proceeds received from the trust partners are recorded as LP liabilities under “Payable to investors and institutional funding partners at amortized cost”.

As of December 31, 2024 and 2025,one of the subsidiaries of the Group funded RMB145,742,384 and RMB35,105,859 to loan products facilitated on the Group’s platform through the LPs which are consolidated by the Group and the underlying loans are recorded on the Group’s consolidated balance sheets under “Loans receivable from Xiaoying Credit Loans and other loans, net”.

The following financial statement amounts and balances of the Consolidated Trusts and Partnerships are included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of
	December 31,	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Assets:
Restricted cash	527,457,300	823,346,358	117,736,963
Accounts receivable and contract assets, net	37,373,243	52,994,846	7,578,162
Loans receivable from Xiaoying Credit Loans and other loans, net	2,916,966,912	3,540,930,299	506,346,298
Total assets	3,481,797,455	4,417,271,503	631,661,423
Liabilities:
Payable to investors and institutional funding partners at amortized cost	2,184,085,667	3,054,981,462	436,856,539
Other taxes payable	3,265,159	8,183,816	1,170,270
Accrued expenses and other current liabilities	18,335,260	36,870,429	5,272,401
Total liabilities	2,205,686,086	3,100,035,707	443,299,210

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net revenue	726,005,363	744,531,819	710,088,399	101,541,291
Net income	458,613,718	494,604,464	528,039,683	75,508,670

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net cash provided by operating activities	172,210,364	550,953,578	541,420,132	77,422,048
Net cash (used in) provided by investing activities	(673,734,777)	664,702,231	(623,481,667)	(89,156,693)
Net cash provided by (used in) financing activities	814,841,744	(1,399,955,090)	865,347,569	123,743,057

The assets of the Consolidated Trusts and Partnerships can only be used to settle the obligations of the Consolidated Trusts and Partnerships.

The following financial statement amounts and balances of the VIEs and Consolidated Trusts and Partnerships were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of
	December 31,	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Assets:
Cash and cash equivalents	180,683,740	107,519,437	15,375,075
Restricted cash	532,603,866	823,463,489	117,753,713
Accounts receivable and contract assets, net	74,750,686	108,186,142	15,470,413
Loans receivable from Xiaoying Credit Loans and other loans, net	4,775,126,977	5,263,508,938	752,671,768
Prepaid expenses and other current assets	19,491,239	20,150,470	2,881,479
Deferred tax assets, net	174,395,511	184,952,280	26,447,824
Financial investments	33,428,162	33,908,236	4,848,813
Long-term investments	498,038,310	515,523,849	73,718,930
Property and equipment, net	1,138,186	4,621,210	660,824
Intangible assets, net	27,706,487	27,499,276	3,932,344
Other non-current assets	21,976	3,573,473	511,000
Total assets	6,317,385,140	7,092,906,800	1,014,272,183
Liabilities:
Payable to investors and institutional funding partners at amortized cost	2,184,085,667	3,054,981,462	436,856,539
Short-term borrowings	10,000,000	130,000,000	18,589,753
Accrued payroll and welfare	18,482,497	11,482,779	1,642,016
Other taxes payable	119,683,947	58,251,812	8,329,898
Income taxes payable	174,425,660	169,015,224	24,168,856
Accrued expenses and other current liabilities	94,825,511	163,383,863	23,363,582
Deferred tax liabilities	642,602	1,051,597	150,376
Other non-current liabilities	—	2,252,921	322,163
Total liabilities	2,602,145,884	3,590,419,658	513,423,183

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net revenue	1,500,275,059	1,809,619,313	1,931,618,562	276,217,781
Net income	438,091,276	623,964,980	687,071,274	98,249,886

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net cash provided by operating activities	628,719,431	1,517,583,263	507,365,227	72,552,262
Net cash used in investing activities	(1,251,376,124)	(106,448,449)	(828,175,085)	(118,427,462)
Net cash provided by (used in) financing activities	1,114,841,744	(1,709,955,090)	875,347,569	125,173,038

The VIEs and Consolidated Trusts and Partnerships contributed 31%, 31% and 25% of the Group’s consolidated revenue for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2024 and 2025, the VIEs and Consolidated Trusts and Partnerships accounted for an aggregate of 53% and 48% of the consolidated total assets, and 53% and 53% of the consolidated total liabilities.

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

(c)Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include share-based compensation, allowance for credit losses of accounts receivables and contract assets, deposits to institutional cooperators, loans receivables from Xiaoying Housing Loans and loans receivable from Xiaoying Credit Loans and other loans, allocation of considerations under revenue arrangements with multiple performance obligations, variable considerations of revenue recognition, valuation allowance for deferred tax assets, unrecognized tax benefits, the indefinite reinvestment assertion, fair value of financial guarantee derivatives, contingent guarantee liabilities and financial investments, loans at fair value and payable to investors at fair value, impairment of long-term investments and financial investments.

(d)Revenue recognition

The Group provides services as an online marketplace connecting borrowers and institutional funding partners. Revenue is the transaction price the Group expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Group’s activities and is recorded net of value-added tax (“VAT”). The services to be accounted for include loan facilitation service, post-origination service (e.g., cash processing and collection services) and financial guarantee service.

The major product offered by the Group is Xiaoying Credit Loan, which mainly consists of Xiaoying Card Loan and other unsecured loan products that the Group introduce from time to time.

The Group provides services primarily in two business models. The first business model (“Direct Model”) involves the Group matching borrowers with institutional funding partners who directly funds the credit drawdowns to the borrowers. The Group has determined that it is not the legal lender or borrower in the loan origination and repayment process, but acting as an intermediary to bring the lender and the borrower together. Therefore, the Group does not record the loans receivable or payable arising from the loans facilitated between the institutional funding partners and borrowers on its platform.

The second business model (“Intermediary Model”), only the operations of Consolidated Trusts and Partnerships were under, involves the Group initially providing credit to borrowers through an intermediary and subsequently selling the loans including all of the creditor rights in the loans to external institutional funding partners within a short period of time. The Group cooperates with several microcredit companies who use their own funds to provide credit to borrowers first; these microcredit companies transfer their rights as creditors shortly to SPVs controlled by the Group at the price of the carrying amount of the outstanding loan principal balance and accumulated accrued interest not paid by the borrowers as of the day on which the creditor’s rights are legally transferred to SPVs. The SPVs further transfer their creditor’s rights to Consolidated Trusts and Partnerships in a short period at the price of the carrying amount of the outstanding loan principal balance and the accumulated accrued interest not paid by the borrowers as of the day on which the creditor’s rights are legally transferred. These loans carry the same insurance/ guarantee agreement with external financial institutional cooperators as loans facilitated under the Direct Model, which is attached to the loan and transfers along with the loan. The loans are initially recorded on the consolidated balance sheet as loans receivable from Xiaoying Credit Loans and other loans. Since the Group consolidates such trusts and partnerships under the VIE model (see accounting policy on “Consolidated Trusts” and “Consolidated Partnerships”), loans transferred to Consolidated Trusts and Partnerships do not qualify for sale accounting.

Loans facilitated by the Group typically have a term of less than 1 year. For each loan facilitated either in Direct Model or Intermediary Model, the Group charges a service fee (i) to the borrower indirectly through the Group’s VIEs or subsidiaries, or (ii) to the borrower indirectly through external financing guarantee company, or (iii) to institutional funding partner directly. No application fee is charged to borrowers or institutional funding partners.

For the loans facilitated that the Group collected service fees indirectly through the Group’s VIEs or subsidiaries, when borrowers who have the option of early repayment, they do not have the obligation to pay the remaining monthly service fees, the Group’s right to consideration for the service fees of facilitation service is conditional on whether or not the borrowers repay in advance. At contract inception, the Group determines the consideration based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination.

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

The Group provides guarantee which is directly or indirectly provided through financial institutional cooperators to institutional funding partners on certain loan products via its consolidated entities. If a borrower defaults, the Group makes its best efforts to collect the default loan. The Group directly makes payment to the defaulted principal and interest to institutional funding partners or indirectly makes payment to institutional funding partners through institutional cooperators, and deemed the guarantee as a guarantee service to the institutional funding partners and recognizes a stand-ready obligation for its guarantee exposure in accordance with ASC Topic 460, Guarantees which requires the guarantee to be measured initially at fair value based on the stand-ready obligation.

For certain loan products that the Group facilitate that are repaid in installments by borrowers, borrowers are required to enter into guarantee agreements with the Group while at the same time, the Group entered into a series of arrangements with various financial institutional cooperators and negotiate the upper limit (the “Cap”) of the compensation obligation prospectively with these financial institutional cooperators based on the expected loss rate. The Group received the guarantee fee at a pre-agreed rate from borrowers directly or from financial institutional cooperators indirectly. Upon borrower’s default, financial institutional cooperators reimburse the full loan principal and interest to the institutional funding partner first, and has the right to recourse to both the borrower and the Group. The Group’s contractual obligation is at any time it limited to the Cap which is either the lower of (1) total amount of guarantee fees contractually required to be collected from the borrowers for such loans facilitated during the current period on an aggregated basis, and (2) a certain percentage of the total principal of the loans facilitated stated in an annualized manner, as pre-agreed with financial institutional cooperators (the “Rate”); or the former (1). The contractual guarantee fees in (1) is not influenced by default or early repayment of borrowers. The Group has no obligation or intention to compensate financial institutional cooperators for any losses in excess of the contractual obligation. The Rate will be negotiated prospectively at each quarter between the two parties based on the expected loss rate. The actual loss in excess of the Cap is absorbed by financial institutional cooperators. Financial institutional cooperators ultimately bear substantially all of the credit risk. The Group’s exposure in this arrangement is limited to the default and prepayment risk in relation to the guarantee fee when the Group cannot collect the guarantee fee under the agreement with the borrower on an individual basis but is still obligated to compensate financial institutional cooperators up to the Cap on a pool basis. The Group evaluated the guarantee arrangement pursuant to ASC Topic 815, and concluded that the arrangement meets the definition of a derivative and that it is not eligible for the guarantee scope exception. Therefore, the guarantee is recognized as a derivative liability/asset at fair value and is not accounted for pursuant to ASC Topic 460 or 450. See accounting policy for financial guarantee derivative.

Direct Model

The Group has adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC Topic 606.The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

●	Step 1: Identify the contract (s) with a customer
●	Step 2: Identify the performance obligations in the contract
●	Step 3: Determine the transaction price
●	Step 4: Allocate the transaction price to the performance obligations in the contract
●	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Group determines its customers to be both the borrowers and the institutional funding partners. The Group considers the loan facilitation service and post-origination service as two separate performance obligations under ASC Topic 606, as these two deliverables are distinct in that customers can benefit from each service on its own and the Group’s promises to deliver the services are separately identifiable from each other in the contract. While the post-origination service is within the scope of ASC Topic 860, the ASC Topic 606 revenue recognition model is applied due to the lack of definitive guidance in ASC Topic 860.

The Group determines the total transaction price to be the service fees chargeable to the borrowers indirectly through the Group’s VIEs or subsidiaries, or external financing guarantee companies or to certain institutional funding partners directly, including the guarantee fees charged by the Group under the separate guarantee agreement with the borrowers for certain type of Xiaoying Card Loans. The transaction price for loan facilitation and post-origination services includes variable consideration adjusted for default risk and prepayment risk of the borrowers. The Group estimates variable consideration for these contracts using the expected value methodology, including models to estimate the loss rates, the prepayment rates, and the weighted macroeconomic forecast, which are based on past events, current conditions, and reasonable and supportable forecasts over the life of the loans. The expected value of the consideration is the product of multiplying the loan principal and the pre-agreed service fee rates, adjusted for the loss rates and the prepayment rates. The loss rates are calculated using vintage-based loss rate model, adjusted for a weighted macroeconomic forecast. The models consider the historical loss experience period for the vintage-based loss rates, the historical prepayment experience period for the prepayment rates and the weighting of multiple macroeconomic forecast scenarios over the life of the loans and selected economic variables, including gross domestic product (GDP), unemployment rate, consumer price index (CPI) and other macro-economic variables. The transaction price is allocated amongst the financial guarantee service, if any, and two performance obligations.

The Group first allocates the transaction price to the financial guarantee, if any, that is recognized in accordance with either (1) ASC Topic 460, Guarantees which requires the guarantee to be measured initially at fair value based on the stand-ready obligation or (2) ASC Topic 815, which requires the guarantee to be measured initially and subsequently at fair value. Then the remaining considerations are allocated to the loan facilitation services and post-origination services using their relative standalone selling prices consistent with the guidance in ASC Topic 606. The Group does not have observable standalone selling price information for the loan facilitation services or post-origination services because it does not provide loan facilitation services or post-origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Group. As a result, the estimation of standalone selling price involves significant judgment. The Group uses an expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post origination services as the basis of revenue allocation. In estimating its standalone selling price for the loan facilitation services and post-origination services, the Group considers the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on the Group’s services, and other market factors.

For each type of service, the Group recognizes revenue when (or as) the entity satisfies the service/performance obligation by transferring a promised good or service (that is, an asset) to a customer. Revenues from loan facilitation are recognized at the time a loan is originated between the borrower and the institutional funding partner and the principal loan balance is transferred to the borrower, at which time the facilitation service is completed. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are provided. The collection of service fees is not conditional on the provision of subsequent post-origination services.

Intermediary Model—Trust Model

The transfer of loans to institutional funding partners under the Intermediary Model often involves transferring the loans to a trust formed and operated by unrelated third-party trust companies. The Group consolidates such trusts under the VIE model (see accounting policy on “Consolidated Trusts”). Loans transferred to Consolidated Trusts do not qualify for sale accounting as the transfer is to a consolidated subsidiary.

The Group recognizes revenue under “Financing income” for the service fees and interests charged to the borrowers over the lifetime of the loans using effective interest method.

Intermediary Model—Partnership Model

The transfer of loans to institutional funding partners under the Intermediary Model involves transferring the loans to a limited partnership enterprise, or LP, formed and operated by unrelated third-party trust companies and the Group. The Group consolidates such partnerships under the VIE model (see accounting policy on “Consolidated Partnerships”). The loans are recorded as “Loans receivable from Xiaoying Credit Loans and other loans, net” in the consolidated balance sheets, and the Group elects to measure these loans at amortized cost at the time of origination. The Group recognizes revenue under “Financing income” for the service fees and interests charged to the borrowers over the lifetime of the loans using effective interest method.

Disaggregation of revenues

All of the Group’s revenue for the years ended December 31, 2023, 2024 and 2025 were generated from the Chinese Mainland. As the remaining duration of the Group’s performance obligations of the contracts is one year or less, the Group elects to apply the exemption of disclosing the aggregate amount of transaction price allocated to the performance obligations at the end of December 31, 2023, 2024 and 2025, The following table illustrates the disaggregation of revenue by product the Group offered in 2023, 2024 and 2025:

	Loan
	facilitation	Post-origination	Financing	Guarantee	Other
	service	service	income	income	revenue	Total
2023	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Major products
Xiaoying Credit Loan	2,740,974,233	596,581,987	1,133,314,422	24,496,658	30,861,036	4,526,228,336
Xiaoying Housing Loan	—	—	—	—	1,601,289	1,601,289
Other loans	—	—	4,022,032	—	—	4,022,032
Other service(1)	—	—	—	—	283,032,373	283,032,373
Total	2,740,974,233	596,581,987	1,137,336,454	24,496,658	315,494,698	4,814,884,030

	Loan
	facilitation	Post-origination	Financing	Guarantee	Other
	service	service	income	income	revenue	Total
2024	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Major products
Xiaoying Credit Loan	3,102,344,942	759,538,640	1,372,004,085	201,715,792	38,228,810	5,473,832,269
Other service(1)	—	—	—	—	397,949,477	397,949,477
Total	3,102,344,942	759,538,640	1,372,004,085	201,715,792	436,178,287	5,871,781,746

	Loan
	facilitation	Post-origination	Financing	Guarantee	Other
	service	service	income	income	revenue	Total
2025	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Major products
Xiaoying Credit Loan	3,843,004,896	1,074,453,821	1,396,975,778	636,572,154	29,980,782	6,980,987,431
Other services(1)	—	—	—	—	658,437,000	658,437,000
Total	3,843,004,896	1,074,453,821	1,396,975,778	636,572,154	688,417,782	7,639,424,431

	Loan
	facilitation	Post-origination	Financing	Guarantee	Other
	service	service	income	income	revenue	Total
2025	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Major products
Xiaoying Credit Loan	549,542,391	153,644,853	199,764,879	91,028,607	4,287,195	998,267,925
Other services(1)	—	—	—	—	94,155,239	94,155,239
Total	549,542,391	153,644,853	199,764,879	91,028,607	98,442,434	1,092,423,164
(1)	Primarily consists of referral service fees for introducing borrowers to other platforms, commissions for insurance brokerage activity and technology service fees for providing assistant technology development services.

Contract balances

The Group did not enter into contracts with customers that were greater than one year for substantially all products in the years ended December 31, 2023, 2024 and 2025. For the loans facilitated with borrowers who have the option of early repayment, they do not have the obligation to pay the remaining monthly service fees, the Group’s right to consideration for the service fees of facilitation service is conditional on whether or not the borrowers repay in advance. In these instances, the Group records a corresponding contract asset when recognizing revenue from loan facilitation service. The contract asset will not be reclassified to a receivable given that the right to invoice and the payment is due by the end of the credit periods. Revenue for these loan products is recognized when the collection of consideration becomes probable.

Remaining unsatisfied performance obligations as of December 31, 2023, 2024 and 2025 pertained to post-origination service in the amount of RMB287,607,599, RMB420,361,656 and RMB282,860,275 (US$40,448,481), respectively. All remaining unsatisfied performance obligations are to be recognized as revenue in the subsequent year.

Financing income

Financing income consists primarily of the financing fees the Group charges for the loans facilitated through the Consolidated Trusts and Consolidated Partnerships, including interest income and service fees generated from providing loan facilitation and post-origination services to the investors and institutional funding partners of the Consolidated Trusts and Consolidated Partnerships, and are recorded as revenue over the life of the underlying financing using the effective interest method.

Financing income also includes financing fees, including interest income and service fee, from loans receivables from Xiaoying Credit Loans and other loans that have not yet been transferred to external investors or institutional funding partners or have been transferred but such transaction does not qualify for sale accounting under the Intermediary Model.

Financing income also includes interest income generated from providing loans by the Group’s own fund from microcredit business, and are recorded as revenue over the life of the underlying financing using the effective interest method. When the collection of interest is no longer reasonably assured, the Group does not record financing income on accrual basis.

Other revenue

Other revenue primarily includes referral service fees for introducing borrowers to other platforms, commissions for insurance brokerage activity and technology service fees for providing assistant technology development services. The referral service fees for introducing borrowers to other platforms are recognized when the obligation is fulfilled and is confirmed by the other platforms. For insurance brokerage activities, the Group acts as an agent and recognizes revenue on a net basis, only to the extent that a significant reversal is not probable. The technology service fees are recognized when the assistant technology development services to third parties provided.

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

(f)Foreign currency translation

The functional currency of X Financial is in US dollars (“US$”). The functional currency of the Group’s subsidiaries and VIEs in the Chinese Mainland is Renminbi (“RMB”). The determination of the respective functional currency is based on the criteria stated in ASC Topic 830, Foreign Currency Matters. The Group also uses RMB as its reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. Translation gains and losses are recognized in the consolidated statements of comprehensive income.

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

(g)Guarantee liabilities

The Group offers guarantee service which is directly provided to or indirectly provided through financial institutional cooperators to investors or institutional funding partners. If a borrower defaults, the Group makes its best efforts to collect the default loan. The Group directly or indirectly makes payment to the defaulted principal and interest to investors or institutional funding partners.

In 2017, the Group revised the arrangement with the financial institutional cooperator and the Group no longer records any guarantee liabilities in accordance with ASC Topic 460, but records financial guarantee derivatives in accordance with ASC Topic 815. See accounting policy of revenue recognition and financial guarantee derivatives.

During 2023, the Group started the financing guarantee business through one of the subsidiaries of the Group that holds the financing guarantee license and built a new business model that collaborates with external financing guarantee companies to provide joint guarantee services, on a pro-rata basis, to institutional funding partners. Under this business model, the Group has the contractual obligation to pay the defaulted principal and interest to institutional funding partners and no obligation to pay to the external financing guarantee company. The Group recognizes a stand-ready obligation for its guarantee exposure in accordance with ASC Topic 460, Guarantees, which requires the guarantee to be measured initially at fair value based on the stand-ready obligation.

Guarantee service

At inception of the guarantee, the Group recognize both a stand-ready guarantee liability as deferred guarantee income under ASC Topic 460 with an associated financial assets receivable, and a contingent guarantee liability for off-balance sheet credit exposures under Current expected credit loss (“CECL”) model. At initial recognition, deferred guarantee income is recorded at the fair value of the guarantee contract. The Group applies practical expedient and measures its guarantee service at inception at fair value equal to the total amount of guarantee service fees contractually required to be collected, since the guarantee contract is independently issued in a standalone arm’s-length transaction with an unrelated party. Subsequent to initial recognition, deferred guarantee income is released systematically as “Guarantee income” in the consolidated statement of comprehensive income when the Group is released from the underlying risk. Contingent guarantee liability represents the guarantee obligations in the event of default related to the guarantee contract that are determined in accordance with ASC Topic 326, which are initially recorded separately from and in addition to deferred guarantee income at the amount equal to the expected lifetime credit losses of the underlying loans covered by the guarantee service. The expected credit losses are calculated using vintage-based loss rate and macroeconomic forecast scenario models, and is the product of multiplying the estimates of vintage-based loss rates and the individual level exposure at default on an undiscounted basis, adjusted for a weighted macroeconomic forecast. The models consider the historical loss experience period for the vintage-based loss rates, the historical prepayment experience period for the prepayment rates and the weighted multiple macroeconomic forecast scenarios over the life of the loans and selected economic variables, including gross domestic product (GDP), unemployment rate, consumer price index (CPI) and other macroeconomic variables. The contingent guarantee liabilities are determined on a collective basis and loans share similar risk characteristics and includes both quantitative and qualitative components, and adjusted each period for changes in expected lifetime credit losses. The initial recognition and adjustments made to contingent guarantee liabilities are recorded as “provision for contingent guarantee liabilities” in the consolidated statement of comprehensive income.

(h)Financial guarantee derivatives

The Group entered into a series of arrangements with various financial institutional cooperators for certain guarantee services. The agreements entitle the Group a right to receive guarantee fees and require the Group to make payment, up to a pre-agreed cap, to reimburse financial institutional cooperators for a pre-determined portion of borrower payment defaults and the guarantee fee amount that was not collected due to prepayments. The ‘dual-triggered’ financial guarantee is accounted for as a derivative under ASC Topic 815 because the financial guarantee scope exemption outlined in ASC 815-10-15-58 is not met.

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

(j)Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash on hand and cash in bank which are highly liquid and insignificant risk of changes in value. As of December 31, 2024 and 2025, cash equivalents were comprised of term deposits in banks. All cash and cash equivalents are unrestricted as to withdrawal and use.

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

Restricted cash also includes cash security deposits set aside in bank accounts, and cash deposited with banks as collateral for borrowings from the respective banks. Restrictions on the use of such cash and the interest earned thereon are imposed by the banks and remains effective throughout the respective terms of the borrowings. See Note 8.

Tianjin Yuexin entered into deposit arrangements with institutional funding partners to pay deposits as per agreements. The Group establishes an allowance for credit losses based on the credit risk of institutional funding partners determined by external credit ratings and adjusted for a weighted macroeconomic forecast.

(l)Accounts receivable and contract assets, net

Accounts receivable and contract assets consist of accounts receivable and contract assets from the facilitation and post-origination service in relation to loans facilitated, from financing income generated from Consolidated Trusts and Partnerships and Quanbei Microcredit, from guarantee income generated from financing guarantee business, and from other revenue which mainly including referral service fees and insurance brokerage commissions. Contract assets represent the Group’s right to consideration in exchange for facilitation services that the Group has delivered to the customer before payment is due. The Group only recognizes accounts receivable and contract assets to the extent that the Group believes it is probable that they will collect substantially all of the consideration to which it will be entitled in exchange for the services delivered to the customer before the payment is due by the end of the credit periods. The general life time of accounts receivable and contract assets lasts no more than 12 months.

Accounts receivable and contract assets is stated at the historical carrying amount net of write-offs and allowance for credit losses. The Group establishes an allowance for credit losses in accordance with ASC Topic 326 based on estimates, historical experience of net loss rates, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors surrounding the credit risk of customers. The profile of the borrowers is similar under each product therefore the Group applies a consistent credit risk management framework to the entire portfolio of borrowers under each product. The Group also constantly monitors the financial condition and evaluates the credit quality of certain institutional funding partners and external financing guarantee companies from which the Group’s service fees are collected directly or indirectly. For individual counterparty where there is an observable indicator of loss, an individually evaluated allowance for credit losses is provided. The Group evaluates and adjusts its allowance for credit losses for accounts receivable and contract assets on a quarterly basis or more often as necessary. Uncollectible accounts receivable or contract assets are charged off when a settlement is reached for an amount that is less than the outstanding historical balance or when accounts receivable or contract assets are deemed uncollectible.

The following table presents the accounts receivable and contract assets from facilitation, post-origination, financing income, guarantee income and other revenue as of December 31, 2024 and 2025, respectively:

	Accounts	Accounts
	receivable	receivable	Accounts	Accounts	Accounts	Allowance for
	and contract	and contract	receivable	receivable	receivable	credit losses
	assets from	assets from	and contract	and contract	and contract	for accounts
	facilitation	post-origination	assets from	assets from	assets from	receivable and
As of December 31, 2024	services	services	financing income	guarantee income	other revenue	contract assets	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Accounts receivable:
Xiaoying Credit Loan	287,995,740	33,776,512	75,514,367	145,561,816	—	(17,866,589)	524,981,846
Other service	—	—	—	—	58,991,579	(125,514)	58,866,065
Contract assets:
Xiaoying Credit Loan	1,264,077,497	148,259,098	459,631	39,086,515	—	(6,180,181)	1,445,702,560
Total	1,552,073,237	182,035,610	75,973,998	184,648,331	58,991,579	(24,172,284)	2,029,550,471

	Accounts	Accounts
	receivable	receivable	Accounts	Accounts	Accounts	Allowance for
	and contract	and contract	receivable	receivable	receivable	credit losses
	assets from	assets from	and contract	and contract	and contract	for accounts
	facilitation	post-origination	assets from	assets from	assets from	receivable and
As of December 31, 2025	services	services	financing income	guarantee income	other revenue	contract assets	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Accounts receivable:
Xiaoying Credit Loan	1,020,377,108	144,057,260	82,869,705	320,487,016	—	(76,482,721)	1,491,308,368
Other service	—	—	—	—	103,525,367	(330,107)	103,195,260
Contract assets:
Xiaoying Credit Loan	1,244,771,082	176,147,633	—	246,117,442	—	(115,564,104)	1,551,472,053
Total	2,265,148,190	320,204,893	82,869,705	566,604,458	103,525,367	(192,376,932)	3,145,975,681

	Accounts	Accounts
	receivable	receivable	Accounts	Accounts	Accounts	Allowance for
	and contract	and contract	receivable	receivable	receivable	credit losses
	assets from	assets from	and contract	and contract	and contract	for accounts
	facilitation	post-origination	assets from	assets from	assets from	receivable and
As of December 31, 2025	services	services	financing income	guarantee income	other revenue	contract assets	Total
	US$	US$	US$	US$	US$	US$	US$
Accounts receivable:
Xiaoying Credit Loan	145,911,985	20,599,914	11,850,210	45,829,034	—	(10,936,883)	213,254,260
Other service	—	—	—	—	14,803,931	(47,205)	14,756,726
Contract assets:
Xiaoying Credit Loan	177,999,897	25,188,777	—	35,194,326	—	(16,525,447)	221,857,553
Total	323,911,882	45,788,691	11,850,210	81,023,360	14,803,931	(27,509,535)	449,868,539

The following tables present the aging of accounts receivable as of December 31, 2024 and 2025 respectively. For accounts receivable to be collected from borrowers, the Group charges off accounts receivable overdue more than 60 days. For accounts receivable to be collected indirectly through external financing guarantee company or directly from institutional funding partner, the Group charges off accounts receivable when accounts receivable are deemed uncollectible.

As of December 31, 2024		Past due	Past due	Past due
Aging	Current	1 - 30 days	30 - 60 days	over 60 days	Total
	RMB	RMB	RMB	RMB	RMB
Accounts receivables
Xiaoying Credit Loan	534,221,386	6,046,352	2,580,697	—	542,848,435
Other service	38,166,429	20,825,150	—	—	58,991,579
Total	572,387,815	26,871,502	2,580,697	—	601,840,014

As of December 31, 2025		Past due	Past due	Past due
Aging	Current	1 - 30 days	30 - 60 days	over 60 days	Total
	RMB	RMB	RMB	RMB	RMB
Accounts receivables
Xiaoying Credit Loan	1,538,110,113	9,235,273	12,776,048	7,669,655	1,567,791,089
Other service	80,841,200	12,286,586	4,649,276	5,748,305	103,525,367
Total	1,618,951,313	21,521,859	17,425,324	13,417,960	1,671,316,456

As of December 31, 2025		Past due	Past due	Past due
Aging	Current	1 - 30 days	30 - 60 days	over 60 days	Total
	US$	US$	US$	US$	US$
Accounts receivables
Xiaoying Credit Loan	219,946,820	1,320,626	1,826,951	1,096,746	224,191,143
Other service	11,560,138	1,756,958	664,838	821,997	14,803,931
Total	231,506,958	3,077,584	2,491,789	1,918,743	238,995,074

The following tables present the movement of allowance for credit losses for accounts receivables and contract assets as of December 31, 2023, 2024 and 2025:

		Provision for (Reversal of)
		accounts receivable	Charge-off for
	As of	and contract assets	accounts	As of
	January 1,	(net of recovery)	receivable and	December 31,
	2023	(1)	contract assets	2023
	RMB	RMB	RMB	RMB
Accounts receivable:
Xiaoying Credit Loan	15,353,343	13,063,863	(24,406,436)	4,010,770
Other loans	39,132	409,477	(435,854)	12,755
Other service	—	1,757,267	—	1,757,267
Contract assets
Xiaoying Credit Loan	6,480,105	(2,994,278)	—	3,485,827
Other loans	2,586	(2,586)	—	—
Total	21,875,166	12,233,743	(24,842,290)	9,266,619

		Provision for (Reversal of)
		accounts receivable	Charge-off for
	As of	and contract assets	accounts	As of
	January 1,	(net of recovery)	receivable and	December 31,
	2024	(1)	contract assets	2024
	RMB	RMB	RMB	RMB
Accounts receivable:
Xiaoying Credit Loan	4,010,770	34,674,923	(20,819,104)	17,866,589
Other loans	12,755	(5,391)	(7,364)	—
Other service	1,757,267	(1,631,753)	—	125,514
Contract assets
Xiaoying Credit Loan	3,485,827	2,694,354	—	6,180,181
Total	9,266,619	35,732,133	(20,826,468)	24,172,284

		Provision for
		accounts receivable	Charge-off for
	As of	and contract assets	accounts	As of
	January 1,	(net of recovery)	receivable and	December 31,
	2025	(1)	contract assets	2025
	RMB	RMB	RMB	RMB
Accounts receivable:
Xiaoying Credit Loan	17,866,589	133,130,736	(74,514,604)	76,482,721
Other service	125,514	204,593	—	330,107
Contract assets
Xiaoying Credit Loan	6,180,181	109,383,923	—	115,564,104
Total	24,172,284	242,719,252	(74,514,604)	192,376,932

		Provision for
		accounts receivable	Charge-off for
	As of	and contract assets	accounts	As of
	January 1,	(net of recovery)	receivable and	December 31,
	2025	(1)	contract assets	2025
	US$	US$	US$	US$
Accounts receivable:
Xiaoying Credit Loan	2,554,888	19,037,442	(10,655,447)	10,936,883
Other service	17,949	29,256	—	47,205
Contract assets
Xiaoying Credit Loan	883,754	15,641,693	—	16,525,447
Total	3,456,591	34,708,391	(10,655,447)	27,509,535
(1)The recoveries of charge-off of accounts receivables and contract assets amounted to RMB244,196, RMB876,116 and RMB1,674,306 (US$239,423) during the years ended December 31, 2023, 2024 and 2025, respectively.

During the year ended December 31, 2025, the gross charge-off recorded in the accounts receivables and contract assets amounted to RMB11,940,878 (US$1,707,523), RMB25,684,320 (US$3,672,809) and RMB38,563,712 (US$5,514,537), which originated from loans facilitated in 2023 and before, 2024 and 2025, respectively.

(m)Loans receivables from Xiaoying Credit Loans and other loans, net

Loans receivables represent loans facilitated through the Consolidated Trusts and Partnerships and loans provided by Quanbei Microcredit, which consist of Xiaoying Credit Loans, Xiaoying Revolving Loans which ceased to be facilitated as of 2020, and other miscellaneous loans that the Group facilitated and originated during the years. Loans receivables from Xiaoying Credit Loans and other loans are stated at the historical carrying amount net of write-offs and allowance for credit losses. The Group establishes an allowance for credit losses in accordance with ASC Topic 326 based on estimates, historical experience of net vintage-based loss rates, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors surrounding the credit risk of borrowers. The profile of the borrowers is similar under each product therefore the Group applies a consistent credit risk management framework to the entire portfolio of borrowers under each product. The Group evaluates and adjusts its allowance for credit losses for loans receivables on a quarterly basis or more often as necessary. Uncollectible loans receivables are charged off when a settlement is reached for an amount that is less than the outstanding balance or when loans receivables are deemed uncollectible.

As of December 31, 2024 and 2025, loans receivables from Xiaoying Credit Loans and other loans amounted to RMB4,828,316,995 and RMB5,298,631,388 (US$757,694,211) respectively. The general life time of loans receivables from Xiaoying Credit Loans and other loans lasts no more than 12 months.

The Group excluded the accrued interest receivable balance, net of allowance for credit loss, from the disclosed amortized cost basis, amounting to RMB71,667,521 and RMB79,152,472 (US$11,318,653) as of December 31, 2024 and 2025. The accrued interest receivables were recorded in accounts receivable and contract assets from financing income in the consolidated balance sheet. In 2024 and 2025, the Group charges off loan receivables from Xiaoying Credit Loans and other loans overdue more than 60 days.

The following table presents the loans receivable from Xiaoying Credit Loans and other loans originated or facilitated through the Consolidated Trusts and Partnerships and retained by the Group as of December 31, 2024 and 2025, respectively:

	Loans receivables
	from Xiaoying
	Credit Loans and	Allowance for
As of December 31, 2024	other loans	credit losses	Total
	RMB	RMB	RMB
Xiaoying Credit Loan	5,004,137,624	(175,820,629)	4,828,316,995
Total	5,004,137,624	(175,820,629)	4,828,316,995

	Loans receivables
	from Xiaoying
	Credit Loans and	Allowance for
As of December 31, 2025	other loans	credit losses	Total
	RMB	RMB	RMB
Xiaoying Credit Loan	5,534,864,653	(236,233,265)	5,298,631,388
Total	5,534,864,653	(236,233,265)	5,298,631,388

	Loans receivables
	from Xiaoying
	Credit Loans and	Allowance for
As of December 31, 2025	other loans	credit losses	Total
	US$	US$	US$
Xiaoying Credit Loan	791,475,119	(33,780,908)	757,694,211
Total	791,475,119	(33,780,908)	757,694,211

The following tables present the movement of provision for loans receivable from Xiaoying Credit Loans and other loans as of December 31, 2023, 2024 and 2025, respectively:

		Provision for
		(Reversal of)
		loans receivable
		from Xiaoying Credit
		Loans and
	As of December 31,	other loans (net of		As of December 31,
	2022	recovery) (1)	Charge-off	2023
	RMB	RMB	RMB	RMB
Xiaoying Credit Loans	103,630,827	234,237,584	(149,149,536)	188,718,875
Xiaoying Revolving Loans	—	(2,737,290)	2,737,290	—
Other loans	2,848,327	1,849,982	(4,697,735)	574
Total	106,479,154	233,350,276	(151,109,981)	188,719,449

		Provision for
		(Reversal of)
		loans receivable
		from Xiaoying Credit
		Loans and
	As of December 31,	other loans (net of		As of December 31,
	2023	recovery) (1)	Charge-off	2024
	RMB	RMB	RMB	RMB
Xiaoying Credit Loans	188,718,875	226,865,598	(239,763,844)	175,820,629
Xiaoying Revolving Loans	—	(900,606)	900,606	—
Other loans	574	(149,665)	149,091	—
Total	188,719,449	225,815,327	(238,714,147)	175,820,629

		Provision for
		(Reversal of)
		loans receivable
		from Xiaoying Credit
		Loans and
	As of December 31,	other loans (net of		As of December 31,
	2024	recovery) (1)	Charge-off	2025
	RMB	RMB	RMB	RMB
Xiaoying Credit Loans	175,820,629	340,274,053	(279,861,417)	236,233,265
Other loans	—	(56,895)	56,895	—
Total	175,820,629	340,217,158	(279,804,522)	236,233,265

		Provision for
		(Reversal of)
		loans receivable
		from Xiaoying Credit
		Loans and
	As of December 31,	other loans (net of		As of December 31,
	2024	recovery) (1)	Charge-off	2025
	US$	US$	US$	US$
Xiaoying Credit Loans	25,142,016	48,658,542	(40,019,650)	33,780,908
Other loans	—	(8,135)	8,135	—
Total	25,142,016	48,650,407	(40,011,515)	33,780,908
(1)The recoveries of charge-off of loans receivables from Xiaoying Credit Loans and other loans amounted to RMB13,488,360, RMB9,251,001 and RMB27,672,522 (US$3,957,118) during the years ended December 31, 2023, 2024 and 2025, respectively.

During the year ended December 31, 2025, the gross charge-off recorded in the loans receivables from Xiaoying Credit Loans and other loans amounted to RMB123,023,655 (US$17,592,149) and RMB184,453,389 (US$26,376,484) which originated from loans provided by Quanbei Microcredit in 2024 and 2025, respectively.

The following table presents the aging, which is the primary credit quality indicator, of loans receivable from Xiaoying Credit Loans and other loans as of December 31, 2024 and 2025, presented by year of origination respectively:

As of December 31, 2024		Past due	Past due
Aging	Current	1 - 30 days	30 - 60 days	Total
	RMB	RMB	RMB	RMB
Loan originated or facilitated in 2023
Xiaoying Credit Loans	306,140	443,897	646,547	1,396,584
Loan originated or facilitated in 2024
Xiaoying Credit Loans	4,927,629,181	47,724,414	27,387,445	5,002,741,040
Total	4,927,935,321	48,168,311	28,033,992	5,004,137,624

As of December 31, 2025		Past due	Past due
Aging	Current	1 - 30 days	30 - 60 days	Total
	RMB	RMB	RMB	RMB
Loan originated or facilitated in 2024
Xiaoying Credit Loans	3,035,546	511,986	1,062,251	4,609,783
Loan originated or facilitated in 2025
Xiaoying Credit Loans	5,436,846,542	53,967,421	39,440,907	5,530,254,870
Total	5,439,882,088	54,479,407	40,503,158	5,534,864,653

As of December 31, 2025		Past due	Past due
Aging	Current	1 - 30 days	30 - 60 days	Total
	US$	US$	US$	US$
Loan originated or facilitated in 2024
Xiaoying Credit Loans	434,077	73,213	151,900	659,190
Loan originated or facilitated in 2025
Xiaoying Credit Loans	777,458,715	7,717,239	5,639,975	790,815,929
Total	777,892,792	7,790,452	5,791,875	791,475,119

(n)Financial investments

The Group held investment in several Venture Capital funds (“VC funds”). These investments were held in the form of limited partnership or zero-coupon convertible note.

For partnership investments, the Group uses equity method to account for these investments under ASC Topic 323. These investments are initially recorded at cost and subsequently adjusted for the proportionate share of income or loss, impairment as well as contributions made or distributions received. The group elects cumulative earnings approach for classifying the distributions received from equity method investments.

In the case that virtually no influence was exerted by the Group in the partnership agreement, fair value measurement is applied under ASC Topic 321. When readily determinable fair value is not available, the Group has elected to measure them alternatively at cost minus impairment, plus or minus observable price changes from orderly transactions of identical or similar investments of the same issuer.

For the investment in the legal form of zero-coupon convertible note, it is in substance a prepaid forward contract that entitles the Group to obtain shares of the VC fund in the future, and because no readily determinable fair value is available, the Group has elected to measure the investment at cost minus impairment, plus or minus observable price changes from orderly transactions of identical or similar investments of the same issuer under ASC Topic 321.

The Group reviews VC funds investment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is measured based on the excess of the carrying amount of an investment over its estimated fair value.

The Group maintains an investment portfolio comprising various financial instruments, including U.S. Treasury securities with original maturities exceeding three months, wealth management products with no fixed term, term deposits, and fund-linked notes. Pursuant to ASC Topic 320, these investments are classified as trading, available-for-sale, or held-to-maturity securities. Investments with original maturities greater than three months but less than twelve months, or those that are expected to be realized in cash within the next twelve months are classified as short-term investments; otherwise, they are classified as long-term investments. As at December 31, 2024 and 2025, all such financial instruments were classified as short-term investments. Debt securities are classified as held-to-maturity when management has the positive intent and ability to hold them to maturity. Securities to be held for indefinite periods of time and not intended to be held-to-maturity are classified as available-for-sale debt securities. Debt securities are classified as trading securities if they are acquired principally for the purpose of selling them in the near term with the objective of generating profits on short-term differences in price. Any remaining debt investments that do not meet the definition of a security are classified as other debt investments and are accounted for at amortized cost.

The Group accounts for available-for-sale debt securities in accordance with ASC Topic 320. These securities are reported at fair value, with unrealized gains and losses, net of tax, recorded in other comprehensive income. The carrying value of available-for-sale debt securities is adjusted for amortization of premiums and accretion of discounts to maturity using the effective interest method. Such amortization, along with realized gains is included in “Interest income” in consolidated statements of comprehensive income.

The Group’s trading securities are stated at fair value. Realized and unrealized gains and losses on trading securities, representing the changes in fair value, are presented in “Interest income” or “Interest expenses” in consolidated statements of comprehensive income. Other debt investments include term deposits with maturities within one year, which are accounted for at amortized cost. Interest income on these term deposits is recognized on an accrual basis and presented in “Interest income” in the consolidated statements of comprehensive income.

The Group evaluates these investments for credit losses under ASC Topic 326, and an allowance for credit losses is recognized when the carrying amount exceeds the amount expected to be collected.

(o)Deposits to institutional cooperators, net

Starting from November 2019, the Group entered into a series of deposit arrangements with institutional funding partners or financing institutional cooperators, such as insurance company and financing guarantee company. The Group is required to pay deposits to those institutional funding partners or financial institutional cooperators monthly or in accordance with an agreed payment schedule. The amount of deposit is separately agreed with each institutional funding partner or institutional cooperator, usually calculated by multiplying the outstanding loan balance on the reconciliation date by an agreed percent rate (“the standard amount “). The agreed percent rate may be adjusted from time to time. If the balance of the deposits exceeds the standard amount or supplementary payment of deposit is needed, the institutional funding partners or financial institutional cooperators shall refund the excess to the Group or the Group shall make supplementary payment of deposit in accordance with an agreed payment schedule. Deposits to institutional cooperators is stated at the historical carrying amount net of write-offs and allowance for credit losses. The Group establishes an allowance for credit losses based on estimates, the current and expected probability of default, the outstanding loan balances, the forecasted loan facilitation amounts and the credit risk of institutional funding partners or institutional cooperators. The Group evaluates and adjusts its allowance for credit losses for deposits to institutional cooperators on a quarterly basis or more often as necessary. Deposits to institutional cooperators are charged off when deposits are deemed uncollectible. Deposits to institutional cooperators are recorded as current assets because the term of the underlying loan assets was 12 months or less. As of December 31, 2024 and 2025, all deposits are refundable.

(p)Property and equipment, net

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

(q)Intangible assets

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

(r)Impairment of long-lived assets

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

(s)Long-term investments

The Group accounts for long-term investments using equity method of accounting where the Group has the ability to exercise significant influence over investments. As part of this evaluation, the Group considers the participating and protective rights in the investments as well as its legal form. The Group records the investments at cost and subsequently adjusts the carrying amount each period for share of the earnings or losses of the investee and other adjustments required by the equity method of accounting. Dividends received from the equity method investments are recorded as reductions in the cost of investments. The Group elects cumulative earnings approach for classifying the distributions received from equity method investments.

Long-term investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Group reviews several factors to determine whether a loss is other-than-temporary which include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

(t)Employee defined contribution plan

Full time employees of the Group in the Chinese Mainland participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese regulations require that the Group make contributions to the government for these benefits based on certain percentage of the employee’s salaries. The Group has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred were RMB47,040,770, RMB53,796,095 and RMB66,218,527 (US$9,469,123) for the years ended December 31, 2023, 2024 and 2025, respectively.

(u)Advertising cost

Advertising costs are expensed as incurred in accordance with ASC 720-35 Other Expense—Advertising costs. Advertising costs were RMB8,105,126, RMB8,563,551 and RMB10,518,390 (US$1,504,110) for the years ended December 31, 2023, 2024 and 2025, respectively. Advertising costs are included in borrower acquisitions and marketing expense in the consolidated statements of comprehensive income.

(v)Origination and servicing expense

Origination and servicing expense consists primarily of variable expenses and vendor costs, including labor costs, costs related to credit assessment, payment processing services, fees paid to third party collection agencies, as well as interest expense paid to investors and institutional funding partners of the Consolidated Trusts and Partnerships.

(w)Income taxes

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

(x)Value added taxes (“VAT”)

The Group is subject to VAT at the rate of 6% and 13% given that they are classified as general tax payers and at the rate of 3% as certain Consolidated Trusts and Partnerships of the Group are classified as small-scale tax payers. VAT is reported as a deduction to revenue when incurred and amounted to RMB301,613,913, RMB401,550,251, and RMB568,723,190 (US$81,326,335) for the years ended December 31, 2023, 2024 and 2025, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expense and other liabilities on the consolidated balance sheets.

(y)Segment information

The Group uses management approach to determine operation segment. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocation of resource and assessing performance.

The Group’s CODM has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single operating and reportable segment.

All of the Group’s revenue for the years ended December 31, 2023, 2024 and 2025 were generated from the Chinese Mainland. As the Group generates all of its revenues in the Chinese Mainland, no geographical segments are presented.

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

The accounting policies of the segment profit or loss and assets are the same as those described in the summary of significant accounting policies. The Group’s CODM assesses performance for the segment and decides how to allocate resources based on net income that also is reported on the consolidated statements of comprehensive income as net income. The measure of segment assets is reported on the consolidated balance sheet as total assets. Significant segment expenses are the same as these presented under the operating costs and expenses in the consolidated statements of comprehensive income, and the difference between net revenues less the significant segment expenses and consolidated net income are the other segment items. The Group’s CODM uses net income to evaluate income generated from segment assets in deciding whether to reinvest profits into the segment or to pay dividends.

(z)Treasury shares

The Group accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account in the consolidated balance sheets. In the event that treasury shares are transferred to Employee Stock Ownership Plans (“ESOP”), the Company recognized the amount in addition paid-in capital. The treasury shares account includes 78,439,504 and 94,600,042 ordinary shares as of December 31, 2024 and 2025, respectively, which will be canceled or held as treasury shares.

(aa)Leases

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

The Group determines if an arrangement is a lease or contains a lease at inception. Right-of-use (“ROU”) assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. As most of the Group’s leases do not provide an implicit rate, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The Group’s leases often include options to extend lease terms and such extended terms are included in lease terms when the Group is reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when the Group is reasonably certain not to exercise those options. Lease expense is recorded on a straight-line basis over the lease term. For operating leases, ROU assets were recorded as “Other non-current assets”, and the current and non-current portions of the lease liabilities were recorded as “Accrued expenses and other current liabilities” and “Other non-current liabilities” in the consolidated balance sheets. The Group does not have any finance leases for the year ended December 31, 2024 and 2025.

As of December 31, 2024 and 2025, the Group recognized ROU assets of RMB39,239,747 and RMB44,778,762 (US$6,403,278), and total lease liabilities of RMB40,249,266 and RMB45,664,329 (US$6,529,913), including current portion of RMB12,732,875 and RMB10,857,421 (US$1,552,591).

The Group’s operating leases mainly related to office facilities. As of December 31, 2025, the weighted average remaining lease term was 3.98 years and the weighted average discount rate was 4.66% for the Group’s operating leases.

Operating lease cost for the year ended 31 December, 2025 was RMB15,806,055 (US$2,260,236), which excluded cost of short-term contracts. Short-term lease cost for the year ended 31 December, 2025 was insignificant. For the year ended 31 December, 2024 and 2025, no lease cost for operating leases was capitalized. Supplemental cash flow information related to operating leases was as follows:

	As of December 31, 2025
	RMB	US$
Cash payments for operating leases	20,271,707	2,898,816
ROU assets obtained in exchange for operating lease liabilities	10,857,421	1,552,591

Future lease payments under operating leases as of December 31, 2025 were as follows:

	Operating leases
	RMB	US$
Year ending December 31,
2026	14,761,153	2,110,817
2027	14,770,915	2,112,213
2028	9,250,147	1,322,753
2029	4,888,996	699,117
2030	4,888,996	699,117
Thereafter	3,911,197	559,294
Total future lease payments	52,471,404	7,503,311
Less: Imputed interest	6,807,075	973,398
Total lease liability balance	45,664,329	6,529,913

As of December 31, 2025, additional operating leases that have not yet commenced were immaterial.

(ab)Net income (loss) per share

Basic income (loss) per share is computed by dividing net income attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted income per share is calculated by dividing net income (loss) attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. Ordinary share equivalents of stock options are calculated using the treasury stock method. However, ordinary share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

(ac)Share-based compensation

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

(ad)Certain risks and concentrations

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, restricted cash, financial investments, accounts receivable and contract assets, deposits to institutional cooperators and loans receivables.

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

Accounts receivable and contract assets are typically unsecured and are derived from revenue earned from customers in the Chinese Mainland. The risk with respect to accounts receivable and contract assets is mitigated through the Group’s consistent credit risk management framework to the entire portfolio of borrowers under each product. The Group also constantly monitors the financial condition and evaluates the credit quality of certain institutional funding partners and external financing guarantee companies from which the Group’s service fees are collected.

Deposits to institutional cooperators are placed with financial institutional cooperators. The Group regularly monitors the financial condition and evaluates the credit quality of each institutional cooperator.

Credit of loans receivables is controlled by the application of credit approval, limit and monitoring procedures.

No investor or institutional funding partner represented greater than 10% or more of the total net revenues for the years ended December 31, 2023, 2024 and 2025.

During the years ended December 31, 2024 and 2025, there were two and one institutional cooperators individually provided credit insurance or guarantee services for greater than 10% or more of the total loans the Group facilitated and originated, respectively.

	Year ended	Year ended
	December 31,	December 31,
	2024	2025
Institutional cooperator A	25.2%	11.4%
Institutional cooperator B	10.2%	*

As of December 31, 2024 and 2025, there were three and two institutional funding partners/institutional cooperators, respectively, whose individual balances of accounts receivable and contract assets accounted for 10% or more of the Group’s aggregate carrying amount of accounts receivable and contract assets.

	As of December 31,	As of December 31,
	2024	2025
Institutional cooperator A	12.2%	*
Institutional cooperator B	14.1%	*
Institutional cooperator C	10.8%	10.2%
Institutional cooperator D	*	11.5%

As of December 31, 2024 and 2025, one and three institutional cooperators individually accounted for more than 10% of the Group’s deposits to institutional cooperators, respectively.

	As of December 31,	As of December 31,
	2024	2025
Institutional cooperator B	15.1%	*
Institutional cooperator C	*	13.2%
Institutional cooperator D	*	13.2%
Institutional cooperator E	*	13.5%

* Less than 10%.

(ae)Allowance for credit losses

The Group adopted the ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326) as of January 1, 2020.

The CECL methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, receivables, contract assets and other financial assets measured at amortized cost at the time the financial asset is originated or acquired. The Group’s Allowance for credit losses (“ACL”), is measured based on the financial assets that share similar risk characteristics and includes both quantitative and qualitative components, and adjusted each period for changes in expected lifetime credit losses. The financial guarantees provided for the Group’s off - balance sheet loans accounted for under ASC Topic 460 are in the scope of ASC Topic 326 and subject to the current expected credit losses (“CECL”) methodology. The Group establishes its CECL methodology, which is based on past events, current conditions, and reasonable and supportable forecasts over the life of the financial assets.

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

For the Group’s accounts receivable and contract assets generated from the loans facilitated that the Group collected indirectly through external financing guarantee companies or directly from institutional funding partners, loans receivables are covered by the financing guarantee companies, deposits to financial institutional cooperators and certain financial assets, the ACL for these financial assets is mainly driven by the credit risk of financial institutional cooperators or institutional funding partners. The ACL is calculated using probability of default, loss given default and macroeconomic forecast scenario models, and is the product of multiplying the probability of default determined by the external credit ratings of financial institutional cooperators or institutional funding partners, loss given default and individual loan level exposure at default on an undiscounted basis, and adjusted for a weighted macroeconomic forecast.

For the Group’s other financial assets, the ACL is mainly determined to be the amount of probable incurred credit losses based on historical experience and other factors surrounding the credit risk of the counterparty. For individual counterparty where there is an observable indicator of loss, an individually evaluated allowance for credit losses is provided.

Under the CECL methodology, macroeconomic forecast scenario model is also applied to the ACL for a weighted macroeconomic forecast adjustment. The Group develops the macroeconomic forecast scenario model by establishing the weighted multiple macroeconomic forecast scenarios over the life of the loans and a pool of selected economic variables, including gross domestic product (GDP), unemployment rate, consumer price index (CPI) and other macro-economic variables that were determined to be the most relevant to the credit losses. The CECL methodology’s impact on expected credit losses, among other things, reflects the Group’s view of the current state of the economy, forecasted macroeconomic conditions and the Group’s portfolios.

The qualitative component of the CECL methodology represents the Group’s judgment of additional considerations to account for internal and external risk factors that are not adequately measured in the quantitative component, including consideration of idiosyncratic risk factors or other relevant factors.

The net increase to the ACL amounted to the RMB1,076.8 million for the year ended December 31, 2025 primarily resulted from the increase in contingent guarantee liability and accounts receivable and contract assets balances generated from financing guarantee business, driven by the increased volume of loans facilitated covered by the guarantee service in 2025, and an increase in weighted average vintage-based loss rates for loans receivable generated from microcredit business which reflects a more conservative provisioning stance in response to elevated risk indicators.

(af)Other comprehensive income

For the years ended December 31, 2023, 2024 and 2025, the Group’s share of other comprehensive loss of RMB6,852, loss of RMB313,815 and gain of RMB147,887 (US$21,148) from its equity method investments, which were net of tax effect of RMB2,284, RMB104,605 and RMB49,296 (US$7,049), in other comprehensive income.

For the years ended December 31, 2023, 2024 and 2025, the Group recorded other comprehensive income of RMB474,792, income of RMB292,799 and income of RMB3,198,217 (US$457,339) from its financial investments, which were net of tax effect of nil, RMB1,696,625 and nil. Of the amounts recorded in other comprehensive income, the Group has reclassed nil, RMB4,259,490 and RMB767,591 (US$109,764), which were net of tax effect of nil, RMB1,440,761 and RMB255,864 (US$36,588), from other comprehensive income to earnings for the years ended December 31, 2023, 2024 and 2025.

(ag)Recent accounting pronouncements

The FASB issued Accounting Standards Update No. 2023-09 Income Taxes—Improvements to Income Tax Disclosures (Topic 740) in December, 2023. which is effective for fiscal years beginning after December 15, 2024. The standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The Group adopted this ASU for the year ended December 31, 2025 prospectively. The adoption of this ASU has been reflected in the Group’s disclosures, see Note 14, with no other impact to its consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires enhanced disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual periods beginning after December 15, 2026, and interim periods within those fiscal years, with early adoption permitted. This guidance should be applied either prospectively or retrospectively. The Group is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements and related disclosures.

In August 2025, the FASB issued ASU 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Trade Receivables and Contract Assets”. This ASU provides a practical expedient and accounting policy election to allow entities to measure expected credit losses on certain trade receivables and contract assets using a provision matrix approach. ASU 2025-05 is effective for annual periods beginning after December 15, 2025, and interim periods within those fiscal years, with early adoption permitted. The Group is currently evaluating the potential effect of this ASU on its credit loss estimation methodology.

(ah)Translation into United States Dollars

The financial statements of the Group are stated in RMB. Translations of amounts from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.9931, on December 31, 2025, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2025, or at any other rate.

3. Fair value of assets and liabilities

Financial Instruments Recorded at Fair Value on a Recurring Basis

The following tables present the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis:

				Balance at Fair
	Level 1	Level 2	Level 3	Value
December 31, 2024	(RMB)	(RMB)	(RMB)	(RMB)
Assets
Financial guarantee derivative	—	—	1,038,258	1,038,258
Financial investments	—	—	266,684,257	266,684,257
Total assets	—	—	267,722,515	267,722,515

				Balance at Fair
	Level 1	Level 2	Level 3	Value
December 31, 2025	(RMB)	(RMB)	(RMB)	(RMB)
Assets
Financial investments	—	914,493,536	125,988,946	1,040,482,482
Liabilities
Financial guarantee derivative	—	—	15,425,681	15,425,681

				Balance at Fair
	Level 1	Level 2	Level 3	Value
December 31, 2025	(US$)	(US$)	(US$)	(US$)
Assets
Financial investments	—	130,770,835	18,016,179	148,787,014
Liabilities
Financial guarantee derivative	—	—	2,205,843	2,205,843
(1)	There were no transfers between Level 1 and Level 3 of financial assets and liabilities measured at fair value.

Financial guarantee derivative

The following tables summarize the notional amount and total fair value of financial guarantee derivatives as of December 31, 2024 and 2025. The maturity profile of the derivatives is generally within one year. While the notional amounts disclosed below give an indication of the volume of the Group’s derivatives activity, the notional amounts significantly exceed, in the Group’s view, the possible losses that could arise from such transactions. The notional amount is simply a reference amount used to calculate payments. The maximum payout is subject to pre - agreed cap.

	Notional Amount	Maximum Potential Payout	Fair Value
December 31, 2024	RMB	RMB	RMB
Financial guarantee derivative assets	130,290,057	21,975,258	1,038,258
Financial guarantee derivative liabilities	—	—	—

	Notional Amount	Maximum Potential Payout	Fair Value
December 31, 2025	RMB	RMB	RMB
Financial guarantee derivative assets	—	—	—
Financial guarantee derivative liabilities	245,983,263	133,219,259	15,425,681

	Notional Amount	Maximum Potential Payout	Fair Value
December 31, 2025	US$	US$	US$
Financial guarantee derivative assets	—	—	—
Financial guarantee derivative liabilities	35,175,139	19,050,101	2,205,843

The following table summarizes the activities related to fair value of the financial guarantee derivatives for the years ended December 31, 2023, 2024 and 2025, respectively.

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Opening balance of financial guarantee derivative assets (liabilities)	(107,890,394)	—	1,038,258	148,469
Change in fair value of financial guarantee derivative	24,966,242	1,038,258	(3,367,074)	(481,485)
Cash received	(10,965,160)	—	(46,801,092)	(6,692,467)
Net cash payout	93,889,312	—	33,704,227	4,819,640
Ending balance of financial guarantee derivative assets (liabilities)	—	1,038,258	(15,425,681)	(2,205,843)

Financial investments

Financial investments measured at fair value consist of the investments in VC funds, which are open-ended funds with most underlying investments measured at fair value, and various other financial instruments, including U.S. Treasury securities, wealth management products with no fixed term and fund-linked notes, whose fair value are provided by custodian banks and financial institutions. The Group used the statements directly obtained from third – parties without adjustment with assessed fair value of the financial investments. Due to the use of significant unobservable inputs, these investments are categorized in the level 3 valuation hierarchy.

Financial Instruments Not Recorded at Fair Value

The Group’s financial instruments not recorded at fair value including cash and cash equivalents, accounts receivable and contract assets, financial investments at amortization cost, payable to investors and institutional funding partners at amortized cost, other payable and short-term borrowings. The carrying values of these financial assets and liabilities approximate their fair value reported in the consolidated balance sheets due to the short-term nature.

4. Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of
	December 31,	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Prepaid expenses(1)	10,679,051	21,414,229	3,062,194
Input VAT to be deducted	17,918,681	14,090,676	2,014,940
Others	5,480,762	8,041,902	1,149,977
Total prepaid expenses and other current assets	34,078,494	43,546,807	6,227,111
(1)	Prepaid expenses mainly relate to prepaid service fee to the Group’s service providers.

5. Deposits to institutional cooperators, net

The following table presents the deposits to institutional cooperators as of December 31, 2024 and 2025, respectively:

	As of
	December 31,	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Deposits to institutional cooperators	1,964,168,534	1,718,689,880	245,769,384
Provision for credit losses on deposits to institutional cooperators	(5,871,290)	(5,096,518)	(728,792)
Deposits to institutional cooperators, net	1,958,297,244	1,713,593,362	245,040,592

Deposits to institutional cooperators relate to the pledged cash to the Group’s financial institutional cooperators and the amount of deposit is separately agreed with each institutional cooperator.

The following table presents the movement of the provision for deposits to institutional cooperators:

		Provision for
	As of	credit losses on	Charge-off for	As of
	December 31,	deposits to	deposits to	December 31,
	2023	institutional cooperators	institutional cooperators	2024
	RMB	RMB	RMB	RMB
Deposits to institutional cooperators	2,649,017	3,222,273	—	5,871,290

		(Reversal of)
		provision for
	As of	credit losses on	Charge-off for	As of
	December 31,	deposits to	deposits to	December 31,
	2024	institutional cooperators	institutional cooperators	2025
	RMB	RMB	RMB	RMB
Deposits to institutional cooperators	5,871,290	(774,772)	—	5,096,518

		(Reversal of)
		provision for
	As of	credit losses on	Charge-off for	As of
	December 31,	deposits to	deposits to	December 31,
	2024	institutional cooperators	institutional cooperators	2025
	US$	US$	US$	US$
Deposits to institutional cooperators	839,583	(110,791)	—	728,792

6. Property and equipment, net

Property and equipment, net consists of the following:

	As of
	December 31,	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Computer and transmission equipment	31,286,142	37,106,123	5,306,105
Furniture and office equipment	1,715,512	2,695,289	385,421
Leasehold improvements	27,530,407	33,375,602	4,772,648
Motor vehicles	816,103	816,103	116,701
Total property and equipment	61,348,164	73,993,117	10,580,875
Accumulated depreciation	(45,514,674)	(50,093,561)	(7,163,284)
Property and equipment, net	15,833,490	23,899,556	3,417,591

Depreciation expense was RMB3,026,574, RMB4,866,123 and RMB8,768,355 (US$1,253,858) for the years ended December 31, 2023, 2024 and 2025, respectively. Disposal of property and equipment resulted in loss of RMB148,198, gain of RMB56,293 and loss of RMB3,693 (US$528) in the years ended December 31, 2023, 2024 and 2025, respectively.

7. Intangible assets, net

Intangible assets, net consists of the following:

				Weighted Average
	As of			Remaining
	December 31,	As of December 31,		Amortization
	2024	2025	2025	Period in Years
	RMB	RMB	US$
Licenses (1)	26,600,000	26,600,000	3,803,749	—
Software and others	23,330,332	28,314,192	4,048,876	6.93
Accumulated amortization	(13,338,363)	(15,731,077)	(2,249,514)	—
Intangible assets, net	36,591,969	39,183,115	5,603,111	—
(1)The Group acquired an insurance broker license at RMB26,000,000 in 2018 and further acquired an insurance sale on line license at RMB600,000.

Amortization expenses were RMB2,234,031, RMB2,332,653 and RMB2,392,714 (US$342,154) for the years ended December 31, 2023, 2024 and 2025, respectively. The Group expects to record amortization expenses of RMB2,383,578 (US$340,847), RMB2,258,429 (US$322,951), RMB2,095,841 (US$299,701), RMB1,712,430 (US$244,874) and RMB1,147,241 (US$164,053) for the years ending December 31, 2026, 2027, 2028, 2029 and 2030 respectively.

8. Short - term borrowings

As of December 31, 2024, the Group’s short-term borrowings were RMB328,500,000 which comprised of RMB113,500,000 from banks, with RMB5,000,000 secured, and RMB215,000,000 from other financial institutions. The secured were pledged by the Group’s certain accounts receivables.

As of December 31, 2025, the Group’s short-term borrowings were RMB409,530,006 which comprised of RMB208,500,000 (US$29,815,103) from banks, with RMB76,000,000 (US$10,867,855) secured, and RMB201,030,006 (US$28,746,909) from other financial institutions. The secured were pledged by the Group’s cash deposited with banks.

The weighted average interest rate for the outstanding short-term borrowings was approximately 4.08% and 3.34% per annum as of December 31, 2024 and 2025, respectively.

Interest expenses from short-term borrowings were RMB30,660,399, RMB22,886,523 and RMB18,853,444 (US$2,696,007) for the years ended December 31, 2023, 2024 and 2025, respectively.

As of December 31, 2025, the Group will be repaid short-term borrowings amounting to RMB409,530,006 and interests amounting to RMB2,952,306 in 2026. Interest payments are calculated using the interest rate as of December 31, 2025.

9. Financial investments

VC funds measured at equity method

Investment in Dragonfly Ventures Ⅱ Feeder, L.P. and IOSG Fund II LP were both made in the year 2021 in the form of limited partnership at RMB63,726,000 and RMB19,117,800, respectively. Since the interest is not considered so minor that the Group has virtually no influence over those VC funds operating and financial policies, the equity method of accounting was applied. Given that there is generally a time lag of one quarter to receive the most recent financial statements, the Group used the VC funds’ financial statements as of September 30, 2023, 2024 and 2025 to record the equity method pick-up under ASC Topic 323 for the years ended December 31, 2023, 2024 and 2025, respectively. This accounting practice has been consistently applied to all periods presented. The Group did not record any impairment on these VC funds during the years ended December 31, 2023, 2024 and 2025.

The table below summarizes the carrying amount of investments in VC funds recorded under equity method in the form of partnership as of December 31, 2024 and 2025:

		As of
		December 31,	As of December 31,
	Ownership	2024	2025	2025
	%	RMB	RMB	US$

Investment in Dragonfly Ventures Ⅱ Feeder, L.P.	5.73%	114,164,666	95,789,583	13,697,728
Investment in IOSG Fund II LP	3.00%	27,176,853	15,854,611	2,267,179
Total		141,341,519	111,644,194	15,964,907

The table below summarizes the financial information for the VC funds in aggregate as above as of September 30, 2024 and 2025, for nine months ended September 30, 2023 and 2024, and for twelve months ended September 30, 2025:

	As of September 30,	As of September 30,
	2024	2025	2025
	RMB	RMB	US$
Assets:
Cash and cash equivalents	26,095,749	61,401,551	8,780,305
Investments	3,107,977,290	2,301,191,361	329,065,988
Other current or non-current assets	11,686,260	2,609,657	373,176
Total assets	3,145,759,299	2,365,202,569	338,219,469
Liabilities:
Payable and accruals	12,085,677	16,097,934	2,301,974
Total liabilities	12,085,677	16,097,934	2,301,974

	Nine months ended	Nine months ended	Twelve months ended
	September 30,	September 30,	September 30,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net investment loss	(24,856,047)	(22,646,794)	(12,073,482)	(1,726,485)
Net realized gain on investments	14,582,478	126,355,211	50,322,271	7,195,989
Net unrealized (loss) gain on investments	(50,420,352)	203,174,322	(533,190,993)	(76,245,298)
Net (loss) income	(40,043,826)	316,374,217	(436,373,062)	(62,400,518)

VC funds measured at cost minus impairment

In 2022, the Group invested an aggregate amount of RMB69,646,000 in two VC funds, in the form of partnership and zero coupon convertible note. These VC funds were measured at cost minus impairment because readily determinable fair value is not available. For the year ended December 31, 2025, the Group received a capital commitment return of RMB12,403,257 (US$1,773,642), which includes a partial redemption, and dividends of RMB6,596,079 (US$943,227), which were presented in “Income (loss) from financial investments” in consolidated statements of comprehensive income. No impairment loss, nor upward or downward adjustment resulting from observable price change has been identified or recognized for the years ended December 31, 2023, 2024 and 2025. As of December 31, 2025, the cumulative impairment losses recorded for these investments were RMB8,874,750 (US$1,269,072).

The table below summarizes investments measured at cost minus impairment, plus or minus observable price changes from orderly transactions of identical or similar investments of the same issuer as of December 31, 2024 and 2025:

	As of December 31,	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Opening balance	80,861,876	100,439,344	14,362,635
Contribution/(Redemption), net	18,132,017	(12,403,257)	(1,773,642)
Exchange differences	1,445,451	(2,096,301)	(299,765)
Ending Balance	100,439,344	85,939,786	12,289,228

VC funds measured at fair value

In 2022, the Group invested in a VC fund in the form of partnership. The investment was measured at fair value. During the year ended December 31, 2023, the Group entered into a withdrawal letter to withdraw all of its limited partnership interest from the VC fund and, subsequently, entered into a switch request agreement to reinvest its net withdrawal proceeds to another VC fund in form of partnership. The transactions did not result in cash receipts or cash payments and were finalized in 2024 with a residual amount. In 2023, 2024 and 2025, the Group recognized unrealized gains of RMB6,497,518 and RMB17,133,677, and unrealized loss of RMB21,052,326 (US$3,010,443), respectively, presented in “Income (loss) from financial investments” in consolidated statements of comprehensive income.

The table below summarizes investments in VC funds in the form of partnership measured at fair value as of December 31, 2024 and 2025:

	As of December 31,	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Opening balance	17,227,629	35,224,215	5,036,996
Switch in	374,471	—	—
Redemption	—	(834,425)	(119,321)
Fair value adjustment	17,133,677	(21,052,326)	(3,010,443)
Exchange differences	488,438	(420,226)	(60,092)
Ending Balance	35,224,215	12,917,238	1,847,140

Financial investments accounted under AFS model

In 2024, the Group invested RMB125,500,826 of fund - linked note which is fixed term with maturity within one year, consigned by a financial institution. In 2025, the maturity of fund – linked note was extended to October 2026. Given its intention and abilities, the Group accounts these investments under available-for-sale model. The Group measure fund -linked note in accordance with statements provided by the financial institution without adjustment due to lack of quoted prices on an active market. As of December 31, 2024 and 2025, no credit loss was recorded for the investments, since fair value is greater than amortized cost.

In 2024, the Group redeemed all the U.S. Treasury securities with original maturities over three months and RMB326,818,365 of wealth management products. In 2025, the Group invested RMB281,795,031 (US$40,296,153) in U.S. Treasury securities with original maturities over three months which are pledged as collateral. Given its intention and abilities, the Group accounts these investments under available-for-sale model. As of December 31, 2024 and 2025, no credit loss was recorded for the investments in US Treasury securities since the quoted price of US Treasury securities does not show a downward trend subsequently till the date of the most recent statement of financial position.

For the financial investments accounted under AFS model, the Group presented realized gains in “Interest income” in consolidated statements of comprehensive income, and recorded unrealized gains or losses, net of tax, as “Other comprehensive income attributable to financial investments” in other comprehensive income.

The table below summarizes investments measured under available-for-sale model as of December 31, 2024 and 2025:

				Unrealized
	Fair value			gains accumulated			Fair value	Amortized cost
	As of December 31,	Additions	Settlements	in other comprehensive	Total realized	Exchange	As of December 31,	As of December 31,
	2023	during the year	during the year	income	gains	differences	2024	2024
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
US Treasury securities with original maturities over three months	56,181,082	—	(56,243,877)	—	62,795	—	—	—
Wealth management products with no fixed term	350,537,587	—	(326,818,365)	485,868	6,818,365	—	31,023,455	30,000,000
Fund-linked note	—	125,500,826	(15,934,002)	—	1,033,826	1,085,278	111,685,928	111,685,928
Total	406,718,669	125,500,826	(398,996,244)	485,868	7,914,986	1,085,278	142,709,383	141,685,928

				Unrealized
	Fair value			gains accumulated			Fair value	Amortized cost
	As of December 31,	Additions	Settlements	in other comprehensive	Total realized	Exchange	As of December 31,	As of December 31,
	2024	during the year	during the year	income	gains	differences	2025	2025
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
US Treasury securities with original maturities over three months	—	281,795,031	—	—	4,784,483	(4,753,473)	281,826,041	281,826,041
Wealth management products with no fixed term	31,023,455	—	(31,137,165)	—	113,710	—	—	—
Fund-linked note	111,685,928	—	(3,585,900)	3,965,808	3,611,268	(2,605,396)	113,071,708	109,105,900
Total	142,709,383	281,795,031	(34,723,065)	3,965,808	8,509,461	(7,358,869)	394,897,749	390,931,941

				Unrealized
	Fair value			gains accumulated			Fair value	Amortized cost
	As of December 31,	Additions	Settlements	in other comprehensive	Total realized	Exchange	As of December 31,	As of December 31,
	2024	during the year	during the year	income	gains	differences	2025	2025
	US$	US$	US$	US$	US$	US$	US$	US$
US Treasury securities with original maturities over three months	—	40,296,153	—	—	684,172	(679,738)	40,300,587	40,300,587
Wealth management products with no fixed term	4,436,295	—	(4,452,555)	—	16,260	—	—	—
Fund-linked note	15,970,875	—	(512,777)	567,103	516,405	(372,567)	16,169,039	15,601,936
Total	20,407,170	40,296,153	(4,965,332)	567,103	1,216,837	(1,052,305)	56,469,626	55,902,523

Financial investments accounted under trading model

In 2024 and 2025, the Group invested RMB97,916,010 and RMB1,270,936,983 (US$181,741,571), respectively, of wealth management products with no fixed term and is redeemable, and in which other than insignificant risk of underlying assets was incorporated, consigned by banks. Given its intention and abilities, the Group accounts these investments under trading model. The Group measures wealth management product in accordance with statements provided by the banks without adjustment due to lack of quoted prices on an active market.

Both realized gain and fair value change are presented in “Interest income” in consolidated statements of comprehensive income.

The table below summarizes investments measured under trading model as of December 31, 2024 and 2025:

	Fair value					Fair value
	As of December 31,	Additions	Settlements	Total	Fair value change	As of December 31,
	2023	during the year	during the year	realized gain	during the year	2024
	RMB	RMB	RMB	RMB	RMB	RMB
Wealth management products with no fixed term	—	97,916,010	(10,417,600)	179,600	1,072,649	88,750,659

	Fair value						Fair value
	As of December 31,	Additions	Settlements	Total	Fair value change	Exchange	As of December 31,
	2024	during the year	during the year	realized gain	during the year	differences	2025
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Wealth management products with no fixed term	88,750,659	1,270,936,983	(730,045,659)	1,863,559	4,662,583	(3,500,630)	632,667,495

	Fair value						Fair value
	As of December 31,	Additions	Settlements	Total	Fair value change	Exchange	As of December 31,
	2024	during the year	during the year	realized gain	during the year	differences	2025
	US$	US$	US$	US$	US$	US$	US$
Wealth management products with no fixed term	12,691,175	181,741,571	(104,395,141)	266,485	666,741	(500,583)	90,470,248

Financial investments accounted at amortized cost

In 2024, the Group invested RMB5,000,000 of a fixed term deposit in commercial bank with maturity within one year. In 2025, the Group further invested RMB10,000,000 (US$1,429,981) and redeemed RMB10,062,632 (US$1,438,937) of fixed term deposits. The Group has positive intention and ability to hold the investment to maturity. As of December 31, 2024 and 2025, the amortization base of the investments, net of allowance for credit loss, were RMB5,010,417 and RMB5,009,792 (US$716,391), respectively. Fair value of the deposit was considered negligible difference from its amortization base. During the year ended December 31, 2024 and 2025, the Group accrued interest income of RMB10,417 and RMB62,007 (US$8,867) as presented in “Interest income” in consolidated statements of comprehensive income, respectively. The allowance for credit loss for the fixed term deposit was immaterial.

The table below summarizes investments measured under amortization cost as of December 31, 2024 and 2025:

	Amortized cost					Amortized cost
	As of December 31,	Additions	Maturities	Interest earned	Interest accrued	As of December 31,
	2023	during the year	during the year	during the year	during the year	2024
	RMB	RMB	RMB	RMB	RMB	RMB
Term deposit	—	5,000,000	—	—	10,417	5,010,417

	Amortized cost					Amortized cost
	As of December 31,	Additions	Maturities	Interest earned	Interest accrued	As of December 31,
	2024	during the year	during the year	during the year	during the year	2025
	RMB	RMB	RMB	RMB	RMB	RMB
Term deposit	5,010,417	10,000,000	(10,062,632)	52,215	9,792	5,009,792

	Amortized cost					Amortized cost
	As of December 31,	Additions	Maturities	Interest earned	Interest accrued	As of December 31,
	2024	during the year	during the year	during the year	during the year	2025
	US$	US$	US$	US$	US$	US$
Term deposit	716,480	1,429,981	(1,438,937)	7,467	1,400	716,391

10. Long-term investments

In 2018, the Group invested RMB225,000,000 in cash for 15% equity interest of Jiangxi Ruijing Financial Asset Management Co., Ltd. (‘‘Jiangxi Ruijing’’), a Chinese Mainland based asset management company through a nominee arrangement where the Group obtained all shareholder rights associated with the 15% equity holdings through contractual agreements with the nominal shareholder. Given that the Group has the ability to significantly influence Jiangxi Ruijing, the equity method of accounting was applied.

In 2021, the Group invested RMB315,000,000 in cash for 45% equity interest of Shenyang Tianxinhao Technology Limited, a Chinese Mainland based software and information technology services company. As stated in the shareholder agreement, the historical assets (which refer to assets other than equity of Newup Bank of Liaoning, same below), claims or debts and other actual or potential profits or losses, which are generated before the closing date or after the closing date but attributable to reasons before the closing date, as described in the agreement, shall be enjoyed and borne by the original shareholder, the Group will not bear any historical assets, claims or debts set forth. The significant influence can be given by the Group as the Group has representation on the board and thus equity method was applied. For this long-term investment as of December 31, 2025, the Group recorded cumulative impairment losses of RMB95,877,250 (US$13,710,264), of which RMB74,940,264 (US$10,716,315) was due to goodwill. The Group recorded impairment losses of RMB46,771,435, RMB22,240,082 and nil during the years ended December 31, 2023, 2024 and 2025, respectively.

The following table presents the summary financial information for the investee companies in aggregate as of and for the years ended December 31, 2024 and 2025.

	As of December 31,	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Assets:
Cash and cash equivalents	580,989,751	499,468,134	71,422,993
Financial investments	4,408,605,503	3,754,016,087	536,817,161
Prepaid expenses and other current assets, net	656,666,733	561,278,020	80,261,689
Long-term investments	667,927,748	721,968,656	103,240,145
Other non-current assets	3,019,189,760	2,958,203,995	423,017,545
Total assets	9,333,379,495	8,494,934,892	1,214,759,533
Liabilities:
Accrued expenses and other current liabilities	5,232,335,603	4,312,826,530	616,725,991
Long-term borrowings	1,501,000,000	1,613,492,000	230,726,287
Other non-current liabilities	2,143,675	2,143,675	306,541
Total liabilities	6,735,479,278	5,928,462,205	847,758,819

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net revenues	383,611,655	326,706,200	205,873,146	29,439,468
Net income	193,845,592	120,087,725	107,642,794	15,392,715

11. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of
	December 31,	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Fund attributable to institutional funding partners (1)	129,963,039	188,607,363	26,970,494
Commission fee payable (2)	248,760,119	388,487,096	55,552,916
Transaction cost payable (3)	202,940,226	336,430,938	48,108,984
Share repurchase payable (4)	245,113,010	—	—
Receipts in advance	16,680,512	24,209,696	3,461,940
Lease liabilities	12,732,875	10,857,421	1,552,591
Other accrued expenses	73,300,655	92,462,926	13,222,023
Total accrued expenses and other current liabilities	929,490,436	1,041,055,440	148,868,948
(1)Fund attributable to institutional funding partners relate to the principal and interest collected on behalf of the institutional funding partners but have not yet been passed onto them as of December 31, 2024 and 2025.
(2)Commission fee payable relates to the commission fees payable to channel partners who introduce borrowers to the Group. The commission is typically determined based on the volume of traffic introduced.
(3)Transaction cost payable mainly includes payables to external suppliers for credit assessment service, payment processing services, and fees payable to collection agencies.
(4)Share repurchase payable relates to the payable to a major shareholder regarding a share repurchase transaction on December 16, 2024 with a total repurchase price of approximately US$48.7 million, which has been fully settled in 2025.

12. Guarantee liabilities

The Group recognized both a stand-ready guarantee liability as “deferred guarantee income“ under ASC Topic 460 with an associated financial assets receivable, and a contingent guarantee liability under CECL model.

Deferred guarantee income

The following table sets forth the activities of the Group’s obligations associated with the deferred guarantee income, originated from guarantee services commenced for the years ended December 31, 2024 and 2025.

	As of	Fair value		As of
	January 1,	of deferred guarantee income	Release of	December 31,
	2023	at inception of new loans	deferred guarantee income	2023
	RMB	RMB	RMB	RMB
Xiaoying Credit Loan	—	72,160,875	(25,563,732)	46,597,143

	As of	Fair value		As of
	January 1,	of deferred guarantee income	Release of	December 31,
	2024	at inception of new loans	deferred guarantee income	2024
	RMB	RMB	RMB	RMB
Xiaoying Credit Loan	46,597,143	332,919,374	(214,792,005)	164,724,512

	As of	Fair value		As of
	January 1,	of deferred guarantee income	Release of	December 31,
	2025	at inception of new loans	deferred guarantee income	2025
	RMB	RMB	RMB	RMB
Xiaoying Credit Loan	164,724,512	981,672,870	(678,767,939)	467,629,443

	As of	Fair value		As of
	January 1,	of deferred guarantee income	Release of	December 31,
	2025	at inception of new loans	deferred guarantee income	2025
	US$	US$	US$	US$
Xiaoying Credit Loan	23,555,292	140,377,353	(97,062,524)	66,870,121

Contingent guarantee liabilities

The movement of contingent guarantee liabilities originated from guarantee services for the years ended December 31, 2023, 2024 and 2025 are as follows:

	As of		Provision for	As of
	January 1,		contingent	December 31,
	2023	Net payout(1)	liability	2023
	RMB	RMB	RMB	RMB
Xiaoying Credit Loan	—	(5,613,471)	67,519,980	61,906,509

	As of		Provision for	As of
	January 1,		contingent	December 31,
	2024	Net payout(1)	liability	2024
	RMB	RMB	RMB	RMB
Xiaoying Credit Loan	61,906,509	(116,003,939)	241,738,132	187,640,702

	As of		Provision for	As of
	January 1,		contingent	December 31,
	2025	Net payout(1)	liability	2025
	RMB	RMB	RMB	RMB
Xiaoying Credit Loan	187,640,702	(440,606,972)	1,001,272,880	748,306,610

	As of		Provision for	As of
	January 1,		contingent	December 31,
	2025	Net payout (1)	liability	2025
	US$	US$	US$	US$
Xiaoying Credit Loan	26,832,264	(63,005,960)	143,180,118	107,006,422
(1)Net payouts represent the amount paid to institutional funding partners upon borrowers’ default net of the amount subsequently recovered from the borrower.

The maximum potential undiscounted future payment was RMB2,572,977,752 and RMB6,743,554,847 (US$964,315,518) as of December 31, 2024 and 2025, respectively.

13. Related party balances and transactions

In 2021 and 2022, the Group recorded dividend receivable of RMB15,000,000, and collected the amount in 2023, from the nominal shareholder of Jiangxi Ruijing, the nominal shareholder is controlled by Mr. Yue (Justin) Tang. In 2024 and 2025, the Group received dividend of RMB7,500,000 and RMB15,000,000 from the nominal shareholder of Jiangxi Ruijing.

In 2022, the Group entered into agreements with Newup Bank of Liaoning (“Newup Bank”), according to which the Group charged service fees directly to Newup Bank for the intermediary service the Group provided. The Group recognized total net revenue of RMB11,370,044 during the year of 2023 in connection with the service fees of facilitation service for loans. Accounts receivable and contract assets amounted to RMB1,096,251 with respect to December 31, 2023, which had been fully settled in 2024.

The terms of the agreements with the related parties are determined based on contracted prices negotiated with other parties in normal commercial terms.

14. Income taxes

Cayman Islands

X Financial is a company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, YZT (HK) Limited and YX (HK) Limited, subsidiaries of the Group located in Hong Kong, are subject to a two-tiered profits tax rates for taxable income earned in Hong Kong for the years ended December 31, 2023, 2024 and 2025. The first HK$2.0 million Hong Kong dollars of profits earned by a company are subject to be taxed at an income tax rate at 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No income tax expense for these entities has been recognized in the consolidated financial statements as they have no assessable income for the years ended December 31, 2023 and 2024. For the year ended December 31, 2025, the income tax expense recognized for these entities was immaterial.

Chinese Mainland

Under the Law of the PRC on Enterprise Income Tax (the “EIT Law”), the Company’s subsidiaries, VIEs and subsidiaries of the VIEs established in the Chinese Mainland are subject to an income tax rate of 25% for the years presented. However, certain entities are eligible for preferential tax treatments. Specifically, one subsidiary is granted a 15% preferential income tax rate as a qualified enterprise under an incentive regime through 2027. Additionally, under a different incentive regime, one VIE and two other subsidiaries, operating in a specific preferential tax jurisdiction, are subject to a reduced income tax rate of 15% through 2027; of these two subsidiaries, one became eligible for such reduced tax rate starting from 2025. Furthermore, a subsidiary established in 2025, operating in another specific preferential tax jurisdiction, was eligible for a reduced income tax rate of 15% through 2030.

Uncertainties exist with respect to how the current income tax law in the Chinese Mainland applies to the Group’s overall operations, and more specifically, with regard to its tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the Chinese Mainland will be considered residents for Chinese Income Tax purposes if the place of effective management or control is within the Chinese Mainland. The implementation rules to the EIT Law provide that non-resident legal entities will be considered Chinese Mainland residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the Chinese Mainland. Despite the present uncertainties resulting from the limited Chinese Mainland tax guidance on the issue, the Group does not believe that the legal entities organized outside of the Chinese Mainland within the Group should be treated as residents for EIT Law purposes and, therefore, has not recorded an unrecognized tax benefit for this tax position. If the Chinese Mainland taxing authorities subsequently determine that the Company and its subsidiaries registered outside the Chinese Mainland should be deemed resident enterprises, the Company and its subsidiaries registered outside the Chinese Mainland would be subject to Chinese Mainland income taxes, at a statutory income tax rate of 25%.

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

Current tax expense and deferred tax expense (benefit), which are substantially all for Chinese Mainland income taxes, are as follows:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Current tax expense	278,695,689	432,950,473	549,695,672	78,605,435
Deferred tax benefit	(17,565,186)	(27,248,759)	(258,046,348)	(36,900,137)
Total income tax expense	261,130,503	405,701,714	291,649,324	41,705,298

Income before income taxes for different jurisdictions is shown as follows:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Cayman Islands entity	(3,703,756)	(7,595,959)	(7,544,222)	(1,078,809)
Hong Kong entities	1,137,814	11,787,138	(10,827,886)	(1,548,367)
Chinese Mainland entities	1,471,143,931	1,890,138,917	1,768,362,904	252,872,532
Total	1,468,577,989	1,894,330,096	1,749,990,796	250,245,356

A reconciliation between income tax expense computed by applying the Chinese Mainland income tax rate of 25%, the income tax jurisdiction where the Group has substantially all of its operations, to income before income taxes and the reported amount of income tax expense for the years ended December 31, 2023, 2024 is as follows:

	Year ended	Year ended
	December 31,	December 31,
	2023	2024
	RMB	RMB
Expected income tax at Chinese Mainland income tax rate	367,144,498	473,582,524
Share based compensation expense not deductible for income tax purposes	10,649,553	10,044,452
Other expenses not deductible for income tax purposes	916,343	1,671,017
Effect of preferential tax rate(1)	(134,240,494)	(207,311,932)
Effect of different tax rate of subsidiary operation in other jurisdictions	(214,788)	2,299,728
Research and development tax deduction	(20,676,415)	(21,231,000)
Change in valuation allowance	11,432,693	81,585,304
Income tax on subsidiary earnings	24,459,727	57,750,000
Others	1,659,386	7,311,621
Total	261,130,503	405,701,714

A reconciliation between income tax expense computed by applying the Chinese Mainland income tax rate of 25%, the income tax jurisdiction where the Group has substantially all of its operations, to income before income taxes and the reported amount of income tax expense for the year ended December 31, 2025 pursuant to the new disclosure requirements of ASU 2023-09 (See Note 1(al)) is as follows:

	Year ended December 31,
	2025
	RMB	US$	Percent
Expected income tax at Chinese Mainland income tax rate	437,497,699	62,561,339	25.0%
Foreign Tax Effects
Cayman Islands
Statutory tax rate difference between Chinese Mainland and other jurisdictions	1,886,056	269,702	0.1%
Hong Kong
Statutory tax rate difference between Chinese Mainland and other jurisdictions	920,370	131,611	0.1%
Changes in valuation allowances	916,330	131,033	0.1%
Others	786,488	112,466	0.0%
Effect of changes in tax laws or rates enacted in the current period	—	—	—%
Effect of cross-border tax laws	—	—	—%
Tax credits	—	—	—%
Changes in valuation allowances	(121,328,441)	(17,349,736)	(6.9)%
Nontaxable or nondeductible items
Gain on deregistration of an entity	93,831,476	13,417,723	5.4%
Others	8,894,916	1,271,956	0.5%
Changes in unrecognized tax benefits	—	—	—%
Other adjustment
Effect of preferential tax rate(1)	(211,556,757)	(30,252,214)	(12.1)%
Expiration of operating tax loss carryforwards	40,711,795	5,821,709	2.3%
Income tax on subsidiary earnings	45,500,000	6,506,413	2.6%
Others	(6,410,608)	(916,704)	(0.4)%
Total	291,649,324	41,705,298	16.7%
(1)	The aggregate amount and per share effect of the preferential tax rate are as follows:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
The aggregate amount income tax expense of the preferential tax rate	134,240,494	207,311,932	211,556,757	30,252,214
The aggregate effect on basic and diluted net income per share:
—Basic	0.47	0.72	0.87	0.12
—Diluted	0.46	0.71	0.85	0.12

The tax effects of temporary differences and carry forwards that give rise to the deferred tax balances at December 31, 2024 and 2025 are as follows:

	As of December 31,	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Deferred tax assets:
Long-term investments, net of impairment	20,191,218	29,294,312	4,189,031
Advertising and market related expense carryforwards (1)	11,251,555	7,917,365	1,132,168
Accounts receivable and contract assets	16,048,561	76,728,374	10,972,012
Contingent guarantee liabilities	77,314,528	327,632,748	46,850,860
Financial guarantee derivatives	159,210,663	3,856,420	551,461
Loan receivable from Xiaoying Housing Loans	14,318,757	14,316,731	2,047,265
Loans receivable from Xiaoying Credit Loans and other loans	220,392,866	255,414,788	36,523,829
Operating loss carryforwards	43,757,115	2,583,659	369,458
Deposits to institutional cooperators	1,467,822	1,274,129	182,198
Lease liabilities	10,351,392	11,910,124	1,703,125
Others	60,350	78,499	11,226
Total deferred tax assets	574,364,827	731,007,149	104,532,633
Valuation allowance	(307,902,579)	(187,490,468)	(26,810,780)
Total deferred tax assets, net of valuation allowance	266,462,248	543,516,681	77,721,853
Deferred tax liabilities:
Property and equipment	2,867,083	3,980,134	569,152
Financial guarantee derivatives	259,565	—	—
Long-term investments, net of impairment	4,375,796	17,850,275	2,552,555
Right-of-use assets	9,809,937	11,194,691	1,600,820
Investment in Consolidated Trusts	26,959,491	72,140,986	10,316,024
Investment in Consolidated Partnerships	31,309,764	6,572,148	939,805
Undistributed earnings	58,600,000	45,622,417	6,523,919
Others	526,630	471,221	67,384
Total deferred tax liabilities	134,708,266	157,831,872	22,569,659
(1)Advertising and market related expenses carryforwards are those in excess of deduction limit, that can be carried forward indefinitely, arising from the operation of the Group’s Chinese Mainland subsidiaries, amounting to RMB45,006,219 and RMB31,669,460 (US$4,528,673) as of December 31, 2024 and 2025, respectively. Under Chinese Mainland tax rules, advertising and market related expenses that exceed the limit can be claimed and deducted in the following tax year.

Movement of the valuation allowance is as follows:

	As of	As of
	December 31,	December 31,	As of December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Balance as of January 1	(214,884,582)	(226,317,275)	(307,902,579)	(44,029,483)
Addition	(20,828,173)	(86,384,559)	(87,473,889)	(12,508,600)
Reductions	9,395,480	4,799,255	207,886,000	29,727,303
Net change in the valuation allowance	(11,432,693)	(81,585,304)	120,412,111	17,218,703
Balance as of December 31	(226,317,275)	(307,902,579)	(187,490,468)	(26,810,780)

The Company operates through its subsidiaries, VIEs and subsidiaries of the VIEs. The valuation allowance is considered on an individual entity basis.

An entity of the Group has completed its deregistration in 2025 and the gross deferred tax assets and the corresponding valuation allowance associated with this entity, amounting to RMB159,532,567 (US$22,812,854) and RMB159,532,567 (US$22,812,854), respectively, were written off. These write-offs had no net impact on the Group’s income tax expense or net income for the year ended December 31, 2025.

As of December 31, 2024 and 2025, the Company had operating loss carryforwards of RMB178,363,447 and RMB15,557,819 (US$2,224,739) respectively from its subsidiaries, VIEs and subsidiaries of the VIEs registered in the Chinese Mainland. The net operating loss carryforwards will expire in years 2026 to 2030, if not utilized.

The tax benefit, net of valuation allowance, recognized during the years ended December 31, 2023, 2024 and 2025 due to the generation of net operating losses carryforwards that can be carried forward to future years amounted to RMB883,214, nil and nil, respectively. The tax benefit realized during the year ended December 31, 2023, 2024 and 2025 from the utilization of carryforwards where the related deferred tax asset was offset by a valuation allowance amounted to RMB4,876,301, RMB233,258 and RMB1,821,356 (US$260,450) respectively.

The tax benefit, net of valuation allowance, recognized during the years ended December 31, 2023, 2024 and 2025 due to generation of advertising and market related expenses carryforwards amounting to RMB8,239,531, nil and nil, respectively.

The Group assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. The ultimate realization of deferred tax assets is dependent upon the ability to generate sufficient future taxable income within the carryforward periods provided for in the tax law based on the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carryforwards, including consideration of specific known trends of profits expected to be reflected within the industry, (iii) taxable income in prior carryback years and (iv) tax-planning strategies. On the basis of this evaluation, as of December 31, 2024 and 2025, a valuation allowance of RMB307,902,579 and RMB187,490,468 (US$26,810,780) was recorded respectively to reduce the deferred tax assets to the amount that is more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as the Group’s projections for growth.

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

The Group constantly assesses its intent to reinvest the offshore earnings. As of December 31, 2024 and 2025, the Group does not intend to reinvest certain undistributed earnings of the FIEs that have been generated in the Chinese Mainland, while for the remainder of the undistributed earnings, the Group intended to indefinitely reinvest. The Group has recorded a deferred tax liability of RMB58,600,000 and RMB45,622,417 (US$6,523,919) as of December 31, 2024 and 2025, respectively, associated with the earnings that are not indefinitely reinvested. The Group paid withholding tax of RMB15,650,000 and RMB58,477,583 (US$8,362,183) on distributed earnings during the years ended December 31, 2024 and 2025, respectively.

Undistributed earnings of FIEs that are considered to be indefinitely invested amounted to RMB4,255,686,362 and RMB4,930,483,185 (US$705,049,718) as of December 31, 2024 and 2025, respectively. All undistributed earnings are still subject to certain taxes upon repatriation, primarily where withholding taxes apply. The related unrecognized deferred tax liabilities were RMB425,568,636 and RMB493,048,319 (US$70,504,972) at a 10% tax rate as of December 31, 2024 and 2025, respectively.

Unrecognized tax benefits

A roll-forward of unrecognized tax benefits is as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Balance at beginning of the year	259,386,286	364,866,929	463,456,089	66,273,339
Additions for tax positions taken in current year	262,052,034	310,256,632	322,251,105	46,081,295
Reductions for tax positions taken in prior years	(156,571,391)	(211,667,472)	(253,438,648)	(36,241,245)
Balance at end of the year	364,866,929	463,456,089	532,268,546	76,113,389

The accrued interest and penalties related to income taxes as of December 31, 2024 and 2025 is set forth below:

	Year ended December 31,	Year ended December 31,
	2024	2025	2025
	RMB	RMB	US$
Accrued interest and penalties	9,195,253	15,274,707	2,184,254

As of December 31, 2023, 2024 and 2025, the Group’s unrecognized tax benefits consisted of: 1) RMB50,384,562, RMB107,202,546 and RMB180,110,598 (US$25,755,473) arising from charge-offs of loans receivable from Xiaoying Credit Loans and other loans and accounts receivable and contract asset; and 2) RMB314,482,367, RMB356,253,543 and RMB323,352,375 (US$46,238,775) arising from difference in timing for including certain taxable income in tax return; 3) nil, nil and RMB28,805,573 (US$4,119,142) arising from charge-offs of subrogation receivable related to the guarantee services.

As of December 31, 2023, 2024 and 2025, RMB102,814,895, RMB102,814,895 and RMB102,814,895 (US$14,702,334) of the unrecognized tax benefit balance, if recognized upon examination settlement or statute expiration, would affect the effective tax rate.

For the year ended December 31, 2023, 2024 and 2025, the increase of accrued interest and penalties related to income taxes was RMB2,126,378, RMB5,067,905, and RMB6,079,454 (US$869,350), respectively, which were recorded as part of the income tax expense in the consolidated financial statements.

In February 2026, the Group was informally notified after a routine tax audit that certain suppliers’ operating entities may be considered not in compliance with tax practice, which may impact the eligibility of associated input VAT offsets as well as claims for tax deductions. The Group is currently in discussion with tax authorities to determine potential tax implication; however, the financial impact cannot be reasonably estimated at this time. Management concluded this matter represents a non-adjusting subsequent event under ASC 855, and no provision was recognized as of December 31, 2025.

15. Net income per share and net income attributable to common stockholders

The following table details the computation of the basic and diluted net income per share:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net income attributable to X Financial	1,186,793,974	1,539,905,765	1,464,552,224	209,428,183
Shares (denominator):
Weighted average number of ordinary shares used in computing basic EPS	288,115,969	288,828,371	243,975,946	243,975,946
Basic net income per share	4.12	5.33	6.00	0.86
Diluted effects of stock options and RSUs	2,717,245	4,526,300	5,513,257	5,513,257
Weighted average number of ordinary shares used in computing diluted EPS	290,833,214	293,354,671	249,489,203	249,489,203
Diluted net income per share	4.08	5.25	5.87	0.84

Diluted income per share do not include the following instruments as their inclusion would have been anti-dilutive:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2024	2025
Stock options	3,602,998	3,399,998	502,014
Restricted stocks units	12,613,046	6,585,270	864,158

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

The Company used the Binomial model to estimate the fair value of the options granted on the respective grant dates with assistance from independent valuation firms. The fair value per option was estimated at the date of grant using the assumptions below. The weighted-average grant date fair value of the options for the years ended December 31, 2023, 2024 and 2025 were RMB10.39, RMB10.80 and RMB10.34 per share respectively.

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

A summary of option activity during the year ended December 31, 2025 is presented below:

				Intrinsic
				value of
	Number of	Exercise Price	Remaining	options
	Options	RMB	Contractual	RMB
Outstanding, as of January 1, 2025	4,003,514	0.27-31.96	0.06-4.32	5,954,422
Granted	—	—	—	—
Exercised	1,879,130	0.27-10.71	—	—
Forfeited/Cancelled	—	—	—	—
Outstanding, as of December 31, 2025	2,124,384	0.27-31.96	0.34-3.38	870,002
Vested and expected to vest as of December 31, 2025	2,124,384	0.27-31.96	0.34-3.38	870,002
Exercisable as of December 31, 2025	2,124,384	0.27-31.96	0.34-3.38	870,002

The Group recognized the compensation cost for the stock options on a straight-line basis.

For the years ended December 31, 2023, 2024 and 2025, the Group recorded compensation expenses of RMB414,747, nil and nil respectively for the stock options granted to the Group’s employees. The Group allocated share-based compensation expense for share option as follows:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Origination and servicing	70,740	—	—	—
General and administrative	344,007	—	—	—
Borrower acquisitions and marketing	—	—	—	—

All compensation expense related to unvested stock options was recognized by the end of December 31, 2023.

There were no income tax benefits recognized for the years ended December 31, 2023, 2024 and 2025 for share options exercised and for share-based compensation expense related.

Restricted stocks unit

Since 2019, the Group has granted restricted stock units (“RSUs”) to its directors, senior management, and employees. These RSUs generally have vesting periods ranging from two to four years and, for those granted since 2020, typically expire 10 years from the date of grant. From 2019 to 2022, the Group granted an aggregate of 35,230,698 RSUs to directors and employees, which included 26,657,998 units granted in November 2021 as significant long-term incentives for senior management and employees. The Group granted 180,000 RSUs in 2023, 7,210,000 RSUs in 2024, and an aggregate of 3,847,044 RSUs in 2025. While certain RSUs granted to employees are immediately vested upon grant, those granted to directors generally vest over a period of three years.

In August and November 2019, the Group cancelled 1,750,000 unvested options and concurrently granted 1,750,000 RSUs as replacement awards. The incremental compensation expense of RMB360,592 (US$52,281), representing the excess of the fair value of the modified awards over the original awards, was recognized accordingly.

In October 2025, the Group cancelled 1,683,606 unvested RSUs. Consequently, all remaining unrecognized compensation expense associated with these cancelled awards was recognized in full for the year ended December 31, 2025.

A summary of restricted share units’ activity during the year ended December 31, 2025 is presented below:

		Weighted-Average Grant-Date
	Number of	Fair Value
	Restricted Shares	RMB
Outstanding, as of January 1, 2025	13,375,270	4.94
Granted	3,847,044	11.20
Vested	(7,486,266)	5.97
Forfeited	(63,256)	4.97
Cancelled	(1,683,606)	6.78
Outstanding, as of December 31, 2025	7,989,186	6.60

For the year ended December 31, 2023, 2024 and 2025, the Group recorded compensation expenses of RMB42,183,463, RMB40,177,807 and RMB60,966,646 (US$8,718,114) respectively for the restricted shares granted to the Group’s directors and employees. The Group allocated share-based compensation expense for restricted share as follows:

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Origination and servicing	25,396,830	14,643,365	24,122,338	3,449,447
General and administrative	16,617,520	22,078,845	32,997,428	4,718,570
Borrower acquisitions and marketing	169,113	3,455,597	3,846,880	550,097

As of December 31, 2023, 2024 and 2025, there was RMB61,832,598, RMB8,277,516 and RMB5,757,534 (US$823,316) respectively of total unrecognized compensation expense related to unvested restricted shares granted. As of December 31, 2025, the cost is expected to be recognized over a weighted-average period of 3.05 years.

There were no income tax benefits recognized for the years ended December 31, 2023, 2024 and 2025 for restricted stocks unit related to share-based compensation expense.

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

Amounts restricted that include paid-in capital, additional paid-in capital and statutory reserve funds, as determined pursuant to China Accounting Standard, are RMB4,816,033,362 and RMB5,046,425,864 (US$721,629,301) as of December 31, 2024 and 2025 respectively.

18. Commitments and contingencies

Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not have any pending legal or administrative proceeding to which the Group is a party that will have a material effect on its business or financial condition.

19. Subsequent events

In first quarter of 2026, the Group has drawn down several short-term borrowings in aggregation amounting to RMB113,818,669, which apply weighted average fixed rate at 3.25%.

In the first quarter of 2026, the Group has declared a semi-annual dividend of US$0.28 per ADS (approximately US$0.0467 per ordinary share). The dividend will be payable on or about May 20, 2026, to shareholders of record as of the close of business on April 30, 2026.

SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

	As of
	December 31,	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Assets:
Cash and cash equivalents	1,359,623	7,934,940	1,134,681
Prepaid expenses and other current assets	390,721	500,011	71,501
Amount due from subsidiaries and VIEs	910,228,376	324,658,501	46,425,548
Investments in subsidiaries and VIEs	6,286,783,144	7,503,918,049	1,073,046,009
Total assets	7,198,761,864	7,837,011,501	1,120,677,739

Liabilities:
Accrued expenses and other current liabilities	245,607,222	210,864	30,153
Total liabilities	245,607,222	210,864	30,153

Equity:
Common shares	206,793	206,793	29,571
Treasury stock	(509,643,763)	(967,773,090)	(138,389,711)
Additional paid-in capital	3,207,028,391	3,256,349,216	465,651,744
Retained earnings	4,174,511,191	5,484,293,291	784,243,511
Accumulated other comprehensive income	81,052,030	63,724,427	9,112,471
Total equity	6,953,154,642	7,836,800,637	1,120,647,586
Total liabilities and equity	7,198,761,864	7,837,011,501	1,120,677,739

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year ended	Year ended
	December 31,	December 31,	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
General and administrative expenses	(5,899,484)	(7,502,575)	(6,465,244)	(924,518)
Interest income (expense)	29,662	33,062	(2,449,776)	(350,313)
Equity in profit of subsidiaries and VIEs	1,190,497,730	1,547,501,724	1,473,467,244	210,703,014
Other income (expense), net	2,166,066	(126,446)	—	—
Net income	1,186,793,974	1,539,905,765	1,464,552,224	209,428,183
Other comprehensive income (loss)	5,878,060	11,575,379	(17,327,603)	(2,477,815)
Comprehensive income	1,192,672,034	1,551,481,144	1,447,224,621	206,950,368

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

	December 31,	December 31,	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net cash (used in) provided by operating activities	(5,736,205)	(8,157,418)	247,024,682	35,324,059
Collection of amounts due from subsidiaries and VIEs	74,701,887	307,016,845	629,234,299	89,979,308
Net cash provided by investing activities	74,701,887	307,016,845	629,234,299	89,979,308
Contribution from shareholders	1,099,619	122,507	19,087,375	2,729,458
Repurchase of common shares	(24,872,828)	(182,204,126)	(733,975,533)	(104,957,105)
Dividend paid	(58,401,356)	(116,639,508)	(154,770,124)	(22,131,833)
Net cash used in financing activities	(82,174,565)	(298,721,127)	(869,658,282)	(124,359,480)
Effect of foreign exchange rate changes	131,100	18,968	(25,382)	(3,630)
Net (decrease) increase in cash and cash equivalents	(13,077,783)	157,268	6,575,317	940,257
Cash and cash equivalents, beginning of year	14,280,138	1,202,355	1,359,623	194,424
Cash and cash equivalents, end of year	1,202,355	1,359,623	7,934,940	1,134,681

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
3.For the years ended December 31, 2023, 2024 and 2025, there were no material contingencies, significant provisions of long-term obligations, guarantees of the Company.

Translations of balances in the additional financial information of Parent Company—Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB6.9931, as set forth in H.10 statistical release of the Federal Reserve Board on December 31, 2025. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into United States dollars at that rate on December 31, 2025, or at any other rate.